Form 20-F
period 2018-12-31
ARGENX SE
filed 2019-03-26
CIK 1697862

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

As of December 31, 2018 35,975,312 ordinary shares were outstanding, including ordinary shares represented by American Depositary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes X  No ☐

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

Yes X  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files):

Yes X  No ☐



Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b‑2 of the Exchange Act.

Large accelerated filer X	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ◻

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

Yes ☐  No X

Cautionary Statement with Respect to Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “will,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of clinical trials of our product candidates, including statements regarding when results of the trials will be made public;
•	the potential attributes and benefits of our product candidates and their competitive position with respect to other alternative treatments;
•	our ability to advance product candidates into, and successfully complete, clinical trials;
•	our plans related to the commercialization of our product candidates, if approved;
•	the anticipated pricing and reimbursement of our product candidates, if approved;
•	the timing or likelihood of regulatory filings and approvals for any product candidates;
•	our ability to establish sales, marketing and distribution capabilities for any of our product candidates that achieve regulatory approval;
•	our regulatory strategy and our ability to establish and maintain manufacturing arrangements for our product candidates;
•	the scope and duration of protection we are able to establish and maintain for intellectual property rights covering our product candidates, platform and technology;
•	our plans regarding, and consequences of, our restructuring and possible redomiciliation;
•	our estimates regarding expenses, future revenues, capital requirements and our needs for additional financing;
•	the rate and degree of market acceptance of our product candidates, if approved;
•	the potential benefits of our current collaborations;
•	our plans and ability to enter into collaborations for additional programs or product candidates; and
•	the impact of government laws and regulations on our business.

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

v

PART I

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.      KEY INFORMATION

A.       SELECTED FINANCIAL DATA

Our consolidated audited financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. We derived the selected consolidated statements of profit and loss and other comprehensive income, selected condensed consolidated statements of financial position and selected condensed consolidated statements of cash flow as of December 31, 2018, 2017 and 2016 and for the years ended December 31, 2018, 2017 and 2016 from our consolidated audited financial statements, included herein. Our selected consolidated statement of profit and loss and other comprehensive income, selected condensed consolidated statement of financial position and selected condensed consolidated statement of cash flow as of December 31, 2015 and for the year ended December 31, 2015 have been extracted from our audited consolidated financial statements, which are not included herein. Our selected consolidated statement of profit and loss and other comprehensive income, selected condensed consolidated statement of financial position and selected condensed consolidated statement of cash flow as of December 31, 2014 and for the year ended December 31, 2014 have been extracted from our unaudited consolidated financial statements, which are not included herein. This data should be read together with, and is qualified in its entirety by reference to, “Item 5—Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	Year ended
	December 31,
	2018	2017	2016	2015	2014
	(In thousands, except share and per share data)
Consolidated statement of profit and loss and other comprehensive income:
Revenue	€21,482	€36,415	€14,713	€6,854	€3,756
Other operating income	7,749	4,841	2,439	3,101	1,621
Research and development expenses	(83,609)	(51,740)	(31,557)	(20,635)	(12,641)
Selling, general and administrative expenses	(27,471)	(12,448)	(7,011)	(4,925)	(3,479)
Operating loss	(81,849)	(22,932)	(21,416)	(15,605)	(10,743)
Financial income	3,694	1,250	73	112	137
Financial expenses	—	—	—	—	(3)
Exchange gains/(losses)	12,308	(5,797)	(31)	181	295
Loss before taxes	(65,847)	(27,479)	(21,374)	(15,312)	(10,314)
Income tax expense	(794)	(597)	—	—	—
Loss for the year and total comprehensive loss	€(66,641)	€(28,076)	€(21,374)	€(15,312)	€(10,314)
Weighted average number of shares outstanding	33,419,356	24,609,536	18,820,612	15,734,007	7,551,576
Basic and diluted loss per share	€(1.99)	€(1.14)	€(1.14)	€(0.97)	€(1.37)

	As of December 31,
	2018	2017	2016	2015	2014
	(In thousands)
Condensed consolidated statement of financial position:
Cash, cash equivalents and current financial assets	€564,569	€359,775	€96,728	€42,327	€55,973
Total assets	578,458	370,908	105,772	45,962	58,510
Deferred revenue — current and non-current	2,161	10,070	30,206	4,141	3,451
Total liabilities	40,063	25,977	42,398	8,684	8,428
Share capital	3,597	3,217	2,012	1,580	1,571
Share premium	673,454	430,518	126,358	82,169	81,940
Total equity	538,395	344,931	63,374	37,278	50,082

	As of December 31,
	2018	2017	2016	2015	2014
	(In thousands)
Condensed consolidated statement of cash flows:
Cash and cash equivalents at beginning of the period	€190,867	€89,897	€35,514	€32,180	€22,720
Net cash flows (used in) / from operating activities	(53,839)	(36,546)	10,599	(13,897)	(5,235)
Net cash flows (used in) / from investing activities	(107,542)	(162,052)	(806)	16,812	(23,341)
Net cash flows (used in) / from financing activities	244,671	305,365	44,621	238	37,741
Effect of exchange rate differences on cash and cash equivalents	6,883	(5,797)	(31)	181	295
Cash and cash equivalents at end of the period	€281,040	€190,867	€89,897	€35,514	€32,180

B.       CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.       RISK FACTORS

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the U.S. Securities and Exchange Commission, or the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs. This report also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement with Respect to Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors including the risks described below and elsewhere in this annual report and our other SEC filings. See “Cautionary Statement with Respect to Forward-Looking Statements” above.

Risks Related to Our Financial Position and Need for Additional Capital

We are a clinical‑stage biopharmaceutical company and have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

We are a clinical‑stage biopharmaceutical company with a limited operating history. Since our inception, we have incurred significant operating losses. We incurred losses for the year and total comprehensive losses of €28.1 million and €66.6 million for the years ended December 31, 2017 and 2018, respectively. As of December 31, 2018, we had accumulated losses of €169.6 million. Our losses resulted principally from costs incurred in research and development, preclinical testing, clinical development of our product candidates as well as costs incurred for research programs and from general and administrative costs associated with our operations. In addition, we expect to continue to incur significant costs associated with our listings in the United States and in

Europe. In the future, we intend to continue to conduct research and development, preclinical testing, clinical trials and regulatory compliance activities, and we intend to establish a sales, marketing and distribution infrastructure. These expenses, together with anticipated general and administrative expenses, will result in incurring further significant losses for the next several years. Our losses, among other things, will continue to cause our working capital and shareholders’ equity to decrease. We anticipate that our expenses will increase substantially if and as we:

•	execute the Phase 3 clinical trials of efgartigimod (ARGX-113) in myasthenia gravis, or MG, and, potentially, primary immune thrombocytopoenia, or ITP, and pemphigus vulgaris, or PV;
•	complete the Phase 2 clinical trials of efgartigimod in ITP and PV and launch a Phase 2 clinical trial in chronic inflammatory demyelinating polyneuropathy, or CIDP;
•	complete the Phase 2 clinical trials in acute myeloid leukemia, or AML and high‑risk myelodysplastic syndrome, or MDS;
•	execute a Phase 2 clinical trial in ITP with the subcutaneous formulation of efgartigimod;
•	continue the research and development of our other clinical‑ and preclinical‑stage product candidates and discovery stage programs;
•	seek to enhance our technology platform and discover and develop additional product candidates;
•	seek regulatory approvals for any product candidates that successfully complete clinical trials;
•	establish a sales, marketing and distribution infrastructure and scale‑up manufacturing capabilities to commercialize any product candidates for which we may obtain regulatory approval;
•	maintain, expand and protect our intellectual property portfolio, including litigation costs associated with defending against alleged patent infringement claims;
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

Our future capital requirements for efgartigimod, cusatuzumab (ARGX-110) or our preclinical programs will depend on many factors, including:

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

We expect that the costs of development and commercialization will significantly increase due to the extended product development roadmap for cusatuzumab as part of our collaboration with Janssen Pharmaceuticals, Inc., or Janssen. Although this collaboration agreement provides a joint decision process to approve the development plan as well as the budget, we will not control the actual amounts spent within such approved budget and we cannot control or guarantee that these funds are spent in the most efficient way.

Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. As a result, we will need additional financing to support our continuing operations. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources, which may include collaborations with third parties. Adequate additional financing may not be available to us on acceptable terms, or at all. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. The inability for us to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy. As a result, we may be forced to delay, reduce or terminate the development or commercialization of all or part of our research programs or product candidates or we may be unable to take advantage of future business opportunities.

Raising additional capital may cause dilution to holders of our ordinary shares or ADSs restrict our operations or require us to relinquish rights to our technologies or product candidates.

In order to further advance development of our product candidates, discover additional product candidates and pursue our other business objectives, we will need to seek additional funds.

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

Since our inception in 2008, we have invested most of our resources in developing our product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing general and administrative support for these operations. Our most advanced candidate, efgartigimod, completed a Phase 2 clinical trial for the treatment of MG and ITP. In September 2018, we launched our first Phase 3 clinical trial in MG. We also have a third ongoing Phase 2 clinical trial of efgartigimod for the treatment of PV and announced the analysis of efgartigimod in a fourth indication, CIDP. We also concluded a

Phase 1 clinical trial of a subcutaneous formulation of efgartigimod for the treatment of chronic autoimmune diseases. We have not yet demonstrated an ability to obtain regulatory approvals, manufacture a commercial‑scale product or conduct sales and marketing activities necessary for successful product commercialization. In addition, given our limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors in achieving our business objectives. If we are successful at completing the approval process for one of our product candidates, we may consider transitioning from our current research and development focus to focusing on commercializing our products. We may not be successful in such a transition or may incur greater costs than expected, which would materially adversely affect our business, prospects, financial condition and results of operation. Additionally, we expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or more experience developing and commercializing antibody‑based drugs.

Risks Related to the Development and Clinical Testing of Our Product Candidates

All of our product candidates are in preclinical or early‑stage clinical development. Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of our product candidates, particularly efgartigimod and cusatuzumab, are prolonged or delayed, we or our collaborators may be unable to obtain required regulatory approvals, and therefore will be unable to commercialize our product candidates on a timely basis or at all, which will adversely affect our business.

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

Clinical trials can be delayed, suspended, or terminated for a variety of reasons, including the following:

•

delays in or failure to obtain regulatory approval to commence a trial, including as a result of circumstances beyond our control, such as the partial shutdown of operations at U.S. governmental agencies involved in granting necessary approvals;

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

Preclinical drug development is uncertain. Some or all of our preclinical programs, such as ARGX‑116 and ARGX‑117, may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these product candidates on a timely basis or at all, which would have an adverse effect on our business.

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

Undesirable side effects that may be caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA or other comparable foreign authorities. While our preclinical and clinical studies for our product candidates to date have generally been well tolerated from a risk‑benefit perspective, we have observed adverse events and treatment emergent adverse events in our clinical studies to date, and we may see additional adverse events and TEAEs in our  ongoing and future trials, which may be more serious than those observed to date, and as a result, our ongoing and future trials may not support this conclusion.

The results of future clinical studies may show that our product candidates cause undesirable or unacceptable side effects or even death. In such an event, our trials could be suspended or terminated and the FDA, the EMA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug‑related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly. Further, because all of our product candidates and preclinical programs, other than efgartigimod, are based on our SIMPLE AntibodyTM platform, any adverse safety or efficacy findings related to any product candidate or preclinical program may adversely impact the viability of our other product candidates or preclinical programs.

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

We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated. We may not be successful in our efforts to use and expand our SIMPLE AntibodyTM platform, our NHance® and ABDEGTM technologies, or the licensed POTELLIGENT® technology, to build a pipeline of product candidates and develop marketable products due to significant competition and technological change, which could limit or eliminate the market opportunity for our product candidates and technology platforms.

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

Competition in the autoimmune field is intense and involves multiple monoclonal antibodies, other biologics and small molecules either already marketed or in development by many different companies including large pharmaceutical companies such as AbbVie Inc. (Humira/rheumatoid arthritis); Amgen Inc. (Enbrel/rheumatoid arthritis); Biogen, Inc. (Tysabri/multiple sclerosis); GlaxoSmithKline plc, or GSK, (Benlysta/lupus); F. Hoffman-La Roche AG, or Roche (Rituxan/often used off label); and Janssen (Remicade/rheumatoid arthritis and Stelara/psoriasis). In some cases, these competitors are also our collaborators. In addition, these and other pharmaceutical companies have monoclonal antibodies or other biologics in clinical development for the treatment of autoimmune diseases. In addition to the current standard of care, we are aware that Alexion Pharmaceuticals, Inc. is selling Soliris for the treatment of adult patients with generalized MG who are anti-acetylcholine receptor antibody positive and that GSK; Roche; Novartis AG; CSL Behring; Grifols, S. A.; BioMarin Pharmaceutical, Inc.; Curavac; Millennium Pharmaceuticals, Inc.; UCB S.A.; Ra Pharmaceuticals; and Momenta Pharmaceuticals, among others, are developing drugs that may have utility for the treatment of MG. We are aware that Rigel Pharmaceuticals, Inc.; Dova Pharmaceuticals; Bristol-Myers Squibb; Immunomedics; Protalex, Inc.; Principia Biopharma and others are developing drugs that may have utility for the treatment of ITP. We are aware that Roche is selling Rituxan for the treatment of moderate to severe PV and Principia, Alexion and others are developing drugs that may have utility for the treatment of PV. Furthermore, we are aware of competing products specifically targeting FcRn and being developed by UCB S. A.; Momenta, Inc.; Alexion; Immunovant; and Affibody.

Competition in the leukemia and lymphoma space is intense, with many compounds in clinical trials by large multinational pharmaceutical companies and specialized biotech companies. Rituxan (Roche), Adcetris (Seattle Genetics, Inc. / Takeda Pharmaceutical Company, Ltd.), Darzalex (Janssen) and Poteligeo (Kyowa Hakko Kirin Co., Ltd.) are some examples of monoclonal antibodies approved for the treatment of Hodgkin's lymphoma, non-Hodgkin's lymphoma, multiple myeloma or other blood cancers. We are aware of AML drugs recently approved by the FDA, such as Daurismo (Pfizer), Mylotarg (Pfizer), Rydapt (Amgen), Vyxos (Jazz Pharmaceuticals, Inc.) and IDHIFA (Agios, Inc. and Celgene). In addition, we are aware of a number of other companies with development stage programs that may compete with cusatuzumab in the future, if it is approved. We anticipate that we will face intense and increasing competition as new treatments enter the market and advanced technologies become available.

There are several monoclonal antibody drug discovery companies that may compete with us in the search for novel therapeutic antibody targets, including Adimab LLC; Merus N.V.; Regeneron Pharmaceuticals, Inc.; Xencor Inc. and MorphoSys AG. We are aware that a product candidate in development by Scholar Rock, Inc. may compete with ABBV-151 (formerly named ARGX-115) and a product candidate in development by Ionis Pharmaceuticals, Inc. may compete with ARGX-116, if they are approved.

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

The regulatory approval processes of the U.S. Food and Drug Administration, the European Medicines Agency and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

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

Since its enactment, some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial, congressional, and executive challenges. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. The U.S. Supreme Court has upheld certain key aspects of the legislation, including a tax-based shared responsibility payment imposed on certain individuals who fail to maintain qualifying health coverage for all or part of a year, which is commonly known as the requirement that all individuals maintain health insurance coverage or pay a penalty, referred to as the “individual mandate.” However, as a result of tax reform legislation passed in December 2017, the individual mandate has been eliminated effective January 1, 2019. According to the Congressional Budget Office, the repeal of the individual mandate will cause 13 million fewer Americans to be insured in 2027 and premiums in insurance markets may rise.

Since January 2017, President Trump has signed several executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the ACA. One such Executive Order terminates the cost-sharing subsidies that reimburse insurers under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. The loss of the cost share reduction payments is expected to increase premiums on certain policies issued by qualified health plans under the ACA. Further, on June 14, 2018, the U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $12 billion in ACA risk corridor payments to third-party payors who argued were owed to them. The effects of this gap in reimbursement on third-party payors, the viability of the ACA marketplace, providers, and potentially our business, are not yet known.

Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed repeal legislation, it has enacted laws that modify certain provisions of the ACA, such as removing or delaying penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance, delaying the implementation of certain ACA-mandated fees, and increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D. On December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the ACA is an essential and inseverable feature of the ACA, and therefore because the mandate was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA are invalid as well. The Trump administration and CMS have both stated that the ruling will have no immediate effect, and on December 30, 2018, the same judge issued an order staying the judgment pending appeal. It is unclear how this decision and any subsequent appeals and other efforts to repeal and replace the ACA will impact the ACA and our business. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results. We will continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These new laws may result in additional reductions in Medicare and other healthcare funding. For example, on August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including without limitation the Bipartisan Budget Act of 2015, will remain in effect through 2027 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our customers and accordingly, our financial operations.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump administration released a "Blueprint" to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

CMS may develop new payment and delivery models, such as bundled payment models. CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. On November 30, 2018, CMS announced a proposed rule that would amend the Medicare Advantage and Medicare Part D prescription drug benefit regulations to reduce out of pocket costs for plan enrollees and allow Medicare plans to negotiate lower rates for certain drugs. Among other things, the proposed rule changes would allow Medicare Advantage plans to use pre authorization (PA) and step therapy (ST) for six protected classes of drugs and, with certain exceptions, permit plans to implement PA and ST in Medicare Part B drugs; and change the definition of “negotiated prices” as well as add a definition of “price concession” in the regulations. It is unclear whether these proposed changes will be accepted, and if so, what effect such changes will have on our business.

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

We may be subject to healthcare and privacy laws, regulation and enforcement. Our failure to comply with these laws could harm our results of operations and financial conditions.

Although we do not currently have any products on the market, our current and future operations may be directly, or indirectly through our customers and third‑party payors, subject to various U.S. federal and state healthcare laws and regulations, including, without limitation, the U.S. federal Anti‑Kickback Statute. Healthcare providers, physicians and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. These laws may impact, among other things, our proposed sales, marketing and education programs and constrain our business and financial arrangements and relationships with third‑party payors, healthcare professionals who participate in our clinical research program, healthcare professionals and others who recommend, purchase, or provide our approved products, and other parties through which we market, sell and distribute our products for which we obtain marketing approval. In addition, we may be subject to patient data privacy and security regulation by both the U.S. federal government and the other states and countries in which we conduct our business. See also the risk factor titled “We may fail to comply with evolving European and other privacy laws.” below. Finally, our current and future operations are subject to additional healthcare‑related statutory and regulatory requirements and enforcement by foreign regulatory authorities in jurisdictions in which we conduct our business. The laws that may affect our ability to operate include:

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

•

the anti-inducement law prohibits, among other things, the offering or giving of remuneration, which includes, without limitation, any transfer of items or services for free or for less than fair market value (with limited exceptions), to a Medicare or Medicaid beneficiary that the person know or should know is likely to influence the beneficiary’s selection of a particular supplier of items or services reimbursable by a federal or state governmental program;

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

•

analogous state laws and regulations, including: state anti‑kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third‑party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts; and

•	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.

It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion of drugs from government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non‑compliance with these laws, reputational harm and the curtailment or restructuring of our operations. Defending against any such actions can be costly and time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

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

Additionally, recent healthcare reform legislation has strengthened federal and state healthcare fraud and abuse laws. For example, the ACA amends the intent requirement of the federal Anti‑Kickback Statute and criminal healthcare fraud statutes to clarify that liability under these statutes does not require a person or entity to have actual knowledge of the statutes or a specific intent to violate them. Moreover, the ACA provides that the government may assert that a claim that includes items or services resulting from a violation of the federal Anti‑Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Furthermore, on January 31, 2019, the Department of Health and Human Services (HHS) and HHS Office of Inspector General (OIG) proposed an amendment to one of the existing Anti-Kickback safe harbors (42 C.F.R. 1001.952(h)) which would prohibit certain pharmaceutical manufacturers from offering rebates to pharmacy benefit managers (“PBMs”) in the Medicare Part D and Medicaid managed care programs. The proposed amendment would remove protection for "discounts" from Anti-Kickback enforcement action, and would include criminal and civil penalties for knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or reward the referral of business reimbursable under federal health care programs. At the same time, HHS also proposed to create a new safe harbor to protect point-of-sale discounts that drug manufacturers provide directly to patients, and adds another safe harbor to protect certain administrative fees paid by manufacturers to PBMs. If this proposal is adopted, in whole or in part, it could affect the pricing and reimbursement for any products for which we receive approval in the future. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

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

We may fail to comply with evolving European and other privacy laws.

In Europe, Directive 95/46/EC of the European Parliament and of the Council of October 24, 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data, or the Directive, and Directive 2002/58/EC of the European Parliament and of the Council of July 12, 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector (as amended by Directive 2009/136/EC), or the e-Privacy-Directive, have required the European Union, or EU member states, to implement data protection laws to meet strict privacy requirements. Violations of these requirements can result in administrative measures, including fines, or criminal sanctions. The e-Privacy Directive will likely be replaced in time by a new e-Privacy Regulation which may impose additional obligations and risk for our business.

Beginning on May 25, 2018, the Directive was replaced by Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, or the GDPR. The GDPR imposes a broad range of strict requirements on companies subject to the GDPR, such as us, including requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside the European Economic Area, or the EEA, including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments, and record-keeping. The GDPR substantially increases the penalties to which we could be subject in the event of any non-compliance, including fines of up to 10,000,000 Euros or up to 2% of our total worldwide annual turnover for certain comparatively minor offenses, or up to 20,000,000 Euros or up to 4% of our total worldwide annual turnover for more serious offenses. Given the new law, we face uncertainty as to the exact interpretation of the new requirements, and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law.

In particular, national laws of member states of the EU are in the process of being adapted to the requirements under the GDPR, thereby implementing national laws which may partially deviate from the GDPR and impose different obligations from country to country, so that we do not expect to operate in a uniform legal landscape in the EU. Also, in the field of handling genetic data, the GDPR specifically allows national laws to impose additional and more specific requirements or restrictions, and European laws have historically differed quite substantially in this field, leading to additional uncertainty.

We must also ensure that we maintain adequate safeguards to enable the transfer of personal data outside of the EEA, in particular to the United States in compliance with European data protection laws, including the GDPR. We expect that we will continue to face uncertainty as to whether our efforts to comply with our obligations under European privacy laws will be sufficient. If we are investigated by a European data protection authority, we may face fines and other penalties. Any such investigation or charges by European data protection authorities could have a negative effect on our existing business and on our ability to attract and retain new clients or pharmaceutical partners. We may also experience hesitancy, reluctance, or refusal by European or multi-national clients or pharmaceutical partners to continue to use our products and solutions due to the potential risk exposure as a result of the current (and, in particular, future) data protection obligations imposed on them by certain data protection authorities in interpretation of current law, including the GDPR. Such clients or pharmaceutical partners may also view any alternative approaches to compliance as being too costly, too burdensome, too legally uncertain, or otherwise objectionable and therefore decide not to do business with us. Any of the foregoing could materially harm our business, prospects, financial condition and results of operations.

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

We may from time to time seek orphan drug designation in the United States or Europe for certain indications addressed by our product candidates. For example, in September 2017, the FDA granted orphan drug designation for the use of efgartigimod for the treatment of MG. Even if we are able to obtain orphan designation, we may not be the first to obtain marketing approval for such indication due to the uncertainties associated with developing pharmaceutical products. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan‑designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA or the EMA can subsequently approve the same drug with the same active moiety for the same condition if the FDA or the EMA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

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

Even if our product candidates are approved for marketing, sales of such product candidates will depend, in part, on the extent to which third-party payors, including government health programs in the United States (such as Medicare and Medicaid), commercial health insurers, and managed care organizations, provide coverage and establish adequate reimbursement levels for such product candidates. Moreover, increasing efforts by governmental and third-party payors in the European Union, the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

In the United States and markets in other countries, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered and patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use any product candidates we may develop unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such product candidates. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and biologics. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse health care providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services and imposing controls to manage costs, especially on drugs when an equivalent generic drug or a less expensive therapy is available. It is possible that a third‑party payor may consider our product candidates and other therapies to be substitutable and only offer to reimburse patients for the less expensive product. Even if we show improved efficacy or improved convenience of administration with our product candidates, pricing of existing drugs may limit the amount we will be able to charge for our product candidates. These payors may deny or revoke the reimbursement status of a given drug product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates, and may not be able to obtain a satisfactory financial return on products that we may develop. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product candidate that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product candidate, and the cost of these studies would be in addition to the costs required to obtain FDA or other comparable marketing approvals. Even after pharmacogenomic studies are conducted, product candidates may not be considered medically necessary or cost-effective. A decision by a third-party payor not to cover any product candidates we may develop could reduce physician utilization of such product candidates once approved and have a material adverse effect on our sales, results of operations and financial condition. Additionally, a payor's decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. For example, the payor may require co-payments that patients find unacceptably high. Further, one payor's determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Third-party reimbursement and coverage may not be adequate to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. The insurance coverage and reimbursement status of newly-approved products for orphan diseases is particularly uncertain, and failure to obtain or maintain adequate coverage and reimbursement for any such product candidates could limit our ability to generate revenue.

The containment of healthcare costs also has become a priority for U.S. federal and state and international governments and the prices of pharmaceuticals have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, and mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of price controls and cost-containment measures, and the adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our potential revenue from the sale of any product candidates for which we may obtain approval. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more of our product candidates for which we or our collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future. Obtaining and maintaining reimbursement status is time‑consuming and costly. No uniform policy for coverage and reimbursement for drug products exists among third‑party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time‑consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely.

Further, there have been several recent U.S. congressional inquiries and proposed federal and proposed and enacted state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, Congress and the Trump administration have each indicated that it will continue to pursue new legislative and/or administrative measures to control drug costs. Individual state legislatures have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing. Some of these measures include price or patient reimbursement constraints, discounts, restrictions on certain product access, marketing cost disclosure and transparency measures, and, in some cases, measures designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.

Outside the United States, we will face challenges in obtaining adequate coverage and payment for any product candidates we may develop. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of regulatory marketing approval for a product candidate and may require us to conduct a clinical trial that compares the effectiveness of any product candidates we may develop to other available therapies to support cost-effectiveness. The conduct of such a clinical trial could be expensive, involve additional risk and result in delays in our commercialization efforts.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed upon. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies (so called health technology assessments, or HTAs) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals, and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel trade (arbitrage between low-priced and high-priced member states) can further reduce prices. Special pricing and reimbursement rules may apply to orphan drugs. Inclusion of orphan drugs in reimbursement systems tend to focus on the medical usefulness, need, quality and economic benefits to patients and the healthcare system in relation to those drugs. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results-based rules of reimbursement may apply. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our product candidates, if approved in those countries.

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

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of our pharmaceutical product candidates even if they are granted marketing approval. We may not be able to successfully achieve support among such third parties for our product candidates, and our relationships with such parties are subject to regulations.

Our current and future arrangements with providers, researchers, consultants, third-party payors and customers are subject to broadly applicable federal and state fraud and abuse, anti-kickback, false claims, transparency and patient privacy laws and regulations and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations include, without limitation, the following:

•

the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program, such as Medicare and Medicaid;

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

•

HIPAA, as amended by HITECH, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without the appropriate authorization by entities subject to the law, such as healthcare providers, health plans and healthcare clearinghouses and their respective business associates;

•

the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the U.S. Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

•

analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring pharmaceutical manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

We will be required to spend substantial time and money to ensure that our business arrangements with third parties comply with applicable healthcare laws and regulations. Recent healthcare reform legislation has strengthened these federal and state healthcare laws. For example, the ACA amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes to clarify that liability under these statutes does not require a person or entity to have actual knowledge of the statutes or a specific intent to violate them. Moreover, the ACA provides that the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

Violations of these laws can subject us to criminal, civil and administrative sanctions, including monetary penalties, damages, fines, disgorgement, individual imprisonment and exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm, and the required curtailment or restructuring of our operations. Moreover, we expect that there will continue to be federal and state laws and regulations, proposed and implemented, that could impact our future operations and business.

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

We believe that any of our product candidates approved as a biological product under a BLA should qualify for the 12‑year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar product, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non‑biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

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

Our business may be adversely affected as a result of computer system failures. We may suffer data leaks or become the target of cyber-attacks, as a result of which our financial assets, confidential information and/or intellectual property may be materially negatively impacted. We may not be able to successfully protect our computer systems against unauthorized access by third parties.

Any of the internal computer systems belonging to us or our third‑party service providers are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Like other companies, we have on occasion experienced, and will continue to experience, threats to our data and systems, including malicious codes and viruses, phishing, business email compromise attacks, or other cyber-attacks. The number and complexity of these threats continue to increase over time. Any system failure, accident or security breach that causes interruptions in our own or in third‑party service vendors’ operations could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our or our partners’ regulatory approval efforts and significantly increase our costs in order to recover or reproduce the lost data. To the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur liability, our product development programs and competitive position may be adversely affected and the further development of our product candidates may be delayed. If the integrity of our cybersecurity systems is breached, the effects may be significant, including remediation expenses, lost revenues, litigation costs, and increased insurance premiums and may also experience reputational damage and the erosion of shareholder value. Furthermore, we may incur additional costs to remedy the damage caused by these disruptions or security breaches.

In order to successfully commercialize and market our products in the future, we may need to implement additional enterprise resource management systems, which is a complex process that may cause us to face delays. We may also need to implement computer systems, such as additional global enterprise research systems, or ERP systems, in which we have limited experience and which may prove a complex process that could cause delays in our commercialization process.

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

We are, and expect to continue to be, dependent on partnerships with partners relating to the development and commercialization of our existing and future research programs and product candidates. We currently have collaborative research relationships with various pharmaceutical companies, such as Janssen, AbbVie, Shire and with various academic and research institutions worldwide, for the development of product candidates resulting from such collaborations. We had, have and will continue to have discussions on potential partnering opportunities with various pharmaceutical companies. If we fail to enter into or maintain collaborations on reasonable terms or at all, our ability to develop our existing or future research programs and product candidates could be delayed, the commercial potential of our products could change and our costs of development and commercialization could increase.

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

•

for collaboration agreements where we are solely or partially responsible for funding development expenses over a significant time period in the future, we may not be able to accurately predict or control the amount of resources spent within the budgets for which we may be partially responsible, as a result of which we may end up spending more on such development activities than we had previously assessed or as a result of which the funds spent by us may not be used in the most efficient manner;

•	we may be required to relinquish significant rights, including intellectual property, marketing and distribution rights;
•	our anticipated payments under any partnership agreement (e.g., royalty payments for licensed products) may not materialize;
•

our current and future collaborators may fail to exercise their options to license certain of our product candidates, which may occur for reasons unrelated to the therapeutic or commercial potential of our product candidates but may nevertheless adversely impact our ability to develop and commercialize such product candidates;

•

our current and future collaborators may terminate their collaborations with us, and in such case we may not be willing or able to find other collaborators and/or to develop and commercialize the relevant product candidate(s) independently;

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

We rely on third parties to supply and manufacture our product candidates, and we expect to continue to rely on third parties to manufacture our products, if approved. The development of such product candidates and the commercialization of any products, if approved, could be stopped, delayed or made less profitable if any such third party fails to provide us with sufficient quantities of product candidates or products or fails to do so at acceptable quality levels or prices or fails to maintain or achieve satisfactory regulatory compliance

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our product candidates for use in the conduct of our clinical studies or for commercial supply, if our products are approved. Instead, we rely on, and expect to continue to rely on contract manufacturing organizations, or CMOs. We currently rely mainly on Lonza Sales AG, or Lonza, based in Slough, UK and Singapore for the manufacturing of the drug substance of all our products and the production cell line POTELLIGENT® CHOK1SV jointly owned by Lonza and BioWa, Inc. for clinical and commercial scale production of ADCC enhanced antibody products. Reliance on third‑party providers may expose us to more risk than if we were to manufacture our product candidates ourselves. We do not control the manufacturing processes of the CMOs we contract with and are dependent on those third parties for the production of our product candidates in accordance with relevant regulations (such as cGMP), which includes, among other things, quality control, quality assurance and the maintenance of records and documentation.

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

For our financial reporting, we are partially dependent on financial information received from our collaborative partners, which we do not control and which may not be received in a timely manner and which may not be accurate. Our reliance on financial information received from our collaboration partners may impact our own internal and external financial reporting and any delay in the provision of such financial information to us or any failure by us to identify mistakes in the financial information provided to us may cause our own financial statements to be partially inaccurate.

We have collaborated, and plan to continue to collaborate, with third parties on product candidates that we believe have promising utility in disease areas or patient populations that are better served by resources of larger biopharmaceutical companies. See “Collaborations” in “Item 4B.—Business Overview” for a more detailed description of these collaborations. As part of some of these collaborations, our collaboration partners are responsible for providing us with financial information regarding specific projects, including funds spent, liabilities incurred and expected future costs, on which we rely for our own financial reporting. In the event that our collaboration partners fail to provide us with the necessary financial information within the agreed upon timeframes, or if such financial information proves partially inaccurate, this is likely to impact the accuracy of our own financial reporting. Any inaccuracy in our financial reporting could cause investors to lose confidence in our financial reporting, which may negatively impact the price of our ADSs.

Risks Related to Intellectual Property

We rely on patents and other intellectual property rights to protect our product candidates and the SIMPLE AntibodyTM, NHance® and ABDEGTM platform technologies, the enforcement, defense and maintenance of which may be challenging and costly. Failure to enforce or protect these rights adequately could harm our ability to compete and impair our business.

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

Issued patents covering one or more of our products or the SIMPLE AntibodyTM, NHance® and ABDEGTM platform technologies could be found invalid or unenforceable if challenged in court.

To protect our competitive position, we may from time to time need to resort to litigation in order to enforce or defend any patents or other intellectual property rights owned by or licensed to us, or to determine or challenge the scope or validity of patents or other intellectual property rights of third parties. Enforcement of intellectual property rights is difficult, unpredictable and expensive, and many of our or our licensors’ or collaboration partners’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors or collaboration partners can. Accordingly, despite our or our licensors’ or collaboration partners’ efforts, we or our licensors or collaboration partners may not prevent third parties from infringing upon or misappropriating intellectual property rights we own or control, particularly in countries where the laws may not protect those rights as fully as in the European Union and the United States. We may fail in enforcing our rights—in which case our competitors may be permitted to use our technology without being required to pay us any license fees. In addition, however, litigation involving our patents carries the risk that one or more of our patents will be held invalid (in whole or in part, on a claim‑by‑claim basis) or held unenforceable. Such an adverse court ruling could allow third parties to commercialize our products or use our SIMPLE AntibodyTM, NHance® and ABDEGTM platform technologies, and then compete directly with us, without payment to us.

If we were to initiate legal proceedings against a third party to enforce a patent covering one of our products, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States or in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. A claim for a validity challenge may be based on failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non‑enablement. A claim for unenforceability could involve an allegation that someone connected with prosecution of the patent withheld relevant information from the European Patent Office or the USPTO or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our products or certain aspects of our SIMPLE AntibodyTM, NHance® and ABDEGTM platform technologies. Such a loss of patent protection could have a material adverse impact on our business. Further, litigation could result in substantial costs and diversion of management resources, regardless of the outcome, and this could harm our business and financial results. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without infringing our patents or other intellectual property rights.

Intellectual property rights of third parties could adversely affect our ability to commercialize our product candidates, such that we could be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

Our competitive position may suffer if patents issued to third parties or other third‑party intellectual property rights cover our products or elements thereof, our manufacture or uses relevant to our development plans, the targets of our product candidates, or other attributes of our product candidates or our technology. In such cases, we may not be in a position to develop or commercialize products or product candidates unless we successfully pursue litigation to nullify or invalidate the third‑party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. We are aware of certain U.S. issued patents held by third parties that some may argue cover certain aspects of our product candidates, including cusatuzumab and ARGX‑111. The patent relating to cusatuzumab is scheduled to expire in 2026, and the patents relating to ARGX‑111 are scheduled to expire between 2024 and 2032. In the event that a patent has not expired at the time of approval of such product candidate and the patent owner were to bring an infringement action against us, we may have to argue that our product, its manufacture or use does not infringe a valid claim of the patent in question. Alternatively, if we were to challenge the validity of any issued U.S. patent in court, we would need to overcome a statutory presumption of validity that attaches to every U.S. patent. This means that in order to prevail, we would need to present clear and convincing evidence as to the invalidity of the patent’s claims. There is no assurance that a court would find in our favor on questions of infringement or validity. In the event that a patent is successfully asserted against us such that the patent is found to be valid and enforceable and infringed by our product, unless we obtain a license to such a patent, which may not be available on commercially reasonable terms or at all, we could be prevented from continuing to develop or commercialize our product. Similarly, the targets for certain of our product candidates have also been the subject of research by other companies, which have filed patent applications or have patents on aspects of the targets or their uses. There can be no assurance any such patents will not be asserted against us or that we will not need to seek licenses from such third parties. We may not be able to secure such licenses on acceptable terms, if at all, and any such litigation would be costly and time‑consuming.

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

If we fail in any such dispute, in addition to being forced to pay damages, we or our licensees may be temporarily or permanently prohibited from commercializing any of our product candidates that are held to be infringing. We might, if possible, also be forced to redesign product candidates so that we no longer infringe the third‑party intellectual property rights. Or, we may be required to seek a license to any such technology that we are found to infringe, which license may not be available on commercially reasonable terms, or at all. Even if we or our licensors or collaboration partners obtain a license, it may be non‑exclusive (for example, the POTELLIGENT® platform), thereby giving our competitors access to the same technologies licensed to us or our licensors or collaboration partners. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent. Any of these events, even if we were to ultimately prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

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

As is the case with other biotechnology companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological complexity and legal complexity. Therefore, obtaining and enforcing biopharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the America Invents Act, or the AIA, has been enacted in the United States, resulting in significant changes to the U.S. patent system.

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

We may be subject to claims by third parties asserting that we or our employees or consultants have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

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

Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have been instrumental for us and have substantial experience with our therapies and related technologies. These key management individuals include the members of our board of directors and executive management, including Tim Van Hauwermeiren, our co‑founder and Chief Executive Officer; Keith Woods, our Chief Operating Officer; Eric Castaldi, our Chief Financial Officer; Prof. Hans de Haard, our co‑founder and Chief Scientific Officer; Dr. Nicolas Leupin, our Chief Medical Officer; Torsten Dreier, our co‑founder and Chief Development Officer; and Dirk Beeusaert, our General Counsel.

The loss of key managers and senior scientists could delay our research and development activities. In addition, our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified management, scientific and medical personnel. Many other biotechnology and pharmaceutical companies and academic institutions that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. Therefore, we might not be able to attract or retain these key persons on conditions that are economically acceptable. Furthermore, we will need to recruit new managers and qualified scientific, commercial, regulatory and financial personnel to develop our business if we expand into fields that will require additional skills. Our inability to attract and retain these key persons could prevent us from achieving our objectives and implementing our business strategy, which could have a material adverse effect on our business and prospects.

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
•

compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of stock options granted under our share-based employee incentive plans;

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

We have contracted over the past years numerous funding agreements with agencies of the Flemish government to partially finance our research and development programs. These funding agreements are subject to various criteria linked to employment and investment in the Flemish region of Belgium. We have committed to establish our operational site in the Flemish region, which must remain our major effective operational site, and to maintain our site and all our existing activities, including research and development in the Flemish region. Similarly, our funding agreement with one such agency of the Flemish government requires us to maintain substantial research and development activities in the Flemish region. Such undertakings restrict our ability to choose the most convenient or cost‑effective location of our premises.

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

Due to the international scope of our operations, our assets, earnings and cash flows are influenced by movements in exchange rates of several currencies, particularly the U.S. dollar, British pound and Swiss francs. Our functional currency is the euro and the majority of our operating expenses are paid in euros, but we also receive payments from our main business partners Janssen, AbbVie and Shire in U.S. dollars and we regularly acquire services, consumables and materials in U.S. dollars, Swiss francs and British pounds. Further, potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and share price may be affected by fluctuations in foreign exchange rates between the euro and these other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place.

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

We face a compliance burden from an organizational and regulatory perspective as a European public company with limited liability under Dutch law with our shares listed on Euronext Brussels and the Nasdaq Stock Exchange and with the majority of our operations outside the Netherlands.

We face a compliance burden from an organizational and regulatory perspective as a European public company with limited liability under Dutch law with our shares listed on Euronext Brussels and with the majority of our operations outside the Netherlands. For example, we continue to need the services provided by our independent auditors as required under both Dutch law in respect of argenx SE and Belgian law in respect of argenx BVBA and would continue to owe increased fees in respect thereof.

Recent developments relating to the United Kingdom’s referendum vote in favor of withdrawal from the European Union could adversely affect us.

The United Kingdom held a referendum on June 23, 2016 in which a majority voted for the United Kingdom’s withdrawal from the European Union, or Brexit. As a result of this vote, on March 29, 2017 the United Kingdom officially started the separation process and negotiations are underway to determine the terms of the United Kingdom’s withdrawal from the European Union as well as its relationship with the European Union going forward, including the terms of trade between the United Kingdom and the European Union. The effects of Brexit have been and are expected to continue to be far‑reaching. Brexit and the perceptions as to its impact may adversely affect business activity and economic conditions in Europe and globally and could continue to contribute to instability in global financial and foreign exchange markets. Brexit could also have the effect of disrupting the free movement of goods, services and people between the United Kingdom and the European Union; however, the full effects of Brexit are uncertain and will depend on any agreements the United Kingdom may make to retain access to European Union markets.

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

We are subject to laws and regulations on tax levies and other charges or contributions in different countries, including transfer pricing and tax regulations for the compensation of personnel and third parties. Dealings between current and former group companies, as well as additional companies that may form part of our group in the future, are subject to transfer pricing regulations, which may be subject to change and could affect us.

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

In addition, we may not be able to use, or changes in tax regulations may affect the use of, certain tax assets or credits that we have built over the years. For instance, as of December 31, 2018, we had €117.1 million of consolidated tax loss carry forwards. In general, some of these tax loss carry forwards may be forfeited in whole, or in part, as a result of various transactions, or their utilization may be restricted by statutory law in the relevant jurisdiction. Any corporate reorganization by us or any transaction relating to our shareholding structure may result in partial or complete forfeiture of tax loss carry forwards. For instance, under Belgian law, argenx BVBA may lose its tax loss carry forwards in case of a change of control, through an acquisition or otherwise, not meeting legitimate financial or economic needs as well as in case of a tax neutral reorganization, such as a merger or a demerger, involving argenx BVBA. The tax burden would increase if profits, if any, could not be offset against tax loss carry forwards.

Furthermore, as explained in detail in “Item 4.A.—History and Development of the Company—Overview of Our Restructuring and Possible Redomiciliation,” we have effected a restructuring of our intellectual property rights involving a transfer of those rights from argenx SE to our Belgian subsidiary argenx BVBA. The restructuring resulted in a taxable amount for argenx SE of €2.4 million, subject to Dutch corporate income tax, and an elimination of its tax loss carryforward for Dutch corporate income tax purposes in an amount of €77.5 million. The restructuring is expected to bring additional deductible costs to the Belgian BVBA for an amount of up to €80 million. However, whether we will be allowed to treat the amount of €80 million as a deductible cost for the Belgian BVBA depends on the outcome of a ruling procedure we have initiated and of which we do not control the outcome. We may not obtain the tax ruling from the Belgian ruling commission, and we may not be allowed to treat the amount of €80 million as a deductible cost for the Belgian BVBA, which would lead to a loss of deductible costs. If the company would become profitable in the future, and these deductible costs are not or no longer useable, we may face a higher tax burden as a result thereof, which would impact our operating results and financial condition for the relevant period.

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

These and other market and industry factors may cause the market price and demand for the ADSs and ordinary shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs or ordinary shares and may otherwise negatively affect the liquidity of our ADSs and ordinary shares. In addition, the stock market in general, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

Future sales, or the possibility of future sales, of a substantial number of our securities could adversely affect the price of the shares and dilute shareholders.

Sales of a substantial number of our ADSs and ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our ADSs and ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are also unable to predict the effect that such sales may have on the prevailing market price of our ADSs and ordinary shares.

Fluctuations in exchange rates may increase the risk of holding our ADSs and ordinary shares.

Due to the international scope of our operations, our assets, earnings and cash flows are influenced by movements in exchange rates of several currencies, particularly the euro, U.S. dollar, British pound and Swiss franc. Our functional currency is the euro, and the majority of our operating expenses are paid in euros, but we also receive payments from our main business partners Janssen,  AbbVie and Shire in U.S. dollars and we regularly acquire services, consumables and materials in U.S. dollars, Swiss francs and British pounds. Further, potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and the price of the ADSs and ordinary shares may be affected by fluctuations in foreign exchange rates between the euro and these other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place.

Moreover, because our ordinary shares currently trade on Euronext Brussels in euros, and the ADSs trade on the Nasdaq Global Select Market in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the euro may result in temporary differences between the value of the ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences. In order to finance the growth of our activities in the United States, we have invested in U.S. dollar denominated cash deposit accounts and in current financial assets with a significant portion of the proceeds from our initial U.S. public offering completed in May 2017 and our follow-on U.S. public offerings completed in December 2017 and September 2018. Depending on the exchange rate fluctuations of the U.S. dollar, this may result in unrealized exchange rate losses which may impact negatively the reporting of our cash, cash equivalents and current financial assets at reporting dates when translating to euros these U.S. denominated cash deposits accounts and current financial assets. In addition, as a result of fluctuations in the exchange rate between the U.S. dollar and the euro, the U.S. dollar equivalent of the proceeds that a holder of the ADSs would receive upon the sale on Euronext Brussels of any ordinary shares withdrawn from the depositary and the U.S. dollar equivalent of any cash dividends paid in euros on our shares represented by the ADSs could also decline.

Holders of ADSs are not treated as holders of our ordinary shares.

Holders of ADSs are not treated as holders of our ordinary shares, unless they withdraw the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary is the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as holders of our ordinary shares, other than the rights that they have pursuant to the deposit agreement. See “Item 12.D. —American Depositary Shares.”

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

Except as described in this annual report and the deposit agreement, holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares represented by the ADSs. Under the terms of the deposit agreement, holders of the ADSs may instruct the depositary to vote the ordinary shares underlying their ADSs. Otherwise, holders of ADSs will not be able to exercise their right to vote unless they withdraw the ordinary shares underlying their ADSs to vote them in person or by proxy in accordance with applicable laws and regulations and our Articles of Association. Even so, ADS holders may not know about a meeting far enough in advance to withdraw those ordinary shares. If we ask for the instructions of holders of the ADSs, the depositary, upon timely notice from us, will notify ADS holders of the upcoming vote and arrange to deliver our voting materials to them. Upon our request, the depositary will mail to holders a shareholder meeting notice that contains, among other things, a statement as to the manner in which voting instructions may be given. We cannot guarantee that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. A shareholder is only entitled to participate in, and vote at, the meeting of shareholders, provided that its shares are recorded in its name at midnight (Central European Time) at the end of the twenty eighth day preceding the date of the meeting of shareholders. In addition, the depositary’s liability to ADS holders for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of ADSs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or us if their ordinary shares are not voted as they have requested or if their shares cannot be voted.

Holders of our ordinary shares outside the Netherlands, and ADS holders may not be able to exercise pre-emptive rights or preferential subscription rights, respectively.

In the event of an increase in our share capital, holders of our ordinary shares are generally entitled under Dutch law to full pre-emptive rights, unless these rights are excluded either by a resolution of the shareholders at the General Meeting, or by a resolution of the board of directors (if the board of directors has been designated by the shareholders at the General Meeting for this purpose).

However, making pre-emptive rights available to holders of ordinary shares or ADSs representing ordinary shares also requires compliance with applicable securities laws in the jurisdictions where holders of those securities are located, which we may be unable or unwilling to do. In particular, holders of ordinary shares or ADSs located in the United States would not be able to participate in a pre-emptive rights offering unless we registered the securities to which the rights relate under the Securities Act or an exemption from the registration requirements of that Act is available. In addition, ADS holders would not be able to participate in a pre-emptive rights offering unless we made arrangements with the depositary to extend that offering to ADS holders, which we are not required to do.

We are a Dutch European public company with limited liability (Societas Europaea or SE). The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

We are a Dutch European public company with limited liability (Societas Europaea or SE). Our corporate affairs are governed by our Articles of Association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board of directors is required by Dutch law to consider the interests of our company, our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

We will continue to incur, increased costs as a result of operating as a U.S.‑listed public company, and our board of directors will be required to devote substantial time to compliance initiatives and corporate governance practices.

As a public company, we will continue to incur significant legal, accounting and other expenses that we did not incur as a public company listed on Euronext Brussels. We are a Dutch European public company with limited liability (Societas Europaea or SE). The Sarbanes‑Oxley Act of 2002, the Dodd‑Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Stock Market, or Nasdaq, and other applicable securities rules and regulations impose various requirements on non‑U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our board of directors and other personnel are and will continue to be required to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time‑consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

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

Pursuant to Section 404 of the Sarbanes‑Oxley Act of 2002, or Section 404, we are required to furnish a report by our board of directors on our internal control over financial reporting. We ceased to be an emerging growth company on December 31, 2018, and, as such, are now required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we are engaged in a process to document and evaluate our internal control over financial reporting, which is challenging and involves substantial accounting expenses. In this regard, we will need to continue to dedicate internal resources, including significant management time, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Certain significant shareholders own a substantial number of our securities and as a result, may be able to exercise control over us, including the outcome of shareholder votes. These shareholders may have different interests from us or your interests.

We have a number of significant shareholders. For an overview of our current significant shareholders, please see “Item 7A.—Major Shareholders.” As of the date of this annual report, these significant shareholders and their affiliates, in the aggregate, own approximately 33.6% of our ordinary shares and ADSs.

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

Provisions of our Articles of Association or Dutch corporate law, might deter acquisition bids for us that might be considered favorable and prevent or frustrate any attempt to replace or remove the then board of directors.

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

We are not obligated to, and do not comply with, all the best practice provisions of the Dutch Corporate Governance Code, which may affect your rights as a shareholder.

As a Dutch European public company with limited liability (Societas Europaea or SE), we are subject to the Dutch Corporate Governance Code, or the DCGC. The DCGC contains both principles and best practice provisions for board of directors, management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a regulated market, including Euronext Brussels. The principles and best practice provisions apply to our board of directors (in relation to role and composition, conflicts of interest and independency requirements, board committees and remuneration), shareholders and the General Meeting (for example, regarding anti‑takeover protection and our obligations to provide information to our shareholders) and financial reporting (such as external auditor and internal audit requirements). We do not comply with all the best practice provisions of the DCGC. As a Dutch company, we are required to disclose in our annual report, filed in the Netherlands, whether we comply with the provisions of the DCGC. If we do not comply with the provisions of the DCGC (for example, because of a conflicting Nasdaq requirement or otherwise), we must list the reasons for any deviation from the DCGC in our annual report. See “Item 16G.—Corporate Governance.”

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under the laws of the Netherlands, and if we complete our possible redomiciliation we will be incorporated under the laws of Belgium. Substantially all of our assets are located outside the United States. The majority of the members of our board of directors reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

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

In order to obtain a judgment for the payment of money based on civil liability which is enforceable in Belgium, the judgment must be recognized and be declared enforceable by a Belgian court pursuant to the relevant provisions of the 2004 Belgian Code of Private International Law, or the PIL Code. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium if it infringes upon one or more of the grounds for refusal which are listed in article 25 of the PIL Code. In addition to recognition or enforcement, a judgment by a federal or state court in the United States against us may also serve as evidence in a similar action in a Belgian court if it meets the conditions required for the authenticity of judgments according to the law of the state where it was rendered. In addition, with regard to enforcements by legal proceedings in Belgium (including the recognition of foreign court decisions in Belgium), a registration tax at the rate of 3% of the amount of the judgment is payable by the debtor, if the sum of money which the debtor is ordered to pay by a Belgian court, or by a foreign court judgment that is either (i) automatically enforceable and registered in Belgium, or (ii) rendered enforceable by a Belgian court, exceeds €12,500. The registration tax is payable by the debtor. The debtor is liable for the payment of the registration tax, in the proportion determined by the decision ordering payment or liquidation or determining priority for creditors made or established against it. The debtor(s) are jointly and severally liable in the event that they are ordered to pay jointly and severally. A stamp duty is payable for each original copy of an enforcement judgment rendered by a Belgian court, with a maximum of €1,450.

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

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non‑U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10‑Q containing unaudited financial and other specified information, or current reports on Form 8‑K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20‑F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10‑K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. However, we are subject to Dutch laws and regulations, and if we complete our possible redomiciliation, Belgian laws and regulations, with regard to such matters and intend to furnish quarterly unaudited financial information to the SEC on Form 6‑K.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we rely on certain home country governance practices rather than the corporate governance requirements of Nasdaq.

We qualify as a foreign private issuer. As a result, in accordance with the listing requirements of Nasdaq, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of Nasdaq. In accordance with Dutch law and generally accepted business practices, our Articles of Association do not provide quorum requirements generally applicable to General Meetings. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one‑third of the outstanding voting stock. Although we must provide shareholders with an agenda and other relevant documents for the General Meeting, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands, thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b). In addition, we have opted out of certain Dutch shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity‑based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. For an overview of our corporate governance principles, see “Item 16G.—Corporate Governance.” Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to these Nasdaq requirements.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2019 (the end of our second fiscal quarter in the fiscal year after our initial U.S. public offering), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2020 and would also trigger a 10-K filing for the year ended December 31, 2019. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non‑residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. As of March 22, 2019, we believe at least 50% of our outstanding ordinary shares were held by U.S. residents (assuming that all our ordinary shares represented by ADSs were held by residents of the United States). If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We may lose our status as a Small or Medium Size Enterprise as defined under the European Commission Recommendation of 6 May 2003 (Commission Recommendation 2003/361/EC).

We currently qualify as a “Small or Medium Size Enterprise,” or SME, as defined in European Commission Recommendation 2003/361/EC, which status is assigned upon application to the European Medicines Agencies for two-year periods to companies meeting certain requirements. Our SME status has been granted for the period from January 1, 2018 to December 31, 2019, after which we may apply for renewal of the SME status. We will only be able to apply for extension of this status if we meet the criteria set out in the European Commission Recommendation of 6 May 2003 regarding SME status at the time of our application for renewal. We will only qualify for renewing our SME status if (i) we have less than 250 employees, and (ii) we either have (a) an annual turnover of less than €50 million or (b) an annual balance sheet total of less than €43 million. On December 31, 2018, we had 105 employees, our annual turnover for the period ending December 31, 2018 totaled €21.5 million and our balance sheet totaled €578.5 million.

If the SME-status is no longer applicable to us for any period following December 31, 2019, we will lose certain benefits currently available to us as a result of qualifying as an SME, including:

•

direct assistance by phone, email, teleconference or through briefing meetings on regulatory aspects of the pharmaceutical legislation. SMEs receive help on how to navigate the array of services available, support in identifying the most relevant guidance, or advice on regulatory strategy for a product development or authorization;

•	fee exemptions and reductions for pre- and post-authorization regulatory procedures, including scientific advice, inspections and pharmacovigilance;
•	assistance with translations of product information into all official EU languages for the purpose of granting an initial marketing authorization;
•

inclusion in an online SME register. The register is an important source of information on EU/European Economic Area-based SMEs involved in the manufacturing, development or marketing of medicines and promotes partnering and networking between SMEs;

•	guidance on clinical data publication and a free redaction tool license;
•	liaison with academic investigators in pediatric-medicine research through the European Network of Pediatric Research at the European Medicines Agency (Enpr-EMA); and
•	workshops and training sessions.

Whereas not all of these available benefits are currently used by us, we may want to use some or all of these benefits in the future, which we will not be able to do if we no longer qualify as an SME. As a result, we may face an increased financial burden because certain fee-exemptions no longer apply to us, and we may incur costs to obtain services or assistance currently offered by the EMA from third party service providers.

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

Our management is required to assess the effectiveness of our internal controls and procedures annually. We ceased to be an emerging growth company on December 31, 2018, and, as such, we will no longer be able to avail ourselves of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies.” For example, Section 404 requires us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. We previously availed ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. However, we are no longer able to avail ourselves of this exemption. Our management is required to issue an annual report on internal control over financial reporting, and our independent registered public accounting firm is now required to undertake an assessment of our internal control over financial reporting, which could detect problems that our management's assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting in connection with issuing our consolidated financial statements as of and for the year ended December 31, 2018.

Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of the ADSs or ordinary shares could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources. Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of the ADSs or ordinary shares. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal control over financial reporting from our independent registered public accounting firm.

We have identified material weaknesses relating to the effectiveness of risk assessment, design and operating effectiveness of control activities, information and communication and monitoring activities as of December 31, 2018. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of the ADSs.

In connection with the risk assessment process and the design and implementation of our updated internal control frameworks as of December 31, 2018, we identified material weaknesses relating to the effectiveness of risk assessment, design and implementation and operating effectiveness of control Activities, information and communication and monitoring activities as of December 31, 2018. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The company commenced the risk assessment process and the design and implementation of updated internal control frameworks for activities related to argenx. These processes covered the following activities: revenues and accounts receivable, other income, expenditure and payables, the financial closing and reporting process and general information technology controls, or GITC. The GITC deficiencies are related to the financial reporting system and the scope and conclusion of the service auditors’ reports for the service organizations used by argenx’s accounting software. These risk assessment activities were undertaken to establish control frameworks necessary to support the company. However, the risk assessment process and the design and implementation of these control frameworks were not completed as of December 31, 2018, and certain business process controls and GITCs were not implemented in a timely manner to operate with a sufficient number of instances or for a sufficient period of time to have effective monitoring activities as of December 31, 2018.

We are implementing measures designed to improve our internal control over financial reporting to remediate these material weaknesses, including the following:

•	hiring a full-time Internal Controls Manager to lead the monitoring and testing of internal controls over financial reporting;

•	developing enhanced controls related to database administrator access with a specific focus on systems supporting our financial reporting processes;

•	increasing the frequency of user access review controls on privileged users;

•	implementing an improvement plan together with our external information technology service provider; and

•	improving quarterly reporting on the remediation measures to the Audit Committee.

We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weaknesses in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on internal control over financial reporting. The Sarbanes-Oxley Act also requires that our management report on internal control over financial reporting be attested to by our independent registered public accounting firm.

We are in the process of designing and implementing the internal control over financial reporting required to comply with this obligation, which process will be time consuming, costly and complicated. If we identify any additional material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the ADSs could be adversely affected, and we could become subject to investigations by the Nasdaq Global Select Market or Euronext Brussels, the SEC, or other regulatory authorities, which could require additional financial and management resources.

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

We do not anticipate being treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the 2018 taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to qualify as a PFIC, this could result in adverse U.S. tax consequences to certain U.S. holders.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Our status as a PFIC depends on the composition of our income and the composition and value of our assets (for which purpose the total value of our assets may be determined in part by the market value of the ordinary shares and the ADSs, which are subject to change) from time to time. If we are characterized as a PFIC, U.S. holders of ADSs may suffer adverse tax consequences, including having gains realized on the sale of ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of ADSs. See “Item 10.E—Taxation—Certain Material U.S. Federal Income Tax Considerations to U.S. Holders—Passive Foreign Investment Company Considerations.”

Based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, we do not anticipate being treated as a PFIC with respect to the 2018 taxable year. However, our status as a PFIC is a fact‑intensive determination made on an annual basis, and we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years.

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

Our actual capital expenditures for the years ended December 31, 2016, 2017 and 2018 amounted to €0.9 million, €0.4 million and €0.7 million respectively. These capital expenditures primarily consisted of office and laboratory equipment and information technology equipment. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2019 to be financed from the cash flows from operating activities and cash reserves. For more information on our capital expenditures, see the section of this annual report titled “Item 5.B.—Liquidity and Capital Resources—Cash Flows—Operating and Capital Expenditure Requirements.”

Overview of Our Restructuring and Possible Redomiciliation

Background

From our incorporation in 2008 until August 28, 2009, our research and development activities were performed in the Netherlands by argenx N.V. and its legal predecessors arGEN-X B.V. and arGEN-X N.V. On August 28, 2009, we moved our research and development activities to Belgium for various business reasons. Accordingly, as of August 28, 2009, our wholly owned subsidiary, argenx BVBA, or the Belgian BVBA, has performed all research and development activities under a license provided by argenx N.V. and has assigned all resulting intellectual property rights to argenx N.V. As a consequence, argenx N.V. remained the legal owner of the intellectual property rights relating to our platform technologies until these intellectual property rights were transferred to argenx BVBA on May 5, 2017 as described below.

Since all our research and development activities have been performed by the Belgian BVBA since August 28, 2009, we considered that value creation was not adequately aligned with our intellectual property ownership structures as required under the Base Erosion and Profit Shifting project of the Organization for Economic Co-operation and Development. In order to achieve such alignment, on May 5, 2017, we transferred the legal ownership of all intellectual property rights of argenx SE to the Belgian argenx BVBA, effective retroactively as of January 1, 2017. As a result, as of January 1, 2017, (i) argenx BVBA holds all legal and economic ownership of our intellectual property rights, and (ii) the research and development agreement between argenx SE and the Belgian BVBA has been terminated.

Dutch Tax Consequences of Our Restructuring

The tax consequences of our restructuring were discussed with the Dutch tax authorities and the Belgian tax authorities. On April 20, 2017, we reached an agreement with the Dutch tax authorities that the economic ownership of our intellectual property rights was effectively transferred from argenx SE to the Belgian BVBA as of August 28, 2009. Since then, argenx SE should have been treated only as the legal owner of our intellectual property rights, for which it should have received a low but stable remuneration only, instead of being the party absorbing all research and development costs. In order to compensate argenx SE for the restructuring, the Belgian BVBA has paid an arm’s length compensation to argenx SE in the form of an indemnification payment effective as of January 1, 2017 consisting of (i) compensation for the value of the economic ownership of our intellectual property rights as of September 2009 to January 1, 2017, (ii) accrued interest thereon and (iii) an adjustment for the difference between (a) the applied transfer pricing policy and (b) the appropriate transfer pricing policy taking into account the transfer of economic ownership as of August 28, 2009 in the period from September 2009 through 2016. The total indemnification payment amounted to €80 million and was charged by argenx SE to the Belgian BVBA. argenx SE was able to off-set the full amount of its tax loss carry forwards against the taxable profits it realized as a result of the indemnification payment. The transfer of legal ownership of our intellectual property rights from argenx SE to the Belgian BVBA as of January 1, 2017 is an integral part of the restructuring and does not result in an additional transfer subject to tax in the Netherlands. The tax consequences of the restructuring, including the indemnification payment, will not be affected or impacted in case we do not complete our possible redomiciliation. Altogether, the restructuring resulted in a taxable amount for argenx SE of €2.4 million, which has been subject to corporate income tax in the Netherlands at a tax rate of 25% (20% for the first €200,000 of taxable income).

Belgian Tax Consequences of Our Restructuring

In view of the above considerations, on April 4, 2017, we requested a tax ruling from the Belgian ruling commission with respect to the following aspects of the restructuring:

-the indemnification payment that was paid by the Belgian BVBA to argenx SE for the restructuring does not deviate from what would have been agreed by two independent companies in a similar relational situation, including the previously built relationships which have effect in the framework of the restructuring and will not give rise to an adjustment on the basis of article 185 §2 of the Belgian Income Tax Code;

-the Belgian BVBA will not grant or receive an abnormal or benevolent advantage within the meaning of Articles 26, 79 and 207 of the Belgian Income Tax Code;

-the indemnification payment paid by the Belgian BVBA to argenx SE for the restructuring is expected to qualify as a deductible cost for the Belgian BVBA under article 49 §2 of the Belgian Income Tax Code, being (partly) incurred in the fiscal period in which the restructuring has been implemented and (partly) incurred in the following years in the form of a periodic amortization if the accounting treatment of the restructuring requires that the compensation is to be (partly) activated; and

-the restructuring was justified by other motives than the avoidance of income taxes within the meaning of Article 344 of the Belgian Income Tax Code.

In summary, the restructuring has resulted in a taxable amount for argenx SE of €2.4 million subject to Dutch corporate income tax at a tax rate set out above and an elimination of its tax loss carry forwards for Dutch corporate income tax purposes an amount of €77.5 million. On the other hand, the restructuring is expected to bring additional deductible costs to the Belgian BVBA for an amount of up to €80 million.

As set out in “Item 3.D.—Risk Factors—Risks Related to Our Organization and Operations—The restructuring and its contemplated tax treatment is subject to approval by the Belgian tax authorities,” we may not obtain the tax ruling from the Belgian ruling commission, and we may not be allowed to treat the amount of €80 million as a deductible cost for the Belgian BVBA.

Transfer of Our Registered Office from the Netherlands to Belgium

In addition to the alignment of value creation with intellectual property ownership structure, we face a compliance burden from an organizational and regulatory perspective as a company incorporated and existing under Dutch law, while our shares are listed on Euronext Brussels and Nasdaq. Due to this burden, we may possibly transfer our registered seat (statutaire zetel) from the Netherlands to Belgium.

There is currently no clear legal framework under Dutch law for a transfer of registered office (statutaire zetel) by a Dutch public company with limited liability (naamloze vennootschap). However, it is possible for a European public company with limited liability (Societas Europaea or SE) to cross-border transfer its registered office pursuant to the relevant provisions of the European Council Regulation (EC) No 2157/2001 of 8 October 2001 on the Statute for a European company (Societas Europaea or SE), or the SE regulation. In preparation for a possible redomiciliation, at our General Meeting held on April 26, 2017 our shareholders approved our conversion into a Dutch European public company with limited liability (Societas Europaea or SE) pursuant to a notarial deed of conversion and amendment, which notarial deed was executed on the same date.

On February 28, 2019, the Belgian parliament adopted the new Belgian Code for Companies and Association, replacing the current Belgian Companies Code and which will enter into force on 1 May 2019. In addition, the Belgian Corporate Governance Committee is currently finalizing its work on a new version of the Belgian Corporate Governance Code. As the new corporate governance code is closely intertwined with the revision of the Belgian Companies Code, the Belgian Corporate Governance Committee announced that it would await the approval of the revised Companies Code to publish the new corporate governance code.

We are currently in the process of reviewing the impact of the changes to the Belgian corporate law which follow from the new Belgian Code for Companies and Association, and are awaiting the publishing of the new Belgian Corporate Governance Code to be able to review the expected impact of the changes made to the current Belgian Companies Code. Particularly we need to assess the extent to which these newly applicable laws and the new corporate governance code would affect us, and in which way, if we should decide to pursue our possible redomiciliation.

Given these recent and expected major changes to Belgian corporate law, we expect to postpone seeking shareholder approval for our possible redomiciliation until we have carefully evaluated the effect of the new Belgian laws on us, should we complete our possible redomiciliation. We expect that our board of directors will be able to consider and resolve this topic once we are able to ascertain the effects that the new Belgian Code for Companies and Association and the new Belgian Corporate Governance Code would have on our governance and our organizational, compliance and reporting obligations.

If we seek to implement our possible redomiciliation, this will be subject to a procedure governed by the SE regulation, which can be summarized as follows:

-our board of directors will draw up draft terms of migration (including the Belgian Articles of Association, the address of the new registered office, the proposed timetable of our possible redomiciliation and any rights provided for the protection of our shareholders and/or creditors) and a report explaining and justifying the legal and economic aspects of our possible redomiciliation and indicating the implications for our shareholders and for the employees;

-following the filing and announcement of these draft terms of our possible redomiciliation, a two-month waiting period will commence in which creditors may file their objections against our possible redomiciliation and in which the Dutch Minister of Justice has the right to object to our possible redomiciliation by filing a declaration to that effect with the trade register of the Dutch Chamber of Commerce;

-following the two-month waiting period, our shareholders will be asked to approve and resolve upon our possible redomiciliation at a General Meeting. The resolution of the shareholders at a General Meeting requires an absolute majority of the votes cast, unless less than half of our issued and outstanding share capital is present or represented at that meeting, in which case a majority of at least two-thirds of the votes cast will be required;

-if and when our shareholders at a General Meeting approve our possible redomiciliation, a Dutch civil notary will issue a certificate confirming that the procedural rules in relation to our possible redomiciliation have been complied with; and

-following receipt of this Dutch civil notary certificate, our possible redomiciliation will be recorded in a notarial deed passed before a Belgian notary.

We may decide not to, or may not be able to successfully, complete our possible redomiciliation, in which case we will remain a European public company with limited liability (Societas Europaea or SE) under Dutch law.

B.     BUSINESS OVERVIEW

We are a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer. Utilizing our suite of technologies, we are focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. Our SIMPLE AntibodyTM Platform, based on the powerful llama immune system, allows us to exploit novel and complex targets, and our three antibody Fc engineering technologies are designed to enable us to expand the therapeutic index of our product candidates. Together with our antibody discovery and development expertise, this suite of technologies has enabled our pipeline of eight product candidates. Two of our product candidates are in Phase 2 and Phase 3 trials for multiple indications, one of which has achieved clinical proof-of-concept in two indications and is in Phase 3 clinical development for the first indication.

In September 2018, we launched our first Phase 3 trial for efgartigimod (ARGX-113), our most advanced product candidate for the treatment of the rare autoimmune disease myasthenia gravis, or MG. The full data from the Phase 2 trial in myasthenia gravis were reported in April 2018. In addition, we recently completed a Phase 2 clinical trial for efgartigimod in immune thrombocytopenia, or ITP, where we reported for the second time a proof-

of-concept of our lead product candidate with strong clinical improvement over placebo. In both Phase 2 studies, efgartigimod was observed to have a favorable tolerability profile consistent with that observed in our Phase 1 clinical trial. In September 2017, we initiated a Phase 2 clinical trial of efgartigimod for the treatment of a third rare autoimmune disease, pemphigus vulgaris, or PV. In June 2018, we reported interim data from the first cohort of this Phase 2 proof-of-concept clinical trial where rapid disease control was observed with a favorable tolerability profile. For efgartigimod, we are also developing a subcutaneous, or SC, product formulation designed to enable administration potentially outside the hospital setting. In June 2018, we reported that at the same dose level the SC formulation was comparable across key measures, including half-life, pharmacodynamics and tolerability, to the intravenous, or IV, formulation used in clinical studies to date.

We continued to develop our second lead product candidate, cusatuzumab (ARGX-110), for the rare and aggressive hematological cancer acute myeloid leukemia, or AML, as well as high-risk myelodysplastic syndrome, or MDS. In December 2016, we commenced the dose-escalation part of the Phase 1/2 clinical trial of cusatuzumab in combination with azacytidine. In December 2018, we reported a 92% response rate in the treated newly diagnosed AML patients. The transition into the Phase 2 part of this clinical trial was announced in August 2018.

We have a disciplined strategy to maximize the value of our pipeline whereby we plan to retain development and commercialization rights to those product candidates that we believe we can ultimately commercialize successfully on our own if they are approved. We plan to collaborate on product candidates that we believe have promising utility in disease areas or patient populations that are better served by the resources of larger biopharmaceutical companies. We have entered into collaborations with a number of biopharmaceutical companies, including our collaboration with Cilag GmbH International, an affiliate of Janssen. In January 2019, we received a $300 million upfront payment and Johnson & Johnson Innovation Inc., or JJDC, made a €176.7 million equity investment in argenx. In addition, in August 2018, our collaborator AbbVie S.À.R.L, or AbbVie, exercised its exclusive option to license ARGX-115 (ABBV-151), a cancer immunotherapy-focused product candidate against the novel target glycoprotein A repetitions predominant, or GARP.

Our product candidates are focused on indications for which there is a solid biological rationale and for which we believe there is an advantage to utilizing our suite of technologies outlined below:

•

Our proprietary SIMPLE AntibodyTM Platform sources antibody V-regions from the immune system of outbred llamas, each of which has a different genetic background. The V-region is responsible for targeting a specific antibody to an antigen, which is a substance that induces an immune response, and is different for every type of antibody. The llama produces highly diverse panels of antibodies with a high human homology, or similarity, in their V-regions when immunized with targets of human disease. By contrast, most antibody platforms start with antibodies generated in inbred mice or synthetic antibody library systems, approaches that we believe are limited by insufficient antibody repertoires and limited diversity, respectively. Our SIMPLE AntibodyTM Platform allows us to access and explore a broad target universe, including novel and complex targets, while minimizing the long timelines associated with generating antibody candidates using traditional methods.

•

Our Fc engineering technologies—NHance®, ABDEGTM and POTELLIGENT®—focus on engineering the Fc region of antibodies in order to augment their intrinsic therapeutic properties. These technologies are designed to enable us to expand the therapeutic index of our product candidates, which is the ratio between toxic and therapeutic dose, by modifying their half-life, tissue penetration, rate of disease target clearance and potency.

Our product candidate pipeline includes both wholly-owned and partnered programs. We refer to programs for which we retain the exclusive right to develop and commercialize the product candidate on a worldwide basis as our wholly-owned programs. We refer to programs for which we have entered into collaboration agreements with third parties for the development and commercialization of the product candidate as our partnered programs.

Our product candidate pipeline enabled by our suite of technologies is set forth below:

We believe that our clinical expertise and execution capabilities position us well to advance our product pipeline and enter into collaborations designed to maximize the value of our portfolio. We have assembled a team of over 130 employees and consultants with experience across the spectrum of antibody drug discovery and development and business development. Members of our board of directors, management team and key personnel have extensive experience in the life sciences industry and have previously served at companies including Alexion Pharmaceutical, Inc.; Cambridge Antibody Technology Group Plc; Celgene Corporation; Galapagos NV; GlaxoSmithKline plc; Janssen; Micromet, Inc.; Nicox S.A.; The Procter & Gamble Company; Quintiles IMS Holdings, Inc; Shire Plc (now part of Takeda Pharmaceutical Company Limited) and Unilever N.V.

Our Competitive Strengths

We believe that the combination of our technologies, expertise and disciplined focus will enable us to overcome many of the challenges associated with antibody drug development and positions us to be a leader in delivering therapies to patients suffering from severe autoimmune disease and cancers for which the current treatment paradigm is inadequate. Our competitive strengths include:

•

Phase 3 lead product candidate with clinical proof-of-concept in MG and ITP; pipeline-in-a-product opportunity with an ongoing Phase 3 clinical trial and Phase 2 clinical trials in two additional indications. We launched a Phase 3 clinical trial in MG for our lead product candidate, efgartigimod, in September 2018. We announced full data from the Phase 2 clinical trial in ITP in December 2018. We expect to prepare for Phase 3 clinical development in this indication in the second half of 2019, subject to discussions at an end-of-Phase 2 meeting with the FDA, EMA and the Japanese Pharmaceuticals and Medical Devices Agency, or PMDA, which we intend to schedule in the first half of 2019. We reported interim data of the additional Phase 2 clinical trial of efgartigimod in PV in June 2018 and announced the planned launch of an additional Phase 2 clinical trial in CIDP during the second half of 2019. MG, ITP, PV and CIDP are four rare, severe autoimmune diseases in which there is high unmet medical need. Each indication is characterized by high levels of pathogenic immunoglobulin G, or IgG, antibodies, and we designed efgartigimod to reduce IgG antibody levels. All patients in the treatment arm of our Phase 2 clinical trial in MG showed a rapid and deep reduction of their total IgG levels and disease improvement was found to correlate with reduction in pathogenic IgG levels. The treated ITP patients in the Phase 2 clinical trial showed a correlation between IgG reduction, platelet count increase and reduction of bleeding events. In addition, interim data from the treated PV patients showed a rapid disease control in 4 out of 6 patients. As such, we believe efgartigimod is a pipeline-in-a-product opportunity for us in these three, and potentially other, indications. In a Phase 1 clinical trial of efgartigimod with healthy volunteers, we observed a reduction of circulating IgG antibody levels of 50% to 85%. We believe that a reduction of pathogenic IgG antibody levels, which are a subset of circulating IgG antibodies in people with autoimmune disease, of at least 30% would be clinically meaningful. We expect to launch a Phase 2 trial with the SC formulation and start the third cohort of the Phase 2 clinical trial in PV in the first half of 2019. By the second half of 2019, we expect to launch a Phase 2 clinical trial in our fourth indication, CIDP. Depending on the outcome of the discussions with regulatory agencies, we intend to enter into Phase 3 clinical development in ITP.

•

Productive discovery capabilities that fuel a deep pipeline of clinical and preclinical product candidates. We are advancing a deep pipeline of both clinical- and preclinical-stage product candidates for the treatment of severe autoimmune diseases and cancer. Leveraging our technology suite and clinical expertise, we have advanced six product candidates into clinical development—efgartigimod, cusatuzumab, ARGX-111, ARGX-109, ARGX-112 and ARGX-115 (ABBV-151); two into the preclinical stage—ARGX-116 and ARGX-117; and we currently have multiple programs in the discovery stage. Our second lead product candidate, cusatuzumab, was being investigated in Phase 1/2 clinical trials, and we reported proof-of-concept results from these trials in December 2018. We believe this level of productivity affords us a breadth of options with regard to independently advancing or partnering our pipeline assets.

•

The ability to exploit novel and complex targets for maximum therapeutic effect. Our SIMPLE AntibodyTM Platform, which is based on outbred llamas, allows us to access and explore a broad target universe. We believe the benefit of our platform is that it provides a broader set of human-like V-regions as compared to other sources such as mice or synthetic antibody libraries. With this breadth of antibodies, we are able to test many different epitopes, which are binding sites on antigens capable of eliciting an immune response. Being able to test many different epitopes with our antibodies enables us to search for an optimized combination of safety, potency and species cross-reactivity with the potential for maximum therapeutic effect on disease.

•

The ability to use our Fc engineering technologies to modulate immune response. We employ technologies—NHance®, ABDEGTM and POTELLIGENT®—that focus on engineering the Fc region of antibodies in order to augment their intrinsic therapeutic properties. These technologies are designed to expand the therapeutic index of our product candidates by modifying their half-life, tissue penetration, rate of disease target clearance and potency.

•

Validating strategic collaborations to maximize pipeline value. Our productive discovery capabilities and deep pipeline have provided us with multiple product candidates for which we seek to capture the greatest value. We have partnered, and expect to continue to partner, product candidates that we believe have promising utility in disease areas or patient populations that are better served by the resources of larger biopharmaceutical companies. As a result, we have entered into collaborations with a number of biopharmaceutical companies, including our collaboration with Janssen for cusatuzumab, our product candidate targeting CD70 for rare and aggressive hematological cancers, and with AbbVie for ARGX-115 (ABBV-151), a cancer immunotherapy-focused product candidate against the novel target GARP.

Our Strategy

Our goal is to deliver therapies that are either first-in-class or best-in-class to patients suffering from severe autoimmune diseases and various cancers for which there exists a significant unmet medical need. We are also focused on attaining this goal in a manner that is disciplined for a company of our size. We plan to:

•

Rapidly advance efgartigimod to regulatory approval in MG and through clinical proof-of-concept in three additional indications. We are currently developing our lead product candidate, efgartigimod for the treatment of patients with MG, ITP and PV and plan for a fourth indication, CIDP. We chose these indications based on the biological rationale of targeting the neonatal Fc receptor, or FcRn, thereby reducing the pathogenic IgG antibody levels that drive all of these disease states. We launched a Phase 3 clinical trial in MG for efgartigimod in September 2018, aiming for a first approval in MG. We announced full data from the Phase 2 clinical trial in ITP in December 2018. We expect to prepare for Phase 3 clinical development in this indication in the second half of 2019, subject to discussions at an end-of-Phase 2 meeting with the FDA, which we intend to schedule in the first quarter of 2019. We reported interim data of the additional Phase 2 clinical trials of efgartigimod in PV in June 2018 and announced the launch of an additional Phase 2 clinical trial in CIDP. In the first half of 2019, we expect to launch a Phase 2 with the SC formulation and start the third cohort of the Phase 2 clinical trial in PV. During the second half of 2019, we will launch a Phase 2 clinical trial in our fourth indication CIDP. Depending on the outcome of the discussions with regulatory agencies, we intend to enter into Phase 3 clinical development in ITP or more of these indications.

•

Advance cusatuzumab to regulatory approval through clinical proof-of-concept in AML and adjacent hematological tumors. In December 2016, we initiated an open-label, Phase 1/2 clinical trial of cusatuzumab in combination with the standard of care, azacytidine, in newly diagnosed AML and high-risk MDS patients. We reported topline results from the dose-escalation part of this clinical trial in December 2018, and we announced the transition into the Phase 2 part of this clinical trial in August 2018. In December 2018, argenx and Janssen have agreed to a joint global clinical development plan to evaluate cusatuzumab in AML, MDS and other potential future indications. We also reported full data on the Phase 2 part of an open-label Phase 1/2 clinical trial of cusatuzumab for the treatment of adult relapsed or refractory CD70-positive CTCL patients in December 2018. Given the potential of cusatuzumab in newly diagnosed AML patients based on early data from the Phase 1/2 proof-of-concept trial, we prioritized the development of cusatuzumab in AML and MDS over CTCL and do not expect to devote resources to its further development in CTCL.

•

Expand applications for our existing product candidates. Our goal is to maximize the commercial potential of our existing product candidates by exploring additional indications, as well as formulations that may expand the target patient populations within existing indications. For example, our development work in efgartigimod is based on its ability to reduce circulating IgG antibodies, and this has given us the ability to leverage a single Phase 1 clinical trial in healthy volunteers into one Phase 3 and three Phase 2 clinical trials in different indications, MG, ITP, PV and CIDP where we believe this mechanism of action may have therapeutic benefit. In addition, we believe there are other autoimmune diseases beyond MG, ITP, PV and CIDP that may benefit from treatment with efgartigimod. We plan to employ a similar strategy of leveraging the strong biological rationale for other product candidates into multiple indications, thereby maximizing the value of our pipeline. We also expanded the use of our product candidates in existing indications by developing new formulations, such as a SC version of efgartigimod, which was tested in a Phase 1 healthy volunteer clinical trial, that may make our product candidates accessible to larger patient populations, including patients requiring chronic therapy, potentially outside of the hospital setting.

•

Focus our discovery and development efforts on novel and complex targets to generate new first-in-class and best-in-class product candidates for autoimmune diseases and cancer. Our SIMPLE AntibodyTM Platform allows us to access and explore a broad target universe, including novel and complex targets, while minimizing the long timelines associated with generating antibody candidates using traditional methods. By exploring a broad target universe, we are able to develop a breadth of antibodies to test many different epitopes. Being able to test many different epitopes with our antibodies enables us to search for an optimized combination of safety, potency and species cross-reactivity. We believe our Fc engineering technologies will allow us to augment our antibodies for maximum therapeutic effect.

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

•

Selectively leverage our suite of technologies to seek strategic collaborations and maximize the value of our pipeline. Our suite of technologies and productive discovery capabilities have yielded us several potential product candidates for which we seek to capture value, while maintaining our focus and discipline. We plan to collaborate on product candidates that we believe have promising utility in disease areas or patient populations that are better served by the resources of larger biopharmaceutical companies. In addition to collaborating on our product candidates, we may also elect to enter into collaborations for third-party product candidates for which we believe that our technologies and expertise may be valuable.

Our Suite of Technologies

Harnessing the Therapeutic Potential of Antibodies

Antibodies are Y-shaped proteins used by the immune system to target and clear foreign bodies, including pathogens, such as bacteria and viruses, and tumor cells. Antibodies are composed of two structurally independent parts, the variable region, or V-region, and the constant, or Fc, region. The V-region is responsible for targeting a specific antibody to an antigen and is different for every type of antibody. The Fc region does not interact with antigens, but rather interacts with components of the immune system through a variety of receptors on immune and other cells. These interactions allow antibodies to regulate the immune response and levels of cell-killing ability, or cytotoxicity, as well as their persistence in circulation and tissues. Fc regions are the same and interchangeable from antibody to antibody.

As shown in Figure 1, we apply a unique suite of technologies to create antibodies with optimized V-regions and an enhanced Fc region. Used alone or in combination, we believe that our suite of technologies enable us to create product candidates with potential first-in-class and best-in-class therapeutic activity against a wide range of targets.

Figure 1: Overview of our suite of technologies

Our Proprietary SIMPLE AntibodyTM Platform

Our proprietary SIMPLE AntibodyTM Platform sources V-regions from conventional antibodies existing in the immune system of outbred llamas. Outbred llamas are those that have been bred from genetically diverse parents, and each has a different genetic background. The llama produces highly diverse panels of antibodies with a high human homology in their V-regions when immunized with human disease targets. We then combine these llama V-regions with Fc regions of fully human antibodies, resulting in antibodies that we then produce in industry-validated production cell lines. The resulting antibodies are diverse and, due to their similarity to human antibodies, we believe they are well suited to human therapeutic use. With this breadth of antibodies, we are able to test many different epitopes. Being able to test many different epitopes with our antibodies enables us to search for an optimized combination of safety, potency and species cross-reactivity with the potential for maximum therapeutic effect on disease. These antibodies are often cross-reactive with the rodent version of chosen disease targets. This rodent cross-reactivity enables more efficient preclinical development of our product candidates because most animal efficacy models are rodent-based. By contrast, most other antibody discovery platforms start with antibodies generated in inbred mice or synthetic antibody libraries, approaches that we believe are limited by insufficient antibody repertoires and limited diversity, respectively. Our SIMPLE AntibodyTM Platform allows us to access and explore a broad target universe, including novel and complex targets, while minimizing the long timelines associated with generating antibody candidates using traditional methods.

Our Fc Engineering Technologies

Our antibody engineering technologies—NHance®, ABDEGTM and POTELLIGENT®—focus on engineering the Fc region of antibodies in order to augment their interactions with components of the immune system, thereby potentially expanding the therapeutic index of our product candidates by modifying their half-life, tissue penetration, rate of disease target clearance and potency. For example, our NHance® and ABDEGTM engineering technologies enable us to modulate the interaction of the Fc region with FcRn, which is responsible for regulating half-life, tissue distribution and pharmacodynamic properties of IgG antibodies. Similarly, our POTELLIGENT® engineering technology modulates the interaction of the antibody Fc region with receptors located on specialized immune cells known as natural killer, or NK, cells. These NK cells can destroy the target cell, resulting in enhanced antibody-dependent cell-mediated cytotoxicity, or ADCC.

NHance® and ABDEGTM: Modulation of Fc Interaction with FcRn

An illustration of the FcRn-mediated antibody recycling mechanism is shown in Figure 2.   Serum proteins, including IgG antibodies, are routinely removed from the circulation by cell uptake.  Antibodies can bind to FcRn, which serves as a dedicated recycling receptor in the endosomes, which have an acidic environment, and then  return to the circulation by binding with their Fc region to FcRn.  Unbound antibodies end up in the lysosomes and are degraded by enzymes. Because this Fc/FcRn interaction is highly pH-dependent, antibodies tightly bind to FcRn at acidic pH (pH 6.0) in the endosomes, but release again at neutral pH (pH 7. 4) in the circulation.

Figure 2: The FcRn-mediated recycling mechanism

NHance®

NHance® refers to two mutations that we introduce into the Fc region of an IgG antibody. NHance® is designed to extend antibody serum half-life and increase tissue penetration. In certain cases, it is advantageous to engineer antibodies that remain in the circulation longer, allowing them to potentially exert a greater therapeutic effect or be dosed less frequently. As shown in Figure 3,  NHance® antibodies bind to FcRn with higher affinity, specifically under acidic pH conditions.  Due to these tighter bonds, NHance® FcRn-mediated antibody recycling is strongly favored over lysosomal degradation, although some degradation does occur.  NHance®

allows a greater proportion of antibodies to return to the circulation potentially resulting in increased bioavailability and reduced dosing frequency. ARGX-111, ARGX-109 and a number of our discovery-stage programs utilize NHance®.

Figure 3: NHance® mutations favor the FcRn-mediated recycling of IgG antibodies

ABDEGTM

ABDEGTM refers to five mutations that we introduce in the Fc region that increase its affinity for FcRn at both neutral and acidic pH. In contrast to NHance®, ABDEGTM-modified Fc regions remain bound to FcRn if the pH changes, occupying FcRn with such high affinity that they deprive endogenous IgG antibodies of their recycling mechanism, leading to enhanced clearance of such antibodies by the lysosomes. Some diseases mediated by IgG antibodies are directed against self-antigens. These self-directed antibodies are referred to as auto-antibodies. We use our ABDEGTM technology to reduce the level of these pathogenic auto-antibodies in the circulation by increasing the rate at which they are cleared by the lysosomes. ABDEGTM is a component in a number of our product candidates, including efgartigimod.

As shown in Figure 4, our ABDEGTM technology can also be used with our pH-dependent SIMPLE Antibodies in a mechanism referred to as sweeping. Certain SIMPLE Antibodies bind to their target in a pH-dependent manner. These antibodies  bind tightly to a target at neutral pH while in circulation, and  release the target at acidic pH in the endosome.  The unbound target is degraded in the lysosome.  However, when equipped with our ABDEGTM technology, the therapeutic antibodies remain tightly bound to FcRn at all pH levels and are not degraded themselves. Instead, they are returned to the circulation where they can bind new targets. We believe this is especially useful in situations where high levels of the target are circulating or where the target needs to be cleared very quickly from the system.

Figure 4: SIMPLE AntibodyTM and ABDEGTM technologies work in concert to sweep disease targets

POTELLIGENT®: Modulation of Fc Interaction with NK Cells

POTELLIGENT® modulates the interaction of the Fc region with the Fc gamma receptor IIIa located on specialized immune cells, known as NK cells. These NK cells can destroy the target cell, resulting in enhanced ADCC. POTELLIGENT® changes the Fc structure by excluding a particular sugar unit such that it enables a tighter fit with the Fc gamma receptor IIIa. The strength of this interaction is a key factor in determining the killing potential of NK cells. An independent publication reported that the exclusion of this sugar unit of the Fc region increases the ADCC-mediated cell-killing potential of antibodies by 10- to 1000-fold. Cusatuzumab and ARGX-111 utilize POTELLIGENT®.

Our Wholly-Owned Programs

The following is the pipeline of our wholly-owned product candidates and discovery programs:

* €176.7 million (based on the exchange rate in effect as of the date the payment was received)

Efgartigimod (formerly referred to as ARGX-113)

We are developing our lead product candidate, efgartigimod, for the treatment of patients with MG (Phase 3), ITP (Phase 2) and PV (Phase 2), all of which are rare and severe autoimmune diseases associated with high levels of circulating pathogenic IgG antibodies for which there are few innovative biologic treatments and a severe unmet medical need exists. We also selected a fourth indication, CIDP. Efgartigimod utilizes our ABDEGTM engineering technology and is designed to block the recycling of IgG antibodies, which results in their removal from circulation. We believe that our approach presents potential benefits relative to the current standard of care for MG, ITP and PV: corticosteroids and immunosuppressants in the early stages, followed by IV IgG, or IVIg, and plasma exchange, or plasmapheresis, as the disease progresses. We believe these potential benefits include improved time of onset, increased magnitude and duration of therapeutic benefit, a more favorable safety and tolerability profile and a reduced cost burden to the healthcare system.

We announced full data from a double-blind, placebo-controlled Phase 2 clinical trial of efgartigimod in 24 patients with generalized MG in April 2018. We advanced efgartigimod into Phase 3 clinical development in September 2018 based on positive feedback received from the FDA and Japan’s PMDA. We announced in September 2017 and in March 2018 that the FDA and EMA, respectively, granted orphan drug designation for the use of efgartigimod for the treatment of MG.

In parallel, we performed a second Phase 2 clinical trial of efgartigimod in 38 patients with ITP. In December 2018, we reported full study data. We will advance into a Phase 3 clinical trial, subject to discussions at an end-of-Phase 2 meeting with the FDA, which we intend to schedule in the first quarter of 2019, aiming for a second approval in this indication. In addition, we reported interim data of a third Phase 2 clinical trial of efgartigimod in patients with PV in June 2018. In addition to the IV formulation of efgartigimod that we are using in our current clinical trials, we are also developing a SC formulation designed to make efgartigimod accessible to larger patient populations, including patients requiring chronic therapy, potentially outside of the hospital setting.

We initiated a Phase 1 clinical trial in healthy volunteers for a SC formulation of efgartigimod and reported in June 2018 data from this clinical trial demonstrating comparable characteristics to the IV formulation.

Overview of Myasthenia Gravis

MG is an autoimmune disorder associated with muscle weakness that is triggered by IgG auto-antibodies. These antibodies attack critical signaling proteins at the junction between nerve and muscle cells, thereby impairing their communication signals. As shown in Figure 5, in MG these auto-antibodies either bind and occupy or cross-link and internalize the receptor on the muscle cells, thereby preventing the binding of acetylcholine, the signal sent by the nerve cell. In addition, these auto-antibodies can cause destruction of the neuromuscular junction by recruiting complement, a potent cell-destroying mechanism of the human immune system.

Figure 5: MG is caused by auto-antibodies attacking the transmission of nerve impulses to muscles

The muscle weakness associated with MG usually presents initially in ocular muscles and can then spread into a generalized form affecting multiple muscles. MG initially causes droopy eyelids and blurred or double vision due to partial paralysis of eye movements. As MG becomes generalized it affects muscles in the neck and jaw, causing problems in speaking, chewing and swallowing. MG can also cause weakness in skeletal muscles leading to problems in limb function. In the most severe cases, respiratory function can be weakened to the point where it becomes life-threatening. These respiratory crises occur at least once in the lives of approximately 15% to 20% of MG patients.

The U.S. prevalence of MG is estimated at approximately 20 cases per 100,000. Currently, there are an estimated 64,000 MG patients in the United States, of which an estimated 55,000 patients are suffering from generalized MG. We believe that the prevalence in Europe is at a similar level. Our initial focus is on generalized MG patients whose disease is not well-controlled with corticosteroids and immunosuppressants, which we believe represents a majority of generalized MG patients.

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

Treatment with IVIg is based on the principle of altering the balance between synthesis and degradation of antibodies in the body. IVIg treatment results in a large increase in the quantity of IgG antibodies in circulation. This excess of exogenously added IgG antibodies competes with the endogenous autoimmune antibodies for various pathways including the FcRn antibody recycling pathway. Saturation of this pathway with exogenous IgG antibodies promotes antibody destruction, which in turn leads to a decrease in the level of autoimmune antibodies. IVIg treatment is associated with a number of adverse events including fever, myalgia, headache, nausea and impaired kidney function or kidney disease, and IVIg can lead to life-threatening complications such as pulmonary edema, acute kidney dysfunction or stroke in elderly patients.

Plasmapheresis involves collecting blood from a patient and physically removing the IgG antibodies and other serum proteins from the plasma before returning it to the patient. Plasmapheresis is also associated with known limitations and drawbacks. Potential complications include thrombotic events, bleeding, catheter occlusion, infection, nausea, hypotension and arrhythmias. In most cases, these symptoms are mild and transient, but in some cases they can be severe and life-threatening.

Both of these approaches place a heavy cost burden on the healthcare system. In addition to the costs of the IVIg or plasmapheresis treatment itself, hospitalization of patients receiving these treatments further adds to this cost burden. According to a 2011 study, the average short-term cost for utilizing IVIg or plasmapheresis for MG crisis was $78,814 and $101,140 per patient, respectively. In addition to patients experiencing an MG crisis, we believe a substantial number of MG patients receive chronic IVIg or plasmapheresis for which they require frequent hospitalization.

Recently, the FDA and European Medicines Agency approved the use of Soliris® for the treatment of generalized MG patients who have autoantibodies directed against the acetylcholine receptor. Soliris is an anti-C5 antibody blocking the activity of complement recruited by the pathogenic IgGs directed against the acetylcholine receptor at the neuromuscular junction. However, Soliris does not address the blocking of the acetylcholine receptor by pathogenic IgGs, nor the receptor cross-linking and internalization by these IgGs. In addition, a sub-set of MG patients is known to have anti-MuSK antibodies, which are known not to activate the complement cascade. The price of Soliris in MG amounts to approximately $700,000 per patient per year, placing, we believe, a substantial cost burden on the health care system.

Finally, a minority of MG patients undergo thymectomy, the surgical removal of the thymus, an immune organ which is believed to play a role in the pathogenesis of the disease.

For MG patients who have advanced to the point where they are not well-controlled with corticosteroids and immunosuppressants, we believe efgartigimod may offer advantages over IVIg and plasmapheresis, including the potential to deliver a faster onset of action, a larger and longer lasting therapeutic effect and an improved safety and tolerability profile. In addition, a SC formulation of efgartigimod could further expand its use to patients requiring chronic therapy, potentially outside of the hospital setting.

Overview of Primary Immune Thrombocytopenia

ITP is a bleeding disease caused by an autoimmune reaction in which a patient develops antibodies that attack and destroy their own platelets, which are blood cells that help blood to clot, or their own platelet-forming cells. ITP, which develops for no known reason, is differentiated from secondary immune thrombocytopenia, which is associated with other illnesses, such as infections or autoimmune diseases, or which occurs after transfusion or taking other drugs, such as cancer drugs. Platelet deficiency, or thrombocytopenia, can cause bleeding in tissues, bruising and slow blood clotting after injury. ITP affects approximately 72,000 patients in the United States.

Limitations of Current ITP Treatments

Treatment for ITP is focused on either reducing the autoimmune activity that is causing accelerated platelet destruction and allowing the platelets to recover on their own, or directly stimulating platelet production with specific growth factors. Patients with less severe ITP are treated with corticosteroids and immunosuppressants, which are associated with significant side effects also seen with such treatment of other autoimmune diseases, such as MG. For more severe ITP, splenectomy is sometimes used as treatment, although its use is rapidly declining. The use of thrombopoietin receptor agonists, which stimulate the production and differentiation of platelets and are approved for last-line therapy, is increasing. Patients diagnosed with severe ITP are primarily offered IVIg or, to a lesser extent, plasmapheresis.

IVIg can raise the platelet count within days in most patients, but the effect is usually transient. IVIg introduces high levels of exogenously added IgG antibodies to the blood stream that compete with the patient's auto-antibodies for various pathways including the FcRn-dependent antibody recycling pathway, thereby lowering the impact of the auto-antibodies. IVIg treatment for ITP requires IV dosing of up to 2 g/kg per day of IVIg and is associated with many of the adverse events seen with IVIg treatment of other autoimmune diseases, such as MG as described above. Both IVIg and plasmapheresis when used to treat ITP carry a high cost burden on the healthcare system as they do when used to treat MG.

The production of platelets in patients refractory to other treatments can be stimulated by drugs such as romiplostim (Nplate) or eltrombopag (Promacta) that mimic thrombopoietin. While these therapies lead to increases in blood platelet counts, they do not address the underlying cause of the disease, which is the destruction of platelets by the immune system. Romiplostim (Nplate) and Eltrombopag (Promacta) are approved as last-line therapy for ITP and have generated global revenues of $584 million and $635 million in 2016, respectively.

Overview of Pemphigus Vulgaris

PV is an autoimmune disorder associated with mucosal and skin blisters that lead to pain, difficulty swallowing and skin infection. This chronic, potentially life-threatening disease is triggered by IgG auto-antibodies targeting desmoglein-1 and -3, which are present on the surface of keratinocytes and important for cell-to-cell adhesion in the epithelium. Auto-antibodies targeting desmogleins result in loss of cell adhesion, the primary cause of blister formation in PV. Similar to MG and ITP, disease severity of PV correlates to the amount of pathogenic IgGs targeting desmogleins.

Currently, there are an estimated 17,400 pemphigus patients in the United States, of which an estimated 13,100 patients are suffering from PV. We believe that the prevalence in Europe is at a similar level. Our initial focus is on mild-to-moderate PV patients who are either newly diagnosed or not well-controlled with corticosteroids and immunosuppressants.

Several disease activity measurements exist for the clinical evaluation of PV patients, including the pemphigus disease area index, or PDAI; autoimmune bullous skin disorder intensity score, or ABSIS; and the PV activity score, or PVAS. The PDAI is reported to have the highest validity and is recommended for use in clinical trials of PV.

Limitations of Current PV Treatments

The goals for the treatment of PV are twofold: (1) decrease blister formation and promote healing of blisters and erosions, and (2) determine the minimal dose of medication necessary to control the disease process. The current treatment regime for PV patients is limited. Typically, corticosteroids are used as first-line therapy, possibly in combination with immunosuppressants. Patients not well-controlled by these therapies may then receive IVIg or Rituxan. The latter is becoming more common in the treatment regime due to the significant side effects associated with corticosteroids and immunosuppressants. Rituxan was recently approved by the FDA for the treatment of moderate to severe PV. Rituxan carries infusion reaction risks, including anaphylaxis, and the risk of opportunistic infections, including progressive multifocal leukoencephalopathy, a rare and usually fatal viral disease.

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

Overview of Chronic Inflammatory Demyelinating Polyneuropathy

CIDP is a chronic autoimmune disorder of peripheral nerves and nerve roots caused by an autoimmune-mediated destruction of the myelin sheath, or myelin producing cells, insulating the axon of the nerves and enabling speed of signal transduction. The cause of CIDP is unknown, but abnormalities in both cellular and humoral immunity have been shown. CIDP is a chronic and progressive disease: onset and progression occur over at least eight weeks in contrast with the more acute Guillain-Barré-syndrome. Demyelination and axonal damage in CIDP lead to loss of sensory and/or motor neuron function, which can lead to weakness, sensory loss, imbalance and/or pain. CIDP affects approximately 16,000 patients in the United States.

Limitations of Current CIDP Treatments

Most CIDP patients require treatment and IVIg, which is the preferred first-line therapy. Glucocorticoids and plasma exchange are used to a lesser extent as they are either limited by side effects upon chronic use, in the case of glucocorticoids, or invasiveness of the procedure and access, which is restricted to specialized centers in case of plasma exchange. Alternative immunosuppressant agents are typically reserved for patients ineligible for or refractory to IVIg, glucocorticoids or plasma exchange. While IVIg therapy can usually control CIDP, most patients require repeated treatments every two to six weeks for many years. This is due to the fact that IVIg monotherapy does not usually lead to long-term remission. IVIg introduces high levels of exogenously added IgG antibodies to the blood stream that compete with the patient’s auto-antibodies for various pathways, including the FcRn-dependent antibody recycling pathway, thereby lowering the impact of the auto-antibodies. IVIg treatment for CIDP requires IV dosing of up to 2 g/kg per day of IVIg and is associated with many of the adverse events seen with IVIg treatment of other autoimmune diseases, such as MG. Both IVIg and plasmapheresis, when used to treat CIDP, carry a high cost burden on the healthcare system, as they do when used to treat MG or ITP. CIDP is the largest indication for IV/SC Ig in the United States.

Our Solution: efgartigimod

Our lead product candidate, efgartigimod, is an antibody Fc fragment that we believe has the potential to overcome many of the limitations of the current standard of care for MG, ITP and PV, including with respect to time of onset, magnitude and duration of therapeutic benefit and safety profile. We developed efgartigimod using our ABDEGTM Fc engineering technology.

Efgartigimod targets FcRn with high affinity, thereby reducing levels of all four classes of IgG antibodies, which are referred to as IgG1, IgG2, IgG3 and IgG4. In the case of MG, the large majority of patients have auto-antibodies of the IgG1 and IgG3 classes, while in the case of ITP these auto-antibodies consist mainly of the IgG1 class. In the case of PV, the pathogenic auto-antibodies consist mainly of the IgG1 and IgG4 class. As shown in Figure 6, efgartigimod’s mechanism of action is to block the recycling of IgG antibodies and remove them from circulation. Antibodies are routinely removed from circulation by being internalized into cells, where they can either become destined for degradation in the lysosomes or recycled back into circulation. IgG antibodies not bound to FcRn are degraded, while those bound to FcRn are recycled back into circulation.  As a result of our ABDEGTM technology and the modifications we made to the Fc region, efgartigimod binds to FcRn with high affinity making this receptor unavailable to circulating IgG antibodies.  The IgG antibodies can then no longer effectively be rescued and end up in the lysosomes where they are degraded. Compared to alternative immunosuppressive approaches, such as B-lymphocyte, or B-cell, depleting agents, efgartigimod acts in a highly selective manner by reducing IgG antibody levels, while leaving levels of antibodies of the immunoglobulin A, or IgA, immunoglobulin M, or IgM, and immunoglobulin D, or IgD, types as well as all components of the innate immune system intact.

Figure 6: Efgartigimod’s mechanism of action blocks the recycling of IgG antibodies and removes them from circulation

Based on our preclinical studies and early clinical trial results, we believe that efgartigimod has the potential to reduce levels of pathogenic IgG antibodies. Our clinical data suggest that efgartigimod reduces circulating IgG antibodies more rapidly than current therapies, which we believe could translate into faster therapeutic benefit if replicated with respect to pathogenic IgG antibodies. Our clinical data also suggest that the quantity of efgartigimod required to achieve and maintain suppression of circulating antibodies is lower than the levels of IVIg required for therapeutic benefit, which could translate into fewer infusions, shorter infusion time and a more favorable safety and tolerability profile.

In addition to MG, ITP and PV, we believe there are other autoimmune diseases that may benefit from the mechanism of action of efgartigimod therapy. We intend to pursue initial approval for MG and then plan to expand to ITP and, potentially, PV because these diseases have significant unmet medical needs. We then intend to expand our clinical development efforts for efgartigimod into additional indications also mediated by pathogenic IgG antibodies. Pathogenic auto-antibodies have been shown to be associated with other neuromuscular diseases such as Guillain-Barré, Lambert Eaton, chronic inflammatory demyelinating polyradiculoneuropathy; with other hematological diseases such as hemolytic anemia; and with other autoimmune blistering diseases such as bullous pemphigoid and epidermyolysis bullosa; as well as with systemic lupus erythematosus and multiple sclerosis, which affect larger numbers of patients.

Clinical Development Plan

We completed a Phase 2 clinical trial of efgartigimod in patients with MG and ITP, and we are currently evaluating efgartigimod in another Phase 2 clinical trial in patients with PV and are planning to start a fourth Phase 2 clinical trial in CIDP. We reported full data from the MG and ITP clinical trial in April and December 2018, respectively. We also reported interim data from the PV clinical trial in June 2018. We are currently advancing efgartigimod into Phase 3 clinical development in MG. We will advance into a Phase 3 clinical trial in ITP, subject to discussions at an end-of-Phase 2 meeting with the FDA, which we intend to schedule in the first quarter of 2019, aiming for a second approval in this indication. In addition, we reported interim data of a third Phase 2 clinical trial of efgartigimod in patients with PV in June 2018. In addition to the IV formulation of efgartigimod that we are using in our current clinical trials, we are also developing a SC formulation designed to make efgartigimod accessible to larger patient populations, including patients requiring chronic therapy, potentially outside of the hospital setting. We initiated a Phase 1 clinical trial in healthy volunteers for a SC formulation of efgartigimod, and in June 2018, we reported data from this clinical trial demonstrating comparable characteristics to the IV formulation.

Phase 2 Clinical Trial in MG

We conducted a randomized, double-blind, placebo-controlled Phase 2 clinical trial to evaluate the safety and tolerability, efficacy, pharmacodynamics and pharmacokinetics of efgartigimod. This clinical trial was conducted in 24 generalized MG patients with an MG-Activity-of-Daily-Living, or MG-ADL, score of 5 points or higher, with more than 50% of the score consisting of non-ocular items, and who are on a stable dose of cholinesterase inhibitors, steroids and/or immunosuppressants which make up the typical first- and second-line standard-of-care therapies. We conducted the clinical trial at 19 sites across Europe, Canada and the United States. Patients were randomly assigned to two arms of 12 patients each. Patients in one treatment arm received 10 mg/kg of efgartigimod, and the other treatment arm received placebo. All patients continued to receive the standard of care. Dosing took place during a three-week period which included four weekly doses of efgartigimod or placebo. Patients received follow-up for eight weeks after treatment.

The primary objectives of this Phase 2 clinical trial were to evaluate the safety and tolerability of efgartigimod with primary endpoints evaluating the incidence and severity of adverse events and serious adverse events, and evaluating vital signs, electrocardiogram and laboratory assessments. Secondary endpoints of the trial included efficacy as measured by the change from baseline of the MG-ADL; Quantitative MG; and MG Composite disease severity scores and the impact on quality of life as measured by the MG Quality of Life score. In addition, an assessment of pharmacokinetics, pharmacodynamics and immunogenicity was performed. All 24 enrolled patients were evaluable.

Phase 2 Topline Results

We announced full data from this Phase 2 clinical trial in April 2018. The primary endpoint analysis demonstrated efgartigimod to be well-tolerated in all patients, with most treatment emergent adverse events, or TEAEs, observed characterized as mild (CTCAE Grading 1 and 2). No TEAE severity with CTCAE Grade 3 or higher were reported. No clinically significant laboratory, vital signs and/or electrocardiogram findings were observed. No laboratory abnormality including albumin similar to the findings cynomolgus monkeys and in clinical trials. No TEAE leading to discontinuation, No serious TEAEs and no deaths were reported during the trial. The observed tolerability profile was consistent with the Phase 1 healthy volunteer trial as well as our Phase 2 clinical trial in ITP.

All TEAEs reported, as well as TEAEs deemed to be drug-related by the investigator in at least two patients, are summarized in Table 1.

Table 1. Overview of TEAEs and drug-related TEAEs reported in at least two patients in efgartigimod Phase 2 Clinical Trial in MG

TEAEs Reported in > 2 patients	Placebo (N = 12)	Efgartigimod (N = 12)
TEAEs (Total)	10 (83.3%)	10 (83.3%)
 Headache	3 (25.0%)	4 (33.3%)
 Nausea	1 (8.3%)	1 (8.3%)
 Diarrhea	1 (8.3%)	1 (8.3%)
 Abdominal pain upper	1 (8.3%)	1 (8.3%)
 Arthralgia	2 (16.7%)	—
 B-lymphocyte decrease	—	2 (16.7%)
 Lymphocyte count decrease	—	2 (16.7%)
 Monocyte count decrease	—	2 (16.7%)
 Neutrophil count increase	—	2 (16.7%)
 Myalgia	—	2 (16.7%)
 Pruritus	2 (16.7%)	1 (8.3%)
 Rhinorrhea	1 (8.3%)	1 (8.3%)
 Tooth abscess	2 (16.7%)	—
 Toothache	2 (16.7%)	—

Efgartigimod deemed related TEAEs	3 (25.0%)	8 (66.7%)
 Headache	1(8.3%)	3 (25.0%)
 Monocyte count decrease	0 (0.0%)	2 (16.7%)
 Rhinorrhea	1 (8.3%)	1 (8.3%)

The secondary endpoint measures relating to efficacy showed efgartigimod treatment resulted in a strong clinical improvement over placebo as measured by all four predefined clinical efficacy scales during the entire duration of the trial. Patients in the treatment arm showed rapid onset of disease improvement, with clear separation from placebo one week after the first infusion.

83% of patients treated with efgartigimod achieved a clinically meaningful response (MG-ADL>2). 75% of patients treated with efgartigimod had a clinically meaningful and statistically significant improvement in MG-ADL scores (at least a two-point reduction from baseline) for a period of at least six consecutive weeks versus 25% of patients on placebo (p = 0.0391).

Clinical benefit in the efgartigimod treatment group maximized as of one week after the administration of the last dose, achieving statistical significance over the placebo group (p = 0.0356) on the MG-ADL score. Increasing differentiation was observed between the efgartigimod treatment group versus placebo with increasing MG-ADL and QMG thresholds at day 29 (1 week after last dosing) as shown in Figure 7 .

Figure 7: Increasing differentiation in patient MG-ADL and QMG thresholds
(treatment group vs. placebo)

*Missing data point in one patient

Analysis of the pharmacokinetic and pharmacodynamic endpoints was generally consistent with the findings from the Phase 1 clinical trial. We observed disease improvement to be correlated with reduction in pathogenic IgG levels. Total IgG reduction in patients was consistent with the Phase 1 healthy volunteer trial showing a mean maximum IgG reduction of up to 70.7% among treated patients. Reduction of IgG levels was consistent across IgG subtypes, including AChR autoantibodies (IgG1 and IgG3).

In line with findings in the Phase 1 healthy volunteer trial, positive anti-drug antibody, or ADA, titers were detected in a limited number of patients. In the Phase 2 clinical trial, positive post-dosing ADA titers were detected in four out of 12 patients receiving efgartigimod and in three out of 12 patients receiving placebo. In one active-treated patient, positive post-dose ADA titers were detected as of two weeks after the last infusion, and these titers may have the tendency to slightly increase over the course of the trial. In line with the results obtained in the Phase 1 healthy volunteer trial, the majority of ADA signals in active-treated patients were just above the detection limit of the assay and were typically only found once or twice during the course of the trial. Positive post-dose ADA titers had no apparent effect on efgartigimod pharmacokinetics or pharmacodynamics

Phase 2 Clinical Trial in ITP

We completed a randomized, double-blind, placebo-controlled Phase 2 clinical trial to evaluate the safety, efficacy and pharmacokinetics of efgartigimod in 38 adult primary ITP patients, who have platelet counts lower than 30 x 109/L while being on a stable dose of standard-of-care treatments consisting of corticosteroids, permitted immunosuppressants or thrombopoietin receptor agonists, or after having undergone a splenectomy or while being monitored under a ‘‘watch & wait’’ approach. We conducted the clinical trial at 19 clinical centers across eight countries in the European Union. Patients were randomly assigned to three arms of 12 or 13 patients for the placebo or efgartigimod arms, respectively. All patients in this clinical trial on a drug standard-of-care treatment were to continue to receive their stable dose of standard-of-care treatment as per the protocol. One treatment arm received 5 mg/kg efgartigimod, the second arm received 10 mg/kg efgartigimod and the third arm received placebo. Dosing took place in a three-week period, which included four weekly doses of efgartigimod or placebo. Patient follow-ups continued for 21 weeks after treatment. Patients from all three cohorts were eligible to enroll in a one-year open-label extension study at the 10 mg/kg dose of efgartigimod, subject to meeting enrollment criteria, including platelet counts lower than 30 x 109/L.

Phase 2 Topline Results

The primary objectives of this Phase 2 clinical trial were to evaluate safety and tolerability of efgartigimod with primary endpoints evaluating the incidence and severity of adverse events and serious adverse events, and evaluating vital signs, electrocardiogram and laboratory assessments. Secondary objectives included evaluation of efficacy, based on platelet count, use of rescue treatment and bleeding events, pharmacokinetics, pharmacodynamics, and immunogenicity.

We announced full data from this Phase 2 clinical trial in December 2018. The primary endpoint analysis demonstrated efgartigimod to be well-tolerated in all patients, with most TEAEs observed characterized as mild (CTCAE Grading 1 and 2). Two serious TEAEs were reported for 2 (15.4%) out of 13 patients both in the efgartigimod 10 mg/kg treatment group (1 case of bronchitis and 1 case of thrombocytopenia); both serious TEAE were considered not related to the trial treatment, and both serious TEAEs were downgraded after the study database locked. No deaths were reported during the study. The observed tolerability profile was consistent with the Phase 1 healthy volunteer trial as well as our Phase 2 clinical trial in MG.

All non-bleeding TEAEs reported, as well as non-bleeding TEAEs deemed to be drug-related by the investigator in at least two patients, are summarized in Table 2.

Table 2: Overview of TEAEs and drug-related TEAEs reported in at least two patients in efgartigimod Phase 2 Clinical Trial in ITP

Bleeding TEAEs not included

Treatment Emergent Adverse Events (TEAEs) Reported in > 2 subjects	Placebo (N = 12)	Efgartigimod 5 mg/kg (N = 13)	Efgartigimod 10 mg/kg (N = 13)
Most common TEAEs N (%)
 Headache	2 (16.7)	1 (7.7)	—
 Hypertension	1 (8.3)	—	2 (15.4)
 Vomiting	—	—	2 (15.4)
 Cystitis	—	1 (7.7)	1 (7.7)
 Rash	—	1 (7.7)	1 (7.7)
 Productive cough	1 (8.3)	1 (7.7)	—

TEAEs deemed related to study intervention N (%)
 Headache	1 (8.3)	—	—
 Vomiting	—	—	1 (7.7)
 Pubic pain	1 (8.3)	—	—
 Vaginal discharge	1 (8.3)	—	—
 Amenorrhoea	1 (8.3)	—	—

Clinically meaningful improvements in platelet counts were seen across ITP classifications and standard of care. 46% of patients demonstrated improved platelet count to ≥ 50 x 109/L during two or more visits in each of the 5 mg/kg and 10 mg/kg dosing cohorts, compared to 25% in the placebo cohort. 67% of patients in the OLE trial demonstrated improved platelet counts to ≥ 50x109/L during two or more visits following the first dosing cycle. Responders from the 10 mg/kg arm in the primary trial all responded again upon retreatment in the OLE trial. Onset of platelet counts reaching 50x109/L for the first time ranged from week 1 to week 10, consistent with disease heterogeneity. For efgartigimod-treated patients with clinically meaningful platelet responses (≥ 50x109/L during two or more visits), the mean duration of platelet response was 40 days versus 16 days for placebo treated patients, with responses lasting the trial duration.

38% of efgartigimod-treated patients showed durable platelet count improvements to clinically meaningful and statistically significant levels of ≥ 50 x 109/L for at least 10 cumulative days, compared to 0% of placebo patients (p=0.03). These data are summarized in Figures 8 and 9.

Figure 8: Patients achieving platelet counts of ≥ 50 x 109/L at least two times

Figure 9: Post-hoc analysis of increasing thresholds of efficacy

Note: Increasing threshold analysis based exact logistic regression model with the baseline result as a factor

The frequency of bleeding related events, as defined in the protocol, was evaluated separately. This was done due to the nature of the disease, as low platelet levels in ITP patients may induce bleeding events in a proportion of patients, and signs and symptoms vary widely. Bleeding events were assessed using three metrics—adverse event reporting, the WHO scale and the ITP-BAT scale—and showed that efgartigimod reduced bleeding events across each scale. Adverse event reporting showed no severe bleeding events in any patient, mild bleeding events only were reported in the 10 mg/kg arm and mild and moderate in the 5 mg/kg and placebo arm. Incidence of bleeding events was reduced by efgartigimod treatment as assessed by the WHO bleeding scale, with separation from placebo as early as the third dose in the 10 mg/kg arm. Incidence of bleeding events in the skin was reduced by efgartigimod treatment as assessed by the ITP-BAT bleeding scale, with no clear signal of bleeding events in the mucosa or organs in either treatment arm. Efgartigimod treatment resulted in a correlation between IgG reduction, platelet count improvement and bleeding event reduction.

Analysis of the pharmacokinetic and pharmacodynamic endpoints was generally consistent with the findings from the Phase 1 clinical trial as well as the MG Phase 2 clinical trial. Lasting IgG reductions were consistent with levels achieved in previous studies. All efgartigimod-treated patients showed a rapid and deep reduction of total IgG levels, consistent with the pharmacodynamic effects observed in previous clinical trials. Reduction of IgG levels was consistent across IgG subtypes. Reduction in platelet-associated autoantibodies were observed in the majority of patients with a clinically meaningful platelet increase. Low titer of anti-drug antibodies was detected in 16.7% of placebo patients and 30.8% of treated patients in the 10 mg/kg arm with no apparent effect on pharmacokinetics or pharmacodynamics.

Figure 10: Reduction of total IgGs correlates with increased platelet counts and reduced bleeding event

Phase 2 Clinical Trial in PV

We are conducting an open-label, non-controlled Phase 2 clinical trial to evaluate the safety, efficacy, pharmacodynamics and pharmacokinetics of efgartigimod in a minimum of 12 patients with mild to moderate PV who are either newly diagnosed or relapsing. We conduct the clinical trial at 12 sites across Europe, Ukraine and Israel. The trial design comprises three cohorts of a minimum of four patients each. The first cohort will receive 10 mg/kg of efgartigimod in four weekly doses as induction therapy, followed by five weeks of maintenance therapy with efgartigimod dosed at 10 mg/kg at week 1 and week 5 of the maintenance period, followed by an eight-week follow-up period with no dosing of efgartigimod. In newly diagnosed patients and relapsing patients off-therapy, efgartigimod will be dosed as monotherapy, in absence of standard of care therapy. In relapsing patients on prednisone, efgartigimod will be dosed on top of a stable dose of prednisone during the induction phase. The prednisone dose may be changed (decreased or increased) from the beginning of the maintenance phase up to study end according to standard of care (i. e., corticosteroids, immunosuppressants, IVIg, plasma exchange and rituximab). An Independent Data Monitoring Committee (IDMC) may recommend adapting the dose during both the induction and the maintenance period, or the dosing frequency at maintenance, or the duration of dosing during the maintenance period with a maximum of two extra doses per cohort for a following cohort based on the outcome of the previous cohort. In case of a dose increase, the maximum dose would be 25 mg/kg.

The primary objectives of this Phase 2 clinical trial are to evaluate safety and tolerability of efgartigimod, with primary endpoints evaluating the incidence and severity of adverse events and serious adverse events and evaluating vital signs, electrocardiogram, physical examination abnormalities and laboratory assessments. Secondary objectives include evaluation of pharmacodynamics including assessment of total IgG and pathogenic IgG levels, efficacy based on the PDAI score, pharmacokinetics, and immunogenicity.

Phase 2 Interim Results

In the first cohort of the Phase 2 trial, six mild to moderate PV patients with no or low-dose corticosteroid therapy were treated with efgartigimod. Disease control was reached in three out of six patients in one week, which was characterized by patients having signs of healing of existing lesions and the absence of new lesions forming. One patient reached disease control after four weeks. Two patients had progression of disease. In all patients exhibiting disease control, a mean maximum reduction in Pemphigus Disease Area Index (PDAI) of 55% correlated with a mean maximum decrease in pathogenic autoantibodies levels of 57%. No meaningful anti-drug antibody signals were reported.

Efgartigimod was well-tolerated in all treated PV patients with no severe or serious study drug-related adverse events reported.

The IDMC evaluated the results of the first patient cohort and determined the tolerability profile to be favorable. The IDMC recommended maintaining the dose at 10 mg/kg, but adjusted the dosing frequency and duration of the maintenance phase for the next cohort. The second patient cohort will dose every two weeks during the maintenance phase and will add two additional administrations for a period of eight total weeks of maintenance, up from six weeks in cohort 1.

Phase 1 Clinical Trial for Subcutaneous Formulation of efgartigimod

In addition to the IV product formulation of efgartigimod that we are currently using in our clinical trials, we are also developing a SC product formulation designed to enable administration of efgartigimod to larger patient populations, including patients requiring chronic therapy, potentially outside the hospital setting.

We evaluated the IV and SC formulations of efgartigimod head-to-head in a preclinical cynomolgus monkey model. The results suggest that both formulations result in comparable half-life in circulation of efgartigimod, a favorable bioavailability of 75% of the SC formulation and a comparable pharmacodynamic effect shown by reduction of total IgG antibodies.

We initiated a Phase 1 clinical trial in healthy volunteers for a SC formulation for the treatment of chronic autoimmune diseases. The open-label, Phase 1 trial enrolled 32 healthy volunteers and included three treatment arms: one each of single dose SC and IV efgartigimod, and one evaluating an IV induction followed by a SC maintenance dose. In the single dose treatment arms, the data showed the SC formulation to have comparable half-life, pharmacodynamics and tolerability to the IV formulation, and a bioavailability of approximately 50%. In addition, initial IV dosing followed by weekly 300 mg (2 ml) SC administration of efgartigimod provided sufficient exposure to maintain IgG suppression at a steady state IgG reduction of approximately 50%. The data also suggested a favorable tolerability profile and no meaningful anti-drug antibody signals were reported. The SC formulation supports key manufacturing improvements, including a high product concentration (150mg/ml), low viscosity and optimal stability.

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

Multiple Ascending Dose

In the multiple ascending dose part of the Phase 1 clinical trial, repeat administration of both 10 mg/kg and 25 mg/kg of ARGX‑113 every seven days, four doses in total, and 10 mg/kg every four days, six doses in total, was associated with a gradual reduction in levels of all four classes of IgG antibodies by 60% to 85%, with 10 mg/kg dose results shown in Figure 9. For all doses, we observed the reduction in circulating IgG antibody levels to persist for more than four weeks after the last dose with levels below 50% at approximately three weeks, and did not return to baseline levels for more than one month. Pharmacokinetic analysis of serum baseline levels of ARGX‑113 indicates that it has a half‑life of approximately three to four days with no drug accumulation following subsequent weekly dosing. The prolonged activity on the levels of IgG antibodies is consistent with the mechanism of action of ARGX‑113 and the effect of the ABDEGTM technology on increasing the intracellular recycling of

ARGX‑113. Similar to the single ascending dose part, no significant reductions in IgM, IgA or serum albumin were observed.

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

Cusatuzumab (formerly referred to as ARGX-110)

We are developing cusatuzumab in hematological cancer indications, currently AML, as well as high‑risk MDS. We are developing cusatuzumab with our collaborator Janssen. See “—Collaborations.”

AML is a rare and aggressive hematological cancer for which significant unmet medical needs exist. MDS, a rare bone marrow disorder, is often a precursor to AML. cusatuzumab is a SIMPLE AntibodyTM designed to potently block the CD70/CD27 interaction and kill CD70-positive cells via its potent antibody effector functions through the use of POTELLIGENT® technology.

Cusatuzumab is currently being evaluated in an open-label Phase 1/2 clinical trial, in combination with azacytidine, in newly diagnosed AML patients who are unfit for intensive chemotherapy or in patients with high-risk MDS.

We reported interim results for the first 12 patients from the dose-escalation part of the Phase 1/2 clinical trial in combination with azacytidine in AML or high-risk MDS in December 2018, which demonstrated a favorable tolerability profile of the combination therapy and suggested evidence of biological activity across the evaluated doses. In addition, we reported results of the Phase 2 part of the Phase 1/2 clinical trial in CTCL for 26 evaluable patients.

Cusatuzumab is also being evaluated in an open-label Phase 1/2 clinical trial in relapsed or refractory CD70-positive CTCL patients and an open-label Phase 1 clinical trial in patients with nasopharyngeal carcinoma.

Overview of Acute Myeloid Leukemia and Myelodysplastic Syndrome

AML is a hematologic cancer characterized by excessive proliferation of myeloid stem cells and their failure to properly differentiate into mature white blood cells. AML is the second most common subtype of leukemia in adults. In the United States, AML has an incidence of approximately 22,000 new cases annually AML is generally a disease of elderly people, with more than 60% of diagnosed patients being older than 60 years, and AML is uncommon before the age of 45. The average five-year survival rate for patients with AML is 27%, but there are significant differences in prognosis depending on several factors, including the age of the patient at diagnosis. For patients under the age of 45, the five-year survival rate is approximately 57%, while for those over the age of 65 it is only 6%. There are likely multiple reasons for this discrepancy, including the ability of younger patients to tolerate more aggressive therapy.

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

Our Solution: cusatuzumab

We developed cusatuzumab using our SIMPLE AntibodyTM Platform and the POTELLIGENT® Fc engineering technology. Cusatuzumab binds to the cell surface protein CD70 with high affinity, blocking the interaction between CD70 and its receptor CD27 and targeting CD70 expressing cells for destruction by multiple immune pathways. CD70 is a cell surface protein that is highly expressed in cancer, including in T-cell and B-cell lymphomas, leukemias and certain solid tumors. In normal tissues, CD70 expression is either low or absent. Binding of CD70 to its receptor, CD27, initiates a cascade of intracellular events leading to cell proliferation and survival. As a byproduct of CD70 binding to CD27, the extracellular portion of CD27 is cleaved, creating a soluble form of CD27 known as sCD27, which can easily be measured. sCD27 may serve as a biomarker for CD70 activity, potentially allowing us to identify target patients based on the likelihood of response to treatment, monitor disease progression and measure the impact of anti-CD70 therapy. In AML, CD70 is also expressed on leukemic stem cells. Leukemic stem cells are demonstrated to give rise to a large population of more mature leukemic blasts which lack self-renewal capacity in AML. Leukemic stem cells reside in the bone marrow and are considered difficult to target specifically. Preliminary data from the first set of patients in our clinical trial suggest cusatuzumab could be active both at the circulating and bone marrow blast level and at the leukemic stem cell level. Cusatuzumab exhibits potent ADCC and antibody dependent cellular phagocytosis potential through the use of POTELLIGENT® technology as well as complement-dependent cytotoxicity leading to the killing of cells expressing CD70.

Clinical Development Plan

In December 2016, we initiated an open-label Phase 1/2 clinical trial of cusatuzumab at three sites in Switzerland for the treatment of newly diagnosed AML or high-risk MDS patients. We expect the majority of patient enrollment in this clinical trial to be AML patients. We reported interim results from the dose-escalation part of this clinical trial in December 2018. Patient recruitment is currently ongoing for the Phase 2 part of this clinical trial.

In addition, cusatuzumab is being evaluated in an open-label Phase 1/2 clinical trial in relapsed or refractory CD70-positive CTCL patients and an open-label Phase 1 clinical trial in patients with nasopharyngeal carcinoma. By December 2018, 27 and 11 patients have been enrolled in these clinical trials, respectively, and recruitment has been completed. Prior to this, cusatuzumab was evaluated in an extensive Phase 1 clinical trial in patients with advanced malignancies expressing CD70, following a step-wise adaptive clinical trial design enrolling a total of 86 patients (of whom 85 patients have been treated).

Phase 1/2 Clinical Trial in Combination with Azacytidine in Patients with AML or High-Risk MDS (ongoing)

We are evaluating cusatuzumab in an open-label, dose-escalating Phase 1/2 clinical trial to evaluate its safety, tolerability and efficacy in combination with azacytidine in newly diagnosed AML patients unfit for chemotherapy or high-risk MDS patients. The clinical trial was initiated in December 2016. All patients in this clinical trial are receiving cusatuzumab in combination with 75 mg/m2 azacytidine (standard of care for AML). Patients receive two weeks of cusatuzumab monotherapy prior to starting the combination dosing. During the Phase 1 dose-escalation part of the clinical trial, four doses of cusatuzumab, 1 mg/kg, 3 mg/kg,10 mg/kg and 20 mg/kg administered bi-weekly are being evaluated. We enrolled 12 patients in the Phase 1 part.

We are currently enrolling an initial 21 AML patients in the Phase 2 part of its Phase 1/2 clinical trial using a 10 mg/kg dose of cusatuzumab. The number of total Phase 2 patients may be expanded further. This is a multi-center clinical trial conducted in Europe and the U.S.

We reported interim results for the 12 evaluable patients from the Phase 1 dose-escalation part of this clinical trial in December 2018, representing the data as of October 15, 2018. Six out of twelve Phase 1 patients were still on treatment at the time of the interim data. These interim results showed for the first 12 patients that no dose-limiting toxicity was observed for cusatuzumab and that cusatuzumab was overall reported to be well-tolerated with signs of clinical activity. To date, the tolerability profile of cusatuzumab in this Phase 1/2 clinical study in combination with azacytidine appears to be similar to what we observed in the other cusatuzumab clinical trials. We believe that the observed Grade 3 and 4 hematological toxicity for cusatuzumab in combination with azacytidine corresponds to the reported safety profile of azacytidine monotherapy and can be seen in Table 2 below.

Table 2. Grade 3 and 4 treatment emergent adverse events of cusatuzumab in combination with azacytidine open-label, Phase 1 dose-escalation part (first 12 evaluable patients, ongoing, uncleaned data as of October 15, 2018*)

	Grade 3	Grade 4	Grade 5
	# events (# of	# events (# of	# events (# of
	patients)**	patients)**	patients)**
Anemia	16 (5)	1 (1)	—
Thrombocytopenia	6 (4)	7 (4)	—
Neutropenia	3 (2)	3 (3)	—
Febrile neutropenia	4 (4)	—	—
Leukopenia	—	2 (2)	—
Hypertension	2 (1)	—	—
Multi-Organ Failure	—	—	1 (1)
Atrial Flutter	—	1 (1)	—

* The collection of safety data for the Phase 2 part is ongoing. Through October 15, 2018, the observed tolerability profile in the Phase 2 part appeared to be in line with the other dose cohorts.

** Only if reported in at least two cases.

More specifically, at the time of the interim data, 11 out of 12 AML (92%) patients showed a response, including complete remission in seven out of 12 patients, complete remission with incomplete blood count recovery in two out of 12 patients and partial response in one out of 12 patients. One of the patients who achieved a complete remission successfully bridged to allogeneic stem cell transplant after five cycles. One patient discontinued from the study following an adverse event. Three patients responded during cusatuzumab monotherapy in the first two weeks.

In December 2018, we entered into a collaboration agreement with Cilag GmbH International, an affiliate of Janssen, to jointly develop and commercialize Cusatuzumab. See “—Collaborations.”

Phase 2 Part of Clinical Trial in Patients with Relapsed or Refractory CD70-positive CTCL and Phase 1 Safety-Expansion Cohorts in Patients with CD70-positive CTCL (ongoing, completed enrollment)

The Phase 1/2 clinical trial in relapsed or refractory CD-70 positive CTCL patients completed enrollment, consisting of 27 heavily pre-treated patients with CD70-positive CTCL.

The primary endpoint of the Phase 2 part of the clinical trial is efficacy, and secondary endpoints include safety and characterization of pharmacokinetics and immunogenicity. As of December 2018, of the 26 evaluable patients (out of 27 recruited patients) under analysis, we observed an overall response rate of 23% (one complete response, five partial responses and eight patients with stable disease). Patients received a 1 mg/kg or 5 mg/kg dose of cusatuzumab. One patient was still on the study at a 5 mg/kg dose. As of December 2018, cusatuzumab has continued to show a favorable tolerability profile in these patients. One patient experienced a Grade 3 adverse event, namely QTc prolonged. No dose limiting toxicities or Grade 4 drug-related toxicities were observed among this patient population.

Phase 1 Part of Phase 1/2 Clinical Trial in Patients with Advanced Malignancies Expressing CD70

Cusatuzumab was evaluated in an extensive Phase 1 part of a Phase 1/2 clinical trial in patients with advanced malignancies expressing CD70, following a step-wise adaptive clinical trial design enrolling a total of 86 patients (of whom 85 patients have been treated). No dose-limiting toxicities were observed. The most frequent grade 3 and 4 drug-related adverse events were fatigue in 48.2% of patients and mild (Grade 1–2) infusion-related reactions in 34.1% of patients. Other monoclonal antibodies engineered using POTELLIGENT® or similar third-party products that augment ADCC such as mogamulizumab, obinutuzumab and imgatuzumab also have infusion-

related reaction rates of 24% to 77%. Premedication with acetaminophen, antihistamines and/or corticosteroids are used to reduce the impact of infusion-related reactions.

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

Phase 1 Clinical Trial in Nasopharyngeal Carcinoma (ongoing, completed enrollment)

Cusatuzumab is being evaluated in an open-label Phase 1 clinical trial in patients with nasopharyngeal carcinoma at various stages of its natural history (adjuvant vs. metastatic). To date, 11 patients have been enrolled in this clinical trial. Patients receive a 5 mg/kg dose of cusatuzumab, which can be administered as monotherapy or in combination with chemotherapy agents, including cisplatin, carboplatin, 5-fluorouracil, gemcitabine and paclitaxel. The clinical trial is currently ongoing, enrollment has been completed and no Grade 3 or 4 drug-related adverse events have been reported to date.

ARGX-117

We are developing ARGX-117 with therapeutic potential in both orphan and large autoimmune inflammatory diseases. ARGX-117 is a highly differentiated therapeutic antibody equipped with our proprietary Fc engineering technology NHance® that addresses a novel target in the classic pathway of the complement cascade. With a potentially differentiated mechanism of action, ARGX-117 represents a broad pipeline opportunity across several autoantibody-mediated indications and may have a synergistic effect with lead autoimmune compound efgartigimod.

The classical pathway of the complement system is composed of a series of proteins that are activated when IgG or IgM autoantibodies bind to their targets. This mechanism contributes to tissue damage and organ dysfunction in a number of autoimmune inflammatory diseases. The ARGX-117 target is key in the lysis of antibody-decorated cells and is active when an immune reaction is taking place.

We obtained the rights to ARGX-117 as part of our Innovative Access Program through which we identified the work on this antibody with Broteio Pharma. argenx and Broteio launched a collaboration in 2017 to conduct research, with support from the University of Utrecht, to demonstrate preclinical proof-of-concept of the mechanism of ARGX-117. Based on promising preclinical data generated under this collaboration agreement, argenx has exercised the exclusive option to license the program and assumed responsibility for further development and commercialization.

ARGX‑111

We are developing ARGX‑111 for the treatment of patients with certain solid tumors that overexpress c‑Met, a receptor associated with tumor growth and metastasis, or tumors that are mesenchymal‑epithelial transition factor, or MET, amplified. MET‑amplified tumors possess multiple copies of the MET gene, resulting in elevated c‑Met levels. While c‑Met overexpression and MET amplification both result in elevated c‑Met levels, clinical and preclinical evidence suggests c‑Met from MET‑amplified tumors is a disease driver in some cancers. ARGX‑111 employs our SIMPLE AntibodyTM, NHance® and POTELLIGENT® technologies to drive tissue penetration in the body and to increase its ability to enhance ADCC. ARGX‑111 binds to c‑Met with high affinity and does not cause dimerization of the c‑Met receptor, which differentiates it from other, earlier attempts to direct antibodies against c‑Met. Dimerization is a process which can result in receptor activation, undermining the intended therapeutic effect of antibodies blocking hepatocyte growth factor, or HGF, binding to c‑Met. By blocking both HGF‑dependent and independent c‑Met activation, ARGX‑111 is able to block c‑Met receptor activation which could trigger survival, proliferation and metastasis of tumor cells. Thus, we believe ARGX‑111 may have a differentiated clinical profile.

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

ARGX-112 (partnered with LEO Pharma)

We are developing ARGX-112 for the treatment of dermatologic indications involving inflammation, together with our collaboration partner LEO Pharma. See- "—Collaborations."

ARGX-112 employs our SIMPLE AntibodyTM technology and blocks the interleukin-22 receptor, or IL-22R, in order to neutralize the signaling of interleukin-22, or IL-22, and interleukin-20, or IL-20, both of which are cytokines involved in the proliferation and differentiation of skin cells. When overexpressed, IL-22 and IL-20 are implicated in autoimmune diseases of the skin, including atopic dermatitis, psoriasis and pustular psoriasis. In preclinical studies, ARGX-112 was observed to have high neutralization potency for IL-22R and favorable in vivo pharmacokinetics and distribution to the skin.

Under the collaboration, LEO Pharma will fund more than half of all product development costs up to approval of a clinical trial application, or CTA, in Europe for a first product in a Phase 1 clinical trial. After CTA approval of a first product in a Phase 1 clinical trial, LEO Pharma will be solely responsible to fund the clinical development of the program.

ARGX-115 (ABBV-151) (partnered with AbbVie)

ARGX-115 (ABBV-151) is being developed as a cancer immunotherapy against the novel target GARP by our collaborator AbbVie. See “—Collaborations.”

ARGX-115 (ABBV-151) employs our SIMPLE AntibodyTM technology and works by stimulating a patient's immune system after a tumor has suppressed the immune system by co-opting immunosuppressive cells such as Tregs. While the normal function of Tregs is to suppress portions of the immune system to prevent a self-directed immune response through the release of active transforming growth factor beta, or TGF-β, Tregs can also prevent the immune system from recognizing and suppressing pathogenic cells including cancer cells. By binding to GARP, which plays a key role in the regulation of production and release of active TGF-β, ARGX-115 (ABBV-151) works to limit the immunosuppressive activity of Tregs and thereby stimulate the immune system to attack cancer cells. We believe this specific inhibition of TGF-β release by Tregs is potentially superior as a therapy to systemic inhibition of TGF-β activity or the depletion of Tregs, the presumed mode of action of ipilimumab (Yervoy), and that its specificity has the potential to provide an improved safety profile.

ARGX‑115 (ABBV-151) was observed to be active in a mouse model of graft‑versus‑host disease, or GVHD, where it was able to completely block the activity of Tregs, suggesting its potential to re‑activate the immune system against cancer cells. In this model, human peripheral blood lymphocytes, or PBMCs, are introduced into mice leading to a rapid onset of disease, caused by these PBMCs attacking the mouse host. When human Tregs are added to the human PBMCs, they can significantly delay disease onset and reduce disease severity. However, the addition of ARGX‑115 (ABBV-151) completely neutralized the effect of human Tregs, resulting in a rapid onset of the disease again. The purpose of the experiment was to show that when ARGX‑115 (ABBV-151) binds to GARP on Tregs, the normal immune suppressive function of Tregs is itself suppressed so that the immune system is free to act. In this experiment, the PBMCs represent the human immune system. The Tregs suppress the PBMCs when they are added (illustrated by lower PBMC activity—in this case represented by less activity against the mouse host). ARGX‑115 (ABBV-151) suppresses the Tregs, allowing the immune system to act (as represented by the PBMCs once again attacking the mouse host). A prototype of ARGX‑115 (ABBV-

151) devoid of cell‑killing ability was as effective as ARGX‑115 (ABBV-151) with cell‑killing ability as shown in Figure 10, leading us to believe the effect of ARGX‑115 (ABBV-151) is mainly due to blocking Treg activity.

Figure 10. Preclinical data of ARGX‑115 (ABBV-151) in a graft‑versus‑host disease model

We have advanced ARGX-115 (ABBV-151) through preclinical studies up to completion of IND-enabling studies. In August 2018, AbbVie exercised its exclusive license option to develop and commercialize ARGX-115 (ABBV-151).

ARGX-116 (partnered with Staten Biotechnology)

We are developing ARGX-116 for the treatment of dyslipidemia, together with our collaboration partner Staten Biotechnology. See “—Collaborations.”

ARGX-116 employs our SIMPLE AntibodyTM technology and blocks APOC3, a metabolic target involved in triglyceride metabolism. APOC3 is supported as a therapeutic target by human genetic evidence suggesting that deactivating mutations in the APOC3 gene results in a favorable lipoprotein profile, lower insulin sensitivity, longevity and protection from cardiovascular disease.

ARGX-116 is the first of up to three research programs under the collaboration. Under the terms of the collaboration, the parties are jointly responsible for conducting research under a mutually agreed research program, with Staten reimbursing us for all costs of carrying out our research responsibilities under each research program.

In December 2018, Staten Biotechnology announced that it will collaborate with Novo Nordisk A/S to co-develop ARGX-116.

ARGX‑109 (partnered with Bird Rock Bio)

ARGX‑109 (gerilimzumab) is being developed for the treatment of rheumatoid arthritis, or RA, by our collaboration partner Bird Rock Bio. See “—Collaborations.”

ARGX‑109 employs our SIMPLE AntibodyTM and NHance® technologies and blocks interleukin 6, or IL‑6, a cell‑signaling protein that is an important driver of inflammatory response implicated in the transition from acute to chronic inflammation. Chronic inflammation is a notable feature of several diseases, including RA, psoriatic arthritis and chronic kidney disease. In particular, IL‑6 has been shown to stimulate the immune system to increase tissue destruction and joint damage in RA patients. By targeting a unique epitope, ARGX‑109 potentially enables blocking of IL‑6 with high potency, with the goal of mitigating inflammatory responses at lower and less frequent doses than current therapies directed at IL‑6.

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

Innovative Access Program

We have developed a program designed to secure access to early, cutting edge targets, which we call our Innovative Access Program. Through our Innovative Access Program, we are able to serially collaborate with leading academic labs by providing them access to our SIMPLE AntibodyTM Platform technology with the goal of expediting the validation of new targets and accelerating the addition of new product candidates to our pipeline. In return, we receive early access to these targets and provide academic groups or biotechnology companies a simple path to clinical validation and future commercialization of promising ideas in which we and the academic lab or biotechnology company both share in the upside potential.

One example of the value of the Innovative Access Program is ARGX-115 (ABBV-151), which was developed in collaboration with the de Duve Institute / Université Catholique de Louvain. We provided antibodies to the academic groups to help validate the target. This in turn, allowed the groups to advance their work successfully, including the facilitation of supportive publications. Subsequently, this program formed the basis of our collaboration with AbbVie. ARGX-115 (ABBV-151) exemplifies how our Innovative Access Program enables us to generate product candidates against novel targets that may be of high interest for collaboration with biopharmaceutical partners. Another example is ARGX-116, which was discovered in close collaboration with disease biology experts from Staten Biotechnology, an emerging biotechnology company specialized in the field of dyslipidemia.

In March 2017, we entered into a collaboration under our Innovative Access Program with Broteio Pharma B.V. to develop an antibody against a novel target in the complement cascade, ARGX-117, with therapeutic potential in autoantibody- and complement-mediated indications including autoimmune haemolytic anemia and antibody mediated rejection following organ transplantation. Under the terms of the agreement, we and Broteio jointly developed the complement-targeted antibody to seek to establish preclinical proof-of-concept using our proprietary suite of technologies. Upon successful completion of these studies, we exercised an exclusive option to license the program in March 2018 and assumed responsibility for further development and commercialization.

Manufacturing and Supply

We utilize third-party contract manufacturers who act in accordance with the FDA's good laboratory practices, or GLP, and current good manufacturing practices, cGMP, for the manufacture of drug substance and product. Currently, we contract with Lonza Sales AG, or Lonza, based in Slough, UK and Singapore, for all activities relating to the development of our cell banks, development of our manufacturing processes and the production of all drug substance, thereby using validated and scalable systems broadly accepted in our industry. We use additional contract manufacturers to fill, label, package, store and distribute investigational drug products.

Efgartigimod, cusatuzumab, ARGX-111 and ARGX-112 are each manufactured using an industry-standard mammalian cell culture of a Chinese hamster ovary cell line that expresses the product, followed by multiple purification and filtration steps typically used in producing monoclonal antibodies.

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

Competition in the autoimmune field is intense and involves multiple monoclonal antibodies, other biologics and small molecules either already marketed or in development by many different companies including large pharmaceutical companies such as AbbVie Inc. (Humira/rheumatoid arthritis); Amgen Inc. (Enbrel/rheumatoid arthritis); Biogen, Inc. (Tysabri/multiple sclerosis); GlaxoSmithKline plc, or GSK, (Benlysta/lupus); F. Hoffman-La Roche AG, or Roche, (Rituxan/often used off label); and Janssen (Remicade/rheumatoid arthritis and Stelara/psoriasis). In some cases, these competitors are also our collaborators. In addition, these and other pharmaceutical companies have monoclonal antibodies or other biologics in clinical development for the treatment of autoimmune diseases. In addition to the current standard of care, we are aware that Alexion Pharmaceuticals, Inc. is selling Soliris for the treatment of adult patients with generalized MG who are anti-acetylcholine receptor antibody positive and that GSK; Roche; Novartis AG; CSL Behring; Grifols, S. A.; BioMarin Pharmaceutical Inc.; Curavac; Millennium Pharmaceuticals, Inc., UCB S.A.; Ra Pharmaceuticals; Momenta Pharmaceuticals, among others, are developing drugs that may have utility for the treatment of MG. We are aware that Rigel Pharmaceuticals, Inc.; Dova Pharmaceuticals; Bristol-Myers Squibb; Shire; Immunomedics; Protalex Inc. Principia Biopharma and others are developing drugs that may have utility for the treatment of ITP. We are aware that Roche is selling Rituxan for the treatment of moderate to severe PV and Principia; Alexion and others are developing drugs that may have utility for the treatment of PV. Furthermore, we are aware of competing products specifically targeting FcRn and being developed by UCB S. A.; Momenta, Inc.; Alexion; Immunovant; and Affibody.

Competition in the leukemia and lymphoma space is intense, with many compounds in clinical trials by large multinational pharmaceutical companies and specialized biotech companies. Rituxan (Roche), Adcetris (Seattle Genetics, Inc. /Takeda Pharmaceutical Company Ltd), Darzalex (Janssen), Poteligeo (Kyowa Hakko Kirin Co., Ltd.) are some examples of monoclonal antibodies approved for the treatment of Hodgkin's lymphoma, non-Hodgkin's lymphoma, multiple myeloma or other blood cancers. We are aware of AML drugs recently approved by the FDA, such as Daurismo (Pfizer), Mylotarg (Pfizer), Rydapt (Amgen), Vyxos (Jazz Pharmaceuticals, Inc.) and IDHIFA (Agios, Inc. and Celgene). In addition, we are aware of a number of other companies with development stage programs that may compete with cusatuzumab in the future if it is approved. We anticipate that we will face intense and increasing competition as new treatments enter the market and advanced technologies become available.

There are several monoclonal antibody drug discovery companies that may compete with us in the search for novel therapeutic antibody targets, including Adimab LLC; Merus N.V.; Regeneron Pharmaceuticals, Inc.; Xencor Inc. and MorphoSys AG. We are aware that a product candidate in development by Scholar Rock, Inc. may compete with ARGX-115 (ABBV-151) and a product candidate in development by Ionis Pharmaceuticals, Inc. may compete with ARGX-116, if they are approved.

Our commercial opportunity could be reduced or eliminated if our competitors' products prove to be safer and more tolerable, more effective, more convenient to dose, less expensive, faster to approve, or more effectively marketed and reimbursed than any of our product candidates that may gain regulatory approval. In addition, the level of generic competition and the availability of reimbursement from government and other third-party payors will impact the commercial viability of our programs.

Collaborations

We have entered into multiple collaboration agreements with pharmaceutical partners. We expect to continue to collaborate selectively with pharmaceutical and biotechnology companies to leverage our discovery platform and accelerate product candidate development.

Our Strategic Partnership with Janssen (for cusatuzumab)

In December 2018, we entered into a collaboration agreement with Cilag GmbH International, an affiliate of Janssen, to jointly develop and commercialize cusatuzumab.

We have granted Janssen a license to the cusatuzumab program to develop, manufacture and commercialize cusatuzumab. For the US, the granted commercialization license is co-exclusive with argenx, while outside the US, the granted license is exclusive to Janssen. Janssen and argenx will assume certain development obligations, and will be jointly responsible for all research, development and regulatory costs relating to cusatuzumab.

Under the terms of the collaboration agreement, we agreed to a joint global clinical development plan to develop cusatuzumab in AML, MDS and other potential indications in the future. Unless otherwise determined by the par-ties, Janssen shall be responsible for conducting the development activities specified in the global clinical development plan, subject to certain diligence obligations. The parties have equal decision-making authority and shall make consensus decisions regarding the global clinical development plan, with certain exceptions related to the territory outside of the US. Development costs shall be borne by both parties based on a cost sharing arrangement.

With respect to commercialization activities in the US, argenx shall have the right, but not the obligation, to elect to perform certain of the commercial efforts. Janssen has sole responsibility, at its sole cost and expense, to commercialize cusatuzumab outside of the US, subject to certain diligence obligations.

In January 2019, we received an upfront, non-refundable, non-creditable payment of $300.0 million from Janssen. We are also eligible to receive potentially up to $1.3 billion in development, regulatory and commercial milestone payments as well as tiered royalties on sales for the territory outside of the US at percentages ranging from the low double digits to the high teens, subject to customary reductions. For the US, the parties have agreed to share royalties with on a 50/50 basis.

In conjunction with the collaboration agreement, we entered into an investment agreement with Johnson & Johnson Innovation – JJDC, Inc., or JJDC, an affiliate of Johnson & Johnson. At the closing of the transaction in January 2019, JJDC purchased 1,766,899 newly issued shares, representing 4.68% of our then outstanding shares at a price of €100.02 per share ($113.19 based on the exchange rate in effect as of the date the investment agreement was signed), for a total of €176.7 million (approximately $200.0 million based on the exchange rate in effect as of the date the payment was received).

Unless earlier terminated upon mutual agreement, for material breach or as otherwise specified in the agreement, the collaboration term ends on a product-by-product, country-by-country basis, upon the expiration of all payment obligations in such country. With respect to the US, the agreement shall survive so long as any product covered by the agreement is being sold in the US. For the outside of U.S. territory, the royalty term expires on a product-by-product and country-by-country basis on the date that is the later of (i) 10 years after the first commercial sale of such product sold in that country, (ii) such time as there are no valid claims covering such product or (iii) the expiration of regulatory exclusivity for such product in such country.

Our Strategic Partnership with AbbVie (for ARGX-115 (ABBV-151))

In April 2016, we entered into a collaboration agreement with AbbVie S.À.R.L., or AbbVie, to develop and commercialize ARGX-115 (ABBV-151). Under the terms of the collaboration agreement, we were responsible for conducting and funding all ARGX-115 (ABBV-151) research and development activities up to completion of IND-enabling studies.

We have granted AbbVie an exclusive option, for a specified period following completion of IND-enabling studies, to obtain a worldwide, exclusive license to the ARGX-115 (ABBV-151) program to develop and commercialize products. Following the exercise of the option, AbbVie will assume certain development obligations, and will be solely responsible for all research, development and regulatory costs relating to the products. We received an upfront, non-refundable, non-creditable payment of $40.0 million (€35.1 million based on the exchange rate in effect as of the date the payment was received) from AbbVie for the exclusive option to license ARGX-115 (ABBV-151), and we achieved the first of two preclinical milestones, triggering a $10.0 million (€8.9 million based on the exchange rate in effect as of the date the payment was received) payment, and are eligible to receive a second preclinical milestone of $10.0 million. We are also eligible, if AbbVie exercises its option and develops a product, to receive additional development, regulatory and commercial milestone payments in aggregate amounts of up to $110.0 million, $190.0 million and $325.0 million, respectively, as well as tiered royalties on sales at percentages ranging from the mid-single digits to the lower teens, subject to customary reductions.

We have the right, on a product-by-product basis to co-promote ARGX-115-based products in the European Economic Area and Switzerland and combine the product with our own future immuno-oncology programs. The co-promotion effort would be governed by a co-promotion agreement negotiated in good faith by the parties. In addition to the ARGX-115 (ABBV-151) program, and upon reaching a predetermined preclinical stage milestone, AbbVie will fund further GARP-related research by us for an initial period of two years. AbbVie will have the right to license additional therapeutic programs emerging from this research, for which we could receive associated milestone and royalty payments.

In August 2018, AbbVie exercised its option to develop and commercialize ARGX-115 (ABBV-151).

Unless earlier terminated upon mutual agreement, for material breach or as otherwise specified in the agreement, the term of the option and license agreement ends, with respect to the ARGX-115 (ABBV-151) program, upon the earliest of (i) a technical failure of the IND-enabling studies which is outside of our control, (ii) AbbVie's election to not exercise its option, or (iii) following AbbVie's exercise of the option, fulfilment of all payment obligations under the agreement. AbbVie may terminate the agreement for any reason upon prior written notice to us. AbbVie's royalty payment obligations expire, on a product-by-product and country-by-country basis, on the date that is the later of (i) such time as there are no valid claims covering such product, (ii) expiration of regulatory or market exclusivity in respect of such product or (iii) 10 years after the first commercial sale of such product sold in that country under the agreement.

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

We have granted Bird Rock Bio an exclusive, worldwide, royalty‑bearing license to develop and commercialize ARGX‑109. Bird Rock Bio has certain diligence obligations with regard to development and commercialization of ARGX‑109 and must report their progress in achieving these milestones on an annual basis. We received a non‑refundable, non‑creditable upfront payment from Bird Rock Bio of €0.5 million in cash plus shares of Bird Rock Bio stock, and we are eligible to receive additional development milestone payments of up to approximately €10.0 million in cash and additional shares of Bird Rock Bio stock, regulatory milestone payments of up to €10.0 million in cash and commercial milestone payments of up to €12.0 million in cash. We are eligible to receive tiered royalties on Bird Rock Bio’s commercial sales of ARGX‑109 at percentages ranging from the low to high single digits and a tiered percentage of Bird Rock Bio’s sublicensing income ranging from the mid-teens to high twenties, subject to customary reductions. In connection with the collaboration, we also granted Bird Rock Bio a sublicense under our license agreement with the University of Texas with respect to our NHance® Fc engineering technology, which is incorporated into ARGX‑109.

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

Our Strategic Partnership with LEO Pharma (for ARGX-112)

In May 2015, we entered into a collaboration agreement with LEO Pharma A/S, or LEO Pharma, to develop and commercialize ARGX-112. Under the terms of the collaboration, LEO Pharma funded more than half of all product development costs up to CTA approval of a first product in a Phase 1 clinical trial, with our share of such costs capped. Now that CTA approval of a first product in a Phase 1 clinical trial has been received (in April 2018), LEO Pharma will is solely responsible for funding the clinical development of the program.

We received a non-refundable, non-creditable upfront payment from LEO Pharma of €3.0 million in cash. In February 2016, June 2017 and April 2018, we achieved preclinical milestones under this collaboration for which we received milestone payments. Up through specified periods following the latest to occur of (i) submission of an application to commence a Phase 2b dose finding trial (or Phase 3 clinical trial if a Phase 2b is not conducted) or (ii) the availability of an International Preliminary Examination report for ARGX-112 patent rights after completion of a Phase 2a clinical trial, LEO Pharma may exercise an option to obtain an exclusive, worldwide license to further develop and commercialize products. Following the exercise of the option, LEO Pharma would assume full responsibility for the continued development, manufacture and commercialization of such product, subject to certain diligence obligations. If LEO Pharma elects to exercise this option, it must pay us an option fee. We are also eligible to receive additional development, regulatory and commercial milestone payments in aggregate amounts of up to €11.5 million, €6.0 million and €102.5 million, respectively, as well as tiered royalties on product sales at percentages ranging from the low single digits to the low teens, subject to customary reductions.

If LEO Pharma does not exercise its option prior to expiration of the applicable option period, if it does not meet certain development diligence obligations within a specified time, or if the agreement is terminated other than for reasons of our breach or insolvency, then we have the right to develop and commercialize ARGX-112 alone, subject to our obligation to pay LEO Pharma low-single digit percentage royalties on net sales of any product covered by any LEO Pharma patents, know-how or rights in research results generated under the collaboration. If the agreement is terminated for reasons of our breach or insolvency, rights to product candidates in development at the time of such termination will be allocated to the parties through a mechanism specified in the agreement.

Unless earlier terminated upon mutual agreement, for material breach or as otherwise specified in the agreement, the term of the agreement ends upon the later of (i) the expiration of the option period, (ii) the expiration of the last license which has been granted under the agreement, and (iii) the fulfilment of all payment obligations which may arise under the agreement. LEO Pharma may terminate the agreement for any reason upon prior written notice to us. LEO Pharma's royalty payment obligations expire, on a product-by-product and country-by-country basis, on the date that is the later of (i) such time as there are no valid claims covering such product, (ii) in major market countries in which no composition of matter patent has been issued covering such product, the expiration of the data exclusivity period or (iii) in countries that are not major market countries, a double-digit number of years after the first commercial sale of such product sold in that country under the agreement.

Our Research Collaboration with Staten (for ARGX-116)

In January 2015, we entered into a collaboration agreement with Staten Biotechnology B.V., or Staten, to develop and commercialize products in the area of dyslipidemia therapy. Under the collaboration agreement, the parties sought to discover and characterize antibodies against a human target with therapeutic relevance in the field of dyslipidemia and/or cardiovascular disease. The parties may also commence two further research programs for targets with therapeutic relevance in these areas. Each research program will last no more than 24 months from commencement unless the parties agree otherwise. The first research program under this agreement proceeded as planned and was extended to December 2017, with ARGX-116 identified as the initial product candidate. Staten exercised its exclusive option to license ARGX-116 in March 2017. Under the terms of the collaboration, the parties were and are jointly responsible for conducting research under a mutually agreed research plan, with Staten reimbursing us for all costs of carrying out our research responsibilities under each research program. Staten is also responsible for additional clinical development.

On a research program-by-research program basis, up through a specified period within such research program, we have granted Staten an option to obtain an exclusive, worldwide, permanent license to research, develop and commercialize products identified in that program. If Staten elects to exercise this option for a product (as it has for ARGX-116), it would be obligated to pay us a percentage of any payments payable to or on behalf of Staten's shareholders in the event of (i) a change of control of Staten, (ii) any licensing, sale, disposition or similar transaction relating to any such product, or (iii) otherwise from the research, development or commercialization of that product. This percentage varies by stage of development for an applicable product and ranges up to the low-twenties, subject to downward proportional adjustment in the event a portion of the proceeds from the applicable transaction does not include payment for the product candidate we developed with Staten. Staten has certain diligence obligations to develop and commercialize at least one product during the term of the agreement and must report on their progress in doing so on an annual basis.

In December 2018, Staten announced that it had entered into a collaboration and exclusive option agreement with Novo Nordisk to develop novel therapeutics for the treatment of hypertriglyceridemia. Specifically, Novo will provide research and development funding and support to Staten to develop its lead asset STT-5058 (formerly ARGX-116) for the treatment of dyslipidemia. Novo has the right under the agreement to acquire Staten and gain worldwide rights to STT-5058. Staten and its shareholders will potentially receive signing and exercise fees, research and development funding, and milestone payments of up to €430 million.

If Staten does not exercise its option with respect to a research program prior to expiration of the applicable option period, then we have the right to research, develop and commercialize product candidates in relation to the relevant target at our sole cost and expense.

Unless earlier terminated upon mutual agreement, for material breach or as otherwise specified in the agreement, the collaboration term ends on the later of (i) January 2020, (ii) expiration of the last license granted by us under the agreement, (iii) expiration of last option period for Staten and (iv) fulfilment of all payment obligations which have arisen or may arise pursuant to the agreement. In addition, we may terminate the agreement in whole or with respect to a research program if no targets have been selected within 24 months of the effective date of the agreement, other than the target selected for the ARGX-116 research program.

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

Up through a specified period following completion of each study for a target, we have granted Shire an exclusive option to obtain all right, title and interest in any antibodies discovered under a study and to obtain an exclusive, worldwide license under our intellectual property which is necessary to further develop and commercialize products incorporating such antibodies. Following exercise of its exclusive option, Shire has certain diligence obligations to develop and commercialize at least one product. To exercise this option with respect to antibodies discovered against any of the three initial targets named in the agreement, Shire paid us a one-time option fee.

In May 2014, we expanded the collaboration agreement to accommodate research and development of additional novel targets implicated in multiple disease areas to provide Shire with a sublicense under our license agreement with the University of Texas with respect to our NHance® and ABDEGTM engineering technologies and to provide an option to a sublicense to the POTELLIGENT® technology of BioWa, Inc. The initial three year term of this expanded agreement expired on May 30, 2017, and Shire opted to extend the collaboration term for a further year until May 30, 2018, but no further beyond May 2018.

Shire may exercise exclusive options to develop and commercialize programs arising under our expanded agreement, in which case an option fee is due on a per program basis. In July 2018, Shire exercised such an exclusive option to in-license an antibody discovered and developed using our licensed technologies, which exercise triggered a milestone payment by Shire to argenx, in an amount undisclosed due to contractual obligations of confidentiality.

In addition to option fees, Shire would also be obligated to pay us on a per-product basis upon achievement of specified development, regulatory and commercial milestones and a percentage of net sales as a royalty. Milestones are paid on a first product per indication per study target basis, and we are eligible to receive payments in aggregate amounts of up to $3.8 million, $4.5 million and $22.5 million, upon achievement of development, regulatory and commercial milestones, respectively, for a product generated against one of the three initial targets named in the 2012 agreement. For products generated against additional targets nominated under the 2014 agreement, development and regulatory milestone payments remain the same, and we are eligible to receive payments in aggregate amounts of up to $60.0 million for achievement of commercial milestones. The royalties payable to us are tiered, single digit and are subject to customary reductions. Through December 31, 2018, pursuant to the agreement Shire has paid us an aggregate total of (i) €3.4 million in upfront payments, (ii) €0.3 million in milestone payments and (iii) $12.6 million in research and development funding. In addition, Shire purchased €12.0 million of our ordinary shares in July 2014 by participating in our initial public offering on Euronext Brussels.

If Shire does not exercise its option with respect to any discovered antibody within a specified period, then we are free to research, develop and commercialize antibodies in relation to the applicable study target, subject to negotiation of a license from Shire for the use of any antibodies that were discovered during the applicable study, or any Shire confidential information, Shire intellectual property or Shire's interest in any joint intellectual property. If (a) Shire (i) does not exercise its option with respect to any discovered antibody, or (ii) exercises its option but later abandons development of such antibody or (iii) the agreement is terminated other than for our breach or insolvency, and (b) Shire is no longer pursuing a development program with respect to the applicable study target, then we may elect to continue the development of such antibody at our sole cost and expense, subject to negotiation of a license from Shire under which Shire will receive either specified royalties, if we commercialize the program ourselves, or a percentage of sublicensing revenues, if the program is subsequently sublicensed to a third party.

Unless earlier terminated upon mutual agreement, for material breach or as otherwise specified in the agreement, the collaboration term ends with the expiry of the last royalty term under the agreement. Each royalty term expires, on a product-by-product and country-by-country basis, on the date that is the later of (i) such time as there are no valid claims covering such product or (ii) 10 years after the first commercial sale of such product sold in that country under the agreement. Shire may terminate the agreement for any reason upon prior written notice to us.

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

Our Exclusive License with Halozyme (ENHANZE)

In February 2019, we entered into a license agreement with Halozyme Inc., or Halozyme, for the use of certain patents, materials and know-how owned by Halozyme and relating to its ENHANZE® Technology, for application in the field of prevention and treatment of human diseases. ENHANZE® Technology is referred to herein as ENHANZE. Under the terms of the license, we were granted exclusive rights to apply ENHANZE to biologic products against pre-specified targets, in order to research, develop and commercialize SC formulations of our therapeutic antibody-based product candidates.

Our first therapeutic target for which we have received an exclusive license from Halozyme is FcRn, which allows us to apply ENHANZE to efgartigimod and any other product candidate selective and specific for FcRn. Moreover, the breadth of our exclusive license to FcRn precludes either Halozyme itself or any of its current or future partners from utilizing ENHANZE in the context of an FcRn-targeted product. Under the license terms, we also have the right to nominate future targets – again, for an exclusive ENHANZE license if the target in question has not already been licensed by Halozyme, or is not already being pursued by Halozyme. From the effective date of the license agreement, we have a four-year period in which to conduct research and preclinical studies on other target-specific molecules in combination with ENHANZE and may nominate a maximum of two targets for an exclusive commercial license during the four-year term.

In return for the FcRn exclusive license, we have made a $30 million upfront payment to Halozyme. Upon the nomination of any future target for an exclusive commercialization license and confirmation by Halozyme that such a license is available, we will pay $10 million to Halozyme per target. We will be obligated to pay clinical development, regulatory and commercial milestones totaling $160 million for the first product that uses ENHANZE and is specific for a given target. Throughout the term of the agreement, we must provide Halozyme on an annual basis a guidance forecast setting out all projected milestone payments for products for the following four calendar quarters. We are also obligated to pay Halozyme a percentage of net sales as a royalty of any licensed product that uses ENHANZE. This royalty varies with net sales volume, ranging from the low to mid-single digits, and it is reduced by a maximum of 50% if following 10 years from the first commercial sale of the product in a country, the last valid claim within the licensed ENHANZE patent(s) expires. Throughout the term of the agreement, we must provide Halozyme on an annual basis an estimate of royalty payments anticipated for the following four calendar quarters. We have certain diligence requirements with respect to development and commercialization of product candidates, but we are not obligated to utilize ENHANZE for every product candidate directed to a given exclusive target(s).

Under the terms of the license and subject to certain restrictions, we have the right to grant sublicenses to third parties both for research/preclinical work (for example, to subcontractors) and for development and commercialization. Halozyme has no rights to any of our current or future product candidates which use the ENHANZE technology. Halozyme provides dedicated specialist support to us which it has accrued over ten years of licensing ENHANZE to its collaborators.

We may terminate the license agreement at any time, either in its entirety or on a target-by-target basis, by sending Halozyme prior written notice. Absent early termination, the agreement will automatically expire upon the expiry of our royalty payment obligations under the agreement. In the event the agreement is terminated for any reason, the license granted to us would terminate, but Halozyme would grant our sublicensees a direct license following such termination. In the event the agreement is terminated other than for our breach, we would retain the right to sell licensed products then on hand for a certain period of time post-termination.

As also set out in “Item 6.A.—Directors, Senior Management and Employees”, our non-executive director James M. Daly is also a non-executive member of the board of directors of Halozyme. Despite this, our entering into the license agreement with Halozyme was not a related party transaction in accordance with IAS 24 – Related Party Disclosures, since Mr. Daly, in his role as non-executive director, does not control or have significant influence over our company or Halozyme. Mr. Daly did not participate in any discussions and decision making relating to the Halozyme license agreement. Consequently, no further disclosures regarding Halozyme have been added in “Item 7.B.—Related Party Transactions”.

Our Exclusive License with the University of Texas (NHance® and ABDEGTM)

In February 2012, we entered into an exclusive license with The Board of Regents of The University of Texas System, or UoT, for use of certain patents rights relating to the NHance® platform, for any use worldwide. The agreement was amended on December 23, 2014 to also include certain additional patent rights relating to the ABDEGTM platform.

Upon commercialization of any of our products that use the in-licensed patent rights, we will be obligated to pay UoT a percentage of net sales as a royalty until the expiration of any patents covering the product. This royalty varies with net sales volume and is subject to an adjustment for royalties we receive from a sublicensee of our rights under this agreement, but in any event does not exceed 1%. In addition, we must make annual license maintenance payments to UoT until termination of the agreement. We have assumed certain development and commercial milestone payment obligations and must report on our progress in achieving product sales on a quarterly basis. The maximum milestone payments we would be required to make is approximately $0.5 million in total. Through December 31, 2018, we have paid UoT an aggregate of $0.75 million, which includes reimbursement for UoT's patent prosecution and maintenance costs and development milestones on products using the in-licensed patent rights. We also have certain diligence requirements with respect to development and commercialization of products which use the in-licensed patent rights.

Under the terms of the license, we have the right to grant sublicenses to third parties, subject to certain restrictions. If we receive any non-royalty income in connection with such sublicenses we must pay UoT a percentage of such income varying from low-middle single digits to middle-upper single digits depending on the nature of the sublicense. Such fees are waived if a sublicensee agrees to pay the milestone payments as set forth in our agreement with UoT.

We may unilaterally terminate the license agreement for convenience upon prior written notice. Absent early termination, the agreement will automatically expire upon the expiration of all issued patents and filed patent applications within the patent rights covered by the agreement. Our royalty payment obligations expire, on a product-by-product and country-by-country basis, at such time as there are no valid claims covering such product.

Our Non-Exclusive License with BioWa (POTELLIGENT®)

In October 2010, we entered into a non-exclusive license agreement with BioWa, Inc., or BioWa, for use of certain patents and know-how owned by BioWa and relating to its POTELLIGENT® Technology, for use in the field of prevention and treatment of human diseases. POTELLIGENT® Technology is referred to herein as POTELLIGENT®. Under the terms of the license, we are granted a non-exclusive right to use POTELLIGENT® to research, develop and commercialize antibodies and products containing such antibodies using POTELLIGENT®. BioWa retains a right of first negotiation for the exclusive right to develop and commercialize, in certain countries only, any product we develop using POTELLIGENT®. We successfully applied POTELLIGENT® to cusatuzumab, an anti-CD70 mAb, and ARGX-111, an anti-c-Met mAb, under this license.

Upon commercialization of our products developed using POTELLIGENT®, we will be obligated to pay BioWa a percentage of net sales of a licensed product as a royalty. This royalty varies with net sales volume, ranging in the low single digits, and it is reduced by half if during the following 10 years from the first commercial sale of the product in a country the last valid claim within the licensed patent(s) that covers the product expires or ends. In addition, we must make annual research license maintenance payments which cease with commencement of our royalty payments to BioWa. We have certain diligence requirements with respect to development and commercialization of products. We have also assumed certain development, regulatory and commercial milestone payment obligations and must report on our progress toward achieving these milestones on an annual basis. Milestones are to be paid on a commercial target-by-commercial target basis, and we are obligated to make milestone payments in aggregate amounts of up to $36.0 million per commercial target should we achieve annual global sales of over $1.0 billion.

Under the terms of the license, we have the right to grant sublicenses to third parties, subject to certain restrictions.

We may terminate the license agreement at any time by sending BioWa prior written notice. Absent early termination, the agreement will automatically expire upon the expiry of our royalty obligations under the agreement. In the event the agreement is terminated for any reason, the license granted to us would terminate but BioWa would grant our sublicensees a direct license following such termination. In the event the agreement is terminated other than for our breach or insolvency, we would retain the right to sell licensed products then on hand for a certain period of time post-termination.

Our Non-Exclusive Licenses with BioWa and Lonza (POTELLIGENT® CHOK1SV)

To scale up production of our product candidates cusatuzumab and ARGX-111 for clinical trial and commercial supply, we required a license to a GMP cell line in which POTELLIGENT ®antibodies could be expressed. This cell line, POTELLIGENT® CHOK1SV, was jointly developed by BioWa and Lonza. In December 2013 and August 2014, respectively, we entered non-exclusive commercial license agreements for cusatuzumab and ARGX-111 with BioWa and Lonza Sales AG, or Lonza, for use of certain patents and know-how relating to the POTELLIGENT® CHOK1SV Technology, which is a combination of Lonza's GS System and BioWa's POTELLIGENT® Technology, for use in the field of prevention and treatment of human diseases. Under the terms of each commercial license, we received a non-exclusive right to research, develop and commercialize products containing an antibody generated specifically against a specific target using POTELLIGENT® CHOK1SV, namely the target CD70 in the case of cusatuzumab and c-Met in the case of ARGX-111. Both targets are designated as reserved targets under our 2010 license agreement with BioWa, which continues to govern our research, development and commercialization of products utilizing BioWa's POTELLIGENT® Technology. Under the terms of each commercial license, BioWa retains a right of first negotiation for the exclusive right to develop and commercialize, in certain countries only, any product we develop using POTELLIGENT® CHOK1SV. This right of first negotiation is not applicable in cases where we intend to grant a global license to a third party to develop and commercialize a product - as was the case with our exclusive, global collaboration and license agreement for cusatuzumab with Cilag GmbH International, an affiliate of Janssen, which was entered into on December 3, 2018. BioWa retains a right of first negotiation for the exclusive right to develop and commercialize our anti-c-Met antibody ARGX-111 in certain countries only.

Upon commercialization of our products developed using POTELLIGENT® CHOK1SV, we will be obligated to pay both BioWa and Lonza a percentage of net sales as a royalty. We are required to pay a royalty to BioWa on net sales for any specific licensed product under only one license—either the POTELLIGENT® agreement or the POTELLIGENT® CHOK1SV agreement, but not both. The BioWa royalty is tiered, ranging in the low single digits and is reduced by half if during the following 10 years from the first commercial sale of the product in a country the last valid claim within the licensed BioWa patent(s) that covers the product expires or ends. The Lonza royalty varies based on whether the product is manufactured by Lonza, us or a third party, but in any event is in the low single digits and is reduced by half if during the following 10 years from the first commercial sale of the product in a country the last valid claim within the licensed Lonza patent(s) that covers the product expires or ends. In addition, we must make annual commercial license maintenance payments to BioWa on a per product basis which cease with commencement of payment of the BioWa royalty for the respective product, and annual payments to Lonza in the event that any product is manufactured by a party other than Lonza, us or one of our affiliates or strategic partners named in the agreement.

We have assumed certain development, regulatory and commercial milestone payment obligations to both BioWa and Lonza and must report on our progress toward achieving these milestones on an annual basis. We are required to pay such milestones to BioWa under only one license—either the POTELLIGENT® agreement or the POTELLIGENT® CHOK1SV agreement, but not both. Payments related to the development and commercialization of cusatuzumab and ARGX-111 are foreseen under their respective POTELLIGENT®  CHOK1SV agreements. Milestones are to be paid on a product-by-product basis, and we are obligated to make development, regulatory and commercial milestone payments to BioWa in aggregate amounts of up to $36.0 million per product should we achieve global annual sales of $1.0 billion. We are obligated to make development, regulatory and commercial milestone payments to Lonza in aggregate amounts of up to approximately £1.1 million per product, if such product is manufactured by Lonza, us or one of our affiliates or strategic partners, or £3.1 million per product, otherwise. Through December 31, 2018, we have paid BioWa an aggregate amount of $1.625 million, which includes target reservation fees and annual research license fees under our POTELLIGENT® agreement and commercial license fees and milestone payments under our POTELLIGENT® CHOK1SV agreement. Through December 31, 2018, we have paid Lonza an aggregate amount of £0.52 million, which includes milestone payments under our POTELLIGENT® CHOK1SV agreement.

Under the terms of both cusatuzumab and ARGX-111 commercial licenses, we have the right to grant sublicenses to certain pre-approved third parties, but otherwise must obtain BioWa and Lonza's prior written consent. No prior written consent was required from either BioWa or Lonza for our exclusive global collaboration and license agreement for cusatuzumab with Cilag GmbH International, an affiliate of Janssen.

We may terminate the non-exclusive commercial license agreements at any time by sending BioWa and Lonza prior written notice. Absent early termination, the agreements will automatically expire upon the expiry of our royalty obligations under the respective agreement. In the event an agreement is terminated for any reason, the license granted to us would terminate but BioWa and Lonza would grant our sublicensees a direct license following such termination. In the event an agreement is terminated other than for our failure to make milestone or royalty payments, we would retain the right to sell the respective products then on hand for a certain period of time post-termination. Our royalty payment obligations expire, on a product-by-product and country-by-country basis, on the date that is the later of (i) 10 years after the first commercial sale of such product sold in that country under the agreement or (ii) such time as there are no valid claims covering such product.

Our Collaboration with UCL and Sopartec (GARP)

In January 2013, we entered into a collaboration and exclusive product license agreement with Université Catholique de Louvain, or UCL, and its technology transfer arm Sopartec S.A., or Sopartec, to discover and develop novel human therapeutic antibodies against GARP. Under the terms of the collaboration with UCL, each party was responsible for all of its own costs and in connection with the activities assigned to it under a mutually agreed research plan.

In January 2015, we exercised the option we had been granted to enter into an exclusive, worldwide commercial license for use of certain GARP-related intellectual property rights owned by UCL and the Ludwig Institute for Cancer Research to further develop and commercialize licensed products, including the GARP-neutralizing antibody ARGX-115 (ABBV-151) which was discovered under the original collaboration. Upon the expiration of the agreement, this license would become a fully paid up, perpetual worldwide exclusive license under the GARP intellectual property for any purpose, subject to UCL's retention of non-commercial research rights.

Under the terms of the license, we obtained the right to grant sublicenses to third parties, subject to certain restrictions. From any income we receive in connection with these sublicense~~s~~, such as from our collaboration with AbbVie (see “Our Strategic Partnership with AbbVie” above), we must pay Sopartec a percentage of that income in the lower teen digit range. Royalty payment obligations expire on a product-by-product and country-by-country basis when there are no valid claims covering the ARGX-115 (ABBV-151) product. We also have certain diligence obligations with respect to development and commercialization of ARGX-115 (ABBV-151) products. Through December 31, 2018, we were due an aggregate amount of €4.0 million (of which €3.6 million has been paid and €0.4 million accrued) to Sopartec, as a result of the upfront and milestone payments we received from AbbVie.

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

Our commercial success depends in part upon our ability to obtain and maintain patent and other proprietary protection for commercially important technologies, inventions and know-how related to our business, defend and enforce our intellectual property rights, particularly our patent rights, preserve the confidentiality of our trade secrets and operate without infringing valid and enforceable intellectual property rights of others.

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

As of January 10, 2019, our patent estate (which includes both owned and in-licensed patent rights) included 21 issued U.S. patents, over 20 pending U.S. patent applications, 84 issued foreign patents (including six granted European patents that have been validated into 69 national patents) and 86 pending foreign patent applications (including 7 pending European patent applications).

Platform Technologies

With regard to our platform technologies, we own or have rights in patents and patent applications directed to our SIMPLE AntibodyTM discovery platform, the ABDEGTM and NHance® platforms and the POTELLIGENT® platform.

With regard to our SIMPLE AntibodyTM discovery platform, we own a patent family containing six issued U.S. patents with composition of matter claims directed to chimeric antibodies containing variable domains comprising CDRs obtained from conventional heterotetrameric llama antibodies fused to one or more domains of a human antibody, polynucleotides encoding such chimeric antibodies, libraries of expression vectors comprising cDNA sequences encoding camelid antibodies, method claims directed to the preparation of such chimeric antibodies, and methods of modulating the binding of a human target antigen to its ligand or receptor by administering such a chimeric antibody. The U.S. patents are expected to expire in 2029 to 2033. In addition, the patent family contains patents that have been granted in Australia, Europe and Israel, and at least five patent applications pending in various other countries and regions in North America, Europe and Asia. In addition, we have a second patent family containing patents granted in the United States and Australia, and eight patent applications pending in the United States and other countries in North America, Europe and Asia, with composition of matter claims directed to a chimeric antibody containing variable regions with CDRs derived from a llama antibody and certain amino acid substitutions corresponding to amino acids present in a human germline variable region. The granted U.S. patent and the pending U.S. patent application, if issued as a patent, are expected to expire in 2029.

With regard to the ABDEGTM platform, we co-own with, and exclusively license from, the University of Texas, a patent family containing a pending U.S. patent application with composition of matter claims directed to an isolated FcRn-antagonist comprising an variant immunoglobulin Fc region having an increased affinity for an Fc gamma receptor relative to a wild-type IgG1 Fc region, and method of use claims directed to a method of using such an FcRn-antagonist to treat certain antibody mediated disorders. The U.S. patent application, if issued as a U.S. patent, is expected to expire in 2034. In addition, we have at least 10 patent applications pending in various other countries and regions in North America, South America, Europe and Asia. In addition, we own a second patent family containing pending patent applications in the United States and 14 other jurisdictions with claims directed to methods of reducing the serum levels of an Fc-containing agent in a subject by administering to the subject an FcRn-antagonist containing a variant immunoglobulin Fc region containing certain amino acid substitutions. A U.S. patent, if issued from the U.S. patent application, is expected to expire in 2036.

With regard to the NHance® platform, we have exclusively licensed from the University of Texas two U.S. patents with composition of matter claims directed to an IgG molecule comprising a variant human Fc domain, and method of use claims directed to a method of blocking FcRn function in a subject by providing to the subject such an IgG molecule. The U.S. patents are expected to expire in 2027 to 2028. The patent family also includes a granted European patent.

With regard to the POTELLIGENT® platform, which is currently used in the production of our cusatuzumab and ARGX-111 product candidates, we have non-exclusively licensed from BioWa certain patent rights that relate to different aspects of the POTELLIGENT® platform.

Product Candidates: Wholly-Owned Programs

With regard to the efgartigimod product candidate, efgartigimod incorporates the ABDEGTM technology platform, the coverage of which is discussed above under “Platform Technologies.” It is expected that U.S. patents, if they were to issue from the two patent families directed to the ABDEGTM technology platform are expected to expire in 2034 or 2036, without taking a potential patent term extension into account.

With regard to the cusatuzumab product candidate, we have three issued U.S. patents, one with composition of matter claims directed to the cusatuzumab antibody, one with claims directed to the epitope cusatuzumab binds to, and one with claims directed to a polynucleotide that encodes antibodies that bind to the epitope cusatuzumab binds to and one U.S. patent application with method of use claims directed to the treatment of cancer with the cusatuzumab antibody. The issued U.S. patents expire in 2032 and 2033, and the U.S. patent application, if issued as a U.S. patent, is expected to expire in 2032, without taking a potential patent term extension into account. In addition, we have patents that have been granted in Japan and Russia and at least nine patent applications pending in various other countries and regions in North America, South America, Europe and Asia. Furthermore, cusatuzumab incorporates or employs the SIMPLE AntibodyTM and POTELLIGENT® technology platforms, which are covered by one or more of the patents and patent applications discussed above under “Platform Technologies.”

With regard to the ARGX-111 product candidate, we have three issued U.S. patents, one with composition of matter claims directed to the ARGX-111 antibody, one with method of use claims directed to the use of the ARGX-111 antibody in the treatment of cancer, and one with claims directed to polynucleotides that encode the ARGX-111 antibody and one U.S. patent application with composition of matter claims directed to ARGX-111. The issued U.S. patents and the U.S. patent application, if issued as a U.S. patent, are expected to expire in 2031, without taking a potential patent term extension into account. In addition, we have patents that have been granted in Australia, Europe, Japan and Russia, and at least eight patent applications pending in various other countries and regions in North America, South America, Europe and Asia. Furthermore, ARGX-111 also incorporates or employs the SIMPLE AntibodyTM, POTELLIGENT® and NHance® technology platforms, which are covered by one or more of the patents and patent applications discussed above under “Platform Technologies.” In addition, we have one U.S. patent, patents granted in Australia and Europe, and eight patent applications pending in various other countries and regions in North America, South America and Asia with composition of matter claims directed to a combination of antibodies or a multi-specific antibody, where one of the antigen binding regions in the combination of antibodies or the multi-specific antibody binds the epitope bound by the ARGX-111 antibody. The U.S. patent is expected to expire in 2033.

Product Candidates: Partnered Programs

With regard to the ARGX-115 (ABBV-151) product candidate, we co-own with, and exclusively license from, the Ludwig Institute for Cancer Research and Université Catholique de Louvain, a pending U.S. patent application with composition of matter claims directed to an antibody that binds GARP the presence of TGF-β and method of use claims directed to the use of such an antibody in the treatment of cancer. A U.S. patent, if issued from the U.S. patent application, is expected to expire in 2034, without taking a potential patent term extension into account. In addition, the patent family contains at least 10 patent applications pending in various other countries and regions in North America, South America, Europe and Asia. In addition, we co-own with, and exclusively license from, the Université Catholique de Louvain patent applications pending in the United States and Europe with composition of matter claims directed to an antibody that binds an epitope of a complex formed by human GARP and TGF-β and method of use claims directed to the use of such an antibody in the treatment of cancer. A U.S. patent, if issued from the U.S. patent application, is expected to expire in 2034. Furthermore, ARGX-115 (ABBV-151) incorporates or employs the SIMPLE AntibodyTM technology platform, which is covered by one or more of the patents and patent applications discussed above under “Platform Technologies.”

With regard to the ARGX‑109 product candidate, we have a pending U.S. patent application with composition of matter claims directed to ARGX‑109. A U.S. patent, if it were to issue, would be expected to expire in 2033, without taking a potential patent term extension into account. We also have counterpart patents and pending patent applications in various jurisdictions, including North America, Europe and Asia. Furthermore, ARGX‑109 incorporates or employs the SIMPLE AntibodyTM technology and the NHance® technology, which is covered by one or more of the patents and patent applications discussed above under “Platform Technologies.”

With regard to the ARGX-112 product candidate, we have a pending international application with composition of matter claims directed to an antibody that binds human IL-22R. A U.S. patent, if it were to issue, that claims priority to the international application would be expected to expire in 2037, without taking a potential patent term extension into account. Furthermore, ARGX-112 incorporates the SIMPLE AntibodyTM technology, which is covered by one or more of the patents and patent applications discussed above under “Platform Technologies.”

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application.

In the United States, the term of a patent covering an FDA-approved drug may be eligible for a patent term extension under the Hatch-Waxman Act as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years beyond the expiration of the patent, but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension may be extended. Similar provisions are available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved drug. It is possible that issued U.S. patents covering each of our product candidates may be entitled to patent term extensions. If our product candidates receive FDA approval, we intend to apply for patent term extensions, if available, to extend the term of patents that cover the approved product candidates. We also intend to seek patent term extensions in any jurisdictions where they are available, however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

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

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in the European Union and other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products, including biological products. In addition, some jurisdictions regulate the pricing of pharmaceutical products. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Licensure and Regulation of Biologics in the United States

In the United States, our product candidates are regulated as biological products, or biologics, under the Public Health Service Act, or PHSA, and the Federal Food, Drug, and Cosmetic Act, or FDCA, and their implementing regulations. The failure to comply with the applicable U.S. requirements at any time during the product development process, including nonclinical testing and clinical testing, the approval process or post-approval process may subject an applicant to delays in the conduct of a study, regulatory review and approval, and/or administrative or judicial sanctions. These sanctions may include, but are not limited to, the FDA's refusal to allow an applicant to proceed with clinical testing, refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning or untitled letters, adverse publicity, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines and civil or criminal investigations and penalties brought by the FDA or the Department of Justice or other governmental entities.

An applicant seeking approval to market and distribute a new biologic in the United States generally must satisfactorily complete each of the following steps:

•	nonclinical laboratory tests, animal studies and formulation studies all performed in accordance with the FDA's GLP regulations;
•	submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials may begin;
•	approval by an institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;
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
•

one or more FDA inspections of the manufacturing facility or facilities, including those of third parties, at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product's identity, strength, quality and purity;

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

As a result, submission of the IND may result in the FDA not allowing the trial to commence or on the terms originally specified by the sponsor in the IND. If the FDA raises concerns or questions either during this initial 30-day period, or at any time during the IND process, it may choose to impose a partial or complete clinical hold. This order issued by the FDA would delay either a proposed clinical study or cause suspension of an ongoing study, or in the case of a partial clinical hold place limitations on the conduct of the study such as duration of treatment, until all outstanding concerns have been adequately addressed and the FDA has notified the company that investigation may proceed and then only under terms authorized by the FDA. This could cause significant delays or difficulties in completing planned clinical trials in a timely manner. The FDA may impose clinical holds on a biologic product candidate at any time before or during clinical trials due to safety concerns or non-compliance.

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

A sponsor who wishes to conduct a clinical trial outside the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of the BLA so long as the clinical trial is well-designed and well-conducted in accordance with GCP, including review and approval by an independent ethics committee, and the FDA is able to validate the study data through an onsite inspection, if necessary.

Further, each clinical trial must be reviewed and approved by an institutional review board, or IRB, either centrally or individually at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors and the safety of human subjects. An IRB must operate in compliance with FDA regulations. The FDA, IRB, or the clinical trial sponsor may suspend or discontinue a clinical trial at any time for various reasons, including a finding that the clinical trial is not being conducted in accordance with FDA requirements or the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive GCP rules and the requirements for informed consent. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group may recommend continuation of the study as planned, changes in study conduct, or cessation of the study at designated check points based on access to certain data from the study. Information about certain clinical studies must be submitted within specific timeframes to the National Institutes of Health for public dissemination at www.clinicaltrials.gov.

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

•

Phase 3 clinical trials proceed if the Phase 2 clinical trials demonstrate that a dose range of the product candidate is potentially effective and has an acceptable safety profile. Phase 3 clinical trials are undertaken within an expanded patient population to gather additional information about safety and effectiveness necessary to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling.

In some cases, the FDA may approve a BLA for a product candidate but require the sponsor to conduct additional clinical trials to further assess the product candidate's safety and effectiveness after approval. Such post-approval trials are typically referred to as Phase 4 clinical trials. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of biologics approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement or to request a change in the product labeling. Failure to exhibit due diligence with regard to conducting required Phase 4 clinical trials could result in withdrawal of approval for products.

A drug being studied in clinical trials may be made available to individual patients in certain circumstances.  Pursuant to the 21st Century Cures Act, as amended, the manufacturer of an investigational drug for a serious disease or condition is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational drug. This requirement applies on the earlier of the first initiation of a Phase 2 or Phase 3 trial of the investigational drug, or as applicable, 15 days after the drug receives a designation as a breakthrough therapy, fast track product, or regenerative advanced therapy.

Compliance with cGMP Requirements

Before approving a BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in full compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The PHSA emphasizes the importance of manufacturing control for products like biologics whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency, and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

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

The FDA has 60 days after submission of the application to conduct an initial review to determine whether the BLA is sufficient to accept for filing based on the agency's threshold determination that it is sufficiently complete to permit substantive review. Once the submission has been accepted for filing, the FDA begins an in-depth review of the application. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or the PDUFA, the FDA has ten months in which to complete its initial review of a standard application and respond to the applicant, and six months for a priority review of an application. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs. The review process may often be significantly extended by FDA requests for additional information or clarification. The review process and the

PDUFA goal date may be extended by three months if the FDA requests or if the applicant otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

On the basis of the FDA's evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities and any FDA audits of clinical trial sites to assure compliance with GCPs, the FDA may issue an approval letter, denial letter, or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. Under the PHSA, the FDA may approve a BLA if it determines that the product is safe, pure and potent and the facility where the product will be manufactured meets standards designed to ensure that it continues to be safe, pure and potent. If the application is not approved, the FDA may issue a complete response letter, which will contain the conditions that must be met in order to secure final approval of the application, and when possible will outline recommended actions the sponsor might take to obtain approval of the application. Sponsors that receive a complete response letter may submit to the FDA information that represents a complete response to the issues identified by the FDA, or withdraw the application or request a hearing. The FDA will not approve an application until issues identified in the complete response letter have been addressed. The FDA issues a denial letter if it determines that the establishment or product does not meet the agency's requirements.

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

If the FDA approves a new product, it may limit the approved indications for use of the product. It may also require that contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may call for post-approval studies, including Phase 4 clinical trials, to further assess the product's safety after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patent registries. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Fast Track, Breakthrough Therapy and Priority Review Designations

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are referred to as fast track designation, breakthrough therapy designation and priority review designation.

The FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product's application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA's time period goal for reviewing a fast track application does not begin until the last section of the application is submitted. Fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

The FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA's goal for taking action on a marketing application from 10 months to six months.

Accelerated Approval Pathway

The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

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

The accelerated approval pathway is usually contingent on a sponsor's agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product's clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

Post-Approval Regulation

If regulatory approval for marketing of a product or new indication for an existing product is obtained, the sponsor will be required to comply with all regular post-approval regulatory requirements as well as any post-approval requirements that the FDA has imposed as part of the approval process. The sponsor will be required to report certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon manufacturers. Accordingly, the sponsor and its third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements.

A biologic product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official lot release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer's tests performed on the lot, to the FDA. The FDA may in addition perform certain confirmatory tests on lots of some products before releasing the lots for distribution. Finally, the FDA will conduct laboratory research related to the safety, purity, potency and effectiveness of pharmaceutical products.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•	fines, untitled letters or warning letters or holds on post-approval clinical trials;
•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;
•	product seizure or detention, or refusal to permit the import or export of products; or
•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Pharmaceutical products may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

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

Orphan drug designation qualifies a company for tax credits and market exclusivity for seven years following the date of the product's marketing approval if granted by the FDA. An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. A product becomes an orphan when it receives orphan drug designation from the Office of Orphan Products Development, or OOPD, at the FDA based on acceptable confidential requests made under the regulatory provisions. The product must then go through the review and approval process like any other product.

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

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act of 2003, as amended, a BLA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests and other information required by regulation. The applicant, the FDA, and the FDA's internal review committee must then review the information submitted, consult with each other and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA's request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.

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

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date of approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor's own nonclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. However, to rely on such exclusivities for establishing or protecting our market position is not without risk, as such laws are subject to changes by the legislature. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed "interchangeable" by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

Regulation and Procedures Governing Approval of Medicinal Products in the European Union

In order to market any product outside of the United States, a company also must comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can initiate clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union generally follows the same lines as in the United States. It entails satisfactory completion of pharmaceutical development, nonclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication. It also requires the submission to relevant competent authorities for clinical trials authorization and to the EMA or to competent authorities in European Union Member States for a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the European Union.

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

In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. It is expected that the new Clinical Trials Regulation will enter into force in 2020 with a three-year transition period. It will overhaul the current system of approvals for clinical trials in the European Union. Specifically, the new regulation, which will be directly applicable in all member states, aims at simplifying and streamlining the approval of clinical trials in the European Union. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure via a single entry point and strictly defined deadlines for the assessment of clinical trial applications.

Orphan Drug Designation and Exclusivity

Regulation (EC) No. 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Union when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the drug has to be of significant benefit compared to products available for the condition.

An orphan drug designation provides a number of benefits, including fee reductions, regulatory assistance and the possibility to apply for a centralized European Union marketing authorization. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, neither the EMA nor the European Commission or the member states can accept an application or grant a marketing authorization for a “similar medicinal product.” A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation because, for example, the product is sufficiently profitable not to justify market exclusivity.

Marketing Authorization

To obtain a marketing authorization for a product under the European Union regulatory system, an applicant must submit an MAA, either to EMA using the centralized procedure or to competent authorities in European Union Member States using the other procedures (decentralized procedure, national procedure, or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the European Union. Regulation (EC) No. 1901/2006 provides that prior to obtaining a marketing authorization in the European Union, an applicant must demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, class waiver, or a deferral for one or more of the measures included in the PIP.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union member states. Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer and auto-immune diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which the centralized procedure is in the interest of public health, the centralized procedure may be optional.

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

Periods of Authorization and Renewals

A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a reevaluation of the risk benefit balance by the EMA or by the competent authority of the authorizing member state. To that end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the drug on the European Union market (in the case of the centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid.

Regulatory Requirements after Marketing Authorization

Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include compliance with the European Union's stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. In addition, the manufacturing of authorized products, for which a separate manufacturer's license is mandatory, must also be conducted in strict compliance with the EMA's GMP requirements and comparable requirements of other regulatory bodies in the European Union, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. Finally, the marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union under Directive 2001/83EC, as amended.

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we may obtain regulatory approval. Even if our product candidates are approved for marketing, sales of such product candidates will depend, in part, on the extent to which third-party payors, including government health programs in the United States (such as Medicare and Medicaid), commercial health insurers, and managed care organizations, provide coverage and establish adequate reimbursement levels for such product candidates. Moreover, increasing efforts by governmental and third-party payors in the European Union, the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products, and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

In the United States and markets in other countries, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered, and patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use any product candidates we may develop unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such product candidates. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and biologics. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse health care providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services and imposing controls to manage costs, especially drugs when an equivalent generic drug or a less expensive therapy is available. It is possible that a third-party payor may consider our product candidate and other therapies as substitutable and only offer to reimburse patients for the less expensive product. Even if we show improved efficacy or improved convenience of administration with our product candidate, pricing of existing drugs may limit the amount we will be able to charge for our product candidate. These payors may deny or revoke the reimbursement status of a given drug product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates, and may not be able to obtain a satisfactory financial return on products that we may develop. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, and the cost of these studies would be in addition to the costs required to obtain FDA or other comparable marketing approvals. Even after pharmacogenomic studies are conducted, product candidates may not be considered medically necessary or cost-effective. A decision by a third-party payor not to cover any product candidates we may develop could reduce physician utilization of such product candidates once approved and have a material adverse effect on our sales, results of operations and financial condition. Additionally, a payor's decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. For example, the payor may require co-payments that patients find unacceptably high. Further, one payor's determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Third-party reimbursement and coverage may not be adequate to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. The insurance coverage and reimbursement status of newly-approved products for orphan diseases is particularly uncertain, and failure to obtain or maintain adequate coverage and reimbursement for any such product candidates could limit our ability to generate revenue.

The containment of healthcare costs also has become a priority of U.S. federal, state and international governments and the prices of pharmaceuticals have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our potential revenue from the sale of any products for which we may obtain approval. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more of our products for which a we or our collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future. Obtaining and maintaining reimbursement status is time-consuming and costly. No uniform policy for coverage and reimbursement for drug products exists among third-party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely.

Outside the United States, we will face challenges in ensuring obtaining adequate coverage and payment for any product candidates we may develop. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of regulatory marketing approval for a product and may require us to conduct a clinical trial that compares the effectiveness of any product candidates we may develop to other available therapies to support cost-effectiveness. The conduct of such a clinical trial could be expensive, involve additional risk and result in delays in our commercialization efforts.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies (so called health technology assessments, or HTAs) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on health care costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel trade (arbitrage between low-priced and high-priced member states) can further reduce prices. Special pricing and reimbursement rules may apply to orphan drugs. Inclusion of orphan drugs in reimbursement systems tend to focus on the medical usefulness, need, quality and economic benefits to patients and the healthcare system as for any drug. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results based rules of reimbursement may apply. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most European Union member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval.

Healthcare Law and Regulation

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of pharmaceutical products that are granted marketing approval. Our current and future arrangements with providers, researchers, consultants, third-party payors and customers are subject to broadly applicable federal and state fraud and abuse, anti-kickback, false claims, transparency and patient privacy laws and regulations and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations include, without limitation, the following:

•

the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

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

•

HIPAA, as amended by HITECH, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without the appropriate authorization by entities subject to the law, such as healthcare providers, health plans and healthcare clearinghouses and their respective business associates;

•

the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the U.S. Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

•

analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring pharmaceutical manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

We will be required to spend substantial time and money to ensure that our business arrangements with third parties comply with applicable healthcare laws and regulations. Recent healthcare reform legislation has strengthened these federal and state healthcare laws. For example, the ACA amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes to clarify that liability under these statutes does not require a person or entity to have actual knowledge of the statutes or a specific intent to violate them. Moreover, the ACA provides that the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

Violations of these laws can subject us to criminal, civil and administrative sanctions including monetary penalties, damages, fines, disgorgement, individual imprisonment and exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm, and we may be required to curtail or restructure our operations. Moreover, we expect that there will continue to be federal and state laws and regulations, proposed and implemented, that could impact our future operations and business.

Healthcare Reform

In the United States, the European Union and other foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the ACA became law. The ACA is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

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

•

expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer's Medicaid rebate liability;

•

expansion of manufacturers' rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices and extending rebate liability to prescriptions for individuals enrolled in Medicare Advantage plans;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for products that are inhaled, infused, instilled, implanted or injected;
•	expanding the types of entities eligible for the 340B drug discount program;
•

establishing the Medicare Part D coverage gap discount program, which requires manufacturers to provide a 50% point-of-sale-discount off the negotiated price of applicable products to eligible beneficiaries during their coverage gap period as a condition for the manufacturers' outpatient products to be covered under Medicare Part D;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and
•

establishment of the Center for Medicare and Medicaid Innovation within Centers for Medicare & Medicaid, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription product spending (funding has been allocated to support the mission of the CMS Innovation through 2019).

Since its enactment, some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial, congressional, and executive challenges. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. The U.S. Supreme Court has upheld certain key aspects of the legislation, including a tax-based shared responsibility payment imposed on certain individuals who fail to maintain qualifying health coverage for all or part of a year, which is commonly known as the requirement that all individuals maintain health insurance coverage or pay a penalty, referred to as the “individual mandate.” However, as a result of tax reform legislation passed in December 2017, the individual mandate has been eliminated effective January 1, 2019. According to the Congressional Budget Office, the repeal of the individual mandate will cause 13 million fewer Americans to be insured in 2027 and premiums in insurance markets may rise.

Since January 2017, President Trump has signed several executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the ACA. One such Executive Order terminates the cost-sharing subsidies that reimburse insurers under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. The loss of the cost share reduction payments is expected to increase premiums on certain policies issued by qualified health plans under the ACA. Further, on June 14, 2018, the U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $12 billion in ACA risk corridor payments to third-party payors who argued were owed to them. The effects of this gap in reimbursement on third-party payors, the viability of the ACA marketplace, providers, and potentially our business, are not yet known.

Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed repeal legislation, it has enacted laws that modify certain provisions of the ACA, such as removing or delaying penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance, delaying the implementation of certain ACA-mandated fees, and increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D. On December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the ACA is an essential and inseverable feature of the ACA, and therefore because the mandate was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA are invalid as well. The Trump administration and CMS have both stated that the ruling will have no immediate effect, and on December 30, 2018, the same judge issued an order staying the judgment pending appeal. It is unclear how this decision and any subsequent appeals and other efforts to repeal and replace the ACA will impact the ACA and our business. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results. We will continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These new laws may result in additional reductions in Medicare and other healthcare funding. For example, on August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including without limitation the Bipartisan Budget Act of 2015, will remain in effect through 2027 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our customers and accordingly, our financial operations.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. The Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump administration released a "Blueprint" to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

CMS may develop new payment and delivery models, such as bundled payment models. CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. On November 30, 2018, CMS announced a proposed rule that would amend the Medicare Advantage and Medicare Part D prescription drug benefit regulations to reduce out of pocket costs for plan enrollees and allow Medicare plans to negotiate lower rates for certain drugs. Among other things, the proposed rule changes would allow Medicare Advantage plans to use pre authorization (PA) and step therapy (ST) for six protected classes of drugs and, with certain exceptions, permit plans to implement PA and ST in Medicare Part B drugs; and change the definition of “negotiated prices” as well as add a definition of “price concession” in the regulations. It is unclear whether these proposed changes will be accepted, and if so, what effect such changes will have on our business.

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

Further, legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals, if any, of our product candidates, may be. In addition, increased scrutiny by the U.S. Congress of the FDA's approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing conditions and other requirements.

Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our current or any future products. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most European Union member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

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

C.       ORGANIZATIONAL STRUCTURE

As of December 31, 2018, we had two subsidiaries. The following table sets out for each of our principal subsidiaries, the country of incorporation, and percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

		Percentage ownership
Company	Country of incorporation	and voting interest	Main activity
argenx BVBA	Belgium	100.00%	Biotechnical research on drugs and pharma processes
argenx US, Inc.	United States	100.00%	Pharmaceuticals and pharmacy supplies merchant wholesalers

D.       PROPERTY, PLANTS AND EQUIPMENT

We lease our operational offices and laboratory space, which consists of approximately 1,500 square meters, located in Zwijnaarde, Belgium. The lease for this facility expires in 2026. In January 2019, we signed an agreement to lease additional office space in a building adjacent to our current facility. We also lease an office in Breda, the Netherlands.

We lease office space in Boston, Massachusetts. The lease runs on a yearly basis. In January 2019, we signed an agreement to lease additional office space to accommodate the anticipated growth of our U.S. activities in line with our business plan.

We have a total of three facilities worldwide owned or leased as of December 31, 2018, as set forth in the following table:

Facility location	Use	Approx. size (m2)	Lease expiry
Zwijnaarde, Belgium (leased)	Operations and Laboratory Space	1,500	April 1st, 2026
Breda, the Netherlands (leased)	Headquarters	12	July 31st, 2019
Boston, Massachusetts (leased)	Office Space	163	September 30th, 2019

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

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.      OPERATING RESULTS

Overview

We are a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer. Utilizing our suite of technologies, we are focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. Our SIMPLE AntibodyTM Platform, based on the powerful llama immune system, allows us to exploit novel and complex targets, and our three antibody Fc engineering technologies are designed to enable us to expand the therapeutic index of our product candidates. Together with our antibody discovery and development expertise, this suite of technologies has enabled our pipeline of eight product candidates. Two of our product candidates are in Phase 2 and Phase 3 trials for multiple indications, one of which has achieved clinical proof-of-concept in two indications and is in Phase 3 clinical development for the first indication.

In September 2018, we launched our first Phase 3 trial for efgartigimod, our most advanced product candidate for the treatment of the rare autoimmune disease myasthenia gravis, or MG. The full data from the Phase

2 trial in myasthenia gravis were reported in April 2018. In addition, we recently completed a Phase 2 clinical trial for efgartigimod in immune thrombocytopenia, or ITP, where we reported for the second time a proof-of-concept of our lead product candidate with strong clinical improvement over placebo. In both Phase 2 studies, efgartigimod was observed to have a favorable tolerability profile consistent with that observed in our Phase 1 clinical trial. In September 2017, we initiated a Phase 2 clinical trial of efgartigimod for the treatment of a third rare autoimmune disease, pemphigus vulgaris, or PV. In June 2018, we reported interim data from the first cohort of this Phase 2 proof-of-concept clinical trial where rapid disease control was observed with a favorable tolerability profile. For efgartigimod, we are also developing a subcutaneous (SC) product formulation designed to enable administration potentially outside the hospital setting. In June 2018, we reported that at the same dose level the SC formulation was comparable across key measures, including half-life, pharmacodynamics and tolerability, to the intravenous (IV) formulation used in clinical studies to date.

We continued to develop our second lead product candidate, cusatuzumab, for the rare and aggressive hematological cancer acute myeloid leukemia, or AML, as well as high-risk myelodysplastic syndrome, or MDS. In December 2016, we commenced the dose-escalation part of the Phase 1/2 clinical trial of cusatuzumab in combination with azacytidine. In December 2018, we reported a 92% response rate in the treated newly diagnosed AML patients. The transition into the Phase 2 part of this clinical trial was announced in August 2018.

We have a disciplined strategy to maximize the value of our pipeline whereby we plan to retain development and commercialization rights to those product candidates that we believe we can ultimately commercialize successfully on our own if they are approved. We plan to collaborate on product candidates that we believe have promising utility in disease areas or patient populations that are better served by the resources of larger biopharmaceutical companies. We have entered into collaborations with a number of biopharmaceutical companies, including our collaboration with Cilag GmbH International, an affiliate of Janssen. In January 2019, we received a $300 million upfront payment and Johnson & Johnson Innovation Inc. (JJDC) made a €176.7 million equity investment in argenx. In addition, in August 2018, our collaborator AbbVie S. À. R. L, or AbbVie has exercised its exclusive option to license ARGX-115 (ABBV-151), a cancer immunotherapy-focused product candidate against the novel target glycoprotein A repetitions predominant, or GARP.

Since our inception in 2008, we have focused most of our financial resources and efforts towards developing our SIMPLE AntibodyTM Platform and antibody engineering technologies, identifying potential product candidates, establishing process, development and manufacturing capabilities for our product candidates and advancing multiple discovery programs into the clinic. We have advanced six internally developed product candidates into clinical development—efgartigimod, cusatuzumab, ARGX‑111, ARGX‑109, ARGX-112 and ARGX-115 (ABBV-151) —two into the preclinical stage— ARGX‑116 and ARGX-117 —and currently have multiple programs in the discovery stages. Through December 31, 2018, we have raised an aggregate gross proceeds of €735.9 million, including (i) an aggregate of €46.0 million from the private placement of equity securities in 2008, 2009 and 2011, (ii) €41.8 million from our initial public offering on the Euronext Brussels in 2014, (iii) €46.0 million from the private placement of equity securities, primarily to U.S.‑based institutional investors, in 2016, (iv) $114.7 million from our initial U.S. public offering on the Nasdaq Global Select Market in May 2017, (v) $265.5 million from our second U.S. public offering on the Nasdaq Global Select Market in December 2017 and (vi) $300.6 million from our third U.S. public offering on the Nasdaq Global Select Market in September 2018. In addition, as of December 31, 2018, we have received upfront payments, milestone payments and research and development service fees from our collaborators totaling €88.2 million and have received €18.7 million in grants and incentives from governmental bodies. As of December 31, 2018, we had cash, cash equivalents and current financial assets of €564.6 million.

Since our inception, we have incurred significant operating losses. We do not currently have any approved products and have never generated any revenue from product sales. Our ability to generate revenue sufficient to achieve profitability will depend significantly upon the successful development and eventual commercialization of one or more of our product candidates, which may never occur. For the years ended December 31, 2017 and 2018, we incurred total comprehensive losses of €28.1 million and €66.6 million, respectively. As of December 31, 2018, we had accumulated losses of €169.6 million.

We expect our expenses to increase substantially in connection with our ongoing development activities related to our preclinical and clinical programs. In addition, we expect to continue to incur significant costs associated with operating as a public company in the United States. We anticipate that our expenses will increase substantially if and as we:

•	execute the Phase 3 clinical trials of efgartigimod in MG and, potentially, ITP and PV;
•	complete the Phase 2 clinical trials of efgartigimod in ITP and PV and launch a Phase 2 clinical trial in CIDP;
•	complete the Phase 2 clinical trials of cusatuzumab in AML / high risk MDS;
•	execute a Phase 2 clinical trial in ITP with the subcutaneous formulation of efgartigimod;
•	jointly develop and commercialize cusatuzumab with Janssen as per the collaboration agreement signed in December 2018;
•	continue the research and development of our other clinical‑ and preclinical‑stage product candidates and discovery stage programs;
•	seek to enhance our technology platform and discover and develop additional product candidates;
•	seek regulatory approvals for any product candidates that successfully complete clinical trials;
•	potentially establish a sales, marketing and distribution infrastructure and scale‑up manufacturing capabilities to commercialize any product candidates for which we may obtain regulatory approval;
•	maintain, expand and protect our intellectual property portfolio, including litigation costs associated with defending against alleged patent infringement claims;
•

add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and potential future commercialization efforts; and

•	experience any delays or encounter any issues any of the above, including failed studies, ambiguous trial results, safety issues or other regulatory challenges.

We expect that the costs of development and commercialization will significantly increase due to the extended product development roadmap for cusatuzumab as part of our collaboration with Janssen. Although this collaboration agreement provides for a joint decision process to approve the development plan as well as the budget, we will not control the actual amounts spent within such approved budget, and we cannot control or guarantee that these funds are spent in the most efficient way.

As a result of the above uncertainty, we will need additional financing to support our continuing operations. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources, which may include collaborations with third parties. Adequate additional financing may not be available to us on acceptable terms, or at all. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy and as a result we may be forced to delay, reduce or terminate the development or commercialization of all or part of our research programs or product candidates or we may be unable to take advantage of future business opportunities.

Collaboration Agreements

We have a disciplined strategy to maximize the value of our pipeline whereby we plan to retain all development and commercialization rights to those product candidates that we believe we can ultimately commercialize successfully, if approved. We have partnered, and plan to continue to partner, product candidates that we believe have promising utility in disease areas or patient populations that are better served by resources of larger biopharmaceutical companies. Below are summaries of our key collaborations. See "Item 4.B.—Business Overview—Collaborations" for a more detailed description of these agreements.

Janssen. In December 2018, we entered into a collaboration agreement with Cilag GmbH International, an affiliate of Janssen, to jointly develop and commercialize cusatuzumab. We have granted Janssen a license to the cusatuzumab program to develop, manufacture and commercialize products. For the U.S., the granted commercialization license is co-exclusive with argenx, while outside the U.S., the granted license is exclusive. Janssen and argenx will assume certain development obligations, and will be jointly responsible for all research, development and regulatory costs relating to the products.

Under the terms of the agreement, Janssen has paid argenx $300 million in an upfront payment and JJDC has purchased €176.7 million ($200 million based on the exchange rate as of the date the agreement was signed) in newly issued shares, for a total of 1,766,899 shares representing 4.68% of our outstanding shares at a price of €100.02 per share ($113.17 based on the exchange rate in effect as of the date the agreement was signed) in January 2019. argenx will be eligible to receive potentially up to $1.3 billion in development, regulatory and sales milestones, in addition to tiered royalties, ranging from the low double digits to the high teens. Janssen will be responsible for commercialization worldwide. argenx retains the option to participate in commercialization efforts in the U.S., where the companies have agreed to share royalties on a 50/50 basis, and outside the U.S., Janssen will pay double-digit sales royalties to argenx. The agreement stipulates customary standstill and lock-up provisions.

AbbVie. In April 2016, we entered into a collaboration agreement with AbbVie to develop and commercialize ARGX-115 (ABBV-151). Under the terms of the collaboration agreement, we were responsible for conducting and funding all ARGX-115 (ABBV-151) research and development activities up to completion of IND-enabling studies.

We granted AbbVie an exclusive option, for a specified period following completion of IND-enabling studies, to obtain a worldwide, exclusive license to the ARGX-115 (ABBV-151) program to develop and commercialize products. We received an upfront, non-refundable, non-creditable payment of $40.0 million (€35.1 million based on the exchange rate in effect as of the date the payment was received) from AbbVie for the exclusive option to license ARGX-115 (ABBV-151). During the course of the collaboration, we achieved two pre-defined preclinical milestones, each of which triggered a $10.0 million payment (€8.9 million based on the exchange rate in effect as of the date the first preclinical milestone payment was received, and €8.7 million based on the exchange rate in effect as of the date the second preclinical milestone payment was received). In addition, in March 2019 we have achieved the first pre-defined clinical milestone, triggering a $30 million payment.

In August 2018, AbbVie exercised its option and has now assumed certain development obligations, being solely responsible for all research, development and regulatory costs relating to ARGX-115-based products. Subject to the continuing progress of ARGX-115 (ABBV-151) by AbbVie, we are eligible to receive development, regulatory and commercial milestone payments in aggregate amounts of up to $110.0 million, $190.0 million and $325.0 million, respectively, as well as tiered royalties on product sales at percentages ranging from the mid-single digits to the lower teens, subject to customary reductions.

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

LEO Pharma. In May 2015, we entered into a collaboration agreement with LEO Pharma A/S, or LEO Pharma, to develop and commercialize ARGX-112. Under the terms of the collaboration, LEO Pharma funded more than half of all product development costs up to CTA approval of a first product in a Phase 1 clinical trial, with our share of such costs capped. Since CTA approval of a first product in a Phase 1 clinical trial was received in April 2018, LEO Pharma is solely responsible for funding the clinical development of the program.

We received a non-refundable, non-creditable upfront payment from LEO Pharma of €3.0 million in cash. In February 2016, June 2017 and April 2018, we achieved preclinical milestones under this collaboration for which we received milestone payments. LEO Pharma may exercise an option to obtain an exclusive, worldwide license to further develop and commercialize products. Following the exercise of the option, LEO Pharma would assume full responsibility for the continued development, manufacture and commercialization of such products, subject to certain diligence obligations. If LEO Pharma elects to exercise this option, it must pay us an option fee. We are also eligible to receive additional development, regulatory and commercial milestone payments in aggregate amounts of up to €11.5 million, €6.0 million and €102.5 million, respectively, as well as tiered royalties on product sales at percentages ranging from the low single digits to the low teens, subject to customary reductions.

Staten. In January 2015, we entered into a collaboration agreement with Staten Biotechnology B.V., or Staten, to develop and commercialize products in the area of dyslipidemia therapy. Under the collaboration agreement, the parties sought to discover and characterize antibodies against a human target with therapeutic relevance in the field of dyslipidemia and/or cardiovascular disease. The first research program under this agreement proceeded as planned and was extended to December 2017, with ARGX-116 identified as the initial product candidate. Staten exercised its exclusive option to license ARGX-116 in March 2017. Under the terms of the collaboration, the parties were and are jointly responsible for conducting research under a mutually agreed research plan, with Staten reimbursing us for all costs of carrying out our research responsibilities under each research program. Staten is also responsible for additional clinical development. In December 2018, Staten announced that it will collaborate with Novo Nordisk A/S to co-develop ARGX-116.

Shire. In February 2012, we entered into a collaboration agreement with Shire AG (now known as Shire International GmbH), or Shire, to discover, develop and commercialize novel human therapeutic antibodies against up to three targets to address diverse, rare and unmet diseases. Under the terms of the collaboration, for any target selected for study under the collaboration, the parties worked together to conduct research and development through discovery of antibodies with certain specificity for and functional activity against those targets. In May 2014, we expanded the collaboration agreement to accommodate research and development of additional novel targets implicated in multiple disease areas. The initial three-year term of this expanded agreement expired on May 30, 2017, and Shire opted to extend the collaboration term for a further year until May 30, 2018, but no further beyond May 2018.

Through December 31, 2018, pursuant to the agreement Shire has paid us an aggregate total of (i) €3.4 million in upfront payments, (ii) €0.3 million in milestone payments and (iii) $12.6 million in research and development funding. In addition, Shire purchased €12.0 million of our ordinary shares in July 2014 by participating in our initial public offering on Euronext Brussels.

Basis of Presentation

Revenue

The company and its subsidiaries, or the Group, generate revenue from collaborations and strategic alliances. The Group applies a five-step model to determine when, how and at what amount revenue is to be recognized depending on whether certain criteria are met.

1.Identify the contracts

In its current arrangements, the Group is licensing its intellectual property, providing research and development services and in the future, selling its products to collaborative entities. Revenue is generated through these arrangements via upfront payments, milestone payments based on development criteria, research and development service fees on an agreed full-time equivalent, or FTE, basis and future sales-based milestones and sales-based royalties.

2. Identify performance obligations

The Group has determined that there is one single performance obligation for certain arrangements in its material ongoing license and collaboration arrangements, that being the transfer of a license combined with the performance of research and development services.

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

3. Determine the transaction price

We have analyzed the transaction prices of our material ongoing license and collaboration arrangements, currently composed of upfront payments, milestone payments and research and development service fees being delivered. Sales-based milestones and sales-based royalties are part of certain of our arrangements but are not yet included in our revenues, as our most advanced license and collaboration arrangement is still in the development phase.

4. Allocate the transaction price

In principle, an entity shall allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price. However, the transaction price of certain of our arrangements is allocated to a single performance obligation since the transfer of a license is considered to be combined with the performance of research and development services.

Therefore, research and development milestone payments are variable considerations that are entirely allocated to the single performance obligation.

5. Recognize revenue

Revenue from certain arrangements is recognized over time as the Group satisfies a single performance obligation. Our collaborative entities simultaneously receive the benefits provided by the Group’s performance as the Group performs.

The Group recognizes upfront payments and milestone payments, allocated to a single performance obligation over the estimated service period based on a pattern that reflects the transfer of the services. The revenues recognized reflect the level of service during each period. In this case, the Group would use an input model that considers estimates of the percentage of total research and development service costs that are completed each period compared to the total estimated services costs (percentage of completion method).

Research and development service fees are recognized as revenue when costs are incurred and agreed by the parties, as the Group is acting as a principal in the scope of its stake of the research and development activities of its ongoing license and collaboration agreements.

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

We incur various external expenses under our collaboration agreements for material and services consumed in the discovery and development of our partnered product candidates. Under our agreements with Shire, LEO Pharma and Staten, our collaboration partner reimburses us for part or all of these external expenses and compensates us for time spent on the project by our employees. Under our agreement with AbbVie, our own research and development expenses are not reimbursed. Research and development expenses are recognized in the period in which they are incurred. Under our agreement with Janssen, we assume certain development obligations, and are jointly responsible with Janssen for all research, development and regulatory costs relating to the product.

Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including the timing of the initiation of clinical trials, production of product batches and enrolment of patients in clinical trials. Research and development expenses are expected to increase as we advance the clinical development of efgartigimod and cusatuzumab and further advance the research and development of our other preclinical and discovery stage programs. The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, as fully described in “Item 3.D.—Risk Factors,” and including the uncertainty of:

•	the scope, rate of progress and expense of our research and development activities;
•	the successful enrollment in, and completion of clinical trials;
•	the successful completion of preclinical studies necessary to support IND applications in the United States or similar applications in other countries;
•	establishing and maintaining a continued acceptable safety profile for our product candidates;
•	the terms, timing and receipt of regulatory approvals from applicable regulatory authorities;
•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and
•	the ability to market, commercialize and achieve market acceptance for efgartigimod, cusatuzumab or any other product candidate that we may develop in the future, if approved; and
•	our current and future collaborators continuing their collaborations with us.

Any of these variables with respect to the development of efgartigimod, cusatuzumab or any other product candidate that we may develop could result in a significant change in the costs and timing associated with, and the viability of, the development of such product candidates. For example, if the FDA, the EMA or other regulatory authority were to require us to conduct preclinical studies or clinical trials beyond those we currently anticipate will be required for the completion of clinical development or if we experience significant delays in enrolment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of our clinical development programs and the viability of the product candidate in question could be adversely affected.

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

We expect our selling, general and administrative expenses to increase as we continue to support our growth and operate as a public company in the United States. Such costs include increases in our finance and legal personnel, additional external legal and audit fees, and expenses and costs associated with compliance with the regulations governing public companies. We expect our selling expenses to increase significantly with preparatory marketing and pricing activities with respect to the potential future commercialization of one or more of our product candidates, if approved.

Financial Income (Expense)

Financial income reflects interest earned on the financial investments of our cash and cash equivalents and financial assets. Financial expense corresponds to interest expenses.

Exchange Gains (Losses)

Our exchange gains (losses) relate to (i) our transactions denominated in foreign currencies, mainly in U.S. dollars, Swiss francs and British pounds, which generate exchange gains or losses and (ii) the translation at the reporting date of assets and liabilities denominated in foreign currencies into euros, which is our functional and presentation currency. For more information on currency exchange fluctuations on our business, please see “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.” We have no derivative financial instruments to hedge interest rate and foreign currency risk.

Income Tax

We have a history of losses. We expect to continue incurring losses as we continue to invest in our clinical and pre‑clinical development programs and our discovery platform, and as we prepare for the potential future commercial launch of one or more of our product candidates, if approved. Consequently, we do not have any deferred tax asset on our consolidated statement of financial position.

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

The following elements are areas where key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Critical Judgements in Applying Accounting Policies

Revenue Recognition

Revenue from certain arrangements is recognized as the Group satisfies a single performance obligation. The Group recognizes upfront payments and milestone payments, allocated to a single performance obligation over the estimated service period based on a pattern that reflects the transfer of the services. The revenue recognized would reflect the level of service during each period. In this case, the Group would use an input model that considers estimates of the percentage of total research and development service costs that are completed each period compared to the total estimated service costs (percentage of completion method). Research and development service fees are recognized as revenue when costs are incurred and agreed by the parties, as the Group is acting as a principal in the scope of its stake in the research and development activities of its ongoing license and collaboration agreements.

Research and Development Cost Accruals

Research and development costs are charged to expense as incurred and are typically made up of payroll costs, clinical and preclinical activities, drug development and manufacturing costs, including costs for clinical research organizations and investigative sites. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as information provided by vendors on their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid expenses.

Critical Accounting Estimates

Going Concern

The Group has incurred net losses since its inception, and for the year ended December 31, 2018, its consolidated statement of profit and loss and other comprehensive income reflects a net loss, and its consolidated statement of financial position includes a loss carried forward. On March 26, 2019, the Board has reviewed and approved the consolidated financial statements and accounting policies. Taking into account the cash and cash equivalents and current financial asset position of €564.6 million on December 31, 2018, the Board is of the opinion that the Group is operating on a going concern basis.

Measurement of Share‑Based Payments

We determine the costs of the share‑based payment plan (i.e., our stock option plan) on the basis of the fair value of the equity instrument at grant date in accordance with IFRS 2. For the determination of the fair value we are using the Black Scholes pricing model. This requires the input into the valuation model of amounts that require judgment, like the estimated useful life of the stock options and the volatility of our stock (see also note 4.9 of our consolidated financial statements). Once calculated, the fair value of the stock options granted is recognized as an expense over the service period in our consolidated statement of comprehensive income and not re‑measured subsequently.

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

In addition to the above, the stock options are subject to the terms and conditions of the argenx Employee Stock Option Plan.

On December 31, 2018, the total number of stock options outstanding was 3,536,651, compared to 2,862,216 on December 31, 2017. For the year ended December 31, 2018, no stock options had expired, a total of 319,671 stock options had been exercised and 46,369 stock options had been forfeited.

	Stock options granted in
	June 2018	December 2018
Number of options granted	178,900	861,575
Average fair value of options	€32.12	€44.49
Share price	€72.00	€82.20
Exercise price	€80.82	€86.32
Expected volatility	45.50%	46.19%
Average expected option life (in years)	7.36	10 (1)
Risk‑free interest rate	0.72%	0.77%
Expected dividends	—%	—%

(1)

The beneficiary can choose between a contractual term of five or ten years. The average expected option life for the December 2018 stock option grant is currently estimated at ten years. This estimate will be reassessed once the acceptance period of 60 days has passed and the beneficiaries will have made a choice between a contractual term of five or ten years. The total fair value of the grant would range from €27.7 million (100% of the stock options at an expected option life of five years) to €38.3 million (100% of the stock options at an expected option life of ten years).

	Stock options granted in
	June 2017	December 2017
Number of options granted	120,536	653,825
Average fair value of options	€7.90	€37.10
Share price	€17.76	€53.50
Exercise price	€18.41	€21.17
Expected volatility	36.6%	36.1%
Average expected option life (in years)	10	10
Risk‑free interest rate	0.61%	0.53%
Expected dividends	—%	—%

The grant date fair value of the options in the above table is estimated using the following assumptions:

•	The expected volatility corresponds to the calculated annual volatility of our shares since our initial public offering on Euronext Brussels on July 10, 2014 until the date of grant of the options.
•	The average expected option life is currently the contractual option term of 5 or 10 years.
•	Risk‑free interest rate equals the Belgium 10‑Year Bond Yield at the date of grant.
•	Expected dividends is considered 0% as we have no plan for distributing dividends and have no history of distributing dividends to shareholders.

The total share‑based payment expense recognized in the consolidated statement of profit and loss and other comprehensive income was €19.2 million for the year ended December 31, 2018 and €4.3 million for the year ended December 31, 2017.

Recognition of Deferred Tax Assets and Liabilities

We are subject to income taxes in the Netherlands, in Belgium and in the United States. Significant judgment is required in determining the use of net loss carry‑forwards and taxation of upfront and milestone payments for income tax purposes. There are many transactions and calculations for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

We had consolidated tax loss carry forwards of €117.1 million as of December 31, 2018 and €113.6 million as of December 31, 2017.

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

Results of Operation

Comparison of Years Ended December 31, 2018 and 2017

	Year ended
	December 31,
	2018	2017	% Change
	(In thousands)
Revenue	€21,482	€36,415	(41)%
Other operating income	7,749	4,841	60%
Total operating income	29,231	41,256	(29)%
Research and development expenses	(83,609)	(51,740)	62%
Selling, general and administrative expenses	(27,471)	(12,448)	121%
Operating loss	(81,849)	(22,932)	257%
Financial income	3,694	1,250	195%
Exchange gains (losses)	12,308	(5,797)	(312)%
Loss before taxes	€(65,847)	€(27,479)	140%
Income tax expense	(794)	(597)	33%
Loss for the period and total comprehensive loss	€(66,641)	€(28,076)	137%
Weighted average number of shares outstanding	33,419,356	24,609,536
Basic and diluted loss per share (in €)	(1.99)	(1.14)

Revenue

	Year ended
	December 31,
	2018	2017	% Change
	(In thousands)
Upfront payments	€8,635	€20,137	(57)%
Milestone payments	11,440	9,677	18%
Research and development service fees	1,407	6,601	(79)%
Total	€21,482	€36,415	(41)%

Our revenue decreased by €14.9 million for the year ended December 31, 2018 to €21.5 million, compared to €36.4 million for the year ended December 31, 2017, primarily related to a €11.5 million decrease in revenue recognized from upfront payments.

The decrease of €11.5 million in upfront payments for the year ended December 31, 2018, compared to the year ended December 31, 2017, was primarily due to the completion in 2018 of the preclinical activities under our collaborations with LEO Pharma and AbbVie.

The milestone payments recognized for the year ended December 31, 2018 and for the year ended December 31, 2017 related to payments received under the AbbVie and LEO Pharma collaborations. On January 1, 2018, the Company adopted IFRS 15, resulting in the reversal of €2.7 million of revenue related to milestone payments that were previously recognized under IAS 18. We refer to note 5.1 of the consolidated financial statements for additional information on the impact of the adoption of IFRS 15.

Both the upfront payments and milestone payments are recognized as revenue over the estimated period of the Company’s continuing involvement in the research and development activities provided for under the terms of these agreements.

The decrease of €5.2 million in research and development service fees for the year ended December 31, 2018, compared to the year ended December 31, 2017, is primarily linked with the completion of the preclinical activities under our collaboration agreements with LEO Pharma and Shire in the first half of the year.

Other Operating Income

	Year ended
	December 31,
	2018	2017	% Change
	(In thousands)
Government grants	€1,842	€422	337%
Research and development incentives	2,151	983	119%
Payroll tax rebates	3,756	3,436	9%
Total	€7,749	€4,841	60%

Other operating income increased by €2.9 million for the year ended December 31, 2018 to €7.7 million, compared to €4.8 million for the year ended December 31, 2017. In April and September 2018, we received two new grants from The Flanders Innovation and Entrepreneurship Agency (VLAIO), which resulted in an increase of €1.4 million in government grant income in 2018. For the year ended December 31, 2018, we accrued research and development incentives income of €2.2 million, compared to €1.0 million for the year ended December 31, 2017, corresponding to Belgian research and development incentives with regard to incurred research and development expenses, which will be paid to us in cash after a five‑year period, if not offset against the taxable basis over the respective period. The increase in research and development incentives income is due to an extension of the scope, which allows us to take more research and development expenses in consideration for the calculation of the incentive. We accounted for €3.8 million of payroll tax rebates in the year ended December 31, 2018, compared to €3.4 million in the year ended December 31, 2017, for employing certain research and development personnel.

For more information regarding governmental policies that could affect our operations, see “Item 4.B.—Business Overview—Government Regulation.”

Research and Development Expenses

	Year ended
	December 31,
	2018	2017	% Change
	(In thousands)
Personnel expense	€26,519	€16,473	61%
External research and development expenses	48,859	27,893	75%
Materials and consumables	1,464	1,562	(6)%
Depreciation and amortization	494	446	11%
Other expenses	6,273	5,366	17%
Total	€83,609	€51,740	62%

Our research and development expenses totaled €83.6 million and €51.7 million for the years ended December 31, 2018 and 2017 respectively, primarily as a result of higher external research and development expenses and personnel expenses. The increase of €10.0 million in personnel expense for the year ended December 31, 2018 corresponded principally to (i) an increase of €7.1 million for share‑based compensation expenses related to the grant of stock options to our research and development employees and (ii) increased costs associated with additional research and development personnel. We employed 75 employees in our research and development functions on December 31, 2018, compared to 58 employees on December 31, 2017.

Our external research and development expenses for the year ended December 31, 2018 totaled €48.9 million, compared to €27.9 million for the year ended December 31, 2017, reflecting higher clinical trial costs and manufacturing expenses related to the development of our product candidate portfolio. The table below provides additional detail on our external research and development expenses by program:

	Year ended
	December 31,
	2018	2017	% Change
	(In thousands)
efgartigimod	€30,944	€12,382	150%
cusatuzumab	9,289	3,144	195%
Other programs	8,626	12,367	(30)%
Total	€48,859	€27,893	75%

External research and development expenses for our lead product candidate efgartigimod totaled €30.9 million for the year ended December 31, 2018, compared to €12.4 million for the year ended December 31, 2017. This increase of €18.5 million of external research and development expenses in 2018 corresponded primarily to increased manufacturing and clinical development activities in relation to the preparation for and initiation of two Phase 3 clinical trials in MG.

External research and development expenses for cusatuzumab totaled €9.3 million for the year ended on December 31, 2018 compared to €3.1 million for the year ended December 31, 2017. This increase of €6.1 million in 2018 resulted principally from increased manufacturing and clinical development activities in relation to the advancement of the Phase 1/2 clinical trial in patients with AML or high-risk MDS.

External research and development expenses on other programs decreased by €3.7 million to €8.6 million for the year ended December 31, 2018, compared to €12.4 million for the year ended December 31, 2017. This decrease was primarily due to the decreased external research and development expenses following the completion of the preclinical work under our collaboration agreements with LEO Pharma and AbbVie.

Selling, General and Administrative Expenses

	Year ended
	December 31,
	2018	2017	% Change
	(In thousands)
Personnel expense	€18,292	€6,745	171%
Consulting fees	5,472	3,289	66%
Supervisory board	1,088	621	75%
Office costs	2,619	1,793	46%
Total	€27,471	€12,448	121%

Our selling, general and administrative expenses totaled €27.5 million and €12.4 million for the years ended December 31, 2018 and 2017, respectively. The increase of €15.1 million in our selling, general and administrative expenses for the year ended December 31, 2018 was principally due to:

•

an increase of €11.5 million of personnel expenses resulting from (i) €8.0 million of increased costs of the share-based payment compensation plans related to the grant of stock options to our general and administrative employees, (ii) increased costs associated with additional employees recruited to strengthen our selling, general and administrative activities and from increases in our executive management’s compensation.

•	an increase of €2.2 million in consulting fees primarily related to costs for the preparation of a possible future commercialization of our lead product candidate efgartigimod.

•

an increase of €0.5 million of our supervisory board expenses primarily due to increased costs for the share-based payment compensation plans related to the grant of stock options to the members of the board of directors.

On December 31, 2018, we employed 30 employees in our selling, general and administrative functions, compared to 15 employees on December 31, 2017.

Financial Income (Expense)

For the year ended December 31, 2018, financial income amounted to €3.7 million compared to €1.3 million for the year ended December 31, 2017. The increase of €2.4 million in 2018 related primarily to an increase in the interest received on our cash, cash equivalents and current financial assets.

Exchange Gains (Losses)

Exchange gains totaled €12.3 million for the year ended December 31, 2018. The increase was mainly attributable to unrealized exchange rate gains on our cash and current financial assets position in U.S. dollars due to the favorable fluctuation of the EUR/USD exchange rate in 2018.

Comparison of Years Ended December 31, 2017 and 2016

	Year ended
	December 31,
	2017	2016	% Change
	(In thousands)
Revenue	€36,415	€14,713	148%
Other operating income	4,841	2,439	98%
Total operating income	41,256	17,152	141%
Research and development expenses	(51,740)	(31,557)	64%
Selling, general and administrative expenses	(12,448)	(7,011)	78%
Operating loss	(22,932)	(21,416)	7%
Financial income	1,250	73	1,612%
Exchange gains (losses)	(5,797)	(31)	18,600%
Loss before taxes	€(27,479)	€(21,374)	29%
Income tax income/(expense)	(597)	—%
Loss for the period and total comprehensive loss	€(28,076)	€(21,374)	31%
Weighted average number of shares outstanding	24,609,536	18,820,612
Basic and diluted loss per share (in €)	(1.14)	(1.14)

Revenue

	Year ended
	December 31,
	2017	2016	% Change
	(In thousands)
Upfront payments	€20,137	€9,103	121%
Milestone payments	9,677	500	1,835%
Research and development service fees	6,601	5,110	29%
Total	€36,415	€14,713	148%

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

	Year ended
	December 31,
	2017	2016	% Change
	(In thousands)
efgartigimod	€12,382	€8,988	38%
cusatuzumab	3,144	2,914	8%
Other programs	12,367	5,660	118%
Total	€27,893	€17,562	59%

External research and development expenses for our lead product candidate efgartigimod totaled €12.4 million for the year ended December 31, 2017, compared to €9.0 million for the year ended December 31, 2016. The increase of €3.4 million of external research and development expenses for the year ended December 31, 2017 for efgartigimod corresponded to increased manufacturing and clinical development activities in relation to (i) the advancement of the Phase 2 clinical trials for MG and ITP, (ii) the preparation for and initiation of the Phase 2 clinical trial for PV, and (iii) the Phase 1 clinical trial in healthy volunteers for a subcutaneous formulation.

External research and development expenses for cusatuzumab totaled €3.1 million for the year ended on December 31, 2017, compared to €2.9 million for the year ended December 31, 2016. This increase of €0.2 million related principally to the progression of the Phase 1/2 clinical trial in patients with AML or high-risk MDS.

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

B.       LIQUIDITY AND CAPITAL RESOURCES

Sources of Funds

Since our inception in 2008, we have invested most of our resources to developing our product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing general and administrative support for these operations. We do not currently have any approved products and have never generated any revenue from product sales. To date, we have funded our operations through public and private placements of equity securities, upfront, milestone and expense reimbursement payments received from our collaborators, funding from governmental bodies and interest income from the investment of our cash, cash equivalents and financial assets. Through December 31, 2018, we have raised gross proceeds of €735.9 million from private and public offerings of equity securities, received €88.2 million in revenue from our collaborators, and €18.7 million in grants and incentives from governmental bodies.

Our cash flows may fluctuate and are difficult to forecast and will depend on many factors. On December 31, 2018, we had cash, cash equivalents and current financial assets of €564.6 million, compared to €359.8 million on December 31, 2017.

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

For more information as to our financial instruments, please see “Note 6—Financial instruments and financial risk management—Overview of financial instruments” in our consolidated financial statements which are appended to our annual report for the period ended December 31, 2018 and which are incorporated herein by reference.

Cash Flows

Comparison for the Years Ended December 31, 2018 and 2017

The table below summarizes our cash flows for the years ended December 31, 2018 and 2017.

	Year ended
	December 31,
	2018	2017	Variance
	(In thousands)
Cash and cash equivalents at beginning of the period	€190,867	€89,897	€100,970
Net cash flows (used in) / from operating activities	(53,839)	(36,546)	(17,293)
Net cash flows (used in) / from investing activities	(107,542)	(162,052)	54,510
Net cash flows (used in) / from financing activities	244,671	305,365	(60,694)
Effect of exchange rate differences on cash and cash equivalents	6,883	(5,797)	12,680
Cash and cash equivalents at end of the period	€281,040	€190,867	€90,173

Net Cash Used in Operating Activities

Net cash outflow from our operating activities increased by €17.3 million to a net outflow of €53.8 million for the year ended December 31, 2018, compared to a net outflow of €36.5 million for the year ended December 31, 2017. The increased cash used in operating activities for the years ended December 31, 2018 and December 31, 2017 resulted primarily from increased research and development expenses in relation to the manufacturing and clinical development activities of efgartigimod and cusatuzumab and the advancement of other preclinical and discovery-stage product candidates.

Net Cash Used in Investing Activities

Investing activities consist primarily of the acquisition of current financial assets, purchase of laboratory equipment and interest received from the placements of our cash and cash equivalents and current financial assets. Cash flow used in investing activities represented a net outflow of €107.5 million for the year ended December 31, 2018, compared to a net outflow of €162.1 million for the year ended December 31, 2017. The net outflow for the year ended December 31, 2018 related to (i) the investment of €114.6 million in current financial assets, including money market funds and U.S. dollar term deposit accounts, (ii) the purchase of €0.7 million of office, information technology and laboratory equipment, and less (iii) €3.7 million interest received from the placements of our cash, cash equivalents and current financial assets. The net outflow for the year ended December 31, 2017 related to (i) the acquisition of €162.1 million of current financial assets, including money market funds and a U.S. dollar term deposit account, (ii) the purchase of €0.3 million of office, information technology and laboratory equipment, and less (iii) €0.4 million interest received from the placements of our cash, cash equivalents and current financial assets.

Net Cash Provided by Financing Activities

Financing activities consist of net proceeds from our private placements and public offerings of our securities and exercise of stock options. The net cash inflow from financing activities was €244.7 million for the year ended December 31, 2018, compared to a net cash inflow of €305.4 million for the year ended December 31, 2017. The net cash inflow for the year ended December 31, 2018 was attributed to (i) €241.1 million net cash proceeds of our follow-on U.S. public offering of ADSs on the Nasdaq Global Select Market in September 2018 (based on the exchange rate in effect of the date the proceeds were received) and (ii) €2.3 million proceeds received from the exercise of stock options in 2018. The net cash inflow for the year ended December 31, 2017 was attributed to (i) €93.2 million net cash proceeds from our initial U.S. public offering of ADSs on the Nasdaq Global Select Market in May 2017 (based on the exchange rate in effect of the date the proceeds were received), (ii) €211.5 million net cash proceeds of our follow on offering of ADSs on the Nasdaq Global Select Market in December 2017 (based on the exchange rate in effect of the date the proceeds were received) and (iii) €0.7 million proceeds received from the exercise of stock options in 2017.

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

Net Cash Used in Operating Activities

Net cash outflow from our operating activities increased by €48.1 million to a net outflow of €36.5 million for the year ended December 31, 2017, compared to a net inflow of €10.6 million for the year ended December 31, 2016. The increased cash used in operating activities for  the year ended December 31, 2017 resulted primarily from increased research and development expenses in relation to the manufacturing and clinical development activities of efgartigimod and cusatuzumab and the advancement of other preclinical and discovery-stage product candidates (including external research and development expenses incurred under the LEO Pharma and AbbVie collaborations). The net cash inflow for the year ended December 31, 2016 is related to the upfront payment of $40 million (€35.1 million based on the exchange rate in effect as of the date the payment was received) received from AbbVie in April 2016.

Net Cash Used in Investing Activities

Investing activities consist primarily of the acquisition of current financial assets, purchase of laboratory equipment and interest received from the placements of our cash and cash equivalents and current financial assets. Cash flow used in investing activities represented a net outflow of €162.1 million for the year ended December 31, 2017, compared to a net outflow of €0.8 million for the year ended December 31, 2016. The net outflow for the year ended December 31, 2017 related to (i) the acquisition of €162.1 million of current financial assets, including money market funds and a U.S. dollar term deposit account, (ii) the purchase of € 0.3 million of office, information technology and laboratory equipment, and less (iii) € 0.4 million interest received from the placements of our cash, cash equivalents and current financial assets. The net outflow for the year ended December 31, 2016 related to €0.7 million to purchase office and laboratory equipment and €0.1 million to purchase information technology equipment.

Net Cash Provided by Financing Activities

Financing activities consist of net proceeds from our private placements and public offerings of our securities and exercise of stock options. The net cash inflow from financing activities was €305.4 million for the year ended December 31, 2017, compared to a net cash inflow of €44.6 million for the year ended December 31, 2016. The net cash inflow for the year ended December 31, 2017 was attributed to (i) €93.2 million net cash proceeds from our initial U.S. public offering of ADSs on the Nasdaq Global Select Market in May 2017 (based on the exchange rate in effect of the date the proceeds were received), (ii) €211.5 million net cash proceeds of our follow-on U.S. public offering of ADSs on the Nasdaq Global Select Market in December 2017 (based on the exchange rate in effect of the date the proceeds were received) and (iii) €0.7 million proceeds received from the exercise of stock options. The net cash inflow for the year ended December 31, 2016 was attributed to two private placements of our ordinary shares issued to institutional investors in January and June 2016 for total gross proceeds of €46.0 million.

Operating and Capital Expenditure Requirements

We have never achieved profitability and, as of December 31, 2018, we had accumulated losses of €169.6 million. We expect to continue to incur significant operating losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval and commercialization of our product candidates.

On the basis of current assumptions, we expect that our existing cash and cash equivalents and current financial assets will enable us to fund our operating expenses and capital expenditure requirements through at least the next 12 months. Because of the numerous risks and uncertainties associated with the development of efgartigimod, cusatuzumab and our other product candidates and discovery stage programs and because the extent to which we may enter into collaborations with third parties for the development of these product candidates is unknown, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our future capital requirements for efgartigimod, cusatuzumab and our other product candidates and discovery stage programs will depend on many factors, including:

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

D.       TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see the sections of this annual report titled “Item 4.B.—Business Overview,” “Item 5.A.—Operating Results”, and “Item 5.B.—Liquidity and Capital Resources.”

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

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below summarizes our contractual obligations at December 31, 2018.

	Payments due by period
		Less than			More than
	Total	1 year	1–3 years	3–5 years	5 years
	(In thousands)
Operating lease commitments	€3,004	€1,028	€1,766	€210	€—
Purchase obligation	€46,626	€13,610	€23,179	€6,148	€3,689

We signed a lease agreement effective April 2016 for laboratory and office space in Zwijnaarde, Belgium. This lease agreement is for a period of nine years starting from April 1, 2016, with the possibility to terminate the lease by giving a notice of at least 12 months in advance at the occasion of the third and sixth anniversary of the agreement. Our operating lease commitments include a lease plan for company cars with maturity dates up to four years.

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

Our manufacturing commitments with our drug substance manufacturing contractor Lonza relate to the ongoing execution of the BLA services for efgartigimod and the ongoing manufacturing activities related to the start-up of Lonza Singapore as a potential future commercial manufacturing site. In December 2018, we signed our first commercial supply agreement with Lonza related to the reservation of commercial drug substance supply capacity for efgartigimod. The total commitment under this commercial supply agreement amounts to a minimum commitment of £25.3 million over a period of five years starting from 2020. In the aggregate, we have outstanding commitments for efgartigimod of approximately €42.2 million. In addition to the obligations for efgartigimod, we also have contractual obligations for cusatuzumab of approximately €4.5 million starting from 2019.

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

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

Our Board of Directors

We have a one‑tier board structure consisting of an executive director who is responsible for our day‑to‑day management and non‑executive directors who are responsible for the supervision of the executive directors. Our executive directors and our non‑executive directors are collectively responsible for our general affairs. We may be represented by our board of directors or by two executive directors acting jointly. Our board of directors is currently comprised of one executive director and six non‑executive directors, who we refer to individually as a director. Less than a majority of the directors of our board of directors are citizens or residents of the United States.

The following table sets forth certain information with respect to the current members of our board of directors, including their ages as of December 31, 2018:

Name	Age	Position	Nationality	Date of appointment	Term expiration
Tim Van Hauwermeiren	46	Executive Director (Chief Executive Officer)	BE	May 8, 2018	2022
Peter K.M. Verhaeghe	60	Non‑Executive Director (chairperson)	BE	May 8, 2018	2022
David L. Lacey	66	Non‑Executive Director	US	May 8, 2018	2022
Werner Lanthaler	50	Non‑Executive Director (vice chairperson)	AT	May 8, 2018	2022
J. Donald deBethizy	68	Non‑Executive Director	US	May 13, 2015	2019
Pamela Klein	57	Non‑Executive Director	US	April 28, 2016	2020
A.A. Rosenberg	65	Non‑Executive Director	UK	April 26, 2017	2021
James M. Daly	57	Non-Executive Director	US	May 8, 2018	2022

The address for our directors is our registered office, Willemstraat 5, 4811 AH, Breda, the Netherlands.

Donald deBethizy is expected to be nominated for re-appointment at the General Meeting to be held in 2019.

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

Msc. A.A. Rosenberg has served as a member of our board of directors since April 2017. He currently serves as CEO of TR Advisory Services GmbH, a consultancy firm advising on business development, licensing and mergers and acquisitions. Mr. Rosenberg has also been a Managing Director of MPM Capital, a venture capital firm, since April 2015. From January 2013 until February 2015, he served as Corporate Head of M&A and Licensing at Novartis Pharma. He served as Global Head of Business Development and Licensing at Novartis Pharma from March 2005 to December 2012. Msc. A.A. Rosenberg holds non‑executive board memberships in Radius Health Inc., TriNetX, Inc., iOmx Therapeutics AG, Cullinan Oncology Inc. and Oculis SA. Msc. A.A. Rosenberg has a B.Sc. (Hons) from the University of Leicester and a M.Sc. Physiology from the University of London.

James M. Daly has served as a member of our board of directors since May 2018. He holds a Bachelor in Science and a Master in Business Administration from the State of New York University. He joined GlaxoSmithKline in 1985 where he held various positions, including Sr. Vice President – Respiratory Division with full responsibility for sales, marketing and medical affairs. He moved to Amgen in 2002 where he was Sr. Vice President for the North America Commercial Operations 2011. In 2012 he joined Incyte, a publicly traded company focused on oncology and inflammation, where he was chief commercial officer until June 2015. James Michael Daly currently serves as a director of Chimerix Inc, Acadia Pharmaceuticals, Coherus Biosciences, Halozyme Therapeutics and Bellicum Pharmaceuticals, all Nasdaq-listed companies.

Our Executive Management

The following table sets forth certain information with respect to the current members of our executive management, including their ages as of December 31, 2018:

Name	Age	Position	Nationality	Date of appointment
Tim Van Hauwermeiren	46	Chief Executive Officer and Executive Director	BE	July 15, 2008
Eric Castaldi	54	Chief Financial Officer	F	April 1, 2014
Keith Woods	51	Chief Operating Officer	US	April 5, 2018
Nicolas Leupin	45	Chief Medical Officer	CH	February 1, 2016
Hans de Haard	59	Chief Scientific Officer	NL	July 1, 2008
Torsten Dreier	54	Chief Development Officer	G	May 1, 2008
Debbie Allen	59	Senior VP Business Development	UK	November 1, 2010
Dirk Beeusaert	54	General Counsel	BE	April 1, 2017

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

Keith Woods has over 25 years of experience in the biopharmaceutical industry. He most recently served as Senior Vice President of North American Operations for Alexion Pharmaceuticals Inc. (Alexion), where he managed a team of several hundred people in the U.S. and Canada and was responsible for more than $1 billion in annual sales. Within Alexion, he previously served as Vice President and Managing Director of Alexion UK, overseeing all aspects of Alexion’s U.K. business; Vice President of U.S. Operations; and Executive Director of Sales, leading the launch of Soliris in atypical hemolytic uremic syndrome. Prior to joining Alexion, he held various positions of increasing responsibility within Roche, Amgen and Eisai over a span of 20 years. Keith Woods holds a B.S. in Marketing from Florida State University.

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

Fixed base salary. The base salary of our executive management was determined on the basis of a benchmarking analysis completed by an independent consulting firm. In accordance with this benchmarking analysis, our board of directors has resolved to aim for a compensation of our executive management in the 75th percentile of the compensation offered by the European peer group for executive management living in Europe and 50th percentile offered by the U.S. peer group for executive management living in the United States, each time as identified by the independent consulting firm used in this analysis. The base salary of the executive directors will be determined at a range around the median salary levels payable within a blend of both European and U.S. peer groups.

Variable annual cash bonus. The objective of this short-term annual cash incentive is to ensure that our executive management is incentivized to achieve performance targets in the shorter term. Our executive management is eligible for an annual cash incentive up to a maximum percentage of his/her annual base salary. The maximum percentage for this purpose was set at 50% of base salary of the chief executive officer, and at 35% of base salary for other members of the executive management. Performance conditions are established by our board of directors before or at the beginning of the relevant calendar year and shall include criteria concerning our financial performance, qualitative criteria representing our performance and/or individual qualitative performance.

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

The following table sets forth information regarding compensation paid by us for Tim Van Hauwermeiren during the year ended December 31, 2018:

Tim Van Hauwermeiren

Compensation
(€)
Base salary	500,000
Option awards(1)	3,559,200
Employer social security contribution stock options	—
Non‑equity incentive plan compensation(2)	284,600
Pension contributions	15,102
Social security costs	10,011
Other(3)	33,855
Total	4,402,768

(1)

Amount shown represents the expenses recorded with respect to the option awards granted in 2018 to Mr. Van Hauwermeiren measured using the Black Scholes formula. For a description of the assumptions used in valuing these awards, see note 4.9 to our financial statements included elsewhere in this annual report. These amounts do not reflect the actual economic value realized by Mr. Van Hauwermeiren.

(2)

We have an established practice to increase the variable pay with a certain percentage (for 2018: 13.84%) for those beneficiaries that opt to receive their bonus through over the counter (OTC) options rather than through a payment in cash. As a result, whereas the basis for calculating the cash bonus is a maximum of 50% of base salary, in practice this may be paid in OTC options, representing a higher percentage of the annual base salary (in 2018: 56.92%).

(3)	Consists of €21,292 rent paid by the company, €12,149 attributable to the lease of a company car and €414 in employer-paid medical insurance premiums.

The following table sets forth information regarding aggregate compensation paid by us for the members of our executive management (excluding Tim Van Hauwermeiren) during the year ended December 31, 2018:

Compensation
(€)
Base salary	2,005,379
Option awards(1)	9,803,878
Employer social security contribution stock options(2)	2,792,503
Non‑equity incentive plan compensation	793,347
Pension contributions	137,485
Social security costs	518,482
Other(3)	90,192
TOTAL	16,141,266

(1)

Amount shown represents the expenses recorded with respect to the option awards granted in 2018 to Mr. Eric Castaldi, Mr. Woods, Mr. Nicolas Leupin, Prof. Hans de Haard, Dr. Torsten Dreier and Dr. Debbie Allen measured using the Black Scholes formula. For a description of the assumptions used in valuing these awards, see note 4.9 to our financial statements included elsewhere in this annual report. These amounts do not reflect the actual economic value realized by these members of our executive management.

(2)

The Company incurs employer social security costs with respect to the option awards granted to the members of our executive management. The amount of employer social security costs depends on the actual economic value realized and therefore varies based on the price of our ordinary shares. At each reporting date, the Company makes a calculation of the exposure.

(3)	Consists of €48,644 attributable to the leases of company cars, €25,342 in car, housing and other allowances and €16,206 in employer-paid medical insurance premiums.

The following table sets forth information regarding option awards granted to our executive management during the year ended December 31, 2018:

Name	Stock options	Expiration date	Exercise price
Tim Van Hauwermeiren (1)	80,000	12/21/2028	€86.32
Eric Castaldi (1)	50,000	12/21/2028	€86.32
Hans de Haard (1)	50,000	12/21/2028	€86.32
Keith Woods	50,000	12/21/2028	€86.32
Debbie Allen	28,200	12/21/2028	€86.32
Dirk Beeusaert	28,200	6/28/2023	€80.82
Dirk Beeusaert (1)	21,800	12/21/2028	€86.32

(1)	On December 21, 2018, the company granted options for which the beneficiary had a 60-day period to choose between a contractual term of five or ten years.

The table below shows the stock options held at the start of the year ended December 31, 2018 and the stock options granted to our executive management which have vested during the year ended December 31, 2018, as well as the stock options to vest in the years ending December 31, 2019, December 31, 2020 and December 31, 2021 (in number of stock options), and the respective exercise price of such stock options:

	Total			Total					Options		Options		Options
	options	Options	Options	options	Options		Options		to		to		to
	held on	granted	exercised	held on	vested		vested		vest		vest		vest
	January 1,	in	in	December 31,	until	Exercise	in	Exercise	in	Exercise	in	Exercise	in	Exercise
Name	2018	2018	2018	2018	2017	price	2018	price	2019	price	2020	price	2021	price
Tim Van Hauwermeiren	296,200	80,000	(40,000)	336,200	65,000	€7.17
					20,400	€9.47	10,200	€9.47
					26,389	€11.47	16,667	€11.47	6,944	€11.47
					10,200	€14.13	10,200	€14.13	10,200	€14.13
							26,667	€21.17	26,666	€21.17	26,667	€21.17
									26,667	€86.32	26,666	€86.32	26,667	€86.32

Eric Castaldi	273,807	50,000	(74,039)	249,768	41,007	€2.44
					30,961	€7.17
					18,800	€9.47	9,400	€9.47
					14,883	€11.47	9,400	€11.47	3,917	€11.47
					9,400	€14.13	9,400	€14.13	9,400	€14.13
							14,400	€21.17	14,400	€21.17	14,400	€21.17
									16,667	€86.32	16,666	€86.32	16,667	€86.32

Nicolas Leupin	127,800	—	—	127,800	18,800	€9.47	9,400	€9.47
					14,883	€11.47	9,400	€11.47	3,917	€11.47
					9,400	€14.13	9,400	€14.13	9,400	€14.13
							14,400	€21.17	14,400	€21.17	14,400	€21.17

Hans De Haard	395,975	50,000	—	445,975	144,822	€2.44
					109,000	€7.17
					18,800	€9.47	9,400	€9.47
					14,883	€11.47	9,400	€11.47	3,917	€11.47
					9,400	€14.13	9,400	€14.13	9,400	€14.13
							7,177	€18.41	4,784	€18.41	2,392	€18.41
							14,400	€21.17	14,400	€21.17	14,400	€21.17
									16,667	€86.32	16,666	€86.32	16,667	€86.32

Torsten Dreier	379,948	—	—	379,948	137,580	€2.44
					105,000	€7.17
					18,800	€9.47	9,400	€9.47
					14,883	€11.47	9,400	€11.47	3,917	€11.47
					9,400	€14.13	9,400	€14.13	9,400	€14.13
							4,784	€18.41	3,189	€18.41	1,595	€18.41
							14,400	€21.17	14,400	€21.17	14,400	€21.17

Debbie Allen	221,111	28,200	—	249,311	39,195	€2.44
					10,616	€3.95
					43,500	€7.17
					18,800	€9.47	9,400	€9.47
					14,883	€11.47	9,400	€11.47	3,917	€11.47
					9,400	€14.13	9,400	€14.13	9,400	€14.13
							14,400	€21.17	14,400	€21.17	14,400	€21.17
									9,400	€86.32	9,400	€86.32	9,400	€86.32

Dirk Beeusaert	54,682	50,000	—	104,682	—	€18.41	19,841	€18.41	13,227	€18.41	6,614	€18.41
					—	€21.17	5,000	€21.17	5,000	€21.17	5,000	€21.17
									14,100	€80.82	9,400	€80.82	4,700	€80.82
									7,267	€86.32	7,266	€86.32	7,267	€86.32

Keith Woods	75,000	50,000	—	125,000	—	€21.17	25,000	€21.17	25,000	€21.17	25,000	€21.17
									16,667	€86.32	16,666	€86.32	16,667	€86.32

The table below shows the remaining term of the stock options held by our executive management during the year ended December 31, 2018.

Remaining term on
	Number of	December 31, 2018
Name	stock options	(rounded up)
Tim Van Hauwermeiren	65,000	6.0 years
	30,600	7.0 years
	50,000	7.5 years
	30,600	8.0 years
	80,000	9.0 years
	80,000	5.0 / 10.0 years	(1)
Eric Castaldi	20,970	5.5 years
	50,998	6.0 years
	28,200	7.0 years
	28,200	7.5 years
	28,200	8.0 years
	43,200	9.0 years
	50,000	5.0 / 10.0 years	(1)
Nicolas Leupin	28,200	7.0 years
	28,200	7.5 years
	28,200	8.0 years
	43,200	9.0 years
Hans De Haard	69,360	4.5 years
	39,636	5.0 years
	144,826	6.0 years
	28,200	7.0 years
	28,200	7.5 years
	28,200	8.0 years
	14,353	8.5 years
	43,200	9.0 years
	50,000	5.0 / 10.0 years	(1)
Torsten Dreier	65,890	4.5 years
	37,654	5.0 years
	139,036	6.0 years
	28,200	7.0 years
	28,200	7.5 years
	28,200	8.0 years
	9,568	8.5 years
	43,200	9.0 years
Debbie Allen	7,180	1.5 years
	810	2.0 years
	18,770	4.5 years
	10,727	5.0 years
	55,824	6.0 years
	28,200	7.0 years
	28,200	7.5 years
	28,200	8.0 years
	43,200	9.0 years
	28,200	10.0 years
Dirk Beeusaert	39,682	8.5 years
	15,000	9.0 years
	28,200	4.5 years
	21,800	5.0 / 10.0 years	(1)
Keith Woods	75,000	9.0 years

The table below shows the stock options exercised by our executive management during the year ended December 31, 2018 and the exercise price of those stock options. Per exercised option, one share was issued.

	Number of	Exercise
Name	stock options	price
Tim Van Hauwermeiren	40,000	€7.17
Eric Castaldi	40,000	€2.44
Eric Castaldi	34,039	€7.17
Total	114,039

Compensation of Our Non‑Executive Directors

The remuneration of the individual members of the board of directors is determined by the non‑executive directors, at the recommendation of the remuneration and nomination committee, within the limits of the Remuneration Policy adopted by the shareholders at the General Meeting. The description below reflects the status of our Remuneration Policy as updated by our board of directors on September 12, 2017 and giving effect to the update to the Remuneration Policy approved by our shareholders at the extraordinary shareholders’ meeting held on November 7, 2017. The board of directors expects to propose minor changes to the Remuneration Policy at the General Meeting to be held in 2019.

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

Fixed fee. The board of directors has set the annual base remuneration for non‑executive directors at €35,000, additional remuneration for the chairperson of the board of directors at €30,000, additional remuneration for the chairperson of the audit committee and the research and development committee of the board of directors at €15,000 and additional remuneration for the chairperson of the remuneration and nomination committee of the board of directors at €10,000. Board committee members, other than the chairman of the relevant committee, receive an annual retainer of €5,000 for the remuneration and nomination committee and a €7,500 retainer for the members of the audit committee and the research and development committee.

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

The following table sets forth the information regarding the compensation earned by our non‑executive directors during the year ended December 31, 2018:

	Fees earned
	or paid in	Option
	cash	awards
Name	(€)	(€)(1)	Total
Peter K.M. Verhaeghe	77,500	444,900	€522,400
David L. Lacey	50,000	444,900	494,900
Werner Lanthaler	55,000	444,900	499,900
Pamela Klein	42,500	444,900	487,400
J. Donald deBethizy	52,500	444,900	497,400
A.A. Rosenberg	42,500	444,900	487,400
James M. Daly	35,000	926,750	961,750

(1)

Amount shown represents the expenses recorded with respect to the option awards granted in 2018 to the non‑executive directors measured using the Black Scholes formula. For a description of the assumptions used in valuing these awards, see note 4.9 to our financial statements included elsewhere in this annual report. These amounts do not reflect the actual economic value realized by the non‑executive director.

The table below shows the stock options held at the start of the year ended December 31, 2018 and the stock options granted to the non‑executive directors which have vested during the year ended December 31, 2018, as well as the stock options to vest in the years ending December 31, 2019, December 31, 2020 and December 31, 2021 (in number of stock options), and the respective exercise price of such stock options:

	Total			Total					Options		Options		Options
	options	Options	Options	options	Options		Options		to		to		to
	held on	granted	exercised	held on	vested		vested		vest		vest		vest
	January 1,	in	in	December 31,	until	Exercise	in	Exercise	in	Exercise	in	Exercise	in	Exercise
Name	2018	2018	2018	2018	2017	price	2018	price	2019	price	2020	price	2021	price
Peter Verhaeghe	34,585	10,000		44,585	11,626	€2.44
					7,959	€3.95
					5,000	€7.17
					5,000	€11.38	3,333	€11.38	1,667	€11.38
									3,333	€86.32	3,334	€86.32	3,333	€86.32

David L. Lacey	44,443	10,000		54,443	6,643	€2.44
					12,800	€7.17
					5,000	€11.38	3,333	€11.38	1,667	€11.38
							5,000	€21.17	5,000	€21.17	5,000	€21.17
									3,333	€86.32	3,334	€86.32	3,333	€86.32

Werner Lanthaler	29,416	10,000	(24,972)	14,444	—	€2.44
					—	€7.17
					—	€11.38	2,777	€11.38	1,667	€11.38
									3,333	€86.32	3,334	€86.32	3,333	€86.32

J. Donald deBethizy	25,000	10,000		35,000	12,500	€11.44	2,500	€11.44
					5,000	€11.38	3,333	€11.38	1,667	€11.38
									3,333	€86.32	3,334	€86.32	3,333	€86.32

Pamela Klein	25,000	10,000		35,000	12,500	€11.44	2,500	€11.44
					5,000	€11.38	3,333	€11.38	1,667	€11.38
									3,333	€86.32	3,334	€86.32	3,333	€86.32

A.A. Rosenberg	15,000	10,000		25,000	5,000	€14.13	5,000	€14.13	5,000	€14.13
									3,333	€86.32	3,334	€86.32	3,333	€86.32

James M. Daly	—	25,000		25,000					7,500	€80.82	5,000	€80.82	2,500	€80.82
									3,333	€86.32	3,334	€86.32	3,333	€86.32

The table below shows the remaining term of the stock options held by the non‑executive directors during the year ended December 31, 2018.

Remaining term on
	Number of	December 31, 2018
Name	stock options	(rounded up)
Peter K.M. Verhaeghe	3,650	1.5 years
	2,340	2.0 years
	5,560	4.5 years
	3,181	5.0 years
	9,854	6.0 years
	10,000	7.5 years
	10,000	10.0 years
David L. Lacey	3,180	4.5 years
	1,818	5.0 years
	14,445	6.0 years
	10,000	7.5 years
	15,000	9.0 years
	10,000	10.0 years
Werner Lanthaler	4,444	7.5 years
	10,000	10.0 years
J. Donald deBethizy	15,000	6.5 years
	10,000	7.5 years
	10,000	10.0 years
Pamela Klein	15,000	6.5 years
	10,000	7.5 years
	10,000	10.0 years
A.A. Rosenberg	15,000	8.0 years
	10,000	10.0 years
James M. Daly	15,000	9.5 years
	10,000	10.0 years

The table below shows the stock options exercised by our executive management during the year ended December 31, 2018 and the exercise price of those stock options. Per exercised option, one share was issued.

	Number of	Exercise
Name	stock options	price
Werner Lanthaler	14,416	€2.44
Werner Lanthaler	5,000	€7.17
Werner Lanthaler	5,556	€11.38
Total	24,972

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

The board of directors may seek shareholder approval at the 2019 General Meeting for certain amendments to the Option Plan, details of which will be disclosed in the convocation materials for the 2019 General meeting. These relate primarily to amendments in applicable laws and regulations since the date the option plan was last amended, including the Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (market abuse regulation) as well as changes in tax laws and regulations in Belgium

As of March 22, 2019, there were 3,273,583 options outstanding which represent approximately 8.6% of the total number of all our issued and outstanding voting financial instruments.

The table below sets forth the details of all options granted under the argenx Employee Stock Option Plan in force as of December 31, 2018, including the offer date, exercise price, expiry date, number of options exercised, number of options voided and number of options outstanding. Aside from the stock options set forth in the below table, there are currently no other stock options, options to purchase securities, convertible securities or other rights to subscribe for or purchase outstanding securities.

				Options		Number of
			Number of	Number of	Number of	options
	Offer	Exercise	options	options	options	still	Exercisable	Expiry
Plan	date	price (€)	granted	exercised	voided	outstanding	from	date
SOP A	11/05/2010	3,95	103.370	89.490	—	13.880	11/05/2013	11/05/2020
SOP A	30/11/2010	3,95	62.460	58.140	—	4.320	30/11/2013	30/11/2020
SOP A	1/02/2011	3,95	3.800	3.800	—	—	1/02/2014	1/02/2021
SOP B	23/05/2013	2,44	305.740	119.390	—	186.350	23/05/2016	23/05/2023
SOP B	4/12/2013	2,44	174.747	66.697	—	108.050	4/12/2016	4/12/2023
SOP B	30/06/2014	2,44	109.820	82.850	—	26.970	30/06/2017	30/06/2024
Reshuffling A	30/09/2014	3,95	55.746	48.851	—	6.895	30/09/2017	30/09/2024
Reshuffling B1	30/09/2014	2,44	174.362	62.265	—	112.097	30/09/2017	30/09/2024
Reshuffling B2	30/09/2014	2,44	19.719	14.083	—	5.636	30/09/2017	30/09/2024
SOP 2014.12.18	18/12/2014	7,17	585.250	130.439	47.750	407.061	18/12/2017	18/12/2024
SOP 2015.06.18	18/06/2015	11,44	56.500	—	17.500	39.000	18/06/2018	18/06/2025
SOP 2015.09.03	3/09/2015	10,34	3.000	—	—	3.000	3/09/2018	3/09/2025
SOP 2015.12.15	15/12/2015	9,47	243.400	9.027	8.050	226.323	15/12/2018	15/12/2025
SOP 2016.05.25	25/05/2016	11,47	288.950	23.687	7.647	257.616	25/05/2019	25/05/2026
SOP 2016.06.18	18/06/2016	11,38	60.000	9.585	—	50.415	18/06/2019	18/06/2026
SOP 2016.12.13	13/12/2016	14,13	363.226	34.826	13.298	315.102	13/12/2019	13/12/2026
SOP 2017.06.26	26/06/2017	18,41	120.536	6.250	267	114.019	26/06/2020	26/06/2027
SOP 2017.12.14	14/12/2017	21,17	653.825	1.650	23.883	628.292	14/12/2020	14/12/2027
SOP 2018.06.28	28/06/2018	80,82	97.100	—	2.500	94.600	28/06/2021	28/06/2023
SOP 2018.06.28	28/06/2018	80,82	81.800	—	6.350	75.450	28/06/2021	28/06/2028
SOP 2018.12.21 (1)	21/12/2018	86,32	861.575	—	—	861.575	21/12/2021	21/12/2028
Total			4.424.926	761.030	127.245	3.536.651

(1)	On December 21, 2018, the company had granted options for which the beneficiary had a 60-day period to choose between a contractual term of five or ten years.

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

The audit committee is governed by a charter that complies with Nasdaq listing rules and the DCGC. Our audit committee is responsible for, among other things:

•	ensuring the integrity of our financial reporting, including review of period information before it is made public;
•	supervising the company’s policies with respect to financing and tax;
•	evaluating our system of internal controls set up by our board of directors, including evaluation and approval of the explanatory notes on internal controls in our annual reports;
•	reviewing the functions of our internal risk management system and the efficacy of these systems, including the review of ICT-applications with a view to cybersecurity;
•	assessing the necessity for setting up an internal audit function; and
•	supervising our relationship with our external auditors during the external audit process, including evaluation of our auditors’ independence.

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

D.       EMPLOYEES

As of December 31, 2018, we had 105 employees. At each date shown below, we had the following number of  employees, broken out by department and geography:

	At December 31,
	2018	2017	2016
Function:
Research and development	75	58	48
Selling, general and administrative	30	15	10
Total	105	73	58
Geography:
Zwijnaarde, Belgium	94	73	58
Boston, USA	11	—	—
Breda, the Netherlands	—	—	—
Total	105	73	58

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

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 22, 2019 for:

•	each person who is known by us to own beneficially more than 3% of our total outstanding ordinary shares;
•	each member of our board of directors and our executive management;
•	all members of our board of directors and our executive management as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 22, 2019. The percentage ownership information shown in the table is based upon 37,991,779 ordinary shares outstanding as of March 22, 2019.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options held by that person that are immediately exercisable or exercisable within 60 days of March 22, 2019. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders.

	Shares beneficially owned
Name of beneficial owner	Number	Percentage
3% or Greater Shareholders:
FMR LLC(1)(2)	3,789,576	9.97%
Federated Equity Management Company of Pennsylvania(1)(3)	2,891,897	7.61%
Johnson & Johnson Innovation - JJDC, Inc(1)(4)	1,766,899	4.65%
T. Rowe Price Group, Inc. (1)(5)	1,680,077	4.42%
RTW Investments(1)(6)	1,436,705	3.78%
Entities affiliated with Baker Bros. Advisors GP LLC(1)(7)	1,190,197	3.13%
Directors and Executive Management:
Tim Van Hauwermeiren(8)	173,567	*
Peter Verhaeghe(9)	34,029	*
David Lacey(10)	35,554	*
Werner Lanthaler(11)	29,860	*
Donald deBethizy(12)	24,444	*
Pamela Klein(13)	24,444	*
A.A. Rosenberg(14)	11,667	*
James M. Daly	—	—
Eric Castaldi(15)	119,297	*
Nicolas Leupin(16)	80,750	*
Hans de Haard(17)	445,253	1.16%
Torsten Dreier(18)	431,087	1.13%
Debbie Allen(19)	190,061	*
Keith Woods(20)	33,333	*
Dirk Beeusaert(21)	30,917	*
All directors and executive management as a group (15 persons)(22)	1,664,263	4.23%

*Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	Based on the number of shares reported in, and at the time of, the most recent transparency notification.
(2)

Consists of 3,789,576 ordinary shares beneficially held. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment

Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address for FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(3)

Consists of (i) 2,478,414 ordinary shares held by Federated Kaufmann Fund, a portfolio of Federated Equity Funds, (ii) 351,010 ordinary shares held by Federated Kaufmann Small Cap Fund, a portfolio of Federated Equity Funds and (iii) 62,473 ordinary shares held by Federated Kaufmann Fund II, a portfolio of Federated Insurance Series (collectively, the “Federated Kaufmann Funds”). The address of the Federated Kaufmann Funds is 101 Park Avenue, Suite 4100, New York, NY 10178.

(4)

Consists of 1,766,899 ordinary shares held by Johnson & Johnson Innovation – JJDC, Inc. (“JJDC”), a wholly-owned subsidiary of Johnson & Johnson (“J&J”). JJDC and J&J have shared voting and dispositive power over the shares, and J&J may be deemed to indirectly beneficially own the securities that are directly beneficially owned by JJDC. The address for JJDC is One Johnson & Johnson Plaza, New Brunswick, NJ 08933.

(5)	Consists of 1,680,077 ADSs held by T. Rowe Price Associates, Inc. The address for T. Rowe Price Associates, Inc is 100 East Pratt Street, Baltimore, MD 21202.
(6)

Based on the most recent transparency notification filed by R.W. Wong, Managing Partner of RTW Investments. Consists of 25,260 ADSs and 1,411,445 ordinary shares held by RTW Master Fund, Ltd. and RTW Innovation Master Fund, Ltd. The address for RTW Investments is 412 West 15th Street, Floor 9, New York, NY 10011.

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

(8)

Consists of 173,567 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 22, 2019. Next to this, 10,000 shares are being held by a Stichting Adminstratiekantoor for which Tim Van Hauwermeiren is a director.

(9)	Consists of 34,029 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 22, 2019.
(10)	Consists of 35,554 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 22, 2019.
(11)	Consists of (i) 25,972 shares and (ii) 3,888 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 22, 2019.
(12)	Consists of 24,444 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 22, 2019.

(13)	Consists of 24,444 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 22, 2019.
(14)	Consists of 11,667 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 22, 2019.
(15)	Consists of 119,297 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 22, 2019.
(16)	Consists of (i) 38,057 shares and (ii) 42,693 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 22, 2019.
(17)	Consists of (i) 85,910 shares and (ii) 359,343 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 22, 2019.
(18)	Consists of (i) 151,800 shares and (ii) 279,287 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 22, 2019.
(19)	Consists of 190,061 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 22, 2019.
(20)	Consists of 33,333 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 22, 2019.
(21)	Consists of 30,917 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 22, 2019.

Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our shares have different voting rights from other holders of shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of March 22, 2019, we had one holder of record of our ADSs in the United States, which is Cede & Co., the nominee of The Depository Trust Company. This shareholder held in the aggregate 56.6% of the 37,991,779 ordinary shares outstanding as of March 22, 2019. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees. As of March 22, 2019, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 71% of our outstanding ordinary shares were held in the United States by approximately 137 institutional holders of record.

To our knowledge, and other than changes in percentage ownership as a result of the shares issued in connection with our initial and follow-on U.S. public offerings, there has been no significant change in the percentage ownership held by the major shareholders listed above, except as set forth below. On January 31, 2018, we received a transparency notification from Forbion Capital Fund II Coöperatief U.A. indicating that as a result of the sale of its entire position, its shareholding has decreased below the 3% notification threshold of argenx’s voting rights. Per its transparency notification dated January 10, 2018, Bank of America reported total shareholdings of over 6% of argenx’s voting rights. On March 14, 2018, we received a transparency notification from Bank of America Corporation indicating that as a result of the sale of nearly all of its position, its shareholding has decreased below the 3% notification threshold of argenx’s voting rights. On September 21, 2018, we received a transparency notification from Shire plc indicating that as a result of the sale of its shares, its shareholding has decreased below the 3% notification threshold of argenx’s voting rights. On January 24, 2019, we received a transparency notification from Perceptive Advisors LLC indicating that as a result of the increased number of argenx’s outstanding shares, its shareholding has decreased below the 3% notification threshold of argenx’s voting rights. On February 15, 2019, we received a transparency notification from LSP IV Management B.V. indicating that as a result of the sale of its shares, its shareholding has decreased below the 3% notification threshold of argenx’s voting rights.

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

Agreements with Our Executive Management

We have entered into a management agreement with Tim Van Hauwermeiren as our Chief Executive Officer and executive director. The key terms of this agreement, reflecting updates approved by the board of directors on September 12, 2107, are as follows:

Tim Van Hauwermeiren
Base salary	€500,000
Cash bonus	maximum 50% of base salary based
on previously determined bonus
targets established by the
non‑executive directors
Pension contributions(1)	€15,102
Duration	Indefinite

(1)	Amounts shown represent pension contributions paid during the year‑ended December 31, 2018.

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

Eric Castaldi, our Chief Financial Officer, has an employment contract with our subsidiary, argenx BVBA, for an indefinite term. His employment contract may be terminated at any time by us, subject to a notice period and a severance payment of at least 12 months.

Keith Woods, our Chief Operating Officer, has an employment contract with our subsidiary, argenx US Inc., for an indefinite term. His employment contract may be terminated at any time by us, subject to a notice period and a severance payment of at least 12 months.

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

Transactions with Related Companies

Agreement with FairJourney Biologics LDA

FairJourney Biologics LDA, or FairJourney, is a fee‑for‑service company focused on antibody discovery and engineering services. FairJourney was founded in 2012 and, as compensation for their support with the formation of FairJourney, our chief executive officer and executive director Tim Van Hauwermeiren acquired shares representing 5% of the equity securities of FairJourney, and our chief scientific officer, Hans de Haard, acquired shares representing 20% of the equity securities of FairJourney. In July 2012, we entered into a license and exclusive option agreement with FairJourney, pursuant to which we granted FairJourney a worldwide, non‑exclusive license to our SIMPLE AntibodyTM Platform to develop, manufacture and commercialize SIMPLE Antibodies to certain targets selected by FairJourney. Under the terms of the agreement, once FairJourney has advanced a product candidate discovered under the agreement to near proof‑of‑concept stage, we have the option to acquire patent rights generated by FairJourney specific to such product candidate along with a non‑exclusive license to additional FairJourney intellectual property useful for further development, manufacture, or commercialization of the product candidate. Upon exercising this option, we must pay FairJourney an option fee equal to two times the expenses incurred by FairJourney for advancing such product candidate through the option exercise date, and we are required to pay a specified royalty in the mid‑single digits on any sub‑licensing revenue received by us for such product candidate. Alternatively, if we elect not to exercise the option, FairJourney is required to pay us a specified royalty in the mid‑single digits on any sub‑licensing revenue received by FairJourney for such product candidate. In connection with the agreement, we acquired shares of FairJourney representing 15% of the fully‑diluted equity securities of FairJourney at the time of issuance. In December 2017, the company and executive director Tim Van Hauwermeiren sold their respective shareholding in FairJourney Biologics LDA, and thus FairJourney Biologics LDA is no longer a related company.

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

If we complete our possible redomiciliation, under Belgian corporate law, we may pay dividends only up to an amount equal to the excess of our shareholders’ equity over the sum of (i) paid‑up or called‑up share capital, and (ii) reserves not available for distribution pursuant to law or our Belgian Articles of Association, based on the most recent statutory audited financial statements, prepared in accordance with the generally accepted accounting principles in Belgium, or Belgian GAAP. In addition, under Belgian law, prior to distributing dividends, we must allocate an amount of 5% of our annual net profit on an unconsolidated basis to a legal reserve in our unconsolidated financial statements until such reserve equals 10% of our share capital. If Belgian corporate law is amended, these and/or other provisions may contain similar restrictions.

B.      SIGNIFICANT CHANGES

On January 18, 2019, the Company announced the closing of an exclusive global collaboration and license agreement for cusatuzumab with Janssen. The collaboration agreement became effective following expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and the closing of the private placement of 1,766,899 new argenx shares at a price of €100.02 per share to JJDC, Inc. argenx and Janssen have agreed to a joint global clinical development plan to evaluate cusatuzumab in acute myeloid leukemia, myelodysplastic syndromes and other potential future indications. Under the terms of the agreement, Janssen has paid argenx $300 million in an upfront payment. argenx will be eligible to receive potentially up to $1.3 billion in development, regulatory and sales milestones, in addition to tiered royalties. Janssen will be responsible for commercialization worldwide. argenx retains the option to participate in commercialization efforts in the U.S., where the companies have agreed to share royalties on a 50/50 basis, and outside the U.S., Janssen will pay royalties to argenx, ranging from the low double digits to the high teens.

On February 4, 2019, the Company announced that it entered into a global collaboration and license agreement with Halozyme that enables use by argenx of Halozyme’s ENHANZE® drug delivery technology to develop multiple subcutaneous product formulations for current or future argenx product candidates. Under the terms of the agreement, argenx will pay an upfront payment of $30 million to Halozyme, $10 million per target for future target nominations and potential future payments of up to $160 million per selected target, subject to the achievement of specified development, regulatory and sales-based milestones. Halozyme will also receive mid-single digit royalties on sales of commercialized products.

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

B.      MEMORANDUM AND ARTICLES OF ASSOCIATION

The information set forth in our Registration Statement on Form F-3ASR (File No. 333-225370), automatically effective upon filing with the SEC on June 1, 2018, under the heading “Description of Share Capital” as supplemented by the section titled “Description of Share Capital” in the final prospectus supplement on Form 424(b)(5) dated September 18, 2018 filed with the SEC on September 20, 2018 is incorporated herein by reference.

C.      MATERIAL CONTRACTS

We entered into underwriting agreements among Cowen and Company, LLC and Piper Jaffray & Co., as representatives of the underwriters on each of May 17, 2017 and December 13, 2017, with respect to the ADSs offered in our initial U.S. and follow-on public offerings, respectively. In addition, we entered into an underwriting agreement with Morgan Stanley & Co., LLC, Cowen and Company, LLC and Evercore Group L.L.C., as representatives of the underwriters on September 18, 2018, with respect to the ADSs offered in our U.S. follow-on public offering. In each underwriting agreement, we agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities. For additional information on our material contracts, please see the sections of this annual report titled “Item 4—Information on the Company,” “Item 7.A.—Major Shareholders,” and “Item 7.B.—Related Party Transactions.”

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

E.      TAXATION

Certain Material U.S. Federal Income Tax Considerations to U.S. Holders

The following is a summary of certain material U.S. federal income tax considerations relating to the ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold ADSs as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

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

Further, this summary does not address U.S. federal estate, gift, or alternative minimum tax considerations, any election to apply Section 1400Z-2 of the Code to gains recognized with respect to ADSs, or any U.S. state, local, or non-U.S. tax considerations of the ownership and disposition of ADSs.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code; existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof; and the income tax treaties between the Netherlands and the United States, and Belgium and the United States, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a contrary or different position concerning the tax consequences of the ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs in their particular circumstances.

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

As indicated below, this discussion is subject to U.S. federal income tax rules applicable to a “passive foreign investment company,” or a PFIC, discussed under “—Passive Foreign Investment Company Considerations.”

Persons considering an investment in the ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the ownership and disposition of ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions.  Although we do not currently plan to pay dividends, and subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of any distribution (before reduction for any amounts withheld in respect of Dutch or Belgian withholding tax) actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ADSs for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on shares which are readily tradable on an established securities market in the United States. We have been approved to list our ordinary shares on the Nasdaq Global Select Market, which is an established securities market in the United States, and we expect our ADSs to be readily tradable on the Nasdaq Global Select Market. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. Therefore, subject to the discussion under “—Passive Foreign Investment Company Considerations” below, such dividends will generally be “qualified dividend income” in the hands of non-corporate U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

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

Passive Foreign Investment Company Considerations.  If we are a classified as a passive foreign investment company, or PFIC, for any taxable year, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A corporation organized outside the United States generally will be a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (for which purpose the total value of our assets may be determined in part by reference to the market value of our ordinary shares and ADSs, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

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

Whether we are a PFIC for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares and ADSs, which is likely to fluctuate after a public offering. Based on the foregoing, we do not anticipate that we will be a PFIC for the 2018 taxable year based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, however, as previously mentioned, we cannot provide any assurances regarding our PFIC status for the current or any prior or future taxable years.

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

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisors with respect to the ownership and disposition of ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to our ordinary shares and the IRS information reporting obligations with respect to the ownership and disposition of the ADSs.

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

Foreign Asset Reporting.    Certain U.S. holders who are individuals and certain entities controlled by individuals may be required to report information relating to an interest in ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the ADSs.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE ADSs IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Dutch Tax Consequences

The following summary outlines certain Dutch tax consequences in connection with the acquisition, ownership and disposal of the ADSs. All references in this summary to the Netherlands and Dutch law are to the European part of the Kingdom of the Netherlands and its law, respectively, only. The summary does not purport to present any comprehensive or complete picture of all Dutch tax aspects that could be of relevance to the acquisition, ownership and disposal of the ADSs by a (prospective) holder of the ADSs who may be subject to special tax treatment under applicable law. The summary is based on the tax laws and practice of the Netherlands as in effect on the date of this annual report, which are subject to changes that could prospectively or retrospectively affect the Dutch tax consequences.

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

Dutch Tax Consequences Upon Completion of Our Possible Redomiciliation

The following summary outlines certain Dutch tax consequences in connection with the acquisition, ownership and disposal of the ADSs, if and when our possible redomiciliation is completed. All references in this summary to the Netherlands and Dutch law are to the European part of the Kingdom of the Netherlands and its law, respectively, only. The summary does not purport to present any comprehensive or complete picture of all Dutch tax aspects that could be of relevance to the acquisition, ownership and disposal of the ADSs by a (prospective) holder of the ADSs who  may be subject to special tax treatment under applicable law. The summary is based on the tax laws and practice of the Netherlands as in effect on the date of this annual report, which are subject to changes that could prospectively or retrospectively affect the Dutch tax consequences.

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

Dividend Withholding Tax

General

From a Dutch domestic tax perspective, and subject to double tax treaty relief, dividends distributed by the Belgian argenx SE would continue to be subject to Dutch dividend withholding tax as before our possible redomiciliation, on the basis that we are a company incorporated under Dutch law. Pursuant to the Netherlands/Belgium double tax treaty, however, holders of the ADSs will not be subject to Dutch dividend withholding tax on dividends distributed by the company, unless such holder is resident or deemed to be resident in the Netherlands.

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

Belgian Tax Consequences

The paragraphs below present a summary of certain Belgian federal income tax consequences of the ownership and disposal of ADSs by an investor that purchases such ADSs. The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this annual report, all of which are subject to change, including changes that could have retroactive effect.

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

Dividends

For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the ADSs is generally treated as a dividend distribution. By way of exception, the repayment of capital carried out in accordance with applicable Dutch company law provisions not treated as a dividend distribution to the extent that such repayment is imputed to fiscal capital. This fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up share premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates. However, it is not possible to fully impute a repayment of capital to fiscal capital if the company also has certain reserves. Indeed, in such case, a reimbursement of capital is proratedly imputed on, on the one hand, fiscal capital and, on the other hand, taxed reserves (whether or not incorporated in capital) and tax‑exempt reserves incorporated in capital (according to a specific priority rule). The part imputed on the reserves is treated as a dividend distribution subject to applicable tax rules.

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

Belgian Resident Individuals

For Belgian resident individuals who acquire and hold ordinary shares as a private investment, the Belgian dividend withholding tax fully discharges their personal income tax liability. They may nevertheless need to report the dividends in their personal income tax return if no intermediary established in Belgium was in any way involved in the processing of the payment of the non-Belgian sourced dividends. Moreover, even if an intermediary established in Belgium was involved, they can opt to report the income in their personal income tax return. If (and only if) the dividends are reported, they will normally be eligible for a tax exemption with respect to ordinary dividends in an amount of up to €800 per year and per taxpayer (Article 21, first subsection, 14°, of the Belgian Income Tax Code ("ITC")). For the avoidance of doubt, all reported dividends (not only dividends distributed on our ordinary shares) are taken into account to assess whether the said maximum amount is reached.

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

For Belgian resident individual investors who acquire and hold the ADSs for professional purposes, the Belgian withholding tax does not fully discharge their Belgian income tax liability. Dividends received must be reported by the investor and will, in such a case, be taxable at the investor’s personal income tax rate increased with municipal surcharges. Belgian withholding tax levied may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the income tax due, subject to two conditions: (i) the taxpayer must own the ADSs in full legal ownership on the dividend record date and (ii) the dividend distribution may not result in a reduction in value of or a capital loss on the ADSs. The latter condition is not applicable if the investor can demonstrate that it has held the full legal ownership of the ADSs for an uninterrupted period of 12 months prior to the payment or attribution of the dividends.

Belgian Resident Companies

Dividends received by Belgian resident companies are exempt from Belgian withholding tax provided that the investor satisfies the identification requirements in Article 117, par. 11 of the Royal Decree implementing the Belgian Income Tax Code.

For Belgian resident companies, the dividend income (after deduction of any non-Belgian withholding tax but including any Belgian withholding tax) must be declared in the corporate income tax return and will be subject to a corporate income tax rate of 29.58% (including a 2% crisis surcharge), unless the reduced corporate income tax rate of 20.4% (including a 2% crisis surcharge) on the first €100,000 of taxable profits for certain qualifying companies with limited profits applies. As of assessment year 2021 linked to a tax year starting on or after January 1, 2020, the standard corporate income tax rate is 25%, and the reduced rate is 20%.

Belgian resident companies can generally (although subject to certain limitations) deduct 100% of the gross dividend received from their taxable income, or the Dividend Received Deduction, provided that at the time of a dividend payment or attribution: (i) the Belgian resident company holds ordinary shares representing at least 10% of our share capital or a participation with an acquisition value of at least €2,500,000 (it being understood that only one out of the two tests must be satisfied); (ii) the shares representing our share capital have been or will be held in full ownership for an uninterrupted period of at least one year; and (iii) the conditions described in Article 203 of the ITC (relating to the taxation of the underlying distributed income and the absence of abuse), or the Article 203 of the ITC Taxation Condition, are met, or together, the Conditions for the application of the dividend deceived deduction regime.

The Conditions for the application of the dividend received deduction regime depend on a factual analysis and for this reason the availability of this regime should be verified upon each dividend distribution.

Any Belgian dividend withholding tax levied at source can be credited against the ordinary Belgian corporate income tax and is reimbursable to the extent it exceeds such corporate income tax, subject to two conditions: (i) the taxpayer must own the ADSs in full legal ownership on the dividend record date and (ii) the dividend distribution does not result in a reduction in value of or a capital loss on the ADSs. The latter condition is not applicable: (i) if the taxpayer can demonstrate that it has held the ADSs in full legal ownership for an uninterrupted period of 12 months immediately prior to the payment or attribution of the dividends or (ii) if, during that period, the ADSs never belonged to a taxpayer other than a Belgian resident company or a non-resident company that has, in an uninterrupted manner, invested the ADSs in a permanent establishment, or PE, in Belgium.

Organizations for Financing Pensions

For organizations for financing pensions, or OFPs, i.e., Belgian pension funds incorporated under the form of an OFP (organisme de financement de pensions/organisme voor de financiering van pensioenen) within the meaning of Article 8 of the Belgian Law of October 27, 2006, dividend income generally does not constitute taxable income.

Dividends distributed through the intervention of a Belgian intermediary are generally subject to Belgian dividend withholding tax. If dividends are paid or attributed without the intervention of a Belgian intermediary, the applicable Belgian withholding tax will have to be reported and paid by the OFP to the Belgian tax administration.

The Belgian dividend withholding tax can in principle be credited against the OFPs’ corporate income tax and is reimbursable to the extent it exceeds the corporate income tax due. However, such Belgian withholding cannot be credited by an OFP if the shares on which the dividends are paid have not been held uninterruptedly in full ownership for at least 60 days, unless the OFP demonstrates that the dividends are not connected to an arrangement (or a series of arrangements) that is not genuine (“kunstmatig”/“pas authentique”) and has been put in place for the main purpose or one of the main purposes of obtaining this withholding tax credit.

Other Taxable Legal Entities

For taxpayers subject to the Belgian income tax on legal entities, the Belgian dividend withholding tax in principle fully discharges their income tax liability.

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

If the ADSs are acquired by a non-resident investor in connection with a business in Belgium, the investor must report any dividends received, which are taxable at the applicable non-resident individual or corporate income tax rate, as appropriate. Any Belgian withholding tax levied at source can be credited against the non-resident individual or corporate income tax and is reimbursable to the extent it exceeds the income tax due, subject to two conditions: (i) the taxpayer must own the ADSs in full legal ownership on the dividend record date and (ii) the dividend distribution does not result in a reduction in value of or a capital loss on the ADSs. The latter condition is not applicable if (i) the non-resident individual or the non-resident company can demonstrate that the ADSs were held in full legal ownership for an uninterrupted period of 12 months immediately prior to the payment or attribution of the dividends or (ii) with regard to non-resident companies only, if, during the said period, the ADSs have not belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the ADSs in a Belgian PE.

Non-resident companies that have invested the ADSs in a Belgian establishment can deduct 100% of the gross dividends included in their taxable profits if, at the date dividends are paid or attributed, the Conditions for the application of the Dividend Received Deduction regime are satisfied. Application of the Dividend Received Deduction regime depends, however, on a factual analysis to be made upon each distribution and its availability should be verified upon each distribution.

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

Belgian Resident Companies

Belgian resident companies are normally not subject to Belgian capital gains taxation on gains realized upon the disposal of our ADSs provided that (i) the shares represent at least 10% of our share capital or a participation with an acquisition value of at least € 2,500,000 (it being understood that only one out of the two tests must be satisfied), (ii) the Article 203 ITC Taxation Condition is satisfied and (iii) the ADSs have been held in full legal ownership for an uninterrupted period of at least one year immediately preceding the disposal.

If the one-year minimum holding condition would not be satisfied (but the other conditions are) the capital gains realized upon the disposal of our ADSs by a Belgian resident company are taxable at a flat corporate income tax rate of, currently, 25.5% (including the 2% crisis surcharge). As of assessment year 2021 linked to a tax year starting on or after January 1, 2020, the tax rate in this case will be equal to the 25% standard tax rate.

If the Article 203 ITC Taxation Condition is not satisfied or the participation condition is not met, the capital gains are taxable at the standard corporate tax rate (of 29.58% currently and of 25% as of assessment year 2021 linked to a tax year starting on or after January 1, 2020), unless the reduced corporate income tax rate applies.

Capital losses on our ADSs incurred by resident companies are as a general rule not tax deductible.

Our ADSs held in the trading portfolios (portefeuille commercial/handelsportefeuille) of qualifying credit institutions, investment enterprises and management companies of collective investment undertakings which are subject to the Royal Decree of 23 September 1992 on the annual accounts of credit institutions, investment firms and management companies of collective investment undertakings (comptes annuels des etablissements de credit, des entreprises d’investissement et des societes de gestion d’organismes de placement collectif/jaarrekening van de kredietinstellingen, de beleggingsondernemingen en de beheervennootschappen van instellingen voor collectieve belegging) are subject to a different regime. The capital gains on such shares are taxable at the ordinary corporate income tax rate of 29.58% (including the 2% crisis surcharge), which is reduced to 25% as of assessment year 2021 linked to a tax year starting on or after January 1, 2020. Capital losses on such shares are tax deductible. Internal transfers to and from the trading portfolio are assimilated to a realization.

Capital gains realized by Belgian resident companies (both non-SMEs and SMEs and both ordinary Belgian resident companies and qualifying credit institutions, investment enterprises and management companies of collective investment undertakings) upon the redemption of our ADSs or upon our liquidation are, in principle, subject to the same taxation regime as dividends. See “Item 10.E.—Taxation—Dividends.”

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

Tax on Stock Exchange Transactions

Upon the issue of the ADSs (primary market), no Tax on Stock Exchange Transactions (“taks op de beursverrichtingen” / “taxe sur les opérations de bourse”) is due.

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

Tax on Securities Accounts

On March 10, 2018, the law on the introduction of a tax on securities accounts entered into force. Pursuant to this law, Belgian resident and non-resident individuals are taxed at a rate of 0.15 percent. on their share in the average value of qualifying financial instruments (such as our ordinary shares and other shares, bonds, certain other type of debt instruments, units of undertakings for collective investment, warrants) held on one or more securities accounts during a reference period of 12 consecutive months starting on October 1 and ending on September 30 of the subsequent year. (“Tax on Securities Accounts”).

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

Belgian Taxation Upon Completion of Our Possible Redomiciliation

The summary below presents certain Belgian federal income tax consequences of the ownership and disposal of ADSs by an investor that purchases such ADSs, if and when our possible redomiciliation is completed. The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this annual report, all of which are subject to change, including changes that could have retroactive effect.

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

Dividends

For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to ADSs is generally treated as a dividend distribution. By way of exception, the repayment of capital carried out in accordance with the Belgian Companies Code is not treated as a dividend distribution to the extent such repayment is imputed to fiscal capital. This fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up share premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates. However, it is not possible to fully impute a repayment of capital to fiscal capital if the company also has certain reserves. Indeed, in such case, a reimbursement of capital is proratedly imputed on, on the one hand, fiscal capital and, on the other hand, on taxed reserves (whether or not incorporated in capital) and tax-exempt reserves incorporated in capital (in accordance with a certain priority rule). The part imputed on reserves would be treated as a dividend distribution subject to applicable tax rules.

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

Belgian Resident Individuals

For Belgian resident individuals who acquire and hold ADSs as a private investment, the Belgian dividend withholding tax fully discharges their personal income tax liability. They may nevertheless elect to report the dividends in their personal income tax return. If (and only if) the dividends are reported, they will normally be eligible for a tax exemption with respect to ordinary dividends in an amount of up to €800 per year and per taxpayer (Article 21, first subsection, 14°, ITC). For the avoidance of doubt, all reported dividends (not only dividends distributed on our ordinary shares) are taken into account to assess whether the said maximum amount is reached.

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

For Belgian resident individual investors who acquire and hold the ADSs for professional purposes, the Belgian withholding tax does not fully discharge their Belgian income tax liability. Dividends received must be reported by the investor and will, in such a case, be taxable at the investor’s personal income tax rate increased with municipal surcharges. Belgian withholding tax levied may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the income tax due, subject to two conditions: (i) the taxpayer must own the ADSs in full legal ownership on the dividend record date, and (ii) the dividend distribution may not result in a reduction in value of or a capital loss on the ADSs. The latter condition is not applicable if the investor can demonstrate that it has held the full legal ownership of the ADSs for an uninterrupted period of 12 months prior to the payment or attribution of the dividends.

Belgian Resident Companies

Corporate Income Tax

For Belgian resident companies, the dividend withholding tax does not fully discharge corporate income tax liability. The gross dividend income (including any Belgian withholding tax) must be declared in the corporate income tax return and will be subject to a corporate income tax rate of 29.58% (including a 2% crisis surcharge), unless the reduced corporate income tax rate of 20.4% (including a 2% crisis surcharge) on the first €100,000 of taxable profits for certain qualifying companies with limited profits applies. As of assessment year 2021 linked to a tax year starting on or after January 1, 2020, the standard corporate income tax rate is 25% and the reduced rate is 20%.

Belgian resident companies can generally (although subject to certain limitations) deduct 100% of the gross dividend received from their taxable income, or the Dividend Received Deduction, provided that at the time of a dividend payment or attribution: (i) the Belgian resident company holds shares representing at least 10% of our share capital or a participation in our shares with an acquisition value of at least € 2,500,000 (it being understood that only one out of the two tests must be satisfied); (ii) the shares representing our share capital have been or will be held in full ownership for an uninterrupted period of at least one year immediately prior to the payment or attribution of the dividend; and (iii) the conditions described in Article 203 of the ITC (relating to the taxation of the underlying distributed income and the absence of abuse), or the Article 203 ITC Taxation Condition, are met, or together, the Conditions for the application of the dividend received deduction regime). Under certain circumstances the conditions referred to under (i) and (ii) do not need to be fulfilled in order for the Dividend Received Deduction to apply.

The Conditions for the application of the dividend received deduction regime depend on a factual analysis and for this reason the availability of this regime should thus be verified upon each dividend distribution.

Any Belgian dividend withholding tax levied at source can be credited against the ordinary Belgian corporate income tax and is reimbursable to the extent it exceeds such corporate income tax, subject to two conditions: (i) the taxpayer must own the ADSs in full legal ownership on the dividend record date and (ii) the dividend distribution does not result in a reduction in value of or a capital loss on the ADSs. The latter condition is not applicable if: (i) the taxpayer can demonstrate that it has held the ADSs in full legal ownership for an uninterrupted period of 12 months immediately prior to the payment or attribution of the dividends or (ii) during that period, the ADSs never belonged to a taxpayer other than a Belgian resident company or a non-resident company that has, in an uninterrupted manner, invested the ADSs in a permanent establishment, or PE, in Belgium.

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

Organizations for Financing Pensions

For OFPs, the dividend income is generally tax-exempt. Dividends distributed on our shares to OFPs are in principle subject to 30% Belgian withholding tax. This Belgian dividend withholding tax can be credited against an OFP’s corporate income tax and is reimbursable to the extent it exceeds the corporate income tax due, provided that the shares on which the dividends are paid have been held uninterruptedly in full ownership for at least 60 days. The latter condition does not apply if the OFP demonstrates that the dividends are not connected to an arrangement (or a series of arrangements) that is not genuine (“kunstmatig”/“pas authentique”) and has been put in place for the main purpose or one of the main purposes of obtaining this withholding tax credit.

Other Taxable Legal Entities

For taxpayers subject to the Belgian income tax on legal entities, the Belgian dividend withholding tax in principle fully discharges their income tax liability.

Belgian Non-Resident Individuals and Companies

Non-resident Income Tax

For non-resident individuals and companies, dividend withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds ADSs in connection with a business conducted in Belgium through a fixed base in Belgium or a Belgian PE.

If the ADSs are acquired by a non-resident investor in connection with a business in Belgium, the investor must report any dividends received, which are taxable at the applicable non-resident individual or corporate income tax rate, as appropriate. Any Belgian withholding tax levied at source can be credited against the non-resident individual or corporate income tax and is reimbursable to the extent it exceeds the income tax due, subject to two conditions: (i) the taxpayer must own the ADSs in full legal ownership on the dividend record date and (ii) the dividend distribution does not result in a reduction in value of or a capital loss on the ADSs. The latter condition is not applicable if (i) the non-resident individual or the non-resident company can demonstrate that the ADSs were held in full legal ownership for an uninterrupted period of 12 months immediately prior to the payment or attribution of the dividends or (ii) with regard to non-resident companies only, if, during the said period, the ADSs have not belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the ADSs in a Belgian PE.

Non-resident companies that have invested the ADSs in a Belgian establishment can deduct 100% of the gross dividends included in their taxable profits if, at the date dividends are paid or attributed, the Conditions for the application of the Dividend Received Deduction regime are satisfied. See “Belgian resident companies.” Application of the Dividend Received Deduction regime depends, however, on a factual analysis to be made upon each distribution and its availability should be verified upon each distribution.

Belgian Dividend Withholding Tax Relief for Non-residents

Dividends distributed to non-resident individuals who do not use the Shares in the exercise of a professional activity, may be eligible for a tax exemption with respect to ordinary dividends in an amount of up to €800 per year and per taxpayer (Article 21, first subsection, 14°, of the ITC). For the avoidance of doubt, all dividends (not only dividends distributed on our ordinary shares) are taken into account to assess whether the said maximum amount is reached. Consequently, if Belgian withholding tax has been withheld on dividends eligible for the exemption and up to the maximum amount, such non-resident individual may claim reimbursement of such withholding tax from the competent tax service or, if the non-resident is required to file a tax return, may request in such tax return that such withholding tax be credited and, as the case may be, reimbursed.

Under Belgian tax law, Belgian withholding tax is not due on dividends paid to a foreign pension fund which satisfies the following conditions: (i) it is a non-resident saver in the meaning of Article 227, 3° ITC which implies that it has separate legal personality and fiscal residence outside of Belgium; (ii) whose corporate purpose consists solely in managing and investing funds collected in order to pay legal or complementary pensions; (iii) whose activity is limited to the investment of funds collected in the exercise of its corporate purpose, without any profit making aim; (iv) which is exempt from income tax in its country of residence; and (v) except in specific circumstances provided that it is not contractually obligated to redistribute the dividends to any ultimate beneficiary of such dividends for whom it would manage the ADS, nor obligated to pay a manufactured dividend with respect to the shares under a securities borrowing transaction. This withholding tax exemption, however, does not apply if the pension fund has not held the shares on which dividends are distributed uninterruptedly in full ownership for at least 60 days, unless the pension fund demonstrates that the arrangement (or series of arrangements) with which the dividend is connected is genuine (“niet kunstmatig”/“authentique”). The exemption will only apply if the foreign pension fund provides a certificate confirming that it is the full legal owner or usufruct holder of the ADS and that the above conditions are satisfied. The foreign pension fund must then provide us or our paying agent with that certificate.

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

The above withholding tax exemptions will not be applicable to dividends which are connected to an arrangement or a series of arrangements (“rechtshandeling of geheel van rechtshandelingen”/  “acte juridique ou un ensemble d’actes juridiques”) for which the Belgian tax administration, taking into account all relevant facts and circumstances, has proven, unless evidence to the contrary, that this arrangement or this series of arrangements is not genuine (“kunstmatig”/“non authentique”) and has been put in place for the main purpose or one of the main purposes of obtaining the dividend received deduction, the above dividend withholding tax exemptions or one of the advantages of the Parent-Subsidiary Directive in another Member State of the European Union. An arrangement or a series of arrangements is regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality.

Dividends distributed to non-resident companies are exempt from Belgian withholding tax, in case (i) the non-resident company is established in the European Economic Area or in a country with which Belgium has concluded a tax treaty that includes a qualifying exchange of information clause, (ii) the non-resident company and the dividend distributing company are subject to corporate income tax or a similar tax without benefiting from a tax regime that derogates from the ordinary tax regime, (iii) the non-resident company has a participation in our share capital with an acquisition value of at least €2,500,000 but representing less than 10% of our share capital on the date the dividend is paid on or attributed, (iv) the dividends relate to shares which are or will be held in full ownership for at least one year without interruption and (v) the non-resident company has a legal form as listed in the annex to the Parent-Subsidiary Directive, as amended by Directive 2014/86/EU of July 8, 2014, or, has a legal form similar to the ones listed in such annex that is governed by the laws of another Member State of the EEA, or, has a legal form similar to the ones listed in such annex in a country with which Belgium has concluded a qualifying double tax treaty. This exemption only applies to the extent that the ordinary Belgian withholding tax is, in principle, neither creditable nor reimbursable in the hands of the non-resident company.

In order to benefit from this exemption, the investor must provide us or our paying agent with a certificate confirming (i) it is established in another EEA Member State or in a State with which Belgium has concluded a tax treaty, provided that the tax treaty or any other treaty provides for the exchange or information which is necessary to give effect to the provisions of the domestic laws of the Contracting States, (ii) it has a legal form as listed in the Annex I, part A of the Parent-Subsidiary Directive, as amended by Directive 2014/86/EU of July 8, 2014, or a legal form similar to the ones listed in said Annex and governed by the laws of the EEA Member State, or a legal form similar to the ones listed in said Annex in a country with which Belgium has concluded a tax treaty, (iii) it is subject to corporate income tax or a similar tax without benefiting from a tax regime that deviates from the ordinary domestic tax regime, (iv) it holds a participation of less than 10% in our share capital but with an acquisition value of at least €2,500,000 on the date the dividend is paid on or attributed, (v) the dividends relate to shares which it has held or will hold in full legal ownership for an uninterrupted period of at least one year, (vi) it cannot in principle credit the Belgian withholding tax paid on the dividends or obtain a refund thereof according to the legal provisions in force on December 31 of the year preceding the year of the payment or attribution of the dividends. We or our paying agent may also request confirmation from the investor that the investor commits to keep the shares until the completion of the minimum holding period of one year and that the investor immediately notifies us or our paying agent of the completion of said one year holding period. The investor must furthermore provide on the certificate its full name, legal form, address and tax identification number, if applicable.

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

Belgian Resident Companies

Belgian resident companies are normally not subject to Belgian capital gains taxation on gains realized upon the disposal of our ADSs provided that (i) the shares represent at least 10% of our share capital or a participation with an acquisition value of at least € 2,500,000 (it being understood that only one out of the two tests must be satisfied), (ii) the Article 203 ITC Taxation Condition is satisfied and (iii) the ADSs have been held in full legal ownership for an uninterrupted period of at least one year immediately preceding the disposal.

If the one-year minimum holding condition would not be satisfied (but the other conditions are) the capital gains realized upon the disposal of our ADSs by a Belgian resident company are taxable at a flat corporate income tax rate of 25.5% (including the 2% crisis surcharge). As of assessment year 2021 linked to a tax year starting on or after January 1, 2020, the tax rate in this case will be equal to the standard tax rate of 25%.

If the Article 203 ITC Taxation Condition is not satisfied or the participation condition is not met, the capital gains are taxable at the standard corporate tax rate (of 29.58% currently and of 25% as of assessment year 2021 linked to a tax year starting on or after January 1, 2020), unless the reduced corporate income tax rate applies.

Capital losses on our ADSs incurred by resident companies are as a general rule not tax deductible.

Our ADSs held in the trading portfolios (portefeuille commercial / handelsportefeuille) of qualifying credit institutions, investment enterprises and management companies of collective investment undertakings which are subject to the Royal Decree of September 23, 1992 on the annual accounts of credit institutions, investment firms and management companies of collective investment undertakings (comptes annuels des établissements de crédit, des entreprises d’investissement et des sociétés de gestion d’organismes de placement / jaarrekening van de kredietinstellingen, de beleggingsondernemingen en de beheervennootschappen van instellingen voor collectieve belegging) are subject to a different regime. The capital gains on such shares are taxable at the ordinary corporate income tax rate of 29.58% (including the 2% crisis surcharge), which is reduced to 25% as of assessment year 2021 linked to a tax year starting on or after January 1, 2020. Capital losses on such shares are tax deductible. Internal transfers to and from the trading portfolio are assimilated to a realization.

Capital gains realized by Belgian resident companies (both non-SMEs and SMEs and both ordinary Belgian resident companies and qualifying credit institutions, investment enterprises and management companies of collective investment undertakings) upon the redemption of our ADSs or upon our liquidation are, in principle, subject to the same taxation regime as dividends. See “Dividends” above.

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

Non-resident individuals who do not use the shares for professional purposes and who have their fiscal residence in a country with which Belgium has not concluded a tax treaty or with which Belgium has concluded a tax treaty that confers the authority to tax capital gains on the ADSs to Belgium, might be subject to tax in Belgium if the capital gains arise from transactions which are to be considered speculative or beyond the normal management of one’s private estate or if the transfer concerns a substantial shareholding. See “Capital gains and losses on shares—Belgian resident individuals”. Such non-resident individuals might therefore be obliged to file a tax return and should consult their own tax advisor. Capital losses in such cases are, however, not tax deductible.

Capital gains realized by non-resident individuals or non-resident companies upon repurchase of our shares or upon our liquidation will, in principle, be subject to the same taxation regime as dividends.

Tax on Stock Exchange Transactions

Upon the issue of the ADSs (primary market), no Tax on Stock Exchange Transactions (“taks op de beursverrichtingen” / “taxe sur les opérations de bourse”) is due.

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

Tax on Securities Accounts

On March 10, 2018, the law on the introduction of a tax on securities accounts entered into force. Pursuant to this law, Belgian resident and non-resident individuals are taxed at a rate of 0.15 percent. on their share in the average value of qualifying financial instruments (such as our ordinary shares and other shares, bonds, certain other type of debt instruments, units of undertakings for collective investment, warrants) held on one or more securities accounts during a reference period of 12 consecutive months starting on October 1 and ending on September 30 of the subsequent year (“Tax on Securities Accounts”).

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

Interest Rate Risk

We are currently not exposed to significant interest rate risk. Our only interest-bearing financial assets are cash at banks on deposit and term accounts. Given the short-term nature of these investments, the sensitivity towards interest rate fluctuations is deemed not to be significant. Therefore, the effect of an increase or decrease in interest rates would only have an immaterial effect on our financial results.

Foreign Exchange Risk

We undertake transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Our functional currency is the euro and the majority of our operating expenses are paid in euros, but we also receive payments from our main business partners, Janssen, AbbVie and Shire, in U.S. dollars and we regularly acquire services, consumables and materials in U.S. dollars, Swiss Francs and British Pounds.

In order to finance the growth of our activities in the United States, we invested a significant portion of the proceeds from our initial U.S. public offering completed in May 2017 in U.S. dollar denominated cash deposit accounts and in current financial assets. Depending on the exchange rate fluctuations of the U.S. dollar, this may result in unrealized exchange rate losses which may impact negatively the reporting of our cash and cash equivalents and current financial assets at reporting dates when translating to euros these U.S. denominated cash deposits accounts and current financial assets.

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

ITEM 15.     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2018. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Based upon our evaluation, as of December 31, 2018, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), are not effective as a result of the material weaknesses in the company’s internal control over financial reporting described below.

Notwithstanding these material weaknesses, management has concluded that the company’s audited consolidated financial statements for the fiscal years ended December 31, 2018, 2017 and 2016, filed as part of this annual report, fairly present in all material respects the company’s financial position, results of operations, cash flows and changes in equity for the period presented, in accordance with the International Financial Reporting Standard (IFRS) as issued by the International Accounting Standards Board (IASB).

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) and has designed such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Our management, under the supervision and with the participation of the CEO and CFO, conducted an evaluation of the effectiveness of the internal control over financial reporting as of December 31, 2018, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013). Based on the evaluation performed, management concluded that material weaknesses existed as of December 31, 2018, as described below.

Material Weaknesses Identified Relating to Effectiveness of Risk Assessment, Design and Operating Effectiveness of Control Activities, Information & Communication and Monitoring Activities as of December 31, 2018

The company commenced the risk assessment process and the design and implementation of updated internal control frameworks for revenues and accounts receivable, other income, expenditure and payables, the financial closing and reporting process and general information technology controls (“GITC”). GITC deficiencies were identified related to the financial reporting system and the scope and conclusion of the service auditors’ reports for the service organizations relied upon by argenx’s accounting software. The risk assessment process and the design and implementation of these control frameworks were not completed as of December 31, 2018 primarily as a result of the GITC deficiencies and therefore effective risk assessment and monitoring activities were not implemented as of December 31, 2018.

Management has concluded that its risk assessment process for the areas described above, did not adequately assess risk at an appropriate level of detail contemplating the GITC deficiencies to allow for (i) the design of controls with the appropriate precision and responsiveness to address those risks, (ii) the design of controls to validate the completeness and accuracy of data and financial reports generated by the affected financial reporting system and used in the performance of controls over the determination of significant estimates, accounting transactions and disclosures, (iii) the timely and effective implementation of controls, including evidence of operating effectiveness, and (iv) effective monitoring of the controls.

Accordingly, a reasonable possibility exists that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal control. Management, including our CEO and CFO, concluded that internal controls over financial reporting was not effective as of December 31, 2018.

Deloitte Accountants B.V., the independent registered public accounting firm that audited our Annual Financial Statements included in this annual report, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2018. Their attestation report, which expresses an adverse opinion on the company's internal control over financial reporting, is included in this annual report.

There were no material adjustments to our Annual Financial Statement for the year ended December 31, 2018. However, we identified control deficiencies in the aggregate that constitute material weaknesses in four components of internal control as defined by COSO 2013 (i.e. Risk Assessment, Control Activities, Information and Communication, and Monitoring). As the company has experienced significant expansion of operations, we have increased the number of personnel in our organization and specifically in our financial reporting team. Despite this progress, management determined that it did not design and maintain effective controls over financial reporting.

Plan for Remediation of the Material Weaknesses

While considerable progress has been made, there are still more controls that need to be implemented or existing controls to be remediated, and the related documentation needs to be completed. We expect to finalize the risk assessment and control design and implementation during 2019 and commence monitoring activities to test operating effectiveness commencing in the first quarter of 2019. Remediation will require that changed or new controls operate for a sufficient period of time such that the effectiveness of those changes is demonstrated with an appropriate level of consistency. As the company implements these plans, management may determine that additional steps may be necessary to remediate the material weaknesses.

We are implementing measures designed to improve our internal control over financial reporting to remediate this material weakness, including the following:

•	hiring a full-time Internal Controls Manager to lead the monitoring and testing of internal controls over financial reporting;
•	developing enhanced controls related to database administrator access with a specific focus on systems supporting our financial reporting processes;
•	increasing the frequency of user access review controls on privileged users;
•	implementing an improvement plan together with our external information technology service provider; and
•	improving quarterly reporting on the remediation measures to the Audit Committee.

Senior management has discussed the material weaknesses described above with the Audit Committee, which will continue to review the progress of these remediation activities.

As the company continues to evaluate and work to improve its internal control over financial reporting, management may take additional measures to address control deficiencies. The material weaknesses cannot be considered remediated until the applicable relevant controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above or prevent the incidence of other material weaknesses in the company’s internal control over financial reporting in the future. We do not know the specific time frame needed to fully remediate the material weaknesses identified above. See “Item 3.D.—Risk Factors.” Management, including the CEO and CFO, does not expect that disclosure controls and procedures or internal control over financial reporting will prevent all misstatements, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.

Changes in Internal Control Over Financial Reporting

During the period covered by this annual report, we have not made any change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Accountants B.V. has served as our independent registered public accounting firm for 2017 and 2018. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
Fees	2018	2017
	in thousands of €
Audit Fees	€648	€179
Audit‑Related Fees	143	724
Tax Fees	—	—
All Other Fees	—	—
Total	€791	€903

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountants provide, such as consents and assistance with and review of documents filed with the SEC.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. In 2017 and 2018, “Audit-Related Fees” also include fees billed for assurance and audit-related services regarding our public offerings on Nasdaq.

“Tax Fees” are the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.

“All Other Fees” are any additional amounts billed for products and services provided by the principal accountant. No other fees were paid to Deloitte Accountants B.V. for the fiscal years ended December 31, 2018 and 2017.

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

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

We qualify as a foreign private issuer. The Listing Rules of the Nasdaq Stock Market include certain accommodations in the corporate governance requirements that allow foreign private issuers to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Stock Market. We intend to rely on the certain exemptions for foreign private issuers and to follow Dutch corporate governance practices in lieu of the Nasdaq corporate governance rules.

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

•

Compensation and Nomination Committees. We have opted out of Nasdaq Listing Rules 5605(d)(2) and 5605(e)(1), which require separate nomination and compensation committees; however, for practical purposes, our remuneration and nomination committee performs similar tasks pursuant to Dutch law. We have also opted out of the requirements of Nasdaq Listing Rule 5605(d), which requires an issuer to have a compensation committee that consists entirely of independent directors, and Nasdaq Listing Rule 5605(e), which requires an issuer to have independent director oversight of director nominations. Although we have chosen not to comply with Nasdaq Listing Rule 5605(d) regarding the independence of our compensation committee, all of the current members of our remuneration and nomination committee meet the heightened independence requirements under these rules.

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

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

Not applicable.

ITEM 18.     FINANCIAL STATEMENTS

See pages F-1 through F-50 of this annual report.

ITEM 19.     EXHIBITS

The Exhibits listed in the Exhibit Index at the end of this annual report are filed as Exhibits to this annual report.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date (mm/dd/yyyy)

1.1	Articles of Association (English translation), as amended	Form F-1/A	333-217417	3.1	05/04/2017

1.2	Rules for the Board of Directors	Form F-1	333-217417	3.2	04/21/2017

2.1	Form of Deposit Agreement	Form F-1/A	333-217417	4.1	05/16/2017

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)

4.1	Leases dated April 1, 2016 between argenx BVBA and Bio-Incubator Gent 2 NV	Form F-1	333-217417	10.1	04/21/2017

4.2**	Patent License Agreement, dated February 15, 2012, between the registrant and The Board of Regents of the University of Texas System, as amended	Form F-1	333-217417	10.2	04/21/2017

4.3†	Form of Indemnification Agreement between the registrant and each of its executive officers and directors	Form F-1	333-217417	10.3	04/21/2017

4.4	argenx option plan and form of option agreement and notice of option grant thereunder	Form F-1	333-221984	10.4	12/11/2017

4.5#**	Collaboration License Agreement, dated December 2, 2018, between the registrant, argenx BVBA and Cilag GmbH International

4.6#	Investment Agreement, dated December 2, 2018, between the registrant and Johnson & Johnson Innovation – JJDC, Inc.

8.1	List of subsidiaries of the registrant	Form F-1	333-221984	21.1	12/11/2017

12.1#	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2#	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1#	Consent of Deloitte Accountants B.V.

101.INS#	XBRL Instance Document

101.SCH#	XBRL Taxonomy Extension Schema Document

101.CAL#	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF#	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB#	XBRL Taxonomy Extension Label Linkbase Document

101.PRE#	XBRL Taxonomy Extension Presentation Linkbase Document

#	Filed herewith.

*	Furnished herewith.

†	Indicates a management contract or any compensatory plan, contract or arrangement.

**	Confidential treatment status has been granted as to certain portions thereto, which portions are omitted and filed separately with the U.S. Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 26, 2019

ARGENX SE

By:	/s/ Tim Van Hauwermeiren
	Name:	Tim Van Hauwermeiren
	Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of argenx SE

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of argenx SE and subsidiaries (the "Company") as of December 31, 2018, 2017 and 2016, the related consolidated statements of profit and loss and other comprehensive income, consolidated statement of cash flows and consolidated statement of changes in equity, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2019 expressed an adverse opinion on the Company's internal control over financial reporting because of material weaknesses.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte Accountants B.V.

Rotterdam, the Netherlands

March 26, 2019

We have served as the Company’s auditor since 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of argenx SE

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of argenx SE and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated March 26, 2019, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment: Management identified material weaknesses in the Company’s control environment due to multiple deficiencies in internal controls, which affected four components of internal control as defined by COSO, specifically risk assessment, control activities, information and communication, and monitoring. In addition, management did not design and maintain effective controls over the following, each of which is a material weakness: (a) general information technology controls over the financial reporting systems, including those related to its inability to rely on a third party service auditor’s report that are relevant to data and financial reports produced by the financial information system, which can adversely affect information used in controls and result in deficiencies in the following business process controls (b) the financial closing and reporting process controls (c) revenue and accounts receivable controls, (d) other income controls and (e) the expenditure and payable process controls. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2018, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte Accountants B.V.

Rotterdam, the Netherlands

March 26, 2019

ARGENX SE

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of
		December 31,
(in thousands of €)	Note	2018	2017 (restated)	2016(restated)
ASSETS
Current assets
Cash and cash equivalents	4.7	€281,040	€190,867	€89,897
Restricted cash — current	4.4	1,692	1,692	786
Research and development incentive receivables — current	4.3	301	158	163
Financial assets — current	4.6	283,529	168,907	6,831
Prepaid expenses		2,995	2,338	2,146
Trade and other receivables	4.5	2,886	2,842	1,970
Total current assets		572,443	366,804	101,793
Non‑current assets
Restricted cash — non-current	4.4	251	256	1,149
Research and development incentive receivables — non-current	4.3	4,883	3,033	2,046
Other non-current assets		—	125	—
Financial assets — non-current		1	1	1
Property, plant and equipment	4.2	824	676	766
Intangible assets	4.1	56	13	17
Total non‑current assets		6,015	4,104	3,979
TOTAL ASSETS		€578,458	€370,908	€105,772

		As of
		December 31,
(in thousands of €)	Note	2018	2017 (restated)	2016(restated)
EQUITY AND LIABILITIES
Equity	4.8
Equity attributable to owners of the parent
Share capital		€3,597	€3,217	€2,012
Share premium		673,454	430,518	126,358
Accumulated losses		(169,603)	(100,568)	(72,492)
Other reserves		30,947	11,764	7,496
Total equity		€538,395	€344,931	€63,374
Non-current liabilities		7	1,460	10,071
Provisions for employee benefits	4.10	7	25	1
Deferred revenue — non-current		—	1,435	10,070
Current liabilities		40,056	24,517	32,327
Trade and other payables	4.11	37,072	15,285	12,191
Tax liabilities	4.12	823	597	—
Deferred revenue — current	4.13	2,161	8,635	20,136
Total liabilities		€40,063	€25,977	€42,398
TOTAL EQUITY AND LIABILITIES		€578,458	€370,908	€105,772

The notes are an integral part of these consolidated financial statements.

ARGENX SE

CONSOLIDATED STATEMENT OF PROFIT AND LOSS AND OTHER COMPREHENSIVE INCOME

		Year Ended
		December 31,
(in thousands of € except for shares and EPS)	Note	2018	2017	2016
Revenue	5.1	€21,482	€36,415	€14,713
Other operating income	5.2	7,749	4,841	2,439
Total operating income		29,231	41,256	17,152
Research and development expenses	5.4	(83,609)	(51,740)	(31,557)
Selling, general and administrative expenses	5.5	(27,471)	(12,448)	(7,011)
Operating loss		€(81,849)	€(22,932)	€(21,416)
Financial income	5.8	3,694	1,250	73
Exchange gains/(losses)	5.8	12,308	(5,797)	(31)
Loss before taxes		€(65,847)	€(27,479)	€(21,374)
Income tax expense	5.9	€(794)	€(597)	€—
Loss for the year and total comprehensive loss		€(66,641)	€(28,076)	€(21,374)
Weighted average number of shares outstanding		33,419,356	24,609,536	18,820,612
Basic and diluted loss per share (in €)	5.10	(1.99)	(1.14)	(1.14)

The notes are an integral part of these consolidated financial statements.

ARGENX SE

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year Ended
		December 31,
(in thousands of €)	Note	2018	2017(restated)	2016(restated)
CASH FLOWS (USED IN) / FROM OPERATING ACTIVITIES
Operating result		€(81,849)	€(22,932)	€(21,416)
Adjustments for non-cash items
Amortization of intangible assets		19	10	11
Depreciation of property, plant and equipment		474	425	323
Loss on disposal of fixed assets		—	11	—
Provisions for employee benefits		(18)	24	1
Expense recognized in respect of share-based payments		19,183	4,268	2,849
		€(62,191)	€(18,195)	€(18,232)
Movements in current assets/liabilities
(Increase)/decrease in trade and other receivables	4.5	(44)	(122)	(614)
(Increase)/decrease in other current assets		(800)	(1,093)	(2,641)
Increase/(decrease) in trade and other payables	4.11	21,784	3,094	7,648
Increase/(decrease) in current deferred revenue	4.13	(8,868)	(11,501)	7,545
Movements in non-current assets/liabilities
(Increase)/decrease in other non‑current assets		(1,720)	(94)	(1,627)
(Increase)/decrease in non-current deferred revenue	4.13	(1,435)	(8,635)	18,520

Cash flows (used in)/from operating activities		(53,274)	(36,546)	10,599

Income taxes paid		(565)	—	—

NET CASH FLOWS (USED IN) / FROM OPERATING ACTIVITIES		€(53,839)	€(36,546)	€10,599
CASH FLOWS (USED IN) / FROM INVESTING ACTIVITIES
Purchase of intangible assets	4.1	(62)	(6)	(21)
Purchase of property, plant and equipment	4.2	(622)	(345)	(840)
(Increase)/decrease in current financial assets	4.6	(108,229)	(162,076)	(18)
Interest received		1,371	375	73
NET CASH FLOWS (USED IN) / FROM INVESTING ACTIVITIES		€(107,542)	€(162,052)	€(806)
CASH FLOWS (USED IN) / FROM FINANCING ACTIVITIES
Proceeds from issue of new shares, gross amount	4.8	255,721	327,700	45,977
Issue costs paid	4.8	(14,655)	(23,015)	(1,849)
Exchange gain from currency conversion on proceeds from issue of new shares		1,354	—	—
Proceeds from exercise of stock options	4.8	2,251	679	493
NET CASH FLOWS (USED IN) / FROM FINANCING ACTIVITIES		€244,671	€305,365	€44,621
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS		€83,290	€106,767	€54,414
Cash and cash equivalents at the beginning of the period		€190,867	€89,897	€35,514
Exchange gains/(losses) on cash & cash equivalents	5.8	€6,883	€(5,797)	€(31)
Cash and cash equivalents at the end of the period		€281,040	€190,867	€89,897

The notes are an integral part of these consolidated financial statements.

ARGENX SE

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
								Total
								equity
								attributable
								to owners
	Share		Share		Accumulated	Other		of the	Total
(in thousands of €)	capital		premium		losses	reserves		parent	equity
Balance at January 1, 2016		€1,580		€82,169	€(51,118)		€4,647	€37,278	€37,278
Total comprehensive loss of the period	€		€		€(21,374)	€		€(21,374)	€(21,374)
Share-based payment							2,849	2,849	2,849
Issue of share capital (restated)		418		45,559				45,977	45,977
Transaction costs for equity issue (restated)				(1,849)				(1,849)	(1,849)
Exercise of stock options (restated)		14		479				493	493
Balance year ended December 31, 2016		€2,012		€126,358	€(72,492)		€7,496	€63,374	€63,374
Total comprehensive loss of the period	€		€		€(28,076)	€		€(28,076)	€(28,076)
Share-based payment							4,268	4,268	4,268
Issue of share capital (restated)		1,185		326,515				327,700	327,700
Transaction costs for equity issue (restated)				(23,015)				(23,015)	(23,015)
Exercise of stock options (restated)		19		660				679	679
Balance year ended December 31, 2017		€3,216		€430,518	€(100,568)		€11,764	€344,931	€344,931

Adoption of IFRS 15 (modified retrospective approach)	€		€		€(2,395)	€		€(2,395)	€(2,395)
Total comprehensive loss of the period					(66,641)			(66,641)	(66,641)
Share-based payment							19,183	19,183	19,183
Issue of new shares		347		255,374				255,721	255,721
Transaction costs for equity issue				(14,655)				(14,655)	(14,655)
Exercise of stock options		34		2,217				2,251	2,251
Balance year ended December 31, 2018		€3,597		€673,454	€(169,603)		€30,947	€538,395	€538,395

Please refer to note 4.8 for more information on the share capital and movement in number of shares. See also note 4.9 for more information on the share-based payments.

The notes are an integral part of these consolidated financial statements.

ARGENX SE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General information about the company

argenx SE is a Dutch European public company with limited liability incorporated under the laws of the Netherlands. The company (COC 24435214) has its official seat in Rotterdam, the Netherlands, and its registered office is at Willemstraat 5, 4811 AH, Breda, the Netherlands. An overview of the company and its subsidiaries (the Company) are described in note 7.5.

argenx SE is a publicly traded company with ordinary shares listed on Euronext Brussels under the symbol “ARGX” since July 2014 and with American Depositary Shares listed on Nasdaq under the symbol “ARGX” since May 2017.

2. Significant accounting policies

The significant Company’s accounting policies are summarized below.

2.1         Statement of compliance and basis of preparation

The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and the interpretations issued by the IASB’s International Financial Reporting Interpretation Committee. The consolidated financial statements provide a general overview of the Company’s activities and the results achieved. They present fairly the entity’s financial position, its financial performance and cash flows, on a going concern basis. The accounting policies described in Note 2 to our consolidated financial statements have been applied in preparing the consolidated financial statements as of and for the year ended December 31, 2018 and for the comparative information as of and for the years ended December 31, 2017 and 2016.

The preparation of consolidated financial statements in conformity with IFRS, issued by the IASB, requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The significant accounting policies applied in the preparation of the above consolidated financial statements are set out below. All amounts are presented in thousands of euro, unless otherwise indicated, rounded to the nearest € ‘000.

The consolidated financial statements have been approved for issue by the Company’s Board of Directors (the Board) on March 26, 2019.

Correction of an immaterial error

Subsequent to the issuance of the Company’s consolidated financial statements for the year ended December 31, 2017 on Form 20-F, the Company determined that the current versus non-current classification of deferred revenue as of December 31, 2017 and December 31, 2016, respectively, was not made correctly, impacting the Company’s consolidated statement of financial position and the consolidated statement of cash flows.

Management evaluated the materiality of the errors from a quantitative and qualitative perspective and concluded that this adjustment was not material to the Company’s previously issued consolidated financial statements. The Company has elected to revise the historical consolidated financial information presented herein in the consolidated statement of financial position and the consolidated statement of cash flows to reflect the correction of this error for the prior periods presented and to confirm to current year presentation. Since the revisions were not material, no amendments to previously filed reports were required. The revision had the effect of decreasing the current deferred revenue balance and increasing the non-current deferred revenue with €1.4 million as of December

31, 2017 and €10.1 million as of December 31, 2016, respectively. Each affected individual line item within the consolidated statement of cash flows relating to the change in these balances have likewise been revised.

Reclassifications

Certain amounts from previous periods have been reclassified to conform to the 2018 presentation. Specifically, for the years ended December 31, 2017 and December 31, 2016, issue costs paid and proceeds from exercise of stock options are now disclosed on as a separate line item on the consolidated statement of cash flows and on the consolidated statement of changes in equity.

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

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of profit and loss and other comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non‑controlling interests even if this results in the non‑controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra‑group transactions, balances, income and expenses are eliminated in full on consolidation.

2.3         Foreign currency transactions

Functional and presentation currency

The consolidated financial statements are presented in euro (€), which is the Company’s presentation currency and the Company’s functional currency.

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

2.6         Leases

Leases of property, plant and equipment where the Company, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Company will obtain ownership at the end of the lease term.

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

2.8         Financial instruments

Financial assets and financial liabilities are recognised in the Company’s statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

The Company has adopted IFRS 9 on January 1, 2018. In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated. The adoption of IFRS 9 had no material impact on the consolidated financial statements (see also note 6.1).

2.8.1 Investment securities

(i) Classification

From January 1, 2018, the Company classifies its financial assets at fair value through profit and loss (FVTPL).

For assets measured at fair value, gains and losses will either be recorded in profit or loss. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

(ii) Recognition and derecognition

Purchases and sales of financial assets are recognised on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

(iii) Measurement

At initial recognition, the Company measures a financial asset at its fair value. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss.

(iv) Impairment

From January 1, 2018, the Company assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

(v) Accounting policies applied until December 31, 2017

Financial assets were classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments, ‘available-for-sale’ (AFS) financial assets and ‘loans and receivables.’ The classification depended on the nature and purpose of the financial assets and was determined at the time of initial recognition. Management determined the classification at the time of the purchase and reevaluated such designation at each subsequent balance sheet date.

Purchase and sale of financial assets were recognized on the settlement date, which was the date an asset is delivered to or by the Group. The cost of financial assets included transaction costs.

The carrying amounts of all financial assets were reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount is impaired. If objective evidence existed that a financial asset or group of financial assets was impaired, the amount of the impairment loss was calculated as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows, discounted at the original effective interest rate (i.e., the effective interest rate computed at initial recognition of these financial assets). The resulting impairment loss was immediately recognized in net finance costs.

An impairment loss on financial assets was reversed if, in a subsequent period, the amount of the impairment loss decreased and this decrease could be related objectively to an event occurring after the impairment loss was recognized. Such reversal was immediately recognized in net finance costs.

2.9         Trade and other receivables

Trade receivables are recognised initially at the amount of consideration that is unconditional. The Company holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method. Unless the impact of discounting is material, the nominal value is recognized.

The Company measures the loss allowance for trade receivables at an amount equal to lifetime expected credit loss. The expected credit losses are established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

2.10       Research and development incentive receivables

Since the Company carries out extensive research and development activities, it benefits from a research and development incentive tax scheme in Belgium under which the research and development incentives can be refunded after five years if not offset against future income tax expense.

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

The Company has never distributed any dividends to its shareholders. As of 31 December 2018, no profits were available for distribution.

2.13       Trade and other payables

Payables after and within one year are measured at amortized cost, i.e., at the net present value of the payable amount. Unless the impact of discounting is material, the nominal value is recognized.

2.14       Provisions

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

2.15       Retirement benefits

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

The liability recognized in the balance sheet is the present value of the defined benefit obligation less the fair value of plan assets. An independent actuary calculates the defined benefit obligation based on factors such as age, years of service and compensation (projected unit credit method). The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high‑quality corporate bonds denominated in the currency in which the benefits will be paid and with terms to maturity that approximate the term when the related liability is due. Current service costs are recognized in personnel expenses, which are included in Research and development expenses and in Selling, general and administrative expenses, and reflect the increase in the defined benefit obligation resulting from employee service in the current year. Past service costs are recognized immediately in personnel expenses. The net interest expense on the defined benefit liability is determined by applying the discount rate used to measure the defined benefit obligation at the beginning of the year to the then net defined benefit liability. Net interest expense is recognized in personnel expenses. Remeasurement gains and losses of the defined benefit obligation arising from experience adjustments and changes in actuarial assumptions are recognized immediately in other comprehensive income.

2.16       Short‑term employee benefits

Short‑term employee benefits include payables and accruals for salaries and bonuses to be paid to the employees of the Company. They are recognized as expenses for the period in which employees perform the corresponding services.

2.17       Share‑based payments

Equity‑settled share‑based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity‑settled share‑based transactions are set out in note 4.9.

The fair value determined at the grant date of the equity‑settled share‑based payments is expensed on a straight‑line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity‑settled share‑based payment reserve.

Where the terms of equity‑settled share‑based payments are modified, the minimum expense recognized is the expense that would have been recognized if the terms had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share‑based payments, or is otherwise beneficial to the employee as measured at the date of modification.

2.18       Deferred revenue

Current and non-current deferred revenue relates to cash received from commercial partnerships prior to completion of the earnings process. These payments are recognized as revenue over the estimated duration of the Company’s involvement in the research and development programs provided for under the terms of the agreements.

IFRS 15 uses the term ‘contract liability’ to describe what might more commonly be known as ‘deferred revenue’, however IFRS 15 does not prohibit an entity from using alternative descriptions in the statement of financial position. The Company will continue to report its contract liabilities under the term ‘deferred revenue.

2.19       Income taxes

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

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of taxable profit (e.g. differences between carrying amounts under IFRS and the statutory tax basis). Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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

2.20       Revenue and other operating income recognition

Collaborations

The Company generates revenue from collaborations and strategic alliances. The Company applies a five-step model to determine when, how and at what amount revenue is to be recognized depending on whether certain criteria are met.

1. Identify the contracts

In our current arrangements, the Company is licensing its Intellectual Property, providing research and development services and in the future, selling its products to collaborative partner entities. Revenue is generated through these arrangements via upfront payments, milestone payments based on development criteria, research and development service fees on an agreed full-time equivalent (FTE) basis and future sales based milestones and sales based royalties.

2. Identify performance obligations

The Company has assessed that there is one single performance obligation for certain arrangements in our material ongoing license and collaboration arrangements, being the transfer of a license combined with performance of research and development services.

This is because we consider that the license has no stand-alone value without the Company being further involved in the research and development collaboration and that there is interdependence between the license and the research and development services to be provided. We estimate that the Company’s activities during the collaboration are going to significantly add to Intellectual Property and thereby the value of the programs.

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

4. Allocate the transaction price

In principle, an entity shall allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price. However, the transaction price of certain of our arrangements is allocated to a single performance obligation since the transfer of a license is considered to be combined with performance of research and development services.

Therefore, research and development milestone payments are variable considerations that are entirely allocated to the single performance obligation.

5. Recognize revenue

Revenue from certain arrangements is recognized over time as the Company satisfies a single performance obligation. Our collaborative partner entities simultaneously receive the benefits provided by the Company’s performance as the Company performs.

The Company recognizes upfront payments and milestone payments, allocated to a single performance obligation over the estimated service period based on a pattern that reflects the transfer of the services. The revenues recognized reflect the level of service each period. In this case, the Company would use an input model that considers estimates of the percentage of total research and development service costs that are completed each period compared to the total estimated services costs (percentage of completion method).

Research and development service fees are recognized as revenue when costs are incurred and agreed by the parties as the Company is acting as a principal in the scope of its stake of the research and development activities of its ongoing license and collaboration agreements.

Grants, research and development incentives and payroll tax rebates

Because it carries out extensive research and development activities, the Company benefits from various grants, research and development incentives and payroll tax rebates from certain governmental agencies. These grants, research and development incentives and payroll tax rebates generally aim to partly reimburse approved expenditures incurred in research and development efforts of the Company and are credited to the statement of profit and loss and other comprehensive income, under other operating income, when the relevant expenditure has been incurred and there is reasonable assurance that the grants or research and development incentives are receivable.

2.21       Earnings per share

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

2.22       Adoption of new and revised standards

New accounting policies and disclosures for 2018

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning on or after January 1, 2018:

■      IFRS 9, ‘Financial instruments’ (effective for fiscal years beginning on or after January 1, 2018). This standard, which covers financial instruments on both the asset as well as the liability side, describes the criteria for recognition, classification and derecognition of such instruments, in addition to the allowed measurement methods. The adoption of IFRS 9 had no material impact on our consolidated financial statements.

■      IFRS 15 and amendments to IFRS 15, ‘Revenue from contracts with customers’ (effective for fiscal years beginning on or after January 1, 2018). The IASB and FASB have jointly published a standard regarding revenue from contracts with customers. The standard will result in better financial reporting and will improve the comparability of the top line in financial statements globally.

The Company has adopted IFRS 15 on January 1, 2018. The Company elected the modified retrospective approach for the transition, which foresees that prior period figures remain as reported under the previous standard IAS 18, and the cumulative effect of applying IFRS 15 is recognized as an adjustment to the opening balance of equity as at the date of initial application (i.e., the beginning of the year 2018). In previous reporting periods, milestone payments were recognized under IAS 18 based upon the achievement of the milestone event, whereas under IFRS 15, the milestone payment is linked to a single performance obligation over the estimated service period. The revenue recognition of the upfront payments was not impacted by the transition from IAS 18 to IFRS 15.

The cumulative effect of adopting IFRS 15 to the consolidated statement of financial position as of January 1, 2018 is as follows:

(in thousands of €)	Balance at December 31, 2017	Adjustments due to adoption IFRS 15	Balance at January 1, 2018

Assets
Prepaid expenses	€2,338	€(255)	€2,083

Liabilities
Deferred revenue — non-current	€1,435	€378	€1,813
Deferred revenue — current	8,635	2,272	10,907

Equity
Accumulated losses	€(100,568)	€(2,395)	€(102,962)

In accordance with the new revenue guidance, the disclosure of the impact of adoption on the consolidated statement of financial position and the consolidated statement of profit ans loss and other comprehensive income is as follows:

Consolidated statement of financial position	For the Year Ended December 31, 2018
(in thousands of €)	As reported	Adjustments	Balances without adoption of IFRS 15

Assets
Prepaid expenses	€2,995	€68	€3,063

Liabilities
Deferred revenue — current	€2,161	€(726)	€1,435

Equity
Accumulated losses	€(169,603)	€658	€(168,945)

Consolidated statement of profit and loss and other comprehensive income	For the Year Ended December 31, 2018
(in thousands of €)	As reported	Adjustments	Balances without adoption of IFRS 15

Revenue	€21,482	€(1,924)	€19,558

Research and development expenses	€(83,609)	€188	€(83,421)

Loss for the year and total comprehensive loss	€(66,641)	€(1,736)	€(68,377)

There is no material impact on the basic and diluted earnings per share.

Consolidated statement of cash flows	For the Year Ended December 31, 2018
(in thousands of €)	As reported	Adjustments	Balances without adoption of IFRS 15

Operating result	€(81,849)	€(1,736)	€(83,585)

Movements in current assets/liabilities:
(Increase)/decrease in other current assets	€(800)	€68	€(732)
Increase/(decrease) in current deferred revenue	(8,868)	1,668	(7,200)

Cash flows (used in)/from operating activities	€(53,274)	€(0)	€(53,274)

■      Other new standards and amendments to standards that are mandatory for the first time for the financial year beginning on or after January 1, 2018 had no material impact on our consolidated financial statements.

New accounting policies and disclosures effective in 2019 or later

The following new standards and amendments to standards have been issued, but are not mandatory for the first time for the financial year beginning January 1, 2018 and have been endorsed by the European Union.

■      IFRS 16, ‘Leases’ (effective for fiscal years beginning on or after January 1, 2019). This standard replaces the current guidance in IAS 17 and is a far reaching change in accounting by lessees in particular. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 requires lessees to recognise a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts. For lessors, the accounting stays almost the same. However, as the IASB has updated the guidance on the definition of a lease (as well as the guidance on the combination and separation of contracts), lessors will also be affected by the new standard. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

We performed a preliminary assessment evaluating the guidance to determine the potential impact on the consolidated financial statements. The standard will affect primarily the accounting for the Company’s operating leases.

As of the reporting date, the Company has non-cancellable operating lease commitments of €3.0 million, see note 5.7. Of these commitments, approximately €0.1 million related to short-term leases or low value leases which will be recognized on a straight-line basis as expense in profit and loss.

For the remaining lease commitments, the Company expects to recognize on January 1, 2019 right-of-use assets of approximately €2.8 million and lease liabilities of approximately €2.8 million. Operating cash flows will increase and financing cash flows will decrease by approximately €1.1 million as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities. The Company does not use EBITDA to measure its performance.

We plan to adopt IFRS 16 on the effective date using the modified retrospective approach.

■      Amendments to IFRS 9, ‘Prepayment features with negative compensation’ (effective for fiscal years beginning on or after January 1, 2019 with the EU). The amendments to allow companies to measure particular prepayable financial assets with so-called negative compensation at amortised cost or at fair value through other comprehensive income if a specified condition is met—instead of at fair value through profit or loss, because they would otherwise fail the SPPI-test. In addition, this amendment clarifies an aspect of the accounting for financial liabilities following a modification.

These amendments will not have any material impact on our consolidated financial statements.

■      IFRIC 23, ‘Uncertainty over income tax treatments’ (effective for fiscal years beginning on or after January 1, 2019). This interpretation clarifies the accounting for uncertainties in income taxes. The interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12.

Except for the matters already disclosed in note 4.12 of the consolidated financial statements, the Company does not anticipate that the application of this interpretation will have a material impact on the Company’s consolidated financial statements. We plan to adopt IFRIC 23 on the effective date.

■      Other new standards and amendments to standards that have been issued, but are not mandatory for the first time for the financial year beginning January 1, 2018 will have no material impact on our consolidated financial statements.

The following new standards and amendments to standards have been issued, but are not mandatory for the first time for the financial year beginning January 1, 2018 and have not been endorsed by the European Union.

■      Amendments to IAS 19, ‘Plan Amendment, Curtailment or Settlement’ (effective for fiscal years beginning on or after January 1, 2019). The amendments require an entity to use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement. In addition, an entity will have to recognise in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognised because of the impact of the asset ceiling. The amendments will affect any entity that changes the terms or the membership of a defined benefit plan such that there is past service cost or a gain or loss on settlement.

These amendments are not expected to have any material impact on our consolidated financial statements.

■      Amendments to References to the Conceptual Framework in IFRS Standards (effective for fiscal years beginning on or after January 1, 2020). The revised Conceptual Framework includes a new chapter on measurement; guidance on reporting financial performance; improved definitions and guidance—in particular the definition of a liability; and clarifications in important areas, such as the roles of stewardship, prudence and measurement uncertainty in financial reporting.

These amendments are not expected to have any material impact on our consolidated financial statements.

■      Amendments to the definition of material in IAS 1 and IAS 8 (effective for fiscal years beginning on or after January 1, 2020). The amendments clarify the definition of material and make IFRSs more consistent. The amendment clarifies that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information. It also states that an entity assesses materiality in the context of the financial statements as a whole. The amendment also clarifies the meaning of ‘primary users of general purpose financial statements’ to whom those financial statements are directed, by defining them as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.

These amendments will not have any material impact on our consolidated financial statements.

■      Annual improvements to IFRS Standards 2015-2017 cycle, applicable as of January 1, 2019 and containing the following amendments to IFRSs:

o

IFRS 3 Business Combinations and IFRS 11 Joint Arrangements, the amendments to IFRS 3 clarify that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business. The amendments to IFRS 11 clarify that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.

o	IAS 12 Income Taxes, the amendments clarify that all income tax consequences of dividends (i.e. distribution of profits) should be recognised in profit or loss, regardless of how the tax arises.
o

IAS 23 Borrowing Costs, the amendments clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalisation rate on general borrowings.

These improvements will not have any material impact on our consolidated financial statements.

2.23       Segment reporting

Segment results include revenue and expenses directly attributable to a segment and the relevant portion of revenue and expenses that can be allocated on a reasonable basis to a segment. Segment assets and liabilities comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets and liabilities do not include income tax items. The Company manages its activities and operates as one business unit which is reflected in its organizational structure and internal reporting. The Company does not distinguish in its internal reporting different segments, neither business nor geographical segments. The chief operating decision‑maker is the Board of Directors.

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

The following areas are areas where key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Critical judgements in applying accounting policies

Revenue recognition

Revenue from certain arrangements is recognized as the Company satisfies a single performance obligation. The Company recognizes upfront payments and milestone payments, allocated to a single performance obligation over the estimated service period based on a pattern that reflects the transfer of the services. The revenue recognized would reflect the level of service during each period. In this case, the Company would use an input model that considers estimates of the percentage of total research and development service costs that are completed each period compared to the total estimated service costs (percentage of completion method). Research and development service fees are recognized as revenue when costs are incurred and agreed by the parties as the Company is acting as a principal in the scope of its stake in the research and development activities of its ongoing license and collaboration agreements.

Research and development cost accruals

Research and development costs are charged to expense as incurred and are typically made up of payroll costs, clinical and preclinical activities, drug development and manufacturing costs, including costs for clinical research organizations and investigative sites. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as information provided by vendors on their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid expenses.

Critical accounting estimates

Going concern

The Company has incurred net losses since its inception and for the year ended December 31, 2018, its consolidated statement of profit and loss and other comprehensive income reflects a net loss, and its consolidated statement of financial position includes a loss carried forward. On March 26, 2019, the Board has reviewed and approved the consolidated financial statements and accounting policies. Taking into account the cash and cash equivalents and current financial asset position of €564.6 million on December 31, 2018, the Board is of the opinion that the Company can submit its consolidated financial statements on a going concern basis.

Whilst the current cash position is sufficient for the Company’s immediate and mid‑term needs, the Board pointed out that if the research and development activities continue to deliver added value, the Company may seek additional funding to support the continuing development of its portfolio of products or to be able to execute other business opportunities.

Measurement of share‑based payments

In accordance with IFRS 2—Share‑based Payment, the fair value of the options at grant date is recognized as an expense in the statement of profit and loss and other comprehensive income over the vesting period. Subsequently, the fair value recognized in equity is not re‑measured.

The fair value of each stock option granted during the year is calculated using the Black‑Scholes pricing model. This pricing model requires the input of subjective assumptions, which are detailed in note 4.9.

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

Since inception, the Company has reported losses, and consequently, the Company has unused tax losses. The deferred tax assets are currently not deemed to meet the criteria for recognition as management is not able to provide any convincing positive evidence that deferred tax assets should be recognized. Therefore, management has concluded that deferred tax assets should not be recognized on December 31, 2018.

4. Notes relating to the consolidated statement of financial position

4.1         Intangible assets

(in thousands of €)
Opening balance as on January 1, 2016
Cost	€72
Accumulated amortization	(65)
Book value at the beginning of the year	7
Movements
Additions	21
Amortization	(11)
Balance as on December 31, 2016
Cost	93
Accumulated amortization	(76)
Book value at year end	17
Movements
Additions	6
Amortization	(10)
Balance as on December 31, 2017
Cost	99
Accumulated amortization	(86)
Book value at year end	13
Movements
Additions	62
Cost of disposals	(2)
Amortization	(19)
Accumulated depreciation on disposals	2
Balance as on December 31, 2018
Cost	159
Accumulated amortization	(103)
Book value at year end	€56

The intangible assets correspond to software. As of December 31, 2018, there are no commitments to acquire additional intangible assets.

No intangible assets are pledged as security for liabilities nor are there any intangible assets whose title is restricted.

4.2         Property, plant and equipment

		Office and lab	Lease
(in thousands of €)	IT equipment	equipment	equipment	Total
Opening balance as on January 1, 2016
Cost	€93	€1,179	€	€1,272
Accumulated depreciation	(66)	(957)		(1,023)
Book value at the beginning of the year	27	222		249
Movements
Additions	115	725		840
Depreciation	(38)	(285)		(323)
Closing balance as on December 31, 2016
Cost	208	1,904		2,112
Accumulated depreciation	(104)	(1,242)		(1,346)
Book value at year end	104	662		766
Movements
Additions	25	321		346
Cost of disposals	—	(69)		(69)
Depreciation	(53)	(372)		(425)
Accumulated depreciation on disposals	—	58		58
Closing balance as on December 31, 2017
Cost	233	2,156	—	2,389
Accumulated depreciation	(157)	(1,556)	—	(1,713)
Book value at year end	76	600	—	676
Movements
Additions	111	259	253	623
Cost of disposals	(12)	(34)		(46)
Depreciation	(64)	(399)	(11)	(474)
Accumulated depreciation on disposals	12	34		46
Closing balance as on December 31, 2018
Cost	331	2,381	253	2,965
Accumulated depreciation	(209)	(1,921)	(11)	(2,141)
Book value at year end	€122	€460	€242	€824

There are no commitments to acquire property, plant and equipment. Furthermore, no items of property, plant and equipment are pledged.

4.3         Research and development incentive receivables

	Year Ended
	December 31,
(in thousands of €)	2018	2017	2016
Research and development incentive receivables—current	€301	€158	€163
Research and development incentive receivables—non-current	4,883	3,033	2,046
	€5,184	€3,191	€2,209

On December 31, 2018, the Company has recorded a tax receivable of €5.2 million, compared to €3.2 million on December 31, 2017, in relation to a research and development incentive tax scheme in Belgium under which the research and development incentives can be refunded after five years if not offset against future income tax expense. The research and development incentives are recorded in other operating income (see note 5.2) in the consolidated statement of profit and loss and other comprehensive income. These amounts are expected to be gradually reimbursed in cash as from 2019 onwards.

4.4         Restricted cash

	Year Ended
	December 31,
(in thousands of €)	2018	2017	2016
Non‑current restricted cash
Rental guarantees	€251	€256	€244
Escrow account > 1 year	—	—	905
Total non‑current	€251	€256	€1,149
Current restricted cash
Escrow account < 1 year	1,692	1,692	786
Total restricted cash	€1,943	€1,948	€1,935

On December 31, 2018, the Company had a total amount of €1.9 million of restricted cash. This amount is split as follows:

•	A non‑current part for an amount of €0.3 million mainly relating to a deposit guarantee paid under the lease agreement for the laboratory and offices of the Company.
•

A current part for an amount of €1.7 million relating to an escrow account opened under an agreement with a third party involved in the collaboration with AbbVie. This escrow account will be released to the Company or to the third party under certain conditions after the completion of the work plan of the related collaboration agreement with AbbVie.

4.5       Trade and other receivables

The trade and other receivables are composed of receivables which are detailed below:

	Year Ended
	December 31,
(in thousands of €)	2018	2017	2016
VAT receivable	€496	€317	€278
Trade receivables	214	845	1,118
Other receivables	455	750	—
Interest receivable	556	—	6
VLAIO grant receivable	1,165	930	568
	€2,886	€2,842	€1,970

The nominal amounts of all trade and other receivables approximate their respective fair values. The VAT receivable relates to VAT amounts to be recovered in the first quarter of 2019.

Trade receivables correspond to amounts invoiced to the collaborators or strategic allies of the Company. No bad debt allowance was recorded nor were any trade receivables impaired on December 31, 2018 and December 31, 2017. The Flanders Innovation and Entrepreneurship Agency grant to receive consists of earned income from government grants for which no payments have been received but for which the relating expenditures have been incurred.

For more information on the Flanders Innovation and Entrepreneurship Agency grants to receive, see note 5.2.

4.6         Current financial assets

On December 31, 2018, the current financial assets amounted to €283.5 million compared to €168.9 million on December 31, 2017. These current financial assets relate to financial instruments in the form of money market funds with a recommended investment horizon of 6 months. These funds are highly liquid investments and can be readily converted into a known amount of cash, but because of their historical volatility these funds cannot be classified as cash and cash equivalents. Values recognized on the balance sheet are the fair values, with changes in fair value going through profit and loss.

Please also refer to note 6.1 for more information on the financial instruments.

4.7         Cash and cash equivalents

	Year Ended
	December 31,
(in thousands of €)	2018	2017	2016
Cash equivalents	€217,626	€25,000	€54,500
Cash and bank balances	63,414	165,867	35,397
	€281,040	€190,867	€89,897

On December 31, 2018, cash and cash equivalents amounted to €281.0 million compared to €190.9 million on December 31, 2017 and included cash equivalents and cash and bank balances held in different banks. Cash positions are invested with preferred financial partners, which are mostly considered to be high quality financial institutions with sound credit ratings.

Policies are in place that limit the amount of credit exposure to any one financial institution (see also note 6.4).

4.8       Shareholders’ capital

Roll forward of number of shares outstanding:

Number of shares outstanding on January 1, 2016	15,802,767
Private placement (Federated Investment) on January 20, 2016	1,480,420
Exercise of options in February 2016	2,200
Exercise of options in March 2016	10,000
Exercise of options in Apil 2016	10,000
Exercise of options in May 2016	33,092
Private placement (Sunflower) on June 1, 2016	2,703,000
Exercise of options in September 2016	70,000
Exercise of options in October 2016	15,000
Number of shares outstanding on December 31, 2016	20,126,479
U.S. initial public offering on Nasdaq on May 17, 2017	5,865,000
Over-allotment option exercised by underwriters on May 19, 2017	879,750
Exercise of options in August 2017	5,000
Exercise of options in September 2017	15,000
Exercise of options in October 2017	1,400
Exercise of options in November 2017	106,782
U.S. second public offering on Nasdaq on December 13, 2017	4,440,000
Over-allotment option exercised by underwriters on December 14, 2017	666,000
Exercise of options in December 2017	75,230
Number of shares outstanding on December 31,2017	32,180,641
Exercise of options in January 2018	111,727
Exercise of options in March 2018	113,075
Exercise of options in April 2018	34,039
Exercise of options in May 2018	5,900
Exercise of options in June 2018	5,393
Exercise of options in July 2018	469
Exercise of options in August 2018	2,300
Exercise of options in September 2018	5,913
U.S. third public offering on Nasdaq on September 18, 2018	3,475,000
Exercise of options in October 2018	556
Exercise of options in November 2018	9,768
Exercise of options in December 2018	30,531
Number of shares outstanding on December 31,2018	35,975,312

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

New shares issued during 2018

On September 18, 2018, argenx SE offered 3,475,000 of its ordinary shares through a public offering in the United States in the form of ADSs at a price to the public of $86.50 per ADS, before underwriting discounts and commissions and offering expenses. As a result, argenx SE received €255.7 million of gross proceeds from this offering, decreased by €14.8 million of underwriter discounts and commissions, and offering expenses, of which €14.7 million has been deducted from equity. The total net cash proceeds from the offering amounted to €240.9 million.

As a result of the exercise of options under the argenx Employee Stock Option Plan, 319,671 new shares were created in 2018.

This resulted in a total of 35,975,312 ordinary shares, with a nominal value of €0.1 per share, on December 31, 2018. The annual general meeting of the Company on May 8, 2018 had authorized the board of directors to issue up to a maximum of 20% of the then outstanding share capital for a period of 18 months, or up to a capital increase of €648,790 represented by 6,487,896 shares. The board of directors has issued 3,475,000 shares on the occasion of the follow-on U.S. public offering in September 2018, and as of December 31, 2018, the existing authorization covered the issuance of up to 3,012,896 shares.

4.9       Share-based payments

The Company has a stock options scheme for the employees of the Company and its subsidiaries. In accordance with the terms of the plan, as approved by shareholders, employees may be granted options to purchase ordinary shares at an exercise price as mentioned below per ordinary share.

The Company has granted on June 28, 2018 a total of 178,900 stock options and on December 21, 2018 a total of 861,575 stock options to its employees, Board members and consultants. The total number of stock options outstanding on December 31, 2018 totaled 3,536,651 compared to 2,862,216 on December 31, 2017 and 2,293,636 on December 31, 2016. No stock options were expired in the years ended December 31, 2018, 2017 and 2016. 319,671 stock options have been exercised in the year ended December 31, 2018 compared to 203,412 in the year ended December 31, 2017 and 140,292 in the year ended December 31, 2016. A total of 46,369 stock options have been forfeited in the year ended December 31, 2018 compared to 2,369 in the year ended December 31, 2017 and 31,174 in the year ended December 31, 2016.

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

The following share-based payment arrangements were in existence during the current and prior years and which are exercisable at the end of each period presented:

	Exercise price	Outstanding
	per stock	stock options on
	options	December 31,
Expiry date	(in €)	2018	2017	2016
2020	€3.95	18,200	36,960	112,738
2021	3.95	—	2,850	3,800
2023	2.44	294,400	314,593	360,787
2024	2.44	117,733	135,890	169,926
2024	3.95	6,895	15,692	55,746
2024	7.17	407,061	516,100	522,500
2024	2.44	26,970	83,820	83,820
2025	11.44	39,000	39,000	39,000
2025	10.34	3,000	3,000	3,000
2025	9.47	226,323	235,514	235,733
2026	11.38	50,415	60,000	60,000
2026	11.47	257,616	282,310	283,360
2026	14.13	315,102	362,126	363,226
2027	18.41	114,019	120,536	—
2027	21.17	628,292	653,825	—
2023	80.82	94,600	—	—
2028	80.82	75,450	—	—
2023/2028 (1)	€86.32	861,575	—	—
		3,536,651	2,862,216	2,293,636

(1)	On December 21, 2018, the Company granted options for which the beneficiaries had a 60-day period to choose between a contractual term of five or ten years.

	2018		2017		2016
	Number of	Weighted average	Number of	Weighted average	Number of	Weighted average
	stock options	exercise price	stock options	exercise price	stock options	exercise price
Outstanding at January 1	2,862,216	€11.54	2,293,636	€7.72	1,752,926	€5.37
Granted	1,040,475	85.37	774,361	20.74	712,176	12.82
Exercised	(319,671)	7.02	(203,412)	3.46	(140,292)	3.52
Forfeited	(46,369)	30.44	(2,369)	12.52	(31,174)	10.90
Outstanding at December 31,	3,536,651	33.42	2,862,216	11.54	2,293,636	7.72
Exercisable at December 31,	1,859,315	€9.62	1,598,829	€6.80	1,257,091	€4.68

The weighted average remaining contractual life of the stock options outstanding amounted to 7.82 years on December 31, 2018 compared to 8.03 years on December 31, 2017 and 8.09 years on December 31, 2016. The table below shows the weighted average remaining contractual life for each range of exercise price:

		Weighted average
		remaining
	Outstanding on	contractual life
Exercise price (in €)	December 31,2018	(in years)
2.44-3.95	464,198	4.83
7.17-9.47	633,384	6.32
10.34-14.13	665,133	7.61
18.41-21.17	742,311	8.88
80.82-86.32	1,031,625	9.44

The fair market value of the stock options has been determined based on the Black and Scholes model. The expected volatility in the model is based on the historical volatility of peer companies and historical volatility of the Company since its initial public offering.

Below is an overview of the parameters used in relation to the grants during 2018:

Stock options granted in	June 2018	Dec 2018
Number of options granted	178,900	861,575
Average fair value of options (in EUR)	€32.12	€44.49
Share price (in EUR)	€72.00	€82.20
Exercise price (in EUR)	€80.82	€86.32
Expected volatility	45.5%	46.2%
Average expected option life (in years) (1)	7.36	10
Risk‑free interest rate	0.72%	0.77%
Expected dividends	—%	—%

(1)

On December 21, 2018, the Company granted a total of 861,575 stock options. The beneficiary can choose between a contractual term of five or ten years. The average expected option life is currently estimated at ten years. This estimate will be reassessed once the acceptance period of 60 days has passed and the beneficiaries will have made a choice between a contractual term of five or ten years. The total fair value of the grant would range from €27.7 million (100% of the stock options at an expected option life of five years) to €38.3 million (100% of the stock options at an expected option life of ten years).

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

Below in an overview of the parameter used in relation to the grants during 2016:

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

The total share-based payment expense recognized in the consolidated statement of comprehensive income totaled €19.2 million for the year ended December 31, 2018, compared to €4.3 million for the year ended December 31, 2017 and €2.3 million for the year ended December 31, 2016.

4.10       Defined benefit plans

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

As at December 31, 2016, a net liability of €1 thousand was recognized in the balance sheet as the minimum rates of return to be guaranteed by the employer were closely matched by the rates of return guaranteed by the insurer. As at December 31, 2017 and 2018, a net defined benefit obligation of respectively €25 thousand and €7 thousand was recorded.

The amounts recognized in the balance sheet are as follows:

(in thousands of €)	2018	2017	2016
Defined benefit obligation	€1,277	€1,007	€670
Fair value of plan assets	1,270	982	669
Deficit / surplus (−) of funded obligations	7	25	1
Net liability (asset)	€7	€25	€1

The movement in the defined benefit obligation, plan assets, net liability and asset over the year is as follows:

(in thousands of €)	2018	2017	2016
Defined benefit obligation at January 1	€1,007	€670	€486
Service cost	336	352	113
Interest expense	15	11	6
Contributions by plan participants	(116)	(148)	(64)
Actuarial gains (-) / losses (+)	35	124	131
Benefits paid / transfers out	—	(2)	(2)
Defined benefit obligation at December 31	€1,277	€1,007	€670

(in thousands of €)	2018	2017	2016
Fair value of plan assets at January 1	€982	€669	€486
Interest income	16	10	7
Administrative costs & taxes	(32)	(46)	(19)
Contributions by company & participants	328	423	176
Contributions by plan participants	(116)	(148)	(64)
Actuarial gains (+) / losses (-)	92	76	85
Benefits paid / transfers out	—	(2)	(2)
Fair value of plan assets at December 31	€1,270	€982	€669

In the income statement, current service cost and interest expense or income are included in the operating loss.

The Company’s estimated employer contributions for 2018 amount to €0.2 million compared to €0.3 million in 2017 and €0.1 million in 2016. Plan assets on December 31, 2018, 2017 and 2016 consisted fully of insurance contracts and did not include direct positions in the Company’s shares or bonds, nor do they include any property used by the Company. As the insurance contracts match the benefits payable by the plan, the plan assets correspond to the present value of the related obligations.

The principal actuarial assumption on the balance sheet date (weighted averages based on outstanding defined benefit obligation) was:

Actuarial assumption	2018	2017	2016
Discount rate	1.3%	1.3%	1.3%

The weighted average duration of the benefit obligations equals 18 years. Sensitivity analyses show the following effects:

Sensitivity analysis	Change in	Impact on defined‑
(in thousands of €)	assumption	benefit obligation		%
Discount rate	-1.00%	Increase by	198.1	15.51%
Discount rate	1.00%	Decrease by	57.1	(4.47)%

The above analyses were done on a mutually exclusive basis, and holding all other assumptions constant. Through its defined benefit plan, the Company is exposed to a number of risks, the most significant of which are detailed below:

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

The weighted average age of the plan participants equals 43.8 years on December 31, 2018, compared to 46 years on December 31, 2017 and 48 years on December 31, 2016.

4.11       Trade and other payables

	Year Ended
	December 31,
(in thousands of €)	2018	2017	2016
Trade payables	€6,007	€4,395	€4,385
Accruals for invoices to be received	18,145	4,046	5,444
Short‑term employee benefits	12,920	6,844	2,362
	€37,072	€15,285	€12,191

Trade payables correspond primarily to clinical and manufacturing activities. The fair value of trade payables approximates their carrying amount.

The accruals for invoices to be received amount to €18.1 million for the year ended December 31, 2018 and relate to invoices to be received from clinical manufacturing organizations for the manufacturing of drug products to be used in clinical trials and from clinical research.

Short‑term employee benefits include payables and accruals for salaries and bonuses to be paid to the employees of the Company.

4.12      Current tax liability

The current tax liability amounts to €0.8 million for the year ended December 31, 2018 and corresponds primarily to the tax payable on the result of argenx SE and on the result of argenx US, Inc. in view of the transfer price agreements set up between argenx BVBA and argenx US, Inc.

As part of its business restructuring, the Company transferred the legal ownership of its intellectual property rights from the Dutch argenx SE to its wholly owned Belgian subsidiary, argenx BVBA effective as of January 1, 2017. There is a tax ruling pending in Belgium, and if approved as currently proposed, the restructuring will result in additional tax deductible costs for argenx BVBA of €79.9 million. The Company cannot assure that it will obtain the tax ruling from the Belgian tax authorities, and it may not be allowed to treat the aforementioned amount as a tax deductible cost in the Belgian subsidiary.

4.13       Deferred revenue

Deferred revenue relates to cash received from collaboration and strategic alliances prior to completion of the earnings process. On December 31, 2018, current and non-current deferred revenue amounted to €2.2 million compared to €10.1 million at the same date in 2017, and included €2.0 million related to the upfront and milestone payments received from AbbVie in 2018, 2017 and 2016, and €0.2 million related to the upfront and milestone payments received from LEO Pharma in 2018, 2017 and 2016. These payments are recognized as revenue over the estimated duration of the Company’s involvement in the research and development programs provided for under the terms of the agreements.

5. Notes to consolidated statement of profit and loss and other comprehensive income

5.1         Revenue

	Year Ended
	December 31,
(in thousands of €)	2018	2017	2016
Upfront payments	€8,635	€20,137	€9,103
Milestone payments	11,440	9,677	500
Research and development service fees (FTE)	1,407	6,601	5,110
	€21,482	€36,415	€14,713

For the years ended December 31, 2018 and 2017, the majority of the revenue was generated under the agreements with LEO Pharma and AbbVie, each as described below. These agreements comprise elements of upfront payments, milestone payments based on development criteria and research and development funding on an agreed FTE basis.

The upfront payments received in the year ended December 31, 2018 corresponded principally to the partial recognition in revenue over the year of the upfront payment received following the signatures of a collaboration agreement with AbbVie in April 2016 and with LEO Pharma in May 2015.

The milestone payments of €11.4 million recognized in the year ended December 31, 2018 mainly related to milestone payments received under the AbbVie and LEO Pharma collaborations.

The upfront and milestone payments are recognized as revenue over the estimated period of the Company’s continuing involvement in the research and development activities provided for under the terms of these agreements.

The research and development service fees (FTE) for the year ended December 31, 2018 corresponded to FTE payments received under the collaboration agreements of €0.5 million from Shire, €0.5 million from Staten Biotechnology B.V. (Staten) and €0.4 million from LEO Pharma.

We adopted IFRS 15 - Revenue from contracts with customers on January 1, 2018 using the modified retrospective approach. For more information on the impact of adopting IFRS 15, see note 2.22.

In our current arrangements, the Company is licensing certain of its intellectual property to collaborative entities and conducts research and development activities. Such activities result in a service that is the output of the Company’s ordinary activities. The Company generates revenue through a number of these arrangements, which include license fees, milestone payments, reimbursement income and future sales-based milestones and sales-based royalties. The Company assessed that the revenues from the current material licensing and collaboration agreements are in the scope of IFRS 15.

With regard to its collaboration with AbbVie and LEO Pharma, the Company concluded as follows:

•

There is one single performance obligation under the new standard of IFRS 15, that being the transfer of a license combined with performance of research and development activities. The Company concluded that the license is not distinct in the context of the contract.

•

The transaction price of these two agreements is currently composed of a fixed part, that being an upfront license fee, and a variable part, that being milestone payments and cost reimbursements of research and development activities delivered. Milestone payments are included in the transaction price of the arrangement only when achieved. Sales-based milestones and sales-based royalties are a part of the Company’s arrangements but are not yet included in its revenues, as its programs with AbbVie and LEO Pharma are still in the development phase.

•

The transaction price has been allocated to the single performance obligation, and revenues have been recognized over the estimated service period based on a pattern that reflects the transfer of the license and progress to complete satisfaction of the research and development activities. This is because the transfer of the license is considered to be combined with the performance of research and development activities. Therefore, research and development milestone payments are variable considerations that are entirely allocated to the single performance obligation.

•	The Company has chosen an input model to measure the satisfaction of the single performance obligation that considers percentage of costs incurred for these programs (percentage of completion method).
•

Cost reimbursements received could be recognized in revenues when costs are incurred and agreed by the parties, as the Company is acting as a principal in the scope of its stake of the research and development activities of its ongoing license and collaboration agreements.

For the year ended December 31, 2018, €10.5 million of milestone revenue associated with the AbbVie collaboration agreement was recognized, of which (i) €8.3 million is related with the recognition of a preclinical milestone obtained in 2018 and (ii) €2.2 million is related with deferred revenue that was already recognized in previous periods under the former IAS 18 standard.

For the year ended December 31, 2018, €0.6 million of milestone revenue associated with the LEO Pharma collaboration agreement was recognized, of which (i) €0.5 million is related with the recognition of a preclinical milestone obtained in 2018 and (ii) €0.1 million is related with deferred revenue that was already recognized in previous periods under the former IAS 18 standard.

Below are summaries of the key collaborations.

AbbVie

In April 2016, the Company entered into a collaboration agreement with AbbVie S.À.R.L. (AbbVie) to develop and commercialize ARGX-115 (ABBV-151). Under the terms of the collaboration agreement, the Company was responsible for conducting and funding all ARGX‑115 (ABBV-151) research and development activities up to completion of IND enabling studies.

The Company granted AbbVie an exclusive option, for a specified period following completion of IND enabling studies, to obtain a worldwide, exclusive license to the ARGX‑115 (ABBV-151) program to develop and commercialize products. The Company received an upfront, nonrefundable, non-creditable payment of $40 million (€35.1 million as of the date the payment was received) from AbbVie for the exclusive option to license ARGX‑115 (ABBV-151), and we achieved two preclinical milestones, each of which triggered a $10.0 million payment (€8.9 million based on the exchange rate in effect as of the date the first milestone payment was received, and €8.7 million based on the exchange rate in effect as of the date the second milestone payment was received).

In August 2018, AbbVie exercised its option and has now assumed certain development obligations, being solely responsible for all research, development and regulatory costs relating to ARGX-115 based products. Subject to the continuing progress of ARGX-115 (ABBV-151) by AbbVie, the Company is eligible to receive development, regulatory and commercial milestone payments in aggregate amounts of up to $110 million, $190 million and $325 million, respectively, as well as tiered royalties on sales at percentages ranging from the mid‑single digits to the lower teens, subject to customary reductions.

The Company has the right, on a product‑by‑product basis to co‑promote ARGX‑115 (ABBV-151) based products in the European Economic Area and Switzerland and to combine the product with the Company’s own future immuno‑oncology programs. The co‑promotion effort would be governed by a co‑promotion agreement negotiated in good faith by the parties. AbbVie will fund further GARP‑related research by the Company for an initial period of two years. AbbVie will have the right to license additional therapeutic programs emerging from this research, for which the Company could receive associated milestone and royalty payments.

Leo Pharma

In May 2015 the Company and LEO Pharma A/S (LEO Pharma), a global healthcare company dedicated to helping people achieve healthy skin, entered into an alliance in which they collaborate to develop innovative antibody‑based solutions for the treatment of chronic inflammation underlying many skin conditions.

Under the terms of the agreement, LEO Pharma received exclusive access to an existing argenx antibody. The Company received pre‑IND payments of €4.5 million, including an upfront payment. The companies co‑funded product development costs up to clinical trial application (CTA) filing, which was obtained in April 2018.

The Company is also eligible to receive clinical, regulatory, and sales milestone payments, as well as tiered royalties on sales of resulting products at percentages ranging from the low single digits to the low teens, which are, as of the reporting date, considered contingent revenue.

5.2         Other operating income

	Year Ended
	December 31,
(in thousands of €)	2018	2017	2016
Grants	€1,842	€422	€779
Research and development incentives	2,151	983	641
Payroll tax rebates	3,756	3,436	1,019
	€7,749	€4,841	€2,439

Grants

The Flanders Innovation and Entrepreneurship Agency provided the Company with several grants.

On December 31, 2018, the situation of the grants received by the Company reflected the expenses incurred by the Company in the various research and development projects sponsored by Flanders Innovation and Entrepreneurship Agency. On December 31, 2018, the Company had two ongoing grant research projects:

(Amounts presented in thousands of €)

Flanders Innovation & Entrepreneurship - VLAIO 1
Grantor: Flanders Innovation & Entrepreneurship Agency
Start date:	11/01/2017
End date:	31/10/2020
Amount granted and approved:	€2,527
Amount recognized:	982

Flanders Innovation & Entrepreneurship - VLAIO 2
Grantor: Flanders Innovation & Entrepreneurship Agency
Start date:	01/05/2018
End date:	31/10/2020
Amount granted and approved:	€2,634
Amount recognized:	740

No conditions related to the above government grants were unfulfilled, nor were there any contingencies related thereon at the date of the approval of these consolidated financial statements, except for those described in note 7.2 of this report.

Other Incentives

Research and development incentives

The Company has accounted for a tax receivable of €2.2 million in the year ended December 31, 2018, compared to €1.0 million in the year ended December 31, 2017, following a research and development tax incentive scheme in Belgium according to which the incentive will be refunded after a 5 year period, if not offset against the current tax payable over the period (see also note 4.3).

Payroll tax rebates

The Company accounted for €3.8 million payroll tax rebates in the year ended December 31, 2018, compared to €3.4 million in the year ended December 31, 2017, as a reduction in withholding income taxes for its highly‑qualified personnel employed in its research and development department.

5.3         Segment reporting

The Company operates from the Netherlands, Belgium and the United States of America. Revenues are invoiced by the subsidiary in Belgium and are generated by clients geographically located as shown in the table below.

	Revenue from
	external
	customers
	Year ended
	December 31,
(in thousands of €)	2018	2017	2016
Netherlands	€470	€628	€548
Germany	—	—	311
Denmark	1,136	6,240	3,066
Switzerland	912	2,486	3,315
United States	—	1	47
Luxembourg	18,964	27,060	7,426
Total	€21,482	€36,415	€14,713

Information about major clients:

The Company received €21.5 million of revenue from its external customers in the year ended December 31, 2018 compared to €36.4 million over the same period in 2017, of which €19.0 million came from the Company’s largest client, €1.1 million from its second largest client and €0.9 million from its third largest client, compared to respectively €27.1 million, €6.2 million and €2.5 million in the year ended December 31, 2017. For a detailed description of our key collaborations, see note 5.1.

5.4         Research and development expenses

	Year Ended
	December 31,
(in thousands of €)	2018	2017	2016
Personnel expense	€26,519	€16,473	€9,844
External research and development expenses	48,859	27,893	17,562
Materials and consumables	1,464	1,562	1,180
Depreciation and amortization	494	446	335
Other expenses	6,273	5,366	2,636
	€83,609	€51,740	€31,557

5.5         Selling, general and administrative expenses

	Year Ended
	December 31,
(in thousands of €)	2018	2017	2016
Personnel expense	€18,292	€6,745	€3,256
Consulting fees	5,472	3,289	2,563
Supervisory board	1,088	621	446
Office costs	2,619	1,793	746
	€27,471	€12,448	€7,011

5.6         Personnel expenses

The personnel expenses which exclude consultants mentioned above are as follows:

	Year Ended
	December 31,
(in thousands of €)	2018	2017	2016
Short‑term employee benefits—Salaries	€18,617	€12,149	€8,527
Short‑term employee benefits—Social Security	2,213	1,504	1,027
Post‑employment benefits	441	291	175
Termination benefits	96	8	86
Share‑based payment	18,527	3,985	2,849
Employer social security contributions stock options	4,918	5,281	436
	€44,812	€23,218	€13,100

The post‑employment benefits relate to the pension plans the Company has in place for its employees.

The number of full‑time equivalents (FTE) employees by department is presented below:

	Year Ended
	December 31,
Number of FTE	2018	2017	2016
Research and development	74.4	56.8	46.9
Selling, general and administrative	29.5	14.7	9.9
	103.9	71.5	56.8

These FTE’s are working outside the Netherlands.

5.7         Operating leases

Operating lease payments recognized as an expense in the statement of profit and loss and other comprehensive income amount to €1.5 million for the year ended December 31, 2018 (of which €1.1 million is presented as research and development expenses and €0.4 million is included under selling, general and administrative expenses) versus €1.2 million for the year ended December 31, 2017 (of which €0.3 million is presented as research and development expenses and €0.9 million is included under selling, general and administrative expenses). The Company’s future operating lease commitments are as follows:

	Year Ended
	December 31,
Operating lease commitments (in thousands of €)	2018	2017	2016
Less than 1 year	€1,028	€1,028	€915
1–3 years	1,766	465	1,159
3–5 years	210	33	24
More than 5 years	—	—	—
	€3,004	€1,526	€2,098

The Company has a lease plan for the Company’s cars with maturity dates up to four years.

For the laboratory and office space, the Company has a lease agreement in Zwijnaarde Belgium for a period of nine years starting from April 1, 2016, with the possibility to terminate the lease by giving a notice of at least twelve months in advance at the occasion of the third and sixth anniversary of the agreement (see also note 7.6).

For its offices in the Netherlands and the United States of America, the Company has a lease agreement renewable on an annual base.

No purchase options were in effect under the lease agreements described above.

5.8         Financial result and exchange gains/(losses)

	Year Ended
	December 31,
(in thousands of €)	2018	2017	2016
Interest income on bank deposits	€1,371	€165	€61
Net gains on current financial assets at FVTPL	2,323	210	12
Realized gain on non-current financial assets	—	875	—
Financial income	3,694	1,250	73

Realized exchange gains/(losses)	1,355	—	—
Unrealized exchange gains/(losses)	10,953	(5,797)	(31)
Exchange gains/(losses)	12,308	(5,797)	(31)

The exchange gains of €12.3 million for the year ended December 31, 2018 were primarily attributable to unrealized exchange rate gains on our cash and cash equivalents and current financial assets position in USD due to the favorable fluctuation of the USD exchange rate over the period.

5.9         Income taxes

The income tax expense for the year can be reconciled to the accounting loss as follows:

	Year Ended
	December 31,
(in thousands of €)	2018	2017	2016
Loss before taxes	(65,847)	(27,479)	(21,374)
Income tax calculated at 25%	16,462	6,870	5,344
Effect of expenses and gains that are not deductible in determining taxable results	(3,934)	(1,141)	(755)
Effect of stock issue expenses that are not deductible in determining taxable results	3,716	5,754	462
Effect of concessions (R&D incentives and grants)	430	453	463
Effect of tax losses carried forward not recognized (Netherlands)	—	—	(5,551)
Effect of usage of tax losses carried forward not previously recognized (Netherlands)	—	19,378	—
Effect of tax losses carried forward not recognized (Belgium)	(5,511)	(27,413)	—
Effect of usage of tax losses carried forward not previously recognized (Belgium)	—	—	195
Effect of change in corporate tax rate on deferred tax asset not previously recognized (Belgium)	—	373	—
Effect of different tax rates in jurisdictions in which the company operates	(15)	(517)	(180)
Deferred tax asset other than loss carryforwards not recognized	(11,968)	(4,363)	—
Other	26	9	22
Income tax expense recognized in the consolidated statement of profit and loss	€(794)	€(597)	€0

The tax rate used for the 2018, 2017 and 2016 reconciliations above is the corporate income tax rate of 25% payable by corporate entities in the Netherlands.

The unrecognized deferred tax asset on deductible temporary differences and unused tax losses amounts to €29.3 million on December 31, 2018, compared to €28.4 million on December 31, 2017. Deferred tax have been measured using the effective rate that will apply in Belgium (25%). The Company has unused tax loss carried forwards for an amount of €117.1 million on December 31, 2018. This, combined with other temporary differences, resulted in a net deferred tax asset position. Due to the uncertainty surrounding the Company’s ability to realize taxable profits in the near future, the Company did not recognize any deferred tax assets.

As part of its business restructuring, the Company transferred the legal ownership of its intellectual property rights from the Dutch argenx SE to its wholly owned Belgian subsidiary, argenx BVBA, effective as of January 1, 2017. There is a tax ruling pending in Belgium, and if approved as currently proposed, the restructuring will result in additional tax deductible costs for argenx BVBA of €79.9 million. The Company cannot guarantee that it will obtain the tax ruling from the Belgian tax authorities, and it may not be allowed to treat the aforementioned amount as a tax deductible cost in the Belgian subsidiary. Accordingly, no deferred tax asset has been recognized in respect of these tax operating losses (see note 4.12).

5.10         Loss per share

	Year Ended December 31,
(in thousands of €)	2018	2017	2016
Loss of the year	€(66,641)	€(28,076)	€(21,374)
Weighted average number of shares outstanding	33,419,356	24,609,536	18,820,612
Basic and diluted loss per share (in €)	€(1.99)	€(1.14)	€(1.14)

Earnings/losses per ordinary share are calculated by dividing the loss for the period by the weighted average number of ordinary shares during the year.

As the Company is suffering operating losses, options have an anti‑dilutive effect. As such, there is no difference between basic and diluted earnings/losses per ordinary share. There are no other instruments that could potentially dilute earnings per ordinary share in the future.

6. Financial instruments and financial risk management

6.1         Overview of financial instruments

The Company adopted IFRS 9 on January 1, 2018. On the date of initial application, the financial instruments of the Company were as follows:

	Measurement category		Carrying amount
	Original	New	Original	New
(in thousands of €)	IAS 39	IFRS 9	IAS 39	IFRS 9

Financial assets — non-current	Available for sale	FVTPL	€1	€1

Research and development incentive receivables — non-current	Amortised cost	Amortised cost	3,033	3,033

Restricted cash — non-current	Amortised cost	Amortised cost	256	256

Trade and other receivables	Amortised cost	Amortised cost	2,842	2,842

Prepaid expenses	Amortised cost	Amortised cost	2,338	2,338

Financial assets—current	FVTPL	FVTPL	168,907	168,907

Research and development incentive receivables — current	Amortised cost	Amortised cost	158	158

Restricted cash — current	Amortised cost	Amortised cost	1,692	1,692

Cash and cash equivalents	Amortised cost	Amortised cost	190,867	190,867

Trade and other payables	Amortised cost	Amortised cost	15,285	15,285

Current financial assets included collective investment funds nominated in € and $ that are not considered as cash equivalents and of which the underlying investments include bonds and other international debt securities. The average credit rating of the underlying instruments is BBB or higher. The maximum exposure to credit risk is the carrying value at reporting date. These investment funds are recognized at fair value in the Company’s consolidated financial statements (level 1). The fair value corresponds to the quoted market price and can therefore be classified as a level 1 fair value measurement. The net asset value (NAV) of the funds is available on a daily basis. Any difference between amounts invested and fair value at reporting date is booked in Profit & Loss.

Due to the current nature of the financial liabilities, the nominal value of all financial liabilities presented above approximates their fair value.

The Company carried the following assets at fair value on December 31, 2018, 2017 and 2016 respectively:

	At December 31,2018
(in thousands of €)	Level 1		Level 2		Level 3
Non-current financial assets	€		€		€1
Current financial assets		283,529
Assets carried at fair value		€283,529		€—	€1

	At December 31,2017
(in thousands of €)	Level 1		Level 2		Level 3
Non-current financial assets	€		€		€1
Current financial assets		168,907
Assets carried at fair value		€168,907		€—	€1

	At December 31,2016
(in thousands of €)	Level 1		Level 2		Level 3
Non-current financial assets	€		€		€1
Current financial assets		6,831
Assets carried at fair value		€6,831		€—	€1

During the disclosed calendar year no transfers occurred between the applicable categories. Given the insignificant value of the Company’s assets categorized as Level 3, the additional Level 3 disclosures have been omitted.

6.2         Capital risk

The Company manages its capital to ensure that it will be able to continue as a going concern. The capital structure of the Company consists of equity attributed to the holders of equity instruments of the Company, such as capital, reserves and accumulated losses as mentioned in the consolidated statement of changes in equity. The Company makes the necessary adjustments in the light of changes in the economic circumstances, risks associated to the different assets and the projected cash needs of the current and projected research activities. On December 31, 2018 cash and cash equivalents amounted to €281.0 million and total capital amounted to €677.1 million. The current cash situation and the anticipated cash generation are the most important parameters in assessing the capital structure. The Company’s objective is to maintain the capital structure at a level to be able to finance its activities for at least twelve months. Cash income from existing and new partnerships is taken into account and, if needed and possible, the Company can issue new shares or enter into financing agreements.

6.3         Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults. Concentrations in credit risk are determined based on an analysis of counterparties and their importance on the overall outstanding contractual obligations at year end.

The Company has a limited number of collaboration partners and therefore has a significant concentration of credit risk. However, it has policies in place to ensure that credit exposure is kept to a minimum and significant concentrations of credit exposure are only granted for short periods of time to high credit quality collaboration partners.

Credit exposure is controlled by counterparty limits that are reviewed and approved by management annually.

Cash and cash equivalents and short‑term deposits are invested with several highly reputable banks and financial institutions. The Company holds its cash and cash equivalents mainly with different banks which are independently rated with a minimum rating of ‘BBB’.

The Company also holds short term investment funds in the form of money market funds with a recommended investment horizon of 6 months or shorter but with a low historical volatility. These money market funds are highly liquid investments, can be readily convertible into a known amount of cash. Since they are a basket of funds there is no individual credit risk involved.

The average credit rating of the underlying instruments for the investment funds is BBB or higher.

The maximum credit risk, to which the Company is theoretically exposed as at the balance sheet date, is the carrying amount of the financial assets.

At the end of the reporting period no financial assets were past due, consequently no financial assets were subject to impairment.

6.4         Liquidity risk

The Company manages liquidity risk by maintaining adequate reserves, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

The Company’s main sources of cash inflows are obtained through capital increases and collaboration agreements. This cash is invested in savings accounts, term accounts and short term investment funds in the form of money market funds. These money market funds represent the majority of the Company’s available sources of liquidity however since all of these are immediately tradable and convertible in cash they have a limited impact on the liquidity risk.

All financial liabilities (principally trade and other payables as disclosed in note 6.1) have a maturity within 3 months unless otherwise disclosed in these consolidated financial statements.

6.5         Interest rate risk

The Company is currently not exposed to significant interest rate risk. The only interest‑bearing financial assets are cash at banks on deposit and term accounts.

Given the short‑term nature of these investments the sensitivity towards interest rate fluctuations is deemed not to be significant. For the year ended December 31, 2018, if applicable interest rates would increase/decrease by 25 basis points, this would have a positive/negative impact of €0.3 million (compared to €0.3 million for the year ended December 31, 2017 and €0.1 million for the year ended December 31, 2016).

6.6         Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise.

The Company is mainly exposed to the US Dollar and GBP.

The net exposure to exchange differences of the monetary assets (being cash, cash equivalents and current financial assets) of the Company at the end of the reporting period are as follows:

	At December 31,
(in thousands of €)	2018	2017	2016
USD	312,831	147,169	624
GBP	2	406	—

On December 31, 2018, if the USD/EUR exchange rate would have increased/decreased by 10%, this would have had a negative/positive impact of €28.44 million (compared to €13.38 million on December 31, 2017). On December 31, 2018, if the GBP/EUR exchange rate would have increased/decreased by 10%, this would have had no significant impact.

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

Compensation of key management personnel

Key management personnel of the Company is composed of the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Chief Scientific Officer, the Chief Development Officer, the Chief Medical Officer, the Senior Vice President of Business Development and the General Counsel.

The remuneration of the key management personnel during the year was as follows:

	Year Ended December 31,
(in thousands of €)	2018	2017	2016
Short term employee benefits	€4,236	€3,126	€1,832
Post employment benefits	153	115	125
Termination benefits	—	—	—
Share‑based payment (1)	13,363	12,041	2,261
Employer social security contributions stock options (2)	2,792	3,073	436
	€20,544	€18,355	€4,654

(1)	Amount shown represents the expenses, recorded with respect to the option awards granted in the year, measured using the Black Scholes formula.
(2)

The Company incurs employer social security costs with respect to the option awards granted to certain members of the executive management. The amount of employer social security costs depends on the actual economic value realized and therefore varies based on our stock price. At each reporting date, the Company makes a calculation of the exposure.

Remuneration of the executive directors

The tables below show the remuneration received by executive directors for the years ended December 31, 2018, 2017 and 2016 (in €). Eric Castaldi served as a member of our board until April 26, 2017. A scenario analysis based on best practice clause II.2.1. of the Dutch Corporate Governance Code was made. Both executive directors have met each of their bonus targets previously established by the non-executive directors during the years ended December 31, 2018, 2017 and 2016 and the full bonus was granted in the same year.

			Pension
2016	Base salary	Bonus	contributions	Social security costs	ESOP (1)	Other (2)	Total
Tim Van Hauwermeiren	253,284	101,314	11,929	10,284	488,020	9,184	874,015
Eric Castaldi	235,952	82,583	84,972	136,124	786,035	—	1,325,666
Total	489,236	183,897	96,901	146,408	1,274,055	9,184	2,199,681

			Pension
2017	Base salary	Bonus	contributions	Social security costs	ESOP (1)	Other (2)	Total
Tim Van Hauwermeiren	303,941	301,635	14,315	9,459	2,968,195	9,601	3,607,146
Eric Castaldi	271,344	173,284	62,335	254,732	4,089,209	14,979	4,865,883
Total	575,285	474,919	76,650	264,191	7,057,404	24,580	8,473,029

			Pension
2018	Base salary	Bonus	contributions	Social security costs	ESOP (1)	Other (2)	Total
Tim Van Hauwermeiren	500,000	284,600	15,102	10,011	3,559,200	33,855	4,402,768
Total	500,000	284,600	15,102	10,011	3,559,200	33,855	4,402,768

(1)

Amount shown represents the expenses, recorded with respect to the option awards granted in the year, measured using the Black Scholes formula, and the employer social security costs with respect to the option awards granted to certain members of the executive management. The amount of employer social security costs depends on the actual economic value realized and therefore varies based on our stock price. At each reporting date, the Company makes a calculation of the exposure.

(2)	Consists of rent paid by the Company, costs attributable to the lease of a company car and employer-paid medical insurance premiums.

The table below shows the number of stock options granted to the executive directors during the years ended December 31, 2018, 2017 and 2016 and their exercise price equal to the fair market value upon date of grant, and the stock options exercised during 2018, 2017 and 2016.

2016	ESOPs	Term		Exercise price	Exercised
Tim Van Hauwermeiren	50,000	10	years	11.47
	30,600	10	years	14.13
				3.95	53,092
				2.44	72,200
Eric Castaldi	28,200	10	years	11.47
	28,200	10	years	14.13
Total	137,000				125,292

2017	ESOPs	Term		Exercise price	Exercised
Tim Van Hauwermeiren	80,000	10	years	21.17
				2.44	65,380
Eric Castaldi	43,200	10	years	21.17
Total	123,200				65,380

2018	ESOPs	Term		Exercise price	Exercised
Tim Van Hauwermeiren (1)	80,000	5 / 10	years	86.32
				7.17	40,000
Total	80,000				40,000

(1)	On December 21, 2018, the Company granted options for which the beneficiary had a 60-day period to choose between a contractual term of five or ten years.

The table below shows the stock options held at the start of the year ended December 31, 2018, the stock options granted to executive directors which have vested during the year ended December 31, 2018 and the stock options to vest in the years until 2021.

	Total			Total
	options			options	Options
	held on	options	options	held on	vested		Options		Options		Options		Options
	January 1,	granted in	exercised in	December 31,	until	Exercise	vested in	Exercise	to vest	Exercise	to vest	Exercise	to vest	Exercise
Name	2018	2018	2018	2018	2017	price	2018	price	2019	price	2020	price	2021	price
Tim Van Hauwermeiren	296,200	80,000	(40,000)	336,200	65,000	7.17
					20,400	9.47	10,200	9.47
					26,389	11.47	16,667	11.47	6,944	11.47
					10,200	14.13	10,200	14.13	10,200	14.13
							26,667	21.17	26,666	21.17	26,667	21.17
									26,667	86.32	26,666	86.32	26,667	86.32

The table below shows the remaining term of the options held by the executive directors on December 31, 2018.

Name	Number of options	Remaining term at December 31, 2018 (rounded up)
Tim Van Hauwermeiren	65,000	6.0		years
	30,600	7.0		years
	50,000	7.5		years
	30,600	8.0		years
	80,000	9.0		years
	80,000	5.0 / 10.0	(1)	years

(1)	On December 21, 2018, the Company granted options for which the beneficiary had a 60-day period to choose between a contractual term of five or ten years.

Stock options are granted to the executive directors by the Board based on the recommendation of the Remuneration and Nomination Committee and the option allocation scheme established by the Board pursuant to the argenx Employee Stock Option Plan.

Remuneration of non-executive directors

The following table sets forth the information regarding the compensation earned by our non‑executive directors during the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
Peter Verhaeghe	€77,500	€77,500	€55,000
David L Lacey	50,000	50,000	45,930
Werner Lanthaler	55,000	55,000	45,000
Pamela Klein	42,500	42,500	35,000
Don Debethizy	52,500	52,500	43,000
A.A. Rosenberg	42,500	42,500	—
James M. Daly	35,000	—	—
Total	€355,000	€320,000	€223,930

The table below shows the number of stock options granted to the non-executive directors during the years ended December 31, 2018, 2017 and 2016 and their exercise price, based on the 30 day average stock price prior to their date of grant, and the stock options exercised during the years ended December 31, 2018, 2017 and 2016.

2016	ESOPs	Term		Exercise price	Exercised
Peter Verhaeghe	10,000	10	years	11.38
David L Lacey	10,000	10	years	11.38
Werner Lanthaler	10,000	10	years	11.38
Don Debethizy	10,000	10	years	11.38
Pamela Klein	10,000	10	years	11.38
A.A. Rosenberg (1)	15,000	10	years	14.13
Total	65,000				—

(1)

15,000 stock options were granted to Msc. A.A. Rosenberg in December 2016 in his capacity of consultant to the Company. Msc. A.A. Rosenberg was appointed as a member of our board of directors at our Annual General Meeting in April 2017.

2017	ESOPs	Term		Exercise price	Exercised
David L Lacey	15,000	10	years	21.37
Total	15,000				—

2018	ESOPs	Term		Exercise price	Exercised
James M. Daly	15,000	10	years	80.82
Peter Verhaeghe	10,000	10	years	86.32
David L Lacey	10,000	10	years	86.32
Werner Lanthaler	10,000	10	years	86.32
				2.44	3,566
				7.17	5,000
				2.44	10,850
				11.38	5,556
Don Debethizy	10,000	10	years	86.32
Pamela Klein	10,000	10	years	86.32
A.A. Rosenberg	10,000	10	years	86.32
James M. Daly	10,000	10	years	86.32
Total	85,000				24,972

The table below shows the stock options held at the start of the year ended December 31, 2018 and the stock options granted to the non‑executive directors which have vested during the year ended December 31, 2018, as well as the stock options to vest in the years ending December 31, 2019, December 31, 2020 and December 31, 2021 (in number of stock options), and the respective exercise price of such stock options:

	Total			Total					Options		Options		Options
	options	Options	Options	options	Options		Options		to		to		to
	held on	granted	exercised	held on	vested		vested		vest		vest		vest
	January 1,	in	in	December 31,	until	Exercise	in	Exercise	in	Exercise	in	Exercise	in	Exercise
Name	2018	2018	2018	2018	2017	price	2018	price	2019	price	2020	price	2021	price
Peter Verhaeghe	34,585	10,000		44,585	11,626	€2.44
					7,959	€3.95
					5,000	€7.17
					5,000	€11.38	3,333	€11.38	1,667	€11.38
									3,333	€86.32	3,334	€86.32	3,333	€86.32

David L. Lacey	44,443	10,000		54,443	6,643	€2.44
					12,800	€7.17
					5,000	€11.38	3,333	€11.38	1,667	€11.38
							5,000	€21.17	5,000	€21.17	5,000	€21.17
									3,333	€86.32	3,334	€86.32	3,333	€86.32

Werner Lanthaler	29,416	10,000	(24,972)	14,444	—	€2.44
					—	€7.17
					—	€11.38	2,777	€11.38	1,667	€11.38
									3,333	€86.32	3,334	€86.32	3,333	€86.32

J. Donald deBethizy	25,000	10,000		35,000	12,500	€11.44	2,500	€11.44
					5,000	€11.38	3,333	€11.38	1,667	€11.38
									3,333	€86.32	3,334	€86.32	3,333	€86.32

Pamela Klein	25,000	10,000		35,000	12,500	€11.44	2,500	€11.44
					5,000	€11.38	3,333	€11.38	1,667	€11.38
									3,333	€86.32	3,334	€86.32	3,333	€86.32

A.A. Rosenberg	15,000	10,000		25,000	5,000	€14.13	5,000	€14.13	5,000	€14.13
									3,333	€86.32	3,334	€86.32	3,333	€86.32

James M. Daly	—	25,000		25,000					7,500	€80.82	5,000	€80.82	2,500	€80.82
									3,333	€86.32	3,334	€86.32	3,333	€86.32

The table below shows the remaining term of the stock options held by the non‑executive directors on December 31, 2018.

Remaining term on
	Number of	December 31, 2018
Name	stock options	(rounded up)
Peter K.M. Verhaeghe	3,650	1.5 years
	2,340	2.0 years
	5,560	4.5 years
	3,181	5.0 years
	9,854	6.0 years
	10,000	7.5 years
	10,000	10.0 years
David L. Lacey	3,180	4.5 years
	1,818	5.0 years
	14,445	6.0 years
	10,000	7.5 years
	15,000	9.0 years
	10,000	10.0 years
Werner Lanthaler	4,444	7.5 years
	10,000	10.0 years
J. Donald deBethizy	15,000	6.5 years
	10,000	7.5 years
	10,000	10.0 years
Pamela Klein	15,000	6.5 years
	10,000	7.5 years
	10,000	10.0 years
A.A. Rosenberg	15,000	8.0 years
	10,000	10.0 years
James M. Daly	15,000	9.5 years
	10,000	10.0 years

Stock options are granted to the non-executive directors by the Board based on the recommendation of the Remuneration and Nomination Committee, and the option allocation scheme established by the board pursuant to the argenx Employee Stock Option Plan.

7.2         Contingencies

The Company is currently not facing any outstanding claims or litigations that may have a significant adverse impact on the Company’s financial position.

As described in note 5.2 the Company has received several types of government grants which are granted subject to a certain number of conditions that need to be met at grant date and in the future. The Company recognizes grant income from Belgian and Flemish grant bodies when all contractual conditions are met. These government institutions may however subsequently perform an audit which may result in a (partial) claw back of the grant. The Company deems that the claw back risk is remote in view of the continuous monitoring of the contractual conditions. In September 2018, the Company was awarded a grant from the Flanders Innovation and Entrepreneurship Agency (“the VLAIO 2 grant”). The award of this grant is linked to the fulfillment of a specific condition in which our subsidiary argenx BVBA has to demonstrate that it does no longer meet the criteria of Article 2.18 of EU regulation nr. 651/2014 with regard to “undertakings in difficulty”. The deadline for providing supporting evidence that argenx BVBA is no longer an “undertaking in difficult” was determined on May 31, 2019 and will be based on the audited statutory accounts of argenx BVBA for the year ending December 31, 2018. Until then, all payments in respect of the VLAIO 2 grant have been suspended. The Company has recognized grant income in respect of this VLAIO 2 grant for the year ended December 31, 2018, as the equity of its subsidiary argenx BVBA has been restored and as such does no longer meet the criteria of Article 2.18 of EU regulation nr. 651/2014 with regard to “undertakings in difficulty”. The Company has fulfilled all remaining existing conditions relating to the recognition of its grant income.

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

As described in note 4.9, in 2018, the Company granted a total of 1,040,475 stock options to certain of its employees, Board members and consultants. As part of the grant of these stock options, the Company has undertaken to compensate Belgian taxes that are paid upon the grant of these stock options if and when at the end of the exercise period, the stock price would be lower than the exercise price, as increased with these taxes. The Company has applied for a tax ruling on this subject that would cover the stock option grants as from June 28, 2018. The exposure that the Company could face at the end of the exercise period for the stock options granted in 2018 ranges from €2.9 million to €3.5 million.

7.3         Commitments

At balance sheet date, there were no commitments signed for the acquisition of property, plant and equipment or intangible assets.

The Company’s manufacturing commitments with its drug substance manufacturing contractor Lonza relate to the ongoing execution of the BLA services for efgartigimod and the ongoing manufacturing activities related to the start-up of Lonza Singapore as a potential future commercial manufacturing site. In December 2018, the Company signed its first commercial supply agreement with Lonza related to the reservation of commercial drug substance supply capacity for efgartigimod. The total commitment under this commercial supply agreement amounts to a minimum commitment of £25.3 million over a period of five years starting from 2020. In the aggregate, the Company has outstanding commitments for efgartigimod of approximately €42.2 million. In addition to the obligations for efgartigimod, the Company also has contractual obligations for cusatuzumab of approximately €4.5 million starting from 2019.

For information on the operating leases, see note 5.7.

7.4         Audit Fees

The following auditors’ fees were expensed in the income statement:

	Year Ended December 31,
Fees	2018	2017	2016
	in thousands of €
Audit fees (1)	€648	€179	€85
Audit-related fees	143	724	65
Tax and other services (2)	—	—	2
Total	€791	€903	€152

(1)	Audit services performed by Deloitte Accountants B.V. as the external auditor referred to in Section 1 of the Dutch Accounting Firms Oversight Act (Wta) as well as by the Deloitte network.
(2)	Tax and other services performed conducted by the Deloitte network.

7.5         Overview of consolidation scope

The parent company argenx SE is domiciled in the Netherlands. The Company, argenx SE, has one subsidiary, argenx BVBA, based in Belgium. Since October 2017, argenx BVBA has also one subsidiary, argenx US Inc., based in the United States of America. Details of the Company’s consolidated entities at the end of the reporting period are as follows:

List of consolidated companies.

Name	Registration number	Country	Participation	Main activity
argenx SE	COC 24435214	The Netherlands	100.00%	Holding company
argenx BVBA	0818292196	Belgium	100.00%	Biotechnical research on drugs and pharma processes
argenx US, Inc.	36-4880497	USA	100.00%	Pharmaceuticals and pharmacy supplies merchant wholesalers

7.6         Events after the balance sheet date

The Company signed a new lease agreement effective January 2, 2019 for approximately 560 square meters of additional office space in Zwijnaarde, Belgium. This lease agreement will automatically expire on the same date as the lease agreement for our current office and laboratory space, being March 31, 2025. The new lease agreement increases the future commitments with €0.7 million.

On January 18, 2019, the Company announced the closing of an exclusive global collaboration and license agreement for cusatuzumab with Janssen. The collaboration agreement became effective following expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and the closing of the private placement of 1,766,899 new argenx shares at a price of €100.02 per share to Johnson & Johnson Innovation Inc. (JJDC, Inc). argenx and Janssen have agreed to a joint global clinical development plan to evaluate cusatuzumab in acute myeloid leukemia, myelodysplastic syndromes and other potential future indications. Under the terms of the agreement, Janssen has paid argenx $300 million in an upfront payment. argenx will be eligible to receive potentially up to $1.3 billion in development, regulatory and sales milestones, in addition to tiered royalties, ranging from the low double digits to the high teens. Janssen will be responsible for commercialization worldwide. argenx retains the option to participate in commercialization efforts in the U.S., where the companies have agreed to share royalties on a 50/50 basis, and outside the U.S., Janssen will pay double-digit sales royalties to argenx.

On February 4, 2019, the Company announced that it entered into a global collaboration and license agreement with Halozyme that enables use by argenx of Halozyme’s ENHANZE® drug delivery technology to develop multiple subcutaneous product formulations for current or future argenx product candidates. Under the terms of the agreement, argenx will pay an upfront payment of $30 million to Halozyme, $10 million per target for future target nominations and potential future payments of up to $160 million per selected target, subject to achievement of specified development, regulatory and sales-based milestones. Halozyme will also receive mid-single digit royalties on sales of commercialized products.

On March 14, 2019, the Company announced that ABBV-151, an antibody product candidate formerly named ARGX-115 and exclusively licensed to AbbVie, has commenced clinical development with the initiation of a first-in-human clinical trial. The attainment of this development milestone triggers a $30 million payment by AbbVie.

On March 20, 2019, the Company signed a new lease agreement for approximately 580 square meters of additional office space in Boston, USA. This lease agreement will expire in July 2024. The new lease agreement increases the future commitments with $2.2 million.

(This page has been left blank intentionally.)