Form 20-F
period 2019-12-31
ARGENX SE
filed 2020-03-31
CIK 1697862

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Tim Van Hauwermeiren argenx BV Industriepark Zwijnaarde 7, Building C 9052 Zwijnaarde (Ghent) Belgium +32 9 310 34 00 TVanHauwermeiren@argenx.com
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol:	Name of each exchange on which registered:
American Depositary Shares, each representing one ordinary share with a nominal value of €0.10 per share	ARGX	Nasdaq Global Select Market
Ordinary shares with a nominal value of €0.10 per share *		Nasdaq Global Select Market*

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

As of December 31, 2019 42,761,528 ordinary shares were outstanding, including ordinary shares represented by American Depositary Shares.

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

Yes ☐  No X

Cautionary Statement with Respect to Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “will,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of clinical trials of our product candidates, including statements regarding when results of the trials will be made public;
•	the potential attributes and benefits of our product candidates and their competitive position with respect to other alternative treatments;
•	our ability to advance product candidates into, and successfully complete, clinical trials;
•	our plans related to the commercialization of our product candidates, if approved;
•	the anticipated pricing and reimbursement of our product candidates, if approved;
•	the timing or likelihood of regulatory filings and approvals for any product candidates;
•	our ability to establish sales, marketing and distribution capabilities for any of our product candidates that achieve regulatory approval;
•	our regulatory strategy and our ability to establish and maintain manufacturing arrangements for our product candidates;
•	the scope and duration of protection we are able to establish and maintain for intellectual property rights covering our product candidates, platform and technology;
•	our estimates regarding expenses, future revenues, capital requirements and our needs for additional financing;
•	the rate and degree of market acceptance of our product candidates, if approved;
•	the potential benefits of our current collaborations;
•	our plans and ability to enter into collaborations for additional programs or product candidates;
•	the effect of COVID-19 on our business; and
•	the impact of government laws and regulations on our business.

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

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.      KEY INFORMATION

A.       SELECTED FINANCIAL DATA

Our consolidated audited financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. We derived the selected consolidated statements of profit and loss and other comprehensive income, selected condensed consolidated statements of financial position and selected condensed consolidated statements of cash flow as of and for the years ended December 31, 2019, 2018 and 2017 from our consolidated audited financial statements, included herein. Our selected consolidated statement of profit and loss and other comprehensive income, selected condensed consolidated statement of financial position and selected condensed consolidated statement of cash flow as and for the year ended December 31, 2016 and 2015 have been extracted from our consolidated audited financial statements, which are not included herein. This data should be read together with, and is qualified in its entirety by reference to, “Item 5—Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	Year ended
	December 31,
	2019	2018	2017	2016	2015
	(In thousands, except share and per share data)
Consolidated statement of profit and loss and other comprehensive income:
Revenue	€69,783	€21,482	€36,415	€14,713	€6,854
Other operating income	12,801	7,749	4,841	2,439	3,101
Research and development expenses	(197,665)	(83,609)	(51,740)	(31,557)	(20,635)
Selling, general and administrative expenses	(64,569)	(27,471)	(12,448)	(7,011)	(4,925)
Change in fair value on financials assets	1,096	—	—	—	—
Operating loss	(178,554)	(81,849)	(22,932)	(21,416)	(15,605)
Financial income	14,399	3,694	1,250	73	112
Financial expense	(124)	—	—	—	—
Exchange gains/(losses)	6,066	12,308	(5,797)	(31)	181
Loss before taxes	(158,213)	(65,847)	(27,479)	(21,374)	(15,312)
Income tax expense	(4,752)	(794)	(597)	—	—
Loss for the year and total comprehensive loss	€(162,965)	€(66,641)	€(28,076)	€(21,374)	€(15,312)
Weighted average number of shares outstanding	38,619,121	33,419,356	24,609,536	18,820,612	15,734,007
Basic and diluted loss per share (in €)	€(4.22)	€(1.99)	€(1.14)	€(1.14)	€(0.97)

	As of December 31,
	2019	2018	2017	2016	2015
	(In thousands)
Condensed consolidated statement of financial position:
Cash, cash equivalents and current financial assets	€1,335,821	€564,569	€359,775	€96,728	€42,327
Total assets	1,433,339	578,458	370,908	105,772	45,962
Deferred revenue — current and non-current	290,370	2,161	10,070	30,206	4,141
Total liabilities	382,593	40,063	25,977	42,398	8,684
Share capital	4,276	3,597	3,217	2,012	1,580
Share premium	1,308,539	673,454	430,518	126,358	82,169
Total equity	1,050,746	538,395	344,931	63,374	37,278

	As of December 31,
	2019	2018	2017	2016	2015
	(In thousands)
Condensed consolidated statement of cash flows:
Cash and cash equivalents at beginning of the period	€281,040	€190,867	€89,897	€35,514	€32,180
Net cash flows (used in) / from operating activities	134,584	(53,839)	(36,546)	10,599	(13,897)
Net cash flows (used in) / from investing activities	(744,338)	(107,542)	(162,052)	(806)	16,812
Net cash flows (used in) / from financing activities	659,359	244,671	305,365	44,621	238
Effect of exchange rate differences on cash and cash equivalents	637	6,883	(5,797)	(31)	181
Cash and cash equivalents at end of the period	€331,282	€281,040	€190,867	€89,897	€35,514

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

We are a clinical‑stage biopharmaceutical company with a limited operating history. We do not currently have any approved products and have never generated any revenue from product sales. Since our inception, we have incurred significant operating losses. We incurred losses for the year and total comprehensive losses of €66.6 million and €163.0 million for the years ended December 31, 2018 and 2019, respectively. As of December 31, 2019, we had accumulated losses of €332.6 million. Our losses resulted principally from costs incurred in research and development, preclinical testing, clinical development of our product candidates as well as costs incurred for research programs and from general and administrative costs associated with our operations. In addition, we expect to continue to incur significant costs associated with our listings in the United States and in

Europe. In the future, we intend to continue to conduct research and development, preclinical testing, clinical trials and regulatory compliance activities and we intend to continue our efforts to establish a sales, marketing and distribution infrastructure. These expenses, together with anticipated general and administrative expenses, will result in incurring further significant losses for at least the next several years. Our losses, among other things, will continue to cause our working capital and shareholders’ equity to decrease. We anticipate that our expenses will increase substantially if and as we:

•	execute the Phase 3 clinical trials of efgartigimod in myasthenia gravis, or MG, in primary immune thrombocytopoenia, or ITP, and in pemphigus vulgaris, or PV;
•	complete the Phase 2 clinical trials of efgartigimod in PV and launch a Phase 2 clinical trial in chronic inflammatory demyelinating polyneuropathy, or CIDP;
•	complete the Phase 2 clinical trials of cusatuzumab in acute myeloid leukemia, or AML and high‑risk myelodysplastic syndrome, or MDS;
•	jointly develop and commercialize cusatuzumab with Janssen as per the collaboration agreement signed in December 2018;
•	continue the research and development of our other clinical‑ and preclinical‑stage product candidates and discovery stage programs;
•	seek to enhance our technology platform and discover and develop additional product candidates;
•	seek regulatory approvals for any product candidates that successfully complete clinical trials;
•	establish a sales, marketing and distribution infrastructure and scale‑up manufacturing capabilities to commercialize any product candidates for which we may obtain regulatory approval;
•	maintain, expand and protect our intellectual property portfolio, including litigation costs associated with defending against alleged patent infringement claims;
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

Even if we do generate product royalties or product sales, we may never achieve or sustain profitability on a quarterly or annual basis. Our failure to achieve or sustain profitability would depress the market price of the ADSs and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. A decline in the market price of the ADSs also could cause you to lose all or a part of your investment.

Substantial additional funding may be required in order to complete the development and commercialization of our product candidates, but may not be available to us on acceptable terms or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate certain of our product development or research operations.

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

Our future capital requirements for efgartigimod, cusatuzumab or our clinical and preclinical programs will depend on many factors, including:

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

We expect that the costs of development and commercialization will significantly increase due to the extended product development roadmap for cusatuzumab as part of our collaboration with Janssen Pharmaceuticals, Inc., or Janssen. Although this collaboration agreement provides a joint decision process to approve the development plan as well as the budget, we cannot control the actual amounts spent within such approved budget and we cannot control or guarantee that these funds are spent in the most efficient way.

Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. As a result, we will need additional financing to support our continuing operations. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources, which may include collaborations with third parties. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. Adequate additional financing may not be available to us on acceptable terms, or at all. The inability for us to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy and as a result, we may be forced to delay, reduce or terminate the development or commercialization of all or part of our research programs or product candidates or we may be unable to take advantage of future business opportunities, as desire, all of which may have a material adverse impact on our business, financial condition and results of operations.

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

Risks Related to the Development and Clinical Testing of Our Product Candidates

All of our product candidates are in preclinical, early‑stage clinical or clinical development. Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of our product candidates are prolonged or delayed, we or our collaborators may be unable to obtain required regulatory approvals, and therefore will be unable to commercialize our product candidates on a timely basis or at all, which will adversely affect our business.

For our clinical trials to succeed and in order to obtain the requisite regulatory approvals to market and sell any of our product candidates, we or our collaborators for such candidates must successfully demonstrate through extensive preclinical studies and clinical trials that our products are safe, pure and potent or effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process and our future clinical trial results may not be successful.

We may experience delays in our ongoing clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all.

Clinical trials can be delayed, suspended, or terminated for a large variety of reasons outside our control, including the following:

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

•	delays in or failure to obtain institutional review board, or IRB, or ethics committee approval at each site;
•	delays in or failure to recruit suitable patients to participate in a trial;
•	failure to have patients complete a trial or return for post‑treatment follow‑up;
•	clinical sites deviating from the trial protocol or dropping out of a trial;
•	adding new clinical trial sites;
•	manufacturing sufficient quantities of product candidate for use in clinical trials;
•	third‑party actions claiming infringement by our product candidates in clinical trials and obtaining injunctions interfering with our progress;
•	business interruptions resulting from geo‑political actions, including war and terrorism, or natural disasters including pandemics, earthquakes, typhoons, floods and fires;
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

•	the quality or stability of the product candidate.

We could encounter delays, for example, if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted or ethics committees, by the Data Review Committee, or DRC, or Data Safety Monitoring Board, or DSMB, for such trial or by the EMA, the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination or clinical hold due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the EMA, the FDA or other regulatory authorities, unforeseen safety issues or adverse side effects, including those relating to the class to which our product candidates belong, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Significant clinical trial delays could also allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates and impair our ability to commercialize our product candidates and may harm our business, results of operations and financial condition.

Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates or result in the development of our product candidates being stopped early.

Clinical trials must be conducted in accordance with the FDA, the EMA and other applicable regulatory authorities’ legal requirements and regulations, and are subject to oversight by these governmental agencies and IRBs at the medical institutions where the clinical trials are conducted or ethics committees. In addition, clinical trials must be conducted with supplies of our product candidates produced under current good manufacturing practices, or cGMP, requirements and other regulations. Furthermore, we rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. We depend on our collaborators and on clinical investigators, medical institutions and CROs to conduct our clinical trials in compliance with Good Clinical Practice, or GCP, requirements. To the extent our collaborators or the CROs or investigators fail to enroll participants for our clinical trials, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both, which may harm our business. In addition, clinical trials that are conducted in countries outside the European Union and the United States may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non‑European Union and non‑U.S. CROs, as well as expose us to risks associated with clinical investigators who are unknown to the FDA or the EMA, and different standards of diagnosis, screening and medical care.

Preclinical drug development is uncertain. Some or all of our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these product candidates on a timely basis or at all, which would have an adverse effect on our business.

In order to obtain FDA or EMA approval to market a new biological product we must demonstrate proof of safety, purity and potency or efficacy in humans. To meet these requirements we will have to conduct adequate and well‑controlled clinical trials. Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing and studies that support Investigational New Drug applications, or INDs, in the United States, or a Clinical Trial Authorization Applications, or CTAs, in Europe. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA or EMA will accept our proposed clinical programs or if the outcome of our preclinical testing and studies will ultimately support the further development of these product candidates. Thus, we cannot be sure that we will be able to submit INDs or CTAs for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or CTAs will result in the FDA or EMA allowing clinical trials to begin.

Conducting preclinical testing is a lengthy, time‑consuming and expensive process. The length of time may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more per product candidate. Delays associated with product candidates for which we are directly conducting preclinical testing and studies may cause us to incur additional operating expenses. Moreover, we may continue to be affected by delays associated with the preclinical testing and studies of certain product candidates conducted by our potential partners over which we have no control. The commencement and rate of completion of preclinical testing and studies for a product candidate may be delayed by many factors, including, for example:

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

•

the FDA, the EMA or comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third party manufacturers with which we contract for clinical and commercial supplies;

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

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

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

If the FDA, the EMA or a comparable foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post marketing information and reports, registration, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post approval, all of which may result in significant expense and limit our ability to commercialize such products. In addition, any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate.

Our product candidates are classified as biologics in the United States and, therefore, can only be sold if we obtain an approved, or licensed, BLA from the FDA. The holder of a BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. The holder of a BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Failure to comply with a BLA or any other ongoing regulatory obligation may result in suspension of approval to manufacture or distribute the relevant product, as well as fines or imprisonment for violations.

If there are changes in the application of legislation, regulations or regulatory policies, or if problems are discovered with a product or our manufacture of a product, or if we or one of our distributors, licensees or co marketers fails to comply with regulatory requirements, the regulators could take various actions. These include imposing fines on us, imposing restrictions on the product or its manufacture and requiring us to recall or remove the product from the market. The regulators could also suspend or withdraw our marketing authorizations, requiring us to conduct additional clinical trials, change our product labeling or submit additional applications for marketing authorization. If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect our business, financial condition and results of operations.

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

Undesirable side effects that may be caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA or other comparable foreign authorities. While our preclinical and clinical studies for our product candidates to date have generally been well tolerated from a risk‑benefit perspective, we have observed adverse events and treatment emergent adverse events in our clinical studies to date, and we may see additional adverse events and treatment emergent adverse events, or TEAEs, in our  ongoing and future trials, which may be more serious than those observed to date, and as a result, our ongoing and future trials may be negatively impacted.

The results of future clinical studies may show that our product candidates cause undesirable or unacceptable side effects or even death. In such an event, our trials could be suspended or terminated and the FDA, the EMA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug‑related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, results of operation and financial condition significantly. Further, because all of our product candidates and preclinical programs, other than efgartigimod, are based on our SIMPLE AntibodyTM platform, any adverse safety or efficacy findings related to any product candidate or preclinical program may adversely impact the viability of our other product candidates or preclinical programs.

Additionally, if any of our product candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such products and require us to take our approved product off the market;
•	regulatory authorities may require the addition of labeling statements, specific warnings, a black box warning, a contraindication or field alerts to physicians and pharmacies;
•

regulatory authorities may require a medication guide outlining the risks of such side effects for distribution to patients, or that we implement a risk evaluation and mitigation strategy, or REMS, program to ensure that the benefits of the product outweigh its risks;

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

The market for pharmaceutical products is highly competitive. Our competitors include many established pharmaceutical companies, biotechnology companies, universities and other research or commercial institutions, many of which have substantially greater financial, research and development resources than we have. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing pharmaceutical products. Smaller and early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, the development of our products. The fields in which we operate are characterized by rapid technological change and innovation. There can be no assurance that our competitors are not currently developing, or will not in the future develop, technologies and products that are equally or more effective or are more economically attractive than any of our current or future technology or product. Competing products or technology platforms may gain faster or greater market acceptance than our products or technology platforms and medical advances or rapid technological development by competitors may result in our product candidates or technology platforms becoming non‑competitive or obsolete before we are able to recover our research and development and commercialization expenses. If we, our product candidates or our technology platforms do not compete effectively, it is likely to have a material adverse effect on our business, prospects, financial condition and results of operation.

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

Identifying and qualifying patients to participate in our clinical trials is critical to our success. Patient enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical trials, the availability of new drugs approved for the indication the clinical trial is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. Since some of our product candidates are focused on addressing rare diseases and conditions, there are limited patient pools available to complete our clinical trials in a timely and cost‑effective manner. For example, the number of patients suffering from each of MG; ITP; PV; T‑cell lymphoma, or TCL; and AML, is small and has not been established with precision. If the actual number of patients with these disorders is smaller than we anticipate, we may encounter difficulties in enrolling patients in our clinical trials, thereby delaying or preventing development and approval of our drug candidates. Even once enrolled we may be unable to retain a sufficient number of patients to complete any of our trials.

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

Business interruptions resulting from the COVID-19 outbreak or similar public health crises could cause a disruption of the development of our product candidates and adversely impact our business.

Public health crises such as pandemics or similar outbreaks could adversely impact our business. In December 2019, a novel strain of a virus named SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), or coronavirus, which causes coronavirus disease, or COVID-19, was reported to have surfaced in Wuhan, China and has reached multiple other regions and countries, including Europe and the United States. The COVID-19 pandemic is evolving, and to date has led to the implementation of various responses, including government-imposed quarantines, travel restrictions and other public health safety measures.

The continued spread of COVID-19 or other global health matters, such as pandemics, could adversely impact our clinical trials or preclinical studies. For instance, the COVID-19 outbreak could impair our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography or due to prioritization of hospital resources toward the outbreak and restrictions in travel. Furthermore, some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines or travel restrictions impede patient movement or interrupt healthcare services. COVID-19 may also negatively affect the operations of third-party CROs that we rely upon to carry out our clinical trials or the operations of our third-party manufacturers, which could result in delays or disruptions in the supply of our product candidates. Any negative impact COVID-19 has to patient enrollment or treatment or the timing and execution of our clinical trials could cause costly delays to our clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses and have a material adverse effect on our business and financial results.

The extent to which COVID-19 impacts our operations or those of our third party partners will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, new information that may emerge concerning the severity of COVID-19 or the effectiveness of actions to contain COVID-19 or treat its impact, among others. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions. If we or any of the third parties with whom we engage, however, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively affected, which could have a material adverse impact on our business, financial condition and results of operations.

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

Although we maintain product liability insurance for our product candidates, it is possible that our liabilities could exceed our insurance coverage. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for any of our product candidates. However, we may not be able to maintain insurance coverage at a reasonable cost or to obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

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
•

establishing the Medicare Part D coverage gap discount program, which requires manufacturers to provide a 50% (increased to 70% pursuant to subsequent legislation) point‑of‑sale‑discount off the negotiated price of applicable products to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient products to be covered under Medicare Part D;

•	a new Patient‑Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and
•

establishment of the Center for Medicare and Medicaid Innovation within Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription product spending.

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

Since January 2017, President Trump has signed several executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the ACA. One such Executive Order terminates the cost-sharing subsidies that reimburse insurers under the ACA. The loss of the cost share reduction payments is expected to increase premiums on certain policies issued by qualified health plans under the ACA. Further, on June 14, 2018, the U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $12 billion in ACA risk corridor payments to third-party payors who argued were owed to them. This was appealed to the U.S. Supreme Court, which heard arguments on December 10, 2019. We cannot predict how the U.S. Supreme Court will rule. The effects of this gap in reimbursement on third-party payors, the viability of the ACA marketplace, providers, and potentially our business, are not yet known. In December 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of the federal district court litigation regarding the method CMS uses to determine this risk adjustment. In addition, CMS published a final rule that would give states greater flexibility, starting in 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. On December 10, 2019, the U.S. Supreme Court heard arguments in Moda Health Plan, Inc. v. United States, which will determine whether the government must make risk corridor payments. The effects of this gap in reimbursement on third-party payors, the viability of the ACA marketplace, providers, and potentially our business, are not yet known.

Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. On December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the ACA is an essential and inseverable feature of the ACA, and therefore because the mandate was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA are invalid as well. The Trump administration and CMS have both stated that the ruling will have no immediate effect, and on December 30, 2018, the same judge issued an order staying the judgment pending appeal. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional, and remanded the case to the lower court to reconsider its earlier invalidation of the full ACA. It is unclear how these decisions and any subsequent appeals and other efforts to repeal and replace the ACA will impact the ACA and our business. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results. We will continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These new laws may result in additional reductions in Medicare and other healthcare funding. For example, on August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including without limitation the Bipartisan Budget Act of 2015, will remain in effect through 2029 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our customers and accordingly, our financial operations.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump administration released a "Blueprint" to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. The Department of Health and Human Services (HHS) has already started the process of soliciting feedback on some of these measures and, at the same time, is immediately implementing others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019.

CMS may develop new payment and delivery models, such as bundled payment models. As noted above, CMS has recently published final rules that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. In May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy, a type of prior authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. It is unclear what effect these changes will have on our business.

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

Although we do not currently have any products on the market, our current and future operations may be directly, or indirectly through our customers and third‑party payors, subject to various U.S. federal and state healthcare laws and regulations, including, without limitation, the U.S. federal Anti‑Kickback Statute. Healthcare providers, physicians and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. These laws may impact, among other things, our proposed sales, marketing and education programs and constrain our business and financial arrangements and relationships with third‑party payors, healthcare professionals who participate in our clinical research program, healthcare professionals and others who recommend, purchase, or provide our approved products, and other parties through which we market, sell and distribute our products for which we obtain marketing approval. In addition, we may be subject to patient data privacy and security regulation by both the U.S. federal government and the other states and countries in which we conduct our business. See also the risk factor titled “We may fail to comply with evolving European and other privacy laws.” below. Finally, our current and future operations are subject to additional healthcare‑related statutory and regulatory requirements and enforcement by foreign regulatory authorities in jurisdictions in which we conduct our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements. We have no experience in the sale or marketing of pharmaceutical products and, upon approval and commercialization, we will need to establish and maintain a robust internal system to ensure compliance with the different health care laws and regulations. The establishment of an internal compliance program will involve substantial costs and the program may not be successful in complying with the different reporting requirements.

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

•

the U.S. federal false claims and civil monetary penalties laws, including, without limitation, the civil False Claims Act (which can be enforced through “qui tam,” or whistleblower actions, by private citizens on behalf of the federal government), which impose criminal and civil penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent or for knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act or federal civil money penalties statute;

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
•

the U.S. federal legislation commonly referred to as Physician Payments Sunshine Act, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the CMS information related to certain payments and other transfers of value to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;

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

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. For example, the definition of the “remuneration” under the federal Anti Kickback Statute has been interpreted to include anything of value. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the federal Anti Kickback Statute is violated. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time  and resource  consuming and can divert a company’s attention from the business.  Additionally, recent healthcare reform legislation has strengthened federal and state healthcare fraud and abuse laws. For example, the ACA amends the intent requirement of the federal Anti Kickback Statute and criminal healthcare fraud statutes to clarify that liability under these statutes does not require a person or entity to have actual knowledge of the statutes or a specific intent to violate them. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. For example, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is generally not permitted in the countries that form part of the European Union. Some European Union Member States, like the United Kingdom, through the United Kingdom Bribery Act 2010, have enacted laws explicitly prohibiting the provision of these types of benefits and advantages. Violations of these laws can subject us to criminal, civil and administrative sanctions, including monetary penalties, damages, fines, disgorgement, individual imprisonment and exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm, and the required curtailment or restructuring of our operations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

We may fail to comply with evolving European and other privacy laws.

In Europe, Directive 95/46/EC of the European Parliament and of the Council of October 24, 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data, or the Directive, and Directive 2002/58/EC of the European Parliament and of the Council of July 12, 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector (as amended by Directive 2009/136/EC), or the e-Privacy-Directive, have required the European Union, or EU member states, to implement data protection laws to meet strict privacy requirements. The EU is in the process of replacing the e-Privacy Directive (2002/58/EC) with a new set of rules taking the form of a regulation, which will be directly implemented in the laws of each European member state, without the need for further enactment. While the e-Privacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process. Draft regulations were rejected by the Permanent Representatives Committee of the Council of EU on November 22, 2019; it is not clear when new regulations will be adopted in 2020.

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

Even if our product candidates are approved for marketing, sales of such product candidates will depend, in part, on the extent to which third-party payors, including government health programs in the United States (such as Medicare and Medicaid) and other countries, commercial health insurers, and managed care organizations, provide coverage and establish adequate reimbursement levels for such product candidates. Moreover, increasing efforts by governmental and third-party payors in the European Union, the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

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

Our product candidates are at varying stages of development and we may never have a product that is commercially successful. To date, we have no products authorized for marketing. Our lead product candidates will require further clinical investigation, regulatory review, significant marketing efforts and substantial investment before they can provide us with any revenues. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many other companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain regulatory approval for the marketing of their product. Due to the inherent risk in the development of pharmaceutical products, it is probable that not all or none of the product candidates in our portfolio will successfully complete development and be commercialized. We do not expect to be able to commercialize any of our products for a number of years. When available on the market, our products may not achieve an adequate level of acceptance by physicians, patients and the medical community, and we may not become profitable. In addition, efforts to educate the medical community and third‑party payers on the benefits of our products may require significant resources and may never be successful which would prevent us from generating significant revenues or becoming profitable. Market acceptance of our future products by physicians, patients and healthcare payers will depend on a number of factors, many of which are beyond our control, including, but not limited to:

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

If our product candidates fail to gain market acceptance, this will have a material adverse impact on our ability to generate revenues. Even if some products achieve market acceptance, the market may prove not to be large enough to allow us to generate significant revenues.

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

We may decide to establish our own sales and marketing capabilities and promote our product candidates if and when regulatory approval has been obtained in the major European Union countries and the United States. There are risks involved should we decide to establish our own sales and marketing capabilities or enter into arrangements with third parties to perform these services . Even if we establish sales and marketing capabilities, we may fail to launch our products effectively or to market our products effectively. In addition, recruiting and training a sales force is expensive and time consuming and could delay any product launch. In the event that any such launch is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. Factors that may inhibit our efforts to commercialize our products on our own include:

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

If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we may not be successful in commercializing our products, which in turn would have a material adverse effect on our business, financial condition and results of operations.

Our product candidates for which we intend to seek approval as biological products may face competition sooner than anticipated.

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

We are exposed to the risk that our employees, independent contractors, principal investigators, CROs, consultants, vendors and collaboration partners may engage in fraudulent conduct or other illegal activities. Misconduct by these parties could include intentional, reckless and negligent conduct or unauthorized activities that violate: (i) the regulations of the FDA, the EMA and other comparable foreign authorities, including those laws that require the reporting of true, complete and accurate information to such authorities; (ii) manufacturing standards; (iii) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and in other countries; or (iv) laws that require the reporting of true, complete and accurate financial information and data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self‑dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, results of operations and financial condition, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid and other U.S. or international healthcare programs, individual imprisonment, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non‑compliance with these laws, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

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

Also, certain raw materials or other products necessary for the manufacture and formulation of our product candidates, some of which are difficult to source, are provided by single‑source unaffiliated third‑party suppliers. In addition, we rely on certain third parties to perform filling, finishing, distribution, laboratory testing and other services related to the manufacture of our product candidates, and to supply various raw materials and other products. We would be unable to obtain these raw materials, other products, or services for an indeterminate period of time if any of these third parties were to cease or interrupt production or otherwise fail to supply these materials, products, or services to us for any reason, including due to regulatory requirements or actions (including recalls), adverse financial developments at or affecting the supplier, failure by the supplier to comply with cGMPs, contamination, business interruptions, or labor shortages or disputes. In any such circumstances, we may not be able to engage a backup or alternative supplier or service provider in a timely manner or at all. This, in turn, could materially and adversely affect our ability to supply product candidates, which could materially and adversely affect our business, financial condition and results of operations.

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

Despite the implementation of security measures, our internal computer systems and those of our third party service providers are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Cyber-attacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyber-attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information. Cyber-attacks also could include phishing attempts or e-mail fraud to cause payments or information to be transmitted to an unintended recipient.

Any system failure, accident or security breach that causes interruptions in our own or in third party service vendors’ operations could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our or our partners’ regulatory approval efforts and significantly increase our costs in order to recover or reproduce the lost data. To the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur liability, our product development programs and competitive position may be adversely affected and the further development of our product candidates may be delayed. If the integrity of our cybersecurity systems is breached, we may incur significant effects such as remediation expenses, lost revenues, litigation costs, and increased insurance premiums and may also experience reputational damage and the erosion of shareholder value. Furthermore, we may incur additional costs to remedy the damage caused by these disruptions or security breaches. Like other companies, we have on occasion experienced, and will continue to experience, threats to our data and systems, including malicious codes and viruses, phishing, business email compromise attacks, or other cyber-attacks. Whereas none of these instances had a material impact so far, the number and complexity of these threats continue to increase over time. If a material breach of our information technology systems or those of our third party service providers occurs, the market perception of the effectiveness of our security measures could be harmed and our reputation and credibility could be damaged.

We could be required to expend significant amounts of money and other resources to respond to these threats or breaches and to repair or replace information systems or networks, and could suffer financial loss or the loss of valuable confidential information. In addition, we could be subject to regulatory actions and/or claims made by individuals and groups in private litigation involving privacy issues related to data collection and use practices and other data privacy laws and regulations, including claims for misuse or inappropriate disclosure of data, as well as unfair or deceptive practices. Although we develop and maintain systems and controls designed to prevent these events from occurring, and we have a process to identify and mitigate threats, the development and maintenance of these systems, controls and processes is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly sophisticated. Moreover, despite our efforts, the possibility of these events occurring cannot be eliminated entirely and there can be no assurance that any measures we take will prevent cyber-attacks or security breaches that could adversely affect our business.

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

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third‑party CROs, to conduct our preclinical studies and clinical trials and to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the EMA and comparable foreign regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we, our investigators or any of our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. Upon inspection by a given regulatory authority, such regulatory authority may determine that our clinical trials do not fully comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

We rely and expect to continue to rely on third parties to supply and manufacture our product candidates, and we expect to continue to rely on third parties to manufacture our products, if approved. The development of such product candidates and the commercialization of any products, if approved, could be stopped, delayed or made less profitable if any such third party fails to provide us with sufficient quantities of product candidates or products or fails to do so at acceptable quality levels or prices or fails to maintain or achieve satisfactory regulatory compliance

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our product candidates for use in the conduct of our clinical studies or for commercial supply, if our products are approved. Instead, we rely on, and expect to continue to rely on contract manufacturing organizations, or CMOs. We currently rely mainly on Lonza Sales AG, or Lonza, based in Slough, UK and Singapore for the manufacturing of the drug substance of all our products and the production cell line POTELLIGENT® CHOK1SV jointly owned by Lonza and BioWa, Inc. for clinical and commercial scale production of ADCC enhanced antibody products. Reliance on third‑party providers may expose us to more risk than if we were to manufacture our product candidates ourselves. We do not control the manufacturing processes of the CMOs we contract with and are dependent on those third parties for the production of our product candidates in accordance with relevant regulations (such as cGMP), which includes, among other things, quality control, quality assurance and the maintenance of records and documentation.

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

In complying with the manufacturing regulations of the FDA, the EMA and other comparable foreign authorities, we and our third party suppliers must spend significant time, money and effort in the areas of design and development, testing, production, record keeping and quality control to assure that the products meet applicable specifications and other regulatory requirements. The failure to comply with these requirements could result in an enforcement action against us, including the seizure of products and shutting down of production. We and our third party suppliers may also be subject to audits by the FDA, the EMA or other comparable foreign authorities. If any of our third party suppliers fails to comply with cGMP or other applicable manufacturing regulations, our ability to develop and commercialize the products could suffer significant interruptions. We face risks inherent in relying on a single CMO, as any disruption, such as a fire, natural hazards or vandalism at the CMO could significantly interrupt our manufacturing capability. Alternative production plans in place or disaster recovery facilities available to us may not be sufficient. In case of a disruption, we may have to establish additional alternative manufacturing sources. This would require substantial capital on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we may experience significant manufacturing delays as we build or locate replacement facilities and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis, if at all. Also, operating any new facilities may be more expensive than operating our current facilities. Further, business interruption insurance may not adequately compensate us for any losses that may occur, and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event of the manufacturing facility could have drastic consequences, including placing our financial stability at risk.

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

For our financial reporting, we are partially dependent on financial information received from our third party partners, which we do not control and which may not be received in a timely manner and which may not be accurate. Our reliance on financial information received from our collaboration partners may impact our own internal and external financial reporting and any delay in the provision of such financial information to us or any failure by us to identify mistakes in the financial information provided to us may cause our own financial statements to be partially inaccurate.

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

Our commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property rights for our product candidates, methods used to manufacture those products and the methods for treating patients using those products, or on licensing in such rights. Failure to protect or to obtain, maintain or extend adequate patent and other intellectual property rights could materially adversely affect our ability to develop and market our products and product candidates. The enforcement, defense and maintenance of such patents and other intellectual property rights may be challenging and costly.

We cannot be certain that patents will be issued or granted with respect to applications that are currently pending. As a biopharmaceutical company, our patent position is uncertain because it involves complex legal and factual considerations. The standards applied by the European Patent Office, the United States Patent and Trademark Office, or USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biopharmaceutical patents. Consequently, patents may not issue from our pending patent applications. As such, we do not know the degree of future protection that we will have on our proprietary products and technology. The scope of patent protection that the European Patent Office and the USPTO will grant with respect to the antibodies in our antibodies product pipeline is uncertain. It is possible that the European Patent Office and the USPTO will not allow broad antibody claims that cover antibodies closely related to our product candidates as well as the specific antibody. As a result, upon receipt of EMA or FDA approval, competitors may be free to market antibodies almost identical to ours, including biosimilar antibodies, thereby decreasing our market share. However, a competitor cannot submit to the FDA an application for a biosimilar product based on one of our products until four years following the date of approval of our “reference product,” and the FDA may not approve such a biosimilar product until 12 years from the date on which the reference product was approved. See the section of this annual report titled “Item 4.—Business—Government Regulation—Licensure and Regulation of Biologics in the United States—Biosimilars and Exclusivity” for more details regarding biosimilar regulatory exclusivities.

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

Many of our consultants and employees, including our senior management, were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these consultants and employees executed proprietary rights, non disclosure and non competition agreements in connection with such previous employment. Although we try to ensure that our consultants and employees do not use the proprietary information or know how of others in their work for us, we may be subject to claims that we or these consultants and employees have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such consultant’s or employee’s former employer, or have breached their non competition agreement. Litigation may be necessary to defend against these claims.

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

We are a party to license agreements under which we are granted rights to intellectual property that are important to our business and we expect that we may need to enter into additional license agreements in the future. Existing license agreements impose, and we expect that future license agreements will impose, various development obligations, payment of royalties and fees based on achieving certain milestones, as well as other obligations. If we fail to comply with our obligations under these agreements, the licensor may have the right to terminate the license. The termination of any license agreements or failure to adequately protect such license agreements could prevent us from commercializing product candidates covered by the licensed intellectual property. Several of our existing license agreements are sublicenses from third parties which are not the original licensor of the intellectual property at issue. Under these agreements, we must rely on our licensor to comply with its obligations under the primary license agreements under which such third party obtained rights in the applicable intellectual property, where we may have no relationship with the original licensor of such rights. If the licensors fail to comply with their obligations under these upstream license agreements, the original third party licensor may have the right to terminate the original license, which may terminate the sublicense. If this were to occur, we would no longer have rights to the applicable intellectual property and, in the case of a sublicense, if we were not able to secure our own direct license with the owner of the relevant rights, which it may not be able to do at a reasonable cost or on reasonable terms, it may adversely affect our ability to continue to develop and commercialize the product candidates incorporating the relevant intellectual property.

Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation related issues;
•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
•	the sublicensing of patent and other rights under any collaboration relationships we might enter into in the future;
•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
•	the ownership of inventions and know how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and
•	the priority of invention of patented technology.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

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

Some countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business, results of operations and financial condition may be adversely affected.

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

Intellectual property rights do not necessarily address all potential threats to our competitive advantage and changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products.

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

•	third parties performing manufacturing or testing for us using our products or technologies could use the intellectual property of others without obtaining a proper license.
•	we may not develop additional technologies that are patentable; and
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

Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have been instrumental for us and have substantial experience with our therapies and related technologies. These key management individuals include the members of our board of directors and executive management, including Tim Van Hauwermeiren, our co‑founder and Chief Executive Officer; Keith Woods, our Chief Operating Officer; Eric Castaldi, our Chief Financial Officer; Prof. Hans de Haard, our co‑founder and Chief Scientific Officer; Wim Parys, our Chief Medical Officer; Arjen Lemmen, our VP Corporate Development & Strategy; and Dirk Beeusaert, our General Counsel.

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

Since our inception in 2008, we have grown organically without any acquisitions. Should we in the future contemplate to acquire any complementary business, product candidates or additional technologies, our ability to integrate and manage businesses, product candidates or technologies that we have acquired or may acquire effectively will depend upon a number of factors including the size of the acquired business, the complexity of any product candidate or technology and the resulting difficulty of integrating the acquired business’s operations, if any. Our relationship with current employees or employees of any acquired business may become impaired. We may also be subject to unexpected claims and liabilities arising from such acquisitions. These claims and liabilities could be costly to defend, could be material to our financial position and might exceed either the limitations of any applicable indemnification provisions or the financial resources of the indemnifying parties. There can also be no assurance that we will be able to assess ongoing profitability and identify all actual or potential liabilities of a business, product candidate or technology prior to its acquisition. If we acquire businesses, product candidates or technologies that result in assuming unforeseen liabilities in respect of which it has not obtained contractual protections or for which protection is not available, this could materially adversely affect our business, prospects, financial condition and results of operations.

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

Natural disasters, geopolitical unrest, war, terrorism, public health issues or other catastrophic events could disrupt the supply, delivery or demand of products, which could negatively affect our operations and performance.

We are subject to the risk of disruption by earthquakes, floods and other natural disasters, fire, power shortages, geopolitical unrest, war, terrorist attacks and other hostile acts, public health issues, epidemics or pandemics and other events beyond our control and the control of the third parties on which we depend. Any of these catastrophic events, whether in the United States or abroad, may have a strong negative impact on the global economy, our employees, facilities, partners, suppliers, distributors or customers, and could decrease demand for our products, create delays and inefficiencies in our supply chain and make it difficult or impossible for us to deliver products to our customers.

For example, the global spread of COVID-19 has resulted in extended shutdowns of businesses around the world, including in the United States and the European Union, and may directly affect our own operations and the operations of our key business partners. Global health concerns, such as COVID-19, could also result in social, economic, and labor instability in the countries in which we or the third parties with whom we engage operate. We may also take temporary precautionary measures intended to help minimize the risk of COVID-19 to our employees, including temporarily requiring our employees to work remotely, suspending non-essential travel worldwide for our employees and discouraging employee attendance at industry events and in-person work-related meetings. These measures could negatively affect our business. COVID-19 has also caused volatility in the global financial markets and threatened a slowdown in the global economy, which may negatively affect our ability to raise additional capital on attractive terms or at all. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the third parties with whom we engage, including the suppliers, contract manufacturers, clinical trial sites, regulators and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted.  It is also possible that global health concerns such as this one could disproportionately impact the clinical sites in which we conduct any of our clinical trials, which could have a material adverse effect on our business and our results of operation and financial condition.

In addition, a catastrophic event that results in the destruction or disruption of our data centers or our critical business or information technology systems would severely affect our ability to conduct normal business operations and, as a result, our operating results would be adversely affected.

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

We face a compliance burden from an organizational and regulatory perspective as a European public company with limited liability under Dutch law with our shares listed on Euronext Brussels and with the majority of our operations outside the Netherlands. For example, we continue to need the services provided by our independent auditors as required under both Dutch law in respect of argenx SE and Belgian law in respect of argenx BV and would continue to owe increased fees in respect thereof.

Recent developments relating to the United Kingdom’s referendum vote in favor of withdrawal from the European Union could adversely affect us.

In June 2016, a majority of the eligible members of the electorate in the United Kingdom voted to withdraw from the European Union in a national referendum, commonly referred to as “Brexit.” The United Kingdom and the European Union agreed to a withdrawal agreement, or the Withdrawal Agreement. The Withdrawal Agreement was approved by the U.K. Parliament and the United Kingdom formally left the European Union on January 31, 2020. Under the Withdrawal Agreement, the United Kingdom is subject to a transition period until December 31, 2020, or the Transition Period, during which European Union rules will continue to apply.

Negotiations between the United Kingdom and the European Union are expected to continue in relation to the customs and trading relationship between the United Kingdom and the European Union following the expiry of the Transition Period.

The uncertainty concerning the United Kingdom’s legal, political and economic relationship with the European Union after the Transition Period may be a source of instability in the international markets, create significant currency fluctuations, and/or otherwise adversely affect trading agreements or similar cross-border co-operation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise).

These developments, or the perception that any of them could occur, have had, and may continue to have, a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and limit the ability of key market participants to operate in certain financial markets. In particular, it could also lead to a period of considerable uncertainty in relation to the U.K. financial and banking markets, as well as on the regulatory process in Europe. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility.

If the United Kingdom and the EU are unable to negotiate acceptable trading and customs terms or if other EU Member States pursue withdrawal, barrier-free access between the United Kingdom and other EU Member States or among the EEA overall could be diminished or eliminated. The long-term effects of Brexit will depend on any agreements (or lack thereof) between the United Kingdom and the EU and, in particular, any arrangements for the United Kingdom to retain access to EU markets after the Transition Period. Such a withdrawal from the EU is unprecedented, and it is unclear how the U.K. access to the European single market for goods, capital, services and labor within the EU, or single market, and the wider commercial, legal and regulatory environment, will impact our U.K. operations.

We may also face new regulatory costs and challenges that could have an adverse effect on our operations and development programs. For example, the United Kingdom could lose the benefits of global trade agreements negotiated by the EU on behalf of its members, which may result in increased trade barriers that could make our doing business in the EU and the EEA more difficult. There may continue to be economic uncertainty surrounding the consequences of Brexit, which could adversely affect our financial condition, results of operations, cash flows and market price of our common stock.

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

In addition, we may not be able to use, or changes in tax regulations may affect the use of, certain tax assets or credits that we have built over the years. For instance, as of December 31, 2019, we had €160.0 million of consolidated tax loss carry forwards. In general, some of these tax loss carry forwards may be forfeited in whole, or in part, as a result of various transactions, or their utilization may be restricted by statutory law in the relevant jurisdiction. Any corporate reorganization by us or any transaction relating to our shareholding structure may result in partial or complete forfeiture of tax losses carry forwards. For instance, under Belgian law, argenx BV may lose its tax loss carry forwards in case of a change of control, through an acquisition or otherwise, not meeting legitimate financial or economic needs as well as in case of a tax neutral reorganization, such as a merger or a demerger, involving argenx BV. The tax burden would increase if profits, if any, could not be offset against tax loss carry forwards.

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

Because we are a U.S.‑listed public company, our board of directors will be required to devote substantial time to compliance initiatives and corporate governance practices.

As a U.S.-listed public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a public company listed on Euronext Brussels. We are a Dutch European public company with limited liability (Societas Europaea or SE). The Sarbanes‑Oxley Act of 2002, the Dodd‑Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Stock Market, or Nasdaq, and other applicable securities rules and regulations impose various requirements on non‑U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our board of directors and other personnel are and will continue to be required to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time‑consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

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

Pursuant to Section 404 of the Sarbanes‑Oxley Act of 2002, or Section 404, we are required to furnish a report by our board of directors on our internal control over financial reporting. We are also required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To maintain compliance with these requirements, we must document and evaluate our internal control over financial reporting, which is challenging and involves substantial accounting expenses. In this regard, we will need to dedicate internal resources, including significant management time, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Certain significant shareholders own a substantial number of our securities and as a result, may be able to exercise control over us, including the outcome of shareholder votes. These shareholders may have different interests from us or your interests.

We have a number of significant shareholders. For an overview of our current significant shareholders, please see “Item 7A.—Major Shareholders.” As of the date of this annual report, these significant shareholders and their affiliates, in the aggregate, own approximately 51.4% of our ordinary shares and ADSs.

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

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non‑U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10‑Q containing unaudited financial and other specified information, or current reports on Form 8‑K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20‑F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10‑K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. However, we are subject to Dutch laws and regulations with regard to such matters and intend to furnish quarterly unaudited financial information to the SEC on Form 6‑K.

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

We are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2019 (the end of our second fiscal quarter in the fiscal year after our initial U.S. public offering), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2020 and would also trigger a 10-K filing for the year ended December 31, 2019. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non‑residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. As of March 16, 2020, we believe at least 50% of our outstanding ordinary shares were held by U.S. residents (assuming that all our ordinary shares represented by ADSs were held by residents of the United States). If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

Our management is required to assess the effectiveness of our internal controls and procedures annually and is required to issue an annual report on internal control over financial reporting, and our independent registered public accounting firm is now required to undertake an assessment of our internal control over financial reporting, which could detect problems that our management's assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting in connection with issuing our consolidated financial statements as of and for the year ended December 31, 2019.

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

We do not anticipate being treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the 2019 taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to qualify as a PFIC, this could result in adverse U.S. tax consequences to certain U.S. holders.

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

Based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, we do not anticipate being treated as a PFIC with respect to the 2019 taxable year. However, our status as a PFIC is a fact‑intensive determination made on an annual basis, and we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years.

ITEM 4.      INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal and commercial name is argenx SE. We were incorporated under the laws of the Netherlands on April 25, 2008 as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid). On May 28, 2014, we converted to a Dutch public company with limited liability (naamloze vennootschap). On April 26, 2017, we converted to a Dutch European public company with limited liability (Societas Europaea or SE). Our official seat is in Rotterdam, the Netherlands, and our registered office is at Willemstraat 5, 4811 AH, Breda, the Netherlands. We are registered with the trade register of the Dutch Chamber of Commerce under number 24435214. Our telephone number is +32 9 310 34 00. Our website address is http://www.argenx.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report. We have included our website address as an inactive textual reference only. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.  The registered agent for service of process in the United States is CT Corporation System, with an address at 111 8th Avenue, New York, NY 10011.

Our actual capital expenditures for the years ended December 31, 2017, 2018 and 2019 amounted to €0.4 million, €0.7 million and €41.7 million respectively. These capital expenditures primarily consisted of office and laboratory equipment and information technology equipment. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2020 to be financed from the cash flows from operating activities and cash reserves. For more information on our capital expenditures, see the section of this annual report titled “Item 5.B.—Liquidity and Capital Resources—Cash Flows—Operating and Capital Expenditure Requirements.”

Overview of Our Restructuring

Background

From our incorporation in 2008 until August 28, 2009, our research and development activities were performed in the Netherlands by argenx N.V. and its legal predecessors arGEN-X B.V. and arGEN-X N.V. On August 28, 2009, we moved our research and development activities to Belgium for various business reasons. Accordingly, as of August 28, 2009, our wholly owned subsidiary, argenx BV, or the Belgian BV, has performed all research and development activities under a license provided by argenx N.V. and has assigned all resulting intellectual property rights to argenx N.V. As a consequence, argenx N.V. remained the legal owner of the intellectual property rights relating to our platform technologies until these intellectual property rights were transferred to argenx BV on May 5, 2017 as described below.

Since all our research and development activities have been performed by the Belgian BV since August 28, 2009, we considered that value creation was not adequately aligned with our intellectual property ownership structures as required under the Base Erosion and Profit Shifting project of the Organization for Economic Co-operation and Development. In order to achieve such alignment, on May 5, 2017, we transferred the legal ownership of all intellectual property rights of argenx SE to the Belgian argenx BV, effective retroactively as of January 1, 2017. As a result, as of January 1, 2017, (i) argenx BV holds all legal and economic ownership of our intellectual property rights, and (ii) the research and development agreement between argenx SE and the Belgian BV has been terminated.

Dutch Tax Consequences of Our Restructuring

The tax consequences of our restructuring were discussed with the Dutch tax authorities and the Belgian tax authorities. On April 20, 2017, we reached an agreement with the Dutch tax authorities that the economic ownership of our intellectual property rights was effectively transferred from argenx SE to the Belgian BV as of August 28, 2009. Since then, argenx SE should have been treated only as the legal owner of our intellectual property rights, for which it should have received a low but stable remuneration only, instead of being the party absorbing all research and development costs. In order to compensate argenx SE for the restructuring, the Belgian BV has paid an arm’s length compensation to argenx SE in the form of an indemnification payment effective as of January 1, 2017 consisting of (i) compensation for the value of the economic ownership of our intellectual property rights as of September 2009 to January 1, 2017, (ii) accrued interest thereon and (iii) an adjustment for the difference between (a) the applied transfer pricing policy and (b) the appropriate transfer pricing policy taking into account the transfer of economic ownership as of August 28, 2009 in the period from September 2009 through 2016. The total indemnification payment amounted to €80 million and was charged by argenx SE to the Belgian BV. argenx SE was able to off-set the full amount of its tax loss carry forwards against the taxable profits it realized as a result of the indemnification payment. The transfer of legal ownership of our intellectual property rights from argenx SE to the Belgian BV as of January 1, 2017 is an integral part of the restructuring and does not result in an additional transfer subject to tax in the Netherlands. Altogether, the restructuring resulted in a taxable amount for argenx SE of €2.4 million, which has been subject to corporate income tax in the Netherlands at a tax rate of 25% (20% for the first €200,000 of taxable income).

Belgian Tax Consequences of Our Restructuring

In view of the above considerations, on April 4, 2017, we requested a tax ruling from the Belgian ruling commission with respect to the following aspects of the restructuring:

-the indemnification payment that was paid by the Belgian BV to argenx SE for the restructuring does not deviate from what would have been agreed by two independent companies in a similar relational situation, including the previously built relationships which have effect in the framework of the restructuring and will not give rise to an adjustment on the basis of article 185 §2 of the Belgian Income Tax Code;

-the Belgian BV will not grant or receive an abnormal or benevolent advantage within the meaning of Articles 26, 79 and 207 of the Belgian Income Tax Code;

-the indemnification payment paid by the Belgian BV to argenx SE for the restructuring is expected to qualify as a deductible cost for the Belgian BV under article 49 §2 of the Belgian Income Tax Code, being (partly) incurred in the fiscal period in which the restructuring has been implemented and (partly) incurred in the following years in the form of a periodic amortization if the accounting treatment of the restructuring requires that the compensation is to be (partly) activated; and

-the restructuring was justified by other motives than the avoidance of income taxes within the meaning of Article 344 of the Belgian Income Tax Code.

In 2019, the Company has obtained this tax ruling in Belgium which allows for a treatment of the aforementioned amount as a tax deductible cost in the Belgian subsidiary. In summary, the restructuring has resulted in a taxable amount for argenx SE of €2.4 million subject to Dutch corporate income tax at a tax rate set out above and an elimination of its tax loss carry forwards for Dutch corporate income tax purposes an amount of €77.5 million. On the other hand, the restructuring brings additional deductible costs to the Belgian BV for an amount of up to €80 million.

B.             BUSINESS OVERVIEW

We are a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases, hematology and cancer. Utilizing our suite of antibody technologies and through our Innovative Access Program (IAP) to explore novel disease biology, we are focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. Through our ‘argenx 2021’ vision we are on track to becoming a global, fully integrated, novel immunology company with the potential launch of our first product, efgartigimod, in the United States in 2021.

Our SIMPLE Antibody™ Platform, based on the powerful llama immune system, together with the powerful IAP allows us to exploit novel and complex targets, and our three antibody Fc engineering technologies are designed to enable us to expand the therapeutic index of our product candidates. Together with our antibody discovery and development expertise, this suite of technologies has enabled us to build our broad pipeline of product candidates in severe autoimmune diseases and hematology/oncology, across all stages of development. Two of our product candidates are in potentially registrational trials in three indications, one is being prepared to enter Phase 3 development in two additional indications, and three product candidates are in earlier stage development.

In September 2018, we launched our first Phase 3 trial, the ADAPT trial, for intravenous (IV) efgartigimod (ARGX‑113), our most advanced product candidate targeting FcRn for the treatment of the rare neurological autoimmune disease myasthenia gravis, or MG. The full data from the Phase 2 trial in myasthenia gravis were reported in April 2018 and were published in the peer-reviewed journal, Neurology, in 2019. Completion of recruitment for the Phase 3 ADAPT trial was announced at the end of 2019 and topline data are expected mid‑2020.

Also, in 2018 we successfully completed the Phase 2 clinical trial for efgartigimod in immune thrombocytopenia, or ITP, a rare hematological autoimmune disorder, and reported for the second time a proof-of-concept for our lead product candidate with strong clinical improvement over placebo. These Phase 2 trial results have been published in the peer-reviewed journal Hematology in December 2019. The first of two potentially registrational Phase 3 trials of IV efgartigimod in ITP, the ADVANCE trial, was initiated in the fourth quarter of 2019.

In both Phase 2 studies in MG and ITP, efgartigimod was observed to have a favorable tolerability profile consistent with that observed in our Phase 1 clinical trial.

In September 2017, we initiated a Phase 2 clinical trial of efgartigimod for the treatment of a third indication, pemphigus vulgaris, or PV, a rare autoimmune blistering (skin) disease. In January 2020, we reported interim data for this Phase 2 proof-of-concept clinical trial where rapid disease control and clinical remission was observed with a favorable tolerability profile.

These first indications and clinical development programs of efgartigimod were based on intravenous (IV) formulated efgartigimod. However, we are also developing a subcutaneous (SC) product formulation designed to enable administration potentially outside the hospital setting. In June 2018, we reported that at the same dose level the SC formulation was comparable across key measures, including half-life, pharmacodynamics (PD) and tolerability, to the IV formulation used in clinical studies to date. In July 2019, we also evaluated a standalone SC formulation of efgartigimod with the ENHANZE® drug delivery technology (licensed from Halozyme) in a Phase 1 clinical trial in healthy volunteers demonstrating a retained PD profile of IV efgartigimod.

We continue to exploit efgartigimod’s pipeline-in-a-product opportunity and, at the end of 2019, we announced the initiation of a proof-of-concept Phase 2 clinical trial in a fourth indication, chronic demyelinating polyneuropathy, or CIDP, a rare neurological autoimmune disease. This Phase 2 trial, ADHERE, will evaluate SC ENHANZE® efgartigimod in patients with CIDP.

Beyond efgartigimod, we continue to co-develop our second lead product candidate, cusatuzumab (ARGX‑110) (targeting CD70) with our collaborator, Cilag GmbH International, an affiliate of the Janssen Pharmaceutuical Companies of Johnson & Johnson, or Cilag, for the rare and aggressive hematological cancer acute myeloid leukemia, or AML, as well as high-risk myelodysplastic syndrome, or MDS. In December 2016, we started the dose-escalation part of the Phase 1/2 clinical trial of cusatuzumab in combination with azacytidine. In December 2018, we reported a 92% response rate in the treated group of newly diagnosed AML patients. The transition into the Phase 2 part of this clinical trial was announced in August 2018. In July 2019, Cilag initiated a registration directed Phase 2 clinical trial, CULMINATE, of cusatuzumab in combination with azacitidine in patients with newly diagnosed AML, exploring two dose levels of cusatuzumab. In addition, a Phase 2 clinical trial in combination with azacytidine and/or venetoclax was launched.

We have a disciplined strategy to maximize the value of our pipeline whereby we plan to retain development and commercialization rights to those product candidates that we believe we can ultimately commercialize successfully on our own, if they are approved. We plan to collaborate on product candidates that we believe have promising potential and benefits in disease areas or patient populations that are better served by the resources of larger biopharmaceutical companies. As such, we have entered into collaborations with a number of biopharmaceutical companies, including our collaboration with Cilag. In January 2019, we received a $300 million upfront payment pursuant to that collaboration and Johnson & Johnson Innovation Inc. invested €176.7 million (or $197.2 million) in the form of an equity investment. In addition, in August 2018, our collaborator AbbVie S.À.R.L exercised its exclusive option to license ARGX‑115 (now code named ABBV‑151), a cancer immunotherapy-focused product candidate against the novel target glycoprotein A repetitions predominant. In March 2019, AbbVie started a first-in-human clinical trial with ABBV‑151, triggering a $30 million milestone payment by AbbVie to us.

In May 2019, we announced the addition of two new therapeutic candidates discovered via our IAP, ARGX‑117 and ARGX‑118, to our proprietary antibody pipeline. ARGX‑117 is targeting the complement compound C2 with potential in severe autoimmune indications and a first-in-human clinical trial is expected in the first quarter of 2020. ARGX‑118 is addressing Galectin‑10 and targets airway inflammation.

Our product candidates are focused on indications for which there is a solid biological rationale and for which we believe there is an advantage to utilizing our suite of proprietary and licensed technologies outlined below:

-      Our proprietary SIMPLE AntibodyTM Platform sources antibody V-regions from the immune system of outbred llamas, each of which has a different genetic background. The V-region is responsible for targeting a specific antibody to an antigen, which is a substance that induces an immune response, and is different for every type of antibody. The llama produces highly diverse panels of antibodies with a high human homology, or similarity, in their V-regions when immunized with targets of human disease. By contrast, most antibody platforms start with antibodies generated in inbred mice or synthetic antibody library systems, approaches that we believe are limited by insufficient antibody repertoires and limited diversity, respectively. Our SIMPLE AntibodyTM Platform allows us to access and explore a broad target universe, including novel and complex targets, while minimizing the long timelines associated with generating antibody candidates using traditional methods.

-      Our proprietary Fc engineering technologies—NHance®, ABDEGTM and POTELLIGENT®—focus on engineering the Fc region of antibodies in order to augment their intrinsic therapeutic properties. These technologies are designed to enable us to expand the therapeutic index of our product candidates, which is the ratio between toxic and therapeutic dose, by modifying their half-life, tissue penetration, rate of disease target clearance and potency.

-      Halozyme’s ENHANZE® subcutaneous drug delivery technology for which we have exclusive access for the FcRn and C2 targets and one additional target we have not yet nominated for an exclusive commercial license. Our global collaboration and license agreement with Halozyme was announced in February 2019. The ENHANZE® technology could potentially shorten drug administration time, reduce healthcare practitioner time and offer additional flexibility and convenience for patients.

Our pipeline of product candidates includes both wholly owned and partnered programs. We refer to programs for which we retain the exclusive right to develop and commercialize the product candidate on a worldwide basis as our wholly owned programs. We refer to programs for which we have entered into collaboration agreements with third parties for the development and commercialization of the product candidate as our partnered programs.

We believe that our clinical expertise and execution capabilities position us well to advance our product pipeline. We expect to commercialize certain products ourselves and expect, in certain other indications, to enter into collaborations designed to maximize the value of our portfolio. We have assembled a team of over 230 employees and consultants with experience across the spectrum of antibody drug discovery, clinical development, business development, market access and sales and marketing. Members of our board of directors, management team and key personnel have extensive experience in the life sciences industry and have previously served at companies including Alexion Pharmaceutical, Inc.; Cambridge Antibody Technology Group Plc; Celgene Corporation; Galapagos NV; Ablynx NV, GlaxoSmithKline plc; Janssen; Micromet, Inc.; Nicox S.A.; The Procter & Gamble Company; Quintiles IMS Holdings, Inc; Shire Plc (now part of Takeda Pharmaceutical Company Limited) and Unilever N.V.

Our Strategy

Our goal is to deliver therapies that are either first-in-class or best-in-class to patients suffering from severe autoimmune and hematological diseases and various cancers for which there exists a significant unmet medical need. We are also focused on attaining this goal in a manner that is disciplined for a company of our size. We plan to:

-      Rapidly advance efgartigimod in MG and four additional indications. We are currently developing our lead product candidate, efgartigimod, for the treatment of patients with MG, ITP, PV and CIDP and plan to start proof-of-concept clinical development in a fifth indication later in 2020. We chose these indications based on the biological rationale of targeting the neonatal Fc receptor, or FcRn, thereby reducing the pathogenic immunoglobulin G, or IgG, antibody levels that drive all of these disease states. We launched a Phase 3 clinical trial in MG for IV efgartigimod in September 2018 and completed recruitment at the end of 2019 with topline data anticipated mid‑2020, aimed at a first potential approval in MG. We launched a Phase 3 potentially registrational trial with IV efgartigimod in ITP in December 2019. An additional Phase 3 clinical trial in ITP is expected to start in the second half of 2020 evaluating IV efgartigimod for induction of platelet response, and fixed dose SC efgartigimod for maintenance of platelet response. We reported interim data for the additional Phase 2 clinical trial of efgartigimod in PV in January 2020 and initiated an additional Phase 2 clinical trial in our fourth indication CIDP. In the first half of 2019, we launched a Phase 1 clinical trial with the subcutaneous ENHANZE® formulation of efgartigimod; this trial was successfully completed by the end of 2019.

-      Advance cusatuzumab in AML, MDS and adjacent hematological tumors. In December 2016, we initiated an open-label, Phase 1/2 clinical trial of cusatuzumab in combination with the standard of care, azacytidine, in newly diagnosed AML and high-risk MDS patients. We reported topline results from the dose-escalation part of this clinical trial in December 2018, and we announced the transition into the Phase 2 part of this clinical trial in August 2018. In December 2018, we and our partner Cilag (Janssen) agreed to a joint global clinical development plan to evaluate cusatuzumab in AML, MDS and other potential future indications. In 2019, we initiated a dose-confirming Phase 2 trial, CULMINATE, of cusatuzumab in combination with azacytidine in newly diagnosed elderly AML patients who are unfit for intensive chemotherapy. Additionally, a Phase 1b platform study was launched to explore combinations with standard AML therapies with the first trial exploring combinations of venetoclax, cusatuzumab and azacytidine.

-      Expand applications for our existing product candidates. Our goal is to maximize the commercial potential of our existing product candidates by exploring additional indications, as well as formulations that may expand the target patient populations within existing indications. For example, our development work in efgartigimod is based on its ability to reduce circulating IgG antibodies, and this has given us the ability to leverage a single Phase 1 clinical trial in healthy volunteers into one Phase 3 and three Phase 2 clinical trials in different indications (MG, ITP, PV and CIDP) where we believe this mechanism of action may have therapeutic benefit. In addition, we believe there are other autoimmune diseases that may benefit from treatment with efgartigimod. We plan to employ a similar strategy of leveraging the strong biological rationale for other product candidates into multiple indications, thereby maximizing the value of our pipeline. We also expanded the use of our product candidates in existing indications by developing new formulations, such as a subcutaneous version of efgartigimod, which was tested in a Phase 1 healthy volunteer clinical trial, that may make our product candidates accessible to larger patient populations, including patients requiring chronic therapy, potentially outside of the hospital setting.

-      Focus our discovery and development efforts on novel and complex targets to generate new first-in-class and best-in-class product candidates for autoimmune diseases and hematology/cancer. Our SIMPLE Antibody™ Platform together with the IAP allow us to explore novel disease biology and pathways allows us to access and explore a broad target universe, including novel and complex targets, while minimizing the long timelines associated with generating antibody candidates using traditional methods. By exploring a broad target universe, we are able to develop a breadth of antibodies to test many different epitopes. Being able to test many different epitopes with our antibodies enables us to search for an optimized combination of safety, potency and species cross-

reactivity. We believe our Fc engineering and drug delivery technologies will allow us to augment our antibodies for maximum therapeutic effect.

-      Selectively leverage our suite of technologies to seek strategic collaborations and maximize the value of our pipeline. Our suite of technologies and productive discovery capabilities have yielded several potential product candidates for which we seek to capture value, while maintaining our focus and discipline. We plan to collaborate on product candidates that we believe have promising utility in disease areas or patient populations that are better served by the resources of larger biopharmaceutical companies. In addition to collaborating on our product candidates, we may also elect to enter into collaborations for third-party product candidates for which we believe that our technologies and expertise may be valuable.

-      Implement our "argenx 2021" vision to become a global, fully integrated, novel immunology company and independently commercialize our product candidates in indications and geographies where we believe we can extract maximum value. We plan to independently develop and commercialize those product candidates that we believe have a clear clinical and regulatory approval pathway and that we believe we can commercialize successfully ourselves, if approved. Our commercialization strategy for any product candidates that are approved will focus on key academic centers, specialist physicians and advocacy groups, as well as on providing patients with support programs and maximizing product access and reimbursement. As part of this strategy, we are building two commercial franchises in neuromuscular and hematology/oncology disorders, with the potential to expand into a third franchise in skin and kidney diseases. In 2021, we expect to launch efgartigimod in the U.S. in its first indication of generalized MG, or gMG, if approved. Through the building of commercial franchises, we plan to leverage capabilities and an organizational footprint for subsequent potential launches across our broad immunology pipeline.

Competition

We participate in a highly innovative industry characterized by a rapidly growing understanding of disease biology, quickly changing technologies, strong intellectual property barriers to entry, and a multitude of companies involved in the creation, development and commercialization of novel therapeutics. These companies are highly sophisticated and often strategically collaborate with each other.

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

Competition in the autoimmune field is intense and involves multiple monoclonal antibodies, other biologics and small molecules either already marketed or in development by many different companies including large pharmaceutical companies such as AbbVie Inc. (Humira/rheumatoid arthritis); Amgen Inc. (Enbrel/rheumatoid arthritis); Biogen, Inc. (Tysabri/multiple sclerosis); GlaxoSmithKline plc, or GSK, (Benlysta/lupus); F. Hoffman-La Roche AG, or Roche, (Rituxan/often used off label); and Janssen (Remicade/rheumatoid arthritis and Stelera/psoriasis). In some cases, these competitors are also our collaborators. In addition, these and other pharmaceutical companies have monoclonal antibodies or other biologics in clinical development for the treatment of autoimmune diseases. In addition to the current standard of care, we are aware that Alexion Pharmaceuticals, Inc. is selling Soliris for the treatment of adult patients with generalized MG who are anti-acetylcholine receptor antibody positive and that GSK; Roche; Novartis AG; CSL Behring; Grifols, S.A.;

BioMarin Pharmaceutical Inc.; Curavac; Millenium Pharmaceuticals, Inc., UCB S.A./RA Pharma; Momenta Pharmaceuticals, among others, are developing drugs that may have utility for the treatment of MG. We are aware that Rigel Pharmaceuticals, Inc.; Dova Pharmaceuticals.; Bristol-Myers Squibb; Shire; Immunomedics; Protalex Inc.; Principia Biopharma and others are developing drugs that may have utility for the treatment of ITP. We are aware that Roche is selling Rituxan for the treatment of moderate to severe PV and Principia; Alexion and others are developing drugs that may have utility for the treatment of PV. Furthermore, we are aware of competing products specifically targeting FcRn and being developed by UCB S.A.; Momenta, Inc.; Alexion; Immunovant and Affibody.

Competition in the leukemia and lymphoma space is intense, with many compounds in clinical trials by large multinational pharmaceutical companies and specialized biotech companies. Rituxan (Roche), Adcetris (Seattle Genetics, Inc. /Takeda Pharmaceutical Company Ltd), Darzalex (Janssen), Poteligeo (Kyowa Hakko Kirin Co., Ltd.) are some examples of monoclonal antibodies approved for the treatment of Hodgkin’s lymphoma, non-Hodgkin’s lymphoma, multiple myeloma or other blood cancers. We are aware of AML drugs recently approved by the FDA, such as Daurismo (Pfizer), Mylotarg (Pfizer), Rydapt (Amgen), Vyxos (Jazz Pharmaceuticals, Inc.) and IDHIFA (Agios, Inc. and Celgene). In addition, we are aware of a number of other companies with development stage programs that may compete with cusatuzumab in the future if it is approved. We anticipate that we will face intense and increasing competition as new treatments enter the market and advanced technologies become available.

There are several monoclonal antibody drug discovery companies that may compete with us in the search for novel therapeutic antibody targets, including Adimab LLC; Merus N.V.; Regeneron Pharmaceuticals, Inc.; Xencor Inc. and MorphoSys AG. We are aware that a product candidate in development by Scholar Rock, Inc. may compete with ARGX‑115 (ABBV‑151) and a product candidate in development by Ionis Pharmaceuticals, Inc. may compete with ARGX‑116, if they are approved.

Our Competitive Strengths

We believe that the combination of our technologies, expertise and disciplined focus will enable us to overcome many of the challenges associated with antibody drug development and positions us to be a leader in delivering therapies to patients suffering from severe autoimmune, and hematological/oncological diseases for which the current treatment paradigm is inadequate. Our competitive strengths include:

Efgartigimod: Phase 3 product candidate with clinical proof-of-concept in MG, ITP and PV; pipeline-in-a-product opportunity in Phase 3 in two indications and Phase 2 clinical trials in two additional indications. We launched a Phase 3 clinical trial in MG for our lead product candidate, efgartigimod, in September 2018. We announced full data from the Phase 2 clinical trial in ITP in December 2018, and launched a Phase 3 clinical trial, ADVANCE, in this indication at the end of 2019. Also, at the end of 2019, we initiated a Phase 2 clinical trial, ADHERE, of SC ENHANZE® efgartigimod in CIDP, and we reported interim data of the Phase 2 clinical trial of efgartigimod in PV in January 2020. MG, ITP, PV and CIDP are rare, severe autoimmune diseases with high unmet medical need. Each indication is characterized by high levels of pathogenic IgG antibodies, and we specifically designed efgartigimod to reduce IgG antibody levels. In a Phase 1 clinical trial of efgartigimod with healthy volunteers, we observed a reduction of circulating IgG antibody levels of 50% to 85%. We believe that a reduction of pathogenic IgG antibody levels, which are a subset of circulating IgG antibodies in people with autoimmune disease, of at least 30% would be clinically meaningful. In addition, all patients in the treatment arm of our Phase 2 clinical trial in MG showed a rapid and deep reduction of their total IgG levels and disease improvement was found to correlate with reduction in pathogenic IgG levels. The treated ITP patients in the Phase 2 clinical trial showed a correlation between IgG reduction, platelet counts increase and reduction of bleeding events. In addition, interim data from the treated PV patients showed a rapid disease control in 18 out of 23 patients and fast clinical remission was observed in 5 out of 7 patients receiving the optimized dosing regimen. Based on these data, we believe efgartigimod is a pipeline-in-a-product opportunity in these, and potentially other, indications.

-      Productive discovery capabilities through our IAP that fuel a deep pipeline of clinical and preclinical product candidates. We are advancing a deep pipeline of both clinical- and preclinical-stage product candidates for the treatment of severe autoimmune diseases, hematological disorders and cancer. Leveraging our technology suite and clinical expertise, we have advanced six product candidates into clinical development —efgartigimod, cusatuzumab, ARGX‑111, ARGX‑109, ARGX‑112 and ARGX‑115 (ABBV‑151); three into the preclinical stage — ARGX‑116, ARGX‑117 and ARGX‑118; and we currently have multiple programs in the discovery stage. We believe this level of productivity affords us a breadth of options with regard to independently advancing or partnering our pipeline assets.

-      The ability to exploit novel and complex targets for maximum therapeutic effect. Our SIMPLE AntibodyTM Platform, which is based on outbred llamas, combined with our IAP allow us to explore novel disease biology, and access and explore a broad target universe. We believe the benefit of our platform is that it provides a broader set of human-like V-regions as compared to other sources such as mice or synthetic antibody libraries. With this breadth of antibodies, we are able to test many different epitopes, which are binding sites on antigens capable of eliciting an immune response. Being able to test many different epitopes with our antibodies enables us to search for an optimized combination of safety, potency and species cross-reactivity with the potential for maximum therapeutic effect on disease.

-      The ability to use our proprietary Fc engineering technologies to modulate immune response. We employ technologies—NHance®, ABDEGTM and POTELLIGENT®—that focus on engineering the Fc region of antibodies in order to augment their intrinsic therapeutic properties. These technologies are designed to expand the therapeutic index of our product candidates by modifying their half-life, tissue penetration, rate of disease target clearance and potency.

-      Validating strategic collaborations to maximize pipeline value or access complementary technology. Our productive discovery capabilities and deep pipeline have provided us with multiple product candidates for which we seek to capture the greatest value. We have partnered, and expect to continue to partner, product candidates that we believe have promising utility in disease areas or patient populations that are better served by the resources of larger biopharmaceutical companies. As a result, we have entered into collaborations with a number of biopharmaceutical companies, including our collaboration with Janssen for cusatuzumab, our product candidate targeting CD70 for rare and aggressive hematological cancers and with AbbVie for ARGX‑115 (ABBV‑151), a cancer immunotherapy-focused product candidate against the novel target GARP. In addition, we seek partnerships with companies that have complementary technologies. For instance, under the global collaboration and license agreement we have with Halozyme for their ENHANCE® subcutaneous drug delivery technology we have access for up to three targets, including exclusive rights to develop therapeutic products targeting human neonatal Fc receptor FcRn. Under the terms of agreement, we paid an upfront payment of $30 million to Halozyme with potential future payments up to $160 million per selected target subject to achievement of specified development, regulatory and sales-based milestones.

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

As shown in Figure 1, we apply a unique suite of technologies to create antibodies with optimized V-regions and an enhanced Fc region. Used alone or in combination, we believe that our suite of technologies enables us to create product candidates with potential first-in-class and best-in-class therapeutic activity against a wide range of targets.

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

Our Proprietary Fc Engineering Technologies

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

NHance® and ABDEGTM: Modulation of Fc Interaction with FcRn

An illustration of the FcRn-mediated antibody recycling mechanism is shown in Figure 2.   Serum proteins, including IgG antibodies, are routinely removed from the circulation by cell uptake.  Antibodies can bind to FcRn, which serves as a dedicated recycling receptor in the endosomes, which have an acidic environment, and then  return to the circulation by binding with their Fc region to FcRn.  Unbound antibodies end up in the lysosomes and are degraded by enzymes. Because this Fc/FcRn interaction is highly pH-dependent, antibodies tightly bind to FcRn at acidic pH (pH 6.0) in the endosomes but release again at neutral pH (pH 7. 4) in the circulation.

Figure 2: The FcRn-mediated recycling mechanism

NHance®

NHance® refers to two mutations that we introduce into the Fc region of an IgG antibody. NHance® is designed to extend antibody serum half-life and increase tissue penetration. In certain cases, it is advantageous to engineer antibodies that remain in the circulation longer, allowing them to potentially exert a greater therapeutic

effect or be dosed less frequently. As shown in Figure 3,   NHance® antibodies bind to FcRn with higher affinity, specifically under acidic pH conditions.  Due to these tighter bonds, NHance® FcRn-mediated antibody recycling is strongly favored over lysosomal degradation, although some degradation does occur.  NHance® allows a greater proportion of antibodies to return to the circulation potentially resulting in increased bioavailability and reduced dosing frequency. ARGX‑111, ARGX‑109, ARGX‑117 and a number of our discovery-stage programs utilize NHance®.

Figure 3: NHance® mutations favor the FcRn-mediated recycling of IgG antibodies

ABDEGTM

ABDEGTM refers to five mutations that we introduce in the Fc region that increase its affinity for FcRn at both neutral and acidic pH. In contrast to NHance®, ABDEGTM -modified Fc regions remain bound to FcRn if the pH changes, occupying FcRn with such high affinity that they deprive endogenous IgG antibodies of their recycling mechanism, leading to enhanced clearance of such antibodies by the lysosomes. Some diseases mediated by IgG antibodies are directed against self-antigens. These self-directed antibodies are referred to as autoantibodies. We use our ABDEGTM technology to reduce the level of these pathogenic autoantibodies in the circulation by increasing the rate at which they are cleared by the lysosomes. ABDEGTM is a component in a number of our product candidates, including efgartigimod.

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

Figure 4: SIMPLE AntibodyTM and ABDEGTM technologies work in concert to sweep disease targets

POTELLIGENT®: Modulation of Fc Interaction with NK Cells

POTELLIGENT® modulates the interaction of the Fc region with the Fc gamma receptor IIIa located on specialized immune cells, known as NK cells. These NK cells can destroy the target cell, resulting in enhanced ADCC. POTELLIGENT® changes the Fc structure by excluding a particular sugar unit such that it enables a tighter fit with the Fc gamma receptor IIIa. The strength of this interaction is a key factor in determining the killing potential of NK cells. An independent publication reported that the exclusion of this sugar unit of the Fc region increases the ADCC-mediated cell-killing potential of antibodies by 10‑ to 1000‑fold. Cusatuzumab and ARGX‑111 utilize POTELLIGENT®.

Our Wholly-Owned Programs

The following is the pipeline of our wholly owned product candidates and discovery programs

Efgartigimod (formerly referred to as ARGX‑113)

We are developing our lead product candidate, efgartigimod, for the treatment of patients with MG (Phase 3; recruitment completed), ITP (Phase 3) and PV (Phase 2; Phase 3 being prepared), all of which are rare and severe autoimmune diseases associated with high levels of circulating pathogenic IgG antibodies for which there are few innovative biologic treatments and a severe unmet medical need exists. We also initiated a Phase 2 clinical trial in a fourth indication, CIDP, with SC ENHANZE® efgartigimod and expect to start clinical development in a fifth indication in 2020.

Efgartigimod utilizes our ABDEGTM engineering technology and is designed to block the recycling of IgG antibodies, which results in their removal from circulation. We believe that our approach presents potential benefits relative to the current standard of care for MG, ITP and PV: corticosteroids and immunosuppressants in the early stages, followed by intravenous IgG, or IVIg, and plasma exchange, or plasmapheresis, as the disease progresses. The current standard of care for CIDP is IVIg. We believe efgartigimod’s potential benefits include improved time of onset, increased magnitude and duration of therapeutic benefit, a more favorable safety and tolerability profile and a reduced cost burden to the healthcare system. Data reported to-date have shown that efgartigimod is well-tolerated, with reductions in pathogenic autoantibodies correlating with improvements in clinical scores.

Efgartigimod in MG

We announced full data from a double-blind, placebo-controlled Phase 2 clinical trial of efgartigimod in 24 patients with gMG in April 2018. In May 2019, we announced the publication of these Phase 2 results in the peer-reviewed journal, Neurology.  The Phase 3 ADAPT trial was launched in September 2018 evaluating IV efgartigimod in gMG and data are expected in mid‑2020; if successful, we anticipate submitting a Biologics License Application, or BLA, for efgartigimod in gMG in the fourth quarter of 2020. Also, in 2020 we plan to engage with the U.S. Food and Drug Administration (FDA) on a potential bridging strategy for 1,000 mg subcutaneous SC ENHANZE® efgartigimod in gMG.

Efgartigimod in ITP

In 2018, we performed a second Phase 2 clinical trial of IV efgartigimod in 38 patients with ITP for which the full study data were published in the peer-reviewed journal Hematology in December 2019. The Phase 3 program of IV efgartigimod, ADVANCE, was initiated in the fourth quarter of 2019 and will evaluate the potential of IV efgartigimod for both induction and maintenance of platelet response. The ADVANCE IV+SC Phase 3 trial in ITP is expected to start in the second half of 2020 and will evaluate IV efgartigimod for induction of platelet response and a fixed dose of SC efgartigimod for maintenance. An additional small confirmatory IV trial as part of our ITP program is expected to start in the first half of 2020.

Efgartigimod in PV

A Phase 2 proof-of-concept trial of IV efgartigimod is ongoing in PV and positive interim data were presented in the beginning of 2020 with the full data set expected to be reported during a medical conference during 2020. Based on the positive interim data, we are preparing a potentially registrational Phase 3 trial which is expected to start in the second half of 2020.

Efgartigimod in CIDP

At the end of 2019, we initiated the Phase 2 ADHERE trial of SC ENHANZE® efgartigimod in patients with CIDP.

Formulation Options for Efgartigimod

We are developing three formulations of efgartigimod to address the needs of patients, physicians and payors across indications and geographies, including IV efgartigimod and two SC formulations (the standalone ENHANCE® SC formulation and the SC formulation that is dosed as maintenance after IV induction).

Overview of Myasthenia Gravis

MG is an autoimmune disorder associated with muscle weakness that is triggered by IgG autoantibodies. These antibodies attack critical signaling proteins at the junction between nerve and muscle cells, thereby impairing their communication signals. As shown in Figure 5, in MG these autoantibodies either bind and occupy or cross-link and internalize the receptor on the muscle cells, thereby preventing the binding of acetylcholine, the signal sent by the nerve cell. In addition, these autoantibodies can cause destruction of the neuromuscular junction by recruiting complement, a potent cell-destroying mechanism of the human immune system.

Figure 5: MG is caused by autoantibodies attacking the transmission of nerve impulses to muscles

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

Plasmapheresis involves collecting blood from a patient and physically removing the IgG antibodies and other serum proteins from the plasma before returning it to the patient. Plasmapheresis is also associated with known limitations and drawbacks. Potential complications include thrombotic events, bleeding, catheter occlusion, infection, nausea, hypotension and arrhythmias. In most cases, these symptoms are mild and transient, but in some cases, they can be severe and life-threatening.

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

In October 2017, the FDA and European Medicines Agency approved the use of Soliris® for the treatment of generalized MG patients who have autoantibodies directed against the acetylcholine receptor. Soliris is an anti-C5 antibody blocking the activity of complement recruited by the pathogenic IgGs directed against the acetylcholine receptor at the neuromuscular junction. However, Soliris does not address the blocking of the acetylcholine receptor by pathogenic IgGs, nor the receptor cross-linking and internalization by these IgGs. In addition, a sub-set of MG patients is known to have anti-MuSK antibodies, which are known not to activate the complement cascade. The price of Soliris in MG amounts to approximately $700,000 per patient per year, placing, we believe, a substantial cost burden on the health care system.

Finally, a minority of MG patients undergo thymectomy, the surgical removal of the thymus, an immune organ which is believed to play a role in the pathogenesis of the disease.

For MG patients who have advanced to the point where they are not well-controlled with corticosteroids and immunosuppressants, we believe efgartigimod may offer advantages over IVIg and plasmapheresis, including the potential to deliver a faster onset of action, a larger and longer lasting therapeutic effect and an improved safety and tolerability profile. In addition, a subcutaneous formulation of efgartigimod could further expand its use in patients requiring chronic therapy, potentially outside of the hospital setting.

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

IVIg can raise the platelet count within days in most patients, but the effect is usually transient. IVIg introduces high levels of exogenously added IgG antibodies to the blood stream that compete with the patient’s autoantibodies for various pathways including the FcRn-dependent antibody recycling pathway, thereby lowering the impact of the autoantibodies. IVIg treatment for ITP requires intravenous dosing of up to 2 g/kg per day of IVIg and is associated with many of the adverse events seen with IVIg treatment of other autoimmune diseases, such as MG as described above. Both IVIg and plasmapheresis when used to treat ITP carry a high cost burden on the healthcare system as they do when used to treat MG.

The production of platelets in patients refractory to other treatments can be stimulated by drugs such as romiplostim (Nplate) or eltrombopag (Promacta) that mimic thrombopoietin. While these therapies lead to increases in blood platelet counts, they do not address the underlying cause of the disease, which is the destruction of platelets by the immune system. Romiplostim (Nplate), Eltrombopag (Promacta) and Fostamatinib (Rigel) are approved as last-line therapy for ITP and have generated global revenues of $584 million and $635 million in 2016, respectively.

Overview of Pemphigus Vulgaris

PV is an autoimmune disorder associated with mucosal and skin blisters that lead to pain, difficulty swallowing and skin infection. This chronic, potentially life-threatening disease is triggered by IgG autoantibodies targeting desmoglein‑1 and -3, which are present on the surface of keratinocytes and important for cell-to-cell adhesion in the epithelium. Autoantibodies targeting desmogleins result in loss of cell adhesion, the primary cause of blister formation in PV. Similar to MG and ITP, disease severity of PV correlates to the amount of pathogenic IgGs targeting desmogleins.

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

Limitations of Current CIDP Treatments

Most CIDP patients require treatment and intravenous immunoglobulin, or IVIg, which is the preferred first-line therapy. Glucocorticoids and plasma exchange are used to a lesser extent as they are either limited by side effects upon chronic use, in the case of glucocorticoids, or invasiveness of the procedure and access, which is restricted to specialized centers in case of plasma exchange. Alternative immunosuppressant agents are typically reserved for patients ineligible for or refractory to IVIg, glucocorticoids or plasma exchange. While IVIg therapy can usually control CIDP, most patients require repeated treatments every two to six weeks for many years. This is due to the fact that IVIg monotherapy does not usually lead to long-term remission. IVIg introduces high levels of exogenously added IgG antibodies to the blood stream that compete with the patient’s autoantibodies for various pathways, including the FcRn-dependent antibody recycling pathway, thereby lowering the impact of the autoantibodies. IVIg treatment for CIDP requires intravenous dosing of up to 2 g/kg per day of IVIg and is associated with many of the adverse events seen with IVIg treatment of other autoimmune diseases, such as MG. Both IVIg and plasmapheresis, when used to treat CIDP, carry a high cost burden on the healthcare system as they do when used to treat myasthenia gravis, or MG, or ITP. CIDP is the largest indication for IV/SC Ig in the United States.

Our Solution: efgartigimod

Our lead product candidate, efgartigimod, is an antibody Fc fragment that we believe has the potential to overcome many of the limitations of the current standard of care for MG, ITP, PV and CIDP, including with respect to time of onset, magnitude and duration of therapeutic benefit and safety profile. We developed efgartigimod using our ABDEGTM Fc engineering technology.

Efgartigimod targets FcRn with high affinity, thereby reducing levels of all four classes of IgG antibodies, which are referred to as IgG1, IgG2, IgG3 and IgG4. In the case of MG, the large majority of patients have autoantibodies of the IgG1 and IgG3 classes, while in the case of ITP these autoantibodies consist mainly of the IgG1 class. In the case of PV, the pathogenic autoantibodies consist mainly of the IgG1 and IgG4 class. As shown in Figure 6, efgartigimod’s mechanism of action is to block the recycling of IgG antibodies and remove them from circulation. Antibodies are routinely removed from circulation by being internalized into cells, where they can either become destined for degradation in the lysosomes or recycled back into circulation. IgG antibodies not bound to FcRn are degraded, while those bound to FcRn are recycled back into circulation.  As a result of our ABDEGTM technology and the modifications we made to the Fc region, efgartigimod binds to FcRn with high affinity making this receptor unavailable to circulating IgG antibodies.  The IgG antibodies can then no longer effectively be rescued and end up in the lysosomes where they are degraded. Compared to alternative immunosuppressive approaches, such as B-lymphocyte, or B-cell, depleting agents, efgartigimod acts in a highly selective manner by reducing IgG antibody levels, while leaving levels of antibodies of the immunoglobulin A, or

IgA, immunoglobulin M, or IgM, and immunoglobulin D, or IgD, types as well as all components of the innate immune system intact.

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

In addition to MG, ITP, PV and CIDP, we believe there are other autoimmune diseases that may benefit from the mechanism of action of efgartigimod therapy. We intend to pursue initial approval for MG and then plan to expand to ITP and, potentially, PV and CIDP because these diseases have significant unmet medical needs. We then intend to expand our clinical development efforts for efgartigimod into additional indications also mediated by pathogenic IgG antibodies. Pathogenic auto-antibodies have been shown to be associated with other neuromuscular diseases such as Guillain-Barré, Lambert Eaton, chronic inflammatory demyelinating polyradiculoneuropathy; with other hematological diseases such as hemolytic anemia; and with other autoimmune blistering diseases such as bullous pemphigoid and epidermyolysis bullosa; as well as with systemic lupus erythematosus and multiple sclerosis, which affect larger numbers of patients.

Global and Broad Clinical Development Plan

We are currently evaluating efgartigimod in Phase 3 clinical trials in MG and ITP. A global, multi-center Phase 3 ADAPT clinical trial, including the ADAPT+ one-year open-label extension study, is currently ongoing. The ADAPT trial completed patient enrollment at the end of 2019 and we expect topline data from this trial by mid‑2020. For ITP, a global Phase 3 program includes two potentially registrational trials to be run concurrently.

The first trial, ADVANCE, is launched and will evaluate 10mg/kg IV efgartigimod on top of standard of care medication. The second trial is expected to be launched in the second half of 2020 to evaluate 10mg/kg IV efgartigimod to induce IgG antibody reduction and clinical response followed by fixed dose 330mg SC efgartigimod to maintain clinical benefit.

A Phase 2 proof-of-concept clinical trial of efgartigimod for treatment of PV is ongoing and positive interim proof-of concept data were reported in early 2020. The detailed results of Phase 2 trial are expected to be presented during a medical meeting in 2020. We believe that this interim data supports advancing to a potentially registrational trial, which is expected to start in the second half of 2020.

Finally, at the end of 2019, we initiated the Phase 2 ADHERE trial of SC ENHANZE® efgartigimod in CIDP patients, and we expect to start clinical development in a fifth indication in 2020.

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

Phase 2 Topline Results

We announced full data from this Phase 2 clinical trial in April 2018 and the data were published in the peer-reviewed journal, Neurology, in 2019. The primary endpoint analysis demonstrated efgartigimod to be well-tolerated in all patients, with most treatment emergent adverse events or TEAEs observed characterized as mild (CTCAE Grading 1 and 2). No TEAEs severity with CTCAE Grade 3 or higher were reported. No clinically significant laboratory, vital signs and/or electrocardiogram findings were observed. No laboratory abnormality including albumin similar to the findings cynomolgus monkeys and in clinical trials. No TEAE leading to discontinuation, no serious TEAE and no deaths were reported during the trial. The observed tolerability profile was consistent with the Phase 1 healthy volunteer trial as well as our Phase 2 clinical trial in ITP.

All TEAEs reported, as well as TEAEs deemed to be drug-related by the investigator in at least two patients, are summarized in Table 1.

Table 1. Overview of TEAEs and drug related TEAEs reported in at least two patients in efgartigimod Phase 2 Clinical Trial in MG

TEAE/patinet count	Placebo (n = 12)	Efgartigimod (n = 12)	Total (n = 24)
TEAEs (total)	10 (83.3)	10 (83.3)	20 (83.3)
Headache	3 (25.0)	4 (33.3)	7 (29.2)
Nausea	1 (8.3)	1 (8.3)	2 (8.3)
Diarrhea	1 (8.3)	1 (8.3)	2 (8.3)
Abdominal pain upper	1 (8.3)	1 (8.3)	2 (8.3)
Arthralgia	2 (16.7)	0 (0.0)	2 (8.3)
Total lymphocyte count decrease	—	2 (16.7)	2 (8.3)
B-lymphocyte decrease	—	2 (16.7)	2 (8.3)
Monocyte count decrease	—	2 (16.7)	2 (8.3)
Neutrophil count increase	—	2 (16.7)	2 (8.3)
Myalgia	—	2 (16.7)	2 (8.3)
Pruritus	2 (16.7)	1 (8.3)	3 (12.5)
Rhinorrhea	1 (8.3)	1 (8.3)	2 (8.3)
Tooth abscess	2 (16.7)	—	2 (8.3)
Toothache	2 (16.7)	—	2 (8.3)

Abbreviation: TEAE = treatment-emergent adverse event.

Data are n (%).

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

Clinical benefit in the efgartigimod treatment group maximized as of one week after the administration of the last dose, achieving statistical significance over the placebo group (p = 0.0356) on the MG-ADL score. Increasing differentiation was observed between the efgartigimod treatment group versus placebo with increasing MG-ADL and QMG thresholds at day 29 (1 week after last dosing) as shown in Figure 7.

Figure 7: Increasing differentiation in patient MG-ADL and QMG thresholds (treatment group vs. placebo)

*      Missing data point in one patient

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

We completed a randomized, double-blind, placebo-controlled Phase 2 clinical trial to evaluate the safety, efficacy and pharmacokinetics of efgartigimod in 38 adult primary ITP patients, who have platelet counts lower than 30 x 109/L while being on a stable dose of standard-of-care treatments consisting of corticosteroids, permitted immunosuppressants or thrombopoietin receptor agonists, or after having undergone a splenectomy or while being monitored under a ‘watch & wait’ approach. We conducted the clinical trial at 19 clinical centers across eight countries in the European Union. Patients were randomly assigned to three arms of 12 or 13 patients for the placebo or efgartigimod arms, respectively. All patients in this clinical trial on a drug standard-of-care treatment were to continue to receive their stable dose of standard-of-care treatment as per the protocol. One treatment arm received 5 mg/kg efgartigimod, the second arm received 10 mg/kg efgartigimod and the third arm received placebo. Dosing took place in a three-week period, which included four weekly doses of efgartigimod or placebo. Patient follow-up continued for 21 weeks after treatment. Patients from all three cohorts were eligible to enroll in a one-year open-label extension study at the 10mg/kg dose of efgartigimod, subject to meeting enrollment criteria, including platelet counts lower than 30 x 109/L.

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

We announced full data from this Phase 2 clinical trial in December 2018 and in December 2019, we announced a peer-reviewed publication of these data in The Journal of Hematology. The primary endpoint analysis demonstrated efgartigimod to be well-tolerated in all patients, with most treatment emergent adverse events (TEAE) observed characterized as mild (CTCAE Grading 1 and 2). Two serious TEAEs were reported for 2 (15.4%) out of 13 patients both in the efgartigimod 10 mg/kg treatment group (1 case of bronchitis and 1 case of thrombocytopenia); both serious TEAE were considered not related to the trial treatment and both serious TEAEs were downgraded after the study database locked. No deaths were reported during the study. The observed tolerability profile was consistent with the Phase 1 healthy volunteer trial as well as our Phase 2 clinical trial in MG.

All non-bleeding TEAEs reported, as well as non-bleeding TEAEs deemed to be drug-related by the investigator in at least two patients, are summarized in Table 2.

Table 2: Overview of TEAEs and drug related TEAEs reported in at least two patients in efgartigimod Phase 2 Clinical Trial in ITP

Main study	Placebo (N = 12) n (%)	Efgartigimod 5 mg/kg (N = 13) n (%)	Efgartigimod 10 mg/kg (N = 13) n (%)
Patients with at least 1 TEAE	7 (58.3)	9 (69.2)	11 (84.6)
Patients with at least 1 treatment-related TEAE	2 (16.7)	—	1 (7.7)
Patients with at least 1 serious TEAE	—	—	1(7.7)
Most common TEAEs (reported in ≥ 2 patients overall)
Petechiae	1 (8.3)	2 (15.4)	2 (15.4)
Purpura	—	2(15.4)	1 (7.7)
Ecchymosis	—	1 (7.7)	1 (7.7)
Rash	—	1 (7.7)	1 (7.7)
Hematoma	—	3 (23.1)	2 (15.4)
Hypertension	1 (8.3)	—	2 (15.4)
Vomiting	—	—	2 (15.4)
Contusion	1 (8.3)	1 (7.7)	1 (7.7)
Cystitis	—	1 (7.7)	1 (7.7)
Productive cough	1 (8.3)	1 (7.7)	—
Headache	2 (16.7)	1 (7.7)	—
Open-label treatment period	Efgartigimod 10 mg/kg (N = 12) n (%)
Patients with at least 1 TEAE	7 (58.3%)
Patients with at least 1 treatment-related TEAE	—
Patients with at least 1 serious TEAE	2 (16.7)
Most common TEAEs (reported in ≥ 2 patients overall) Alanine aminotransferase increased	2 (16.7)

Abbreviations: N, number of patients in the analysis set; n, number of patients with event within each treatment group under safety analysis set; TEAE, treatment emergent adverse event.

Clinically meaningful improvements in platelet counts were seen across ITP classifications and standard of care. 46% of patients demonstrated improved platelet count to ≥ 50x109/L during two or more visits in each of the 5 mg/kg and 10 mg/kg dosing cohorts compared to 25% in the placebo cohort. 67% of patients in the OLE trial demonstrated improved platelet count to ≥ 50x109/L during two or more visits following the first dosing cycle. Responders from the 10 mg/kg arm in the primary trial all responded again upon retreatment in the OLE trial. Onset of platelet count reaching 50x109/L for the first time ranged from week 1 to week 10, consistent with disease heterogeneity. For efgartigimod-treated patients with clinically meaningful platelet responses (≥ 50x109/L during two or more visits), the mean duration of platelet response was 40 days versus 16 days for placebo treated patients, with responses lasting the trial duration.

38% of efgartigimod-treated patients showed durable platelet count improvements to clinically meaningful and statistically significant levels of ≥ 50x109/L for at least 10 cumulative days, compared to 0% of placebo patients (p=0.03). These data are summarized in figures 8 and 9.

Figure 8: Patients achieving platelet counts of ≥ 50x109/L at least two times.

Figure 9: Post-hoc analysis of increasing thresholds of efficacy

Note: Increasing threshold analysis based exact logistic regression model with the baseline result as a factor

The frequency of bleeding related events, as defined in the protocol, was evaluated separately. This was done due to the nature of the disease, as low platelet levels in ITP patients may induce bleeding events in a proportion of patients, and signs and symptoms vary widely. Bleeding events were assessed using three metrics—adverse event reporting, the WHO scale and the ITP-BAT scale—and showed that efgartigimod reduced bleeding events across each scale. Adverse event reporting showed no severe bleeding events in any patient, mild bleeding events only were reported in the 10 mg/kg arm and mild and moderate in the 5 mg/kg and placebo arm. Incidence of bleeding events was reduced by efgartigimod treatment as assessed by the WHO bleeding scale, with separation from placebo as early as the third dose in the 10 mg/kg arm. Incidence of bleeding events in the skin was reduced by efgartigimod treatment as assessed by the ITP-BAT bleeding scale, with no clear signal of bleeding events in the mucosa or organs in either treatment arm. Efgartigimod treatment resulted in clear correlation between IgG reduction, platelet count improvement and bleeding event reduction.

Analysis of the pharmacokinetic and pharmacodynamic endpoints was generally consistent with the findings from the Phase 1 clinical trial as well as the MG Phase 2 clinical trial. Lasting IgG reductions were consistent with levels achieved in previous studies. All efgartigimod-treated patients showed a rapid and deep reduction of total IgG levels, consistent with the pharmacodynamic effects observed in previous clinical trials. Reduction of IgG levels was consistent across IgG subtypes. Reduction in platelet-associated autoantibodies were observed in the majority of patients with clinically meaningful platelet increase. Low titer of anti-drug antibodies was detected in 16.7% of placebo patients and 30.8% of treated patients in the 10 mg/kg arm with no apparent effect on pharmacokinetics or pharmacodynamics.

Figure 10: Reduction of total IgGs correlates with increased platelet counts and reduced bleeding event

Phase 2 Clinical Trial in PV

We are conducting an open-label, non-controlled Phase 2 clinical trial to evaluate the safety, efficacy, pharmacodynamics and pharmacokinetics of efgartigimod in a minimum of 12 patients with mild to moderate PV who are either newly diagnosed or relapsing. We conduct the clinical trial at 12 sites across Europe, Ukraine and Israel. The trial design comprises three cohorts of a minimum of four patients each. The first cohort received 10 mg/kg of efgartigimod in four weekly doses as induction therapy, followed by five weeks of maintenance therapy with efgartigimod dosed at 10 mg/kg at week 1 and week 5 of the maintenance period, followed by an eight-week follow-up period with no dosing of efgartigimod. In newly diagnosed patients and relapsing patients off-therapy, efgartigimod will be dosed as monotherapy, in absence of standard of care therapy. In relapsing patients on prednisone, efgartigimod will be dosed on top of a stable dose of prednisone during the induction phase. The prednisone dose may be changed (decreased or increased) from the beginning of the maintenance phase up to study end according to standard of care (i. e., corticosteroids, immunosuppressants, IVIg, plasma exchange and rituximab). An Independent Data Monitoring Committee (IDMC) may recommend adapting the dose during both the induction and the maintenance period, or the dosing frequency at maintenance, or the duration of dosing during the maintenance period with a maximum of two extra doses per cohort for a following cohort based on the outcome of the previous cohort. In case of a dose increase, the maximum dose would be 25 mg/kg.

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

Phase 2 Interim Results and Next Steps

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

The IDMC evaluated the results of the first patient cohort and determined the tolerability profile to be favorable. The IDMC recommended maintaining the dose at 10 mg/kg but adjusted the dosing frequency and duration of the maintenance phase for the next cohort. The second patient cohort will dose every two weeks during the maintenance phase and will add two additional administrations for a period of eight total weeks of maintenance, up from six weeks in cohort 1.

The Phase 2 proof-of-concept clinical trial for treatment of PV is still ongoing but we reported additional positive proof-of-concept interim data early 2020 where 23 patients were evaluated.

The data demonstrated a clear correlation between pathogenic IgG reduction and the Pemphigus Disease Area Index score improvement as illustrated below. 78% (18/23) of patients achieved rapid disease control; median time to disease control for both monotherapy and combination therapy was 14‑15 days. A fast-clinical remission (CR) was observed in 70% (5/7) of patients receiving an optimized dosing regimen; CR was achieved within 2‑10 weeks. The optimized dosing regimen was determined to be at least biweekly dosing of efgartigimod in combination with oral prednisone (0.25‑0.5mg/kg). This data suggested the potential for corticosteroid sparing treatment. In addition, an independent data review committee concluded tolerability to be favorable.

IgG reduction correlates to PDAI score improvement in responders

Patients still in trial are included in the extended dosing cohort and detailed results of Phase 2 trial are expected to be presented during a medical meeting in 2020. We believe that this data supports advancing to a potentially registrational trial expected to start in the second half of 2020.

Phase 1 Clinical Trial for Subcutaneous Formulation of efgartigimod (fixed maintenance dose used after IV induction)

In addition to the intravenous product formulation of efgartigimod, we are also developing a subcutaneous product formulation designed to enable administration of efgartigimod to larger patient populations, including patients requiring chronic therapy, potentially outside the hospital setting.

We evaluated the intravenous and subcutaneous formulations of efgartigimod head-to-head in a preclinical cynomolgus monkey model. The results suggest that both formulations result in comparable half-life in circulation of efgartigimod, a favorable bioavailability of 75% of the subcutaneous formulation and a comparable pharmacodynamic effect shown by reduction of total IgG antibodies.

We initiated a Phase 1 clinical trial in healthy volunteers for a subcutaneous formulation for the treatment of chronic autoimmune diseases. The open-label, Phase 1 trial enrolled 32 healthy volunteers and included three treatment arms: one each of single dose SC and IV efgartigimod, and one evaluating an IV induction followed by a SC maintenance dose. In the single dose treatment arms, the data showed the SC formulation to have comparable half-life, pharmacodynamics and tolerability to the IV formulation, and a bioavailability of approximately 50%. In addition, initial IV dosing followed by weekly 300 mg (2 ml) SC administration of efgartigimod provided sufficient exposure to maintain IgG suppression at a steady state IgG reduction of approximately 50%. The data also suggested a favorable tolerability profile and no meaningful anti-drug antibody signals were reported. The SC formulation supports key manufacturing improvements, including a high product concentration (150mg/ml), low viscosity and optimal stability.

Phase 1 Clinical Trial ENHANZE® SC efgartigimod (standalone SC formulation)

In addition to the subcutaneous product formulation of efgartigimod, we developed a standalone SC formulation of efgartigimod as part of our collaboration with Halozyme based on a co-formulation of efgartigimod with Halozyme’s proprietary ENHANZE® drug delivery technology (hyaluronidase, rHuPH20), designed to enable a smooth and convenient SC administration with larger volumes of efgartigimod with short injection times.

We initiated a Phase 1 clinical trial in healthy volunteers for the ENHANZE® subcutaneous formulation for the treatment of chronic autoimmune diseases. The open-label, Phase 1 trial enrolled 33 healthy volunteers and included four treatment arms: three with fixed doses of ENHANZE® SC efgartigimod, and one evaluating a body weight-based dose of ENHANZE® SC efgartigimod. Clear dose dependent reductions in mean total IgG and the different IgG subtypes concentration were observed. Using PK-PD modelling, we selected a dose of 1000 mg ENHANZE® SC efgartigimod to be equivalent to the 10 mg/kg IV efgartigimod formulation with respect to the effect on IgG levels.

The ENHANZE® SC efgartigimod formulation was quickly injected with mean injection times lower than 1 minute for the smallest dose.

Single dose of ENHANZE® SC efgartigimod of 750 mg, 1250 mg, 1750 mg, or 10 mg/kg was well tolerated by all healthy subjects. No obvious TEAE were reported beyond mild and transient injection site reactions, in line with reported ENHANZE®coformulation findings. No meaningful immunogenicity was reported.

First-in-Human Clinical Development Plan and Clinical Data

We have completed enrollment in a double blind, placebo-controlled Phase 1 clinical trial in healthy volunteers to evaluate the safety, tolerability, pharmacokinetics, pharmacodynamics and immunogenicity of single and multiple doses of efgartigimod. In the first part of the clinical trial, 30 subjects were randomized to receive a single dose of efgartigimod or placebo ranging from 0.2 mg/kg to 50 mg/kg. In the second part of the clinical trial, 32 subjects were randomized to receive multiple ascending doses of efgartigimod or placebo up to a maximum of 25 mg/kg.

We announced interim data from this Phase 1 clinical trial in June 2016 and at a workshop we sponsored in conjunction with the American Society of Hematology annual meeting in December 2016. We expect that the full results from this clinical trial will be published in a peer reviewed journal during the first half of 2017.

Single Ascending Dose

We observed that a single two-hour infusion of 10 mg/kg efgartigimod was associated with an approximate 50% reduction of circulating IgG antibody levels. We observed that a reduction of circulating IgG antibody levels persisted for more than four weeks after the last dose, as shown in Figure 8. We believe this sustained reduction would be clinically meaningful if replicated with respect to pathogenic IgG antibodies because IVIg and plasmapheresis typically result in a 30% to 60% reduction in pathogenic IgG antibody levels.

Figure 8. Selective reduction of IgG by administration of efgartigimod to healthy volunteers in the single ascending dose part of our Phase 1 clinical trial

Administration of efgartigimod at single doses up to 25 mg/kg was reported to be well tolerated and administration of a single dose of 50 mg/kg was reported to be moderately tolerated. There were no drug or infusion related serious adverse events associated with doses up to 50 mg/kg. The most frequently reported drug related adverse events included abnormal white blood cell count, increased C reactive protein levels, headache, dizziness and chills. All of these adverse events were mild or moderate and reported only in the two highest dose groups (25 mg/kg and 50 mg/kg). While efgartigimod was associated with a decrease in the levels of IgG antibodies, there were no observed changes in IgM or IgA levels or serum albumin observed in the clinical trial, suggesting that efgartigimod has the potential to be a highly selective immunosuppressant.

Multiple Ascending Dose

In the multiple ascending dose part of the Phase 1 clinical trial, repeat administration of both 10 mg/kg and 25 mg/kg of efgartigimod every seven days, four doses in total, and 10 mg/kg every four days, six doses in total, was associated with a gradual reduction in levels of all four classes of IgG antibodies by 60% to 85%, with 10 mg/kg dose results shown in Figure 9. For all doses, we observed the reduction in circulating IgG antibody levels to persist for more than four weeks after the last dose with levels below 50% at approximately three weeks and did not return to baseline levels for more than one month. Pharmacokinetic analysis of serum baseline levels of efgartigimod indicates that it has a half-life of approximately three to four days with no drug accumulation following subsequent weekly dosing. The prolonged activity on the levels of IgG antibodies is consistent with the mechanism of action of efgartigimod and the effect of the ABDEGTM technology on increasing the intracellular recycling of efgartigimod. Similar to the single ascending dose part, no significant reductions in IgM, IgA or serum albumin were observed.

Figure 9. Reduction in the levels of four IgG antibody classes and total IgG levels in the multiple ascending dose part of our Phase 1 clinical trial of efgartigimod in healthy volunteers at a dose of 10 mg/kg every seven days

Administration of multiple efgartigimod doses of 10 mg/kg and 25 mg/kg were reported to be well tolerated. One serious adverse event, hyperventilation, was observed in the multiple ascending dose part. This event, which occurred six days after drug administration, was considered by the clinical investigator as unlikely to be related to efgartigimod. Some patients had changes to C reactive protein levels that were considered clinically significant. The most frequently reported drug related adverse events included headache, feeling cold, chills and fatigue, all of which were mild or moderate and reported only in the highest dose group of 25 mg/kg.

In a limited number of pre and post dose samples originating from both active and placebo treated individuals, positive ADA titers were detected. During the single ascending dose part of the clinical trial, three out of 20 subjects on drug and one out of 10 subjects on placebo showed positive post dose ADA titers. During the multiple ascending dose part of the clinical trial, one out of 23 subjects on drug and two out of eight subjects on placebo showed positive post dose ADA titers. Signals typically were just above the detection limit of the assay and were only found once during the clinical trial for the majority of subjects. No increase of ADA titers over time for individual subjects was observed, nor had any of the subjects with at least one positive ADA sample an apparent different pharmacokinetic/pharmacodynamic profile.

Cusatuzumab (formerly referred to as ARGX‑110)

We are developing cusatuzumab in hematological cancer indications, currently AML, as well as high‑risk MDS. We are developing cusatuzumab with our collaborator Janssen. See “Collaboration Agreements" below.

AML is rare and aggressive hematological cancer for which significant unmet medical needs exist. MDS, a rare bone marrow disorder, is often a precursor to AML. cusatuzumab is a SIMPLE AntibodyTM designed to potently block the CD70/CD27 interaction and kill CD70‑positive cells via its potent antibody effector functions through the use of POTELLIGENT® technology.

Cusatuzumab is currently being evaluated in an open label registration directed Phase 2 clinical trial, CULMINATE, in combination with azacytidine, in newly diagnosed AML patients who are unfit for intensive chemotherapy or in patients with high-risk MDS. A Phase 1b platform trial is also underway in various AML subpopulations and settings with an initial trial evaluating combinations of cusatuzumab, venetoclax and azacitadine.

We reported results for the first 12 patients from the dose-escalation part of the Phase 1/2 clinical trial in combination with azacytidine in AML or high-risk MDS in December 2019, which demonstrated a favorable tolerability profile of the combination therapy and suggested evidence of biological activity across the evaluated doses.

In addition, we reported results of the Phase 2 part of the Phase 1/2 clinical trial in relapsed or refractory CD70‑positive CTCL patients and an open-label Phase 1 clinical trial in patients with nasopharyngeal carcinoma.

Overview of Acute Myeloid Leukemia and Myelodysplastic Syndrome

AML is a hematological cancer characterized by excessive proliferation of myeloid stem cells and their failure to properly differentiate into mature white blood cells. AML is the second most common subtype of leukemia in adults. In the United States, AML has an incidence of approximately 22,000 new cases annually. AML is generally a disease of elderly people, with more than 60% of diagnosed patients being older than 60 years, and AML is uncommon before the age of 45. The average five-year survival rate for patients with AML is 27%, but there are significant differences in prognosis depending on several factors, including the age of the patient at diagnosis. For patients under the age of 45, the five-year survival rate is approximately 57%, while for those over the age of 65 it is only 6%. There are likely multiple reasons for this discrepancy, including the ability of younger patients to tolerate more aggressive therapy.

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

Clinical Development Plan

In December 2016, we initiated an open-label Phase 1/2 clinical trial of cusatuzumab at three sites in Switzerland for the treatment of newly diagnosed AML or high-risk MDS patients. We reported interim results from the dose-escalation part of this clinical trial in December 2019.

The registration directed Phase 2 CULMINATE clinical trial is currently enrolling up to 150 patients with previously untreated AML who are not eligible for intensive chemotherapy. In this two-part trial, patients will first be randomized to receive one of two dose levels of cusatuzumab (10mg/kg and 20mg/kg) in combination with azacytidine (75mg/m2) followed by an expansion cohort to evaluate efficacy of the selected dose of cusatuzumab. A Phase 1b platform trial is also underway in various AML subpopulations and settings with the initial trial evaluating combinations of cusatuzumab, venetoclax and azacitadine; additional trials are expected to launch under this platform trial in the first half of 2020. A randomized Phase 2 trial in higher-risk myelodysplastic syndromes (MDS) is expected to start in the first half of 2020. A data update of the cusatuzumab development program is expected in 2020.

In addition, cusatuzumab was evaluated in an open-label Phase 1/2 clinical trial in relapsed or refractory CD70‑positive CTCL patients and an open-label Phase 1 clinical trial in patients with nasopharyngeal carcinoma. Prior to this, cusatuzumab was evaluated in an extensive Phase 1 clinical trial in patients with advanced malignancies expressing CD70, following a stepwise adaptive clinical trial design enrolling a total of 86 patients (of whom 85 patients have been treated).

Phase 1/2 Clinical Trial in Combination with Azacytidine in Patients with AML or High-Risk MDS (ongoing)

We are evaluating cusatuzumab in an open-label, dose-escalating Phase 1/2 clinical trial to evaluate its safety, tolerability and efficacy in combination with azacitidine in newly diagnosed AML patients unfit for chemotherapy or high-risk MDS patients. The clinical trial was initiated in December 2016. All patients in this clinical trial are receiving cusatuzumab in combination with 75 mg/m2 azacitidine (standard of care for AML). Patients receive two weeks of cusatuzumab monotherapy prior to starting the combination dosing. During the Phase 1 dose-escalation part of the clinical trial, four doses of cusatuzumab, 1 mg/kg, 3 mg/kg,10 mg/kg and 20 mg/kg administered bi-weekly are being evaluated. We enrolled 12 patients in the Phase 1 part.

26 AML patients were enrolled in the Phase 2 part of its Phase 1/2 clinical trial using a 10 mg/kg dose of cusatuzumab. This is a multi-center clinical trial conducted in Europe.

We reported updated interim results for the 12 evaluable patients from the Phase 1 dose-escalation part of this clinical trial in December 2019 at the ASH annual meeting, representing the data as of February 2019. Six out of twelve Phase 1 patients were still on treatment at the time of the interim data. These interim results showed for the first 12 patients that no dose-limiting toxicity was observed for cusatuzumab and that cusatuzumab was overall reported to be well-tolerated with signs of clinical activity. To date, the tolerability profile of cusatuzumab in this Phase 1/2 clinical study in combination with azacitidine appears to be similar to what we observed in the other cusatuzumab clinical trials. We believe that the observed Grade 3 and 4 hematological toxicity for cusatuzumab in combination with azacitidine corresponds to the reported safety profile of azacitidine monotherapy and can be seen in Table 2 below. No grade 5 TEAEs were observed.

Table 2. Grade 3 or higher treatment emergent adverse events of cusatuzumab in combination with azacitidine open-label, Phase 1 dose-escalation part (first 12 evaluable patients, ongoing, as of February 2019.

Escalation phase – cusatuzumab dose:	1 mg/kg (N=3)	3 mg/kg (N=3)	10 mg/kg (N=3)	20 mg/kg (N=3)	Total (N=12)
TEAEs grade 3 and 4*	Number of patients
Blood and lymphatic disorders	2	3	2	3	10
Anemia	1	3	1	—	5
Febrile neutropenia	2	—	1	2	5
Leukopenia	—	—	1	—	1
Neutropenia	—	—	1	2	3
Thrombocytopenia	—	—	1	—	1
Cardiac disorders	1	—	—	1	2
GI disorders	—	1	—	1	2
General disorders and administration site conditions	—	1	1	—	2
Infections and infestations	1	2	—	3	6
Laboratry abnormalities	3	3	—	1	7
Reproductive system and breast disorders	—	—		1	1
Vascular disorders	—	1	—	—	1
IRR AEs#	1	1	—	—	2

•      AEs leading to discontinuation of study treatment n = 1 (3mg/kg dose)

•     #IRR (infusion-related reaction) preferred terms: chills, pyrexia, dyspnea, malaise, tachycardia, hypo/hypertension, dizziness, hypersensitivity

More specifically at the time of the interim data, 12 out of 12 AML (100%) patients showed a response, including complete remission in eight out of 12 patients, complete remission with incomplete blood count recovery in two out of 12 patients and partial remission in two out of 12 patients. One of the patients who achieved a complete remission successfully bridged to allogeneic stem cell transplant after five cycles. One patient discontinued from the study following an adverse event. Three patients responded during cusatuzumab monotherapy in the first two weeks.

Phase 2 Part of Clinical Trial in Patients with Relapsed or Refractory CD70‑positive CTCL and Phase 1 Safety-Expansion Cohorts in Patients with CD70‑positive CTCL (ongoing, completed enrollment)

The Phase 1/2 clinical trial in relapsed or refractory CD‑70 positive CTCL patients completed enrollment, consisting of 27 heavily pre-treated patients with CD70‑positive CTCL.

The primary endpoint of the Phase 2 part of the clinical trial is efficacy, and secondary endpoints include safety and characterization of pharmacokinetics and immunogenicity.

Of the 26 evaluable patients (out of 27 recruited patients) under analysis, we observed an overall response rate of 23% (one complete response, five partial responses and eight patients with stable disease). Patients received a 1 mg/kg or 5 mg/kg dose of cusatuzumab. Cusatuzumab was well tolerated at both doses with a total of 106 treatment-emergent adverse events (TEAE) reported in 26 patients. Most common was pyrexia and asthenia (5 patients each). Forty events in 16 patients were considered drug-related by the investigator of which infusion-related reactions (IRRs) were the most common (22 events in 8 patients). Eighteen SAEs were reported in 11 patients, one was considered drug related.

Phase 1 Part of Phase 1/2 Clinical Trial in Patients with Advanced Malignancies Expressing CD70

Cusatuzumab was evaluated in an extensive Phase 1 part of a Phase 1/2 clinical trial in patients with advanced malignancies expressing CD70, following a stepwise adaptive clinical trial design enrolling a total of 86 patients (of whom 85 patients have been treated). No dose-limiting toxicities were observed. The most frequent grade 3 and 4 drug-related adverse events were fatigue in 48.2% of patients and mild (Grade 1–2) infusion-related reactions in 34.1% of patients. Other monoclonal antibodies engineered using POTELLIGENT® or similar third-party products that augment ADCC such as mogamulizumab, obinutuzumab and imgatuzumab also have infusion-related reaction rates of 24% to 77%. Premedication with acetaminophen, antihistamines and/or corticosteroids are used to reduce the impact of infusion-related reactions.

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

Table 6. Grade 3 and 4 drug-related adverse events (including serious adverse events), in cusatuzumab in open label, Phase 1 clinical trial

Dose-escalation Part and Cohorts 1‑4	0.1 mg/kg	1 mg/kg	2 mg/kg	5 mg/kg	10 mg/kg
Number of patients	6	15	7	42	5
Fatigue	1	—	—	3	—
Anaemia	—	—	—	1	—
Decreased appetite	1	—	—	—	—
Electrocardiogram qt prolonged	—	1	—	—	—
Febrile neutropenia	—	—	—	1	—
Hypoxia	1	—	—	—	—
Infusion related reactions	—	—	—	1	—
Thrombocytopenia	—	—	—	1	—

Note: All Grade 3 drug-related adverse events. No Grade 4 drug-related adverse events reported.

All other serious adverse events were considered non-drug-related by the treating investigator.

In the dose-escalation part of this clinical trial, the half-life of ARGX‑110 was observed to be approximately 13 days. Anti-drug antibodies were detected in 50% of all patients, the majority of which were seen at the 0.1 mg/kg and 1 mg/kg doses.

ARGX‑117

We are developing ARGX‑117 with therapeutic potential in both orphan and large autoimmune inflammatory diseases. ARGX‑117 is a highly differentiated therapeutic antibody equipped with our proprietary Fc engineering technology NHance® that addresses a novel target in the classic pathway of the complement cascade. With a potentially differentiated mechanism of action, ARGX‑117 represents a broad pipeline opportunity across several autoantibody-mediated indications and may have a synergistic effect with lead autoimmune compound efgartigimod.

The classical pathway of the complement system is composed of a series of proteins that are activated when IgG or IgM autoantibodies bind to their targets. This mechanism contributes to tissue damage and organ dysfunction in a number of autoimmune inflammatory diseases. The ARGX‑117 target is key in the lysis of antibody-decorated cells and is active when an immune reaction is taking place.

We obtained the rights to ARGX‑117 as part of our Innovative Access Program through which we identified the work on this antibody with Broteio Pharma. argenx and Broteio launched a collaboration in 2017 to conduct research, with support from the University of Utrecht, to demonstrate preclinical proof-of-concept of the mechanism of ARGX‑117. Based on promising preclinical data generated under this collaboration agreement, argenx has exercised the exclusive option to license the program and assumed responsibility for further development and commercialization.

A Phase 1 trial of ARGX‑117 in healthy volunteers is expected to begin in the first quarter of 2020. Multiple doses and formulations (IV and SC with Halozyme ENHANZE® technology) will be evaluated as part of dose-finding work. Following analysis of this Phase 1 data, we expect to launch the Phase 2 program in multifocal motor neuropathy (MMN) (which fits within our neuromuscular franchise) and develop ARGX‑117 in additional indications.

ARGX‑118

We have exercised our option to exclusively acquire rights to ARGX‑118, a highly differentiated antibody against Galectin‑10, the protein of Charcot-Leyden crystals, which are implicated as a major contributor to severe asthma and to the persistence of mucus plugs. ARGX‑118 has the following differentiated features:

(i)             acts on a novel target intended to address mucus plugging, a large unmet need in airway inflammation;

(ii)           unique mechanism of action with observed crystal-dissolving properties; and

(iii)          broad potential in severe airway inflammation diseases where mucus plugging plays a key role, including lung attack or asthma exacerbation, allergic bronchopulmonary aspergillosis, and chronic rhinosinusitis with nasal polyps.

ARGX‑118 was developed under a collaboration with VIB, a life sciences research institute based in Flanders, Belgium. Lead optimization work on ARGX‑118 for airway inflammation will continue in 2020.

Our Partnered Programs

Our product candidate pipeline enabled by our suite of technologies is set forth below:

The following is the pipeline for our partnered product candidates and discovery programs. For more information on our collaborations, see “Collaboration Agreements" below.

ARGX‑112 (partnered with LEO Pharma)

We are developing ARGX‑112 for the treatment of dermatologic indications involving inflammation, together with our collaboration partner LEO Pharma. ARGX‑112 employs our SIMPLE AntibodyTM technology and blocks the interleukin‑22 receptor, or IL‑22R, in order to neutralize the signaling of cytokines implicated in autoimmune diseases of the skin. The program is in a Phase 1 clinical trial and LEO Pharma is responsible to fund the clinical development of the program.

ARGX‑115 (ABBV‑151) (partnered with AbbVie)

ARGX‑115 (ABBV‑151) is being developed as a cancer immunotherapy against the novel target GARP by our collaborator AbbVie. ARGX‑115 (ABBV‑151) employs our SIMPLE AntibodyTM technology and works by stimulating a patient’s immune system after a tumor has suppressed the immune system by co-opting immunosuppressive cells such as Tregs. In August 2018, AbbVie exercised its exclusive license option to develop and commercialize ARGX‑115 (ABBV‑151). ARGX‑115/ ABBV‑151 is currently being explored in a Phase 1 clincal trial by AbbVie.

ARGX‑116 (partnered with Staten Biotechnology)

We are developing ARGX‑116 for the treatment of dyslipidemia, together with our collaboration partner Staten Biotechnology. ARGX‑116 employs our SIMPLE AntibodyTM technology and blocks APOC3, a metabolic target involved in triglyceride metabolism. ARGX‑116 is the first of up to three research programs under the collaboration. Under the terms of the collaboration, the parties are jointly responsible for conducting research under a mutually agreed research program, with Staten reimbursing us for all costs of carrying out our research responsibilities under each research program. In December 2018, Staten Biotechnology announced that it will collaborate with Novo Nordisk A/S to co-develop ARGX‑116.

ARGX‑114 (partnered with AgomAb)

ARGX‑114 is an HFG-mimetic SIMPLE AntibodyTM directed against the MET receptor. In March 2019, we entered into an exclusive license with AgomAb to develop ARGX-114.

ARGX-109 (partnered with Genor Biopharma)

ARGX 109 employs our SIMPLE Antibody and NHance® technologies and blocks interleukin 6, or IL 6, a cell signaling protein that is an important driver of inflammatory response implicated in the transition from acute to chronic inflammation. In October 2012, we entered into an exclusive license agreement with Bird Rock Bio, Inc. (formely known as RuiYi Inc. and Anaphore, Inc.), to develop and commercialize ARGX‑109. In 2018, Bird Rock Bio and argenx mutually agreed to terminate this exclusive license agreement. Genor Biopharma, a sublicensee of Bird Rock Bio, will continue to develop ARGX‑109 for the Chinese market.

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

One example of the value of the Innovative Access Program is ARGX‑115 (ABBV‑151), which was developed in collaboration with the de Duve Institute / Université Catholique de Louvain. We provided antibodies to the academic groups to help validate the target. This in turn, allowed the groups to advance their work successfully, including the facilitation of supportive publications. Subsequently, this program formed the basis of our collaboration with AbbVie. ARGX‑115 (ABBV‑151) exemplifies how our Innovative Access Program enables us to generate product candidates against novel targets that may be of high interest for collaboration with biopharmaceutical partners. Another example is ARGX‑116, which was discovered in close collaboration with disease biology experts from Staten Biotechnology, an emerging biotechnology company specialized in the field of dyslipidemia.

In March 2017, we entered into a collaboration under our Innovative Access Program with Broteio Pharma B.V. to develop an antibody against a novel target in the complement cascade, ARGX‑117. Under the terms of the agreement, we and Broteio jointly developed the complement-targeted antibody to seek to establish preclinical proof-of-concept using our proprietary suite of technologies. Upon successful completion of these studies, we exercised an exclusive option to license the program in March 2018 and assumed responsibility for further development and commercialization.

Manufacturing and Supply

We utilize third-party contract manufacturers who act in accordance with the FDA’s good laboratory practices, or GLP, and current good manufacturing practices, cGMP, for the manufacture of drug substance and product. Currently, we contract with Lonza Sales AG, or Lonza, based in Slough, UK and Singapore, for all activities relating to the development of our cell banks, development of our manufacturing processes and the production of all drug substance, thereby using validated and scalable systems broadly accepted in our industry. We use additional contract manufacturers to fill, label, package, store and distribute investigational drug products.

Efgartigimod, cusatuzumab, ARGX‑111 and ARGX‑112 are each manufactured using an industry-standard mammalian cell culture of a Chinese hamster ovary cell line that expresses the product, followed by multiple purification and filtration steps typically used in producing monoclonal antibodies.

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

As of January 1, 2020, our patent estate (which includes both owned and in-licensed patent rights) included 26 issued U.S. patents, 30 pending U.S. patent applications, 143 issued foreign patents (including eight granted European patents that have been validated into 104 national patents) and 114 pending foreign patent applications (including 12 pending European patent applications).

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

With regard to the POTELLIGENT® platform, which is currently used in the production of our cusatuzumab and ARGX‑111 product candidates, we have non-exclusively licensed from BioWa certain patent rights that relate to different aspects of the POTELLIGENT® platform.

Product Candidates: Wholly-Owned Programs

With regard to the efgartigimod product candidate, efgartigimod incorporates the ABDEGTM technology platform, the coverage of which is discussed above under "Platform Technologies." It is expected that U.S. patents, if they were to issue from the two patent families directed to the ABDEGTM technology platform are expected to expire in 2034 or 2036, without taking a potential patent term extension into account.

With regard to the cusatuzumab product candidate, we have three issued U.S. patents, one with composition of matter claims directed to the cusatuzumab antibody, one with claims directed to the epitope cusatuzumab binds to, and one with claims directed to a polynucleotide that encodes antibodies that bind to the epitope cusatuzumab binds to and one U.S. patent application with method of use claims directed to the treatment of cancer with the cusatuzumab antibody. The issued U.S. patents expire in 2032 and 2033, and the U.S. patent application, if issued as a U.S. patent, is expected to expire in 2032, without taking a potential patent term extension into account. In addition, we have patents that have been granted in Japan and Russia and at least nine patent applications pending in various other countries and regions in North America, South America, Europe and Asia. Furthermore, cusatuzumab incorporates or employs the SIMPLE AntibodyTM and POTELLIGENT® technology platforms, which are covered by one or more of the patents and patent applications discussed above under "Platform Technologies."

With regard to the ARGX‑111 product candidate, we have three issued U.S. patents, one with composition of matter claims directed to the ARGX‑111 antibody, one with method of use claims directed to the use of the ARGX‑111 antibody in the treatment of cancer, and one with claims directed to polynucleotides that encode the ARGX‑111 antibody and one U.S. patent application with composition of matter claims directed to ARGX‑111. The issued U.S. patents and the U.S. patent application, if issued as a U.S. patent, are expected to expire in 2031, without taking a potential patent term extension into account. In addition, we have patents that have been granted in Australia, Europe, Japan and Russia, and at least eight patent applications pending in various other countries and regions in North America, South America, Europe and Asia. Furthermore, ARGX‑111 also incorporates or employs the SIMPLE AntibodyTM, POTELLIGENT® and NHance® technology platforms, which are covered by one or more of the patents and patent applications discussed above under "Platform Technologies." In addition, we have one U.S. patent, patents granted in Australia and Europe, and eight patent applications pending in various other countries and regions in North America, South America and Asia with composition of matter claims directed to a combination of antibodies or a multi-specific antibody, where one of the antigen binding regions in the combination of antibodies or the multi-specific antibody binds the epitope bound by the ARGX‑111 antibody. The U.S. patent is expected to expire in 2033.

Product Candidates: Partnered Programs

With regard to the ARGX‑115 (ABBV‑151) product candidate, we co-own with, and exclusively license from, the Ludwig Institute for Cancer Research and Université Catholique de Louvain, a pending U.S. patent application with composition of matter claims directed to an antibody that binds GARP the presence of TGF-b and method of use claims directed to the use of such an antibody in the treatment of cancer. A U.S. patent, if issued from the U.S. patent application, is expected to expire in 2034, without taking a potential patent term extension into account. In addition, the patent family contains at least 10 patent applications pending in various other countries and regions in North America, South America, Europe and Asia. In addition, we co-own with, and exclusively license from, the Université Catholique de Louvain patent applications pending in the United States and Europe with composition of matter claims directed to an antibody that binds an epitope of a complex formed by human GARP and TGF-b and method of use claims directed to the use of such an antibody in the treatment of cancer. A U.S. patent, if issued from the U.S. patent application, is expected to expire in 2034. Furthermore, ARGX‑115 (ABBV‑151) incorporates or employs the SIMPLE AntibodyTM technology platform, which is covered by one or more of the patents and patent applications discussed above under "Platform Technologies."

With regard to the ARGX 109 product candidate, we have a pending U.S. patent application with composition of matter claims directed to ARGX 109. A U.S. patent, if it were to issue, would be expected to expire in 2033, without taking a potential patent term extension into account. We also have counterpart patents and pending patent applications in various jurisdictions, including North America, Europe and Asia. Furthermore, ARGX 109 incorporates or employs the SIMPLE Antibody technology and the NHance® technology, which is covered by one or more of the patents and patent applications discussed above under “Platform Technologies.”

With regard to the ARGX‑112 product candidate, we have a pending international application with composition of matter claims directed to an antibody that binds human IL‑22R. A U.S. patent, if it were to issue, that claims priority to the international application would be expected to expire in 2037, without taking a potential patent term extension into account. Furthermore, ARGX‑112 incorporates the SIMPLE AntibodyTM technology, which is covered by one or more of the patents and patent applications discussed above under "Platform Technologies."

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application.

In the United States, the term of a patent covering an FDA-approved drug may be eligible for a patent term extension under the Hatch-Waxman Act as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years beyond the expiration of the patent but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension may be extended. Similar provisions are available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved drug. It is possible that issued U.S. patents covering each of our product candidates may be entitled to patent term extensions. If our product candidates receive FDA approval, we intend to apply for patent term extensions, if available, to extend the term of patents that cover the approved product candidates. We also intend to seek patent term extensions in any jurisdictions where they are available, however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

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

We have partnered, and plan to continue to partner, product candidates that we believe have promising utility in disease areas or patient populations that are better served by resources of larger biopharmaceutical companies. We expect to continue to collaborate selectively with pharmaceutical and biotechnology companies to leverage our discovery platform and accelerate product candidate development. We have entered into multiple collaboration agreements with pharmaceutical partners. Below are summaries of our agreements with pharmaceutical partners.

Our Strategic Partnership with Janssen (for cusatuzumab)

In December 2018, we entered into a collaboration agreement with Cilag GmbH International, an affiliate of Janssen, to jointly develop and commercialize cusatuzumab.

We have granted Janssen a license to the cusatuzumab program to develop, manufacture and commercialize cusatuzumab. For the U.S., the granted commercialization license is co-exclusive with us, while outside the U.S., the granted license is exclusive to Janssen. We and Janssen will assume certain development obligations, and will be jointly responsible for all research, development and regulatory costs relating to the cusatuzumab.

Under the terms of the agreement, Janssen has paid us $300 million in an upfront, non-refundable and non-creditable payment. In conjunction with the collaboration agreement, we entered into an investment agreement with JJDC, Inc., or JJDC, an affiliate of Johnson & Johnson. At the closing of the transaction in January 2019, JJDC purchased 1,766,899 newly issued shares, representing 4.68% of our then outstanding shares, at a price of €100.02 per share ($113.19 based on the exchange rate in effect as of the date the payment was received), for a total of €176.7 million (approximately $200.0 million based on the exchange rate in effect as of the date the payment was received).

We are eligible to receive potentially up to $1.3 billion in development, regulatory and commercial milestone payments, in addition to tiered royalties on sales for the territory outside of the U.S. at percentages ranging from the low double digits to the high teens, subject to customary reductions. In December 2019, we announced the achievement of the first milestone of $25 million for achievement of an enrollment milestone in first Phase 2 trial under the collaboration. Janssen will be responsible for commercialization worldwide. We retain the option to participate in co-commercialization efforts in the U.S., where the companies have agreed to share royalties on a 50/50 basis, and outside the U.S., Janssen will pay double-digit tiered sales royalties to us. The agreement includes customary standstill and lock-up provisions.

Under the terms of the collaboration agreement, we agreed to a joint global clinical development plan to develop cusatuzumab in AML, MDS and other potential indications in the future. Unless otherwise determined by the parties, Janssen shall be responsible for conducting the development activities specified in the global clinical development plan, subject to certain diligence obligations. The parties have equal decision-making authority and shall make consensus decisions regarding the global clinical development plan, with certain exceptions related to the territory outside of the U.S. Development costs shall be borne by both parties based on a cost sharing arrangement.

With respect to commercialization activities in the U.S., argenx shall have the right, but not the obligation, to elect to perform certain of the commercial efforts. Janssen has sole responsibility, at its sole cost and expense, to commercialize cusatuzumab outside of the U.S., subject to certain diligence obligations.

Unless earlier terminated upon mutual agreement, for material breach or as otherwise specified in the agreement, the collaboration term ends on a product-by-product, country-by-country basis, upon the expiration of all payment obligations in such country. With respect to the U.S., the agreement shall survive so long as any product covered by the agreement is being sold in the U.S. For the outside of U.S. territory, the royalty term expires on a product-by-product and country-by-country basis on the date that is the later of (i) 10 years after the first commercial sale of such product sold in that country, (ii) such time as there are no valid claims covering such product or (iii) the expiration of regulatory exclusivity for such product in such country.

Our Strategic Partnership with AbbVie (for ARGX‑115 (ABBV‑151))

In April 2016, we entered into a collaboration agreement with AbbVie S.À.R.L., or AbbVie, to develop and commercialize ARGX‑115 (ABBV‑151). Under the terms of the collaboration agreement, we were responsible for conducting and funding all ARGX‑115 (ABBV‑151) research and development activities up to completion of IND-enabling studies.

We have granted AbbVie an exclusive option, for a specified period following completion of IND-enabling studies, to obtain a worldwide, exclusive license to the ARGX‑115 (ABBV‑151) program to develop and commercialize products. Following the exercise of the option, AbbVie will assume certain development obligations, and will be solely responsible for all research, development and regulatory costs relating to the products. We received an upfront, non-refundable, non-creditable payment of $40.0 million (€35.1 million based on the exchange rate in effect as of the date the payment was received) from AbbVie for the exclusive option to license ARGX‑115 (ABBV‑151). During the course of the collaboration, we achieved two pre-defined preclinical milestones, each of which triggered a $10.0 million payment (€8.9 million based on the exchange rate in effect as of the date the first pre-clinical milestone payment was received and €8.7 million based on the exchange rate in effect as of the date the second pre-clinical milestone payment was received). In addition, in March 2019, we achieved the first pre-defined clinical milestone, triggering a $30 million payment.

In August 2018, AbbVie exercised its option to develop and commercialize ARGX‑115 (ABBV‑151) and has now assumed certain development obligations, including being solely responsible for all research, development and regulatory costs relating to ARGX‑115 (ABBV‑151)-based products. Subject to the continuing progress of ARGX‑115 (ABBV‑151) by AbbVie, we are eligible to receive development, regulatory and commercial milestone payments in aggregate amounts of up to $110.0 million, $190.0 million and $325.0 million, respectively, as well as tiered royalties on product sales at percentages ranging from the mid-single digits to the lower teens, subject to customary reductions.

We have the right, on a product-by-product basis to co-promote ARGX‑115 (ABBV‑151)-based products in the European Economic Area and Switzerland and combine the product with our own future oncology programs. The co-promotion effort would be governed by a co-promotion agreement negotiated in good faith by the parties.

Unless earlier terminated upon mutual agreement, for material breach or as otherwise specified in the agreement, the term of the option and license agreement ends, with respect to the ARGX‑115 (ABBV‑151) program, upon the earliest of (i) a technical failure of the IND-enabling studies which is outside of our control, (ii) AbbVie’s election to not exercise its option, or (iii) following AbbVie’s exercise of the option, fulfilment of all payment obligations under the agreement. AbbVie may terminate the agreement for any reason upon prior written notice to us. AbbVie’s royalty payment obligations expire, on a product-by-product and country-by-country basis, on the date that is the later of (i) such time as there are no valid claims covering such product, (ii) expiration of regulatory or market exclusivity in respect of such product or (iii) 10 years after the first commercial sale of such product sold in that country under the agreement.

Our Collaboration with Genor Biopharma/Bird Rock Bio (for ARGX 109)

In October 2012, we entered into an exclusive license agreement with Bird Rock Bio, Inc. (formely known as RuiYi Inc. and Anaphore, Inc.), to develop and commercialize ARGX‑109. In 2018, we and Bird Rock Bio mutually agreed to terminate this exclusive license agreement. Genor Biopharma, a sublicensee of Bird Rock Bio, will continue to develop ARGX‑109 for the Chinese market.

Our Strategic Partnership with LEO Pharma (for ARGX‑112)

In May 2015, we entered into a collaboration agreement with LEO Pharma A/S, or LEO Pharma, to develop and commercialize ARGX‑112. Under the terms of the collaboration, LEO Pharma funded more than half of all product development costs up to CTA approval of a first product in a Phase 1 clinical trial, with our share of such costs capped. Now that CTA approval of a first product in a Phase 1 clinical trial has been received (in April 2018), LEO Pharma is solely responsible for funding the clinical development of the program.

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

If LEO Pharma does not exercise its option prior to expiration of the applicable option period, if it does not meet certain development diligence obligations within a specified time, or if the agreement is terminated other than for reasons of our breach or insolvency, then we have the right to develop and commercialize ARGX‑112 alone, subject to our obligation to pay LEO Pharma low-single digit percentage royalties on net sales of any product covered by any LEO Pharma patents, know-how or rights in research results generated under the collaboration. If the agreement is terminated for reasons of our breach or insolvency, rights to product candidates in development at the time of such termination will be allocated to the parties through a mechanism specified in the agreement.

Unless earlier terminated upon mutual agreement, for material breach or as otherwise specified in the agreement, the term of the agreement ends upon the later of (i) the expiration of the option period, (ii) the expiration of the last license which has been granted under the agreement, and (iii) the fulfilment of all payment obligations which may arise under the agreement. LEO Pharma may terminate the agreement for any reason upon prior written notice to us. LEO Pharma’s royalty payment obligations expire, on a product-by-product and country-by-country basis, on the date that is the later of (i) such time as there are no valid claims covering such product, (ii) in major market countries in which no composition of matter patent has been issued covering such product, the expiration of the data exclusivity period or (iii) in countries that are not major market countries, a double-digit number of years after the first commercial sale of such product sold in that country under the agreement.

Our Research Collaboration with Staten (for ARGX‑116)

In January 2015, we entered into a collaboration agreement with Staten Biotechnology B.V., or Staten, to develop and commercialize products in the area of dyslipidemia therapy. Under the collaboration agreement, the parties sought to discover and characterize antibodies against a human target with therapeutic relevance in the field of dyslipidemia and/or cardiovascular disease. The parties may also commence two further research programs for targets with therapeutic relevance in these areas. Each research program will last no more than 24 months from commencement unless the parties agree otherwise. The first research program under this agreement proceeded as planned and was extended to December 2017, with ARGX‑116 identified as the initial product candidate. Staten exercised its exclusive option to license ARGX‑116 in March 2017. Under the terms of the collaboration, the parties were and are jointly responsible for conducting research under a mutually agreed research plan, with Staten reimbursing us for all costs of carrying out our research responsibilities under each research program. Staten is also responsible for additional clinical development.

On a research program-by-research program basis, up through a specified period within such research program, we have granted Staten an option to obtain an exclusive, worldwide, permanent license to research, develop and commercialize products identified in that program. If Staten elects to exercise this option for a product (as it has for ARGX‑116), it would be obligated to pay us a percentage of any payments payable to or on behalf of Staten’s shareholders in the event of (i) a change of control of Staten, (ii) any licensing, sale, disposition or similar transaction relating to any such product, or (iii) otherwise from the research, development or commercialization of that product. This percentage varies by stage of development for an applicable product and ranges up to the low-twenties, subject to downward proportional adjustment in the event a portion of the proceeds from the applicable transaction does not include payment for the product candidate we developed with Staten. Staten has certain diligence obligations to develop and commercialize at least one product during the term of the agreement and must report on their progress in doing so on an annual basis.

In December 2018, Staten announced that it had entered into a collaboration and exclusive option agreement with Novo Nordisk, to develop novel therapeutics for the treatment of hypertriglyceridemia. Specifically, Novo will provide research and development funding and support to Staten, to develop its lead asset STT‑5058 (formerly ARGX‑116) for the treatment of dyslipidemia. Novo has the right under the agreement to acquire Staten and gain worldwide rights to STT‑5058. Staten and its shareholders will potentially receive signing and exercise fees, research and development funding, and milestone payments of up to 430 million Euro.

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

In addition to option fees, Shire would also be obligated to pay us on a per-product basis upon achievement of specified development, regulatory and commercial milestones and a percentage of net sales as a royalty. Milestones are paid on a first product per indication per study target basis, and we are eligible to receive payments in aggregate amounts of up to $3.8 million, $4.5 million and $22.5 million, upon achievement of development, regulatory and commercial milestones, respectively, for a product generated against one of the three initial targets named in the 2012 agreement. For products generated against additional targets nominated under the 2014 agreement, development and regulatory milestone payments remain the same, and we are eligible to receive payments in aggregate amounts of up to $60.0 million for achievement of commercial milestones. The royalties payable to us are tiered, single digit and are subject to customary reductions. Through December 31, 2019, pursuant to the agreement Shire has paid us an aggregate total of (i) €3.4 million in upfront payments, (ii) €0.3 million in milestone payments and (iii) $12.6 million in research and development funding. In addition, Shire purchased 12.0 million of our ordinary shares in July 2014 by participating in our initial public offering on Euronext Brussels.

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

License Agreements

We are a party to several license agreements under which we license patents, patent applications and other intellectual property to third parties. The licensed intellectual property covers some of our product candidates and some of the Fc engineering technologies that we use. Some of these licenses impose various diligence and financial payment obligations on us. We expect to continue to enter into these types of license agreements in the future.

Our Exclusive License with Halozyme (ENHANZE)

In February 2019, we entered into a license agreement with Halozyme Inc., or Halozyme, for the use of certain patents, materials and know-how owned by Halozyme and relating to its ENHANZE® Technology, for application in the field of prevention and treatment of human diseases. ENHANZE® Technology is referred to herein as ENHANZE. Under the terms of the license, we were granted exclusive rights to apply ENHANZE to biologic products against pre-specified targets, in order to research, develop and commercialize subcutaneous formulations of our therapeutic antibody-based product candidates.

Our first therapeutic target for which we have received an exclusive license from Halozyme is FcRn, which allows us to apply ENHANZE to efgartigimod and any other product candidates selective and specific for FcRn. Moreover, the breadth of our exclusive license to FcRn precludes either Halozyme itself or any of its current or future partners from utilizing ENHANZE in the context of an FcRn-targeted product. Our second therapeutic target for which we received an exclusive license from Halozyme is human complement factor C2 associated with the product candidate ARGX‑117, which is being developed to treat severe autoimmune diseases. Under the license terms, we also have the right to nominate future targets - again for an exclusive ENHANZE license if the target in question has not already been licensed by Halozyme or is not already being pursued by Halozyme. From the effective date of the license agreement, we have a four-year period in which to conduct research and preclinical studies on other target-specific molecules in combination with ENHANZE and may nominate a maximum of one additional target for an exclusive commercial license during the four-year term.

In return for the FcRn exclusive license, we have made a $30 million upfront payment to Halozyme. In return for the nomination of and exclusive license on C2, we made a $10 million milestone payment in May 2019. Upon nomination of any future target for an exclusive commercialization license and confirmation by Halozyme that such a license is available, we will pay $10 million to Halozyme per target. We will be obligated to pay clinical development, regulatory and commercial milestones totaling $160 million for the first product that uses ENHANZE and is specific for a given target. Throughout the term of the agreement, we must provide Halozyme on an annual basis a guidance forecast setting out all projected milestone payments for products for the following four calendar quarters. We are also obligated to pay Halozyme a percentage of net sales as a royalty of any licensed product that uses ENHANZE. This royalty varies with net sales volume, ranging from the low to mid-single digits, and it is reduced by a maximum of 50% if following 10 years from the first commercial sale of the product in a country, the last valid claim within the licensed ENHANZE patent(s) expires. Throughout the term of the agreement, we must provide Halozyme on an annual basis an estimate of royalty payments anticipated for the following four calendar quarters. We have certain diligence requirements with respect to development and commercialization of product candidates, but we are not obligated to utilize ENHANZE for every product candidate directed to a given exclusive target(s).

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

We may terminate the license agreement at any time, either in its entirety or on a target-by-target basis, by sending Halozyme prior written notice. Absent early termination, the agreement will automatically expire upon the expiry of our royalty payment obligations under the agreement. In the event the agreement is terminated for any reason, the license granted to us would terminate but Halozyme would grant our sublicensees a direct license following such termination. In the event the agreement is terminated other than for our breach, we would retain the right to sell licensed products then on hand for a certain period of time post-termination.

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

Our Exclusive License with AgomAb (ARGX‑114)

In March 2019, we entered into an exclusive license with AgomAb Therapeutics NV, or AgomAb, for the use of certain patents rights relating to our proprietary suite of technologies for the development and commercialization of a series of agonistic anti-MET SIMPLE Antibodies, including ARGX‑114, an HFG-mimetic SIMPLE AntibodyTM directed against the MET receptor. AgomAb is required to use commercially reasonable efforts to develop and commercialize at least one licensed product. In connection with our entry into this agreement, we received a profit sharing certificate which entitles us to 20% of all distributions to AgomAb’s shareholders (which shall be reduced to 10% following the filing of an IND and is subject to further adjustment upon the occurrence of certain financings). Upon the occurrence of a qualified IPO of AgomAb, the profit sharing certificate will automatically be converted into an equivalent number of ordinary shares of AgomAb. This agreement is subject to mutual termination for material breach or insolvency and automatically expires upon the expiration of the last to expire of our licensed patent rights.

Our Exclusive License with Broteio (ARGX‑117)

In March 2017, we entered into a collaboration under our Innovative Access Program with Broteio Pharma B.V., or Broteio, to develop an antibody against a novel target in the complement cascade, ARGX‑117. Under the terms of the agreement, we and Broteio jointly developed the complement-targeted antibody to seek to establish preclinical proof-of-concept using our proprietary suite of technologies. Upon successful completion of these studies, we exercised an exclusive option to license the program in March 2018 and assumed responsibility for further development and commercialization. Under this agreement, we are obligated to make milestone payments upon the occurrence of certain development milestones (up to an aggregate of €4,000,000), commercialization milestones (up to an aggregate of €10,000,000) and pay tiered royalties on net sales in the low single digits. We may terminate this agreement for convenience upon 90 days prior written notice. This agreement is also subject to mutual termination for material breach or insolvency and automatically expires upon the expiration of our financial obligations thereunder.

Our Exclusive License with VIB (ARGX‑118)

In November 2016, we entered into a collaboration under our Innovative Access Program with VIB vzw, or VIB, an inflammation research center in Ghent, Brussels, to develop antibodies against Galectin‑10, the protein of Charcot-Leyden Crystals, which play a major role in severe asthma and the persistence of mucus plugs, including ARGX‑118.  Under the terms of the agreement, we and VIB jointly developed antibodies against Galectin‑10 using our proprietary suite of technologies. Upon successful completion of this initial research, we exercised an exclusive option to license the program and assumed responsibility for further development and commercialization. Under this agreement, including a November 2018 amendment,  we are obligated to make milestone payments upon the occurrence of certain development milestones (up to an aggregate of €4,025,000), commercialization milestones (up to an aggregate of €11,000,000) and pay tiered royalties on net sales in the low single digits. We may terminate this agreement for convenience upon 90 days prior written notice. This agreement is also subject to mutual termination for material breach, insolvency or certain patent challenges and automatically expires upon the expiration of VIB’s licensed patent rights.

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

Upon commercialization of any of our products that use the in-licensed patent rights, we will be obligated to pay UoT a percentage of net sales as a royalty until the expiration of any patents covering the product. This royalty varies with net sales volume and is subject to an adjustment for royalties we receive from a sublicensee of our rights under this agreement, but in any event does not exceed 1%. In addition, we must make annual license maintenance payments to UoT until termination of the agreement. We have assumed certain development and commercial milestone payment obligations and must report on our progress in achieving product sales on a quarterly basis. The maximum milestone payments we would be required to make is approximately $0.5 million in total. Through December 31, 2019, we have paid UoT an aggregate of $0.75 million, which includes reimbursement for UoT’s patent prosecution and maintenance costs and development milestones on products using the in-licensed patent rights. We also have certain diligence requirements with respect to development and commercialization of products which use the in-licensed patent rights.

Under the terms of the license, we have the right to grant sublicenses to third parties, subject to certain restrictions. If we receive any non-royalty income in connection with such sublicenses, we must pay UoT a percentage of such income varying from low-middle single digits to middle-upper single digits depending on the nature of the sublicense. Such fees are waived if a sublicensee agrees to pay the milestone payments as set forth in our agreement with UoT.

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

Our Non-Exclusive License with BioWa (POTELLIGENT®)

In October 2010, we entered into a non-exclusive license agreement with BioWa, Inc., or BioWa, for use of certain patents and know-how owned by BioWa and relating to its POTELLIGENT® Technology, for use in the field of prevention and treatment of human diseases. POTELLIGENT® Technology is referred to herein as POTELLIGENT®. Under the terms of the license, we are granted a non-exclusive right to use POTELLIGENT® to research, develop and commercialize antibodies and products containing such antibodies using POTELLIGENT®. BioWa retains a right of first negotiation for the exclusive right to develop and commercialize, in certain countries only, any product we develop using POTELLIGENT®. We successfully applied POTELLIGENT® to cusatuzumab, an anti-CD70 mAb, and ARGX‑111, an anti-c-Met mAb, under this license.

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

Our Non-Exclusive Licenses with BioWa and Lonza (POTELLIGENT® CHOK1SV)

To scale up production of our product candidates cusatuzumab and ARGX‑111 for clinical trial and commercial supply, we required a license to a GMP cell line in which POTELLIGENT® antibodies could be expressed. This cell line, POTELLIGENT® CHOK1SV, was jointly developed by BioWa and Lonza. In December 2013 and August 2014, respectively, we entered non-exclusive commercial license agreements for cusatuzumab and ARGX‑111 with BioWa and Lonza Sales AG, or Lonza, for use of certain patents and know-how relating to the POTELLIGENT® CHOK1SV Technology, which is a combination of Lonza’s GS System and BioWa’s POTELLIGENT® Technology, for use in the field of prevention and treatment of human diseases. Under the terms of each commercial license, we received a non-exclusive right to research, develop and commercialize products containing an antibody generated specifically against a specific target using POTELLIGENT® CHOK1SV, namely the target CD70 in the case of cusatuzumab and c-Met in the case of ARGX‑111. Both targets are designated as reserved targets under our 2010 license agreement with BioWa, which continues to govern our research, development and commercialization of products utilizing BioWa’s POTELLIGENT® Technology. Under the terms of each commercial license, BioWa retains a right of first negotiation for the exclusive right to develop and commercialize, in certain countries only, any product we develop using POTELLIGENT® CHOK1SV. This right of first negotiation is not applicable in cases where we intend to grant a global license to a third party to develop and commercialize a product - as was the case with our exclusive, global collaboration and license agreement for cusatuzumab with Cilag GmbH International, an affiliate of Janssen, which was entered into on December 3, 2018. BioWa retains a right of first negotiation for the exclusive right to develop and commercialize our anti-c-Met antibody ARGX‑111, in certain countries only.

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

We have assumed certain development, regulatory and commercial milestone payment obligations to both BioWa and Lonza and must report on our progress toward achieving these milestones on an annual basis. We are required to pay such milestones to BioWa under only one license—either the POTELLIGENT® agreement or the POTELLIGENT® CHOK1SV agreement, but not both. Payments related to the development and commercialization of cusatuzumab and ARGX‑111 are foreseen under their respective POTELLIGENT® CHOK1SV agreements. Milestones are to be paid on a product-by-product basis, and we are obligated to make development, regulatory and commercial milestone payments to BioWa in aggregate amounts of up to $36.0 million per product should we achieve global annual sales of $1.0 billion. We are obligated to make development, regulatory and commercial milestone payments to Lonza in aggregate amounts of up to approximately £1.1 million per product, if such product is manufactured by Lonza, us or one of our affiliates or strategic partners, or £3.1 million per product, otherwise. Through December 31, 2019, we have paid BioWa an aggregate amount of $1.8 million, which includes target reservation fees and annual research license fees under our POTELLIGENT® agreement and commercial license fees and milestone payments under our POTELLIGENT® CHOK1SV agreement. Through December 31, 2019, we have paid Lonza an aggregate amount of £0.5 million, which includes milestone payments under our POTELLIGENT® CHOK1SV agreement.

Under the terms of both cusatuzumab and ARGX‑111 commercial licenses, we have the right to grant sublicenses to certain pre-approved third parties, but otherwise must obtain BioWa and Lonza’s prior written consent. No prior written consent was required from either BioWa or Lonza for our exclusive global collaboration and license agreement for cusatuzumab with Cilag GmbH International, an affiliate of Janssen.

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

In January 2015, we exercised the option we had been granted to enter into an exclusive, worldwide commercial license for use of certain GARP-related intellectual property rights owned by UCL and the Ludwig Institute for Cancer Research to further develop and commercialize licensed products, including the GARP-neutralizing antibody ARGX‑115 (ABBV‑151) which was discovered under the original collaboration. Upon the expiration of the agreement, this license would become a fully paid up, perpetual worldwide exclusive license under the GARP intellectual property for any purpose, subject to UCL’s retention of non-commercial research rights.

Under the terms of the license, we obtained the right to grant sublicenses to third parties, subject to certain restrictions. From any income we receive in connection with these sublicenses, such as from our collaboration with AbbVie (see "Our Strategic Partnership with AbbVie" above), we must pay Sopartec a percentage of that income in the lower teen digit range. Royalty payment obligations expire on a product-by-product and country-by-country basis when there are no valid claims covering the ARGX‑115 (ABBV‑151) product. We also have certain diligence obligations with respect to development and commercialization of ARGX‑115 (ABBV‑151) products. Through December 31, 2019, we paid an aggregate amount of €6.8 million to Sopartec, as a result of the upfront and milestone payments we received from AbbVie.

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

Licensure and Regulation of Biologics in the United States

In the United States, our product candidates are regulated as biological products, or biologics, under the Public Health Service Act, or PHSA, and the Federal Food, Drug, and Cosmetic Act, or FDCA, and their implementing regulations. The failure to comply with the applicable U.S. requirements at any time during the product development process, including nonclinical testing and clinical testing, the approval process or post-approval process, may subject an applicant to delays in the conduct of a study, regulatory review and approval, and/or administrative or judicial sanctions. These sanctions may include, but are not limited to, the FDA’s refusal to allow an applicant to proceed with clinical testing, refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning or untitled letters, adverse publicity, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines and civil or criminal investigations and penalties brought by the FDA or the Department of Justice or other governmental entities.

An applicant seeking approval to market and distribute a new biologic in the United States generally must satisfactorily complete each of the following steps:

-      nonclinical laboratory tests, animal studies and formulation studies all performed in accordance with the FDA’s GLP regulations;

-      submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials may begin;

-      approval by an institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

-      performance of adequate and well-controlled human clinical trials to establish the safety, potency and purity of the product candidate for each proposed indication, in accordance with Good Clinical Practices, or GCP;

-      preparation and submission to the FDA of a Biologic License Application, or BLA, for a biological product requesting marketing for one or more proposed indications, including submission of detailed information on the manufacture and composition of the product in clinical development and proposed labeling;

-      review of the product by an FDA advisory committee, if applicable;

-      one or more FDA inspections of the manufacturing facility or facilities, including those of third parties, at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

-      FDA audits of the clinical study sites to assure compliance with GCPs, and the integrity of clinical data in support of the BLA;

-      payment of user fees and securing FDA approval of the BLA and licensure of the new biological product; and

-      compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and any post-approval studies required by the FDA.

Nonclinical Studies and Investigational New Drug Application

Before testing any biological product candidate in humans, the product candidate must undergo nonclinical testing. Nonclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as animal studies to evaluate the potential for activity and toxicity. The conduct of the nonclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the nonclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an Investigational New Drug, or IND, application. The IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about the product or conduct of the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns before the clinical trial can begin.

As a result, submission of the IND may result in the FDA not allowing the trial to commence or on the terms originally specified by the sponsor in the IND. If the FDA raises concerns or questions either during this initial 30‑day period, or at any time during the IND process, it may choose to impose a partial or complete clinical hold. This order issued by the FDA would delay either a proposed clinical study or cause suspension of an ongoing study, or in the case of a partial clinical hold place limitations on the conduct of the study such as duration of treatment, until all outstanding concerns have been adequately addressed and the FDA has notified the company that investigation may proceed and then only under terms authorized by the FDA. This could cause significant delays or difficulties in completing planned clinical trials in a timely manner. The FDA may impose clinical holds on a biological product candidate at any time before or during clinical trials due to safety concerns or non-compliance.

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

-      Phase 1 clinical trials are initially conducted in a limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics in healthy humans or, on occasion, in patients, such as cancer patients.

-      Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, evaluate the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger Phase 3 clinical trials.

-      Phase 3 clinical trials proceed if the Phase 2 clinical trials demonstrate that a dose range of the product candidate is potentially effective and has an acceptable safety profile. Phase 3 clinical trials are undertaken within an expanded patient population to gather additional information about safety and effectiveness necessary to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling.

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

Compliance with cGMP Requirements

Before approving a BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in full compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The PHSA emphasizes the importance of manufacturing control for products like biologics whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency, and purity of the final biological product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

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

On the basis of the FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities and any FDA audits of clinical trial sites to assure compliance with GCPs, the FDA may issue an approval letter, denial letter, or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. Under the PHSA, the FDA may approve a BLA if it determines that the product is safe, pure and potent and the facility where the product will be manufactured meets standards designed to ensure that it continues to be safe, pure and potent. If the application is not approved, the FDA may issue a complete response letter, which will contain the conditions that must be met in order to secure final approval of the application, and when possible will outline recommended actions the sponsor might take to obtain approval of the application. Sponsors that receive a complete response letter may submit to the FDA information that represents a complete response to the issues identified by the FDA or withdraw the application or request a hearing. The FDA will not approve an application until issues identified in the complete response letter have been addressed. The FDA issues a denial letter if it determines that the establishment or product does not meet the agency’s requirements.

The FDA may also refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. In particular, the FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

If the FDA approves a new product, it may limit the approved indications for use of the product. It may also require that contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may call for post-approval studies, including Phase 4 clinical trials, to further assess the product’s safety after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patent registries. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

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

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a product, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.

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

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

Post-Approval Regulation

If regulatory approval for marketing of a product or new indication for an existing product is obtained, the sponsor will be required to comply with all post-approval regulatory requirements as well as any post-approval requirements that the FDA has imposed as part of the approval process. The sponsor will be required to report certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon manufacturers. Accordingly, the sponsor and its third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements.

A biological product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official lot release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot, to the FDA. The FDA may in addition perform certain confirmatory tests on lots of some products before releasing the lots for distribution. Finally, the FDA will conduct laboratory research related to the safety, purity, potency and effectiveness of pharmaceutical products.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. FDA also has authority to require post-market studies, in certain circumstances, on reduced effectiveness of a product and may require labeling changes related to new reduced effectiveness information. Other potential consequences for a failure to maintain regulatory compliance include, among other things:

-      restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

-      fines, untitled letters or warning letters or holds on post-approval clinical trials;

-      refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

-      product seizure or detention, or refusal to permit the import or export of products; or

-      injunctions or the imposition of civil or criminal penalties.

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

Orphan drug designation qualifies a company for tax credits and market exclusivity for seven years following the date of the product’s marketing approval if granted by the FDA. An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. A product becomes an orphan when it receives orphan drug designation from the Office of Orphan Products Development, or OOPD, at the FDA based on an acceptable confidential request made under the regulatory provisions. The product must then go through the review and approval process like any other product in order to be marketed.

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

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Generally, the pediatric data requirements do not apply to products with orphan designation.

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

Under the BPCIA, a manufacturer may submit an application for licensure of a biologic product that is "biosimilar to" or "interchangeable with" a previously approved biological product or "reference product." For the FDA to approve a biosimilar product, it must find that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity and potency. For the FDA to approve a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product can be expected to produce the same clinical results as the reference product, and (for products administered multiple times) that the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date of approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own nonclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. However, to rely on such exclusivities for establishing or protecting our market position is not without risk, as such laws are subject to changes by the legislature. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed "interchangeable" by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

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

Clinical Trial Approval

Pursuant to the currently applicable Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC on GCP, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, an applicant must obtain approval from the competent national authority of a European Union member state in which the clinical trial is to be conducted or in multiple member states if the clinical trial is to be conducted in a number of member states. Furthermore, the applicant may only start a clinical trial at a specific study site after the independent ethics committee has issued a favorable opinion. The clinical trial application, or CTA, must be accompanied by an investigational medicinal product dossier with supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and corresponding national laws of the member states and further detailed in applicable guidance documents.

In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. It is expected that the new Clinical Trials Regulation will enter into force in 2020 with a three-year transition period. It will overhaul the current system of approvals for clinical trials in the European Union. Specifically, the new regulation, which will be directly applicable in all member states, aims at simplifying and streamlining the approval of clinical trials in the European Union. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure via a single-entry point and strictly defined deadlines for the assessment of clinical trial applications.

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

An orphan drug designation provides a number of benefits, including fee reductions, regulatory assistance and the possibility to apply for a centralized European Union marketing authorization. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, neither the EMA nor the European Commission or the member states can accept an application or grant a marketing authorization for a "similar medicinal product." A "similar medicinal product" is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation because, for example, the product is sufficiently profitable not to justify market exclusivity.

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

Regulatory Requirements after Marketing Authorization

Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include compliance with the European Union’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. In addition, the manufacturing of authorized products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the EMA’s GMP requirements and comparable requirements of other regulatory bodies in the European Union, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. Finally, the marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union under Directive 2001/83EC, as amended.

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we may obtain regulatory approval. Even if our product candidates are approved for marketing, sales of such product candidates will depend, in part, on the extent to which third-party payors, including government health programs in the United States (such as Medicare and Medicaid), commercial health insurers, and managed care organizations, provide coverage and establish adequate reimbursement levels for such product candidates. Moreover, increasing efforts by governmental and third-party payors in the European Union, the United States and other markets to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

In the United States and markets in other countries, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered and patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use any product candidates we may develop unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such product candidates. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and biologics. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse health care providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services and imposing controls to manage costs, especially drugs when an equivalent generic drug or a less expensive therapy is available. It is possible that a third-party payor may consider our product candidate and other therapies as substitutable and only offer to reimburse patients for the less expensive product. Even if we show improved efficacy or improved convenience of administration with our product candidate, pricing of existing drugs may limit the amount we will be able to charge for our product candidate. These payors may deny or revoke the reimbursement status of a given drug product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates and may not be able to obtain a satisfactory financial return on products that we may develop. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, and the cost of these studies would be in addition to the costs required to obtain FDA or other comparable marketing approvals. Even after pharmacogenomic studies are conducted, product candidates may not be considered medically necessary or cost-effective. A decision by a third-party payor not to cover any product candidates we may develop could reduce physician utilization of such product candidates once approved and have a material adverse effect on our sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. For example, the payor may require co-payments that patients find unacceptably high. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Third-party reimbursement and coverage may not be adequate to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. The insurance coverage and reimbursement status of newly approved products for orphan diseases is particularly uncertain, and failure to obtain or maintain adequate coverage and reimbursement for any such product candidates could limit our ability to generate revenue.

The containment of healthcare costs also has become a priority of U.S. federal, state and international governments and the prices of pharmaceuticals have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our potential revenue from the sale of any products for which we may obtain approval. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more of our products for which we or our collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future. Obtaining and maintaining reimbursement status is time-consuming and costly. No uniform policy for coverage and reimbursement for drug products exists among third-party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely.

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

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies (so called health technology assessments, or HTAs) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on health care costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel trade (arbitrage between low-priced and high-priced member states) can further reduce prices. Special pricing and reimbursement rules may apply to orphan drugs. Inclusion of orphan drugs in reimbursement systems tend to focus on the medical usefulness, need, quality and economic benefits to patients and the healthcare system as for any drug. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results-based rules of reimbursement may apply. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

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

Healthcare Law and Regulation

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of pharmaceutical products that are granted marketing approval. Our current and future arrangements with providers, researchers, consultants, third-party payors and customers are subject to broadly applicable federal and state fraud and abuse, anti-kickback, false claims, transparency and patient privacy laws and regulations and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations include, without limitation, the following:

-      the U.S. federal Anti-Kickback Statute, or AKS, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. . This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. A person or entity can be found guilty of violating the AKS without actual knowledge of the statute or specific intent to violate it. In addition, the government may assert that a claim including items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil money penalties statute. Violations of the AKS carry potentially significant civil and criminal penalties, including imprisonment, fines, administrative civil monetary penalties, and exclusion from participation in federal healthcare programs;

-      the U.S. federal false claims and civil monetary penalties laws, including the civil False Claims Act and federal civil monetary penalty laws, which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim or obligation to pay or transmit money to the federal government , or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The False Claims Act also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the False Claims Act and to share in any monetary recovery. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

-      the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or obtaining by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the pay (e.g., public or private) or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters; similar to the U.S. federal Anti Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

-      HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, and as amended again by the Omnibus Rule in 2013, , which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the Final HIPAA Omnibus Rule, i.e. certain covered health plans, healthcare clearinghouses and healthcare providers, as well as their business associates, those independent contractors or agents of covered entities that perform certain services for or on their behalf involving the use or disclosure of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

-      the U.S. Federal Food, Drug and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

-      the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the U.S. Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit required information may result in civil monetary penalties for all payments, transfers of value or ownership or investment interests that are not timely, accurately, and completely reported in an annual submission. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;

-      federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

-      analogous state laws and regulations, including: state anti kickback and false claims laws, which may apply to our business practices, including, but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the licensure of sales representatives; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect; and state laws related to insurance fraud in the case of claims involving private insurers; and

-      European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers and data privacy and security laws and regulations that may be more stringent than those in the United States.

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

Other laws that may affect our ability to operate include:

-      the anti-inducement law prohibits, among other things, the offering or giving of remuneration, which includes, without limitation, any transfer of items or services for free or for less than fair market value (with limited exceptions), to a Medicare or Medicaid beneficiary that the person know or should know is likely to influence the beneficiary’s selection of a particular supplier of items or services reimbursable by a federal or state governmental program;

-      the U.S. Federal Food, Drug, and Cosmetic Act, or FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices; and

-      European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.

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

Among the provisions of the ACA of importance to our potential product candidates are the following:

-      an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications;

-      expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

-      expansion of manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of "average manufacturer price," or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices and extending rebate liability to prescriptions for individuals enrolled in Medicare Advantage plans;

-      a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for products that are inhaled, infused, instilled, implanted or injected;

-      expanding the types of entities eligible for the 340B drug discount program;

-      establishing the Medicare Part D coverage gap discount program, which requires manufacturers to provide a 50% (increased to 70% effective January 1, 2019 pursuant to subsequent legislation) point-of-sale-discount off the negotiated price of applicable products to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient products to be covered under Medicare Part D;

-      a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and

-      establishment of the Center for Medicare and Medicaid Innovation, or CMMI within CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription product spending.

Since its enactment, some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial, congressional, and executive challenges. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. insurance markets may rise.

Since January 2017, President Trump has signed several executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the ACA. On January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Further, on October 13, 2017, President Trump signed an executive order terminating terminating the cost-sharing subsidies that reimburse insurers under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. The loss of the cost share reduction payments is expected to increase premiums on certain policies issued by qualified health plans under the ACA. Further, on June 14, 2018, the U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $12 billion in ACA risk corridor payments to third-party payors who argued were owed to them. This was appealed to the U.S. Supreme Court, which heard arguments on December 10, 2019. We cannot predict how the U.S. Supreme Court will rule.  The effects of this gap in reimbursement on third-party payors, the viability of the ACA marketplace, providers, and potentially our business, are not yet known. In December 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of the federal district court litigation regarding the method CMS uses to determine this risk adjustment. In addition, CMS published a final rule that would give states greater flexibility, starting in 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. On December 10, 2019, the U.S. Supreme Court heard arguments in Moda Health Plan, Inc. v. United States, which will determine whether the government must make risk corridor payments. The Supreme Court’s decision will be released in the coming months.

While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or Tax Act, includes a provision that decreased the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, commonly referred to as the “individual mandate,” to $0, effective January 1, 2019. On December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the ACA is an essential and inseverable feature of the ACA, and therefore because the mandate was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA are invalid as well. The Trump administration and CMS have both stated that the ruling will have no immediate effect, and on December 30, 2018, the same judge issued an order staying the judgment pending appeal. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional and remanded the case to the lower court to reconsider its earlier invalidation of the full ACA. It is unclear how this decision and any subsequent appeals and other efforts to repeal and replace the ACA will impact the ACA and our business. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results. We will continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These new laws may result in additional reductions in Medicare and other healthcare funding. For example, on August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least

$1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including without limitation the Bipartisan Budget Act of 2015, will remain in effect through 2029 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our customers and accordingly, our financial operations.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. The Trump administration’s budget proposal for fiscal years 2019 and 2020 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump administration released a "Blueprint" to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. The Department of Health and Human Services (HHS) has already started the process of soliciting feedback on some of these measures and, at the same time, is immediately implementing others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019.

In May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy, a type of prior authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019.

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

C.       ORGANIZATIONAL STRUCTURE

As of December 31, 2019, we had three subsidiaries. The following table sets out for each of our principal subsidiaries, the country of incorporation, and percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

		Percentage ownership
Company	Country of incorporation	and voting interest	Main activity
argenx BV	Belgium	100.00%	Biotechnical research on drugs and pharma processes
argenx US, Inc.	United States	100.00%	Pharmaceuticals and pharmacy supplies merchant wholesalers
argenx Japan KK	Japan	100.00%	Pharmaceuticals and pharmacy supplies merchant wholesalers

D.       PROPERTY, PLANTS AND EQUIPMENT

We lease our operational offices and laboratory space, which consists of approximately 2,900 square meters, located in Zwijnaarde, Belgium. The lease for this facility expires in 2026. We also lease office space in Breda, the Netherlands, Boston, Massachusetts and Tokyo, Japan.

We have a total of four facilities worldwide owned or leased as of December 31, 2019, as set forth in the following table:

Facility location	Use	Approx. size (m2)	Lease expiry
Zwijnaarde, Belgium (leased)	Operations and Laboratory Space	2,900	March 31st, 2025
Breda, the Netherlands (leased)	Headquarters	12	July 31st, 2020
Boston, Massachusetts (leased)	Office Space	813	August 31st, 2025
Tokyo, Japan (leased)	Office Space	50	January 31, 2020

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

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.      OPERATING RESULTS

Overview

Since our inception in 2008, we have focused most of our financial resources and efforts towards developing our SIMPLE AntibodyTM Platform and antibody engineering technologies, identifying potential product candidates, establishing process, development and manufacturing capabilities for our product candidates and advancing multiple discovery programs into the clinic. We have advanced six internally developed product candidates into clinical development—efgartigimod, cusatuzumab, ARGX-111, ARGX-109, ARGX-112 and ARGX-115 (ABBV-151) — three into the preclinical stage—ARGX-116, ARGX-117 and ARGX-118 —and currently have multiple programs in the discovery stages. Through December 31, 2019, we have raised an aggregate gross proceeds of €1,396 million, including (i) an aggregate of €46.0 million from the private placement of equity securities in 2008, 2009 and 2011, (ii) €41.8 million from our initial public offering on the Euronext Brussels in 2014, (iii) €46.0 million from the private placement of equity securities, primarily to U.S. based institutional investors, in 2016, (iv) $114.7 million (approximately €102.1 million) from our initial U.S. public offering on the Nasdaq Global Select Market in May 2017, (v) $265.5 million (approximately €225.6 million) from our second U.S public offering on the Nasdaq Global Select Market in December 2017, (vi) $300.6 million (approximately €255.7 million) from our third U.S public offering on the Nasdaq Global Select Market in September 2018, (vi) €176.7 million from the private placement of equity securities as part of the closing of the global collaboration and license agreement with Janssen in January 2019 and (viii) €502.2 million from a global offering in November 2019. In addition, as of December 31, 2019, we have received upfront payments, milestone payments and research and development service fees from our collaborators totaling €420.2 million and have received €26.9 million in grants and incentives from governmental bodies. As of December 31, 2019, we had cash, cash equivalents and current financial assets of €1,335.8 million.

Since our inception, we have incurred significant operating losses. We do not currently have any approved products and have never generated any revenue from product sales. Our ability to generate revenue sufficient to achieve profitability will depend significantly upon the successful development and eventual commercialization of one or more of our product candidates, which may never occur. For the years ended December 31, 2018 and 2019, we incurred total comprehensive losses of €66.6 million and €163.0 million, respectively. As of December 31, 2019, we had accumulated losses of €332.6 million.

We expect our expenses to increase substantially in connection with our ongoing development activities related to our preclinical and clinical programs. In addition, we expect to continue to incur significant costs associated with operating as a public company in the United States. We anticipate that our expenses will increase substantially if and as we:

•	execute the Phase 3 clinical trials of efgartigimod in MG, in ITP and in PV;
•	complete the Phase 2 clinical trials of efgartigimod in PV and launch a Phase 2 clinical trial in CIDP;
•	complete the Phase 2 clinical trials of cusatuzumab in AML and high risk MDS;
•	jointly develop and commercialize cusatuzumab with Janssen as per the collaboration agreement signed in December 2018;
•	seek regulatory approvals for any product candidates that successfully complete clinical trials;
•	potentially establish a sales, marketing and distribution infrastructure and scale‑up manufacturing capabilities to commercialize any product candidates for which we may obtain regulatory approval;
•	continue the research and development of our other clinical‑ and preclinical‑stage product candidates and discovery stage programs;
•	seek to enhance our technology platform and discover and develop additional product candidates;
•	maintain, expand and protect our intellectual property portfolio, including litigation costs associated with defending against alleged patent infringement claims;
•

add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and potential future commercialization efforts; and

•	experience any delays or encounter any issues any of the above, including failed studies, ambiguous trial results, safety issues or other regulatory challenges.

We expect that the costs of development and commercialization will also significantly increase due to the extended product development roadmap for cusatuzumab as part of our collaboration with Janssen. Although this collaboration agreement provides for a joint decision process to approve the development plan as well as the budget, we will not control the actual amounts spent within such approved budget and we cannot control or guarantee that these funds are spent in the most efficient way.

The spread of COVID-19 has impacted the global economy and may impact our operations, including the potential interruption of our clinical trial activities and our supply chain. For example, the COVID-19 outbreak may delay enrollment in our clinical trials due to prioritization of hospital resources toward the outbreak, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results. The spread of an infectious disease, including COVID-19, may also result in the inability of our suppliers to deliver clinical drug supplies on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Such events may result in a period of business disruption, and in reduced operations, or doctors and medical providers may be unwilling to participate in our clinical trials, any of which could materially affect our business, financial condition and results of operations. The extent to which the recent global COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain or treat its impact, among others. Any significant infectious disease outbreak, including the COVID-19 pandemic, could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide, resulting in an economic downturn that could impact our business, financial condition and results of operations, including our ability to obtain additional funding, if needed. We are proactively executing risk mitigation strategies to attenuate the impact of COVID-19 on us.

Information pertaining to the year ended December 31, 2017 was included in our annual report on Form 20-F for the year ended December 31, 2018 under Item 5, “Operating and Financial Review and Prospects,” which was filed with the SEC on March 26, 2019.

 Basis of Presentation

Revenue

The Company generates revenue from collaborations and strategic alliances. The Company applies a five-step model to determine when, how and at what amount revenue is to be recognized depending on whether certain criteria are met.

1.Identify the contracts

In its current arrangements, the Company is licensing its Intellectual Property, providing research and development services and in the future, selling its products to collaborative entities. Revenue is generated through these arrangements via upfront payments, milestone payments based on development criteria, research and development service fees and future sales-based milestones and sales-based royalties.

2. Identify performance obligations

The Company has determined that there is one single performance obligation for certain arrangements in its material ongoing license and collaboration arrangements, that being the transfer of a license combined with performance of research and development services.

This is because we consider that the performance obligations cannot be distinct in the context of the contract, as the license has no stand-alone value without the Company being further involved in the research and development collaboration and that there is interdependence between the license and the research and development services to be provided. We estimate that the Company’s activities during the collaboration are going to significantly add to Intellectual Property and thereby the value of the programs.

3. Determine the transaction price

The Company has analyzed the transaction prices of our material ongoing license and collaboration arrangements currently composed of upfront payments, milestone payments and research and development service fees being delivered. Any variable consideration, such as development milestone payments that are promised in exchange for development services or the license of IP, is only included in the transaction price as from the moment the achievement of the related milestone event is highly probable (usually at the time of achievement of the milestone event). At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and, if necessary, adjusts the estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment. The Company’s collaborators may be required to pay the Company sales-based milestone payments or royalties on future sales of commercial products.  The Company recognizes revenues related to sales-based milestone and royalty payments upon the later to occur of (i) achievement of the collaborator’s underlying sales or (ii) satisfaction of any performance obligation(s) related to these sales, in each case assuming the license to the Company’s intellectual property is deemed to be the predominant item to which the sales-based milestones and/or royalties relate.

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

Government Grants

•

We have received several grants from agencies of the Flemish government to support various research programs focused on technological innovation in Flanders. These grants require us to maintain a presence in the Flemish region for a number of years and invest according to pre agreed budgets.

Research and Development Incentives

•

Companies in Belgium can benefit from tax savings on amounts spent on research and development by applying a one time or periodic tax deduction on research and development expenditures for the acquisition or development of patents. This tax credit is a reduction of the corporate income taxes for Belgian statutory purposes and is transferrable to the next four accounting periods. These tax credits are paid to us in cash after five years to the extent they have not been offset against corporate taxes due.

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
•

external research and development expenses related to (i) chemistry, manufacturing and control costs for our product candidates, both for preclinical and clinical testing, all of which is conducted by specialized contract manufacturers, (ii) fees and other costs paid to contract research organizations in connection with preclinical testing and the performance of clinical trials for our product candidates and (iii) costs associated with regulatory submissions and approvals, quality assurance and pharmacovigilance;

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

Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including the timing of the initiation of clinical trials, production of product batches and enrolment of patients in clinical trials. Research and development expenses are expected to increase as we advance the clinical development of efgartigimod and cusatuzumab and further advance the research and development of our other preclinical and discovery stage programs. The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, as fully described in “Item 3.D.—Risk Factors,” and including the uncertainty of:

•	the scope, rate of progress and expense of our research and development activities;
•	the successful enrollment in, and completion of clinical trials;
•	the ability to market, commercialize and achieve market acceptance for efgartigimod, cusatuzumab or any other product candidate that we may develop in the future, if approved;
•	establishing and maintaining a continued acceptable safety profile for our product candidates;
•	the terms, timing and receipt of regulatory approvals from applicable regulatory authorities;

•	the successful completion of preclinical studies necessary to support IND applications in the United States or similar applications in other countries;
•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and
•	our current and future collaborators continuing their collaborations with us.

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

We expect our general and administrative expenses to increase as we continue to support our growth and operate as a public company in the United States. Such costs include increases in our finance and legal personnel, additional external legal and audit fees, and expenses and costs associated with compliance with the regulations governing public companies. We expect our selling expenses to increase significantly with preparatory marketing and market access activities with respect to the potential future commercialization of one or more of our product candidates, if approved.

Changes in fair value on financial assets

The Company entered into a license agreement with AgomAb Therapeutics NV for the use of HGF-mimetic SIMPLE Antibodies™, developed under the Company’s Innovative Access Program. In exchange for granting this license, the Company received a profit share in AgomAb Therapeutics NV. The profit share has been designated as a non-current financial asset held at fair value through profit or loss. As a result, any change in fair value of the profit sharing instrument results in a fair value gain on financial assets at fair value through profit or loss.

Financial Income (Expense)

Financial income reflects interest earned on the financial investments of our cash and cash equivalents and financial assets. Financial expense corresponds to interest expenses.

Exchange Gains (Losses)

Our exchange gains (losses) relate to (i) our transactions denominated in foreign currencies, mainly in U.S. dollars, Swiss francs, British pounds and Japanese yens, which generate exchange gains or losses and (ii) the translation at the reporting date of assets and liabilities denominated in foreign currencies into euros, which is our functional and presentation currency. For more information on currency exchange fluctuations on our business, please see “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.” We have no derivative financial instruments to hedge interest rate and foreign currency risk.

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

We are incurring income tax expense on the profit generated in argenx US, Inc and argenx Japan K.K. in view of the transfer price agreements set up between argenx BV and argenx US, Inc. and between argenx BV and argenx Japan K.K.

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

Critical Judgements in Applying Accounting Policies

Revenue Recognition

Revenue from certain arrangements is recognized as the Company satisfies a single performance obligation. The Company recognizes upfront payments and milestone payments, allocated to a single performance obligation over the estimated service period based on a pattern that reflects the transfer of the services. The revenue recognized would reflect the level of service during each period. In this case, the Company would use an input model that considers estimates of the percentage of total research and development service costs that are completed each period compared to the total estimated service costs (percentage of completion method). Research and development service fees are recognized as revenue when costs are incurred and agreed by the parties, as the Company is acting as a principal in the scope of its stake in the research and development activities of its ongoing license and collaboration agreements.

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

Results of Operation

Comparison of Years Ended December 31, 2019 and 2018

	Year ended
	December 31,
	2019	2018	% Change
	(In thousands)
Revenue	€69,783	€21,482	225%
Other operating income	12,801	7,749	65%
Total operating income	82,584	29,231	183%
Research and development expenses	(197,665)	(83,609)	136%
Selling, general and administrative expenses	(64,569)	(27,471)	135%
Fair value gains on financial assets at fair value through profit or loss	1,096	—	—%
Operating loss	(178,554)	(81,849)	118%
Financial income	14,399	3,694	290%
Financial expense	(124)	—	—%
Exchange gains (losses)	6,066	12,308	(51)%
Loss before taxes	€(158,213)	€(65,847)	140%
Income tax expense	(4,752)	(794)	499%
Loss for the period and total comprehensive loss	€(162,965)	€(66,641)	145%
Weighted average number of shares outstanding	38,619,121	33,419,356
Basic and diluted loss per share (in €)	(4.22)	(1.99)

Revenue

	Year ended
	December 31,
	2019	2018	% Change
	(In thousands)
Upfront payments	€22,360	€8,635	159%
Milestone payments	28,085	11,440	145%
Research and development service fees	19,338	1,407	1,275%
Total	€69,783	€21,482	225%

Our revenue increased by €48.3 million for the year ended December 31, 2019 to €69.8 million, compared to €21.5 million for the year ended December 31, 2018.

The increase of €13.7 million in upfront payments for the year ended December 31, 2019, compared to the year ended December 31, 2018, was primarily primarily related to the partial recognition of the upfront payment received under the collaboration and license agreement for cusatuzumab with Janssen.

The increase of €16.6 million in milestone payments recognized for the year ended December 31, 2019 com-pared to the year ended December 31, 2018 was primarily due to related to the recognition of the milestone payment following the initiation of a first-in-human clinical trial with ABBV-151 (formerly named ARGX-115) under the AbbVie collaboration.

As of January 1, 2018, upon the adoption of IFRS 15, both the upfront payments and milestone payments are recognized as revenue over the estimated period of the Company’s continuing involvement in the research and development activities provided for under the terms of these agreements.

The increase of €17.9 million in research and development service fees for the year ended December 31, 2019, compared to the year ended December 31, 2018, is primarily primarily related to the recognition of research and development service fees under the collaboration and license agreement for cusatuzumab with Janssen.

Other Operating Income

	Year ended
	December 31,
	2019	2018	% Change
	(In thousands)
Government grants	€2,289	€1,842	24%
Research and development incentives	4,818	2,151	124%
Payroll tax rebates	5,694	3,756	52%
Total	€12,801	€7,749	65%

Other operating income increased by €5.1 million for the year ended December 31, 2019 to €12.8 million, compared to €7.7 million for the year ended December 31, 2018. For the year ended December 31, 2019, we accrued research and development incentives income of €4.8 million, compared to €2.2 million for the year ended December 31, 2018, corresponding to Belgian research and development incentives with regard to incurred research and development expenses, which will be paid to us in cash after a five‑year period, if not offset against the taxable basis over the respective period. The increase in research and development incentives income is due to an overall increase in research and development expenses incurred in 2019. We accounted for €5.7 million of payroll tax rebates in the year ended December 31, 2019, compared to €3.8 million in the year ended December 31, 2018, for employing certain research and development personnel. The increase in payroll tax rebates results directly from an increase in the number of employees employed in our research and development functions.

For more information regarding governmental policies that could affect our operations, see “Item 4.B.—Business Overview—Government Regulation.”

Research and Development Expenses

	Year ended
	December 31,
	2019	2018	% Change
	(In thousands)
Personnel expense	€45,733	€26,519	72%
External research and development expenses	137,050	48,859	181%
Materials and consumables	2,027	1,464	38%
Depreciation and amortization	1,641	494	232%
Other expenses	11,214	6,273	79%
Total	€197,665	€83,609	136%

Our research and development expenses totaled €197.7 million and 83.6 million for the years ended December 31, 2019 and 2018 respectively. The increase of €114.1 million compared to 2018 primarily results from an increase in external research and development expenses and personnel expenses. The increase of €19.2 million in personnel expense for the year ended December 31, 2019 corresponded principally to (i) an increase of €8.5 million for share-based compensation expenses related to the grant of stock options to our research and development employees and (ii) increased costs associated with additional research and development personnel. We employed 118 employees in our research and development functions on December 31, 2019, compared to 75 employees on December 31, 2018.

Our external research and development expenses for the year ended December 31, 2019 totaled €137.1 million, compared to €48.9 million for the year ended December 31, 2018. The increase reflects higher clinical trial costs and manufacturing expenses related to the development of our product candidate portfolio. The table below provides additional detail on our external research and development expenses by program:

	Year ended
	December 31,
	2019	2018	% Change
	(In thousands)
efgartigimod	€84,180	€30,944	172%
cusatuzumab	38,692	9,289	317%
Other programs	14,178	8,626	64%
Total	€137,050	€48,859	180%

External research and development expenses for our lead product candidate efgartigimod totaled €84.2 million for the year ended December 31, 2019, compared to €30.9 million for the year ended December 31, 2018. This increase of €53.3 million of external research and development expenses corresponds primarily to increased manufacturing and clinical development activities in relation to the execution of two Phase 3 clinical trials in MG and the preparation for and initiation of two Phase 2 clinical trials in CIDP and two Phase 3 clinical trials in ITP.

External research and development expenses for cusatuzumab totaled €38.7 million for the year ended on December 31, 2019 compared to €9.3 million for the year ended December 31, 2018. This increase of €29.4 million resulted primarily from the initiation of a Phase 2 trial in up to 150 newly diagnosed “unfit” AML patients who are not eligible for intensive chemotherapy, as part of the collaboration and license agreement with Janssen.

External research and development expenses on other programs increased by €5.6 million to €14.2 million for the year ended December 31, 2019, compared to €8.6 million for the year ended December 31, 2018. The increase is primarily due to increased research and development expenses in relation to the advancement of our program with ARGX-117, a complement-targeting antibody against C2.

Selling, General and Administrative Expenses

	Year ended
	December 31,
	2019	2018	% Change
	(In thousands)
Personnel expense	€40,082	€18,292	119%
Consulting fees	5,624	3,646	54%
Marketing costs	10,719	1,826	487%
Supervisory board	2,792	1,088	157%
Office costs	5,352	2,619	104%
Total	€64,569	€27,471	135%

Our selling, general and administrative expenses totaled €64.6 million and €27.5 million for the years ended December 31, 2019 and 2018 respectively. The increase in our selling, general and administrative expenses for the year ended December 31, 2019 was principally due to an increase of personnel expense, resulting from (i) increased costs of the share-based payment compensation plans related to the grant of stock options to our selling, general and administrative employees and (ii) increased costs associated with additional employees recruited to strengthen our selling, general and administrative activities, notably in preparation of the potential commercial launch of efgartigimod in the U.S.

On December 31, 2019, we employed 70 employees in our selling, general and administrative functions, compared to 30 employees on December 31, 2018.

Financial Income (Expense)

For the year ended December 31, 2019, financial income amounted to €14.4 million compared to €3.7 million for the year ended December 31, 2018. The increase of €10.7 million in 2019 related primarily to an increase in the interest received on our cash, cash equivalents and current financial assets.

Exchange Gains (Losses)

Exchange gains totaled €6.1 million for the year ended December 31, 2019. The increase was mainly attributable to unrealized exchange rate gains on our cash and current financial assets position in U.S. dollars due to the favorable fluctuation of the EUR/USD exchange rate in 2019.

B.       LIQUIDITY AND CAPITAL RESOURCES

Sources of Funds

Since our inception in 2008, we have invested most of our resources to developing our product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing general and administrative support for these operations. We do not currently have any approved products and have never generated any revenue from product sales. To date, we have funded our operations through public and private placements of equity securities, upfront, milestone and expense reimbursement payments received from our collaborators, funding from governmental bodies and interest income from the investment of our cash, cash equivalents and financial assets. Through December 31, 2019, we have raised gross proceeds of €1,396 million from private and public offerings of equity securities, received €420.2 million in revenue from our collaborators, and €26.9 million in grants and incentives from governmental bodies.

Our cash flows may fluctuate and are difficult to forecast and will depend on many factors. On December 31, 2019, we had cash, cash equivalents and current financial assets of €1,335.8 million, compared to €564.6 million on December 31, 2018.

We have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than leases and our (significant) commitments to Lonza which are detailed in note 30 of our consolidated financial statements for the period ending December 31, 2019.

For more information as to the risks associated with our future funding needs, see the section of this annual report titled “Item 3.D.—Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital.”

For more information as to our financial instruments, please see “Note 27—Financial instruments and financial risk management—Overview of financial instruments” in our consolidated financial statements which are appended to our annual report for the period ended December 31, 2019 and which are incorporated herein by reference.

Cash Flows

Comparison for the Years Ended December 31, 2019 and 2018

The table below summarizes our cash flows for the years ended December 31, 2019 and 2018.

	Year ended
	December 31,
	2019	2018	Variance
	(In thousands)
Cash and cash equivalents at beginning of the period	€281,040	€190,867	€90,173
Net cash flows (used in) / from operating activities	134,584	(53,839)	188,423
Net cash flows (used in) / from investing activities	(744,338)	(107,542)	(636,796)
Net cash flows (used in) / from financing activities	659,359	244,671	414,688
Effect of exchange rate differences on cash and cash equivalents	637	6,883	(6,246)
Cash and cash equivalents at end of the period	€331,282	€281,040	€50,242

Net Cash Used in Operating Activities

Net cash outflow from our operating activities decreased by €188.5 million to a net inflow of €134.6 million for the year ended December 31, 2019, compared to a net outflow of €53.8 million for the year ended December 31, 2018. The net cash inflow from operating activities for the year ended December 31, 2019 resulted primarily from the closing of the exclusive global collaboration and license agreement for cusatuzumab with Janssen, which triggered a $300 million upfront payment, partially reduced by research and development expenses incurred in relation to the manufacturing and clinical development activities of efgartigimod, cusatuzumab and the advancement of other preclinical and discovery-stage product candidates.

Net Cash Used in Investing Activities

Investing activities consist primarily of the acquisition of current financial assets, purchase of laboratory equipment and interest received from the placements of our cash and cash equivalents and current financial assets. Cash flow used in investing activities represented a net outflow of €744.3 million for the year ended December 31, 2019, compared to a net outflow of €107.5 million for the year ended December 31, 2018. The net outflow for the year ended December 31, 2019 related primarily to (i) the investment of €708.1 million in current financial assets, including money market funds and U.S. term deposit accounts (compared to €114.6 million for the year ended December 31, 2018), (ii) €39.9 million as result of the in-licensing of the ENHANZE® drug delivery technology from Halozyme and (iii) €5.5 million interest received from the placement of our cash, cash equivalents and current financial assets (compared to €3.7 million for the year ended December 31, 2018).

Net Cash Provided by Financing Activities

Financing activities consist of net proceeds from our private placements and public offerings of our securities and exercise of stock options. The net cash inflow from financing activities was €659.4 million for the year ended December 31, 2019, compared to a net cash inflow of €244.7 million for the year ended December 31, 2018. The net cash inflow for the year ended December 31, 2019 was attributed to (i) €479.2 million net cash proceeds from our global offering in November 2019, (compared to €241.1 million net cash proceeds from our U.S. follow-on public offering of ADSs in September 2018), (ii) €176.7 million from a private placement following the closing of the exclusive global collaboration and license agreement for cusatuzumab with Janssen in January 2019 and (iii) €4.8 million proceeds received from the exercise of stock options in 2019 (compared to €2.3 million for the year ended December 2018).

Operating and Capital Expenditure Requirements

We have never achieved profitability and, as of December 31, 2019, we had accumulated losses of €332.6 million. We expect to continue to incur significant operating losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval and commercialization of our product candidates.

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

•	the costs involved in growing our organization to the size needed to allow for the research, development and potential commercialization of our current or any future product candidates;
•	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;
•	the maintenance of our existing collaboration agreements and entry into new collaboration agreements; and
•	the amount of revenues, if any, we may derive either directly or in the form of royalty payments from future sales of our product candidates, if approved; and
•	developments related to COVID-19 and its impact on the costs and timing associated with the conduct of our clinical trials, preclinical programs and other related activities.

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

D.       TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see the sections of this annual report titled “Item 4.B.—Business Overview,” “Item 5.A.—Operating Results”, and “Item 5.B.—Liquidity and Capital Resources.”

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

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below summarizes our contractual obligations at December 31, 2019.

	Payments due by period
		Less than			More than
	Total	1 year	1–3 years	3–5 years	5 years
	(In thousands)
Lease liabilities	€7,025	€2,205	€3,137	€1,251	€432
Purchase obligations	€91,409	€52,032	€32,790	€4,001	€2,586

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

For our offices in the Netherlands, Boston, Massachusetts and Tokyo, Japan, we have a lease agreement renewable on an annual basis. For our office in Boston, Massachusetts, we have a lease agreement renewable on an annual basis.

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

Our manufacturing commitments with our drug substance manufacturing contractor Lonza relate to the ongoing execution of the BLA services for efgartigimod and the ongoing manufacturing activities related to the start-up of Lonza Singapore as a potential future commercial manufacturing site. In December 2018, we signed our first commercial supply agreement with Lonza related to the reservation of commercial drug substance supply capacity for efgartigimod. The total commitment under this commercial supply agreement amounts to a minimum commitment of £25.3 million over a period of five years starting from 2020. In the aggregate, we have outstanding commitments for efgartigimod of approximately €53.4 million. In addition to the obligations for efgartigimod, we also have contractual obligations for cusatuzumab of approximately €34.4 million and for ARGX-117 of approximately €3.6 million.

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

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

Our Board of Directors

We have a one‑tier board structure consisting of an executive director who is responsible for our day‑to‑day management and non‑executive directors who are responsible for the supervision of the executive directors. Our executive directors and our non‑executive directors are collectively responsible for our general affairs. We may be represented by our board of directors or by two executive directors acting jointly. Our board of directors is currently comprised of one executive director and seven non‑executive directors, who we refer to individually as a director. Less than a majority of the directors of our board of directors are citizens or residents of the United States.

The following table sets forth certain information with respect to the current members of our board of directors, including their ages as of December 31, 2019:

Name	Age	Position	Nationality	Date of appointment	Term expiration
Tim Van Hauwermeiren	48	Executive Director (Chief Executive Officer)	BE	May 8, 2018	2022
Peter K.M. Verhaeghe	61	Non‑Executive Director (chairperson)	BE	May 8, 2018	2022
David L. Lacey	67	Non‑Executive Director	US	May 8, 2018	2022
Werner Lanthaler	51	Non‑Executive Director (vice chairperson)	AT	May 8, 2018	2022
J. Donald deBethizy	69	Non‑Executive Director	US	May 13, 2015	2023
Pamela Klein	58	Non‑Executive Director	US	April 28, 2016	2020
A.A. Rosenberg	67	Non‑Executive Director	UK	April 26, 2017	2021
James M. Daly	58	Non-Executive Director	US	May 8, 2018	2022

The address for our directors is our registered office, Willemstraat 5, 4811 AH, Breda, the Netherlands.

Pamela Klein is expected to be nominated for re-appointment at the General Meeting to be held in 2020.

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

Peter K.M. Verhaeghe has served as a member and chairperson of our board of directors since July 2014. Mr. Verhaeghe is the managing partner of VVGB Advocaten—Avocats, a corporate finance law and tax law firm, a position he has held since July 1999. He is currently lead counsel to a number of Belgian, Dutch and Swiss biotechnology and diagnostics companies. Mr. Verhaeghe served as the president of the board of directors of Merisant France SAS, as a member of the management board of Merisant Company 2 sàrl and as a member of the board of directors of CzechPak Manufacturing s.r.o. He previously served as the chairman of the board of directors of PharmaNeuroBoost NV from December 2006 to January 2013 and as liquidator in charge of KBC Private Equity Fund Biotech NV from April 2009 to December 2012. Mr. Verhaeghe serves on the Board of Directors of Participatiemaatschappii Vlaanderen (PMV) NV and as Chairman of the Board of Haretis SA (Luxembourg) since March 2011. Mr. Verhaeghe holds a degree in law from the University of Leuven and an LLM degree from Harvard Law School.

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

Dr. J. Donald deBethizy has served as a member of our board of directors since May 2015. Dr. deBethizy has 30 years of experience in research and development and financial, business and operating management and board work in the biotechnology and consumer products industry. He is the president of White City Consulting ApS. Previously, Dr. deBethizy served as president and chief executive officer of Santaris Pharma A/S until October 2014, when the company was sold to Roche. From August 2000 to June 2012, Dr. deBethizy was co‑founder and chief executive officer of Targacept, Inc., a U.S. biotechnology company listed on Nasdaq. He currently serves on the supervisory boards of Albumedix A/S, Newron Pharmaceuticals SpA, Noxxon Pharma NV and AG, Rigontec GmbH and Proterris, Inc. From May 2013 to November 2014, he served as executive chairman of Contera Pharma ApS, and from July 2015 to November 2017, he served as chairman of Rigotec GmbH. He previously served on the boards of Asceneuron SA, Serendex Pharmaceuticals A/S, Enbiotix Inc., Targacept Inc. and Biosource Inc. Mr. deBethizy has held adjunct appointments at Wake Forest University Babcock School of Management, Wake Forest University School of Medicine and Duke University. Dr. deBethizy holds a B.Sc. in biology from the University of Maryland, and an M.Sc. and a Ph.D. in toxicology from Utah State University.

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

Our Executive Management

The following table sets forth certain information with respect to the current members of our executive management, including their ages as of December 31, 2019:

Name	Age	Position	Nationality	Date of appointment
Tim Van Hauwermeiren	48	Chief Executive Officer and Executive Director	BE	July 15, 2008
Eric Castaldi	55	Chief Financial Officer	F	April 1, 2014
Keith Woods	52	Chief Operating Officer	US	April 5, 2018
Wim Parys	60	Chief Medical Officer	BE	July 1, 2019
Hans de Haard	60	Chief Scientific Officer	NL	July 1, 2008
Arjen Lemmen	35	VP Corporate Development & Strategy	NL	June 1, 2019
Dirk Beeusaert	56	General Counsel	BE	April 1, 2017

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

Wim Parys obtained a MD degree from the Katholieke Universiteit Leuven, Belgium. He was in private practice for nine years before joining the Janssen Research Foundation in Beerse, Belgium where he held several R&D positions and developed galantamine (Reminyl™/Razadyne™) for Alzheimer’s Disease. In 2000, he became the Head of Development at the biotech company Tibotec and relocated to the US to establish Tibotec Inc., the US based subsidiary. Under his tenure, Tibotec (then acquired by J&J) developed and launched Prezista™, Intelence™ and Edurant™, three innovative HIV drugs. As Development Head of Janssen’s Infectious Diseases and Vaccines therapeutic area, he lead the discovery and development of other medicines for HIV, Hepatitis C (Incivo™, Olysio™/Sovriad™), TB (Sirturo™) and respiratory viral diseases. In 2013, he became the R&D head of the newly established Global Public Health group, responsible for a portfolio including programs in HIV, TB, other mycobacterial infections, Dengue and Malaria. Wim joined argenx early 2019 as a development consultant and transitioned to the role of Chief Medical Officer on July 1, 2019.

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

Arjen Lemmen serves as the head of our strategy and corporate development activities. He joined argenx in 2016 and has successfully executed several transactions including a number of programs within our Innovative Access Program and our strategic collaboration with Janssen on cusatuzumab. Prior to joining argenx, he served as a corporate finance specialist at Kempen & Co focusing on M&A, Equity Capital Markets and strategic advisory transactions in the European life sciences industry. Mr. Lemmen holds a B.Sc. in Life Science & Technology from the University of Groningen (the Netherlands) and Master of Engineering Management from Duke University. Arjen was promoted to Vice-President of Corporate Development & Strategy per June 1, 2019.

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

Compensation of Our Executive Management

The remuneration of our executive management (including our executive directors) consists of the following fixed and variable components:

•	a fixed base salary;
•	an annual variable pay (short‑term annual cash incentive);
•	long‑term variable incentive awards, in the form of stock options;

•	severance arrangements; and
•	pension and fringe benefits.

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

Variable annual cash bonus. The objective of this short-term annual cash incentive is to ensure that our executive management is incentivized to achieve performance targets in the shorter term. Our executive management is eligible for an annual cash incentive up to a maximum percentage of his/her annual base salary. The maximum percentage for this purpose was set at 50% of base salary of the chief executive officer, 40% of base salary of the Chief Operating Officer and at 35% of base salary for other members of the executive management. Performance conditions are established by our board of directors before or at the beginning of the relevant calendar year and shall include criteria concerning our financial performance, qualitative criteria representing our performance and/or individual qualitative performance.

Long‑term incentive awards. Our board of directors intends to incentivize our executive management by issuing Options from time to time to be able to attract and retain well‑qualified executive management in connection with the argenx Employee Stock Option Plan, as set out below. Typically, options are granted annually in accordance with our stock option grant scheme which is regularly reviewed by our board of directors and particularly our remuneration and nomination committee.

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

The following table sets forth information regarding compensation paid by us for Tim Van Hauwermeiren during the year ended December 31, 2019:

Tim Van Hauwermeiren

Compensation
(€)
Base salary	525,000
Option awards(1)	5,257,360
Employer social security contribution stock options	—
Non‑equity incentive plan compensation(2)	326,288
Pension contributions	21,532
Social security costs	10,587
Other(3)	11,558
Total	6,152,325

(1)

Amount shown represents the expenses with respect to the option awards granted in 2019 to Mr. Van Hauwermeiren measured using the Black Scholes formula. For a description of the assumptions used in valuing these awards, see note 13 to our financial statements included elsewhere in this annual report. These amounts do not reflect the actual economic value realized by Mr. Van Hauwermeiren.

(2)

We have an established practice to provide the variable pay partially in the form of OTC options. For those beneficiaries that opt to receive their bonus through over the counter (OTC) options rather than through a payment in cash. As a result, whereas the basis for calculating the cash bonus is a maximum of 55% of base salary, in practice this may be paid in OTC options, representing a higher percentage of the annual base salary (in 2019: 62.15%), which provides a benefit to argenx as well as the employee.

(3)	Consists of €11,382 attributable to the lease of a company car and €176 in employer-paid medical insurance premiums.

The following table sets forth information regarding aggregate compensation paid by us for the members of our executive management (excluding Tim Van Hauwermeiren) during the year ended December 31, 2019:

Compensation
(€)
Base salary	2,002,255
Option awards(1)	16,589,721
Employer social security contribution stock options(2)	9,160,263
Non‑equity incentive plan compensation	648,999
Termination benefits	470,400
Pension contributions	122,025
Social security costs	801,841
Other(3)	110,488
TOTAL	29,905,992

(1)

Amount shown represents the expenses with respect to the option awards granted in 2019 to Mr. Keith Woods, Mr. Eric Castaldi, Prof. Hans de Haard, Mr. Wim Parys, Mr. Arjen Lemmen and Mr. Dirk Beeusaert measured using the Black Scholes formula. For a description of the assumptions used in the valuing these awards, see note 13 to our consolidated financial statements incorporated by reference in this annual report. These amounts do not reflect the actual economic value realized by these members of our executive management.

(2)

The Company incurs employer social security costs with respect to the option awards granted to the members of our executive management. The amount of employer social security costs depends on the actual economic value realized and therefore varies based on the price of our ordinary shares. At each reporting date, the Company makes a calculation of the exposure.

(3)	Consists of €58,765 attributable to the leases of company cars, €20,080 in car, housing and other allowances and €31,643 in employer-paid medical insurance premiums.

The following table sets forth information regarding option awards granted to our executive management during the year ended December 31, 2019:

Name	Stock options	Expiration date	Exercise price
Tim Van Hauwermeiren	80,000	12/20/2029	€135.75
Eric Castaldi (1)	50,000	12/20/2029	€135.75
Hans de Haard (1)	50,000	12/20/2029	€135.75
Keith Woods	50,000	12/20/2029	€135.75
Wim Parys (1)	50,000	12/20/2029	€135.75
Arjen Lemmen (1)	50,000	12/20/2029	€135.75
Dirk Beeusaert	50,000	6/28/2029	€113.49

(1)	On December 20, 2019, the Company has granted options for which the beneficiary has a 60 day period to choose between a contractual term of five or ten years.

The table below shows the stock options held at the start of the year ended December 31, 2019 and the stock options granted to our executive management which have vested during the year ended December 31, 2019, as well as the stock options to vest in the years ending December 31, 2020, December 31, 2021 and December 31, 2022 (in number of stock options), and the respective exercise price of such stock options:

	Total				Total					Options		Options		Options
	options	Options	Options	Options	options	Options		Options		to		to		to
	held on	granted	forfeited	exercised	held on	vested		vested		vest		vest		vest
	January 1,	in	in	in	December 31,	until	Exercise	in	Exercise	in	Exercise	in	Exercise	in	Exercise
Name	2019	2019	2019	2019	2019	2018	price	2019	price	2020	price	2021	price	2022	price
Tim Van Hauwermeiren	336,200	80,000	—	(30,000)	386,200	35,000	€7.17
						30,600	€9.47		€9.47
						43,056	€11.47	6,944	€11.47		€11.47
						20,400	€14.13	10,200	€14.13		€14.13
						26,667	€21.17	26,666	€21.17	26,667	€21.17
								26,667	€86.32	26,666	€86.32	26,667	€86.32
										26,667	€135.75	26,666	€135.75	26,667	€135.75

Eric Castaldi	249,768	50,000	—	(71,968)	227,800	28,200	€9.47
						24,283	€11.47	3,917	€11.47
						18,800	€14.13	9,400	€14.13
						14,400	€21.17	14,400	€21.17	14,400	€21.17
								16,667	€86.32	16,666	€86.32	16,667	€86.32
										16,667	€135.75	16,666	€135.75	16,667	€135.75

Keith Woods	125,000	50,000	—	(25,000)	150,000	—	€21.17	25,000	€21.17	25,000	€21.17
								16,667	€86.32	16,666	€86.32	16,667	€86.32
										16,667	€135.75	16,666	€135.75	16,667	€135.75

Hans De Haard	445,975	50,000	—	—	495,975	144,822	€2.44
						109,000	€7.17
						28,200	€9.47
						24,283	€11.47	3,917	€11.47
						18,800	€14.13	9,400	€14.13
						7,177	€18.41	4,784	€18.41	2,392	€18.41
						14,400	€21.17	14,400	€21.17	14,400	€21.17
								16,667	€86.32	16,666	€86.32	16,667	€86.32
										16,667	€135.75	16,666	€135.75	16,667	€135.75

Wim Parys	125,000	50,000	—	—	175,000	—	€86.32	41,667	€86.32	41,666	€86.32	41,667
										16,667	€135.75	16,666	€135.75	16,667	€135.75

Arjen Lemmen	51,276	50,000	—	—	101,276	3,106	€11.47	694	€11.47
						2,333	€14.13	1,667	€14.13
						2,388	€18.41	2,392	€18.41	1,196	€18.41
						3,333	€21.17	3,334	€21.17	3,333	€21.17
								2,500	€80.82	1,667	€80.82	833	€80.82
								7,500	€86.32	7,500	€86.32	7,500	€86.32
										16,667	€135.75	16,666	€135.75	16,667	€135.75

Dirk Beeusaert	104,682	50,000	—	—	154,682	19,841	€18.41	13,227	€18.41	6,614	€18.41
						5,000	€21.17	5,000	€21.17	5,000	€21.17
								14,100	€80.82	9,400	€80.82	4,700	€80.82
								7,267	€86.32	7,266	€86.32	7,267	€86.32
										25,000	€135.75	16,667	€135.75	8,333	€135.75

Nicolas Leupin	127,800	—	—	(95,619)	32,181	—	€11.47	3,917	€11.47
								9,400	€14.13		€11.47
								14,400	€21.17	14,400	€21.17

Torsten Dreier	379,948	—	—	(65,890)	314,058	71,690	€2.44
						105,000	€7.17
						28,200	€9.47
						24,283	€11.47	3,917	€11.47
						18,800	€14.13	9,400	€14.13
						4,784	€18.41	3,189	€18.41	1,595	€18.41
						14,400	€21.17	14,400	€21.17	14,400	€21.17

Debbie Allen	249,311	—	(28,200)	(7,990)	213,121	39,195	€2.44
						2,626	€3.95
						43,500	€7.17
						28,200	€9.47
						24,283	€11.47	3,917	€11.47
						18,800	€14.13	9,400	€14.13
						14,400	€21.17	14,400	€21.17	14,400	€21.17

The table below shows the remaining term of the stock options held by our executive management during the year ended December 31, 2019.

Remaining term on
	Number of	December 31, 2019
Name	stock options	(rounded up)
Tim Van Hauwermeiren	35,000	5.0 years
	30,600	6.0 years
	50,000	6.5 years
	30,600	7.0 years
	80,000	8.0 years
	80,000	9.0 years
	80,000	10.0 years
Eric Castaldi	28,200	6.0 years
	28,200	6.5 years
	28,200	7.0 years
	43,200	8.0 years
	50,000	9.0 years
	50,000	5.0 / 10.0 years	(1)
Keith Woods	50,000	8.0 years
	50,000	9.0 years
	50,000	10.0 years
Hans De Haard	69,360	3.5 years
	39,636	4.0 years
	144,826	5.0 years
	28,200	6.0 years
	28,200	6.5 years
	28,200	7.0 years
	14,353	7.5 years
	43,200	8.0 years
	50,000	10.0 years
	50,000	5.0 / 10.0 years	(1)
Wim Parys	125,000	4.0 years
	50,000	5.0 / 10.0 years	(1)
Arjen Lemmen	3,800	6.5 years
	4,000	7.0 years
	5,976	7.5 years
	10,000	8.0 years
	2,500	3.5 years
	2,500	8.5 years
	11,250	4.0 years
	11,250	9.0 years
	50,000	5.0 / 10.0 years	(1)
Dirk Beeusaert	39,682	7.5 years
	15,000	8.0 years
	28,200	3.5 years
	21,800	4.0 years
	50,000	5.0 years
Nicolas Leupin	781	6.5 years
	8,200	7.0 years
	23,200	8.0 years
Torsten Dreier	37,654	4.0 years
	139,036	5.0 years
	28,200	6.0 years
	28,200	6.5 years
	28,200	7.0 years
	9,568	7.5 years
	43,200	8.0 years
Debbie Allen	18,770	3.5 years
	10,727	4.0 years
	55,824	5.0 years
	28,200	6.0 years
	28,200	6.5 years
	28,200	7.0 years
	43,200	8.0 years

(1)	On December 20, 2019, the Company has granted options for which the beneficiary has a 60 day period to choose between a contractual term of five or ten years.

The table below shows the stock options exercised by our executive management during the year ended December 31, 2019 and the exercise price of those stock options. Per exercised option, one share was issued.

	Number of	Exercise
Name	stock options	price
Tim Van Hauwermeiren	30,000	€7.17
Eric Castaldi	30,961	€7.17
Eric Castaldi	41,007	€2.44
Keith Woods	25,000	€21.17
Nicolas Leupin	28,200	€9.47
Nicolas Leupin	27,419	€11.47
Nicolas Leupin	20,000	€14.13
Nicolas Leupin	20,000	€21.17
Torsten Dreier	65,890	€2.44
Debbie Allen	7,990	€3.95
Total	296,467

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

The following table sets forth the information regarding the compensation earned by our non‑executive directors during the year ended December 31, 2019:

	Fees earned
	or paid in	Option
	cash	awards
Name	(€)	(€)(1)	Total
Peter K.M. Verhaeghe	77,500	657,170	€734,670
David L. Lacey	50,000	657,170	707,170
Werner Lanthaler	55,000	657,170	712,170
Pamela Klein	42,500	657,170	699,670
J. Donald deBethizy	52,500	657,170	709,670
A.A. Rosenberg	50,000	657,170	707,170
James M. Daly	50,000	657,170	707,170

(1)

These amounts do not reflect the actual economic value realized by the non-executive director. Amount shown represents the expenses with respect to the option awards granted in 2019 to the non-executive directors measured using the Black Scholes formula. For a description of the assumptions used in valuing these awards, see note 13 to our consolidated financial statements incorporated by reference in annual report.

The table below shows the stock options held at the start of the year ended December 31, 2019 and the stock options granted to the non‑executive directors which have vested during the year ended December 31, 2019, as well as the stock options to vest in the years ending December 31, 2020, December 31, 2021 and December 31, 2022 (in number of stock options), and the respective exercise price of such stock options:

	Total			Total					Options		Options		Options
	options	Options	Options	options	Options		Options		to		to		to
	held on	granted	exercised	held on	vested		vested		vest		vest		vest
	January 1,	in	in	December 31,	until	Exercise	in	Exercise	in	Exercise	in	Exercise	in	Exercise
Name	2019	2019	2019	2019	2018	price	2019	price	2020	price	2021	price	2022	price
Peter Verhaeghe	44,585	10,000		54,585	11,626	€2.44
					7,959	€3.95
					5,000	€7.17
					8,333	€11.38	1,667	€11.38
							3,333	€86.32	3,334	€86.32	3,333	€86.32
									3,333	€135.75	3,334	€135.75	3,333	€135.75

David L. Lacey	54,443	10,000		64,443	6,643	€2.44
					12,800	€7.17
					8,333	€11.38	1,667	€11.38
					5,000	€21.17	5,000	€21.17	5,000	€21.17
							3,333	€86.32	3,334	€86.32	3,333	€86.32
									3,333	€135.75	3,334	€135.75	3,333	€135.75

Werner Lanthaler	14,444	10,000	(4,444)	20,000	—	€2.44
					—	€7.17
					—	€11.38	—	€11.38
							3,333	€86.32	3,334	€86.32	3,333	€86.32
									3,333	€135.75	3,334	€135.75	3,333	€135.75

J. Donald deBethizy	35,000	10,000		45,000	15,000	€11.44
					8,333	€11.38	1,667	€11.38
							3,333	€86.32	3,334	€86.32	3,333	€86.32
									3,333	€135.75	3,334	€135.75	3,333	€135.75

Pamela Klein	35,000	10,000		45,000	15,000	€11.44
					8,333	€11.38	1,667	€11.38
							3,333	€86.32	3,334	€86.32	3,333	€86.32
									3,333	€135.75	3,334	€135.75	3,333	€135.75

A.A. Rosenberg	25,000	10,000		35,000	10,000	€14.13	5,000	€14.13
							3,333	€86.32	3,334	€86.32	3,333	€86.32
									3,333	€135.75	3,334	€135.75	3,333	€135.75

James M. Daly	25,000	10,000		35,000			7,500	€80.82	5,000	€80.82	2,500	€80.82
							3,333	€86.32	3,334	€86.32	3,333	€86.32
									3,333	€135.75	3,334	€135.75	3,333	€135.75

The table below shows the remaining term of the stock options held by the non‑executive directors during the year ended December 31, 2019.

Remaining term on
	Number of	December 31, 2019
Name	stock options	(rounded up)
Peter K.M. Verhaeghe	3,650	0.5 years
	2,340	1.0 years
	5,560	3.5 years
	3,181	4.0 years
	9,854	5.0 years
	10,000	6.5 years
	10,000	9.0 years
	10,000	10.0 years
David L. Lacey	3,180	3.5 years
	1,818	4.0 years
	14,445	5.0 years
	10,000	6.5 years
	15,000	8.0 years
	10,000	9.0 years
	10,000	10.0 years
Werner Lanthaler	10,000	9.0 years
	10,000	10.0 years
J. Donald deBethizy	15,000	5.5 years
	10,000	6.5 years
	10,000	9.0 years
	10,000	10.0 years
Pamela Klein	15,000	5.5 years
	10,000	6.5 years
	10,000	9.0 years
	10,000	10.0 years
A.A. Rosenberg	15,000	7.0 years
	10,000	9.0 years
	10,000	10.0 years
James M. Daly	15,000	8.5 years
	10,000	9.0 years
	10,000	10.0 years

The table below shows the stock options exercised by our executive management during the year ended December 31, 2019 and the exercise price of those stock options. Per exercised option, one share was issued.

	Number of	Exercise
Name	stock options	price
Werner Lanthaler	4,444	€11.38
Total	4,444

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

The Option Plan was further amended by the board of directors and approved by the General Meeting on November 25, 2019. The following amendments were made:

-	the terms of the Option Plan were updated to reflect the latest changes in applicable laws, including the Market Abuse Regulation;
-	specific provisions were added to govern the granting of 'sign-on-options' for attracting new (key) personnel; and
-

the Option Plan now contains a description of the method the Company applies for determining the amount of options to grant to key persons, which is based on a transparent and objective option allocation scheme.

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

As of March 16, 2020, there were 4,250,535 options outstanding which represent approximately 9.9% of the total number of all our issued and outstanding voting financial instruments.

The table below sets forth the details of all options granted under the argenx Employee Stock Option Plan in force as of December 31, 2019, including the offer date, exercise price, expiry date, number of options exercised, number of options voided and number of options outstanding. Aside from the stock options set forth in the below table, there are currently no other stock options, options to purchase securities, convertible securities or other rights to subscribe for or purchase outstanding securities.

				Options		Number of
			Number of	Number of	Number of	options
	Offer	Exercise	options	options	options	still	Exercisable	Expiry
Plan	date	price (€)	granted	exercised	voided	outstanding	from	date
SOP A	5/11/2010	3.95	103,370	99,670	—	3,700	5/11/2013	5/11/2020
SOP A	11/30/2010	3.95	62,460	58,950	—	3,510	11/30/2013	11/30/2020
SOP A	2/1/2011	3.95	3,800	3,800	—	—	2/1/2014	2/1/2021
SOP B	5/23/2013	2.44	305,740	133,950	—	171,790	5/23/2016	5/23/2023
SOP B	12/4/2013	2.44	174,747	134,768	—	39,979	12/4/2016	12/4/2023
SOP B	6/30/2014	2.44	109,820	103,820	—	6,000	6/30/2017	6/30/2024
Reshuffling A	9/30/2014	3.95	55,746	49,508	—	6,238	9/30/2017	9/30/2024
Reshuffling B1	9/30/2014	2.44	174,362	79,638	—	94,724	9/30/2017	9/30/2024
Reshuffling B2	9/30/2014	2.44	19,719	17,747	—	1,972	9/30/2017	9/30/2024
SOP 2014.12.18	12/18/2014	7.17	585,250	202,433	47,750	335,067	12/18/2017	12/18/2024
SOP 2015.06.18	6/18/2015	11.44	56,500	—	17,500	39,000	6/18/2018	6/18/2025
SOP 2015.09.03	9/3/2015	10.34	3,000	—	—	3,000	9/3/2018	9/3/2025
SOP 2015.12.15	12/15/2015	9.47	243,400	49,518	8,050	185,832	12/15/2018	12/15/2025
SOP 2016.05.25	5/25/2016	11.47	288,950	61,512	7,647	219,791	5/25/2019	5/25/2026
SOP 2016.06.18	6/18/2016	11.38	60,000	15,000	—	45,000	6/18/2019	6/18/2026
SOP 2016.12.13	12/13/2016	14.13	363,226	90,295	14,185	258,746	12/13/2019	12/13/2026
SOP 2017.06.26	6/26/2017	18.41	120,536	11,463	460	108,613	6/26/2020	6/26/2027
SOP 2017.12.14	12/14/2017	21.17	653,825	56,974	31,053	565,798	12/14/2020	12/14/2027
SOP 2018.06.28	6/28/2018	80.82	97,100	—	3,000	94,100	6/28/2021	6/28/2023
SOP 2018.06.28	6/28/2018	80.82	81,800	2,350	6,350	73,100	6/28/2021	6/28/2028
SOP 2018.12.21	12/21/2018	86.32	369,760	—	3,500	366,260	12/21/2021	12/21/2023
SOP 2018.12.21	12/21/2018	86.32	491,815	8,951	80,150	402,714	12/21/2021	12/21/2028
SOP 2019.06.28	6/28/2019	113.49	311,797	—	32,037	279,760	6/28/2022	6/28/2024
SOP 2019.06.28	6/28/2019	113.49	111,690	—	—	111,690	6/28/2022	6/28/2029
SOP 2019.11.01	11/1/2019	113.49	19,800	—	—	19,800	11/1/2022	11/1/2029
SOP 2019.12.20 (1)	12/20/2019	135.75	921,885	—	—	921,885	12/20/2022	12/20/2029
Total			5,790,098	1,180,347	251,682	4,358,069

(1)	On December 20, 2019, the company had granted options for which the beneficiary had a 60-day period to choose between a contractual term of five or ten years.

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

Pursuant to the Articles of Association, a member of our board of directors will retire not later than on the day on which the first General Meeting is held following lapse of four years since his appointment. A retiring member of our board of directors may be re-appointed.

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

The audit committee has deliberated six times in the course of 2019. At these meetings, the main points of discussion were review of the 2018 financial statements, 2018 annual report and press release, Deloitte's 2018 audit report, 2019 audit fee proposal and renewal of Deloitte mandate, review of interim consolidated financial statements and press releases, Deloitte's report on interim financial statements, review of quarterly forecasts, updates on internal control activities, updates on corporate audit activities, review of the 2020-2023 business plan, discussions on financing options, and updates on the cash investments.

The meeting attendance rate for our directors in the audit committee is set out in the table below:

Audit Committee	Number of meetings attended in 2019	Attendance %
Peter Verhaeghe	7/7	100%
Werner Lanthaler	7/7	100%
Tony Rosenberg	5/7	71%

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

The remuneration and nomination committee has deliberated three times in the course of 2019. The main topics of discussion were management performance reviews, the 2019 long term incentive plan, 2019 management targets, nominations for (re-) appointments to the board and board and executive management diversity.

The meeting attendance rate for our directors in the remuneration and nomination committee is set out in the table below:

Remuneration and Nomination Committee	Number of meetings attended in 2019	Attendance %
Peter Verhaeghe	3/3	100%
Werner Lanthaler	3/3	100%
Don deBethizy	3/3	100%

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

The meeting attendance rate for our directors in the research and development committee is set out in the table below:

Research and Development Committee	Number of meetings attended in 2019	Attendance %
David Lacey	3/3	100%
Donald deBethizy	3/3	100%
Pamela Klein	3/3	100%

Commercial committee

Our commercial committee consists of two members: Jim Daly and Tony Rosenberg.

The commercial committee is responsible for, among other things:

•	serving as a sounding board to the Company's branded and unbranded strategic marketing plans, size and scope of the Company’s franchises, pre and post launch market access plan of action;
•

advising the board of directors on the effectiveness of the governance, risk management and legal compliance of the commercial activities, with an underlying aim of ensuring that these activities are set up and pursued consistent with the achievement by the Company of its strategic goals;

•	reviewing and discussing global commercial and political trends affecting the industry and the development of the Company; and
•	reporting to the board of directors on the outcome of the strategic reviews.

All members of the commercial committee shall have adequate experience in relation to marketing, launch of pharmaceuticals, risk management in relation to commercial activities in our field of business and/or strategic planning of commercialization of pharmaceuticals.

Our commercial committee meets as often as is required for its proper functioning, but at least four times per year, and reports regularly to our board of directors on the outcome of its strategic reviews. Our commercial committee consists of at least three members with adequate experience as described above.

The meeting attendance rate for our directors in the commercial committee is set out in the table below:

Commercial Committee	Number of meetings attended in 2019	Attendance %
Jim Daly	3/3	100%
Tony Rosenberg	3/3	100%

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

D.       EMPLOYEES

As of December 31, 2019, we had 188 employees. At each date shown below, we had the following number of  employees, broken out by department and geography:

	At December 31,
	2019	2018	2017
Function:
Research and development	118	75	58
Selling, general and administrative	70	30	15
Total	188	105	73
Geography:
Zwijnaarde, Belgium	145	94	73
Boston, USA	40	11	—
Tokyo, Japan	3	—
Breda, the Netherlands	—	—	—
Total	188	105	73

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

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 16, 2020 for:

•	each person who is known by us to own beneficially more than 3% of our total outstanding ordinary shares;
•	each member of our board of directors and our executive management;
•	all members of our board of directors and our executive management as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 16, 2020. The percentage ownership information shown in the table is based upon 42,791,076 ordinary shares outstanding as of March 16, 2020.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options held by that person that are immediately exercisable or exercisable within 60 days of March 16, 2020. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders.

	Shares beneficially owned
Name of beneficial owner	Number	Percentage
3% or Greater Shareholders:
FMR LLC (1)(2)	4,276,152	9.99%
T. Rowe Price Group, Inc. (1)(3)	4,084,079	9.54%
Entities affiliated with Baker Bros. (1)(4)	2,257,438	5.28%
Wellington Management Group LLP (1)(5)	2,156,439	5.04%
Federated Investors, Inc. (1)(6)	1,895,001	4.43%
Johnson & Johnson Innovation - JJDC, Inc (1)(7)	1,766,899	4.13%
RTW Investments (1)(8)	1,436,705	3.36%
The Vanguard Group (1)(9)	1,418,173	3.31%
Baillie Gifford & Co. (1)(10)	1,401,085	3.27%
Blackrock, Inc. (1)(11)	1,290,201	3.02%
Directors and Executive Management:
Tim Van Hauwermeiren(12)	263,978	*
Peter Verhaeghe(13)	39,029	*
David Lacey(14)	45,554	*
Werner Lanthaler(15)	34,860	*
Donald deBethizy(16)	29,444	*
Pamela Klein(17)	29,444	*
A.A. Rosenberg(18)	19,444	*
James M. Daly(19)	13,611	*
Eric Castaldi(20)	140,423	*
Keith Woods(21)	55,555	*
Hans de Haard(22)	463,710	1.07%
Wim Parys(23)	55,556	* %
Arjen Lemmen(24)	34,211	*
Dirk Beeusaert(25)	76,066	*
All directors and executive management as a group (14 persons)(26)	1,300,885	2.96%

*Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	Based on the number of shares reported in, and at the time of, the most recent transparency notification.
(2)

Based solely on (1) the most recent transparency notification filed with the AFM as of March 16, 2020 and (2) a Schedule 13G/A filed with the SEC on February 7, 2020.  Consists of 4,276,152 ordinary shares. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address for FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(3)

Based solely on (1) the most recent transparency notification filed with the Netherlands Authority for the Financial Markets (the “AFM”) as of March 16, 2020 and (2) a Schedule 13G/A filed with the SEC on February 14, 2020. Consists of 1,398 ordinary shares and 4,082,681 ADSs. T. Rowe Price Associates, Inc. (“Price Associates”) does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. Not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates. With respect to securities owned by any one of the  registered investment companies sponsored by Price Associates which it also serves as investment adviser, only the custodian for each of such funds has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such fund participate proportionately in any dividends and distributions so paid. The address for Price Associates is 100 East Pratt Street, Baltimore, MD 21202.

(4)

Based solely on the most recent transparency notification filed with the AFM as of March 16, 2020.  Consists of 319,227 ordinary shares and 1,938,211 ADSs. Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings.

(5)

Based solely on the most recent transparency notification filed with the AFM as of March 16, 2020.  Consists of 1,770,834 ordinary shares and 385,605 ADSs. Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings.

(6)

Based solely on (1) the most recent transparency notification filed with the AFM as of March 16, 2020 and (2) a Schedule 13G/A filed with the SEC on December 10, 2019. Consists of 1,522,200 ordinary shares and 372,801 ADSs. Represents shares beneficially owned by registered investment companies and separate accounts advised by subsidiaries of Federated Investors, Inc. that have been delegated the power to direct investment and power to vote the securities by the registered investment companies’ board of trustees or directors and by the separate accounts’ principals. All of the voting securities of Federated Investors, Inc. are held in the Voting Shares Irrevocable Trust, the trustees of which are Thomas R. Donahue, Rhodora J Donahue, and J. Christopher Donahue. The address of Federated Investors, Inc. is Federated Investors Tower, Pittsburgh, PA 15222-3779.

(7)

Based solely on the most recent transparency notification filed with the AFM as of March 16, 2020.  Consists of 1,766,899 ordinary shares. Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings.

(8)

Based solely on the most recent transparency notification filed with the AFM as of March 16, 2020. Consists of 1,411,445 ordinary shares and 25,260 ADSs. Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings.

(9)

Based solely on the most recent transparency notification filed with the AFM as of March 16, 2020.  Consists of 1,418,173 ordinary shares. Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings.

(10)

Based solely on the most recent transparency notification filed with the AFM as of March 16, 2020.  Consists of 1,401,085 ordinary shares. Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings.

(11)

Based solely on the most recent transparency notification filed with the AFM as of March 16, 2020.  Consists of 1,021,451 ordinary shares and 268,750 ADSs. Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings.

(12)	Consists of 20,000 shares and 243,978 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2020.
(13)	Consists of 39,029 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2020.
(14)	Consists of 45,554 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2020.
(15)	Consists of 30,416 shares and 4,444 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2020.
(16)	Consists of 29,444 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2020.
(17)	Consists of 29,444 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2020.
(18)	Consists of 19,444 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2020.
(19)	Consists of 13,611 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2020.
(20)	Consists of 140,423 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2020.
(21)	Consists of 55,555 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2020.
(22)	Consists of 55,910 shares and 407,800 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2020.
(23)	Consists of 55,556 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2020.
(24)	Consists of 34,211 shares issuable upon the exerc.ise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2020
(25)	Consists of 76,066 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2020.

Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our shares have different voting rights from other holders of shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of March 16, 2020, we had one holder of record of our ADSs in the United States, which is Cede & Co., the nominee of The Depository Trust Company. This shareholder held in the aggregate 53.8% of the 42,791,076 ordinary shares outstanding as of March 16, 2020. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees. As of March 16, 2020, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 78% of our outstanding ordinary shares were held in the United States by approximately 177 institutional holders of record.

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

Agreements with Our Executive Management

We have entered into a management agreement with Tim Van Hauwermeiren as our chief executive officer. The chief executive officer is our sole executive director. The key terms of his agreement are as follows:

Tim Van Hauwermeiren
Base salary	€525,000
Cash bonus	maximum 55% of base salary based
on previously determined bonus
targets established by the
non‑executive directors
Pension contributions(1)	€21,532
Duration	Indefinite

(1)	Amounts shown represent pension contributions paid during the year‑ended December 31, 2019.

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

Eric Castaldi, our Chief Financial Officer, has an employment contract with our subsidiary, argenx BV, for an indefinite term. His employment contract may be terminated at any time by us, subject to a notice period and a severance payment of at least 12 months.

Keith Woods, our Chief Operating Officer, has an employment contract with our subsidiary, argenx US Inc., for an indefinite term. His employment contract may be terminated at any time by us, subject to a notice period and a severance payment of at least 12 months.

Wim Parys, our Chief Medical Officer, has an employment contract with our subsidiary argenx BV, for an indef-inite term. His employment contract may be terminated at any time by us, subject to a notice period and a sev-erance payment of at least 12 months.

Hans de Haard, our Chief Scientific Officer, has an employment contract with our subsidiary, argenx BV, for an indefinite term. His employment contract may be terminated at any time by us, subject to a notice period and a severance payment of at least 12 months.

Arjen Lemmen, our VP Corporate Development & Strategy, has an employment contract with our subsidiary, argenx BV, for an indefinite term. His employment contract may be terminated at any time by us, subject to a notice period and a severance payment of at least 12 months.

Dirk Beeusaert, our General Counsel, has an employment contract with our subsidiary, argenx BV, for an indefinite term. His employment contract may be terminated at any time by us, subject to a notice period and a sev-erance payment of at least 12 months.

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

Transactions with Related Companies

Agreement with FairJourney Biologics LDA

FairJourney Biologics LDA, or FairJourney, is a fee‑for‑service company focused on antibody discovery and engineering services. FairJourney was founded in 2012 and, as compensation for their support with the formation of FairJourney, our chief executive officer and executive director Tim Van Hauwermeiren acquired shares representing 5% of the equity securities of FairJourney, and our chief scientific officer, Hans de Haard, acquired shares representing 20% of the equity securities of FairJourney. In July 2012, we entered into a license and exclusive option agreement with FairJourney, pursuant to which we granted FairJourney a worldwide, non‑exclusive license to our SIMPLE AntibodyTM Platform to develop, manufacture and commercialize SIMPLE Antibodies to certain targets selected by FairJourney. Under the terms of the agreement, once FairJourney has advanced a product candidate discovered under the agreement to near proof‑of‑concept stage, we have the option to acquire patent rights generated by FairJourney specific to such product candidate along with a non‑exclusive license to additional FairJourney intellectual property useful for further development, manufacture, or commercialization of the product candidate. Upon exercising this option, we must pay FairJourney an option fee equal to two times the expenses incurred by FairJourney for advancing such product candidate through the option exercise date, and we are required to pay a specified royalty in the mid‑single digits on any sub‑licensing revenue received by us for such product candidate. Alternatively, if we elect not to exercise the option, FairJourney is required to pay us a specified royalty in the mid‑single digits on any sub‑licensing revenue received by FairJourney for such product candidate. In connection with the agreement, we acquired shares of FairJourney representing 15% of the fully‑diluted equity securities of FairJourney at the time of issuance. In December 2017, the company and executive director Tim Van Hauwermeiren sold their respective shareholding in FairJourney Biologics LDA, and thus FairJourney Biologics LDA is no longer a related company. In January 2020, the stake held by Hans de Haard in FairJourney was sold. This means that at the date of this annual report, FairJourney LDA no longer qualifies as related party.

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

B.      SIGNIFICANT CHANGES

Please see Note 33 to our consolidated financial statements included elsewhere in this Annual Report for details regarding events subsequent to the reporting period.

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

B.      MEMORANDUM AND ARTICLES OF ASSOCIATION

The information set forth in our Registration Statement on Form F-3ASR (File No. 333-225370), automatically effective upon filing with the SEC on June 1, 2018, under the heading “Description of Share Capital” as supplemented by the section titled “Description of Share Capital” in the final prospectus supplement on Form 424(b)(5) dated November 6, 2019 filed with the SEC on November 8, 2019 is incorporated herein by reference.

C.      MATERIAL CONTRACTS

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

Passive Foreign Investment Company Considerations.  If we are classified as a passive foreign investment company, or PFIC, for any taxable year, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

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

Whether we are a PFIC for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares and ADSs, which is likely to fluctuate after a public offering. Based on the foregoing, we do not anticipate that we will be a PFIC for the 2019 taxable year based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, however, as previously mentioned, we cannot provide any assurances regarding our PFIC status for the current or any prior or future taxable years.

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

This summary does not purport to address all tax consequences of the ownership and disposal of ADSs, and does not take into account the specific circumstances of particular investors, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ADSs as a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. This summary does not address the local taxes that may be due in connection with an investment in shares, other than the local surcharges which generally vary between 0% and 9% of the investor’s income tax liability in Belgium.

In addition to the assumptions mentioned above, it is also assumed in this discussion that for purposes of the domestic Belgian tax legislation, the owners of ADSs will be treated as the owners of the ordinary shares represented by such ADSs. However, this assumption has not been confirmed by or verified with the Belgian Tax Authorities.

Investors should consult their own advisors regarding the tax consequences of an investment in the ADSs in light of their particular situation, including the effect of any state, local or other national laws, treaties and regulatory interpretations thereof.

For the purposes of this summary, a resident investor is:

•

an individual subject to Belgian personal income tax, i.e. (i) an individual having its domicile in Belgium, (ii) when not having its domicile in Belgium, an individual having its seat of wealth in Belgium, or (iii) an individual assimilated to a resident for purposes of Belgian tax law;

•

a company (as defined by Belgian tax law) subject to Belgian corporate income tax, i.e. a corporate entity having its principal establishment, administrative seat or effective place of management in Belgium (and that is not excluded from the scope of the Belgian corporate income tax). A company having its registered seat in Belgium shall be presumed, unless the contrary is proved, to have its principal establishment, administrative seat or effective place of management in Belgium; or

•

a legal entity subject to the Belgian tax on legal entities, i.e. a legal entity other than a company subject to Belgian corporate income tax having its principal establishment, administrative seat or effective place of management in Belgium.

A non-resident investor is any individual, company or legal entity that does not fall in any of the three previous classes.

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

Belgian Resident Individuals

For Belgian resident individuals who acquire and hold ADSs as a private investment, the Belgian dividend withholding tax fully discharges their personal income tax liability. They may nevertheless need to report the dividends in their personal income tax return if no intermediary established in Belgium was in any way involved in the processing of the payment of the non-Belgian sourced dividends. Moreover, even if an intermediary established in Belgium was involved, they can opt to report the income in their personal income tax return. If (and only if) the dividends are reported, they will normally be eligible for a tax exemption with respect to ordinary dividends in an amount of up to €800 per year and per taxpayer (Article 21, first subsection, 14°, of the Belgian Income Tax Code ("ITC")). For the avoidance of doubt, all reported dividends (not only dividends distributed on our ADSs) are taken into account to assess whether the said maximum amount is reached.

Where the beneficiary needs or, as applicable, opts to report them, dividends will normally be taxable at the lower of the generally applicable 30% Belgian withholding tax rate on dividends or, in case globalization is more advantageous, at the progressive personal income tax rates applicable to the taxpayer’s overall declared income. In addition, if the dividends are reported, the Belgian dividend withholding tax levied at source may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the personal income tax due, provided that the dividend distribution does not result in a reduction in value of or a capital loss on our

ADSs. The latter condition is not applicable if the individual can demonstrate that it has held ADSs in full legal ownership for an uninterrupted period of 12 months prior to the payment or attribution of the dividends.

For Belgian resident individual investors who acquire and hold the ADSs for professional purposes, the Belgian withholding tax does not fully discharge their Belgian income tax liability. Dividends received must be reported by the investor and will, in such a case, be taxable at the investor’s personal income tax rate increased with local surcharges. Belgian withholding tax levied may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the income tax due, subject to two conditions: (i) the taxpayer must own the ADSs in full legal ownership on the dividend record date and (ii) the dividend distribution may not result in a reduction in value of or a capital loss on the ADSs. The latter condition is not applicable if the investor can demonstrate that it has held the full legal ownership of the ADSs for an uninterrupted period of 12 months prior to the payment or attribution of the dividends.

Belgian Resident Companies

Dividends received by Belgian resident companies are exempt from Belgian withholding tax provided that the investor satisfies the identification requirements in Article 117, par. 11 of the Royal Decree implementing the ITC.

For Belgian resident companies, the gross dividend income (after deduction of any non-Belgian withholding tax but including any Belgian withholding tax) must be declared in the corporate income tax return and will be subject to a corporate income tax rate of 29.58% (including a 2% crisis surcharge), except that a reduced corporate income tax rate of 20.4% (including a 2% crisis surcharge) applies to small companies and medium sized enterprises (as defined by Article 1:24, §1 to §6 of the Belgian Code on Companies and Associations) on the first €100,000 of taxable profits (subject to certain conditions). As of assessment year 2021 linked to a tax year starting on or after January 1, 2020, the standard corporate income tax rate is 25%, and the reduced rate is 20%.

Belgian resident companies can generally (although subject to certain limitations) deduct 100% of the gross dividend received from their taxable income, or the Dividend Received Deduction, provided that at the time of a dividend payment or attribution: (i) the Belgian resident company holds ADSs representing at least 10% of our share capital or a participation with an acquisition value of at least €2,500,000 (it being understood that only one out of the two tests must be satisfied); (ii) the shares representing our share capital have been or will be held in full ownership for an uninterrupted period of at least one year; and (iii) the conditions described in Article 203 of the ITC (relating to the taxation of the underlying distributed income and the absence of abuse), or the Article 203 of the ITC Taxation Condition, are met, or together, the Conditions for the application of the dividend deceived deduction regime.

Conditions (i) and (ii) above are, in principle, not applicable for dividends received by an investment company within the meaning of art. 2, §1, 5°, f) ITC. The Conditions for the application of the dividend received deduction regime depend on a factual analysis and for this reason the availability of this regime should be verified upon each dividend distribution.

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

Other Taxable Legal Entities

For taxpayers subject to the Belgian income tax on legal entities, the Belgian dividend withholding tax in principle fully discharges their income tax liability. If the dividend is paid outside Belgium without the intervention of a Belgian paying agent and without the deduction of Belgian withholding tax, the legal entity is in principle required to declare and pay the 30% withholding tax to the Belgian tax authorities.

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

If the Article 203 ITC Taxation Condition is not satisfied or the participation condition is not met, the capital gains are taxable at the standard corporate tax rate (of 29.58% currently and of 25% as of assessment year 2021 linked to a tax year starting on or after January 1, 2020), unless the reduced corporate income tax rate on the first €100,000 of taxable profits (see above) applies.

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

Capital gains realized by non-resident individuals or non-resident companies upon the redemption of ADSs or upon our liquidation will, in principle, be subject to the same taxation regime as dividends.

.

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

Foreign Exchange Risk

We undertake transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Our functional currency is the euro and the majority of our operating expenses are paid in euros, but we also receive payments from our main business partners, Janssen and AbbVie, in U.S. dollars and we regularly acquire services, consumables and materials in U.S. dollars, Swiss Francs, British Pounds and Japanese Yens.

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

For more information about our exposure to market risk and how we manage this risk, please see “Note 27—Financial instruments and financial risk management” in our consolidated financial statements appended to this annual report.

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

ITEM 15.     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2019. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Based upon our evaluation, as of December 31, 2019, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), are (i) effective at the level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective at the level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed, under the supervision of our Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS, as issued by the IASB.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly, reflect transactions and dispositions of assets, provide reasonable assurance that transactions are recorded in the manner necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are only carried out in accordance with the authorization of our management and directors, and provide reasonable assurance regarding the prevention or timely detection of any unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Moreover, projections of any evaluation of the effectiveness of internal control to future periods are subject to a risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2019 was effective.

The effectiveness of internal control over financial reporting as of December 31, 2019 has been audited by Deloitte Accountants B.V., our independent registered public accounting firm. Their audit report, including their opinion on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this annual report.

Remediation Steps Taken to Address Prior Material Weaknesses

As of December 31, 2018, our management concluded that our internal control over financial reporting was not effective based on COSO. A “material weakness” is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The following is a description of the material weakness previously identified in our internal control over financial reporting: the company commenced the risk assessment process and the design and implementation of updated internal control frameworks for revenues and accounts receivable, other income, expenditure and payables, the financial closing and reporting process and general information technology controls (“GITC”). GITC deficiencies were identified related to the financial reporting system and the scope and conclusion of the service auditors’ reports for the service organizations relied upon by our accounting software. The risk assessment process and the design and implementation of these control frameworks were not completed as of December 31, 2018 primarily as a result of the GITC deficiencies and therefore effective risk assessment and monitoring activities were not implemented as of December 31, 2018.

Management concluded that its risk assessment process for the areas described above, did not adequately assess risk at an appropriate level of detail contemplating the GITC deficiencies to allow for (i) the design of controls with the appropriate precision and responsiveness to address those risks, (ii) the design of controls to validate the completeness and accuracy of data and financial reports generated by the affected financial reporting system and used in the performance of controls over the determination of significant estimates, accounting transactions and disclosures, (iii) the timely and effective implementation of controls, including evidence of operating effectiveness, and (iv) effective monitoring of the controls.

Accordingly, a reasonable possibility existed that a material misstatement of the company’s annual or interim financial statements would not have been prevented or detected on a timely basis by the company’s internal control. Management, including our CEO and CFO, concluded that internal controls over financial reporting was not effective as of December 31, 2018.

We remediated the material weaknesses by taking the following actions:

•	hired a full-time Internal Controls Manager to lead the monitoring and testing of internal controls over financial reporting;
•

developed enhanced controls related to database administrator access with a specific focus on systems supporting our financial reporting processes and increased the frequency of user access review controls on privileged users;

•	implemented an improvement plan together with our external information technology service provider; and
•	enhanced the level of precision of our risk assessments andimproved quarterly reporting on the material weaknesses remediation status to the Audit Committee.

In addition, our remediation was designed and implemented to address the GITC deficiencies related to the financial reporting system and the scope and conclusion of the service auditors’ reports for the service organizations relied upon by argenx’s accounting software. The remediated controls have been tested by management and concluded to be designed and operating effectively. Management believes that as of December 31, 2019, the remediation actions implemented during 2019 effectively remediated the material weaknesses.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Accountants B.V. has served as our independent registered public accounting firm for 2018 and 2019. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
Fees	2019	2018
	in thousands of €
Audit Fees	€730	€648
Audit‑Related Fees	159	143
Tax Fees	—	—
All Other Fees	—	—
Total	€889	€791

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountants provide, such as consents and assistance with and review of documents filed with the SEC.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. In 2019 and 2018, “Audit-Related Fees” also include fees billed for assurance and audit-related services regarding our public offerings on Nasdaq.

“Tax Fees” are the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.

“All Other Fees” are any additional amounts billed for products and services provided by the principal accountant. No other fees were paid to Deloitte Accountants B.V. for the fiscal years ended December 31, 2019 and 2018.

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

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

Not applicable.

ITEM 18.     FINANCIAL STATEMENTS

See pages F-1 through F-48 of this annual report.

ITEM 19.     EXHIBITS

The Exhibits listed in the Exhibit Index at the end of this annual report are filed as Exhibits to this annual report.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date (mm/dd/yyyy)

1.1	Articles of Association (English translation), as amended	Form F-1/A	333-217417	3.1	05/04/2017

1.2	Rules for the Board of Directors	Form F-1	333-217417	3.2	04/21/2017

2.1	Form of Deposit Agreement	Form F-1/A	333-217417	4.1	05/16/2017

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)

2.3#	Description of Share Capital

4.1	Leases dated April 1, 2016 between argenx BVBA and Bio-Incubator Gent 2 NV	Form F-1	333-217417	10.1	04/21/2017

4.2**	Patent License Agreement, dated February 15, 2012, between the registrant and The Board of Regents of the University of Texas System, as amended	Form F-1	333-217417	10.2	04/21/2017

4.3†	Form of Indemnification Agreement between the registrant and each of its executive officers and directors	Form F-1	333-217417	10.3	04/21/2017

4.4†	argenx option plan and form of option agreement and notice of option grant thereunder	Form F-1	333-221984	10.4	12/11/2017

4.5**	Collaboration License Agreement, dated December 2, 2018, between the registrant, argenx BVBA and Cilag GmbH International	Form 20-F	001-38097	4.5	03/26/2019

4.6	Investment Agreement, dated December 2, 2018, between the registrant and Johnson & Johnson Innovation – JJDC, Inc.	Form 20-F	001-38097	4.6	03/26/2019

8.1	List of subsidiaries of the registrant	Form F-1	333-221984	21.1	12/11/2017

12.1#	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2#	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1#	Consent of Deloitte Accountants B.V.

101.INS#	XBRL Instance Document

101.SCH#	XBRL Taxonomy Extension Schema Document

101.CAL#	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF#	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB#	XBRL Taxonomy Extension Label Linkbase Document

101.PRE#	XBRL Taxonomy Extension Presentation Linkbase Document

#	Filed herewith.

*	Furnished herewith.

†	Indicates a management contract or any compensatory plan, contract or arrangement.

**	Confidential treatment status has been granted as to certain portions thereto, which portions are omitted and filed separately with the U.S. Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 31, 2020

ARGENX SE

By:	/s/ Tim Van Hauwermeiren
	Name:	Tim Van Hauwermeiren
	Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of argenx SE

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of argenx SE and subsidiaries (the "Company") as of December 31, 2019, 2018 and 2017, the related consolidated statements of profit and loss and other comprehensive income, cash flows, and changes in equity, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2020, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Emphasis of a Matter

As discussed in Note 33 to the financial statements, the Company has described the potential effects of the coronavirus disease 2019 (COVID-19) on the operations of the business. Our opinion is not modified in respect of this matter.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue and Deferred Revenue - Determination of appropriate accounting of the global collaboration and license agreement - Refer to Note 17 to the financial statements

Critical Audit Matter Description

The Company recognized revenue of EUR 21.6 million on the basis of costs incurred and deferred revenue of EUR 289 million related to a global collaboration and license agreement entered into with Cilag AG, an affiliate of Johnson & Johnson as of and for the year ended December 31, 2019. The Company received USD 500 million as upfront payment for this collaboration and license agreement, consisting of USD 300 million upfront cash payment for the collaboration and license agreement and USD 200 million as equity investment in the Company.

The Company’s collaboration and license agreement has been determined as representing a single distinct performance obligation, due to the highly interdependent and interrelated nature of the development, manufacturing, and commercialization of the Licensed Compounds and Licensed Products. Fulfillment of the performance obligation occurs throughout the development, manufacturing, and commercialization phases of the Licensed Compounds and Licensed Products.

The Company recognizes the consideration received as deferred revenue and subsequently recognizes revenue over the contract term (“over time”) based on a research and development (“R&D”) cost input model using a percentage-of-completion method, whereby actual R&D cost incurred as part of the Company’s performance obligation is compared to the total expected R&D cost needed to satisfy the performance obligation at measurement date.

In determining the appropriate accounting treatment, the Company identified multiple performance obligations and concluded the license is not distinct from the promise to provide R&D services in the context of the contract.  Given the subjective nature of this judgement and the potential impact on the revenue to be recognized, we identified the evaluation as to whether any promises or services described in the collaboration agreement should be considered as a distinct performance obligation in the context of the contract as a critical audit matter.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures for the accounting of the collaboration and license agreement included the following, among others:

•	We tested the controls over the appropriateness of the accounting of the global collaboration and license agreement, including the review by management of the appropriate accounting treatment.
•	We read the global collaboration and license agreement and evaluated whether management’s accounting position considered all relevant facts and terms included in the agreement.
•

We further evaluated management’s accounting position paper and evaluated management’s conclusions to determine whether they had appropriately considered and applied the guidance and interpretation within IFRS 15.

•	We have consulted with financial reporting experts on the critical judgements and the accounting treatment of the global collaboration and license agreement.
•	We tested the mathematical accuracy of the deferred revenue position based on the revenue recognized and the total deferred revenue at inception of the contract.

Trade and Other Payables – Research and development cost accruals — Refer to Note 15 to the financial statements

Critical Audit Matter Description

The Company recognized costs of EUR 44.0 million, as specified in Note 15 to the financial statements, incurred for clinical trial activities as research and development expenses based on evaluation of its vendors’ progress toward completion of specific tasks. Payment timing may differ significantly from the period in which the costs are recognized as expense, resulting in Research and development cost accruals recognized within Trade and Other Payables in the Statement of Financial Position.

Quantification of the research progress and the translation of the progress to the Research and development cost accruals requires judgment, because the progress is not directly observable. In estimating the vendors’ progress toward completion of specific tasks, the Company therefore uses data such as patient enrollment, clinical site activations and vendor information of actual costs incurred.  This data is obtained through reports from or discussions with Company personnel and outside service providers as to the progress or state of completion of trials, or the completion of services.  Costs are expensed over the service period the services are provided. Costs for services provided that have not yet been paid are recognized as accruals.  R&D cost accruals directly impact the revenue recognized, given the Company records revenue based on the percentage of completion method.

We identified the Research and development cost accruals as a critical audit matter due to the number of ongoing clinical trial activities and the subjectivity involved in estimating Research and development cost accruals and as auditing the Research and development cost accruals involves judgement in evaluating the progress of the research and development activities relative to the costs incurred.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Research and development cost accruals included the following, among others:

•

We tested controls over the appropriateness of the recording of the R&D accruals reflecting the progress of the clinical trials, including the monthly review meetings between the finance department and clinical research personnel.

•	We read selected research and collaboration agreements, as well as amendments thereto, to evaluate whether the progress of the clinical trials reflects all relevant contractual elements.
•

We considered publicly available information (such as press releases and investor presentations) and board of directors’ materials regarding the status of clinical trial activities and compared this information to the judgements applied in recording the accruals and prepaid expenses.

•	For a selection of contracts, we compared the amount of accrual at the end of the prior period to current year activity and evaluated the accuracy of the Company’s estimation methodology.
•	We performed confirmation procedures related to the progress of the projects for significant vendors to test the R&D cost input model.
•	We made selections of specific amounts recognized as R&D expense as well as those recognized as accrued expenses and performed the following procedures:
o	Evaluated management’s estimate of the vendor’s progress based on inquiries with Company clinical operations personnel.
o	Reconciled the related statement of work, purchase order, or other supporting documentation to management’s estimate (such as communications between the Company and vendors).

/s/ Deloitte Accountants B.V.

Rotterdam, the Netherlands

March 31, 2020

We have served as the Company’s auditor since 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of argenx SE

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of argenx SE and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019 of the Company and our report dated March 31, 2020, expressed an unqualified opinion on those financial statements and included an emphasis of matter regarding the potential effects of the coronavirus disease 2019 (COVID-19) on the operations of the Company.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying item 15 Controls and Procedures. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte Accountants B.V.

Rotterdam, the Netherlands

March 31, 2020

ARGENX SE

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
		December 31,
(in thousands of €)	Note	2019	2018	2017
ASSETS
Current assets
Cash and cash equivalents	11	€331,282	€281,040	€190,867
Restricted cash — current	8	—	1,692	1,692
Research and development incentive receivables — current	7	261	301	158
Financial assets — current	10	1,004,539	283,529	168,907
Prepaid expenses		9,022	2,995	2,338
Trade and other receivables	9	28,115	2,886	2,842
Total current assets		1,373,219	572,443	366,804
Non‑current assets
Restricted cash — non-current	8	630	251	256
Research and development incentive receivables — non-current	7	8,566	4,883	3,033
Other non-current assets		—	—	125
Financial assets — non-current	6	2,596	1	1
Property, plant and equipment	5	8,167	824	676
Intangible assets	4	40,161	56	13
Total non‑current assets		60,120	6,015	4,104
TOTAL ASSETS		€1,433,339	€578,458	€370,908

		As of
		December 31,
(in thousands of €)	Note	2019	2018	2017
EQUITY AND LIABILITIES
Equity	12
Equity attributable to owners of the parent
Share capital		€4,276	€3,597	€3,217
Share premium		1,308,539	673,454	430,518
Accumulated losses		(332,568)	(169,603)	(100,568)
Other reserves		70,499	30,947	11,764
Total equity		€1,050,746	€538,395	€344,931
Non-current liabilities		222,636	7	1,460
Provisions for employee benefits	14	64	7	25
Lease liabilities — non-current		4,540	—	—
Deferred revenue — non-current	17	218,032	—	1,435
Current liabilities		159,957	40,056	24,517
Lease liabilities — current		1,974	—	—
Trade and other payables	15	85,301	37,072	15,285
Tax liabilities	16	344	823	597
Deferred revenue — current	17	72,338	2,161	8,635
Total liabilities		€382,593	€40,063	€25,977
TOTAL EQUITY AND LIABILITIES		€1,433,339	€578,458	€370,908

The notes are an integral part of these consolidated financial statements.

ARGENX SE

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS AND OTHER COMPREHENSIVE INCOME

		Year Ended
		December 31,
(in thousands of € except for shares and EPS)	Note	2019	2018	2017
Revenue	17, 19	€69,783	€21,482	€36,415
Other operating income	18	12,801	7,749	4,841
Total operating income		82,584	29,231	41,256
Research and development expenses	20	(197,665)	(83,609)	(51,740)
Selling, general and administrative expenses	21	(64,569)	(27,471)	(12,448)
Change in fair value on financials assets	6	1,096	—	—
Operating loss		€(178,554)	€(81,849)	€(22,932)
Financial income	24	14,399	3,694	1,250
Financial expense	24	(124)	—	—
Exchange gains/(losses)	24	6,066	12,308	(5,797)
Loss before taxes		€(158,213)	€(65,847)	€(27,479)
Income tax expense	25	€(4,752)	€(794)	€(597)
Loss for the year and total comprehensive loss		€(162,965)	€(66,641)	€(28,076)
Loss for the year and total comprehensive loss attributable to:
Owners of the parent		€(162,965)	€(66,641)	€(28,076)
Weighted average number of shares outstanding		38,619,121	33,419,356	24,609,536
Basic and diluted loss per share (in €)	26	(4.22)	(1.99)	(1.14)

The notes are an integral part of these consolidated financial statements.

ARGENX SE

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended
		December 31,
(in thousands of €)	Note	2019	2018	2017
CASH FLOWS (USED IN) / FROM OPERATING ACTIVITIES
Operating result		€(178,554)	€(81,849)	€(22,932)
Adjustments for non-cash items
Amortization of intangible assets	4	38	19	10
Depreciation of property, plant and equipment	5	2,128	474	425
Loss on disposal of fixed assets		—	—	11
Provisions for employee benefits	14	57	(18)	24
Expense recognized in respect of share-based payments	13	39,552	19,183	4,268
Fair value gains on financial assets at fair value through profit or loss	6	(1,096)	—	—
		€(137,875)	€(62,191)	€(18,195)
Movements in current assets/liabilities
(Increase)/decrease in trade and other receivables	10	(22,965)	(44)	(122)
(Increase)/decrease in other current assets		(5,170)	(800)	(1,093)
Increase/(decrease) in trade and other payables	15	47,995	21,784	3,094
Increase/(decrease) in deferred revenue – current	17	62,106	(8,868)	(11,501)
Movements in non-current assets/liabilities
(Increase)/decrease in other non‑current assets		(5,560)	(1,720)	(94)
(Increase)/decrease in deferred revenue – non-current	17	200,533	(1,435)	(8,635)

Cash flows (used in)/from operating activities		139,064	(53,274)	(36,546)

Interest paid		(124)	—	—
Income taxes paid		(4,356)	(565)	—

NET CASH FLOWS (USED IN) / FROM OPERATING ACTIVITIES		€134,584	€(53,839)	€(36,546)
CASH FLOWS (USED IN) / FROM INVESTING ACTIVITIES
Purchase of intangible assets	4	(40,143)	(62)	(6)
Purchase of property, plant and equipment	5	(1,604)	(622)	(345)
(Increase)/decrease in financial assets – current	10	(708,060)	(108,229)	(162,076)
Interest received		5,469	1,371	375
NET CASH FLOWS (USED IN) / FROM INVESTING ACTIVITIES		€(744,338)	€(107,542)	€(162,052)
CASH FLOWS (USED IN) / FROM FINANCING ACTIVITIES
Principal elements of lease payments	23	(1,353)	—	—
Proceeds from issue of new shares, gross amount	12	678,936	255,721	327,700
Issue costs paid	12	(22,999)	(14,655)	(23,015)
Exchange gain from currency conversion on proceeds from issue of new shares		—	1,354	—
Proceeds from exercise of stock options	12	4,775	2,251	679
NET CASH FLOWS (USED IN) / FROM FINANCING ACTIVITIES		€659,359	€244,671	€305,365
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS		€49,605	€83,290	€106,767
Cash and cash equivalents at the beginning of the period		€281,040	€190,867	€89,897
Exchange gains/(losses) on cash & cash equivalents		€637	€6,883	€(5,797)
Cash and cash equivalents at the end of the period		€331,282	€281,040	€190,867

The notes are an integral part of these consolidated financial statements.

ARGENX SE

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the parent
					Total
					equity
					attributable
					to owners
	Share	Share	Accumulated	Other	of the	Total
(in thousands of €)	capital	premium	losses	reserves	parent	equity
Balance at January 1, 2017	€2,012	€126,358	€(72,492)	€7,496	€63,374	€63,374

Total comprehensive loss of the period			(28,076)		(28,076)	(28,076)
Share-based payment				4,268	4,268	4,268
Issue of share capital	1,185	326,515			327,700	327,700
Transaction costs for equity issue		(23,015)			(23,015)	(23,015)
Exercise of stock options	19	660			679	679
Balance year ended December 31, 2017	€3,216	€430,518	€(100,568)	€11,764	€344,931	€344,931

Adoption of IFRS 15 (modified retrospective approach)			(2,395)		(2,395)	(2,395)
Restated total equity at January 1, 2018	€3,216	€430,518	€(102,962)	€11,764	€342,536	€342,536
Total comprehensive loss of the period			(66,641)		(66,641)	(66,641)
Share-based payment				19,183	19,183	19,183
Issue of share capital	347	255,374			255,721	255,721
Transaction costs for equity issue		(14,655)			(14,655)	(14,655)
Exercise of stock options	34	2,217			2,251	2,251
Balance year ended December 31, 2018	€3,597	€673,454	€(169,603)	€30,947	€538,395	€538,395

Total comprehensive loss of the period			(162,965)		(162,965)	(162,965)
Share-based payment				39,552	39,552	39,552
Issue of new shares	637	678,299			678,936	678,936
Transaction costs for equity issue		(22,999)			(22,999)	(22,999)
Accounting treatment of the share subscription agreement		(24,948)			(24,948)	(24,948)
Exercise of stock options	42	4,733			4,775	4,775
Balance year ended December 31, 2019	€4,276	€1,308,539	€(332,568)	€70,499	€1,050,746	€1,050,746

Please refer to note 12 for more information on the share capital and movement in number of shares. See also note 13 for more information on the share-based payments.

The notes are an integral part of these consolidated financial statements.

ARGENX SE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General information about the company

argenx SE is a Dutch European public company with limited liability incorporated under the laws of the Netherlands. The company (COC 24435214) has its official seat in Rotterdam, the Netherlands, and its registered office is at Willemstraat 5, 4811 AH, Breda, the Netherlands. An overview of the company and its subsidiaries (the Company) are described in note 32.

argenx SE is a publicly traded company with ordinary shares listed on Euronext Brussels under the symbol “ARGX” since July 2014 and with American Depositary Shares listed on Nasdaq under the symbol “ARGX” since May 2017.

2. Significant accounting policies

The significant Company’s accounting policies are summarized below.

2.1         Statement of compliance and basis of preparation

The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and the interpretations issued by the IASB’s International Financial Reporting Interpretation Committee. The consolidated financial statements provide a general overview of the Company’s activities and the results achieved. They present fairly the entity’s financial position, its financial performance and cash flows, on a going concern basis. The accounting policies described in Note 2 to our consolidated financial statements have been applied in preparing the consolidated financial statements as of and for the year ended December 31, 2019 and for the comparative information as of and for the years ended December 31, 2018 and 2017.

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

The consolidated financial statements have been approved for issue by the Company’s Board of Directors (the Board) on March 31, 2020.

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

All inter-company transactions and unrealized gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

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

Financial statements of foreign entities

For foreign entities using a different functional currency than the euro:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that statement of financial position.
•

income and expenses for each statement presenting profit or loss and other comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

•	all resulting exchange differences are recognised in other comprehensive income.

2.4         Intangible assets

2.4.1 Internally generated intangible assets

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

2.4.2 Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight‑line basis over their estimated useful lives which are disclosed in note 4. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

Payments for acquired in-process research and development projects obtained through in-licensing arrangements, business combinations and separate asset purchases are capitalized as intangible assets provided that they are separately identifiable, controlled by the Company and expected to provide future economic benefits. As the probability criterion in IAS 38 is always considered to be satisfied for separately acquired research and development assets and the amount of the payments is determinable, upfront and milestone payments to third parties for pharmaceutical products or compounds for which regulatory marketing approval has not yet been obtained are recognized as intangible assets, and amortized on a straight line basis over their useful lives beginning when the underlying drug candidate is approved and launched commercially, or expensed immediately if development of the drug candidate is abandoned.

2.4.3 Derecognition of intangible assets

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

2.6         Leases

As explained in note 2.22 below, the Company has changed its accounting policy for leases where the Company is the lessee.

Until December 31, 2018, leases of property, plant and equipment where the Company, as lessee, had substantially all the risks and rewards of ownership were classified as finance leases. Finance leases were capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, were included in other short-term and long-term payables. Each lease payment was allocated between the liability and finance cost. The finance cost was charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases was depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Company will obtain ownership at the end of the lease term.

Leases in which a significant portion of the risks and rewards of ownership were not transferred to the Company as lessee were classified as operating leases. Operating lease payments were recognized as an expense on a straight‑line basis over the lease term, except where another systematic basis was more representative of the time pattern in which economic benefits from the leased asset are consumed.

As from January 1, 2019, the Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognises a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Company recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the lessee uses its incremental borrowing rate. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The lease liability is presented as a separate line in the consolidated statement of financial position.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The right-of-use assets are presented in the statement of financial position under the caption “Property, plant and equipment”.

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

2.8         Financial assets: investments

(i) Classification

The Company classifies its financial assets in the following measurement categories: those to be measured subsequently at fair value through profit or loss (FVTPL) and those to be measured at amortized cost. The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

Regular purchases and sales of financial assets are recognized on the trade date – the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. For assets measured at fair value, gains and losses will be recorded in profit or loss.

(ii) Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss.

The Company subsequently measures all equity investments at fair value. Dividends from such investments continue to be recognized in profit or loss as financial income when the Company’s right to receive payments is established. Changes in the fair value of financial assets at FVPL are recognized in financial income/expenses in the statement of profit or loss. The fair value of listed investments is based on current market prices. If the market for a financial asset is not active (and for unlisted securities), the Company establishes fair value by using valuation techniques.

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

Trade receivables are recognized initially at their transaction price and are subsequently measured at amortized cost using the effective interest rate method, less provision for expected credit losses. For determining the expected credit losses, the Company applies the simplified approach permitted by IFRS 9, which requires lifetime losses to be recognized from initial recognition of the receivables.

2.10       Research and development incentive receivables

Since the Company carries out extensive research and development activities, it benefits from a research and development incentive tax scheme in Belgium under which the research and development incentives can be refunded after five years if not offset against future income tax expense. These research and development incentives generally aim to partly reimburse expenditures incurred in our research and development efforts and are credited to the statement of profit or loss under the line “Other operating income” when the relevant expenditure has been incurred and there is a reasonable assurance that the research and development incentives are receivable.

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

The Company has never distributed any dividends to its shareholders. As of December 31, 2019, no profits were available for distribution.

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

The Belgian defined contribution pension plans are by law subject to minimum guaranteed rates of return, historically 3.25% on employer contributions and 3.75% on employee contributions. These rates have been modified by the law of December 18, 2015 and effective for contribution paid as from 2016 to a new variable minimum return based on the OLO (‘Obligation Lineaire Obligaties’—Belgian Government Bond) rates, with a minimum of 1.75% and a maximum of 3.75%. Hence, from 2016 onwards, these plans are accounted for as defined benefit plans (see note 14).

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

2.17       Share‑based payments

Equity‑settled share‑based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity‑settled share‑based transactions are set out in note 13.

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

2.20       Revenue and other operating income recognition

Collaborations

The Company adopted IFRS 15 on January 1, 2018. The Company elected the modified retrospective approach for the transition, which foresees that prior period figures remain as reported under the previous standard

IAS 18, and the cumulative effect of applying IFRS 15 is recognized as an adjustment to the opening balance of equity as at the date of initial application (i.e., the beginning of the year 2018). In previous reporting periods, milestone payments were recognized under IAS 18 based upon the achievement of the milestone event, whereas under IFRS 15, the milestone payment is linked to a single performance obligation over the estimated service period. The revenue recognition of the upfront payments was not impacted by the transition from IAS 18 to IFRS 15.

The cumulative effect of adopting IFRS 15 to the consolidated statement of financial position as of January 1, 2018 was as follows:

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

2. Identify performance obligations

The Company has assessed that there is one single performance obligation in our material ongoing license and collaboration arrangements, being the transfer of a license combined with performance of research and development services.

This is because we consider that the performance obligations cannot be distinct in the context of the contract as the license has no stand-alone value without the Company being further involved in the research and development collaboration and that there is interdependence between the license and the research and development services to be provided. We estimate that the Company’s activities during the collaboration are going to significantly add to Intellectual Property and thereby the value of the programs.

3. Determine the transaction price

We have analyzed the transaction prices of our material ongoing license and collaboration arrangements currently composed of upfront payments, milestone payments and research and development service fees being delivered. Any variable consideration, such as development milestone payments that are promised in exchange for development services or the license of IP, is only included in the transaction price as from the moment the achievement of the related milestone event is highly probable (usually at the time of achievement of the milestone event). At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and, if necessary, adjusts the estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment. The Company’s collaborators may be required to pay the Company sales-based milestone payments or royalties on future sales of commercial products.  The Company recognizes revenues related to sales-based milestone and royalty payments upon the later to occur of (i) achievement of the collaborator’s underlying sales or (ii) satisfaction of any performance obligation(s) related to these sales, in each case assuming the license to the Company’s intellectual property is deemed to be the predominant item to which the sales-based milestones and/or royalties relate.

4. Allocate the transaction price

In principle, an entity shall allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis. However, the transaction price of certain of our arrangements is allocated to a single performance obligation since the transfer of a license is considered to be combined with performance of research and development services.

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

2.22       Adoption of new and revised standards

New accounting policies and disclosures for 2019

The following new standard is mandatory for the first time for the financial year beginning on or after January 1, 2019:

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

The Company has adopted IFRS 16 on January 1, 2019. The Company elected to apply the modified retrospective approach for the transition, which foresees that prior period figures remain as reported under the previous standard IAS 17, and the cumulative effect of applying IFRS 16 is recognized as an adjustment to the opening balance of equity as of the date of initial application (i.e., the beginning of the year 2019). On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under IAS 17. These liabilities were measured at the present value of the remaining lease payments and discounted using the Company’s incremental borrowing rate as of January 1, 2019. The Company’s weighted average incremental borrowing rate applied to these lease liabilities on January 1, 2019 was 1.32%.

The differences between our total operating lease commitments as reported in note 5.7 of our consolidated financial statements of December 31, 2018 and the total lease liabilities recognized in our statement of financial position as at January 1, 2019 are summarized below:

(in thousands of €)

Operating lease commitments disclosed as at December 31, 2018	€3,004

Less: discounting effect using the lessee's incremental borrowing rate of the date of initial application	€(126)
Less: short-term leases recognized on a straight-line basis as expense	€(88)

Lease liability recognized as at January 1, 2019	€2,790
of which are:
Current lease liabilities	€1,078
Non-current lease liabilities	€1,712

The cumulative effect of adopting IFRS 16 to the consolidated statement of financial position as of January 1, 2019 is as follows:

(in thousands of €)

Property, plant and equipment (right-of-use assets)	€2,790
Effect on total assets	€2,790

Lease liabilities (current and non-current)	€2,790
Effect on total equity and liabilities	€2,790

The adoption of IFRS 16 does not have a significant impact on the metrics used to measure financial performance. In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
•	reliance on previous assessments on whether leases are onerous;
•	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases; and
•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Company has also elected not to reassess whether a contract is, or contains, a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Company relied on its assessment made applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

■      Other new standards and amendments to standards that are mandatory for the first time for the financial year beginning on or after January 1, 2019 had no material impact on our consolidated financial statements.

New accounting policies and disclosures effective in 2020 or later

The following new standards and amendments to standards have been issued, but are not mandatory for the first time for the financial year beginning January 1, 2019 and have been endorsed by the European Union.

■      Amendments to References to the Conceptual Framework in IFRS Standards (effective 1 January 2020). The revised Conceptual Framework includes a new chapter on measurement; guidance on reporting financial performance; improved definitions and guidance—in particular the definition of a liability; and clarifications in important areas, such as the roles of stewardship, prudence and measurement uncertainty in financial reporting.

These amendments are not expected to have any material impact on our consolidated financial statements.

The following new standards and amendments to standards have been issued, but are not mandatory for the first time for the financial year beginning January 1, 2019 and have not been endorsed by the European Union.

■      Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform (effective 1 January 2020). The amendments require qualitative and quantitative disclosures to enable users of financial statements to understand how an entity’s hedging relationships are affected by the uncertainty arising from interest rate benchmark reform.

These amendments are not expected to have any material impact on our consolidated financial statements.

■      Amendments to the guidance of IFRS 3 Business Combinations, that revises the definition of a business (effective 1 January 2020). The new guidance provides a framework to evaluate when an input and a substantive process are present (including for early stage companies that have not generated outputs). To be a business without outputs, there will now need to be an organised workforce. The changes to the definition of a business will likely result in more acquisitions being accounted for as asset acquisitions across all industries, particularly real estate, pharmaceutical, and oil and gas. Application of the changes would also affect the accounting for disposal transactions.

These amendments are not expected to have any material impact on our consolidated financial statements.

■      Amendments to the definition of material in IAS 1 and IAS 8 (effective 1 January 2020). The amendments clarify the definition of material and make IFRSs more consistent. The amendment clarifies that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information. It also states that an entity assesses materiality in the context of the financial statements as a whole. The amendment also clarifies the meaning of ‘primary users of general purpose financial statements’ to whom those financial statements are directed, by defining them as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need. The amendments are not expected to have a significant impact on the preparation of financial statements.

■      Amendments to IAS 1 regarding the classification of liabilities as current or non-current (effective 1 January 2022). The amendments affect only the presentation of liabilities in the statement of financial position, not the amount or timing of recognition of any asset, liability, income or expense, or the information that entities disclose about those items. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the "right" to defer settlement by at least twelve months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability. They also clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability and they make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are not expected to have a significant impact on the preparation of financial statements.

These amendments are not expected to have any material impact on our consolidated financial statements.

■      IFRS 17 ‘Insurance contracts’ (effective 1 January 2022). This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features.

This standard is not expected to have any material impact on our consolidated financial statements.

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

Critical judgements in applying accounting policies

Revenue recognition

The Company recognized revenue of €21.6 million on the basis of costs incurred and deferred revenue of €289.0 million related to a global collaboration and license agreement entered into with Cilag GmbH International, an affiliate of Janssen as of and for the year ended December 31, 2019. The Company received $500 million as upfront payment for this collaboration and license agreement, consisting of $300 million upfront cash payment for the collaboration and license agreement and $200 million as equity investment in the Company.

The Company’s collaboration and license agreement has been determined as representing a single distinct performance obligation, due to the highly interdependent and interrelated nature of the development, manufacturing, and commercialization of the Licensed Compounds and Licensed Products. Fulfillment of the performance obligation occurs throughout the development, manufacturing, and commercialization phases of the Licensed Compounds and Licensed Products.

The Company recognizes the consideration received as deferred revenue and subsequently recognizes revenue over the contract term (“over time”) based on a research and development cost input model using a percentage of completion method, whereby actual research and development costs incurred as part of the Company’s performance obligation is compared to the total expected research and development costs needed to satisfy the performance obligation at measurement date.

Research and development cost accruals

The Company recognizes costs of €44.0 million, as specified in note 15 to the financial statements, incurred for clinical trial activities and manufacturing of drug products, as research and development expenses based on an evaluation of its vendors’ progress toward completion of specific tasks. Payment timing may differ significantly from the period in which the costs are recognized as expense, resulting in clinical trial accruals recognized within Trade and other payables in the statement of financial position.

Quantification of the research progress and the translation of the progress to these accruals requires judgment, because the progress is not directly observable. In estimating the vendors’ progress toward completion of specific tasks, the Company therefore uses data such as patient enrollment, clinical site activations and vendor information of actual costs incurred. This data is obtained through reports from or discussions with Company personnel and outside service providers as to the progress or state of completion of trials, or the completion of services. Costs are expensed over the service period the services are provided. Costs for services provided that have not yet been paid are recognized as accruals. Research and development cost accruals directly impact the revenue recognized, given the Company records revenue based on the percentage of completion method.

4.         Intangible assets

(in thousands of €)
Opening balance as on January 1, 2017	Intangibles acquired separately	Software licenses	Total
Cost	€—	€93	€93
Accumulated amortization	—	(76)	(76)
Book value at the beginning of the year	—	17	17
Movements
Additions	—	6	6
Amortization	—	(10)	(10)
Balance as on December 31, 2017
Cost	—	99	99
Accumulated amortization	—	(86)	(86)
Book value at year end	—	13	13
Movements
Additions	—	62	62
Cost of disposals	—	(2)	(2)
Amortization	—	(19)	(19)
Accumulated ammortization on disposals	—	2	2
Balance as on December 31, 2018
Cost	—	159	159
Accumulated amortization	—	(103)	(103)
Book value at year end	—	56	56
Movements
Additions	39,881	262	40,143
Amortization	—	(38)	(38)
Balance as on December 31, 2019
Cost	39,881	421	40,302
Accumulated amortization	—	(141)	(141)
Book value at year end	€39,881	€280	€40,161

Intangible assets related to software licenses are amortized over 3 years.

The intangibles assets held by the Company increased substantially as a result of the in-licensing of the ENHANZE® drug delivery technology from Halozyme. Under the terms of the agreement, the Company paid an upfront payment of $30 million, exercised the option to nominate an additional target (triggering a $10 million development milestone payment) and initiated a Phase 1 clinical trial using Halozyme's proprietary ENHANZE® drug delivery technology (triggering a $5 million development milestone payment). In line with its accounting policies, the Company has capitalized this upfront payment upon commencement of the in-license agreement. The development milestone payments have been capitalized when the development milestone was triggered.

The Company performed an annual impairment review on the intangible assets not yet available for use. This review did not result in the recognition of an impairment charge.

As of December 31, 2019, there are no commitments to acquire additional intangible assets, except as set forth in note 30. No intangible assets are pledged as security for liabilities nor are there any intangible assets whose title is restricted.

5.         Property, plant and equipment

	IT, office and lab	Right-of-use assets	Right-of-use assets	Leasehold	Lease
(in thousands of €)	equipment	Buildings	Vehicles	improvements	equipment (1)	Total
Opening balance as on January 1, 2017
Cost	€2,112	€—	€—	€—	€—	€2,112
Accumulated depreciation	(1,346)	—	—	—	—	(1,346)
Book value at the beginning of the year	766	—	—	—	—	766
Movements
Additions	346	—	—	—	—	346
Cost of disposals	(69)	—	—	—	—	(69)
Depreciation	(425)	—	—	—	—	(425)
Accumulated depreciation on disposals	58	—	—	—	—	58
Closing balance as on December 31, 2017
Cost	2,389	—	—	—	—	2,389
Accumulated depreciation	(1,713)	—	—	—	—	(1,713)
Book value at year end	676	—	—	—	—	676
Movements
Additions	370	—	—	—	253	623
Cost of disposals	(47)	—	—	—		(46)
Depreciation	(463)	—	—	—	(11)	(474)
Accumulated depreciation on disposals	46	—	—	—		46
Closing balance as on December 31, 2018
Cost	2,712	—	—	—	253	2,965
Accumulated depreciation	(2,130)	—	—	—	(11)	(2,141)
Book value at year end	€582	€—	€—	€—	€242	€824

Adoption of IFRS 16 on January 1, 2019	€—	€2,338	€452	—	€—	€2,790

Movements
Additions	765	4,553	525	808	29	6,680
Depreciation	(460)	(1,315)	(233)	(92)	(28)	(2,128)
Closing balance as on December 31, 2019
Cost	3,477	6,891	977	808	282	12,435
Accumulated depreciation	(2,590)	(1,315)	(233)	(92)	(39)	(4,269)
Book value at year end	€887	€5,576	€744	€716	€243	€8,167

There are no commitments to acquire property, plant and equipment. Furthermore, no items of property, plant and equipment are pledged. See note 23 for information for leases where the Company is a lessee.

(1) The Company has elected not to reassess whether a contract is, or contains, a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Company relied on its assessment made applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

6.         Financial assets — non-current

In March 2019, the Company entered into a license agreement with AgomAb Therapeutics NV for the use of HGF-mimetic SIMPLE Antibodies™, developed under the Company’s Innovative Access Program. In exchange for granting this license, the Company received a profit share in AgomAb Therapeutics NV. The Company assessed the accounting treatment and concluded that the license agreement is in scope of IFRS 15 and that any revenue should be recognized at once at the effective date of the agreement. The profit share has been designated as a non-current financial asset held at fair value through profit or loss.

In March 2019, AgomAb Therapeutics NV secured €21.0 million in a Series A financing round. The Company used the post-money valuation of this Series A financing round and the number of outstanding shares in determining the initial fair value of the profit sharing instrument. In October 2019, a subsequent subscription to the Series A financing round increased the number of outstanding shares. The Company re-assessed the fair value of the profit sharing instrument, which resulted in a fair value gain on financial assets at fair value through profit or loss of €1.1 million.

7.         Research and development incentive receivables

	Year Ended
	December 31,
(in thousands of €)	2019	2018	2017
Research and development incentive receivables—current	€261	€301	€158
Research and development incentive receivables—non-current	8,566	4,883	3,033
	€8,827	€5,184	€3,191

On December 31, 2019, the Company has recorded a tax receivable of €8.8 million, compared to €5.2 million on December 31, 2018, in relation to a research and development incentive tax scheme in Belgium under which the research and development incentives can be refunded after five years if not offset against future income tax expense. The research and development incentives are recorded in other operating income (see note 18) in the consolidated statement of profit and loss and other comprehensive income. These amounts are expected to be gradually reimbursed in cash as from 2020 onwards.

8.         Restricted cash

	Year Ended
	December 31,
(in thousands of €)	2019	2018	2017
Non‑current restricted cash
Rental guarantees	€630	€251	€256
Total non‑current	€630	€251	€256
Current restricted cash
Escrow account < 1 year	—	1,692	1,692
Total restricted cash	€630	€1,943	€1,948

On December 31, 2019, the Company had a total amount of €0.6 million of restricted cash:

•	A non‑current part for an amount of €0.6 million mainly relating to a deposit guarantee paid under the lease agreement for the laboratory and offices of the Company.
•

The current part of restricted cash related to an escrow account opened under an agreement with a third party involved in the collaboration with AbbVie. In 2019, this escrow account has been partially released to the Company and partially to the third party, as the work plan of the related collaboration agreement with AbbVie has been almost completed.

9.       Trade and other receivables

The trade and other receivables are composed of receivables which are detailed below:

	Year Ended
	December 31,
(in thousands of €)	2019	2018	2017
VAT receivable	€1,121	€496	€317
Trade receivables	22,580	214	845
Other receivables	1,378	455	750
Interest receivable	2,081	556	—
VLAIO grant receivable	955	1,165	930
	€28,115	€2,886	€2,842

The nominal amounts of all trade and other receivables approximate their respective fair values. The VAT receivable relates to VAT amounts to be recovered in the first quarter of 2020.

Trade receivables correspond to amounts invoiced to the collaborators or strategic allies of the Company. On December 31, 2019, an amount of €0.1 million was due for more than 30 days, but still considered to be collectable. The Company applied the IFRS 9 simplified approach to measure expected credit losses, which uses a lifetime expected loss allowance for all receivables. To measure the expected credit losses, receivables have been grouped based on credit risk characteristics and the days past due. The provision for expected credit losses was not significant given that there have been no credit losses over the last three years and the high quality nature of our customers. As a result, no bad debt allowance was recorded nor were any trade receivables impaired on December 31, 2019 and December 31, 2018.

The Flanders Innovation and Entrepreneurship Agency grant to receive consists of earned income from government grants for which no payments have been received but for which the relating expenditures have been incurred. For more information on the Flanders Innovation and Entrepreneurship Agency grants to receive, see note 18.

10.         Financial assets — current

On December 31, 2019, the current financial assets amounted to €1,004.5 million compared to €283.5 million on December 31, 2018. These current financial assets relate to:

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

•	USD term accounts with a maturity of six months.

Please also refer to note 27 for more information on the financial instruments.

11.         Cash and cash equivalents

	Year Ended
	December 31,
(in thousands of €)	2019	2018	2017
Cash equivalents	€252,550	€217,626	€25,000
Cash and bank balances	78,732	63,414	165,867
	€331,282	€281,040	€190,867

On December 31, 2019, cash and cash equivalents amounted to €331.3 million compared to €281.0 million on December 31, 2018 and included cash equivalents and cash and bank balances held in different banks. Cash positions are invested with preferred financial partners, which are mostly considered to be high quality financial institutions with sound credit ratings.

Policies are in place that limit the amount of credit exposure to any one financial institution (see also note 27).

12.       Share capital and share premium

Roll forward of number of shares outstanding:

Number of shares outstanding on January 1, 2017	20,126,479
U.S. initial public offering on Nasdaq on May 17, 2017	5,865,000
Over-allotment option exercised by underwriters on May 19, 2017	879,750
Exercise of options in August 2017	5,000
Exercise of options in September 2017	15,000
Exercise of options in October 2017	1,400
Exercise of options in November 2017	106,782
U.S. second public offering on Nasdaq on December 13, 2017	4,440,000
Over-allotment option exercised by underwriters on December 14, 2017	666,000
Exercise of options in December 2017	75,230
Number of shares outstanding on December 31, 2017	32,180,641
Exercise of options in January 2018	111,727
Exercise of options in March 2018	113,075
Exercise of options in April 2018	34,039
Exercise of options in May 2018	5,900
Exercise of options in June 2018	5,393
Exercise of options in July 2018	469
Exercise of options in August 2018	2,300
Exercise of options in September 2018	5,913
U.S. third public offering on Nasdaq on September 18, 2018	3,475,000
Exercise of options in October 2018	556
Exercise of options in November 2018	9,768
Exercise of options in December 2018	30,531
Number of shares outstanding on December 31,2018	35,975,312
Exercise of options in January 2019	163,170
Share subscription from Johnson & Johnson Innovation Inc.	1,766,899
Exercise of options in February 2019	13,393
Exercise of options in March 2019	73,005
Exercise of options in April 2019	13,729
Exercise of options in May 2019	35,054
Exercise of options in June 2019	66,965
Exercise of options in July 2019	56
Exercise of options in August 2019	8,710
Exercise of options in September 2019	5,730
Exercise of options in October 2019	611
Global public offering on Euronext and Nasdaq on November 7, 2019	4,000,000
Over-allotment option exercised by underwriters on November 8, 2019	600,000
Exercise of options in November 2019	16,714
Exercise of options in December 2019	22,180
Number of shares outstanding on December 31,2019	42,761,528

New shares issued during 2017

On May 17, 2017, argenx SE offered 5,865,000 of its ordinary shares through an initial public offering in the United States in the form of ADSs at a price to the public of $17.00 per ADS, before underwriting discounts and commissions and offering expenses. On May 19, 2017, the underwriters of the offering exercised their over-

allotment option to purchase 879,750 additional ADSs in full. As a result, argenx SE received €102.1 million of total gross proceeds from the offering, decreased by €9.6 million of underwriter discounts and commissions, and offering expenses, of which €8.9 million has been deducted from equity. The total net cash proceeds from this offering amounted to €92.5 million.

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

These issuances of shares resulted in a total of 32,180,641 ordinary shares with a nominal value of €0.1 per share on December 31, 2017. The extraordinary general meeting of the Company of November 7, 2017 had authorized the board of directors to issue up to a maximum of 20% of the then outstanding share capital for a period of 18 months, or up to a capital increase of €537,852.60 represented by 5,378,526 shares. The board of directors has issued 5,106,000 shares on the occasion of the U.S. public offering in December 2017 and as of December 31, 2017, the existing authorization allowed the issuance of up to 272,526 shares.

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

These issuances of shares resulted in a total of 35,975,312 ordinary shares, with a nominal value of €0.1 per share, on December 31, 2018. The annual general meeting of the Company on May 8, 2018 had authorized the board of directors to issue up to a maximum of 20% of the then outstanding share capital for a period of 18 months, or up to a capital increase of €648,790 represented by 6,487,896 shares. The board of directors has issued 3,475,000 shares on the occasion of the follow-on U.S. public offering in September 2018, and as of December 31, 2018, the existing authorization allowed the issuance of up to 3,012,896 shares.

New shares issued during 2019

1,766,899 new shares were issued to Johnson & Johnson Innovation Inc., following the closing of the exclusive, global collaboration and license agreement for cusatuzumab (ARGX-110) with Cilag GmbH International, an affiliate of the Janssen Pharmaceutical Companies of Johnson & Johnson. The Company concluded that the share premium that Janssen paid above the closing price on the day of entering into the investment agreement (equal to an amount of €24.9 million) was paid because of the existing obligations to deliver development services under the terms of the collaboration agreement, and is therefore to be allocated to the single performance obligation  (see also note 17).

On November 7, 2019, argenx SE offered 4,000,000 of its ordinary shares through a global offering which consisted of (i) a public offering of 1,410,057 ADSs in the U.S. and certain other countries outside the European

Economic Area (EEA) at a price of $121.00 per ADS, before underwriting discounts and commissions and offering expenses; and (ii) a concurrent private placement of 2,589,943 of ordinary shares in the EEA at an offering price of €109.18 per share, before underwriting discounts and commissions and offering expenses. On November 8, 2019, the underwriters of the offering exercised their over-allotment option to purchase 600,000 additional ADSs in full. As a result, argenx SE received €502.2 million of gross proceeds from this offering, decreased by €23.2 million of underwriter discounts and commissions, and offering expenses, of which €23.0 million has been deducted from equity. The total net cash proceeds from the offering amounted to €479.0 million.

As a result of the exercise of options under the argenx Employee Stock Option Plan, 419,317 new shares were created in 2019.

These issuances of shares resulted in a total of 42,761,528 ordinary shares, with a nominal value of €0.1 per share, on December 31, 2019. The annual general meeting of the Company on May 9, 2019 had authorized the board of directors to issue up to a maximum of 20% of the then outstanding share capital for a period of 18 months, or up to a capital increase of €760,110 represented by 7,601,101 shares. The board of directors has issued 4,600,000 shares on the occasion of the follow-on global offering in November 2019, and as of December 31, 2019, the existing authorization allows the issuance of up to 3,001,101 shares.

13.       Share-based payments

The Company has a stock options scheme for the employees of the Company and its subsidiaries. In accordance with the terms of the plan, as approved by shareholders, employees may be granted options to purchase ordinary shares at an exercise price as mentioned below per ordinary share.

The Company has granted on June 28, 2019 a total of 423,487 stock options, on November 1, 2019 a total of 19,800 stock options and on December 20, 2019 a total of 921,885 stock options to its employees, Board members and consultants. The total number of stock options outstanding on December 31, 2019 totaled 4,358,069 compared to 3,536,651 on December 31, 2018 and 2,862,216 on December 31, 2017. No stock options were expired in the years ended December 31, 2019, 2018 and 2017. 419,317 stock options have been exercised in the year ended December 31, 2019 compared to 319,671 in the year ended December 31, 2018 and 203,412 in the year ended December 31, 2017. A total of 124,437 stock options have been forfeited in the year ended December 31, 2019 compared to 46,369 in the year ended December 31, 2018 and 2,369 in the year ended December 31, 2017.

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

On November 25, 2019, at the extraordinary general meeting, the shareholders of the Company approved the amended stock option plan. The amended stock option plan authorizes the Board to also grant sign-on stock options, which vest as follows:

•	1/4th of the stock options granted will vest on the first anniversary of the granting of the stock options, and
•	1/36th of the remaining 3/4th of the stock options granted will vest on the last day of each of the 36 months following the month of the first anniversary of the granting of the stock options.

No other conditions are attached to the stock options.

The following share-based payment arrangements were in existence during the current and prior years and which are exercisable at the end of each period presented:

	Exercise price	Outstanding
	per stock	stock options on
	options	December 31,
Expiry date	(in €)	2019	2018	2017
2020	€3.95	7,210	18,200	36,960
2021	3.95	—	—	2,850
2023	2.44	211,769	294,400	314,593
2024	2.44	96,696	117,733	135,890
2024	3.95	6,238	6,895	15,692
2024	7.17	335,067	407,061	516,100
2024	2.44	6,000	26,970	83,820
2025	11.44	39,000	39,000	39,000
2025	10.34	3,000	3,000	3,000
2025	9.47	185,832	226,323	235,514
2026	11.38	45,000	50,415	60,000
2026	11.47	219,791	257,616	282,310
2026	14.13	258,746	315,102	362,126
2027	18.41	108,613	114,019	120,536
2027	21.17	565,798	628,292	653,825
2023	80.82	94,100	94,600	—
2028	80.82	73,100	75,450	—
2023	86.32	366,260	369,760	—
2028	86.32	402,714	491,815	—
2024	113.49	111,690	—	—
2029	113.49	279,760	—	—
2029	113.49	19,800
2024/2029 (1)	€135.75	921,885	—	—
		4,358,069	3,536,651	2,862,216

(1)	On December 20, 2019, the Company granted options for which the beneficiaries had a 60-day period to choose between a contractual term of five or ten years.

	2019		2018		2017
	Number of	Weighted average	Number of	Weighted average	Number of	Weighted average
	stock options	exercise price	stock options	exercise price	stock options	exercise price
Outstanding at January 1	3,536,651	€33.42	2,862,216	€11.54	2,293,636	€7.72
Granted	1,365,172	128.52	1,040,475	85.37	774,361	20.74
Exercised	(419,317)	11.35	(319,671)	7.02	(203,412)	3.46
Forfeited	(124,437)	88.92	(46,369)	30.44	(2,369)	12.52
Outstanding at December 31,	4,358,069	63.75	3,536,651	33.42	2,862,216	11.54
Exercisable at December 31,	2,203,476	€22.59	1,859,315	€9.62	1,598,829	€6.80

The weighted average share price at the date of exercise of options exercised during the year ended December 31, 2019 was €110.99, compared to €66.93 during the year ended December 31, 2018 and €23.53 during the year ended December 31, 2017. The weighted average remaining contractual life of the stock options outstanding amounted to 7.27 years on December 31, 2019 compared to 7.82 years on December 31, 2018 and 8.03 years on December 31, 2017. The table below shows the weighted average remaining contractual life for each range of exercise price:

		Weighted average
		remaining
	Outstanding on	contractual life
Exercise price (in €)	December 31, 2019	(in years)
2.44-3.95	327,913	3.95
7.17-9.47	520,899	5.32
10.34-14.13	565,537	6.59
18.41-21.17	674,411	7.88
80.82-86.32	936,174	6.43
113.49-135.75	1,333,135	9.41

The fair market value of the stock options has been determined based on the Black and Scholes model using the following assumptions:

•	The expected volatility corresponds to the calculated annual volatility of our shares since our initial public offering on Euronext Brussels on July 10, 2014 until the date of grant of the options.
•	The average expected option life is determined as a weighted average of the time from grant date to date of becoming exercisable and from grant date to expiry of the warrants.
•	Risk free interest rate equals the Belgium 10Year Bond Yield at the date of grant.
•	Expected dividends is considered 0% as we have no plan for distributing dividends and have no history of distributing dividends to shareholders.

Below is an overview of the parameters used in relation to the determination of the fair value of the grants during 2019:

Stock options granted in	June 2019	Nov 2019	Dec 2019
Number of options granted	423,487	19,800	921,885
Average fair value of options (in EUR)	€63.45	€57.69	€65.72
Share price (in EUR)	€123.20	€126.40	€146.40
Exercise price (in EUR)	€113.49	€113.49	€135.75
Expected volatility	45.25%	44.14%	44.18%
Average expected option life (in years)	8.59	6.50	6.50 (1)
Risk‑free interest rate	0.07%	(0.05)%	0.03%
Expected dividends	—%	—%	—%

(1)

On December 20, 2019, the Company granted a total of 921,885 stock options. The beneficiary can choose between a contractual term of five or ten years. The average expected option life is currently estimated at six and a half years. This estimate will be reassessed once the acceptance period of 60 days has passed and the beneficiaries will have made a choice between a contractual term of five or ten years. The total fair value of the grant would range from €49.5 million (100% of the stock options at an expected option life of four years) to €60.6 million (100% of the stock options at an expected option life of six and a half years).

Below is an overview of the parameters used in relation to the determination of the fair value of grants during 2018:

Stock options granted in	June 2018	Dec 2018
Number of options granted	178,900	861,575
Average fair value of options (in EUR)	€32.12	€39.85
Share price (in EUR)	€72.00	€82.20
Exercise price (in EUR)	€80.82	€86.32
Expected volatility	45.50%	46.19%
Average expected option life (in years)	7.36	7.83
Risk‑free interest rate	0.72%	0.77%
Expected dividends	—%	—%

Below in an overview of the parameter used in relation to the determination of the fair value of grants during 2017:

Stock options granted in	June 2017	Dec 2017
Number of options granted	120,536	653,825
Average fair value of options (in EUR)	€7.90	€37.10
Share price (in EUR)	€17.76	€53.50
Exercise price (in EUR)	€18.41	€21.17
Expected volatility	36.6%	36.1%
Average expected option life (in years)	10	10
Risk‑free interest rate	0.61%	0.53%
Expected dividends	—%	—%

The total share-based payment expense recognized in the consolidated statement of comprehensive income totaled €39.6 million for the year ended December 31, 2019, compared to €19.2 million for the year ended December 31, 2018 and €4.3 million for the year ended December 31, 2017.

14.       Provisions for employee benefits

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

In view of the minimum returns guarantees, the Belgian defined contribution plans classify as defined benefit plans as from end December 2015.

The amounts recognized in the balance sheet are as follows:

(in thousands of €)	2019	2018	2017
Defined benefit obligation	€1,789	€1,277	€1,007
Fair value of plan assets	1,725	1,270	982
Deficit / surplus (−) of funded obligations	64	7	25
Net liability (asset)	€64	€7	€25

The movement in the defined benefit obligation, plan assets, net liability and asset over the year is as follows:

(in thousands of €)	2019	2018	2017
Defined benefit obligation at January 1	€1,277	€1,007	€670
Service cost	379	336	352
Interest expense	19	15	11
Contributions by plan participants	(167)	(116)	(148)
Actuarial gains (-) / losses (+)	281	35	124
Benefits paid / transfers out	—	—	(2)
Defined benefit obligation at December 31	€1,789	€1,277	€1,007

(in thousands of €)	2019	2018	2017
Fair value of plan assets at January 1	€1,270	€982	€669
Interest income	19	16	10
Administrative costs & taxes	(47)	(32)	(46)
Contributions by company & participants	475	328	423
Contributions by plan participants	(168)	(116)	(148)
Actuarial gains (+) / losses (-)	176	92	76
Benefits paid / transfers out	—	—	(2)
Fair value of plan assets at December 31	€1,725	€1,270	€982

In the income statement, current service cost and interest expense or income are included in the operating loss.

The Company’s estimated employer contributions for 2019 amount to €0.3 million compared to €0.2 million in 2018 and €0.3 million in 2017. Plan assets on December 31, 2019, 2018 and 2017 consisted fully of insurance contracts and did not include direct positions in the Company’s shares or bonds, nor do they include any property used by the Company.

The principal actuarial assumption on the balance sheet date (weighted averages based on outstanding defined benefit obligation) was:

Actuarial assumption	2019	2018	2017
Discount rate	1.0%	1.3%	1.3%

The weighted average duration of the benefit obligations equals 19.32 years. Sensitivity analyses show the following effects:

Sensitivity analysis	Change in	Impact on defined‑
(in thousands of €)	assumption	benefit obligation		%
Discount rate	-0.25%	Increase by	45.5	2.54%
Discount rate	0.25%	Decrease by	(33.7)	1.88%

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

The weighted average age of the plan participants equals 46.2 years on December 31, 2019, compared to 43.8 years on December 31, 2018 and 46 years on December 31, 2017.

15.       Trade and other payables

	Year Ended
	December 31,
(in thousands of €)	2019	2018	2017
Trade payables	€9,360	€6,007	€4,395
Accruals for invoices to be received	49,069	18,145	4,046
Short‑term employee benefits	26,872	12,920	6,844
	€85,301	€37,072	€15,285

Trade payables correspond primarily to clinical and manufacturing activities. The fair value of trade payables approximates their carrying amount.

The accruals for invoices to be received amount to €49.1 million for the year ended December 31, 2019, of which €44.0 million relate to invoices to be received from clinical manufacturing organizations for the manufacturing of drug products and from clinical research organizations.

Short‑term employee benefits include payables and accruals for salaries and bonuses to be paid to the employees of the Company.

16.      Tax liabilities

The current tax liability amounts to €0.3 million for the year ended December 31, 2019 and corresponds primarily to the tax payable on the result of argenx US, Inc. in view of the transfer price agreements set up between argenx BV and argenx US, Inc.

As part of its business restructuring, the Company transferred the legal ownership of its intellectual property rights from the Dutch argenx SE to its wholly owned Belgian subsidiary, argenx BV effective as of January 1, 2017, for an amount of €79.9 million. In 2019, the Company has obtained a tax ruling in Belgium which allows for a treatment of the aforementioned amount as a tax deductible cost in the Belgian subsidiary.

17.         Revenue

	Year Ended
	December 31,
(in thousands of €)	2019	2018	2017
Upfront payments	€22,360	€8,635	€20,137
Milestone payments	28,085	11,440	9,677
Research and development service fees	19,338	1,407	6,601
	€69,783	€21,482	€36,415

For the years ended December 31, 2019 and 2018, the majority of the revenue was generated under the agreements with Janssen and AbbVie, each as described below. These agreements comprise elements of upfront payments, milestone payments based on development criteria and research and development fees.

For the year ended December 31, 2019, €27.3 million related to the collaboration and license agreement with AbbVie was recognized in revenue on the basis of costs incurred for this program. Revenue recognized consisted of (i) €0.8 million related to the upfront payment received, (ii) €0.4 million related to development milestone payments received in previous years and (iii) €26.1 million related to a milestone achieved in 2019. The outstanding balance of deferred revenue amounts to €1.4 million of which €1.2 million is recognized as deferred revenue — current and €0.2 million as deferred revenue — non-current.

For the year ended December 31, 2019, €21.6 million related to the collaboration and license agreement with Janssen was recognized in revenue on the basis of costs incurred for this program. Revenue recognized consisted of (i) €18.3 million related to the upfront payment received, (ii) €1.7 million related to the revenue recognition of deferred income triggered by the accounting treatment of the share subscription agreement at the time of signing of the agreement in December 2018 and (iii) €1.6 million related to a milestone achieved in 2019. The outstanding balance of deferred revenue amounts to €289.0 million of which €71.1 million is recognized as deferred revenue — current and €217.9 million as deferred revenue — non-current.

In total, the Company recognized €1.2 million of revenue that was included in the deferred revenue balance at the beginning of the year. As of December 31, 2019, the unsatisfied performance obligations resulting from out-licensing agreements amounted to €290.4 million (compared to €2.2 million as of December 31, 2018). Management expects that 25% of the transaction price allocated to the unsatisfied performance obligations will be recognized as revenue during the next reporting period. The remaining 75% will be recognized in financial years 2021 until 2027. The amount disclosed above does not include variable consideration which is constrained.

Research and development service fees increased by €17.9 million to €19.3 million for the year ended December 31, 2019 due to the research and development service fees recognized under the Janssen collaboration and license agreement.

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

The Company granted AbbVie an exclusive option, for a specified period following completion of IND enabling studies, to obtain a worldwide, exclusive license to the ARGX‑115 (ABBV-151) program to develop and commercialize products. The Company received an upfront, nonrefundable, non-creditable payment of $40 million (€35.1 million as of the date the payment was received) from AbbVie for the exclusive option to license ARGX‑115 (ABBV-151). The Company achieved two preclinical milestones, each of which triggered a $10.0 million payment (€8.9 million based on the exchange rate in effect as of the date the first milestone payment was received, and €8.7 million based on the exchange rate in effect as of the date the second milestone payment was received).

In August 2018, AbbVie exercised its option and has assumed certain development obligations, being solely responsible for all research, development and regulatory costs relating to ARGX-115 based products. In March 2019, the Company achieved the first development milestone upon initiation of a first-in-human clinical trial, triggering a $30.0 million payment. Subject to the continuing progress of ARGX-115 (ABBV-151) by AbbVie, the Company is eligible to receive development, regulatory and commercial milestone payments in aggregate amounts of up to $110 million, $190 million and $325 million, respectively, as well as tiered royalties on sales at percentages ranging from the mid‑single digits to the lower teens, subject to customary reductions.

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

With regard to its collaboration with AbbVie, the Company concluded as follows:

•

There is one single performance obligation under IFRS 15, that being the transfer of a license combined with performance of research and development activities. The Company concluded that the license is not distinct in the context of the contract.

•

The transaction price of these two agreements is currently composed of a fixed part, that being an upfront license fee, and a variable part, that being milestone payments and cost reimbursements of research and development activities delivered. Milestone payments are only included in the transaction price as from the moment the achievement of the related milestone event is highly probable (usually at the time of achievement of the milestone event). Sales-based milestones and sales-based royalties are a part of the Company’s arrangements but are not yet included in its revenues, as its programs with AbbVie is still in the development phase.

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

Janssen

In December 2018, the Company entered into a collaboration agreement with Cilag GmbH International, an affiliate of Janssen, to jointly develop and commercialize cusatuzumab. The Company has granted Janssen a license to the cusatuzumab program to develop, manufacture and commercialize products. For the U.S., the granted commercialization license is co-exclusive with argenx, while outside the U.S., the granted license is exclusive. Janssen and argenx will assume certain development obligations, and will be jointly responsible for all research, development and regulatory costs relating to the products. argenx will be eligible to receive potentially up to $1.3 billion in development, regulatory and sales milestones, in addition to tiered royalties, ranging from the low double digits to the high teens. Janssen will be responsible for commercialization worldwide. argenx retains the option to participate in commercialization efforts in the US, where the companies have agreed to share royalties on a 50/50 basis, and outside the U.S., Janssen will pay sales royalties ranging from the low double digits to the high teens to argenx.

Under the terms of the agreement, Janssen committed to an upfront payment of $500 million consisting of a license payment of $300 million and a $200 million equity investment in the Company by subscribing to 1,766,899 new shares at a price of €100.02 per share, including an issuance premium. The agreement became effective in January 2019 following expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. In December 2019, the Company achieved the first development milestone, triggering a $25.0 million payment.

With regard to this collaboration with Janssen, the Company concluded as follows:

•

There is one single performance obligation under IFRS 15, that being the transfer of a license combined with performance of research and development activities. The Company concluded that the license is not distinct in the context of the contract. Moreover, the Company concluded that the share premium that Janssen paid above the closing price on the day of entering into the investment agreement (being December 2, 2018) was paid because of the existing obligations to deliver development services under the terms of the collaboration agreement, and is therefore to be allocated to the single performance obligation.

•

The transaction price of this agreement is currently composed of a fixed part, that being an upfront license fee and the share premium, and a variable part, that being milestone payments and cost reimbursements of research and development activities delivered. Milestone payments are only included in the transaction price as from the moment the achievement of the related milestone event is highly probable (usually at the time of achievement of the milestone event). Sales-based milestones and sales-based royalties are a part of the Company’s arrangements but are not yet included in its revenues, as its program with Janssen are still in the development phase.

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
•

Cost reimbursements received are recognized in revenues when costs are incurred and agreed by the parties, as the Company is acting as a principal in the scope of its stake of the research and development activities of its ongoing license and collaboration agreements.

18.         Other operating income

	Year Ended
	December 31,
(in thousands of €)	2019	2018	2017
Grants	€2,289	€1,842	€422
Research and development incentives	4,818	2,151	983
Payroll tax rebates	5,694	3,756	3,436
	€12,801	€7,749	€4,841

Grants

The Flanders Innovation and Entrepreneurship Agency provided the Company with several grants.

On December 31, 2019, the situation of the grants received by the Company reflected the expenses incurred by the Company in the various research and development projects sponsored by Flanders Innovation and Entrepreneurship Agency. On December 31, 2019, the Company had two ongoing grant research projects:

(Amounts presented in thousands of €)

Flanders Innovation & Entrepreneurship - VLAIO 1
Grantor: Flanders Innovation & Entrepreneurship Agency
Start date:	01/11/2017
End date:	31/10/2020
Amount granted and approved:	€2,527
Amount recognized:	845

Flanders Innovation & Entrepreneurship - VLAIO 2
Grantor: Flanders Innovation & Entrepreneurship Agency
Start date:	01/05/2018
End date:	31/10/2020
Amount granted and approved:	€2,634
Amount recognized:	1,411

No conditions related to the above government grants were unfulfilled, nor were there any contingencies related thereon at the date of the approval of these consolidated financial statements, except for those described in note 29 of this report.

Other Incentives

Research and development incentives

The Company has accounted for a tax receivable of €4.8 million in the year ended December 31, 2019, compared to €2.2 million in the year ended December 31, 2018, following a research and development tax incentive scheme in Belgium according to which the incentive will be refunded after a five year period, if not offset against the current tax payable over the period (see also note 7).

Payroll tax rebates

The Company accounted for €5.7 million payroll tax rebates in the year ended December 31, 2019, compared to €3.8 million in the year ended December 31, 2018, as a reduction in withholding income taxes for its highly‑qualified personnel employed in its research and development department.

19.         Segment reporting

The Company operates from the Netherlands, Belgium, the United States of America and Japan. Revenues are invoiced by the subsidiary in Belgium and are generated by clients geographically located as shown in the table below.

	Revenue from external customers
	Year ended
	December 31,
(in thousands of €)	2019		2018	2017
Netherlands	€		€470	€628
Belgium		1,498	—	—
Denmark		436	1,136	6,240
Switzerland		40,593	912	2,486
United States		—	—	1
Luxembourg		27,256	18,964	27,060
Total		€69,783	€21,482	€36,415

Information about major clients:

The Company received €69.8 million of revenue from its external customers in the year ended December 31, 2019 compared to €21.5 million over the same period in 2018, of which €40.6 million came from the Company’s largest client, €27.3 million from its second largest client and €1.5 million from its third largest client, compared to respectively €19.0 million, €1.1 million and €0.9 million in the year ended December 31, 2018. For a detailed description of our key collaborations, see note 17.

The non-current assets of the Company are geographically located as shown in the table below:

	Non-current assets
	Year ended
	December 31,
(in thousands of €)	2019	2018	2017
Netherlands	€1	€1	€1
Belgium	56,777	5,967	4,103
United States	3,058	47	—
Japan	284	—	—
Total	€60,120	€6,015	€4,104

20.         Research and development expenses

	Year Ended
	December 31,
(in thousands of €)	2019	2018	2017
Personnel expense	€45,733	€26,519	€16,473
External research and development expenses	137,050	48,859	27,893
Materials and consumables	2,027	1,464	1,562
Depreciation and amortization	1,641	494	446
Other expenses	11,214	6,273	5,366
	€197,665	€83,609	€51,740

21.         Selling, general and administrative expenses

	Year Ended
	December 31,
(in thousands of €)	2019	2018	2017
Personnel expense	€40,082	€18,292	€6,745
Consulting fees	5,624	3,646	3,289
Marketing costs	10,719	1,826	—
Supervisory board	2,792	1,088	621
Office costs	5,352	2,619	1,793
	€64,569	€27,471	€12,448

22.         Personnel expenses

The personnel expenses mentioned in note 20 and 21 above are as follows:

	Year Ended
	December 31,
(in thousands of €)	2019	2018	2017
Short‑term employee benefits—Salaries	€32,866	€18,617	€12,149
Short‑term employee benefits—Social Security	3,555	2,213	1,504
Post‑employment benefits	748	441	291
Termination benefits	644	96	8
Share‑based payment	37,208	18,527	3,985
Employer social security contributions stock options	10,794	4,918	5,281
	€85,815	€44,812	€23,218

The post‑employment benefits relate to the pension plans the Company has in place for its employees.

The number of full‑time equivalents (FTE) employees by department is presented below:

	Year Ended
	December 31,
Number of FTE	2019	2018	2017
Research and development	116.9	74.4	56.8
Selling, general and administrative	69.2	29.5	14.7
	186.1	103.9	71.5

These FTE’s are working outside the Netherlands.

23.         Leases

The statement of financial position shows the following amounts relating to leases:

	As on	As on
	December 31,	January 1,
In thousands of €	2019	2019
Right-of-use assets
Buildings	€5,576	€2,338
Vehicles	744	525
Equipment	243	242
	€6,564	€3,105

Lease liabilities
Current	€1,974	€1,078
Non-current	4,540	1,712
	€6,514	€2,790

Additions to the right-of-use assets amounted to €5.1 million for the year ended December 31, 2019.

The table below shows a maturity analysis of the lease liabilities as on December 31, 2019:

(in thousands of €)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total contractual cash flows	Carrying amount
Lease liabilities	€2,205	€3,137	€1,251	€432	€7,025	€6,514

The statement of profit or loss and other comprehensive income shows the following amounts relating to leases:

	Year Ended
	December 31,
In thousands of €	2019	2018	2017
Depreciation charges
Buildings	€1,315	€—	€—
Vehicles	233	—	—
Equipment	28	11	—
	€1,576	€11	€—

Interest expense (included in finance cost)	€105	€—	€—
Expense relating to short-term leases	123	—	—
Expense relating to leases of low-value assets that are not shown above as short-term leases	5	—	—

The total cash outflow for leases in 2019 was €1.6 million. The Company’s new accounting policy for leases is described in note 2.6.

The Company did not enter into any lease agreement with variable lease payments or residual value guarantees. The Company has leases that include extension options. These options provide flexibility in managing the leased assets and align with the Company’s business needs. The Company exercises judgement in deciding whether it is reasonably certain that the extension options will be exercised. The Company leases offices and laboratory space in Zwijnaarde, Belgium. The contract contains an extension option for three years. The Company also leases office space in Boston, Massachusetts. The contract contains an extension option for five years.

The Company has entered into an additional lease for office space in Tokyo, Japan in January 2020. The minimum lease term of three years and two months results in a contractually agreed cash outflow of ¥ 233.5 million (€1.9 million).

24.         Financial result and exchange gains/(losses)

	Year Ended
	December 31,
(in thousands of €)	2019	2018	2017
Interest income on bank deposits	€7,874	€1,371	€165
Net gains on current financial assets at FVTPL	6,525	2,323	210
Realized gain on non-current financial assets	—	—	875
Financial income	14,399	3,694	1,250

Financial expense	(124)	—	—

Realized exchange gains/(losses)	(338)	1,355	—
Unrealized exchange gains/(losses)	6,404	10,953	(5,797)
Exchange gains/(losses)	6,066	12,308	(5,797)

The exchange gains of €6.1 million for the year ended December 31, 2019 were primarily attributable to unrealized exchange rate gains on our cash and cash equivalents and current financial assets position in USD due to the favorable fluctuation of the USD exchange rate over the period.

25.         Income tax expense

The income tax expense for the year can be reconciled to the accounting loss as follows:

	Year Ended
	December 31,
(in thousands of €)	2019	2018	2017
Loss before taxes	(158,213)	(65,847)	(27,479)
Income tax calculated at 25%	39,553	16,462	6,870
Effect of expenses that are not deductible in determining taxable results	(7,701)	(3,934)	(1,141)
Effect of stock issue expenses that are not deductible in determining taxable results	5,750	3,716	5,754
Effect of concessions (R&D incentives and grants)	572	430	453
Effect of tax losses carried forward not recognized (Netherlands)	(356)	—	—
Effect of usage of tax losses carried forward not previously recognized (Netherlands)	—	—	19,378
Effect of tax losses carried forward not recognized (Belgium)	(11,314)	(5,511)	(27,413)
Effect of adjustments for current tax of prior periods (Belgium)	(3,876)	—	—
Effect of change in corporate tax rate on deferred tax asset not previously recognized (Belgium)	—	—	373
Effect of different tax rates in jurisdictions in which the company operates	(52)	(15)	(517)
Deferred tax asset other than loss carryforwards not recognized	(27,341)	(11,968)	(4,363)
Other	13	26	9
Income tax expense recognized in the consolidated statement of profit and loss	€(4,752)	€(794)	€(597)

The tax rate used for the 2019, 2018 and 2017 reconciliations above is the corporate income tax rate of 25% payable by corporate entities in the Netherlands.

The unrecognized deferred tax asset on deductible temporary differences and unused tax losses amounts to €40.0 million on December 31, 2019, compared to €29.3 million on December 31, 2018. Deferred tax have been measured using the effective rate that will apply in Belgium (25%). The Company has unused tax losses carried forward for an amount of €160.0 million on December 31, 2019 (compared to €117.1 million on December 31, 2018), of which €1.4 million will expire in 2028. This, combined with other temporary differences, resulted in a net deferred tax asset position. Due to the uncertainty surrounding the Company’s ability to realize taxable profits in the near future, the Company did not recognize any deferred tax assets.

As part of its business restructuring, the Company transferred the legal ownership of its intellectual property rights from the Dutch argenx SE to its wholly owned Belgian subsidiary, argenx BV, effective as of January 1, 2017, for an amount of €79.9 million. In 2019, the Company has obtained a tax ruling in Belgium which allows for a treatment of the aforementioned amount as a tax deductible cost in the Belgian subsidiary.

26.         Loss per share

	Year Ended December 31,
(in thousands of €)	2019	2018	2017
Loss of the year	€(162,965)	€(66,641)	€(28,076)
Weighted average number of shares outstanding	38,619,121	33,419,356	24,609,536
Basic and diluted loss per share (in €)	€(4.22)	€(1.99)	€(1.14)

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

27. Financial instruments and financial risk management

Overview of financial instruments

This note provides information about the Company’s financial instruments, including:

•	an overview of all financial instruments by category
•	specific information about each type of financial instrument
•	information about determining the fair value of the instruments, including judgements and estimation uncertainty involved.
•	information on the financial risk management and capital management.

	Measurement category	Carrying amount
		Year Ended December 31,
(in thousands of €)		2019	2018	2017 (1)

Financial assets — non-current	FVTPL	€2,596	1	€1

Research and development incentive receivables — non-current	Amortised cost	8,566	4,883	3,033

Restricted cash — non-current	Amortised cost	630	251	256

Trade and other receivables	Amortised cost	28,115	2,886	2,842

Prepaid expenses	Amortised cost	9,022	2,995	2,338

Financial assets—current	FVTPL	1,004,539	283,529	168,907

Research and development incentive receivables — current	Amortised cost	261	301	158

Restricted cash — current	Amortised cost	—	1,692	1,692

Cash and cash equivalents	Amortised cost	331,282	281,040	190,867

Trade and other payables	Amortised cost	85,301	37,072	15,285

(1)	The Company adopted IFRS 9 on January 1, 2018. Under IAS 39, non-current financial assets were measured as “Available for sale”.

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

Due to the current nature of the financial liabilities, the nominal value of all financial liabilities presented above approximates their fair value.

The Company carried the following assets at fair value on December 31, 2019, 2018 and 2017 respectively:

	At December 31,2019
(in thousands of €)	Level 1		Level 2		Level 3
Non-current financial assets	€		€		€2,596
Current financial assets		1,004,539
Assets carried at fair value		€1,004,539		€—	€2,596

	At December 31,2018
(in thousands of €)	Level 1		Level 2		Level 3
Non-current financial assets	€		€		€1
Current financial assets		283,529
Assets carried at fair value		€283,529		€—	€1

	At December 31,2017
(in thousands of €)	Level 1		Level 2		Level 3
Non-current financial assets	€		€		€1
Current financial assets		168,907
Assets carried at fair value		€168,907		€—	€1

During the disclosed calendar year no transfers occurred between the applicable categories.

In March 2019, the Company entered into a license agreement with AgomAb Therapeutics NV for the use of HGF-mimetic SIMPLE Antibodies™, developed under the Company’s Innovative Access Program. In exchange for granting this license, the Company received a profit share in AgomAb Therapeutics NV. The profit share has been designated as a non-current financial asset held at fair value through profit or loss. Since AgomAb Therapeutics NV is a private company, the valuation of the profit share is based on level 3 assumptions.

Capital risk

The Company manages its capital to ensure that it will be able to continue as a going concern. The capital structure of the Company consists of equity attributed to the holders of equity instruments of the Company, such as capital, reserves and accumulated losses as mentioned in the consolidated statement of changes in equity. The Company makes the necessary adjustments in the light of changes in the economic circumstances, risks associated to the different assets and the projected cash needs of the current and projected research activities. On December 31, 2019, cash and cash equivalents amounted to €331.3 million and total capital amounted to €1,312.8 million. The current cash situation and the anticipated cash generation are the most important parameters in assessing the capital structure. The Company’s objective is to maintain the capital structure at a level to be able to finance its activities for at least twelve months. Cash income from existing and new partnerships is taken into account and, if needed and possible, the Company can issue new shares or enter into financing agreements.

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

All financial liabilities (principally trade and other payables as disclosed in note 27) have a maturity within 3 months unless otherwise disclosed in these consolidated financial statements.

Interest rate risk

The only interest‑bearing financial assets are cash at banks on deposit and term accounts. For the year ended December 31, 2019, if applicable interest rates would increase/decrease by 25 basis points, this would have a positive/negative impact of €2.0 million (compared to €0.3 million for the year ended December 31, 2018 and €0.3 million for the year ended December 31, 2017).

Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The Company is mainly exposed to the U.S. Dollar, Japanse yen, British pound and Swiss franc. To limit this risk, the Company attempts to align incoming and outgoing cash flows in currencies other than EUR.

The net exposure to exchange differences of the monetary assets (being cash, cash equivalents and current financial assets) of the Company at the end of the reporting period are as follows:

	At December 31,
(in thousands of €)	2019	2018	2017
USD	821,916	312,831	147,169
JPY	488	—	—
GBP	4	2	406
CHF	1	4	25

On December 31, 2019, if the USD/EUR exchange rate would have increased/decreased by 10%, this would have had a negative/positive impact of €74.72 million (compared to €28.44 million on December 31, 2018). On December 31, 2019, if the exchange rate for other currencies would have increased/decreased by 10% , this would have had no significant impact.

28. Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. There were no significant transactions with related parties during the period, other than compensation of key management personnel.

Compensation of key management personnel

Key management personnel of the Company is composed of the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Chief Scientific Officer, the Chief Medical Officer, the Vice President of Corporate Development & Strategy and the General Counsel.

The remuneration of the key management personnel during the year was as follows:

	Year Ended December 31,
(in thousands of €)	2019	2018	2017
Short term employee benefits	€4,437	€4,236	€3,126
Post employment benefits	144	153	115
Termination benefits	470	—	—
Share‑based payment (1)	21,847	13,363	12,041
Employer social security contributions stock options (2)	9,160	2,792	3,073
	€36,058	€20,544	€18,355

(1)

Amount shown represents the expenses with respect to the option awards granted in the year, measured using the Black Scholes formula. The share-based payment expense recognized in the consolidated statement of comprehensive income totaled €14.4 million for the year ended December 31, 2019, compared to €10.7 million for the year ended December 31, 2018 and €2.3 million for the year ended December 31, 2017

(2)

The Company incurs employer social security costs with respect to the option awards granted to certain members of the executive management. The amount of employer social security costs depends on the actual economic value realized and therefore varies based on our stock price. At each reporting date, the Company makes a calculation of the exposure.

Remuneration of the executive directors

The tables below show the remuneration received by executive directors for the years ended December 31, 2019, 2018 and 2017 (in €). Eric Castaldi served as a member of our board until April 26, 2017. A scenario analysis based on best practice clause II.2.1. of the Dutch Corporate Governance Code was made. Executive directors have met each of their bonus targets previously established by the non-executive directors during the years ended December 31, 2019, 2018 and 2017 and the full bonus was granted in the same year.

			Pension
2017	Base salary	Bonus	contributions	Social security costs	ESOP (1)	Other (2)	Total
Tim Van Hauwermeiren	303,941	301,635	14,315	9,459	2,968,195	9,601	3,607,146
Eric Castaldi	271,344	173,284	62,335	254,732	4,089,209	14,979	4,865,883
Total	575,285	474,919	76,650	264,191	7,057,404	24,580	8,473,029

			Pension
2018	Base salary	Bonus	contributions	Social security costs	ESOP (1)	Other (2)	Total
Tim Van Hauwermeiren	500,000	284,600	15,102	10,011	3,559,200	33,855	4,402,768
Total	500,000	284,600	15,102	10,011	3,559,200	33,855	4,402,768

			Pension
2019	Base salary	Bonus	contributions	Social security costs	ESOP (1)	Other (2)	Total
Tim Van Hauwermeiren	525,000	326,288	21,532	10,587	5,257,360	11,558	6,152,325
Total	525,000	326,288	21,532	10,587	5,257,360	11,558	6,152,325

(1)

Amount shown represents the expenses with respect to the option awards granted in the year, measured using the Black Scholes formula, and the employer social security costs with respect to the option awards granted to certain members of the executive management. The amount of employer social security costs depends on the actual economic value realized and therefore varies based on our stock price. At each reporting date, the Company makes a calculation of the exposure.

(2)	Consists of rent paid by the Company, costs attributable to the lease of a company car and employer-paid medical insurance premiums.

The table below shows the number of stock options granted to the executive directors during the years ended December 31, 2019, 2018 and 2017 and their exercise price equal to the fair market value upon date of grant, and the stock options exercised during 2019, 2018 and 2017.

2017	ESOPs	Term		Exercise price	Exercised
Tim Van Hauwermeiren	80,000	10	years	21.17
				2.44	65,380
Eric Castaldi	43,200	10	years	21.17
Total	123,200				65,380

2018	ESOPs	Term		Exercise price	Exercised
Tim Van Hauwermeiren	80,000	10	years	86.32
				7.17	40,000
Total	80,000				40,000

2019	ESOPs	Term		Exercise price	Exercised
Tim Van Hauwermeiren	80,000	10	years	135.75
				7.17	30,000
Total	80,000				30,000

The table below shows the stock options held at the start of the year ended December 31, 2019, the stock options granted to executive directors which have vested during the year ended December 31, 2019 and the stock options to vest in the years until 2022.

	Total			Total
	options			options	Options
	held on	options	options	held on	vested		Options		Options		Options		Options
	January 1,	granted in	exercised in	December 31,	until	Exercise	vested in	Exercise	to vest	Exercise	to vest	Exercise	to vest	Exercise
Name	2019	2019	2019	2019	2018	price	2019	price	2020	price	2021	price	2022	price
Tim Van Hauwermeiren	336,200	80,000	(30,000)	386,200	35,000	7.17
					30,600	9.47		9.47
					43,056	11.47	6,944	11.47		11.47
					20,400	14.13	10,200	14.13		14.13
					26,667	21.17	26,666	21.17	26,667	21.17		21.17
							26,667	86.32	26,666	86.32	26,667	86.32
									26,667	135.75	26,666	135.75	26,667	135.75

The table below shows the remaining term of the options held by the executive directors on December 31, 2019.

Name	Number of options	Remaining term at December 31, 2019 (rounded up)
Tim Van Hauwermeiren	35,000	5.0	years
	30,600	6.0	years
	50,000	6.5	years
	30,600	7.0	years
	80,000	8.0	years
	80,000	9.0	years
	80,000	10.0	years

Stock options are granted to the executive directors by the Board based on the recommendation of the Remuneration and Nomination Committee and the option allocation scheme established by the Board pursuant to the argenx Employee Stock Option Plan.

Remuneration of non-executive directors

The following table sets forth the information regarding the compensation earned by our non‑executive directors during the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Peter Verhaeghe	€77,500	€77,500	€77,500
David L Lacey	50,000	50,000	50,000
Werner Lanthaler	55,000	55,000	55,000
Pamela Klein	42,500	42,500	42,500
Don Debethizy	52,500	52,500	52,500
A.A. Rosenberg	50,000	42,500	42,500
James M. Daly	50,000	35,000	—
Total	€377,500	€355,000	€320,000

The table below shows the number of stock options granted to the non-executive directors during the years ended December 31, 2019, 2018 and 2017 and their exercise price, based on the 30 day average stock price prior to their date of grant, and the stock options exercised during the years ended December 31, 2019, 2018 and 2017.

2017	ESOPs	Term		Exercise price	Exercised
David L Lacey	15,000	10	years	21.37
Total	15,000				—

2018	ESOPs	Term		Exercise price	Exercised
James M. Daly	15,000	10	years	80.82
Peter Verhaeghe	10,000	10	years	86.32
David L Lacey	10,000	10	years	86.32
Werner Lanthaler	10,000	10	years	86.32
				2.44	3,566
				7.17	5,000
				2.44	10,850
				11.38	5,556
Don Debethizy	10,000	10	years	86.32
Pamela Klein	10,000	10	years	86.32
A.A. Rosenberg	10,000	10	years	86.32
James M. Daly	10,000	10	years	86.32
Total	85,000				24,972

2019	ESOPs	Term		Exercise price	Exercised
Peter Verhaeghe	10,000	10	years	135.75
David L Lacey	10,000	10	years	135.75
Werner Lanthaler	10,000	10	years	135.75
				11.38	4,444
Pamela Klein	10,000	10	years	135.75
Don Debethizy	10,000	10	years	135.75
A.A. Rosenberg	10,000	10	years	135.75
James M. Daly	10,000	10	years	135.75
Total	70,000				4,444

The table below shows the stock options held at the start of the year ended December 31, 2019 and the stock options granted to the non‑executive directors which have vested during the year ended December 31, 2019, as well as the stock options to vest in the years ending December 31, 2020, December 31, 2021 and December 31, 2022 (in number of stock options), and the respective exercise price of such stock options:

	Total			Total					Options		Options		Options
	options	Options	Options	options	Options		Options		to		to		to
	held on	granted	exercised	held on	vested		vested		vest		vest		vest
	January 1,	in	in	December 31,	until	Exercise	in	Exercise	in	Exercise	in	Exercise	in	Exercise
Name	2019	2019	2019	2019	2018	price	2019	price	2020	price	2021	price	2022	price
Peter Verhaeghe	44,585	10,000		54,585	11,626	€2.44
					7,959	€3.95
					5,000	€7.17
					8,333	€11.38	1,667	€11.38
							3,333	€86.32	3,334	€86.32	3,333	€86.32
									3,333	€135.75	3,334	€135.75	3,333	€135.75

David L. Lacey	54,443	10,000		64,443	6,643	€2.44
					12,800	€7.17
					8,333	€11.38	1,667	€11.38
					5,000	€21.17	5,000	€21.17	5,000	€21.17
							3,333	€86.32	3,334	€86.32	3,333	€86.32
									3,333	€135.75	3,334	€135.75	3,333	€135.75

Werner Lanthaler	14,444	10,000	(4,444)	20,000	—	€2.44
					—	€7.17
					—	€11.38	—	€11.38
							3,333	€86.32	3,334	€86.32	3,333	€86.32
									3,333	€135.75	3,334	€135.75	3,333	€135.75

J. Donald deBethizy	35,000	10,000		45,000	15,000	€11.44
					8,333	€11.38	1,667	€11.38
							3,333	€86.32	3,334	€86.32	3,333	€86.32
									3,333	€135.75	3,334	€135.75	3,333	€135.75

Pamela Klein	35,000	10,000		45,000	15,000	€11.44
					8,333	€11.38	1,667	€11.38
							3,333	€86.32	3,334	€86.32	3,333	€86.32
									3,333	€135.75	3,334	€135.75	3,333	€135.75

A.A. Rosenberg	25,000	10,000		35,000	10,000	€14.13	5,000	€14.13
							3,333	€86.32	3,334	€86.32	3,333	€86.32
									3,333	€135.75	3,334	€135.75	3,333	€135.75

James M. Daly	25,000	10,000		35,000			7,500	€80.82	5,000	€80.82	2,500	€80.82
							3,333	€86.32	3,334	€86.32	3,333	€86.32
									3,333	€135.75	3,334	€135.75	3,333	€135.75

The table below shows the remaining term of the stock options held by the non‑executive directors on December 31, 2019.

Remaining term on
	Number of	December 31, 2019
Name	stock options	(rounded up)
Peter K.M. Verhaeghe	3,650	0.5 years
	2,340	1.0 years
	5,560	3.5 years
	3,181	4.0 years
	9,854	5.0 years
	10,000	6.5 years
	10,000	9.0 years
	10,000	10.0 years
David L. Lacey	3,180	3.5 years
	1,818	4.0 years
	14,445	5.0 years
	10,000	6.5 years
	15,000	8.0 years
	10,000	9.0 years
	10,000	10.0 years
Werner Lanthaler	10,000	9.0 years
	10,000	10.0 years
J. Donald deBethizy	15,000	5.5 years
	10,000	6.5 years
	10,000	9.0 years
	10,000	10.0 years
Pamela Klein	15,000	5.5 years
	10,000	6.5 years
	10,000	9.0 years
	10,000	10.0 years
A.A. Rosenberg	15,000	7.0 years
	10,000	9.0 years
	10,000	10.0 years
James M. Daly	15,000	8.5 years
	10,000	9.0 years
	10,000	10.0 years

Stock options are granted to the non-executive directors by the Board based on the recommendation of the Remuneration and Nomination Committee, and the option allocation scheme established by the board pursuant to the argenx Employee Stock Option Plan.

29. Contingencies

The Company is currently not facing any outstanding claims or litigations that may have a significant adverse impact on the Company’s financial position.

As described in note 18, the Company has received several types of government grants which are granted subject to a certain number of conditions that need to be met at grant date and in the future. The Company recognizes grant income from Belgian and Flemish grant bodies when all contractual conditions are met. These government institutions may however subsequently perform an audit which may result in a (partial) claw back of the grant. The Company deems that the claw back risk is remote in view of the continuous monitoring of the contractual conditions. The Company has fulfilled all existing conditions relating to the recognition of its grant income.

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

As described in note 13, in 2019, the Company granted a total of 1,365,172 stock options to certain of its employees, Board members and consultants. As part of the grant of these stock options, the Company has undertaken to compensate Belgian taxes that are paid upon the grant of these stock options if and when at the end of the exercise period, the stock price would be lower than the exercise price, as increased with these taxes. The Company has applied for a tax ruling on this subject that would cover the stock option grants as from June 28, 2018. The exposure that the Company could face at the end of the exercise period for the stock options granted in 2018 and 2019 ranges from €7.6 million to €8.6 million.

30. Commitments

At balance sheet date, there were no commitments signed for the acquisition of property, plant and equipment. In February 2019, the Company entered into a global collaboration and license agreement with Halozyme Therapeutics, Inc. Under the terms of the agreement, the Company will pay $10.0 million per target for future target nominations and potential future payments of up to $160.0 million per selected target subject to achievement of specified development, regulatory and sales-based milestones and up to $40.0 million subject to the achievement of additional, specified sales-based milestones. This amount represents the maximum amount that would be paid if all milestones would be achieved but excludes variable royalty payments based on unit sales. For the year ended December 31, 2019, the Company exercised the option to nominate an additional target (triggering a $10 million development milestone payment) and initiated a Phase 1 clinical trial using Halozyme's proprietary ENHANZE® drug delivery technology (triggering a $5 million development milestone payment).

The Company’s manufacturing commitments with its drug substance manufacturing contractor Lonza relate to the ongoing execution of the BLA services for efgartigimod and the ongoing manufacturing activities related to the start-up of Lonza Singapore as a potential future commercial manufacturing site. In December 2018, the Company signed its first commercial supply agreement with Lonza related to the reservation of commercial drug substance supply capacity for efgartigimod. The total commitment under this commercial supply agreement amounts to a minimum commitment of £25.3 million over a period of five years starting from 2020. In the aggregate, the Company has outstanding commitments for efgartigimod of approximately €53.4 million. In addition, the Company also has contractual obligations for cusatuzumab of approximately €34.4 million and for ARGX-117 of approximately €3.6 million.

31. Audit fees

The following auditors’ fees were expensed in the income statement:

	Year Ended December 31,
Fees	2019	2018	2017
	in thousands of €
Audit fees (1)	€730	€648	€179
Audit-related fees	159	143	724
Tax and other services (2)	—	—	—
Total	€889	€791	€903

(1)	Audit services performed by Deloitte Accountants B.V. as the external auditor referred to in Section 1 of the Dutch Accounting Firms Oversight Act (Wta) as well as by the Deloitte network.
(2)	Tax and other services performed by the Deloitte network.

32. Overview of consolidation scope

The parent company argenx SE is domiciled in the Netherlands. The Company, argenx SE, has one subsidiary, argenx BV, based in Belgium. argenx BV has two subsidiary, argenx US, Inc., based in the United States of America and argenx Japan KK, based in Japan. Details of the Company’s consolidated entities at the end of the reporting period are as follows:

Name	Registration number	Country	Participation	Main activity
argenx SE	COC 24435214	The Netherlands	100.00%	Holding company
argenx BV	0818292196	Belgium	100.00%	Biotechnical research on drugs and pharma processes
argenx US, Inc.	36-4880497	USA	100.00%	Pharmaceuticals and pharmacy supplies merchant wholesalers
argenx Japan KK	0104-01-145183	Japan	100.00%	Pharmaceuticals and pharmacy supplies merchant wholesalers

33.         Events after the balance sheet date

The recent outbreak of COVID-19 originated in Wuhan, China, in December 2019 and has since spread to multiple countries, including the United States and several European countries. On March 11, 2020, the World Health Organization declared the outbreak a pandemic. The spread of COVID-19 has impacted the global economy and may impact our operations, including the potential interruption of our clinical trial activities and our supply chain. For example, the COVID-19 outbreak may delay enrollment in our clinical trials due to prioritization of hospital resources toward the outbreak, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results. The spread of an infectious disease, including COVID-19, may also result in the inability of our suppliers to deliver clinical drug supplies on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Such events may result in a period of business disruption, and in reduced operations, or doctors and medical providers may be unwilling to participate in our clinical trials, any of which could materially affect our business, financial condition and results of operations. The extent to which the recent global COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain or treat its impact, among others. Any significant infectious disease outbreak, including the COVID-19 pandemic, could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide, resulting in an economic downturn that could impact our business, financial condition and results of operations, including our ability to obtain additional funding, if needed. The Company is proactively executing risk mitigation strategies to attenuate the impact of COVID-19.

(This page has been left blank intentionally.)