Form 20-F
period 2020-12-31
ARGENX SE
filed 2021-03-30
CIK 1697862

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

As of December 31, 2020 47,571,283 ordinary shares were outstanding, including ordinary shares represented by American Depositary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes X No ◻

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ◻ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes X No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files):

Yes X No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer X	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. X

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ◻	International Financial Reporting Standards as issued by the International Accounting Standards Board X	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ◻ Item 18 ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ◻ No X

Cautionary Statement with Respect to Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “will,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	the initiation, timing, progress and results of clinical trials of our product candidates, including statements regarding when results of the trials will be made public;
●	the potential attributes and benefits of our product candidates and their competitive position with respect to other alternative treatments;
●	our ability to advance product candidates into, and successfully complete, clinical trials;
●	our plans related to the commercialization of our product candidates, if approved;
●	the anticipated timing of the market authorizations of our products (if any);
●	the anticipated pricing and reimbursement of our product candidates, if approved;
●	the timing or likelihood of regulatory filings and approvals for any product candidates;
●	our ability to establish sales, marketing and distribution capabilities for any of our product candidates that achieve regulatory approval;
●	our regulatory strategy and our ability to establish and maintain manufacturing arrangements for our product candidates;
●	the scope and duration of protection we are able to establish and maintain for intellectual property rights covering our product candidates, platform and technology;
●	our estimates regarding expenses, future revenues, capital requirements and our needs for additional financing;
●	the rate and degree of market acceptance of our product candidates, if approved;
●	the potential benefits of our current collaborations;
●	our plans and ability to enter into collaborations for additional programs or product candidates;
●	the effect of COVID-19 on our business; and
●	the impact of government laws and regulations on our business.

You should refer to the section of this annual report titled “Item 3.D.—Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-

looking statements. Such risks and uncertainties may be amplified by the COVID-19 pandemic and its potential impact on our business and the global economy. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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

In addition, statements that include "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus supplement, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

v

Summary of Risk Factors

Our ability to implement our business strategy is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully below. These risks include, among others:

●	We have incurred significant losses since our inception and expect to incur losses for the foreseeable future. We may never achieve or maintain profitability.
●	All of our product candidates are either in preclinical, early-stage clinical or clinical development or market approval has been requested for them, but has not (yet) been granted. Our trials may fail and even if they succeed we may be unable to commercialize any or all of our product candidates due to a lack of, or delay in, regulatory approval or for other reasons.
●	We will face significant challenges in successfully commercializing our products.
●	Nearly all aspects of our activities are subject to substantial regulation. No assurance can be given that any of our product candidates will fulfill regulatory compliance. Failure to comply with such regulations could result in delays, suspension, refusals and withdrawal of approvals, as well as fines.
●	We rely, and expect to continue to rely, on third parties, including independent clinical investigators and CROs, to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.
●	We rely on patents and other intellectual property rights to protect our product candidates and platform technologies. Failure to enforce or protect these rights adequately could harm our ability to compete and impair our business.
●	Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel.

PART I

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.      KEY INFORMATION

A.       SELECTED FINANCIAL DATA

Our consolidated audited financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. We derived the selected consolidated statements of profit and loss and other comprehensive income, selected condensed consolidated statements of financial position and selected condensed consolidated statements of cash flow as of and for the years ended December 31, 2020, 2019 and 2018 from our consolidated audited financial statements, included herein. Our selected consolidated statements of profit and loss and other comprehensive income, selected condensed consolidated statements of financial position and selected condensed consolidated statements of cash flow as and for the year ended December 31, 2017 and 2016 have been extracted from our consolidated audited financial statements, which are not included herein. This data should be read together with, and is qualified in its entirety by reference to, “Item 5—Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this report. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	Year ended
	December 31,
	2020	2019	2018	2017	2016

	(In thousands, except share and per share data)
Consolidated statement of profit and loss and other comprehensive income:
Revenue	€36,425	€69,783	€21,482	€36,415	€14,713
Other operating income	18,109	12,801	7,749	4,841	2,439
Total operating income	54,534	82,584	29,232	41,257	17,152
Research and development expenses	(325,479)	(197,665)	(83,609)	(51,740)	(31,557)
Selling, general and administrative expenses	(149,367)	(64,569)	(27,471)	(12,448)	(7,011)
Total operating expenses	(474,846)	(262,234)	(111,080)	(64,188)	(38,568)
Change in fair value on non-current financial assets	2,544	1,096	—	—	—
Operating loss	(417,769)	(178,554)	(81,849)	(22,932)	(21,416)
Financial income/(expenses)	(1,414)	14,275	3,694	1,250	73
Exchange gains/(losses)	(106,956)	6,066	12,308	(5,797)	(31)
Loss before taxes	(526,139)	(158,213)	(65,847)	(27,479)	(21,374)
Income tax expense	(2,784)	(4,752)	(794)	(597)	—
Loss for the year and total comprehensive loss	€(528,923)	€(162,965)	€(66,641)	€(28,076)	€(21,374)
Weighted average number of shares outstanding	45,410,442	38,619,121	33,419,356	24,609,536	18,820,612
Basic and diluted loss per share (in €)	€(11.65)	€(4.22)	€(1.99)	€(1.14)	€(1.14)

	As of December 31,
	2020	2019	2018	2017	2016

	(In thousands)
Condensed consolidated statement of financial position:
Cash and cash equivalents and current financial assets	€1,626,968	€1,335,821	€564,569	€359,775	€96,728
Total assets	1,857,693	1,433,339	578,458	370,908	105,772
Deferred revenue — current and non-current	257,002	290,370	2,161	10,070	30,206
Total liabilities	492,110	382,593	40,063	25,977	42,398
Share capital	4,757	4,276	3,597	3,217	2,012
Share premium	2,058,123	1,308,539	673,454	430,518	126,358
Total equity	1,364,373	1,050,746	538,395	344,931	63,374

	As of December 31,
	2020	2019	2018	2017	2016

	(In thousands)
Condensed consolidated statement of cash flows:
Cash and cash equivalents at beginning of the period	€331,282	€281,040	€190,867	€89,897	€35,514
Net cash flows (used in) / from operating activities	(346,349)	134,584	(53,839)	(36,546)	10,599
Net cash flows (used in) / from investing activities	310,250	(744,338)	(107,542)	(162,052)	(806)
Net cash flows (used in) / from financing activities	747,897	659,359	244,671	305,365	44,621
Effect of exchange rate differences on cash and cash equivalents	(51,471)	637	6,883	(5,797)	(31)
Cash and cash equivalents at end of the period	€991,609	€331,282	€281,040	€190,867	€89,897

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

Summary of Risk Factors

Our ability to implement our business strategy is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully below. These risks include, among others:

●	We have incurred significant losses since our inception and expect to incur losses for the foreseeable future. We may never achieve or maintain profitability.

●	All of our product candidates are either in preclinical, early-stage clinical or clinical development or market approval has been requested for them, but has not (yet) been granted. Our trials may fail and even if they succeed we may be unable to commercialize any or all of our product candidates due to a lack of, or delay in, regulatory approval or for other reasons.
●	We will face significant challenges in successfully commercializing our products.
●	Nearly all aspects of our activities are subject to substantial regulation. No assurance can be given that any of our product candidates will fulfill regulatory compliance. Failure to comply with such regulations could result in delays, suspension, refusals and withdrawal of approvals, as well as fines.
●	We rely, and expect to continue to rely, on third parties, including independent clinical investigators and CROs, to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.
●	We rely on patents and other intellectual property rights to protect our product candidates and platform technologies. Failure to enforce or protect these rights adequately could harm our ability to compete and impair our business.
●	Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception and expect to incur losses for the foreseeable future. We may never achieve or maintain profitability.

We are a clinical-stage biopharmaceutical company with a limited operating history. We do not currently have any approved products and have never generated any revenue from product sales. Since our inception, we have incurred significant operating losses, totaling €758.5 million of cumulative losses over the financial years 2018, 2019 and 2020. Our losses resulted principally from costs incurred in research and development, preclinical testing, clinical development of our product candidates as well as costs incurred for research programs, pre-commercial activities and from general and administrative costs associated with our operations. In addition, we expect to continue to incur significant costs associated with our listings in the United States and in Europe. In the future, we intend to continue to conduct research and development, preclinical testing, clinical trials and regulatory compliance activities and we intend to continue our efforts to establish a sales, marketing and distribution infrastructure. These expenses, together with anticipated general and administrative expenses, will result in incurring further significant losses for at least the next several years. We anticipate that our expenses will increase substantially if and as we execute our business plan as further set out in “Item 4.B. — Business Overview – Our Strategy” and “Item 5.A. — Operating Results — Overview” and as we experience delays or encounter issues relating thereto, including failed studies, ambiguous trial results, safety issues or other regulatory challenges. If our losses become greater than expected, we may require additional financing than anticipated and such financing may not be available to us on acceptable terms or at all.

To become and remain profitable, we must succeed in developing and eventually commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, discovering and developing additional product candidates, obtaining regulatory approval for any product candidates that successfully complete clinical trials, establishing manufacturing and marketing capabilities and ultimately selling any products for which we may obtain regulatory approval. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve profitability. For instance, even if we receive approval of and commercialize efgartigimod for the treatment of MG in the United States, we can provide no assurances that we will be able to achieve profitability based on sales in that indication alone or that we will be able to receive approval of and commercialize efgartigimod in other indications or in other countries.

Even if we do generate product royalties or product sales, we may never achieve or sustain profitability on a quarterly or annual basis. Our failure to achieve or sustain profitability could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations and as such could have a material adverse impact on our business, financial condition and results of operations.

Substantial additional funding may be required in order to complete the development and commercialization of our product candidates but may not be available to us on acceptable terms or at all.

Notwithstanding our significant position of cash and cash equivalents and current financial assets as of December 31, 2021, we expect to require additional funding in the future to sufficiently finance our operations, to advance development of our product candidates and to continue our business activities relating to research and development and the commercialization of our products. Our future capital requirements for efgartigimod or our preclinical programs will depend on many factors, including those set out in “Item 5.B — Liquidity and Capital Resources”.

We expect our cash burn to increase significantly in 2021. The increased spend will support our transition to an integrated immunology company, including the build-out of global commercial infrastructure and drug product inventory ahead of the expected launch of efgartigimod in MG, the advancement of our clinical-stage pipeline, including seven clinical trials of efgartigimod, and continued investment in our immunology innovation program. Any failure by us to keep the cash burn under control by applying our funds effectively and managing our cash and investments appropriately could result in financial losses that could have a material adverse effect on our business.

Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources, which may include collaborations with third parties. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. Adequate additional financing may not be available to us on acceptable terms, or at all. The inability for us to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy and as a result we may be forced to delay, reduce or terminate the development or commercialization of all or part of our research programs or product candidates, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any of our product candidates, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired or we may be unable to take advantage of future business opportunities, all of which may have a material adverse impact on our business, financial condition and results of operations.

The investment of our cash and cash equivalents may be subject to risks which may cause losses and affect the liquidity of these investments.

As of December 31, 2020, we had cash and cash equivalents and current financial assets of €1,627.0 million. We historically have invested substantially all of our available cash and cash equivalents and current financial assets in either current accounts, savings accounts, term accounts or highly liquid money market funds, pending their use in our business. Any future investments may include term deposits, corporate bonds, commercial paper, certificate of deposit, government securities and money market funds in accordance with our cash management policy. These investments may be subject to general credit, liquidity, and market and interest rate risks. For example, we may realize losses in the fair value of these investments or a complete loss of these investments, which would have a negative effect on our financial condition. In addition, should our investments cease paying or reduce the amount of interest paid to us, our interest income would suffer. The market risks associated with our investment portfolio may have an adverse effect on our results of operations, liquidity and financial condition.

Risks Related to the Development and Clinical Testing of Our Product Candidates

All of our product candidates are either in preclinical, early-stage clinical or clinical development or market approval has been requested for them, but has not (yet) been granted. Our trials may fail and even if they succeed we may be unable to commercialize any or all of our product candidates due to a lack of, or delay in, regulatory approval or for other reasons.

For our clinical trials to succeed and in order to obtain the requisite regulatory approvals to market and sell any of our product candidates, we or our collaborators for such candidates must successfully demonstrate through extensive preclinical studies and clinical trials that our products are safe, pure and potent or effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process and our future clinical trial results may not be successful. There is a high failure rate for drugs and biologics proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in our clinical development could have a material adverse effect on our business, operating results and financial condition.

We may experience delays in our ongoing clinical trials, including as a result of COVID-19, and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Clinical trials can be delayed, suspended, or terminated for a large variety of reasons outside our control, including delays of approval from regulatory authorities, institutional review boards or ethics committees, delays or failure to recruit or retain patients, failures of third parties to comply with regulatory or contractual requirements or issues relating to the quantity, quality or stability of the product candidate.

We could encounter delays, for example if a clinical trial is suspended or terminated by us, by the institutional review boards, or IRBs, of the institutions in which such trials are being conducted or ethics committees, by the Data Review Committee, or DRC, or Data Safety Monitoring Board, or DSMB, for such trial or by the EMA, FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the EMA, FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, including those relating to the class to which our product candidates belong, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. We could also experience operational challenges as we undertake an increasing number of clinical trials. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Significant clinical trial delays could also allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates and impair our ability to commercialize our product candidates and may harm our business, results of operations and financial condition.

Clinical trials must be conducted in accordance with the EMA, FDA, PMDA and other applicable regulatory authorities' legal requirements and regulations and are subject to oversight by these governmental agencies and IRBs at the medical institutions where the clinical trials are conducted or ethics committees. In addition, clinical trials must be conducted with supplies of our product candidates produced under current good manufacturing practices, or cGMP, requirements and other regulations. Furthermore, we rely on contract research organizations or CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. We depend on our collaborators and on medical institutions and CROs to conduct our clinical trials in compliance with Good Clinical Practice, or GCP, requirements. To the extent our collaborators or the CROs or investigators fail to enroll participants for our clinical trials, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both, which may harm our business. In addition, clinical trials that are conducted in countries outside the European Union and the United States may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-European Union and non-U.S. CROs, as well as expose us to risks associated with clinical investigators who are unknown to the EMA, FDA or other regulatory authorities, and apply different standards of diagnosis, screening and medical care.

Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing and studies that support our planned Investigational New Drug applications, or INDs, in the United States or Japan, or a Clinical Trial Authorization Applications, or CTAs, in Europe, or a comparable application in other jurisdictions. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the EMA, FDA or other regulatory authorities will accept our proposed clinical programs or if the outcome of our preclinical testing and studies will ultimately support the further development of these product candidates. Thus, we cannot be sure that we will be able to submit INDs or CTAs or comparable applications for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or CTAs or comparable applications will result in the EMA, FDA or other regulatory authorities allowing clinical trials to begin.

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

Any of these occurrences may harm our business, results of operations and financial condition significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates or result in the development of our product candidates being stopped early.

The time required to obtain approval by the FDA, the EMA and comparable foreign authorities is unpredictable but typically takes many years, if obtained at all, following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval. We have limited experience in submitting and supporting the applications necessary to seek regulatory approvals and expect to rely on third-party CROs to assist us in this process. Securing regulatory approval requires the submission of extensive nonclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate's safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities.

If we are unable to obtain regulatory approval of our product candidates on a timely basis or at all, our business will be materially impacted. For instance, we have incurred significant time and expense related to preparation for the build-out of our global commercial infrastructure and drug product inventory ahead of the expected launch of efgartigimod in MG in the United States. If efgartigimod is not approved in the United States, or if such approval is significantly delayed, it could have a material adverse effect on our business and cause the price of the ordinary shares to decline.

Business interruptions resulting from the COVID-19 pandemic could cause a disruption of the development of our product candidates and adversely impact our business.

Public health crises such as pandemics or similar outbreaks could adversely impact our business, such as the COVID-19 pandemic. The COVID-19 pandemic is evolving, and to date has led to the implementation of various responses, including government-imposed quarantines, travel restrictions and other public health safety measures.

The extent to which the COVID-19 pandemic impacts our business and operations and those of our collaborators, including clinical development and regulatory efforts, will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time, such as the ultimate geographic spread of the disease, the duration of the outbreak, the duration and effect of business disruptions and the short-term effects and ultimate effectiveness of the travel restrictions, quarantines, social distancing requirements, vaccines, and business closures to contain and treat the disease. Accordingly, we do not yet know the full extent of potential delays or impacts on our business, our clinical and regulatory activities and those of our partners, healthcare systems or the global economy as a whole. However, these impacts could adversely affect our business, financial condition, results of operations and growth prospects. In addition, to the extent the ongoing COVID-19 pandemic adversely affects our business and results of operations, it may also have the effect of heightening many of the other risks and uncertainties described herein.

Operational impacts of COVID-19

We conduct our clinical trials globally, including in areas impacted by COVID-19 in North America, Europe and Japan. The continued spread of COVID-19 has and could continue to adversely impact our business and operations, including our or our third-party partners’ discovery activities, preclinical studies and clinical trials. The COVID-19 pandemic, and measures undertaken to control the spread of the virus, could impair our or our third-party partners’ ability to initiate clinical trial sites and recruit and retain patients because principal investigators and site staff, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography or due to prioritization of hospital resources toward the outbreak and restrictions in travel. Furthermore, some patients may be unwilling to enroll in our or our third-party partners’ trials or be unable to comply with clinical trial protocols if quarantines or travel restrictions impede patient movement or interrupt healthcare services. Patients in our and our third-party partners’ trials are at increased risk for COVID-19-related health issues due to a number of factors, including their age, the nature of their disease or stage of their disease. If patients in our or our third-party partners’ trials contract COVID-19, it could adversely impact the outcome of the trial, including by limiting the quality, completeness and interpretability of data that we are able to collect. As a result of these restrictions, enrollment in some of the ongoing trials we or our third-party partners are conducting has been or may be delayed, but the extent of the full impact is not quantifiable until the trajectory of the pandemic is better understood. The pandemic may also lead to delayed and missed dosing or delayed and missed disease evaluations for patients that have already been enrolled in ongoing trials. We and our third-party partners will continue to monitor the impact of COVID-19 on all ongoing clinical trials and will implement changes as necessary.

Economic impacts of COVID-19

The spread of COVID-19, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our ADSs and/or our ordinary shares.

Impacts of COVID-19 on employees or other stakeholders

COVID-19 may also negatively impact our employees and our other stakeholders. Precautionary measures that we have taken, such as temporarily requiring employees to work remotely, suspending all non-essential travel for our employees and discouraging employee attendance at industry events, may not succeed in minimizing the risk of infection to our employees, and such measures, together with the COVID-19 pandemic, could negatively impact the productivity or emotional health and wellbeing of our employees.

We may face ongoing obligations and additional expenses even if our product candidates are approved, and we may face restrictions, market withdrawal and penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

If the EMA, FDA or a comparable regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to commercialize such products. In addition, any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially expensive post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate.

Our product candidates are classified as biologics in the United States and, therefore, can only be sold if we obtain a BLA from the FDA and therefore cannot be sold in the United States if we do not obtain a BLA. The holder of a BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. The holder of a BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process.

If there are changes in the application of legislation, regulations or regulatory policies, or if problems are discovered with a product or our manufacture of a product, or if we or one of our distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include imposing fines on us, imposing restrictions on the product or its manufacture and requiring us to recall or remove the product from the market. The regulators could also revoke, suspend or withdraw our marketing authorizations, requiring us to conduct additional clinical trials, change our product labeling or submit additional applications for marketing authorization. If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect our business, financial condition and results of operations.

Our product candidates may have serious adverse, undesirable or unacceptable side effects or even death.

Undesirable side effects that may be caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the EMA, FDA or other comparable regulatory authorities. While our preclinical and clinical studies for our product candidates to date show that our product candidates have generally been well tolerated from a risk-benefit perspective, we have observed adverse events and treatment emergent adverse events in our clinical studies to date, and we may see additional adverse events and treatment emergent adverse events or TEAEs in our ongoing and future trials, which may be more serious than those observed to date, and as a result, our ongoing and future trials may be negatively impacted.

The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, results of operation and financial condition significantly. Further, because all of our product candidates and preclinical programs, other than efgartigimod, are based on our SIMPLE AntibodyTM platform, any adverse safety or efficacy findings related to any product candidate or preclinical program may adversely impact the viability of our other product candidates or preclinical programs.

Additionally, if any of our product candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products, a number of potentially significant negative consequences could arise, including:

●	regulatory authorities may withdraw approvals of such products and require us to take our approved product off the market;
●	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;
●	regulatory authorities may require a medication guide outlining the risks of such side effects for distribution to patients, or that we implement a risk evaluation and mitigation strategy, or REMS, plan to ensure that the benefits of the product outweigh its risks;
●	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;
●	we may be subject to limitations on how we may promote the product;
●	sales of the product may decrease significantly;
●	we may be subject to litigation or product liability claims; and
●	our reputation may suffer.

Any of these events could prevent us, our collaborators or our potential future partners from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenue from the sale of our products. For example, we understand that another company developing an FcRn antagonist recently initiated a voluntary pause of its ongoing clinical trials after an observed signal of elevated total cholesterol and LDL levels in one of its ongoing trials. We have evaluated efgartigimod in over 350 subjects and patients and we are not aware of any elevation of cholesterol markers related to treatment with efgartigimod. However, if we were to observe unexpected adverse events of whatever kind, our trials could be similarly paused and it could have a material adverse effect on our ability to further the advancement of our product candidates.

We face significant competition for our drug discovery and development efforts.

The market for pharmaceutical products is highly competitive. Our competitors include many established pharmaceutical companies, biotechnology companies, universities and other research or commercial institutions, many of which have substantially greater financial, research and development resources than we have. A detailed analysis of the intense competition we face in the autoimmune field, the field of leukemia and lymphoma and the monoclonal antibody drug discovery field is set out in “Item 4.B. — Business Overview — Competition”. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing pharmaceutical products. Smaller and early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, the development of our products.

The fields in which we operate are characterized by rapid technological change and innovation. There can be no assurance that our competitors are not currently developing, or will not in the future develop, technologies and products that are equally or more effective or are more economically attractive than any of our current or future technology or product. Competing products or technology platforms may gain faster or greater market acceptance than our products or technology platforms and medical advances or rapid technological development by competitors may result in our product candidates or technology platforms becoming non-competitive or obsolete before we are able to recover our research and development and commercialization expenses. If we, our product candidates or our technology platforms do not compete effectively, it is likely to have a material adverse effect on our business, financial condition and results of operation.

We depend on enrollment of patients in our clinical trials for our product candidates.

Identifying and qualifying patients to participate in our clinical trials is critical to our success. Patient enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical trials, the availability of new drugs approved for the indication the clinical trial is investigating, and clinicians' and patients' perceptions as to the potential advantages of the drug being studied in relation to other available therapies. Since some of our product candidates are focused on addressing rare diseases and conditions, there are limited patient pools available to complete our clinical trials in a timely and cost-effective manner. For example, the number of patients suffering from each of MG; ITP; PV; PF; CIDP; T-cell lymphoma, or TCL; and acute myeloid leukemia, or AML, is small and has not been established with precision. If the actual number of patients with these disorders is smaller than we anticipate, we may encounter difficulties in enrolling patients in our clinical trials, thereby delaying or preventing development and approval of our drug candidates. Even once enrolled we may be unable to retain a sufficient number of patients to complete any of our trials.

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

We may become exposed to costly and damaging liability claims.

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Currently, we have no products that have been approved for commercial sale; however, the current and future use of product candidates by us and our collaborators in clinical trials, and the potential sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients who use the product, healthcare providers, pharmaceutical companies, our collaborators or others selling such products. Any claims against us, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for our product candidates or any prospects for commercialization of our product candidates. Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a drug, even after regulatory approval, may exhibit unforeseen side effects. If any of our product candidates were to cause adverse side effects during clinical trials or after approval of the product candidate, we may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

●	decreased demand for our products due to negative public perception;
●	damage to our reputation;

●	withdrawal of clinical trial participants or difficulties in recruiting new trial participants;
●	initiation of investigations by regulators;
●	costs to defend or settle the related litigation;
●	a diversion of management's time and our resources;
●	substantial monetary awards to trial participants or patients;
●	product recalls, withdrawals or labeling, marketing or promotional restrictions;
●	loss of revenues from product sales; and
●	the inability to commercialize any of our product candidates, if approved.

Although we maintain product liability insurance for our product candidates and we intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for any of our product candidates, we may not be able to maintain insurance coverage at a reasonable cost or to obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

Should any of the events described above occur, this could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Commercialization of Our Product Candidates

We will face significant challenges in successfully commercializing our products.

We are in the process of setting up our sales and marketing infrastructure, have no experience in the sale or marketing of pharmaceutical products and may not timely have the appropriate infrastructure in place yet (including, such as information technology, enterprise resource planning and forecasting). To achieve commercial success for any approved product, we must develop or acquire a sales and marketing organization, outsource these functions to third parties or enter into collaboration arrangements with third parties. We plan to establish our own sales and marketing capabilities and promote our product candidates if and when regulatory approval has been obtained in the major European Union countries, the United States and Japan. There are risks involved should we decide to establish our own sales and marketing capabilities or enter into arrangements with third parties to perform these services. Even if we establish sales and marketing capabilities, we may fail to launch our products effectively or to market our products effectively. Recruiting and training a sales force is expensive and costs of creating an independent sales and marketing organization and of marketing and promotion could be above those anticipated by us. In addition, recruiting and training a sales force is time consuming and could delay any product launch. In the event that any such launch (e.g. the expected launch of efgartigimod in MG in the U.S.) is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

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

The future commercial success of our product candidates will depend on the degree of market acceptance.

When available on the market, our products may not achieve an adequate level of acceptance by physicians, patients and the medical community, and we may not become profitable. For instance, our product candidates may not achieve an adequate level of acceptance by physicians because of dosing complexity or from patients because of infusion fatigue. In addition, efforts to educate the medical community and third-party payers on the benefits of our products may require significant resources and may never be successful which would prevent us from generating significant revenues or becoming profitable. Market acceptance of our future products by physicians, patients and healthcare payers will depend on a number of factors, many of which are beyond our control, including, but not limited to:

●	the wording of the product label;
●	changes in the standard of care for the targeted indications for any product candidate;
●	sales, marketing and distribution support;
●	potential product liability claims;
●	acceptance by physicians, patients and healthcare payers of each product as safe, effective and cost-effective;
●	relative convenience, ease of use, ease of administration and other perceived advantages over alternative products;
●	prevalence and severity of adverse events or publicity;
●	limitations, precautions or warnings listed in the summary of product characteristics, patient information leaflet, package labeling or instructions for use;
●	the cost of treatment with our products in relation to alternative treatments;
●	the extent to which products are approved for inclusion and reimbursed on formularies of hospitals and managed care organizations; and
●	whether our products are designated in the label, under physician treatment guidelines or under reimbursement guidelines as a first-line, second-line, or third-line or last-line therapy.

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

The Biologics Price Competition and Innovation Act of 2009, or BPCIA, created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning are subject to uncertainty. See also “Item 4.B. — Business Overview — Government Regulation”.

We believe that any of our product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar product, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

In the United States, the European Union and other foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. A detailed description of the relevant legislative and regulatory initiatives and changes is contained in “Item 4.B. — Business Overview — Government Regulation”. If such legislative and/or regulatory initiatives and changes would lead to increased restrictions on marketing our products, or lead to limiting the funds available for healthcare in jurisdictions relevant to us which may reduce reimbursement levels and is likely to affect the prices we may set, we would be negatively impacted in our ability to successfully and profitably market our product candidates.

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

Although we do not currently have any products on the market, our current and future operations may be directly, or indirectly through our customers and third-party payors, subject to various U.S. federal and state, European, Japanese and Chinese healthcare laws and regulations, including, without limitation, the U.S. federal Anti-Kickback Statute. Healthcare providers, physicians and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. These laws may impact, among other things, our proposed sales, marketing and education programs and constrain our business and financial arrangements and relationships with third-party payors, healthcare professionals who participate in our clinical research program, healthcare professionals and others who recommend, purchase, or provide our approved products, and other parties through which we market, sell and distribute our products for which we obtain marketing approval. In addition, we may be subject to patient data privacy and security regulation by both the U.S. federal government and the other states and countries in which we conduct our business. Finally, our current and future operations are subject to additional healthcare-related statutory and regulatory requirements and enforcement by regulatory authorities in jurisdictions in which we conduct our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements. We have no experience in the sale or marketing of pharmaceutical products and, in light of any future approval and commercialization, we will need to continue building an internal program to ensure compliance with the different health care laws and regulations. The establishment of an internal compliance program will involve substantial costs and the program may not be successful in complying with the different reporting requirements. For an overview of some of the laws and regulations which may affect our ability to operate, please refer to “Item 4.B. — Business Overview — Government Regulation”.

It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion of drugs from government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm and the curtailment or restructuring of our operations. Defending against any such actions can be costly and time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time and resource consuming and can divert a company’s attention from the business. For further details and examples, we refer “Item 4.B — Business Overview — Government Regulation”.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. For example, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is generally not permitted in the countries that form part of the European Union. Some European Union Member States have enacted laws explicitly prohibiting the provision of these types of benefits and advantages to induce or reward improper performance generally, and the United Kingdom has enacted such laws through the Bribery Act 2010. Infringements of these laws can result in substantial fines and imprisonment. EU Directive 2001/83/EC, which is the EU Directive governing medicinal products for human use, further provides that, where medicinal products are being promoted to persons qualified to prescribe or supply them, no gifts, pecuniary advantages or benefits in kind may be supplied, offered or promised to such persons unless they are inexpensive and relevant to the practice of medicine or pharmacy. This provision has been transposed into the Human Medicines Regulations 2012 and so remains applicable in the UK despite its departure from the EU. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business.

We may be subject to privacy laws, regulation and enforcement. Our failure to comply with these laws could harm our results of operations and financial conditions.

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

Beginning on May 25, 2018, the Directive was replaced by Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, or the GDPR. The GDPR imposes a broad range of strict requirements on companies subject to the GDPR, such as us, including requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside the European Economic Area, or the EEA, including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments, and record-keeping. The GDPR substantially increases the penalties to which we could be subject in the event of any non-compliance, including fines of up to 10,000,000 Euros or up to 2% of our total worldwide annual turnover for certain comparatively minor offenses, or up to 20,000,000 Euros or up to 4% of our total worldwide annual turnover for more serious offenses. We face uncertainty as to the exact interpretation of the requirements under the GDPR, and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the GDPR.

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

Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, after a recommendation from the EMA's Committee for Orphan Medicinal Products, or COMP, the European Commission grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition either affecting not more than five in 10,000 persons in the European Union or when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product. In each case there must be no satisfactory method of diagnosis, prevention or treatment of such condition, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity following drug or biological product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. If we fail to obtain or if we lose orphan drug status for one or more of our product candidates, the aforementioned incentives and market exclusivity may not or no longer be available to us, which is likely to increase the overall cost of development and to decrease the competitive position of such product candidate.

We may from time to time seek orphan drug designation in the United States or Europe for certain indications addressed by our product candidates. For example, in September 2017, the FDA granted orphan drug designation for the use of efgartigimod for the treatment of MG, in January 2019 the FDA granted orphan drug designation for the use of efgartigimod for the treatment of Primary Immune Trombocytopenia and for the use of cusatuzumab for the treatment of acute myeloid leukemia. Even if we are able to obtain orphan designation, we may not be the first to obtain marketing approval for such indication due to the uncertainties associated with developing pharmaceutical products. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA or the EMA can subsequently approve the same drug with the same active moiety for the same condition if the FDA or the EMA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

We may not obtain or maintain adequate coverage or reimbursement status for our product candidates.

Even if our product candidates are approved for marketing, sales of such product candidates will depend, in part, on the extent to which third-party payors, including government health programs in the United States (such as Medicare and Medicaid) and other countries, commercial health insurers, and managed care organizations, provide coverage and establish adequate reimbursement levels for such product candidates. Moreover, increasing efforts by governmental and third-party payors in the European Union, the United States, China and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. For instance, access to efgartigimod for the treatment of MG may be restricted by limited payer coverage due to treatment criteria, which may prevent us from realizing its full commercial potential. A detailed analysis of some of the most relevant developments and challenges regarding coverage and reimbursement is set out in “Item 4.B. — Business Overview — Government Regulation”.

Limitations on reimbursement and reimbursement levels may diminish or prevent altogether any significant demand for our products and/or may prevent us entirely from entering certain markets, which would prevent us from generating significant revenues or becoming profitable, which would adversely affect our business, financials and results of operations.

We may not be able to successfully achieve support among healthcare providers and third-party payors for our product candidates, and our relationships with such parties are subject to regulations.

Our current and future arrangements with providers, researchers, consultants, third-party payors and customers are subject to broadly applicable national, federal and state fraud and abuse, anti-kickback, false claims, transparency and patient privacy laws and regulations and other healthcare laws and regulations that may constrain our business and/or financial arrangements.

We will be required to spend substantial time and money to ensure that our business arrangements with third parties comply with applicable healthcare laws and regulations. Recent healthcare reform legislation has strengthened these federal and state healthcare laws (for more information see “Item 4.B — Business Overview — Government Regulation”). Violations of these laws can subject us to criminal, civil and administrative sanctions including monetary penalties, damages, fines, disgorgement, individual imprisonment and exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm, and the required curtailment or restructuring of our operations. Moreover, we expect that there will continue to be federal and state laws and regulations, proposed and implemented, that could impact our business, financial condition and results of operations.

Risks Related to Our Business and Industry

Nearly all aspects of our activities are subject to substantial regulation. No assurance can be given that any of our product candidates will fulfill regulatory compliance. Failure to comply with such regulations could result in delays, suspension, refusals and withdrawal of approvals, as well as fines.

The international biopharmaceutical and medical technology industry is subject to a high level of regulation by the FDA, the EMA, the PMDA and other comparable regulatory authorities and by other national or supra-national regulatory authorities. Applicable regulations impose substantial requirements covering nearly all aspects of our activities and the activities of our partners and licensees, notably on research and development, manufacturing, preclinical tests, clinical trials, labeling, marketing, sales, storage, record keeping, promotion and pricing of our product candidates.

Failure to (timely) comply with regulatory requirements could have far reaching consequences for us, including significant delay in our product development as a result of regulatory authorities recommending non-approval or restrictions on approval of a product candidate. Any failure or delay of any of our product candidates in clinical studies or to receive regulatory approval could have a material adverse effect on our business, results of operations and financial condition. If any of our product candidates fails to obtain approval on the basis of any applicable condensed regulatory approval process, this will prevent such product candidate from obtaining approval in a shortened time frame, or at all, resulting in increased expenses which would materially harm our business.

Regulations differ substantially per jurisdiction and are subject to constant change. In order to market our future products in regions such as the European Economic Area, United States of America, Asia Pacific and many other foreign jurisdictions, we must obtain separate regulatory approvals. The approval procedures vary among countries and can require additional clinical testing, and the time required to obtain approval may differ from that required to obtain approval. Moreover, clinical studies conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the EMA, the FDA or the PMDA does not ensure approval by the comparable authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the EMA, the FDA or the PMDA.

There can be no assurance that our product candidates will fulfil the criteria required to obtain necessary regulatory approval to access the market. Also, at this time, we cannot guarantee or know the exact nature, precise timing and detailed costs of the efforts that will be necessary to complete the remainder of the development of our research programs and product candidates. Each of the FDA, EMA and other comparable regulatory authorities may impose its own requirements, may discontinue an approval or revoke a license, may refuse to grant approval, or may require additional data before granting approval, notwithstanding that approval may have been granted by the FDA, EMA or one or more other comparable foreign authority. The FDA, EMA or other comparable regulatory authorities may also approve a product candidate for fewer or more limited indications or patient sub-segments than requested or may grant approval subject to the performance of post-marketing studies. The EMA's, the FDA's or other regulatory authority's approval may be delayed, limited or denied for a number of reasons, most of which are beyond our control. Such reasons could include, among others, the production process or site not meeting the applicable requirements for the manufacture of regulated products, or the products not meeting applicable requirements for safety, purity or potency, or efficacy, during the clinical development stage or after marketing.

The FDA, EMA and other comparable regulatory authorities have substantial discretion in the approval process and determining when or whether regulatory approval will be obtained for any of our product candidates. Any of the FDA, EMA and other comparable regulatory authorities may disagree with our interpretation of data submitted for their review. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, EMA or any other regulatory authority. For instance, we announced positive Phase 3 data and submitted a BLA to the FDA in December 2020, for efgartigimod for the treatment of gMG. The FDA must inform us within 60 days of submission if it has accepted our BLA submission and filed it for regulatory review. If the FDA determines that our BLA submission is incomplete or insufficient for filing, the FDA may refuse to file the BLA. Any such refusal by the FDA could require us to expend additional time and resources to revise and resubmit our BLA or harm our business and reputation. We can provide no assurances that our BLA will be approved on the timeline that we expect or at all. Furthermore, the FDA announced plans to resume prioritized domestic inspections in July 2020. We may not be ready for such an inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities in view of the commercial launch of efgartigimod for the treatment of MG.

We and our collaborative partners are, or may become subject to, numerous ongoing other regulatory obligations, such as data protection, environmental, health and safety laws and restrictions on the experimental use of animals. The costs of compliance with such applicable regulations, requirements or guidelines could be substantial, and failure to comply could result in sanctions, including fines, injunctions, civil penalties, denial of applications for marketing authorization of our products, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly increase our or our collaborative partners' costs or delay the development and commercialization of our product candidates.

The time required to obtain approval by the FDA, EMA and comparable regulatory authorities is unpredictable but typically takes many years, if obtained at all, following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market any of our product candidates, including efgartigimod for the treatment of gMG, which would significantly harm our business, results of operations and prospects.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

We may become exposed to liability and substantial expenses in connection with environmental compliance or remediation activities.

Our operations, including our research, development, testing and manufacturing activities, are subject to numerous environmental, health and safety laws and regulations. These laws and regulations govern, among other things, the controlled use, handling, release and disposal of and the maintenance of a registry for, hazardous materials and biological materials, such as chemical solvents, human cells, carcinogenic compounds, mutagenic compounds and compounds that have a toxic effect on reproduction, laboratory procedures and exposure to blood-borne pathogens. If we fail to comply with such laws and regulations, we could be subject to fines or other sanctions.

We face a risk of environmental liability inherent in our current and historical activities, including liability relating to releases of or exposure to hazardous or biological materials. Environmental, health and safety laws and regulations are becoming more stringent. We may be required to incur substantial expenses in connection with future environmental compliance or remediation activities, in which case, our production and development efforts may be interrupted or delayed, and our financial condition and results of operations may be materially adversely affected.

Our employees and relevant third parties may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk that our employees, independent contractors, principal investigators, CROs, consultants, vendors and collaboration partners may engage in fraudulent conduct or other illegal activities. Misconduct by these parties could include intentional, reckless and negligent conduct or unauthorized activities that violate: (i) the regulations of the FDA, EMA and other comparable regulatory authorities, including those laws that require the reporting of true, complete and accurate information to such authorities; (ii) manufacturing standards; (iii) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and in other countries; or (iv) laws that require the reporting of true, complete and accurate financial information and data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, results of operations and financial condition, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid and other U.S. or international healthcare programs, individual imprisonment, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. These risks may be particularly heightened given our lack of experience with commercialization and the rapid growth of our sales and marketing function. Furthermore, due to the highly regulated environment in which we operate and our heavy reliance on approval of our products by governmental entities and healthcare providers, reputational risks related to the misconduct or other improper behavior as described above are likely to have a bigger impact on us than on most companies operating in other industries.

Our high dependency on public perception of our products may negatively influence the success of these products.

If any of our product candidates are approved for commercial sale, we will be highly dependent upon consumer perceptions of the safety and quality of our products. We could be adversely affected if we were subject to negative publicity or if any of our products or any similar products distributed by other companies prove to be, or are asserted to be, harmful to patients. Because of our dependence upon consumer perception, any adverse publicity associated with illness or other adverse effects resulting from patients' use or misuse of our products or any similar products distributed by other companies could have a material adverse impact on our business, prospects, financial condition and results of operations.

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

Although a substantial amount of our efforts will focus on the continued preclinical and clinical testing and potential approval of our product candidates in our current pipeline, a key element of our long-term growth strategy is to develop and market additional products and product candidates. Because we have limited financial and managerial resources, research programs to identify product candidates will require substantial additional technical, financial and human resources, whether or not any product candidates are ultimately identified. The success of this strategy depends partly upon our ability to identify, select and develop promising product candidates and products. Our technology platforms may fail to discover and to generate additional product candidates that are suitable for further development. All product candidates are prone to risks of failure typical of pharmaceutical product development, including the possibility that a product candidate may not be suitable for clinical development as a result of its harmful side effects, limited efficacy or other characteristics that indicate that it is unlikely to be a product that will receive approval by the FDA, EMA and other comparable regulatory authorities and achieve market acceptance. If we do not successfully develop and commercialize product candidates based upon our technological approach, we may not be able to obtain product or collaboration revenues in future periods, which would adversely affect our business, prospects, financial condition and results of operations.

Our long-term growth strategy to develop and market additional products and product candidates is heavily dependent on precise, accurate and reliable scientific data to identify, select and develop promising pharmaceutical product candidates and products. Our business decisions may therefore be adversely influenced by improper or fraudulent scientific data sourced from third parties. Any irregularities in the scientific data used by us to determine our focus in research and development of product candidates and products could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may face service, manufacturing or supply chain failures or other failures, business interruptions or other disasters.

Our product candidates are biologics and require processing steps that are more difficult than those required for most chemical pharmaceuticals. Accordingly, multiple steps are needed to control the manufacturing processes. Problems with these manufacturing processes, such as capacity issues, or even minor deviations from the normal process or from the materials used in the manufacturing process, which may not be detectable by us in a timely manner, could lead to manufacturing failures or product defects, resulting in lot failures, product recalls, product liability claims and insufficient inventory. Furthermore, our supply chain failures would create a risk of non-compliance toward partners due to shortages, for example, if argenx BV is not able to deliver its product to its partner in China.

Also, certain raw materials or other products necessary for the manufacture and formulation of our product candidates, some of which are difficult to source, are provided by single-source unaffiliated third-party suppliers. In addition, we rely on certain third parties to perform filling, finishing, distribution, laboratory testing and other services related to the manufacture of our product candidates, and to supply various raw materials and other products. We would be unable to obtain these raw materials, other products, or services for an indeterminate period of time if any of these third parties were to cease or interrupt production or otherwise fail to supply these materials, products, or services to us for any reason, including due to regulatory requirements or actions (including recalls), adverse financial developments at or affecting the supplier, failure by the supplier to comply with cGMPs, contamination, business interruptions, or labor shortages or disputes. In any such circumstances, we may not be able to engage a backup or alternative supplier or service provider in a timely manner or at all. This, in turn, could materially and adversely affect our ability to supply product candidates, which could materially and adversely affect our business, financial condition and results of operations.

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

We face the risk of computer system failures, data leaks and cybercrimes.

Despite the implementation of security measures, our internal computer systems and those of our third-party service providers are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Cyber-attacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyber-attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information. Cyber-attacks also could include phishing attempts or e-mail fraud to cause payments or information to be transmitted to an unintended recipient.

Any system failure, accident or security breach that causes interruptions in our own or in third-party service vendors' operations could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our or our partners' regulatory approval efforts and significantly increase our costs in order to recover or reproduce the lost data. To the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur liability, our product development programs and competitive position may be adversely affected and the further development of our product candidates may be delayed. If the integrity of our cybersecurity systems is breached, we may incur significant effects such as remediation expenses, lost revenues, litigation costs and increased insurance premiums and may also experience reputational damage and the erosion of shareholder value. Furthermore, we may incur additional costs to remedy the damage caused by these disruptions or security breaches. Like other companies, we have on occasion experienced, and will continue to experience, threats to our data and systems, including malicious codes and viruses, phishing, business email compromise attacks, or other cyber-attacks. Whereas none of these instances had a material impact so far, the number and complexity of these threats continue to increase over time. If a material breach of our information technology systems or those of our third party service providers occurs, the market perception of the effectiveness of our security measures could be harmed and our reputation and credibility could be damaged.

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

In order to successfully commercialize and market our products in the future we may need to implement additional enterprise resource management systems which is a complex process that may cause us to face delays. We may also need to implement computer systems such as additional global enterprise research systems, or ERP systems, in which we have limited experience and which may prove a complex process that could cause delays in our commercialization process.

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

We have relied upon and plan to continue to rely upon third parties, including licensees, independent clinical investigators and third-party CROs, to conduct our preclinical studies and clinical trials and to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our partners, third-party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, EMA and comparable regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we, our investigators or any of our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. Upon inspection by a given regulatory authority, such regulatory authority may determine that our clinical trials do not fully comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

Further, these investigators and CROs are not our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical trials. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of any product candidates that we develop. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated.

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

There is a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. If any of our relationships with these third-party CROs or clinical investigators terminate, we may not be able to enter into arrangements with alternative CROs or investigators or to do so on commercially reasonable terms. If CROs or clinical investigators do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.

Switching or adding additional CROs (or investigators) involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and results of operations.

We rely and will continue to rely on collaborative partners regarding the development of our research pro-grams and product candidates. If we fail to enter into new strategic relationships our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

We are, and expect to continue to be, dependent on partnerships with partners relating to the development and commercialization of our existing and future research programs and product candidates. We currently have collaborative research relationships with various pharmaceutical companies such as Janssen, AbbVie, Shire, Zai Lab and with various academic and research institutions worldwide, for the development of product candidates resulting from such collaborations. We had, have and will continue to have discussions on potential partnering opportunities with various pharmaceutical companies. If we fail to enter into or maintain collaborations on reasonable terms or at all, our ability to develop our existing or future research programs and product candidates could be delayed, the commercial potential of our products could change and our costs of development and commercialization could increase.

Our dependence on collaborative partners subjects us to a number of risks, including, but not limited to termination of the collaboration agreements with all its consequences, disagreement on the interpretation of contractual terms or no adherence or uncertainties as part of the ongoing collaboration.

We face significant competition in seeking appropriate collaborative partners. Our ability to reach a definitive agreement for a partnership will depend, among other things, upon an assessment of the collaborator's resources and expertise, the terms and conditions of the proposed partnership and the proposed collaborator's evaluation of a number of factors. These factors may include the design or results of clinical trials, the likelihood of regulatory approval, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership regardless of the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a partnership could be more attractive than the one with us.

We rely on third parties to supply and manufacture our product candidates, and we expect to continue to rely on third parties to manufacture our products, if approved. The development of such product candidates and the commercialization of any products, if approved, could be stopped, delayed or made less profitable if any such third party fails to provide us with sufficient quantities of product candidates or products or fails to do so at acceptable quality levels or prices or fails to maintain or achieve satisfactory regulatory compliance

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our product candidates for use in the conduct of our clinical studies or for commercial supply, if our products are approved. Instead, we rely on, and expect to continue to rely on contract manufacturing organizations, or CMOs. We currently rely mainly on Lonza Sales AG, or Lonza, based in Slough, UK and Singapore for the manufacturing of the drug substance of all our products and the production cell line POTELLIGENT® CHOK1SV jointly owned by Lonza and BioWa, Inc. for clinical and commercial scale production of ADCC enhanced antibody products. Furthermore, we use Vetter Pharma International GmbH's fill and finish services for our products. Reliance on third-party providers may expose us to more risk than if we were to manufacture our product candidates ourselves. We do not control the manufacturing processes of the CMOs we contract with and are dependent on those third parties for the production of our product candidates in accordance with relevant regulations (such as cGMP), which includes, among other things, quality control, quality assurance and the maintenance of records and documentation.

If we were to experience an unexpected loss of supply of or if any supplier were unable to meet our demand for any of our product candidates, we could experience delays in our research or planned clinical studies or commercialization. We could be unable to find alternative suppliers of acceptable quality, in the appropriate volumes and at an acceptable cost. Moreover, our suppliers are often subject to strict manufacturing requirements and rigorous testing requirements, which could limit or delay production. The long transition periods necessary to switch manufacturers and suppliers, if necessary, would significantly delay our clinical studies and the commercialization of our products, if approved, which would materially adversely affect our business, financial condition and results of operation.

We and our third-party suppliers may also be subject to audits by the FDA, EMA or other comparable regulatory authorities. If any of our third-party suppliers fails to comply with cGMP or other applicable manufacturing regulations, our ability to develop and commercialize the products could suffer significant interruptions. We face risks inherent in relying on a single CMO, as any disruption, such as a fire, pandemic, natural hazards or vandalism at the CMO could significantly interrupt our manufacturing capability. Alternative production plans in place or disaster-recovery facilities available to us may not be sufficient. In case of a disruption, we may have to establish additional alternative manufacturing sources. This would require substantial investment on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we may experience significant manufacturing delays as we build or locate replacement facilities and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis, if at all. Also, operating any new facilities may be more expensive than operating our current facili-ties. Further, business interruption insurance may not adequately compensate us for any losses that may occur, and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event of the manufacturing facility could have drastic consequences, including placing our financial stability at risk.

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

Accuracy and timing of our financial reporting is partially dependent on information received from third party partners, which we do not control.

We have collaborated, and plan to continue to collaborate, with third parties on product candidates that we believe have promising utility in disease areas or patient populations that are better served by resources of larger biopharmaceutical companies. See “Collaborations” in “Item 4.B.—Business Overview” for a more detailed description of these collaborations. As part of some of these collaborations, our collaboration partners are responsible for providing us with financial information regarding specific projects, including funds spent, liabilities incurred and expected future costs, on which we rely for our own financial reporting. In the event that our collaboration partners fail to provide us with the necessary financial information within the agreed upon timeframes, or if such financial information proves partially inaccurate, this is likely to impact the accuracy of our own financial reporting. Our reliance on financial information received from our collaboration partners may impact our own internal and external financial reporting and any delay in the provision of such financial information to us or any failure by us to identify mistakes in the financial information provided to us may cause our own financial statements to be partially inaccurate. Any inaccuracy in our financial reporting could cause investors to lose confidence in our financial reporting. This in turn may lead to reputational damage and/or affect our ability to, and the terms on which we may, obtain future (equity) financing which may harm our business.

Risks Related to Intellectual Property

We rely on patents and other intellectual property rights to protect our product candidates and platform technologies. Failure to enforce or protect these rights adequately could harm our ability to compete and impair our business.

Our commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property rights for our product candidates, methods used to manufacture those products and the methods for treating patients using those products, or on licensing in such rights. Specifically, we are materially dependent on patent and other proprietary protection related to our core platform technologies, described in “Platform Technologies” in “Item 4.B. —Business Overview — Intellectual Property”, and our product candidates, as described in “Product Candidates: Wholly-Owned Programs” in “Item 4.B. —Business Overview — Intellectual Property” and “Product Candidates: Partnered Programs” in “Item 4.B. —Business Overview — Intellectual Property”. Failure to protect or to obtain, maintain or extend adequate patent and other intellectual property rights could materially adversely affect our ability to develop and market our products and product candidates. The enforcement, defense and maintenance of such patents and other intellectual property rights may be challenging and costly.

We cannot be certain that patents will be issued or granted with respect to applications that are currently pending. As a biopharmaceutical company our patent position is uncertain because it involves complex legal and factual considerations. The standards applied by the European Patent Office, the United States Patent and Trademark Office, or USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biopharmaceutical patents. Consequently, patents may not issue from our pending patent applications. As such, we do not know the degree of future protection that we will have on our proprietary products and technology. The scope of patent protection that the European Patent Office and the USPTO will grant with respect to the antibodies in our antibodies product pipeline is uncertain. It is possible that the European Patent Office and the USPTO will not allow broad antibody claims that cover antibodies closely related to our product candidates as well as the specific antibody. As a result, upon receipt of EMA or FDA approval, competitors may be free to market antibodies almost identical to ours, including biosimilar antibodies, thereby decreasing our market potential. However, a competitor cannot submit to the FDA an application for a biosimilar product based on one of our products until four years following the date of approval of our "reference product," and the FDA may not approve such a biosimilar product until 12 years from the date on which the reference product was approved. See “Licensure and Regulation of Biologics in the United States” in Item 4.B. —Business Overview — Government Regulation for more details regarding biosimilar regulatory exclusivities.

The patent prosecution process is expensive and time-consuming, and we and our current or future licensors, licensees or collaboration partners may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our licensors, licensees or collaboration partners will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Further, the issuance, scope, validity, enforceability and commercial value of our and our current or future licensors', licensees' or collaboration partners' patent rights are highly uncertain. Our and our licensors' pending and future patent applications may not result in patents being issued that protect our technology or products, in whole or in part, or that effectively prevent others from commercializing competitive technologies and products. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, or we may need to enter into new license or royalty agreements, covering technology that we license from or license to third parties or have developed in collaboration with our collaboration partners and are reliant on patent procurement activities of our licensors, licensees or collaboration partners. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. If our current or future licensors, licensees or collaboration partners fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our licensors, licensees or collaboration partners are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. The patent examination process may require us or our licensors, licensees or collaboration partners to narrow the scope of the claims of our or our licensors', licensees' or collaboration partners' pending and future patent applications, which may limit the scope of patent protection that may be obtained. We cannot assure you that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents cover our product candidates, third parties may initiate an opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices, or similar proceedings challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated. Our and our licensors', licensees' or collaboration partners' patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the technology.

Because patent applications are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we or our licensors were the first to file any patent application related to a product candidate. Furthermore, as to the United States, if third parties have filed such patent applications on or before March 15, 2013, an interference proceeding can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. If third parties have filed such applications after March 15, 2013, a derivation proceeding can be initiated by such third parties to determine whether our invention was derived from theirs. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing our invention where the other party can show that they used the invention in commerce before our filing date, or if the other party is able to obtain a compulsory license. Any of the aforementioned situations could cause harm to our ability to protect our intellectual property, which in turn would allow competitors to market comparable products which could materially adversely affect our competitive position and as such our business, financial condition and results of operation.

Issued patents could be found invalid or unenforceable if challenged in court.

To protect our competitive position, we may from time to time need to resort to litigation in order to enforce or defend any patents or other intellectual property rights owned by or licensed to us, or to determine or challenge the scope or validity of patents or other intellectual property rights of third parties. Enforcement of intellectual property rights is difficult, unpredictable and expensive, and many of our or our licensors' or collaboration partners' adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors or collaboration partners can. Accordingly, despite our or our licensors' or collaboration partners' efforts, we or our licensors or collaboration partners may not prevent third parties from infringing upon or misappropriating intellectual property rights we own or control, particularly in countries where the laws may not protect those rights as fully as in the European Union and the

United States. We may fail in enforcing our rights—in which case our competitors may be permitted to use our technology without being required to pay us any license fees. In addition, however, litigation involving our patents carries the risk that one or more of our patents will be held invalid (in whole or in part, on a claim-by-claim basis) or held unenforceable. Such an adverse court ruling could allow third parties to commercialize our products or use our SIMPLE AntibodyTM, NHance® and ABDEGTM platform technologies, and then compete directly with us, without payment to us.

If we were to initiate legal proceedings against a third party to enforce a patent covering one of our products, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States or in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. A claim for a validity challenge may be based on failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. A claim for unenforceability could involve an allegation that someone connected with prosecution of the patent withheld relevant information from the European Patent Office or the USPTO or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our products or certain aspects of our SIMPLE AntibodyTM, NHance® and ABDEGTM platform technologies. Such a loss of patent protection could have a material adverse impact on our business. Further, litigation could result in substantial costs and diversion of management resources, regardless of the outcome, and this could harm our business and financial results. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without infringing our patents or other intellectual property rights.

Intellectual property rights of third parties could adversely affect our ability to commercialize our product candidates and may harm our competitive position.

Our competitive position may suffer if patents issued to third parties or other third-party intellectual property rights cover our products or elements thereof, our manufacture or uses relevant to our development plans, the targets of our product candidates, or other attributes of our product candidates or our technology. In such cases, we may not be in a position to develop or commercialize products or product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. We are aware of certain U.S. issued patents held by third parties that some may argue cover certain aspects of our product candidates, including cusatuzumab and ARGX-111. The patent relating to cusatuzumab is scheduled to expire in 2026, and the patents relating to ARGX-111 are scheduled to expire between 2024 and 2032. In the event that a patent has not expired at the time of approval of such product candidate and the patent owner were to bring an infringement action against us, we may have to argue that our product, its manufacture or use does not infringe a valid claim of the patent in question. Alternatively, if we were to challenge the validity of any issued U.S. patent in court, we would need to overcome a statutory presumption of validity that attaches to every U.S. patent. This means that in order to prevail, we would need to present clear and convincing evidence as to the invalidity of the patent's claims. There is no assurance that a court would find in our favor on questions of infringement or validity. In the event that a patent is successfully asserted against us such that the patent is found to be valid and enforceable and infringed by our product, unless we obtain a license to such a patent, which may not be available on commercially reasonable terms or at all, we could be prevented from continuing to develop or commercialize our product. Similarly, the targets for certain of our product candidates have also been the subject of research by other companies, which have filed patent applications or have patents on aspects of the targets or their uses. There can be no assurance any such patents will not be asserted against us or that we will not need to seek licenses from such third parties. We may not be able to secure such licenses on acceptable terms, if at all, and any such litigation would be costly and time-consuming.

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

Third-party intellectual property right holders, including our competitors, may actively bring infringement claims against us. The granting of orphan drug status in respect of any of our product candidates does not guarantee our freedom to operate and is separate from our risk of possible infringement of third parties' intellectual property rights. We may not be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in marketing our products.

If we fail in any such dispute, in addition to being forced to pay damages, we or our licensees may be temporarily or permanently prohibited from commercializing any of our product candidates that are held to be infringing. We might, if possible, also be forced to redesign product candidates so that we no longer infringe the third-party intellectual property rights. Or, we may be required to seek a license to any such technology that we are found to infringe, which license may not be available on commercially reasonable terms, or at all. Even if we or our licensors or collaboration partners obtain a license, it may be non-exclusive (for example, the POTELLIGENT® platform), thereby giving our competitors access to the same technologies licensed to us or our licensors or collaboration partners. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees, if we are found to have willfully infringed a patent. Any of these events, even if we were to ultimately prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

In addition, if the breadth or strength of protection provided by our or our licensors' or collaboration partners' patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

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

Our involvement in litigation, and in, e.g., any interference, derivation, reexamination, inter partes review, opposition or post-grant proceedings or other intellectual property proceedings inside and outside of the European Union or the United States may divert management time from focusing on business operations, could cause us to spend significant amounts of money and may have no guarantee of success. Potential intellectual property litigation could also, amongst other things, force us to stop selling, incorporating, manufacturing or using certain of our products, to obtain a license to sell or use certain technology from a third party asserting its intellectual property rights, to redesign certain products or processes that use any allegedly infringing or misappropriated technology or pay damages, including the possibility of treble damages in a patent case if a court finds us to have willfully infringed certain intellectual property rights, which may result in significant cost and/or delay to us. Moreover, certain licenses may not be available on reasonable terms, or at all, or may be non-exclusive thereby giving our competitors access to the same technologies licensed to us and redesigning certain products or processes could be technically infeasible.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, this may negatively impact us. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

Many of our consultants and employees, including our senior management, were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these consultants and employees executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our consultants and employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these consultants and employees have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such consultant's or employee's former employer, or have breached their non-competition agreement. Litigation may be necessary to defend against these claims.

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

We may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.

Because our programs may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license, maintain or use these proprietary rights. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities.

For example, we sometimes collaborate with U.S. and non-U.S. academic institutions to accelerate our preclinical research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution's rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our applicable product candidate or program.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain a license to third-party intellectual property rights necessary for the development of a product candidate or program, we may have to abandon development of that product candidate or program and our business and financial condition could suffer.

If we fail to comply with our obligations under the agreements pursuant to which we license intellectual property rights from third parties, or otherwise experience disruptions to our business relationships with our licensors, we could lose the rights to intellectual property that are important to our business.

We are a party to license agreements under which we are granted rights to intellectual property that are important to our business and we expect that we may need to enter into additional license agreements in the future. Existing license agreements impose, and we expect that future license agreements will impose, various development obligations, payment of royalties and fees based on achieving certain milestones, as well as other obligations. If we fail to comply with our obligations under these agreements, the licensor may have the right to terminate the license. The termination of any license agreements or failure to adequately protect such license agreements could prevent us from commercializing product candidates covered by the licensed intellectual property. Several of our existing license agreements are sublicenses from third parties which are not the original licensor of the intellectual property at issue. Under these agreements, we must rely on our licensor to comply with its obligations under the primary license agreements under which such third party obtained rights in the applicable intellectual property, where we may have no relationship with the original licensor of such rights. If the licensors fail to comply with their obligations under these upstream license agreements, the original third-party licensor may have the right to terminate the original license, which may terminate the sublicense. If this were to occur, we would no longer have rights to the applicable intellectual property and, in the case of a sublicense, if we were not able to secure our own direct license with the owner of the relevant rights, which it may not be able to do at a reasonable cost or on reasonable terms, it may adversely affect our ability to continue to develop and commercialize the product candidates incorporating the relevant intellectual property.

Disputes may arise regarding intellectual property subject to a licensing agreement, including:

●	the scope of rights granted under the license agreement and other interpretation-related issues;
●	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
●	the sublicensing of patent and other rights under any collaboration relationships we might enter into in the future;
●	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
●	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and
●	the priority of invention of patented technology.

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

If we do not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.

Patents have a limited duration. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates, their manufacture, or use are obtained, once the patent life has expired, we may be open to competition from competitive medications, including biosimilar medications. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act and similar legislation in the European Union. The Hatch-Waxman Act permits a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. The patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only one patent applicable to an approved drug may be extended. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner than we expect. As a result, our revenue from applicable products could be reduced, possibly materially.

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

Competitors may use our and our licensors' or collaboration partners' technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors or collaboration partners have patent protection, but enforcement is not as strong as that in the United States and the European Union. These products may compete with our product candidates, and our and our licensors' or collaboration partners' patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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

Proceedings to enforce our and our licensors' or collaboration partners' patent rights in foreign jurisdictions could result in substantial costs and divert our and our licensors' or collaboration partners' efforts and attention from other aspects of our business, could put our and our licensors' or collaboration partners' patents at risk of being invalidated or interpreted narrowly and our and our licensors' or collaboration partners' patent applications at risk of not issuing and could provoke third parties to assert claims against us or our licensors or collaboration partners. We or our licensors or collaboration partners may not prevail in any lawsuits that we or our licensors or collaboration partners initiate and the damages or other remedies awarded, if any, may not be commercially meaningful.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage and changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products.

The America Invents Act, or the AIA, has been enacted in the United States, resulting in significant changes to the U.S. patent system. An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a "first-to-file" system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application, but circumstances could prevent us from promptly filing patent applications on our inventions.

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

Any inability of us to protect our competitive advantage with regard to any of our product candidates may prevent us from successfully monetizing such product candidate and this could materially adversely affect our business, prospects, financial condition and results of operations.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO, the European Patent Office and foreign patent agencies in several stages over the lifetime of the patent. The USPTO, the European Patent Office and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors or collaboration partners fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have an adverse effect on our business.

Risks Related to Our Organization and Operations

Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel.

Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have been instrumental for us and have substantial experience with our therapies and related technologies. These key management individuals include the members of our board of directors and executive management, as described in detail in “Item 6.A.—Directors and Senior Management”.

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

We have grown significantly in number of employees and scope of operations over the recent years and expect to experience significant growth in the number of our employees and the scope of our operations also in the near future, particularly in the areas of drug research, drug development, regulatory affairs and sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources and may dilute our corporate culture, which in turn may make it more difficult to attract and retain employees. Any inability to manage growth could delay the execution of our business plans or disrupt our operations, which in turn could materially harm our business and prospects.

Public health issues or other catastrophic events could disrupt the supply, delivery or demand of products, which could negatively affect our operations and performance.

Public health crises such as pandemics or similar outbreaks could adversely impact our business. To date, the outbreak of COVID-19 has already resulted in extended shutdowns of certain businesses in many countries all over the world. The spread of COVID-19 has impacted the global economy and may impact our operations, including the potential interruption of our clinical trial activities and our supply chain, and the operations of our key business partners. Global health concerns, such as the recent developments around COVID-19, could also result in social, economic, and labor instability in the countries in which we or the third parties with whom we engage operate. We have also taken temporary precautionary and severely restrictive measures intended to help minimize the risk of COVID-19 to our employees, including temporarily requiring our employees to work remotely, suspending non-essential travel worldwide for our employees and discouraging employee attendance at industry events and in-person work-related meetings. These measures could negatively affect our business. COVID-19 has also caused volatility in the global financial markets and threatened a slowdown in the global economy, which may negatively affect our ability to raise additional capital on attractive terms or at all. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the third parties with whom we engage, including the suppliers, contract manufacturers, clinical trial sites, regulators and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted. It is also possible that global health concerns such as this one could disproportionately impact the clinical sites in which we conduct any of our clinical trials, which could have a material adverse effect on our business and our results of operation and financial condition.

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

Pursuant to the general terms of each grant, certain Flemish agencies are entitled to re-evaluate the subsidies granted to us in case of a fundamental change in our shareholding base, which is not defined in the general terms, but we believe would involve a change of control of us. Any such reevaluation could negatively impact the funding that we receive or have received from the Flemish agencies.

The research and development incentives from which we have benefited as a company active in research and development in Belgium can be offset against Belgian corporate income tax due. The excess portion may be refunded at the end of a five-year fiscal period for the Belgian research and development incentive. The research and development incentives are both calculated based on the amount of eligible research and development expenditure. The Belgian tax authorities may audit each research and development program in respect of which a tax credit has been claimed and assess whether it qualifies for the tax credit regime. The tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions or deductions in respect of our research and development activities and, should such a claim of the Belgian tax administration be successful, we may be liable for additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the Belgian government decide to eliminate, or reduce the scope or the rate of, the research and development incentive benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

Exchange rate fluctuations or abandonment of the euro currency may materially affect our results of operations and financial condition.

Due to the international scope of our operations and the significant position of cash we need to have available to continue our business activities, our assets, earnings and cash flows are influenced by movements in exchange rates of several currencies. Our net sales and costs will be affected by fluctuations in the rate of exchange particularly between the U.S. dollar, our new functional currency as per January 1, 2021, and the euro, Swiss francs, Japanese Yen and British pounds, which are our main financing and potential revenue currencies beyond the U.S. dollar. The majority of our operating expenses are paid in euros, but we also receive payments and we regularly acquire services, consumables and materials in euros, Swiss francs and British pounds. As a result, our business may be affected by fluctuations in foreign exchange rates between the U.S. dollar and other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place.

Recent developments relating to the United Kingdom’s withdrawal from the European Union could adversely affect us.

The recent withdrawal of the United Kingdom from its membership in the European Union, often referred to as “Brexit”, could lead to legal and regulatory uncertainty in the United Kingdom and may lead to the United Kingdom and European Union adopting divergent laws and regulations, including those related to the pricing of prescription pharmaceuticals, as the United Kingdom determines which European Union laws to replicate or replace. If the United Kingdom were to significantly alter its regulations affecting the pricing of prescription pharmaceuticals, we could face significant new costs. As a result, Brexit could impair our ability to transact business in the European Union and the United Kingdom.

The United Kingdom. and the EU have signed a EU-UK Trade and Cooperation Agreement, or TCA, which became provisionally applicable on January 1, 2021 and will become formally applicable once ratified by both the United Kingdom and the EU. This agreement provides details on how some aspects of the United Kingdom and EU’s relationship will operate going forwards however there are still many uncertainties. The uncertainty concerning the United Kingdom’s legal, political and economic relationship with the European Union may be a source of instability in the international markets, create significant currency fluctuations, and/or otherwise adversely affect trading agreements or similar cross-border co-operation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise).

These developments, or the perception that any of them could occur, have had, and may continue to have, a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and limit the ability of key market participants to operate in certain financial markets. In particular, it could also lead to a period of considerable uncertainty in relation to the United Kingdom financial and banking markets, as well as on the regulatory process in Europe. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility.

If other EU Member States pursue withdrawal, barrier-free access among the EEA overall could be diminished or eliminated. The long-term effects of Brexit will depend on how the terms of the TCA take effect in practice and any further agreements (or lack thereof) between the United Kingdom and the EU. Such a withdrawal from the EU is unprecedented, and it is unclear how the U.K. access to the European single market for goods, capital, services and labor within the EU, and the wider commercial, legal and regulatory environment, will impact our United Kingdom. operations.

We may also face new regulatory costs and challenges that could have an adverse effect on our operations and development programs. For example, the United Kingdom will lose the benefits of global trade agreements negotiated by the EU on behalf of its members, which may result in increased trade barriers that could make our doing business in the EU and the EEA more difficult. There may continue to be economic uncertainty surrounding the consequences of Brexit, which could adversely affect our financial condition, results of operations, cash flows and market price of our common stock.

We are exposed to unanticipated changes in tax laws and regulations, adjustments to our tax provisions, exposure to additional tax liabilities, or forfeiture of our tax assets.

The determination of our provision for income taxes and other tax liabilities requires significant judgment, including the adoption of certain accounting policies and our determination of whether our deferred tax assets are, and will remain, tax effective. We cannot guarantee that our interpretation or structure will not be questioned by the relevant tax authorities, or that the relevant tax laws and regulations, or the interpretation thereof, including through tax rulings, by the relevant tax authorities, will not be subject to change. Any adverse outcome of such a review may lead to adjustments in the amounts recorded in our financial statements and could have a materially adverse effect on our operating results and financial condition.

We are subject to laws and regulations on tax levies and other charges or contributions in different countries, including transfer pricing and tax regulations for the compensation of personnel and third parties. Dealings between current and former group companies as well as additional companies that may form part of our group in the future are subject to transfer pricing regulations, which may be subject to change and could affect us. Compliance with these laws and regulations will be more challenging as we expand our international operations, including in connection with potential approvals of our product candidates in Europe, the United States and elsewhere.

Our effective tax rates could be adversely affected by changes in tax laws, treaties and regulations, both internationally and domestically, or the interpretation thereof by the relevant tax authorities, including changes to the patent income deduction, possible changes to the corporate income tax base, wage withholding tax incentive for qualified research and development personnel in Belgium and other tax incentives and the implementation of new tax incentives such as the innovation deduction. For example, whether the tax authorities in Belgium will agree with argenx BV's qualifications and proposed application of patent box tax advantages will have a significant taxation impact on argenx BV. An increase of the effective tax rates could have an adverse effect on our business, financial position, results of operations and cash flows.

In addition, we may not be able to use, or changes in tax regulations may affect the use of, certain unrecognized tax assets or credits that we have built over the years. For instance, as of December 31, 2020, we had €567.8 million of consolidated tax loss carry forwards. In general, some of these tax losses carry forwards may be forfeited in whole, or in part, as a result of various transactions, or their utilization may be restricted by statutory law in the relevant jurisdiction. Any corporate reorganization by us or any transaction relating to our shareholding structure may result in partial or complete forfeiture of tax loss carry forwards. For instance, under Belgian law, argenx BV may lose its tax loss carry forwards and other tax incentives in case of a change of control, through an acquisition or otherwise, not meeting legitimate financial or economic needs as well as in case of a tax neutral reorganization, such as a merger or a demerger, involving argenx BV. The tax burden would increase if profits, if any, could not be offset against tax loss carry forwards.

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

The market price of the ADSs may fluctuate significantly due to a variety of factors, many of which are beyond our control, including:

●	positive or negative results of testing and clinical trials by us, strategic partners or competitors;

●	the outcome of regulatory review of our product candidates;

●	delays in entering into strategic relationships with respect to development or commercialization of our product candidates or entry into strategic relationships on terms that are not deemed to be favorable to us;

●	technological innovations or commercial product introductions by us or competitors;

●	changes in government regulations;

●	developments concerning proprietary rights, including patents and litigation matters;

●	public concern relating to the commercial value or safety of any of our product candidates;

●	financing or other corporate transactions;

●	publication of research reports or comments by securities or industry analysts;

●	general market conditions in the pharmaceutical industry or in the economy as a whole;

●	price and volume fluctuations attributable to inconsistent trading volume levels of the ADSs and/or ordinary shares; or

●	other events and factors, many of which are beyond our control.

These and other market and industry factors may cause the market price and demand for the ADSs and ordinary shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs or ordinary shares and may otherwise negatively affect the liquidity of the ADSs and ordinary shares. In addition, the stock markets in general, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

We will continue to incur, increased costs as a result of operating as a U.S.-listed public company, and our board of directors will be required to devote substantial time to compliance initiatives and corporate governance practices.

As a public company, and particularly now that we no longer qualify as an "emerging growth company" as defined in the U.S. Jumpstart Our Business Startups Act of 2012, we will continue to incur significant legal, accounting and other expenses that we did not incur as a public company listed on Euronext Brussels. We are a Dutch European public company with limited liability (Societas Europaea or SE). The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Global Select Market, or Nasdaq, and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our board of directors and other personnel are and will continue to be required to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

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

Future sales, or the possibility of future sales, of a substantial number of our securities could adversely affect the price of ADSs and ordinary shares and dilute shareholders.

Sales of a substantial number of ADSs or ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of ADSs and ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are also unable to predict the effect that such sales may have on the prevailing market price of ADSs and ordinary shares.

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

Moreover, because our ordinary shares currently trade on Euronext Brussels in euros, and the ADSs trade on the Nasdaq Global Select Market in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the euro may result in temporary differences between the value of the ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences. In order to finance the growth of our activities in the United States, we have invested in U.S. dollar denominated cash deposit accounts and in current financial assets with a significant portion of the proceeds from our initial U.S. public offering completed in May 2017 and our follow-on U.S. public offerings completed in December 2017, September 2018 and June 2020. Depending on the exchange rate fluctuations of the U.S. dollar, this may result in unrealized exchange rate losses which may impact negatively the reporting of our cash, cash equivalents and current financial assets at reporting dates when translating to euros these U.S. denominated cash deposits accounts and current financial assets. In addition, as a result of fluctuations in the exchange rate between the U.S. dollar and the euro, the U.S. dollar equivalent of the proceeds that a holder of the ADSs would receive upon the sale on Euronext Brussels of any ordinary shares withdrawn from the depositary and the U.S. dollar equivalent of any cash dividends paid in euros on our shares represented by the ADSs could also decline.

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

Holders of our ordinary shares outside the Netherlands, and ADS holders may not be able to exercise pre- emptive rights or preferential subscription rights, respectively.

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

Because we are a U.S.-listed public company, our board of directors will be required to devote substantial time to compliance initiatives and corporate governance practices.

As a U.S.-listed public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a public company listed on Euronext Brussels. We are a Dutch European public company with limited liability (Societas Europaea or SE). The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Stock Market, or Nasdaq, and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our board of directors and other personnel are and will continue to be required to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our board of directors on our internal control over financial reporting. We are also required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To maintain compliance with these requirements, we must document and evaluate our internal control over financial reporting, which is challenging and involves substantial accounting expenses. In this regard, we will need to dedicate internal resources, including significant management time, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Certain significant shareholders own a substantial number of our securities and as a result, may be able to exercise control over us, including the outcome of shareholder votes. These shareholders may have different interests from us or your interests.

We have a number of significant shareholders. For an overview of our current significant shareholders, please see “Item 7A.—Major Shareholders.” As of the date of this annual report, these significant shareholders and their affiliates, in the aggregate, own approximately 68.22% of our ordinary shares and ADSs.

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

Provisions of our Articles of Association might deter acquisition bids for us that might be considered favorable and prevent or frustrate any attempt to replace or remove the then board of directors.

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

We have not paid any cash dividends since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend that any earnings will be reinvested in our business and that cash dividends will not be paid until we have an established revenue stream to support continuing cash dividends. In addition, payment of any future dividends to shareholders would be subject to shareholder approval at our General Meeting, upon proposal of the board of directors, which proposal would be subject to the approval of the majority of the non-executive directors after taking into account various factors including our business prospects, cash requirements, financial performance and new product development. In addition, payment of future cash dividends may be made only if our shareholders’ equity exceeds the sum of our paid-in and called-up share capital plus the reserves required to be maintained by Dutch law or by our Articles of Association. Accordingly, investors cannot rely on cash dividend income from ADSs and any returns on an investment in the ADSs will likely depend entirely upon any future appreciation in the price of the ADSs.

We are not obligated to, and do not comply with, all the best practice provisions of the Dutch Corporate Governance Code, which may affect your rights as a shareholder.

As a Dutch European public company with limited liability (Societas Europaea or SE), we are subject to the Dutch Corporate Governance Code, or the DCGC. The DCGC contains both principles and best practice provisions for board of directors, management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a regulated market, including Euronext Brussels. The principles and best practice provisions apply to our board of directors (in relation to role and composition, conflicts of interest and independency requirements, board committees and remuneration), shareholders and the General Meeting (for example, regarding anti-takeover protection and our obligations to provide information to our shareholders) and financial reporting (such as external auditor and internal audit requirements). We do not comply with all the best practice provisions of the DCGC. As a Dutch company, we are required to disclose in our annual report, filed in the Netherlands, whether we comply with the provisions of the DCGC. If we do not comply with the provisions of the DCGC (for example, because of a conflicting Nasdaq requirement or otherwise), we must list the reasons for any deviation from the DCGC in our annual report. See “Item 16.G.—Corporate Governance.”

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

The United States currently does not have a treaty with either the Netherlands or Belgium providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the Netherlands or be enforceable in Belgium. This will depend on the applicable Dutch or Belgian national rules.

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

In order to obtain the enforceability in Belgium of a U.S. final and conclusive judgment, a declaration of enforceability by a Belgian judge will have to be obtained via a specific court procedure. A U.S. judgment will not be declared enforceable in Belgium if it infringes upon one or more of the grounds for refusal listed in the 2004 Belgian Code of Private International Law, or the PIL Code. Based on the same grounds for refusal, the recognition and enforcement of a U.S. judgment may be challenged before the Belgian judge. Notably, enforcement and recognition need to be refused if (a) due process has not been observed, (b) the Belgian courts have exclusive jurisdiction to determine the matter or (c) the effect of recognizing this judgment or declaring it enforceable would be manifestly incompatible with Belgium's (international) public policy principles. Punitive damages awards for example may be denied recognition and enforcement under the latter refusal ground. In the review of the request for enforcement or the challenge of the recognition of a U.S. judgment, the Belgian judge will not, however, review the merits of the case, nor does any reciprocity requirement apply. Enforcement and recognition of judgments of U.S. courts in Belgium are solely governed by the provisions of the PIL Code.

Under the PIL Code, in addition to the possibility of being recognized and enforced, before a Belgian court, a U.S. judgment may also serve as evidence of the factual determination of the U.S. judge provided that (i) it meets the conditions required for the authenticity of judgments according to relevant U.S. laws and (ii) the consequences thereof would not be manifestly contrary to Belgium’s (international) public policy principles.

U.S. judgments ordering to pay a certain amount that are declared enforceable in Belgium are subject to the applicable registration tax in the same way as Belgian judgments. As such, a registration tax at the rate of 3% of the amount awarded is payable by the debtor(s), if the sum of money exceeds €12,500. If multiple debtors were held jointly liable to pay, the debtors are also jointly liable to pay the registration tax.

A stamp duty is payable as of the second certified copy, with a maximum of €1,450.

In light of the above, U.S. investors may not be able to enforce against us or members of our board of directors or certain experts named herein who are residents of the Netherlands or Belgium or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. However, we are subject to Dutch laws and regulations with regard to such matters and intend to furnish quarterly unaudited financial information to the SEC on Form 6-K.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we rely on certain home country governance practices rather than the corporate governance requirements of Nasdaq.

We qualify as a foreign private issuer. As a result, in accordance with the listing requirements of Nasdaq, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of Nasdaq. In accordance with Dutch law and generally accepted business practices, our Articles of Association do not provide quorum requirements generally applicable to General Meetings. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. Although we must provide shareholders with an agenda and other relevant documents for the General Meeting, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands, thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b). In addition, we have opted out of certain Dutch shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. For an overview of our corporate governance principles, see “Item 16G.—Corporate Governance.” Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to these Nasdaq requirements.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2021 (the end of our second fiscal quarter), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2022 and would also trigger a 10-K filing for the year ended December 31, 2021. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. As of March 16, 2021, we believe at least 50% of our outstanding ordinary shares were held by U.S. residents (assuming that all our ordinary shares represented by ADSs were held by residents of the United States). If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

Our management is required to assess the effectiveness of our internal controls and procedures annually and is required to issue an annual report on internal control over financial reporting, and our independent registered public accounting firm is now required to undertake an assessment of our internal control over financial reporting, which could detect problems that our management's assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes- Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit and compliance committee be advised and regularly updated on management’s review of internal control over financial reporting in connection with issuing our consolidated financial statements as of and for the year ended December 31, 2020.

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

If securities or industry analysts cease coverage of us, or publish inaccurate or unfavorable research about our business, the price of the ADSs or ordinary shares and our trading volume could decline.

The trading market for the ADSs and ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or too few securities or industry analysts cover us, the trading price for the ADSs and ordinary shares would likely be negatively affected. If one or more of the analysts who cover us downgrade the ADSs or ordinary shares or publish inaccurate or unfavorable research about our business, the price of the ADSs or ordinary shares would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for the ADSs or ordinary shares could decrease, which might cause the price of the ADSs or ordinary shares and trading volume to decline.

We believe that we were not classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the 2020 taxable year, and do not anticipate being classified as a PFIC for U.S. federal income tax purposes for the 2021 taxable year, but this conclusion is a factual determination that is made annually and thus is subject to change. If we were to be classified as a PFIC, this could result in adverse U.S. tax consequences to certain U.S. holders.

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

We do not believe that we were classified as a PFIC for the 2020 taxable year and, based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, we do not anticipate being classified as a PFIC with respect to the 2021 taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years.

ITEM 4.      INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal and commercial name is argenx SE. We were incorporated under the laws of the Netherlands on April 25, 2008 as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid). From incorporation until August 28, 2009, our research and development activities were initially performed in the Netherlands, then Belgium, by argenx N.V and its legal predecessors. Since August 28, 2009, all our research and development activities have been performed by our wholly owned subsidiary, argenx BV, under a license provided by argenx N.V. Throughout this time, argenx BV assigned all resulting intellectual property to argenx N.V. On May 28, 2014, we converted to a Dutch public company with limited liability (naamloze vennootschap). On April 26, 2017, we converted to a Dutch European public company with limited liability (Societas Europaea or SE). On May 5, 2017, we transferred the legal ownership of all intellectual property rights of argenx SE to argenx BV, effective retroactively as of January 1, 2017. As a result, as of January 1, 2017, (i) argenx BV holds all legal and economic ownership of our intellectual property rights, and (ii) the research and development agreement between argenx SE and argenx BV has been terminated.

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

Our actual capital expenditures for the years ended December 31, 2020, 2019 and 2018 amounted to €4.5 million, €41.7 million and €0.7 million respectively. These capital expenditures primarily consisted of acquired In-Process R&D, office and laboratory equipment and information technology equipment. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2021 to be financed from the cash flows from operating activities and cash reserves. For more information on our capital expenditures, see the section of this annual report titled “Item 5.B.—Liquidity and Capital Resources—Cash Flows—Operating and Capital Expenditure Requirements.”

B.             BUSINESS OVERVIEW

We are a clinical-stage biotechnology company developing a deep pipeline of differentiated therapies for the treatment of severe autoimmune diseases and cancer. We have a particular focus on neuromuscular and hematology indications within our franchises. Our suite of antibody technologies and our Immunology Innova-tion Program, or IIP, exploring novel disease biology enables us to focus on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. Through our "argenx 2021" vision, we are on track to becoming a global, fully integrated company with the potential launch of our first product, efgartigimod, in the United States in 2021, if approved.

Our suite of technologies

Our product candidates are focused on indications for which there is a solid biological rationale and for which we believe there is an advantage to utilizing our suite of proprietary and licensed technologies. Together with our antibody discovery and development expertise, this suite of technologies has enabled us to build our broad pipeline of product candidates, across all stages of development and we believe will ensure continuous development of innovative and relevant programs. Our key technologies are outlined below:

-	Our proprietary SIMPLE AntibodyTM Platform—Our SIMPLE AntibodyTM Platform, based on the powerful llama immune system, together with the IIP allows us to exploit novel and complex targets, and our antibody engineering technologies are designed to enable us to expand the therapeutic index of our product candidates. The platform sources antibody V-regions from the immune system of outbred llamas, each of which has a different genetic background. The V-region is responsible for targeting a specific antibody towards an antigen, which is a substance that induces an immune response, and is specific for every antibody. The llama produces highly diverse panels of antibodies with a high human homology, or similarity, in their V-regions when immunized with targets of human disease. By contrast, most antibody screening platforms use antibodies generated in inbred mice or synthetic antibody library systems, approaches that we believe are limited by insufficient antibody repertoires and limited diversity, respectively. Our SIMPLE AntibodyTM Platform allows us to access and explore a broad target universe, including novel and complex targets, while potentially minimizing the long timelines associated with generating antibody candidates using traditional methods.
-	Our proprietary engineering technologies— NHance®, ABDEGTM, POTELLIGENT®, and DHS mutations—focus on engineering the Fc region of antibodies in order to augment their intrinsic therapeutic properties. In addition, we obtained a non-exclusive research license and option for the SMART-Ig® and ACT-Ig® technologies. These technologies are designed to enable us to expand the therapeutic index of our product candidates, which is the ratio between toxic and therapeutic dose, by potentially modifying their half-life, tissue penetration, rate of disease target clearance and potency.
-	Halozyme’s ENHANZE® subcutaneous drug delivery technology for which we have exclusive access for the FcRn and C2 targets and four additional targets. The global collaboration and license agreement with Halozyme was announced in February 2019 and extended in October 2020. The ENHANZE® technology has the potential to shorten drug administration time, reduce healthcare practitioner time, and offer additional flexibility and convenience for patients.

The following table summarizes key information on our portfolio of lead product candidates as of the date of this registration document:

Our programs

Efgartigimod

In June 2018, we reported data from a Phase 1 clinical trial indicating that at the same dose level the SC formulation was comparable across key measures, including half-life, pharmacodynamics, or PD, and tolerability, to the IV formulation used in clinical studies to date. In July 2019, we also evaluated a SC formulation of efgartigimod developed incorporating the ENHANZE® drug delivery technology (licensed from Halozyme) in a Phase 1 clinical trial in healthy volunteers, which demonstrated retained PD profile of IV-formulated efgartigimod. Pursuant to our global collaboration and license agreement with Halozyme, we have exclusive access to Halozyme’s ENHANZE® subcutaneous drug delivery technology for the FcRn and C2 targets and four additional targets we have not yet selected for an exclusive commercial license. We believe the ENHANZE® technology could potentially shorten drug administration time, reduce healthcare practitioner time and offer additional flexibility and convenience for patients. We continue to explore efgartigimod’s pipeline-in-a-product opportunity and we therefore intend to announce a fifth and sixth indication for efgartigimod in 2021 and have planned to begin enrollment in clinical trials in each of the fifth and sixth indications of efgartigimod this year.

Also, in December 2018 we successfully completed the Phase 2 clinical trial for efgartigimod in immune thrombocytopenia, or ITP, a rare hematological autoimmune disorder, and reported proof-of-concept for our lead product candidate in a second indication with strong clinical improvement observed over placebo. These Phase 2 trial results have been published in the peer-reviewed journal Hematology in December 2019. In October 2020, we announced an updated plan for a potential registration program to include two Phase 3 trials to run concurrently. The first potential registrational Phase 3 trial of IV efgartigimod in ITP, the ADVANCE trial, was initiated in the fourth quarter of 2019 to evaluate a dose of 10 mg/kg IV efgartigimod. We expect to enroll 156 patients in this Phase 3 trial. The second potential registrational Phase 3 trial of SC efgartigimod in ITP, the ADVANCE-SC trial was initiated in the fourth quarter of 2020 to evaluate a dose of 1000 mg SC efgartigimod. We expect to enroll 156 patients in this trial as well.

At the end of 2019, we announced the initiation of a proof-of-concept Phase 2 clinical trial evaluating SC efgartigimod (co-formulated with Halozyme’s ENHANZE® drug-delivery technology), the ADHERE trial, in chronic demyelinating polyneuropathy, or CIDP, a rare neurological autoimmune disease.

In May 2020, we presented updated interim detailed proof-of-concept data from a Phase 2 clinical trial of efgartigimod for the treatment of a third indication, pemphigus vulgaris, or PV, and pemphigus foliaceous, rare autoimmune blistering (skin) diseases, at the Society for Investigative Dermatology, or SID, Virtual Annual Meeting. The presentation included updated data from 34 evaluable patients treated with 10 mg/kg or 25 mg/kg of IV efgartigimod through March 25, 2020. Consistent with previously announced data, rapid disease control and clinical remission was observed with a favorable tolerability profile. We started a potential registrational Phase 3 trial of SC efgartigimod, the ADDRESS trial, for the treatment of PV in the fourth quarter of 2020, in which we will enroll 150 patients or fewer dosed with 1000 mg SC efgartigimod. The ADDRESS trial will evaluate efficacy and safety, including the potential to drive fast onset of disease control and complete remission and the ability to taper corticosteroids.

In May 2020, we also announced positive topline results from our first Phase 3 trial, the ADAPT trial, for intravenous, or IV, efgartigimod, or ARGX-113, our most advanced product candidate targeting FcRn for the treatment of the rare neurological autoimmune disease generalized myasthenia gravis, or gMG. The topline results from the ADAPT trial showed that efgartigimod was well-tolerated and able to drive responses that support plans to offer individualized dosing to gMG patients. In October 2020, we announced additional data from the ADAPT trial, which reinforced the topline data in May 2020 and in December 2020, we submitted the Biologics License Application, or BLA, for efgartigimod in gMG. We are also on track to submit a Japanese Marketing Authorization Application to Japan’s Pharmaceuticals and Medical Devices Agency in the first half of 2021 and to submit a Marketing Authorization Application to the European Medicines Agency in the second half of 2021. A Market Authorization submission in China is expected to occur shortly following potential approval in the United States.

In January 2021, we initiated a bridging study for subcutaneous, or SC, efgartigimod in gMG based on an association between total IgG reduction and clinical benefit, and feedback from the U.S. Food and Drug Administration, or FDA. The study is a registrational, non-inferiority trial comparing the pharmacodynamic effect of 1000 mg SC efgartigimod with 10 mg/kg IV efgartigimod and is expected to enroll approximately 50 patients.

In February 2021, we announced a "GO" decision to transition into the second, placebo controlled stage of this trial based on a planned efficacy and safety assessment following the enrollment of 30 patients into the initial part of the ADHERE trial. See ‘‘—Recent developments—Interim analysis from ADHERE trial’’ below. In the Phase 3 ADAPT study in gMG, as well as in the Phase 2 studies in gMG, ITP, PV and CIDP to date, efgartigimod was observed to have a favorable tolerability profile consistent with that observed in our Phase 1 clinical trials.

In March 2021, the BLA for treatment of efgartigimod in gMG was accepted for review by the FDA, with an action date set for December 17, 2021 under the Prescription Drug User Free Act, the PDUFA.

In March 2021, we launched our pre-approval access program (PAA) in the U.S. and Europe to open availability of efgartigimod to people living with gMG who have a high degree of unmet clinical need and are not able to participate in a clinical trial.

Cusatuzumab

Beyond efgartigimod, we co-develop our second lead product candidate, cusatuzumab, or ARGX-110, (targeting CD70) with our collaborator, Cilag GmbH International, an affiliate of the Janssen Pharmaceutical Companies of Johnson & Johnson, or Cilag, for the rare and aggressive hematological cancer acute myeloid leukemia, or AML, as well as high-risk myelodysplastic syndrome, or MDS. In December 2016, we initiated the dose-escalation part of the Phase 1/2 clinical trial of cusatuzumab in combination with azacytidine. In December 2018, we initially reported a 92% response rate in the treated group of newly diagnosed AML patients, which we updated in December 2019 to a 100% response rate. The transition into the Phase 2 part of this clinical trial was announced in August 2018. In the first half of 2020, the Part 1 dose escalation of this Phase 1 study was published in Nature Medicine.

In July 2020, we announced that the development strategy for clinical trials of cusatuzumab initiated under the global cusatuzumab collaboration and licensing agreement with Cilag has been aligned with the evolving treatment landscape and anticipated global adoption of venetoclax in acute myeloid leukemia, or AML, clinical practice.

In January 2021, we announced interim data from the Phase 2 CULMINATE trial, evaluating cusatuzumab in combination with azacitidine in newly-diagnosed, elderly AML patients who are ineligible for intensive chemotherapy. The 20 mg/kg dose has been selected for ongoing and future trials. Cusatuzumab was observed to be well-tolerated and the safety data were consistent with prior studies. Final results from the CULMINATE trial will be presented in a peer-reviewed forum. The decision to initiate additional studies in the development of cusatuzumab, under the collaboration agreement with Cilag, will be determined following review of data from the ongoing Phase 1b ELEVATE trial, which is evaluating cusatuzumab in combination with venetoclax and azacitidine in newly-diagnosed, elderly patients with AML who are ineligible for intensive chemotherapy. This trial is enrolling again after a pause due to COVID-19.

ARGX-117, ARGX-118 and Immunology Innovation Program

In May 2019, we announced the addition of two new therapeutic candidates discovered via our IIP, ARGX-117 and ARGX-118, to our proprietary antibody pipeline. ARGX-117 targets the complement compound C2 with potential in severe autoimmune indications. In the third quarter of 2020, we initiated a Phase 1 healthy volunteer trial of IV and SC ARGX-117 to evaluate safety and tolerability and establish a dosing regimen. Following analysis of Phase 1 data, we plan to launch a Phase 2 proof-of-concept trial in multifocal motor neuropathy within our neuromuscular franchise and to develop ARGX-117 in additional autoimmune indications. ARGX-118 is designed to address Galectin-10 and targets airway inflammation. Two new therapeutic candidates have been added to our pipeline from our IIP, ARGX-119, which is a program that will focus on neuromuscular disease, and ARGX-120, which will focus on an undisclosed target.

Partnerships

We have a disciplined strategy to maximize the value of our pipeline whereby we plan to retain development and commercialization rights to those product candidates that we believe we can ultimately commercialize successfully on our own, if they are approved. We plan to collaborate on product candidates that we believe have promising potential and benefits in disease areas or patient populations that are better served by the resources of larger biopharmaceutical companies. As such, we have entered into collaborations with a number of biopharmaceutical companies, including our collaborations with Zai Lab and Cilag.

In January 2021, we entered into an exclusive license agreement with Zai Lab Limited, or Zai Lab, for the development and commercialization of efgartigimod in China, Taiwan, Hong Kong and Macau and the acceleration of efgartigimod development through Phase 2 proof-of-concept trials in new autoimmune indications. Zai Lab will also contribute Chinese patients to argenx’s global Phase 3 trials of efgartigimod. Under the terms of the agreement, we are entitled to receive $175 million in collaboration payments comprised of upfront Zai Lab equity of $75 million (received in January 2021), a $75 million guaranteed development cost-sharing payment, and a $25 million milestone payment upon U.S. efgartigimod approval. We will also be eligible for tiered royalties based on annual net sales of efgartigimod in China, Taiwan, Hong Kong and Macau.

In January 2019, we received a $300 million upfront payment pursuant to collaboration with Cilag and Johnson & Johnson Innovation Inc. invested €176.7 million (approximately $200.0 million based on the exchange rate in effect as of the date the agreement was signed) in the form of an equity investment. Under our collaboration with Cilag, in December 2019, we announced the achievement of our first milestone of $25 million for achievement of an enrollment milestone in first Phase 2 trial. In addition, in August 2018, our collaborator AbbVie S.A.R.L, or AbbVie, exercised its exclusive option to license ARGX-115 (now referred to as ABBV-151), a cancer immunotherapy-focused product candidate against the novel target glycoprotein A repetitions predominant. In March 2019, AbbVie started a first-in-human clinical trial with ABBV-151, triggering a $30 million milestone payment by AbbVie to us.

Recent developments

Interim analysis from ADHERE trial

On February 1, 2021, we announced our plan to continue enrollment in the ADHERE trial evaluating SC efgartigimod in CIDP. The ADHERE trial is expected to enroll approximately 130 patients in total to support potential registration of SC efgartigimod for the treatment of CIDP. The "GO" decision was based on an initial efficacy and safety assessment following the enrollment of 30 patients into the initial part of the ADHERE trial. The interim analysis achieves the pre-defined threshold for continuation, which was based on response rates seen in precedent clinical trials of current standard of care in CIDP. The decision to continue enrollment was confirmed by an independent data monitoring committee. In addition, the safety and tolerability data observed to date is consistent with that of efgartigimod in other clinical trials.

Interim results from the Cusatuzumab CULMINATE Phase 2 trial

In January 2021, we announced interim data from the Phase 2 CULMINATE trial, evaluating cusatuzumab in combination with azacitidine in newly-diagnosed, elderly AML patients who are ineligible for intensive chemotherapy. A total of 103 patients were randomized to receive either 10 mg/kg (n=51) or 20 mg/kg (n=52) cusatuzumab plus azacitidine as part of a dose identification. The 20 mg/kg dose has been selected for ongoing and future trials. A pre-planned interim analysis was conducted of the 52 patients (46.2% adverse ELN risk classification) receiving 20 mg/kg cusatuzumab plus azacitidine treatment (intent-to-treat population, or ITT). The results from the ITT analysis showed a complete remission, or CR, rate of 27% (14/52) and composite complete remission, or CRc, including CRs with incomplete hematologic recovery, rate of 40% (21/52). The 30-day mortality rate of the ITT population was 9.6% (5/52). In a cohort where patients received at least two treatment cycles (20 mg/kg cusatuzumab plus azacitidine), 42% (14/33) achieved CR and 64% (21/33) achieved CRc. Cusatuzumab was observed to be well-tolerated and the safety data were consistent with prior studies. Final results from the CULMINATE trial will be presented in a peer-reviewed forum.

Priority Review Voucher

In November 2020, we announced the agreement to acquire an FDA Priority Review Voucher, or PRV, from Bayer Healthcare Pharmaceuticals, Inc. for $98 million. A PRV entitles the holder to FDA priority review of a single New Drug Application or BLA, which reduces the target review time and may potentially lead to an expedited approval. We expect to redeem the PRV for a future marketing application for efgartigimod. We will not use the PRV for the BLA submission of IV efgartigimod in gMG.

Strategy and Objectives

Strategy

Our goal is to deliver therapies that are either first-in-class or best-in-class to patients suffering from severe autoimmune and hematological diseases and various cancers for which there exists a significant unmet medical need. We are also focused on attaining this goal in a manner that is disciplined for a company of our size. We plan to:

-	Rapidly advance efgartigimod in MG and four additional indications. We are currently developing our lead product candidate, efgartigimod, for the treatment of patients with MG, ITP, PV and CIDP and plan to start proof-of-concept clinical development in a fifth and sixth indication later in 2021. We chose these indications based on the biological rationale of targeting the neonatal Fc receptor, or FcRn, thereby reducing the pathogenic immunoglobulin G, or IgG, antibody levels that drive all of these disease states.
-	Advance cusatuzumab in AML, MDS and adjacent hematological tumors. In December 2016, we initiated an open-label, Phase 1/2 clinical trial of cusatuzumab in combination with the standard of care, azacytidine, in newly diagnosed AML and high-risk MDS patients. We reported topline results from the dose-escalation part of this clinical trial in December 2018, and we announced the transition into the Phase 2 part of this clinical trial in August 2018. In December 2018, we and our partner Cilag (Janssen) agreed to a joint global clinical development plan to evaluate cusatuzumab in AML, MDS and other potential future indications. In 2019, we initiated a dose-confirming Phase 2 trial, CULMINATE, of cusatuzumab in combination with azacytidine in newly diagnosed elderly AML patients who are unfit for intensive chemotherapy, with topline data announced early 2021. Additionally, a Phase 1b platform study was launched to study combinations with standard AML therapies with the first trial exploring combinations of venetoclax, cusatuzumab and azacytidine. The decision to initiate additional studies in the development of cusatuzumab, under the collaboration, will be determined following review of data from this ongoing Phase 1b trial.
-	Expand applications for our existing product candidates. Our goal is to maximize the commercial potential of our existing product candidates by exploring additional indications, as well as formulations that may expand the target patient populations within existing indications. For example, our development work in efgartigimod is based on its ability to reduce circulating IgG antibodies, and this has given us the ability to leverage a single Phase 1 clinical trial in healthy volunteers into seven global trials in different indications, MG, ITP, PV and CIDP where we believe this mechanism of action may have therapeutic benefit. In addition, we believe there are other autoimmune diseases that may benefit from treatment with efgartigimod. We plan to employ a similar strategy of leveraging the strong biological rationale for other product candidates into multiple indications, thereby maximizing the value of our pipeline. We also expanded the use of our product candidates in existing indications by developing new formulations, such as a subcutaneous version of efgartigimod, which was tested in a Phase 1 healthy volunteer clinical trial, that may make our product candidates accessible to larger patient populations, including patients requiring chronic therapy, potentially outside of the hospital setting.
-	Focus our discovery and development efforts on novel and complex targets to generate new first-in-class and best-in-class product candidates for autoimmune diseases and hematology/cancer. Our SIMPLE Antibody™ Platform together with the IIP allows us to explore novel disease biology and pathways, allows us to access and explore a broad target universe, including novel and complex targets, while minimizing the long timelines associated with generating antibody candidates using traditional methods. By exploring a broad target universe, we are able to develop a breadth of antibodies to test many different epitopes. Being able to test many different epitopes with our antibodies enables us to search for an optimized combination of safety, potency and species cross-reactivity. We believe our Fc engineering and drug delivery technologies will allow us to augment our antibodies for maximum therapeutic effect.
-	Selectively leverage our suite of technologies to seek strategic collaborations and maximize the value of our pipeline. Our suite of technologies and productive discovery capabilities have yielded several potential product candidates for which we seek to capture value, while maintaining our focus and discipline. We plan to collaborate on product candidates that we believe have promising utility in disease areas or patient populations that are better served by the resources of larger biopharmaceutical companies. In addition to collaborating on our product candidates, we may also elect to enter into collaborations for third-party product candidates for which we believe that our technologies and expertise may be valuable.
-	Implement our "argenx 2021" vision to become a global, fully integrated, novel immunology company and independently commercialize our product candidates in indications and geographies where we believe we can extract maximum value. We plan to independently develop and commercialize those product candidates that we believe have a clear clinical and regulatory approval pathway and that we believe we can commercialize successfully ourselves, if approved. Our commercialization strategy for any product candidates that are approved will focus on key academic centers, specialist physicians and advocacy groups, as well as on providing patients with support programs and maximizing product access and reimbursement. As part of this strategy, we are building two commercial franchises in neuromuscular and hematology/oncology disorders, with the potential to expand into a third franchise in skin and kidney diseases. In 2021, we expect to launch efgartigimod in the U.S. in its first indication of generalized MG, or gMG, if approved. Through the building of commercial franchises, we plan to leverage capabilities and an organizational footprint for subsequent potential launches across our broad immunology pipeline.
-	Continue to build innovation into every step of our development, highlighted by our collaborative Immunology Innovation Program (formerly known as Innovative Access Program) translating immunology breakthroughs into medicines. The Immunology Innovation Program (IIP) is our core business strategy connecting the specialized insight into disease and target biology of our external scientific and academic collaborators with our unparalleled experience as antibody engineers. Co-creation has led to a deep pipeline of highly differentiated product candidates. Through the IIP, we hope to together transcend breakthrough research and publications to our ultimate and unifying mission of creating new potential treatment options for patients. In 2019 we announced two new assets, ARGX-117 and ARGX-118 and in 2021 we will announce ARGX-119. These potential therapeutics were developed in close collaboration with world leading academic research groups.

Competitive position

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

Competition in the autoimmune field is intense and involves multiple monoclonal antibodies, other biologics and small molecules either already marketed or in development by many different companies including large pharmaceutical companies such as AbbVie Inc. (Humira/rheumatoid arthritis); Amgen Inc. (Enbrel/rheumatoid arthritis); Biogen, Inc. (Tysabri/multiple sclerosis); GlaxoSmithKline plc, or GSK, (Benlysta/lupus); F. Hoffman-La Roche AG, or Roche, (Rituxan/often used off label); and Janssen (Remicade/rheumatoid arthritis and Stelera/psoriasis). In some cases, these competitors are also our collaborators. In addition, these and other pharmaceutical companies have monoclonal antibodies or other biologics in clinical development for the treatment of autoimmune diseases. In addition to the current standard of care, we are aware that Alexion Pharmaceuticals, Inc. is selling Soliris for the treatment of adult patients with generalized MG who are anti-acetylcholine receptor antibody positive and that GSK; Roche; Novartis AG; CSL Behring; Grifols, S.A.; BioMarin Pharmaceutical Inc.; Curavac; Millenium Pharmaceuticals, Inc., UCB S.A./RA Pharma; Johnson & Johnson Innovation Inc., among others, are developing drugs that may have utility for the treatment of MG. We are aware that Rigel Pharmaceuticals, Inc.; Dova Pharmaceuticals.; Bristol-Myers Squibb; Shire; Immunomedics; Protalex Inc.; Principia Biopharma and others are developing drugs that may have utility for the treatment of ITP. We are aware that Roche is selling Rituxan for the treatment of moderate to severe PV and Principia; Alexion and others are developing drugs that may have utility for the treatment of PV. Furthermore, we are aware of competing products specifically targeting FcRn and being developed by UCB S.A.; Johnson & Johnson Innovation Inc.; Alexion; Immunovant and Affibody.

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

There are several monoclonal antibody drug discovery companies that may compete with us in the search for novel therapeutic antibody targets, including Adimab LLC; Merus N.V.; Regeneron Pharmaceuticals, Inc.; Xencor Inc. and MorphoSys AG. We are aware that a product candidate in development by Scholar Rock, Inc. may compete with ARGX-115 (ABBV-151) and a product candidate in development by Ionis Pharmaceuticals, Inc. may compete with STT-5058 (formerly ARGX-116), if they are approved.

Our Competitive Strengths

We believe that the combination of our technologies, expertise and disciplined focus will enable us to overcome many of the challenges associated with antibody drug development and positions us to be a leader in delivering therapies to patients suffering from severe autoimmune, and hematological/oncological diseases for which the current treatment paradigm is inadequate. Our competitive strengths include:

-	Efgartigimod: Phase 3 product candidate with clinical proof-of-concept in MG, ITP and PV; pipeline-in-a-product opportunity in seven global clinical trials and two additional indications are selected. We launched a Phase 3 clinical trial in MG for our lead product candidate, efgartigimod, in September 2018 and announced topline data of the Phase 3 in May 2020. In addition, the bridging study with SC ENHANZE® efgartigimod was launched by the end of 2020. We also announced full data from the Phase 2 clinical trial in ITP in December 2018 and launched a Phase 3 clinical trial, ADVANCE and ADVANCE SC in this indication at the end of 2019 and 2020 respectively. Also, at the end of 2019 we initiated a Phase 2 clinical trial, ADHERE, of SC ENHANZE® efgartigimod in CIDP, and we reported interim data of the Phase 2 clinical trial of efgartigimod in PV in May 2020. MG, ITP, PV and CIDP are rare, severe autoimmune diseases with high unmet medical need. Each indication is characterized by high levels of pathogenic or IgG antibodies, and we specifically designed efgartigimod to reduce IgG antibody levels. In a Phase 1 clinical trial of efgartigimod with healthy volunteers, we observed a reduction of circulating IgG antibody levels of 50% to 85%. We believe that a reduction of pathogenic IgG antibody levels, which are a subset of circulating IgG antibodies in people with autoimmune disease, of at least 30% would be clinically meaningful. In addition, all patients in the treatment arm of our Phase 3 clinical trial in MG showed a rapid and deep reduction of their total IgG levels and disease improvement was found to correlate with reduction in pathogenic IgG levels. The treated ITP patients in the Phase 2 clinical trial showed a correla-tion between IgG reduction, platelet counts increase and reduction of bleeding events. In addition, interim data from the treated PV patients showed a rapid disease control in 28 out of 31 patients and complete clinical remission was observed in 7 out of 10 patients receiving the optimized dosing regimen. Based on these data, we believe efgartigimod is a pipeline-in-a-product opportunity in these, and potentially other, indications.
-	Productive discovery capabilities through our IIP that fuel a deep pipeline of clinical and preclinical product candidates. We are advancing a deep pipeline of both clinical- and preclinical-stage product candidates for the treatment of severe autoimmune diseases, hematological disorders and cancer. Leveraging our technology suite and clinical expertise, we have advanced six product candidates into late-stage clinical development —efgartigimod, cusatuzumab, ARGX-111, ARGX-109, LP0145 (formerly ARGX-112) and ARGX-115 (ABBV-151); three into the preclinical stage — STT-5058 (formerly ARGX-116), ARGX-117 and ARGX-118; and we currently have multiple programs in the discovery stage. We believe this level of productivity affords us a breadth of options with regard to independently advancing or partnering our pipeline assets.
-	The ability to exploit novel and complex targets for maximum therapeutic effect. Our SIMPLE AntibodyTM Platform, which is based on outbred llamas, combined with our IIP allows us to explore novel disease biology,and to access and explore a broad target universe. We believe the benefit of our platform is that it provides a broader set of human-like V-regions as compared to other sources such as mice or synthetic antibody libraries. With this breadth of antibodies, we are able to test many different epitopes, which are binding sites on antigens capable of eliciting an immune response. Being able to test many different epitopes with our antibodies enables us to search for an optimized combination of safety, potency and species cross-reactivity with the potential for maximum therapeutic effect on disease.
-	The ability to use our proprietary Fc engineering technologies to modulate immune response. We employ technologies—NHance®, ABDEGTM and POTELLIGENT®—that focus on engineering the Fc region of antibodies in order to augment their intrinsic therapeutic properties. These technologies are designed to expand the therapeutic index of our product candidates by modifying their half-life, tissue penetration, rate of disease target clearance and potency.
-	Validating strategic collaborations to maximize pipeline value or access complementary technology. Our productive discovery capabilities and deep pipeline have provided us with multiple product candidates for which we seek to capture the greatest value. We have partnered, and expect to continue to partner, product candidates that we believe have promising utility in disease areas or patient populations that are better served by the resources of larger biopharmaceutical companies. As a result, we have entered into collaborations with a number of biopharmaceutical companies, including our collaboration with Janssen for cusatuzumab, our product candidate targeting CD70 for rare and aggressive hematological cancers and with AbbVie for ARGX-115 (ABBV-151), a cancer immunotherapy-focused product candidate against the novel target GARP. In addition, we seek partnerships with companies that have complementary technologies. For instance, under the global collaboration and license agreement we have with Halozyme for their ENHANCE® subcutaneous drug delivery technology for which we have access for up to six targets, including exclusive rights to develop therapeutic products targeting human neonatal Fc receptor FcRn. Under the terms of the agreement, we paid an upfront payment of $30 million to Halozyme with potential future payments up to $160 million per selected target subject to achievement of specified development, regulatory and sales based milestones.

Our Product Candidates

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

Figure 2: The FcRn-mediated recycling mechanism

NHance®

NHance® refers to two mutations that we introduce into the Fc region of an IgG antibody. NHance® is designed to extend antibody serum half-life and increase tissue penetration. In certain cases, it is advantageous to engineer antibodies that remain in the circulation longer, allowing them to potentially exert a greater therapeutic effect or be dosed less frequently. As shown in Figure 3,  NHance® antibodies bind to FcRn with higher affinity, specifically under acidic pH conditions.  Due to these tighter bonds, NHance® FcRn-mediated antibody recycling is strongly favored over lysosomal degradation, although some degradation does occur.  NHance® allows a greater proportion of antibodies to return to the circulation potentially resulting in increased bioavailability and reduced dosing frequency. ARGX-111, ARGX-109, ARGX-117 and a number of our discovery-stage programs utilize NHance®.

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

Figure 4: SIMPLE AntibodyTM and ABDEGTM technologies work in concert to sweep disease targets

POTELLIGENT®: Modulation of Fc Interaction with NK Cells

POTELLIGENT® modulates the interaction of the Fc region with the Fc gamma receptor IIIa located on specialized immune cells, known as NK cells. These NK cells can destroy the target cell, resulting in enhanced ADCC. POTELLIGENT® changes the Fc structure by excluding a particular sugar unit such that it enables a tighter fit with the Fc gamma receptor IIIa. The strength of this interaction is a key factor in determining the killing potential of NK cells. An independent publication reported that the exclusion of this sugar unit of the Fc region increases the ADCC-mediated cell-killing potential of antibodies by 10- to 1000-fold. Cusatuzumab and ARGX-111 utilize POTELLIGENT® (source: Expert Opin Biol Ther 2006; 6:1161-1173; http://www.tandfonline.com/doi/full/10.1517/14712598.6.11.1161%20).

Our Wholly-Owned Programs

The following is the pipeline of our wholly owned product candidates and discovery programs

Efgartigimod (formerly referred to as ARGX-113)

We are developing our lead product candidate, efgartigimod, for the treatment of patients with MG (Phase 3), ITP (Phase 3), PV (Phase 2; Phase 3) and CIDP (Phase 2/3), all of which are rare and severe autoimmune diseases associated with high levels of circulating pathogenic IgG antibodies for which there are few innovative biologic treatments and a severe unmet medical need exists. We expect to start clinical development in a fifth and sixth indication in 2021.

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

Efgartigimod in MG – orphan drug status in the U.S., Europe and Japan

We announced full data from a double-blind, placebo-controlled Phase 2 clinical trial of efgartigimod in 24 patients with generalized MG in April 2018. In May 2019, we announced the publication of these Phase 2 results in the peer-reviewed journal, Neurology. The Phase 3 ADAPT trial was launched in September 2018 evaluating IV efgartigimod in gMG and topline data was announced on May 26, 2020. Also, in 2020 we have engaged the U.S. Food and Drug Administration (FDA) on a potential bridging strategy for 1,000mg subcutaneous SC ENHANZE® efgartigimod in gMG. We have presented additional data consistent with the topline results in October 2020. We expect to file a Japanese Marketing Authorization Application (J-MAA) with the Pharmaceuticals and Medical Devices Agency (PMDA) in the first half of 2021 with an expected efgartigimod launch in gMG in Japan. The commercial infrastructure readiness activities, including activities with global supply chain, are on track for the launch timeline in the U.S. and Japan. We expect to submit a market authorization application in China shortly after following potential approval in the U.S. Furthermore, we expect to file a Marketing Authorization Application (MAA) with the European Medicines Agency (EMA) in the second half of 2021.

Efgartigimod in ITP – orphan drug status in the U.S. and Europe

In 2018, we performed a second Phase 2 clinical trial of IV efgartigimod in 38 patients with ITP for which the full study data were published in the peer-reviewed journal, Hematology in December 2019. The Phase 3 program of IV efgartigimod, ADVANCE, was initiated in the fourth quarter of 2019 and will evaluate the potential of IV efgartigimod for both induction and maintenance of platelet response. The ADVANCE SC Phase 3 trial in ITP has started in fourth quarter 2020 will evaluate the fixed dose of SC ENHANZE® efgartigimod.

Efgartigimod in PV

A Phase 2 proof-of-concept trial of IV efgartigimod is ongoing in PV and positive proof-of-concept data were presented at a medical conference during 2020. A registrational Phase 3 trial has been initiated during 2020.

Efgartigimod in CIDP

At the end of 2019, we initiated the Phase 2 ADHERE trial of SC ENHANZE® efgartigimod in patients with CIDP. We have completed the enrollment of the first 30 patients. The potential decision to expand the trial up to 130-140 patients is now expected in first quarter 2021.

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

The U.S. prevalence of MG is estimated at approximately 20 cases per 100,000 (source: Philips et al, Ann NY Acad Sci. 2003; www.myasthenia.org/LinkClick.aspx?fileticket=EjpV6nDv8pU=&tabid=84). Currently, there are an estimated 64,000 MG patients in the United States, of which an estimated 55,000 patients are suffering from generalized MG. We believe that the prevalence in Europe is at a similar level. Our initial focus is on generalized MG patients whose disease is not well-controlled with corticosteroids and immunosuppressants, which we believe represents a majority of generalized MG patients.

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

Both of these approaches place a heavy cost burden on the healthcare system. In addition to the costs of the IVIg or plasmapheresis treatment itself, hospitalization of patients receiving these treatments further adds to this cost burden. According to a 2011 study, the average short-term cost for utilizing IVIg or plasmapheresis for MG crisis was $78,814 and $101,140 per patient, respectively (source: J Clin Neuromuscul Dis. 2011 Dec; 13(2):85–94. doi: 10.1097/CND.0b013e31822c34dd). In addition to patients experiencing an MG crisis, we believe a substantial number of MG patients receive chronic IVIg or plasmapheresis for which they require frequent hospitalization.

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

Overview of Primary Immune Thrombocytopenia

ITP is a bleeding disease caused by an autoimmune reaction in which a patient develops antibodies that attack and destroy their own platelets, which are blood cells that help blood to clot, or their own platelet-forming cells. ITP, which develops for no known reason, is differentiated from secondary immune thrombocytopenia, which is associated with other illnesses, such as infections or autoimmune diseases, or which occurs after transfusion or taking other drugs, such as cancer drugs. Platelet deficiency, or thrombocytopenia, can cause bleeding in tissues, bruising and slow blood clotting after injury. ITP affects approximately 72,000 patients in the United States (sources: Current Medical Research and Opinion, 25:12, 2961-2969; Am J Hematol. 2012 Sep; 87(9): 848–852; Pediatr Blood Cancer. 2012 Feb; 58(2): 216–220).

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

IVIg can raise the platelet count within days in most patients, but the effect is usually transient. IVIg introduces high levels of exogenously added IgG antibodies to the blood stream that compete with the patient's autoantibodies for various pathways including the FcRn-dependent antibody recycling pathway, thereby lowering the impact of the autoantibodies. IVIg treatment for ITP requires intravenous dosing of up to 2 g/kg per day of IVIg and is associated with many of the adverse events seen with IVIg treatment of other autoimmune diseases, such as MG as described above. Both IVIg and plasmapheresis when used to treat ITP carry a high cost burden on the healthcare system as they do when used to treat MG.

The production of platelets in patients refractory to other treatments can be stimulated by drugs such as romiplostim (Nplate) or eltrombopag (Promacta) that mimic thrombopoietin. While these therapies lead to increases in blood platelet counts, they do not address the underlying cause of the disease, which is the destruction of platelets by the immune system. Romiplostim (Nplate),Eltrombopag (Promacta) and Fostamatinib (Rigel) are approved as last-line therapy for ITP and have generated global revenues of $584 million and $635 million in 2016, respectively (source: Amgen Inc. Annual Report on Form 10-K for Fiscal Year Ended December 31, 2016 (page 126)).

Overview of Pemphigus Vulgaris

PV is an autoimmune disorder associated with mucosal and skin blisters that lead to pain, difficulty swallowing and skin infection. This chronic, potentially life-threatening disease is triggered by IgG autoantibodies targeting desmoglein-1 and -3, which are present on the surface of keratinocytes and important for cell-to-cell adhesion in the epithelium. Autoantibodies targeting desmogleins result in loss of cell adhesion, the primary cause of blister formation in PV. Similar to MG and ITP, disease severity of PV correlates to the amount of pathogenic IgGs targeting desmogleins.

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

Efgartigimod targets FcRn with high affinity, thereby reducing levels of all four classes of IgG antibodies, which are referred to as IgG1, IgG2, IgG3 and IgG4. In the case of MG, the large majority of patients have autoantibodies of the IgG1 and IgG3 classes, while in the case of ITP these autoantibodies consist mainly of the IgG1 class. In the case of PV, the pathogenic autoantibodies consist mainly of the IgG1 and IgG4 class. As shown in Figure 6, efgartigimod's mechanism of action is to block the recycling of IgG antibodies and remove them from circulation. Antibodies are routinely removed from circulation by being internalized into cells, where they can either become destined for degradation in the lysosomes or recycled back into circulation. IgG antibodies not bound to FcRn are degraded, while those bound to FcRn are recycled back into circulation. As a result of our ABDEGTM technology and the modifications we made to the Fc region, efgartigimod binds to FcRn with high affinity making this receptor unavailable to circulating IgG antibodies. The IgG antibodies can then no longer effectively be rescued and end up in the lysosomes where they are degraded. Compared to alternative immunosuppressive approaches, such as B-lymphocyte, or B-cell, depleting agents, efgartigimod acts in a highly selective manner by reducing IgG antibody levels, while leaving levels of antibodies of the immunoglobulin A, or

IgA, immunoglobulin M, or IgM, and immunoglobulin D, or IgD, types as well as all components of the innate immune system intact.

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

In addition to MG, ITP, PV and CIDP, we believe there are other autoimmune diseases that may benefit from the mechanism of action of efgartigimod therapy. We intend to pursue initial approval for MG and then plan to expand potentially to ITP, PV and CIDP because these diseases have significant unmet medical needs. We then intend to expand our clinical development efforts for efgartigimod into additional indications also mediat-ed by pathogenic IgG antibodies. Pathogenic auto-antibodies have been shown to be associated with other neuromuscular diseases such as Guillain-Barré, Lambert Eaton, chronic inflammatory demyelinating polyradiculoneuropathy; with other hematological diseases such as hemolytic anemia; and with other autoimmune blistering diseases such as bullous pemphigoid and epidermyolysis bullosa; as well as with systemic lupus erythematosus and multiple sclerosis, which affect larger numbers of patients.

Global and Broad Clinical Development Plan

We are currently evaluating efgartigimod in Phase 3 clinical trials in MG and ITP. A global, multi-center Phase 3 ADAPT clinical trial, including ADAPT+ one-year open-label extension study, is currently ongoing. The ADAPT trial completed patient enrolment at the end of 2019 and topline data was announced on May 26, 2020. For ITP, a global Phase 3 program includes two potential registrational trials to be run concurrently. The first trial,

ADVANCE is launched and will evaluate 10mg/kg IV efgartigimod on top of standard of care medication. The second trial is launched in the fourth quarter of 2020 and will evaluate the 1000 mg SC ENHANZE® efgartigimod.

A Phase 2 proof-of-concept clinical trial of efgartigimod for the treatment of pemphigus vulgaris is still ongoing and positive interim proof-of concept data were reported in May 2020 during a medical meeting in 2020. We have initiated a Phase 3 ADRESS trial of efgartigimod for the treatment of pemphigus during the fourth quarter of 2020.

Finally, at the end of 2019, we initiated the Phase 2 ADHERE trial of SC ENHANZE® efgartigimod in CIDP patients, and we expect to start clinical development in a fifth and sixth indication in 2021.

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

All TEAEs reported, as well as TEAEs deemed to be drug-related by the investigator in at least two patients, are summarized in Table 1.

Table 1. Overview of TEAEs and drug related TEAEs reported in at least two patients in efgartigimod Phase 2 Clinical Trial in MG

TEAE/patinet count	Placebo (n = 12)	Efgartigimod (n = 12)	Total (n = 24)
TEAEs (total)	10 (83.3)	10 (83.3)	20 (83.3)
Headache	3 (25.0)	4 (33.3)	7 (29.2)
Nausea	1 (8.3)	1 (8.3)	2 (8.3)
Diarrhea	1 (8.3)	1 (8.3)	2 (8.3)
Abdominal pain upper	1 (8.3)	1 (8.3)	2 (8.3)
Arthralgia	2 (16.7)	0 (0.0)	2 (8.3)
Total lymphocyte count decrease	0 (0.0)	2 (16.7)	2 (8.3)
B-lymphocyte decrease	0 (0.0)	2 (16.7)	2 (8.3)
Monocyte count decrease	0 (0.0)	2 (16.7)	2 (8.3)
Neutrophil count increase	0 (0.0)	2 (16.7)	2 (8.3)
Myalgia	0 (0.0)	2 (16.7)	2 (8.3)
Pruritus	2 (16.7)	1 (8.3)	3 (12.5)
Rhinorrhea	1 (8.3)	1 (8.3)	2 (8.3)
Tooth abscess	2 (16.7)	0 (0.0)	2 (8.3)
Toothache	2 (16.7)	0 (0.0)	2 (8.3)

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

In line with findings in the Phase 1 healthy volunteer trial, positive anti-drug antibody, or ADA, titers were detected in a limited number of patients. In the Phase 2 clinical trial, positive post-dosing ADA titers were detected in four out of 12 patients receiving efgartigimod and in three out of 12 patients receiving placebo. In one active-treated patient, positive post-dose ADA titers were detected as of two weeks after the last infusion, and these titers may have the tendency to slightly increase over the course of the trial. In line with the results obtained in the Phase 1 healthy volunteer trial, the majority of ADA signals in active-treated patients were just above the detection limit of the assay and were typically only found once or twice during the course of the trial. Positive post-dose ADA titers had no apparent effect on efgartigimod pharmacokinetics or pharmacodynamics.

Phase 2 Clinical Trial in ITP

We completed a randomized, double-blind, placebo-controlled Phase 2 clinical trial to evaluate the safety, efficacy and pharmacokinetics of efgartigimod in 38 adult primary ITP patients, who have platelet counts lower than 30 x 109/L while being on a stable dose of standard-of-care treatments consisting of corticosteroids, permitted immunosuppressants or thrombopoietin receptor agonists, or after having undergone a splenectomy or while being monitored under a 'watch & wait' approach. We conducted the clinical trial at 19 clinical centers across eight countries in the European Union. Patients were randomly assigned to three arms of 12 or 13 patients for the placebo or efgartigimod arms, respectively. All patients in this clinical trial on a drug standard-of-care treatment were to continue to receive their stable dose of standard-of-care treatment as per the protocol. One treatment arm received 5 mg/kg efgartigimod, the second arm received 10 mg/kg efgartigimod and the third arm received placebo. Dosing took place in a three-week period, which included four weekly doses of efgartigimod or placebo. Patient follow-up continued for 21 weeks after treatment. Patients from all three cohorts were eligible to enroll in a one-year open-label extension study at the 10mg/kg dose of efgartigimod, subject to meeting enrollment criteria, including platelet counts lower than 30 x 109/L.

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

The Phase 2 proof-of-concept were presented in 2020. The presentation included updated data from 34 evaluable patients (31 evaluable for efficacy) treated with 10mg/kg or 25mg/kg of IV efgartigimod through May 16, 2020. In this trial, we observed that:

●	90% (28/31) of evaluable patients achieved rapid disease control; median time to disease control for monotherapy and combination therapy is 15 and 22 days, respectively;
●	Complete clinical remission observed in 70% (7/10) of patients receiving optimized dosing regimen determined to be efgartigimod dosed at least every two weeks in combination with oral prednisone (0.25-0.5mg/kg);
●	73% (11/15) of patients receiving 25mg/kg efgartigimod achieved end of consolidation, including patients who preferred to taper steroid dose; and
●	A favourable tolerability profile, consistent with data from previous efgartigimod studies.

The data demonstrated a clear correlation between pathogenic IgG reduction and the Pemphigus Disease Area Index score improvement (Fig. 11). 90% (28/31) of patients achieved rapid disease control; median time to disease control for both monotherapy and combination therapy was 15 and 22 days, respectively. Complete clinical remission was observed in 70% (7/10) of the patients receiving an optimized dosing regimen determined to be efgartigimod dosed at least every two weeks in combination with oral prednisone (0.25-O.5 mg/kg), and CR was achieved within 2-13 weeks. This data suggested the potential for corticosteroid sparing treatment. In addition, an independent data review committee concluded tolerability to be favorable.

Figure 11: IgG reduction correlates to PDAI score improvement in responders

A potential registrational trial has been started in the fourth quarter of 2020.

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

We initiated a Phase 1 clinical trial in healthy volunteers for the ENHANZE® subcutaneous formulation for the treatment of chronic autoimmune diseases. The open-label, Phase 1 trial enrolled 33 healthy volunteers and included four treatment arms: three with fixed doses of SC ENHANZE® efgartigimod, and one evaluating a body weight-based dose of SC ENHANZE® efgartigimod. Clear dose dependent reductions in mean total IgG and the different IgG subtypes concentration were observed. Using PK-PD modelling, we selected a dose of 1000 mg SC ENHANZE® efgartigimod to be equivalent to the 10 mg/kg IV efgartigimod formulation with respect to the effect on IgG levels.

The SC ENHANZE® efgartigimod formulation was quickly injected with mean injection times lower than 1 minute for the smallest dose.

Single dose of SC ENHANZE® efgartigimod of 750 mg, 1250 mg, 1750 mg, or 10 mg/kg was well tolerated by all healthy subjects. No obvious TEAE were reported beyond mild and transient injection site reactions, in line with reported ENHANZE® coformulation findings. No meaningful immunogenicity was reported.

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

We announced interim data from this Phase 1 clinical trial in June 2016 and at a workshop we sponsored in conjunction with the American Society of Hematology annual meeting in December 2016. The full results from this clinical trial have been published in a peer reviewed during 2017.

Single Ascending Dose

We observed that a single two-hour infusion of 10 mg/kg efgartigimod was associated with an approximate 50% reduction of circulating IgG antibody levels. We observed that a reduction of circulating IgG antibody levels persisted for more than four weeks after the last dose, as shown in Figure 12. We believe this sustained reduction would be clinically meaningful if replicated with respect to pathogenic IgG antibodies because IVIg and plasmapheresis typically result in a 30% to 60% reduction in pathogenic IgG antibody levels.

Figure 12. Selective reduction of IgG by administration of efgartigimod to healthy volunteers in the single ascending dose part of our Phase 1 clinical trial

Administration of efgartigimod at single doses up to 25 mg/kg was reported to be well tolerated and administration of a single dose of 50 mg/kg was reported to be moderately tolerated. There were no drug or infusion related serious adverse events associated with doses up to 50 mg/kg. The most frequently reported drug related adverse events included abnormal white blood cell count, increased C reactive protein levels, headache, dizziness and chills. All of these adverse events were mild or moderate and reported only in the two highest dose groups (25 mg/kg and 50 mg/kg). While efgartigimod was associated with a decrease in the levels of IgG antibodies, there were no observed changes in IgM or IgA levels or serum albumin observed in the clinical trial, suggesting that efgartigimod has the potential to be a highly selective immunosuppressant.

Multiple Ascending Dose

In the multiple ascending dose part of the Phase 1 clinical trial, repeat administration of both 10 mg/kg and 25 mg/kg of efgartigimod every seven days, four doses in total, and 10 mg/kg every four days, six doses in total, was associated with a gradual reduction in levels of all four classes of IgG antibodies by 60% to 85%, with 10 mg/kg dose results shown in Figure 13. For all doses, we observed the reduction in circulating IgG antibody levels to persist for more than four weeks after the last dose with levels below 50% at approximately three weeks and did not return to baseline levels for more than one month. Pharmacokinetic analysis of serum baseline levels of efgartigimod indicates that it has a half-life of approximately three to four days with no drug accumulation following subsequent weekly dosing. The prolonged activity on the levels of IgG antibodies is consistent with the mechanism of action of efgartigimod and the effect of the ABDEGTM technology on increasing the intracellular recycling of efgartigimod. Similar to the single ascending dose part, no significant reductions in IgM, IgA or serum albumin were observed.

Figure 13. Reduction in the levels of four IgG antibody classes and total IgG levels in the multiple ascending dose part of our Phase 1 clinical trial of efgartigimod in healthy volunteers at a dose of 10 mg/kg every seven days

Administration of multiple efgartigimod doses of 10 mg/kg and 25 mg/kg were reported to be well tolerated. One serious adverse event, hyperventilation, was observed in the multiple ascending dose part. This event, which occurred six days after drug administration, was considered by the clinical investigator as unlikely to be related to efgartigimod. Some patients had changes to C reactive protein levels that were considered clinically significant. The most frequently reported drug related adverse events included headache, feeling cold, chills and fatigue, all of which were mild or moderate and reported only in the highest dose group of 25 mg/kg.

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

Cusatuzumab (formerly referred to as ARGX-110)

We are developing cusatuzumab in hematological cancer indications, currently AML, as well as high-risk MDS. We are developing cusatuzumab with our collaborator Janssen. See “Collaboration Agreements" below.

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

In addition, we reported results of the Phase 2 part of the Phase 1/2 clinical trial in relapsed or refractory CD70-positive CTCL patients and an open-label Phase 1 clinical trial in patients with nasopharyngeal carcinoma.

In June, 2020, we presented maturing data from the Phase 2 CULMINATE trial of cusatuzumab in combination with azacytidine in newly diagnosed, elderly patients with AML who are ineligible for intensive chemotherapy which have shown that complete response rates are not likely to exceed those from the VIALE-A trial of venetoclax in combination with azacytidine. In this trial, we observed that:

●	Based on the enrolment to date, the dose selected should be 20mg/kg;
●	CULMINATE trial will continue to evaluate responses and durability for existing patients, but no new patients will be enrolled;
●	Topline data were reported in the first quarter of 2021; and
●	The registration strategy is to be determined following evaluation of maturing data across the cusatuzumab program and AML treatment landscape.

On January 8, 2021, we presented interim data from the Phase 2 CULMINATE trial of cusatuzumab. A pre-planned interim analysis was conducted of the 52 patients (46.2% adverse ELN risk classification) receiving 20mg/kg cusatuzumab plus azacitidine treatment (intent-to-treat population (ITT)). The results from the ITT analysis showed a complete remission (CR) rate of 27% (14/52) and composite complete remission (CRc), including CRs with incomplete hematologic recovery, rate of 40% (21/52). The 30-day mortality rate of the ITT population was 9.6% (5/52). In a cohort where patients received at least two treatment cycles (20mg/kg cusatuzumab plus azacitidine), 42% (14/33) achieved CR and 64% (21/33) achieved CRc. Cusatuzumab was observed to be well-tolerated and the safety profile was consistent with prior studies. Final results from the CULMINATE trial will be presented in a peer-reviewed forum.

Overview of Acute Myeloid Leukemia and Myelodysplastic Syndrome

AML is a hematological cancer characterized by excessive proliferation of myeloid stem cells and their failure to properly differentiate into mature white blood cells. AML is the second most common subtype of leukemia in adults. In the United States, AML has an incidence of approximately 22,000 new cases annually (Siegel et al., Cancer J Clin 2015) AML is generally a disease of elderly people, with more than 60% of diagnosed patients being older than 60 years, and AML is uncommon before the age of 45. The average five-year survival rate for patients with AML is 27%, but there are significant differences in prognosis depending on several factors, including the age of the patient at diagnosis. For patients under the age of 45, the five-year survival rate is approximately 57%, while for those over the age of 65 it is only 6%. There are likely multiple reasons for this discrepancy, including the ability of younger patients to tolerate more aggressive therapy.

Current first-line treatments in AML typically involve aggressive chemotherapy, including alkylating agents and cytarabine potentially followed by stem cell transplantation, for younger patients with the aim to induce remis-sion. This therapy is not recommended for older patients or patients with comorbidities, who are often treated with hypomethylating agents. We believe there is a significant need for safer, more effective AML treatments that can also be used in elderly patients. Because relapse is often due to leukemic stem cells present next to the malignant AML cells, or blasts, therapies targeting both blasts and leukemic stem cells may be more efficacious than chemotherapy only and could increase survival rates.

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

The Phase 2 CULMINATE clinical trial is enrolling up to 150 patients with previously untreated AML who are not eligible for intensive chemotherapy. In this two-part trial, patients will first be randomized to receive one of two dose levels of cusatuzumab (10mg/kg and 20mg/kg) in combination with azacytidine (75mg/m2) followed by an expansion cohort to evaluate efficacy of the selected dose of cusatuzumab. A Phase 1b trial is also ongoing in AML with the initial ELEVATE trial evaluating combinations of cusatuzumab, venetoclax and azacitadine. In addition, a Phase 1 trial in Japan was initiated of cusatuzumab in combination with azacytidine evaluating newly diagnosed elderly AML patients who are ineligible for intensive chemotherapy. A randomized Phase 2 BEACON trial in higher-risk myelodysplastic syndromes (MDS) is paused due to COVID-19.

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

Table 2. Grade 3 or higher treatment emergent adverse events of cusatuzumab in combination with azacitidine open-label, Phase 1 dose-escalation part (first 12 evaluable patients, ongoing, as of February 2019).

Escalation phase – cusatuzumab dose:	1 mg/kg (N=3)	3 mg/kg (N=3)	10 mg/kg (N=3)	20 mg/kg (N=3)	Total (N=12)
TEAEs grade 3 and 4*	Number of patients
Blood and lymphatic disorders	2	3	2	3	10
Anemia	1	3	1	—	5
Febrile neutropenia	2	—	1	2	5
Leukopenia	—	—	1	—	1
Neutropenia	—	—	1	2	3
Thrombocytopenia	—	—	1	—	1
Cardiac disorders	1	—	—	1	2
GI disorders	—	1	—	1	2
General disorders and administration site conditions	—	1	1	—	2
Infections and infestations	1	2	—	3	6
Laboratry abnormalities	3	3	—	1	7
Reproductive system and breast disorders	—	—		1	1
Vascular disorders	—	1	—	—	1
IRR AEs#	1	1	—	—	2

●	AEs leading to discontinuation of study treatment n = 1 (3mg/kg dose)
●	#IRR (infusion-related reaction) preferred terms: chills, pyrexia, dyspnea, malaise, tachycardia, hypo/hypertension, dizziness, hypersensitivity

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

There were 83 serious adverse events seen in 42 of these pre-treated patients. Many patients who enrolled in this study have failed more than one prior therapy. All drug-related adverse events referenced in this paragraph 3.2.2 were evaluated by the investigators according to the Common Terminology Criteria for Adverse Events guidelines (CTCAE v4.03). One Grade 1 (pyrexia), seven Grade 2 (infusion-related reactions), four Grade 3 (febrile neutropenia, anaemia, thrombocytopenia and fatigue—included in Table 6) and no Grade 4 serious adverse events were reported by the investigator as being drug-related. 23 patient deaths were reported in the phase 1 clinical trial, of which 17 deaths were attributed to disease progression. One patient death (Grade 5), which was deemed drug-related by the investigator, occurred in a heavily pre-treated patient with Waldenstrom Macroglobulinemia and was attributed to sepsis and general condition deterioration.

Table 6. Grade 3 and 4 drug-related adverse events (including serious adverse events), in ARGX-110 in open label, Phase 1 clinical trial

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

We obtained the rights to ARGX-117 as part of our Immunology Innovation Program through which we identified the work on this antibody with Broteio Pharma. argenx and Broteio launched a collaboration in 2017 to conduct research, with support from the University of Utrecht, to demonstrate preclinical proof-of-concept of the mechanism of ARGX-117. Based on promising preclinical data generated under this collaboration agreement, we have exercised the exclusive option to license the program and assumed responsibility for further development and commercialization.

In the third quarter of 2020, we initiated a Phase 1 healthy volunteer trial of IV and SC ARGX-117 to evaluate safety and tolerability and establish a dosing regimen. Following analysis of Phase 1 data, we plan to launch a Phase 2 proof-of-concept trial in multifocal motor neuropathy within our neuromuscular franchise and to develop ARGX-117 in additional autoimmune indications.

ARGX-118

We have exercised our option to exclusively acquire rights to ARGX-118, a highly differentiated antibody against Galectin-10, the protein of Charcot-Leyden crystals, which are implicated as a major contributor to severe asthma and to the persistence of mucus plugs. ARGX-118 has the following differentiated features:

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

ARGX-118 was developed under a collaboration with VIB, a life sciences research institute based in Flanders, Belgium. Lead optimization work on ARGX-118 for airway inflammation will continue in 2021.

Our Partnered Programs

Our product candidate pipeline enabled by our suite of technologies is set forth below:

The following is the pipeline for our partnered product candidates and discovery programs. For more information on our collaborations, see “Collaboration Agreements" below.

LP0145 (formerly ARGX-112) (partnered with LEO Pharma)

We are developing LP0145for the treatment of dermatologic indications involving inflammation, together with our collaboration partner LEO Pharma.

LP0145 employs our SIMPLE AntibodyTM technology and blocks the interleukin-22 receptor, or IL-22R, in order to neutralize the signaling of cytokines implicated in autoimmune diseases of the skin.

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

In August 2018, AbbVie exercised its exclusive license option to develop and commercialize ARGX-115 (ABBV-151). ARGX-115/ ABBV-151 is currently being explored in a phase 1 clinical trial by Abbvie (https://www.clinicaltrials.gov/ct2/show/NCT03821935?term=NCT03821935&draw=2&rank=1).

STT-5058 (formerly ARGX-116) (partnered with Staten Biotechnology)

We are developing STT-5058 for the treatment of dyslipidemia, together with our collaboration partner Staten Biotechnology.

STT-5058 employs our SIMPLE AntibodyTM technology and blocks APOC3, a metabolic target involved in triglyceride metabolism.

STT-5058 is the first of up to three research programs under the collaboration. Under the terms of the collaboration, the parties are jointly responsible for conducting research under a mutually agreed research program, with Staten reimbursing us for all costs of carrying out our research responsibilities under each research program.

In December 2018, Staten Biotechnology announced that it will collaborate with Novo Nordisk A/S to co-develop STT-5058.

Staten initiated dosing in first-in-human clinical trial of STT-5058.

ARGX-114 (partnered with AgomAb)

ARGX-114 is an HFG-mimetic SIMPLE AntibodyTM directed against the MET receptor.

ARGX-109 (partnered with Genor Biopharma)

ARGX 109 employs our SIMPLE AntibodyTM and NHance® technologies and blocks interleukin 6, or IL 6, a cell signaling protein that is an important driver of inflammatory response implicated in the transition from acute to chronic inflammation.

In October 2012, we entered into an exclusive license agreement with Bird Rock Bio, Inc. (formely known as RuiYi Inc. and Anaphore, Inc.), to develop and commercialize ARGX-109. In 2018, Bird Rock Bio and argenx mutually agreed to terminate this exclusive license agreement. Genor Biopharma, a sublicensee of Bird Rock Bio, will continue to develop ARGX-109 for the Chinese market.

Immunology Innovation Program

We have developed a program designed to secure access to early, cutting edge targets, which we call our Immunology Innovation Program. Through our Immunology Innovation Program, we are able to serially collaborate with leading academic labs by providing them access to our SIMPLE AntibodyTM Platform technology with the goal of expediting the validation of new targets and accelerating the addition of new product candidates to our pipeline. In return, we receive early access to these targets and provide academic groups or biotechnology companies a simple path to clinical validation and future commercialization of promising ideas in which we and the academic lab or biotechnology company both share in the upside potential.

One example of the value of the Immunology Innovation Program is ARGX-115 (ABBV-151), which was devel-oped in collaboration with the de Duve Institute / Université Catholique de Louvain. We provided antibodies to the academic groups to help validate the target. This in turn, allowed the groups to advance their work successfully, including the facilitation of supportive publications. Subsequently, this program formed the basis of our collaboration with AbbVie. ARGX-115 (ABBV-151) exemplifies how our Immunology Innovation Program enables us to generate product candidates against novel targets that may be of high interest for collaboration with biopharmaceutical partners. Another example is STT-5058, which was discovered in close collaboration with disease biology experts from Staten Biotechnology, an emerging biotechnology company specialized in the field of dyslipidemia.

In March 2017, we entered into a collaboration under our Immunology Innovation Program with Broteio Pharma B.V. to develop an antibody against a novel target in the complement cascade, ARGX-117. Under the terms of the agreement, we and Broteio jointly developed the complement-targeted antibody to seek to establish preclinical proof-of-concept using our proprietary suite of technologies. Upon successful completion of these studies, we exercised an exclusive option to license the program in March 2018 and assumed responsibility for further development and commercialization.

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

Efgartigimod, cusatuzumab, ARGX-111 and LP0145 are each manufactured using an industry-standard mammalian cell culture of a Chinese hamster ovary cell line that expresses the product, followed by multiple purification and filtration steps typically used in producing monoclonal antibodies.

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

Intellectual Property

Introduction

We strive to protect the proprietary technologies that we believe are important to our business, including pursuing and maintaining patent protection intended to cover the platform technologies incorporated into, or used to produce, our product candidates, the compositions of matter of our product candidates and their methods of use, as well as other inventions that are important to our business. In addition to patent protection, we also rely on trademarks and trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection, including certain aspects of our llama immunization and antibody affinity maturation approaches.

Our commercial success depends upon our ability to obtain and maintain patent and other proprietary protection for commercially important technologies, inventions and know-how related to our business, defend and enforce our intellectual property rights, particularly our patent rights, preserve the confidentiality of our trade secrets and operate without infringing valid and enforceable intellectual property rights of others. Specifically, we are materially dependent on patent and other proprietary protection related to our core platform technologies, described in "Platform Technologies", and our product candidates, as described in " Product Candidates: Wholly-Owned Programs " and " Product Candidates: Partnered Programs ", below.

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

As of January 1, 2021, our patent portfolio (which includes both proprietary and in-licensed patent families) comprises at least 211 granted and 209 pending patents, including 30 issued U.S. patents, 9 granted European patents and 172 issued foreign patents.

Platform Technologies

With regard to our platform technologies, we own or have rights in patents and patent applications directed to our SIMPLE AntibodyTM discovery platform, the ABDEGTM and NHance® platforms and the POTELLIGENT® platform.

With regard to our SIMPLE AntibodyTM discovery platform, we own a patent family containing six issued U.S. patents with composition of matter claims directed to chimeric antibodies containing variable domains comprising CDRs obtained from conventional heterotetrameric llama antibodies fused to one or more domains of a human antibody, polynucleotides encoding such chimeric antibodies, libraries of expression vectors comprising cDNA sequences encoding camelid antibodies, method claims directed to the preparation of such chimeric antibodies, and methods of modulating the binding of a human target antigen to its ligand or receptor by administering such a chimeric antibody. The U.S. patents are expected to expire in 2029 to 2033. In addition, the patent family contains patents that have been granted in Australia, Canada, Europe, United Kingdom, Israel, India and Japan, and pending applications in China and Japan (divisional). In addition, we have a second patent family containing patents granted in the United States (two), Australia, Europe, United Kingdom, Israel, India and Japan, and one patent application pending in Canada, with composition of matter claims directed to a chimeric antibody containing variable regions with CDRs derived from a llama antibody and certain amino acid substitutions corresponding to amino acids present in a human germline variable region. The granted patents have a basic patent expiry date in 2031.

With regard to the ABDEGTM platform, we co-own with, and exclusively license from, the University of Texas, a patent family containing a granted U.S. patent with composition of matter claims directed to an isolated FcRn-antagonist comprising an variant immunoglobulin Fc region having an increased affinity for an Fc gamma receptor relative to a wild-type IgG1 Fc region, and method of use claims directed to a method of using such an FcRn-antagonist to treat certain antibody mediated disorders. The U.S. patentis expected to expire in 2036. In addition, in this patent family, we also have granted patents in Australia, China, Eurasia, Europe, Japan, Mexico, New Zealand and Singapore, and we have 13 patent applications pending in U.S. (divisional) and various other countries and regions in North America, South America, Europe, Asia and South Africa. The granted patents have a basic expiry date in 2034. In addition, we own a second patent family containing pending patent applications in the United States and 15 other jurisdictions with claims directed to methods of reducing the serum levels of an Fc-containing agent in a subject by administering to the subject an FcRn-antagonist containing a variant immunoglobulin Fc region containing certain amino acid substitutions. A U.S. patent, if issued from the U.S. patent application, is expected to expire in 2036.

With regard to the NHance® platform, we have exclusively licensed from the University of Texas two U.S. patents with composition of matter claims directed to an IgG molecule comprising a variant human Fc domain, and method of use claims directed to a method of blocking FcRn function in a subject by providing to the subject such an IgG molecule. The U.S. patents are expected to expire earliest in 2027 to 2028. The patent family also includes a granted European patent.

With regard to the POTELLIGENT® platform, which is currently used in the production of our cusatuzumab product candidate, we have non-exclusively licensed from BioWa certain patent rights that relate to different aspects of the POTELLIGENT® platform.

Product Candidates: Wholly-Owned Programs

With regard to the efgartigimod product candidate, efgartigimod incorporates the ABDEGTM technology platform, the coverage of which is discussed above under "Platform Technologies".

With regard to the cusatuzumab product candidate, we have three issued U.S. patents, one with composition of matter claims directed to the cusatuzumab antibody, one with claims directed to the epitope cusatuzumab binds to, and one with claims directed to a polynucleotide that encodes antibodies that bind to the epitope cusatuzumab binds to and two pending U.S. patent applications with method of use claims directed to the treatment of cancer and immunological disorders with the cusatuzumab antibody. The issued U.S. patents expire in 2032 and 2033, and the U.S. patent applications, if issued as a U.S. patent, is expected to expire in 2032, without taking a potential patent term extension into account. In addition, we have patents that have been granted in Australia, China, Europe, Israel, India, Japan and Russia and five patent applications pending in Brazil, Canada, Indonesia and U.S. (two divisionals pending). Furthermore, cusatuzumab incorporates or employs the SIMPLE AntibodyTM and POTELLIGENT® technology platforms, which are covered by one or more of the patents and patent applications discussed above under "Platform Technologies".

With regard to the ARGX-117 product candidate, we own or have rights in 4 patent families (including 1 in-licensed patent family from Broteio Pharma) with several granted patents and pending patent applications in multiple jurisdictions in North America, South America, Europe and Asia, directed to composition of matter claims and method of treatment claims. The in-licensed patent family from Broteio Pharma has granted pa-tents in Australia, China, Europe, Hong Kong, Mexico and U.S. (2 issued patents in U.S.), which have a basic expiry date in 2034. The other 3 patent families have basic expiry dates in 2039, 2040 and 2041.

With regard to the ARGX-118 product candidate, we co-own 1 patent family with VIB VZW and Universiteit Gent, with pending patent applications in multiple jurisdictions in North America, South America, Europe and Asia. The patent family has a basic expiry date in 2039.

Product Candidates: Partnered Programs

With regard to the ARGX-115 (ABBV-151) product candidate, we co-own with, and exclusively license from, the Ludwig Institute for Cancer Research and Université Catholique de Louvain, a granted U.S. patent with composition of matter claims directed to an antibody that binds GARP the presence of TGF-β and method of use claims directed to the use of such an antibody in the treatment of cancer. The U.S. patenthas a basic expiry date in 2034, without taking a potential patent term extension into account. In addition, the patent family contains at least 18 patent applications pending in U.S. (CIP) and various other countries and regions in North America, South America, Europe and Asia. In addition, we co-own with, and exclusively license from, the Université Catholique de Louvain 2 more patent families with composition of matter claims directed to an antibody that binds an epitope of a complex formed by human GARP and TGF-β and method of use claims directed to the use of such an antibody in the treatment of cancer. The 2 patent families have basic expiry dates in 2036 and 2038. Furthermore, ARGX-115 (ABBV-151) incorporates or employs the SIMPLE AntibodyTM technology platform, which is covered by one or more of the patents and patent applications discussed above under "Platform Technologies".

With regard to the ARGX-109 product candidate, we have one patent family with composition of matter claims directed to ARGX-109. This patent family has granted patents in Australia, Canada, China, Colombia, Hong Kong, Israel, Japan, Mexico, New Zealand, Russia, U.S. and South Africa, and four pending patent applications in Brazil, Chili, India and U.S. (continuation application). The patent family has a basic expiry date in 2033. Furthermore, ARGX-109 incorporates or employs the SIMPLE AntibodyTM technology and the NHance® technology, which is covered by one or more of the patents and patent applications discussed above under "Platform Technologies".

With regard to the ARGX-112 product candidate, we have one patent family with composition of matter claims directed to an antibody that binds human IL-22R. The patent family has a basic expiry date in 2037. Furthermore, ARGX-112 incorporates the SIMPLE AntibodyTM technology, which is covered by one or more of the patents and patent applications discussed above under "Platform Technologies".

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

Trade secret protection1

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

We have partnered, and plan to continue to partner, product candidates that we believe have promising utility in disease areas or patient populations that are better served by resources of other biopharmaceutical companies. We expect to continue to collaborate selectively with pharmaceutical and biotechnology companies to leverage our discovery platform and accelerate product candidate development. We have entered into multiple collaboration agreements with pharmaceutical partners. Below are summaries of our agreements with pharmaceutical partners.

Our Strategic Partnership with Janssen (for cusatuzumab)

In December 2018, we entered into a collaboration agreement with Cilag GmbH International, an affiliate of Janssen, to jointly develop and commercialize cusatuzumab.

We have granted Janssen a license to the cusatuzumab program to develop, manufacture and commercialize cusatuzumab. For the US, the granted commercialization license is co-exclusive with us, while outside the US, the granted license is exclusive to Janssen. We and Janssen will assume development obligations, and will be jointly responsible for all research, development and regulatory costs relating to cusatuzumab.

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

1 in the URD the trade secret protection section if followed by “Tendencies” – should this be included in the 20-F as well?

We are eligible to receive potentially up to $1.3 billion in development, regulatory and commercial milestone payments, in addition to tiered royalties on sales for the territory outside of the U.S. at percentages ranging from the low double digits to the high teens, subject to customary reductions. In December 2019 we announced the achievement of the first milestone of $ 25 million for achievement of an enrollment milestone in first Phase 2 trial under the collaboration. Janssen will be responsible for commercialization worldwide. We retain the option to participate in co-commercialization efforts in the U.S., where the companies have agreed to share royalties on a 50/50 basis, and outside the U.S., Janssen will pay double-digit sales royalties to us. The agreement includes customary standstill and lock-up provisions.

Under the terms of the collaboration agreement, we agreed to a joint global clinical development plan to develop cusatuzumab in AML, MDS and other potential indications in the future. Unless otherwise determined by the parties, Janssen shall be responsible for conducting the development activities specified in the global clinical development plan, to the extent that they are not allocated to the Company. The parties have equal decision-making authority and shall make consensus decisions regarding the global clinical development plan, with certain exceptions related to the territory outside of the U.S. Development costs shall be borne by both parties based on a cost sharing arrangement.

With respect to commercialization activities in the U.S., we shall have the right, but not the obligation, to elect to perform certain of the commercial efforts. Janssen has sole responsibility, at its sole cost and expense, to commercialize cusatuzumab outside of the U.S., subject to diligence obligations in respect of commercialization of each licensed product.

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

We have granted AbbVie an exclusive option, for a specified period following completion of IND-enabling studies, to obtain a worldwide, exclusive license to the ARGX-115 (ABBV-151) program to develop and commercialize products. Following the exercise of the option, AbbVie is subject to diligence obligations in respect of continuation of development and commercialization of the licensed product(s), and AbbVie will be solely responsible for all research, development and regulatory costs relating to the products. We received an upfront, non-refundable, non-creditable payment of $40.0 million (€35.1 million based on the exchange rate in effect as of the date the payment was received) from AbbVie for the exclusive option to license ARGX-115 (ABBV-151). During the course of the collaboration, we achieved two pre-defined preclinical milestones, each of which trig-gered a $10.0 million payment (€8.9 million based on the exchange rate in effect as of the date the first pre-clinical milestone payment was received and €8.7 million based on the exchange rate in effect as of the date the second pre-clinical milestone payment was received). In addition, in March 2019 we have achieved the first pre-defined clinical milestone, triggering a $30.0 million payment.

In August 2018, AbbVie exercised its option to develop and commercialize ARGX-115 (ABBV-151) and has now assumed development obligations, including being solely responsible for all research, development and regulatory costs relating to ARGX-115 (ABBV-151)-based products. Subject to the continuing progress of ARGX-115 (ABBV-151) by AbbVie, we are eligible to receive development, regulatory and commercial milestone payments in aggregate amounts of up to $110.0 million, $190.0 million and $325.0 million, respectively, as well as tiered royalties on product sales at percentages ranging from the mid-single digits to the lower teens, subject to customary reductions.

We have the right, on a product-by-product basis to co-promote ARGX-115 (ABBV-151)-based products in the European Economic Area and Switzerland and combine the product with our own future oncology programs. The co-promotion effort would be governed by a co-promotion agreement negotiated in good faith by the parties.

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

Our Collaboration with Genor Biopharma (for ARGX 109)

In October 2012, we entered into an exclusive license agreement with Bird Rock Bio, Inc. (formely known as RuiYi Inc. and Anaphore, Inc.), to develop and commercialize ARGX-109. In 2018, we and Bird Rock Bio mutually agreed to terminate this exclusive license agreement. Recently, we agreed a direct licensing agreement with Genor Biopharma and Genor Biopharma continues to develop ARGX-109 for the Chinese market.

Our Strategic Partnership with LEO Pharma (for LP0145)

In May 2015, we entered into a collaboration agreement with LEO Pharma A/S, or LEO Pharma, to develop and commercialize LP0145. Under the terms of the collaboration, LEO Pharma funded more than half of all product development costs up to CTA approval of a first product in a Phase 1 clinical trial, with our share of such costs capped. Now that CTA approval of a first product in a Phase 1 clinical trial has been received (in April 2018), LEO Pharma is solely responsible for funding the clinical development of the program.

We received a non-refundable, non-creditable upfront payment from LEO Pharma of €3.0 million in cash. In February 2016, June 2017 and April 2018, we achieved preclinical milestones under this collaboration for which we received milestone payments. Up through specified periods following the latest to occur of (i) submission of an application to commence a Phase 2b dose finding trial (or Phase 3 clinical trial if a Phase 2b is not conducted) or (ii) the availability of an International Preliminary Examination report for LP0145 patent rights after completion of a Phase 2a clinical trial, LEO Pharma may exercise an option to obtain an exclusive, worldwide license to further develop and commercialize products. Following the exercise of the option, LEO Pharma would assume full responsibility for the continued development, manufacture and commercialization of such product. In such case LEO Pharma is subject to diligence obligations in respect of continuation of development and commercialization of such product. If LEO Pharma elects to exercise this option, it must pay us an option fee. We are also eligible to receive additional development, regulatory and commercial milestone payments in aggregate amounts of up to €11.5 million, €6.0 million and €102.5 million, respectively, as well as tiered royalties on product sales at percentages ranging from the low single digits to the low teens, subject to customary reductions.

If LEO Pharma does not exercise its option prior to expiration of the applicable option period, if it does not meet agreed development diligence obligations within a specified time, or if the agreement is terminated other than for reasons of our breach or insolvency, then we have the right to develop and commercialize LP0145 alone, subject to our obligation to pay LEO Pharma low-single digit percentage royalties on net sales of any product covered by any LEO Pharma patents, know-how or rights in research results generated under the collaboration. If the agreement is terminated for reasons of our breach or insolvency, rights to product candidates in development at the time of such termination will be allocated to the parties through a mechanism specified in the agreement.

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

Our Research Collaboration with Staten (for STT-5058)

In January 2015, we entered into a collaboration agreement with Staten Biotechnology B.V., or Staten, to develop and commercialize products in the area of dyslipidemia therapy. Under the collaboration agreement, the parties sought to discover and characterize antibodies against a human target with therapeutic relevance in the field of dyslipidemia and/or cardiovascular disease. The parties may also commence two further research programs for targets with therapeutic relevance in these areas. Each research program will last no more than 24 months from commencement unless the parties agree otherwise. The first research program under this agreement proceeded as planned and was extended to December 2017, with STT-5058 identified as the initial product candidate. Staten exercised its exclusive option to license STT-5058 in March 2017. Under the terms of the collaboration, the parties were and are jointly responsible for conducting research under a mutually agreed research plan, with Staten reimbursing us for all costs of carrying out our research responsibilities under each research program. Staten is also responsible for additional clinical development.

On a research program-by-research program basis, up through a specified period within such research program, we have granted Staten an option to obtain an exclusive, worldwide, permanent license to research, develop and commercialize products identified in that program. If Staten elects to exercise this option for a product (as it has for STT-5058), it would be obligated to pay us a percentage of any payments payable to or on behalf of Staten's shareholders in the event of (i) a change of control of Staten, (ii) any licensing, sale, disposition or similar transaction relating to any such product, or (iii) otherwise from the research, development or commercialization of that product. This percentage varies by stage of development for an applicable product and ranges up to the low-twenties, subject to downward proportional adjustment in the event a portion of the proceeds from the applicable transaction does not include payment for the product candidate we developed with Staten. Following exercise of its exclusive option, Staten is under the diligence obligation to continue to develop and commercialize at least one product during the term of the agreement.

In December 2018, Staten announced that it had entered into a collaboration and exclusive option agreement with Novo Nordisk, to develop novel therapeutics for the treatment of hypertriglyceridemia. Specifically, Novo will provide research and development funding and support to Staten, to develop its lead asset STT-5058 for the treatment of dyslipidemia. Novo has the right under the agreement to acquire Staten and gain worldwide rights to STT-5058. Staten and its shareholders will potentially receive signing and exercise fees, research and development funding, and milestone payments of up to €430.0 million.

If Staten does not exercise its option with respect to a research program prior to expiration of the applicable option period, then we have the right to research, develop and commercialize product candidates in relation to the relevant target at our sole cost and expense.

Unless earlier terminated upon mutual agreement, for material breach or as otherwise specified in the agreement, the collaboration term ends on the later of (i) January 2020, (ii) expiration of the last license granted by us under the agreement, (iii) expiration of last option period for Staten and (iv) fulfilment of all payment obligations which have arisen or may arise pursuant to the agreement. In addition, we may terminate the agreement in whole or with respect to a research program if no targets have been selected within 24 months of the effective date of the agreement, other than the target selected for the STT-5058 research program.

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

Up through a specified period following completion of each study for a target, we have granted Shire an exclusive option to obtain all right, title and interest in any antibodies discovered under a study and to obtain an exclusive, worldwide license under our intellectual property which is necessary to further develop and commercialize products incorporating such antibodies. Following exercise of its exclusive option, Shire has the diligence obligation to continue to develop and commercialize at least one licensed product. To exercise this option with respect to antibodies discovered against any of the three initial targets named in the agreement, Shire paid us a one-time option fee.

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

Shire may exercise exclusive options to develop and commercialize programs arising under our expanded agreement, in which case an option fee is due on a per program basis. In July 2018, Shire exercised such an exclusive option to in-license an antibody discovered and developed using our licensed technologies, which exercise triggered a milestone payment by Shire to us, in an amount undisclosed due to contractual obligations of confidentiality.

In addition to option fees, Shire would also be obligated to pay us on a per-product basis upon achievement of specified development, regulatory and commercial milestones and a percentage of net sales as a royalty. Milestones are paid on a first product per indication per study target basis, and we are eligible to receive payments in aggregate amounts of up to $3.8 million, $4.5 million and $22.5 million, upon achievement of development, regulatory and commercial milestones, respectively, for a product generated against one of the three initial targets named in the 2012 agreement. For products generated against additional targets nominated under the 2014 agreement, development and regulatory milestone payments remain the same, and we are eligible to receive payments in aggregate amounts of up to $60.0 million for achievement of commercial milestones. The royalties payable to us are tiered, single digit and are subject to customary reductions. Through December 31, 2020, pursuant to the agreement Shire has paid us an aggregate total of (i) €3.4 million in upfront payments, (ii) €0.3 million in milestone payments and (iii) $12.6 million in research and development funding. In addition, Shire purchased 12.0 million of our ordinary shares in July 2014 by participating in our initial public offering on Euronext Brussels.

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

License Agreements — General

We are a party to several license agreements under which we license patents, patent applications and other intellectual property to third parties. We have also entered into several license agreements under which we license patents, patent applications and other intellectual property from third parties.The licensed intellectual property covers some of our product candidates and some of the Fc engineering technologies that we use. Some of these licenses impose various diligence and financial payment obligations on us. We expect to continue to enter into these types of license agreements in the future.

Our Exclusive License with Halozyme (ENHANZE®)

In February 2019, we entered into a license agreement with Halozyme Inc., or Halozyme, for the use of certain patents, materials and know-how owned by Halozyme and relating to its ENHANZE® Technology, for application in the field of prevention and treatment of human diseases. ENHANZE® Technology is referred to herein as ENHANZE®. Under and subject to the terms of the license, we were granted exclusive rights to apply ENHANZE to biologic products against pre-specified targets, in order to research, develop and commercialize subcutaneous formulations of our therapeutic antibody-based product candidates.

Our first therapeutic target for which we have received an exclusive license from Halozyme is FcRn, which allows us to apply ENHANZE® to efgartigimod and any other product candidates selective and specific for FcRn. Moreover, the breadth of our exclusive license to FcRn precludes either Halozyme itself or any of its current or future partners from utilizing ENHANZE® in the context of an FcRn-targeted product. Our second therapeutic target for which we received an exclusive license from Halozyme is human complement factor C2 associated with the product candidate ARGX-117, which is being developed to treat severe autoimmune diseases. Under the license terms, we also have the right to nominate future targets - again for an exclusive ENHANZE® license if the target in question has not already been licensed by Halozyme or is not already being pursued by Halozyme. From the effective date of the license agreement, we have a four-year period in which to conduct research and preclinical studies on other target-specific molecules in combination with ENHANZE® and may nominate a maximum of one additional target we have not yet nominated for an exclusive commercial license during the four-year term.

In return for the FcRn exclusive license, we have made a $30.0 million upfront payment to Halozyme. In return for the nomination of and exclusive license on C2 we made a $10.0 million milestone payment to Halozyme in May 2019. In return for achieving the first patient dosed for ARGX-113 Ph3 for ITP we made a $15.0 million milestone payment in February 2021. Upon nomination of any future target for an exclusive commercialization license and confirmation by Halozyme that such a license is available, we will pay $10 million to Halozyme per target. We will be obligated to pay clinical development, regulatory and commercial milestones totaling $160.0 million for the first product that uses ENHANZE® and is specific for a given target. Throughout the term of the agreement, we must provide Halozyme on an annual basis a guidance forecast setting out all projected milestone payments for products for the following four calendar quarters. We are also obligated to pay Halozyme a percentage of net sales as a royalty of any licensed product that uses ENHANZE®. This royalty varies with net sales volume, ranging from the low to mid-single digits, and it is reduced by a maximum of 50% if following 10 years from the first commercial sale of the product in a country, the last valid claim within the licensed ENHANZE® patent(s) expires. Throughout the term of the agreement, we must provide Halozyme on an annual basis an estimate of royalty payments anticipated for the following four calendar quarters. We have diligence obligations with respect to the continuation of development and commercialization of product candidates, but we are not obligated to utilize ENHANZE® for every product candidate directed to a given exclusive target(s).

In October 2020, we have expanded our collaboration with Halozyme for ENHANZE® drug delivery technology to include three additional exclusive targets upon nomination bringing the total to six potential targets.

Under and subject to the terms of the license, we have the right to grant sublicenses to our subsidiaries and to third parties both for research/preclinical work (for example, to subcontractors) and for development and commercialization. Halozyme has no rights to any of our current or future product candidates which use the ENHANZE® technology. Halozyme provides dedicated specialist support to us which it has accrued over ten years of licensing ENHANZE® to its collaborators.

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

Our non-executive director James M. Daly is also a non-executive member of the board of directors of Halozyme. Despite the foregoing, our entering into the license agreement with Halozyme was not a related party transaction in accordance with IAS 24 – Related Party Disclosures, since Mr. Daly, in his role as non-executive director, does not control or have significant influence over our company or Halozyme. Mr. Daly did not participate in any discussions and decision making relating to the Halozyme license agreement. Consequently, no further disclosures regarding Halozyme have been added in "Related Party Transactions".

Our Exclusive License with AgomAb (ARGX-114)

In March 2019, we entered into an exclusive license with AgomAb Therapeutics NV, or AgomAb, for the use of certain patents rights relating to our proprietary suite of technologies for the development and commercialization of a series of agonistic anti-MET SIMPLE Antibodies, including ARGX-114, an HFG-mimetic SIMPLE AntibodyTM directed against the MET receptor. AgomAb is required to use commercially reasonable efforts to develop and commercialize at least one licensed product. In connection with our entry into this agreement, we received a profit sharing certificate which entitles us to 20% of all distributions to AgomAb’s shareholders (which shall be reduced to 10% following the filing of an IND and is subject to further adjustment upon the occurrence of certain financings). Upon the occurrence of a qualified IPO of AgomAb, the profit sharing certificate will automatically be converted into an equivalent number of ordinary shares of AgomAb. This agreement is subject to mutual termination for material breach or insolvency and automatically expires upon the expiration of the last to expire of our licensed patent rights.

Our Exclusive License with Broteio (ARGX-117)

In March 2017, we entered into a collaboration under our Immunology Innovation Program with Broteio Pharma B.V., or Broteio, to develop an antibody against a novel target in the complement cascade, ARGX-117. Under the terms of the agreement, we and Broteio jointly developed the complement-targeted antibody to seek to establish preclinical proof-of-concept using our proprietary suite of technologies. Upon successful completion of these studies, we exercised an exclusive option to license the program in March 2018 and assumed responsibility for further development and commercialization. Under this agreement, we are obligated to make milestone payments upon the occurrence of certain development milestones (up to an aggregate of €4.0 million), commercialization milestones (up to an aggregate of €10.0 million) and pay tiered royalties on net sales in the low single digits. We may terminate this agreement for convenience upon 90 days prior written notice. This agreement is also subject to mutual termination for material breach or insolvency and automatically expires upon the expiration of our financial obligations thereunder.

In return for achieving the first patient dosed for ARGX-117 Phase 1 we made a €1.0 million development milestone payment to Broteio in September 2020.

Our Exclusive License with VIB (ARGX-118)

In November 2016, we entered into a collaboration under our Immunology Innovation Program with VIB vzw, or VIB, an inflammation research center in Ghent, Brussels, to develop antibodies against Galectin-10, the protein of Charcot-Leyden Crystals, which play a major role in severe asthma and the persistence of mucus plugs, including ARGX-118. Under the terms of the agreement, we and VIB jointly developed antibodies against Galectin-10 using our proprietary suite of technologies. Upon successful completion of this initial research, we exercised an exclusive option to license the program and assumed responsibility for further development and commercialization. Under this agreement, including a November 2018 amendment, we are obligated to make milestone payments upon the occurrence of certain development milestones (up to an aggregate of €4.0 million), commercialization milestones (up to an aggregate of €11.0 million) and pay tiered royalties on net sales in the low single digits. We may terminate this agreement for convenience upon 90 days prior written notice. This agreement is also subject to mutual termination for material breach, insolvency or certain patent challenges and automatically expires upon the expiration of VIB’s licensed patent rights.

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

Upon commercialization of any of our products that use the in-licensed patent rights, we will be obligated to pay UoT a percentage of net sales as a royalty until the expiration of any patents covering the product. This royalty varies with net sales volume and is subject to an adjustment for royalties we receive from a sublicensee of our rights under this agreement, but in any event does not exceed 1%. In addition, we must make annual license maintenance payments to UoT until termination of the agreement. We have assumed certain development and commercial milestone payment obligations and must report on our progress in achieving product sales on a quarterly basis. The maximum milestone payments we would be required to make is approximately $0.5 million in total. Through December 31, 2020, we have paid UoT an aggregate of $0.8 million, which includes reimbursement for UoT's patent prosecution and maintenance costs and development milestones on products using the in-licensed patent rights. We also have diligence requirements with respect to development and commercialization of products which use the in-licensed patent rights.

Under and subject to the terms of the license, we may grant sublicenses to third parties. If we receive any non-royalty income in connection with such sublicenses, we must pay UoT a percentage of such income varying from low-middle single digits to middle-upper single digits depending on the nature of the sublicense. Such fees are waived if a sublicensee agrees to pay the milestone payments as set forth in our agreement with UoT.

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

Our Non-Exclusive License with BioWa (POTELLIGENT®)

In October 2010, we entered into a non-exclusive license agreement with BioWa, Inc., or BioWa, for use of certain patents and know-how owned by BioWa and relating to its POTELLIGENT® Technology, for use in the field of prevention and treatment of human diseases. POTELLIGENT® Technology is referred to herein as POTELLIGENT®. Under and subject to the terms of the license, we are granted a non-exclusive right to use POTELLIGENT® to research, develop and commercialize antibodies and products containing such antibodies using POTELLIGENT®. BioWa retains a right of first negotiation for the exclusive right to develop and commercialize, in certain countries only, any product we develop using POTELLIGENT®. We successfully applied POTELLIGENT® to cusatuzumab, an anti-CD70 mAb, and ARGX-111, an anti-c-Met mAb, under this license.

Upon commercialization of our products developed using POTELLIGENT®, we will be obligated to pay BioWa a percentage of net sales of a licensed product as a royalty. This royalty varies with net sales volume, ranging in the low single digits, and it is reduced by half if during the following 10 years from the first commercial sale of the product in a country the last valid claim within the licensed patent(s) that covers the product expires or ends. In addition, we must make annual research license maintenance payments which cease with commencement of our royalty payments to BioWa. We have diligence requirements with respect to the continuation of development and commercialization of products. We have also assumed certain development, regulatory and commercial milestone payment obligations and must report on our progress toward achieving these milestones on an annual basis. Milestones are to be paid on a commercial target-by-commercial target basis, and we are obligated to make milestone payments in aggregate amounts of up to $36.0 million per commercial target should we achieve annual global sales of over $1.0 billion.

Under and subject to the terms of the license, we have the right to grant sublicenses to third parties.

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

Our Non-Exclusive Licenses with BioWa and Lonza (POTELLIGENT® CHOK1SV)

To scale up production of our product candidates cusatuzumab and ARGX-111 for clinical trial and commercial supply, we required a license to a GMP cell line in which POTELLIGENT® antibodies could be expressed. This cell line, POTELLIGENT® CHOK1SV, was jointly developed by BioWa and Lonza. In December 2013 and August 2014, respectively, we entered into non-exclusive commercial license agreements for cusatuzumab and ARGX-111 with BioWa and Lonza Sales AG, or Lonza, for the use of certain patents and know-how relating to the POTELLIGENT® CHOK1SV Technology, which is a combination of Lonza's GS System and BioWa's POTELLIGENT® Technology, for use in the field of prevention and treatment of human diseases. Under the terms of each commercial license, we received a non-exclusive right to research, develop and commercialize products containing an antibody generated specifically against a specific target using POTELLIGENT® CHOK1SV, namely the target CD70 in the case of cusatuzumab and c-Met in the case of ARGX-111. Both targets are designated as reserved targets under our 2010 license agreement with BioWa, which continues to govern our research, development and commercialization of products utilizing BioWa's POTELLIGENT® Technology. Under the terms of each commercial license, BioWa retains a right of first negotiation for the exclusive right to develop and commercialize, in certain countries only, any product we develop using POTELLIGENT® CHOK1SV. This right of first negotiation is not applicable in cases where we intend to grant a global license to a third party to develop and commercialize a product - as was the case with our exclusive, global collaboration and license agreement for cusatuzumab with Cilag GmbH International, an affiliate of Janssen, which was entered into on December 3, 2018. BioWa retains a right of first negotiation for the exclusive right to develop and commercialize our anti-c-Met antibody ARGX-111, in certain countries only.

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

We have assumed certain development, regulatory and commercial milestone payment obligations to both BioWa and Lonza and must report on our progress toward achieving these milestones on an annual basis. We are required to pay such milestones to BioWa under only one license—either the POTELLIGENT® agreement or the POTELLIGENT® CHOK1SV agreement, but not both. Payments related to the development and commercialization of cusatuzumab and ARGX-111 are foreseen under their respective POTELLIGENT® CHOK1SV agreements. Milestones are to be paid on a product-by-product basis, and we are obligated to make development, regulatory and commercial milestone payments to BioWa in aggregate amounts of up to $36.0 million per product should we achieve global annual sales of $1.0 billion. We are obligated to make development, regulatory and commercial milestone payments to Lonza in aggregate amounts of up to approximately £1.1 million per product, if such product is manufactured by Lonza, us or one of our affiliates or strategic partners, or £3.1 million per product, otherwise. Through December 31, 2020, we have paid BioWa an aggregate amount of $2.5 million, which includes a one-off milestone payment, target reservation fees and annual research license fees under our POTELLIGENT® agreement and commercial license fees and milestone payments under our POTELLIGENT® CHOK1SV agreement. Through December 31, 2020, we have paid Lonza an aggregate amount of £0.5 million, which includes milestone payments under our POTELLIGENT® CHOK1SV agreement.

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

Under and subject to the terms of the license, we may grant sublicenses to third parties and affiliates of such third parties. From any income we receive in connection with these sublicenses, such as from our collaboration with AbbVie (see "Our Strategic Partnership with AbbVie" above), we must pay Sopartec a percentage of that income in the lower teen digit range. Royalty payment obligations expire on a product-by-product and country-by-country basis when there are no valid claims covering the ARGX-115 (ABBV-151) product. We also have diligence obligations with respect to the continued development and commercialization of ARGX-115 (ABBV-151) products. Through December 31, 2020, we paid an aggregate amount of €6.8 million to Sopartec, as a result of the upfront and milestone payments we received from AbbVie.

Our Exclusive License with Zai Lab Limited (ARGX-113)

In January 2021, we entered into an exclusive license agreement with Zai Lab Limited, or Zai Lab, for the development and commercialization of efgartigimod in Greater China, including mainland China, Hong Kong, Taiwan and Macau. Under the terms of the agreement, Zai Lab obtains the exclusive right to develop and commercialize efgartigimod in Greater China. Zai Lab will also contribute Chinese patients to argenx’s global Phase 3 trials of efgartigimod. Additionally, this agreement is expected to accelerate efgartigimod global development by enabling our partner Zai Lab to initiate multiple Phase 2 proof-of-concept trials in new autoimmune indications.

Under the terms of the agreement, argenx will receive up to $175.0 million in collaboration payments, comprised of a $75.0 million upfront payment in the form of 568,182 newly issued Zai Lab shares at a price of $132.00 per share, $75.0 million as a guaranteed non-creditable, non-refundable development cost-sharing payment, and an additional $25.0 million milestone payment upon approval of efgartigimod in the U.S.. argenx is also eligible to receive tiered royalties (mid-teen to low-twenties on a percentage basis) based on annual net sales of efgartigimod in Greater China.

Regulatory Framework

Introduction

Government authorities in the United States, at the federal, state and local level, and in the European Union and other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products, including biological products. In addition, some jurisdictions regulate the pricing of pharmaceutical products. The processes for obtaining marketing approvals in the United States and in other countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

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

Nonclinical Studies and Investigational New Drug Application

Before testing any biological product candidate in humans, the product candidate must undergo nonclinical testing. Nonclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as animal studies to evaluate the potential for activity and toxicity. The conduct of the nonclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the nonclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an Investigational New Drug, or IND, application. The IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about the product candidate or conduct of the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns before the clinical trial can begin.

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

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators fifteen days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor’s initial receipt of the information.

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

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Unless otherwise required by regulation, PREA does not apply to a biologic for an indication for which orphan designation has been granted, except that PREA will apply to an original BLA for a new active ingredient that is orphan-designated if the biologic is a molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that FDA determines to be substantially relevant to the growth or progression of a pediatric cancer.

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

U.S. Patent Term Restoration

Depending upon the timing, duration and specifics of FDA approval of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit restoration of the patent term of up to five years as compensation for patent term lost during the FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date and only those claims covering such approved product, a method for using it or a method for manufacturing it may be extended. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved biologic is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

Regulation and Procedures Governing Approval of Medicinal Products in the European Union and Great Britain

In order to market any medicinal product outside of the United States, a company also must comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable regulatory authorities before it can initiate clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union and the United Kingdom generally follows the same lines as in the United States. It entails satisfactory completion of pharmaceutical development, nonclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication. It also requires the submission to relevant competent authorities for clinical trials authorization and to the EMA or to competent authorities in European Union Member States for a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the European Union. Following the UK’s departure from the European Union, a separate marketing authorization will be required in order to place medicinal products on the market in Great Britain (under the Northern Irish Protocol, the European Union regulatory framework will continue to apply in Northern Ireland and centralized European Union authorizations will continue to be recognized).

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

In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. It is expected that the new Clinical Trials Regulation will come into effect following confirmation of the full functionality of the Clinical Trials Information System, the centralized European Union portal and database for clinical trials foreseen by the new Clinical Trials Regulation, through an independent audit. This is currently expected to occur in December 2021. It will overhaul the current system of approvals for clinical trials in the European Union. Specifically, the new Regulation, which will be directly applicable in all Member States, aims at simplifying and streamlining the approval of clinical trials in the European Union. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure via a single-entry point and strictly defined deadlines for the assessment of clinical trial applications. The UK has implemented Directive 2001/20/EC into national law through the Medicines for Human Use (Clinical Trials) Regulations, so UK regulation of clinical trials is currently aligned with European Union regulations. The extent to which the regulation of clinical trials in the UK will mirror the new European Union Clinical Trials Regulation once that comes into effect is unknown at present.

Orphan Drug Designation and Exclusivity

Regulation (EC) No. 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition and either (i) the prevalence of the condition is not more than five in ten thousand persons in the European Union when the application is made, or without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment in its development. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the drug has to be of significant benefit compared to products available for the condition.

An orphan drug designation provides a number of benefits, including fee reductions and, regulatory assistance. If a marketing authorization is granted for an orphan drug, this results in a ten-year period of market exclusivity. During this market exclusivity period, neither the EMA nor the European Commission or the Member States can accept an application or grant a marketing authorization for a "similar medicinal product." A "similar medicinal product" is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation because, for example, the product is sufficiently profitable not to justify market exclusivity. Market exclusivity may also be revoked in very select cases, such as if (i) it is established that a similar medicinal product is safer, more effective or otherwise clinically superior; (ii) the marketing authorization holder consents; or (ii) the marketing authorization holder cannot supply enough orphan medicinal product.

From 1 January 2021, a separate process for orphan drug designation will apply in Great Britain. There will be no pre-marketing authorization orphan designation (as there is in the European Union) and the application for orphan designation will be reviewed by the Medicines and Healthcare products Regulatory Agency, or MHRA, the UK medicines regulator, at the time of a MAA. The criteria are the same as in the European Union, save that they apply to Great Britain only (e.g. there must be no satisfactory method of diagnosis, prevention or treatment of the condition concerned in Great Britain).

Marketing Authorization

To obtain a marketing authorization for a product under the European Union regulatory system, an applicant must submit a MAA, either to EMA using the centralized procedure or to competent authorities in European Economic Area, or EEA, (the European Union Member States plus Iceland, Liechtenstein and Norway) using the other procedures (decentralized procedure, national procedure, or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the EEA. Regulation (EC) No. 1901/2006 provides that prior to obtaining a marketing authorization in the EEA, an applicant must demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, class waiver, or a deferral for one or more of the measures included in the PIP.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all EEA Member States. Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer and auto-immune diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which the centralized procedure is in the interest of public health, the centralized procedure may be optional.

Under the centralized procedure, the Committee for Medicinal Products for Human Use, or the CHMP, established at the EMA is responsible for conducting the assessment of a product to define its risk/benefit profile. The CHMP recommendation is then sent to the European Commission, which adopts a decision binding in all EEA Member States. Under the centralized procedure, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts such a request, the time limit of 210 days will be reduced to 150 days (excluding clock stops), but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that it is no longer appropriate to conduct an accelerated assessment. Now that the UK has left the European Union, Great Britain will no longer be covered by centralized marketing authorizations (under the Northern Irish Protocol, centralized European Union authorizations will continue to be recognized in Northern Ireland). All medicinal products with a current centralized authorization were automatically converted to Great Britain marketing authorizations on 1 January 2021. For a period of two years from 1 January 2021, the MHRA may rely on a decision taken by the European Commission on the approval of a new marketing authorization in the centralized procedure, in order to more quickly grant a new Great Britain marketing authorization. A separate application will, however, still be required.

Periods of Authorization and Renewals

A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a reevaluation of the risk benefit balance by the EMA for a centrally authorized product, or by the competent authority of the authorizing Member State for a nationally authorized product. To that end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the drug on the EEA market (in the case of the centralized procedure) or on the market of the authorizing Member State for a nationally authorized product within three years after authorization, or if the drug is removed from the market for three consecutive years, ceases to be valid.

Regulatory Requirements after Marketing Authorization

Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include compliance with the European Union's stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. In addition, the manufacturing of authorized products, for which a separate manufacturer's license is mandatory, must also be conducted in strict compliance with the EMA's GMP requirements and comparable requirements of other regulatory bodies in the European Union, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. Finally, the marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union under Directive 2001/83EC, as amended. Great Britain has implemented European Union legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended). The regulatory regime in Great Britain at present therefore aligns with European Union Regulation, however it is possible that these regimes will diverge in future now that Great Britain’s regulatory system is independent from the European Union.

Regulation and Procedures Governing Approval of Medicinal Products in Japan

In order to market any medical products in Japan, a company must comply with numerous and varying regulatory requirements in Japan regarding quality, safety and efficacy in the context, among other things, of clinical trials, marketing approval, commercial sales and distribution of products. A person who manufactures or markets medical products in Japan is subject to the supervision of the Minister of Health, Labour and Welfare (Minister or MHLW), primarily under the Act on Securing Quality, Efficacy and Safety of Pharmaceuticals and Medical Devices (Pharmaceutical and Medical Device Act). This entails the satisfactory completion of pharmaceutical development, nonclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medical product for each proposed indication. It also requires the filing of a notification of clinical trials with the Pharmaceuticals and Medical Devices Agency (PMDA) and the obtaining of marketing approval from the relevant authorities before the product can be marketed and sold in the Japanese market.

Business License

Under the Pharmaceutical and Medical Device Act, a person is required to obtain from the Minister a marketing license in order to conduct the business of marketing, leasing or providing medical products that are manufactured (or outsourced to a third party for manufacturing) or imported by such person.

Also, in order to conduct the business of manufacturing medical products which will be marketed in Japan, a person is required to obtain from the Minister a manufacturing license for each manufacturing site.

Marketing Approval

Under the Pharmaceutical and Medical Device Act, it is generally required to obtain marketing approval from the Minister for the marketing of each medical product. An application for marketing approval must be made through the PMDA, which implements a marketing approval review.

Clinical Trial

Under the Pharmaceutical and Medical Device Act, it is required to file notification of clinical trials with the PMDA Also, the data of clinical trials and other pertinent data, which must be attached for an application for marketing approval, must be obtained in compliance with the standards established by the Minister, such as Good Laboratory Practice (GLP) and Good Clinical Practice (GCP) stipulated by the ministerial ordinances of the Minister.

Regulatory Requirements after Marketing Approval

A marketing license-holder that has obtained marketing approval for a new medical product must have that medical product re-examined by the Minister or by the PMDA for a specified period after receiving marketing approval. The purpose of this re-examination process is to ensure the safety and efficacy of a newly approved medical product by imposing on the marketing license-holder the obligation to gather clinical data for a certain period after the marketing approval was granted so that the Minister has the opportunity to re-examine the product. Results of usage and other pertinent data must be attached for an application for a re-examination. A marketing license holder that has obtained a marketing approval is also required to investigate, among other things, the results of usage and to periodically report to the Minister pursuant to the Pharmaceutical and Medical Device Act.

Price Regulation

In Japan, public medical insurance systems cover virtually the entire Japanese population. The public medical insurance system, however, does not cover any medical product which is not listed on the National Health Insurance (NHI) price list published by the Minister. Accordingly, a marketing license-holder of medical products must first have a new medical product listed on the NHI price list in order to obtain its coverage under the public medical insurance system.

The NHI price of a medical product is determined either by price comparison of comparable medical products with necessary adjustments for innovativeness, usefulness or size of the market; or, in the absence of comparable medical products, by the cost calculation method, determined after considering of the opinion of the manufacturer. Prices on the NHI price list will be subject to revision, generally once every year, on the basis of the actual prices at which the medical products are purchased by medical institutions.

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

In China, the newly created National Healthcare Security Administration, or NHSA, an agency responsible for administering China’s social security system, organized a price negotiation with drug companies for certain new drugs that had not been included in the National Reimbursable Drug List, or the NRDL, at the time of the negotiation in November 2019, which resulted in an average price reduction by over 60% for 70 of the 119 drugs that passed the negotiation. NHSA, together with other government authorities, review the inclusion or removal of drugs from China’s National Drug Catalog for Basic Medical Insurance, Work-related Injury Insurance and Maternity Insurance, or provincial or local medical insurance catalogues for the national medical insurance program regularly, and the tier under which a drug or device will be classified, both of which affect the amounts reimbursable to program participants for their purchases of those drugs. These determinations are made based on a number of factors, including price and efficacy. We may also be invited to attend the price negotiation with NHSA upon receiving regulatory approval in China, but we will likely need to significantly reduce our prices, and to negotiate with each of the provincial healthcare security administrations on reimbursement ratios. On the other hand, if the NHSA or any of its local counterpart includes our drugs and devices in the NRDL or provincial RDL, which may increase the demand for our drug candidates and devices, our potential revenue from the sales of our drug candidates and devices may still decrease as a result of lower prices. Moreover, eligibility for reimbursement in China does not imply that any drug or device will be paid for in all cases or at a rate that covers our costs, including licensing fees, research, development, manufacture, sale and distribution.

In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, and the cost of these studies would be in addition to the costs required to obtain FDA or other comparable marketing approvals. Even after pharmacogenomic studies are conducted, product candidates may not be considered medically necessary or cost-effective. A decision by a third-party payor not to cover any product candidates we may develop could reduce physician utilization of such product candidates once approved and have a material adverse effect on our sales, results of operations and financial condition. Additionally, a payor's decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. For example, the payor may require co-payments that patients find unacceptably high. Further, one payor's determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Third-party reimbursement and coverage may not be adequate to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. The insurance coverage and reimbursement status of newly approved products for orphan diseases is particularly uncertain, and failure to obtain or maintain adequate coverage and reimbursement for any such product candidates could limit our ability to generate revenue. Further, due to the COVID-19 pandemic, millions of individuals have lost/will be losing employer-based insurance coverage, which may adversely affect our ability to commercialize our products, As noted above, in the U.S., we plan to have various programs to help patients afford our products, including patient assistance programs and co-pay coupon programs for eligible patients.

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

-	the U.S. federal Anti-Kickback Statute, or AKS, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. A person or entity can be found guilty of violating the AKS without actual knowledge of the statute or specific intent to violate it. In addition, the government may assert that a claim including items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil money penalties statute. Violations of the AKS carry potentially significant civil and criminal penalties, including imprisonment, fines, administrative civil monetary penalties, and exclusion from participation in federal healthcare programs. On December 2, 2020, the Office of Inspector General, or OIG, published further modifications to the federal Anti-Kickback Statute. Under the final rules, OIG added safe harbor protections under the Anti-Kickback Statute for certain coordinated care and value-based arrangements among clinicians, providers, and others. This rule (with exceptions) became effective January 19, 2021. Implementation of this change and new safe harbors for point-of-sale reductions in price for prescription pharmaceutical products and pharmacy benefit manager service fees are currently under review by the Biden administration and may be amended or repealed. We continue to evaluate what effect, if any, the rule will have on our business;
-	the U.S. federal false claims and civil monetary penalties laws, including the civil False Claims Act and federal civil monetary penalty laws, which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim or obligation to pay or transmit money to the federal government , or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to "cause" the submission of false or fraudulent claims. The False Claims Act also permits a private individual acting as a "whistleblower" to bring qui tam actions on behalf of the federal government alleging violations of the False Claims Act and to share in any monetary recovery. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;
-	the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or obtaining by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the pay (e.g., public or private) or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters; similar to the U.S. federal Anti Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

-	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, and as amended again by the Omnibus Rule in 2013, , which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the Final HIPAA Omnibus Rule, i.e. certain covered health plans, healthcare clearinghouses and healthcare providers, as well as their business associates, those independent contractors or agents of covered entities that perform certain services for or on their behalf involving the use or disclosure of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;
-	the U.S. Federal Food, Drug and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;
-	the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the U.S. Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit required information may result in civil monetary penalties for all payments, transfers of value or ownership or investment interests that are not timely, accurately, and completely reported in an annual submission. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;
-	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;
-	analogous state laws and regulations, including: state anti kickback and false claims laws, which may apply to our business practices, including, but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the licensure of sales representatives; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect; and state laws related to insurance fraud in the case of claims involving private insurers; and
-	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers and data privacy and security laws and regulations that may be more stringent than those in the United States.

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

Among the provisions of the ACA of importance to our potential product candidates are the following:

-	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications;

-	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer's Medicaid rebate liability;
-	expansion of manufacturers' rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of "average manufacturer price," or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices and extending rebate liability to prescriptions for individuals enrolled in Medicare Advantage plans;
-	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for products that are inhaled, infused, instilled, implanted or injected;
-	expanding the types of entities eligible for the 340B drug discount program;
-	establishing the Medicare Part D coverage gap discount program, which requires manufacturers to provide a 50% (increased to 70% effective January 1, 2019 pursuant to subsequent legislation) point-of-sale-discount off the negotiated price of applicable products to eligible beneficiaries during their coverage gap period as a condition for the manufacturers' outpatient products to be covered under Medicare Part D;
-	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and
-	establishment of the Center for Medicare and Medicaid Innovation, or CMMI within CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription product spending.

Since its enactment, some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial, congressional, and executive challenges. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA.

Since January 2017, former President Trump has signed several executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the ACA. On January 20, 2017, former President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Further, on October 13, 2017, former President Trump signed an executive order terminating the cost-sharing subsidies, or CSRs, that reimburse insurers under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. On August 14, 2020, the Court of Appeals for the Federal Circuit affirmed a lower court ruling that the federal government is liable to insurers selling marketplace health plans for the loss of cost-sharing reduction reimbursements mandated under the ACA. It is unclear what impact this will have on our business. Further, on June 14, 2018, the U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $12 billion in ACA risk corridor payments to third-party payors who argued were owed to them. On April 27, 2020, the United States Supreme Court reversed the Federal Circuit decision and remanded the case to the U.S. Court of Federal Claims, concluding the government has an obligation to pay these risk corridor payments under the relevant formula. In December 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of the federal district court litigation regarding the method CMS uses to determine this risk adjustment. In addition, CMS published a final rule that would give states greater flexibility, starting in 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Since then, the ACA risk adjustment program payment parameters have been updated annually. It is unclear what effect this will have on our business.

While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or Tax Act, includes a provision that decreased the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, commonly referred to as the “individual mandate,” to $0, effective January 1, 2019. On December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the ACA is an essential and inseverable feature of the ACA, and therefore because the mandate was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA are invalid as well. The Trump administration and CMS have both stated that the ruling will have no immediate effect, and on December 30, 2018, the same judge issued an order staying the judgment pending appeal. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional and remanded the case to the lower court to reconsider its earlier invalidation of the full ACA. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari (a petition for review of a lower court decision) to review this case, and held oral arguments on November 10, 2020. It is unclear how this decision and any subsequent appeals and other efforts to repeal and replace the ACA will impact the ACA and our business. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results. We will continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These new laws may result in additional reductions in Medicare and other healthcare funding. For example, on August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including without limitation the Bipartisan Budget Act of 2015, will remain in effect through 2030 unless additional Congressional action is taken. However, pursuant to the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, and subsequent legislation, these Medicare sequester reductions are suspended from May 1, 2020 through March 30, 2021 due to the COVID-19 pandemic. Proposed legislation, if passed, would extend this suspension until the end of the pandemic. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our customers and accordingly, our financial operations.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. The Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Additionally, the Trump administration previously released a "Blueprint" to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out-of-pocket costs of drug products paid by consumers. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. The Department of Health and Human Services (HHS) has already started the process of soliciting feedback on some of these measures and, at the same time, is immediately implementing others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. However, it is unclear whether the Biden administration will challenge, reverse, revoke or otherwise modify these executive and administrative actions after January 20, 2021.

Recently there has been other types of heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Specifically, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs.

On July 24, 2020 and September 13, 2020, former President Trump announced several executive orders related to prescription drug pricing that seek to implement several of the administration's proposals. As a result, on November 20 2020 CMS issued an Interim Final Rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B reimbursement rates will be calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. The MFN Model regulations mandate participation by identified Part B providers and would have applied in all U.S. states and territories for a seven-year period beginning January 1, 2021, and ending December 31, 2027. However, in response to a lawsuit filed by several industry groups, on December 28, the U.S. District Court for the Northern District of California issued a nationwide preliminary injunction enjoining government defendants from implementing the MFN Rule pending completion of notice-and-comment procedures under the Administrative Procedure Act. On January 13, 2021, in a separate lawsuit brought by industry groups in the U.S. District of Maryland, the government defendants entered a joint motion to stay litigation on the condition that the government would not appeal the preliminary injunction granted in the U.S. District Court for the Northern District of California and that performance for any final regulation stemming from the MFN Interim Final Rule shall not commence earlier than 60 days after publication of that regulation in the Federal Register. Additionally, on November 20, 2020, HHS finalized a regulation removing the safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to an order entered by the U.S. District Court for the District of Columbia, the portion of the rule eliminating safe harbor protection for certain rebates related to the sale or purchase of a pharmaceutical product from a manufacturer to a plan sponsor under Medicare Part D has been delayed to January 1, 2023. Further, implementation of this change and new safe harbors for point-of-sale reductions in price for prescription pharmaceutical products and pharmacy benefit manager service fees are currently under review by the Biden administration and may be amended or repealed. Although a number of these and other proposed measures will require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, Congress has each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Several bills have been introduced in both chambers, but due to increased focus on COVID-19 relief efforts, it is not clear when, and if any, proposed legislation regarding drug costs will advance.

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

Environmental issues which may influence the use of our material fixed assets

Our primary research and development activities take place in our facilities in Zwijnaarde, Belgium. For these activities we require, and have obtained, the necessary environmental and biohazard permits from the responsible governments, required by us for the manner in which we use said facilities.

C.       ORGANIZATIONAL STRUCTURE

As of December 31, 2020, we had five subsidiaries. The following table sets out for each of our principal subsidiaries, the country of incorporation, and percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

		Percentage ownership
Company	Country of incorporation	and voting interest	Main activity
argenx BV	Belgium	100.00%	Biotechnical research on drugs and pharma processes
argenx IIP BV	Belgium	100.00%	Biotechnical research on drugs and pharma processes
argenx US, Inc.	USA	100.00%	Pharmaceuticals and pharmacy supplies merchant wholesalers
argenx Switzerland, SA	Switzerland	100.00%	Pharmaceuticals and pharmacy supplies merchant wholesalers
argenx Japan KK	Japan	100.00%	Pharmaceuticals and pharmacy supplies merchant wholesalers

D.       PROPERTY, PLANTS AND EQUIPMENT

We lease our operational offices and laboratory space, which consists of approximately 4,086 square meters, located in Zwijnaarde, Belgium. The lease for this facility expires in 2025. We also lease office space in Breda, the Netherlands, Boston, Massachusetts, and Tokyo, Japan.

In January 2021, we have entered into a binding lease agreement in relation to the envisioned relocation of our Zwijnaarde facility to a newly built office in Zwijnaarde, with an annual base rent of €1.7 million, which would be operational in the second quarter of 2023, and with an initial term of 10.5 years. Included in the binding lease commitment is a rent free period of 6 months following the completion of the building.

In January 2021, we have entered into a lease agreement in relation to office space located in Geneva, Switzerland for an initial term of 1 year including 2 office spaces.

We have a total of four facilities worldwide owned or leased as of December 31, 2020, as set forth in the following table:

Facility location	Use	Approx. size (m2)	Lease expiry
Zwijnaarde, Belgium (leased)	Operations and Laboratory Space	4,086	March 31st, 2025
Breda, the Netherlands (leased)	Headquarters	12	July 31st, 2021
Boston, Massachusetts (leased)	Office Space	813	August 31st, 2025
Tokyo, Japan (leased)	Office Space	546	January 17th, 2024

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

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.      OPERATING RESULTS

Overview

Since our inception in 2008, we have focused most of our financial resources and efforts towards developing our SIMPLE AntibodyTM Platform and antibody engineering technologies, identifying potential product candidates, establishing process, development and manufacturing capabilities for our product candidates and advancing multiple discovery programs into the clinic. We are advancing a deep pipeline of both clinical- and preclinical-stage product candidates for the treatment of severe autoimmune diseases, hematological disorders and cancer. Leveraging our technology suite and clinical expertise, we have advanced six product candidates into late-stage clinical development —efgartigimod, cusatuzumab, ARGX-111, ARGX-109, LP0145 (formerly ARGX-112) and ARGX-115 (ABBV-151); three into the preclinical stage — STT-5058 (formerly ARGX-116), ARGX-117 and ARGX-118; and we currently have multiple programs in the discovery stage. Through December 31, 2020, we have raised aggregate gross proceeds of €2,127.7 million, including

(i)	an aggregate of €46.0 million from the private placement of equity securities in 2008, 2009 and 2011,
(ii)	€41.8 million from our initial public offering on the Euronext Brussels in 2014,
(iii)	€46.0 million from the private placement of equity securities, primarily to U.S. based institutional investors, in 2016,
(iv)	$114.7 million (€102.1 million) from our initial U.S. public offering on the Nasdaq Global Select Market in May 2017,
(v)	$265.5 million (€225.6 million) from our second U.S public offering on the Nasdaq Global Select Market in December 2017,
(vi)	$300.6 million (€255.7 million) from our third U.S public offering on the Nasdaq Global Select Market in September 2018,
(vii)	€176.7 million from the private placement of equity securities as part of the closing of the global collaboration and license agreement with Janssen in January 2019,
(viii)	€502.2 million from a global offering in November 2019 and
(ix)	$590.5 million (€531.2 million) from our U.S. public offering on the Nasdaq Global Select Market and €200.4 million from a concurrent private placement in May 2020.

In addition, as of December 31, 2020, we have received upfront payments, milestone payments and research and development service fees from our collaborators totaling €442.8 million and have received €29.0 million in grants and incentives from governmental bodies. As of December 31, 2020, we had cash, cash equivalents and current financial assets of €1,627.0 million. This balance does not include payments or proceeds from recently announced business development transactions, including the purchase of a priority review voucher from Bayer HealthCare Pharmaceuticals, Inc. and the exclusive license agreement with Zai Lab for efgartigimod in Greater China.

Our balance sheet shows our total assets accumulate to €1,857.7 million for the year ended December 31, 2020, compared to €1,433.3 million for the year ended December 31, 2019 and €587.5 million for the year ended December 31, 2018. The main reason for the material change in balance sheet total are the various equity financing rounds, completed over the period covered by the financial statements.

Since our inception, we have incurred significant operating losses. We do not currently have any approved products and have never generated any revenue from product sales. Our ability to generate revenue sufficient to achieve profitability will depend significantly upon the successful development and eventual commercialization of one or more of our product candidates, which may never occur. For the years ended December 31, 2019 and 2020, we incurred total comprehensive losses of €163.0 million and €528.9 million, respectively. As of December 31, 2020, we had accumulated losses of €861.5 million.

We expect our expenses to increase substantially in connection with our ongoing transition to an integrated immunology company, including the build-out of global commercial infrastructure and drug product inventory ahead of the expected launch of efgartigimod in MG, the advancement of our clinical-stage pipeline, including seven clinical trials of efgartigimod, and continued investment in our immunology innovation program. In addition, we expect to continue to incur significant costs associated with operating as a public company in the United States. We anticipate that our expenses will increase substantially if and as we:

Research and Development activities:

●	execute the Phase 3 clinical trials of efgartigimod in ITP and in PV
●	execute the Phase 2/3 clinical trials of efgartigimod in CIDP and launch Phase 2/3 clinical trials in other indications
●	continue the research and development of our other clinical- and preclinical-stage product candidates and discovery stage programs
●	jointly develop cusatuzumab with Janssen as per the collaboration agreement signed in December 2018; and
●	seek regulatory approvals for any product candidates that successfully complete clinical trials

Pre-commercial and commercial activities

●	further build-out our sales, marketing and distribution infrastructure and scale-up manufacturing capabilities to commercialize any product candidates for which we may obtain regulatory approval;
●	jointly commercialize cusatuzumab with Janssen as per the collaboration agreement signed in December 2018; and
●	expand our global reach enabling us to commercialize any product candidates for which we may obtain regulatory approval

Other activities

●	seek to enhance our technology platform and discover and develop additional product candidates;
●	maintain, expand and protect our intellectual property portfolio, including litigation costs associated with defending against alleged patent infringement claims;
●	add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and potential future commercialization efforts; and
●	experience any delays or encounter any issues, including failed studies, ambiguous trial results, safety issues or other regulatory challenges.

We expect that the costs of development and commercialization might also significantly increase due to current and future collaborations with research and development partners as well as commercial partners. As some of these collaboration agreements provide for a joint decision process to approve the development plan as well as the budget, we will not control the actual amounts spent within such approved budget and we cannot control or guarantee that these funds are spent in the most efficient way.

Information pertaining to the year ended December 31, 2018 was included in our annual report on Form 20-F for the year ended December 31, 2019 under Item 5, “Operating and Financial Review and Prospects,” which was filed with the SEC on March 31, 2020.

Basis of Presentation

Revenue from Collaborations and license agreements

Revenues to date have consisted principally of milestones, license fees, non-refundable upfront fees and research and development service fees in correction with collaboration and license agreements.

The Company recognizes revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods and services. In order to determine revenue recognition for agreements that the Company determines to be in the scope of IFRS 15, following five steps are performed:

1. Identify the contracts

In its current collaboration and license agreements, the Company is mainly licensing its intellectual property and/or providing research and development services, which might include a cost sharing mechanism and/or in the future, selling its products to collaborative partner entities. Revenue is generated through these arrangements via upfront payments, milestone payments based on clinical and regulatory criteria, research and development service fees and future sales based milestones and sales based royalties. In some cases the arrangements also include an equity subscription component, for which is analyzed if the criteria to combine contracts, as set out by IFRS 15, are met.

2. Identify performance obligations

Depending on the type of the agreement, there can be one or more distinct performance obligations under IFRS 15. This is based on an assessment of whether the promises in an agreement are capable of being distinct and are distinct from the other promises to transfer goods and/or services in the context of the contract.

The Company has assessed that there is one single performance obligation in our material ongoing collaboration and license agreements, being the transfer of a license combined with performance of research and development services.

This is because the Company considers the performance obligations cannot be distinct in the context of the contract as the license has no stand-alone value without the Company being further involved in the research and development collaboration and that there is interdependence between the license and the research and development services to be provided.

3. Determine the transaction price

Our material ongoing collaboration and license agreements include non-refundable upfront payments or license fees; milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones; royalties on sales and research and development service fees.

3.1 Non-refundable upfront payments or license fees

If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenue from non-refundable upfront fees allocated to this license at the point in time the license is transferred to the customer and the customer has the right to use the license.

For all our material ongoing collaboration and license agreements, the Company considers the performance obligations related to the transfer of the license as not distinct from the other promises to transfer goods and/or services; the Company utilizes judgement to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If over time, revenue is then recognized based on a pattern that best reflects the transfer of control of the service to the customer.

3.2 Milestone payments other than sales based milestones

A milestone payment, being a variable consideration, is only included in the transaction price to the extent it is highly probable that a significant reversal in the amount of cumulative revenue recognition will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company estimates the amount to be included in the transaction price upon achievement of the milestone event. The transaction price is then allocated to each performance obligation on a stand-alone selling price basis, for which the Company recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and, if necessary, adjusts the estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment.

3.3 Research and development service fees

Our material ongoing collaboration and license agreements may include reimbursement or cost sharing for research and development services. R&D services are performed and satisfied over time given that the customer simultaneously receives and consumes the benefits provided by us. Such costs reimbursements received are recognized in revenues when costs are incurred and agreed by the parties.

3.4 Sales based milestone payments and royalties

Our material ongoing collaboration and license agreements include sales based royalties, including commercial milestone payments based on the level of sales, and the license has been deemed to be de predominant item to which the royalties and commercial milestone payments relate. Related revenue is recognized as the subsequent underlying sales occur.

4. Allocate the transaction price

In principle, an entity shall allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis. As our ongoing license and collaboration arrangements only contain one single performance obligation, the transaction price is entirely allocated to this single performance obligation.

5. Recognize revenue

Revenue is recognized when the customer obtains control of the goods and/or services as provided in the collaboration and license agreements. The control can be transferred over time or at a point in time – which results in the recognition of revenue over time or at a point in time.

As our ongoing license and collaboration arrangements only contain one single performance obligation which is, as the customer simultaneously receive the benefits provided by the Company’s performance, satisfied over time, the Company recognizes revenue over time.

The recognition of revenue over time is based on a pattern that best reflects the satisfaction of the related performance obligation, applying the input method. The input method estimates the satisfaction of the performance obligation as the percentage of total collaboration costs that are completed each period compared to the total estimated collaboration costs.

Research and development service fees are recognized as revenue when costs are incurred and agreed by the parties as the Company is acting as a principal in the scope of its stake of the research and development activities of its ongoing collaboration and license agreements.

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

Government Grants

●	We have received several grants from agencies of the Flemish government to support various research programs focused on technological innovation in Flanders. These grants require us to maintain a presence in the Flemish region for a number of years and invest according to pre agreed budgets.

Research and Development Incentives

●	Companies in Belgium can benefit from tax savings on amounts spent on research and development by applying a one time or periodic tax deduction on research and development expenditures for the acquisition or development of patents. This tax credit is a reduction of the corporate income taxes for Belgian statutory purposes and is transferrable to the next four accounting periods. These tax credits are paid to us in cash after five years to the extent they have not been offset against corporate taxes due.

Payroll Tax Rebates

●	We also benefit from certain rebates on payroll withholding taxes for scientific personnel. The government grants and research and development incentives generally aim to partly reimburse approved expenditures incurred in our research and development efforts and are credited to the income statement, under other operating income, when the relevant expenditure has been incurred and there is reasonable assurance that the grant or research and development incentive is receivable.

Research and Development Expenses

Research and development expenses consist principally of:

●	personnel expense related to compensation of research and development staff and related expenses, including salaries, benefits and share-based compensation expenses;
●	external research and development expenses related to (i) chemistry, manufacturing and control costs for our product candidates, both for preclinical and clinical testing, all of which is conducted by specialized contract manufacturers, (ii) fees and other costs paid to contract research organizations in connection with preclinical testing and the performance of clinical trials for our product candidates and (iii) costs associated with regulatory submissions and approvals, quality assurance and pharmacovigilance;
●	materials and consumables expenses;
●	depreciation and amortization of tangible and intangible fixed assets used to develop our product candidates; and

●	other expenses consisting of (i) costs associated with obtaining and maintaining patents and other intellectual property and (ii) other costs such as travel expenses related to research and development activities.

We incur various external expenses under our collaboration and license agreements for material and services consumed in the discovery and development of our partnered product candidates. Under our agreements with Shire, LEO Pharma and Staten, our collaboration partner reimbursed us for part or all of these external expenses and compensates us for time spent on the project by our employees. Under our agreement with AbbVie, our own research and development expenses are not reimbursed. Research and development expenses are recognized in the period in which they are incurred. Under our agreement with Janssen, we assume certain development obligations, and are jointly responsible with Janssen for all research, development and regulatory costs relating to the product. Under our agreement with Zai, we are responsible for certain costs relating to future clinical trials involving efgartigimod conducted partially by Zai.

Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including the timing of the initiation of clinical trials, production of product batches and enrolment of patients in clinical trials. Research and development expenses are expected to increase as we advance the clinical development of efgartigimod and cusatuzumab and further advance the research and development of our other preclinical and discovery stage programs. The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, as fully described in “Item 3.D.—Risk Factors,” and including the uncertainty of:

●	the scope, rate of progress and expense of our research and development activities;
●	the successful enrollment in, and completion of clinical trials;
●	the ability to market, commercialize and achieve market acceptance for efgartigimod, cusatuzumab or any other product candidate that we may develop in the future, if approved;
●	establishing and maintaining a continued acceptable safety profile for our product candidates;
●	the terms, timing and receipt of regulatory approvals from applicable regulatory authorities;
●	the successful completion of preclinical studies necessary to support IND applications in the United States or similar applications in other countries;
●	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and
●	our current and future collaborators continuing their collaborations with us.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of (i) personnel expenses relating to salaries and related costs for personnel, including share-based compensation, of our employees in executive, finance, business development, marketing, commercial and support functions, (ii) consulting fees relating to professional fees for business development, marketing, IT, audit, commercial, legal services and investor relations costs, (iii) board expenses consisting of directors’ fees, travel expenses and share-based compensation for non-executive board members, (iv) allocated facilities costs and (v) other selling, general and administrative expenses, including leasing costs, office expenses, travel costs.

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

Changes in fair value on non-current financial assets

In 2019, the Company entered into a license agreement with AgomAb Therapeutics NV for the use of HGF-mimetic SIMPLE Antibodies™, developed under the Company’s Innovative Access Program. In exchange for granting this license, the Company received a profit share in AgomAb Therapeutics NV. The profit share has been designated as a non-current financial asset held at fair value through profit or loss. As a result, any change in fair value of the profit sharing instrument results in a fair value gain on financial assets at fair value through profit or loss.

Financial Income (Expense)

Financial income mainly reflects interest earned on our cash and cash equivalents and current financial assets and net gains on our cash and cash equivalents and current financial assets held at fair value through profit or loss. Financial expense corresponds mainly to net losses on cash and cash equivalents and current financial assets held at fair value through profit or loss and other financial expenses.

Exchange Gains (Losses)

Our exchange gains (losses) relate to (i) our transactions denominated in foreign currencies, mainly in U.S. dollars, Swiss francs, British pounds and Japanese yens, which generate exchange gains or losses and (ii) the translation at the reporting date of assets and liabilities denominated in foreign currencies into euros, which was our functional and presentation currency until January 1, 2021 and therefore the presentation currency throughout this reporting period. For more information on currency exchange fluctuations on our business, please see “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.” We have no derivative financial instruments to hedge interest rate and foreign currency risk.

Income Tax

We have a history of losses. We expect to continue incurring losses as we continue to invest in our clinical and pre-clinical development programs and our discovery platform, and as we prepare for the potential future commercial launch of one or more of our product candidates, if approved. Consequently, we do not have any deferred tax asset on our consolidated statements of financial position.

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

Critical estimates in applying accounting policies

Research and development cost accruals

The Company recognizes costs of €52.6 million, as specified in note 15 to the financial statements, incurred for clinical trial activities and manufacturing of drug products, as research and development expenses based on an evaluation of its vendors’ progress toward completion of specific tasks. Timing of payment may differ significantly from the period in which the costs are recognized as expense, resulting in clinical trial accruals recognized within “Trade and other payables” in the consolidated statements of financial position.

Quantification of the research progress and the translation of the progress to these accruals requires estimates, because the progress is not directly observable. In estimating the vendors’ progress toward completion of specific tasks, the Company therefore uses non-financial data such as patient enrollment, clinical site activations and vendor information of actual costs incurred. This data is obtained through reports from or discussions with Company personnel and outside service providers as to the progress or state of completion of trials, or the completion of services. Costs are expensed over the service period the services are provided. Costs for services provided that have not yet been paid are recognized as accrued expenses. Research and development cost accruals directly impact the revenue recognized, given the satisfaction of the single performance obligation is measured using the input method.

Results of Operation

Comparison of Years Ended December 31, 2020 and 2019

	Year ended
	December 31,
	2020	2019	% Change

	(In thousands)
Revenue	€36,425	€69,783	(48)%
Other operating income	18,109	12,801	41%
Total operating income	54,534	82,584	(34)%
Research and development expenses	(325,479)	(197,665)	65%
Selling, general and administrative expenses	(149,367)	(64,569)	131%
Total operating expenses	(474,846)	(262,234)	81%
Change in fair value on non-current financial assets	2,544	1,096	132%
Operating loss	(417,769)	(178,554)	134%
Financial income/(expenses)	(1,414)	14,275	(110)%
Exchange gains (losses)	(106,956)	6,066	(1,863)%
Loss before taxes	€(526,139)	€(158,213)	233%
Income tax expense	(2,784)	(4,752)	(41)%
Loss for the period and total comprehensive loss	€(528,923)	€(162,965)	225%
Weighted average number of shares outstanding	45,410,442	38,619,121
Basic and diluted loss per share (in €)	(11.65)	(4.22)

Revenue

	Year ended
	December 31,
	2020	2019	% Change

	(In thousands)
Upfront payments	€30,348	€22,360	36%
Janssen	29,818	20,056	49%
AbbVie	497	761	(35)%
Agomab	—	1,499	(100)%
Other	33	44	(25)%
Milestone payments	3,021	28,085	(89)%
Janssen	2,333	1,569	49%
AbbVie	671	26,494	(97)%
Other	17	22	(25)%
Research and development service fees	3,056	19,338	(84)%
Janssen	2,807	18,968	(85)%
Other	249	370	(33)%
Total revenue	€36,425	€69,782	(48)%

Our revenue decreased by €33.4 million for the year ended December 31, 2020 to €36.4 million, compared to €69.8 million for the year ended December 31, 2019, a result of a decrease in revenue recognition from milestone payments and research and development service fees, partly offset by an increase in revenue recognition from upfront payments.

The increase in revenue recognition from upfront payments is primarily driven by the increased over-time recognition of the upfront payment received under the collaboration and license agreement for cusatuzumab with Janssen.

The decrease in revenue recognition from milestone payments of €25.0 million is mainly driven by revenue recognition in 2019 of the $30.0 million (€26.6 million) milestone payment under the AbbVie collaboration, following the first-in-human clinical trial with ABBV-151, achieved in 2019, whereas in 2020 no such milestone payments were achieved.

The decrease in revenue recognition from research and development service fees of €16.2 million is primarily driven by the decrease under the Janssen collaboration. In 2020, the Company transferred the activities related to the development of cells banks, development of manufacturing process and the production of drug substance to Janssen, resulting in a decrease in costs reimbursement under the cost sharing arrangement.

Other Operating Income

	Year ended
	December 31,
	2020	2019	% Change

	(In thousands)
Grants	€1,226	€2,289	(46)%
Research and development incentives	8,875	4,818	84%
Payroll tax rebates	8,008	5,694	41%
Total	€18,109	€12,801	41%

Other operating income increased by €5.3 million for the year ended December 31, 2020 to €18.1 million, compared to €12.8 million for the year ended December 31, 2019. The increase is primarily driven by:

●	the increase in research and development incentives, as a result of the increased research and development costs incurred; and
●	the increase in payroll tax rebates, as a direct result of the increase in the employment of highly qualified research and development personnel, eligible for specific payroll tax rebates.

For more information regarding governmental policies that could affect our operations, see “Item 4.B.—Business Overview—Government Regulation.”

Research and Development Expenses

	Year ended
	December 31,
	2020	2019	% Change

	(In thousands)
Personnel expense	€75,121	€45,733	64%
External research and development expenses	228,438	137,050	67%
Materials and consumables	3,099	2,027	53%
Depreciation and amortization	2,472	1,641	51%
Other expenses	16,349	11,214	46%
Total	€325,479	€197,665	65%

Our research and development expenses totaled €325.5 million and €197.7 million for the years ended December 31, 2020 and 2019, respectively. The increase of €127.8 million compared to 2019 primarily results from an increase in external research and development expenses and personnel expenses, primarily related to the efgartigimod program in various indications, cusatuzumab program and other clinical and preclinical programs. Furthermore, the personnel expenses increased due to a planned increase in headcount.

The increase of €29.4 million in personnel expense for the year ended December 31, 2020 corresponded primarily to (i) an increase of €13.9 million for share-based compensation expenses related to the grant of stock options to our research and development employees, and (ii) increased costs associated with additional research and development personnel. We employed on average 213.0 full time equivalents in our research and development functions in the year ended December 31, 2020, compared to 121.6 in the year ended December 31, 2019.

Our external research and development expenses for the year ended December 31, 2020 totaled €228.4 million, compared to €137.1 million for the year ended December 31, 2019. The increase reflects higher clinical trial costs and manufacturing expenses related to the development of our product candidate portfolio. The table below provides additional detail on our external research and development expenses by program:

	Year ended
	December 31,
	2020	2019	% Change

	(In thousands)
efgartigimod	€160,379	€84,180	91%
cusatuzumab	43,672	38,692	13%
Other programs	24,388	14,178	72%
Total	€228,438	€137,050	67%

External research and development expenses for our lead product candidate efgartigimod totaled €160.4 million for the year ended December 31, 2020, compared to €84.2 million for the year ended December 31,

2019. This increase of €76.2 million corresponds primarily to increased manufacturing and clinical development activities in relation to:

●	the execution of two Phase 3 clinical trials in MG ;
●	the initiation of the bridging study for ENHANZE® efgartigimod in MG;
●	the execution of two Phase 2 clinical trials in CIDP;
●	the execution of two Phase 3 clinical trials in ITP; and
●	the execution of the Phase 2 clinical trial and initiation of the Phase 3 clinical trial in PV.

External research and development expenses for cusatuzumab totaled €43.7 million for the year ended on December 31, 2020 compared to €38.7 million for the year ended December 31, 2019. This increase of €5.0 million resulted primarily from:

●	the initiation of a Phase 1b, evaluating cusatuzumab in combination with venetoclax and azacytidine in newly-diagnosed, elderly patients with AML who are ineligible for intensive chemotherapy;
●	the initiation and execution of a Phase 2 and Phase 1b platform trial evaluating cusatuzumab in combination with venetoclax and azacytidine; and
●	the initiation and execution of a Phase 2 trial of cusatuzumab in combination with azacytidine versus azacytidine alone.

External research and development expenses on other programs increased by €10.2 million to €24.4 million for the year ended December 31, 2020, compared to €14.2 million for the year ended December 31, 2019. The increase is primarily due to increased research and development expenses in relation to the advancement of our ARGX-117 program, a complement-targeting antibody against C2.

Selling, General and Administrative Expenses

	Year ended
	December 31,
	2020	2019	% Change

	(In thousands)
Personnel expense	€94,251	€40,082	135%
Consulting fees	42,459	16,343	160%
Supervisory board	4,243	2,792	52%
Other expenses	8,414	5,352	57%
Total	€149,367	€64,569	131%

Our selling, general and administrative expenses totaled €149.4 million and €64.6 million for the years ended December 31, 2020 and 2019, respectively. The increase in our selling, general and administrative expenses for the year ended December 31, 2020 was principally due to an increase of personnel expense and consulting fees, resulting from:

●	increased costs of the share-based payment compensation plans related to the grant of stock options to our selling, general and administrative employees;
●	increased costs associated with additional employees recruited to strengthen our selling, general and administrative activities, in preparation of the potential commercial launch of efgartigimod in the U.S; and
●	increased consulting fees, primarily in preparation of the potential commercial launch of efgartigimod in the U.S.

We employed on average 119.5 full time equivalents in our selling, general and administrative functions in the year ended December 31, 2020, compared to 56.3 in the year ended December 31, 2019.

Financial Income (Expense)

For the year ended December 31, 2020, financial expense amounted to €1.4 million compared to a financial income of €14.3 million for the year ended December 31, 2019. The decrease of €15.7 million in 2020 related primarily to financial expenses incurred as a result of a decrease in net asset value on the current financial assets following the impact of the COVID-19 outbreak on the financial markets, partly offset by the interest received on our cash and cash equivalents and current financial assets.

Exchange Gains (Losses)

Exchange losses totaled €107.0 million for the year ended December 31, 2020, compared to exchange gains of €6.1 million for the year ended December 31, 2019. The decrease was mainly attributable to unrealized exchange rate losses on the cash, cash equivalents and current financial assets position in U.S. dollars.

B.       LIQUIDITY AND CAPITAL RESOURCES

Sources of Funds

Since our inception in 2008, we have invested most of our resources to developing our product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing general and administrative support for these operations. We do not currently have any approved products and have never generated any revenue from product sales. To date, we have funded our operations through public and private placements of equity securities, upfront, milestone and expense reimbursement payments received from our collaborators, funding from governmental bodies and interest income from the investment of our cash, cash equivalents and financial assets. Through December 31, 2020, we have raised gross proceeds of €2,127.7 million from private and public offerings of equity securities, received €442.8 million in revenue from our collaborators, and €29.0 million in grants and incentives from governmental bodies.

Our cash flows may fluctuate and are difficult to forecast and will depend on many factors. On December 31, 2020, we had cash, cash equivalents and current financial assets of €1,627.0 million, compared to €1,335.8 million on December 31, 2019.

We have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than leases and our commitments to Lonza which are detailed in “Note 29—Commitments” in our consolidated financial statements which are appended to our annual report for the period ended December 31, 2020 and which are incorporated herein by reference.

For more information as to the risks associated with our future funding needs, see the section of this annual report titled “Item 3.D.—Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital.”

For more information as to our financial instruments, please see “Note 26—Financial management” in our consolidated financial statements which are appended to our annual report for the period ended December 31, 2020 and which are incorporated herein by reference.

Cash Flows

Comparison for the Years Ended December 31, 2020 and 2019

The table below summarizes our cash flows for the years ended December 31, 2020 and 2019.

	Year ended
	December 31,
	2020	2019	Variance

	(In thousands)
Cash and cash equivalents at beginning of the period	€331,282	€281,040	€50,242
Net cash flows (used in) / from operating activities	(346,349)	134,584	(480,933)
Net cash flows (used in) / from investing activities	310,250	(744,338)	1,054,588
Net cash flows (used in) / from financing activities	747,897	659,359	88,538
Effect of exchange rate differences on cash and cash equivalents	(51,471)	637	(52,108)
Cash and cash equivalents at end of the period	€991,609	€331,282	€660,327

Net Cash Used in Operating Activities

Net cash outflow from our operating activities increased by €480.9 million to a net outflow of €346.3 million for the year ended December 31, 2020, compared to a net inflow of €134.6 million for the year ended December 31, 2019. The net cash outflow from operating activities for the year ended December 31, 2020 resulted primarily from (i) the research and development expenses incurred in relation to the manufacturing and clinical development activities of efgartigimod, cusatuzumab and the advancement of other preclinical and discovery-stage product candidate, (ii) the personnel expenses and consulting expenses incurred in preparation of the potential commercial launch of efgartigimod in the U.S., and (iii) the manufacturing of pre-launch inventory ahead of the potential commercial launch of efgartigimod in the U.S. . The net cash inflow of €134.6 million for the year ended December 31, 2019 was primarily influenced by the closing of the exclusive global collaboration and license agreement for cusatuzumab with Janssen, which triggered a $300 million upfront payment, whereas in the year ended December 31, 2020 no such cash inflows occurred.

Net Cash Used in Investing Activities

Investing activities consist primarily of the divestment of current financial assets, interest received from the placements of our cash and cash equivalents and current financial assets. Cash flow from investing activities represented a net inflow of €310.2 million for the year ended December 31, 2020, compared to a net outflow of €744.3 million for the year ended December 31, 2019. The net inflow for the year ended December 31, 2020 related primarily to the net divestment of €307.6 million of current financial assets, including money market funds and U.S. term deposit accounts to money market funds classified as cash equivalents, compared to a net investment of €708.1 for the year ended December 31, 2019.

Net Cash Provided by Financing Activities

Financing activities primarily consist of net proceeds from our private placements and public offerings of our securities and exercise of stock options. The net cash inflow from financing activities was €747.9 million for the year ended December 31, 2020, compared to a net cash inflow of €659.4 million for the year ended December 31, 2019. The net cash inflow for the year ended December 31, 2020 was attributed to (i) €731.1 million net cash proceeds from our global offering and concurrent private placement in May 2020, compared to €655.9 million net cash proceeds from our global offering in November 2019 and our private placement in January 2019 following the closing of the exclusive global collaboration and license agreement for cusatuzumab with Janssen in January 2019 and (ii) €19.1 million proceeds received from the exercise of stock options in 2020, compared to €4.8 million for the year ended December 2019.

Operating and Capital Expenditure Requirements

We have never achieved profitability and, as of December 31, 2020, we had accumulated losses of €861.5 million. We expect to continue to incur significant operating losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval and commercialization of our product candidates.

On the basis of current assumptions, we expect that our existing cash and cash equivalents and current financial assets will enable us to fund our operating expenses and capital expenditure requirements through at least the next 12 months. Because of the numerous risks and uncertainties associated with the development and commercialization of efgartigimod, cusatuzumab and our other product candidates and discovery stage programs and because the extent to which we may enter into collaborations with third parties for the development of these product candidates is unknown, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our future capital requirements for efgartigimod, cusatuzumab and our other product candidates and discovery stage programs will depend on many factors, including:

●	the progress, timing and completion of preclinical testing and clinical trials for our current or any future product candidates;
●	the number of potential new product candidates we identify and decide to develop;
●	the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of our product candidates;
●	selling and marketing activities undertaken in connection with the potential commercialization of our current or any future product candidates, if approved, and costs involved in the creation of an effective sales and marketing organization;
●	manufacturing activities undertaken ahead of the potential commercialization of our current or any future product candidates, if approved, and costs involved in the creation of an effective supply chain.
●	the costs involved in growing our organization to the size needed to allow for the research, development and potential commercialization of our current or any future product candidates;
●	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;
●	the maintenance of our existing collaboration agreements and entry into new collaboration agreements;
●	the amount of revenues, if any, we may derive either directly or in the form of royalty payments from future sales of our product candidates, if approved; and
●	developments related to COVID-19 and its impact on the costs and timing associated with the conduct of our clinical trials, preclinical programs, manufacturing activities and other related activities.

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

D.       TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see the sections of this annual report titled “Item 4.B.—Business Overview,” “Item 5.A.—Operating Results”, and “Item 5.B.—Liquidity and Capital Resources.”

E.       OFF-BALANCE SHEET ARRANGEMENTS

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our balance sheets.

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Below an overview is given of our material contractual obligations at December 31, 2020

Lease obligations

	Payments due by period
		Less than			More than
	Total	1 year	1–3 years	3–5 years	5 years

	(In thousands)
Lease liabilities	€8,299	€3,043	€4,085	€1,171	€—
Lease commitments not commenced	€16,911	€—	€282	€3,382	€13,247

We signed lease agreements for laboratory and office space in Zwijnaarde, Belgium, offices in Breda, Netherlands, Boston, USA, and Tokyo, Japan, as disclosed in “Item 4.D.—Property, Plant and Equipment”.

In January 2021, we have entered into a binding lease agreement related to the envisioned relocation of our Zwijnaarde facility to a newly built office in Zwijnaarde, with an annual base rent of €1.7 million, which would be operational in the second quarter of 2023, and with an initial term of 10.5 years. Included in the binding lease commitment is a rent free period of 6 months following the completion of the building. The total future cash outflows related to this lease are represented above as “Lease commitments not commenced”.

In addition, our lease liabilities include a lease plan for company cars with maturity dates up to four years.

For a discussion of contractual obligations, please see “Note 29—Commitments” in our consolidated financial statements which are appended to our annual report for the period ended December 31, 2020 and which are incorporated herein by reference.

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

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

Our Board of Directors

We have a one-tier board structure consisting of an executive director who is responsible for our day-to-day management and non-executive directors who are responsible for the supervision of the executive directors. Our executive directors and our non-executive directors are collectively responsible for our general affairs. We may be represented by our board of directors or by two executive directors acting jointly. Our board of directors is currently comprised of one executive director and seven non-executive directors, who we refer to individually as a director. Less than a majority of the directors of our board of directors are citizens or residents of the United States.

The following table sets forth certain information with respect to the current members of our board of directors, including their ages as of December 31, 2020:

Name	Age	Position	Nationality	Date of last (re)- appointment	Term expiration
Tim Van Hauwermeiren	49	Executive Director (Chief Executive Officer)	BE	May 8, 2018	2022
Peter K.M. Verhaeghe	62	Non-Executive Director (chairperson)	BE	May 8, 2018	2022
David L. Lacey	68	Non-Executive Director	US	May 8, 2018	2022
Werner Lanthaler	52	Non-Executive Director (vice chairperson)	AT	May 8, 2018	2022
J. Donald deBethizy	70	Non-Executive Director	US	May 7, 2019	2023
Pamela Klein	59	Non-Executive Director	US	May 12, 2020	2024
A.A. Rosenberg	68	Non-Executive Director	UK	April 26, 2017	2021
James M. Daly	59	Non-Executive Director	US	May 8, 2018	2022

The address for our directors is our registered office, Willemstraat 5, 4811 AH, Breda, the Netherlands.

A.A. Rosenberg is expected to be nominated for re-appointment at the General Meeting to be held in 2021.

Our board of directors has determined that all of the non-executive members of the board of directors are independent under the Nasdaq’s listing requirements and that all of the non-executive members of the board of directors are independent under the Dutch Corporate Governance Code, or DCGC.

The following is the biographical information of the members of our board of directors:

Tim Van Hauwermeiren co-founded our Company in 2008 and has served as our Chief Executive Officer since July 2008. He has served as a member of our board of directors since July 2014. Mr. Van Hauwermeiren has more than 20 years of general management and business development experience across the life sciences and consumer goods sectors. Mr. Van Hauwermeiren holds a B. Sc. and M. Sc. in bioengineering from Ghent University (Belgium) and an Executive MBA from The Vlerick School of Management. Mr. Van Hauwermeiren currently holds the positions set out in the table “Our Executive Management” below.

Peter K. M. Verhaeghe has served as a member and chairperson of the supervisory board of arGEN-X B.V. since October 2008 and as non-executive director on our board of directors since July 2014. Mr. Verhaeghe is the managing partner of VVGB Advocaten—Avocats, a corporate finance law and tax law firm, a position he has held since July 1999. He is currently lead counsel to a number of Belgian, Dutch, French, US and Swiss life sciences companies. Mr. Verhaeghe served as the president of the board of directors of Merisant France SAS, as a member of the management board of Merisant Company 2 sàrl and as a member of the board of directors of CzechPak Manufacturing s. r. o. He previously also served as director of Innogenetics (Belgium), Tibotec-Virco NV, Biocartis SA, and as the chairman of the board of directors of PharmaNeuroBoost NV and as liquidator in charge of KBC Private Equity Fund Biotech NV from April 2009 to December 2012. Mr. Verhaeghe serves the board of directors of Participatiemaatschappij Vlaanderen (PMV) NV since May 2018, as chairman of the board of Haretis SA (Luxembourg) since March 2011, and as member of the Board of Directors of miDiagnostics since April 2020. Mr. Verhaeghe also serves as the chairman of the LP & advisory committee of Bioqube Factory Fund I Nv. Mr. Verhaeghe holds a degree in law from the University of Leuven and an LLM degree from Harvard Law School.

Dr. David L. Lacey has served as a member of our board of directors since July 2014. Dr. Lacey is a biopharmaceutical consultant at David L. Lacey LLC, where he advises academic institutions, biotechnology companies and venture capital firms, a position he has held since July 2011. He currently serves as a director of Inbiomotion SL, Atreca, Inc. and Nurix, Inc. From 1994 until his retirement in 2011, he held various positions, including head of discovery research, at Amgen Inc., where he played a fundamental scientific role in the discovery of the OPG/RANKL/RANK pathway, which led to the development of the anti-RANKL human mAb denosumab, for both osteoporosis (Prolia) and cancer-related bone diseases (XGEVA). He holds a Bachelor’s degree in biology and an M.D. from the University of Colorado, and has his board certification in anatomic pathology.

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

Dr. J. Donald deBethizy has served as a member of our board of directors since May 2015. Dr. deBethizy has 30 years of experience in research and development and financial, business and operating management and board work in the biotechnology and consumer products industry. He is the president of White City Consulting ApS. Previously, Dr. deBethizy served as president and chief executive officer of Santaris Pharma A/S until October 2014, when the company was sold to Roche. From August 2000 to June 2012, Dr. deBethizy was co-founder and chief executive officer of Targacept, Inc., a U.S. biotechnology company listed on Nasdaq. He currently serves on the supervisory boards of Albumedix A/S, Lophora ApS Newron Pharmaceuticals SpA, Noxxon Pharma NV and AG, Rigontec GmbH and Proterris, Inc. From May 2013 to November 2014, he served as executive chairman of Contera Pharma ApS, and from July 2015 to November 2017, he served as chairman of Rigotec GmbH. He previously served on the boards of Asceneuron SA, Serendex Pharmaceuticals A/S, Enbiotix Inc., Targacept Inc. and Biosource Inc. Dr. deBethizy has held adjunct appointments at Wake Forest University Babcock School of Management, Wake Forest University School of Medicine and Duke University. Dr. deBethizy holds a B.Sc. in biology from the University of Maryland, and an M.Sc. and a Ph.D. in toxicology from Utah State University.

Dr. Pamela Klein has served as a member of our board of directors since April 2016. Dr. Klein is a principal and founder of PMK BioResearch, which offers strategic consulting in oncology drug development to corporate boards, management teams and the investment community, a position she has held since 2008. She currently serves as a member of various scientific advisor boards and is a Consulting CMO for Olema Oncology in San Francisco, Calif. Previously, Dr. Klein spent seven years at the National Cancer Institute as Research Director of the NCI-Navy Breast Center, after which she joined Genentech and was VP, Development until 2001. She served as Chief Medical Officer for Intellikine which was acquired by Takeda. She was previously Vice President, Development for Genentech. Dr. Klein holds a Bachelor’s degree in biology from California State University and an M.D. from Stritch School of Medicine, Loyola University Chicago and is trained in internal medicine and medical oncology.

Msc. A.A. Rosenberg has served as a member of our board of directors since April 2017. He currently serves as CEO of TR Advisory Services GmbH, his own consultancy firm advising on business development, licensing and mergers and acquisitions and as consultant to PJT Ltd and SB Biotech. Previously Mr. Rosenberg

held the positions of Managing Director at MPM Capital, a venture capital firm (2015 until 2020), Head of M&A and Licensing of Novartis International (2013 to 2015) and Head of Business Development and Licensing at Novartis Pharma (2005 to 2012). Mr. Rosenberg currently serves on the boards of directors of SiO2 Material Science, Oculis SA (chairman) and Cullinan Oncology (chairman), and previously served on the boards of directors at Radius Health Inc., TriNetX, Inc., iOmx Therapeutics AG and Clinical Ink. Msc. A.A. Rosenberg has a B.Sc. (Hons) from the University of Leicester and a M.Sc. Physiology from the University of London.

James M. Daly has served as a member of our board of directors since May 2018. He joined GlaxoSmithKline in 1985 where he held various positions, including Sr. Vice President – Respiratory Division with full responsibility for sales, marketing and medical affairs. He moved to Amgen in 2002 where he was Sr. Vice President for the North America Commercial Operations 2011. In 2012 he joined Incyte, a publicly traded company focused on oncology and inflammation, where he was chief commercial officer until June 2015. James Michael Daly currently serves as a director of Chimerix, Inc., Acadia Pharmaceuticals Inc., Halozyme Therapeutics, Inc., Bellicum Pharmaceuticals, Inc. and Madrigal Pharmaceuticals, all Nasdaq-listed companies. James Michael Daly holds a Bachelor in Science and a Master in Business Administration from the State of New York University.

Our Executive Management

The following table sets forth certain information with respect to the current members of our executive management, including their ages as of December 31, 2020:

Name	Age	Position	Nationality	Date of appointment
Tim Van Hauwermeiren	49	Chief Executive Officer and Executive Director	BE	July 15, 2008
Eric Castaldi	56	Chief Financial Officer	FR	April 1, 2014
Keith Woods	53	Chief Operating Officer	US	April 5, 2018
Hans de Haard	61	Chief Scientific Officer	NL	July 1, 2008
Wim Parys	61	Chief Medical Officer	BE	July 1, 2019
Arjen Lemmen	36	Vice President Corporate Development & Strategy	NL	May 1, 2019
Dirk Beeusaert	57	General Counsel	BE	April 1, 2017
Marc Schorpion	63	Global Head of Human Resources	BE	February 1, 2019
Andria Wilk	48	Global Head of Quality	UK	January 13, 2020

The address for our executive management is Industriepark Zwijnaarde 7, Building C, 9052 Zwijnaarde (Ghent), Belgium.

Please note that as part of our evolution to become a commercial-stage company, we have planned to recruit a U.S. based Chief Financial Officer. In this regard, we plan to enter into a transition agreement with Mr. Castaldi.

The following is a brief summary of the biographical information of those members of our executive management who do not also serve on our board of directors:

Eric Castaldi has served as our Chief Financial Officer since April 2014 and served as a member of our board of directors from July 2014 to April 26, 2017. Mr. Castaldi has 29 years of international financial executive management experience, including 20 years in the biopharmaceutical industry. From 1998 to 2014, Mr. Castaldi served as chief financial officer and a member of the executive committee of Nicox SA, a Euronext-listed biotechnology company. From 2008 to 2012, he served as a member of the board of directors and as chairman of the audit committee of Hybrigenics SA, a Euronext-listed French biopharmaceutical company specializing in oncology. From 1987 to 1989, Mr. Castaldi served as chief financial officer/chief operating officer of Safety-Kleen Corp. From 1989 to 1997, he served as chief financial officer/chief operational officer of MY Kinda Town PLC. Mr. Castaldi graduated with a degree in finance, accountancy and administration from the University of Nice.

Keith Woods has served as our Chief Operating Officer since April 2018. Mr. Woods has over 25 years of experience in the biopharmaceutical industry. He most recently served as Senior Vice President of North American Operations for Alexion Pharmaceuticals Inc. (Alexion), where he managed a team of several hundred people in the U.S. and Canada and was responsible for more than $1 billion in annual sales. Within Alexion, he previously served as Vice President and Managing Director of Alexion UK, overseeing all aspects of Alexion’s U.K. business; Vice President of U.S. Operations; and Executive Director of Sales, leading the launch of Soliris in atypical hemolytic uremic syndrome. Prior to joining Alexion, he held various positions of increasing responsibility within Roche, Amgen and Eisai over a span of 20 years. Keith Woods holds a B.S. in Marketing from Florida State University.

Wim Parys obtained a MD degree from the Katholieke Universiteit Leuven, Belgium. He was in private practice for 9 years before joining the Janssen Research Foundation in Beerse, Belgium where he held several R&D positions and developed galantamine (Reminyl™ / Razadyne™) for Alzheimer’s Disease. In 2000 he became the Head of Development at the biotech company Tibotec and relocated to the US to establish Tibotec Inc., the US based subsidiary. Under his tenure, Tibotec (then acquired by J&J) developed and launched Prezista™, Intelence™ and Edurant™, three innovative HIV drugs. As Development Head of Janssen’s Infectious Diseases and Vaccines therapeutic area, he lead the discovery and development of other medicines for HIV, Hepatitis C (Incivo™, Olysio™/Sovriad™), TB (Sirturo™) and respiratory viral diseases. In 2013 he became the R&D head of the newly established Global Public Health group, responsible for a portfolio including programs in HIV, TB, other mycobacterial infections, Dengue and Malaria. Wim joined argenx early 2019 as a development consultant and transitioned to the role of Chief Medical Officer on July 1, 2019.

Prof. Hans de Haard has served as our Chief Scientific Officer since July 2008. Prof. de Haard has been active in the antibody engineering field since 1989. He also serves as a Professor of Immunology at University of Franche Comté (France). Prof. de Haard holds an M. Sc. in biochemistry from the Higher Professional Education for Laboratory Technicians (Oss, the Netherlands) and a M. Sc. in chemistry from the Institute of Technology (Rotterdam, the Netherlands) and a Ph. D. in molecular immunology from Maastricht University.

Dirk Beeusaert has served as our General Counsel since April 1, 2017. Mr. Beeusaert has extensive general experience in corporate governance and as general counsel of a listed company. Mr. Beeusaert worked in various roles from February 1996 to July 2016 for Gimv NV, a European private equity company listed on Euronext Brussels, including chief legal officer from January 2001 to 2006, and general counsel from 2006 to July 2016, where he was co-responsible for operations and corporate governance. Mr. Beeusaert currently serves as a member of the board of directors of Cubigo NV and The Fourth Law NV. Mr. Beeusaert holds a Bachelor in Law and a Master Law degree from Ghent University and an MBA in Fiscal Studies and Accounting Research, Tax and Accounting from Vlerick School of Management.

Arjen Lemmen serves as the head of our strategy and corporate development activities. He joined argenx in 2016 and has successfully executed several transactions including a number of programs within our Immunology Innovation Program and our strategic collaboration with Janssen on cusatuzumab. Prior to joining argenx, he served as a corporate finance specialist at Kempen & Co focusing on M&A, Equity Capital Markets and strategic advisory transactions in the European life sciences industry. Mr. Lemmen holds a B.Sc. in Life Science & Technology from the University of Groningen (the Netherlands) and Master of Engineering Management from Duke University. Arjen was promoted to Vice-President of Corporate Development & Strategy per June 1, 2019.

Marc Schorpion joined argenx as Global Head of Human Resources in December 2018. Mr. Schorpion spent his 35-year career with Johnson & Johnson, most recently as Vice President, Human Resources. In this role, he had global responsibility for talent management and leadership support covering all R&D and Science-based Innovation organizations across Johnson & Johnson. From 2003-2013, Mr. Schorpion led worldwide Human Resources for the Johnson & Johnson Pharmaceuticals Group. He started his career with Johnson & Johnson in 1983 at Janssen Pharmaceutica in Belgium. He holds a Licentiate degree in Applied Economics and a Master of Business Administration from the University of Antwerp. In 2019 Mr. Schorpion co-founded United Support for Mothers and Children of India (USMCI), a U.S.-based not-for-profit organization. Mr. Schorpion also serves on the Board of Directors of IGNITE Growth Bands and International School Services (ISS).

Andria Wilk joined argenx as Global Head of Quality in January 2020. Mrs. Wilk has more than 20 years of experience in QA within the pharmaceutical industry. Most recently, Mrs. Wilk served as Senior Director, Head of Medical, Regulatory & Clinical QA (MRC QA) at Lundbeck, where she managed the global MRC QA group based in the EU, US and Asia. In this role, she was responsible for the global audit programmes and QA support for all clinical trial and post-marketing activities and related computerized systems. Prior to Lundbeck, she held various QA positions of increasing responsibility within AstraZeneca, Takeda Global Research and Development (TGRD) and Astellas Pharmaceuticals. Mrs. Wilk holds a joint B.Sc. in Pharmacology and Biochemistry and is a member of Research Quality Association (MRQA).

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

As of the date of this Annual Report and except as set out below, none of the members of our board of directors and executive management for at least the previous five years:

●	has been convicted of any fraudulent offenses;
●	has been a senior manager or a member of the administrative, management or supervisory bodies of any company at the time of or preceding any bankruptcy, receivership or liquidation;
●	has been subject to any official public incrimination and/or sanction by any statutory or regulatory authority (including any designated professional body); or
●	has ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of any company or from acting in the management or conduct of affairs of any company.

B.       COMPENSATION

Compensation of Our Executive Management and Board of Directors

Our shareholders have adopted a policy governing the remuneration of our board of directors, which is aimed to attract, reward and retain highly qualified executive and non-executive directors and to provide and motivate the members of our board of directors with a balanced and competitive remuneration that is focused on sustainable results and is aligned with the long-term strategy of the company as set out in its business plan.

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

Except the arrangements described in the section of this annual report titled “Related-Party Transactions—Agreements with Our Executive Management” there are no arrangements or understanding between us and any of the executive directors providing for benefits upon termination of their employment, other than as required by applicable law.

Compensation of Our Executive Management

The remuneration of our executive management (including our executive directors) consists of the following fixed and variable components:

●	fixed base compensation;

●	short-term variable compensation;
●	long-term variable compensation, in the form of stock options;
●	severance arrangements; and
●	pension and fringe benefits.

Fixed base compensation. The base compensation of our executive management is determined on the basis of a benchmarking analysis completed by an independent consulting firm. In accordance with this benchmarking analysis, our board of directors has resolved to aim for a compensation of our executive management in the 75th percentile of the compensation offered by the European peer group for executive management living in Europe and 50th percentile offered by the US peer group for executive management living in US, each time as identified by the independent consulting firm used in this analysis. The base compensation of the executive director will be determined around the median compensation levels payable within a blend of both European and US peer group.

Short-term variable compensation. The objective of this short-term annual incentive is to ensure that our executive management is incentivized to achieve performance targets in the shorter term. Our executive management is eligible for an annual short-term variable incentive of his/her annual base compensation. The target percentage for this purpose was set at 55% of the annual base compensation of a member of the executive management team. Performance conditions are established by our board of directors before or at the beginning of the relevant calendar year and shall include criteria concerning our financial performance, qualitative criteria representing our performance and/or individual qualitative performance.

Long-term incentive awards. Our board of directors intends to incentivize our executive management by issuing options from time to time to be able to attract and retain well-qualified executive management in connection with the argenx Employee Stock Option Plan, or Option Plan, as set out below. Typically, options are granted annually in accordance with our stock option grant scheme which is regularly reviewed by our board of directors and particularly our remuneration and nomination committee.

Severance arrangements. We have entered into management contracts and employment agreements with our executive management, each of which provides for certain minimum notice periods if their service or employment with us is terminated in certain circumstances as described below in “Related Party Transactions—Agreements with our Executive Management”.

Pension and fringe benefits. Our executive management participates in a defined contribution pension scheme operated by a third-party pension insurance organization. Our executive management is entitled to customary fringe benefits, such as a company car and a hospitalization plan.

The following table sets forth information regarding compensation paid by us for Tim Van Hauwermeiren during the year ended December 31, 2020:

Tim Van Hauwermeiren

Compensation
(€)
Base salary	525,000
Option awards(1)	6,142,917
Employer social security contribution stock options	—
Non‑equity incentive plan compensation(2)	433,125
Pension contributions	22,609
Social security costs	10,587
Other(3)	10,522
TOTAL	7,144,760

(1)	Amount shown represents the expenses with respect to the option awards granted in 2020 to Mr. Van Hauwermeiren measured using the Black Scholes formula. For a description of the assumptions used in valuing these awards, see Note 14 to our financial statements included elsewhere in this annual report. These amounts do not reflect the actual economic value realized by Mr. Van Hauwermeiren.

(2)	We have an established practice to provide the variable pay partially in the form of over the counter (OTC) options. For those beneficiaries that opt to receive their bonus through OTC options rather than through a payment in cash. As a result, whereas the basis for calculating the cash bonus is a maximum of 55% of base salary, this may be paid in OTC options, representing a higher percentage of the annual base salary (in 2020: 62.49%), which provides a benefit to argenx as well as the employee.
(3)	Consists of €10,342 attributable to the lease of a company car and €180 in employer-paid medical insurance premiums.
(4)	The U.S. peer group used to determine (equity) incentive grant levels in 2020 consisted of Acadia Pharmaceuticals, Acceleron Pharma, Agios Pharmaceuticals, Aimmune Therapeutics, Alnylam Pharmaceuticals, Amicus Therapeutics, bluebird bio, Blueprint Medicines, CRISPR Therapeutics, Esperion Therapeutics, FibroGen, Global Blood Therapeutics, Moderna, MyoKardia, Portola Pharmaceuticals, Reata Pharmaceuticals, Sage Therapeutics, Sarepta Therapeutics, Spark Therapeutics, Xencor and Zogenix.

The following table sets forth information regarding aggregate compensation paid by us for the members of our executive management (excluding Tim Van Hauwermeiren) during the year ended December 31, 2020:

Compensation
(€)
Base salary	2,316,641
Option awards(1)	31,350,063
Employer social security contribution stock options(2)	9,811,342
Non‑equity incentive plan compensation	888,738
Termination benefits	336,663
Pension contributions	118,090
Social security costs	648,965
Other(3)	126,935
TOTAL	45,597,437

(1)	Amount shown represents the expenses with respect to the option awards granted in 2020 to Mr. Keith Woods, Prof. Hans de Haard, Mr. Wim Parys, Mr. Arjen Lemmen, Miss. Andria Wilk, Mr. Marc Schorpion and Mr. Dirk Beeusaert measured using the Black Scholes formula. For a description of the assumptions used in the valuing these awards, see Note 14 to our consolidated financial statements incorporated by reference in this annual report. These amounts do not reflect the actual economic value realized by these members of our executive management.
(2)	The Company incurs employer social security costs with respect to the option awards granted to the members of our executive management. The amount of employer social security costs depends on the actual economic value realized and therefore varies based on the price of our ordinary shares. At each reporting date, the Company makes a calculation of the exposure.
(3)	Consists of €75,445 attributable to the leases of company cars, €24,627 in car, housing and other allowances and €26,863 in employer-paid medical insurance premiums.

The following table sets forth information regarding option awards granted to our executive management during the year ended December 31, 2020:

Name	Stock options	Expiration date	Exercise price
Tim Van Hauwermeiren (1)	50,000	12/21/2030	€247.60
Hans de Haard (1)	50,000	12/21/2030	€247.60
Keith Woods	50,000	12/21/2030	€247.60
Wim Parys (1)	50,000	12/21/2030	€247.60
Marc Schorpion	25,000	6/25/2030	€196.15
Arjen Lemmen (1)	50,000	12/21/2030	€247.60
Dirk Beeusaert	50,000	6/25/2025	€196.15
Andria Wilk (1)	9,900	12/21/2030	€247.60

(1)	On December 21, 2020, the Company has granted options for which the beneficiary has a 60 day period to choose between a contractual term of five or ten years.

Pursuant to our remuneration policy and practices, our CEO Tim van Hauwermeiren was offered 80.000 stock options in 2020, but at his request the Board of Directors agreed to reduce the number of options granted for 2020 to 50,000 and to distribute the difference to certain top performing lower level employees of the company in 2021.

The table below shows the stock options held at the start of the year ended December 31, 2020 and the stock options granted to our executive management which have vested during the year ended December 31, 2020, as well as the stock options to vest in the years ending December 31, 2021, December 31, 2022 and December 31, 2023 (in number of stock options), and the respective exercise price of such stock options:

	Total				Total				Options	Options	Options
	options	Options	Options	Options	options		Options	Options	to	to	to
	held on	granted	forfeited	exercised	held on		vested	vested	vest	vest	vest
	January 1,	in	in	in	December 31,	Exercise	until	in	in	in	in
Name	2020	2020	2020	2020	2020	price	2019	2020	2021	2022	2023
Tim Van Hauwermeiren	386,200	50,000	—	(146,200)	290,000	€21.17	53,333	26,667
						€86.32	26,667	26,666	26,667
						€135.75		26,667	26,666	26,667
						€247.60			16,667	16,666	16667
Total	386,200	50,000	—	(146,200)	290,000		80,000	80,000	70,000	43,333	16,667

Eric Castaldi	227,800	—	—	(56,400)	171,400	€14.13	28,200
						€21.17	28,800	14,400
						€86.32	16,667	33,333
						€135.75		50,000
Total	227,800	—	—	(56,400)	171,400		73,667	97,733	—	—	—

Keith Woods	150,000	50,000	—	(45,000)	155,000	€21.17	5,000
						€86.32	16,667	16,666	16,667
						€135.75		16,667	16,666	16,667
						€247.60			16,667	16,666	16,667
Total	150,000	50,000	—	(45,000)	155,000		21,667	33,333	50,000	33,333	16,667

Hans De Haard	495,975	50,000	—	—	545,975	€2.44	144,822
						€7.17	109,000
						€9.47	28,200
						€11.47	28,200
						€14.13	28,200
						€18.41	11,961	2,392
						€21.17	28,800	14,400
						€86.32	16,667	16,666	16,667
						€135.75		16,666	16,668	16,666
						€247.60			16,667	16,666	16,667
Total	495,975	50,000	—	—	545,975		395,850	50,124	50,002	33,332	16,667

Wim Parys	175,000	50,000	—	—	225,000	€86.32	41,667	41,666	41,667
						€135.75		16,667	16,666	16,667
						€247.60			16,667	16,666	16,667
Total	175,000	50,000	—	—	225,000		41,667	58,333	75,000	33,333	16,667

Arjen Lemmen	101,276	50,000	—	(15,065)	136,211	€11.47	3,215
						€14.13	3,215
						€18.41	3,110	1,196
						€21.17	2,995	3,333
						€80.82	695	1,666	834
						€86.32	952	7,500	7,500
						€135.75		24,963	12,519	12,518
						€247.60			16,667	16,666	16,667
Total	101,276	50,000	—	(15,065)	136,211		14,182	38,658	37,520	29,184	16,667

Dirk Beeusaert	154,682	50,000	—	—	204,682	€18.41	33,068	6,614
						€21.17	10,000	5,000
						€80.82	14,100	9,400	4,700
						€86.32	7,267	7,266	7,267
						€113.49	11,513	19,244	12,829	6,414
						€196.15		12,756	12,415	12,415	12,415
Total	154,682	50,000	—	—	204,682		75,948	60,280	37,211	18,829	12,415

Marc Schorpion	25,000	25,000	—	—	50,000	€113.49	—	12,500	8,333	4,167
						€196.15			12,500	8,333	4,167
Total	25,000	25,000	—	—	50,000		—	12,500	20,833	12,500	4,167

Andria Wilk	9,400	9,900	—	—	19,300	€135.75	—	4,693	2,353	2,354
						€247.60			3,300	3,300	3,300
Total	9,400	9,900	—	—	19,300		—	4,693	5,653	5,654	3,300

The table below shows the remaining term of the stock options held by our executive management during the year ended December 31, 2020.

Remaining term on
	Number of	December 31, 2020
Name	stock options	(rounded up)
Tim Van Hauwermeiren	80,000	7 years
	80,000	8 years
	80,000	9 years
	50,000	5 years / 10 years (1)
Eric Castaldi	17,360	3 years
	5,000	4 years
	28,200	6 years
	43,200	7 years
	32,640	8 years
	45,000	9 years
Keith Woods	5,000	7 years
	50,000	8 years
	50,000	9 years
	50,000	10 years
Hans De Haard	69,360	2,5 years
	39,636	3 years
	35,826	4 years
	109,000	4 years
	28,200	5 years
	28,200	5,5 years
	28,200	6 years
	14,353	6,5 years
	43,200	7 years
	50,000	8 years
	50,000	9 years
	50,000	5 years / 10 years (1)
Wim Parys	125,000	3 years
	50,000	9 years
	50,000	5 years / 10 years (1)
Arjen Lemmen	2,500	2,5 years
	50,000	4 years
	3,215	5,5 years
	3,215	6 years
	4,306	6,5 years
	6,328	7 years
	695	7,5 years
	15,952	8 years
	50,000	5 years / 10 years (1)
Marc Schorpion	25,000	8,5 years
	25,000	9,5 years
Dirk Beeusaert	28,200	2,5 years
	21,800	3 years
	50,000	3,5 years
	50,000	4,5 years
	39,682	6,5 years
	15,000	7 years
Andria Wilk	9,400	4 years
	9,900	5 years / 10 years (1)

(1)	On December 21, 2020, the Company has granted options for which the beneficiary has a 60 day period to choose between a contractual term of five or ten years.

The table below shows the stock options exercised by our executive management during the year ended December 31, 2020 and the exercise price of those stock options. Per exercised option, one share was issued.

	Number of	Exercise
Name	stock options	price
Tim Van Hauwermeiren	35,000	€7.17
Tim Van Hauwermeiren	30,600	€9.47
Tim Van Hauwermeiren	50,000	€11.47
Tim Van Hauwermeiren	30,600	€14.13
Eric Castaldi	28,200	€9.47
Eric Castaldi	28,200	€11.47
Keith Woods	45,000	€21.17
Arjen Lemmen	585	€11.47
Arjen Lemmen	785	€14.13
Arjen Lemmen	1,670	€18.41
Arjen Lemmen	3,672	€21.17
Arjen Lemmen	1,805	€80.82
Arjen Lemmen	6,548	€86.32
Total	262,665

Compensation of Our Non-Executive Directors

The remuneration of the individual members of the board of directors is determined by the non-executive directors, at the recommendation of the remuneration and nomination committee, within the limits of the Remuneration Policy adopted by the shareholders at the General Meeting. The description below reflects the status of our Remuneration Policy as updated by our board of directors on September 12, 2017 and giving effect to the update to the Remuneration Policy approved by our shareholders at the extraordinary shareholders’ meeting held on November 7, 2017.

Pursuant to the Remuneration Policy, the remuneration of the non-executive directors consists of the following fixed and variable components:

●	a fixed fee, which fee will be prorated if the non-executive director does not attend all meetings where his or her presence is required;
●	if applicable, a fee for chairing the audit and compliance committee, the research and development committee or the remuneration and nomination committee;
●	a fixed fee for board committee membership; and
●	a long-term variable incentive, in the form of stock options.

Fixed fee. The board of directors has set the annual base remuneration for non-executive directors at €35,000, additional remuneration for the chairperson of the board of directors at €30,000, additional remuneration for the chairperson of the audit and compliance committee and the research and development committee of the board of directors at €15,000 and additional remuneration for the chairperson of the remuneration and nomination committee and the commercial committee of the board of directors at €10,000. Board committee members, other than the chairman of the relevant committee, receive an annual retainer of €5,000 for the remuneration and nomination committee and a €7,500 retainer for the members of the audit and compliance committee and the research and development committee.

Long-term incentive plan. The board of directors intends to incentivize the non-executive directors by issuing options from time to time to be able to attract and retain well-qualified non-executive directors in connection with the Option Plan. The board of directors grants options to the non-executive directors on the recommendation of the remuneration and nomination committee. Such option grants are based on an option allocation scheme established by the board of directors pursuant to the Option Plan. The conditions of our Option Plan apply to our non-executive directors, as set forth below in “argenx Employee Stock Option Plan.”

Success payment. In exceptional circumstances, the board of directors may decide to reward a non-executive director with a success payment relating to the occurrence of specific events achieved through the exceptional efforts of that person (such as a platform licensing or product licensing deal brokered by that non-executive director). To date, no such success payments have been made or promised by us to our non-executive directors.

Pursuant to the Remuneration Policy, in case of a dismissal, non-executive directors will not be entitled to a severance payment.

The following table sets forth the information regarding the compensation earned by our non-executive directors during the year ended December 31, 2020:

	Fees earned
	or paid in	Option
	cash	awards
Name	(€)	(€)(1)	Total
Peter K.M. Verhaeghe	77,500	1,228,583	€1,306,083
David L. Lacey	50,000	1,192,599	1,242,599
Werner Lanthaler	55,000	1,192,599	1,247,599
Pamela Klein	42,500	1,192,599	1,235,099
J. Donald deBethizy	52,500	1,192,599	1,245,099
A.A. Rosenberg	42,500	1,192,599	1,235,099
James M. Daly	35,000	1,192,599	1,227,599

(1)	These amounts do not reflect the actual economic value realized by the non-executive director. Amount shown represents the expenses with respect to the option awards granted in 2020 to the non-executive directors measured using the Black Scholes formula. For a description of the assumptions used in valuing these awards, see note 14 to our consolidated financial statements incorporated by reference in annual report.

The table below shows the stock options held at the start of the year ended December 31, 2020 and the stock options granted to the non-executive directors which have vested during the year ended December 31, 2020, as well as the stock options to vest in the years ending December 31, 2021, December 31, 2022 and December 31, 2023 (in number of stock options), and the respective exercise price of such stock options:

	Total			Total				Options	Options	Options
	options	Options	Options	options		Options	Options	to	to	to
	held on	granted	exercised	held on		vested	vested	vest	vest	vest
	January 1,	in	in	December 31,	Exercise	until	in	in	in	in
Name	2020	2020	2020	2020	price	2019	2020	2021	2022	2023
Peter Verhaeghe	54,585	10,000	(5,990)	58,595	€2.44	11,626
					€3.95	1,969
					€7.17	5,000
					€11.38	10,000
					€86.32	3,333	3,334	3,333
					€135.75		3,333	3,334	3,333
					€247.60			3,333	3,334	3,333
Total	54,585	10,000	(5,990)	58,595		31,928	6,667	10,000	6,667	3,333

David L. Lacey	64,443	10,000	(6,643)	67,800	€11.38	12,800
					€21.17	10,000	5,000
					€86.32	10,000	3,334	3,333
					€135.75	3,333	3,333	3,334	3,333
					€247.60	—		3,333	3,334	3,333
Total	64,443	10,000	(6,643)	67,800		36,133	11,667	10,000	6,667	3,333

Werner Lanthaler	20,000	10,000	—	30,000	€86.32	3,333	3,334	3,333
					€135.75		3,333	3,334	3,333
					€247.60			3,333	3,334	3,333
Total	20,000	10,000	—	30,000		3,333	6,667	10,000	6,667	3,333

J. Donald deBethizy	45,000	10,000	(7,500)	47,500	€11.44	7,500
					€11.38	10,000
					€86.32	3,333	3,334	3,333
					€135.75		3,333	3,334	3,333
					€247.60			3,333	3,334	3,333
Total	45,000	10,000	(7,500)	47,500		20,833	6,667	10,000	6,667	3,333

Pamela Klein	45,000	10,000	(5,000)	50,000	€11.44	10,000
					€11.38	10,000
					€86.32	3,333	3,334	3,333
					€135.75		3,333	3,334	3,333
					€247.60			3,333	3,334	3,333
Total	45,000	10,000	(5,000)	50,000		23,333	6,667	10,000	6,667	3,333

A.A. Rosenberg	35,000	10,000		45,000	€14.13	15,000
					€86.32	3,333	3,334	3,333
					€135.75		3,333	3,334	3,333
					€247.60			3,333	3,334	3,333
Total	35,000	10,000	—	45,000		18,333	6,667	10,000	6,667	3,333

James M. Daly	35,000	10,000	(10,000)	35,000	€80.32	—	2,500	2,500
					€86.32	3,333	3,334	3,333
					€135.75		3,333	3,334	3,333
					€247.60			3,333	3,334	3,333
Total	35,000	10,000	(10,000)	35,000		3,333	9,167	12,500	6,667	3,333

The table below shows the remaining term of the stock options held by the non-executive directors during the year ended December 31, 2020.

Remaining term on
	Number of	December 31, 2020
Name	stock options	(rounded up)
Peter K.M. Verhaeghe	5,560	2,5 years
	3,181	3 years
	4,854	4 years
	5,000	4 years
	10,000	5,5 years
	10,000	8 years
	10,000	9 years
	10,000	10 years
David L. Lacey	12,800	4 years
	10,000	5,5 years
	15,000	7 years
	10,000	8 years
	10,000	9 years
	10,000	10 years
Werner Lanthaler	10,000	3 years
	10,000	9 years
	10,000	10 years
J. Donald deBethizy	7,500	4,5 years
	10,000	5,5 years
	10,000	8 years
	10,000	9 years
	10,000	10 years
Pamela Klein	10,000	4,5 years
	10,000	5,5 years
	10,000	8 years
	10,000	9 years
	10,000	10 years
A.A. Rosenberg	15,000	6 years
	10,000	8 years
	10,000	9 years
	10,000	10 years
James M. Daly	5,000	7,5 years
	10,000	8 years
	10,000	9 years
	10,000	10 years

The table below shows the stock options exercised by our non-executive directors during the year ended December 31, 2020 and the exercise price of those stock options. Per exercised option, one share was issued.

	Number of	Exercise
Name	stock options	price
David Lacey	6,643	€2.44
Don deBethizy	7,500	€11.44
Jim Daley	10,000	€80.82
Pam Klein	5,000	€11.44
Peter Verhaeghe	5,990	€3.95
Total	35,133

argenx Employee Stock Option Plan

On December 18, 2014, our board of directors adopted an employee stock option plan, or the Option Plan, which was approved by the shareholders at the General Meeting on May 13, 2015 and amended by the General Meeting on April 28, 2016 and November 25, 2019 and the board of directors on December 18, 2019 and November 5, 2020. The aim of the Option Plan is to encourage our executive management, directors and key outside consultants and advisors to acquire an economic and beneficial ownership interest in the growth and performance of the Company, to increase their incentive to contribute to our value and to attract and retain individuals who are key to our Company.

The Company expects to amend the Option Plan in 2021, whereby, among other things, equity incentives will not only be granted in the form of stock options, but also in the form of restricted stock units (RSUs).

In connection with the Option Plan, our board of directors has also established an option allocation scheme. The option allocation scheme contains (i) the date on which options are granted each year, which shall be the same date each year and (ii) the number of options granted to each person or to each group of persons, which shall be based on objective criteria only.

Our board of directors, in each case subject to the approval of the majority of the non-executive directors, may grant options to our executive management, directors or key outside consultants or advisors and in accordance with the option allocation scheme. Our board of directors may also grant options at its discretion outside of the option allocation scheme, but only in a period when no inside information (as specified in our insider trading policy) is available. Persons to whom options are granted cannot refuse to accept such options.

The aggregate number of shares that may be available for the issuance of options is based between the 50th and the 75th percentile of our reference group.

Options granted pursuant to the Option Plan shall vest with respect to one third of the shares upon the first anniversary of the date of grant, with the remaining two thirds vesting in twenty-four equal monthly instalments with the option fully vesting upon the third anniversary of the date of grant, subject, in each case, to the optionee's continued status. Options are exercisable when vested, and in any case not after the option expiration date included in each individual option grant, which is (at the election of the optionee) either 5 years or 10 years from the date of grant.

Each option shall be granted with an exercise price equal to the fair market value upon the date of grant and shall have a term equal to five or ten years from the date of grant. Optionees may prefer to elect the 5 year period as this may limit their personal tax obligations in respect of the option, compared to a 10 year option. In the case of a (i) sale, merger, consolidation, tender offer or similar acquisition of shares or other transaction or series of related transactions as a result of which a change in control occurs, (ii) sale or other disposition of all or substantially all of the Company's assets or (iii) dissolution and/or liquidation of the Company, then 100% of any unvested options shall vest.

Our board of directors, upon approval of a majority of the non-executive directors may amend or terminate the Option Plan or may amend the terms of any outstanding options, provided that no amendment or termination may affect any existing rights without the consent of the affected optionees.

The table below sets forth the details of all options granted under the Option Plan in force as of December 31, 2020, including the offer date, exercise price, expiry date, number of options exercised, number of options voided and number of options outstanding. Aside from the stock options set forth in the below table, there are currently no other stock options, options to purchase securities, convertible securities or other rights to subscribe for or purchase outstanding securities.

				Options		Number of
			Number of	Number of	Number of	options
	Offer	Exercise	options	options	options	still	Exercisable	Expiry
Plan	date	price (€)	granted	exercised	voided	outstanding	from	date
SOP A	5/11/2010	3.95	103,370	102,150	1,220	—	5/11/2013	5/11/2020
SOP A	11/30/2010	3.95	62,460	62,460	—	—	11/30/2013	11/30/2020
SOP A	2/1/2011	3.95	3,800	3,800	—	—	2/1/2014	2/1/2021
SOP B	5/23/2013	2.44	305,740	222,610	—	83,130	5/23/2016	5/23/2023
SOP B	12/4/2013	2.44	174,747	92,184	—	82,563	12/4/2016	12/4/2023
SOP B	6/30/2014	2.44	109,820	104,320	—	5,500	6/30/2017	6/30/2024
Reshuffling A	9/30/2014	3.95	55,746	49,508	—	6,238	9/30/2017	9/30/2024
Reshuffling B1	9/30/2014	2.44	174,362	81,748	—	92,614	9/30/2017	9/30/2024
Reshuffling B2	9/30/2014	2.44	19,719	17,747	—	1,972	9/30/2017	9/30/2024
SOP 2014.12.18	12/18/2014	7.17	585,250	243,333	47,750	294,167	12/18/2017	12/18/2024
SOP 2015.06.18	6/18/2015	11.44	56,500	17,500	17,500	21,500	6/18/2018	6/18/2025
SOP 2015.09.03	9/3/2015	10.34	3,000	2,050	—	950	9/3/2018	9/3/2025
SOP 2015.12.15	12/15/2015	9.47	243,400	121,118	8,050	114,232	12/15/2018	12/15/2025
SOP 2016.05.25	5/25/2016	11.47	288,950	154,051	7,647	127,252	5/25/2019	5/25/2026
SOP 2016.06.18	6/18/2016	11.38	60,000	15,000	—	45,000	6/18/2019	6/18/2026
SOP 2016.12.13	12/13/2016	14.13	363,226	172,615	14,185	176,426	12/13/2019	12/13/2026
SOP 2017.06.26	6/26/2017	18.41	120,536	17,597	460	102,479	6/26/2020	6/26/2027
SOP 2017.12.14	12/14/2017	21.17	653,825	160,237	32,887	460,701	12/14/2020	12/14/2027
SOP 2018.06.28	6/28/2018	80.82	97,100	—	4,523	92,577	6/28/2021	6/28/2023
SOP 2018.06.28	6/28/2018	80.82	81,800	32,585	7,183	42,032	6/28/2021	6/28/2028
SOP 2018.12.21	12/21/2018	86.32	369,760	6,380	37,719	325,661	12/21/2021	12/21/2023
SOP 2018.12.21	12/21/2018	86.32	491,815	40,553	69,945	381,317	12/21/2021	12/21/2028
SOP 2019.06.28	6/28/2019	113.49	89,529	—	516	89,013	6/28/2022	6/28/2024
SOP 2019.06.28	6/28/2019	113.49	307,533	61,564	44,627	201,342	6/28/2022	6/28/2029
SOP 2019.06.28	6/28/2019	113.49	22,161	—	—	22,161	6/28/2019	6/28/2024
SOP 2019.06.28	6/28/2019	113.49	4,364	—	—	4,364	6/28/2019	6/28/2029
SOP 2019.12.20	12/20/2019	135.75	172,313	—	8,979	163,334	12/20/2022	12/20/2024
SOP 2019.12.20	12/20/2019	135.75	2,150	—	—	2,150	12/20/2023	12/20/2024
SOP 2019.12.20	12/20/2019	135.75	700,440	1,700	63,738	635,002	12/20/2022	12/20/2029
SOP 2019.12.20	12/20/2019	135.75	1,400	—	1,400	—	12/20/2023	12/20/2029
SOP 2019.12.20	12/20/2019	135.75	29,968	—	—	29,968	12/20/2019	12/20/2024
SOP 2019.12.20	12/20/2019	135.75	15,616	—	—	15,616	12/20/2019	12/20/2029
SOP 2020.04.14	4/14/2020	119.53	9,285	—	—	9,285	4/14/2023	4/14/2025
SOP 2020.04.14	4/14/2020	119.53	9,283	—	—	9,283	4/14/2024	4/14/2025
SOP 2020.04.14	4/14/2020	119.53	432	—	—	432	4/14/2020	4/14/2025
SOP 2020.04.14	4/14/2020	119.53	60,885	—	—	60,885	4/14/2023	4/14/2030
SOP 2020.04.14	4/14/2020	119.53	60,884	—	—	60,884	4/14/2024	4/14/2030
SOP 2020.04.14	4/14/2020	119.53	1,931	—	—	1,931	4/14/2020	4/14/2030
SOP 2020.06.25	6/25/2020	196.15	82,903	—	—	82,903	6/25/2023	6/25/2025
SOP 2020.06.25	6/25/2020	196.15	16,355	—	—	16,355	6/25/2024	6/25/2025
SOP 2020.06.25	6/25/2020	196.15	32,512	—	—	32,512	6/25/2020	6/25/2025
SOP 2020.06.25	6/25/2020	196.15	297,724	—	42,500	255,224	6/25/2023	6/25/2030
SOP 2020.06.25	6/25/2020	196.15	112,161	—	8,670	103,491	6/25/2024	6/25/2030
SOP 2020.06.25	6/25/2020	196.15	8,435	—	—	8,435	6/25/2020	6/25/2030
SOP 2020.10.01	10/1/2020	200.22	14,376	—	—	14,376	10/1/2023	10/1/2025
SOP 2020.10.01	10/1/2020	200.22	81,666	—	—	81,666	10/1/2024	10/1/2025
SOP 2020.10.01	10/1/2020	200.22	7,887	—	—	7,887	10/1/2020	10/1/2025
SOP 2020.10.01	10/1/2020	200.22	9,837	—	—	9,837	10/1/2023	10/1/2030
SOP 2020.10.01	10/1/2020	200.22	79,058	—	—	79,058	10/1/2024	10/1/2030
SOP 2020.10.01	10/1/2020	200.22	3,676			3,676	10/1/2020	10/1/2030
SOP 2020.12.21 (1)	12/21/2020	247.60	777,062	—	—	777,062	12/21/2023	12/21/2030
SOP 2020.12.21 (1)	12/21/2020	247.60	131,300	—	—	131,300	12/21/2024	12/21/2030
Total			7,568,052	1,782,810	419,499	5,365,743

(1)	On December 21, 2020, the company had granted options for which the beneficiary had a 60-day period to choose between a contractual term of five or ten years.

C.       BOARD PRACTICES

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit and compliance committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of Nasdaq and taking into account any applicable committee independence standards, all of our non-executive directors, including the members of our audit and compliance committee, are "independent directors" under Rule 10A-3 of the Exchange Act and the applicable rules of the Nasdaq Stock Market and all members of our audit and compliance committee are independent under the applicable rules of the Dutch Corporate Governance Code. In making such determination, our board of directors considered the relationships that each non-executive director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director's independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

The Dutch Corporate Governance Code requires that the composition of the non-executive directors is such that the members are able to operate independently and critically vis-à-vis one another, the executive directors, and any particular interests involved. At the date of this Registration Document, all non-executive directors meet the independence criteria contained in the Dutch Corporate Governance Code. Therefore, in the opinion of the non-executive directors, the composition of our non-executive directors complies with the independence requirements of best practice provisions 2.1.7 to 2.1.9 of the Dutch Corporate Governance Code. Our board of directors has consequently also determined that all members of our committees are independent under the applicable rules of the Dutch Corporate Governance Code.

As of the date of this Registration Document (or in any period before), none of the members of our board of directors and executive management has or has had a family relationship with any other member of our board of directors or executive management.

Role of the Board in Risk Oversight

Our board of directors is responsible for the oversight of our risk management activities and has delegated to the audit and compliance committee the responsibility to assist our board in this task. While our board oversees our risk management, our management is responsible for day-to-day risk management processes. Our board of directors expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face.

Composition, Appointment and Dismissal

The Articles of Association provide that our board of directors will consist of our executive director(s) and non-executive directors. The number of executive directors must at all times be less than the number of non-executive directors. The number of directors, as well as the number of executive directors and non-executive directors, is determined by our board of directors, provided that the board of directors must consist of at least three members.

Our directors are appointed by the shareholders at the General Meeting for a period of four years. In accordance with best practice principle 2.2.1 of the Dutch Corporate Governance Code, executive directors may be re-appointed for periods of not more than four years at a time. In accordance with best practice principle 2.2.2 of the Dutch Corporate Governance Code, non-executive directors are appointed for a period of four years and may subsequently be re-appointed for another four-year period, which appointment may be extended by at most two years. The board of directors is required to make one or more proposals for each seat on our board of directors to be filled. A resolution to nominate a director by our board of directors (with support from the remuneration and nomination committee) may be adopted by a simple majority of the votes cast. A nomination for appointment of an executive or non-executive director must state the candidate's age and the positions he or she holds, or has held, insofar as these are relevant for the performance of the duties of an executive director. The nomination must state the reasons for the nomination of the relevant person. A nomination for appointment of a non-executive director must state the candidate's age, his or her profession, the number of shares he or she holds and the employment positions he or she holds, or has held, insofar as these are relevant for the performance of the duties of a non-executive director. Furthermore, the names of the legal entities of which he or she is already a supervisory board member or a non-executive member of the board shall be indicated; if those include legal entities which belong to the same group, a reference to that group will be sufficient. The nomination must state the reasons for the nomination of the relevant person.

Our directors are appointed as either an executive director or as a non-executive director by the shareholders at the General Meeting. Our board of directors designates one executive director as Chief Executive Officer. In addition, the board of directors may grant other titles to executive directors. Our board of directors designates a non-executive director as chairperson of the board of directors and a non-executive director as vice chairperson of the board of directors. The legal relationship between an executive member of the board of directors and the Company will not be considered as an employment agreement. Employment agreements between an executive director and a group company (other than argenx SE) are permitted. In the absence of an employment agreement, members of a board of directors generally do not enjoy the same protection as employees under Dutch labor law.

Pursuant to the Articles of Association, a member of our board of directors will retire not later than on the day on which the first General Meeting is held following lapse of four years since his appointment. A retiring member of our board of directors may be re-appointed.

Directors may be suspended or removed by the shareholders at the General Meeting at any time, with or without cause, by means of a resolution passed by a simple majority of the votes cast. Under Dutch law (Section 2:134 paragraph 1 of the DCC), executive directors may also be suspended by the board of directors. A suspension of an executive director by the board of directors may be discontinued by the shareholders at any time at the General Meeting.

We have entered into management contracts and employment agreements with our Board members and executive management that contain certain severance provisions, see section of this annual report titled “Item 7.B.— Related Party Transactions—Agreements with our Executive Management.”

Committees

In accordance with the Dutch Corporate Governance Code, our non-executive directors can set up specialized committees to analyze specific issues and advise the non-executive directors on those issues.

The committees are advisory bodies only, and the decision-making remains within the collegial responsibility of the non-executive directors. The non-executive directors determine the terms of reference of each committee with respect to the organization, procedures, policies and activities of the committee.

Our non-executive directors have established and appointed:

●	an audit and compliance committee;
●	a remuneration and nomination committee;
●	a research and development committee; and
●	a commercial committee.

The composition and function of all of our committees complies with all applicable requirements of Euronext Brussels, the Dutch Corporate Governance code, the Exchange Act, the exchanges on which the ordinary shares are listed and SEC rules and regulations.

Only non-executive directors qualify for membership of the committees. The audit and compliance committee and the remuneration and nomination committee may not be chaired by the chairperson of the board of directors or by a former executive director of the Company.

Audit and Compliance Committee

Our audit and compliance committee consists of three members: Werner Lanthaler (chairperson), Peter K. M. Verhaeghe and Anthony A. Rosenberg. Our board of directors has established that Werner Lanthaler qualifies as an "audit committee financial expert" as defined under the Exchange Act and article 39 paragraph 1 of Directive 2014/56/EU of the European Parliament and of the Council of 16 April 2014 amending Directive 2006/43/EC on statutory audits of annual accounts and consolidated accounts and that the composition of the audit and compliance committee meets the requirements under the Dutch Decree on Establishing Audit Committees.

Our audit and compliance committee assists our board of directors in overseeing the accuracy and integrity of our accounting and financial reporting processes and audits and reviews of our consolidated financial statements, the implementation and effectiveness of an internal control system and our compliance with legal and regulatory requirements, the independent auditors' qualifications and independence and the performance of the independent auditors.

The audit and compliance committee is governed by a charter that complies with Nasdaq listing rules and the Dutch Corporate Governance Code. Our audit and compliance committee is responsible for, among other things, establishing methods and procedures for supervising, and where necessary requiring improvements of, the financial reporting, compliance and organization of the Company for the purpose of making appropriate recommendations to the Board of Directors in that regard.

Our audit and compliance committee meets as often as is required for its proper functioning, but at least four times a year. Our audit and compliance committee meets at least once a year with our independent auditor.

Our audit and compliance committee reports regularly to our board of directors on the exercise of its functions. It informs our board of directors about all areas in which action or improvement is necessary in its opinion and produces recommendations concerning the necessary steps that need to be taken. The audit review and the reporting on that review cover us and our subsidiaries as a whole. The members of the audit and compliance committee are entitled to receive all information which they need for the performance of their function, from our board of directors and employees. Every member of the audit and compliance committee shall exercise this right in consultation with the chairperson of the audit and compliance committee.

The audit and compliance committee has deliberated seven times in the course of 2020. At these meetings, the main points of discussion were:

●	discussion of the Compliance Gap Analysis;
●	review of the financial statements for the year ended December 31, 2019 and related press release;
●	review of the 20-F and universal registration document with respect to the year ended December 31, 2019
●	review of our Independent Registered Accounting Firm’s 2019 audit report;
●	discusion and review of the 2020 Independent Registered Accounting Firm’s proposal and renewal of their mandate;
●	review of interim consolidated financial statements and related press releases,
●	review of our Independent Registered Accounting Firm’s report on interim financial statements;

●	review of quarterly forecasts, updates on internal control activities, updates on corporate audit activities, updates on cash, cash equivalents and financial assets; and
●	review of compliance committee charter.

The meeting attendance rate for our directors in the audit and compliance committee is set out in the table below:

Audit and Compliance Committee	Number of meetings attended in 2020	Attendance %
Peter Verhaeghe	7/7	100%
Werner Lanthaler	7/7	100%
Tony Rosenberg	7/7	100%

Remuneration and Nomination Committee

We have established a remuneration and nomination committee, which serves as both the remuneration committee and selection and appointment committee as prescribed by the Dutch Corporate Governance Code.

Our remuneration and nomination committee consists of three members: J. Donald deBethizy (chairperson), Peter K. M. Verhaeghe and Werner Lanthaler.

Our remuneration and nomination committee is responsible for, among other things:

●	regularly reviewing the remuneration policy in light of all relevant circumstances and benchmarks, and currently drafting a proposal to the non-executive directors for the remuneration policy to be pursued and recommending to the non-executive directors the remuneration of the individual executive directors;
●	advising the Board of Directors in respect of the remuneration for the non-executive directors;
●	preparing the remuneration report to be included in the Company's annual report;
●	drawing up selection criteria and appointment procedures for directors and making proposals for appointment and re-appointment of the directors;
●	periodically assessing the size and composition of the Board of Directors and making a proposal for a composition profile of the non-executive directors;
●	periodically assessing the functioning of individual directors and reporting on this to the non-executive directors; and
●	supervising the policy of the executive directors on the selection criteria and appointment procedures for senior management.

The remuneration and nomination committee consists of at least three members. The remuneration and nomination committee meets as often as is required for its proper functioning, but at least once per year to evaluate its functioning.

The remuneration and nomination committee has deliberated two times in the course of 2020. The main topics of discussion were the update of the remuneration policy, board rotation and succession process and plan, option allocation scheme, remuneration report and the taxation of US stock options.

The meeting attendance rate for our directors in the remuneration and nomination committee is set out in the table below:

Remuneration and Nomination Committee	Number of meetings attended in 2020	Attendance %
Peter Verhaeghe	2/2	100%
Werner Lanthaler	2/2	100%
Don deBethizy	2/2	100%

Other Committees

Research and Development Committee

The research and development committee consists of members of the Board of Directors and other persons, which composition may vary from time to time. Currently, the research and development committee consists of three members: David L. Lacey (chairperson), J. Donald deBethizy and Pamela Klein.

The research and development committee is responsible for, among other things:

●	monitoring and overseeing the research and development goals, strategies and measures of the Company;
●	serving as a sounding board to the Company's research and development management, general management and the board of directors;
●	performing strategic reviews of the Company's key research and development programs;
●	reporting to the board of directors on the outcome of the strategic reviews;
●	reviewing the Company's scientific publication and communications plan;
●	evaluating and challenging the effectiveness and competitiveness of the research and development endeavours of the Company;
●	reviewing and discussing emerging scientific trends and activities critical to the success of research and development of the Company;
●	reviewing the Company's clinical and preclinical product pipeline; and
●	engaging in attracting, retaining and developing senior research and development personnel of the Company.

All members of the research and development committee shall have adequate industrial, academic and/or practical experience with the research and development of biopharmaceuticals.

One purpose of our research and development committee is to engage in discussion with our research and development management, and the committee's responsibilities to carry out this purpose include, among others: monitoring the research and development activities, performing strategic reviews of the key research and development programs; and reviewing the scientific publication plan.

Our research and development committee meets as often as is required for its proper functioning, but at least prior to each meeting of our board of directors, and reports regularly to our board of directors on the outcome of the strategic reviews. The chairperson of our research and development committee shall report formally to our board of directors on the research and development committee's deliberations, findings and proceedings after each meeting on all matters within its duties and responsibilities.

The research and development committee meets at least quarterly. The main topics of discussion during the course of 2020 were the research and development goals, strategies and measures of the Company, reviewing the Company’s early-stage programs, pre-clinical and clinical research activities and portfolio strategy.

Commercial committee

The commercial committee consists of members of the Board of Directors and other persons, which composition may vary from time to time. Currently, the commercial committee consists of two members: Jim Daly and Tony Rosenberg.

The commercial committee is responsible for, among other things:

●	serving as a sounding board to the Company's branded and unbranded strategic marketing plans, size and scope of the Company’s franchises, pre and post launch market access plan of action;
●	advising the board of directors on the effectiveness of the governance, risk management and legal compliance of the commercial activities, with an underlying aim of ensuring that these activities are set up and pursued consistent with the achievement by the Company of its strategic goals;
●	reviewing and discussing global commercial and political trends affecting the industry and the development of the Company; and
●	reporting to the board of directors on the outcome of the strategic reviews.

The non-executive directors shall appoint and dismiss the members of the commercial committee. All members of the commercial committee shall have adequate industrial, academic and/or practical experience with the commercialization of (bio)pharmaceuticals.

Our commercial committee meets as often as is required for its proper functioning and reports regularly to our Board of Directors on the outcome of its strategic reviews. The main topics of discussion during the course of 2020 were discussing and reviewing the Company’s marketing plans in light of the envisaged launch of efgartigimod, reviewing the size and scope of the Company’s three core franchises, review and discuss the pre-launch market access plan of action for the envisaged launch of efgartigimod in MG, review and advise on the Company’s updated internal risk matrix and discussing global trends affecting the industry and their potential impact on the envisaged launch of efgartigimod in MG.

Corporate Governance Practices

Our board of directors has adopted rules, or the Board By-Laws, that describe the procedure for holding meetings of the board of directors, for the decision-making by the board of directors and the board of directors’ operating procedures.

In accordance with our Articles of Association, our board of directors will meet at least once every three months to discuss the state of affairs within the company and the expected developments.

Under the Board By-Laws, the members of our board of directors must endeavor, insofar as is possible, to ensure that resolutions are adopted unanimously. Where unanimity cannot be achieved and Dutch law, the Articles of Association or the Board By-Laws do not prescribe a larger majority, all resolutions of our board of directors must be adopted by a simple majority of the votes cast in a meeting at which at least a majority of the members of our board of directors then in office are present or represented. The Articles of Association and the Board By-Laws provide that in case of a tie of votes, the chairperson does not have a casting vote and as such the proposal will be rejected in case of a tie.

In exceptional cases, if the urgent necessity and the interests of the company require this, resolutions of our board of directors may also be adopted by unanimous written approval of all directors in office.

D.       EMPLOYEES

As of December 31, 2020, we had 336 employees. At each date shown below, we had the following number of employees, broken out by department and geography:

	At December 31,
	2020	2019	2018
Function:
Research and development	193	118	75
Selling, general and administrative	143	70	30
Total	336	188	105
Geography:
Zwijnaarde, Belgium	213	145	94
Boston, USA	108	40	11
Tokyo, Japan	13	3	—
Breda, the Netherlands	—	—	—
Geneva, Switzerland	2	—	—
Total	336	188	105

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

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 16, 2021 for:

●	each person who is known by us to own beneficially more than 3% of our total outstanding ordinary shares;
●	each member of our board of directors and our executive management;
●	all members of our board of directors and our executive management as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of March 16, 2021. The percentage ownership information shown in the table is based upon 51,305,610 ordinary shares outstanding as of March 16, 2021.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options held by that person that are immediately exercisable or exercisable within 60 days of March 16, 2021. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders.

	Shares beneficially owned
Name of beneficial owner	Number	Percentage
3% or Greater Shareholders:
T. Rowe Price Group, Inc. (1)(2)	4,998,028	11.68%
FMR LLC (1)(3)	5,025,092	9.80%
Baillie Gifford & Co.(1)(4)	2,966,216	6.24%
Artisan Investments GP LLC(1)(5)	2,575,257	5.02%
Federated Equity Management Company of Pennsylvania (1)(6)	1,895,001	4.97%
The Goldman Sachs Group, Inc.(1)(7)	2,514,651	4.92%
Wellington Management Group LLP (1)(8)	2,276,361	4.81%
Blackrock, Inc. (1)(9)	2,431,314	4.74%
Johnson & Johnson Innovation - JJDC, Inc (1)(10)	1,766,899	4.66%
The Vanguard Group (1)(11)	1,978,464	4.16%
Directors and Executive Management:
Tim Van Hauwermeiren(12)	417,778	*
Peter Verhaeghe(13)	89,412	*
David Lacey(14)	107,822	*
Werner Lanthaler(15)	32,222	*
Donald deBethizy(16)	67,222	*
Pamela Klein(17)	72,222	*
A.A. Rosenberg(18)	62,222	*
James M. Daly(19)	41,389	*
Eric Castaldi(20)	342,800	*
Keith Woods(21)	171,111	*
Hans de Haard(22)	953,061	1.87%
Wim Parys(23)	294,444	*
Arjen Lemmen(24)	146,280	*
Dirk Beeusaert(25)	350,742	*
Marc Schorpion(26)	40,278	*
Andria Wilk(27)	14,877	*
All directors and executive management as a group (16 persons)	2,714,531	5.35%

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)	Based on the number of shares reported in, and at the time of, the most recent transparency notification filed with the AFM.
(2)	Based solely on (1) the most recent transparency notification filed with the Netherlands Authority for the Financial Markets (the “AFM”) as of March 16, 2021 and (2) a Schedule 13G/A filed with the SEC on February 16, 2021. Consists of 1,571 ordinary shares and 4,996,457 ADSs. T. Rowe Price Associates, Inc. (“Price Associates”) does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. Not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates. With respect to securities owned by any one of the T. Rowe Price Funds, only the custodian for each of such Funds has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid. The address for Price Associates is 100 East Pratt Street, Baltimore, MD 21202.
(3)	Based solely on (1) the most recent transparency notification filed with the AFM as of March 16, 2021 and (2) a Schedule 13G/A filed with the SEC on February 10, 2021. Consists of 4,757,128 ordinary shares. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. FMR Co. LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address for FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.
(4)	Based solely on the most recent transparency notification filed with the AFM as of March 16, 2021. Consists of 2,966,216 ordinary shares. Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings.
(5)	Based solely on the most recent transparency notification filed with the AFM as of March 16, 2021. Consists of 105,864 ordinary shares and 2,469,393. Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings.
(6)	Based solely on (1) the most recent transparency notification filed with the AFM as of March 16, 2021. Consists of 1,522,200 ordinary shares and 372,801 ADSs. Represents shares beneficially owned by registered investment companies and separate accounts advised by subsidiaries of Federated Investors, Inc. that have been delegated the power to direct investment and power to vote the securities by the registered investment companies’ board of trustees or directors and by the separate accounts’ principals. All of the voting securities of Federated Investors, Inc. are held in the Voting Shares Irrevocable Trust, the trustees of which are Thomas R. Donahue, Rhodora J Donahue, and J. Christopher Donahue. The address of Federated Investors, Inc. is Federated Investors Tower, Pittsburgh, PA 15222-3779.
(7)	Based solely on the most recent transparency notification filed with the AFM as of March 16, 2021. Consists of 80,359 ordinary shares and 403,018 ADSs. From the notification filed with the AFM on February 19, 2021 we understand the Goldman Sachs Group is participating through various entities, namely Goldman Sachs Asset Management, L.P., Goldman Sachs International, Goldman Sachs & Co. LLC, Goldman Sachs Asset Management International, United Capital Financial Advisors, LLC, Goldman Sachs Bank Europe SE, and Folio Investments Inc.
(8)	Based solely on the most recent transparency notification filed with the AFM March 16, 2021. Consists of voting rights on 1,545,652 ordinary shares, 729,479 ADSs and 1,230 equity swaps. Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings. Consisting of 80,359 ordinary shares, 403,018 ADSs, 60,000 call-options, 2,168 warrants, 985,271 contracts for difference, 963,835 swaps and 20,000 put options. Number of shares (short): 1,970,975. Capital interest percentage (short): 3.84% (indirectly).
(9)	Based solely on the most recent transparency notification filed with the AFM March 16, 2021. Consists of 1,545,652 ordinary shares and 729,479 ADSs. Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings.
(10)	Based solely on the most recent transparency notification filed with the AFM as of March 16, 2021. Consists of 1,648,122 ordinary shares and 440,644. Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings.
(11)	Based solely on the most recent transparency notification filed with the AFM March 16, 2021. Consists of 1,766,899 shares. Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings.

(12)	Based solely on the most recent transparency notification filed with the AFM March 16, 2021. Consists of 1,978,464 shares. Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings.
(13)	Consists of 240,000 shares and 177,778 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2021.
(14)	Consists of 48,595 shares and 40,817 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2021.
(15)	Consists of 57,800 shares and 50,022 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2021.
(16)	Consists of 20,000 shares and 12,222 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2021.
(17)	Consists of 37,500 shares and 29,722 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2021.
(18)	Consists of 40,000 shares and 32,222 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2021.
(19)	Consists of 35,000 shares and 27,222 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2021.
(20)	Consists of 25,000 shares and 16,389 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2021.
(21)	Consists of 171,400 shares and 171,400 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2021.
(22)	Consists of 105,000 shares and 171,111 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2021.
(23)	Consists of 495,975 shares and 457,086 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2021.
(24)	Consists of 175,000 shares and 119,444 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2021.
(25)	Consists of 86,211 shares and 60,069 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2021.
(26)	Consists of 204,682 shares and 146,060 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2021.
(27)	Consists of 25,000 shares and 15,278 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2021.
(28)	Consists of 9,400 shares and 5,477 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of March 16, 2021.

Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our shares have different voting rights from other holders of shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees. As of March 16, 2021, assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, we estimate that approximately 75% of our outstanding ordinary shares were held in the United States by approximately 188 institutional holders of record.

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

Agreements with Our Executive Management

We have entered into a management agreement with Tim Van Hauwermeiren as our Chief Executive Officer. The Chief Executive Officer is our sole executive director. The key terms of his agreement are as follows

Tim Van Hauwermeiren
Base salary	€525,000
Cash bonus	maximum 55% of base salary based
on previously determined bonus
targets established by the
non‑executive directors
Pension contributions(1)	€21,532
Duration	Indefinite

(1)	Amounts shown represent pension contributions paid during the year-ended December 31, 2020.

We may terminate Mr. Van Hauwermeiren's services upon 18 months' notice, or payment of 18 months' pro-rated base compensation in lieu of notice. Mr. Van Hauwermeiren would be entitled to the same payment in lieu of notice in the event he terminates his services with us in circumstances in which it cannot reasonably be expected for him to continue providing services to us (and after our failure to remedy such conditions after being provided at least 14 days' notice). Mr. Van Hauwermeiren would also be entitled to payment in lieu of notice in the event he terminated his services with us in certain cases of our failure to comply with obligations under applicable law or his agreement (and after our failure to remedy such non-compliance, if non-deliberate, after being provided at least 14 days' notice). In these cases, there will be a full acceleration of the vesting of any outstanding stock options held by Mr. Van Hauwermeiren. There will be no notice period or payment in lieu of notice in certain cases of Mr. Van Hauwermeiren's failure to comply with obligations under applicable law or his agreement. Mr. Van Hauwermeiren may be dismissed immediately as an executive director.

Eric Castaldi, our Chief Financial Officer, has an employment contract with our subsidiary, argenx BV, for an indefinite term. His employment contract may be terminated at any time by us, subject to a notice period and a severance payment of at least 12 months. The Company is currently recruiting a U.S.-based chief financial officer and has entered into a transition agreement with Mr. Castaldi.

Keith Woods, our Chief Operating Officer, has an employment contract with our subsidiary, argenx US Inc., for an indefinite term. His employment contract may be terminated at any time by us, subject to a notice period and a severance payment of at least 12 months.

Wim Parys, our Chief Medical Officer, has an employment contract with our subsidiary argenx BV, for an indefinite term. His employment contract may be terminated at any time by us, subject to a notice period and a severance payment of at least 12 months.

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

Marc Schorpion, our Global Head of Human Resources, has an employment contract with our subsidiary, argenx B.V., for an indefinite term. His employment contract may be terminated at any time by us, subject to a notice period and a severance payment of at least 12 months.

Andria Wilk, our Global Head of Quality, has an employment contract with our subsidiary, argenx BV, for an indefinite term. Her employment contract may be terminated at any time by us, subject to a notice period and a severance payment of at least 12 months.

Indemnification Agreements

In connection with our initial U.S. public offering, we entered into indemnification agreements with each of our non-executive directors and each member of our executive management. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to non-executive directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transactions with Related Companies

Agreement with FairJourney Biologics LDA

FairJourney Biologics LDA, or FairJourney, is a fee-for-service company focused on antibody discovery and engineering services. FairJourney was founded in 2012 and, as compensation for their support with the formation of FairJourney, our chief executive officer and executive director Tim Van Hauwermeiren acquired shares representing 5% of the equity securities of FairJourney, and our chief scientific officer, Hans de Haard, acquired shares representing 20% of the equity securities of FairJourney. In July 2012, we entered into a license and exclusive option agreement with FairJourney, pursuant to which we granted FairJourney a worldwide, non-exclusive license to our SIMPLE AntibodyTM Platform to develop, manufacture and commercialize SIMPLE Antibodies to certain targets selected by FairJourney. Under the terms of the agreement, once FairJourney has advanced a product candidate discovered under the agreement to near proof-of-concept stage, we have the option to acquire patent rights generated by FairJourney specific to such product candidate along with a non-exclusive license to additional FairJourney intellectual property useful for further development, manufacture, or commercialization of the product candidate. Upon exercising this option, we must pay FairJourney an option fee equal to two times the expenses incurred by FairJourney for advancing such product candidate through the option exercise date, and we are required to pay a specified royalty in the mid-single digits on any sub-licensing revenue received by us for such product candidate. Alternatively, if we elect not to exercise the option, FairJourney is required to pay us a specified royalty in the mid-single digits on any sub-licensing revenue received by FairJourney for such product candidate. In connection with the agreement, we acquired shares of FairJourney representing 15% of the fully-diluted equity securities of FairJourney at the time of issuance. In December 2017, the company and executive director Tim Van Hauwermeiren sold their respective shareholding in FairJourney Biologics LDA, and thus FairJourney Biologics LDA is no longer a related company. In January 2020, the stake held by Hans de Haard in FairJourney was sold. This means that at the date of this annual report, FairJourney LDA no longer qualifies as related party.

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

Dividend Distribution Policy

We have not paid or declared any cash dividends on our ordinary shares, and we do not anticipate paying any cash dividends in the foreseeable future. Even if future operations lead to significant levels of distributable profits, we currently intend that any earnings will be reinvested in our business and that cash dividends will not be paid until we have an established revenue stream to support continuing cash dividends. In addition, payment of any future dividends to shareholders would be subject to shareholder approval at our General Meeting, upon proposal of the board of directors, which proposal would be subject to the approval of the majority of the non-executive directors after taking into account various factors including our business prospects, cash requirements, financial performance and new product development. In addition, payment of future cash dividends may be made only if our shareholders’ equity exceeds the sum of our paid-in and called-up share capital plus the reserves required to be maintained by Dutch law or by our Articles of Association.

B.      SIGNIFICANT CHANGES

Please see Note 32 to our consolidated financial statements included elsewhere in this Annual Report for details regarding events subsequent to the reporting period.

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

B.      MEMORANDUM AND ARTICLES OF ASSOCIATION

The information set forth in our Registration Statement on Form F-3ASR (File No. 333-225370), automatically effective upon filing with the SEC on June 1, 2018, under the heading “Description of Share Capital” as supplemented by the section titled “Description of Share Capital” in the final prospectus supplement on Form 424(b)(5) dated May 27, 2020 filed with the SEC on May 29, 2020 is incorporated herein by reference.

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

E.      TAXATION

Certain Material U.S. Federal Income Tax Considerations to U.S. Holders

The following is a summary of certain material U.S. federal income tax considerations relating to the ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold ADSs as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

●	banks, financial institutions or insurance companies;
●	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;
●	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;
●	real estate investment trusts, regulated investment companies or grantor trusts;
●	persons that hold the ADSs as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
●	partnerships (including entities or arrangements classified as partnerships for U.S. federal income tax purposes) or other pass-through entities (including S corporations), or persons that will hold the ADSs through such an entity;
●	certain former citizens or long-term residents of the United States;
●	persons that received the ADSs as compensation for the performance of services;
●	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of our ordinary shares and ADSs; and
●	holders that have a “functional currency” for U.S. federal income tax purposes other than the U.S. dollar.

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

For the purposes of this summary, a “U.S. holder” is a beneficial owner of ADSs that is (or is treated as), for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or have a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

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

Distributions. Although we do not currently plan to pay dividends, and subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of any distribution (before reduction for any amounts withheld in respect of Dutch or Belgian withholding tax) actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ADSs for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on shares which are readily tradable on an established securities market in the United States. Our ADSs are listed on the Nasdaq Global Select Market, which is an established securities market in the United States, and we expect our ADSs to be readily tradable on the Nasdaq Global Select Market. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in any taxable year. Therefore, subject to the discussion under “—Passive Foreign Investment Company Considerations” below, such dividends will generally be “qualified dividend income” in the hands of non-corporate U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

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

In general, the amount of a distribution paid to a U.S. holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in a foreign currency are converted into U.S. dollars on the day they are received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend.

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

For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of the ADSs that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer that does not make such an election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. holder realizes will be U.S. source ordinary income or loss.

Net Investment Income Tax. Certain U.S. holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ADSs. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Net Investment Income Tax to its income and gains in respect of its investment in ADSs.

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

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (for which purpose, assuming we are treated as a publicly traded company pursuant to Section 1297(e)(3) of the Code, the total value of our assets may be determined in part by reference to the market value of our ordinary shares and ADSs, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of cash, including the funds raised in offerings of the ADSs. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income for purposes of the PFIC tests. If we are classified as a PFIC for any year with respect to which a U.S. holder owns ADSs, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns ADSs, regardless of whether we continue to meet the tests described above.

Whether we are classified as a PFIC for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares and ADSs, which is likely to fluctuate after a public offering. Based on the foregoing, we do not anticipate that we will be classified as a PFIC for the 2020 taxable year based upon the expected value of our assets, including any goodwill, and the expected composition of our income and assets, however, as previously mentioned, we cannot provide any assurances regarding our PFIC status for the current or any prior or future taxable years.

If we are classified as a PFIC, for any taxable year, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for ADSs) and (b) any gain realized on the sale or other disposition of ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “—Distributions.”

Certain elections exist that would result in an alternative treatment (such as mark-to-market treatment) of ADSs. If a U.S. holder makes the mark-to- market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of the ADSs in a year when we are classified as a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are classified as a PFIC and the ADSs are “regularly traded” on a “qualified exchange.” ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement as disregarded). Nasdaq is a qualified exchange for this purpose and, consequently, if the ADSs are regularly traded, the mark-to-market election will generally be available to a U.S. holder.

If we are classified as a PFIC for any year during which a U.S. holder holds ADSs, we must generally continue to be treated as a PFIC by that U.S. holder for all succeeding years during which the U.S. holder holds the ADSs, unless we cease to meet the requirements for PFIC status and the U.S. holder makes a “deemed sale” election with respect to the ADSs. If such election is made, the U.S. holder will be deemed to have sold the ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences applicable to sales of PFIC shares described above. After the deemed sale election, the U.S. holder’s ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become classified as a PFIC.

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

If a U.S. holder owns ADSs during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company (and with respect to any of our subsidiaries that also may be classified as a PFICs), generally with the U.S. holder’s federal income tax return for that year. If our company were classified as a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

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

Material Dutch Tax Consequences

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

For purposes of Dutch income and corporate income tax, shares, or certain other assets, which may include depositary receipts in respect of shares, legally owned by a third party such as a trustee, foundation or similar entity or arrangement, a “Third Party”, may under certain circumstances have to be allocated to the (deemed) settlor, grantor or similar originator, the “Settlor”, or, upon the death of the Settlor, such Settlor’s beneficiaries, the “Beneficiaries”, in proportion to their entitlement to the estate of the Settlor of such trust or similar arrangement, the “Separated Private Assets”.

The summary does not address the Dutch tax consequences of a holder of the ADSs who is an individual and who has a substantial interest (aanmerkelijk belang) in the company. Generally, a holder of the ADSs will have a substantial interest in the company if such holder of the ADSs, whether alone or together with such holder’s spouse or partner and/or certain other close relatives, holds directly or indirectly, or as Settlor or Beneficiary of Separated Private Assets (i) (x) the ownership of, (y) certain other rights, such as usufruct, over, or (z) rights to acquire (whether or not already issued), shares (including the ADSs) representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the company or (ii) (x) the ownership of, or (y) certain other rights, such as usufruct over, profit participating certificates (winstbewijzen) that relate to 5% or more of the annual profit of the company or to 5% or more of the liquidation proceeds of the company.

In addition, a holder of the ADSs has a substantial interest in the company if such holder, whether alone or together with such holder’s spouse or partner and/or certain other close relatives, has the ownership of, or other rights over, shares, or depositary receipts in respect of shares, in, or profit certificates issued by, the company that represent less than 5% of the relevant aggregate that either (a) qualified as part of a substantial interest as set forth above and where shares, or depositary receipts in respect of shares, profit certificates and/or rights there over have been, or are deemed to have been, partially disposed of, or (b) have been acquired as part of a transaction that qualified for non-recognition of gain treatment.

Furthermore, this summary does not address the Dutch tax consequences of a holder of the ADSs who:

(a)	is an individual and receives income or realizes capital gains in respect of the ADSs in connection with such holder’s employment activities or in such holder’s capacity as (former) board member or (former) supervisory board member; or
(b)	is a resident of any non-European part of the Kingdom of the Netherlands.

PROSPECTIVE HOLDERS OF THE ADSs SHOULD CONSULT THEIR OWN PROFESSIONAL ADVISER WITH RESPECT TO THE DUTCH TAX CONSEQUENCES OF ANY ACQUISITION, OWNERSHIP OR DISPOSAL OF THE ADSs IN THEIR INDIVIDUAL CIRCUMSTANCES.

Dividend Withholding Tax

General

The company is generally required to withhold dividend withholding tax imposed by the Netherlands at a rate of 15% on dividends distributed by the company in respect of our ordinary shares underlying the ADSs. The expression “dividends distributed by the company” as used herein includes, but is not limited to:

(a)	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital (gestort kapitaal) not recognized for Dutch dividend withholding tax purposes;
(b)	liquidation proceeds, proceeds of redemption of our ordinary shares or, as a rule, consideration for the repurchase of our ordinary shares by the company in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;
(c)	the par value of our ordinary shares issued to a holder of our ordinary shares or an increase of the par value of our ordinary shares, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and
(d)	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (i) the shareholders at the General Meeting have resolved in advance to make such repayment and (ii) the par value of our ordinary shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

Holders of the ADSs Resident in the Netherlands

A holder of the ADSs that is resident or deemed to be resident in the Netherlands for Dutch tax purposes is generally entitled, subject to the anti-dividend stripping rules described below, to a full credit against its (corporate) income tax liability, or a full refund, of the Dutch dividend withholding tax. The same generally applies to holders of the ADSs that are neither resident nor deemed to be resident in the Netherlands for Dutch tax purposes if the ADSs are attributable to a permanent establishment in the Netherlands of such non-resident holder.

Holders of the ADSs Resident Outside the Netherlands

A holder of the ADSs that is resident in a country for tax purposes with which the Netherlands has a tax treaty in effect, may, depending on the terms of such tax treaty and subject to the anti-dividend stripping rules described below, be eligible for a full or partial exemption from, or full or partial refund of, Dutch dividend withholding tax on dividends received.

A holder of the ADSs, that is a legal entity (a) tax resident in (i) a Member State of the European Union, (ii) Iceland, Norway or Liechtenstein, or (iii) a country with which the Netherlands has concluded a tax treaty that includes an article on dividends and (b) that is in its state of residence under the terms of a tax treaty concluded with a third state, not considered to be resident for tax purposes in a country with which the Netherlands has not concluded a tax treaty that includes an article on dividends (not being a Member State of the European Union, Iceland, Norway or Liechtenstein), is generally entitled, subject to the anti-abuse rules and the anti-dividend stripping rules described below, to a full exemption from Dutch dividend withholding tax on dividends received if it holds an interest of at least 5% (in shares or, in certain cases, in voting rights) in the company or if it holds an interest of less than 5%, in either case where, had the holder of the ADSs been a Dutch resident, it would have had the benefit of the participation exemption (this may include a situation where another related party holds an interest of 5% or more in the company).

The full exemption from Dutch dividend withholding tax on dividends received by a holder of the ADSs, that is a legal entity (a) tax resident in (i) a Member State of the European Union, (ii) Iceland, Norway or Liechtenstein, or (iii) a country with which the Netherlands has concluded a tax treaty that includes an article on dividends is not granted if (x) the interest held by such holder (i) is held with the avoidance of Dutch dividend withholding tax of another person as (one of) the main purpose(s) and (ii) forms part of an artificial structure or series of structures (such as structures which are not put into place for valid business reasons reflecting economic reality), or (y) the holder of ADSs has a similar function to a qualifying investment institution (fiscale beleggingsinstelling) or a qualifying exempt investment institution (vrijgestelde beleggingsinstelling).

A holder of the ADSs, that is an entity tax resident in (i) a Member State of the European Union, or (ii) Iceland, Norway or Liechtenstein, or (iii) in a jurisdiction which has an arrangement for the exchange of tax information with the Netherlands (and such holder as described under (iii) holds the ADSs as a portfolio investment, i.e., such holding is not acquired with a view to the establishment or maintenance of lasting and direct economic links between the holder of the ADSs and the company and does not allow the holder of the ADSs to participate effectively in the management or control of the company), which is exempt from tax in its country of residence and does not have a similar function to a qualifying investment institution (fiscale beleggingsinstelling) or a qualifying exempt investment institution (vrijgestelde beleggingsinstelling), and that would have been exempt from Dutch corporate income tax if it had been a resident of the Netherlands, is generally entitled, subject to the anti-dividend stripping rules described below, to a full refund of Dutch dividend withholding tax on dividends received. This full refund will in general benefit certain foreign pension funds, government agencies and certain government controlled commercial entities.

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

Holders of the ADSs Resident in the United States

Dividends distributed by the company to U.S. resident holders of the ADSs that are eligible for benefits under the Convention between the Kingdom of the Netherlands and the United States of America for the avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes and Income, dated December 18, 1992 as amended by the protocol of March 8, 2004, or the “U.S. Tax Treaty”, generally will be entitled to a reduced dividend withholding tax rate of 5% in case of certain U.S. corporate shareholders owning at least 10% of the company’s total voting power. Certain U.S. pension funds and tax-exempt organizations may qualify for a complete exemption from Dutch dividend withholding tax.

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

Irrespective of meeting the conditions of the relevant provisions of the U.S. Tax Treaty, dividends distributed by the company to a U.S. resident holder (i) who is a legal entity resident in the U.S. and (ii) that is in the U.S. under the terms of a tax treaty with a third state not considered to be resident for tax purposes in a country with which the Netherlands has not concluded a tax treaty that includes an article on dividends (not being a Member State of the European Union, Iceland, Norway or Liechtenstein), are generally, subject to the anti-dividend stripping rules described above, fully exempt from Dutch dividend withholding tax if the U.S. resident holder of ADSs holds an interest of at least 5% in the company or if it holds an interest of less than 5%, in either case where, had the holder of ADSs been a Dutch resident, it would have had the benefit of the participation exemption (this may include a situation where another related party holds an interest of 5% or more in the company). The full exemption from Dutch dividend withholding tax on dividends received by a U.S. holder of ADSs that is a legal entity is however not granted if (x) the interest held by such U.S. holder (i) is held with the avoidance of Dutch dividend withholding tax of another person as (one of) the main purpose(s) and (ii) forms part of an artificial structure or series of structures (such as structures which are not put into place for valid business reasons reflecting economic reality) or (y) the U.S. holder of ADSs has a similar function to a qualifying investment institution (fiscale beleggingsinstelling) or a qualifying exempt investment institution (vrijgestelde beleggingsinstelling).

Taxes on Income and Capital Gains

Holders of the ADSs Resident in the Netherlands: Individuals

A holder of the ADSs, who is an individual resident or deemed to be resident in the Netherlands for Dutch tax purposes will be subject to regular Dutch income tax on the income derived from the ADSs and the gains realized upon the acquisition, redemption and/or disposal of the ADSs by the holder thereof, if:

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

If either of the abovementioned conditions (a) or (b) applies, income derived from the ADSs and the gains realized upon the acquisition, redemption and/or disposal of the ADSs will in general be subject to Dutch income tax at the progressive rates up to 49.5%.

If the abovementioned conditions (a) and (b) do not apply, a holder of the ADSs who is an individual, resident or deemed to be resident in the Netherlands for Dutch tax purposes will not be subject to taxes on income and capital gains in the Netherlands. Instead, such individual is generally taxed at a flat rate of 31% on deemed income from “savings and investments” (“sparen en beleggen”), which deemed income is determined on the basis of the amount included in the individual’s “yield basis” (“rendementsgrondslag”) at the beginning of the calendar year (minus a tax-free threshold). For the 2021 tax year, the deemed income derived from savings and investments will amount to 1.90% of the individual’s yield basis up to and including €50,000, 4.50% of the individual’s yield basis exceeding €50,000 up to and including €950,000 and 5.69% of the individual’s yield basis in excess of €950,000. The tax-free threshold for 2021 is €50,000. The percentages to determine the deemed income will be reassessed every year.

Holders of the ADSs Resident in the Netherlands: Corporate Entities

A holder of the ADSs that is resident or deemed to be resident in the Netherlands for corporate income tax purposes, and that is:

●	a corporation;
●	another entity with a capital divided into shares;
●	a cooperative (association); or
●	another legal entity that has an enterprise or an interest in an enterprise to which the ADSs are attributable,

but which is not:

●	a qualifying pension fund;
●	a qualifying investment institution (fiscale beleggingsinstelling) or a qualifying exempt investment institution (vrijgestelde beleggingsinstelling); or
●	another entity exempt from corporate income tax,

will in general be subject to regular Dutch corporate income tax, generally levied at a rate of 25% (15% over profits up to and including €245,000) over income derived from the ADSs and the gains realized upon the acquisition, redemption and/or disposal of the ADSs, unless, and to the extent that, the participation exemption (deelnemingsvrijstelling) applies.

Holders of the ADSs Resident Outside the Netherlands: Individuals

A holder of the ADSs who is an individual, not resident or deemed to be resident in the Netherlands will not be subject to any Dutch taxes on income derived from the ADSs and the gains realized upon the acquisition, redemption and/or disposal of the ADSs (other than the Dutch dividend withholding tax described above), unless:

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

If either of the abovementioned conditions (a) or (b) applies, income or capital gains in respect of dividends distributed by the company or in respect of any gains realized upon the acquisition, redemption and/or disposal of the ADSs will in general be subject to Dutch income tax at the progressive rates up to 49.5%.

Holders of the ADSs Resident Outside the Netherlands: Legal and Other Entities

A holder of the ADSs, that is a legal entity, another entity with a capital divided into shares, an association, a foundation or a fund or trust, not resident or deemed to be resident in the Netherlands for corporate income tax purposes, will not be subject to any Dutch taxes on income derived from the ADSs and the gains realized upon the acquisition, redemption and/or disposal of the ADSs (other than the Dutch dividend withholding tax described above), unless:

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

If one of the abovementioned conditions applies, income derived from the ADSs and the gains realized upon the acquisition, redemption and/or disposal of the ADSs will, in general, be subject to Dutch regular corporate income tax, levied at a rate of 25% (15% over profits up to and including €245,000), unless, and to the extent that, with respect to a holder as described under (a), the participation exemption (deelnemingsvrijstelling) applies.

Gift, Estate and Inheritance Taxes

Holders of the ADSs Resident in the Netherlands

Gift tax may be due in the Netherlands with respect to an acquisition of the ADSs by way of a gift by a holder of the ADSs who is resident or deemed to be resident of the Netherlands at the time of the gift.

Inheritance tax may be due in the Netherlands with respect to an acquisition or deemed acquisition of the ADSs by way of an inheritance or bequest on the death of a holder of the ADSs who is resident or deemed to be resident of the Netherlands, or in case of a gift by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while that individual, at the time of the individual’s death, is resident or deemed to be resident in the Netherlands.

For purposes of Dutch gift and inheritance tax, an individual with the Dutch nationality will be deemed to be resident in the Netherlands if such individual has been resident in the Netherlands at any time during the ten years preceding the date of the gift or such individual’s death. For purposes of Dutch gift tax, an individual not holding the Dutch nationality will be deemed to be resident of the Netherlands if such individual has been resident in the Netherlands at any time during the twelve months preceding the date of the gift.

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

Certain Special Situations

For purposes of Dutch gift, estate and inheritance tax, (i) a gift by a Third Party will be construed as a gift by the Settlor, and (ii) upon the death of the Settlor, as a rule such Settlor’s Beneficiaries will be deemed to have inherited directly from the Settlor. Subsequently, such Beneficiaries will be deemed the settlor, grantor or similar originator of the Separated Private Assets for purposes of Dutch gift, estate and inheritance tax in case of subsequent gifts or inheritances.

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

Residency

A holder of the ADSs will not be treated as a resident, or a deemed resident, of the Netherlands for tax purposes by reason only of the acquisition, or the holding, of the ADSs or the performance by the company under the ADSs.

Material Belgian Tax Consequences

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

For the purposes of this summary, a resident investor is:

●	an individual subject to Belgian personal income tax, i.e. (i) an individual having its domicile in Belgium, (ii) when not having its domicile in Belgium, an individual having its seat of wealth in Belgium, or (iii) an individual assimilated to a resident for purposes of Belgian tax law;
●	a company (as defined by Belgian tax law) subject to Belgian corporate income tax, i.e. a corporate entity having its principal establishment, administrative seat or effective place of management in Belgium (and that is not excluded from the scope of the Belgian corporate income tax). A company having its registered seat in Belgium shall be presumed, unless the contrary is proved, to have its principal establishment, administrative seat or effective place of management in Belgium; or
●	a legal entity subject to the Belgian tax on legal entities, i.e. a legal entity other than a company subject to Belgian corporate income tax having its principal establishment, administrative seat or effective place of management in Belgium.

A non-resident investor is any individual, company or legal entity that does not fall in any of the three previous classes.

Dividends

For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to the ADSs is generally treated as a dividend distribution. By way of exception, the repayment of capital carried out in accordance with applicable Dutch company law provisions not treated as a dividend distribution to the extent that such repayment is imputed to fiscal capital. This fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up share premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates. However, a repayment of capital is not fully imputed to fiscal capital if the company also has certain reserves. Indeed, in such case, a reimbursement of capital is proratedly imputed on, on the one hand, fiscal capital and, on the other hand, taxed reserves (whether or not incorporated in capital) and tax-exempt reserves incorporated in capital (according to a specific priority rule). The part imputed on the reserves is treated as a dividend distribution subject to applicable tax rules.

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

Belgian Resident Individuals

For Belgian resident individuals who acquire and hold ADSs as a private investment, the Belgian dividend withholding tax fully discharges their personal income tax liability. They may nevertheless need to report the dividends in their personal income tax return if no intermediary established in Belgium was in any way involved in the processing of the payment of the non-Belgian sourced dividends. Moreover, even if an intermediary established in Belgium was involved, they can opt to report the income in their personal income tax return. If (and only if) the dividends are reported, they will normally be eligible for a tax exemption with respect to ordinary dividends in an amount of up to €800 (for income year 2021) per year and per taxpayer (Article 21, first subsection, 14°, of the Belgian Income Tax Code ("ITC")). For the avoidance of doubt, all reported dividends (not only dividends distributed on our ADSs) are taken into account to assess whether the said maximum amount is reached.

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

For Belgian resident companies, the gross dividend income (after deduction of any non-Belgian withholding tax but including any Belgian withholding tax) must be declared in the corporate income tax return and will be subject to a corporate income tax rate of 25%, except that a reduced corporate income tax rate of 20% applies to small companies and medium sized enterprises (as defined by Article 1:24, §1 to §6 of the Belgian Code on Companies and Associations) on the first €100,000 of taxable profits (subject to certain conditions).

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

Belgian resident Organizations for Financing Pensions

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

Other Belgian resident Taxable Legal Entities

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

Non-resident companies that have invested the ADSs in a Belgian establishment can deduct up to 100% of the gross dividends included in their taxable profits if, at the date dividends are paid or attributed, the Conditions for the application of the Dividend Received Deduction regime are satisfied. Application of the Dividend Received Deduction regime depends, however, on a factual analysis to be made upon each distribution and its availability should be verified upon each distribution.

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

If one of the above conditions is not met, the capital gains realized upon the disposal of our ADSs by a Belgian resident company are taxable at the ordinary corporate income tax rate of, currently, 25%, unless the reduced corporate income tax rate of 20% on the first €100,000 of taxable profits applies (see above).

Capital losses on our ADSs incurred by resident companies are as a general rule not tax deductible.

Our ADSs held in the trading portfolios (portefeuille commercial/handelsportefeuille) of qualifying credit institutions, investment enterprises and management companies of collective investment undertakings which are subject to the Royal Decree of 23 September 1992 on the annual accounts of credit institutions, investment firms and management companies of collective investment undertakings (comptes annuels des etablissements de credit, des entreprises d’investissement et des societes de gestion d’organismes de placement collectif/jaarrekening van de kredietinstellingen, de beleggingsondernemingen en de beheervennootschappen van instellingen voor collectieve belegging) are subject to a different regime. The capital gains on such shares are taxable at the ordinary corporate income tax rate of 25%. Capital losses on such shares are tax deductible. Internal transfers to and from the trading portfolio are assimilated to a realization.

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

Belgian resident Organizations for Financing Pensions

OFPs are, in principle, not subject to Belgian capital gains taxation realized upon the disposal of the ADSs, and capital losses are not tax deductible.

Capital gains realized by Belgian OFPs upon the redemption of ADSs or upon our liquidation will in principle be taxed as dividends.

Other Belgian Taxable Legal Entities

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

Annual Tax on Securities Accounts

A Law of 17 February 2021 introduced a new Belgian Annual Tax on Securities Accounts, which entered into effect on 26 February 2021. The Annual Tax on Securities Accounts is a subscription tax, levied on securities accounts and not on the holders thereof. A securities account is defined as an account on which financial instruments can be credited and debited.

The tax applies to securities accounts held both in Belgium and abroad when the account holder is a Belgian resident or when the account forms part of the assets of a Belgian establishment of a non-Belgian resident. The tax applies to natural persons residing in Belgium, as well as to companies and legal entities (subject to the tax for legal entities) that are established in Belgium.

The tax is also applicable to securities accounts held by non-Belgian residents (both natural persons and legal persons) if the securities account is held in Belgium. If the applicable double tax treaty however allocates the right to tax capital to the jurisdiction of residence, Belgium would be prevented from applying the Annual Tax on Securities Accounts to the Belgian securities accounts held by non-Belgian residents. As described above, the tax applies whether or not the account is held in Belgium if the account forms part of the assets of a Belgian establishment of a non-Belgian resident.

The Annual Tax on Securities Accounts is applicable to securities accounts of which the average value of the assets amounts to more than €1,000,000 during the reference period. In principle, this reference period starts on 1 October and ends on 30 September of the following year, except for the first reference period which starts on 26 February 2021 and ends on 30 September 2021. The aforementioned threshold is assessed on the average value of the assets in the securities account at reference points within the reference period (in principle 31 December, 31 March, 30 June and 30 September). The threshold is assessed per securities account and not per account holder.

The applicable tax rate is 0.15%, which is levied on the average value of the assets held in the securities account that exceeds the €1,000,000 threshold. It is however limited to 10% of the difference between the average value and the threshold of €1,000,000, in order to avoid that the Annual Tax on Securities Accounts would result in reducing the value of the securities account below the €1,000,000 threshold.

The Annual Tax is in principle withheld, reported and paid by the Belgian intermediary. If the intermediary is established outside of Belgium, the tax must in principle be reported and paid by the account holder, unless the account holder can demonstrate that the tax has already been reported and paid by an intermediary. Intermediaries established outside of Belgium can, subject to certain conditions and formalities, appoint a Belgian Annual Tax on Securities Accounts Representative, which will be liable for reporting and paying the Annual Tax on Securities Accounts in respect of securities accounts in scope of the Annual Tax that are held through such intermediaries. If the Annual Tax on Securities Accounts Representative would have paid the Annual

Tax on Securities Accounts due, the account holder will, as per the above, no longer be the debtor of the Annual Tax on Securities Accounts.

The Annual Tax on Securities Accounts is however not applicable to securities accounts held by certain categories of account holders active in the financial or fund sector, as listed in the relevant legislation. These exemptions do however not apply if a non-qualifying third party has a direct or indirect claim on the value of the securities account.

The relevant legislation provides for both a general anti-abuse provision, as well as specific anti-abuse provisions targeting (i) the splitting of a securities account in multiple securities accounts held at the same intermediary and (ii) the conversion of taxable financial instruments, included in a securities account, into registered financial instruments. These anti-abuse provisions apply to transactions effected as from 30 October 2020.

Prospective investors are strongly advised to seek their own professional advice in relation to the possible impact of the new Annual Tax on Securities Accounts on their own personal tax position.

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

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The financial risks are management centrally. The Company coordinates the access to national and international financial markets and considers and manages continuously the financial risks concerning the Company’s activities. These relate to the financial markets risk, credit risk, liquidyt risk and currency risk. there are no other important risks, such as interest rate risk on borrowings, as the Company has no financial debt. We do not buy or trade financial instruments for speculative purposes. For additional information on general risk factors, please see the section of this annual report titles “Item 3.D. – Risk Factors.”

Capital risk

The Company manages its capital to ensure that it will be able to continue as a going concern. The capital structure of the Company consists of equity attributed to the holders of equity instruments of the Company, such as capital, reserves and accumulated losses as mentioned in the consolidated statements of changes in equity. The Company makes the necessary adjustments in the light of changes in the economic circumstances, risks associated to the different assets and the projected cash needs of the current and projected research activities. On December 31, 2020, cash and cash equivalents amounted to €991.6 million and total capital amounted to €2,062.9 million. The current cash situation and the anticipated cash generation are the most important parameters in assessing the capital structure. The Company’s objective is to maintain the capital structure at a level to be able to finance its activities for at least twelve months. Cash income from existing and new partnerships is taken into account and, if needed and possible, the Company can issue new shares or enter into financing agreements.

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

The Company has a limited number of license and collaboration partners and therefore has a significant concentration of credit risk. However, it has policies in place to ensure that credit exposure is kept to a minimum and significant concentrations of credit exposure are only granted for short periods of time to high credit quality collaboration partners.

The Companies applied the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all receivables. To measure the expected credit losses, receivables have been grouped based on credit risk characteristics and the days past due. The provision for expected credit losses was not significant given that there have been no credit losses over the last three years and the high quality nature of our customers.

Cash and cash equivalents and current financial assets are invested with several highly reputable banks and financial institutions. The Company holds its cash and cash equivalents mainly with different banks which are independently rated with a minimum rating of ‘A-’. The Company also holds short term investment funds in the form of money market funds with a recommended investment horizon of 6 months or shorter but with a low historical volatility. These money market funds are highly liquid investments, can be readily convertible into a known amount of cash. Since they are a basket of funds there is no individual credit risk involved. The average credit rating of the underlying instruments for the investment funds is BBB or higher.

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

Interest rate risk

The only variable interest-bearing financial instruments are cash and cash equivalents and current financial investments. Changes in interest rates may cause variations in tnerest income and expense resulting from short-term interest-bearing assts. Management does not expect the short-term interest rates to decrease significantly in the immediate foreseeable future, which limits the interest exposure on our cash and cash equivalents and current financial investments.

For the year ended December 31, 2020, if applicable interest rates would increase/decrease by 25 basis points, this would have a positive/negative impact of €1.5 million (compared to €2.0 million for the year ended December 31, 2019 and €0.3 million for the year ended December 31, 2018).

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

The net exposure to exchange differences of the monetary assets (being cash, cash equivalents and current financial assets) of the Company at the end of the reporting period are as follows:

	At December 31,
(in thousands of €)	2020	2019	2018
USD	1,053,803	821,916	312,831
JPY	215	488	—
GBP	39	4	2
CHF	94	1	4

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

ITEM 15.     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2020. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Based upon our evaluation, as of December 31, 2020, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), are (i) effective at the level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective at the level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2020 was effective.

The effectiveness of internal control over financial reporting as of December 31, 2020 has been audited by Deloitte Accountants B.V., our independent registered public accounting firm. Their audit report, including their opinion on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this annual report.

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

ITEM 16B.  CODE OF ETHICS

We adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees and directors. The Code of Conduct is available on our website at www.argenx.com. The audit and compliance committee of our board of directors is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct for employees and directors. We expect that any amendments to the Code of Conduct, and any waivers of its requirements, will be disclosed on our website.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Accountants B.V. has served as our independent registered public accounting firm for 2020 and 2019. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
Fees	2020	2019

	in thousands of €
Audit Fees	€808	€730
Audit‑Related Fees	165	159
All Other Fees	—	—
Total	€973	€889

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountants provide, such as consents and assistance with and review of documents filed with the SEC.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. In 2020 and 2019, “Audit-Related Fees” also include fees billed for assurance and audit-related services regarding our public offerings on Nasdaq.

“All Other Fees” are any additional amounts billed for products and services provided by the principal accountant. No other fees were billed by Deloitte Accountants B.V. for the fiscal years ended December 31, 2020 and 2019.

Audit and Compliance Committee’s Pre-Approval Policies and Procedures

The audit and compliance committee has responsibility for, among other things, appointing, setting compensation of and overseeing the work of our independent registered public accounting firm, or external auditor. In recognition of these responsibilities, the audit and compliance committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by our external auditor to ensure that the provision of such services does not impair the external auditor’s independence from us and our management. Unless a type of service to be provided by our external auditor has received general pre-approval from the audit and compliance committee, it requires specific pre-approval by the audit and compliance committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre-approval by the audit and compliance committee.

Pursuant to its pre-approval policy, the audit and compliance committee may delegate its authority to pre-approve services to the chairperson of the Audit and Compliance Committee. The decisions of the chairperson to grant pre-approvals must be presented to the full audit committee at its next scheduled meeting. The audit and compliance committee may not delegate its responsibilities to pre-approve services to the management.

The audit and compliance committee has considered the non-audit services provided by Deloitte Accountants B.V. as described above and believes that they are compatible with maintaining Deloitte Accountants B.V.’s independence as our external auditor. In accordance with Regulation S-X, Rule 2-01, paragraph (c)(7)(i), no fees for services were approved pursuant to any waivers of the pre-approval requirement.

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

The following is a summary of the significant ways in which our corporate governance practices differ from those required by the Nasdaq Listing Rules with which we are not required to comply:

●	Quorum at Shareholder Meetings. In accordance with Dutch law and generally accepted business practices in the Netherlands, our Articles of Association do not provide quorum requirements generally applicable to general meetings of shareholders. To that extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.
●	Compensation and Nomination Committees. We have opted out of Nasdaq Listing Rules 5605(d)(2) and 5605(e)(1), which require separate nomination and compensation committees; however, for practical purposes, our remuneration and nomination committee performs similar tasks pursuant to Dutch law. We have also opted out of the requirements of Nasdaq Listing Rule 5605(d), which requires an issuer to have a compensation committee that consists entirely of independent directors, and Nasdaq Listing Rule 5605(e), which requires an issuer to have independent director oversight of director nominations. Although we have chosen not to comply with Nasdaq Listing Rule 5605(d) regarding the independence of our compensation committee, all of the current members of our remuneration and nomination committee meet the heightened independence requirements under these rules.
●	Executive Sessions. Nasdaq Listing Rule 5605(b)(2) requires companies to have regularly scheduled meetings at which only independent directors of the company are present. There is no corresponding requirement under Dutch law. Our corporate governance charter requires our non-executive directors to meet without the presence of any executive directors; however, these meetings do not exclude our other non-independent directors and, therefore, we do not believe that we satisfy the requirements of Rule 5605(b)(2).
●	Solicitation of Proxies. Although we must provide shareholders with an agenda and other relevant documents for the General Meeting, Dutch law does not have a regulatory regime for the solicitation of proxies, and the solicitation of proxies is not a generally accepted business practice in the Netherlands. Thus, our practice will vary from the requirement of Nasdaq Listing Rule 5620(b).
●	Shareholder Approval. We have opted out of certain Dutch shareholder approval requirements for the issuance of securities in connection with certain events, such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, changes of control and certain private placements. To that extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

Not applicable.

ITEM 18.     FINANCIAL STATEMENTS

See pages F-1 through F-47 of this annual report.

ITEM 19.     EXHIBITS

The Exhibits listed in the Exhibit Index at the end of this annual report are filed as Exhibits to this annual report.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date (mm/dd/yyyy)

1.1	Articles of Association (English translation), as amended	Form F-1/A	333-217417	3.1	05/04/2017

1.2	Rules for the Board of Directors	Form F-1	333-217417	3.2	04/21/2017

2.1	Form of Deposit Agreement	Form F-1/A	333-217417	4.1	05/16/2017

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)

2.3#	Description of Share Capital

4.1	Leases dated April 1, 2016 between argenx BVBA and Bio-Incubator Gent 2 NV	Form F-1	333-217417	10.1	04/21/2017

4.2**	Patent License Agreement, dated February 15, 2012, between the registrant and The Board of Regents of the University of Texas System, as amended	Form F-1	333-217417	10.2	04/21/2017

4.3†	Form of Indemnification Agreement between the registrant and each of its executive officers and directors	Form F-1	333-217417	10.3	04/21/2017

4.4†	argenx option plan and form of option agreement and notice of option grant thereunder	Form F-1	333-221984	10.4	12/11/2017

4.5**	Collaboration License Agreement, dated December 2, 2018, between the registrant, argenx BVBA and Cilag GmbH International	Form 20-F	001-38097	4.5	03/26/2019

4.6	Investment Agreement, dated December 2, 2018, between the registrant and Johnson & Johnson Innovation – JJDC, Inc.	Form 20-F	001-38097	4.6	03/26/2019

4.7# **	Collaboration and License Agreement, dated January 6, 2021, between the registrant and Zai Auto Immune (Hong Kong) Limited

8.1#	List of subsidiaries of the registrant

12.1#	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2#	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1#	Consent of Deloitte Accountants B.V.

101.INS#	XBRL Instance Document

101.SCH#	XBRL Taxonomy Extension Schema Document

101.CAL#	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF#	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB#	XBRL Taxonomy Extension Label Linkbase Document

101.PRE#	XBRL Taxonomy Extension Presentation Linkbase Document

#	Filed herewith.

*	Furnished herewith.

†	Indicates a management contract or any compensatory plan, contract or arrangement.

**	Confidential treatment status has been granted as to certain portions thereto, which portions are omitted and filed separately with the U.S. Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 30, 2021

ARGENX SE

By:	/s/ Tim Van Hauwermeiren
	Name:	Tim Van Hauwermeiren
	Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of argenx SE

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of argenx SE and subsidiaries (the "Company") as of December 31, 2020, 2019 and 2018, the related consolidated statements of profit and loss and other comprehensive income, cash flows, and changes in equity, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2021, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Trade and Other Payables – research and development cost accruals — Refer to Note 15 to the financial statements

Critical Audit Matter Description

The Company recognizes costs of EUR 52.6 million, as specified in Note 15 to the financial statements, incurred for clinical trial activities as research and development expenses based on evaluation of its vendors’ progress toward completion of specific tasks. Vendors’ progress during 2020 may be impacted by the effects of the Covid-19 pandemic when compared to original planning. Payment timing may differ significantly from the period in which the costs are recognized as expense, resulting in research and development cost accruals recognized within Trade and Other Payables in the Statement of Financial Position.

Quantification of the research progress and the translation of the progress to the research and development cost accruals requires judgment, because the progress is not directly observable. In estimating the vendors’ progress toward completion of specific tasks, the Company therefore uses data such as patient enrollment, clinical site activations and vendor information of actual costs incurred. This data is obtained through reports from or discussions with Company personnel and outside service providers as to the progress or state of completion of trials, or the completion of services. Costs are expensed over the service period the services are provided. Costs for services provided that have not yet been paid are recognized as accruals. Research and development cost accruals also directly impact the revenue recognized from collaboration agreements, given the Company records revenue based on the percentage of completion method, whereby research and development cost accruals are used as key input value.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the research and development cost accruals included the following, among others:

●	We tested controls over the appropriateness of the recording of the research and development accruals reflecting the progress of the clinical trials, including the monthly review meetings between the finance department and clinical research personnel.
●	We read selected research and collaboration agreements, as well as amendments thereto, to evaluate whether the progress of the clinical trials reflects all relevant contractual elements.
●	We considered publicly available information (such as press releases and investor presentations) and board of directors’ materials regarding the status of clinical trial activities and compared this information to the judgements applied in recording the accruals and prepaid expenses.
●	For a selection of contracts, we compared the amount of accruals at the end of the prior period to current year activity and evaluated the accuracy of the Company’s estimation methodology.
●	We performed confirmation procedures related to the progress of the projects for significant vendors to test the research and development cost input calculations.
●	We made selections of specific amounts recognized as research and development expense as well as those recognized as accrued expenses and performed the following procedures:
o	Evaluated management’s estimate of the vendor’s progress based on inquiries with Company clinical operations personnel, specifically taking into account potential impact on the vendor’s progress as a result of the Covid-19 pandemic.
o	Reconciled the related statement of work, purchase order, or other supporting documentation to management’s estimate (such as communications between the Company and vendors).

Compared to prior year we have not included the critical audit matter related to Revenue and Deferred Revenue, as this critical audit matter adressed the initial accounting treatment of the Cilag GmbH International collaboration and license agreement.

/s/ Deloitte Accountants B.V.

Rotterdam, the Netherlands

March 30, 2021

We have served as the Company’s auditor since 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of argenx SE

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of argenx SE and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020 of the Company and our report dated March 30, 2021, expressed an unqualified opinion on those financial statements.

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

/s/ Deloitte Accountants B.V.

Rotterdam, the Netherlands

March 30, 2021

ARGENX SE

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
		December 31,
(in thousands of €)	Note	2020	2019	2018
ASSETS
Current assets
Cash and cash equivalents	12	€991,609	€331,282	€281,040
Restricted cash — current		—	—	1,692
Research and development incentive receivables — current		377	261	301
Financial assets — current	11	635,359	1,004,539	283,529
Prepaid expenses		22,747	9,022	2,995
Inventories	9	20,532	—	—
Trade and other receivables	10	5,687	28,115	2,886
Total current assets		1,676,311	1,373,219	572,443

Non‑current assets
Other non-current assets	7	6,383	3,226	252
Research and development incentive receivables — non-current		16,840	8,566	4,883
Deferred tax asset	8	12,255	—	—
Property, plant and equipment	6	9,494	8,167	824
Intangible assets	5	136,410	40,161	56
Total non‑current assets		181,382	60,120	6,015

TOTAL ASSETS		€1,857,693	€1,433,339	€578,458

The accompanying notes form an integral part of these consolidated financial statements.

		As of
		December 31,
(in thousands of €)	Note	2020	2019	2018
EQUITY AND LIABILITIES
Equity	13
Equity attributable to owners of the parent
Share capital		€4,757	€4,276	€3,597
Share premium		2,058,123	1,308,539	673,454
Accumulated losses		(861,491)	(332,568)	(169,603)
Other reserves		162,984	70,499	30,947
Total equity		€1,364,373	€1,050,746	€538,395

Deferred tax liabilities		1,212	—	—

Non-current liabilities
Provisions for employee benefits		128	64	7
Lease liabilities — non-current		5,035	4,540	—
Deferred revenue — non-current	16	219,248	218,032	—
Total non-current liabilities		224,411	222,636	7

Current liabilities
Lease liabilities — current		2,833	1,974	—
Trade and other payables	15	224,262	85,301	37,072
Tax liabilities		2,850	344	823
Deferred revenue — current	16	37,754	72,338	2,161
Total current liabilities		267,699	159,957	40,056

Total liabilities		€492,110	€382,593	€40,063

TOTAL EQUITY AND LIABILITIES		€1,857,695	€1,433,339	€578,458

The accompanying notes form an integral part of these consolidated financial statements.

ARGENX SE

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS AND OTHER COMPREHENSIVE INCOME

		Year Ended
		December 31,
(in thousands of € except for shares and EPS)	Note	2020	2019	2018
Revenue	16	€36,425	€69,783	€21,482
Other operating income	17	18,109	12,801	7,749
Total operating income		54,534	82,584	29,231

Research and development expenses	19	(325,479)	(197,665)	(83,609)
Selling, general and administrative expenses	20	(149,367)	(64,569)	(27,471)
Total operating expenses		(474,846)	(262,234)	(111,080)

Change in fair value on non-current financial assets	7	2,544	1,096	—

Operating loss		€(417,769)	€(178,554)	€(81,849)

Financial income/(expense)	23	(1,414)	14,275	3,694
Exchange gains/(losses)	23	(106,956)	6,066	12,308

Loss before taxes		€(526,139)	€(158,213)	€(65,847)

Income tax expense	24	€(2,784)	€(4,752)	€(794)

Loss for the year and total comprehensive loss		€(528,923)	€(162,965)	€(66,641)

Loss for the year and total comprehensive loss attributable to:
Owners of the parent		€(528,923)	€(162,965)	€(66,641)
Weighted average number of shares outstanding		45,410,442	38,619,121	33,419,356
Basic and diluted loss per share (in €)	25	(11.65)	(4.22)	(1.99)

The accompanying notes form an integral part of these consolidated financial statements.

ARGENX SE

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended
		December 31,
(in thousands of €)	Note	2020	2019	2018
CASH FLOWS (USED IN) / FROM OPERATING ACTIVITIES
Operating result		€(417,769)	€(178,554)	€(81,849)
Adjustments for non-cash items
Amortization of intangible assets	5	215	38	19
Depreciation of property, plant and equipment	6	3,214	2,128	474
Provisions for employee benefits		65	57	(18)
Expense recognized in respect of share-based payments	14	84,479	39,552	19,183
Fair value gains on non-current financial assets at fair value through profit or loss	7	(2,544)	(1,096)	—
		€(332,340)	€(137,875)	€(62,191)
Movements in current assets/liabilities
(Increase)/decrease in trade and other receivables	10	19,767	(22,965)	(44)
(Increase)/decrease in inventories	9	(20,532)	—	—
(Increase)/decrease in other current assets		(13,840)	(5,170)	(800)
Increase/(decrease) in trade and other payables	15	45,652	47,995	21,784
Increase/(decrease) in deferred revenue – current	16	(34,585)	62,106	(8,868)
Movements in non-current assets/liabilities
(Increase)/decrease in other non‑current assets		(8,888)	(5,560)	(1,720)
(Increase)/decrease in deferred revenue – non-current	16	1,216	200,533	(1,435)

Cash flows (used in)/from operating activities		(343,550)	139,064	(53,274)

Interest paid		(349)	(124)	—
Income taxes paid		(2,450)	(4,356)	(565)

NET CASH FLOWS (USED IN) / FROM OPERATING ACTIVITIES		€(346,349)	€134,584	€(53,839)

Purchase of intangible assets	5	(3,503)	(40,143)	(62)
Purchase of property, plant and equipment	6	(949)	(1,604)	(622)
(Increase)/decrease in financial assets – current	11	307,641	(708,060)	(108,229)
Interest received		7,061	5,469	1,371

NET CASH FLOWS (USED IN) / FROM INVESTING ACTIVITIES		€310,250	€(744,338)	€(107,542)

Principal elements of lease payments	22	(2,230)	(1,353)	—
Proceeds from issue of new shares, gross amount	13	731,546	678,936	255,721
Issue costs paid	13	(551)	(22,999)	(14,655)
Exchange gain from currency conversion on proceeds from issue of new shares		62	—	1,354
Proceeds from exercise of stock options	13	19,070	4,775	2,251

NET CASH FLOWS (USED IN) / FROM FINANCING ACTIVITIES		€747,897	€659,359	€244,671

NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS		€711,798	€49,605	€83,290

Cash and cash equivalents at the beginning of the period		€331,282	€281,040	€190,867
Exchange gains/(losses) on cash & cash equivalents		€(51,471)	€637	€6,883
Cash and cash equivalents at the end of the period		€991,609	€331,282	€281,040

The accompanying notes form an integral part of these consolidated financial statements.

ARGENX SE

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the parent
					Total
					equity
					attributable
					to owners
	Share	Share	Accumulated	Other	of the	Total
(in thousands of €)	capital	premium	losses	reserves	parent	equity
Balance at January 1, 2018	€3,216	€430,518	€(102,962)	€11,764	€342,536	€342,536

Total comprehensive loss of the period			(66,641)		(66,641)	(66,641)
Share-based payment				19,183	19,183	19,183
Issue of share capital	347	255,374			255,721	255,721
Transaction costs for equity issue		(14,655)			(14,655)	(14,655)
Exercise of stock options	34	2,217			2,251	2,251
Balance year ended December 31, 2018	€3,597	€673,454	€(169,603)	€30,947	€538,395	€538,395

Total comprehensive loss of the period			(162,965)		(162,965)	(162,965)
Share-based payment				39,552	39,552	39,552
Issue of share capital	637	678,299			678,936	678,936
Transaction costs for equity issue		(22,999)			(22,999)	(22,999)
Accounting treatment of the share subscription agreement		(24,948)			(24,948)	(24,948)
Exercise of stock options	42	4,733			4,775	4,775
Balance year ended December 31, 2019	€4,276	€1,308,539	€(332,568)	€70,499	€1,050,746	€1,050,746

Total comprehensive loss of the period			(528,923)		(528,923)	(528,923)
Income tax benefit from excess tax deductions related to share-based payments				8,006	8,006	8,006
Share-based payment				84,479	84,479	84,479
Issue of new shares	421	731,125			731,546	731,546
Transaction costs for equity issue		(551)			(551)	(551)
Exercise of stock options	60	19,010			19,070	19,070
Balance year ended December 31, 2020	€4,757	€2,058,123	€(861,491)	€162,984	€1,364,373	€1,364,373

Please refer to note 13 for more information on the share capital and movement in number of shares. See also note 14 for more information on the share-based payments.

The accompanying notes form an integral part of these consolidated financial statements.

ARGENX SE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.General information about the company

argenx SE is a Dutch European public company with limited liability incorporated under the laws of the Netherlands. The company (COC 24435214) has its official seat in Rotterdam, the Netherlands, and its registered office is at Willemstraat 5, 4811 AH, Breda, the Netherlands. An overview of the company and its subsidiaries (the Company) are described in note 31.

argenx SE is a publicly traded company with ordinary shares listed on Euronext Brussels under the symbol “ARGX” since July 2014 and with American Depositary Shares listed on Nasdaq under the symbol “ARGX” since May 2017.

2.Impacts of COVID-19 on our business

The current unprecedented challenges as a result of the COVID-19 outbreak have impacted how we operate. We have been taking, and continue to take, the necessary steps in terms of safety, risk mitigation, and financial measures to best manage through these challenging times. We have currently experienced limited impact on our financial performance and financial position, although we continue to face additional risks and challenges associated with the impact of the outbreak.

3.Significant accounting policies

The significant Company’s accounting policies are summarized below.

3.1         Statement of compliance and basis of preparation

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

The consolidated financial statements have been approved for issue by the Company’s Board of Directors (the Board) on March 30, 2021.

3.2       Adoption of new and revised standards

New standards and interpretations applicable for the annual period beginning on January 1, 2020

New standards and interpretations for the annual period beginning on January 1, 2020 did not have any material impact on our consolidated financial statements.

New standards and interpretations issued, but not yet applicable for the annual period beginning on January 1, 2020

We have not early adopted any other standard, interpretation, or amendment that has been issued but is not yet effective;

The following new standards and amendments to standards have been issued, but are not mandatory for the first time for the financial year beginning January 1, 2020 and have been endorsed by the European Union.

Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognised in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognised in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture.

These amendments are not expected to have any material impact on our consolidated financial statements.

Amendments to IFRS 3 – Reference to the Conceptual Framework

The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also add to IFRS 3 a requirement that, for obligations within the scope of IAS 37, an acquirer applies IAS 37 to determine whether at the acquisition date a present obligation exists as a result of past events. For a levy that would be within the scope of IFRIC 21 Levies, the acquirer applies IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. Finally, the amendments add an explicit statement that an acquirer does not recognise contingent assets acquired in a business combination.

These amendments are not expected to have any material impact on our consolidated financial statements.

Amendments to IAS 16 – Property, Plant and Equipment—Proceeds before Intended Use

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e. proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognises such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 Inventories. The amendments also clarify the meaning of ‘testing whether an asset is functioning properly’. IAS 16 now specifies this as assessing whether the technical and physical performance of the asset is such that it is capable of being used in the production or supply of goods or services, for rental to others, or for administrative purposes. If not presented separately in the statement of comprehensive income, the financial statements shall disclose the amounts of proceeds and cost included in profit or loss that relate to items produced that are not an output of the entity’s ordinary activities, and which line item(s) in the statement of comprehensive income include(s) such proceeds and cost. The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments. The entity shall recognise the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the beginning of that earliest period presented.

These amendments are not expected to have any material impact on our consolidated financial statements.

Amendments to IAS 37 – Onerous Contracts—Cost of Fulfilling a Contract

The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract (examples would be direct labour or materials) and an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract). The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. Comparatives are not restated. Instead, the entity shall recognise the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application.

These amendments are not expected to have any material impact on our consolidated financial statements.

3.3         Basis of consolidation

The consolidated financial statements include the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved when the Company;

●	has power over the investee;
●	is exposed, or has rights, to variable returns from its involvement with the investee; and
●	has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

The results of the subsidiaries are included in the consolidated statements of profit and loss and other comprehensive income from the effective date of acquisition up to the date when control ceases to exist. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All inter-company transactions and unrealized gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

3.4         Foreign currency transactions

3.4.1 Functional and presentation currency

Items included in the consolidated financial statements of each of our entities are valued using the currency of their economic environment in which the entity operates. The consolidated financial statements are presented in euro (€), which is the Company’s presentation currency.

3.4.2 Transactions and balances

Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate ruling at the reporting date. Foreign exchange differences arising on translation are recognized in the consolidated statements of profit and loss and other comprehensive income. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction.

3.4.3 Financial statements of foreign entities

For foreign entities using a different functional currency than euro:

●	assets and liabilities for each consolidated statements of financial position presented are translated at the closing rate at the date of that statement of financial position.
●	income and expenses for each statement presenting profit or loss and other comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).
●	all resulting exchange differences are recognised in other comprehensive income.

3.5         Intangible assets

3.5.1 Internally generated intangible assets

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

●	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
●	the intention to complete the intangible asset and use or sell it;
●	the ability to use or sell the intangible asset;
●	how the intangible asset will generate probable future economic benefits;
●	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
●	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditures are recognized in the consolidated statements of profit and loss and other comprehensive income in the period in which they are incurred.

Due to uncertainties inherent to the development and registration with the relevant healthcare authorities of its products, the Company estimates that the conditions for capitalization are not met until the regulatory procedures required by such healthcare authorities have been finalized. The Company currently does not own products that have been approved by the relevant healthcare authorities and this has resulted in all development costs being recognized as an expense in the period in which they are incurred.

3.5.2 Acquired In-Process R&D, Software and Databases and Other intangible assets

Intangible assets with finite useful lives that are acquired separately related to in-process research and development projects, software and databases and other intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses.

Payments for acquired in-process research and development projects obtained through in-licensing arrangements are capitalized as intangible assets provided that they are separately identifiable, controlled by the Company and expected to provide future economic benefits. As the probability criterion in IAS 38 is always considered to be satisfied for separately acquired research and development assets and the amount of the payments is determinable, upfront and milestone payments to third parties for pharmaceutical products or compounds for which regulatory marketing approval has not yet been obtained are recognized as intangible assets.

Other intangible assets includes the Priority Review Voucher (“PRV”) acquired in 2020 which the Company can use to obtain the priority review by the FDA for one of its future regulatory submissions or may sell or transfer to a third party. The PRV is measured at cost and reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable. At the time the Company commits using the PRV to accelerate the review of a drug application, the intangible asset will be amortized and derecognized upon filing of the related Biologic License Application.

3.5.3 Amortization of intangible assets

Intangible assets, which comprises of acquired in-process research and development, software and databases and other intangible assets, are amortized on a straight-line basis over the estimated useful life as from the time they are available for use, or when the underlying drug candidate is approved, generally on the following basis:

●	Acquired In-Process R&D – the longer of the patent protection life and the useful life of the combined product
●	Software and Databases – 3 – 5 years

The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

3.5.4 Derecognition of intangible assets

An intangible asset is derecognized either on disposal or when no future economic benefits are expected from its use. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds, if any, and the carrying amount of the asset, are recognized in the consolidated statements of profit and loss and other comprehensive income when the asset is derecognized.

3.6         Property, plant and equipment

Items of property, plant and equipment held for use in the production or supply of goods or services, or for administrative purposes, are stated in the statement of financial position at their cost, less accumulated depreciation and impairment losses.

Depreciation is recognized as from acquisition date onwards (unless asset is not ready for use) so as to write off the cost or valuation of assets (other than freehold land and properties under construction) less their residual values over their useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Unless revised due to specific changes in the estimated useful life, annual depreciation rates are as follows:

●	Office and lab equipment: 3–5 years
●	IT equipment: 3 years

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds, if any, and the carrying amount of the asset and is recognized in the consolidated statements of profit or loss and other comprehensive income.

3.7	Inventories

Inventories are carried at cost or net realisable value, whichever is lowest. Cost is determined using the first-in, first-out method. Cost comprises of costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

If the expected sales price less completion costs to execute sales (net realizable value) is lower than the carrying amount, a write-down is recognised for the amount by which the carrying amount exceeds its net realisable value.

Included in inventory are products which could, besides commercial activities, be used in preclinical and clinical programs as well as in non-reimbursed Early Access Programs. These products are charged to research & development expenses or selling, general and administrative expenses, respectively, when dedicated to this channel.

We capitalize inventory costs associated with products prior to the regulatory approval of these products, or for inventory produced in new production facilities, when it is highly probable that the pre-approval inventories will be saleable. The determination to capitalize is based on the particular facts and circumstances relating to the expected regulatory approval of the product or production facility being considered. The assessment of whether or not the product is considered highly probable to be saleable is made on a quarterly basis and includes, but is not limited to, how far a particular product or facility has progressed along the approval process, any known safety or efficacy concern, potential labelling restrictions and other impediments.

Previously capitalized costs related to pre-launch inventories could be required to be written down upon a change in such judgement or due to a denial or delay of approval by regulatory bodies, a delay in commercialization or other potential factors, which will be recorded to research and development expenses.

3.8	Leases

As of January 1, 2019, the Company has changed its accounting policy for leases where the Company is the lessee.

3.8.1 Accounting policy until December 31, 2018

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

Leases in which a significant portion of the risks and rewards of ownership were not transferred to the Company as lessee were classified as operating leases. Operating lease payments were recognized as an expense on a straight-line basis over the lease term, except where another systematic basis was more representative of the time pattern in which economic benefits from the leased asset are consumed.

The Company has adopated IFRS 16 on January 1, 2019. The Company elected to apply the modified retrospective approach for the transition, which foresees that prior period figures remain as reported under the previous standard IAS 17, and the cumulative effect of applying IFRS 16 is recognized as an adjustment to the opening balance of equity as of the date of initial application (i.e., the beginning of the year 2019). On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under IAS 17. These liabilities were measured at the present value of the remaining lease payments and discounted using the Company’s incremental borrowing rate as of January 1, 2019. The Company’s weighted average incremental borrowing rate applied to these lease liabilities on January 1, 2019 was 1.32%.

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

The cumulative effect of adopting IFRS 16 to the consolidated statements of financial position as of January 1, 2019 is as follows:

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

3.8.2 Accounting policy as from January 1, 2019

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

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the lessee uses its incremental borrowing rate. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The lease liability is presented as a separate line in the consolidated statements of financial position.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The right-of-use assets are presented in the consolidated statements of financial position under the caption “Property, plant and equipment”.

3.9         Impairment of assets

3.9.1 Financial Assets

The impairment loss of a financial asset measured at amortised cost is calculated based on the expected loss model.

For trade receivables, in the absence of a significant financing component, the allowance is measured at an amount equal to lifetime expected credit losses. Those are the expected credit losses that result from possible default events over the expected life of those trade receivables.

3.9.2 Property, plant and equipment and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of profit or loss and other comprehensive income.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

3.10         Financial instruments

Financial assets and financial liabilities are recognized in the consolidated statements of financial position when the Company becomes party to the contractual provisions of the instrument. The Company does not use currency derivatives to hedge planned future cash flows, nor does it make use of forward foreign exchange contracts. Additionally, the Company does not have financial debt at December 31, 2020.

3.10.1 Financial assets

Financial assets are initially recognized either at fair value or at transaction price. All recognized financial assets are subsequently measured at either amortized cost or fair value under IFRS 9 on the basis of both the Company’s model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

●	A financial asset that (i) is held within a business model whose objective is to collect the contractual cash flows and (ii) has contractual cash flows that are solely payments of principal and interest on the principal amount outstanding is measured at amortized cost (net of any write down for impairment), unless the asset is designated at fair value through profit or loss (FVTPL) under the fair value option.
●	A financial asset that (i) is held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and (ii) has contractual term that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding, is measured at fair value through other comprehensive income (FVTOCI), unless the asset is designated at FVTPL under the fair value option.
●	All other financial assets are measured at FVTPL.

A financial asset is classified as current when the cash flows expected to flow from the instrument mature within one year.

The Company derecognized a financial asset when the contractual rights to the cash flows from the asset expire, or the Company transfers the right to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

The Company classifies non-derivative financial assets into the following categories;

●	financial asset at fair value through profit or loss (non-current financial assets, current financial assets and cash equivalents)
●	financial assets at amortized cost (receivables and cash and cash equivalents)

Financial assets at fair value through profit or loss

Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchases and sales decisions based on their fair value in accordance with the Company’s investment strategy. Attributable transaction costs are recognised in the consolidated statements of profit or loss and other comprehensive income as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein, which take into account any dividend income, are recognized in the consolidated statements of profit or loss and other comprehensive income.

3.10.1.1 Non-current financial assets

The Company holds investments in non-current financial assets, which based on IFRS 9, are designated as financial assets at fair value through profit or loss, which qualify for level 3 fair value measurement based on current market prices. If the market for a financial asset is not active (and for unlisted securities), the Company established fair value by using valuation techniques.

3.10.1.2 Current financial assets

Current financial assets include financial assets measured at fair value through profit or loss and comprise of money market funds and term accounts that have an initial maturity equal or less than 12 months, but exceeding 3 months.

3.10.1.3 Cash equivalents measured at fair value through profit or loss

Cash equivalents measured at fair value through profit or loss may comprise of term accounts that have an initial maturity of equal or less than 3 months and money market funds that are readily convertible to cash and are subject to insignificant risk of changes in value. These financial assets are used by the Company in the management of the short-term commitments.

Financial assets at amortized cost

3.10.1.4. Receivables

Trade and other receivables are designated as financial assets measured at amortized cost. They are initially measured either at fair value or at transaction price, in the absence of a significant financing component.

All receivables are subsequently measured at amortized cost, which generally corresponds to nominal value less expected credit loss provision.

Receivables mainly comprise trade and other receivables and current and non-current research and development incentive receivables. These research and development incentive receivables relate to refunds resulting from research and development incentives on research and development expenses in Belgium and are credited to the consolidated statements of profit or loss and other comprehensive income under the line “Other operating income” when the relevant expenditure has been incurred and there is a reasonable assurance that the research and development incentives are receivable.

3.10.1.5 Cash

Cash are financial assets measured at amortized cost and comprise of cash balances and savings accounts.

3.10.1.6 Cash equivalents measured at amortized costs

Cash equivalents measured at amortized cost comprise of term accounts that have an initial maturity of less than 3 months that are subject to an insignificant risk of changes in values. The financial assets are used by the Company in the management of short-term commitments.

Cash and cash equivalents exclude restricted cash, which is presented in the consolidated statements of financial position under the line “Restricted cash – current” and “Other non-current assets”.

3.10.2 Financial Liabilities

Financial liabilities are initially measured at their transaction price. Subsequent to initial recognition, financial liabilities are measured at amortized cost.

Financial liabilities mainly comprise of trade and other liabilities.

Trade and other liabilities are comprised of liabilities that are due less than one year from the balance sheet date and are in general not interest bearing and settled on an ongoing basis during the financial year. They also include accrued expense related to the Company’s research and development costs.

3.11       Shareholder’s equity

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

The Company has never distributed any dividends to its shareholders. As of December 31, 2020, no profits were available for distribution.

3.12       Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations, and a reliable estimate can be made of the amount of the obligation.

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

3.13       Retirement benefits

3.13.1 Defined contribution plans

Contributions to defined contribution pension plans are recognized as an expense in the consolidated statements of profit or loss and other comprehensive income as incurred.

3.13.2 Defined benefit plans

For defined retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actual valuations being carried out at the end of each annual reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the consolidated statements of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earings and will not be reclassified to profit or loss. Past service cost is recognized in the consolidated statements of profit or loss and other comprehensive income in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

Defined benefit costs are categorized as follows: service costs (including current service cost, past service cost, as well as gains and losses on curtailments and settlements), net interest expenses or income, and remeasurement.

The retirement benefit obligation recognized in the consolidated statements of financial position represents the actual deficit or surplus in the defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or a reduction in future contribution to the plans. A liability for a termination benefit is recognized at the earlier of when we can no longer withdraw the offer of the termination benefit and when we recognize any related restructuring costs.

3.14       Short-term employee benefits

Short-term employee benefits include payables and accruals for salaries and bonuses to be paid to the employees of the Company. They are recognized as expenses for the period in which employees perform the corresponding services.

3.15       Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the acceptance date.

The fair value determined at the acceptance date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statements of profit or loss and other comprehensive income such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled share-based payment reserve.

3.16       Deferred revenue

Current and non-current deferred revenue relates to cash received from collaboration & license agreements prior to completion of the earnings process. These payments are recognized as revenue over the estimated duration of the Company’s involvement in the research and development programs provided for under the terms of the agreements.

3.17       Income taxes

Income tax in the consolidated statements of profit or loss and other comprehensive income represents the sum of the current tax and deferred tax.

The current tax is based on taxable profit for the year. Taxable profit differs from profit as reported in the statement of profit and loss and other comprehensive income as it excludes items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of taxable profit. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantially enacted by the end of the reporting period.

3.18       Revenue and other operating income recognition

3.18.1 Collaborations and license agreements

Revenues to date have consisted principally of milestones, license fees, non-refundable upfront fees and research and development service fees in connection with collaboration and license agreements.

The Company recognizes revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods and services. In order to determine revenue recognition for agreements that the Company determines to be in the scope of IFRS 15, following five steps are performed:

1. Identify the contracts

In its current collaboration and license agreements, the Company is mainly licensing its intellectual property and/or providing research and development services, which might include a cost sharing mechanism and/or in the future, selling its products to collaborative partner entities. Revenue is generated through these arrangements via upfront payments, milestone payments based on clinical and regulatory criteria, research and development service fees and future sales based milestones and sales based royalties. In some cases the collaboration and license agreements also include an equity subscription component. If this is the case, the Company analyses if the criteria to combine contracts, as set out by IFRS 15, are met.

2. Identify performance obligations

Depending on the type of the agreement, there can be one or more distinct performance obligations under IFRS 15. This is based on an assessment of whether the promises in an agreement are capable of being distinct and are distinct from the other promises to transfer goods and/or services in the context of the contract.

The Company has assessed that there is one single performance obligation in our material ongoing collaboration and license agreements, being the transfer of a license combined with performance of research and development services.

This is because the Company considers the performance obligations cannot be distinct in the context of the contract as the license has no stand-alone value without the Company being further involved in the research and development collaboration and that there is interdependence between the license and the research and development services to be provided.

3. Determine the transaction price

Our material ongoing collaboration and license agreements include non-refundable upfront payments or license fees; milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones; royalties on sales and research and development service fees.

3.1 Non-refundable upfront payments or license fees

If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenue from non-refundable upfront fees allocated to this license at the point in time the license is transferred to the customer and the customer has the right to use the license.

For all our material ongoing collaboration and license agreements, the Company considers the performance obligations related to the transfer of the license as not distinct from the other promises to transfer goods and/or services; the Company utilizes judgement to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If over time, revenue is then recognized based on a pattern that best reflects the transfer of control of the service to the customer.

3.2 Milestone payments other than sales based milestones

A milestone payment, being a variable consideration, is only included in the transaction price to the extent it is highly probable that a significant reversal in the amount of cumulative revenue recognition will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company estimates the amount to be included in the transaction price upon achievement of the milestone event. The transaction price is then allocated to each performance obligation on a stand-alone selling price basis, for which the Company recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and, if necessary, adjusts the estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment.

3.3 Research and development service fees

Our material ongoing collaboration and license agreements may include reimbursement or cost sharing for research and development services. R&D services are performed and satisfied over time given that the customer simultaneously receives and consumes the benefits provided by us. Such costs reimbursements received are recognized in revenues when costs are incurred and agreed by the parties.

3.4 Sales based milestone payments and royalties

Our material ongoing collaboration and license agreements include sales based royalties, including commercial milestone payments based on the level of sales, and the license has been deemed to be the predominant item to which the royalties and commercial milestone payments relate. Related revenue is recognized as the subsequent underlying sales occur.

4. Allocate the transaction price

In principle, an entity shall allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis. As our ongoing license and collaboration arrangements only contain one single performance obligation, the transaction price is entirely allocated to this single performance obligation.

5. Recognize revenue

Revenue is recognized when the customer obtains control of the goods and/or services as provided in the collaboration and license agreements. The control can be transferred over time or at a point in time – which results in the recognition of revenue over time or at a point in time.

As our ongoing license and collaboration arrangements only contain one single performance obligation which is, as the customer simultaneously receive the benefits provided by the Company’s performance, satisfied over time, the Company recognizes revenue over time.

The recognition of revenue over time is based on a pattern that best reflects the satisfaction of the related performance obligation, applying the input method. The input method estimates the satisfaction of the performance obligation as the percentage of total collaboration costs that are completed each period compared to the total estimated collaboration costs.

Research and development service fees are recognized as revenue when costs are incurred and agreed by the parties as the Company is acting as a principal in the scope of its stake of the research and development activities of its ongoing collaboration and license agreements.

3.18.2 Grants, research and development incentives and payroll tax rebates

Because it carries out extensive research and development activities, the Company benefits from various grants, research and development incentives and payroll tax rebates from certain governmental agencies. These grants, research and development incentives and payroll tax rebates generally aim to partly reimburse approved expenditures incurred in research and development efforts of the Company and are credited to the consolidated statements of profit and loss and other comprehensive income, under the line “Other operating income”, when the relevant expenditure has been incurred and there is reasonable assurance that the grants or research and development incentives are receivable.

3.19       Segment reporting

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

The Company manages its activities and operates as one business unit which is reflected in its organizational structure and internal reporting. The Company does not distinguish in its internal reporting different segments, neither business nor geographical segments. The chief operating decision-maker is the Board of Directors.

4.Critical accounting judgements and key sources of estimation uncertainty

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

Critical estimates in applying accounting policies

Research and development cost accruals

The Company recognizes costs of €52.6 million, as specified in note 15 to the financial statements, incurred for clinical trial activities and manufacturing of drug products, as research and development expenses based on an evaluation of its vendors’ progress toward completion of specific tasks. Timing of payment may differ significantly from the period in which the costs are recognized as expense, resulting in clinical trial accruals recognized within “Trade and other payables” in the consolidated statements of financial position.

Quantification of the research progress and the translation of the progress to these accruals requires estimates, because the progress is not directly observable. In estimating the vendors’ progress toward completion of specific tasks, the Company therefore uses non-financial data such as patient enrollment, clinical site activations and vendor information of actual costs incurred. This data is obtained through reports from or discussions with Company personnel and outside service providers as to the progress or state of completion of trials, or the completion of services. Costs are expensed over the service period the services are provided. Costs for services provided that have not yet been paid are recognized as accrued expenses. Research and development cost accruals directly impact the revenue recognized, given the satisfaction of the single performance obligation is measured using the input method.

5.Intangible assets

(in thousands of €)	Acquired In-Process R&D	Software & databases	Other Intangibles	Total
Cost

On January 1, 2018	€—	€99	€—	€99
Additions	—	62	—	62
Disposals	—	(2)	—	(2)
On December 31, 2018	—	159	—	159
Additions	39,881	262	—	40,143
On December 31, 2019	39,881	421	—	40,302
Additions	13,236	2,503	80,725	96,464
On December 31, 2020	€53,117	€2,924	€80,725	€136,766

Amortization and impairment

On January 1, 2018	€—	€(86)	€—	€(86)
Amortization	—	(19)	—	(19)
Disposals	—	2	—	2
On December 31, 2018	—	(103)	—	(103)
Amortization	—	(38)	—	(38)
On December 31, 2019	—	(141)	—	(141)
Amortization	—	(215)	—	(215)
On December 31, 2020	€—	€(356)	€—	€(356)

Carrying Amount

On December 31, 2018	€—	€56	€—	€56
On December 31, 2019	39,881	280	—	40,161
On December 31, 2020	€53,117	€2,568	€80,725	€136,410

The Company performed an annual impairment review on the intangible assets not yet available for use. This review did not result in the recognition of an impairment charge.

As of December 31, 2020, there are no commitments to acquire additional intangible assets, except as set forth in note 29. No intangible assets are pledged as security for liabilities nor are there any intangible assets whose title is restricted.

6.Property, plant and equipment

	IT, office and lab	Right-of-use assets	Right-of-use assets	Leasehold	Lease
(in thousands of €)	equipment	Buildings	Vehicles	improvements	equipment (1)	Total
Cost

On January 1, 2018	€2,389	€—	€—	€—	€—	€2,389
Additions	370	—	—	—	253	623
Disposals	(47)	—	—	—	—	(46)
On December 31, 2018	2,712	—	—	—	253	2,965
Adoption of IFRS 16	—	2,338	452	—	—	2,790
Additions	765	4,553	525	808	29	6,680
On December 31, 2019	3,477	6,891	977	808	282	12,435
Additions	597	2,718	875	352	—	4,542
Disposals	(90)	—	—	—	—	(90)
On December 31, 2020	€3,984	€9,609	€1,852	€1,160	€282	€16,887

Depreciation and impairment

On January 1, 2018	€(1,713)	€—	€—	€—	€—	€(1,713)
Depreciation	(463)	—	—	—	(11)	(474)
Disposals	46	—	—	—	—	46
On December 31, 2018	(2,130)	—	—	—	(11)	(2,141)
Depreciation	(460)	(1,315)	(233)	(92)	(28)	(2,128)
On December 31, 2019	(2,590)	(1,315)	(233)	(92)	(39)	(4,269)
Depreciation	(468)	(1,981)	(386)	(351)	(28)	(3,214)
Disposals	90	—	—	—	—	90
On December 31, 2020	€(2,968)	€(3,296)	€(619)	€(443)	€(67)	€(7,393)

Carrying Amount

On December 31, 2018	€582	€—	€—	€—	€242	€824
On December 31, 2019	887	5,576	744	716	243	8,167
On December 31, 2020	€1,016	€6,313	€1,233	€717	€215	€9,494

(1) The Company has elected not to reassess whether a contract is, or contains, a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Company relied on its assessment made applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

There are no commitments to acquire property, plant and equipment. Furthermore, no items of property, plant and equipment are pledged. See note 22 for information for leases where the Company is a lessee.

7.Other non-current assets

Other non-current assets consisted of non-current restricted cash and financial assets held at fair value through profit or loss.

	Year Ended
	December 31,
(in thousands of €)	2020	2019	2018
Restricted Cash - non-current	€1,243	€630	€251
Non-current financial assets held at fair value through profit or loss	5,140	2,596	1
Total other non-current assets	€6,383	€3,226	€252

Non-current restricted cash on December 31, 2020 was mainly composed of deposit guarantees paid under the lease agreements for the laboratory and offices of the Company.

Non-current financial assets held at fair value through profit or loss is comprised of the profit share in AgomAb Therapeutics NV. In March 2019, the Company entered into a license agreement with AgomAb Therapeutics NV for the use of HGF-mimetic SIMPLE Antibodies™, developed under the Company’s Innovative Access Program. In exchange for granting this license, the Company received a profit share in AgomAb Therapeutics NV.

In March 2019, AgomAb Therapeutics NV secured €21.0 million in a Series A financing round. The Company used the post-money valuation of this Series A financing round and the number of outstanding shares in determining the fair value of the profit sharing instrument and the revaluation of this instrument. This instrument is designated as financial asset held at fair value through profit or loss which qualify for level 3 fair value measurement currently based upon the Series A financing round valuation.

Fair value changes on non-current financial assets with fair value through profit of loss are recognized in the consolidated statements of profit and loss and other comprehensive income in line “Change in fair value on non-current financials assets”.

The table below illustrates these non-current financials assets at fair value through profit or loss as of December 31, 2020, 2019 and 2018.

	Year Ended
	December 31,
(in thousands of €)	2020	2019	2018
Cost at January 1	€1,499	€—	€—
Acquisitions of the year	—	1,499	—
Cost at December 31	€1,499	€1,499	€—

Fair value adjustments at January 1	€1,097	€—	€—
Fair value adjustment of the year	2,544	1,097	—
Fair value adjustment at December 31	€3,641	€1,097	€—

Net book value at December 31	€5,140	€2,596	€—
4.
5.

8.Deferred Taxes

The amount of deferred tax assets and liability by type of temporary difference can be detailed as follows:

	Year Ended
	December 31, 2020
(in thousands of €)	Assets	Liabilities	Net
Deferred tax assets / (liabilities)
Accruals and allowances	€1,750	€—	€1,750
Income tax benefit from excess tax deductions related to share-based payments	10,889	—	10,889
Property, plant and equipment	—	(136)	(136)
Intangible assets	—	(1,460)	(1,460)

Netting by taxable entity	(384)	384	—

Net deferred tax assets / (liabilities)	€12,255	€(1,212)	€11,043

The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

(in thousands of €)	Deferred tax assets	Deferred tax liabilities
Balance at January 1, 2020	€—	€—
Recognized in profit or loss	7,311	(1,212)
Recognized in equity	5,073	—
Effects of change in foreign exchange rate	(129)	—
Balance at December 31, 2020	€12,255	€(1,212)
8.

9.Inventories

	Year Ended
	December 31,
(in thousands of €)	2020	2019	2018
Raw materials and consumables	€15,164	€—	€—
Inventories in process	5,368	—	—
Finished goods	—	—	—
Total inventories	€20,532	€—	€—

On December 31, 2020, inventories amounted to €20.5 million and related to pre-launch efgartigimod-inventory, capitalized subsequent to the announcement of the topline data from the pivotal ADAPT trial of efgartigimod. As of December 31, 2020, no inventory write-downs were recorded.

10.Trade and other receivables

The trade and other receivables are composed of receivables which are detailed below:

	Year Ended
	December 31,
(in thousands of €)	2020	2019	2018
Trade receivable	€234	€22,580	€214
Interest receivable	809	2,081	556
Other receivable	4,644	3,454	2,116
	€5,687	€28,115	€2,886

The carrying amounts of trade and other receivables approximate their respective fair values.

Other receivables mainly included accrued income from subsidy projects and VAT receivables.

Please also refer to note 26 for more information on the financial instruments.

11.Financial assets — current

These current financial assets relate to term accounts with an initial maturity longer than 3 months but less than 12 months and money market funds that do not qualify as cash equivalents.

	Year Ended
	December 31,
(in thousands of €)	2020	2019	2018
Money market funds	€106,177	€715,773	€283,529
Term accounts	529,182	288,766	—
	€635,359	€1,004,539	€283,529

On December 31, 2020, the current financial assets included $717.1 million held in USD, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuations of the EUR/USD exchange rate as the Company’s functional currency is EUR.

Please also refer to note 26 for more information on the financial instruments.

12.Cash and cash equivalents

	Year Ended
	December 31,
(in thousands of €)	2020	2019	2018
Money market funds	€699,447	€—	€—
Term accounts	50,001	227,551	217,451
Cash and bank balances	242,161	103,731	63,589
	€991,609	€331,282	€281,040

Cash and cash equivalents may comprise of cash and bank balances, saving accounts, term accounts with an original maturity not exceeding 3 months and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value.

Cash positions are invested with preferred financial partners, which are mostly considered to be high quality financial institutions with sound credit ratings to reduce credit risk.

On December 31, 2020, the cash and cash equivalents included $576.1 million held in USD, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuations of the EUR/USD exchange rate as the Company’s functional currency is EUR.

Please also refer to note 26 for more information on the financial instruments.

13.Share capital and share premium

On December 31, 2020, the Company’s share capital was represented by 47,571,283 shares. All shares were issued, fully paid up and of the same class. The table below summarizes our capital increases, as a result of offerings and the exercise of stock options under the Company’s Employee Stock Option Plan.

Roll forward of number of shares outstanding:

Number of shares outstanding on January 1, 2018	32,180,641
Exercise of stock options	319,671
U.S. third public offering on Nasdaq on September 18, 2018	3,475,000
Number of shares outstanding on December 31, 2018	35,975,312
Exercise of stock options	419,317
Share subscription from Johnson & Johnson Innovation Inc.	1,766,899
Global public offering on Euronext and Nasdaq on November 7, 2019	4,000,000
Over-allotment option exercised by underwriters on November 8, 2019	600,000
Number of shares outstanding on December 31, 2019	42,761,528
Exercise of stock options	602,463
Global public offering in Euronext and Nasdaq on May 28, 2020	3,658,515
Over-allotment option exercised by underwriters on May 29, 2020	548,777
Number of shares outstanding on December 31, 2020	47,571,283

On May 12, 2020 at the annual general meeting, the shareholders of the Company approved the authorization to the Board to issue:

●	A maximum of 10% of the then-outstanding share capital for a period of 18 months
●	A maximum of 10% of the then-outstanding share capital for a period till December 31, 2020

On December 31, 2020, an amount of €427,974.7, represented by 4,279,747 shares, still remained available under the authorized capital .

14.Share-based payments

The Company has a stock options scheme for the employees of the Company and its subsidiaries. In accordance with the terms of the plan, as approved by shareholders, employees may be granted stock options to purchase ordinary shares at an exercise price as mentioned below per ordinary share.

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

The regular stock options granted vest, in principle, as follows:

●	1/3rd of the regular stock options granted will vest on the first anniversary of the granting of the stock options, and
●	1/24th of the remaining 2/3rd of regular stock options granted will vest on the last day of each of the 24 months following the month of the first anniversary of the granting of the stock options.

The sign-on stock options granted vest, in principle, as follows:

●	1/4rd of the stock options granted will vest on the first anniversary of the granting of the stock options, and
●	1/36th of the remaining 3/4th of the stock options granted will vest on the last day of each of the 36 months following the month of the first anniversary of the granting of the stock options.

In order to prefinance the taxes that are paid upon the grant of stock options, Belgian employees have the ability, in exchange for the taxes due upon the grant of the stock options, to transfer the economic benefits related to part of those stock options to a third party. As of December 31, 2020, the economic benefits of 126,982 stock options, for which accelerated vesting applies, were transferred to a third party.

No other conditions are attached to the stock options.

The following share-based payment arrangements were in existence during the current and prior years and which are exercisable at the end of each period presented:

	Exercise price	Outstanding
	per stock	stock options on
	options	December 31,
Expiry date	(in €)	2020	2019	2018
2020	€3.95	—	7,210	18,200
2023	2.44	165,693	211,769	294,400
2024	2.44	100,086	102,696	144,703
2024	3.95	6,238	6,238	6,895
2024	7.17	294,167	335,067	407,061
2025	11.44	21,500	39,000	39,000
2025	10.34	950	3,000	3,000
2025	9.47	114,232	185,832	226,323
2026	11.38	45,000	45,000	50,415
2026	11.47	127,252	219,791	257,616
2026	14.13	176,426	258,746	315,102
2027	18.41	102,479	108,613	114,019
2027	21.17	460,701	565,798	628,292
2023	80.82	85,077	94,100	94,600
2028	80.82	49,532	73,100	75,450
2023	86.32	325,661	366,260	369,760
2028	86.32	381,317	402,714	491,815
2024	113.49	111,174	111,690	—
2029	113.49	163,410	299,560	—
2024	135.75	195,452	204,430	—
2029	135.75	692,914	717,455	—
2025	119.53	19,000	—	—
2030	119.53	123,700	—	—
2025	196.15	131,770	—	—
2030	196.15	325,150	—	—
2025	200.22	32,100	—	—
2030	200.22	175,200	—	—
2030	247.60	31,200	—	—
2025/2030 (1)	€247.60	908,362	—	—
		5,365,743	4,358,069	3,536,651

(1)	In December 2020, the Company granted options for which the beneficiaries had a 60-day period to choose between a contractual term of five or ten years.

	2020		2019		2018
	Number of	Weighted average	Number of	Weighted average	Number of	Weighted average
	stock options	exercise price	stock options	exercise price	stock options	exercise price
Outstanding at January 1	4,358,069	€63.75	3,536,651	€33.42	2,862,216	€11.54
Granted	1,797,652	217.35	1,365,172	128.52	1,040,475	85.37
Exercised	(602,463)	31.67	(419,317)	11.35	(319,671)	7.02
Forfeited	(187,515)	139.34	(124,437)	88.92	(46,369)	30.44
Outstanding at December 31	5,365,743	116.43	4,358,069	63.75	3,536,651	33.42
Exercisable at December 31	2,833,680	€53.17	2,203,476	€22.59	1,859,315	€9.62

The weighted average share price at the date of exercise of options exercised during the year ended December 31, 2020 was €207.43, compared to €110.99 during the year ended December 31, 2019 and €66.93 during the year ended December 31, 2018. The weighted average remaining contractual life of the stock options outstanding amounted to 7.08 years on December 31, 2020 compared to 7.27 years on December 31, 2019 and 7.82 years on December 31, 2018. The table below shows the weighted average remaining contractual life for each range of exercise price:

		Weighted average
		remaining
	Outstanding on	contractual life
Exercise price (in €)	December 31, 2020	(in years)
2.44 - 3.95	272,017	3.08
7.17 - 9.47	408,399	4.24
10.34 - 14.13	371,128	5.62
18.41 - 21.17	563,180	6.87
80.82 - 86.32	841,587	5.46
113.49 - 135.75	1,305,650	7.64
196.15 - 247.60	1,603,782	9.29

The fair market value of the stock options has been determined based on the Black and Scholes model using the following unobservable assumptions:

●	The expected volatility, determined on the basis of the implied volatility of the share price over the expected life of the option.
●	The expected option life, calculated as the estimated duration until exercise, taking into account the specific features of the plans.

Below is an overview of the parameters used in relation to the determination of the fair value of the grants during 2020:

Stock options granted in	April 2020	June 2020	Oct 2020	Dec 2020
Number of options granted	142,700	550,090	196,500	908,362
Fair value of options (in EUR)	€62.31 - 120.63	€68.01 - 105.65	€74.24 - 127.68	€119.26 - 124.67
Share price (in EUR)	€126.50 - 205.60	€183.20 - 229.20	€209.00 - 239.20	€247.4
Exercise price (in EUR)	€119.53	€196.15	€200.22	€247.6
Expected volatility	44.44 - 64.77%	43.46 - 52.19%	44.17 - 52.71%	53.00 - 53.51%
Expected option life (in years)	4 - 6.68	4 - 6.68	4 - 6.68	6.15 - 6.68 (1)
Risk‑free interest rate	(0.32) - (0.18)%	(0.43) - (0.28)%	(0.51) - (0.34)%	(0.42) - (0.40)%
Expected dividends	—%	—%	—%	—%

(1)	In December 2020, the Company granted a total of 908,362 stock options. The beneficiary can choose between a contractual term of five or ten years. The expected option life ranges between 6.15 and 6.68 years. This estimate will be reassessed once the acceptance period of 60 days has passed and the beneficiaries will have made a choice between a contractual term of five or ten years. The total fair value of the grant would range from €84.5 million (100% of the stock options with a contractual term of five years) to €110.3 million (100% of the stock options with a conctractual term of ten years ).

Below is an overview of the parameters used in relation to the determination of the fair value of grants during 2019:

Stock options granted in	June 2019	Nov 2019	Dec 2019
Number of options granted	423,487	19,800	921,885
Average Fair value of options (in EUR)	€63.45	€57.69	€41.40 - 66.39
Share price (in EUR)	€123.20	€126.40	€130.1 - 150.7
Exercise price (in EUR)	€113.49	€113.49	€135.75
Expected volatility	45.25%	44.14	43.80 - 44.11%
Average Expected option life (in years)	8.59	6.50	4 - 6.5
Risk‑free interest rate	0.07%	(0.05)	(0.57) - (0.24)%
Expected dividends	—%	—	—%

Below is an overview of the parameter used in relation to the determination of the fair value of grants during 2018:

Stock options granted in	June 2018	Dec 2018
Number of options granted	178,900	861,575
Fair value of options (in EUR)	€32.12	€39.85
Share price (in EUR)	€72.00	€82.20
Exercise price (in EUR)	€80.82	€86.32
Expected volatility	45.50%	46.19%
Average expected option life (in years)	7.36	7.83
Risk‑free interest rate	0.72%	0.77%
Expected dividends	—%	—%

The total share-based payment expense recognized in the consolidated statement of comprehensive income totaled €84.5 million for the year ended December 31, 2020, compared to €39.6 for the year ended December 31, 2019 and €19.2 million for the year ended December 31, 2018.

15.Trade and other payables

	Year Ended
	December 31,
(in thousands of €)	2020	2019	2018
Trade payables	€168,140	€58,429	€24,152
Short‑term employee benefits	56,122	26,872	12,920
	€224,262	€85,301	€37,072

Trade payables correspond primarily to clinical and manufacturing activities and include accrued expenses related to these activities.

As of December 31, 2020, the trade payables include accruals amounting to €52.6 million related to accruals from clinical manufacturing organizations for the manufacturing of drug products and from clinical research organisations.

Short-term employee benefits include payables and accruals for salaries and bonuses to be paid to the employees of the Company.

16.Revenue

The following table summarizes details of revenues for the year ended December 31, 2020, 2019 and 2018 by collaboration agreement and by category of revenue: upfront payments, milestone payments and research and development service fees.

	Year Ended
	December 31,
(in thousands of €)	2020	2019	2018
Upfront payments	€30,348	€22,360	€8,635
Janssen	29,818	20,056	—
AbbVie	497	761	8,455
Agomab	—	1,499	—
Other	33	44	180
Milestone payments	3,021	28,085	11,440
Janssen	2,333	1,569	—
AbbVie	671	26,494	10,510
Other	17	22	930
Research and development service fees	3,056	19,338	1,407
Janssen	2,807	18,968	—
Other	249	370	1,407
Total revenue	€36,425	€69,783	€21,482

For the years ended December 31, 2020, 2019 and 2018, the majority of the revenue was generated under the agreements with Janssen and AbbVie, each as described below.

The table below summarizes the changes in deferred revenue – current and deferred revenue -non-current for the year ended December 31, 2020, 2019 and 2018.

(in thousands of €)	Janssen	AbbVie	Other	Total
On January 1, 2018	€—	€12,376	€344	€12,720

Received
Milestone	—	8,633	883	9,516
Revenue recognition
Upfront	—	(8,455)	(180)	(8,635)
Milestone	—	(10,510)	(930)	(11,440)

On December 31, 2018	—	2,045	116	2,161

Received
Upfront	288,060			288,060
Milestone	22,535	26,560		49,095
Revenue recognition
Upfront	(20,056)	(761)	(44)	(20,861)
Milestone	(1,569)	(26,494)	(22)	(28,085)

On December 31, 2019	288,971	1,350	50	290,371

Received
Milestone	—	—	—	—
Revenue recognition
Upfront	(29,818)	(497)	(33)	(30,348)
Milestone	(2,333)	(671)	(17)	(3,021)

On December 31, 2020	€256,819	€182	€(0)	€257,001

Below are summaries of the key collaborations.

AbbVie

In April 2016, the Company entered into a collaboration agreement with AbbVie S.À.R.L. (AbbVie) to develop and commercialize ARGX-115 (ABBV-151). Under the terms of the collaboration agreement, the Company was responsible for conducting and funding all ARGX-115 (ABBV-151) research and development activities up to completion of IND enabling studies.

The Company granted AbbVie an exclusive option, for a specified period following completion of IND enabling studies, to obtain a worldwide, exclusive license to the ARGX-115 (ABBV-151) program to develop and commercialize products. The Company received an upfront, nonrefundable, non-creditable payment of $40 million (€35.1 million as of the date the payment was received) from AbbVie for the exclusive option to license ARGX-115 (ABBV-151). The Company achieved two preclinical milestones, each of which triggered a $10.0 million payment (€8.9 million based on the exchange rate in effect as of the date the first milestone payment was received, and €8.7 million based on the exchange rate in effect as of the date the second milestone payment was received).

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

The Company has the right, on a product-by-product basis to co-promote ARGX-115 (ABBV-151) based products in the European Economic Area and Switzerland and to combine the product with the Company’s own future immuno-oncology programs. The co-promotion effort would be governed by a co-promotion agreement negotiated in good faith by the parties. AbbVie will fund further GARP-related research by the Company for an initial period of two years. AbbVie will have the right to license additional therapeutic programs emerging from this research, for which the Company could receive associated milestone and royalty payments.

With regard to its collaboration with AbbVie, the Company concluded as follows:

●	There is one single performance obligation under IFRS 15, that being the transfer of a license combined with performance of research and development activities. The Company concluded that the license is not distinct in the context of the contract.
●	The transaction price of these two agreements is currently composed of a fixed part, that being an upfront license fee, and a variable part, being milestone payments and cost reimbursements of research and development activities delivered. Milestone payments are only included in the transaction price to the extent it is highly probable that a significant reversal in the amount of cumulative revenue recognition will not occur when the uncertainty associate with the variable consideration is subsequently resolved. We estimate the amount to be included in the transaction price upon achievement of the milestone event. Sales-based milestones and sales-based royalties are a part of the Company’s arrangements but are not yet included in its revenues.
●	The transaction price has been allocated to the single performance obligation and revenues have been recognized over the estimated service period based on a pattern that reflects the transfer of the license and progress to complete satisfaction of the research and development activities. This is because we considered that there is a transformational relationship between the license and the research and development activities to be delivered.
●	The Company has chosen an input model to measure the satisfaction of the single performance obligation that considers percentage of costs incurred for these programs that are completed each period (percentage of completion method).
●	Cost reimbursements received are recognized in revenues when costs are incurred and agreed by the parties, as the Company is acting as a principal in the scope of its stake of the research and development activities of its ongoing license and collaboration agreements.

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

With regard to this collaboration with Janssen, the Company concluded as follows:

●	There is one single performance obligation under IFRS 15, that being the transfer of a license combined with performance of research and development activities. The Company concluded that the license is not distinct in the context of the contract.
●	The Company concluded that the share premium that Janssen paid above the closing price on the day of entering into the investment agreement (being December 2, 2018) was paid because of the existing obligations to deliver development services under the terms of the collaboration agreement, and is therefore to be considered to be part of the overall consideration received.
●	The transaction price of these two agreements is currently composed of a fixed part, that being an upfront license fee, and a variable part, being milestone payments and cost reimbursements of research and development activities delivered. Milestone payments are only included in the transaction price to the extent it is highly probable that a significant reversal in the amount of cumulative revenue recognition will not occur when the uncertainty associate with the variable consideration is subsequently resolved. We estimate the amount to be included in the transaction price upon achievement of the milestone event. Sales-based milestones and sales-based royalties are a part of the Company’s arrangements but are not yet included in its revenues.
●	The transaction price has been allocated to the single performance obligation and revenues have been recognized over the estimated service period based on a pattern that reflects the transfer of the license and progress to complete satisfaction of the research and development activities. This is because we considered that there is a transformational relationship between the license and the research and development activities to be delivered.
●	The Company has chosen an input model to measure the satisfaction of the single performance obligation that considers percentage of costs incurred for these programs that are completed each period (percentage of completion method).
●	Cost reimbursements received are recognized in revenues when costs are incurred and agreed by the parties, as the Company is acting as a principal in the scope of its stake of the research and development activities of its ongoing license and collaboration agreements.

17.Other operating income

	Year Ended
	December 31,
(in thousands of €)	2020	2019	2018
Grants	€1,226	€2,289	€1,842
Research and development incentives	8,875	4,818	2,151
Payroll tax rebates	8,008	5,694	3,756
	€18,109	€12,801	€7,749

17.1 Grants

The grant income is related to grants received from the Flanders Innovation and Entrepreneurship Agency. No conditions related to the above government grants were unfulfilled, nor were there any material contingencies related thereon at the date of the approval of these consolidated financial statements.

17.2 Research and development incentives

The Company has accounted for a tax receivable of €8.9 million in the year ended December 31, 2020, compared to €4.8 and €2.2 million in the year ended December 31, 2019 and December 31, 2018, respectively, following a research and development tax incentive scheme in Belgium according to which the incentive will be refunded after a five year period, if not offset against the current tax payable over the period.

17.3 Payroll tax rebates

The Company accounted for €8.0 million payroll tax rebates in the year ended December 31, 2020, compared to €5.7 and €3.8 million in the year ended December 31, 2019 and December 31, 2018, respectively, as a reduction in withholding income taxes for its highly qualified personnel employed in its research and development department.

18.Segment reporting

The Company operates from the Netherlands, Belgium, the United States of America and Japan. Revenues are generated by external customers with their main registered office geographically located as shown in the table below. In prior periods this has been presented based on the geographical location of the contracting entity.

	Revenue from external customers
	Year ended
	December 31,
(in thousands of €)	2020	2019	2018
Denmark	€299	€436	€1,136
Belgium	—	1,499	—
United States	36,126	67,848	18,964
Other	—	—	1,382
Total	€36,425	€69,783	€21,482

The non-current assets of the Company, with the exception of the deferred tax assets, are geographically located as shown in the table below:

	Non-current assets
	Year ended
	December 31,
(in thousands of €)	2020	2019	2018
Netherlands	€1	€1	€1
Belgium	163,224	56,777	5,967
United States	3,872	3,058	47
Japan	2,030	284	—
Total	€169,127	€60,120	€6,015

19.Research and development expenses

	Year Ended
	December 31,
(in thousands of €)	2020	2019	2018
Personnel expense	€75,121	€45,733	€26,519
External research and development expenses	228,438	137,050	48,859
Materials and consumables	3,099	2,027	1,464
Depreciation and amortization	2,472	1,641	494
Other expenses	16,349	11,214	6,273
	€325,479	€197,665	€83,609

20.Selling, general and administrative expenses

	Year Ended
	December 31,
(in thousands of €)	2020	2019	2018
Personnel expense	€94,251	€40,082	€18,292
Consulting fees	42,459	16,343	5,472
Supervisory board	4,243	2,792	1,088
Other Expenses	8,414	5,352	2,619
	€149,367	€64,569	€27,471

21.Personnel expenses

The personnel expenses mentioned in note 19 and 20 above are as follows:

	Year Ended
	December 31,
(in thousands of €)	2020	2019	2018
Short‑term employee benefits—Salaries	€65,516	€32,866	€18,617
Short‑term employee benefits—Social Security	7,848	3,555	2,213
Post‑employment benefits	1,072	748	441
Termination benefits	849	644	96
Share‑based payment	80,644	37,208	18,527
Employer social security contributions stock options	13,443	10,794	4,918
	€169,372	€85,815	€44,812

The post-employment benefits relate to the pension plans the Company has in place for its employees.

The number of full-time equivalents (FTE) employees by department is presented below:

	Year Ended
	December 31,
Average Number of FTE	2020	2019	2018
Research and development	213.0	121.6	76.1
Selling, general and administrative	119.5	56.3	27.6
	332.5	177.9	103.7

22.Leases

The statement of financial position shows the following amounts relating to leases:

	Year Ended
	December 31,	December 31,
In thousands of €	2020	2019
Right-of-use assets
Buildings	€6,313	€5,576
Vehicles	1,233	744
Equipment	215	243
	€7,760	€6,563

Lease liabilities
Current	€2,833	€1,974
Non-current	5,035	4,540
	€7,868	€6,514

Additions to the right-of-use assets amounted to €3.6 million for the year ended December 31, 2020.

The table below shows a maturity analysis of the lease liabilities as on December 31, 2020:

(in thousands of €)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total contractual cash flows	Carrying amount
Lease liabilities	€3,043	€4,085	€1,171	€—	€8,299	€7,868

The consolidated statements of profit or loss and other comprehensive income shows the following amounts relating to leases:

	Year Ended
	December 31,
In thousands of €	2020	2019	2018
Depreciation charges
Buildings	€1,981	€1,315	€—
Vehicles	386	233	—
Equipment	28	28	11
	€2,395	€1,576	€11

Interest expense (included in finance cost)	€176	€105	€—
Expense relating to short-term leases	231	123	—
Expense relating to leases of low-value assets that are not shown above as short-term leases	5	5	—

The total cash outflow for leases in 2020 was €2.6 million.

The Company did not enter into any lease agreement with variable lease payments or residual value guarantees. The Company has leases that include extension options. These options provide flexibility in managing the leased assets and align with the Company’s business needs. The Company exercises judgement in deciding whether it is reasonably certain that the extension options will be exercised.

23.Financial result and exchange gains/(losses)

	Year Ended
	December 31,
(in thousands of €)	2020	2019	2018
Interest income	€4,517	€7,874	€1,371
Net gain on current financial assets held at fair value through profit or loss and cash equivalents	1,173	6,525	2,323
Financial income	€5,690	€14,399	€3,694

Net loss on current financial assets held at fair value through profit or loss and cash equivalents	€(6,755)	€—	€
Other financial expense	(349)	(124)	—
Financial expense	€(7,104)	€(124)	€—

Realized exchange gains/(losses)	€(400)	€(338)	€1,355
Unrealized exchange gains/(losses)	(106,556)	6,404	10,953
Exchange gains/(losses)	€(106,956)	€6,066	€12,308

The exchange losses of €107.0 million for the year ended December 31, 2020 were primarily attributable to unrealized exchange rate gains on our cash and cash equivalents and current financial assets position in USD due to the unfavorable fluctuation of the USD exchange rate over the period.

24.Income tax expense

The income tax expense for the year can be reconciled to the accounting loss as follows:

	Year Ended
	December 31,
(in thousands of €)	2020	2019	2018
Loss before taxes	€526,139	€158,213	€65,847
Income tax calculated at 25%	131,535	39,553	16,462
Effect of expenses not deductible in determining taxable results	(11,478)	(7,701)	(3,934)
Effect of stock issue expenses that are not deductible in determining taxable results	11,775	5,750	3,716
Effect of concessions	6,804	572	430
Effect of tax losses carried forward not recognized	(100,771)	(11,670)	(5,511)
Effect of different tax rates in jurisdictions in which the company operates	(168)	(52)	(15)
Deferred tax asset other than loss carryforwards not recognized	(39,516)	(27,341)	(11,968)
(Underprovided)/overprovided in prior years	(857)	(3,876)
Other	(108)	13	26
Income tax expense recognized in the consolidated statement of profit and loss	€(2,784)	€(4,752)	€(794)

The tax rate used for the 2020, 2019 and 2018 reconciliations above is the corporate income tax rate of 25% payable by corporate entities in the Netherlands.

The unrecognized deferred tax asset on deductible temporary differences and unused tax losses amounts to €141.9 million on December 31, 2020, comparefd to €40.0 million on December 31, 2019. Deferred tax have been measured using the effective rate that will apply in Belgium and the Netherlands (25%). The Company has unused tax losses carried forward for an amount of €567.8 million on December 31, 2020, compared to €160 million on December 31, 2019, of which €1.4 million and €7.2 million will expire in 2028 and 2029, respectively. This, combined with other temporary differences, resulted in a net deferred tax asset position. Due to the uncertainty surrounding the Company’s ability to realize taxable profits in the near future, the Company did not recognize any deferred tax assets, with the exception of those further detailed in note 10.

Income taxes were directly recognized in the income statement can be detailed as follows:

	Year Ended
	December 31,
(in thousands of €)	2020	2019	2018
Current year	€6,871	€4,752	794
Income tax prior years	1,547	—	—
Current tax expense	8,418	4,752	794

Originating and reversal of temporary differences	(5,634)	—	—
Deferred tax expense / (income)	(5,634)	—	—

Total tax expense	€2,784	€4,752	€794

25.Loss per share

	Year Ended December 31,
(in thousands of €)	2020	2019	2018
Loss of the year	€(528,923)	€(162,965)	€(66,641)
Weighted average number of shares outstanding	45,410,442	38,619,121	33,419,356
Basic and diluted loss per share (in €)	€(11.65)	€(4.22)	€(1.99)

Earnings/losses per ordinary share are calculated by dividing the loss for the period by the weighted average number of ordinary shares during the year.

As the Company reported a net loss in 2020, 2019 and 2018, stock options have an anti-dilutive effect rather than a dilutive effect. As such, there is no difference between basic and diluted earnings/losses per ordinary share.

26.Financial risk management

The financial risks are managed centrally. The Company coordinates the access to national and international financial markets and considers and manages continuously the financial risks concerning the Company’s activities. These relate to the financial markets risk, credit risk, liquidity risk and currency risk. There are no other important risks, such as interest rate risk on borrowings, as the Company has no financial debt. The Company does not buy or trade financial instruments for speculative purposes.

Categories of financial assets and liabilities:

	Measurement category	Carrying amount
		Year Ended December 31,
(in thousands of €)		2020	2019	2018
Financial assets — non-current	FVTPL	€5,140	€2,596	€1
Research and development incentive receivables — non-current	Amortised cost	16,840	8,566	4,883
Restricted cash — non-current	Amortised cost	1,243	630	251
Trade and other receivables	Amortised cost	5,687	28,115	2,886
Financial assets—current	FVTPL	635,359	1,004,539	283,529
Research and development incentive receivables — current	Amortised cost	377	261	301
Restricted cash — current	Amortised cost	—	—	1,692
Cash and bank balances	Amortised cost	242,161	103,731	63,589
Cash equivalents	FVTPL	699,447	—	—
Cash equivalents	Amortised cost	50,001	227,551	217,451
Trade and other payables	Amortised cost	224,262	85,301	37,072

The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

Financial assets held at fair value through profit or loss

Financial assets held at fair value through profit or loss consisted of equity instruments of listed and non-listed companies and money market funds.

The Company has no restrictions on the sale of these equity instruments and the assets are not pledged under any of its liabilities. These instruments are classified as financial assets held at fair value through profit or loss which qualify for:

●	Level 1 fair value measurement with respect to current financial assets and cash equivalents based upon the closing price (net asset value) of such securities at each reporting date.
●	Level 3 fair value measurement with respect to non-current financial assets.

The market price of these financial instruments might face fluctuations and might be affected by a variety of factors, such as the global economic situation. Current financial assets and cash equivalents include collective investment funds nominated in € and $ of which the underlying investments include bonds and other international debt securities. Based on the average credit rating of the underlying instruments, amongst others, these investments are either classified as current financial assets or cash equivalents.

The maximum exposure to credit risk is the carrying amount at reporting date.

The Company carried the following assets at fair value on December 31, 2020, 2019 and 2018 respectively:

	At December 31, 2020
(in thousands of €)	Level 1	Level 2	Level 3
Non-current financial assets	€—	€—	€5,140
Current financial assets	635,359	—	—
Cash Equivalents	699,447	—	—
Assets carried at fair value	€1,334,806	€—	€5,140

	At December 31, 2019
(in thousands of €)	Level 1	Level 2	Level 3
Non-current financial assets	€—	€—	€2,596
Current financial assets	1,004,539	—	—
Assets carried at fair value	€1,004,539	€—	€2,596

	At December 31, 2018
(in thousands of €)	Level 1	Level 2	Level 3
Non-current financial assets	€—	€—	€1
Current financial assets	283,529	—	—
Assets carried at fair value	€283,529	€—	€1

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

Capital risk

The Company manages its capital to ensure that it will be able to continue as a going concern. The capital structure of the Company consists of equity attributed to the holders of equity instruments of the Company, such as capital, reserves and accumulated losses as mentioned in the consolidated statement of changes in equity. The Company makes the necessary adjustments in the light of changes in the economic circumstances, risks associated to the different assets and the projected cash needs of the current and projected research activities. On December 31, 2020, cash and cash equivalents amounted to €991.6 million and total capital amounted to €2,062.9 million. The current cash situation and the anticipated cash generation are the most important parameters in assessing the capital structure. The Company’s objective is to maintain the capital structure at a level to be able to finance its activities for at least twelve months. Cash income from existing and new partnerships is taken into account and, if needed and possible, the Company can issue new shares or enter into financing agreements.

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

The Company has a limited number of license and collaboration partners and therefore has a significant concentration of credit risk. However, it has policies in place to ensure that credit exposure is kept to a minimum and significant concentrations of credit exposure are only granted for short periods of time to high credit quality collaboration partners.

The Company applied the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all receivables. To measure the expected credit losses, receivables have been grouped based on credit risk characteristics and the days past due. The provision for expected credit losses was not significant given that there have been no credit losses over the last three years and the high quality nature of our customers.

Cash and cash equivalents and current financial assets are invested with several highly reputable banks and financial institutions. The Company holds its cash and cash equivalents mainly with different banks which are independently rated with a minimum rating of ‘A-’. The Company also holds short term investment funds in the form of money market funds with a recommended investment horizon of 6 months or shorter but with a low historical volatility. These money market funds are highly liquid investments, can be readily convertible into a known amount of cash. Since they are a basket of funds there is no individual credit risk involved. The average credit rating of the underlying instruments for the investment funds is “BBB-“ or higher.

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

Interest rate risk

The only variable interest-bearing financial instruments are cash and cash equivalents and current financial investments. Changes in interest rates may cause variations in interest income and expense resulting from short-term interest-bearing assts. Management does not expect the short-term interest rates to decrease significantly in the immediate foreseeable future, which limits the interest exposure on our cash and cash equivalents and current financial investments.

For the year ended December 31, 2020, if applicable interest rates would increase/decrease by 25 basis points, this would have a positive/negative impact of €1.5 million (compared to €2.0 million for the year ended December 31, 2019 and €0.3 million for the year ended December 31, 2018).

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

The net exposure to exchange differences of the monetary assets (being cash, cash equivalents and current financial assets) of the Company at the end of the reporting period are as follows:

	At December 31,
(in thousands of €)	2020	2019	2018
USD	1,053,803	821,916	312,831
JPY	215	488	—
GBP	39	4	2
CHF	94	1	4

On December 31, 2020, if the USD/EUR exchange rate would have increased/decreased by 10%, this would have had a negative/positive impact of €95.80 million, compared to €74.72 million and €28.44 million on December 31, 2019 and December 31, 2018, respectively. On December 31, 2020, if the exchange rate for other currencies would have increased/decreased by 10% , this would have had no significant impact.

27.Related party transactions

27.1 Relationship and transactions with subsidiaries

See note 31 for an overview of the consolidated companies of the group, which are all wholly-owned subsidiaries of argenx SE.

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

27.2 Relationship and transactions with key personnel

The Company’s key management personnel consists of the members of the management team and the members of the board of directors.

Remuneration of key management personnel

On December 31, 2020, the executive committee consisted of 9 members: Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Scientific Officer, General Counsel, Chief Medical Officer, Vice President Corporate Development and Strategy, Global Head of Quality Assurance and Global Head of Human Resources. They provide their services on a full-time basis.

On December 31, 2020, the board of directors consisted of 8 members: Peter Verhaeghe, Don deBethizy, Pamela M. Klein, David L. Lacey, Werner Lanthaler, A.A. Rosenberg, James M. Daly and Tim Van Hauwermeiren.

Only the Chief Executive Officer is a member of both the management team and the board of directors. The Chief Executive Officer does not receive any special remuneration for his board membership, as this is part of his total remuneration package in his capacity as member of the management team.

The remuneration package of the members of key management personnel comprises:

	Year Ended December 31,
(in thousands of €, except for the number of stock options)	2020		2019	2018
Remuneration of key management personnel
Short-term benefits for executive team members as a group
Gross salary	€2,842		€2,527	€2,505
Variable pay	1,322		975	1,078
Employer social security	659		813	528
Other short term benefits	137		122	125
Termination Benefits	337		470	—
Post-employment benefits for executive team members as a group	141		144	153
Cost of stock options granted in the year for executive team members as a group	37,493		21,847	13,363
Employer social security cost related to stock options	9,811		9,160	2,793
Total benefits for key management personnel	52,742		36,058	20,544
Numbers of stock options granted in the year
Executive team as a group	334,900		405,000	460,700

Remuneration of non-executive directors
Board fees and other short-term benefits for directors	355		378	355
Cost of stock options granted in the year for non-executive directors	8,384		4,330	3,271
Total benefits for non-executive board members	8,739		4,708	3,626
Numbers of stock options granted in the year
Non-executive directors	70,000	—	70,000	85,000

Other

No loans, quasi-loans or other guarantees were given by the Company or any of its subsidiaries to members of the board of directors or the executive team. We have not entered into transactions with our key management personnel, other than as described above with respect to remuneration arrangements relating to the exercise of their mandates as members of the executive team and the board of directors.

28.Contingencies

The Company is currently not facing any outstanding claims or litigations that may have a significant adverse impact on the Company’s consolidated financial position

29.Commitments

At balance sheet date, there were no commitments signed for the acquisition of property, plant and equipment. In January 2021, the Company entered into a binding lease commitment related to the envisioned relocation to a newly built office in Zwijnaarde, Belgium. Included in the binding lease commitment is a rent free period for 6 months following the completion of the building. The total future cash outflows related to this lease are as follows:

(in thousands of €)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total contractual cash flows
Lease commitments not commenced	€—	€282	€3,382	€13,247	€16,912

In February 2019, and as amended in September 2020, the Company entered into a global collaboration and license agreement with Halozyme Therapeutics, Inc. Under the terms of the agreement, the Company will pay $12.5 million per target for future target nominations and potential future payments of up to $160.0 million per selected target subject to achievement of specified development, regulatory and sales-based milestones and up to $40.0 million subject to the achievement of additional, specified sales-based milestones. This amount represents the maximum amount that would be paid if all milestones would be achieved but excludes variable royalty payments based on unit sales. In 2019, the Company exercised the option to nominate an additional target (triggering a $10.0 million development milestone payment) and initiated a Phase 1 clinical trial using Halozyme's proprietary

ENHANZE® drug delivery technology (triggering a $5.0 million development milestone payment). In 2020, the Company initiated a Phase 3 clinical trial using Halozyme’s proprietary ENHANZE® drug delivery technology (triggering a $15.0 million development milestone payment).

The Company’s manufacturing commitments with Lonza, its drug substance manufacturing contractor, relate to the ongoing execution of the biologic license application (BLA) services for efgartigimod and its manufacturing activities related to the potential future commercialisation. In December 2018, the Company signed its first commercial supply agreement with Lonza related to the reservation of commercial drug substance supply capacity for efgartigimod. In the aggregate, the Company has outstanding commitments for efgartigimod under the first commercial supply agreement of €114.0 million.

30.Audit fees

The following auditors’ fees were expensed in the income statement:

	Year Ended December 31,
Fees	2020	2019	2018

	in thousands of €
Audit fees (1)	€808	€730	€648
Audit-related fees	165	159	143
Tax and other services (2)	—	—	—
Total	€973	€889	€791

(1)	Audit services performed by Deloitte Accountants B.V. as the external auditor referred to in Section 1 of the Dutch Accounting Firms Oversight Act (Wta) as well as by the Deloitte network.
(2)	Tax and other services performed by the Deloitte network.

31.Overview of consolidation scope

The parent company argenx SE is domiciled in the Netherlands. The Company, argenx SE, has two subsidiaries, argenx BV and argenx IIP BV, based in Belgium. argenx BV has three subsidiary, argenx US, Inc., based in the United States of America, argenx Japan KK, based in Japan and argenx Switzerland SA, based in Switzerland. Details of the Company’s consolidated entities at the end of the reporting period are as follows:

Name	Registration number	Country	Participation	Main activity
argenx SE	COC 24435214	The Netherlands	100.00%	Holding company
argenx BV	0818292196	Belgium	100.00%	Biotechnical research on drugs and pharma processes
argenx IIP BV	0751809485	Belgium	100.00%	Biotechnical research on drugs and pharma processes
argenx US, Inc.	36-4880497	USA	100.00%	Pharmaceuticals and pharmacy supplies merchant wholesalers
argenx Switzerland, SA	CH-660.3.799.020-7	Switzerland	100.00%	Pharmaceuticals and pharmacy supplies merchant wholesalers
argenx Japan KK	0104-01-145183	Japan	100.00%	Pharmaceuticals and pharmacy supplies merchant wholesalers
9.

32.Events after the balance sheet date

On January 6, 2021, argenx and Zai Lab announced a Strategic Collaboration for efgartigimod in Greater China, expected to allow the Company to more rapidly advance new potential indications into clinical development each year and grants Zai Lab the exclusive rights to develop and commercialize efgartigimod in Greater China. Zai Lab will recruit Chinese patients to argenx’s registrational trials for the development of efgartigimod and will allow argenx to accelerate efgartigimod development by initiating multiple Phase 2 proof-of-concept trials in new autoimmune indications.

Under the terms of the agreement, the Company will receive up to $175 million in collaboration payments, comprised of a $75 million upfront payment in the form of 568,182 newly issued Zai Lab shares calculated at a price of $132 per share, $75 million as guaranteed non-creditable, non-refundable payment, and an additional $25 million milestone payment upon approval of efgartigimod in the U.S. The Company is also eligible to receive tiered royalties (mid-teen to low twenties on a percentage basis) based on annual net sales of efgartigimod in Greater China.

In January 2021, the Company entered into a binding lease commitment in relation to the envisioned relocation to a newly built office for an annual base rent of €1.7 million which would be operational in the second quarter of 2023, and has an initial term of 10.5 years. Included in the binding lease commitment is a rent free period for 6 months following the completion of the building.

On February 5, 2021, argenx SE announced the closing of their global offering of 3,125,000 of its ordinary shares through a global offering which consisted of (i) a public offering of 1,608,000 ADSs in the U.S. and certain other countries outside the European Economic Area (EEA) at a price of $320.00 per ADS, before underwriting discounts and commissions, and offering expenses; and (ii) a concurrent private placement of 1,517,000 ordinary shares in the European Economic Area at a price of €265.69 per share, before underwriting discounts and commissions, and offering expenses. On February 4, 2021, the underwriters of the offering exercised their over-allotment option to purchase 468,750 additional ADSs in full. As a result, the Company received €954.8 million in gross proceeds from the offering, decreased by €46.8 million of underwriter discounts and commissions, and offering expenses, of which €46.5 million is expected to be deducted from equity. The total net cash proceeds from the offering amounted to €908.0 million.

(This page has been left blank intentionally.)