Form 20-F
period 2024-12-31
ARGENX SE
filed 2025-03-20
CIK 1697862

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 20-F
(Mark One)
☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from __________ to __________
OR
☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________
Commission file number 001-38097

ARGENX SE
(Exact name of registrant as specified in its charter and translation of Registrant’s name into English) The Netherlands
(Jurisdiction of incorporation or organization) Laarderhoogtweg 25 1101 EB, Amsterdam, The Netherlands
(Address of principal executive offices) Tim Van Hauwermeiren argenx BV Industriepark Zwijnaarde 7, Building C 9052 Zwijnaarde(Ghent) Belgium +31(0)10 70 38 441 TVanHauwermeiren@argenx.com
(Name, telephone, e-mail and/or facsimile number and address of company contact person) Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class:	Trading	Name of each exchange on which registered:
Symbol:
American Depositary Shares, each representing one ordinary share with a nominal value of €0.10 per share	ARGX	Nasdaq Global Select Market
Ordinary shares with a nominal value of €0.10 per share*	Nasdaq Global Select Market*
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
As of December 31, 2024
60,760,957 ordinary shares were outstanding, including ordinary shares represented by American Depositary Shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter)
during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,”
“accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section
404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

International Financial Reporting Standards as issued
U.S. GAAP ☐	by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐ No ☐

ii

iii

iv

Introduction
Unless otherwise indicated, “argenx,” “argenx SE,” “the Company,” “our company,” “we,” “us”, “our” our “Group”
refer to argenx SE and its consolidated subsidiaries.
We own various trademark registrations and applications, and unregistered trademarks, including but not limited to
VYVGART®, VYVGART HYTRULO™, VYVDURA®, ARGENX™, ABDEG™, NHANCE™, SIMPLE
ANTIBODY™, ARGENXMEDHUB™, MG UNITED™, SHINING THROUGH CIDP™ and our corporate logo.
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
VYVGART® (efgartigimod alfa) (VYVGART) has been approved in the U.S., Japan, the European Union (the EU), the
United Kingdom (UK), Switzerland, Israel, mainland China (Mainland China), Canada, South Korea and United Arab
Emirates for the intravenous treatment of generalized myasthenia gravis (gMG). We have now commercialized
VYVGART in the U.S., several countries in the EU, Japan, Mainland China (through our partner Zai Lab Ltd (Zai Lab)),
Israel (through our Medison Pharma Ltd. (Medison)) and Canada.
VYVGART is now also approved and launched in Japan for the treatment of ITP.
VYVGART subcutaneous (SC) (efgartigimod alfa + hyaluronidase qvfc) (VYVGART SC) has been approved in the
U.S. and China as VYVGART HYTRULO™ (VYVGART HYTRULO), in Japan as VYVDURA® (VYVDURA) and in
the EU and the UK as VYVGART for the treatment of gMG. VYVGART SC has also been approved in Israel for the treatment of gMG. We have now commercialized VYVGART SC for gMG in the U.S. and China (as VYVGART
HYTRULO), in Japan (as VYVDURA) and in several countries in the EU (as VYVGART). Pricing and reimbursement discussions for VYVGART SC remain ongoing in multiple other countries, including more countries in the EU.
VYVGART SC has now also been approved in the U.S., China and Japan for the treatment of chronic inflammatory demyelinating polyneuropathy (CIDP). We have now commercialized VYVGART SC for CIDP in the U.S. and China
(as VYVGART HYTRULO) and in Japan (as VYVDURA).
For both VYVGART and VYVGART SC, we are aiming for further approvals and we are working to expand commercialization in other jurisdictions.
Unless otherwise specified, references in this Annual Report to VYVGART should be read as references to VYVGART and/or VYVGART SC, including VYVGART HYTRULO in relation to the U.S. and China, VYVGART in relation to the EU and the UK and VYVDURA in relation to Japan, depending on the context.
Our consolidated financial statements are prepared in accordance with the IFRS® Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
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
Cautionary Statement with Respect to Forward-Looking Statements
This Annual Report contains certain forward-looking statements. A forward-looking statement is any statement that does not relate to historical facts or events or to facts or events as of the date of this Annual Report or that are derived from our management’s beliefs and assumptions based on information currently available to our management. Forward-
looking statements are generally identified by the use of forward-looking words, such as “anticipate”, “aspire”,
“believe”, “can”, “continue”, “could”, “estimate”, “expect”, “entail”, “hope”, “intend”, “is designed to”, “look forward to”, “may”, “might”, “objective”, “plan”, “potential”, “pursue”, “project”, “predict”, “seek”, “should”, “target”, “will” or other or comparable variations or the negative of such terms, or by discussion of strategy, plans, objectives, goals, future

v

events or intentions, although not all forward-looking statements contain these identifying words. These statements relate to our future results of operations and financial positions, prospects, developments, growth, business strategies, plans and our objectives for future operations, results of clinical trials and regulatory approvals, and are based on analyses or forecasts of future developments and estimates of amounts not yet determinable. These forward-looking statements represent the view of management only as of the date of this Annual Report, and we expressly disclaim any obligation or undertaking to update, review or revise forward-looking statements (whether as a result of new information, future developments or otherwise), except as may be otherwise required by applicable law. The forward-looking statements in this Annual Report involve known and unknown risks, future events, assumptions, uncertainties and other factors that could cause our actual future results of operations and financial positions, prospects, developments, growth, business strategies, plans and our objectives for future operations, results of clinical trials and regulatory approvals to differ materially from those forecasted or suggested herein.
Forward-looking statements include, but are not limited to, statements about:
•the initiation, timing, progress, development and results of clinical trials of our product candidates, including new indications, alternative dosing regimens, treatment modalities, and methods of administration, including statements regarding when results or interim analysis of the clinical trials will be available or made public;
•the expansion of our business, including the further development of our sales and marketing abilities and our IIP, and the value of our pipeline;
•the potential attributes, benefits, and side effects of our products and product candidates, including new indications, alternative dosing regimens and treatment modalities, and their competitive position with respect to other alternative treatments;
•our ability to advance product candidates into, and successfully complete, clinical trials;
•our estimates of the number of patients who suffer from the diseases we are targeting and the number of patients that will enroll in our clinical trials;
•the demand and commercialization of our products and product candidates, including new indications, alternative dosing regimens, treatment modalities, and methods of administration, if approved;
•the anticipated timing or likelihood of market or regulatory decisions relating to or of our products, including new indications, alternative dosing regimens, treatment modalities, and methods of administration;
•the anticipated pricing and reimbursement of our products and product candidates, if approved;
•our plans to have various programs to help patients afford our products, including patient assistance and co-pay coupon programs for eligible patients;
•our ability to establish sales, marketing and distribution capabilities for any of our products and product candidates that achieve regulatory approval;
•our regulatory strategy and our ability to establish and maintain manufacturing arrangements for our products and product candidates;
•the scope and duration of protection, including any exclusivity period, we are able to establish and maintain for intellectual property rights covering our products and product candidates, platform and technology, including our intention to seek patent term extensions where available;
•our estimates regarding expenses, future revenues, cash flow, capital requirements and our needs for additional financing;
•our expectation that we will benefit from the Belgian innovation income deduction;
•our financial performance, including potential volatility in the price of our ordinary shares and ADSs;
•the competition we face in our drug discovery, development, and commercialization efforts;

vi

•the rate and degree of market acceptance of our products and product candidates, if approved;
•the potential benefits of our current collaborations, including the possibility to access partner technology platforms or capabilities;
•our plans and ability to enter into or maintain current collaborations for additional programs or product candidates;
•our plans and ability to enter into or maintain current new distribution partnerships;
•our long-term growth strategy to develop and market additional products and product candidates, including efgartigimod for new indications, empasibrubart and ARGX-119;
•the impact of government laws and regulations on our business;
•our expectations with respect to the timing and amount of any dividends (if any);
•our plans regarding our supply chain, including our reliance on third parties, including contract manufacturing organizations (CMOs); and
•our business strategies, plans, projects, goals and targets and the timing, outcomes and benefits thereof.
These include changes in general economic and business conditions. You should refer to ”Item 3.D — Risk Factors” of this Annual Report for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
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

vii

Summary Risk Factors
Our ability to implement our business strategy is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully below. These risks include, among others:
•The commercial success of our products and product candidates, including in new indications or methods of administration, will depend on the degree of market acceptance.
•We face significant competition for our drug discovery and development efforts.
•We will face significant challenges in successfully commercializing our products and additional product candidates after they are launched.
•Our products and product candidates for which we have obtained or intend to seek approval as biological products, including for new indications, may face biosimilar competition.
•Enacted and future legislation could impact demand for our products which could impact our business and future results of operations.
•We are subject to government pricing laws, regulation and enforcement. These laws affect the prices we may charge the government for our products and the reimbursement our customers may obtain from the government. Our failure to comply with these laws could harm our results, operations and/or financial conditions.
•We may not obtain or maintain adequate pricing and coverage or reimbursement status for our products and product candidates.
•If we fail to obtain orphan drug designation or we do not have valid and enforceable patents covering our products and their uses and product candidates and fail to obtain and/or maintain orphan drug exclusivity for our products or product candidates, our competitors may be able to sell products to treat the same conditions and our revenue may be reduced.
•Failure to successfully identify, select and develop our products in other indications, or additional products or product candidates could impair our ability to grow.
•Failure to successfully develop or obtain marketing approval for our products and product candidates could negatively impact our business.
•Certain of our clinical trials have not succeeded, and may in the future also not succeed, and even if they succeed, we may not obtain regulatory approval for our products or product candidates or regulatory approval may be delayed.
•If we decide to pursue accelerated approval for any of our product candidates, it may not lead to faster development or regulatory review or approval and we may still need to conduct additional clinical trials, which could increase the expense of obtaining, if at all, necessary marketing approvals.
•Our products and product candidates may have serious adverse, undesirable or unacceptable side effects, and we or others may identify undesirable or unacceptable side effects caused by any of our products or product candidates before and after they have received marketing approval.
•If our target patient population is smaller than expected, we are unable to successfully enroll and retain patients in our clinical trials, or experience significant delays in doing so, we may not realize the full commercial potential of any products or product candidates.
•We rely, and expect to continue to rely, on third parties to conduct some of our research activities and clinical trials and for parts of the development and commercialization of our existing and future research programs, products and product candidates. If our relationships with such third parties are not successful, our business may be adversely affected.

viii

•Disruptions caused by our reliance on third parties for our manufacturing process may delay or disrupt our business, product development and commercialization efforts.
•Accuracy and timing of our financial reporting is partially dependent on information received from third-party partners, which we do not control.
•We and our third-party manufacturers and suppliers may become exposed to liability, fines, penalties or other sanctions and substantial expenses in connection with environmental compliance or remediation activities.
•We are subject to healthcare laws, regulation and potential enforcement. The failure to comply with these laws could harm our results, operations and/or financial conditions.
•Our performance tracked by our Environmental, Social and Governance metrics is subject to risks and the outcomes may not achieve the anticipated benefits or align with new regulations and stakeholders’ expectations.
•We expect to increase our expenses for the foreseeable future, and we may not be able to raise additional capital, be profitable or sustain net profitability in the future in order to fund our operations.
•We may become exposed to costly and damaging liability claims and other litigation.
•Our business and operations could suffer in the event of system failures or unauthorized or inappropriate use of or access to our systems.
•We are highly dependent on public perception of our products.
•We may be unable to adequately maintain, enforce or protect our intellectual property rights in products, product candidates and platform technologies which could adversely affect our ability to maximize the value for patients in our marketed products and product candidates.
•Intellectual property litigation could lead to substantial resource diversion or issued patents could be found invalid, not infringed, or unenforceable if challenged in the applicable patent office or court.
•Our future growth and ability to compete depends on maintaining our culture, retaining our key personnel and recruiting additional qualified personnel.
•Global geo- and socio-political threats and macro-economic uncertainty and other unforeseen political crises could materially and adversely affect our business and financial performance.
•Holders of our ADSs have fewer rights than our ordinary shareholders.
•The price of our ADSs may be volatile and may fluctuate due to factors beyond our control. An active public trading market may not be sustained.
•Claims of U.S. civil liabilities may not be enforceable against us or the members of our Senior Management Team and our Board of Directors.
•As a foreign private issuer, we are exempt from various rules and regulations that a U.S. domestic public company would be required to follow, including those requirements under U.S. securities laws and Nasdaq listing standards.
•We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
•If we were to be classified as a passive foreign investment company for U.S. federal income tax purposes, this could result in adverse U.S. tax consequences to certain U.S. holders.

PART I
ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.      KEY INFORMATION
A.      [RESERVED]
B.      CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C.      REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D.      RISK FACTORS
Our business faces significant risks, including those described below. You should carefully consider all of the information set forth in this Annual Report and in our other filings with the SEC, including the following risk factors which we face and are faced by our industry. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs. These are not the only risks argenx faces. Additional risks and uncertainties not presently known to argenx or that it currently considers immaterial or not specific may also impair its business, results of operation and financial condition. This report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors including the risks described below and elsewhere in this Annual
Report and our other SEC filings. See “Cautionary Statement with Respect to Forward-Looking Statements”.
Risk Factors Related to Commercialization of argenx’s Products and Product Candidates, Including for New
Indications
The commercial success of our products and product candidates, including in new indications or methods of administration, will depend on the degree of market acceptance.
Our products and product candidates, including for new indications or methods of administration, if and when approved and available on the market, may never achieve an adequate level of acceptance by physicians, patients, the medical community, or healthcare payors for us to be profitable or sustain net profitability in the future. This will depend on a number of factors, many of which are beyond our control, including, but not limited to:
•consumer perceptions or publicity regarding our business or the efficacy, safety and quality of the products and product candidates in our profile, our clinical trials for new indications, or any similar products distributed by other companies, and the prevalence and severity of any adverse effects discovered before or after marketing approval has been received;
•approval may be for indications, dosage and methods of administration or patient populations that are not as broad as intended or desired;
•changes in the standard of care for the targeted indications for any product and product candidate;
•relative availability, cost, and convenience of alternative approved therapies;
•labeling may require significant use or distribution restrictions or safety warnings;

•acceptance by physicians, public health bodies, patients and healthcare payors of each product as safe, effective and cost-effective; and
•patients continued commitment required to receive periodic in-center infusions.
In addition, because we are developing our products and product candidates for the treatment of different indications, negative results in a clinical trial evaluating the efficacy and safety of a product or product candidate for one indication, including by one of our competitors, could negatively impact the perception of the efficacy and safety of such product or product candidate in a different indication, which could have an adverse effect on our reputation, commercialization efforts and financial condition.
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
Competition in the autoimmune field is intense and involves multiple mAbs, other biologics and small molecules either already marketed or in development by many different companies including, but not limited to, large pharmaceutical companies such as AbbVie, Inc. (AbbVie), Amgen, Inc. , Biogen Inc. , GlaxoSmithKline plc , F. Hoffman-La Roche AG
(Roche) and Janssen Pharmaceuticals, Inc. now part of Johnson & Johnson Innovation, Inc. (Johnson & Johnson). In
addition, these and other pharmaceutical companies have mAbs or other biologics in clinical development for the treatment of autoimmune diseases.
Currently, our commercial revenue is generated by VYVGART and VYVGART SC in gMG, CIDP and ITP (Japan
only). We face and expect to continue to face intense competition from other biopharmaceutical companies, who have launched or are developing products for the treatment of gMG and/or CIDP and other autoimmune diseases, including products that are in the same class as VYVGART, as well as products that are similar to some of our product candidates.
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
Regeneron Pharmaceuticals, Inc., Alnylam Pharmaceuticals, Inc., Sanofi S.A. and Johnson & Johnson, among others, are developing drugs that may have utility for the treatment of myasthenia gravis (MG) and/or CIDP. Any negative side effects or safety concerns from one of our competitors’ products may adversely affect our business.
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
The commercialization of VYVGART in new indications or other product candidates once approved, or entrance of any of our products or product candidates into new markets will require us to further expand our sales and marketing organization, enter into collaboration arrangements with third parties, outsource certain functions to third parties, or use some combination of each. We have built, and continue to expand, our sales forces in certain of the countries where
VYVGART is approved and plan to further develop our sales and marketing capabilities to promote our products, and product candidates, including new indications, if and when marketing approval has been obtained in other relevant jurisdictions.
Even if we successfully expand our sales and marketing capabilities, either on our own or in collaboration with third parties, we may fail to launch or market our products effectively. Recruiting and training a specialized sales force is expensive and the costs of expanding an independent sales, marketing and/or promotion organization could be greater than we anticipate. We could further encounter difficulties in our sales or marketing, due to regulatory actions, shut-
downs, work stoppages or strikes, approval delays, withdrawals, recalls, penalties, supply disruptions, shortages or stock-outs at our facilities or third-party facilities that we rely on, reputational harm, the impact to our facilities due to pandemics or natural or man-made disasters, including as a result of climate change, product liability, and/or unanticipated costs. In addition, recruiting and training a sales force is time-consuming and could delay any product launch. In the event that any such launch is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.
We have entered into distribution agreements with Medison, Zai Lab, Genpharm and Handok to perform sales and marketing services in Israel, Central and Eastern Europe, Mainland China, the Gulf Cooperation Council and South
Korea, respectively. Under these agreements, our product revenues or the profitability of these product revenues could be lower than if we were to market and sell the products that we develop ourselves. Such distribution agreements may place the commercialization of our products outside of our control, including over the amount or timing of resources that our distribution partners devote to our products. Furthermore, our distributors’ willingness or ability to comply with and complete their obligations under our arrangements may be adversely affected by business combinations or significant changes in our distributors’ business strategies. In addition, we may not succeed in entering into arrangements with third parties to sell and market our products or may be unable to do so on terms that are favorable to us.
Our products and product candidates for which we have obtained or intend to seek approval as biological products, including for new indications, may face biosimilar competition.
In the U.S., the Biologics Price Competition and Innovation Act (BPCIA) created an abbreviated approval pathway for biological products that are demonstrated to be “biosimilar” to or interchangeable with a U.S. FDA-licensed reference biological product. However, during the 12-year regulatory exclusivity period applicable to reference biological products, another company may still market a competing version of the reference product if the FDA approves a full
BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-
controlled clinical trials of their product.
We believe that any of our product candidates approved as a biological product under a BLA in the U.S. should qualify for the Biologics Price Competition and Innovation Act 12-year period of exclusivity, as is the case with VYVGART and VYVGART HYTRULO. The base regulatory exclusivity period for VYVGART and VYVGART HYTRULO is expected to extend until December 2033 in the U.S. whereas regulatory protection in the EU is expected to expire in
August 2032 in the EEA and March 2033 in the UK. However, in the U.S., there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for competition by biosimilar products sooner than anticipated. The same applies to the EU, as there is also a risk that this exclusivity could be shortened due to legislative actions.
We are aware that some of our competitors may be actively developing competing or biosimilar products for
VYVGART and VYVGART HYTRULO, including for CIDP, for which VYVGART HYTRULO received FDA approval in 2024. It is possible our competitors will be successful in developing biosimilar or interchangeable products for our products and product candidates, and the approval of such competing products may lead to substantial competition in the market, a decrease in sales, or force us to make VYVGART or VYVGART HYTRULO available at lower prices due to competitive pressures. Moreover, an interchangeable biosimilar product, once approved, may be substituted under existing state laws for any one of our reference products. In addition, the Further Consolidated
Appropriations Act, 2020, which incorporated the framework from the Creating and Restoring Equal Access To
Equivalent Samples (CREATES) legislation, allows biosimilar developers to obtain access to reference biological products, which may facilitate the development of biosimilars to our products. If competing or biosimilar products are approved, the market position of our products for existing and recently approved indications may be adversely affected.
In the EU, biosimilars are evaluated for marketing authorization pursuant to a set of general and product class-specific guidelines and in coming years, the European Commission may further revise relevant legislation and lessen the amount of data and market exclusivity available for medicinal products. In addition, some EU Member States have adopted, or are considering the adoption of, biosimilar uptake measures or may impose automatic price reductions upon market entry of one or more biosimilar competitors. While the degree of competitive effects of biosimilar competition among EU
Member States may vary, continuation of policies promoting biosimilar products in the EU and in EU Member States could erode market share or introduce competitive pricing pressures for our products and product candidates.
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
In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs in general and the cost of pharmaceuticals in particular. The IRA, enacted in August 2022, allows, among other things, the HHS to directly negotiate the price of a statutorily specified number of high-expenditure drugs and biologics each year that the CMS reimburses under Medicare Part B and Part D. In August 2023, CMS announced the first 10 Part D selected drugs for negotiation, with maximum fair prices taking effect in 2026. In January
2025, CMS announced an additional 15 Part D drugs selected for negotiation, with maximum fair prices taking effect in
2027. Negotiations for Medicare Part B products will begin in 2026 with the negotiated price taking effect in 2028. The
Medicare drug price negotiation program is currently subject to legal challenges and we cannot predict the outcome of those cases. At this time, the Trump administration is continuing to implement the IRA and to defend the law in litigation.
The IRA also penalizes drug manufacturers that increase prices of Medicare Part D and Part B drugs at a rate greater than the rate of inflation relative to a benchmark period. The IRA also capped out-of-pocket spending for Medicare Part
D enrollees and made other Part D benefit design changes beginning in 2024. Beginning in 2025, the IRA eliminated the coverage gap (and the Coverage Gap Discount Program), lowered the enrollee maximum out-of-pocket cost to $2,000, and established a new manufacturer discount program, which requires manufacturers to provide discounts on their applicable drugs equal to 10% in the initial phase, and 20% in the catastrophic phase of the Part D benefit. Although these discount percentages are lower than coverage gap discounts, the new catastrophic phase discounts could be considerable for certain high-cost drugs and may exceed those coverage gap discounts previously provided. These Part D design changes also increase costs to Part D plans and may incentivize Part D plans to exclude certain drugs from their formularies, which could affect the supply, demand, and pricing of our product and product candidates.
The HHS has and will continue to issue and update guidance and rulemaking as these IRA programs are implemented.
We cannot predict how the HHS will interpret the IRA in the future, or whether the U.S. Congress will enact legislation that amends the law. However, at this time, the Trump administration is continuing to implement the IRA. Manufacturers that fail to comply with the IRA may be subject to significant penalties, including civil monetary penalties and excise taxes. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in ACA (as defined below) marketplaces through plan year 2025. Thus, while the full economic impact of IRA is unknown at this time, the law’s passage is likely to affect the pricing of our products and product candidates. The adoption of restrictive price controls in new jurisdictions, more restrictive controls in existing jurisdictions, the adoption of these lower prices by commercial payors, or the failure to obtain or maintain timely or adequate pricing could also adversely impact revenue. We expect pricing pressures will continue globally.
Further, at the U.S. state level, legislatures are increasingly enacting laws and implementing regulations designed to control pharmaceutical and biological product pricing, including price or reimbursement constraints, discount requirements, price transparency reporting, and programs designed to encourage importation from other countries and bulk purchasing. States are also enacting laws modeled on federal policies, such as the IRA and the 340B drug discount program. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, including pharmaceuticals, which could result in reduced demand for our products and product candidates or additional pricing pressures. It is too early to predict whether and how the policies and priorities of the new U.S. presidential administration could materially impact the regulation governing our products and product candidates.
The EU, on the other hand, has reopened the entire legislative framework for medicinal products. On April 26, 2023, the
European Commission has published its proposal for a new directive (COM/2023/192 final) and a new regulation
(COM/2023/193 final), which would revise and replace the existing general pharmaceutical legislation, including e.g.,
Directive 2001/83/EC, as well as Regulations (EC) No. 726/2004, No. 141/2000, or No. 1901/2006 (EU Pharmaceutical
Legislation). This proposal is currently undergoing the ordinary legislative procedure in the European Parliament and
Council of the European Union and is therefore still subject to changes. If at all, the EU Pharmaceutical Legislation is expected to be implemented at the earliest in the next few years. Prevention and mitigation of medicine shortages, simplification of the market entry of generics and biosimilars, the reduction of the regulatory burden (e.g., by increased digitalization) and the implementation of a new regime for data and / or market exclusivity (e.g., by reducing the minimum period while introducing factors that, if met, prolong protections for MA holders) are among the major objectives pursued by the European Commission. Pending the outcome of the legislative procedure, the impact could be positive with respect to certain regulatory processes. There could, however, also be a negative impact on innovative pharma and biotech companies such as argenx due to shorter baseline regulatory and orphan exclusivities if the proposal is not amended.
Following its exit from the EU, the UK is not required to reflect future changes to EU Pharmaceutical Legislation in its own domestic regulatory regime (subject to ongoing alignment in respect of pharmaceuticals marketed in Northern
Ireland). However, other legislative and regulatory changes to the healthcare systems that could affect our future results of operations are possible.
We are subject to government pricing laws, regulation and enforcement. These laws affect the prices we may charge the government for our products and the reimbursement our customers may obtain from the government. Our failure to comply with these laws could harm our results, operations and/or financial conditions.
In the U.S., we are required to participate in various government programs for our products to be reimbursed or purchased by the federal government. We participate in programs such as the Medicaid Drug Rebate Program, the 340B drug discount program, Medicare Part B, Medicare Part D and the U.S. Department of Veterans Affairs Federal Supply
Schedule pricing program. The requirements vary by program, but we are, among other things, required to enter into agreements with and calculate and report prices and other information to certain government agencies, charge no more than statutorily mandated ceiling prices and calculate and pay rebates and refunds for certain products.
The calculations are complex and are often subject to interpretation by us, governmental agencies and the courts. If we determine that the prices we reported were in error, we may be required to restate those prices and pay additional rebates or refunds to the extent we understated the rebate or overcharged the government due to the error. Additionally, there are penalties associated with submission of incorrect pricing or other data by the specified deadline, as well as potential allegations under the False Claims Act and other laws and regulations.
Recently enacted legislation in the U.S. has imposed additional rebates under government programs. For example, effective January 1, 2024, under the American Rescue Plan of 2021, the cap on Medicaid drug rebates at 100 percent of the average manufacturer price was eliminated, which may require pharmaceutical manufacturers to pay more in
Medicaid rebates than they receive on the sale of products. In addition, the Infrastructure Investment and Jobs Act, effective January 1, 2023, requires manufacturers of certain single-source drugs (including biologics and biosimilars)
separately paid for under Medicare Part B for at least 18 months and marketed in single-dose containers or packages
(known as refundable single-dose containers or single-use package drugs) to provide refunds for discarded units that exceed a defined applicable percentage. Manufacturers that fail to pay such refunds shall be subject to civil monetary penalties. This requirement applies to VYVGART, and potentially other of our products in the future. As a result, we owe refunds to CMS starting this year. Although we will evaluate options to reduce the amount of refunds owed, pursuing any such actions will be time-consuming and costly. Even if we invest resources to reduce the amount of refunds owed to CMS, it is possible that we will be delayed or unsuccessful in achieving a reduction worthy of our investment.
Maintaining compliance with these government price reporting and discounting obligations is time-consuming and costly, and a failure to comply can result in substantial fines, penalties, all of which could adversely impact our financial results.
We may not obtain or maintain adequate pricing and coverage or reimbursement status for our products and product candidates.

Sales of VYVGART and VYVGART SC and our product candidates, if approved, will depend, in part, on the extent to which third-party payors, including government health programs in the U.S. (such as Medicare Parts B and D and
Medicaid) and other countries, commercial health insurers, and managed care organizations, provide coverage and establish adequate reimbursement levels for such products and product candidates. Patients generally rely on third-party payors to reimburse all or part of the associated healthcare costs, and are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products.
In the U.S., no uniform policy of coverage and reimbursement for products exists among commercial third-party payors.
Commercial third-party payors decide which products they will pay for and establish reimbursement levels, often relying upon Medicare coverage policy and payment limitations. However, decisions regarding the extent of coverage, formulary tier placement, utilization management requirements (including step therapy), and the amount of reimbursement to be provided for any product candidate that we develop through approval will be made on a plan-by-
plan basis. Even under U.S. government healthcare programs such as Medicare and Medicaid, coverage and reimbursement policies can vary significantly. Medicare Part D is administered by commercial insurance companies under contract with the CMS, and their coverage and reimbursement policies may vary, subject to certain statutory and regulatory requirements. Additionally, Medicaid programs vary from state to state in their coverage policies and reimbursement rates, subject to certain federal requirements. Further, from time to time, typically on an annual basis, payment rates are updated and revised by third-party payors. Such updates could impact the demand for our products, to the extent that patients who are prescribed our products, if approved, are not separately reimbursed for the cost of the product.
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
Moreover, coverage policies and third-party payor reimbursement rates may change at any time. Therefore, even if favorable coverage and reimbursement status is attained for one or more products for which we receive marketing approval in one or more indications, less favorable coverage policies and reimbursement rates may be implemented in the future. For instance, even though favorable coverage and reimbursement status has been attained for VYVGART for the treatment of gMG in the U.S., access to VYVGART for any other indication may be reduced or restricted by limited payor coverage due to treatment criteria, which may prevent us from realizing its full commercial potential. In addition, the coverage and reimbursement levels for our products for the treatment in one indication may have an adverse impact on the coverage and reimbursement levels of such products or product candidates in other indications for which marketing approval has previously been or may subsequently be obtained. Inadequate coverage or reimbursement may diminish or prevent altogether any significant demand for our products and/or may prevent us entirely from entering certain markets or indications, which would prevent us from generating significant revenues or sustaining net profitability in the future, which would adversely affect our business, financials and results of operations.
In many foreign countries, pricing, coverage, and level of reimbursement of prescription drugs are subject to governmental control, and we and our collaborators may be unable to obtain coverage, pricing, and/or reimbursement on terms that are favorable to us or necessary for us or our collaborators to successfully commercialize our marketed products in those countries. In some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country, and may take into account the clinical effectiveness, cost, and service impact of existing, new, and emerging drugs and treatments. For example, the EU provides options for EU Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. An EU Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Our results of operations may suffer if we or our collaborators are unable to market our products in foreign countries or if coverage and reimbursement for our marketed products in foreign countries is limited or delayed.
If we fail to obtain orphan drug designation or we do not have valid and enforceable patents covering our products and their uses and product candidates and fail to obtain and/or maintain orphan drug exclusivity for our products or product candidates, our competitors may be able to sell products to treat the same conditions and our revenue may be reduced.
We have and may from time to time seek orphan drug designation in the U.S., Japan, or the EU for certain indications addressed by our products and product candidates. With regard to these designations or future designations we may obtain, we may not be the first to obtain marketing approval of these drugs for such indication due to the uncertainties associated with developing therapeutic products, and we may not obtain orphan exclusivity upon approval. In addition, exclusive marketing rights in the U.S. may be limited if we seek approval for an indication broader than the orphan-
designated indication, or may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties or different principal molecular structural features can be approved for the same condition. Even after an orphan drug is approved, the MHRA, the EMA, the FDA, the MHLW (collectively, the Relevant Regulatory Authorities) or other comparable regulatory authorities can subsequently approve the same drug with the same principal molecular structural features for the same condition if the regulator concludes that the later drug is safer, more effective, or makes a major contribution to patient care.
Further, in the U.S., a September 2021 Eleventh Circuit decision in Catalyst Pharmaceuticals, Inc. vs. Becerra regarding interpretation of the Orphan Drug Act exclusivity provisions as applied to drugs approved for orphan indications narrower than the drug’s orphan designation could significantly broaden the scope of orphan drug exclusivity for such products. In January 2023, the FDA, however, issued a Federal Register notice clarifying its approach to orphan drug exclusivity following the Catalyst decision. Consistent with the court’s decision, the FDA set aside its approval of the drug at issue in the case, but announced that, while complying with the court’s order in Catalyst, the FDA intended to continue to apply its regulations tying the scope of orphan-drug exclusivity to the uses or indications for which a drug is approved to matters beyond the scope of that order. Legislation has also been introduced that may reverse the Catalyst decision but its passage is uncertain at this time.
Risk Factors Related to the Development and Clinical Testing of argenx’s Products and Product Candidates
Failure to successfully identify, select and develop our products in other indications, or additional products or product candidates could impair our ability to grow.
Our long-term growth strategy entails developing and marketing additional products and product candidates, including efgartigimod for new indications, empasibrubart and ARGX-119. This requires substantial resources, whether or not any product candidates or new indications are ultimately identified. The success of this strategy depends partly upon our ability to identify, select, develop, and ultimately, commercialize promising product candidates. We are heavily dependent on precise, accurate and reliable scientific data to identify, select and develop promising product candidates and products. Our business decisions may therefore be adversely influenced by inaccurate, improper or fraudulent scientific data, including data sourced from third parties. Even with accurate scientific data, our technology platforms may fail to discover and to generate additional products and products candidates, that are suitable for further development.
Even if we identify additional product candidates, they may not be suitable for clinical development as a result of harmful side effects, limited efficacy or other characteristics that indicate that it is unlikely to be a product that will receive approval by the Relevant Regulatory Authorities, and other comparable regulatory authorities or achieve market acceptance. For example, we have previously announced that certain clinical trials did not meet their primary endpoints.
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
Obtaining regulatory approval for our products and product candidates is inherently uncertain. To obtain the requisite regulatory approvals to market and sell any of our products and product candidates, we or our collaborators for such candidates must successfully demonstrate that our products are safe and effective in humans. Clinical trials are expensive and can take many years to complete, and their outcome is inherently uncertain. Further, success in early clinical trials or in one indication does not guarantee success in later clinical trials or in other indications.
Failure to successfully develop or obtain marketing approval for our products and product candidates could negatively impact our business.
The time required to obtain approval by the Relevant Regulatory Authorities and other comparable regulatory authorities is unpredictable but typically takes many years, if obtained at all, following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion or interpretation of the regulatory authorities. This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market any of our product candidates, including for new indications. We may experience delays in our ongoing or planned clinical trials, for a large variety of reasons outside our control in complying with regulatory approvals which can adversely affect the timing of clinical trials, including as described in “Item 3.D. — Risk Factors —

Risk Factors Related to Other Government Regulations — All aspects of our business ranging from preclinical, clinical trials, marketing and commercialization are highly regulated and any delay by relevant regulatory authorities could jeopardize our development and approval process or result in other suspensions, refusals or withdrawal of approvals.”
In addition, ongoing efforts by the Trump administration to limit the size of the FDA and other agencies of HHS, including through reductions in staff, may further increase the unpredictability in approval timelines for our products and product candidates. For example, on February 11, 2025, President Trump issued an executive order on workforce optimization, seeking to reduce the size of the federal workforce through large-scale reductions in force and by placing limitations on the number of new employee hires. Whether this executive order and other similar Trump administration efforts to reduce the federal work force will have an adverse effect on FDA’s ability to timely review drug and biologic product applications remains uncertain.
If we are unable to obtain regulatory approval of our products and product candidates on a timely basis or at all, our business, financial operations and/or financial condition may be impacted.
Certain of our clinical trials have not succeeded, and may in the future also not succeed, and even if they succeed, we may not obtain regulatory approval for our products or product candidates or regulatory approval may be delayed.
Certain of our clinical trials have not succeeded, and may in the future also not succeed. We could experience operational challenges as we undertake an increasing number of clinical trials, including those conducted in countries outside the EU, UK and the U.S. that may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-EU, non-UK and non-U.S. contract research organizations (CROs), as well as expose us to risks associated with clinical investigators and institutions who apply different standards of diagnosis, screening and medical care or are otherwise unfamiliar with standards and requirements imposed by the Relevant Regulatory Authorities.
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
Even if clinical trials are initiated, our development efforts may not be successful. Even if we obtain positive results from preclinical trials or initial clinical trials, we may not achieve the same success in future clinical trials, which may negatively impact the price of our ordinary shares or ADSs.
Regulatory approval of our products or product candidates may be delayed or refused for many reasons, including for reasons outside our control such as:
•the Relevant Regulatory Authorities or other comparable regulatory authorities may disagree with the design or implementation of our clinical trials;
•we may be unable to demonstrate, to the satisfaction of the Relevant Regulatory Authorities or other comparable regulatory authorities, that our product candidates are safe, pure, potent and effective for any of their proposed indications;
•the results of clinical trials may not meet the level of statistical significance required by the Relevant Regulatory
Authorities or other comparable regulatory authorities for approval;
•the chemistry, manufacturing and controls information submitted in an application is insufficient; and
•the facilities of third-party manufacturers with which we contract for the manufacture of our product candidates are not adequate to support approval of our product candidates.
Any of these occurrences may harm our business, results of operations and financial condition significantly.

If we decide to pursue accelerated approval for any of our product candidates, it may not lead to faster development or regulatory review or approval and we may still need to conduct additional clinical trials, which could increase the expense of obtaining, if at all, necessary marketing approvals.
Recently, the accelerated approval pathway has come under scrutiny by various stakeholders, and the FDORA revised the requirements for this pathway. Although this legislation did not change the standard for accelerated approval, the
FDA is now authorized to require a post-approval clinical trial to be underway prior to approval or within a specified time period following approval, and must specify conditions of any required post-approval clinical trial. FDORA also requires sponsors to submit progress reports for required post-approval studies. Failure to conduct due diligence for required post-approval studies is deemed a prohibited act under the FDCA. FDORA also details procedures the FDA must follow to withdraw an accelerated approval on an expedited basis, including where the required post-approval studies are not conducted with due diligence or fail to verify clinical benefit, other evidence demonstrates that the product is not shown to be safe or effective under the conditions of use, or the sponsor disseminates false or misleading promotional materials with respect to the product.
If we decide to pursue accelerated approval for any of our product candidates, the failure to obtain accelerated approval
(or the withdrawal of any accelerated approval) could result in a longer time period to commercialization of such product candidate, if any, and could increase the cost of development of such product candidate and harm our competitive position in the marketplace. For example, if standard of care were to evolve or if any of our competitors were to receive approval for a drug or biological product for a disease or condition for which we are seeking accelerated approval before we receive accelerated approval, we may not be able to demonstrate that our product candidate provides a meaningful advantage over other available therapies and accelerated approval may not occur.
Our products and product candidates may have serious adverse, undesirable or unacceptable side effects, and we or others may identify undesirable or unacceptable side effects caused by any of our products or product candidates before and after they have received marketing approval.
Undesirable side effects that may be caused by our product candidates, or by the combination of our product candidates with other medical products, could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in more restrictive labeling or the delay or denial of regulatory approval by the Relevant Regulatory Authorities or other comparable regulatory authorities. We have observed adverse events and treatment emergent adverse events in our clinical trials, and we may see additional adverse events and treatment emergent adverse events in our ongoing and future clinical trials. Such side effects may be more serious than those observed to date, and as a result, our ongoing and future clinical trials may be negatively impacted. Moreover, as we seek to develop product candidates, including products in new indications, patients may experience new or more serious effects. Drug-related side effects caused by any of our products or product candidates that we or others identify could, among other things, affect patient recruitment, the ability of enrolled patients to complete the clinical trial, result in potential product liability claims, damage sales of our existing products, result in significant reputational damage for us and our product development, and other issues including the delay of other programs.
They can also cause the Relevant Regulatory Authorities or other comparable regulatory authorities to withdraw approvals or revoke licenses of such products and require us to take such products off the market, require the addition of labeling statements, specific warnings, or a contraindication or other modification of the product labeling, request the issuance of safety alerts, require a REMS to ensure that the benefits of the product outweigh its risks, and/or require us to change the way the product is administered, conduct additional clinical trials or change the labeling of the product.
If our target patient population is smaller than expected, we are unable to successfully enroll and retain patients in our clinical trials, or experience significant delays in doing so, we may not realize the full commercial potential of any products or product candidates.
Currently, we mainly develop products or product candidates for the treatment of rare diseases for which the target patient population can be small. If the actual number of patients with these disorders is smaller than we expected, we may encounter difficulties in enrolling sufficient patients in our clinical trials, thereby delaying or preventing development and approval of our products or product candidates. Physicians, who are an important source of patients for clinical trials, may also be less familiar with these rare diseases and may therefore fail to identify these conditions in their patients and therefore may not refer them to our clinical trials.
Patient enrollment, a significant factor in the timing of clinical trials, depends on many factors, including the size and nature of the patient population, eligibility criteria for the clinical trial, the proximity of patients to clinical sites, competition for patient recruitment from competing clinical trials, the design of the clinical trial, the availability of alternate approved therapies for the indication the clinical trial is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. We compete with other companies to enroll target patient populations, as set forth in “Item 3.D. Risk Factors—Risk Factors Related to

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
We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators, CROs,
CMOs and other third-party service providers with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. To the extent our collaborators or the CROs or investigators fail to enroll participants for our clinical trials, fail to conduct the clinical trial to GCP standards or in full compliance with legal and regulatory requirements or are delayed for a significant time in the execution of clinical trials, including achieving full enrollment, we may be affected by increased costs, program delays or both, which may harm our business.
In addition, we are, and expect to continue to be, dependent on partnerships with partners and licensees relating to the development and commercialization of our existing and future research programs, products and product candidates. We currently have collaborative research relationships with various pharmaceutical companies such as AbbVie, Zai Lab,
Genmab and with various academic and research institutions worldwide for the development of product candidates resulting from such collaborations. We also have distribution agreements in place with Medison, Genpharm and Handok for the distribution of VYVGART. We had, have and will continue to have discussions on potential partnering opportunities with various pharmaceutical companies. If we fail to enter into or maintain collaborations on reasonable terms or at all, our ability to develop our existing or future research programs and product candidates and to commercialize our existing or future products could be delayed, the commercial potential of our products could change and our costs of development and commercialization could increase.
While we have agreements governing our relationships with these third parties, we have limited influence over their actual performance and control only certain aspects of their activities. If independent investigators, third-party service providers or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of any product candidates that we develop. In addition, regulatory authorities enforce GCP requirements through periodic inspections of clinical trial sponsors, principal investigators and clinical trial sites. If we, our investigators or any of our
CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the Relevant Regulatory Authorities or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. Upon inspection by a given regulatory authority, such regulatory authority may determine that our clinical trials do not fully comply with GCP regulations, which may require us to repeat clinical trials and delay the regulatory approval process. Our collaborative partners may not adhere to or may terminate collaboration agreements with all associated consequences or disagree on the interpretation of contractual terms. We may not be able to control our collaborative partners’ compliance with all applicable requirements for the commercialization of our products, which could adversely affect such commercialization and the profitability of such products. Failures by our collaborative partners to meet their contractual, regulatory, or other obligations to us, or any disruption in the relationships between us and our collaborative partners, could have a material adverse effect on our product pipeline and business.
We face significant competition in establishing successful relationships with third-party service providers and appropriate collaborative partners. These third-party service providers may have contractual relationships with other entities, some of which may be our competitors, which may draw their time and resources away from our programs. In addition, some of our third-party service providers or CROs have the ability to terminate their respective agreements with us, and if such agreements terminate, we may not be able to enter into arrangements with alternative CROs or investigators or to do so on commercially reasonable terms. In addition, we may not be able to find appropriate collaboration partners. Our ability to reach a definitive agreement for a partnership will depend, among other things, upon an assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed partnership and the proposed collaborator’s evaluation of a number of factors. These factors may include the design or results of clinical trials, the likelihood of regulatory approval, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership regardless of the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a partnership could be more attractive than the one with us. In addition, in the U.S., legislative, executive and regulatory proposals were recently enacted or are pending to, among other things, prevent drug shortages, improve pandemic preparedness and reduce the dependency of the United States on foreign supply chains and manufacturing. While we are still assessing these developments, they could impact our selection and utilization of
CMOs, vendors and other suppliers and could have a material adverse impact on our business, financial condition and
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
Reliance on Third-Party Suppliers and Service Providers
For some of our raw materials, we rely on a single source of supply and there are limited supplies of the raw materials. If prices increased, or we were to experience an unexpected loss of supply of or if any supplier was unable to meet our demand for any of our products and product candidates, including for example if VYVGART is approved for additional indications, we could experience delays in our research or planned clinical trials or risk shortages in commercial supply which could materially impact our revenue potential. These issues could be exacerbated by pressure on the supply chain, for example due to power shortages, telecommunications failures, natural disasters such as floods, hurricanes and wildfires, extreme weather conditions, public health crises, changed laws or regulations or geopolitical events, including trade disputes or economic sanctions enacted as a result of international conflict. The cost of our raw materials may also increase based on increased tariffs on foreign exports. As we continue to grow our business we may need to establish additional sources of supply for our products. The lead time needed to establish a relationship with a new supplier can be lengthy and require us to devote substantial time and resources. The time and effort to qualify a new supplier could result in additional costs, or delays, which could adversely affect our business.
Additionally, certain of the raw materials required in the manufacture and the formulation of our products and product candidates may be derived from biological sources, including mammalian tissues, bovine serum and human serum albumin. There are certain European regulatory restrictions on using these biological source materials including rigorous testing requirements, which could limit or delay production. Regulatory authorities may require additional studies if we adopt a new supplier. If there are changes in the regulation requirements that our suppliers are unable to meet, our clinical development or commercial activities may be delayed or interrupted.
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
Reliance on Third-Party Manufacturing
We rely on and expect to continue to rely on CMOs. We also rely on certain third parties to perform filling, finishing, distribution, laboratory testing and other services related to the manufacture and supply of our products and product candidates.
We do not control the manufacturing process at our CMOs and are completely dependent on them for the production of our products and product candidates in accordance with relevant regulations (such as cGMPs), we are responsible for ensuring that our products comply with regulatory requirements. If our CMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the Relevant Regulatory Authorities or other comparable regulatory authorities, our business could be adversely affected, including an inability to initiate or continue clinical trials of product candidates under development, delay in submitting regulatory applications, or receiving regulatory approvals for product candidates, including new indications, subjecting third-party manufacturing facilities to additional inspections by regulatory authorities, requirements to cease distribution or to recall batches of our products or product candidates and an inability to meet commercial demands for our marketed products.
Most notably, we contract with Lonza for their manufacturing sites in Slough, UK, Portsmouth, U.S, Singapore and
Visp, Switzerland as well as with Fujifilm, based in Denmark for activities relating to the development of cell banks, development of our manufacturing processes and the manufacturing of drug substance. We use additional contract manufacturers to fill, test, label, package, store and distribute our (investigational) drug products. Our products and product candidates are biologics and require multiple processing steps that are more difficult than those required for most small molecule chemical pharmaceuticals. While we work with our CMOs and partners on optimization, strengthening and upscaling our manufacturing, problems with these manufacturing processes, such as capacity issues, or even minor deviations from the normal process or from the materials used in the manufacturing process, which may not be detectable by us in a timely manner, could lead to manufacturing failures or product defects, resulting in lot failures, product recalls, product liability claims and insufficient inventory.
We face risks inherent in relying on limited CMOs, as any failure in their ability to successfully manufacture our products or product candidates as described above or any disruption, such as supply shortages or disruptions of raw materials, fires, pandemics, natural hazards or acts of vandalism at the CMO could significantly interrupt our manufacturing capability. Alternative production plans in place or disaster-recovery facilities available to us may not be sufficient. In case of a disruption, we may have to establish additional alternative manufacturing sources. This would require substantial investment on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we may experience significant manufacturing delays as we build or locate replacement facilities and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis, if at all. Also, operating any new facilities may be more expensive than operating at our current facilities.
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
Our third-party manufacturers’ and suppliers’ operations, including research, development, testing and manufacturing activities, are subject to numerous environmental, health and safety laws and regulations. These laws and regulations govern, among other things, the controlled use, handling, release and disposal of and the maintenance of a registry for, hazardous materials and biological materials, laboratory procedures and exposure to pathogens. We do not have control over our manufacturers’ or suppliers’ compliance with environmental, health and safety laws and regulations. If we, or they fail to comply with such laws and regulations, we could be subject to liability, fines, penalties or other sanctions and incur substantial expenses to comply or remediate the activities.
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
Risk Factors Related to Other Government Regulations
We are subject to healthcare laws, regulation and enforcement. The failure to comply with these laws could harm our results, operations and/or financial condition.

Our current and future operations are and may become directly, or indirectly through our customers and third-party payors, subject to various U.S. federal and state, EU, Japanese, Chinese, UK, Canadian and Israeli healthcare laws, and healthcare laws of other jurisdictions in which we conduct our business. This includes, but is not limited to, the U.S.
FDCA, the U.S. False Claims Act and EU Directive 2001/83/EC. EU Directive 2001/83/EC provides that where medicinal products are being promoted to persons qualified to prescribe or supply them, no gifts, pecuniary advantages or benefits of any kind may be supplied, offered or promised to such persons, except under certain circumstances. This provision was also transposed into the Human Medicines Regulations 2012 in the UK.
Healthcare providers, physicians and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Healthcare laws also impact our arrangements with healthcare professionals who participate in our clinical research programs, healthcare professionals and others who recommend, purchase, or provide our approved products, and other parties through which we market, sell and distribute our products for which we obtain marketing approval.
Therefore, the healthcare laws we are subject to may impact, among other things, our proposed sales, marketing and education programs and constrain our business and financial arrangements with third-party payors. For example, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medical products is generally not permitted in countries that form part of the EU, or the
UK. Some EU Member States have enacted laws explicitly prohibiting the provision of these types of benefits and advantages to induce or reward improper performance generally, and the UK has enacted similar restrictions.
Infringement of these laws can result in substantial fines and imprisonment, as well as associated reputational harm. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.
The shifting compliance environment and the need to maintain robust and expandable systems to comply with multiple jurisdictions with different compliance or reporting requirements increases the possibility that we or our collaborative partners may run afoul of one or more of these requirements. We continue to expand, enhance and refine our internal ethics and compliance function and program to ensure compliance with the different healthcare laws and regulations. As we continue to grow our headcount to support our business, we face increased compliance risk as we need to train and supervise additional personnel to comply with relevant healthcare laws and regulations. This involves substantial costs and, notwithstanding our investment, there can be no assurance that our policies and procedures will be followed at all times or will effectively detect and/or prevent all compliance violations by our employees, consultants, subcontractors, agents and partners.
It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations applicable to us, we may be subject to significant civil, criminal and administrative investigations, penalties, damages, fines, disgorgement, imprisonment, exclusion of drugs from government funded healthcare programs, such as Medicare and Medicaid in the
U.S., additional reporting requirements and oversight, reputational harm and the curtailment or restructuring of our operations. Managing such investigations and defending against or appealing any such actions or penalties can be costly and time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in managing any such governmental investigations and/or defending against or appealing any such actions or penalties that may be brought against or imposed upon us, our business may be impaired. Efforts to ensure that our business arrangements with third parties comply with applicable healthcare laws and regulations also involve substantial costs.
The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. In the U.S., federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time and resource consuming and can divert a company’s attention from the business.
All aspects of our business, including preclinical research, clinical trials, marketing and commercialization, are highly regulated, and any delay by relevant regulatory authorities could jeopardize our development and approval process and/or result in suspensions of marketing authorizations, refusals to approve our products, or withdrawal of existing approvals.
Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing to support our IND or planned IND applications in the U.S. or Japan, or our clinical trial applications (CTAs) in the UK or in the EU, or comparable applications in other jurisdictions. We cannot be sure that we will be able to submit INDs or
CTAs or comparable applications for our development programs on the timelines we expect, if at all. We also cannot guarantee that submission of INDs or CTAs or comparable applications will result in the Relevant Regulatory
Authorities or other regulatory authorities allowing clinical trials to begin.

Clinical trials must be conducted in accordance with Relevant Regulatory Authorities' and other comparable regulatory authorities’ legal requirements and regulations and are subject to oversight by these governmental agencies as well as
IRBs and ethics committees. In addition, clinical trials must be conducted in compliance with GCPs and clinical supplies of our products and product candidates must be produced under cGMPs and other regulations. We could encounter delays if a clinical trial is suspended or terminated, by us, by the IRB or ethics committee, by the data review committee or data safety monitoring board for such clinical trial, or by the Relevant Regulatory Authorities or other comparable regulatory authorities. Such authorities may impose a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or clinical trial site by the Relevant Regulatory Authorities or other comparable regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, including those relating to the class to which our products and product candidates belong, failure to demonstrate a benefit from using the product or product candidate, changes in governmental regulations or administrative actions, or lack of adequate funding to continue the clinical trial.
If we experience delays in the completion of, or termination of, any clinical trial of our products or product candidates, the costs of our clinical programs may increase, the commercial prospects of our products and product candidates may be harmed, and our ability to generate product revenues from any of these products and product candidates may be delayed.
Significant clinical trial delays could also allow our competitors to bring products to market before we do, or shorten any periods during which we have the exclusive right to commercialize our products and product candidates.
Moreover, we must obtain separate regulatory approvals in each jurisdiction where we want to market, and approval by one regulatory authority does not ensure approval by any other regulatory authority. As approval procedures can vary among countries and may change over time, this can require additional clinical testing, and the time required to obtain approval may differ. We can provide no assurances that such approval will be obtained on the timeline that we expect or at all. In addition, we anticipate submitting applications for approval of VYVGART in new indications, but can provide no assurances that such applications will be accepted or that we will receive approval on our anticipated timeline, or at all.
If VYVGART or any new formulations of VYVGART are not approved in one or more jurisdictions including beyond the countries where VYVGART is approved, or if such approvals are significantly delayed, it could have a material adverse effect on our business. It is possible that none of our other existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval in any other jurisdiction for any indication.
Even if approval is obtained, the Relevant Regulatory Authorities or other comparable regulatory authorities may approve the product for fewer or more limited indications or patient sub-segments than requested and/or with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product. Further, the Relevant Regulatory Authorities or other comparable regulatory authorities may impose extensive and ongoing unique regulatory requirements, such as granting approval contingent on the performance of costly post-marketing clinical trials, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product.
The costs of compliance with all Relevant Regulatory Authorities' and other applicable authorities' regulations, requirements or guidelines could be substantial, and failure to comply could result in sanctions, including fines, injunctions, civil penalties, denial of applications for marketing authorization of our products, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly increase our and/or our collaborative partners’ costs or delay or prevent the development and commercialization of our product candidates. At this time, we cannot guarantee or know the exact nature, precise timing and detailed costs of the efforts that will be necessary to complete the remainder of the development of our research programs and product candidates.
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
The GDPR imposes a broad range of strict requirements on companies, including with respect to cross-border transfers of personal data and imposes substantial penalties in the event of non-compliance. We face uncertainty as to the exact interpretation of the requirements under the GDPR, and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the GDPR.

In addition, national laws of EU Member States may partially deviate from the GDPR and impose different obligations from country to country. Also, in the field of handling genetic data, the GDPR specifically allows EU Member States’
laws to impose additional and more specific requirements or restrictions, and European national laws have historically differed quite substantially in this field, leading to additional uncertainty. Apart from the GDPR, privacy laws continue to evolve and expand in Europe. For example, violations of the Directive 2002/58/EC of the European Parliament and of
the Council of July 12, 2002 (as amended, the e-Privacy Directive) can result in administrative measures, including fines, or criminal sanctions. The EU is in the process of developing a new e-Privacy Regulation to replace the e-Privacy
Directive, and the new e-Privacy Regulation may impose additional obligations and risk for our business.
Following its departure from the EU, the UK has maintained in force substantially equivalent provisions to the GDPR
(UK GDPR). Similar concerns as those described above with respect to GDPR apply to our compliance with the UK
GDPR and other UK data protection rules as well.
Beyond the EU and UK, privacy and data protection laws and regulations continue to develop and expand around the world, including in other jurisdictions in which we operate, such as the U.S., Japan, and Canada. Such laws and regulations impose increasing restrictions and obligations on the processing of personal data, including sensitive personal data such as genetic data. For example, in the U.S., the federal Health Insurance Portability and Accountability
Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and state privacy laws, such as the California Consumer Privacy Act of 2018, as amended, and the Washington My Health My Data Act of
2023, impose obligations on covered businesses, including, but not limited to, providing specific disclosures in privacy notices and affording residents certain rights related to their personal data. Privacy laws continue expanding globally and may require us to modify our data collection or processing practices and to incur significant expenses associated with our compliance efforts.
We continue to evaluate and consider whether and how to incorporate artificial intelligence solutions into certain aspects of our business, which may pose significant risks, including to data privacy. The legal regulatory regime relating to artificial intelligence is uncertain and evolving, and compliance with existing and new laws and regulations governing artificial intelligence may give rise to significant costs, which could increase our operating expenses. Further, these compliance obligations may make it harder for us to conduct our business using artificial intelligence, require us to change our business practices, or prevent or limit our use of artificial intelligence, which could make our business less efficient or put us at a competitive disadvantage. Implementation of artificial intelligence into our business could pose certain risks to our patients or partners. For example, if we incorporate artificial intelligence into our business, our use of artificial intelligence may result in cybersecurity incidents that implicate the personal data of our patients or partners.
In addition, if we are investigated by a data protection authority, we may face fines and other penalties. Any such investigation or charges by data protection authorities could have a negative effect on our existing business and on our ability to attract and retain new clients or pharmaceutical partners. We may also experience hesitancy, reluctance, or refusal by clients or pharmaceutical partners to continue to use our products and solutions due to the potential risk exposure as a result of the current and future data protection obligations. Such clients or pharmaceutical partners may also view any alternative approaches to compliance as being too costly, too burdensome, too legally uncertain, or otherwise objectionable and therefore decide not to do business with us. Any of the foregoing could harm our business, prospects, financial condition and results of operations.
Failure to comply with anti-corruption laws and regulations, anti-money laundering laws and regulations, economic sanctions and/or export control regulations and other laws governing our operations could have an adverse impact on our business.
We are or may become subject to various laws and regulations regarding anti-corruption, anti-money laundering, economic sanctions, investment restrictions, anti-fraud and export control regulations issued by multiple jurisdictions.
These include the UK Bribery Act 2010 and the U.S. Foreign Corrupt Practices Act of 1977, as amended, which prohibits, among other things, payments, offers, or promises made for the purpose of improperly influencing any act or decision of a foreign official. The nature of our business means that we engage in significant interactions with foreign officials. In the UK, from September 1, 2025, it will also be an offense under the Economic Crime and Corporate
Transparency Act 2023 for a large organization to fail to prevent certain fraudulent activities by an associated person
(such as an employee, agent, or subsidiary), unless it can demonstrate that it had reasonable prevention procedures in place to prevent the fraudulent activity.
We are also subject to economic sanctions and export control rules and regulations imposed by multiple jurisdictions, including the U.S., UK, and EU. Any change in export or import regulations, economic sanctions regulations or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could decrease our ability to manufacture, import, export or sell our products internationally, which could adversely affect our business.

We have mechanisms in place to promote compliance with such rules and regulations. However, there can be no assurance that our policies and procedures will be followed at all times or will effectively detect and/or prevent violations of applicable compliance regimes by our employees, consultants, sub-contractors, agents and partners. In the event of non-compliance, we could be subject to substantial civil or criminal penalties, including economic sanctions against us, incarceration for responsible employees and managers, the possible loss of export or import privileges, reputational harm, and resulting loss of revenue and profits, which could have a material adverse impact on our business, financial conditions and operations.
Our performance tracked by our Environmental, Social and Governance metrics is subject to risks and the outcomes may not achieve the anticipated benefits or align with new regulations and stakeholders’ expectations.
There has been an increasing focus from stakeholders and regulators relating to environmental, social and governance
(ESG) matters across all industries in recent years. The standards and stakeholder expectations continue to evolve and criteria to evaluate ESG practices may change rapidly. We are subject to evolving rules, including the European Union’s
Corporate Sustainability Reporting Directive (CSRD). We may also be subject to other U.S. state specific legislation, such as California’s recently enacted climate disclosure laws, which will require in-scope companies to report on greenhouse gas emissions, climate-related financial risks, and the use of carbon offsets and emissions reduction claims relating to their cooperate operations or products. The future of the California climate disclosure law is uncertain, and two of three are subject to ongoing litigation. The CSRD increases the depth of required disclosures. The specific information required to be reported on is set out in the European Sustainability Reporting Standards (ESRS).
The Dutch government is in the process of implementing the CSRD into Dutch legislation. In 2025, we published our first CSRD report in alignment with the CSRD and the ESRS for the financial year 2024 and this year’s Annual Report is the first time we have reported a more extensive set of prescribed ESG data points. Performance tracked by our ESG metrics is also highly dependent on third-parties, such as our suppliers and CROs, that we do not control, which may adversely affect our reputation.
In response to new ESG initiatives and regulations we may voluntarily elect, or be required, to adopt strategies, policies, or procedures related to ESG matters. Such efforts could divert management’s attention from central operational matters and cause us to expend significant capital and human resources. Moreover, increasingly, different stakeholder groups have divergent views on ESG matters, which increases the risk that any action or lack thereof with respect to sustainability or ESG matters will be perceived negatively by at least some stakeholders and adversely impact our business and reputation. The current sociopolitical landscape has led to rapid and unpredictable shifts in public sentiment, which has resulted in dynamics that increase the risk of reputational damage, boycotts and shifts in consumer behavior that could adversely affect our business and reputation. Reports could also lead to the disclosure of information that may have a negative impact on our operations and reputation which may lead to additional exposure. Failure to accurately comply with any sustainability reporting obligations may result in enforcement actions, sanctions, fines and penalties, reputational harm or private litigation.
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
Risk Factors Related to argenx’s Financial Position
We expect to increase our expenses for the foreseeable future, and we may not be able to raise additional capital, be profitable or sustain net profitability in the future in order to fund our operations.
We intend to continue to conduct research and development, preclinical testing, clinical trials and regulatory compliance activities as well as the continued commercialization of VYVGART and other products candidates, for current and future indications, and we intend to continue our efforts to expand our sales, marketing and distribution infrastructure. We anticipate that our operating expenses will increase as we execute our strategic objectives and as we experience delays or encounter issues relating thereto, including failed clinical trials, ambiguous clinical trial results, safety issues or other regulatory challenges.
To be profitable or sustain net profitability in the future, we must succeed in commercializing products that generate significant product net sales. Our future results of operations and profitability may fluctuate from period to period, and we will need to generate significant revenues to be profitable or sustain net profitability in the future. We may not be able to generate these revenues, and we may never achieve profitability on a sustained basis in the future. If we do not succeed in sustaining profitability, we would not be able to use deferred tax assets against taxable profits which would result in a de-recognition of our deferred tax asset balance.
To finance our operations, we may need to raise additional capital through a combination of public or private equity or debt financings or other sources, which may include collaborations with third parties. Our ability to raise additional funds on acceptable terms or at all will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. If we are unable to raise additional capital if and when needed, or if the terms are not acceptable, our business strategy could be impacted, and we may be forced to delay, reduce or terminate one or more of our research or development programs or the commercialization of any of our products or product candidates, including new indications, or be unable to expand our operations or otherwise capitalize on our business opportunities, all of which may have a material adverse impact on our business, financial condition and results of operations.
Our assets, earnings and cash flows and the investment of our cash and cash equivalents may be subject to risks which may cause losses and affect the liquidity of these investments.
We invest our cash in accordance with an established internal investment policy. Currently, substantially all of our available cash and cash equivalents and current financial assets are invested in either current accounts, savings accounts, term accounts or highly liquid money market funds. Any future investments may include term deposits, corporate bonds, commercial paper, certificates of deposit, government securities and money market funds in accordance with our cash investment policy. These investments may be subject to general credit, liquidity, market, inflation, foreign currency and interest rate risks and we may realize losses in the fair value of these investments or a complete loss of these investments. The aforementioned risks associated with our cash flows and investment portfolio may adversely affect our results of operations, liquidity and financial condition.
Due to the international scope of our operations, our assets, earnings and cash flows are influenced by movements in exchange rates of several currencies, particularly the euro and Japanese Yen. Our revenue from outside of the U.S. will increase as our products, whether commercialized by us or our business partners or our collaborators gain marketing approval in such jurisdictions. If the U.S. dollar weakens against a specific foreign currency, our revenues will increase, having a positive impact on net income, but our overall expenses will increase, having a negative impact. Conversely, if the U.S. dollar strengthens against a specific foreign currency, our revenues will decrease, having a negative impact on net income, but our overall expenses will decrease, having a positive impact. Continued volatility in foreign exchange rates is likely to impact our operating results and financial condition.
Risk Factors Related to argenx’s Business and Industry
Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, or insider trading violations, which could significantly harm our business.
We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with governmental regulations, comply with healthcare fraud and abuse and anti-kickback laws and regulations in the U.S. and other markets, failure to report financial information or data accurately or disclose unauthorized activities to us, among others. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of material information, including improper trading based upon, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We maintain a global compliance program and remain focused on its evolution and enhancement. Our program includes efforts such as risk assessment and monitoring, fostering a culture encouraging employees and third parties to raise good faith questions or concerns, and defined processes and systems for reviewing and remediating allegations and identified potential concerns. It is not always possible, however, to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.
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
Product liability risk in the EU will increase in the future once plaintiff-friendly reforms, such as Directive (EU)
2024/2853 (Product Liability Directive), take effect. The Product Liability Directive introduces claimant-friendly changes. This includes, for instance, the expansion of the definition of “damage” (e.g. by including medically recognized psychological harm), creating rebuttable presumptions as to defect and causation to help claimants prove their case (e.g.
if the claimant faces excessive difficulties to prove this due to scientific complexity) and abolishing minimum or maximum financial thresholds for claims. The Product Liability Directive, like its predecessor, provides that claims shall expire if the injured person does not initiate proceedings within ten years after the defective product was placed on the market. However, it extends this longstop period to 25 years if this is due to the latency of the underlying personal injury. Member States must transpose the Product Liability Directive into national law by December 2026.
Regardless of the merits or eventual outcome, litigation or liability claims may result in:
•decreased demand for our products due to negative public perception;
•damage to our reputation;
•withdrawal of clinical trial participants or difficulties in recruiting new clinical trial participants;
•initiation of investigations by regulators;
•costs to defend or settle the related litigation;
•a diversion of management’s time and our resources;
•substantial monetary awards to clinical trial participants or patients;
•product recalls, withdrawals or labeling, marketing or promotional restrictions;
•loss of revenues from product sales; and
•the inability to successfully commercialize our product candidates, if approved.
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
In the ordinary course of business we may also face substantial, complex or extended litigation that could cause us to incur significant costs and distract our management. This is especially relevant for biopharmaceutical companies. Such litigation or proceedings could substantially increase our operating expenses and could adversely affect our business.

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
We are increasingly dependent on our information technology systems and infrastructure for our business. We collect, store and transmit sensitive information including intellectual property, proprietary business information, including highly sensitive clinical trial data, and personal data in connection with business operations. The secure maintenance of this information is critical to our operations and business strategy. Some of this information could be an attractive target of criminal attack or unauthorized access and use by third parties with a wide range of motives and expertise, including organized criminal groups, “hacktivists”, patient groups, disgruntled current or former employees and others. Cyber-
attacks are of ever-increasing levels of sophistication, and despite our security measures, our information technology and infrastructure may be vulnerable to such attacks or may be breached, including due to employee error or malfeasance.
Although we are making significant efforts to maintain the security and integrity of our information systems and are exploring various measures to manage the risk of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Despite the implementation of security measures, our internal computer systems and those of our contractors and consultants are vulnerable to damage or interruption from computer viruses, unauthorized or inappropriate access or use, natural disasters, pandemics, terrorism, war (including the ongoing conflict in Ukraine and the ongoing conflict in Israel and the Gaza Strip), and telecommunication and electrical failures. For example, the loss of pre-clinical trial data or data from completed or ongoing clinical trials for our product candidates could result in delays in our regulatory filings and development efforts, as well as delays in the commercialization of our products, and significantly increase our costs. To the extent that any disruption, security breach or unauthorized or inappropriate use or access to our systems were to result in a loss of or damage to our data, or inappropriate disclosure of confidential, personal or proprietary information, we could incur notification obligations to affected individuals and government agencies, liability, including potential lawsuits from patients, collaborators, employees, stockholders or other third parties and liability under foreign, federal and state laws that protect the privacy and security of personal data, and the development and potential commercialization of our product candidates could be delayed.
Not all of our contracts contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices.
We are highly dependent on public perception of our products.
We are highly dependent upon consumer perceptions of the safety and quality of our products. We could be adversely affected if we, or any of our collaborators, are subject to negative publicity or if any of our products or any similar products distributed by other companies prove to be, or are asserted to be, harmful to patients, or for example, be deemed cruel to animals. In addition, if patients have negative perceptions of our products and our competitors are successful in developing biosimilar or interchangeable products for our products and product candidates, patients may choose the other biosimilar or interchangeable products sold by our competitors. Because of our dependence upon consumer perception, any adverse publicity associated with illness or other adverse effects resulting from patients’ use or misuse of our products or any similar products distributed by other companies, or adverse results reported by us, our collaborators or other companies relating to clinical studies may subject our products to class warnings or negatively impact our public perception of our products and product candidates, which could have a material adverse impact on our business, prospects, financial condition and results of operations.
Risk Factors Related to argenx’s Intellectual Property
We may be unable to adequately maintain, enforce or protect our intellectual property rights in products, product candidates and platform technologies which could adversely affect our ability to maximize the value for patients in our marketed products and product candidates.
Our commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property rights for our products, product candidates and platform technologies. Failure to obtain, maintain, enforce, protect, or extend adequate patent and other intellectual property rights, which can be challenging and costly, could adversely affect our ability to develop and market our products and product candidates and reduce any competitive advantage we may have.
We cannot be certain that patents will be issued or granted with respect to applications that are currently pending and we may not be the first to file patent applications related to our product candidates and products. The scope of patent protection that the European Patent Office and the USPTO will grant with respect to products in our product pipeline is uncertain and may vary. It is possible that the European Patent Office and USPTO will not allow broad claims that cover molecules closely related to our products and product candidates as well as the specific molecule and competitors may be free to market substantially similar molecules if granted approval, thereby reducing our market potential. We and our current or future licensors, licensees or collaboration partners may not be able to prepare, file, prosecute and maintain all necessary or desirable patent applications at a reasonable cost or in a timely manner. Our current and future licensors’, licensees’ or collaboration partners’ ability to ensure the issuance, scope, validity, enforceability and commercial value of licensed technology is uncertain and we may need to rely on them to obtain costly additional IP licenses. Additionally, such parties may not fully comply with applicable patent rules or laws, which could result in loss of patent rights, or such parties may disagree with us as to the strategy for prosecution, maintenance or enforcement of any such patent rights.
Filing, prosecuting, and defending patents on product candidates in all jurisdictions throughout the world would be prohibitively expensive and the laws of certain jurisdictions may not protect our rights to the same extent as the laws of the U.S., UK or EU. We may face difficulties in enforcing patent rights in the future, including in certain jurisdictions where we have not yet filed patent applications.
Competitors may use our and our licensors’ or collaboration partners’ technologies in jurisdictions where we have not obtained patent protection, or where broad research exemptions are available, to develop their own products and may export otherwise infringing products to territories where we, our licensors or collaboration partners have patent protection, but where enforcement is not as strong as that in the U.S., UK and the EU. In such cases, we would have little effective recourse to prevent such products from competing with ours.
In addition, some countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties, and other countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent.
Intellectual property litigation could lead to substantial resource diversion or issued patents could be found invalid, not infringed, or unenforceable if challenged in the applicable patent office or court.
Our patents may remain open to invalidity challenges after allowance or grant, whereby third parties can challenge the scope or validity of such granted patent. In the course of such proceedings, we may be compelled to limit the scope of patent claims thus challenged or may lose the claims altogether.
We may elect to initiate adversarial proceedings in order to enforce or defend any intellectual property rights owned by or licensed to us, or to determine or challenge the scope or validity of intellectual property rights of third parties to protect our competitive position. We may need to divert substantial time and resources to the enforcement and protection of our or our collaboration partners’ intellectual property rights. In addition, the outcomes are uncertain and any remedies or damages awarded may not be meaningful. An adverse ruling of non-infringement, limiting claim scope, or invalidating one or more of our issued patents could allow third parties to commercialize our products after the expiration of our market exclusivity or use our platform technologies to compete directly with us, without payment to us.

We may be subject to claims challenging the inventorship or ownership of our intellectual property or be required to make additional payments to secure intellectual property from collaborators.
Many of our consultants and employees, including in the senior management team (consisting of our CEO and senior personnel reporting directly to the CEO) (Senior Management Team), were previously employed at other competing or potentially competing biotechnology or pharmaceutical companies and some have executed proprietary rights, non-
disclosure and non-competition agreements in connection with such previous employment. Although we take measures to ensure third parties, consultants and employees do not use such proprietary information in their work for us, we may be subject to claims that we or these consultants and employees have improperly used or disclosed confidential information or intellectual property of their former employer.
Additionally, many of our collaborators do not commit to assigning all intellectual property arising out of our collaborations to us and, instead, grant us options to acquire intellectual property or commit to making such intellectual property available to us at a fair price. As such, we may be required to make additional payments to secure valuable intellectual property rights under our existing collaborations or become subject to inventorship disputes.
In addition, although we take steps to ensure that our collaborators do not use our intellectual property rights other than for the purposes of our collaboration, there may be instances where former or current collaborators or other third parties nevertheless apply for or obtain patent protection for inventions to which we believe we have rights, in whole or in part.
In such cases, we may elect to assert our ownership of such intellectual property. There is no guarantee that we will be successful in asserting such claims.
In addition, while it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in ensuring effective assignment of intellectual property under such agreements. Our assignment agreements may not be self-executing, or may be breached, and we may be forced to bring or defend against claims to assert ownership of such intellectual property. There is no guarantee we will be successful in pursuing such claims, which could result in us paying monetary damages or losing valuable personnel or intellectual property rights.
Third-party intellectual property rights could adversely affect our ability to commercialize our products and product candidates.
Our competitive position may suffer if valid and enforceable third-party intellectual property rights cover our products, product candidates, manufacturing processes, or those of our partners. In such cases, our freedom to develop or commercialize products or product candidates may require obtaining a license, designing around third party intellectual property rights with significant time and materials costs, or invalidating the third party rights. If our products are found to infringe a valid and enforceable patent claim, we and our partners could be prevented from continuing to develop or commercialize the affected product without an appropriate license, which may be costly or unavailable on commercially reasonable terms, if at all. Similarly, other companies may have filed patent applications or have patents directed toward similar targets for certain of our products and we may not be aware of unpublished pending patent applications or patent applications that are amended to cover our products or platform technologies.
Even if we or our partners can obtain the appropriate license, it may be non-exclusive, thereby providing our competitors with opportunity to access the same licensed technology. If the breadth and scope of protection provided by our or our partners’ patents, licensed patents or patent applications is threatened or limited, it could dissuade companies from future collaborations with us to license, develop or commercialize products and product candidates which would have an adverse effect on our competitive business position.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, some of our confidential information could be disclosed in any such proceedings.
We may not be successful in obtaining or maintaining necessary rights to our products and product candidates through acquisitions and in-licenses.
We may be unable to acquire or in-license third-party intellectual property rights necessary or useful for development or commercialization of our product, product candidates or technology. We sometimes collaborate with U.S. and non-U.S.
academic institutions and typically receive an option to negotiate a license to the institution’s proprietary interest in any collaboration technology. However, we may be unable to successfully negotiate such license and the institution may offer such intellectual property rights to third parties thereby blocking our ability to pursue the applicable program.
In addition, our competitor companies may be unwilling to license desirable or necessary intellectual property rights to us, or we may be otherwise unable to license or acquire other third party intellectual property rights on commercially reasonable terms which could negatively impact current development or hinder our ability to pursue development of new programs.
Under our existing licenses, failure to comply with our obligations thereunder could result in termination of such licenses, thereby limiting our ability to develop and commercialize products covered by such licensed technology.
Moreover, despite our efforts to comply with our contractual obligations, our licensors could conclude we have materially breached any such agreement and we could incur significant costs and disruption to our business defending against any breach alleged by the licensor.
Moreover, several of our existing license agreements are sub-licenses from third parties. We have little control if our licensors fail to comply with their obligations under their upstream license agreements, whereby the original third-party licensor may have the right to terminate the original license and possibly our sub-license. In such cases, we may not be able to procure a direct license covering such intellectual property possibly materially affecting our ability to develop and commercialize certain products and product candidates.
If our brand protection strategies, including the filing, prosecution and enforcement of trademarks and trade names, are not adequately executed, we may not be able to build name recognition for approved products in our markets of interest in line with our strategic priorities.
Third parties may seek to oppose, attempt to cancel our trademark applications, or challenge, infringe or circumvent our registered and unregistered trademarks, including through counterfeiting of our products. In the event that our trademarks are successfully challenged, we may not be able to use these trademarks to continue to effectively market our branded products and could be forced to rebrand them, which could result in loss of their brand recognition or require us to devote resources to develop new brand profiles. Such efforts could also hinder our efforts to commit to and deliver on strategic internal initiatives.
If we attempt to enforce our trademarks or assert trademark infringement claims, a court may determine that our trademarks are invalid or unenforceable or that the party against whom we have asserted trademark infringement has superior rights with respect to such marks. If we are unable to establish name recognition and adequately protect and enforce our trademark portfolio, we may not be able to compete effectively in the market or build brand recognition for new products globally.
We may not be able to obtain protection under the U.S. Drug Price Competition and Patent Term Restoration Act of
1984 (Hatch-Waxman Act) and similar non-U.S. legislation for extending the term of patents covering each of our products and product candidates.
Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act and similar legislation in the EU and the Asia Pacific region. However, the patent term extension under the Hatch Waxman Act cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only one patent applicable to an approved drug may be extended.
In the EU, the term of a patent for a medicinal product can be extended by a supplementary protection certificate (SPC), but not beyond a maximum of five years (except for patents for products for pediatric use, for which the term can be extended by a further six months). However, products containing a compound for which an SPC has already been granted are not eligible for SPC protection. Therefore, we will not be able to extend the term of a patent relating to a medical compound for which an SPC has already been granted, even if the patented product relates to a different medical use of that compound.
If we are unable to obtain patent term extension, the term of any such extension is less than we request, or the statutes governing patent term extension are amended to reduce the term of such extensions, our patent exclusivity for that product will be shortened and our competitors may obtain approval to market competing products sooner than we expect.
Changes in patent laws or patent jurisprudence could diminish the value of patents in general thereby impairing our ability to protect our products.
Changes in patent law across jurisdictions, or changes in any relevant government’s enforcement procedure may weaken our ability to obtain new patents or to enforce rights in our owned and licensed patents. For example, the U.S. Supreme
Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Relatedly, the U.S. Congress is considering multiple draft bills that, if passed, may have a significant impact on U.S. patent laws. Any such changes by the U.S. Congress or U.S. courts and the relevant law-making bodies in other countries may materially affect our patents or patent applications and we cannot predict the effects of future changes in patent law.
We may be unable to protect the confidentiality of our trade secrets and their disclosure to competitors, harming our market position.
In addition to patent protection, we rely on trade secret protection for our proprietary information, including, for example, certain aspects of our llama immunization and antibody affinity maturation approaches. However, while we take appropriate measures to prevent misappropriation of our trade secrets and restrict access to them internally, trade secrets are difficult to protect. Despite requiring our licensors, collaborators, suppliers, consultants and advisors to execute confidentiality agreements, we cannot fully protect against willful or inadvertent unauthorized disclosure of our trade secrets by such counterparties to competitors, and we may not be able to secure adequate legal or equitable remedies to prevent our competitors from using these trade secrets. Any such disclosure, whether willful or inadvertent, could enable our competitors to duplicate or build upon our technology.
In addition, enforcing a claim that a third party unlawfully misappropriated trade secrets is expensive, time-consuming and the outcome is unpredictable, and the enforceability of the underlying confidentiality agreements protecting these trade secrets may vary across jurisdictions. Further, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, they could use such technology to compete with us.
Risk Factors Related to argenx’s Organization and Operations
Our future growth and ability to compete depends on maintaining our culture, retaining our key personnel and recruiting additional qualified personnel.
We believe that our corporate culture has been, and will continue to be a key contributor to our success. However, as we continue to grow and evolve, our ability to foster our key values - innovation, co-creation, empowerment, excellence and humility that we believe are important to support our growth - may be impacted. For example, investors, regulators, customers, employees and other stakeholders continue to focus on ESG matters, including in workforce policies and initiatives and we may not be able to meet the different expectations and demands of all our stakeholders in that respect, which could result in adverse publicity, harm our reputation and negatively impact our ability to attract, retain and motivate qualified employees and our future success. As we implement more complex organizational structures, and increase our headcount to support the growth in our business, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture, which could similarly negatively impact our ability to attract, retain and motivate qualified employees and our future success.
As a global organization in a highly competitive and specialized industry, our success also depends upon the continued
contributions of our key management, scientific, medical and technical personnel, many of whom have been instrumental for us and have substantial experience with our product and related technologies. These key management individuals include the members of the Board of Directors and Senior Management Team. Difficulties in recruiting or the loss of key managers, scientific, medical or technical personnel could delay our research and development activities.
In addition, it may be difficult to attract and retain highly qualified management, scientific and medical personnel, particularly if we expand into fields that will require additional skills.
As a Dutch company listed on Euronext Brussels in addition to Nasdaq, our remuneration practices and policies may be limited by local governance rules or shareholder guidance for EU companies. Such limitations may make it more difficult to successfully compete for key talent in a number of markets with differing remuneration practices and policies compared to our competitors. For example, the Dutch Corporate Governance Code 2022 (DCGC) places certain limitations on the ability to grant equity incentives to Non-Executive Directors, while Belgian law requires Non-
Executive Directors to receive part of their remuneration in the forms of shares, but not stock options. The DCGC also places limitations on amount of severance payment permitted in the event of dismissal.
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

Many geo- and socio-political threats and macro-economic uncertainties are outside of our control and could adversely affect consumer confidence and disposable income levels, increase difficulty in forecasting our financial results and have other impacts on our business and financial performance. Such geo- and socio-political threats could also result in volatility in stock markets in general, causing our stock to have extreme price and volume fluctuations unrelated to our business and financial performance. Such geo- and socio-political threats and uncertainties include:
•general economic and market conditions, including instability resulting from inflationary pressures, increasing interest rates and the ongoing Russia-Ukraine and Middle East conflicts;
•geopolitical events, including natural disasters, public health issues (including pandemics), acts of war (such as the
Russia-Ukraine and Middle East conflicts), and terrorism;
•economic and trade sanctions, import and export regulations, customs, outbound investment
•restrictions, changes in trade agreements, trade barriers or other restrictions on foreign trade, and changes in trade regulations and restrictions, including between the U.S. and other countries;
•global or regional economic conditions that impact companies and customers with which we do business;
•political or social unrest, economic instability, repression, or human rights issues;
•disruptions in supply chains;
•risks related to other government regulation or required compliance with local laws; and
•consumer and commercial credit availability, unemployment, and consumer debt levels;
•local licensing and reporting obligations.
Due to our international operations and the fact that we run clinical trials in a large number of jurisdictions, the eruption of global conflicts may negatively impact our ability to conduct or complete clinical trials in the affected regions, which could adversely affect our business and financial performance. For example, on June 12, 2024, the U.S. Department of the Treasury’s Office of Foreign Assets Control issued General License 6D to replace General License 6C. General
License 6D authorizes “clinical trials and other medical research activities” that would otherwise be prohibited by U.S.
sanctions targeting Russia, and General License 6D does not have an expiration date. Additionally, the conflict between
Russia and Ukraine and the sanctions imposed upon Russia by the U.S., the UK, and the EU, among others could have a material adverse impact on our business, financial conditions and operations. The sanctions and export controls landscape is evolving and may change unexpectedly at any time.
We also perform development activities in a number of countries exposed to geopolitical risk and if conflicts in those countries were to escalate further and impact neighboring countries, it could impact our development activities in those countries.
Changes in U.S.-Mainland China relations, including tariffs, export controls, sanctions, and other regulations may adversely impact our collaboration with Zai Lab in Mainland China, Hong Kong, Taiwan and Macau (together, Greater
China). The U.S. government has taken steps and continues to take steps with regard to U.S.-Mainland China relations that will impact companies with connections to the U.S. or Mainland China, including by imposing tariffs affecting certain products manufactured in Mainland China, imposing certain sanctions on individuals and entities in the Mainland
China, and issuing statements indicating enhanced review of companies with significant Mainland China-based operations. The U.S. government may pass laws that could potentially severely restrict our ability to contract with certain
Chinese biotechnology companies without losing our ability to contract with or receive funding from the U.S.
government. Such restrictions could have an adverse impact on our operations.
Several countries are considering or have implemented tariffs, trade barriers or restrictions, as well as other measures impacting cross-order commerce, which could negatively affect our business, financial conditions and results of operations, including by negatively impacting our revenues from product sales or our cost of goods sold. The U.S.
federal government has implemented tariffs on certain foreign goods and may implement additional or revised tariffs in the future. Such actions could give rise to an escalation of trade measures by the U.S. and impacted countries.
Developments with regard to the timing and manner in which tariffs will be implemented; the amount, scope, and nature of tariffs; the countries subject to new or additional tariffs imposed by the U.S.; tariffs imposed by other countries on goods imported from the U.S.; and other wide-ranging retaliatory measures are rapidly evolving and may change unexpectedly at any time.

Any new legislation, executive orders, tariffs, export controls, sanctions and/or other regulations that may be implemented, any unfavorable government policies on international trade, including tariffs and export controls, the renegotiation of existing trade agreements, any increased scrutiny on companies with significant Mainland China-based operations, and any retaliatory actions taken by the U.S., EU, Chinese or other governments due to trade tensions could have an adverse effect on our business, including the development and commercialization of products containing argenx-
licensed material. Further, general political uncertainty may have an adverse impact on our business, financial condition and results of operations. For example, significant political events in the U.S. may cast uncertainty on global financial and economic markets, especially following the recent U.S. presidential election.
We face risks related to natural disasters and public health issues, that could negatively affect our business and financial condition.
Our business could be adversely impacted by the effects of catastrophic global events including natural disasters such as earthquakes, fires, hurricanes, tornados, floods or significant power outages and public health crises, such as the
COVID-19 pandemic.
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
We are exposed globally to unanticipated changes in tax laws and regulations, adjustments to our tax provisions, exposure to additional tax liabilities, or adjustments of our tax assets.
As a company active in research and development, we have benefited from certain research and development tax incentives including tax credits and a payroll withholding tax exemption. We also expect to benefit from the Belgian innovation income deduction.
The determination of our provision for income taxes and other tax liabilities requires judgment, including the adoption of certain accounting policies and our determination of whether our deferred tax assets are, and will remain, fully available in future periods. We cannot guarantee that our interpretation of applicable tax laws (including with respect to our eligibility for, or our calculation of, tax incentives such as the Belgian R&D tax credit, the Belgian payroll withholding tax exemption for R&D personnel, the Belgian innovation income deduction and similar tax incentives in other jurisdictions in which we have material operations or sales), our transfer pricing policies or our organizational and operational structure will not be questioned by the relevant tax authorities, or that the relevant tax laws and regulations, or the interpretation thereof, including through tax rulings, will not be subject to change. Our effective tax rates could be adversely affected, now or in the future, by changes in tax laws, treaties and regulations or the interpretation thereof by the relevant tax authorities in countries where we have material operations. A successful challenge to tax positions in
Belgium or other country where we have material operations may lead to adjustments in the amounts recorded in our financial statements and could have a significant impact on our effective tax rate and on our deferred tax assets. An increase of the effective tax rates could have an adverse effect on our business, financial position, results of operations and cash flows.
In 2021, the Organisation of Economic Co-operation and Development (OECD) published a proposal that included a global minimum tax (Pillar Two). To date, many jurisdictions are in various stages of implementation of Pillar Two rules.
Based on current information, management expects that the Company will be subject to the Pillar Two Directive and domestic laws in 2025, as it is the year the Company has met all requirements under the Pillar Two legislation. The
Company does not expect the Pillar Two rule to have a material impact on the effective tax rate of the Group.

In case of a change of control, we could be exposed to the risk of losing any unused tax credit and innovation income deduction. Furthermore, if any legislator decides to eliminate, or change the conditions for claiming such tax incentives, or reduce the scope or the rate of such incentives, any of which it could decide to do at any time, our results of operations could be adversely affected including through the de-recognition of deferred tax assets.
We may encounter difficulties efficiently managing our growth and our increasing development, regulatory, and sales and marketing capabilities, which could disrupt our operations.
We have grown, and expect to continue to grow, significantly in the number of employees and scope of operations over recent years, particularly in the areas of drug research, drug development, regulatory affairs, and sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. In particular, we must efficiently leverage our own sales and marketing capabilities in order to launch or market our products candidates effectively.
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
Risk Factors Related to the ADSs
Holders of our ADSs have fewer rights than our ordinary shareholders.
Except as described in this Annual Report or any deposit agreements, holders of ADSs are not treated as our shareholders unless they withdraw the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary, or its nominee, is the holder of the ordinary shares underlying the
ADSs. ADSs are transferable on the books of the depositary. The depositary may refuse to deliver, transfer or register transfers of ADSs. Temporary delays in the cancellation of ADSs and withdrawal of the underlying ordinary shares may arise. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.
Holders of ADSs may vote them in person or by proxy in accordance with applicable laws and regulations and our articles of association (Articles of Association). We cannot guarantee that holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs.
Holders of our ADSs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or us if their ordinary shares are not voted as they have requested or if their shares cannot be voted.
The price of our ADSs may be volatile and may fluctuate due to factors beyond our control. An active public trading market may not be sustained.
The stock markets in general, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.
The trading price of our ADSs depends on a number of factors, including those described elsewhere in this “Risk
Factors” section, many of which are beyond our control and may not be related to our operating performance, which may limit or prevent investors from readily selling their ADSs or ordinary shares and may otherwise negatively affect the liquidity of our ADSs and ordinary shares. We provide guidance regarding our cash and expenses, which are inherently uncertain. Any guidance that we provide may not always be accurate or may vary. If we fail to meet our guidance, or if we have to revise such guidance, the price of our ADSs or ordinary shares could decline. Sales of a substantial number of ADSs or our ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of ADSs or our ordinary shares and could impair the market price of our securities or our ability to raise capital through the sale of additional equity securities.

In addition, an active public trading market for our ADSs may not be sustained. Further, fluctuations in exchange rates may also impact the price of our ADSs and ordinary shares which may result in heavy trading by investors seeking to exploit such differences, or impact the proceeds holders receive.
If securities or industry analysts cease coverage of us, or publish inaccurate or unfavorable research about our business, the price of our ADSs or ordinary shares and our trading volume could decline.
The trading market for the ADSs and ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. We do not have control over these analysts. If no or too few securities or industry analysts cover us, the trading price of our ADSs and ordinary shares would likely be negatively affected. If one or more of the analysts who cover us downgrade our ADSs or ordinary shares or publish inaccurate or unfavorable research about our business, the price of our ADSs or ordinary shares would likely decline.
If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to comply with applicable regulations could be impaired, and the trading price of our ADSs may be negatively impacted.
We are required to comply with various corporate governance and financial requirements under the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing rules of the Nasdaq Global
Market (the Nasdaq listing Rules) and requirements, and other applicable securities rules and regulations. We are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting and an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. Moreover, any failure to maintain internal control over financial reporting or any material weaknesses or significant deficiency thereover, could result in a loss of investors’ in the accuracy, completeness and reliability of our financial statements, subject us to sanctions or investigations, or negatively impact the trading price of our ADSs or ordinary shares.
Risk Factors Related to being a Foreign Private Issuer or a Dutch Company
The risks in this subsection that relate to our status as a foreign private issuer will change if we lose our status as a foreign private issuer under U.S. law.
We are a Dutch European public company with limited liability. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.
We are a Dutch European public company with limited liability (Societas Europeae ). The rights of shareholders and the responsibilities of members of our Board of Directors may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions.
As a result of these differences between Dutch corporate law and our Articles of Association, on the one hand, and the
U.S. federal and state laws, on the other hand, in certain instances, our shareholders and holders of our ADSs could receive less protection than they would as shareholders or ADS holders of a listed U.S. company.
For example, provisions of our Articles of Association may make it more difficult for a third party to acquire control of us or effect a change in our Board of Directors. We have adopted several provisions that may have the effect of making a takeover of our Company more difficult or less attractive. These provisions could discourage potential takeover attempts that other shareholders may consider to be in their best interest and could adversely affect the market price of our securities.
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
Claims of U.S. civil liabilities may not be enforceable against us or the members of our Senior Management Team and our Board of Directors.
A significant amount of our assets are located outside the U.S. The majority of the members of our Senior Management
Team and our directors are not U.S. residents and we do not have significant assets in the U.S. As a result, it may not be possible, or more difficult, for investors to enforce against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. There are no treaties between the U.S. with either the Netherlands or Belgium providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the U.S. based on civil liability, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the Netherlands or in Belgium unless the underlying claim was re-litigated before a Dutch or Belgian court of competent jurisdiction. This will depend on the applicable Dutch or Belgian national rules. In addition, there is doubt as to whether a Dutch or Belgian court would impose civil liability on us or the members of our management or of our Board of Directors in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction against us, our management or directors.
As a foreign private issuer, we are exempt from various rules and regulations that a U.S. domestic public company would be required to follow, including those requirements under U.S. securities laws and Nasdaq listing standards.
As a “foreign private issuer” defined in the SEC’s rules and regulations, we are not subject to all of the disclosure and corporate governance requirements applicable to companies organized within the United States. For example, are exempt from certain provisions of the U.S. Securities Exchange Act of 1934, as amended (Exchange Act), that are applicable to
U.S. domestic public companies. We are subject to Dutch laws and regulations with regard to such matters. While we furnish quarterly unaudited financial information to the SEC on Form 6-K, the information we furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.
As a foreign private issuer listed on Nasdaq, we are subject to corporate governance listing standards. However, we are permitted to rely on home country governance requirements and certain exemptions thereunder. Certain of our corporate governance practices may differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.
As a Dutch public company with limited liability, we are not obligated to, and do not comply with, all the best practice provisions of the DCGC, which may affect shareholders’ rights. We are required to disclose in our annual report, filed in the Netherlands, whether we comply with the provisions of the DCGC. If we do not comply with the provisions of the
DCGC (for example, because of a conflicting Nasdaq Listing Rule or otherwise), we must list the reasons for any deviation from the DCGC in our annual report filed in the Netherlands.
We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the U.S. or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the U.S. and (iii) our business must be administered principally outside the U.S. As of February 19, 2025, we believe at least 50% of our outstanding ordinary shares were held by U.S. residents (assuming that all our ordinary shares represented by ADSs were held by residents of the U.S.).
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

If the Company is classified as a passive foreign investment company (PFIC) for any taxable year, U.S. investors may be subject to adverse U.S. federal income tax consequences described below under “Item 10.E Taxation — Certain Material
U.S. Federal Income Tax Considerations for U.S. Holders” The Company will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, taking into account a pro rata portion of the income and assets of
25% or more owned subsidiaries, either (i) at least 75% of its gross income consists of “passive income” or (ii) at least
50% of the average quarterly value of its assets is attributable to assets that produce, or are held for the production of, passive income.
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
Our official seat is in Amsterdam, the Netherlands, and our registered office is at Laarderhoogtweg 25, 1101 EB
Amsterdam, the Netherlands. We are registered with the trade register of the Dutch Chamber of Commerce under number 24435214. Our European legal entity identifier number (LEI) is 7245009C5FZE6G9ODQ71. Our telephone number is +31 (0) 10 70 38 441. Our website address is www.argenx.com. This website is not incorporated by reference in this Annual Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. The registered agent for service of process in the U.S. is CT Corporation System, with an address at 111 8th Avenue, New York, NY 10011.
For information on our capital expenditure for the years ended December 31, 2024, 2023 and 2022, please see
“Note 4 — Property, Plant and Equipment” and “Note 5 — Intangible Assets” in our consolidated financial statements which are appended at the end of this Annual Report on Form 20-F for the period ended December 31, 2024, and which are incorporated herein by reference. We anticipate our capital expenditure in 2025 to be financed from the cash flows from operating activities and cash reserves. For more information on our capital expenditures and requirements, see
“Item 5.B. — Liquidity and Capital Resources — Cash Flows — Operating and Capital Expenditure Requirements” in
our Annual Report for the period ended December 31, 2024 which is incorporated herein by reference.
No takeover bid has been instigated by third parties in respect of our equity during the current or previous fiscal years.
B.      BUSINESS OVERVIEW
We are a commercial-stage, global, fully-integrated biopharma company developing a deep pipeline of differentiated therapies for the treatment of severe autoimmune diseases. By combining our suite of antibody engineering technologies with the disease biology expertise of our research collaborators, we aim to translate immunology breakthroughs into a pipeline of novel antibody-based medicines through our discovery engine, the IIP. We developed and are commercializing the first approved FcRn blocker in more than 30 countries and we are evaluating efgartigimod in multiple serious autoimmune diseases. We are also advancing our second asset, empasiprubart, a C2 inhibitor, now in
Phase 3. Several earlier stage experimental medicines, including ARGX-119, a MuSK agonist, are now in its first patient proof-of-concept studies.
For additional information regarding our Company’s principal markets and revenue breakdown, see “Item 5.A. —
Operating Results” in our Annual Report for the period ended December 31, 2024 which is incorporated herein by reference.

2024 In Brief
Operational Highlights
In 2024, we established our ‘Vision 2030’ outlining our long-term commitment to transform the treatment of severe autoimmune disease with VYVGART, empasiprubart and our expanding pipeline of antibody-based therapeutics. With our eyes set on 2030, we are targeting the treatment of 50,000 patients globally, securing 10 labeled indications across all approved medicines, and advancing five pipeline candidates into Phase 3 development.
In 2024, we made important progress to reach this goal. We grew our global commercial footprint in gMG to reach more than 10,000 patients and we remain on track to expand into additional regions throughout 2025. We received FDA approval for VYVGART HYTRULO for the treatment of CIDP and have been working hard to bring VYVGART
HYTRULO to CIDP patients, reaching approximately 1,000 patients by the end of 2024. This, together with our continued growth in MG, translated in $2.2 billion in product net sales in 2024. We look forward to continued
commercial execution as we expand our patient reach through label enabling studies in seronegative gMG and ocular
MG patient populations and we continue to innovate on the patient experience with our pre-filled syringe (PFS) with
VYVGART SC, with an PDUFA Date of April 10, 2025.
We made significant progress in evaluating efgartigimod across additional autoimmune diseases. We announced the GO-
decisions for primary Sjögren’s disease (SjD) and three subsets of myositis (immune-mediated necrotizing myopathy
(IMNM), anti-synthetase syndrome (ASyS), dermatomyositis (DM)), for which we are currently running Phase 3 clinical trials. We continue to evaluate efgartigimod in more than 10 additional indications, and this year, we added autoimmune encephalitis to the line-up. We are excited to add another indication in 2025.
In 2024 we made significant progress with our second asset, empasiprubart (ARGX-117) targeting complement component 2 (C2). empasiprubart has now shown proof-of-concept in multifocal motor neuropathy (MMN) and has started its first Phase 3 in this indication. We additionally announced CIDP as the 4th indication for which we go straight to a Phase 3 clinical trial, expected to start in 2025.
Beyond our first two assets, efgartigimod and empasiprubart, we worked to further advance our third clinical pipeline asset, ARGX-119, targeting muscle-specific kinase (MuSK). ARGX-119 has started its first proof-of-concept clinical trial in congenital myasthenic syndrome (CMS) and amyotrophic lateral sclerosis (ALS) this year and we have announced a 3rd indication, spinal muscular atrophy (SMA). We believe ARGX-119 has potential as a novel treatment modality in multiple serious indications.
Our immunology innovation program (IIP) is a key driver for our future sustainable growth. This is reflected in 4 new investigational new drugs (INDs) that will start Phase 1 clinical trials in 2025 to continue to deliver immunology innovations to the patients who need them.
Reach More Patients Globally with VYVGART
•VYVGART is now approved in the U.S., Japan, the EU, the UK, Switzerland, Israel, Mainland China, Canada, South
Korea, United Arab Emirates, Australia and Kuwait (through Genpharm Services FZ-LLC (Genpharm)) for the treatment of gMG. VYVGART is now also approved and launched in Japan for the treatment of ITP. VYVGART SC is now approved in the U.S., the EU, the UK, Japan, China (through Zai Lab), Australia and Kuwait (through
Genpharm) for the treatment of gMG and in the U.S., Japan, and China for the treatment of CIDP. VYVGART is the only gMG treatment available as both an intravenous (IV) and a simple SC injection, providing choice to patients in how and where they are treated.
•In 2024, we generated product net sales of $2.2 billion
•Pricing and reimbursement discussions for VYVGART and VYVGART SC remain ongoing in multiple jurisdictions, including in several countries in the EU, with new agreements in place in France, Luxembourg, Belgium, the
Netherlands, Poland, Slovakia and Austria.
•We filed for approval of VYVGART for gMG in Saudi Arabia and are expecting a decision on approval in 2025.
•We filed for approval of VYVGART SC for CIDP in the EU and are expecting a decision on approval in 2025.
•We received approval of the PFS for gMG in Europe on February 13, 2025.
•We filed for approval of the PFS for gMG and CIDP in the U.S. with a PDUFA Date of April 10, 2025. We also filed for approval in Canada and Japan with expected decisions on approval in 2025.

Advance Extensive Pipeline
We continue to demonstrate breadth and depth within our immunology pipeline and have advanced multiple pipeline-in-
a-product candidates. With efgartigimod, we are furthering our leadership in neonatal Fc receptor (FcRn) and we are continuing its development in more than 10 indications today. Beyond efgartigimod, we are advancing our other clinical pipeline programs, including empasiprubart (C2 inhibitor) which has now shown proof-of-concept in MMN and initiated its first Phase 3 clinical trial, and is in Phase 2 POC clinical trials in delayed graft function (DGF) and DM. We also announced CIDP as the 4th indication for empasiprubart during our R&D Day on July 16, 2024 and plan to start a registrational study in CIDP evaluating empasiprubart head-to-head versus intravenous IgG (IVIg) in first half of 2025.
In addition, we have initiated Phase 1b/2a clinical trials of ARGX-119, a MuSK agonist, in CMS congenital myasthenic syndromes and ALS. Four new pipeline candidates were nominated in 2024 from our immunology innovation program
(IIP), including: ARGX-213, ARGX-121 and ARGX-220 and ARGX-109. Phase 1 results expected for ARGX-109 in second half of 2025 and for ARGX-213 and ARGX-121 in first half of 2026.
Pioneer the FcRn Pathway with efgartigimod
Neurology indications:
•CIDP (ADHERE): following the positive topline results from the ADHERE clinical trial in CIDP, a supplemental biologics license application (sBLA) for efgartigimod SC was approved for the treatment of CIDP and launched in
July 2024 in the U.S. We also received approval in Japan and China for the treatment of CIDP.
•Myositis (ALKIVIA): In November 2024, we announced the GO decision to continue Phase 3 of the ALKIVIA clinical trial.
◦The decision to continue clinical development of efgartigimod SC in each of the three myositis subtypes, including IMNM, ASyS and DM, is supported by the efficacy and safety results from the Phase 2 portion of the seamless Phase 2/3 ALKIVIA clinical trial. Overall, the clinical trial met its primary endpoint, demonstrating a statistically significant treatment effect in mean total improvement score (TIS) at week 24, and showed improvement across all six core set measures of the TIS in favor of efgartigimod SC compared to placebo.
The observed safety and tolerability profile was consistent to that demonstrated with other clinical trials.
◦Topline results expected 2H 2026.
•TED (UplighTED): registrational clinical trials in thyroid eye disease (TED) ongoing with efgartigimod PFS. Topline results expected 2H 2026.
•Seronegative gMG (ADAPT-SERON): registrational clinical trial in seronegative gMG patients ongoing with efgartigimod IV. Topline results expected 2H 2025.
•Ocular MG (ADAPT-OCULUS): registrational clinical trial in ocular MG patients ongoing with efgartigimod PFS.
Topline results expected 1H 2026.
Hematology/rheumatology indications:
•ITP (ADVANCE-IV): positive clinical trial results formed the basis of approval in Japan for ITP, received on March
26, 2024.
•ITP (ADVANCE-NXT): confirmatory clinical trial in ITP ongoing with efgartigimod IV in the U.S. Topline results expected in 2H 2026.
•Primary SjD (RHO): following the analysis of topline data from the Phase 2 POC clinical trial through our partnership with IQVIA Ltd (IQVIA) in SjD we decided to continue the development of efgartigimod PFS to Phase 3
(UNITY), which was initiated at the end of 2024. Topline results expected in 2027.
•Systemic Sclerosis (SSc): Phase 2 POC clinical trial ongoing. Topline results expected in 2H 2026.
Nephrology indications:
•Lupus Nephritis: Phase 2 POC clinical trial ongoing through our partnership with Zai Lab. Topline results expected in
2H 2025.

•Antibody-mediated rejection: shAMRock Phase 2 POC clinical trial in antibody-mediated rejection (AMR) has been initiated.
In 2024 we made the decision to stop development in PC-POTS (ALPHA), Bullous Pemphigoid (BALLAD) and
membranous nephrology based on review of the Phase 2 data.
Broaden Immunology Pipeline with empasiprubart and ARGX-119
empasiprubart (C2 inhibitor):
•MMN (ARDA): based on the positive Phase 2 POC data of empasiprubart in MMN we have advanced empasiprubart into Phase 3 (EMPASSION). Topline results expected in 2H 2026.
◦In January 2024, we reported positive clinical data from the first cohort of the Phase 2 POC ARDA clinical trial establishing POC in MMN. empasiprubart demonstrated a 91% reduction in the need for IVIg rescue compared to placebo [HR (95% CI) = 0.09 (0.2 : 0.44)].
◦In July 2024, we reported positive clinical data from the second cohort of the Phase 2 POC ARDA clinical trial confirming POC in MMN. empasiprubart demonstrated a 84% reduction in the need for IVIg rescue compared to placebo [HR: (95% CI) = 0.16 (0.02 : 1.54)].
◦Safety profile was consistent with Phase 1 data in both cohorts.
◦We are also conducting a natural history study (IMMERSION) in MMN.
•DGF (VARVARA) and DM (EMPACIFIC) Phase 2 POC clinical trials ongoing in DGF and DM. Topline results expected 2H 2025 and 1H 2026, respectively.
•CIDP (EMVIGORATE): Phase 3 clinical trial in CIDP expected to start in 1H 2025.
ARGX-119 (MuSK agonist):
•Phase 1 dose-escalation clinical trial in healthy volunteers completed; data supports advancement in POC studies.
•CMS: Phase 1b clinical trial started to assess early signal detection in patients with CMS. Topline results expected in
2H 2025.
•ALS (reALiSe): Phase2a clinical trial started to assess early signal detection in patients with ALS. Topline results expected 1H 2026.
Build out the Innovation Ecosystem
•In January 2024, we announced the nomination of four new pipeline candidates, including: ARGX-213 targeting
FcRn, furthering argenx’s leadership in this new class of medicine; ARGX-121 targeting Immunoglobulin A (IgA)
and ARGX-220, which are first-in-class targets broadening argenx’s focus across the immune system; and
ARGX-109, targeting IL-6, which plays an important role in inflammation. Preclinical work is ongoing in each candidate and the first healthy volunteer studies are expected to start in 2025.
Corporate Achievements
•Dr. Brian Kotzin joined the Board of Directors in May 2024 as a non-executive director and chairperson of the research and development committee
•Mr. Peter Verhaeghe, who has served as a non-executive director since July 2014, was reappointed as a non-executive director and chairperson of the Board of Directors for a term of 2 years
•Dr. Pamela Klein, who has served as a non-executive director since April 2016, was reappointed as a non-executive director for a term of 2 years
•Expansion to 1,599 full-time employees (as of December 31, 2024) to support further growth of our business, including fully staffed commercial teams in the U.S., Europe, Japan and Canada

2024 Financial Highlights
•Product net sales of $2.2 billion
•Research & development of $1 billion
•Transition to sustainable operating profitability in 2025 enables continued investment in innovation.
2025 Outlook
The table above is subject to risks and uncertainties that may materially impact the achievement of our 2025 outlook. For more information, please refer to “Item 3.D. — Risk Factors” of this Annual Report for a discussion of such risks and uncertainties.
Our Medicines
VYVGART is a first-in-class antibody fragment targeting FcRn. VYVGART is the only gMG treatment available as both an IV and a simple SC injection (VYVGART SC).
VYVGART is approved in more than 30 countries and VYVGART SC is now approved in the U.S., the EU, the UK,
Japan, Israel, China and in Australia for the treatment of gMG. VYVGART SC is now also approved in the U.S., China and Japan (as VYVDURA) for the treatment of CIDP. VYVDURA is also approved for the treatment of ITP in Japan.
Our Pipeline

•efgartigimod is an IgG1 antibody Fc fragment that has been engineered for increased affinity to FcRn compared to endogenous IgG. efgartigimod selectively reduces IgG by blocking FcRn-mediated IgG recycling without impacting antibody production, or affecting other parts of the immune system. It is approved in three indications, including gMG, CIDP and ITP, and is being evaluated in more than 10 additional serious autoimmune indications.
•empasiprubart (C2 inhibitor): empasiprubart is a novel complement inhibitor targeting C2, blocking the function of both the classical and lectin pathways while leaving the alternative pathway intact. We believe empasiprubart has the potential to be a pipeline-in-a-product candidate and is being evaluated in 4 serious autoimmune diseases, of which 2 indications are in Phase 3.
•ARGX-119 (MusK agonist): ARGX-119 is an agonist SIMPLE ANTIBODY™ to the MuSK receptor with potential in multiple neuromuscular indications. It is currently in proof-of-concept studies for CMS (Phase 1b clinical trial), ALS (Phase 2a) and will start in SMA in 2025.
•Preclinical Candidates: Four INDs to start Phase 1 studies in 2025:
◦ARGX-213, targets FcRn, furthering argenx’s leadership in this new class of medicine
◦ARGX-121 targeting IgA and ARGX-220 both broadening argenx’s focus across the immune system
◦ARGX-109, targets IL-6, which plays an important role in inflammation
•In addition to our wholly-owned pipeline, we have candidates that emerged from our IIP that we out-licensed to a partner for further development and for which we have milestone, royalty or profit-share agreements. These candidates include, amongst others: cusatuzumab (anti-CD70 antibody – OncoVerity), ARGX-112 (LP-0145 –
anti-IL-22R antibody – LEO Pharma), ARGX-114 (AGMB-101 – agonistic anti-MET antibody – Agomab) and
ARGX-115 (ABBV-151 – anti-GARP antibody – AbbVie).
Immunology Innovation Program (IIP)
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
Examples of our IIP programs include:
•efgartigimod emerged from a collaboration with Professor Sally Ward at the University of Texas Southwestern
Medical Center and later became one of the blueprints for our IIP collaborations. Professor Ward’s research identified the crucial role that FcRn plays in maintaining and distributing IgGs throughout the body.
efgartigimod is a human IgG1 Fc fragment that is equipped with ABDEG™ mutations, which we in-licensed from the University of Texas Southwestern Medical Center. These proprietary mutations modified efgartigimod to increase its affinity for FcRn while retaining the pH-dependent binding that is characteristic of FcRn interactions with its natural ligand, endogenous IgG.
•empasiprubart was built in collaboration with Broteio Pharma B.V. (Broteio). Broteio was launched in 2017 with support from Professor Erik Hack and the University of Utrecht, to conduct research demonstrating preclinical POC of the mechanism of action of empasiprubart. Professor Hack is a renowned researcher in the role of inflammation in disease, specifically in the complement system, and has contributed research and expertise to the approval of two complement inhibitors. His understanding of the mild phenotype associated with a natural C2 deficiency and C2’s unique positioning at the junction of the classical and lectin pathways led to our interest in engineering empasiprubart with our proprietary NHANCE™ mutations and LALA mutations.
•ARGX-119 was built in collaboration with the Leiden University Medical Center (LUMC) and New York
University (NYU) with support from teams led by Professor Verschuuren and Professor Steve Burden,
respectively. Both groups have world-class expertise in unraveling the biological mechanism of neuromuscular disease and translating these insights from the lab to the patient.
We bring to the collaboration our unique suite of antibody discovery and antibody engineering technologies and experience in clinical development to complement our partners’ expertise in disease and target biology. Our suite of technologies include amongst others our SIMPLE ANTIBODY™ platform technology and NHANCE™, ABDEG™,

POTELLIGENT®, and DHS mutations that focus on engineering the Fc region of antibodies in order to augment their intrinsic therapeutic properties. For more information, please see “Item 4.B — Business overview — Antibody
Engineering and Other Technology Capabilities”.
Our Suite of Technologies
•Through our IIP, we collaborate with scientific and academic partners to identify immunology breakthroughs and build potential pipeline candidates. This is done through co-creation. We bring to the collaboration our unique suite of antibody engineering technologies and experience in clinical development to complement our partners’ expertise in disease and target biology.
•SIMPLE ANTIBODY™ platform technology: Our proprietary SIMPLE ANTIBODY™ platform technology, based on the powerful llama immune system, allows us to exploit novel and complex disease biology targets. The platform sources antibody variable regions (V-regions) from the immune system of outbred llamas, each of which has a different genetic background. The llama produces highly diverse panels of antibodies with a high human homology, or similarity, in their V-regions when immunized with targets of human disease. Our SIMPLE ANTIBODY™
platform technology allows us to access and explore a broad target universe while potentially minimizing the long timelines associated with generating antibody candidates using traditional methods.
•NHANCE™, ABDEG™, POTELLIGENT®, and DHS mutations focus on engineering the Fc region of antibodies in order to augment their intrinsic therapeutic properties. In addition, we obtained a non-exclusive research license and option from Chugai Pharmaceutical Co., Ltd. (Chugai) for the SMART-Ig® (‘Recycling Antibody’ and part of
‘Sweeping Antibody’) and ACT-Ig® (Antibody half-life extending) technologies. These technologies are designed to enable us to expand the therapeutic index of our product candidates, which is the ratio between toxic and therapeutic dose, by potentially modifying their half-life, tissue penetration, rate of disease target clearance and potency. In 2020, we also entered into a non-exclusive research agreement with the Clayton Foundation under which we may access the
Clayton Foundation’s proprietary DHS mutations to extend the serum half-life of therapeutic antibodies.
Our Products and Product Candidates
The following table summarizes key information on our portfolio of lead products and product candidates as of the date of this Annual Report.

Program
Indication
Preclinical
Phase 1
Proof of Concept
Registrational
Commercial
VYVGART
gMG
VYVGART HYTRULO
ITP (Japan)
CIDP
efgartigimod
Seronegative gMG
Ocular gMG
Thyroid Eye Disease
ITP
Myositis (IMNM, ASyS, DM)
Sjögren's Disease
Lupus Nephropathy
Systemic Sclerosis
Antibody-Mediated Rejection
Autoimmune encephalitis
NOT DISCLOSED
empasiprubart
Multifocal Motor Neuropathy
CIDP
Delayed Graft Function
Dermatomyositis
ARGX-119
Congenital Myasthenic Syndrome
Amyotrophic Lateral Sclerosis
Spinal Muscular Atrophy
ARGX-109
NOT DISCLOSED
ARGX-121
NOT DISCLOSED
ARGX-213
NOT DISCLOSED
ARGX-220
NOT DISCLOSED
NEUROLOGY
HEMATOLOGY AND RHEUMATOLOGY
DERMATOLOGY
NEPHROLOGY
INDICATION NOT DISCLOSED

Our Programs
VYVGART
Approvals and Regulatory Plan
Our two approved medicines, VYVGART and VYVGART SC, are FcRn blockers. VYVGART is approved in more than 30 countries for the treatment of adults with gMG who are anti-acetylcholine receptor (AChR) antibody positive
(AChR-AB+) and for the treatment of adults with gMG who do not have sufficient response to steroids or non-steroidal immunosuppressive therapies (ISTs), including seronegative patients, in Japan. VYVGART is now also approved for the treatment of adult patients with ITP in Japan. Our second product, VYVGART SC, is a subcutaneous combination of efgartigimod alfa and recombinant human hyaluronidase PH20 (rHuPH20), Halozyme Therapeutics, Inc.’s (Halozyme)
ENHANZE® SC drug delivery technology. It has been approved for the treatment of adults with gMG who are AChR-
AB+ as VYVGART HYTRULO in the U.S. and China, as VYVGART in the EU, and as VYVGART SC in the UK,
Israel. It has also been approved as VYVDURA in Japan for the treatment of adults with gMG who do not have sufficient response to steroids or non-steroidal ISTs, including seronegative patients. VYVGART SC has now also been approved for the treatment of adults with CIDP in the U.S. and China as VYVGART HYTRULO and in Japan as
VYVDURA.
More approvals and launches of both VYVGART and VYVGART SC in multiple jurisdictions and countries are planned following pricing and reimbursement negotiations. The following table summarizes the status of regulatory approvals and commercialization efforts for VYVGART IV, VYVGART SC and PFS as March 17, 2025:

Product	Product name	Indication	Geography	Submission	Approval	Launched
VYVGART IV	VYVGART	gMG	US		December 17, 2021	December 17, 2021
	VYVGART	gMG	Europe		August 10, 2022	Germany was the first European country to launch on September 1, 2022
	VYVGART	gMG	Canada		September 19, 2023	November 6, 2023
	VYVGART	gMG	Israel		April 24, 2023	Not marketed
	VYVGART	gMG	Japan		January 20, 2022	May 9, 2022
	VYVGART	gMG	The UK		March 14, 2023	Not marketed
	VYVGART	gMG	China		June 30, 2023	September 5, 2023
	VYVGART	gMG	Australia		February 24, 2025	Not available
	VYVGART	gMG	Kuwait		February 19, 2025	Not available
	VYVGART	gMG	Saudi Arabia	Submitted	Not available	Not available
	VYVGART	gMG	Korea (the Republic of)		January 20, 2025	Not available
	VYVGART	gMG	United Arab Emirates		October 30, 2024	Not marketed
	VYVGART	gMG	Switzerland		October 3, 2024	Not marketed
	VYVGART	ITP	Japan		March 26, 2024	On the market since launch of IV product
	Not available	gMG	Brazil	Planned submission 2H 2025	Not available	Not available
	Not available	gMG	Singapore	Not available	Not available	Not available

Product	Product name	Indication	Geography	Submission	Approval	Launched
VYVGART SC	VYVGART HYTRULO	gMG	US		June 20, 2023	June 20, 2023
	VYVGART HYTRULO	CIDP	US		June 21, 2024	On the market since launch of SC product
	VYVGART	gMG	Australia		February 24, 2025	Not available
	VYVGART	gMG	Europe		November 15, 2023	Germany was the first European country to launch on December 15, 2023
	VYVGART	CIDP	Europe	Submitted	Expected in 2H 2025	Not available
	Not available	gMG	Switzerland		February 10, 2025	Not available
	VYVGART	gMG	The UK		February 6, 2024	Not marketed
	VYVGART SC	gMG	Israel		September 23, 2024	Not marketed
	VYVGART HYTRULO	gMG	China		July 9, 2024	December 3, 2024
	VYVGART HYTRULO	CIDP	China		November 5, 2024	On the market since launch of SC product
	VYVDURA	gMG	Japan		January 18, 2024	April 17, 2024
	VYVDURA	CIDP	Japan		December 27, 2024	On the market since launch of SC product
PFS	VYVDURA	gMG	Japan	Submitted	Expected in 2H 2025	Not available
	VYVDURA	CIDP	Japan	Submitted	Expected in 2H 2025	Not available
	Not available	gMG	U.S.	Submitted	Expected in 1H 2025	Not available
	Not available	CIDP	U.S.	Submitted	Expected in 1H 2025	Not available
	VYVGART	gMG	Europe		February 13, 2025	February 13, 2025
	VYVGART	CIDP	Europe	Submitted	Expected in 1H 2025	Not available
	Not available	gMG	Canada	Submitted	Expected in 2H 2025	Not available
	Not available	CIDP	Canada	Submitted	Expected in 2H 2025	Not available
	Not available	gMG	The UK	Submitted	Not available	Not available
Commercialization
We have established our own sales force in the U.S., Japan, Europe and Canada for VYVGART for the treatment of
gMG and CIDP (where approved). We plan to expand our own sales and marketing capabilities and promote our products and product candidates in other regions if we decide there is a business case to do so after regulatory approval has been obtained.
Development and commercialization may also be done through collaborations with third parties. In January 2021, we entered into an exclusive out-license agreement with Zai Lab (Zai Lab Agreement), a commercial-stage biopharmaceutical company, for the development and commercialization of efgartigimod in Greater China, (which includes Mainland China, Hong Kong, Taiwan and Macau, Greater China). Zai Lab announced approval of VYVGART in Mainland China in June 2023 for the treatment of adult gMG patients and in 2024 Zai Lab also announced the approval of VYVGART SC for gMG and CIDP. Under the Zai Lab Agreement, we received and continue to be eligible for certain sales-based milestone payments and royalties based on annual product net sales of efgartigimod in Greater
China.
In October 2021, we announced an exclusive distribution agreement with Medison to commercialize efgartigimod for
gMG in Israel (Medison Agreement). Medison filed for and obtained approval for VYVGART in April 2023 and for
VYVGART SC in September 2024. On June 6, 2022 we announced an exclusive multi-regional agreement with
Medison to commercialize efgartigimod in 14 countries, including Poland, Hungary, Slovenia, Czech Republic,

Romania, Bulgaria, Lithuania, Croatia, Slovakia, Estonia, Latvia, Greece, and Cyprus, for the treatment of adult patients with gMG (Medison Multi-Regional Agreement).
In January 2022, we entered into a partnership agreement with Genpharm, under which Genpharm shall purchase
VYVGART from us for the resale in the Gulf Cooperation Council (comprising Saudi Arabia, Kuwait, the United Arab
Emirates, Qatar, Bahrain and Oman) on an exclusive basis for Genpharm’s own account and own name (Genpharm
Agreement).
In 2023, we entered into the Handok Agreement for the distribution of VYVGART in South Korea and in 2024 we received approval for VYVGART in South Korea.
We intend to sign additional distribution partnerships for other territories.
In the U.S., argenx advertises certain products via digital and traditional media channels, including the internet and television.
For a discussion of total revenues by geographic market, please see “Note 17 — Segment Reporting” in our consolidated financial statements which are appended to our Annual Report for the period ended December 31, 2024, and which are incorporated herein by reference.
Pre-Approval Access Program
We are committed to improving the lives of people suffering from rare diseases. We are driven to discover new treatment approaches fueled by the resilience of patients to urgently deliver them. We aim to do this in partnership; we listen to patients, supporters and advocacy communities, and we hear their stories. Their insights guide us as we develop our investigational therapies and motivate us to advance the understanding of rare diseases.
We have a Pre-Approval Access program (PAA) for patients with gMG which opened on February 21, 2021 for patients who are unable to participate in an ongoing clinical trial. In 2024, we approved access to this PAA for over 403 gMG patients in 14 countries. The PAA program remains open in countries where VYVGART is not yet launched or reimbursed.
efgartigimod (formerly ARGX-113) Development
Mechanism of Action
As shown in Figure 1, efgartigimod is a human IgG1 Fc fragment equipped with our ABDEG™ mutations that is designed to target the FcRn and reduce IgG. FcRn is foundational to the immune system and functions to recycle IgG, extending its serum half-life over other IgGs that are not recycled by FcRn. IgGs that bind to FcRn are rescued from lysosomal degradation. By binding to FcRn, efgartigimod can reduce IgG recycling and increase IgG degradation.
Compared to alternative immunosuppressive approaches, such as B-lymphocyte (B-cell) depleting agents, efgartigimod acts in a highly selective manner. For efgartigimod, we now have an estimated 8,000 patients years of safety follow-up between clinical trials and real world experience. efgartigimod has been observed to significantly reduce concentrations of all IgG subtypes without decreasing levels of other IgGs or human serum albumin, which is also recycled by FcRn, discussed in more detail in “Item 4.B. — Business Overview — Formulations” below.

Endothelial Cell
Endosome
Lysosome
IgG Antibody
FcRn
VYVGART

Figure 1: efgartigimod’s mechanism of action blocks the recycling of IgG antibodies and removes them from circulation
Based on its mechanism of action in targeting FcRn to selectively reducing IgGs, efgartigimod has the potential to address a multitude of severe autoimmune diseases where pathogenic IgGs are believed to be mediators of disease.
As of the end of 2024, we are evaluating efgartigimod in more than 10 serious autoimmune indications and plan to continue to expand into new indications.
Indication Selection Strategy
We utilize the following strategy to select indications for efgartigimod:
•We first start with a strong, unifying biological rationale. The indications in our pipeline are unified in that there exists a wide range of supportive evidence that demonstrates that each is IgG-mediated. This ranges from published literature, clinical trials with currently used therapies such as IVIg, PLEX, or rituximab, and other experiments, such as passive transfer models.
•We also look at indications where a significant clinical or commercial opportunity exists. These are disease areas where there is a significant unmet need for innovation as patients are often not well-managed by current therapies and their respective side effects.
•Furthermore, for each indication, there is a defined path forward with established precedent for how to run POC and registrational clinical trials with generally accepted clinical and regulatory endpoints.
Formulations
Overview
We are developing two formulations of efgartigimod to address the needs of patients, physicians, and payers across indications and geographies, including efgartigimod IV (VYVGART) and efgartigimod SC (VYVGART SC).
Scientific Publications
We refer to our key scientific publications from our Phase 3 studies with either the IV or SC formulation in gMG, ITP and CIDP.
•Publication in The Lancet Neurology of Phase 3 ADAPT study data in generalized myasthenia gravis: https://
www.thelancet.com/journals/laneur/article/PIIS1474-4422(21)00159-9/abstract
•Publication in The Lancet of Phase 3 ADVANCE-IV study data in primary immune thrombocytopenia: https://
www.thelancet.com/journals/lancet/article/PIIS0140-6736(23)01460-5/abstract
•Publication in The Lancet Neurology of Phase 3 ADHERE study data in chronic inflammatory demyelinating polyneuropathy: https://www.thelancet.com/journals/laneur/article/PIIS1474-4422(24)00309-0/abstract efgartigimod Indications
Clinical trial overview

Clinical Trial	Stage	Indication	Patients	Primary Endpoint	Status
ADAPT	Registrational	gMG		The proportion of responders based on the Myasthenia Gravis Activities of Daily Living (MG-ADL) score	Marketed
ADAPT-SC	Registrational	gMG		The proportion of responders based on the Myasthenia Gravis Activities of Daily Living (MG-ADL) score	Marketed
ADAPT- SERON	Registrational	seronegative gMG	110	MG-ADL total score change from baseline to day 29 (w4)	Ongoing clinical trial results expected 2H 2025
ADAPT- OCULUS	Registrational	ocular MG	92-124	Change in MGII PRO ocular score from baseline to day 29 (w4)	Ongoing clinical trial results expected 1H 2026
ADHERE	Registrational	CIDP	322	The hazard ratio for the time to first adjusted INCAT deterioration	Marketed
ADVANCE- IV	Registrational	ITP		The proportion of patients that achieved sustained platelet response	Marketed
ADVANCE- NXT	Registrational	ITP	63	Extent of disease control (cumulative number of weeks over the planned 24-week treatment period with platelet counts of ≥ 50×109/L	Ongoing clinical trial results expected in 2H 2026
BALLAD	Registrational	BP	98	The proportion of participants in complete remission while off oral corticosteroids for at least eight weeks at week 36	Clinical trial discontinued in 2024
ALKIVIA	Registrational	Myositis	Target 240	The total improvement score (TIS) at the end of treatment period	Ongoing clinical trial results expected in 2H 2026
RHO	PoC	Primary SjD	Target 30	The proportion of responders to the Composite of Relevant endpoints for SjD (CRESS; response on ≥ three out of five items) at week 24	GO decision made in 2024 advanced in Phase 3
UNITY	Registrational	Primary SjD	Target 580	The change from baseline on the ClinESSDAI score (w48)	Ongoing clinical trial results expected in 2027
ALPHA	PoC	POTS post- COVID19	53	The co-primary endpoints are 1) COMPASS-31 and 2) the Malmö POTS Symptom score at the end of the 24-week treatment period	Clinical trial discontinued in 2024
In partnership with Zai Lab	PoC	LN	Target 60	The change in urine protein creatinine ratio from baseline to end of the treatment period	Ongoing clinical trial results expected in 2H 2025
In partnership with Zai Lab	PoC	MN	Target 70	The change in urine protein creatinine ratio from baseline to end of the treatment period in the anti-PLA2R Ab seropositive population	Clinical trial discontinued in 2024
uplighTED	Registrational	TED	Target 108/ trial	Percentage of participants who were proptosis responders at week 24	Ongoing clinical trial results expected in 2H 2026

Clinical Trial	Stage	Indication	Patients	Primary Endpoint	Status
shAMRock	PoC	AMR	Target 30	Safety and tolerability. Efficacy measures such as estimated glomerular filtration rate, histology and urine protein creatinine ratio are captured in the secondary endpoints	Clinical trial has been initiated in 2024
ADAPT- JUNIOR IV	Phase 2/3	gMG	Target over 12	To confirm an age-adjusted optimum dose of efgartigimod IV and provide (model- predicted) evidence for a treatment response	Ongoing clinical trial
ADAPT- JUNIOR SC	Phase 2/3	gMG	Target over 12	To confirm an appropriate dose of efgartigimod PH20 SC in pediatric participants with gMG	Ongoing clinical trial
Other clinical trials	PoC	AAV			Clinical trial discontinued in 2024
	PoC	SSc	To be con firmed	To be confirmed	Ongoing clinical trial results expected in 2H 2026
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
In May 2020, we announced positive topline results from the pivotal ADAPT clinical trial of efgartigimod for the treatment of gMG. The topline results from the ADAPT clinical trial showed that efgartigimod was well-tolerated, demonstrated clinically meaningful improvements in strength and quality of life measures, and provided the option of an individualized dosing schedule for gMG patients. The full Phase 3 ADAPT results were published in The Lancet
Neurology in July 2021. The data from the ADAPT clinical trial and the subsequent OLE (ADAPT+) formed the basis for the regulatory approvals of VYVGART in the U.S., Japan, the EU, Mainland China, Israel, the UK and Canada.
On March 22, 2022, we announced positive topline results from the Phase 3 ADAPT-SC clinical trial, a registrational non-inferiority bridging clinical trial of efgartigimod SC for the treatment of gMG. efgartigimod SC achieved the primary endpoint of total IgG reduction from baseline at day 29, demonstrating statistical noninferiority to VYVGART
IV formulation in gMG patients. Based on these results, we received regulatory approval in the U.S., the EU, China,
Japan, Switzerland, the UK, Israel and Australia.

Other clinical trials
In 2024, we initiated registrational clinical trials to expand the VYVGART label into broader MG populations, including in seronegative gMG patients (ADAPT-SERON) and ocular MG patients (ADAPT-OCULUS). We also have clinical trials ongoing in pediatric gMG patients (ADAPT-JUNIOR) with efgartigimod IV and efgartigimod SC.
CIDP
Overview
CIDP is a chronic autoimmune disorder of peripheral nerves and nerve roots caused by an autoimmune-mediated destruction of the myelin sheath, or myelin producing cells, insulating the axon of the nerves and enabling speed of signal transduction. The cause of CIDP is unknown, but abnormalities in both cellular and humoral immunity have been shown. CIDP is a chronic and progressive disease: onset and progression occur over at least eight weeks in contrast with the more acute Guillain-Barré-syndrome. Demyelination and axonal damage in CIDP lead to loss of sensory and/or motor neuron function, which can lead to weakness, sensory loss, imbalance and/or pain. U.S. prevalence for CIDP patients is 42,000 of whom 24,000 are treated patients.
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
In July 2023, we announced positive topline results from the ADHERE clinical trial evaluating VYVGART SC
(efgartigimod alfa and hyaluronidase-qvfc) in adults with CIDP. The clinical trial met its primary endpoint
(p=0.000039), demonstrating a significantly lower risk of relapse with VYVGART SC compared to placebo (HR: 0.39
95% CI: 0.25; 0.61). 67% of patients in open-label Stage A demonstrated evidence of clinical improvement, indicating that IgG autoantibodies play a significant role in the underlying biology of CIDP.
VYVGART SC was well-tolerated with a safety profile that is consistent with prior clinical trials and the known profile of VYVGART. The most frequent treatment-related adverse event was ISRs, which occurred in a lower percentage of patients than previous VYVGART SC clinical trials (20% in Stage A; 10% in Stage B). All ISRs were mild to moderate and resolved over time. 99% (226/249) of eligible patients continued to the ADHERE-Plus OLE clinical trial.
Based on these results, we received regulatory approval in the U.S. in June 2024, in China in November 2024 and in
Japan in December 2024. Regulatory review is currently ongoing in other jurisdictions including in the EU.
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
Current Medical Research and Opinion, 25:12, 2961-2969; Am J Hematol. 2012 Sep; 87(9): 848–852; Pediatr Blood
Cancer. 2012 Feb; 58(2): 216–220).
Phase 3 ADVANCE Clinical Trials
In 2019, the first of two registrational clinical trials, the ADVANCE clinical trial, was initiated to evaluate efgartigimod
IV (VYVGART) for the treatment of primary ITP. The second registrational ADVANCE-SC clinical trial of efgartigimod SC for the treatment of primary ITP was initiated in 2020.

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
There was also a statistically significant separation from placebo in key platelet-derived secondary endpoints. Additional secondary endpoint data from the ADVANCE clinical trial are consistent with primary and secondary platelet-derived endpoints and provide additional context on metrics that often drive treatment decisions, including on International
Working Group responder status.
VYVGART was well-tolerated in this 24-week clinical trial and the observed safety and tolerability profile was consistent with previous clinical trials. Results from ADVANCE-IV clinical trial were published in The Lancet in
September 2023.
In November 2023, results of the second registrational clinical trial as part of the ongoing ITP development program for
VYVGART in adult patients with chronic and persistent ITP were announced. Patients were heavily pre-treated and 75%
of patients had received three or more prior ITP therapies. The clinical trial did not meet the primary endpoint of a sustained platelet count response in chronic ITP patients. Secondary endpoints were also not met, including additional endpoints on International Working Group responder status and mean platelet count change from baseline.
VYVGART SC was well-tolerated in ADVANCE-SC; the observed safety and tolerability profile was consistent with
ADVANCE-IV and the confirmed safety profile of VYVGART and VYVGART SC.
Based on the results of the ADVANCE-IV clinical trial we received regulatory approval for VYVGART for the treatment of adults with ITP in Japan in March 2024. We have initiated ADVANCE-NEXT in the U.S. with efgartigimod IV in ITP in 2024.
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
•IMNM is characterized by skeletal muscle weakness due to muscle cell necrosis. The muscle weakness is typically symmetrical – on both sides of the body – and affects proximal muscles including hips, thighs, upper arms, shoulder and neck. The muscle weakness can be severe and lead to difficulty in completing daily tasks. Characteristic autoantibodies of IMNM, include anti-signal recognition particle and anti-3-hydroxy-3-methylglutaryl-coenzyme A reductase autoantibodies.
•ASyS is characterized by muscle inflammation, inflammatory arthritis, interstitial lung disease, thickening and cracking of the hands (mechanic’s hands) and Raynaud phenomenon. Autoantibodies associated with ASyS attack
tRNA synthetase enzymes and include anti-Jo-1 and anti-PL1 and PL-12 most commonly.
•DM is characterized by muscle inflammation and degeneration and skin abnormalities, including heliotrope rash,
Gottron papules, erythematous, calcinosis and edema. DM is associated with Myositis-specific autoantibodies, including anti-Mi-2, anti-MDA-5, anti-TIF-1γ and others.
There are no current FDA-approved therapies for IMNM or ASyS. IVIg (Octagam 10%) was approved by the FDA for the treatment of DM in July 2021. Myositis patients are most often treated with high-dose steroids.
ALKIVIA Clinical Trial
We initiated the registrational ALKIVIA clinical trial of efgartigimod SC for the treatment of Myositis in 2022. The clinical trial will enroll approximately 240 patients in three Myositis subtypes, IMNM, ASyS and DM. The clinical trial is being conducted in two Phases, with an analysis of the Phase 2 portion of the clinical trial, including 30 patients of each subtype, followed by conduct of the Phase 3 portion of the clinical trial only if a signal is observed in the Phase 2 portion of the clinical trial.

The primary endpoint is the total improvement score (TIS) at the end of the treatment period. Key secondary endpoints include response rates at the end of treatment, time to response, and duration of response in TIS, as well as change from baseline in individual TIS components. Other secondary endpoints include quality of life and other functional scores.
In November 2024, argenx announced our 'GO' decision to continue clinical development of efgartigimod SC in the seamless phase2/3 ALKIVIA clinical trial (ongoing) in all three Myositis subtypes following analysis of topline data from the Phase 2 portion of the clinical trial. The decision is supported by the efficacy and safety results from the Phase
2 portion of the seamless Phase 2/3 ALKIVIA clinical trial. Overall, the clinical trial met its primary endpoint, demonstrating a statistically significant treatment effect in mean TIS at Week 24, and showed improvement across all six core set measures of the TIS in favor of efgartigimod SC compared to placebo. The observed safety and tolerability profile was consistent to that demonstrated with other clinical trials.
TED
Overview
TED is an autoimmune orbital disease associated with Graves’ disease and other autoimmune thyroid pathologies such as Hashimoto’s thyroiditis. TED is characterized by extraocular muscle enlargement, orbital adipose tissue expansion, and orbital inflammation, which can lead to proptosis, diplopia, or vision loss in severe cases. Persistent orbital symptoms often impair patient QoL long-term.
Substantial nonclinical and clinical evidence supports thyrotropin receptor autoantibodies as causative in the pathology of TED. Clinical evidence supports the removal of autoantibodies as a mechanism for the treatment of TED. By reducing
IgGs, including TED-associated pathogenic IgG autoantibodies, efgartigimod is expected to ease disease manifestations.
Additionally, IgG reduction could address the underlying hyperthyroidism. Side effects and tolerability issues with current therapies, including steroids and teprotumumab (only FDA-approved biologic), are treatment limiting for many patients based on comorbidities and a significant unmet need remains for safe and convenient therapies.
UplighTED Clinical Trials
The UplighTED program aims to evaluate the efficacy and safety of weekly efgartigimod for SC administration in pre-
filled syringe, coformulated with rHuPH20 (efgartigimod PH20 SC) in two randomized, placebo-controlled, double-
blinded studies. Adult participants with moderate-to-severe active TED, with controlled baseline autoimmune thyroid pathology are dosed with 1000mg efgartigimod PH20 SC or placebo PH20 SC for 24 weeks and evaluated for proptosis response. At the end of the treatment period, participants will enter a follow-up observational period to assess safety, tolerability, and durability of efgartigimod PH20 SC treatment while off therapy or an open-label treatment period depending on their response to study treatment.
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
Phase 2 RHO Clinical Trial (in partnership with IQVIA)
In March 2024, argenx announced its plan to continue the development of efgartigimod to Phase 3 in adults with primary
SjD, following the analysis of topline data from the Phase 2 RHO clinical trial.
•The decision to advance the clinical development of efgartigimod in SjD was supported by the safety, efficacy and biomarker results from the clinical trial. The observed safety and tolerability profile was consistent with other clinical trials. Efficacy assessments showed a treatment effect across multiple clinical endpoints, which were also consistent with biomarker data.
◦In the RHO clinical trial, efgartigimod demonstrated increased response on composite endpoints
(CRESS, STAR, ESSDAI (22-34%)). A response was observed in four out of five items of CRESS.

◦The IgG reduction and biomarker data correlated to clinical benefit and efgartigimod was well tolerated and safe similar to other clinical trials.
Phase 3 UNITY Clinical Trial (in partnership with IQVIA)
In 2024, we initiated a Phase 3 clinical trial evaluating efgartigimod PH20 SC for the treatment of SjD. The Unity clinical trial is a randomized, placebo-controlled, double-blind clinical trial evaluating safety and efficacy of efgartigimod PH20 SC. The clinical trial plans to enroll 480 patients with at least moderate systemic disease
(ClinESSDAI ≥6). Patients have to be on stable background treatment and positive for anti-SSA/Ro. At the end of the
48-week treatment period, participants who complete the clinical trial may roll over into an OLE. The primary endpoint is change from baseline in the clinESSDAI (Clinical ESSDAI). Key secondary endpoints will focus on patient-reported outcomes, ESSDAI (EULAR Sjögrens Syndrome Disease Activity Index), and STAR (Sjögren's Tool for Assessing
Response, composite endpoint).
LN
Overview
LN is an inflammatory autoimmune disease of the kidney and one of the most severe and common organ manifestations of the autoimmune disease systemic lupus erythematosus (SLE). In patients with SLE, approximately 25% to 50% have signs or symptoms of kidney disease at SLE onset. Approximately 40% to 60% of patients with SLE will develop renal involvement during the course of disease, with substantial morbidity or mortality. Pathogenic autoantibodies and complement deposits are critically involved in SLE pathogenesis and particularly LN, where renal deposition of immune complexes is a hallmark of the disease. Autoantibodies associated with LN include anti-dsDNA, anti-C1q, anti-
cardiolipin, anti-Smith and anti-nuclear antibodies. 10-30% of LN patients progress to end-stage renal disease. Oral corticosteroids and broad immunosuppressants are current standards of care but are not uniformly effective. Belimumab
(Benlysta) and voclosporin (Lupkynis) are approved by the FDA for the treatment of LN.
Phase 2 POC Clinical Trial (in partnership with Zai Lab)
In 2023, we initiated a POC clinical trial to evaluate the efficacy and safety of efgartigimod IV in Chinese patients with active LN. The clinical trial plans to enroll approximately 60 patients with LN class III or IV (with or without class V).
The primary endpoint is the change in urine protein creatinine ratio from baseline to end of the treatment period. Key secondary endpoints include proportion of patients achieving complete and partial renal response at the end of treatment period and time to complete renal response and partial renal response. Other secondary endpoints include additional efficacy measurements, PK, PD, immunogenicity, biomarkers, safety, and quality of life assessments.
Other efgartigimod Indications
AMR
AMR is an autoimmune disease that affects transplanted organs and can contribute to allograft loss. AMR in kidney allografts is driven by donor specific antibodies, which often target HLA antigens expressed by endothelial allograft cells. Through different mechanism, donor specific antibodies can induce microvascular inflammation, a histopathological hallmark of AMR. Microvascular inflammation leads to loss in organ function which, if continued, can result in allograft loss. The unmet need for an efficacious treatment is very high, as evidenced by AMR being the leading cause of kidney transplant failure. There are currently no approved therapies for treating AMR.
Phase 2 shAMRock Clinical Trial Design
In the end of 2024, we initiated a Phase 2 POC study to evaluate efgartigimod PFS in kidney transplant recipients with
AMR. The clinical trial will enroll ~30 participants, randomized 1x1x1 across 2 treatment arms and placebo. Primary endpoint is safety and tolerability and secondary endpoints include efficacy endpoints around estimated glomerular filtration rate, kidney biopsy, urine protein creatinine ratio and survival.

Partnerships for efgartigimod indications
Zai Lab Limited
Pursuant to the Zai Lab Agreement, Zai Lab obtained the exclusive right to develop and commercialize efgartigimod in
Greater China. Zai Lab will also contribute patients to our global Phase 3 clinical trials of efgartigimod. Our Zai Lab strategic collaboration allows us to accelerate development of efgartigimod into new autoimmune indications with Zai
Lab taking operational leadership of selected Phase 2 POC clinical trials.
In 2022 Zai Lab initiated the Phase 2 POC clinical trials in MN and LN, which both fall within the emerging nephrology indications. Zai Lab also completed a Phase 1 PK/PD clinical trial to support the approval of efgartigimod for gMG in
Mainland China and to obtain regulatory approvals to enroll Chinese patient into our global Phase 3 clinical trials.
IQVIA
On December 2, 2021 we entered into a strategic asset development agreement (Asset Development Agreement) with
IQVIA. Pursuant to the Asset Development Agreement, IQVIA shall perform asset and indication development services for efgartigimod through an advanced outsourcing model. Such services include, but are not limited to, overall product indication development strategy, design of clinical trial protocol, set-up, execution and management of clinical development plans for an indication for efgartigimod selected by us.
To enable and encourage fast and innovative delivery of the services by IQVIA, the Asset Development Agreement contains an innovative earn-back and bonus plan based upon the performance of IQVIA.
Clinical trials that have been discontinued:
•In May 2024, the decision was made to discontinue planned development of efgartigimod in AAV following the risk assessment of all ongoing clinical trials based on learnings from ADDRESS (PV) and ADVANCE SC (ITP) clinical trials. We determined the risk did not outweigh the benefit in AAV given the potentially unmanageable interference of background medications.
•In June 2024, we announced results from the Phase 2 ALPHA clinical trial of efgartigimod in PC-POTS. Based on the results, we decided not to move forward development of efgartigimod in PC-POTS.
•In October 2024, we announced the discontinuation of development of efgartigimod in MN. This decision was based on the observation that no clear signal was seen in the blinded data, which was part of an interim review by the executive data review team and the data and safety monitoring board.
•Early January 2025, we announced our decision to discontinue development in BP based on results from 98 patients in the Phase 2 BALLAD clinical trial.
empasiprubart (ARGX-117) Development
Mechanism of Action
empasiprubart is a differentiated therapeutic mAb targeting C2 equipped with our proprietary NHANCE™ mutations.
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
Phase 2 POC ARDA Clinical Trial
The Phase 2 POC ARDA clinical trial was a randomized, double-blinded, placebo-controlled multicenter clinical trial to evaluate the safety and tolerability, efficacy, PK, PD, and immunogenicity of two dose regimens of empasiprubart in adults with MMN. The primary endpoint was safety and tolerability. Additional endpoints included time to IVIg retreatment, biomarker analyses of C2 levels, and changes in measurements on key functional scores (modified medical research council -10 sum score, grip strength, MMN-RODS as well as several patient-reported quality of life outcome measures (fatigue severity score (FSS), chronic acquired polyneuropathy patient-reported index (CAP-PRI), and values of the patient global impression change scale).
At the start of the year argenx announced positive data from the first cohort (n=16) of the Phase 2 POC ARDA clinical trial which was confirmed with the results of the second cohort (n=16) in July 2024, establishing POC in MMN.
empasiprubart demonstrated a 91% reduction in the need for IVIg rescue compared to placebo [HR (95% CI) = 0.09
(0.02; 0.44)] in cohort 1 and a 84% reduction in the need for IVIg rescue compared to placebo [HR (95% CI) = 0.16
(0.02; 1.54)] in cohort 2.

Based on these results argenx initiated the EMPASSION Phase 3 clinical trial evaluating empasiprubart in MMN at the end of 2024.
Phase 3 EMPASSION Clinical Trial Design
A Phase 3, randomized, double-blinded, double-dummy clinical trial evaluating the efficacy and safety of empasiprubart versus intravenous immunoglobulin in adults with multifocal motor neuropathy. The clinical trial comprises a screening period of up to 15 weeks, including a minimum of 2 IVIg cycles; a 24-week (6-month), randomized, double-blinded, double-dummy treatment period (part A) evaluating the efficacy and safety of empasiprubart vs IVIg continuation; a 24-month OLE period (part B); and a 15-month safety follow-up period starting after the last dose of IMP. The primary objective is to demonstrate the efficacy of empasiprubart compared to IVIg in improving functional ability. This will be measured by change from baseline in the 25-item MMN-RODS centile score at week 24. Additional key secondary endpoints include changes in measurements on key functional scores (modified medical research council -14 sum score, grip strength) as well as patient-reported quality of life outcome measures
(polyneuropathy patient-reported index, and values of the patient global impression change scale and evaluation of manual dexterity using 9HPT.
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
Phase 2 POC VARVARA Clinical Trial
The Phase 2 POC VARVARA clinical trial was initiated in 2023 and is a randomized, placebo-controlled, double-
blinded clinical trial to evaluate the efficacy, safety and tolerability of empasiprubart in improving allograft function in recipients at risk for DGF. The clinical trial will include approximately 102 recipients of an at-risk deceased donor kidney. After a short screening period of < 24 hours, patients are randomly assigned in a 1:1 ratio to receive two doses of empasiprubart IV or placebo, of which one dose is administered during transplantation and one a week later. Participants receive standardized background induction and maintenance immunosuppression. They are evaluated for 52 weeks, with one additional safety follow-up visit in week 64. The primary endpoint is the estimated glomerular filtration rate at six months. Key secondary endpoints include DGF risk, safety, and PK, PD and immunogenicity.
DM
Overview
Please refer to “Item 4.B — efgartigimod Indications” (Myositis) for more information on DM.
Phase 2 POC EMPACIFIC Clinical Trial
The EMPACIFIC clinical trial is a Phase 2 POC, randomized, double-blinded, placebo-controlled, multicenter clinical trial to evaluate the safety, tolerability, and efficacy of multiple dose regimens of IV empasiprubart in adults with DM. A total of 56 adult participants with a clinical diagnosis of DM and active muscle disease will be randomized (1:1:1:1) to one of four treatment arms (three empasiprubart dose regimens and one placebo arm). Participants will receive loading doses on days 1 and 8, followed by maintenance doses every four weeks until the end of the 52-week treatment phase.
The primary objective is to evaluate safety and tolerability. The secondary objective is to evaluate clinical efficacy, using the mean TIS at weeks 13, 25, and 52 as endpoint.

CIDP
Overview
Please refer to “Item 4.B — efgartigimod Indications” (CIDP) for more information on CIDP.
Phase 3 EMVIGORATE Clinical Trial
In July 2024, we announced our plan to start a head-to-head Phase 3 development of empasiprubart versus IVIg in CIDP in 1H 2025.
ARGX-119 Development
ARGX-119 is a humanized agonist mAb that specifically targets and activates MuSK to promote maturation and stabilization of the neuromuscular junction (NMJ). We plan to develop ARGX-119 in a range of neuromuscular diseases including CMS, a rare hereditary subtype of MG, ALS, and SMA, all severe neuromuscular indications.
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
A Phase 1 dose-escalation clinical trial in healthy volunteers was completed in 2024; data support advancement in POC studies.
A Phase 1b and 2a clinical trial in CMS and ALS respectively initiated in 2024 to assess early signal detection in patients. Early January 2025, we announced SMA as the third indication for ARGX-119 for which we expect to initiate a
POC clinical trial in 2025.
Phase 1b Clinical Trial Design
The Phase 1b, multicenter, randomized, double-blinded, placebo-controlled clinical trial is designed to assess the safety, tolerability, PK, immunogenicity, and preliminary efficacy of ARGX-119 for the first time in participants with DOK7-
CMS. The clinical trial is designed to demonstrate proof of biology for ARGX-119 through a preliminary evaluation of its efficacy with measures of muscle weakness and fatigability, activities of daily living, and patient-reported outcomes of global health in participants with DOK7-CMS. The clinical trial will be up to approximately 11 months long, comprising the following periods, a screening period: up to 28 days, a treatment period of 12 weeks and a follow-up period of approximately seven months. At baseline, eligible participants will be randomized in a 4:1 ratio to receive IV infusions of ARGX-119 or placebo. The primary objective is to evaluate the safety and tolerability of ARGX-119 in participants with DOK7 CMS. The secondary objective is to assess the PK, immunogenicity of ARGX-and efficacy of
ARGX-119 in participants with DOK7 CMS.
Phase 2a reALiSe Clinical Trial Design
The ReALiSe clinical trial is a Phase 2a, double-blinded, randomized, placebo-controlled, and active-treatment extension clinical trial to assess the safety, tolerability, efficacy, pharmacokinetics, and immunogenicity of ARGX-119 in participants with amyotrophic lateral sclerosis. The clinical trial is designed to demonstrate proof of ARGX-119 activity through an evaluation of efficacy by assessing the impact of ARGX-119 on ALS disease outcomes, including muscle function in participants with ALS. Approximately 60 participants are planned to be enrolled, screened, and randomized
1:1:1:1 to one of three ARGX-119 intravenous dose arms or placebo IV for the double-blinded treatment period. This clinical trial will last up to 100 weeks. The clinical trial will contain the following periods: a screening period (up to four weeks), a double-blinded treatment period (24 weeks), an active-treatment extension period (48 weeks), and a safety-
follow-up period (24 weeks). The primary objective is evaluate the safety and tolerability of ARGX-119 in participants with ALS. The secondary objective is to assess the efficacy of ARGX-119 on electrophysiological measures of disease progression in participants with ALS using MScan to measure motor unit number and other MScan‑derived neurophysiological markers. MScan provides parameters that have been associated with ALS disease progression (i.e., motor unit loss and/or enlarged motor units due to reinnervation). Additional exploratory outcome measures, including
SVC and ALSFRS-R, will be used to explore ARGX-119 impact on ALS-relevant outcome measures.
ARGX-213, ARGX-121, ARGX-220 and ARGX-109 Development
We continue to invest in our discovery engine, the IIP, to drive long-term sustainable pipeline growth. Through the IIP, four new pipeline candidates were nominated in 2023, including: ARGX-213 targeting FcRn and furthering argenx’s leadership in this new class of medicine; ARGX-121 targeting IgA and ARGX-220, which broaden argenx’s focus across the immune system; and ARGX-109, targeting IL-6, which plays an important role in inflammation. Preclinical work is ongoing for each candidate and we expect Phase 1 results in 2025 and 2026.
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
Our Antibody Engineering Technologies
Through licensing we have obtained access to a broad range of antibody engineering technologies. NHANCE™,
ABDEG™, POTELLIGENT® and the DHS mutations focus on engineering the Fc region of antibodies, while
SMART‑Ig® and ACT‑Ig® technologies allow to make sweeping antibodies.
Fc engineering can augment antibodies interactions with components of the immune system, thereby potentially expanding the therapeutic index of our product candidates by modifying their half-life, tissue penetration, rate of disease target clearance and potency. For example, our NHANCE™ and ABDEG™ engineering technologies enable us to modulate the interaction of the Fc region with FcRn, which is responsible for regulating half-life, tissue distribution and
PD properties of IgG antibodies. Similarly, the POTELLIGENT® engineering technology modulates the interaction of the antibody Fc region with receptors located on specialized immune cells known as natural killer (NK) cells. These NK cells can destroy the target cell, resulting in enhanced antibody-dependent cell-mediated cytotoxicity (ADCC).
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

Endosome
3
1
2
Lysosome
Cell
Antibody with NHance
FcRn
Degraded serum proteins

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

53

1
4
Endosome
2
Lysosome
3
Cell
SIMPLE Antibody with ABDEG
FcRn
Target

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
Expert Opin Biol Ther 2006; 6:1161-1173; http://www.tandfonline.com/doi/full/10.1517/14712598.6.11.1161%20).
SMART-Ig®, ACT-Ig® and DHS
In 2020, we entered into a research license and option agreement with Chugai under which we may access Chugai’s
SMART-Ig® and ACT-Ig®. In 2020, we also entered into a non-exclusive research agreement with the Clayton
Foundation under which we may access the Clayton Foundation’s proprietary DHS mutations to extend the serum half-
life of therapeutic antibodies.
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
For more information on our collaborations, please refer to “Item 4.B. — Business Overview — Collaboration
Agreements” and to “Item 4.B. — Business Overview — License Agreements”.
Partnered Programs
Refer to “Item 4.B. — Business Overview — Collaboration Agreements” and to “Item 4.B. — Business Overview —
License Agreements” for a description of collaboration and license agreements that we have entered into to further leverage our IIP.

Strategy and Objectives
•Our goal is to transform the lives of at least 50,000 patients and their communities before 2030 by providing them with life-changing medicines built on scientific breakthroughs in immunology. To reach this goal, we plan to deliver a set of different strategies:
•Maximize the VYVGART® opportunity: redefine treatment expectations for MG and CIDP, and deliver 6 additional labelled indications We plan to do this through our differentiated scientific and clinical activities and our commercial execution to drive VYVGART preference. Our PFS with PDUFA Date in April 2025 as a perfect example of our continued innovation for the patient experience. Beyond neurology, we plan to establish argenx and VYVGART in rheumatology as we prepare for data in Myositis and SjD, while also maximizing the therapeutic potential of
VYVGART in other indications through the execution of multiple Phase 2 and Phase 3 studies.
•Maximize the empasiprubart opportunity: establish its potential as a pipeline-in-a-product We plan to develop argenx as scientific leader in complement inhibitions and elevate the differentiation story. In particular, we have advanced the clinical development of empasiprubart in MMN, currently in Phase 3, DGF in the context of kidney transplants and DM, currently in Phase 2, and expect to start a registrational clinical trial for our fourth selected indication, CIDP in 2025. For both MMN and CIDP we will prepare for launches, building on key elements of the VYVGART playbook.
•Build a sustainable, diversified portfolio of breakthrough and differentiated antibody-based products We plan to further advance ARGX-119 to a differentiated first-in-class MuSK agonist in multiple indications (CMS, ALS, SMA,
1 new indication), maximize our leadership position in the FcRn space through multiple generations of projects (e.g.
ARGX-213), substantially grow our clinical portfolio of differentiated pipeline-in-a-product opportunities
(ARGX-109, ARGX-121, ARGX-220, ARGX-213, other), create an exciting portfolio of promising new assets
(through our IIP) and advance our clinical trial designs and speed.
•Grow a unique, global biotech company by scaling the argenx Way: one company, one plan, on a mission to achieve the unthinkable We plan to embed the argenx Way throughout the organization, who we are through our cultural pillars and how we work through our operating principles. We want to demystify innovation and make it everyone’s business, strengthen the ‘winning’ competencies to share the future of argenx and advance our partnership approach to access. To be able to continue in this way, we plan to remain a magnet for talent and create unlimited opportunities for growth and development of our people, an important driver of developing the business.
•Ensure long-term sustainability We plan to continue to seek out, listen to and prioritize on behalf of the patient in all what we do, accelerate the science of immunology by being an active and trusted partner in the global immunology ecosystem through high-quality publications and patent applications, elevate and expand our relationships with regulatory, payors and policy stakeholders and create long-term shareholder value.
•In our 2030 vision, we aim to build on our strong strategic pillars to have a continuous pipeline of innovation, strengthen our FcRn leadership and scale in a disciplined way. Our goal is to have 5 new molecules in Phase 3 development, 10 labelled indications and reaching 50,000 patients who are on treatment by 2030.
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
Competition in the autoimmune field is intense and involves multiple monoclonal antibodies (mAbs), other biologics and small molecules either already marketed or in development by many different companies, including large pharmaceutical companies. We compete with a wide range of biopharmaceutical companies, who are developing products for the treatment of gMG, CIDP, ITP and other autoimmune diseases, including products that are in the same class as
VYVGART, as well as products that are similar to some of our product candidates. We are aware of several FcRn inhibitors that are in clinical development or marketed. Competitive product launches may erode future sales of our products, including our existing products and those currently under development, or result in unanticipated product obsolescence. Such launches continue to occur, and potentially competitive products are in various stages of development. We could also face competition for use of limited international infusion sites, particularly in new markets as competitors launch new products. We cannot predict with accuracy the timing or impact of the introduction of competitive products that treat diseases and conditions like those treated by our products or product candidates. In addition, our competitors compete with us to recruit and retain qualified scientific and management personnel, establish clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, the development of our products. Please refer to “Item 3.D. — Risk Factors — Risk Factors Related to
Commercialization of argenx's Products and Product Candidates, Including for New Indications — We face significant competition for our drug discovery and development efforts” for further details on the competition we face.
Manufacturing and Supply
We utilize third-party contract manufacturers who act in accordance with the FDA’s current good manufacturing practices (cGMPs) for the manufacture of drug substance and drug product. We continue to build our global network of contract manufacturers to support the development and commercialization of our products. We work with Lonza teams based in Slough, UK, Portsmouth, U.S., Singapore and Visp, Switzerland for activities relating to the development of cell banks, development of our manufacturing processes and the manufacturing of drug substance, thereby using validated and scalable systems broadly accepted in our industry. In 2022, we started our collaboration with FUJIFILM
Diosynth Biotechnologies Denmark ApS (Fujifilm) based in Hillerød, Denmark, for activities relating to the large-scale manufacturing of efgartigimod drug substance. We use additional contract manufacturers to fill, label, package, store and distribute (investigational) drug products.
Intellectual Property
Introduction
We strive to protect and maintain exclusivity for the proprietary technologies that we believe are important to our business, patients, and shareholders. We continue to pursue and maintain patent protection intended to cover core platform technologies incorporated into, or used to produce, our product candidates and commercial products. We will seek protection for our innovations in key global jurisdictions. We continue to focus our exclusivity strategies on all aspects of our assets, including our compositions of matter, methods of use for our approved products, and other inventions that are important to our business (e.g., the patient innovations described in our product labels/product inserts and our core manufacturing technologies).
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
Our commercial success depends in part upon our ability to obtain and maintain exclusivity, including regulatory exclusivities, patent, and other proprietary protection for commercially important technologies, inventions and know-
how related to our business. We will defend and enforce our intellectual property rights, particularly our patent rights, and preserve the confidentiality of our trade secrets while operating without infringing valid and enforceable intellectual property rights of others. Specifically, we are materially dependent on regulatory, patent and other proprietary protection related to our core platform technologies, described in “Item 4.B. — Business Overview — Intellectual Property —
Platform Technologies” below and our product candidates, as described in “Item 4.B. — Business Overview —
Intellectual Property — Our internal Programs” below and “Item 4.B. — Business Overview — Intellectual Property —
Our Partnered Programs” below.
The patent positions for biotechnology companies like us are generally uncertain and can involve complex legal, scientific, and factual issues. In addition, the coverage recited in the claims in a patent application can be significantly reduced before a patent is issued, and claim scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that any of our platform technologies and product candidates, or products will be protectable or remain protected by enforceable patents. We cannot predict whether pending patent applications will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors. Any patents we hold may be challenged, circumvented, or invalidated by third parties.
The term of individual patents depends on the patent laws in the countries in which they are obtained. In most countries, the patent term is 20 years from the earliest date of filing a non-provisional patent application.

In the U.S., the term of a patent covering an FDA-approved drug may be eligible for a limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Act) as compensation for the loss of patent term during the FDA regulatory review process as described in “Item 4.B. — Business Overview —
Regulation — Licensure and Regulation of Biologics in the U.S.” below. Similar provisions are available in the EU and in other jurisdictions to extend the term of a patent that covers an approved drug or its use. It is possible that issued U.S.
patents covering each of our products/product candidates may be entitled to patent term extensions. If our product candidates receive FDA approval, we intend to apply for patent term extensions, if available, to extend the term of patents that cover the approved product candidates and/or their uses. We also intend to seek patent term extensions in any jurisdictions where available. There is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions.
Platform Technologies
With regard to our platform technologies, we own or control intellectual property rights directed to our SIMPLE
ANTIBODY™ discovery platform, the ABDEG™ and NHANCE™ technologies.
With regard to our SIMPLE ANTIBODY™ discovery platform, we have a broad patent portfolio providing exclusivity on the SIMPLE ANTIBODY™ platform. We expect to enjoy exclusivity under this patent portfolio until between 2029 and 2033.
With regard to the ABDEG™ platform, we co-own the technology with the University of Texas Southwestern Medical
Center and enjoy certain exclusive license rights. We have a broad patent portfolio covering the composition of matter and uses of certain FcRn antagonists to achieve certain biological effects. The composition of matter and other relevant patents in the U.S. expire in 2036 whereas in many other countries the base expiry date is 2034.
With regard to the NHANCE™ platform, we exclusively licensed two U.S. patents from the University of Texas
Southwestern Medical Center with composition of matter claims directed to an IgG molecule comprising a variant human Fc domain, and method of use claims directed to a method of blocking FcRn function in a subject by providing to the subject such an IgG molecule. The U.S. patents are expected to expire earliest in 2027 to 2028. The patent family also includes a granted European patent.
Our Internal Programs
efgartigimod
efgartigimod incorporates the ABDEG™ platform technology. We anticipate several more patient innovations to evolve during development for which we will seek additional patent protection.
Our ARGX-109 Product Candidate
With regard to our wholly-owned ARGX-109 product candidate, we have one patent family with composition of matter claims directed to ARGX-109. The patent family has a base expiry date in 2033. We anticipate several more patient innovations to evolve during development for which we will seek additional patent protection. Furthermore, ARGX-109 incorporates or employs the SIMPLE ANTIBODY™ platform technology and the NHANCE™ platform technology.
empasiprubart Product Candidate
With regard to the empasiprubart product candidate, we own or have rights to multiple patent families (including one in-
licensed patent family from Broteio) with several granted patents and pending patent applications in multiple jurisdictions in North America, South America, the EU and Asia, directed to composition of matter claims and method of treatment claims. The in-licensed patent family from Broteio has granted patents in several countries/regions and has a base expiry date in 2034. Additional patent families include granted patents with base expiry dates in 2039 and 2040. We anticipate several more patient innovations to evolve during development for which we will seek additional patent protection. empasiprubart product candidate incorporates or employs the NHANCE™ platform technology.
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

Our ARGX-118 Product Candidate
With regard to the ARGX-118 product candidate, we co-own a patent portfolio with VIB, an inflammation research center in Ghent, Brussels, and Ghent University, with one U.S. granted patent and pending patent applications in multiple jurisdictions in North America, South America, the EU and Asia. The patent family has a base expiry date in
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
Our ARGX-115 (ABBV-151) Product Candidate
With regard to the ARGX-115 (ABBV-151) product candidate that we co-own with, and exclusively license from, the
Ludwig Institute for Cancer Research and UCL, we have a patent portfolio that includes a U.S. patent with a base expiry date in 2034, without taking a potential patent term extension into account. There is a second family with meaningful patent coverage to the composition of matter and epitope claims that are expected to expire in 2036 and 2038.
Furthermore, ARGX-115 (ABBV-151) incorporates or employs the SIMPLE ANTIBODY™ platform technology.
Our ARGX-112 (LP-0145) Product Candidate
With regard to the ARGX-112 (LP-0145) product candidate, we have one patent family with composition of matter claims directed to an antibody that binds human IL-22R. The patent family has a base expiry date in 2037. Furthermore,
ARGX-112 (LP-0145) incorporates the SIMPLE ANTIBODY™ platform technology.
Collaborations and licenses
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

In 2023, we granted an exclusive license for cusatuzumab to OncoVerity and provided, together with a joint venture of
University of Colorado Health and University License Equity Holdings, Inc. on the University of Colorado Anschutz
Medical Campus, and funding for ongoing clinical development of cusatuzumab.
In 2024, we participated in a further funding round to support the continued, ongoing, clinical development of cusatuzumab by OncoVerity.
Our Strategic Partnership with LEO Pharma for ARGX-112 (LP0145)
In May 2015, we entered into a collaboration agreement with LEO Pharma A/S (LEO Pharma) to develop and commercialize ARGX-112 (LP0145) for the treatment of dermatologic indications involving inflammation (LEO
Pharma Collaboration Agreement). ARGX-112 (LP0145) employs our SIMPLE ANTIBODY™ technology and blocks the IL-22R in order to neutralize the signaling of cytokines implicated in autoimmune diseases of the skin. LEO Pharma funded more than half of all product development costs up to clinical trial application (CTA) approval of a first product in a Phase 1 clinical trial, with our share of such costs capped, which was achieved in April 2018. Since then, LEO
Pharma has been solely responsible for funding the clinical development of the program. In May 2021, CTA approval of a Phase 2a clinical trial for LP0145 was received.
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
Our Strategic Partnership with Zai Lab for efgartigimod
Pursuant to the Zai Lab Agreement, Zai Lab obtained the exclusive right to develop and commercialize efgartigimod in
Greater China. Zai Lab will also contribute patients to our global Phase 3 clinical trials of efgartigimod. Our Zai Lab strategic collaboration allows us to accelerate development of efgartigimod into new autoimmune indications with Zai
Lab taking operational leadership of selected Phase 2 POC Clinical trials.
We are eligible to receive a one-time sales based milestone and tiered royalties (mid-teen to low-twenties on a percentage basis) based on annual net sales of efgartigimod in Greater China thereafter.
Our Strategic Partnership with AbbVie for ARGX-115 (ABBV-151)
In April 2016, we entered into a collaboration agreement with AbbVie to develop and commercialize ARGX-115
(ABBV-151) as a cancer immunotherapy against the novel target glycoprotein A repetitions predominant (GARP) (the
AbbVie Collaboration Agreement). ARGX-115 (ABBV-151) employs our SIMPLE ANTIBODY™ platform technology and works by stimulating a patient’s immune system after a tumor has suppressed the immune system by co-opting immunosuppressive cells such as regulatory T cells. Under the terms of the AbbVie Collaboration Agreement, we were responsible for conducting and funding all ARGX-115 (ABBV-151) research and development activities up to completion of investigational new drug (IND) enabling studies.
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
Under the terms of the Elektrofi Agreement, we made an upfront payment and committed to future milestones payments across both targets pending achievement of pre-defined development, regulatory, and commercial milestones. Elektrofi is also eligible to receive a mid-single digit royalty on sales of commercialized products.
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
Our Non-exclusive License with the Clayton Foundation for DHS mutations
In October 2020, we entered into a non-exclusive research agreement with the Clayton Foundation relating to the non-
exclusive in-license for Clayton Foundation’s proprietary DHS mutations to extend the serum half-life of therapeutic
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
In October 2020, we expanded our collaboration with Halozyme for ENHANZE® drug delivery technology to include three additional exclusive targets upon nomination bringing the total to six potential targets. From the effective date of the ENHANZE® License Agreement, we have a seven-year period in which to conduct research and preclinical trials on other target-specific molecules in combination with ENHANZE®.
In September 2024, we expanded the existing global collaboration and license agreement with Halozyme by nominating four additional targets for a total of six, including FcRn and C2.
The royalty rate for all products under the agreement is a tiered low-to-mid-single digit rate based on target and annual net sales until expiration of Halozyme's ENHANZE® related patents, when the rate will be reduced in one or more steps.
Royalties will be paid for the longer of 10 years from the first commercial sale or until the expiration of the last valid claim of a co-formulation patent.
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
As also set out in “Item 6.A —  DIRECTORS AND SENIOR MANAGEMENT” below, our non-executive director in the
Board of Directors (Non-Executive Director) James Daly previously served as a non-executive member of the board of directors of Halozyme. Mr. Daly did not participate in any discussions and decision making relating to the ENHANZE®
License Agreement. The ENHANZE® License Agreement with Halozyme was not a related party transaction in accordance with IAS 24 - Related Party Disclosures, since Mr. Daly, in his role as Non-Executive Director, did not control or have significant influence over argenx or Halozyme.
Our Exclusive License with Agomab for ARGX-114 (AGMB-101)
In March 2019, we entered into an exclusive out-license with Agomab for the use of certain patent rights relating to our proprietary suite of technologies for the development and commercialization of a series of agonistic anti-MET SIMPLE
ANTIBODY™ generated antibodies, including ARGX-114 (AGMB-101), a halofuginone-mimetic antibody directed against the MET receptor. Agomab is required to use commercially reasonable efforts to develop and commercialize at least one licensed product. In connection with our entry into this agreement, we received a profit-sharing certificate which entitles us to 20% of all distributions to Agomab’s shareholders (which shall be reduced to 10% following the filing of an IND and is subject to further adjustment upon the occurrence of certain financings). Upon the occurrence of a qualified initial public offering of Agomab, the profit-sharing certificate will automatically be converted into the equivalent number of ordinary shares in Agomab. This agreement is subject to mutual termination for material breach or insolvency and automatically expires upon the expiration of the last to expire of our licensed patent rights.
Our Exclusive License with Broteio for empasiprubart
In March 2017, we entered into a collaboration with Broteio in connection with our IIP, to develop an antibody against a novel target in the complement cascade, empasiprubart (Broteio Agreement). Under the Broteio Agreement, we have jointly developed the complement-targeted antibody and established preclinical POC using our proprietary suite of technologies. Upon successful completion of these preclinical studies, we exercised an exclusive option to in-license the program in March 2018 and assumed responsibility for further development and commercialization. Pursuant to the
Broteio Agreement, we are obligated to make milestone payments upon the occurrence of certain development milestones (up to an aggregate of €4.0 million), commercialization milestones (up to an aggregate of €10.0 million) and pay tiered royalties on net sales in the low single digits. We may terminate the Broteio Agreement for convenience upon
90 days prior written notice. The Broteio Agreement is also subject to mutual termination for material breach or insolvency and automatically expires upon the expiration of our financial obligations thereunder.
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
In October 2010, we entered into a non-exclusive license agreement with BioWa, Inc. (BioWa) for the use of certain patents and know-how owned by BioWa and relating to its POTELLIGENT® platform technology, for use in the field of prevention and treatment of human diseases. Pursuant to this agreement, we are granted a non-exclusive right to use
POTELLIGENT® to research and develop antibodies and products containing such antibodies using POTELLIGENT®.
In 2013 and 2014, we entered into non-exclusive license agreements for POTELLIGENT® CHOK1SV with BioWa and
Lonza Sales AG (Lonza) for the further development, manufacturing and commercialization of ARGX-110 and
ARGX-111, respectively (the POTELLIGENT® License Agreements).
Upon commercialization of our products developed using POTELLIGENT®, we will be obligated to pay BioWa and
Lonza a percentage of net sales of a licensed product as a royalty. This royalty varies with net sales volume, ranging in the low single digits, and it is reduced by half if during the following 10 years from the first commercial sale of the product in a country the last valid claim within the licensed patent(s) that covers the product expires or ends. In addition, we must make annual research license maintenance payments which cease with commencement of our royalty payments to BioWa. We have diligence requirements with respect to the continuation of development and commercialization of products. We have also assumed certain development, regulatory and commercial milestone payment obligations and must report on our progress toward achieving these milestones on an annual basis. Milestones to BioWa are to be paid on a commercial target-by-commercial target basis, and we are obligated to make milestone payments in aggregate amounts of up to $36 million per commercial target should we achieve annual global sales of over $1 billion.

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
Our non-exclusive license with Lonza for Multi-product GS Xceed®-License
On February 4, 2015, we entered into a non-exclusive multi-product in-license agreement with Lonza (the Multi-Product
License) for use of Lonza’s proprietary glutamine synthetase gene expression system known as GS Xceed® consisting of
Chinese hamster ovary cell line and the vectors for the manufacturing of drug substance. This system is used for the manufacturing of, amongst others, efgartigimod, empasiprubart and ARGX-119.
Pursuant to the Multi-Product License, we have the right to grant sublicenses to certain pre-approved third parties without prior written consent of Lonza, but otherwise we must obtain Lonza’s prior written consent.
We have assumed certain development, regulatory and commercial milestone payment obligations to Lonza. We are required to pay such milestones using this system.
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
In January 2015, we exercised the option we were granted under the GARP Agreement to enter into an exclusive, worldwide commercial in-license for use of certain GARP-related intellectual property rights owned by UCL and the
Ludwig Institute for Cancer Research to further develop and commercialize licensed products, including the GARP-
neutralizing antibody ARGX-115 which was discovered under the original collaboration (GARP License). Upon the expiration of the GARP Agreement, the GARP License will become a fully paid-up, perpetual worldwide exclusive license under the GARP intellectual property for any purpose, subject to UCL’s retention of non-commercial research rights.
Pursuant to the GARP License, we may grant sublicenses to third parties and affiliates of such third parties. In 2016, we entered into an exclusive collaboration and license agreement with AbbVie regarding ARGX-115. From any income we receive in connection with these sublicenses, such as in connection with AbbVie Collaboration Agreement, we must pay
Sopartec a percentage of that income in the lower teen digit range. Royalty payment obligations expire on a product-by-
product and country-by-country basis when there are no valid claims covering the ARGX-115 product. We also have diligence obligations with respect to the continued development and commercialization of ARGX-115 products.
Our Exclusive Licenses with NYU Langone Health and LUMC for ARGX-119
In 2019 and 2020, we entered into collaboration and exclusive license agreements with NYU Langone Health and
LUMC, respectively, under our IIP to develop antibodies targeting the MuSK, for the treatment neuromuscular diseases, which play a major role at the neuromuscular junction (NYU and LUMC Agreements). Pursuant to the NYU and LUMC
Agreements, we, NYU and LUMC jointly developed antibodies against MuSK using our proprietary suite of technologies. Under the NYU and LUMC Agreements, as amended, we are obligated to make milestone payments upon the occurrence of certain development milestones, commercialization milestones and pay tiered royalties on net sales in the low single digits.

Trade Secret Protection
In addition to patent protection, we rely on trade secret protection to ensure exclusivity for our proprietary information that is not amenable to, or that we do not consider appropriate for, patent protection, including, for example, certain aspects of our llama immunization and antibody affinity maturation approaches. However, trade secrets can be difficult to protect. Although we take steps to protect our proprietary information, including restricting access to our premises and our confidential information, as well as entering into agreements with our employees, consultants, advisors and potential collaborators, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information.
Regulation
Government authorities in the U.S., at the federal, state and local level, and in the EU and its Member States, and other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products, including biological products. In addition, many countries and jurisdictions regulate the pricing of pharmaceutical products. The processes for obtaining marketing approvals in the U.S. and in other countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial personnel and financial resources, and breach of which can result in enforcement activity under civil, administrative and / or criminal law.
Licensure and Regulation of Biologics in the U.S.
In the U.S., biological products used for the prevention, treatment, or cure of a disease or condition in a human being are subject to regulation under the U.S. Federal Food, Drug, and Cosmetic Act (FDCA) and its implementing regulations.
Biologics are approved for marketing under provisions of the Public Health Service Act (PHSA) via biologics license applications (BLAs).
An applicant seeking approval to market and distribute a new biologic in the U.S. generally must satisfactorily complete each of the following steps:
•preclinical laboratory tests, animal studies and formulation studies all performed in accordance with applicable requirements, including the GLPs;
•submission to the FDA of an IND application for human clinical testing, which contains results of the preclinical tests, together with manufacturing information and analytical data and must become effective before human clinical trials may begin;
•approval by an institutional review board (IRB) representing each clinical site before each clinical trial may be initiated;
•performance of adequate and well-controlled human clinical trials to establish the safety, potency and purity of the product candidate for each proposed indication, in accordance with good clinical practices (GCPs);
•preparation and submission to the FDA of a BLA for a biological product requesting marketing for one or more proposed indications, including submission of detailed information on the manufacture and composition of the product in clinical development and proposed labeling;
•one or more FDA inspections of the manufacturing facility or facilities, including those of third parties, at which the product, or components thereof, are produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, potency, quality and purity;
•FDA inspections of the clinical trial sites and/or sponsor to assure compliance with GCPs, and the integrity of clinical data in support of the BLA;
•payment of user fees and securing FDA approval of the BLA and licensure of the new biological product; and
•compliance with any post-approval requirements, including the potential requirement to implement a risk evaluation and mitigation strategy (REMS) and any post-approval studies required by the FDA.

Human Clinical Trials in Support of a BLA
Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Additional clinical trials may be required after approval.
•Phase 1 clinical trials are initially conducted in a limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion and PD in healthy humans or, in patients.
•Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, evaluate the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger Phase 3 clinical trials.
•Phase 3 clinical trials are undertaken within an expanded patient population to gather additional information about safety and effectiveness necessary to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling.
A sponsor who wishes to conduct a clinical trial outside the U.S. may, but is not required to, obtain FDA clearance to conduct the clinical trial under an effective IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of the BLA so long as the clinical trial is well-designed and well-conducted in accordance with GCPs, including review and approval by an independent ethics committee, and the
FDA is able to validate the clinical trial data through an onsite inspection, if necessary. In some cases, the FDA may approve a BLA for a product candidate but require the sponsor, or the sponsor may otherwise choose, to conduct additional clinical trials to further assess, amongst other things, the product candidate’s safety and effectiveness after approval. Such post-approval clinical trials are typically referred to as Phase 4 clinical trials. Failure to exhibit due diligence with regard to conducting required Phase 4 clinical trials could result in FDA enforcement, including withdrawal of approval for products.
Review and Approval of a BLA
The results of product candidate development, preclinical testing and clinical trials, including negative or ambiguous results as well as positive findings, are submitted to the FDA as part of a BLA requesting a license to market the product.
The BLA also must contain extensive manufacturing information and detailed information on the composition of the product and proposed labeling as well as payment of a user fee, unless exempt.
The FDA has 60 days after submission of the application to conduct an initial review to determine whether the BLA is sufficient to file based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. If the FDA determines the BLA is not sufficiently complete, it will refuse to file the BLA. Once the submission has been filed, the FDA begins an in-depth review of the application. Under the goals agreed to by the FDA under the
PDUFA, the FDA has 10 months from the filing date in which to complete its initial review of a standard application and respond to the applicant, and six months from the filing date for an application granted priority review. The FDA does not always meet its PDUFA goal dates and they may be extended in certain circumstances.
After the FDA’s evaluation of the application and accompanying information, including the results of any necessary inspections, the FDA will issue an approval letter, or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. Under the PHSA, the
FDA may approve a BLA if it determines that the product is safe, pure and potent and the facility where the product will be manufactured meets standards designed to ensure that it continues to be safe, pure and potent. If the application is not approved, the FDA will issue a complete response letter, which will identify the deficiencies in the application. Sponsors that receive a complete response letter may resubmit to the FDA information addressing the issues identified by the
FDA, withdraw the application, or request a hearing. Even if a BLA is resubmitted with data and information addressing the deficiencies, the FDA may decide that the BLA does not satisfy the criteria for approval.
The FDA may also refer the application to an advisory committee, consisting of independent experts, for review, evaluation and recommendation as to whether the application should be approved, particularly when applications present difficult or novel questions of safety or efficacy. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
If the FDA approves a new product, it may require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and/or elements to assure safe use. This can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patent registries. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs.
After approval, many types of changes to the approved product, such as adding new indications, certain manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.
Expedited Development and Review Programs
The FDA is authorized to designate products meeting certain criteria for expedited development and review programs.
Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification, or the time period for FDA review or approval may not be shortened.
The FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and demonstrates the potential to address unmet medical needs for such a disease or condition. For fast track products, sponsors may have more frequent interactions with the FDA and the FDA may initiate review of sections of a fast track product’s application before the application is complete (rolling review). The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the
FDA’s PDUFA clock for a rolling review application does not begin until the last section of the application is submitted.
A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner. Breakthrough therapy designation also comes with all of the benefits of fast-track designation.
The FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies.
Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from 10 months to six months after accepting the application for filing.
The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality (IMM) and that is reasonably likely to predict an effect on
IMM or other clinical benefit (intermediate clinical endpoint), taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.
For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radio-
graphic image, physical sign, or other measure that is thought to predict clinical benefit but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a product, such as an effect on IMM.
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
The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, a post-approval confirmatory clinical trial or studies to verify and describe the product’s clinical benefit. These confirmatory clinical trials must be completed with due diligence, and the FDA may require that the confirmatory clinical trial be designed, initiated, and/or fully enrolled prior to, or within a certain period following, approval. The FDA must also specify the conditions of any required post-approval clinical trial. Sponsors are required to submit progress reports for required post-approval studies, and the failure to conduct with due diligence a required post-approval clinical trial, including a failure to meet any required conditions specified by the FDA, or to submit timely reports, are prohibited acts under the FDCA. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-
marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. Unless otherwise informed by the FDA, all promotional materials for product candidates approved under accelerated approval are subject to prior review by the agency.
Orphan Drug Designation and Exclusivity
Orphan drug designation in the U.S. is designed to encourage sponsors to develop products intended for rare diseases or conditions. In the U.S., a rare disease or condition is statutorily defined as a condition that affects fewer than 200,000 individuals in the U.S. or that affects more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making available the product for the disease or condition will be recovered from sales of the product in the U.S. An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. If the FDA grants orphan drug designation, the generic identity of the product and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation qualifies a company for tax credits. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.
If a product that has orphan drug designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other application to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care, or if the holder of the orphan exclusivity is unable to supply the market. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication, which could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if our product is determined to be contained within the scope of the approval of the competitor’s product for the same indication or disease.
Post-Approval Regulation
If regulatory approval for marketing of a product or new indication for an existing product is obtained, the sponsor will be required to comply with all post-approval regulatory requirements, including those that the FDA has imposed as part of the approval process. The sponsor will be required to report certain adverse reactions and production problems to the
FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling. Manufacturers and other parties involved in the drug supply chain for prescription drug and biological products must also comply with product tracking and tracing requirements and must notify the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the U.S. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs. Accordingly, the sponsor and its third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMPs and other regulatory requirements.
A biological product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official lot release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot, to the FDA. The FDA may in addition perform certain confirmatory tests on lots of some products before releasing the lots for distribution. Finally, the FDA will conduct laboratory research related to the safety, purity, potency and effectiveness of biological products.
Any distribution of biological products and samples must comply with the U.S. Prescription Drug Marketing Act and the
PHSA.
Once approval of a BLA is granted, the FDA may revoke or suspend the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or
imposition of distribution or other restrictions under a REMS program. FDA also has authority to require post-market studies, in certain circumstances, on reduced effectiveness of a product and may require labeling changes related to new reduced effectiveness information. Other potential consequences for a failure to maintain regulatory compliance include, among other things:
•restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market, or product recalls;
•fines, untitled letters, or warning letters;
•refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;
•product seizure or detention, or refusal to permit the import or export of products; or
•injunctions or the imposition of civil or criminal penalties.
Pediatric Studies and Exclusivity
Under the Pediatric Research Equity Act of 2003, as amended (PREA), certain BLAs or supplements thereto must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric sub-populations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors must also submit an initial Pediatric Study Plan (PSP), within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or
Phase 2/3 clinical trial. The initial PSP plans must contain an outline of the proposed pediatric clinical trial or studies the applicant plans to conduct, including clinical trial objectives and design, any deferral or waiver requests and other information required by regulation. The applicant and the FDA must agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.
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
Pediatric exclusivity is another type of non-patent regulatory exclusivity in the U.S. and, if granted for a biologic, provides for the attachment of an additional six months of protection to the term of any existing regulatory exclusivity
(i.e., reference product exclusivity and orphan drug exclusivity) that has at least 9 months left to expiration. This six-
month exclusivity may be granted if a BLA sponsor submits reports of pediatric studies that fairly respond to a written request from the FDA for such studies, were conducted in accordance with commonly accepted scientific principles and protocols, and have been reported in accordance with filing requirements.
Biosimilars and Exclusivity
The Biologics Price Competition and Innovation Act (BPCIA) established a regulatory scheme authorizing the FDA to approve biosimilars and interchangeable biosimilars.
Under the BPCIA, an applicant may submit an application for licensure of a biologic product that is “biosimilar to” or
“interchangeable with” a previously approved biological product or “reference product.” For the FDA to approve a biosimilar product, it must find that the proposed biosimilar is highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there are no clinically meaningful differences between the product and the reference product in terms of safety, purity, or potency. For the FDA to approve a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product is biosimilar to the reference product and that it can be expected to produce the same clinical results as the reference product in any given patient, and
(for products administered multiple times) that the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic without such alternation or switch.
Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date of approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. We note that patent positions may be available to preclude the introduction into commerce of such competing product independent of any FDA exclusivities. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. Products deemed interchangeable by the FDA may be substituted by pharmacies as dictated by individual state law.
U.S. Patent Term Restoration
Depending upon the timing, duration, and specifics of FDA review and approval of our product candidates, some of our
U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act that permits restoration of the patent term of up to five years as compensation for patent term lost during the FDA regulatory review process.
Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date, and only those claims covering such approved product, a method for using it or a method for manufacturing it may be extended. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved biologic is eligible for the extension and the application for the extension must be submitted within 60 days of approval from FDA and prior to the expiration of the patent. The U.S. Patent and Trademark Office (USPTO), in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond the current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.
Regulation and Procedures Governing Approval of Medicinal Products in the European Union and the UK
Similar to the U.S., the EU, and the UK comprehensively regulate, among other things, the development, manufacturing, placing on the market, advertising, distribution, import and export of medicinal products. Particularly, the placing on the market of a medicinal product for human use in the EU requires a marketing authorization (MA). Main Provisions governing medicinal products in the EU are Directive 2001/83/EC and Regulation (EC) No 726/2004 (each as amended).
Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000 (each as amended) are also of particular relevance for orphan medicinal products. While directives need to be transposed into national law by member states of the EU (EU
Member States) before they are applicable, regulations directly apply in the EU Member States once these have been enacted.
The process governing approval of MA applications (MAA) for the placing on the market of medicinal products in the
EU and the UK generally follows the same lines as in the U.S. It entails satisfactory completion of pharmaceutical development, pre-clinical trials and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication. The EU also requires the submission to relevant competent authorities for clinical trials authorization and to the European Medicines Agency (EMA) or to competent authorities in EU member states and granting of such MA by the EU Commission or relevant national authorities before the medicinal product can be marketed and sold in the EU or the relevant EU Member States. The below mentioned principles and rules generally apply within the EEA, i.e., the EU including Iceland, Liechtenstein and Norway.
Following the UK’s departure from the EU, a separate MA is required from the Medicines and Healthcare Products
Regulatory Agency (the MHRA), the UK medicines regulator, in order to place medicinal products on the market in the
Great Britain (England, Wales and Scotland), which has been extended to Northern Ireland following the Windsor
Framework having taken effect (see below)). Under the recently introduced International Recognition Procedure (IRP), the MHRA may take into account decisions from the EMA (and certain other international regulators) when considering an application for an MA. In respect of Northern Ireland, the UK government and the EU have agreed to replace the
Northern Ireland Protocol (pursuant to which the EU regulatory framework continued to apply to Northern Ireland) with the ‘Windsor Framework’. Under the Windsor Framework, the MHRA is responsible for approving all medicinal products destined for the entire UK market (including Northern Ireland), and the EMA no longer has any role in approving medicinal products destined for Northern Ireland. The medicines aspects of the Windsor Framework came into force on January 1, 2025.
Clinical Trial Approval
Both non-clinical and clinical data are generally required to support an MA for a medicinal product in the EU. Non-
clinical investigations are performed to demonstrate the health or environmental safety of new biological substances.
Non-clinical (pharmaco-toxicological) investigations must generally be conducted in compliance with the principles of good laboratory practice (GLP) as set forth in EU Directive 2004/10/EC (as amended).
Clinical trials are comprehensively regulated under the Clinical Trials Regulation (EU) No 536/2014 (CTR), which entered into application on January 31, 2022, and (gradually) replaces the Clinical Trials Directive 2001/20/EC (CTD).

By January 30, 2025, all still ongoing clinical trials under the CTD must be transitioned to the CTR. The CTR, aims to simplify and streamline the approval of clinical trials in the EU.
As before, many of the legal obligations are on the so-called sponsor, which is defined as the individual, company, institution, or organization that takes responsibility for the initiation, for the management and for setting up the financing of a clinical trial. The sponsor must obtain an authorization from the competent authority in the EU Member State(s) in which the clinical trial will be conducted as well as an approval from the competent national ethics committee in accordance with relevant national legislation in each of the relevant member states, before the commencement of such clinical trial.
The CTR also imposes requirements, among others, regarding the conduct of a clinical trial (which must be conducted in accordance with the protocol and good clinical practice to generate acceptable data for MA submission), safety reporting of adverse events and reactions, changes to clinical trials, protection and informed consent of clinical trial subjects.
Clinical trials conducted outside the EEA must follow the principles set forth in EU legislation if their results are to be submitted in an application for an MA in the EU.
Before its exit from the EU, the UK implemented the CTD into national law through the Medicines for Human Use
(Clinical Trials) Regulations 2004 (as amended). The entry into application of the CTR took place after the UK’s departure from the EU, so it does not apply to Great Britain. The MHRA ran a consultation on reforms to the UK clinical trials legislation, the outcome of which was published in March 2023. New draft legislation was laid for consideration before the UK Parliament in mid-December 2024. The draft regulations include a 12-month implementation period. The
UK’s new clinical trials regime is therefore expected to come into force in early 2026 or thereafter.
Orphan Designation and Exclusivity
Regulation (EC) No. 141/2000 and Regulation (EC) No. 847/2000 (each as amended) provide that a product can be designated as an orphan medicinal product by the EU Commission if its sponsor can establish: (i) that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition, (ii) either
(a) the prevalence of the condition is not more than five in ten thousand persons in the EU when the application is made, or (b) without incentives it is unlikely that the marketing of the product in the EU would generate sufficient return to justify the necessary investment in its development and (iii) there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the EU or, if such method exists, the product has to be of a significant benefit compared to products available for the condition.
An orphan designation provides a number of benefits, including fee reductions and, regulatory assistance. If an MA is granted for an orphan medicinal product, this generally results in a ten-year period of market exclusivity for the approved orphan indication. It is, however, not possible to combine non-orphan and orphan indications within the same MA. Thus, for non-orphan indications treated with the same active pharmaceutical ingredient, a separate MA has to be sought.
Alternatively, the orphan designation may be waived to allow for the addition of non-orphan indications to an existing
MA. As a result, the approved medicinal product would no longer profit from the orphan designation’s benefits.
During an orphan medicinal product’s market exclusivity period, neither the EMA, the EU Commission nor the EU
Member States can accept an application or grant an MA for a “similar medicinal product.” A “similar medicinal product”, i.e., a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation. For orphan medicinal products intended for pediatric use, the market exclusivity period may be prolonged by additional two years if they are authorized with a pediatric indication based on the results from studies conducted under an EMA-approved pediatric investigation plan or if they are authorized without a pediatric indication but the results of the studies conducted under the EMA-approved pediatric investigation plan are reflected in the summary of product characteristic and, if appropriate, in the package leaflet. Market exclusivity may also be revoked in very select cases, such as if (i) it is established that a similar medicinal product is safer, more effective or otherwise clinically superior; (ii) the MA holder (MAH) for the authorized orphan medicinal product consents to the second orphan application; or (iii) the MA holder for the authorized orphan medicinal product cannot supply sufficient quantities. Orphan designation must be requested before submitting an MAA and is reconfirmed during the MAA process. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and MA approval process.
Since January 1, 2021, a separate process for orphan designation has applied in Great Britain. There is no pre-marketing authorization orphan designation (as there is in the EU) and the application for orphan designation is reviewed by the
MHRA, at the time of an MAA for a UK or Great Britain marketing authorization. Until January 1, 2025, a UK-wide orphan MAA could only be considered in the absence of an active EU orphan designation. From January 1, 2025, MAs granted for products that fulfil UK orphan criteria are valid UK-wide (including in Northern Ireland), regardless of whether there is an EU orphan designation or EU authorization as an orphan medicinal product. The criteria are the same as in the EU and, following implementation of the Windsor Framework from January 1, 2025, apply to the whole of the
UK. The criteria are that: the medicine must be intended for the treatment, prevention or diagnosis of life-threatening or chronically debilitating diseases; the prevalence of the condition must be no more than five in 10,000 persons in the UK or it must be unlikely that the medicine’s marketing would generate sufficient returns to justify the investment needed for its development; and there must be no satisfactory method of diagnosis, prevention or treatment of the condition concerned in the UK, or if such method exists the medicine must be of significant benefit to those affected by the condition.
Marketing Authorization
To obtain an MA for a medicinal product under the EU regulatory framework, an applicant must submit an MAA, either to the EMA using the centralized procedure or to competent authorities in the EU Member States using the other procedures (decentralized procedure, national procedure, or mutual recognition procedure). An MA may be granted only to an applicant established in the EU. Regulation (EC) No. 1901/2006 provides that prior to obtaining an MA in the EU, an applicant must demonstrate compliance with all measures included in an EMA-approved pediatric investigation plan, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, class waiver, or a deferral for one or more of the measures included in the pediatric investigation plan.
The centralized procedure provides for the grant of a single MA by the EU Commission that is valid for all EEA
Member States. Pursuant to Regulation (EC) No. 726/2004 (as amended), the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products (gene therapy, somatic cell therapy or tissue engineered products) and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer and auto-immune diseases and other immune dysfunctions and neurodegenerative disorders. The centralized procedure is optional for certain other medicinal products.
Under the centralized procedure, the EMA’s Committee for Medicinal Products for Human Use (CHMP) is responsible for conducting the assessment of a product to define its risk/benefit profile. The CHMP recommendation is then sent to the EU Commission, which adopts a decision binding in all EEA Member States. Under the centralized procedure, the maximum timeframe for the evaluation of an MA application is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions asked by the
CHMP, which can considerably extend the 210 days. Accelerated evaluation (150 days excluding clock stops) may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation.
MAs have an initial validity for five years, in principle, and they may be renewed after five years on the basis of a reevaluation of the risk benefit balance by the EMA, or by the competent authority of the EU Member State. Once renewed, the MA is valid for an unlimited period, unless the EU Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any MA that is not followed by the placement of the medicinal product on the EU market or on the market of the authorizing EU
Member State(s) within three years after authorization, or if the drug is removed from the market for three consecutive years, ceases to be valid. In Great Britain, centrally authorized products converted from EU to UK marketing authorizations will have the same renewal date.
Following the departure of the UK from the EU, the UK is no longer covered by European centralized marketing authorizations issued by the EMA. As of January 1, 2025, the MHRA regulates medicines through UK-wide MAs and
EU centralized MAs are not valid anywhere in the UK. Instead, medicines that were previously within scope of the EU centralized procedure are authorized by the MHRA under UK-wide MAs.
European Data and Market Exclusivity
In the EU, innovative medicinal products, approved on the basis of a complete independent data package, qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity (for the more comprehensive protections applying to orphan medicinal products, please refer to “Item 4.B — Business overview
— Orphan Designation and Exclusivity” above). The data exclusivity, if granted, prevents generic or biosimilar applicants from referencing the innovator’s preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA in the EU, for a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic or biosimilar MAA can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed in the EU until the expiration of the market exclusivity period. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those 10 years, the MA holder obtains an MA for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are determined to bring a significant clinical benefit in comparison with currently approved therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a product is considered to be an innovative medicinal product so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained an MA based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials. Similar arrangements apply in the UK.
Regulatory Requirements after Marketing Authorization
Following MA approval, the MA holder is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include compliance with the EU’s stringent pharmacovigilance or safety reporting rules under Directive 2001/83/EC and Regulation (EU) 726/2004 (each as amended) and the associated guideline on good pharmacovigilance practices (as amended), pursuant to which post-
authorization studies and additional monitoring obligations can be imposed. In addition, the manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the principles of good manufacturing practice (GMP) set forth in Commission Directive 2017/1572
GMP and comparable requirements of other regulatory bodies in the EU, which mandate the methods, facilities and controls used in manufacturing, processing and packing of products to assure their safety and identity. Further, the wholesale distribution of authorized medicinal products requires a separate distribution license and must be conducted in strict compliance with good distribution practice standards. Finally, the marketing and promotion of authorized medicinal products is strictly regulated under Directive 2001/83/EC, (as amended) and as transposed into national laws.
Potential consequences for a failure to maintain regulatory compliance mainly depend on the relevant regulations in the
EU Member States, but are, for example, in Germany, similar to those in the U.S. Please refer to “Item 4.B — Business overview — Post-Approval Regulations” above.
Proposal for new EU Pharmaceutical Legislation
On April 26, 2023, the EU Commission has published a proposal for a new directive (COM/2023/192 final) and a new regulation (COM/2023/193 final), which would revise and replace the existing general pharmaceutical legislation, including e.g., Directive 2001/83/EC, as well as Regulations (EC) No. 726/2004, No. 141/2000, or No. 1901/2006 (EU
Pharmaceutical Legislation). Proposed amendments include, among others, modifications to the orphan designation criteria as well as the introduction of a modulated framework for orphan market exclusivity. Regarding the latter, the regulation proposal envisages a shift to a staggered approach. Those orphan medicinal products that address a high unmet medical need shall still benefit from a market exclusivity period of ten years. Well-established use orphan medicinal products will have a five-year market exclusivity period. Nine years of market exclusivity shall apply for all other orphan medicinal products. In certain cases, exclusivity periods may be prolonged (e.g., obtaining of an MA for one or more new therapeutic indications).
Other key points of the proposed new EU Pharmaceutical Legislation include new measures to prevent and mitigate medicine shortages, to simplify the market entry of generics and biosimilars and the introduction of a new data protection regime for medicinal products. The proposal remains to be agreed and adopted by the European Parliament and European Council and may therefore be substantially revised before adoption, which is not anticipated before early
2026.
Brexit and the Regulatory Framework in the UK
On January 31, 2020, the UK officially ceased being a Member State of the EU (Brexit). For a period thereafter, immediate arrangements applied governing pharmaceutical legislation in the UK. However, as from January 1, 2025, following the implementation of the Windsor Framework, the MHRA is now the only authority approving medicines for the UK market. The Windsor Framework replaced the Northern Ireland Protocol, under which the EU regulatory framework continued to apply in Northern Ireland, and made the following key regulatory changes for medicines: (i)
removed EU licensing processes in relation to Northern Ireland for novel medicines; (ii) removed any requirement for
EU Falsified Medicines Directive packaging, labelling and serialization barcode for medicines in Northern Ireland; and
(iii) required all medicines placed on the UK market to be labelled ‘UK Only’, indicating they are not for sale in the
Republic of Ireland or other EU countries. More broadly, with the exception of the CTR, the UK and the EU’s regimes for the marketing, promotion and sale of medicinal products remain aligned, as the UK’s Human Medicines Regulations
2012 (as amended) implemented prior EU legislation on these topics before Brexit, and remain in force post-Brexit.
However, these regulatory regimes may diverge increasingly in future, now that the UK’s regulatory system is formally independent from the EU.
Regulation and Procedures Governing Approval of Medicinal Products in Japan
In order to market any medical products in Japan, a company must comply with numerous and varying regulatory requirements regarding quality, safety and efficacy in the context, among other things, of clinical trials, marketing approval, commercial sales and distribution of products. A person who manufactures or markets medical products in
Japan is subject to the supervision of the Ministry of Health, Labour and Welfare (MHLW), primarily under the Act on
Securing Quality, Efficacy and Safety of Pharmaceuticals and Medical Devices (Pharmaceutical and Medical Devices
Act). This entails the satisfactory completion of pharmaceutical development, preclinical studies and adequate and well-
controlled clinical trials to establish the safety and efficacy of the medical product for each proposed indication. It also requires the filing of a notification of clinical trials with the Pharmaceuticals and Medical Devices Agency (Japan)
(PMDA) and the obtaining of marketing approval from the relevant authorities before the product can be marketed and sold in the Japanese market.
Business License
Under the Pharmaceutical and Medical Devices Act, a company or individual must obtain a Marketing Authorization
Holder (MAH) license from the MHLW to engage in the marketing or provision of medical products. This requirement applies to medical products that are either manufactured by the company itself outsourced to a third party for manufacturing or imported.
To manufacture medical products for the Japanese market, a company must obtain a manufacturing license from the
MHLW for each production facility. This license is separate from the marketing authorization and is required for both domestic and foreign manufacturing sites.
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
The data of clinical trials and other pertinent data, which must be attached to an application for marketing approval, must be obtained in compliance with the standards established by the MHLW, such as GLPs and GCPs stipulated by the ministerial ordinances of the MHLW.
Regulatory Requirements after Marketing Approval
A MAH that has obtained marketing approval for a new pharmaceutical is subject to re-examination by the PMDA for a specified period after receiving marketing approval. Such re-examination period for VYVGART is stated to be 10 years after the marketing approval in January 2022. The purpose of this re-examination process is to ensure the safety and efficacy of a newly approved pharmaceutical by imposing on the MAH the obligation to gather clinical data for a certain period after the marketing approval was granted to enable the PMDA to re-examine the product. Results of use and other pertinent data must be attached to an application for a re-examination. An MAH that has obtained a marketing approval is also required to investigate, among other things, the results of use and to periodically report to the PMDA pursuant to the Pharmaceutical and Medical Devices Act.
Price Regulation
Japan's public medical insurance systems cover virtually the entire Japanese population. The public medical insurance system, however, does not cover any medical product which is not listed on the National Health Insurance (NHI) price list published by the Minister of the MHLW. Accordingly, an MAH of medical products must first have a new medical product listed on the NHI price list to obtain coverage under the public medical insurance system. VYVGART was listed on the NHI price list in April 2022 and the price was adjusted in February 2024. VYVDURA was listed in April 2024.
The NHI price of a medical product is determined either by price comparison of comparable medical products with necessary adjustments for innovation, usefulness or size of the market; or, in the absence of comparable medical products, by the cost calculation method, determined after considering of the opinion of the manufacturer. Prices on the
NHI price list are subject to revision, generally once every year, based on the actual prices at which the medical products are purchased by medical institutions.
Coverage, Pricing and Reimbursement
Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we may obtain regulatory approval. Even if our product candidates are approved for marketing, sales of such product candidates will depend, in part, on the extent to which third-party payors, including government health programs in the U.S. (such as Medicare and Medicaid), commercial health insurers, and managed care organizations, provide coverage and establish adequate reimbursement levels for such product candidates. Moreover, increasing efforts by governmental and third-
party payors in the EU, the U.S. and other markets to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.
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
The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and biologics. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates. No uniform policy for coverage and reimbursement for drug products exists among third-party payors in the U.S. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor including formulary tier placement and utilization management requirements (if any).
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
Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved or that cost-sharing will be acceptable for patients. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more of our products for which we or our collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services and imposing controls to manage costs, especially drugs when an equivalent generic drug or a less expensive therapy is available. It is possible that a third-party payor may consider our product candidate and other therapies (in some cases even off-label treatments) as substitutable and only offer to reimburse patients for the less expensive product. Even if we show improved efficacy or improved convenience of administration with our product candidate, pricing of existing drugs may limit the amount we will be able to charge for our product candidate. These payors may deny or revoke the reimbursement status of a given drug product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates and may not be able to obtain a satisfactory financial return on products that we may develop.
In Mainland China, VYVGART has been included in the NRDL for the treatment of adults with gMG who are AChR-
AB+ after going through price negotiations with the National Healthcare Security Administration (NHSA) since January
2024, which means that the price of this drug can be (partly) reimbursed by the social security program of Mainland
China for the treatment of this indication in accordance with relevant rules within certain period. According to the current regulations of Mainland China, if we want our products in addition to VYVGART to be included in the NRDL or want VYVGART to be included in the NRDL for the treatment of other indications, we will need to go through price negotiations with the NHSA, for which purpose we will likely need to significantly reduce their prices. Although the inclusion of our products in the NRDL may increase the demand for the relevant products, our potential revenue from the sales of these products may still decrease as a result of lower prices.
Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely. Outside the U.S., we will face challenges in ensuring obtaining adequate coverage and payment for any product candidates we may develop. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. In order to secure coverage and reimbursement for any product that might be approved for sale, we have needed and may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, and the cost of these studies would be in addition to the costs required to obtain FDA or other comparable marketing approvals. Conducting such studies could be expensive, involve additional risk and result in delays in our commercialization efforts. Even after pharmacogenomic studies are conducted, product candidates may not be considered medically necessary or cost-
effective. A decision by a third-party payor not to cover any product candidates we may develop could reduce physician utilization of such product candidates once approved and have a material adverse effect on our sales, results of operations and financial condition. Third-party reimbursement and coverage may not be adequate to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. The insurance coverage and reimbursement status of newly approved products for orphan diseases is particularly uncertain, and failure to obtain or maintain adequate coverage and reimbursement for any such product candidates could limit our ability to generate revenue. As noted above, in the U.S., we plan to have various programs to help patients afford our products, including patient assistance programs and co-pay coupon programs for eligible patients. More specifically, patients can enroll into MY VYVGART PATH™, a patient support program that provides personalized support from a nurse case manager and committed support team. In addition to providing support on questions on the treatment and on navigating the insurance process, the program provides a VYVGART Co-pay Program to eligible patients, aids in referring patients to charitable foundations that may be able to help with out-of-pocket costs and informs patients of financial assistance programs that may be available.
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
The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicinal products, is almost exclusively a matter for national, rather than EU, provisions and regulations. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. Therefore, in the EU, pricing and reimbursement schemes vary widely from EU Member State to another. Some EU Member States provide that products may be marketed only after a reimbursement price has been agreed. Some EU Member States may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies (so called health technology assessments) in order to obtain reimbursement or pricing approval. EU
Member States may approve a specific price for a product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Other Member States allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions.
Recently, many EU Member States have increased the amount of discounts required on medicinal products and these efforts could continue as Member States attempt to further manage healthcare expenditures. For example, Germany recently introduced a specific discount on certain combination products with new active ingredients. The downward pressure on healthcare costs in general, particularly medicinal prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States and parallel trade (arbitrage between low-
priced and high-priced Member States) can further reduce prices. Special pricing and reimbursement rules may apply to orphan medicinal products. Inclusion of orphan drugs in reimbursement systems tend to focus on the medical usefulness, need, quality and economic benefits to patients and the healthcare system as for any drug. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results-based rules of reimbursement may apply. There can be no assurance that any EU Member State that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries. Historically, products launched in the EU do not follow price structures of the U.S. and generally prices tend to be significantly lower.

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
Government Pricing and Reimbursement Programs for Marketed Drugs in the U.S.
Medicaid, the 340B Drug Pricing Program, and Medicare
Federal law requires that a pharmaceutical manufacturer, as a condition of having its drug and biological products receive federal reimbursement under Medicaid and Medicare Part B, must pay rebates to state Medicaid programs for all units of its covered outpatient drugs dispensed to Medicaid beneficiaries and paid for by a state Medicaid program under either a fee-for-service arrangement or through a managed care organization. This federal requirement is effectuated through a Medicaid drug rebate agreement between the manufacturer and the Secretary of U.S. Department of Health and Human Services (HHS). The Centers for Medicare & Medicaid Services (CMS) administers the Medicaid drug rebate agreements, which provide, among other things, that the drug manufacturer will pay rebates to each state
Medicaid agency on a quarterly basis and report certain price information on a monthly and quarterly basis. The rebates are based on prices reported to CMS by manufacturers for their covered outpatient drugs, including average manufacturer price (AMP) and best price. Effective January 1, 2024, the Medicaid total rebate amount is no longer capped at 100% of a covered outpatient drug’s AMP, which means that a manufacturer could pay a total rebate amount on a unit of the drug that is greater than the average price the manufacturer receives for the drug.
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
Under this program, the participating manufacturer agrees to charge certain safety net healthcare providers no more than an established discounted price for its covered outpatient drugs. The formula for determining the discounted price is defined by statute and is based on the AMP and the unit rebate amount as calculated under the Medicaid drug rebate program, discussed above. Manufacturers are required to report pricing information to the Health Resources and
Services Administration on a quarterly basis. The Health Resources and Services Administration has also issued regulations relating to the calculation of the ceiling price as well as imposition of civil monetary penalties for each instance of knowingly and intentionally overcharging a 340B covered entity.
Federal law also requires that manufacturers report data on a quarterly basis to CMS regarding the pricing of drugs that are separately reimbursable under Medicare Part B. These are generally drugs and biologics, such as injectable products, that are administered incident to a physician service and are not generally self-administered. The pricing information submitted by manufacturers is the basis for reimbursement to physicians and suppliers for drugs covered under Medicare
Part B. Under the Inflation Reduction Act (IRA), manufacturers are also required to provide quarterly rebates for certain single-source drugs and biologics (including biosimilars) covered under Medicare Part B with prices that increase faster than the rate of inflation. This requirement started on January 1, 2023 for drugs approved on or before December 1, 2020 and begins six quarters after a drug is first marketed for all other drugs. As with the Medicaid drug rebate program, federal law provides for civil monetary penalties for failing to provide required information, late submission of required information, and false information.

Additionally, the Infrastructure Investment and Jobs Act added a requirement, effective January 1, 2023, for manufacturers of certain single-source drugs (including biologics and biosimilars) separately paid for under Medicare
Part B for at least 18 months and marketed in single-dose containers or packages (known as refundable single-dose containers or single-use package drugs) to provide annual refunds for any portions of the dispensed drug that are unused and discarded if those unused or discarded portions exceed an applicable percentage defined by statute or regulation.
Manufacturers will be subject to periodic audits and those that fail to pay refunds for their refundable single-dose containers or single-use package drugs shall be subject to civil monetary penalties.
Medicare Part D provides prescription drug benefits for seniors and people with disabilities. Beginning in 2025, the IRA eliminates the coverage gap phase and associated manufacturer discounts under Medicare Part D, significantly lowers the enrollee maximum out-of-pocket cost and establishes a new manufacturer discount program, which requires 10%
discounts in the initial phase, and 20% discounts in the catastrophic phase. Although these discounts represent a lower percentage of enrollees’ costs than coverage gap discounts, the new manufacturer contribution during the catastrophic phase could be considerable for certain high-cost drugs and the total contributions by manufacturers to a Part D enrollee’s drug expenses may exceed those currently provided. The IRA also requires manufacturers to provide annual
Medicare Part D rebates for single-source drugs and biological products with prices that increase faster than the rate of inflation.
The IRA also allows HHS to directly negotiate the selling price of a statutorily specified number of drugs and biologics each year that CMS reimburses under Medicare Part B and Part D. Only high-expenditure single-source biologics that have been approved for at least 11 years (7 years for single-source drugs) can qualify for negotiation, with the negotiated price taking effect two years after the selection year. Negotiations for Medicare Part D products began in 2023 with the negotiated price taking effect in 2026, and negotiations for Medicare Part B products will begin in 2026 with the negotiated price taking effect in 2028.
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
•the U.S. federal Anti-Kickback Statute (AKS) prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good facility, item, or service, for which payment may be made, in whole or in part, under a federal healthcare program such as
Medicare and Medicaid. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers formulary managers and other persons and entities on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain activities from prosecution, the exceptions and safe harbors are drawn narrowly, and arrangements may be subject to scrutiny or penalty if they do not fully satisfy all elements of an available exception or safe harbor. A person or entity can be found guilty of violating the AKS without actual knowledge of the statute or specific intent to violate it. In addition, the government may assert that a claim including items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil money penalties statute.
Violations of the AKS carry potentially significant civil and criminal penalties, including imprisonment, fines, administrative civil monetary penalties, and exclusion from participation in federal healthcare programs.
•the U.S. federal false claims and civil monetary penalties laws, including the civil False Claims Act and federal civil monetary penalty laws, which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim or obligation to pay or transmit money to the federal government, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the False Claims Act. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The False Claims Act also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the False Claims Act and to share in any monetary recovery.
When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare,
Medicaid and other federal healthcare programs;
•the U.S. federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or obtaining by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the pay (e.g., public or private) or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters; similar to the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH)
and its implementing regulations, and as amended again by the Omnibus Rule in 2013, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the Final HIPAA Omnibus Rule, i.e., certain covered health plans, healthcare clearinghouses and healthcare providers, as well as their business associates, those independent contractors or agents of covered entities that perform certain services for or on their behalf involving the use or disclosure of individually identifiable health information.
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
•the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient
Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010
(collectively, the ACA), which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to CMS information related to payments and other transfers of value made by that entity to physicians
(currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician providers such as physician assistants and nurse practitioners and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit required information may result in civil monetary penalties for all payments, transfers of value or ownership or investment interests that are not timely, accurately, and completely reported in an annual submission;
•federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;
•federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;
•analogous state and local laws and regulations, including: state anti-kickback and false claims laws; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the licensure of sales representatives; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect; and state laws related to insurance fraud in the case of claims involving private insurers; and
•EU, UK and other foreign law equivalents, including reporting requirements detailing interactions with and payments to healthcare providers and data privacy and security laws and regulations that may be more stringent than those in the U.S.
State and foreign laws, including for example the EU General Data Protection Regulation (GDPR), also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. There are ambiguities as to what is required to comply with these state requirements and if we fail to comply with an applicable state law requirement, we could be subject to penalties.
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
Other laws that may affect our ability to operate include:
•the anti-inducement law prohibits, among other things, the offering or giving of remuneration, which includes, without limitation, any transfer of items or services for free or for less than fair market value (with limited exceptions), to a Medicare or Medicaid beneficiary that the person know or should know is likely to influence the beneficiary’s selection of a particular supplier of items or services reimbursable by a federal or state governmental program; and
•European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.
In the U.S., to help patients afford our approved product, we may utilize programs to assist them, including patient assistance programs and co-pay coupon programs for eligible patients. Government enforcement agencies have shown increased interest in pharmaceutical companies’ product and patient assistance programs, including reimbursement support services, and a number of investigations into these programs have resulted in significant civil and criminal settlements. In addition, at least one insurer has directed its network pharmacies to no longer accept co-pay coupons for certain specialty drugs the insurer identified. Our co-pay coupon programs could become the target of similar insurer actions. In addition, in November 2013, the CMS issued guidance to the issuers of qualified health plans sold through the
ACA’s marketplaces encouraging such plans to reject patient cost-sharing support from third parties and indicating that the CMS intends to monitor the provision of such support and may take regulatory action to limit it in the future. The
CMS subsequently issued a rule requiring individual market qualified health plans to accept third-party premium and cost-sharing payments from certain government-related entities. In September 2014, the Office of the Inspector General
of the HHS issued a Special Advisory Bulletin warning manufacturers that they may be subject to sanctions under the
AKS and/or civil monetary penalty laws if they do not take appropriate steps to exclude Part D beneficiaries from using co-pay coupons. Accordingly, companies exclude these Part D beneficiaries from using co-pay coupons. Additionally, certain third-party payors are modifying benefit designs based on the availability of manufacturer cost-sharing assistance
(e.g., copay accumulator or maximizer programs). Following a federal district court decision vacating the provisions of the 2021 Notice of Benefit and Payment Parameter final rule that provided health plans with discretion whether to include manufacturer assistance toward the cost-sharing limit, CMS stated its intent to address this issue in future rulemaking. It is possible that changes in insurer policies regarding co-pay coupons and/or the introduction and enactment of new legislation or regulatory action could restrict or otherwise negatively affect these patient support programs, which could result in fewer patients using affected products, and therefore could have a material adverse effect on our sales, business, and financial condition.
Third-party patient assistance programs that receive financial support from companies have become the subject of enhanced government and regulatory scrutiny. The Office of the Inspector General of the HHS has established guidelines that suggest that it is lawful for pharmaceutical manufacturers to make donations to charitable organizations who provide co-pay assistance to Medicare patients, provided that such organizations, among other things, are bona fide charities, are entirely independent of and not controlled by the manufacturer, provide aid to applicants on a first-come basis according to consistent financial criteria and do not link aid to use of a donor’s product. However, donations to patient assistance programs have received some negative publicity and have been the subject of multiple government enforcement actions, related to allegations regarding their use to promote branded pharmaceutical products over other less costly alternatives. Specifically, in recent years, there have been multiple settlements resulting out of government claims challenging the legality of their patient assistance programs under a variety of federal and state laws. It is possible that we may make grants to independent charitable foundations that help financially needy patients with their premium, co-pay, and co-insurance obligations. If we choose to do so, and if we or our vendors or donation recipients are deemed to fail to comply with relevant laws, regulations or evolving government guidance in the operation of these programs, we could be subject to damages, fines, penalties, or other criminal, civil, or administrative sanctions or enforcement actions.
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
Violations of these laws or any future enacted laws can subject us to criminal, civil and administrative sanctions including monetary penalties, damages, fines, disgorgement, individual imprisonment and exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-
compliance with these laws, reputational harm, and we may be required to curtail or restructure our operations.
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
Healthcare reforms that have been adopted, and that may be adopted in the future, could result in further reductions in coverage and levels of reimbursement for pharmaceutical products, increases in rebates payable under U.S. government rebate programs and additional downward pressure on pharmaceutical product prices. As discussed above, in August
2022, the IRA was enacted codifying, among other things: a Medicare drug price negotiation program, under which HHS directly negotiates the selling price of statutorily specified number of Part B and Part D drugs and biologics each year;
inflation rebates which penalizes drug manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation; and a redesign of the Part D benefit. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. These provisions will take began taking progressively starting in 2023, although certain policies have been subject to legal challenges. For example, the provisions related to the negotiation of selling prices of high-expenditure single-source drugs and biologics have been challenged in multiple lawsuits. Additionally, we cannot predict whether the
U.S. Congress will amend the IRA or if the government will adopt new or different interpretations of the law in future guidance or rulemaking. However, at this time, the Trump administration is continuing to implement the IRA and to defend the law in litigation. While it is unclear how the IRA will be implemented in the future and the outcome of the litigation, it will likely have a significant impact on the pharmaceutical industry.

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
Individual states in the U.S. have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, affordability review boards, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.
In the EU, similar political, economic and regulatory developments may affect our ability to profitably commercialize our current or any future products. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU (such as the above-mentioned EU Pharmaceutical Legislation) or EU Member State level may result in significant additional requirements or obstacles that may increase our operating costs. In general the healthcare budgetary constraints in most EU Member States have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval.
In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.
We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S. or abroad. If we or our collaborators are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our collaborators are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not sustain or achieve profitability in the future, which would adversely affect our business.
Environmental Issues which may Influence the Use of our Material Fixed Assets
Our primary research and development activities take place in our facilities in Zwijnaarde, Belgium. For these activities we require, and have obtained, the necessary environmental and biohazard permits from the responsible governments, required by us for the manner in which we use said facilities.
New shares created during 2024
As a result of the exercise of stock options and vesting of RSUs under our Equity Incentive Plan, 1,566,469 new shares were created in 2024. Equity Incentive Plan means the equity incentive plan as adopted by our Board of Directors on
December 18, 2014, which was approved by the General Meeting on May 13, 2015, and amended by the General
Meeting on April 28, 2016, and November 25, 2019, and the Board of Directors on December 18, 2019, November 5,
2020, December 15, 2021 and on February 27, 2023 and on February 28, 2024.
The following table shows the developments in our share capital for the year ended December 31, 2024 and on February
19, 2025:

Number of shares outstanding on December 31, 2022	55,395,856
Number of shares outstanding on December 31, 2023	59,194,488
Exercise of stock options	1,478,225
Vesting of RSUs	88,244
Number of shares outstanding on December 31, 2024	60,760,957
Exercise of stock options in January 2025	223,971
Exercise of stock options in February 2025	5,929
Number of shares outstanding on February 19, 2025	60,990,857
C.      ORGANIZATIONAL STRUCTURE
As of December 31, 2024, argenx SE has one subsidiary, argenx BV, which is based in Belgium, and argenx BV has thirteen subsidiaries. The following table sets out the following information for each of our principal subsidiaries: the country of incorporation, and percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

	As per December 31, 2024
Name	Country	Participation
argenx SE	The Netherlands	100%
argenx B.V.	Belgium	100%
argenx Benelux B.V.	Belgium	100%
argenx US, Inc.	USA	100%
argenx Switzerland, S.A.	Switzerland	100%
argenx Japan KK.	Japan	100%
argenx France SAS	France	100%
argenx Germany GmbH	Germany	100%
argenx Canada Inc.	Canada	100%
argenx UK Ltd.	United Kingdom	100%
argenx Netherlands Services B.V.	The Netherlands	100%
argenx Italy S.r.l.	Italy	100%
argenx Spain S.L.	Spain	100%
argenx Austria Services GmbH	Austria	100%
argenx Australia Pty. Ltd.	Australia	100%
The following chart provides an overview of the Group as of the date of this Annual Report. Percentages refer to both the share of capital and voting rights.

EURONEXT
Nasdaq
argenx SE
the Netherlands
100%
argenx B.V.
Belgium
100%
argenx Benelux B.V.
Belgium
100%
argenx US Inc.
U.S.
100%
argenx Japan K.K.
Japan
100%
argenx Switzerland S.A.
Switzerland
100%
argenx France SAS
France
100%
argenx Germany GmbH
Germany
100%
argenx Italy S.r.l.
Italy
100%
argenx Canada Inc.
Canada
100%
argenx UK Ltd.
UK
100%
argenx Spain S.L.
Spain
100%
argenx Netherlands Services B.V.
the Netherlands
100%
argenx Australia Pty Ltd.
Australia
100%
argenx Austria Services GmbH
Austria
Branch Office
argenx Spain S.L. - Sucursal Em Portugal
Portugal

D.      PROPERTY, PLANTS AND EQUIPMENT
Our principal executive, operational offices and laboratory space located in Zwijnaarde, Belgium. In 2024, we added new office space in Zwijnaarde. The total future cash flows related to these leases are represented below in
“Note 21 — Leases” in our consolidated financial statements which are appended to our Annual Report for the period ended December 31, 2024 and which are incorporated herein by reference.
We also lease office space in Amsterdam (the Netherlands), Boston (U.S.), Tokyo (Japan), Geneva (Switzerland),
Munich (Germany), Issy-Les-Moulineaux (France), Vaughan, Ontario (Canada), Gerrards Cross (UK) and Milan (Italy).
In addition, our lease liabilities include a lease plan for company cars with maturity dates up to four years.
For a discussion of contractual obligations, please see “Note 28 — Commitments” in our consolidated financial statements which are appended to our Annual Report for the period ended December 31, 2024 and which are incorporated herein by reference.
We have our principal executive, operational offices and laboratory space located in Zwijnaarde, Belgium. The following table sets forth our key leased facilities worldwide as of December 31, 2024:

Facility location	Use	Approx. size (m2)	Lease expiry
Zwijnaarde, Belgium (leased)	Operations and Laboratory Space	4,951	September 30, 2031
Zwijnaarde, Belgium (leased)	Office Space	3,765	March 31, 2037
Boston, Massachusetts (leased)	Office Space	2,379	August 31, 2030
Tokyo, Japan (leased)	Office Space	546	January 17, 2027
Environment, Health and Safety
Our primary research and development activities take place in our facilities in Zwijnaarde, Belgium. For these activities we require, and have obtained, the necessary environmental and biohazard permits from the responsible governments, required by us for the manner in which we use said facilities. See “Item 3.D. — Risk Factors”.
ITEM 4A.    UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following “Operating and Financial Review and Prospects” should be read together with the information in our financial statements and related notes included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with the IFRS Accounting Standards (IFRS) as issued by the
International Accounting Standards Board (IASB), which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described in “Item 3.D. — Risk Factors” and elsewhere in this Annual Report. Please also see “Cautionary Statement Regarding
Forward-Looking Statements in this Annual Report.
A.      OPERATING RESULTS
The review of the financial condition and results of operations of certain items from the year ended December 31, 2022, and year-to-year comparisons between the years ended December 31, 2023 and December 31, 2022 that are not included in this Annual Report can be found in “Item 5 — Operating and Financial Review and Prospects” of our annual report on Form 20-F for the year ended December 31, 2023.
Overview
Since our inception in 2008, we have focused most of our financial resources and efforts towards developing our
SIMPLE ANTIBODY™ Platform and antibody engineering technologies, identifying potential product candidates, establishing process, development and manufacturing capabilities for our product candidates and advancing multiple discovery programs into the clinic. In 2022, we executed on our global launch of VYVGART our first-in-class neonatal
FcRn blocker for intravenous use, which is now approved in the U.S., Japan, the EU, Canada, China and other EMEA jurisdictions for gMG.
In 2023, we launched VYVGART SC, the first-and-only neonatal FcRn blocker administered by subcutaneous injection.
As of the year ended December 31, 2024, it is now approved in the U.S., Japan, the EU, Canada, China and other EMEA jurisdictions for gMG.
In 2024, we successfully started the sale of VYVGART SC for the treatment of CIDP in the U.S. and obtained approval in China and Japan. The commercialization of VYVGART IV and VYVGART SC generated global product net sales of
$2.2 billion in 2024 as compared to $1.2 billion in 2023.
On our research and development, we continue towards advancing a deep pipeline of both clinical and preclinical-stage product candidates for the treatment of severe autoimmune diseases. Leveraging our technology suite and clinical expertise, we have advanced several candidates into late-stage clinical development and we currently have multiple programs in the discovery stage.
As of December 31, 2024 and December 31, 2023, we had cash and cash equivalents amounting to $1.5 billion and $2.0 billion, respectively; in addition to current financial assets of $1.9 billion and $1.1 billion, respectively.
Our Statement of Financial Position shows total assets of $6.2 billion for the year ended December 31, 2024, compared to $4.5 billion for the year ended December 31, 2023. The main reason for the material change in balance sheet total is the operational growth of the Company in the period.
Since our inception, we have incurred significant operating losses. For the year ended December 31, 2024 the Company recorded its first annual profit for the year of $833 million. In 2023, the Company recorded a loss for the year of
$295 million. As of December 31, 2024, we had accumulated losses of $1.6 billion.
VYVGART and VYVGART SC are the only approved products we currently have.
We expect our expenses to continue to increase as we continue to execute registrational and proof-of-concept studies across efgartigimod, empasiprubart and ARGX-119, as well as the continued investment in our IIP. We anticipate that our expenses will increase if and as we execute on the following elements.
Research and development activities:
•Execute the registrational study of efgartigimod in three myositis subsets (IMNM, ASyS, and DM);
•Execute the Phase 3 clinical studies of efgartigimod in pediatric, seronegative and ocular MG;

•Execute the Phase 4 study switching CIDP patients from IVIg to VYVGART SC;
•Execute the confirmatory study of efgartigimod in primary ITP;
•Execute the registrational studies of efgartigimod in TED;
•Execute the registrational study of efgartigimod in SjD;
•Execute the Phase 2 study of efgartigimod in LN with our partner Zai Lab;
•Execute the Phase 2 studies of efgartigimod in AMR, SSc and AIE;
•Execute the Phase 3 studies of empasiprubart in MMN and CIDP;
•Execute the Phase 2 studies of empasiprubart in DGF and DM;
•Execute the Phase 1b/Phase 2a studies of ARGX-119 in CMS and ALS, respectively;
•Execute on the launch of Phase 2 study of ARGX-119 in SMA;
•Continue the research and development of our other clinical and preclinical-stage product candidates and discovery stage programs; and
•Seek regulatory approvals for any product candidates, including new indications, that successfully complete clinical trials.
Pre-commercial and commercial activities:
•Continue the build-out of our sales, marketing and distribution infrastructure and scale-up of manufacturing capabilities for the commercial expansion of VYVGART and VYVGART SC and any other product candidate, including new indications, for which we may obtain approval; and
•Expand our global reach enabling us to commercialize any product candidates, including new indications, for which we may obtain regulatory approval.
Other activities:
•Seek to enhance our technology platform and discover and develop additional product candidates;
•Maintain, expand and protect our intellectual property portfolio, including litigation costs associated with defending against alleged patent infringement claims;
•Add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and potential future commercialization efforts; and,
•Experience any delays or encounter any issues, including failed studies, ambiguous clinical trial results, safety issues or other regulatory challenges.
We expect that the costs of development and commercialization might also increase due to current and future collaborations with research and development partners as well as commercial partners.
Information pertaining to the year ended December 31, 2023 was included in our annual report on Form 20-F for the year ended December 31, 2023 under “Item 5 — Operating and Financial Review and Prospects’’ which was filed with the SEC on March 21, 2024.

Basis of presentation
Foreign Currency Transactions
Functional and presentation currency
Items included in the consolidated financial statements of each of the entities are valued using the currency of their economic environment in which the entity operates. The consolidated financial statements are presented in USD ($), which is the Company’s functional and presentation currency.
Revenue from sale of product
Revenue from the sale of products is recognized at an amount that reflects the consideration that the Company expects to be entitled to receive in exchange for transferring goods to a customer, at the time when the customer obtains control of the goods rendered, this means when the customer has the ability to direct the use of the asset. The consideration that is committed in a contract with a customer can include fixed amounts, variable amounts, or both. The amount of the consideration may vary due to discounts, rebates, returns, chargebacks or other similar items. Contingent consideration is included in the transaction price when it is highly probable that the amount of revenue recognized is not subject to future significant reversals.
Our product net sales mainly consist of sales of VYVGART and VYVGART SC in the U.S., Japan, EMEA and China.
Product net sales are recognized once we satisfy the performance obligation at a point in time under the revenue recognition criteria in accordance with IFRS 15 Revenue from contracts with customers.
Revenue arising from the commercial sale of VYVGART and VYVGART SC is presented under ‘‘Note 17 — Segment
Reporting’’ in our consolidated financial statements which are appended to our Annual Report for the period ended
December 31, 2024 and which are incorporated herein by reference. In accordance with IFRS 15, such revenue is recognized when the product is physically transferred, in accordance with the delivery and acceptance terms agreed with the customer. Payment of the transaction price is payable at the point the customer obtains the legal title to the goods.
Revenue from Collaboration and License Agreements
Revenues to date have consisted principally of milestones, license fees, non-refundable upfront fees and research and development service fees in connection with collaboration and license agreements.
We recognize revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods and services. In order to determine revenue recognition for agreements that we determine to be in the scope of IFRS 15, we followed the IFRS 15 5-step model. The
Company has only recognized revenue from its collaboration with Zai Lab in the current year.
Under the collaboration agreement, the Company provides clinical and commercial supply to Zai Lab. The Company concludes to recognize such sales as revenue given that the Company acts as principal in the transaction as the risk related to inventory is borne by the Company until the inventory is transferred to Zai Lab. The revenue related to clinical supply is recorded under line item “Collaboration revenue”. The revenue related to commercial supply is recorded under line item “Product net sales” in the Consolidated Statements of Profit or Loss. The income related to royalties or sales-
based milestones on sales made in China is recorded under line item “Collaboration revenue”.
Research and Development Expenses
Research and development expenses consist principally of:
•external research and development expenses related to (i) chemistry, manufacturing and control costs for our product candidates, both for preclinical and clinical testing, all of which is conducted by specialized contract manufacturers,
(ii) fees and other costs paid to CROs in connection with preclinical testing and the performance of clinical trials for our product candidates, (iii) costs associated with regulatory submissions and approvals, QA and pharmacovigilance and (iv) costs associated with post-approval clinical trials;
•personnel expenses related to compensation of research and development staff and related expenses, including salaries, benefits and share‑based payment expenses;
•Business Information Systems (BIS) related expenses; and

•other expenses.
Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including the timing of the initiation of clinical trials, material used in R&D phase and enrollment of patients in clinical trials. Research and development expenses are expected to increase as we advance the clinical development of efgartigimod, empasiprubart ARGX-119 and further advance the research and development of our other early-stage pipeline candidates. The successful development of our product candidates is highly uncertain.
At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, as further described in “Item 3.D. — Risk Factors”.
Selling, General and Administrative Expenses
Selling, general and administrative expenses consist primarily of:
•personnel expenses related to compensation of commercial and enabling staff and related expenses, including salaries, benefits and share‑based payment expenses;
•professional fees related to commercial and enabling functions;
•Board of Directors expenses consisting of directors’ fees, travel expenses and share-based compensation for non-
executive board members;
•marketing and promotional activities related to the global commercialization of VYVGART and VYVGART SC for the treatment of gMG, CIDP and ITP (in Japan); and
•other Selling, general and administrative expenses, including leasing costs, office expenses and travel costs.
We expect our general and administrative expenses to increase as we continue to support our growth. Such costs include increases in our personnel, additional BIS-related expenses, and expenses and costs associated with compliance with the regulations governing public companies. We expect our selling and marketing expenses to increase due to marketing and promotional activities with respect to the ongoing commercial launch of VYVGART, VYVGART SC and preparation of commercial launch of our other product candidates.
Financial Income (Expense)
Financial income mainly reflects interest earned on our cash and cash equivalents and current financial assets and net gains on our cash and cash equivalents and current financial assets held at fair value through profit or loss. Financial expense corresponds mainly to interest expenses arising from lease liabilities.
Exchange Gains (Losses)
Our exchange gains (losses) relate to (i) our transactions denominated in foreign currencies, mainly in euro, and which generate exchange gains or losses and (ii) the translation at the reporting date of assets and liabilities denominated in foreign currencies into USD, which is our functional and presentation currency. For more information on currency exchange fluctuations on our business, please see “Note 25 — Financial Risk Management — Foreign exchange risk’’ in our consolidated financial statements which are appended to our Annual Report for the period ended December 31,
2024. We have no derivative financial instruments to hedge interest rate and foreign currency risk.
Income Tax Benefit (Expense)
For the year ended December 31, 2024 the Company recognized its Belgian based deferred tax assets. For more information on income taxes and deferred taxes, please see “Note 23 — Income taxes” in our consolidated financial statements which are appended to our Annual Report for the period ended December 31, 2024 and which are incorporated herein by reference.

Results of Operations
Comparison of Years Ended December 31, 2024 and 2023

	Year Ended December 31,
(in thousands of $ except for shares and EPS)	2024	2023	% Change
Product net sales	$2,185,883	$1,190,783	84%
Collaboration revenue	4,348	35,533	(88)%
Other operating income	61,808	42,278	46%
Total operating income	2,252,039	1,268,594	78%
Cost of sales	(227,289)	(117,835)	93%
Research and development expenses	(983,423)	(859,492)	14%
Selling, general and administrative expenses	(1,055,337)	(711,905)	48%
Loss from investment in a joint venture	(7,644)	(4,411)	73%
Total operating expenses	(2,273,693)	(1,693,643)	34%
Operating loss	(21,654)	(425,049)	(95)%
Financial income	157,509	107,386	47%
Financial expense	(2,464)	(906)	172%
Exchange (losses)/gains	(48,211)	14,073	(443)%
Profit/(Loss) for the year before taxes	$85,180	$(304,496)	128%
Income tax benefit	747,860	9,443	7819%
Profit/(Loss) for the year	$833,040	$(295,053)	382%
Weighted average number of shares outstanding	59,855,585	57,169,253
Weighted average number of shares for purpose of diluted profit/ (loss) per share	65,177,815	57,169,253
Basic profit/(loss) per share (in $)	13.92	(5.16)
Diluted profit/(loss) per share (in $)	12.78	(5.16)
Product net sales

	Year Ended December 31,
(in thousands of $)	2024	2023
United States	$1,895,919	$1,046,592
Japan	89,389	56,432
China	39,177	14,907
Rest of the World	161,398	72,852
Total product net sales	$2,185,883	$1,190,783
Our product net sales have increased in the U.S. and other countries as the Company continues to execute on the global commercialization of VYVGART and VYVGART SC and obtain further approvals worldwide.

Collaboration Revenue

	Year Ended December 31,
(in thousands of $)	2024	2023	% Change
AbbVie	$—	$30,000	(100)%
Zai Lab	4,348	5,533	(21)%
Total collaboration revenue	$4,348	$35,533	(88)%
Our collaboration revenue decreased by $31 million to $4 million for the year ended December 31, 2024, compared to
$36 million for the year ended December 31, 2023. The collaboration revenue recognized in the year ended
December 31, 2024 was mainly the result of the clinical supply of product and royalties on product net sales of
VYVGART in Greater China through Zai Lab.
Other Operating Income

	Year Ended December 31,
(in thousands of $)	2024	2023	% Change
Research and development incentives	$46,106	$27,815	66%
Payroll tax rebates	11,855	11,925	(1)%
Grants	13	2,538	(99)%
Change in fair value on non-current financial assets	3,834	—	100%
Total other operating income	$61,808	$42,278	46%
Other operating income increased by $20 million to $62 million for the year ended December 31, 2024, compared to
$42 million for the year ended December 31, 2023. The $20 million increase was primarily driven by:
•the increase in research and development incentives due to a Belgian research and development tax incentive scheme, as a result of the overall increased research and development costs incurred;
•the increase in payroll tax rebates for the year ended December 31, 2024, as a result of higher research and development personnel expenses eligible for rebates for the year ended December 31, 2024
•an increase of $4 million due to the change in fair value on our profit share in AgomAb for the year ended
December 31, 2024.
For more information regarding governmental policies that could affect our operations, see “Item 4.B. — Business
Overview” and “Healthcare Law and Regulation”.

Research and Development Expenses

	Year Ended December 31,
(in thousands of $)	2024	2023	% Change
External research and development expenses	$605,082	$483,192	25%
Personnel expenses	310,992	226,344	37%
BIS expenses	34,012	19,935	71%
Materials and consumables	5,863	4,057	45%
Depreciation and amortization	6,204	105,546	(94)%
Other expenses	21,270	20,418	4%
Total Research and development expenses	$983,423	$859,492	14%
Our research and development expenses totaled $983 million and $859 million for the years ended December 31, 2024 and 2023, respectively. The increase of$124 million in 2024 as compared to 2023 is primarily driven by Personnel expenses and External research and development expenses. This is offset by the decrease in Depreciation and amortization resulting from the use of a Priority Review Voucher (PRV) for priority review by the FDA of its
VYVGART HYTRULO for use in CIDP in 2023.
Personnel expenses relate to internal and external R&D personnel. The expenses also include share-based compensation expenses related to the grant of stock options and RSUs to our research and development employees. We employed on average 805 full-time equivalents in our research and development functions in the year ended December 31, 2024, compared to 607 in the year ended December 31, 2023.
Our external research and development expenses for the year ended December 31, 2024 totaled to $605 million, compared to $483 million for the year ended December 31, 2023. The expenses reflect clinical trial costs and manufacturing expenses related to the development of our product candidate portfolio. The table below provides additional detail on our external research and development expenses by program:

	Year Ended December 31,
(in thousands of $)	2024	2023	% Change
efgartigimod	$405,347	$361,676	12%
empasiprubart	86,254	47,636	81%
ARGX-119	26,098	13,731	90%
cusatuzumab	10,856	14,298	(24)%
Other programs	76,527	45,851	67%
Total	$605,082	$483,192	25%
External research and development expenses for our lead product efgartigimod totaled $405 million for the year ended
December 31, 2024, compared to $362 million for the year ended December 31, 2023 relating to the efforts in evaluating in more than 15 severe autoimmune diseases including MG, CIDP and ITP.
External research and development expenses for empasiprubart totaled $86 million for the year ended December 31,
2024 compared to $48 million for the year ended December 31, 2023. This increase of $39 million was due to the ramp-
up of Phase 2 clinical trials in MMN, DGF, DM and CIDP.
External research and development expenses for ARGX-119 increased by $12 million to $26 million for the year ended
December 31, 2024 as we continue to invest in proof-of-concept studies ongoing in ALS and CMS.
Our investments in other programs have increased by $31 million with four new pipeline candidate nominations to IIP alongside our continued Discovery programs.

Selling, general and administrative Expenses

	Year Ended December 31,
(in thousands of $)	2024	2023	% Change
Personnel expenses	$424,916	$303,033	40%
Marketing services	306,987	202,146	52%
Professional fees	170,215	108,820	56%
BIS expenses	27,295	20,408	34%
Facilities and occupancy expenses	20,888	11,264	85%
Supervisory board	9,724	8,362	16%
Depreciation and amortization	3,149	2,366	33%
Other expenses	92,163	55,506	66%
Total Selling, general and administrative expenses	$1,055,337	$711,905	48%
The increase in our Selling, general and administrative expenses for the year ended December 31, 2024 was principally resulting from:
•increased professional and marketing fees, including promotional and marketing costs primarily due to the scaling of our commercial operations relating to VYVGART and VYVGART SC;
•increased costs of personnel expenses is related to planned increase in the headcount of our Selling, general and administrative employees recruited to strengthen our enabling functions and the scaling of our commercial operations relating to VYVGART and VYVGART SC; and
•continued investment in our IT infrastructure.
We employed on average 835 full-time equivalents in our selling, general and administrative functions in the year ended
December 31, 2024, compared to 681 in the year ended December 31, 2023.
Financial Income and (Expense)
For the year ended December 31, 2024, financial income amounted to $158 million compared to $107 million for the year ended December 31, 2023. The increase of $50 million in 2024 related primarily to the capital increase of our financial assets.
Exchange Gains (Losses)
Exchange losses totaled $48 million for the year ended December 31, 2024, compared to exchange gains of $14 million for the year ended December 31, 2023. The losses were mainly attributable to unrealized exchange rate losses on the cash and cash equivalents, in addition to current financial assets position in euro during the year ended December 31,
2024.

B.       LIQUIDITY AND CAPITAL RESOURCES
Sources of Funds
The table below sets forth our capitalization as of December 31, 2024 on an actual basis based on the information available in our Consolidated Financial Statements:

(in thousands of $)	As of December 31, 2024
Shareholder equity	$5,498,283
Share capital	7,227
Share premium	5,948,916
Legal reserve(s) 1)	126,832
Retained earnings	(1,571,804)
Other reserves	987,112
Total	$5,498,283
1)Legal reserves are the amount of translation differences.
Since our inception in 2008, we have invested most of our resources in developing our product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing general and administrative support for these operations. December 31, 2023To date, we have funded our operations through public and private placements of equity securities, upfront, milestone and expense reimbursement payments received from our collaborators, funding from governmental bodies, proceeds from exercise of employee stock options and interest income from the investment of our cash and cash equivalents, in addition to current financial assets. Through
December 31, 2024, we have raised gross proceeds of $5.9 billion from private and public offerings of equity securities.
We currently have two products approved by the FDA, VYVGART and VYVGART SC; therefore, our commercial operations have also started to contribute to the funding of our operations. We have made product net sales of
$2.2 billion during the twelve months ended December 31, 2024.
As we continue to invest in innovation and the our cash flows may fluctuate, are difficult to forecast and will depend on many factors.
We have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than leases and commitments as part of our operations, which are detailed in
“Note 28 — Commitments” in our consolidated financial statements which are appended to our Annual Report for the period ended December 31, 2024 and which are incorporated herein by reference.
For more information as to the risks associated with our future funding needs, see “Item 3.D. — Risk Factors — Risk
Factors Related to argenx’s Financial Position and Need for Additional Capital”.
For more information as to our financial instruments, please see “Note 25 — Financial Risk Management” in our consolidated financial statements which are appended to our Annual Report for the period ended December 31, 2024 and which are incorporated herein by reference.

Cash Flows
Comparison for the Years Ended December 31, 2024 and 2023
The table below summarizes our cash flows for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
(in thousands of $)	2024	2023	Variance
Cash and cash equivalents at the beginning of the year	$2,048,844	$800,740	$1,248,104
Net cash flows used in operating activities	(82,747)	(420,327)	337,580
Net cash flows from/(used in) investing activities	(717,594)	308,210	(1,025,804)
Net cash flows from financing activities	279,759	1,336,727	(1,056,968)
Exchange gains/(losses) on cash and cash equivalents	(28,326)	23,494	(51,820)
Cash and cash equivalents at the end of the year	$1,499,936	$2,048,844	$(548,908)
As of December 31, 2024, the Company had $1.5 billion of cash and cash equivalents compared to $2.0 billion as of
December 31, 2023. For more information, please see “Note 11 — Cash and Cash Equivalents” in our consolidated financial statements which are appended to our Annual Report for the period ended December 31, 2024 and which are incorporated herein by reference.
Net Cash Used in Operating Activities
Net cash outflow used in our operating activities decreased by $338 million to a net outflow of $83 million for the year ended December 31, 2024, compared to a net outflow of $420 million for the year ended December 31, 2023.
The decrease in net cash used in operating activities results primarily from an increase in product net sales of
VYVGART and VYVGART SC, partly offset by:
(i)the increase in research and development expenses incurred in relation to the manufacturing and clinical development activities of efgartigimod and the advancement of other clinical, preclinical and discovery-stage product candidates;
(ii)the increase in personnel expenses, marketing expenses and consulting expenses incurred for the commercial growth of VYVGART and VYVGART SC; and
(iii)the further increase in working capital as a result of our inventory levels, including prepaid inventory
Net Cash Used in/from Investing Activities
Investing activities for the year ended December 31, 2024, consist primarily of the net movements in current financial assets of $754 million, and interests received, partly offset by payments related to regulatory and sales based milestones to Halozyme and investment in OncoVerity, resulting in a cash outflow of $718 million.
Investing activities for the year ended December 31, 2023, consist primarily of net movements in current financial assets of $272 million, and purchase of a priority review voucher for $102 million, partly offset by payments related to regulatory and sales based milestones to Halozyme and investment in OncoVerity, resulting in a cash inflow of
$308 million.
Net Cash Provided by Financing Activities
The net cash inflow from financing activities was $280 million for the year ended December 31, 2024, compared to a net cash inflow of $1.3 billion for the year ended December 31, 2023. The net cash inflows were mainly attributed to proceeds received from the exercise of stock options in 2024 as compared to inflows from issuance of new shares in
2023.

Operating and Capital Expenditure Requirements
We have achieved after-tax profitability as of December 31, 2024, mainly resulting from the recognition of deferred tax assets held by argenx BV, a subsidiary of the Company. As of the year ended December 31, 2024, we had accumulated losses of $1.6 billion. Our losses resulted principally from costs incurred in research and development, preclinical testing and clinical development of our research programs, and from selling, general and administrative costs associated with commercial expansion.
We anticipate that our operating expenses will increase as we intend to continue to conduct research and development and continue our efforts to expand our sales, marketing and distribution infrastructure. Although we have generated product net sales of $2.2 billion from global product net sales of VYVGART and VYVGART SC for the treatment of
gMG and CIDP for the year ended December 31, 2024, which supports our current profitability, we can provide no assurances that we will be able to be profitable or sustain net profitability in the future based on these indications alone or that we will be able to receive regulatory approval of and commercialize VYVGART and VYVGART SC in other indications or in other countries.
On the basis of current assumptions, we expect that our existing cash and cash equivalents and current financial assets will enable us to fund our operating expenses and capital expenditure requirements through at least the next twelve months. Due to the numerous risks and uncertainties associated with the development and commercialization of efgartigimod and our other product candidates and discovery stage programs and because the extent to which we may enter into collaborations with third parties for the development of these product candidates is unknown, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our future capital requirements for efgartigimod and our other product candidates and discovery stage programs will depend on many factors, including:
•the progress, timing and completion of preclinical testing and clinical trials for our current or any future product candidates;
•the number of potential new product candidates we identify and decide to develop;
•the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of our product candidates;
•selling and marketing activities undertaken in connection with the commercialization of VYVGART, VYVGART SC or potential commercialization of any of our current or any future product candidates, if approved, and costs involved in the creation of an effective sales and marketing organization;
•manufacturing activities undertaken for VYVGART, VYVGART SC and potential commercialization of any of our current or any future product candidates, if approved, and costs involved in the creation of an effective supply chain;
•the costs involved in growing our organization to the size needed to allow for the research, development and potential commercialization of our current or any future product candidates;
•the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;
•the maintenance of our existing collaboration agreements and entry into new collaboration agreements; and
•developments related to the global economic uncertainties and political instability.
For more information as to the risks associated with our future funding needs, see “Item 3.D. — Risk Factors — Risk
Factors — Risk Factors Related to argenx’s Financial Position and Need for Additional Capital".
Cash Investment Policy
The Company has adopted a policy whereby cash and cash equivalents and current financial assets are invested with several highly reputable banks and financial institutions. The main purpose of the Cash Investment Policy is to preserve the available cash and to ensure sufficient short-term liquidity at all times. Therefore, the Company holds its cash, cash equivalents and current financial assets mainly with banks which are independently rated A- or higher. Amounts of cash held with banks rated lower than A- are limited to insignificant balances. The maximum amount and tenor of time deposits depends on the rating of the counterparty bank. The Company also holds cash equivalents in the form of money market funds with a low historical volatility. These money market funds are highly liquid investments and can be readily convertible into a known amount of cash. The Company has adopted a policy whereby money market funds must have a minimum rating of A of which 95% should have a AAA-rating.
For more information as to our treasury policy and liquidity, please see “Note 25 — Financial Risk Management” in our consolidated financial statements which are appended to our Annual Report for the period ended December 31, 2024 and which are incorporated herein by reference.
Working capital statement
As of December 31, 2024, the Company had $1.5 billion of cash and cash equivalents and $1.9 billion of current financial assets, while the shareholder equity amounted to $5.5 billion and the non-current and current Lease liabilities to
$33 million and $7 million, respectively.
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
C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
For a discussion of our research and development policies, see the “Item 4 — Information on the Company” and “Item
5 — Operating and Financial Review and Prospects” within Section 5.
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
There has been no significant change in the financial performance or the financial position of the Group since the balance sheet date of December 31, 2024.
For more information, please refer to “Item 4.B — Business Overview”, “Item 5.A. — Operating Results”, “Item 5.B. —
Liquidity and Capital Resources” and “Note 28 — Commitments’’ in our consolidated financial statements which are appended to our Annual Report for the period ended December 31, 2024 and which are incorporated herein by reference.
E.       CRITICAL ACCOUNTING ESTIMATES
See “Note 3 — Critical accounting judgments and major sources of estimation uncertainty’’ in our consolidated financial statements which are appended to our Annual Report for the period ended December 31, 2024 and which are incorporated herein by reference.

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.       DIRECTORS AND SENIOR MANAGEMENT
Our Board of Directors
As at December 31, 2024, we have a one-tier board structure consisting of 1 Executive Director and 9 Non-Executive
Directors, and a Senior Management Team responsible for the day-to-day operations.
Our Board of Directors had 5 formal meetings in the course of 2024.The meetings were held in the months February,
May, July, October and December. The committees of the Board of Directors also convened regularly and at least once per quarter.. (Refer to “Item 6.C. — Board Practices — Report Audit and Compliance Committee”, Item 6.C. — Board
Practices — Report Audit and Compliance Committee”, “Item 6.C. — Board Practices — Report Audit and Compliance
Committee”, and “Item 6.C. — Board Practices—Report Audit and Compliance Committee”)” below for the separate reports of the committees.
All Board of Director meetings and 16 out of 19 formal committee meetings were also attended by Mr. Van
Hauwermeiren, as executive director. In addition, several members of the Senior Management Team were invited to discuss specific items included on the Board of Director and committee meetings’ agendas (please refer to “Item 6.A. —
Directors and Senior Management — Attendance Record Board of Director Meetings”).
Set out below is a summary of certain provisions of Dutch corporate law as of the date of this Annual Report, as well as a summary of relevant information concerning our Board of Directors and certain provisions of our Articles of
Association and the Board By-Laws.
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
The following table sets forth certain information with respect to the current members of our Board of Directors, including their ages as of December 31, 2024:

Name	Age	Position	Nationality	Date of Initial Appointment	Date of last (re-) Appointment	Term expiration
Tim Van Hauwermeiren	52	CEO and executive director	Belgium	July 15, 2008	May 10, 2022	2026
Mr. Peter Verhaeghe	66	Non-Executive Director (chairperson)	Belgium	October 15, 2008	May 7, 2024	2026
Mr. Steve Krognes	56	Non-Executive Director	U.S. and Norway	February 27, 2023	February 27, 2023	2027
Dr. Donald deBethizy	74	Non-Executive Director (vice- chairperson)	U.S.	May 13, 2015	May 2, 2023	2025 1)
Dr. Pamela Klein	63	Non-Executive Director	U.S.	April 28, 2016	May 7, 2024	2026
Anthony Rosenberg	71	Non-Executive Director	UK	April 26, 2017	May 11, 2021	2025
James Daly	63	Non-Executive Director	U.S.	May 8, 2018	May 10, 2022	2026
Camilla Sylvest	52	Non-executive director	Denmark	September 8, 2022	September 8, 2022	2026
Dr. Ana Cespedes	51	Non-executive director	Spain	December 12, 2022	December 12, 2022	2026
Dr. Brian Kotzin	76	Non-Executive Director	U.S.	May 7, 2024	May 7, 2024	2028

1)On February 27, 2025, it was announced that Donald deBethizy will retire from the Board of Directors after the 2025 General Meeting. Anthony Rosenberg will succeed as the vice-chairperson of the
Board of Directors.
Mr. Peter Verhaeghe
Peter Verhaeghe has served as a member and chairperson of the board of arGEN-X B.V. since October 2008 and as Non-
Executive Director on our Board of Directors since July 2014.
Mr. Verhaeghe is the managing partner of VVGB Advocaten-Avocats, a corporate finance law and tax law firm, a position he has held since July 1999. He is currently lead counsel to a number of Belgian, Dutch, French, U.S. and Swiss life sciences companies. Mr. Verhaeghe has served on the boards of directors of Participatiemaatschappij Vlaanderen
NV since May 2018 and miDiagnostics NV since April 2020. He has also served as chairman of the board of Haretis SA
(Luxembourg) since March 2011 and as chairman of the LP & advisory committee of Bioqube Factory Fund I NV since
September 2020. Mr. Verhaeghe previously served as a member of the board of directors of CzechPak Manufacturing
s.r.o., Innogenetics NV (now Fujirebio Europe N.V.), Tibotec-Virco NV, and Biocartis SA. He was also the president of the board of directors of Merisant France SAS, a member of the management board of Merisant Company 2 S.à. rl., and chairman of the board of directors of PharmaNeuroBoost NV.
Mr. Steve Krognes
Steve Krognes has served as a member of our Board of Directors and as a chairperson of our Audit and Compliance
Committee since February 2023.
Mr. Krognes also serves on the boards of directors of Guardant Health, Inc., Denali Therapeutics, Inc., and Pliant
Therapeutics, Inc. In September 2023, he also was appointed to the board of directors of ClayvstBio. He previously served on the boards of directors of RLS Global AB and Corvus Pharmaceuticals, Inc. and Gritstone Bio, Inc. Mr.
Krognes was the chief financial officer of Denali Therapeutics, Inc. from 2015 until retiring from that position in April
2022. Mr. Krognes led successful financings for Denali Therapeutics, Inc., including its initial public offering in 2017, and contributed significantly to the company’s strategy, growth and strong financial position. His extensive leadership experience in the biotech and pharmaceutical industries includes 12 years in total at Roche and Genentech, Inc., during which Mr. Krognes served as chief financial officer of Genentech, Inc. for six years and global head of Roche’s mergers
& acquisition team for six years. He also chaired the Genentech Access to Care Foundation and represented Genentech on the board and executive committee of the California Life Science Association. Before that, Mr. Krognes worked as an investment banker at Goldman Sachs, as a management consultant at McKinsey & Company, and as a venture capitalist in Scandinavia.
Dr. Donald deBethizy
Donald deBethizy has served as a member of our Board of Directors since May 2015.
Dr. deBethizy has 30 years of experience in research and development, as well as financial, business and operating management, and board work in the biotechnology and consumer products industries.
He is the president of White City Consulting ApS, also known as Custom Coaching) a consulting company that specializes in advising technology-focused companies. Dr. deBethizy currently serves on the boards of directors of
Lophora ApS and Proterris, Inc. and as a board advisor for Cereno Scientific AB.
Previously, Dr. deBethizy served as president and CEO of Santaris Pharma A/S until October 2014, when the company was sold to Roche. From March 1997 to June 2012, Dr. deBethizy was co-founder and CEO of Targacept, Inc., a U.S.
biotechnology company listed on Nasdaq. From June 2012 to May 2013, he was special advisor to the chairman of
Targacept, Inc.’s board of directors. From May 2013 to November 2014, Dr. deBethizy served as executive chairman of
Contera Pharma ApS until it was sold to Bukwang Pharma, and from July 2015 to November 2017, he served as chairman of Rigontec GmbH until it was sold to Merck Inc. He previously served as chairman of the boards of directors of Albumedix Ltd (sold to Sartorius AG in September 2022), Saniona AB, and TME Pharma NV and AG. Dr. deBethizy
was also a member of the boards of directors of Asceneuron SA, Serendex Pharmaceuticals A/S, Enbiotix Inc., Ligocyte
Pharmaceuticals until it was sold to Takeda Pharmaceutical Co Ltd, Biosource Inc., and NOXXON Pharma N.V. Dr.
deBethizy has held adjunct appointments at Wake Forest University Babcock School of Management, Wake Forest
University School of Medicine, and Duke University.
Dr. Pamela Klein
Pamela Klein has served as a member of our Board of Directors since April 2016.

Since 2008, Dr. Klein has been a principal and founder of PMK BioResearch, a company offering strategic consulting in oncology drug development to corporate boards, management teams and the investment community. She has also been a venture partner in Ysios Capital Partners, SGIEC, S.A.U. since 2023. She currently serves as a member of the board of directors of several companies including Shasqi and Patrys Ltd; as well as various scientific advisor boards. In 2023, Dr.
Klein also joined the boards of directors of Frontier Medicines Corp, Ona Therapeutics SL, and Sardona Therapeutics,
Inc. Previously, Dr. Klein served on the board of directors of Sardona Therapeutics, Inc., F-Star Therapeutics, Inc. until
March 2023, Jiya Acquisition Corp, and Spring Bank Pharmaceuticals, Inc. until its merger with F-Star Therapeutics in
July 2020. Dr. Klein previously spent seven years at the National Cancer Institute as research director of the NCI-Navy
Breast Center, after which she joined Genentech as vice president of development until 2001. She also served as chief medical officer for Intellikine, Inc., which was acquired by Takeda American Holdings.
Anthony Rosenberg
Anthony Rosenberg has served as a member of our Board of Directors since April 2017.
He currently serves as chief executive officer of TR Advisory Services GmbH, his own consultancy firm advising on business development, licensing, and mergers and acquisitions. Mr. Rosenberg also currently serves as chairman of the boards of directors of NUCLIDIUM AG, Oculis SA and Cullinan Therapeutics Inc. Previously Mr. Rosenberg held the positions of Managing Director at MPM Capital, a venture capital firm (2015 until 2020); head of M&A and Licensing of Novartis International (2013 to 2015); and head of business development and licensing at Novartis Pharma (2005 to
2012). Mr. Rosenberg also previously served on the boards of directors of SiO2 Material Science (until March 2023),
Radius Health Inc., TriNetX, Inc., iOmx Therapeutics AG, and Clinical Ink, Inc.
James Daly
James Daly has served as a member of our Board of Directors since May 2018. Mr. Daly currently also serves as a director of Acadia Pharmaceuticals, Inc. and Madrigal Pharmaceuticals, Inc. He was formerly a member of the board of
Halozyme, Bellicum Pharmaceuticals, Inc. and Chimerix, Inc.
In 1985, he joined GlaxoSmithKline where he held various positions, including senior vice president of the respiratory division with full responsibility for sales, marketing and medical affairs. Mr. Daly moved to Amgen Inc. in 2001 where he was senior vice president for the North America commercial operations until 2011. In 2012, he joined Incyte Corp, a publicly-traded company focused on oncology and inflammation, where he was chief commercial officer until June
2015.
Camilla Sylvest
Camilla Sylvest has served as a member of our Board of Directors since September 2022. Ms. Sylvest currently serves as the executive vice president of commercial strategy and corporate affairs of Novo Nordisk A/S.
Ms. Sylvest has more than 28 years of working experience within Novo Nordisk A/S and was based in Switzerland,
Denmark, Germany, Malaysia, and Mainland China. Over the years, Ms. Sylvest has headed up Novo Nordisk A/S affiliates of growing size and complexity in Europe. She was also corporate vice president of the business area Oceania and Southeast Asia and senior vice president and general manager of the Novo Nordisk A/S region of Mainland China.
Ms. Sylvest also serves as a member of the board of Danish Crown A/S.
Dr. Ana Cespedes
Ana Cespedes has served as a member of our Board of Directors since December 2022. Dr. Cespedes is currently the chief operating officer of the International AIDS Vaccine Initiative, a global organization dedicated to developing accessible vaccines and antibodies for infectious diseases. She will resign from the International AIDS Vaccine Initiative as of the end of March 2025 and she will become the chief executive officer of Vitamin Angels at the end of March
2025.
Prior to joining the International AIDS Vaccine Initiative, Dr. Cespedes held several roles at Merck KGaA, most recently serving as global head of strategy and engagement, government, and public affairs. She founded and led the global market access and pricing function for the company and worked with stakeholders to communicate the clinical, economic, and societal value of innovative medicines. Prior to that, Dr. Cespedes led the first integrated corporate affairs group at Serono Iberia and Merck Spain, was managing director of the Spanish branch of the company’s nonprofit organization, and worked as a senior consultant at Arthur Andersen. Dr. Cespedes is a founding member of the National
Congress of Corporate Affairs in Spain, the London School of Economics Market Access Academy, and the Cooperation
for Oncology Data. She is also the founder of Living Mindfulness S.L. Dr. Cespedes is also a member of the steering committee of ProPatiens Institute.

Dr. Brian Kotzin
Brian Kotzin has served as a member of our Board of Directors and as a chairperson of our research and development committee since May 7, 2024.
He is a former member of the board of directors at Vera Therapeutics, Inc., Rigel Pharmaceuticals, Inc. and Kyverna
Therapeutics, Inc. He served as Senior Vice President for Nektar Therapeutics, Inc. from April 2017 to June 2023, and has held various leadership positions at Nektar Therapeutics, Inc., including serving as Chief Medical Officer and Head of Clinical Development from January 2021 to September 2021 and again from May 2022 to June 2023. He currently is the interim chief medical officer at Nektar Therapeutics, Inc. From 2004 to 2015, Dr. Kotzin was Vice President, Global
and Clinical Development and Head, Inflammation Therapeutic Area at Amgen Inc., directing the global development efforts for product candidates in the inflammation area. During his employment at Amgen Inc, he also served as Vice
President of Translational Sciences and Head of Medical Sciences from 2006 to 2011. Prior to entering the life sciences industry, Dr. Kotzin held several positions as a professor at the University of Colorado Health Sciences Center, where his research focused on immunopathogenesis of inflammatory diseases. He has also held leadership roles at several national organizations, including as a member of the American College of Rheumatology (ACR) Board of Directors,
Member and Chairperson of the NIH Immunological Sciences Study Section, Chairperson of the NIH Autoimmunity
Centers of Excellence, and Member of the Board of Directors for the Federation of Clinical Immunology Societies.
Attendance Record Board of Director Meetings
In 2024, 5 Board of Directors meetings were held. The meeting attendance rate for our directors is set out in the table below.

Name	Number of meetings attended in 2024 since appointment (and up to resignation, as applicable)	Attendance %
Mr. Peter Verhaeghe (chairperson)	5	100%
Tim Van Hauwermeiren	5	100%
Mr. Steve Krognes	5	100%
Dr. Donald deBethizy (vice-chairperson)	5	100%
Dr. Pamela Klein	5	100%
Anthony Rosenberg	5	100%
James Daly	5	100%
Camilla Sylvest	5	100%
Dr. Ana Cespedes	5	100%
Dr. Brian Kotzin 1)	4	100%
1)Dr. Brian Kotzin was appointed to the Board of Directors as of May 7, 2024.
In 2024, all of the 5 Board of Directors meetings with solely the Non-Executive Directors being present were held as closed sessions at the beginning or the end of other meetings. These meetings were attended by all Non-Executive
Directors appointed at such time.

Name	Number of meetings attended in 2024 since appointment	Attendance %
Mr. Peter Verhaeghe (chairperson)	5	100%
Dr. Donald deBethizy (vice-chairperson)	5	100%
Dr. Pamela Klein	5	100%
Anthony Rosenberg	5	100%
James Daly	5	100%
Camilla Sylvest	5	100%
Dr. Ana Cespedes	5	100%
Dr. Brian Kotzin 1)	4	100%
1)Dr. Brian Kotzin was appointed to the Board of Directors as of May 7, 2024.
Activities
The agenda for the Board of Directors centers around the key business objectives for long-term value creation and the key risks involved, as well as the manner in which the Senior Management Team implements our strategy including our research and development pipeline and the commercialization of our products, our culture to ensure proper monitoring by the Non-Executive Directors, our financial position as well as the results of our subsidiaries, significant investment proposals, yearly budgets, the internal risk management and control system, talent development, succession planning and remuneration and appointment matters.
In 2024, the Board of Directors primarily discussed the Company's innovation mission and objectives and reviewed the scientific pipeline and regulatory developments for all product candidates, ensuring the required progression thereof. The
Board of Directors furthermore reviewed and discussed the commercialization strategies and opportunities, contributing to our successful product launches and sales ramp-up. The Board of Directors also spent a significant amount of time on talent development and succession planning, both for the senior leaders within the Company (within and beyond the
Senior Management Team) and the Board of Directors. This lead to the appointment of Dr. Brian Kotzin as a Non-
Executive Director and chairperson of the research and development committee and the renewal of the appointment of
Dr. Pamela Klein and Mr. Peter Verhaeghe as Non-Executive Directors and Mr. Peter Verhaeghe's reappointment as chairperson of the Board of Directors. A lot of time was also spent discussing and evaluating the Company's rapid growth and how to maintain our unique company culture through these periods of growth. Finally, the Board of
Directors spent time discussing our ESG journey and shareholder feedback on say-on-pay and how to address that.
Our Senior Management
The following table sets forth certain information with respect to the members of our Senior Management Team, including their ages, as of December 31, 2024:

Name	Age	Position	Nationality	Date of Initial Appointment
Tim Van Hauwermeiren	52	CEO and Executive Director	Belgium	July 15, 2008
Karen Massey	46	COO	Australia	March 13, 2023
Karl Gubitz	55	CFO	South Africa	June 1, 2021
Dr. Peter Ulrichts	45	Chief Scientific Officer	Belgium	January 1, 2023
Malini Moorthy	55	General Counsel	Canada	February 14, 2022
Arjen Lemmen	40	Vice-President Corporate Development & Strategy	The Netherlands	May 1, 2016
Andria Wilk	52	Global Head of Quality	UK	January 13, 2020
Dr. Luc Truyen	60	Chief Medical Officer	Belgium	April 1, 2022
Tim Van Hauwermeiren
Tim Van Hauwermeiren co-founded our Company in 2008 and has served as our CEO since July 2008. He has served as a member of our Board of Directors since July 2014.

Mr. Van Hauwermeiren has almost 30 years of general management and business development experience across the life sciences and consumer goods sectors. He also serves on the boards of directors of iTeos Therapeutics, Inc. and Lexeo
Therapeutics, Inc.
Karen Massey
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
Dr. Luc Truyen
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
Andria Wilk
Andria Wilk joined argenx as global head of quality in January 2020. Ms. Wilk has more than 25 years of experience in quality assurance within the pharmaceutical industry. Most recently, Ms. Wilk served as senior director, head of medical, regulatory & clinical quality assurance at H Lundbeck A/S, where she managed the global medical, regulatory & clinical quality assurance group based in the EU, U.S., and Asia. In this role, she was responsible for the global audit programs and quality assurance support for all clinical trial and post-marketing activities and related computerized systems.
Prior to H Lundbeck A/S, she held various quality assurance positions of increasing responsibility within AstraZeneca plc, Takeda Global Research, Development Centre Europe, and Astellas Pharma Inc.
General Information About Our Directors and Senior Management
As of the date of this Annual Report (or in any period before), none of the members of our Board of Directors and senior management has or has had a family relationship with any other member of our Board of Directors or senior management, and there are no arrangements or understandings with major shareholders, customers, suppliers or others,pursuant to which any person referred to above was selected as a member of our Board of Directors or senior management. For further information regarding any arrangements pursuant to which our Board of Directors or senior management were appointed, see “Item 7.B. — Related Party Transactions — Agreements with Our Senior
Management”.
B.       COMPENSATION
Remuneration Report and Compensation Statement
Letter of the Chairperson of the Remuneration and Nomination Committee
Dear Stakeholders,
The Remuneration and Nomination Committee is pleased to present the 2024 remuneration report and compensation statement (the 2024 Remuneration Report). This report outlines the Remuneration and Nomination Committee’s role and activities over the past financial year and provides an outlook for 2025. It also explains the efforts made to continuously align our remuneration framework with the interests of the Board of Directors and those of our stakeholders, ensuring sustainable value creation as argenx evolves.
In line with our current remuneration policy, approved in 2021 (the 2021 Remuneration Policy), and in anticipation of the revised policy we are submitting for approval at the 2025 General Meeting (the Proposed 2025 Remuneration
Policy), this report highlights our commitment to a remuneration structure that fosters performance-based remuneration and transparency on targets and long-term alignment. Both policies are designed to ensure that the compensation of the
Board of Directors remains closely tied to the Company’s strategic goals and stakeholder interests.
The CEO’s remuneration, in particular, is structured to include a well-balanced mix of short-term and long-term incentives. This approach rewards not only immediate achievements, but also sustained progress in our business strategies, individual objectives, and key strategic non-financial metrics that we believe underpin our long-term mission and Vision 2030.
On behalf of the Board of Directors, I am pleased to provide insight into how the Company’s achievements and continued progress in 2024 have shaped the remuneration of our CEO, COO, and CFO (the Named Executive Officers or
NEOs), as well as our Non-Executive Directors.

This report details the implementation of the 2021 Remuneration Policy, prepared in accordance with the DCGC and the draft, non-binding disclosure guidelines of the European Commission. It reflects our commitment to transparency and alignment with best governance practices while ensuring that our remuneration framework supports the Company’s strategic objectives and long-term value creation.
Looking Back on 2024
In 2024, we conducted our annual comprehensive base pay review for our Named Executive Officers, to ensure our compensation framework remains competitive and aligned with industry benchmarks. Based on the recommendation of the Remuneration and Nomination Committee, the Board of Directors approved the following compensation changes:
•The CEO’s base pay increased by 15% to EUR 700,000 ($757,680). While the broader workforce has received progressive increases in line with Company guidelines over the past two years, the CEO’s base pay remained unchanged between 2022 and 2023, at his personal request. We believe that the approved base pay increase was necessary to maintain fairness, ensure market competitiveness, and recognize our CEO’s exceptional leadership in delivering sustained value to our shareholders. Even after this increase, the CEO’s base pay remains at the 27th percentile of our newly defined global peer group.
•The COO and CFO each received a 6% base pay increase, reflecting their critical roles and contributions to the
Company’s continued growth and success.
These adjustments reinforce our commitment to a balanced, performance-driven remuneration structure that supports long-term value creation while maintaining fairness and transparency.
Company Performance
As detailed in our Shareholder Letter, 2024 was a year marked by remarkable progress and significant achievements such as receiving regulatory approval in Japan for VYVGART for the treatment of adults with ITP and receiving FDA approval for VYVGART HYTRULO for the treatment of CIDP patients. Our Senior Management Team, including the
Named Executive Officers, navigated multiple hurdles while capitalizing on strategic opportunities. We established our
‘Vision 2030’, a long-term commitment to transforming the treatment of severe autoimmune diseases through innovative therapies such as VYVGART and VYVGART HYTRULO, empasiprubart, and our expanding pipeline of antibody-
based therapeutics. Over the past year, we have made substantial progress in our ambitious target to treat 50,000 patients globally, secure 10 labelled indications, and advance five pipeline candidates into Phase 3 development by 2030.
Notably, we reached over 10,000 gMG patients, expanded our global footprint with multiple approvals for gMG and
CIDP (approximately touching approximately1,000 patients), and initiated label-enabling studies that further our reach in the market.
We have also advanced several key assets:
•efgartigimod has progressed, with GO-decisions announced for SjD to enter into a Phase 3 clinical trial and for
Myositis to continue the Phase 3 clinical trial based on the Phase 2 data.
•empasiprubart has advanced into a Phase 3 clinical trial for MMN and a Phase 3 clinical trial for CIDP will commence in 1H 2025.
•ARGX-119 has entered proof-of-concept clinical trials in CMS and ALS.
•Four new INDs advancing into Phase 1 clinical trials, further underpinning our commitment to delivering immunology innovations.
Financially, our strong performance is reflected in reaching $2.2 billion in product net sales, an impressive increase from
$1.2 billion in 2023, along with significant advancements in our clinical pipeline, including 10 Phase 2 clinical trials and
10 Phase 3 clinical trials. These achievements have enabled us to meet or exceed all quantitative short-term incentive targets, while qualitative metrics relating to building a robust organization were also achieved.
Moreover, the Remuneration and Nomination Committee appreciates the strategic shift driven by our management’s focus on operational and commercial excellence. This focus has well positioned argenx among its peers to capitalize on emerging opportunities, particularly in light of the positive Phase 2 proof-of-concept data for empasiprubart, which has paved the way for its advancement into Phase 3 clinical trial for MMN (EMPASSION).
2021-2024 Performance and Long-Term Incentive Plan Outcome

As a shareholder, you will be pleased that in 2024, the Euronext Brussels share price rose by 74.7% from €343.50 per share on the last trading day of 2023 to €600.00 per share on December 31, 2024. In a three-year long-term incentive
(LTI) period between December 31, 2021 and December 31, 2024, the share price rose by approximately 90.3%, from
€315.30 to €600.00 per share.
Stakeholder Engagement and Looking Forward to 2025
Shareholders play a crucial role in our success by providing invaluable support and fostering strong partnerships that are essential to our growth. We deeply appreciate their continued commitment and strive to keep them well-informed, ensuring a lasting and productive relationship. In 2024 and 2025 to date, we have actively engaged with our investor community on several topics, including on the 2023 remuneration report (which led to a positive voting outcome of
58.6%), the proposed 2024 remuneration policy (which led to a voting outcome of 68.9% where a 75% majority was required) and the Proposed 2025 Remuneration Policy. In 2024, we held over 70 dedicated meetings with shareholders.
As at the date of this Annual Report, we have conducted more than 20 meetings in 2025. These discussions focused on key remuneration events and have been instrumental in driving continuous improvements in our remuneration practices.
Key points raised during these interactions include:
•We received concerns from stakeholders they were not able to determine if and how pay-for-performance was embedded in our remuneration. To address this feedback, this 2024 Remuneration Report includes enhanced disclosure on the 2024 performance targets and corresponding pay-out for the NEOs. We have also introduced prospective disclosure on the short-term incentive (STI) metrics set for 2025 and for the newly introduced performance share units (PSUs) against a threshold-target-maximum framework. In the Proposed 2025 Remuneration
Policy, we will commit to this enhanced prospective disclosure against a threshold-target-maximum framework going forward.
•Feedback indicated that at this stage in the evolution of the Company stock options could be perceived as performance-based incentives, potentially compromising the objectivity of our Non-Executive Directors. To respond to feedback from a number of stakeholders and upholding the highest standards of governance and independence, we decided to no longer grant stock options to Non-Executive Directors as from 2024. Instead, we transitioned to a remuneration structure based on fixed fees and non-performance-based equity compensation, namely RSUs. This new structure is aligned with best practices while maintaining fairness and transparency.
•Historically, stock price appreciation was considered an inherent performance target in stock option grants. However, in response to shareholder feedback, the Proposed 2025 Remuneration Policy introduces a more structured, performance-driven approach to LTI. Under the revised framework, stock options will be limited to a maximum of
50% of the Executive Director’s total LTI grant, while at minimum 50% will be allocated as PSUs, tied to predefined performance criteria beyond share price appreciation. To further reinforce this performance-based approach, RSUs have been eliminated, ensuring that the entire LTI is 100% ‘at-risk’. This fully aligns Executive Director rewards with long-term value creation and strategic objectives. This refined approach strengthens the link between Executive
Director compensation and sustained company performance while addressing shareholder concerns regarding performance measurement.
•Some stakeholders expressed concerns regarding the perceived lack of a cap on the LTI awards. In response, the
Proposed 2025 Remuneration Policy introduces a clearly defined cap on total awards as a multiple of base pay.
Notably, the Founder CEO has requested that his target and maximum LTI opportunities be set at 7x and 10x base pay, respectively. Future incoming Executive Directors will also be subject to capped LTI awards, ensuring consistency, transparency, and alignment with stakeholder expectations while maintaining a competitive and performance-driven compensation structure.
•Investor feedback prompted a revision of the vesting profile for stock option grants to enhance alignment with market best practices. In line with our peers, the Proposed 2025 Remuneration Policy introduces a three-year cliff vest for the
CEO’s stock option grants, replacing the previous monthly vesting schedule that began one year after the grant date.
Additionally, the newly introduced PSUs will also be subject to a three-year cliff vesting schedule, reinforcing a long-
term commitment to performance and shareholder value creation.
•Concerns were raised regarding the Board of Directors’ discretion in granting an additional $98,368 (25% of the target incentive) in 2023 to the CEO in recognition of the successful execution of the Company’s business plan.
While this discretionary adjustment was deemed appropriate in this instance due to the significant over achievement of business results, we acknowledge the importance of transparency and a more detailed disclosure of pay-for-
performance approach. In the event of any future discretionary adjustments will be accompanied by detailed disclosure of the performance targets and corresponding payouts to ensure clear alignment between compensation and measurable achievements.
More information on how we further specifically addressed stakeholder concerns, including from our latest engagement in
2025, will be included in the explanatory notes of the Proposed 2025 Remuneration Policy.
We will continue to engage actively with our key stakeholders and proxy advisors throughout 2025 and onwards, remaining available to address any questions or concerns regarding corporate governance and executive compensation.
Moreover, we foster an open dialogue within our organization, guided by our unified culture and core values of co-
creation, humility, excellence, empowerment and innovation. This underpins our vision for long-term value creation while balancing the interests of all stakeholders.
Based on ongoing conversations with our shareholders and the positive feedback received regarding the performance of our Named Executive Officers and the Company’s overall results, I am confident that our current and proposed remuneration policies effectively support argenx’s strategic and operational objectives.
On behalf of the Remuneration and Nomination Committee,
Dr. Donald deBethizy
Chairperson, Remuneration and Nomination Committee
Introduction
In compliance with article 2:135b of the Dutch Civil Code, the European Shareholder Rights Directive and the DCGC,
this 2024 Remuneration Report contains information on how we implemented our 2021 Remuneration Policy for the
Board of Directors in financial year 2024.
Remuneration in 2025
This 2024 Remuneration Report also provides early insight on remuneration that will be set in financial year 2025, for example with respect to benchmarking and peer group selection and prospectively regarding STI and LTI targets. This
2024 Remuneration Report also includes information on the Proposed 2025 Remuneration Policy, which will be submitted to the 2025 General Meeting for a binding vote and which will be available shortly after publication of this
Annual Report. Please refer to “Item 6.B — Compensation — Looking Forward” for more information.
Statement of voting at general meetings
The table below sets out the votes on the remuneration reports and compensation statement of the past years as well as the votes on the 2021 Remuneration Policy during the annual General Meeting held in 2021. This 2024 Remuneration
Report as well as the Proposed 2025 Remuneration Policy, which will be available shortly after this Annual Report, will be put to an advisory and binding vote, respectively, at the 2025 General Meeting to be held on May 27, 2025.

Resolution	Percentage of votes cast for the resolution
Resolution to approve the remuneration report (2024 AGM)	58.6%
Resolution to approve the remuneration report (2023 AGM)	44.1%
Resolution to approve the remuneration report (2022 AGM)	51.9%
Resolution to approve the remuneration report (2021 AGM)	76.6%
Resolution to amend the remuneration policy (2021 AGM)	76.6%
2024 Remuneration
2021 Remuneration Policy
The 2021 Remuneration Policy is designed to reward contributions toward achieving Company objectives and generating long-term stakeholder value. Its primary goal is to offer competitive remuneration packages that align with market practices in the key regions where the Company competes for talent, ensuring strong support for the Company’s long-term business strategy.

To maintain market competitiveness, the Company conducts regular reviews, typically annually but at least once every three years, of the total remuneration of members of the Board of Directors and members of the Senior Management
Team. These reviews assess both compensation levels and program design, benchmarking against a carefully selected group of reference companies.
Under the 2021 Remuneration Policy, total compensation is structured to align with or slightly exceed the market median for fixed compensation, benefits, and short-term variable incentives. The LTI component consists of equity grants, with award sizes positioned between the 50th and 75th percentile of the global reference group.
The 2021 Remuneration Policy was approved at the 2021 General Meeting with a 76.6% majority vote and is available on the Company’s website at https://www.argenx.com/investors/governance/remuneration-policy.
Benchmarking and peer group selection in 2024
Under the Proposed 2025 Remuneration Policy, the methodology of benchmarking and peer group selection is different than described below for determination of 2024 remuneration. Please refer to Section 3.4.9 “Peer Group Selection ”
where we describe the updated benchmarking process, the objective peer group selection criteria and outcome for remuneration in 2025 in connection with the Proposed 2025 Remuneration Policy.
The 2024 remuneration was determined following a comprehensive benchmarking exercise conducted in the third quarter of 2023 in collaboration with AON Radford, an independent third-party compensation advisor. To ensure a globally competitive compensation structure, the Company benchmarked against both U.S. and European peer groups, reflecting its position as a global company competing for top talent in both regions. This approach supports the execution of the Company’s business strategy while aligning executive pay with long-term sustainable value creation for stakeholders.
The following criteria were used to select the peer group for the 2024 remuneration as part of the Company’s benchmark performed in the third quarter of 2023, ahead of setting the long-term incentive schemes of 2024 in December 2023 and the annual cash compensation for 2024 in the first quarter of 2024:
•Sector: Biotechnology and Pharmaceutical industries
•Stage of development: market companies
•Market Capitalization: 1/4x – 3x argenx’s 30‐day average market value as of November 2023, corresponding with a market capitalization between $5 ‐ 60 billion
•Revenue: 1/4x – 3x argenx’s trailing 12 months revenue, corresponding with an annual revenue between $160 million
-$2 billion
•Headcount (secondary criteria): 1/3x – 3x argenx’s projected financial year ended December 31, 2023 corresponding with a headcount between 400‐4,000 employees
With the goal of arriving at a sufficiently sized U.S. and EU peer group of at least 15 peer companies disclosing detailed compensation information, a number of companies were added to the European peer group following a qualitative review by AON Radford to identify companies with relevant similarities in business model and therapeutic focus. This led to the following selection of peer companies used by us in the 2023 benchmark for the 2024 remuneration:

Company name	Country of Headquarters
ACADIA Pharmaceuticals Inc.	USA
Alnylam Pharmaceuticals, Inc.	USA
Amicus Therapeutics, Inc.	USA
BeiGene, Ltd.	Cayman Islands
BioMarin Pharmaceutical Inc.	USA
Blueprint Medicines Corporation	USA
CRISPR Therapeutics AG	Switzerland
Exelixis, Inc.	USA
Incyte Corporation	USA
Intra-Cellular Therapies, Inc.	USA
Ionis Pharmaceuticals, Inc.	USA
Neurocrine Biosciences, Inc.	USA
Sarepta Therapeutics, Inc.	USA
Seagen Inc. (formerly Seattle Genetics, Inc.)	USA
United Therapeutics Corporation	USA
Award levels
Our Board of Directors sets award levels based on the outcome of our benchmarking exercise. Our 2021 remuneration policy, contains the following framework:

	Non-Executive Directors	Senior Management Team (including the CEO)
Cash-based compensation (base pay + STI)	50th percentile of the companies in Reference Peer Group	50th percentile of the companies in Reference Peer Group
Equity-based compensation (LTI)	50th percentile of the companies in Reference Peer Group	Between the 50th to 75th percentile of the companies in Reference Peer Group
Application of the 2021 Remuneration Policy in 2024
Named Executive Officer Remuneration during 2024
This chapter contains a detailed overview of the remuneration paid for the year ended December 31, 2024 to the NEOs.
Of the NEOs, only the CEO is a statutory director in the Board of Directors. The remuneration of the NEOs in 2024 consisted of base pay and benefits, STI pay in the form of variable cash remuneration, and LTI pay in the form of
Company equity, consisting of stock options and restricted stock units (RSUs).
Total Named Executive Officer Remuneration
The majority of NEO compensation is provided in the form of variable remuneration, which is a combination of performance-dependent (short-term cash incentives) and stock options and service-dependent (RSUs) compensation.
Variable (short-term) compensation allows the Board of Directors to set challenging annual objectives aligning the priorities of the NEOs with the short-term strategic objectives of the Company. Company equity in the form of stock options provides an incentive to the NEOs to contribute to Company (stock price) value increase over the long-term (3 years) vesting period of the stock options. Company equity in the form of RSUs also provides an incentive for value creation over the long-term (4 years) vesting period of the RSUs. The combination of variable pay in the form of cash-
award STI pay, and stock option based and RSU based LTI pay, ensures a balanced incentive for short-term focus on and performance of near-term strategic targets, while contributing to sustainable long-term value creation and ensuring long-
term commitment (retention) of the executive. In addition, the Company provides severance arrangements as applicable for the industry and pension and fringe benefits, including a performance based corporate bonus for all employees in the
Company of up to €3,948 ($4,266) in accordance with Belgian practice. Moreover, in accordance with the DCGC, when determining the remuneration package of the executives, scenario analyses are performed annually and taken into account in setting the total remuneration levels and target and maximum awards under the STI and LTI plans.
Base pay
In 2024, compared to 2023, the base pay of the NEOs was increased in line with the total argenx employee population annual base pay increase guidelines (CEO +15%, COO +6%, CFO +6%). The increases for the NEOs followed a review of the individual’s performance over the preceding year(s), in light of comprehensive analysis of benchmark data showing the relative positioning of base salaries compared to the relevant external and internal peers. This process ensures that the Company’s compensation packages are a fair reflection of individual performance while also remaining competitive and aligned with the market. The merit principles and base pay increase framework applied are identical to those applicable to all employees in the organization and are based on the individuals’ performance and contributions over the preceding period.
With respect to the CEO, at his request his base pay remained unchanged between 2022 and 2023; accordingly, the increase in 2024 was the first increase since then. This increase was deemed necessary to ensure fairness in light of industry benchmarks and to recognize the continued outstanding commitment and performance of the CEO in delivering exceptional value to our shareholders. Even with this adjustment, the CEO places only at the 27th percentile of our new global peer group for base pay.
With respect to the COO, the Board of Directors recognized the outstanding performance and the achievement and over achievement of short-term targets. Consequently, and in line with pay practice applied consistently across the wider workforce, the COO’s base pay was increased by 6.1% in 2024 versus 2023. The increase consisted of a merit increase and an additional base pay increase to recognize her exceptional performance mentioned above, her competitive placement versus the benchmark data and her critical role in our ongoing success.
With respect to the CFO, the Board of Directors recognized outstanding performance for the second year in a row in
2024, including achievement and over achievement of short-term targets, and established that the CFO’s base pay was still below the midpoint for base pay for CFOs in the reference peer group. Consequently, and in line with pay practice applied consistently across the wider workforce, the CFO’s base pay was increased by 6% in 2024 versus 2023, consisting of a merit increase and an additional base pay increase to move the CFO closer to the benchmarked midpoint.
The base pay increase was consistent with the base pay increase of 6% between 2023 and 2022.
Please refer to “Item 6.B — Compensation — Total Named Executive Officer Remuneration” for an overview of the total value of the remuneration paid to the NEOs for the last 3 years.
Variable Cash
The NEOs were eligible for a variable cash payment for the performance of pre-defined short-term performance targets in 2024, with the target variable cash compensation set as a percentage of their base pay (60% for CEO, 50% for COO and 40% for CFO). The Board of Directors has set a cap of 200% pay-out per target, and a 200% overall pay-out cap.
The Board of Directors evaluated the pay-out of each target, with ‘at target’, ‘maximum per target’ and ‘actual pay-out’
explained in detail in the table below.

CEO
When considering the variable pay pay-out of the CEO, the Board of Directors primarily reviewed whether the key objectives of the Company’s business plan for
2024 were achieved.
Personal targets set for the CEO, in addition to his overall responsibility for delivering the business plan, were the following:

Performance Metric and Weighting	Measurement (how the Board of Directors evaluated the target)	Threshold	Target	Max	Achievement	Vesting	Actual pay-out (USD) 1)
Embed our culture and innovation mission (25%)	•Integrating our newly hired people through dedicated culture/ways of working sessions organized with our global managers and culture champions •Champion four innovation initiatives	N/A	Key hires successfully onboarded and 4 innovation initiatives championed	N/A	•Key hires successfully onboarded and •5 innovation initiatives championed	25%	227,304
Talent development (25%)	Internal leadership talent pool assessed, increased and enhanced through direct personal involvement in the Personal Development Plan of undisclosed number of key high potentials and future Company leaders	25	35	50	> 50	50%	227,304
Deliver continued VYVGART growth (25%)	•Global annual operating budget revenue targets ($ targets) (75%) •New launches (patient on drug target (25%)	80% of annual operating budget target	100% annual operating budget target	120% annual operating budget target	> 120% annual operating budget target	50%	227,304
Advance the Pipeline (25%)	10 high quality IIP programs per OGSM definition •4 INDs on track for 2025 •MMN on accelerated path	•8 IIP Programs and •3 INDs on track and •IND accepted	•10 IIP programs and •4 INDs on track and •First site activated	Minimum 2 out of 3: •12 IIP programs and/or •5 INDs on track and/or •First patient randomized	•11 IIP programs delivered •5 INDs on track •First patient randomized	50%	113,652
1)Amounts paid out in Euro have been converted to USD using the average rate for the period of 1.0824 EUR/USD.

COO
When considering the variable pay pay-out of the COO, the Board of Directors primarily reviewed whether the following key objectives of the Company’s business plan for which the COO had key responsibilities for 2024 were achieved.
Personal targets set for the COO, in addition to her overall responsibility for delivering commercial performance, were the following:

Performance Metric and Weighting	Measurement (how the Board of Directors evaluated the target)	Threshold	Target	Max	Achievement	Vesting	Actual pay-out (USD) 1)
Scale commercial engine by leveraging the new operating model (25%)	Successful onboarding of key hires and cross-functional indication teams delivering their OGSMs	Key hires successfully onboarded with max 2 attritions	Key hires successfully onboarded with no attrition AND 80% of OGSM targets delivered	Key hires successfully onboarded with no attrition AND 90% of OGSM targets delivered	•Key hires successfully onboarded with no attrition AND •90% of OGSM targets delivered	50%	168,741
Integrate our newly hired colleagues to the argenx culture and operating principles, leveraging the operating excellence model to create a global network of leaders (25%)	Measured by operating excellence model self-assessment	At least 3 significant, global operational wins by applying operating principles	At least 5 significant, global operational wins by applying operating principles	At least 7 significant, global operational wins by applying operating principles	At least 7 significant, global operational wins by applying operating principles	50%	168,741
Deliver continued VYVGART growth (25%)	•Global annual operating budget revenue targets ($ targets) (75%) •New launches (patient on drug target (25%)	80% of annual operating budget target	100% annual operating budget target	120% annual operating budget target	> 120% annual operating budget target	50%	168,741
PFS with self-administration delivered according to plan, maintaining subcutaneous Gen-1 option (25%)	FDA acceptance	FDA acceptance	FDA acceptance with no concerns and review on track	FDA acceptance with PDUFA date < 6 months	FDA acceptance with no concerns and review on track	25%	84,371
CFO
When considering the variable pay pay-out of the CFO, the Board of Directors primarily reviewed whether the key commercial and operational objectives of the
Company’s business plan for 2024 were achieved.
The personal targets set for the CFO, in addition to his overall responsibility for delivering commercial performance, were the following:

Performance Metric and Weighting	Measurement (how the Board of Directors evaluated the target)	Threshold	Target	Max	Achievement	Vesting	Actual pay-out (USD)
ERP process simplification & time reduction (25%): •Simplify project management module; embed forecasting capabilities and insight generation •Global process owner automation & centralization	Measured by successful completion of projects and internal customer feedback	75% of projects successfully delivered	85% of projects successfully delivered	100% of projects successfully delivered	85% of projects delivered	25%	55,300
Protect and preserve company and critical assets (25%): •Strong audit ratings from internal & external audits •Partnership with audit and compliance committee •Sustainable future tax rate •Working capital	•Audit and compliance committee partnership: measured by feedback •Sustainable future tax rate: measured by filings of key rulings (US Bilateral Advance Pricing Arrangements, expanded Belgian Innovation Income Deduction ruling for ARGX-113 IV & SC for CIDP and ITP, Switzerland, and Japan) •Working capital: measured against agreed terms	•No major findings external •Audit and Compliance Committee rates partnership with CFO as "strong" (7+) •US ruling filed •Annual operating budget + 10%	•No major findings internal & external audit •Audit and Compliance Committee rates partnership as very strong (8+) •US + Japan rulings filed •Annual operating budget	•No major findings internal & external audit and no minor findings external •Audit and Compliance Committee rates partnership as excellent (9+) •US / Japan / Switzerland rulings filed •Annual operating budget -10%	•No major internal & external audit findings •Audit and Compliance Committee rates partnership as 9+ •US and Japan rulings filed •Annual operating budget -10%	25%	55,300
Deliver continued VYVGART growth (25%)	•Global annual operating budget revenue targets ($ targets) (75%) •New launches (patient on drug target) (25%)	80% of annual operating budget target	100% annual operating budget target	120% annual operating budget target	> 120% annual operating budget target	50%	110,600
Ensure internal and external alignment of expectations and grow investor base (25%)	•Analyst expectations vs actual revenue disclosed per quarter, measured by average % change in Nasdaq stock price on the trading day of earnings communications (50%) •Add generalist shareholders to the top 35 list (50%)	On average no more than 20% change and 1 generalist shareholder added	On average no more than 10% change and 2 generalist shareholder added	On average no more than 5% change and 4 generalist shareholders added	Average change of 4% and 4 generalist shareholders added	50%	110,600

Corporate Bonus
All employees are eligible to annually earn a performance based corporate bonus with a maximum value of €3,948
($4,266) per year, based on three equally weighted Company-wide goals. In 2024, the targets focused on (i) continued
increased cybersecurity awareness, (ii) building argenx together by bringing the cultural pillars and operating principles to life through participation in Culture Labs, and (iii) supporting development and growth of all employees through personal development plans. A pay-out of €3,350 ($3,636) was made to all employees.
Equity
In 2024, the Company granted a mix of stock options and RSUs to the NEOs. The number of instruments to be granted in the course of 2024 was determined pursuant to the annual benchmark exercise performed with the help of AON
Radford. This benchmark exercise takes place in the third quarter of each calendar year.
Determination of target value of CEO equity grant
For the 2023 CEO equity granted on the first business day in July 2023, being July 3, 2023, the determination of the target value for the CEO followed the below steps:
•The total target value of $6,986,986 was established in the third quarter of 2022.
•Immediately thereafter, the target value was subsequently converted into a fixed number of stock options and RSUs to be granted on the grant date of July 3, 2023.
•For the conversion into a fixed number of stock options; a Black-Scholes value of $151.03 per stock option was used based on the 30-day average stock price of $366.58 before July 22, 2022. Based on this valuation, the number of stock options to be granted on July 3, 2023 was fixed at 30,000 stock options.
•For the conversion into a fixed number of RSUs; the value of $366.58 per RSU was based on the 30-day average stock price of $366.58 before July 22, 2022. Based on this valuation, the number of RSUs to be granted on July 3,
2023 was fixed at 6,700 RSUs.
•Consequently, the fixed number of stock options and RSUs, 30,000 and 6,700 respectively, were embedded in the
2023 equity allocation scheme.
•On the grant date of July 3, 2023, the stock price was $389.73 compared to $366.58 on the date on which the number of stock options and RSUs were fixed following conversion of the target value.
•This resulted in a value at grant on July 3, 2023 of $8,084,605 compared to the target value of $6,986,986 in the third quarter of 2022. This difference is explained by the stock price increase in the intervening period.1)
•Consequently, by fixing the number of equity instruments in the third quarter of 2022 while the grant takes place in the second quarter of the next year, any positive or negative fluctuations in the stock price between the third quarter of
2022 and July 3, 2023 were not taken into account.
The same determination methodology was followed between the approval of the 2021 Remuneration Policy and 2024.
Updated determination of target value of CEO equity grant as of 2024
As referenced in the 2023 remuneration report, the Company took concrete steps in 2024 to close the time gap between the benchmarking exercise when determining the target value. The below steps have been followed in 2024 for the determination of the target value for the CEO:
•The total target value of $7,080,000 was established in the third quarter of 2023.
•In contrast to 2023, the target value was not immediately converted into a fixed number of stock options and RSUs.
1)These amounts do not reflect the actual economic value realized by the beneficiary. Amounts included represent the expenses with respect to the assumptions used in the Black-Scholes model differ between Belgian beneficiaries versus non-Belgian beneficiaries, resulting in the CEO’s stock based compensation expenses to be higher than other beneficiaries. For a description of the assumptions used, see ”

•Instead, the number of stock options was calculated by dividing the target value through the then applicable Black-
Scholes value based on 30 calendar days preceding the 15th day of the month in which the grant occurs (the Reference
Date), rounded up to the nearest whole number granted as stock options.
•The numbers of RSUs was calculated by dividing the target value through the average closing price 30 calendar days preceding the Reference Date, rounded up to the nearest whole number granted as RSUs.
•The 30-calendar day average closing price on June 15, 2024 was $375.68.
•Consequently, 18,279 stock options and 6,672 RSUs were granted on the grant date of June 28, 2024.
•The stock price on the day preceding the grant of June 28, 2024 was $445.76 compared to the 30-calendar day average of $375.68 on the Reference Date of June 15, 2024.
•This resulted in a total value at grant on June 28, 2024 of $6,209,313 compared to the target value of $5,080,000 on the Reference Date of June 15, 2024. This difference is explained by the stock price increase in the intervening period.2)
•Even though the time period between the valuation date and grant date has been drastically reduced from 8 months to
2 weeks, stock fluctuations whether positive or negative, will still influence the grant value compared to the target value. For instance, in 2024, we announced the FDA approval of VYVGART HYTRULO for CIDP on June 21,
2024, which positively influenced the stock price between June 15, 2024 and July 1, 2024.
The above determination methodology will be applied going forward, irrespective of whether the Proposed 2025
Remuneration Policy will be approved. It will for the first time be used for the determination of the 2025 target value for stock options and PSUs.
2)These amounts do not reflect the actual economic value realized by the beneficiary. Amounts included represent the expenses with respect to the assumptions used in the Black-Scholes model differ between Belgian beneficiaries versus non-Belgian beneficiaries, resulting in the CEO’s stock based compensation expenses to be higher than other beneficiaries. For a description of the assumptions used, see “

The following table sets out the number, value and key terms of equity instruments granted to the NEOs in 2024:

	RSUs granted in 2024						Stock options granted in 2024
Name	# RSUs	Key terms	Value at grant in $		Benchmark value in $		# Stock options	Exercise price in €		Exercise price in $		Key terms	Value at grant in $ 1)		Benchmark value in $ 1)		Total
Tim Van Hauwermeiren, CEO	6,762	RSUs vest and are settled in 4 equal installments of 25% over a 4 year period		3,014,500		2,540,348	18,279		416.40		445.76	1/3 vests after year 1 2/3 vest in monthly installments in year 2 and 3 Options not exercisable until the 4th calendar year after the grant year		3,194,813		2,540,050	6,209,313
Karen Massey, COO	4,712			2,100,610		1,770,204	12,738		416.40		445.76	1/3 vests after year 1 2/3 vest in monthly installments in year 2 and 3		2,018,973		1,770,072	4,119,583
Karl Gubitz, CFO	4,712			2,100,610		1,770,204	12,738		416.40		445.76			2,018,973		1,770,072	4,119,583
1)Amounts shown represent the expenses with respect to stock options measured using the Black-Scholes model. For a description of the assumptions used in valuing these awards, see “Note 13 — Share-
Based Payments” to our Consolidated Financial Statements which are appended to our Annual Report for the period ended December 31, 2024 and which are incorporated herein by reference. Based on the approved 2024 equity allocation scheme, the total equity target value for Tim Van Hauwermeiren is equal to $5,080,000 and the total equity target value for Karen Massey and Karl Gubitz is equal to $3,040,000 for each. The CEO, COO and CFO received their respective equity grants at target value converted into a number of stock options and RSUs on the Reference Date of the 30-days average share price of $375.68 per share preceding the Reference Date and the Black-Scholes model fair market value of $138.96 per stock option. This results in the number of stock options and RSUs shown above. The amounts shown above represent the actual value received at the grant date of June 28, 2024 at which date the Company’s share price was equal to $445.76. The difference of $70.08 per share is explained by the stock price increase in the intervening period primarily due to approval of VYVGART HYTRULO for CIDP in the U.S. by the FDA. For more information on the CEO equity grant, please refer to “Item 6. B — Compensation — Equity — Determination of target value of CEO equity grant” above. The fair market value based on the Black-Scholes model for Tim Van Hauwermeiren is $174.78 and the fair market value for the COO and CFO is $158.50. These amounts do not reflect the actual economic value realized by the beneficiary. Amounts shown represent the expenses with respect to the stock options awards granted in 2024 measured using the Black-Scholes model with unobservable assumptions. The assumptions used in the fair valuation differ between Belgian beneficiary versus non-Belgian beneficiary. For a description of the assumptions used in valuing these awards, see “Note 13 — Share-Based Payments“ to our Consolidated Financial Statements which are appended to our Annual Report for the period ended December 31, 2024 and which are incorporated herein by reference.

Pension and fringe benefits
The benefits paid to the NEOs are jurisdiction dependent. For the CEO, these included benefits customary in the Belgian market, and which are standard components of Belgian-based employee packages: pension contributions, a hospitalization insurance, a representation allowance and a company car. The Company pension contribution percentage of base pay for the CEO is equal to the Company pension contribution percentage for all employees in Belgium. For the
COO, these included benefits customary in the Swiss market, and which are standard components of Switzerland-based employee packages: car allowance, lunch allowance, health insurance allowance, representation allowance and pension contributions For the CFO, these included benefits customary in the U.S. market, and which are standard components of our U.S.-based employee packages: a company-administered health and 401k plan, with a 4% company match.
Equity holding requirements for Named Executive Officers
In 2023, the Company implemented the following holding requirements for the Named Executive Officers :
•CEO: 3x base pay
•Other NEOs: 1x base pay
The minimum equity stake has to be built up over a maximum of five years and continues to apply for the duration of employment and for two years thereafter.
Severance arrangements
In accordance with our 2021 Remuneration Policy, the CEO has an 18-month notice period for termination (or alternatively, 12 months severance in lieu of notice). For the other NEOs, no contractual arrangements have been made for severance.
In the year ended December 31, 2024, no severance payments were granted to the NEOs.
Clawback policy
In the event that any variable remuneration (cash or equity) is paid to members of the Senior Management Team, including the NEOs, based on financial information which later proves to be incorrect and leads to an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements of the Company that is material to the previously issued financial statements of the Company, or (ii)
that corrects an error that is not material to previously issued financial statements of the Company, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, then the difference between the paid compensation and the compensation which would have been payable without such accounting restatement, shall be claimed back from the executive, all as further set out in the Executive Compensation
Clawback Policy, as adopted by the Board of Directors on July 25, 2023.
In the year ended December 31, 2024, no variable remuneration was clawed back and no variable remuneration was adjusted (retroactively).
If the Proposed 2025 Remuneration Policy is approved at the 2025 General Meeting, new management agreements that are entered into with the Company will not have notice periods exceeding 12 months unless otherwise required by local law. No severance arrangements will be paid in the event of serious culpable or negligent behavior on the part of an
Executive Director being dismissed. We also will not pay severance if the agreement is terminated at the initiative of an
Executive Director, other than due to serious culpable conduct or neglect on the part of the Company.
Remuneration of Other Members of the Senior Management Team
For the purposes of U.S. governance reporting requirements, all senior level employees reporting directly to the CEO qualify as the Company’s ‘executives’. The remuneration disclosures in relation to this more extensive group of senior personnel (excluding the NEOs) in this 2024 Remuneration Report is presented on an aggregated basis, with the exception of equity remuneration, which is presented on an individual basis.
Aggregate compensation for other members of the Senior Management Team

The following table sets forth information regarding aggregate compensation paid to members of the Senior
Management Team (other than the NEOs) during the year ended December 31, 2024.

(in $)	Compensation
Base pay	2,563,047
Corporate bonus	—
Variable STI 1)	1,376,604
Compensation in the form of stock options	10,525,234
Compensation in the form of RSUs	8,994,991
Other benefits 2)	4,095,467
Total	27,555,343
1)Variable STI includes a performance based Company wide corporate bonus of $3,636 per member of the Senior Management Team.
2)Other benefits consists of the lease of a company car, employer-paid medical insurance premiums, pension contributions, social security costs and allowance. In 2024, employer social security costs were impacted by the increase of share-price at year end against the share-price as of
December 31, 2023.
For more information on equity granted to members of the Senior Management Team (other than the NEOs), during
2024, please refer to “Item 6.B. — Compensation — Summary of Other members of the Senior Management Team”
below.
Non-Executive Director Remuneration
Pursuant to the 2021 Remuneration Policy, the remuneration of the Non-Executive Directors consists of (i) a cash retainer fee calculated on the basis of their membership or chairpersonship of the Board of Directors and/or its committees, and (ii) a long-term equity incentive in the form of stock options and RSUs. One of the key points raised by stakeholders in respect of the 2021Remuneration Policy was that granting stock options to Non-Executive Directors may be perceived as performance-based remuneration, potentially affecting the objectivity of our Non-Executive Directors.
To address this concern, the Company decided to no longer grant stock options to Non-Executive Directors as of 2024.
Consequently, in 2024, the remuneration of the Non-Executive Directors consisted of cash retainer fees and RSUs. Our
Proposed 2025 Remuneration Policy will formally reflect this change.
Total Non-Executive Director remuneration
The following table sets forth the information regarding the remuneration earned by the Non-Executive Directors during the year ended December 31, 2024:

Name	Cash retainer fees earned or paid in cash (in $)	RSU awards (in $) 1)	Total (in $)
Mr. Peter Verhaeghe	117,500	474,734	592,234
Mr. Steve Krognes	85,000	474,734	559,734
Dr. Pamela Klein	70,000	474,734	544,734
Dr. Donald deBethizy	90,000	474,734	564,734
Anthony Rosenberg	82,500	474,734	557,234
James Daly	92,500	474,734	567,234
Camilla Sylvest	70,000	474,734	544,734
Dr. Ana Cespedes	70,000	474,734	544,734
Dr. Brian Kotzin	53,333	712,324 2)	765,657
1) There is a difference between the annual equity compensation target amount of $400,000 and the value at grant of $474,777. On the Reference Date, the annual equity compensation target amount of $400,000 was divided by the average closing price of the Company’s shares of $375.68 30 calendar days preceding the Reference Date. The Company’s share price on the grant date of June 28, 2024 was $445.76. The difference of $70.08 per share is explained by the share price increase in the intervening period primarily due to approval of VYVGART HYTRULO for CIDP in the
U.S. by the FDA.

2) Dr. Brian Kotzin joined the Board of Directors in May 2024 and pursuant to the 2021 Remuneration Policy and 2024 equity allocation scheme, he was eligible to a sign-on grant representing an additional 50% (equal to $200,000) of the Non-Executive Director annual equity compensation target amount.

Annual cash
The Board of Directors has set the annual cash retainer fees, including for members of the Audit and Compliance Committee, the research and development committee, the Remuneration and Nomination Committee and the commercial committee and, in each case, the additional remuneration for the respective chairperson as follows. In 2024, the annual cash retainer fees were at the 50th percentile of cash remuneration in the peer group for 2024 remuneration.

			In $
Relevant body	Position	Fees in $	Mr. Peter Verhaeghe	Mr. Steve Krognes	Dr. Pamela Klein	Dr. Donald deBethizy	Anthony Rosenberg	James Daly	Camilla Sylvest	Dr. Ana Cespedes	Dr. Brian Kotzin
Board of Directors	Chairperson	95,000	95,000	—	—	—	—	—	—	—
	Member	60,000	—	60,000	60,000	60,000	60,000	60,000	60,000	60,000	40,000
Audit & Compliance Committee	Chairperson	25,000	—	25,000	—	—	—	—	—	—	—
	Member	12,500	12,500	—	—	—	12,500	12,500	—	—	—
Remuneration & Nomination Committee	Chairperson	20,000	—	—	—	20,000	—	—	—	—	—
	Member	10,000	10,000	—	—	—	—	—	—	10,000	—
Commercial Committee	Chairperson	20,000	—	—	—	—	—	20,000	—	—	—
	Member	10,000	—	—	—	—	10,000	—	10,000	—	—
Research & Development Committee	Chairperson	20,000	—	—	—	—	—	—	—	—	13,333
	Member	10,000	—	—	10,000	10,000	—	—	—	—	—
Total			117,500	85,000	70,000	90,000	82,500	92,500	70,000	70,000	53,333
Equity compensation
In 2024, the Non-Executive Directors received only RSUs. The target amount of $400,000 was at the 50th percentile of the peer group for 2024 remuneration:

	RSUs granted in 2024
Name	# RSUs	Key terms	Value at grant in $ 1)		Total
Mr. Peter Verhaeghe	1,065	RSUs granted in 2024 vest after 1 year and are subject to a 3-year holding period from the date of grant		474,734		474,734
Mr. Steve Krognes	1,065			474,734		474,734
Dr. Pamela Klein	1,065			474,734		474,734
Dr. Donald deBethizy	1,065			474,734		474,734
Anthony Rosenberg	1,065			474,734		474,734
James Daly	1,065			474,734		474,734
Camilla Sylvest	1,065			474,734		474,734
Dr. Ana Cespedes	1,065			474,734		474,734
Dr. Brian Kotzin	1,598 2)			712,324 2)		712,324 2)
1)There is a difference between the annual equity compensation target amount of $400,000 and the value at grant of $474,777. On the Reference Date, the annual equity compensation target amount of
$400,000 was divided by the average closing price of the Company’s shares of $375.68 30 calendar days preceding the Reference Date. The Company’s share price on the grant date of June 28, 2024 was $445.76. The difference of $70.08 per share is explained by the share price increase in the intervening period primarily due to approval of VYVGART HYTRULO for CIDP in the U.S. by the FDA.
2)Dr. Brian Kotzin joined the Board of Directors in May 2024 and pursuant to the 2021 Remuneration Policy and 2024 equity allocation scheme, he was eligible to a sign-on grant representing an additional 50% (equal to $200,000) of the Non-Executive Director annual equity compensation target amount.

Holding requirements
In 2023, the Company implemented the following holding requirements for Non-Executive Directors: 3x annual Board of Director membership retainer fees worth of Company stock for the duration of their role.
The minimum equity stake is required to be built up over a maximum of five years and continues to apply for the duration of their role and for at least two years after departure.
In the Proposed 2025 Remuneration Policy, the Company is further revising this. It is proposed that a Non-Executive
Director is required to hold at least 5x annual Board of Director membership retainer fees (as at the date of this Annual
Report USD 60,000) worth of Company stock for the duration of their role.
Severance arrangements
In the year ended December 31, 2024, no severance payments were granted to the Non-Executive Directors.
Non-Executive Director equity treatment on departure
In 2023, the Company updated the terms of the Equity Incentive Plan applicable to Non-Executive Directors, with respect to leaver rules. In particular, and following shareholder feedback on the potential negative impact of having multi-year service based vesting requirements for Non-Executive Director equity, the Equity Incentive Plan was updated to reflect that Non-Executive Directors will lose their unvested equity if they are dismissed at the general meeting, but not if they resign on their own initiative or if, at the end of their term, they do not apply for re-appointment.
In the proposed 2024 remuneration policy, the Company proposed a 1-year vest term combined with a 3-year post vest holding requirement. Despite the proposed 2024 remuneration policy not being approved in the 2024 General Meeting, we applied this updated vesting term and post-vest holding requirement to the RSUs granted to Non-Executive Directors in 2024 to address shareholder feedback. In the Proposed 2025 Remuneration Policy, the Company is further revising this. It is proposed that all RSUs granted will not be subject to any vesting conditions and that no RSUs may be sold until after the 4th anniversary of the grant date, except to the extent necessary to cover immediate tax obligations resulting from the grant.
Pay Ratios
Overall pay ratios
The total expense for the non-equity remuneration paid to the CEO (being the only statutory Executive Director on the
Board of Directors) for the year ended December 31, 2024, totalled $1,598,471. The table below shows the evolution over the past five years of CEO compensation, the performance of the Company’s stock price and the median remuneration on a full-time equivalent basis (annualized for the employees who joined or left us during the year) of employees, other than the CEO:

	2020	2021	2022	2023		2024
Base pay of the CEO (EUR)	€525,000	551,250	606,368	606,368		700,000
Base pay of the CEO (USD)	$553,167	580,825	638,901	655,787		757,680
Non-equity remuneration of the CEO (USD) (base pay, short-term cash incentive, pension contributions and other compensation elements)	$1,144,301	1,285,136	1,443,925	1,285,056		1,598,471
Total remuneration of the CEO (USD) (non-equity remuneration, STI and LTI)	$8,160,745	7,263,828	7,778,298	11,944,835 1)	1 )	7,807,786
Non-equity median salary paid to employees (USD)	$163,062	157,349	153,193	159,500		180,543
Non-equity remuneration ratio employee/CEO	14%	12%	11%	12% 2)		11%
Average remuneration paid to Non-Executive Director (USD)	$57,925	54,484	48,587	59,230		81,204
Number of employees on December 31	336	650	843	1,148		1,599
Share price at end of year Euronext (EUR) on December 31	€242.00	315.30	348.30	343.50		600.00
Share price at end of year Euronext (USD) on December 31	$296.96	357.11	371.50	379.57		623.34

1)Based on the approved 2023 equity allocation scheme, the total equity target value for Tim Van Hauwermeiren is equal to $6,986,986. Please refer to “Item 6.B. — Compensation — Equity — Determination of target value of CEO equity grant ” above for more information on the variation in granted equity value between 2023 and 2024.
2)The increase in the remuneration ratio between the CEO and other employees between 2022 and 2023 is caused by the increase in salary of employees when base salary of the CEO remained unchanged.
The comparison of non-equity compensation above is made between the compensation paid to the CEO, the Company’s sole statutory Executive Director on the Board of Directors, and the median compensation paid to employees. The
Company has opted to compare non-equity salaries, because whereas the number of stock options granted is linked to the overall size of remuneration packages granted, the value of equity components depends on the evolution of the
Company’s share price, volatility and the risk-free rate, which is unknown at the time of grant and as such the forward-
looking valuation methods for stock options normally do not provide an accurate representation of actual economic value granted. In the assumptions used, the fair valuation differs between a Belgian beneficiary versus a non-Belgian beneficiary. For a description of the assumptions used in valuing these awards, please refer to “Note 13 — Share-Based
Payments in our consolidated financial statements which are appended to our Annual Report for the period ended
December 31, 2024 and which are incorporated therein by reference.
Regional pay ratios
Due to the global spread of employees over multiple continents, it is deemed relevant to also include the above comparison separately to U.S. employees, EU employees and Japanese employees. Due to the overall higher compensation level in the business segment in the U.S. compared to the EU, there is a significant difference in the pay ratio when the CEO’s compensation is compared to the median compensation of all employees, compared to employees in the U.S. The following information is provided for reference purposes:

Ratio of non-equity compensation of the median employee compared to the CEO for the year ended December 31, 2024
All employees	11%
European employees	7%
North-America Employees	16%
Japan employees	5%
Total employment costs (excluding any costs related stock options and RSUs) paid in the year ended December 31, 2024 was split between regions as follows:

Total employment costs in the year ended December 31, 2024
(in millions of $)
Europe	186.7
North-America	204.9
Japan	13.9

Share-based payment ratios

	2020	2021	2022	2023	2024
Stock options granted to the CEO	50,000	25,000	25,000	30,000	18,279
Median stock options granted to employees	2,900	981	900	600	306
Ratio employee/CEO for stock options	6%	4%	4%	2%	2%
RSUs granted to the CEO	N/A	5,700	5,700	6,700	6,762
Median RSUs granted to the employees	N/A	200	200	94	148
Ratio employee/CEO for RSUs	N/A	4%	4%	1%	2%
Median number of stock options granted to Non-Executive Directors	10,000	2,700	2,700	1,600	N/A
Median stock options granted to employees	2,900	981	900	600	306
Ratio Non-Executive Directors/employee stock options	29%	36%	33%	38%	N/A
Median number of RSUs granted to Non-Executive Directors	N/A	600	600	350	1,124
Ratio Non-Executive Directors/employee RSUs	N/A	33%	33%	27%	13%
Other Disclosures
Remuneration by subsidiaries
In the year ended December 31, 2024, no remuneration was granted and allocated by subsidiaries or other companies whose financials are consolidated, other than the regular remuneration payments made by the entities with whom members of Senior Management Team have their employment contracts.
No loans or guarantees
In the year ended December 31, 2024, no loans were granted to members of our Senior Management Team and Non-
Executive Directors and no guarantees or the like have been granted in favor of any member of Senior Management
Team or the Board of Directors.
Deviations
In the year ended December 31, 2024, the Company did not deviate from the decision-making process for the implementation of the 2021 Remuneration Policy for the NEOs and Non-Executive Directors and no  deviations took place from the 2021 Remuneration Policy.
Key terms of equity plan applicable to grants in 2024
Stock options granted pursuant to the Equity Incentive Plan shall vest with respect to one third of the shares upon the first anniversary of the date of grant, with the remaining two thirds vesting in 24 equal monthly installments with the stock options fully vesting upon the third anniversary of the date of grant, subject, in each case, to the optionee’s continued status as a service provider. Stock options are exercisable when vested, and in any case not after the stock option expiration date included in each individual stock option grant, which is 10 years, or in the case of Belgian tax resident employees, at their election either five years or 10 years from the date of grant.
Each stock option shall be granted with an exercise price equal to the fair market value upon the date of grant and shall have a term equal to five or 10 years from the date of grant. Optionees may prefer to elect the five-year period as this may limit their personal tax obligations in respect of the stock option in respect to the jurisdiction where stock options are taxed at grant, compared to a ten-year stock option. Stock options granted to Belgian tax resident beneficiaries
(including the CEO) are not exercisable prior to the fourth year following the year of the grant. Stock options granted to
Non-Executive Directors vest at once on the third anniversary of the date of grant.
RSUs granted under the Equity Incentive Plan shall vest over a period of four years with respect to one fourth of the shares upon each anniversary of the date of grant. At the time of vesting, the holder of such RSUs receives shares in the share capital of the Company for free equal to the number of RSUs vested minus a certain number of shares required to cover employee taxes payable by us on behalf of the holder of RSUs, if applicable. In 2024, the Equity Incentive Plan was updated to reflect stakeholder feedback in relation to RSUs granted to Non-Executive Directors. RSUs granted in
2024 to Non-Executive Directors vest after one year instead of four years and are subject to a three-year holding period.

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
We plan to amend the Equity Incentive Plan to reflect the Proposed 2025 Remuneration Policy if it is approved at the
2025 General Meeting.
Peer group selection
We have rapidly evolved and will continue to evolve into a fully integrated immunology company with a strong presence globally. To thrive and continue building the organization, we need executive and non-executive talent with a deep understanding of  the global market in which we operate. We therefore compete for global talent. This is why we have established a global peer group focused on six key criteria that reflect the companies we benchmark against in attracting and retaining top talent.
In connection with the benchmark exercise for 2025 remuneration ahead of setting fixed and variable pay levels, the following criteria were used for the first time in the third quarter of 2024 to select the new global peer group (the Peer
Group).
Compared to the European and Global peer groups used for the determine of the remuneration until 2024, the 2025 Peer
Group consists of 15 companies. We deem a minimum of 15 companies appropriate, because (i) our industry tends to evolve quickly, with companies emerging and disappearing (due to mergers or otherwise) relatively often, and (ii) we deem it relevant to have a certain consistency in the companies comprising our peer group over the longer term.
If there are not 15 companies meeting each of the criteria, we will include in our reference group all companies that meet the criteria, and supplement with companies that meet all but one criterion. The least relevant criterion will be dropped first, in the order as displayed below (from most to least relevant).

Selection Criterion in order of relevance		Range of Peers based on Criterion	Relevance of criterion
1.	Sector	Biopharmaceutical companies, excluding diagnostics and animal health companies
Biopharmaceutical companies have characteristic pay and
incentive structures compared to other industries.
Within the biopharmaceutical industry, excluding
diagnostics and animal health companies is appropriate
because the talent focus of such companies is different
and therefore they are not typically our competitors for
talent. In addition, their pay structures tend to differ from those in our industry making these less relevant
comparators.

2.	Listing location	Listed on a major US Stock Exchange
Being listed on a major US stock exchange brings
additional complexity, expertise requirements and
potential liabilities to company officers and directors,
which is typically reflected in a different pay structure of executives and board members serving on US listed
companies, versus companies without a US listing. Our
benchmark exercise shows that having a listing on a major
US stock exchange tends to have a more significant
relevance for pay structure applied by companies than
does location of headquarters, which is why we do not
apply a ‘location of headquarters’ filter.

Selection Criterion in order of relevance		Range of Peers based on Criterion	Relevance of criterion
3.	Innovation focus	At least 25% of revenue is spent on R&D
Innovation focused, R&D driven companies tend to have
a typical remuneration structure which differs from
companies who focus on commercializing external
innovations.
To ensure we continue to be able to compete with other
innovators, we limit our peer group selection to other
companies who continue to significantly invest in their
R&D activities.

4.	Global reach	Generates product revenues both within and outside the US
Leading commercial operations both inside and outside
the United States puts unique demands on the skills and
expertise of key individuals, in addition to the strain of
splitting their time and efforts across continents. For this reason, we compare pay practices to other global
companies instead of companies with mostly local
activities.

5.	Revenue	1/4 – 4x of our annual revenue
We compare ourselves to organizations that also have
significant product revenues, as a reflection of overall size and complexity of the organization. Using a relatively
wide range for this metric is appropriate to ensure we
include relevant peers while ensuring a level of stability in the peer group over time. In setting the range, we also
considered the rapid development in our own revenues
since our first year of product commercialization (2023)
and our internal revenue projections for the immediate
future.

6.	Market Cap	1/4 – 4x our market cap (based on 30 day average closing price)
Whereas market cap can give some indication of overall
size and complexity of comparator organizations, we also
recognize that companies in our sector tend to have
volatile stock prices and market cap can vary significantly
even throughout a given calendar year.1)
Using a relatively wide range for this metric is appropriate to ensure we include relevant peers while ensuring a level
of stability in the peer group year-over-year.
By going as low as 1/4x our value and as high as 4x our
value, we aim to ensure that we are not positioning
ourselves on either end of the peer group for this metric,
to avoid establishing a peer group that is considered
aspirational.
Finally, given that market cap is influenced by a range of
factors that do not necessarily correlate to the
organization’s size or complexity or talent needs, we
deem this the least relevant filter. If we are unable to reach our minimum of 15 peer companies meeting all selection
criteria, we will include companies who meet all other
criteria and are closest to our market cap criterion (but no more than 2x the high end of our range) in order to make
up the 15. If we cannot make up to 15 applying this
modified filter, we will include companies who are
outside of but close to our revenue filter limits.

1) As at March 17, 2025, the delta between our 52-week high and low was approximately 104%, https://
live.euronext.com/nl/product/equities/NL0010832176-XBRU.

Company Name	Country of Headquarters
Alnylam Pharmaceuticals, Inc.	USA
Amicus Therapeutics, Inc.	USA
Ascendis Pharma A/S	Denmark
BeiGene, Ltd.	Cayman Islands
Biogen Inc.	USA
BioMarin Pharmaceutical Inc.	USA
BioNTech SE	Germany
Blueprint Medicines Corporation	USA
Genmab SE	Denmark
Incyte Corporation	USA
Insmed Inc.	USA
Jazz Pharmaceuticals plc	Ireland
Moderna, Inc.	USA
Sarepta Therapeutics, Inc.	USA
Ultragenyx Pharmaceutical Inc.	USA
Looking Forward
Increased disclosure
During our stakeholder outreach in relation to our proposed 2024 remuneration policy as well as the Proposed 2025
Remuneration Policy, we received feedback that the disclosure on STI and LTI in previous remuneration reports was not consistent with best practices. Consequently, stakeholders were not able to determine if and how pay-for-performance was embedded in our remuneration. To address this feedback, in the Proposed 2025 Remuneration Policy we therefore commit to a more detailed prospective disclosure for both the STI and LTI and retrospective disclosure against a threshold-target-maximum framework, including actual achievement and corresponding payout.
To showcase our commitment to address stakeholder feedback, this 2024 Remuneration Report contains the prospective disclosure on the STI and LTI for the Named Executive Officers despite the Proposed 2025 Remuneration Policy not having been approved yet.
STI
CEO
Distinction
Under the current 2021 Remuneration Policy, the annual STI opportunity for the CEO consists of an at-target opportunity of 60% of base pay, and a maximum opportunity of 120% of base pay. The Proposed 2025 Remuneration
Policy does not include any change to the current founder CEO’s 2025 STI opportunity. Therefore, for 2025 the STI opportunity remains equal to 60% of base pay at target and a maximum payout of 120% of base pay.
In order to remain competitive in attracting, motivating and retaining any future Executive Director (including a future
CEO), we target competitive remuneration levels in the Proposed 2025 Remuneration Policy. Therefore, and based on the Peer Group benchmark data, the annual STI opportunity for a future Executive Director will be up to 100% of base pay at target and a maximum payout of up to 200% of base pay.
The majority of the targets under the Proposed 2025 Remuneration Policy will be quantitative in nature and at least 50%
of the total STI opportunity for an Executive Director will be linked to financial performance metrics. Qualitative targets will be milestone-based to the extent possible.
STI
The top priorities identified in 2025 for the CEO include delivering continued VYVGART growth, advancing the pipeline, further embedding our culture and innovation mission  by making it everyone’s business and ensuring business continuity by having a succession plan in place for senior key leader. The following metrics apply for 2025, which will be reported in more detail along with their final assessment and payout as part of the remuneration report on financial year ended December 31, 2025, to be published in 2026.

Performance metric	Target	Measurement (how the Board of Directors will evaluate the metric and why it has been chosen)	Threshold	Target	Max
Revenue (50%)	Deliver continued VYVGART growth	Annual operating budget revenue target delivered and successful PFS self- administration approval and launch in US	Targets and Executive Director achievement will be disclosed retroactively in the 2025 remuneration report

Pipeline (20%)	Advance the pipeline	MG combo clinical trial launched Q3
Nominate 2 new ARGX-xxx candidates and graduate 3 discovery projects to lead identification (PPD)
Innovation (20%)	Embed our culture and innovation mission	Champion key innovation projects
All variable pay eligible employees have 1x performance goal linked to innovation
Key innovations recognized, celebrated and cascaded throughout the Company
Scaling the argenx way (10%)	Talent development	Succession plan in place for key senior leaders
COO
The top priorities identified in 2025 for the COO include delivering continued VYVGART growth growth and leading digital transformation and scaling the argenx way. The following metrics apply for 2025, which will be reported in more detail along with their final assessment and payout as part of the remuneration report on financial year ended December
31, 2025, to be published in 2026.

Performance metric	Target	Measurement (how the Board of Directors will evaluate the metric and why it has been chosen)	Threshold	Target	Max
Revenue (40%)	Deliver continued VYVGART growth	Annual operating budget revenue target delivered and successful PFS self- administration approval and launch in US	Targets and COO achievement will be disclosed retroactively in the 2025 remuneration report
Pipeline acceleration (20%)	Not disclosed	Not disclosed
Digital transformation (20%)	Embed our culture and innovation mission	Successful onboarding of Business Information Systems (BIS) leader and deliver on the BIS OGSM
Scaling the argenx way 20%)	Talent development	Successful onboarding of key hires and leadership teams' their OGSM
Elevate the operational excellence community to a leadership community and their OGSM delivered
CFO
The top priorities identified in 2025 for the CFO include delivering continued VYVGART growth, delivering profit and loss leadership and to further drive productivity. The following metrics apply for 2025, which will be reported in more detail along with their final assessment and payout as part of the remuneration report on financial year ended December
31, 2025, to be published in 2026.

Performance metric	Target	Measurement (how the Board of Directors will evaluate the metric and why it has been chosen)	Threshold	Target	Max
Revenue (30%)	Deliver continued VYVGART growth	Annual operating budget revenue target delivered and successful PFS self- administration approval and launch in US	Targets and CFO achievement will be disclosed retroactively in the 2025 remuneration report

P&L (25%)	Financial performance	Target effective tax rate in 2025 in line with annual operating budget
Digital transformation (25%)	Internal financial systems	Time required to close the quarter reduced by
Annual operating budget process transformation
Financial accounts automation
Scaling the argenx way (20%)	Strategic organizational growth	Management headcount growth

LTI
PSU
During our stakeholder outreach in relation to our proposed 2024 remuneration policy, the vast majority of the feedback we received on the introduction of PSUs was positive. This was confirmed in the outreach relating to the Proposed 2025
Remuneration Policy. Irrespective of the Proposed 2025 Remuneration Policy being approved at 2025 General Meeting, we will introduce PSUs. The LTI grant will therefore consist of 50% stock options and 50% PSUs.
PSUs are granted on the last business day of June, i.e., on June 30 in 2025. PSUs have a 3-year performance period and in 2025 will therefore cover the period between January 1, 2025 and December 31, 2027. PSUs will have a 3-year cliff vest. The performance metrics will be challenging long-term goals essential for the Company’s success and will be set within the following framework:
•at least 50% of the pay opportunity will be linked to financial performance metrics such as revenue growth;
•at least 40% of the pay opportunity will be linked to innovation and pipeline development metrics, such as delivering clinical and regulatory milestones; and
•up to 10% of the pay opportunity will be linked to people and culture metrics essential for sustainable, long-term value creation.
The grant value of the PSUs will be determined after publication of this Annual Report on June 30, 2025, in accordance with the determination methodology described under “Item 6.B. — Compensation — Total Named Executive Officer
Remuneration — Equity” above. Further details on the PSU grant will be included in the 2025 remuneration report, to be published in 2026.
2025 PSU grant performance metrics
The below performance metrics will apply to the 2025 PSU grant for all Named Executive Officers and all others members of Senior Management Team.

Performance Metric	Target	Measurement (how the Board of Directors will evaluate the metric and why it has been chosen)	Threshold	Target	Max
Maximize the VYVGART opportunity (65%)	2027 annual revenue (50%)	Minimum product net sales of undisclosed amount	Targets and Executive Director achievement will be disclosed retroactively in the 2027 remuneration report, published in 2028
Build a portfolio of breakthrough antibody- based products (15%)	gMG Label Expansion (15%)	Seronegative gMG and ocular gMG approved by the FDA
	FDA submissions (15%)	Undisclosed number of indications approved or submitted to the FDA
Ensure long-term sustainability as an independent company (10%)	Pipeline progression (10%)	Undisclosed number of pipeline assets into phase 2 and/or undisclosed number of additional pipeline assets IND / clinical trial application submitted
Scaling the argenx way (10%)	Talent retention (10%)	Three-year average voluntary employee turnover equal to or

Summary of Named Executive Officer Remuneration
Total remuneration Named Executive Officers
The following table sets forth the total value of the remuneration paid to the NEOs for the last three years:

(in $)	Base pay 1)	Base pay in % change vs the prior year 1)	Sign on bonus	Corporate bonus	Variable short-term incentive	Variable cash as % of maximum opportunity	Compensati on in the form of stock options 2)	Compensati on in the form of RSUs	Other benefits 3)	% fixed (of total) 4)	Total
CEO - Tim Van Hauwermeiren
2024	757,680	15%	—	—	795,563	60%	3,194,813	3,014,500	45,230	10%	7,807,786
2023	655,787	—%	—	—	590,215	60%	8,084,605 5)	2,575,174	39,054	6%	11,944,835
2022	638,901	10%	—	—	766,682	60%	4,174,684	2,159,689	38,342	9%	7,778,298
COO - Karen Massey 6)
2024	655,657	37%	—	3,636	573,593	50%	2,018,973	2,100,610	842,014	24%	6,194,483
2023	481,471	N/A	338,000 7)	2,921	467,662	50%	3,939,093	2,296,517	127,393	8%	7,653,057
CFO - Karl Gubitz
2024	553,000	7%	—	3,636	331,800	40%	2,018,973	2,100,610	260,571	15%	5,268,590
2023	516,043	6%	—	3,556	260,866	40%	2,626,062	1,287,587	62,798	12%	4,756,913
2022	487,600	79%	—	3,745	243,800	40%	2,623,633	1,356,048	91,203	12%	4,806,030
COO - Keith Woods 8)
2023	305,022	(48)%	—	—	—	—	—	—	46,034	100%	351,056
2022	583,774	5%	—	3,745	583,774	50%	2,601,982	1,364,014	205,032	15%	5,342,321
1)The base pay of the CEO is paid in EUR (for 2024 the base pay exchange rate used in this table is 1.0824 EUR/USD ), the base pay of the COO is paid in CHF (for 2024 the base pay exchange rate used in this table is 1.1363 CHF/USD). The base pay of the CFO is paid in USD. The percentage presenting the change in base pay is calculated using the currency of payment.
2)Amounts shown represent the expenses with respect to stock options measured using the Black-Scholes model. For a description of the assumptions used in valuing these awards, see “Note 13 — Share-
Based Payments” to our Consolidated Financial Statements which are appended to our Annual Report for the period ended December 31, 2024 and which are incorporated herein by reference.
3)Other benefits consists of the lease of a company car, employer-paid medical insurance premiums, pension contributions, social security costs and other allowances. In 2024, employer social security costs were impacted by the increase of share-price at year end against the share-price as of December 31, 2023.
4)Fixed compensation is considered as base pay and other benefits.
5)Based on the approved 2024 equity allocation scheme, the total equity target value for Tim Van Hauwermeiren is equal to $5,080,000 and the total equity target value for Karen Massey and Karl Gubitz is equal to $3,040,000 for each. The CEO, COO and CFO received their respective equity grants at target value converted into a number of stock options and RSUs on the Reference Date of the 30-days average share price of $375.68 per share preceding the Reference Date and the Black-Scholes model fair market value of $138.96 per stock option. This results in the number of stock options and RSUs shown above. The amounts shown above represent the actual value received at the grant date of June 28, 2024 at which date the Company’s share price was equal to $445.76. The difference of $70.08 per share is explained by the stock price increase in the intervening period primarily due to approval of VYVGART HYTRULO for CIDP in the U.S. by the FDA. For more information on the CEO equity grant, please refer to “Item 6. B. — Compensation — Equity — Determination of target value of CEO equity grant” above. The fair market value based on the Black-Scholes model for Tim Van
Hauwermeiren is $174.78 and the fair market value for the COO and CFO is $158.50. These amounts do not reflect the actual economic value realized by the beneficiary. Amounts shown represent the expenses with respect to the stock options awards granted in 2024 measured using the Black-Scholes model with unobservable assumptions. The assumptions used in the fair valuation differ between
Belgian beneficiary versus non-Belgian beneficiary. For a description of the assumptions used in valuing these awards, see “Note 13 Share-Based Payments“ to our Consolidated Financial Statements
which are appended to our Annual Report for the period ended December 31, 2024 and which are incorporated herein by reference.
6)Karen Massey joined as COO in March 2023, and consequently no comparison to 2022 is available. Ms. Massey’s remuneration shows the remuneration paid for the period March 13, 2023 through
December 31, 2023. Her 2023 variable pay pay-out has been pro-rated to reflect this as well. The increase year over year for 2024 is not representative as it is comparing to a partial work year.

7)In 2023, the Company paid a sign-on bonus to Karen Massey to allow the Company to make an overall competitive offer of employment and in recognition of lost corporate benefits as a result of early departure at Ms. Massey’s previous employer. Ensuring a competitive offer in this way and securing Ms. Massey as the Company’s new COO was deemed by the Board of Directors to be in the best interest of the Company and its stakeholders.
8)Keith Woods resigned as COO March 2023 and his employment relationship ended on June 30, 2023 and consequently the remuneration numbers show his remuneration for the period January 1, 2023 through June 30, 2023. No equity award or variable pay was paid to Mr. Woods in the year ended December 31, 2023.
Stock option overview Named Executive Officers
The table below shows (i) the stock options held as of January 1, 2024, (ii) the stock options granted to the NEOs which vested during the year ended December 31,
2024, (iii) the number of stock options scheduled to vest in the years ending December 31, 2025, December 31, 2026 and December 31, 2027 and (iv) the respective exercise price of such stock options. Each stock option was granted pursuant to the Equity Incentive Plan:

								Information regarding the reported financial year
								Opening Balance	During the Year				Closing balance
Name of Directors, Position	Specification plan	Performance Period	Award Date	Vesting date	End of retention period	Exercise Period	Exercise price of stock option (€)	Stock options held at the beginning of the period	Stock options awarded	Stock options exercised	Stock options forfeited	Stock options vested	Stock options subjected to a service period	Stock options awarded and unvested	Stock options held at the end of the year		Stock options subjected to a retention period
Tim Van Hauwermeiren, CEO	Equity incentive plan	21/12/2018 - 01/12/2021	21/12/2018	(1)	31/12/2021	01/01/2022 - 21/12/2028	86.32	80,000	—	—	—	—	—	—	80,000		—
		20/12/2019 - 01/12/2022	20/12/2019	(1)	31/12/2022	01/01/2023 - 20/12/2029	135.75	80,000	—	—	—	—	—	—	80,000		—
		21/12/2020 - 01/12/2023	21/12/2020	(1)	31/12/2023	01/01/2024 - 21/12/2030	247.60	50,000	—	—	—	—	—	—	50,000		—
		24/12/2021 - 01/12/2024	24/12/2021	(1)	31/12/2024	01/01/2025 - 24/12/2031	309.20	25,000	—	—	—	8,333	—	—	25,000		—
		23/12/2022 - 01/12/2025	23/12/2022	(1)	31/12/2025	01/01/2026 - 23/12/2032	359.60	25,000	—	—	—	8,334	8,333	8,333	25,000		25,000
		03/07/2023 - 01/07/2026	03/07/2023	(1)	31/12/2026	01/01/2027 - 03/07/2033	355.40	30,000	—	—	—	14,167	15,833	15,833	30,000		30,000
		28/06/2024 - 01/06/2027	28/06/2024	(1)	31/12/2027	01/01/2028 - 28/06/2034	416.40	—	18,279	—	—	—	18,279	18,279	18,279		18,279
Total								290,000	18,279	—	—	30,834	42,445	42,445	308,279		73,279

Karen Massey, COO	Equity incentive plan	03/07/2023 - 01/07/2026	03/07/2023	(1)	N/A	03/07/2024 - 03/07/2033	355.40	22,500	0	—	—	10,625	11,875	11,875	22,500		—
		28/06/2024 - 01/06/2027	28/06/2024	(1)	N/A	28/06/2025 - 28/06/2034	416.40	—	12,738	—	—	—	12,738	12,738	12,738		—
Total								22,500	12,738	—	—	10,625	24,613	24,613	35,238	3 5 , 2 3 8	—

Karl Gubitz, CFO	Equity incentive plan	01/07/2021 - 01/07/2024	01/07/2021	(1)	N/A	01/07/2022 - 01/07/2031	255.10	24,000	—	—	—	4,667	—	—	24,000		—
		01/07/2022 - 01/07/2025	01/07/2022	(1)	N/A	01/07/2023 - 01/07/2032	357.50	16,000	—	—	—	5,333	3,111	3,111	16,000		—
		03/07/2023 - 01/07/2026	07/03/2023	(1)	N/A	03/07/2024 - 03/07/2033	355.40	15,000	—	—	—	7,083	7,917	7,917	15,000		—
		28/06/2024 - 01/06/2027	28/06/2024	(1)	N/A	28/06/2025 - 28/06/2034	416.40	—	12,738	—	—		12,738	12,738	12,738		—
Total								55,000	12,738	—	—	17,083	23,766	23,766	67,738		—
1)1/3rd of the stock options vests on the first anniversary of the date of grant and the remaining 2/3rd vest in equal installments (24 in total) over the next two years, each time upon the 1st day of each next month.

RSU overview Named Executive Officers
The table below shows (i) the RSUs held as of January 1, 2024, (ii) the RSUs granted to the NEOs which vested during the year ended December 31, 2024 and (iii)
the number of RSUs scheduled to vest in the years ending December 31, 2025, December 31, 2026, December 31, 2027 and December 31, 2028. Each RSU was
granted pursuant to the Equity Incentive Plan:

					Information regarding the reported financial year
					Opening balance	During the Year			Closing balance
Name of Directors, Position	Vesting period	Award Date	Vesting date	End of retention period	RSUs held at the beginning of the year	RSUs awarded	RSU Forfeited	RSUs vested	RSUs subject to a service condition	RSUs awarded and unvested	RSUs held at the closing of the year	RSUs subject to a retention period
Tim van Hauwermeiren, CEO	24/12/2021 - 24/12/2025	24/12/2021	(1)	N/A	2,850	—	—	1,425	—	1,425	1,425	—
	23/12/2022 - 23/12/2026	23/12/2022	(1)	N/A	4,275	—	—	1,425	—	2,850	2,850	—
	03/07/2023 - 03/07/2027	07/03/2023	(1)	N/A	6,700	—	—	1,675	—	5,025	5,025	—
	28/06/2024 - 28/06/2028	28/06/2024	(1)	N/A	—	6,762	—		—	6,762	6,762	—
Total					13,825	6,762	—	4,525	—	16,062	16,062	—

Karen Massey, COO	03/07/2023 - 03/07/2027	03/07/2023	(1)	N/A	5,025	—	—	1,256	—	3,769	3,769	—
	28/06/2024 - 28/06/2028	28/06/2024	(1)	N/A	—	4,712	—	—	—	4,712	4,712	—
Total					5,025	4,712	—	1,256	—	8,481	8,481	—

Karl Gubitz, CFO	01/07/2021 - 01/07/2025	01/07/2021	(1)	N/A	2,700	—	—	1,350	—	1,350	1,350	—
	01/07/2022 - 01/07/2026	01/07/2022	(1)	N/A	2,700	—	—	900	—	1,800	1,800	—
	03/07/2023 - 03/07/2027	07/03/2023	(1)	N/A	3,350	—	—	837	—	2,513	2,513	—
	28/06/2024 - 28/06/2028	28/06/2024	(1)	N/A	—	4,712	—	—	—	4,712	4,712	—
Total					8,750	4,712	—	3,087	—	10,375	10,375	—
1)RSUs vest over a period of four years with 1/4th of the total grant vesting at each anniversary of the date of grant.

Summary of other members of the Senior Management Team
Stock options overview other members of the Senior Management Team
The following table sets forth information regarding stock option and RSU awards granted to members of the Senior Management Team during the year ended
December 31, 2024:

	RSUs granted in 2024				Stock options granted in 2024
Name	# RSUs	Key terms	Value at grant in $		# Stock options	Exercise price in €		Exercise price in $		Key terms	Value at grant in $ 1)	Total
Peter Ulrichts	4,712	RSUs vest and are settled in 4 equal installments of 25% over a 4 year period.		2,100,421.12	12,738		416.40		445.76	1/3 vests after year 1 2/3 vest in monthly installments in year 2 and 3.	2,740,705	$4,841,126
Malini Moorthy	4,712			2,100,421.12	12,738		416.40		445.76		2,018,973	4,119,394
Luc Truyen	4,712			2,100,421.12	12,738		416.40		445.76		2,250,490	4,350,911
Arjen Lemmen	4,712			2,100,421.12	12,738		416.40		445.76		2,740,705	4,841,126
Andria Wilk	1,331			593,306.56	3,599		416.40		445.76		774,360	1,367,667
1.These amounts do not reflect the actual economic value realized by the beneficiary. Amounts shown represent the expenses with respect to the Stock options awards granted in 2024 measured using the Black-Scholes model with unobservable assumptions. The assumptions used in the fair valuation differ between Belgian beneficiary versus non-Belgian beneficiary. The fair value of
Belgian beneficiary was higher than non-Belgian beneficiary resulting in stock based compensation expense to be higher for Belgian beneficiaries than other beneficiaries. For a description of the assumptions used in valuing these awards, see “Note 13 Share-Based Payments in our consolidated financial statements which are appended to our Annual report for the period ended
December 31, 2024 and which are incorporated herein by reference.

The table below shows (i) the stock options held as of January 1, 2024, (ii) the stock options granted to members of Senior Management Team (other than the NEOs)
which vested during the year ended December 31, 2024, (iii) the number of stock options scheduled to vest in the years ending December 31, 2025, December 31,
2026 and December 31, 2027 and (iv) the respective exercise price of such stock options. Each stock option was granted pursuant to the Equity Incentive Plan:

								Information regarding the reported financial year
								Opening balance	During the Year				Closing balance
Name of Directors, Position	Specification plan	Performance period	Award date	Vesting date	End of retention period	Exercise period	Exercise price of stock option in €	Stock options held at the beginning of the year	Stock options awarded	Stock options exercised	Stock options forfeited	Stock options vested	Stock options subject to a service condition	Stock options awarded and unvested	Stock options held at the end of the year	Stock options subject to a retention period
Peter Ulrichts, CSO	Equity incentive plan	20/12/2019 - 01/12/2022	20/12/ 2019	(1)	31/12/ 2022	01/01/2023 - 20/12/2029	135.75	5,000	—	1,000	—	—	—	—	4,000	—
		21/12/2020 - 01/12/2023	21/12/ 2020	(1)	31/12/ 2023	01/01/2024 - 21/12/2030	247.60	9,900	—	2,249	—	—	—	—	7,651	—
		24/12/2021 - 01/12/2024	24/12/ 2021	(1)	31/12/ 2024	01/01/2025 - 24/12/2026	309.20	3,420	—	—	—	1,140	—	—	3,420	—
		23/12/2022 - 01/12/2025	23/12/ 2022	(1)	31/12/ 2025	01/01/2026 - 23/12/2027	359.60	16,000	—	—	—	3,812	3,811	3,811	16,000	16,000
		03/07/2023 - 01/07/2026	03/07/ 2023	(1)	31/12/ 2026	01/01/2027 - 03/07/2028	355.40	15,000	—	—	—	7,083	7,917	7,917	15,000	15,000
		28/06/2024 - 01/06/2027	28/06/ 2024	(1)	31/12/ 2027	01/01/2028 - 28/06/2034	416.40	—	12,738	—	—	2,782	9,956	9,956	12,738	12,738
Total								49,320	12,738	3,249	—	14,817	21,684	21,684	58,809	43,738

Malini Moorthy, Legal Counsel	Equity incentive plan	01/04/2022 - 01/04/2025	01/04/2022	(1)	N/A	01/04/2023 - 01/04/2032	282.50	16,500	—	10,000	—	8,000	2,667	2,667	6,500	—
		03/07/2023 - 01/07/2026	03/07/2023	(1)	N/A	03/07/2024 - 03/07/2033	355.40	15,000	—	—	—	7,083	7,917	7,917	15,000	—
		28/06/2024 - 01/06/2027	28/06/2024	(1)	N/A	01/01/2028 - 28/06/2034	416.40	—	12,738	—	—	0	12,738	12,738	12,738	—
Total								31,500	12,738	10,000	—	15,083	23,322	23,322	34,238	—

Luc Truyen, CMO	Equity incentive plan	01/10/2021 - 01/10/2024	01/10/2021	(1)	31/12/2024	01/01/2025 - 01/10/2026	259.5	24,000	—	—	—	6,667	—	—	24,000	—
		23/12/2022 - 01/12/2025	23/12/2022	(1)	31/12/2025	01/01/2026 - 23/12/2027	359.6	16,000	—	—	—	5,334	5,333	5,333	16,000	16,000
		03/07/2023 - 01/07/2026	03/07/2023	(1)	31/12/2026	01/01/2027 - 03/07/2028	355.4	15,000	—	—	—	7,083	7,917	7,917	15,000	15,000
		28/06/2024 - 01/06/2027	28/06/2024	(1)	31/12/2027	01/01/2028 - 28/06/2034	416.4	—	12,738	—	—	—	12,738	12,738	12,738	12,738
Total								55,000	12,738	—	—	19,084	25,988	25,988	67,738	43,738

								Information regarding the reported financial year
								Opening balance	During the Year				Closing balance
Name of Directors, Position	Specification plan	Performance period	Award date	Vesting date	End of retention period	Exercise period	Exercise price of stock option in €	Stock options held at the beginning of the year	Stock options awarded	Stock options exercised	Stock options forfeited	Stock options vested	Stock options subject to a service condition	Stock options awarded and unvested	Stock options held at the end of the year	Stock options subject to a retention period
Arjen Lemmen, Vice President of Corporate Development & Strategy	Equity incentive plan	28/06/2018 - 01/06/2021	28/06/2018	(1)	31/12/2021	01/01/2022 - 28/06/2028	80.82	695	—	695	—	—	—	—	—	—
		21/12/2018 - 01/12/2021	21/12/2018	(1)	31/12/2021	01/01/2022 - 21/12/2028	86.32	15,952	—	15,952	—	—	—	—	—	—
		20/12/2019 - 01/12/2022	20/12/2019	(1)	31/12/2022	01/01/2023 - 20/12/2029	135.75	37,555	—	37,555	—	—	—	—	—	—
		21/12/2020 - 01/12/2023	21/12/2020	(1)	31/12/2023	01/01/2024 - 21/12/2030	247.60	50,000	—	2,326	—	—	—	—	47,674	—
		24/12/2021 - 01/12/2024	24/12/2021	(1)	31/12/2024	01/01/2025 - 24/12/2031	309.20	16,000	—	—	—	5,333	—	—	16,000	—
		23/12/2022 - 01/12/2025	23/12/2022	(1)	N/A	23/12/2023 - 23/12/2032	359.60	16,000	—	—	—	5,333	5,333	5,333	16,000	—
		03/07/2023 - 01/07/2026	03/07/2023	(1)	N/A	03/07/2024 - 03/07/2033	355.40	15,000	—	—	—	7,084	7,917	7,917	15,000	—
		28/06/2024 - 01/06/2027	28/06/2024	(1)	31/12/2027	01/01/2028 - 28/06/2034	416.40	—	12,738	—	—	0	12,738	12,738	12,738	12,738
Total								151,202	12,738	56,528	—	17,750	25,988	25,988	107,412	12,738
Andria Wilk, Global Head of Quality	Equity incentive plan	21/12/2020 - 01/12/2023	21/12/2020	(1)	31/12/2023	01/01/2024 - 21/12/2025	247.60	9,900	—	9,813	—	—	—	—	87	—
		24/12/2021 - 01/12/2024	24/12/2021	(1)	31/12/2024	01/01/2025 - 24/12/2031	309.20	4,446	—	—	—	756	—	—	4,446	—
		23/12/2022 - 01/12/2025	23/12/2022	(1)	31/12/2025	01/01/2026 - 23/12/2027	359.60	4,600	—	—	—	1,127	1,032	1,032	4,600	4,600
		03/07/2023 - 01/07/2026	03/07/2023	(1)	31/12/2026	01/01/2027 - 03/07/2033	355.40	4,600	—	—	—	1,809	1,915	1,915	4,600	3,830
		28/06/2024 - 01/06/2027	28/06/2024	(1)	31/12/2027	01/01/2028 - 28/06/2034	416.40	—	3,599	—	—	786	2,813	2,813	3,599	2,813
Total								23,546	3,599	9,813	—	4,478	5,760	5,760	17,332	11,243
1)1/3rd of the stock options vests on the first anniversary of the date of grant and the remaining 2/3rd vest in equal installments (24 in total) over the next two years, each time upon the 1st day of each next month.
RSU overview other members of the Senior Management Team
The table below shows (i) the RSUs held as of January 1, 2024, (ii) the RSUs granted to members of Senior Management Team (other than the NEOs) which vested during the year ended December 31, 2024 and (iii) the number of RSUs scheduled to vest in the years ending December 31, 2025, December 31, 2026, December 31,
2027 and December 31, 2028. Each RSU was granted pursuant to the Equity Incentive Plan:

					Information regarding the reported financial year
					Opening balance	During the Year			Closing balance
Name of Directors, Position	Vesting period	Award date	Vesting date	End of retention period	RSU’s held at the beginning of the year	RSUs awarded	RSUs forfeited	RSUs vested	RSUs subject to a service condition	RSUs awarded and unvested	RSUs held at the closing of the year	RSUs subject to a retention period
Peter Ulrichts, CSO	24/12/2021 - 24/12/2025	12/24/2021	(1)	N/A	380	—	—	190	—	190	190
	23/12/2022 - 23/12/2026	12/23/2022	(1)	N/A	2,700	—	—	900	—	1,800	1,800	—
	03/07/2023 - 03/07/2027	7/3/2023	(1)	N/A	3,350	—	—	837	—	2,513	2,513	—
	28/06/2024 - 27/06/2028	6/28/2024	(1)	N/A	—	4,712	—	—	—	4,712	4,712	—
Total					6,430	4,712	—	1,927	—	9,215	9,215	—

Malini Moorthy, General Counsel	01/04/2022 - 01/04/2026	4/1/2022	(1)	N/A	4,050	—	—	1,350	—	2,700	2,700	—
	03/07/2023 - 03/07/2027	7/3/2023	(1)	N/A	3,350	—	—	837	—	2,513	2,513	—
	28/06/2024 - 27/06/2028	6/28/2024	(1)	N/A	—	4,712	—	—	—	4,712	4,712	—
Total					7,400	4,712	—	2,187	—	9,925	9,925	—

Luc Truyen, CMO	01/10/2021 - 01/10/2025	10/1/2021	(1)	N/A	2,700	—	—	1,350	—	1,350	1,350	—
	23/12/2022 - 23/12/2026	12/23/2022	(1)	N/A	2,700	—	—	900	—	1,800	1,800	—
	03/07/2023 - 03/07/2027	7/3/2023	(1)	N/A	3,350	—	—	837	—	2,513	2,513	—
	28/06/2024 - 27/06/2028	6/28/2024	(1)	N/A	—	4,712	—	—	—	4,712	4,712	—
Total					8,750	4,712	—	3,087	—	10,375	10,375	—

Arjen Lemmen, Vice President of Corporate Development & Strategy	24/12/2021 - 24/12/2025	12/24/2021	(1)	N/A	1,800	—	—	900	—	900	900	—
	23/12/2022 - 23/12/2026	12/23/2022	(1)	N/A	2,700	—	—	900	—	1,800	1,800	—
	03/07/2023 - 03/07/2027	7/3/2023	(1)	N/A	3,350	—	—	837	—	2,513	2,513	—
	28/06/2024 - 27/06/2028	6/28/2024	(1)	N/A	—	4,712	—	—	—	4,712	4,712	—
Total					7,850	4,712	—	2,637	—	9,925	9,925	—

Andria Wilk, Global Head of Quality	24/12/2021 - 24/12/2025	12/24/2021	(1)	N/A	494	—	—	247	—	247	247	—
	23/12/2022 - 23/12/2026	12/23/2022	(1)	N/A	750	—	—	250	—	500	500	—
	03/07/2023 - 03/07/2027	7/3/2023	(1)	N/A	1,000	—	—	250	—	750	750	—
	28/06/2024 - 27/06/2028	6/28/2024	(1)	N/A	—	1,331	—	—	—	1,331	1,331	—
Total					2,244	1,331	—	747	—	2,828	2,828	—
1)RSUs vest over a period of four years with 1/4th of the total grant vesting at each anniversary of the date of grant.

Summary of Non-Executive Director Equity compensation
Stock Option overview Non-Executive Directors
The table below shows (i) the stock options held at January 1, 2024, (ii) the stock options granted to the Non-Executive Directors which have vested during the year ended December 31, 2024, (iii) the number of stock options scheduled to vest in the years ending December 31, 2025 and December 31, 2026 and (iv) the respective exercise price of such stock options. No stock options were granted in 2024 to Non-Executive Directors and consequently Dr. Brian Kotzin does not hold any stock options and is as such not included in the below table.

							Information regarding the reported financial year
							Opening balance	During the Year			Closing balance
Name of Directors	Performance period	Award date	Vesting date	End of retention period	Exercise period	Grant price in €	Stock options held at the beginning of the year	Stock options awarded	Stock options exercised	Stock options vested	Stock options subject to a service condition	Stock options awarded and unvested	Stock options held at the end of the year	Stock options subject to a retention period
Mr. Peter Verhaeghe	18/12/2014 - 18/12/2017	12/18/2014	(1)	12/31/2017	01/01/2018 - 18/12/2024	7.17	2,000	—	2,000	—	—	—	—	—
	18/06/2016 - 18/06/2019	6/18/2016	(1)	12/31/2019	01/01/2020 - 18/06/2026	11.38	10,000	—	6,000	—	—	—	4,000	—
	21/12/2018 - 21/12/2021	12/21/2018	(1)	12/31/2021	01/01/2022 - 21/12/2028	86.32	10,000	—	—	—	—	—	10,000	—
	20/12/2019 - 20/12/2022	12/20/2019	(1)	12/31/2022	01/01/2023 - 20/12/2029	135.75	10,000	—	—	—	—	—	10,000	—
	21/12/2020 - 21/12/2023	12/21/2020	(1)	12/31/2023	01/01/2024 - 21/12/2030	247.60	10,000	—	—	—	—	—	10,000	—
	24/12/2021 - 24/12/2024	12/24/2021	(2)	12/31/2024	01/01/2025 - 24/12/2031	309.20	2,700	—	—	2,700	—	—	2,700	—
	23/12/2022 - 23/12/2025	12/23/2022	(2)	12/31/2025	01/01/2026 - 23/12/2032	359.60	2,700	—	—	—	—	2,700	2,700	2,700
	03/07/2023 - 03/07/2026	7/3/2023	(2)	12/31/2026	01/01/2027 - 03/07/2033	355.40	1,600	—	—	—	—	1,600	1,600	1,600
Total							49,000	0	8,000	2,700	—	4,300	41,000	4,300

Mr. Steve Krognes	03/04/2023 - 03/04/2026	4/3/2023	(2)	12/31/2026	03/04/2024 - 03/04/2033	340.70	2,400	0				2,400	2,400	2,400
Total							2,400	—	—	—	—	2,400	2,400	2,400

							Information regarding the reported financial year
							Opening balance	During the Year			Closing balance
Name of Directors	Performance period	Award date	Vesting date	End of retention period	Exercise period	Grant price in €	Stock options held at the beginning of the year	Stock options awarded	Stock options exercised	Stock options vested	Stock options subject to a service condition	Stock options awarded and unvested	Stock options held at the end of the year	Stock options subject to a retention period
Dr. Pamela Klein	21/12/2018 - 21/12/2021	12/21/2018	(1)	N/A	21/12/2019 - 21/12/2028	86.32	1,500	—	1,500	—	—	—	—	—
	20/12/2019 - 20/12/2022	12/20/2019	(1)	N/A	20/12/2020 - 20/12/2029	135.75	10,000	—	2,500	—	—	—	7,500	—
	21/12/2020 - 21/12/2023	12/21/2020	(1)	N/A	21/12/2021 - 21/12/2030	247.60	10,000	—	—	—	—	—	10,000	—
	24/12/2021 - 24/12/2024	12/24/2021	(2)	12/31/2024	24/12/2022 - 24/12/2031	309.20	2,700	—	—	2,700	—	—	2,700	—
	23/12/2022 - 23/12/2025	12/23/2022	(2)	12/31/2025	23/12/2023 - 23/12/2032	359.60	2,700	—	—	—	—	2,700	2,700	2,700
	03/07/2023 - 03/07/2026	7/3/2023	(2)	12/31/2026	03/07/2024 - 03/07/2033	355.40	1,600	—	—	—	—	1,600	1,600	1,600
Total							28,500	—	4,000	2,700	—	4,300	24,500	4,300

Dr. Donald deBethizy	18/06/2016 - 18/06/2019	6/18/2016	(1)	N/A	18/06/2017 - 18/06/2026	11.38	10,000	—	—	—	—	—	10,000	—
	21/12/2018 - 21/12/2021	12/21/2018	(1)	N/A	21/12/2019 - 21/12/2028	86.32	10,000	—	—	—	—	—	10,000	—
	20/12/2019 - 20/12/2022	12/20/2019	(1)	N/A	20/12/2020 - 20/12/2029	135.75	10,000	—	—	—	—	—	10,000	—
	21/12/2020 - 21/12/2023	12/21/2020	(1)	N/A	21/12/2021 - 21/12/2030	247.60	10,000	—	—	—	—	—	10,000	—
	24/12/2021 - 24/12/2024	12/24/2021	(2)	12/31/2024	24/12/2022 - 24/12/2031	309.20	2,700	—	—	2,700	—	—	2,700	—
	23/12/2022 - 23/12/2025	12/23/2022	(2)	12/31/2025	23/12/2023 - 23/12/2032	359.60	2,700	—	—	—	—	2,700	2,700	2,700
	03/07/2023 - 03/07/2026	7/3/2023	(2)	12/31/2026	03/07/2024 - 03/07/2033	355.40	1,600	—	—	—	—	1,600	1,600	1,600
Total							47,000	—	—	2,700	—	4,300	47,000	4,300

							Information regarding the reported financial year
							Opening balance	During the Year			Closing balance
Name of Directors	Performance period	Award date	Vesting date	End of retention period	Exercise period	Grant price in €	Stock options held at the beginning of the year	Stock options awarded	Stock options exercised	Stock options vested	Stock options subject to a service condition	Stock options awarded and unvested	Stock options held at the end of the year	Stock options subject to a retention period
Anthony Rosenberg	13/12/2016 - 13/12/2019	12/13/2016	(1)	N/A	13/12/2017 - 13/12/2026	14.13	15,000	—	7,200	—	—	—	7,800	—
	21/12/2018 - 21/12/2021	12/21/2018	(1)	N/A	21/12/2019 - 21/12/2028	86.32	10,000	—	—	—	—	—	10,000	—
	20/12/2019 - 20/12/2022	12/20/2019	(1)	N/A	20/12/2020 - 20/12/2029	135.75	8,840	—	—	—	—	—	8,840	—
	21/12/2020 - 21/12/2023	12/21/2020	(1)	N/A	21/12/2021 - 21/12/2030	247.60	3,640	—	—	—	—	—	3,640	—
	24/12/2021 - 24/12/2024	12/24/2021	(2)	12/31/2024	24/12/2022 - 24/12/2031	309.20	2,700	—	—	2,700	—	—	2,700	—
	23/12/2022 - 23/12/2025	12/23/2022	(2)	12/31/2025	23/12/2023 - 23/12/2032	359.60	2,700	—	—	—	—	2,700	2,700	2,700
	03/07/2023 - 03/07/2026	7/3/2023	(2)	12/31/2026	03/07/2024 - 03/07/2033	355.40	1,600	—	—	—	—	1,600	1,600	1,600
Total							44,480	—	7,200	2,700	—	4,300	37,280	4,300

James Daly	21/12/2020 - 21/12/2023	12/21/2020	(1)	N/A	21/12/2021 - 21/12/2030	247.60	10,000	—	—	—	—	—	10,000	—
	24/12/2021 - 24/12/2024	12/24/2021	(2)	12/31/2024	24/12/2022 - 24/12/2031	309.20	2,700	—	—	2,700	—	—	2,700	—
	23/12/2022 - 23/12/2025	12/23/2022	(2)	12/31/2025	23/12/2023 - 23/12/2032	359.60	2,700	—	—	—	—	2,700	2,700	2,700
	03/07/2023 - 03/07/2026	7/3/2023	(2)	12/31/2026	03/07/2024 - 03/07/2033	355.40	1,600	—	—	—	—	1,600	1,600	1,600
Total							17,000	—	—	2,700	—	4,300	17,000	4,300

Camilla Sylvest	03/10/2022 - 03/10/2025	10/3/2022	(2)	12/31/2025	03/10/2023 - 03/10/2032	368.50	4,050	—	—	—	—	4,050	4,050	4,050
	03/07/2023 - 03/07/2026	7/3/2023	(2)	12/31/2026	03/07/2024 - 03/07/2033	355.40	1,200	—	—	—	—	1,200	1,200	1,200
Total							5,250	—	—	—	—	5,250	5,250	5,250

Dr. Ana Cespedes	23/12/2022 - 23/12/2025	12/23/2022	(2)	12/31/2025	23/12/2023 - 23/12/2032	359.60	4,050	—	—	—	—	4,050	4,050	4,050
	03/07/2023 - 03/07/2026	7/3/2023	(2)	12/31/2026	03/07/2024 - 03/07/2033	355.40	800	—	—	—	—	800	800	800
Total							4,850	—	—	—	—	4,850	4,850	4,850

1)1/3rd of the stock options vests on the first anniversary of the date of grant and the remaining 2/3rd vest in equal monthly installments (24 in total) over the next two years, each time upon the 1st day of each next month.
2)Stock options vest upon third anniversary of the grant.
RSU overview Non-Executive Directors
The table below shows (i) the RSUs held at January 1, 2024, (ii) the RSUs granted to the Non-Executive Directors which have vested during the year ended
December 31, 2024 and (iii) RSUs scheduled to vest in the years ending December 31, 2025, December 31, 2026 and December 31, 2027 (in number of RSUs).
RSUs granted to Non-Executive Directors before 2024 vest over a period of four years with 1/4th of the total grant vesting at each anniversary of the grant date. RSUs granted to Non-Executive Directors in 2024 will all vest on the 1st anniversary of the grant date in 2025 and are subject to a holding period of 3 years.

					Information regarding the reported financial year
					Opening balance	During the Year		Closing balance
Name of member of Board of Directors	Vesting period	Award date	Vesting date	End of holding period	RSUs held at the beginning of the year	RSUs awarded	RSUs vested	RSUs subject to a service condition	RSUs awarded and unvested	RSUs held at the closing of the year	RSUs subject to a holding period
Mr. Peter Verhaeghe	24/12/2021 - 24/12/2025	24/12/2021	(1)	N/A	300	—	150	—	150	150	—
	23/12/2022 - 23/12/2026	23/12/2022	(1)	N/A	450	—	150	—	300	300	—
	03/07/2023 - 03/07/2027	07/03/2023	(1)	N/A	350	—	87	—	263	263	—
	28/06/2024 - 28/06/2025	28/06/2024	(1)	28/06/2028	—	1065	—	—	1,065	1,065	—
Total					1,100	1,065	387	—	1,778	1,778	—

Mr. Steve Krognes	03/04/2023 - 03/04/2027	03/04/2023	(1)	N/A	525	0		—	394	394	—
	28/06/2024 - 28/06/2025	06/28/2024	(1)	28/06/2028	0	1,065	0	—	1,065	1,065	—
Total					525	1,065	131	—	1,459	1,459	—

Dr. Pamela Klein	24/12/2021 - 24/12/2025	24/12/2021	(1)	N/A	300	—	150	—	150	150	—
	23/12/2022 - 23/12/2026	23/12/2022	(1)	N/A	450	—	150	—	300	300	—
	03/07/2023 - 03/07/2027	07/03/2023	(1)	N/A	350	—	87	—	263	263	—
	28/06/2024 - 28/06/2025	28/06/2024	(1)	28/06/2028	—	1065	—	—	1,065	1,065	—
Total					1,100	1,065	387	—	1,778	1,778	—

Dr. Donald deBethizy	24/12/2021 - 24/12/2025	24/12/2021	(1)	N/A	300	—	150	—	150	150	—
	23/12/2022 - 23/12/2026	23/12/2022	(1)	N/A	450	—	150	—	300	300	—
	03/07/2023 - 03/07/2027	07/03/2023	(1)	N/A	350	—	87	—	263	263	—
	28/06/2024 - 28/06/2025	28/06/2024	(1)	28/06/2028	—	1065	—	—	1,065	1,065	—
Total					1,100	1,065	387	—	1,778	1,778	—

					Information regarding the reported financial year
					Opening balance	During the Year		Closing balance
Anthony Rosenberg	24/12/2021 - 24/12/2025	24/12/2021	(1)	N/A	300	—	150	—	150	150	—
	23/12/2022 - 23/12/2026	23/12/2022	(1)	N/A	450	—	150	—	300	300	—
	03/07/2023 - 03/07/2027	07/03/2023	(1)	N/A	350	—	87	—	263	263
	28/06/2024 - 28/06/2025	28/06/2024	(1)	28/06/2028	—	1065	—	—	1,065	1,065	—
Total					1,100	1,065	387	—	1,778	1,778	—

James Daly	24/12/2021 - 24/12/2025	24/12/2021	(1)	N/A	300	—	150	—	150	150	—
	23/12/2022 - 23/12/2026	23/12/2022	(1)	N/A	450	—	150	—	300	300	—
	03/07/2023 - 03/07/2027	07/03/2023	(1)	N/A	350	—	87	—	263	263	—
	28/06/2024 - 28/06/2025	28/06/2024	(1)	28/06/2028	—	1065	—	—	1,065	1,065	—
Total					1,100	1,065	387	—	1,778	1,778	—

Camilla Sylvest	03/10/2022 - 03/10/2026	03/10/2022	(1)	N/A	675	—	225	—	450	450	—
	03/07/2023 - 03/07/2027	07/03/2023	(1)	N/A	263	—	66	—	197	197	—
	28/06/2024 - 28/06/2025	28/06/2024	(1)	28/06/2028	—	1065	—	—	1,065	1,065	—
Total					938	1,065	291	—	1,712	1,712	—

Dr. Ana Cespedes	23/12/2022 - 23/12/2026	23/12/2022	(1)	N/A	675	—	225	—	450	450	—
	03/07/2023 - 03/07/2027	07/03/2023	(1)	N/A	175	—	44	—	131	131	—
	28/06/2024 - 28/06/2025	28/06/2024	(1)	28/06/2028	—	1065	—	—	1,065	1,065	—
Total					850	1,065	269	—	1,646	1,646	—

Dr. Brian Kotzin	28/06/2024 - 28/06/2028	28/06/2024	(1)	28/06/2028	—	1,598	—	—	1,598	1,598	—
Total					—	1,598	—	—	1,598	1,598	—
1)RSUs granted before 2024 vest over a period of four years with 1/4th of the total grant vesting at each anniversary of the date of grant. RSUs granted to Non-Executive Directors in 2024 will all vest on the 1st anniversary of the grant date in 2025 and are subject to a holding period of 3 years.

C.       BOARD PRACTICES
Director Independence
As a foreign private issuer, under the Nasdaq Listing Rules, we are not required to have a majority independent directors on our Board of Directors, except that Audit and Compliance Committee is required to consist fully of independent directors. However, our Board of Directors has determined that, taking into account any applicable committee independence standards, all of our Non-Executive Directors, including the members of Audit and Compliance
Committee, are “independent directors” under Rule 10A-3 of the Exchange Act and the applicable rules of Nasdaq and of the DCGC. In making such determination, our Board of Directors considered the relationships that each Non-
Executive Director has with us and all other facts and circumstances our Board of Directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).
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
As of the date of this Annual Report (or in any period before), none of the members of our Board of Directors and Senior
Management Team has or has had a family relationship with any other member of our Board of Directors or Senior
Management Team.
Directors may be suspended or removed by the General Meeting at any time, with or without cause, by means of a resolution passed by a simple majority of the votes cast. Pursuant to the Dutch Civil Code, Executive Directors may also be suspended by the board of directors. A suspension of an Executive Director by the board of directors may be discontinued by the shareholders at any time at a General Meeting.
Diversity
In accordance with applicable Dutch legislation, we are required to report annually to the Social Economic Council
(Sociaal-Economische Raad) on (i) the gender ratio, i.e., the male and female Executive Directors and Non-Executive
Directors, as well as employees in managerial positions at the end of the financial year, (ii) the Company’s self-imposed appropriate and ambitious targets in the form of a target figure to make the ratio between the number of male and female
Executive Directors and Non-Executive Directors, as well as in categories of employees in managerial positions to be determined by the Company, more balanced, and (iii) the plan of action to achieve these targets. If we have not complied with one or more of the foregoing, we are required to report on the reasons for this non-compliance.
As of December 31, 2024, our Board of Directors consisted of 10 directors, including 1 Executive Director and 9 Non-
Executive Directors. Of the directors who chose to disclose their gender, the Board of Directors contained 6 male directors and 3 female directors (Non-Executive Directors), translating into a 60.00% male / 30.00% female balance for our full Board of Directors (compared to 5 males and 3 females (Non-Executive Directors) (55.56%/33.33%) as of
December 31, 2023) and a 66.67% male / 33.33% female balance for our Non-Executive Directors (compared to 62.50%
male/37.50% female as of December 31, 2023).
As of December 31, 2024, our Company leadership team consisted of 57 persons, comprised of a mix of 24 males and 28 females, (42% / 49% respectively) while 5 positions remained vacant. Compared to 31 persons as of December 31, 2023, comprised of a mix of 19 males and 12 females, (61% / 39% respectively). Our leadership consists of all full time employees reporting directly to our CEO, as well as all (other) leaders of our largest functions and projects. Each of these positions is characterized by a high impact across the organization, leading a global and cross functional team and having a global reach. We estimate that as of December 31, 2024, 58% of our workforce were female and 42% were male (compared to 58% female and 42% male as of December 31, 2023).
Role of the Board in Risk Oversight
Our Board of Directors is responsible for the oversight of our risk management activities and has specifically designated the audit and compliance committee (the Audit and Compliance Committee) to assist our Board of Directors in this task and prepare recommendations in this respect to the Board of Directors. While our Board of Directors oversees our risk management, our Senior Management Team is responsible for day-to-day risk management processes. Our Board of
Directors expects our Senior Management Team to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the Board of Directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face.
Composition, Appointment and Dismissal
The Articles of Association provide that our Board of Directors will consist of our Executive Director(s) and Non-
Executive Directors. The number of Executive Directors must at all times be less than the number of Non-Executive
Directors. The number of directors, as well as the number of Executive Directors and Non-Executive Directors, is
determined by our Board of Directors, provided that the Board of Directors must consist of at least three members.
Our directors are appointed by the General Meeting for a period of four years as either Executive Directors or as Non-
Executive Directors. This four-year term aligns with best practice 2.2.1 of the DCGC, which stipulates that executive and
Non-Executive Directors may be appointed for a maximum period of four years. We believe that appointing directors for a four-year term, rather than for example annual (re-)appointments, promotes stability and continuity within the Board of
Directors. It also allows deserving candidates to be appointed for more than one year, enhancing our position in recruitment processes, as longer appointment periods are generally more attractive to candidates. Additionally, it contributes to the Board of Directors' and, by extension, the Company's ability to focus on long-term goals, in line with the DCGC's principle that a company's strategy should aim for sustainable long-term value creation.
In accordance with best practice provision 2.2.1 of the DCGC, Executive Directors may be reappointed for periods not more than four years at a time. In accordance with best practice provision 2.2.2 of the DCGC, Non-Executive Directors may be reappointed once for a period of four years, after which the Non-Executive Director may be reappointed again for a period of two years, which reappointment may be extended by at most two years. In the event of a reappointment after an eight-year period, reasons will be given in the report of the Board of Directors. The Board of Directors is required to make one or more proposals for each seat on our Board of Directors to be filled. A resolution to nominate a director by our Board of Directors (with support from the remuneration and nomination committee (the Remuneration and Nomination Committee) may be adopted by a simple majority of the votes cast.
Our Board of Directors conducts evaluations of all its directors and director candidates to create a well-rounded board, designed to promote long-term shareholder value creation through strong leadership and oversight. The Board of
Directors recognizes that directors who serve on the board for longer terms can be valuable sources of continuity, understanding of the business and historical insight.
Our Board of Directors designates one Executive Director as CEO and may grant other titles to Executive Directors (if appointed). Our Board of Directors also designates a Non-Executive Director as chairperson of the Board of Directors and a Non-Executive Director as vice chairperson of the Board of Directors. The legal relationship between an executive member of the Board of Directors and argenx SE will not be considered as an employment agreement. Employment agreements between an Executive Director and a Group company (other than argenx SE) are permitted. In the absence of an employment agreement, members of a board of directors generally do not enjoy the same protection as employees under Dutch labor law.
For a discussion of date of expiration of the current term of office and the period during which the person has served in that office, “Item 6.1. — Directors, Senior Management and Employees - Directors and Senior Management”.
Except for the arrangements described in “Item 7.B. — Related Party Transactions - Agreements with Our Senior
Management”, there are no arrangements or understanding between us and any of the Executive Directors providing for benefits upon termination of their employment, other than as required by applicable law. In addition, the contracts between us and our Non-Executive Directors do not provide for any benefits upon termination. In addition, the Company is not party to any agreement with a director or employee providing for compensation if his or her employment is terminated because of a public takeover offer in respect of the Company.
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
Our Non-Executive Directors have established and appointed (i) an Audit and Compliance Committee; and (ii) the
Remuneration and Nomination Committee.

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
Audit and Compliance Committee
Our Audit and Compliance Committee consists of four members: Mr. Steve Krognes (chairperson), Mr. Peter
Verhaeghe, Anthony Rosenberg and James Daly.
Our Board of Directors previously established that Mr. Peter Verhaeghe, Anthony Rosenberg, James Daly and Mr. Steve
Krognes satisfy the independence requirements set forth in Rule 10A-3 of the Exchange Act and that Mr. Steve Krognes qualifies as “audit committee financial experts” as defined by SEC rules and Article 39 paragraph 1 of Directive
2014/56/EU of the European Parliament and of the Council of April 16, 2014 amending Directive 2006/43/EC on statutory audits of annual accounts and consolidated accounts and has the requisite financial sophistication under the applicable Nasdaq rules and regulations. Further, our Board of Directors established that the composition of the Audit and Compliance Committee meets the requirements under the Dutch Decree on Establishing Audit Committees.
Our Audit and Compliance Committee assists our Board of Directors in overseeing the accuracy and integrity of our accounting, financial and non-financial (including sustainability) reporting processes and audits and reviews of our consolidated financial statements as well as non-financial statements, the implementation and effectiveness of an internal control system and our compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence and the performance of the independent auditors. Our Audit and Compliance Committee is also responsible for monitoring the status of, and compliance with, our global ethics and compliance program and meets with the head of our ethics and compliance function at least quarterly to discuss the status and overall effectiveness of the program as well as any issues or incidents that occurred and remedial actions needed (if applicable). The committee furthermore oversees climate-related risks and supervises the status of the Company’s cybersecurity program and regularly (at least quarterly) discusses the status thereof with our Senior Management Team.
Our Audit and Compliance Committee is governed by a charter that complies the Nasdaq Listing Rules and the DCGC and is publicly available on our website. It is responsible for, among other things, establishing methods and procedures for supervising, and where necessary requiring improvements of, our financial reporting, risk management, ethics and compliance and organization for the purpose of making appropriate recommendations to our Board of Directors in that regard.
Our Audit and Compliance Committee meets as often as is required for its proper functioning, but at least four times a year and at least once a year meets separately with our independent auditor. Our Audit and Compliance Committee reports regularly to our Board of Directors on the exercise of its functions. It informs our Board of Directors about all areas in which action or improvement is necessary in its opinion and produces recommendations concerning the necessary steps or resolutions that need to be taken. The audit review and the reporting on that review cover us and our subsidiaries as a whole. The members of the Audit and Compliance Committee are entitled to receive all information which they need for the performance of their function, from our Board of Directors and employees. Every member of the
Audit and Compliance Committee shall exercise this right in consultation with the chairperson of the Audit and
Compliance Committee. Please refer to “Item 6.C — Board Practices — Report Audit and Compliance Committee” for
an overview of the number of meetings and attendance rates.
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
In 2024, the main points of discussion at the meetings were the 2023 consolidated financial statements and press release as well as interim consolidated financial statements and press releases, internal audit and external auditors’ reports, the review of quarterly forecasts, updates on tax priorities, cash management, CSRD implementation (including finalization of the double materiality assessment), the Company’s ethics and compliance program, the Company’s cyber security program and the Company’s privacy program.
In 2024, 6 formal Audit and Compliance Committee meetings were held. The meeting attendance rate for our Non-
Executive Directors is set out in the table below.

Name	Number of meetings attended in 2024 since appointment	Attendance %
Mr. Steve Krognes (chairperson)	6	100%
Mr. Peter Verhaeghe	6	100%
Anthony Rosenberg	6	100%
James Daly	6	100%
Remuneration and Nomination Committee
We have established a Remuneration and Nomination Committee, which serves as both the remuneration committee and selection and appointment committee as prescribed by the DCGC. Our Remuneration and Nomination Committee
currently consists of three members: Dr. Donald deBethizy (chairperson), Peter Verhaeghe and Dr. Ana Cespedes. As announced on February 27, 2025, Donald deBethizy will retire from the Board of Directors after the annual General
Meeting to be held on May 27, 2025 (the 2025 General Meeting). Consequently, Dr. Ana Cespedes will succeed Dr.
Donald deBethizy as the chairperson of the Remuneration and Nomination Committee and Mr. Steve Krognes will become a member of the Remuneration and Nomination Committee.
Our Remuneration and Nomination Committee is responsible for, among other things:
•regularly reviewing the remuneration policy and practices in light of all relevant circumstances and benchmarks, and recommending to the Non-Executive Directors the remuneration of the individual Executive Directors;
•advising our Board of Directors in respect of the remuneration for the Non-Executive Directors;
•preparing the remuneration report to be included in our annual report; and
•drawing up selection criteria and appointment procedures for directors and making proposals for appointment and re-
appointment of the directors.
The Remuneration and Nomination Committee consists of at least three members. The Remuneration and Nomination
Committee meets as often as is required for its proper functioning, but at least once per year to evaluate its functioning.
Please refer to “Item 6.C — Board Practices — Report Remuneration and Nomination Committee” for an overview of the number of meetings and attendance rates.
Report Remuneration and Nomination Committee
The Remuneration and Nomination Committee assists the Board of Directors by, amongst other matters, regularly reviewing our remuneration policy, preparing remuneration proposals and periodically assessing the size and composition of the Board of Directors, as well as preparing the policy of the Senior Management Team on the selection criteria and appointment procedures for the Senior Management Team. During their deliberations in 2024, the main topics of discussion were long-term succession and development planning for key company leadership. The key themes in 2024 were around our evolving remuneration practices and needs in light of stakeholder feedback and engagement, leading up to a proposed revised remuneration policy in 2024 and preparations for a further revised policy to be proposed in 2025.
In 2024, 6 formal Remuneration and Nomination Committee meetings were held. The meeting attendance rate for our
Directors is set out in the table below.

Name	Number of meetings attended in 2024 since appointment	Attendance %
Dr. Donald deBethizy (chairperson)	6	100%
Mr. Peter Verhaeghe	5	83.33%
Dr. Ana Cespedes	6	100%

Informal subcommittees
Research and Development Committee
The research and development committee consists of members of our Board of Directors and other persons, which composition may vary from time to time. Currently, the research and development committee consists of three members who are also members of our Board of Directors: Dr. Brian Kotzin (chairperson), Dr. Donald deBethizy and Dr. Pamela
Klein. Non-board member advisors of the research and development committee include David Lacey, Prof. Hans de
Haard and Wim Parys. Ad-hoc participants to the committee meetings include a variety of employees and/or external advisors, depending on the needs of the committee and the topics under discussion. As announced on February 27, 2025,
Dr. Donald deBethizy will retire from the Board of Directors after the 2025 General Meeting. The Board of Directors will examine the options for a replacement.
The research and development committee is responsible for, among other things:
•monitoring and overseeing our research and development goals, strategies and measures;
•serving as a sounding board to our research and development management, general management and Board of
Directors; and
•performing strategic reviews of our key research and development programs. The research and development committee also promotes transparency in R&D practices, ensuring that findings, both positive and negative, are reported accurately and openly, and reviews, comments on and makes recommendations in respect of our non-
financial reporting on R&D related topics to the Audit and Compliance Committee and/or the Board of Directors.
All members of the research and development committee shall have adequate industrial, academic and/or practical experience with the research and development of biopharmaceuticals.
Our research and development committee meets as often as is required for its proper functioning, but typically meets at least once prior to each meeting of our Board of Directors and reports regularly to our Board of Directors on the outcome of its deliberations, including any recommendations to the Board of Directors or the Senior Management Team. The
chairperson of our research and development committee reports to our Board of Directors on the research and development committee’s discussions and strategic advice after each meeting on all matters within its duties and responsibilities. Please refer to “Item 6.C — Board Practices — Report Research and Development Committee” for an
overview of the number of meetings and attendance rates.
Report Research and Development Committee
The research and development committee functions as a sounding board to our research and development management, general management and the Board of Directors, and monitors our research and development goals, strategies and measures. In 2024, the committee held 4 formal meetings, in which it focused mainly on the vision and strategy on science, the Company’s research and development pipeline including its preclinical and clinical stage product-
candidates, potential future indications for its commercial stage products and developments in relation to our IIP.
The meeting attendance rate for our directors is set out in the table below.

Name	Number of meetings attended in 2024 since appointment	Attendance %
Dr. Brian Kotzin (chairperson) 1)	4	100%
Dr. Donald deBethizy	4	100%
Dr. Pamela Klein	4	100%
David Lacey (chairperson) 2)	4	100%
1)Dr. Brian Kotzin was appointed chairperson of the research and development committee as of May 7, 2024.
2)David Lacey resigned as chairperson effective May 7, 2024 and was replaced by Dr. Brian Kotzin effective May 7, 2024. He attended the other meetings in 2024 as an advisor to the Board of Directors.
Commercialization Committee
Our commercialization committee consists of members of our Board of Directors and other persons, which composition may vary from time to time. As of the date of this Annual Report, the commercialization committee consists of three permanent members: James Daly (chairperson), Anthony Rosenberg and Camilla Sylvest. Keith Woods serves as a non-
board member advisor of the committee.
The commercialization committee is responsible for, among other things:
•reviewing and guiding the global sales and marketing strategy to ensure optimal product uptake and sustained growth and promoting innovation within commercialization efforts;
•overseeing the global product launch strategy and supervising all stages of product lifecycle; and
•reviewing our partnerships and collaborations.
Our commercialization committee meets as often as is required for its proper functioning and in practice meets at least once per quarter. The commercialization committee reports regularly to our Board of Directors on the outcome of its strategic reviews and any recommendations to the Board of Directors or Senior Management Team.
Please refer to “Item 6.C — Board practices — Report Commercialization Committee” for an overview of the number of meetings and attendance rates.
Report Commercialization Committee
The commercialization committee functions as a sounding board on branded and unbranded strategic marketing plans for the Board of Directors. In 2024, the committee held 3 formal meetings, in which it focused mainly on the execution of our launch of VYVGART in CIDP, the execution of our launch of VYVGART in ITP in Japan and gMG in several other jurisdictions as well as the preparation for potential future launches, subject to obtaining further approvals.
The meeting attendance rate for our directors is set out in the table below.

Name	Number of meetings attended in 2024 since appointment	Attendance %
James Daly (chairperson)	3	100%
Anthony Rosenberg	3	100%
Camilla Sylvest	3	100%
Corporate Governance Practices
Our Board By-Laws describe, inter alia, the procedure for holding meetings of the Board of Directors, for the decision-
making by the Board of Directors and the Board of Directors’ operating procedures.
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
Under the Board By-Laws, some specific matters require approval of the majority of the Non-Executive Directors. These matters are set out in Schedule 1 of our Board By-Laws. Our Board By-Laws are available on our website. The Non-
Executive Directors may also determine that certain other matters shall require approval of a certain majority of the Non-
Executive Directors. Such matters shall be clearly specified and notified to the Executive Director(s) in writing.
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
The Executive Director(s) are required to be asked their vision on their own remuneration in accordance with best practice provision 3.2.2 of the DCGC but may not participate in the adoption of resolutions (including any deliberations in respect of such resolutions) relating to their remuneration.
Board Evaluation
The Board of Directors evaluates its functioning and the functioning of its committees and of each individual director annually. The evaluation process is performed with the help of an external professional board evaluation consultant. In
2024, the evaluation was performed by Nasdaq Governance Solutions. The evaluation includes preparing specific questionnaires focusing on the skills and competences most relevant to us, and the most material board topics and challenges we face. The written questionnaire is then followed up by one-to-one interviews with the representative of
Nasdaq Governance Solutions with each member of the Board of Directors, followed by a debrief and discussion held with the external evaluator and the entire Board of Directors both in writing (in form of a report) and in the form of a live discussion of the evaluation report aimed at distilling specific learnings and conclusions.
Based on the self-evaluation performed, the Non-Executive Directors concluded that the Board of Directors and its committees had properly discharged their responsibilities during 2024. The Board of Directors identified certain strengths and weaknesses and adopted a plan for further board development and succession in 2025. All directors consider the Board of Directors to be a high performing, engaged, open and transparent board. The importance to preserve this was highlighted by Nasdaq Governance Solutions. All Non-Executive Directors consider fostering further development and education of great importance, which can be furthered in 2025 through advisory board sessions, deep-
dives and other educational courses.
D.       EMPLOYEES
As of December 31, 2024, we had 1,599 employees and 774 consultants, which we refer to as “contingent workers”. At each date shown below, we had the following number of employees, broken out by department and geography.

	As of December 31,
	2024	2023	2022
Function:
Research and development	644	653	367
Selling, general and administrative	955	495	476
Total	1,599	1,148	843
Geography:
Belgium	466	355	363
U.S.	694	454	340
Japan	139	116	75
The Netherlands	34	22	—
Switzerland	49	28	15
France	38	40	11
Germany	41	25	11
Canada	19	16	5
UK	44	37	—
Italy	33	27	—
Spain	32	20	—
Rest of the World/Remote	10	8	23
Total	1,599	1,148	843

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
E.      SHARE OWNERSHIP
For information regarding the share ownership of our directors and members of our executive committee, see “Item 6.B.
— Compensation” and “Item 7.A. — Major Shareholders”.
F.       DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED
COMPENSATION
Not applicable.
ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.       MAJOR SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at February
19, 2025 for:
•each person who is known by us to own beneficially more than 3% of our total outstanding ordinary shares;
•each member of our Board of Directors and our Senior Management Team; and
•all members of our Board of Directors and our Senior Management Team as a group.
Beneficial ownership is determined in accordance with the rules of the SEC, which may materially differ from other rules applicable to us. The SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 19, 2025. The percentage ownership information shown in the table is based upon
60,990,857 ordinary shares outstanding as at February 19, 2025.
Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.
In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options held by that person that are immediately exercisable or exercisable within 60 days of February 19, 2025. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders.

Shares beneficially owned
Name of beneficial owner	Number	Percentage
3% or Greater Shareholders:
FMR LLC (1)	6,019,640.29	10.00%

T. Rowe Price Group, Inc. (2)	5,822,086.00	9.70%

Blackrock, Inc. (3)	3,658,398.00	6.11%
	4,200,942 (voting)	6.96 (voting)%
Artisan Partners Limited Partnership (4)	3,015,243.00	5.00%

Wellington Management Group LLP (5)	—	—%
	2,150,704 (voting)	3.62 (voting) %
Capital Research and Management Company (6)	—	—%
	1,837,683 (voting)	3.07 (voting) %
Janus Henderson Group plc (7)	1,784,723.00	3.02%

Directors and Senior Management
Tim Van Hauwermeiren (8)		* %
Dr. Donald deBethizy (9)		* %
Mr. Steve Krognes (10)		* %
Mr. Peter Verhaeghe (11)		* %
Dr. Pamela Klein (12)		* %
Anthony Rosenberg (13)		* %
James Daly (14)		* %
Camilla Sylvest (15)		* %
Ana Cespedes (16)		* %
Brian Kotzin		—%
Karen Massey (17)		* %
Karl Gubitz (18)		* %
Luc Truyen (19)		* %
Peter Ulrichts (20)		* %
Arjen Lemmen (21)		* %
Malini Moorthy (22)		* %
Andria Wilk (23)		* %
All executive officers and directors as a group (17 persons)		1.17%
•Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
1)Based on the most recently available Schedule 13G filed with the SEC on February 12, 2025. According to its Schedule 13G, FMR LLC reported having sole voting power over 5,708,605.90 ordinary shares and sole dispositive power over 6,019,640.29 ordinary shares. The Schedule 13G contained information as of December 31, 2024 and may not reflect current holdings of the Company’s stock. Abigail P. Johnson is a director, the chairman and the chief executive officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The
Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the
Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. FMR LLC’s principal business office is located 245
Summer Street, Boston, MA 02210.
2)Based on the most recently available Schedule 13G filed with the SEC on November 14, 2024. According to its Schedule 13G, T. Rowe Price
Associates, Inc. reported having sole voting power over 5,683,883 ADSs and sole dispositive power over 5,811,073 ADSs. The Schedule 13G contained information as of September 30, 2024 and may not reflect current holdings of the Company’s stock. The address for T. Rowe Price
Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.
3)Based solely on the most recent transparency notification filed with Dutch the Authority for the Financial Markets (Stichting Autoriteit
Financiële Markten) (AFM) as of February 19, 2025. Consists of (a) 2,674,291 ordinary shares, 355 contracts for difference, and 1,010,752 stock certificates (certificaat van aandeel) and (b) voting rights on (i) 3,084,810 ordinary shares, (ii) 512 contracts for difference, and 1,115,620 stock certificates (certificaat van aandeel). Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings.
4)Based solely on the most recent transparency notification filed with the AFM as of February 19, 2025. Consists of 215,293 ordinary shares and
2,799,950 stock certificates (certificaat van aandeel). Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings.

5)Based solely on the most recent transparency notification filed with the AFM as of February 19, 2025. Consists of voting rights on 330,691
ADSs, 1,819,494 ordinary shares, and 519 total equity return swaps. Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings.
6)Based solely on the most recent transparency notification filed with the AFM as of February 19, 2025. Consists of voting rights on 206,694 ordinary shares and 1,630,989 ADSs. Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings.
7)Based solely on the most recent transparency notification filed with the AFM as of February 19, 2025. Consists of 10,882 ordinary shares and
1,773,841 ADSs. Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings.
8)Consists of (1) 67,088 ordinary shares (of which 14,343.69 ordinary shares are directly and indirectly held by Mr. Van Hauwermeiren and
52,744.31 ordinary shares are indirectly held by three of Mr. Van Hauwermeiren’s direct family members (being (i) his partner, Ms Vissers; (ii)
his daughter, Ms. F. Van Hauwermeiren; and (iii) his daughter, Ms. T. Van Hauwermeiren, who each hold the interest in these ordinary shares through an entity, Stichting Administratiekantoor Cinclus, which entity in turn holds the interest in these ordinary shares through the Belgian civil company (société civile/burgerlijke maatschap) “TVHNV”), and (2) 271,944 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2025.
9)Consists of 837 ordinary shares and 42,700 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2025.
10)Consists of 131 ordinary shares and 131 shares issuable upon the settlement of restricted stock units vesting within 60 days of February 19, 2025.
11)Consists of 837 ordinary shares and 36,700 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2025.
12)Consists of 837 ordinary shares and 20,200 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2025.
13)Consists of 837 ordinary shares and 32,980 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2025.
14)Consists of 837 ordinary shares and 12,700 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2025.
15)Consists of 516 ordinary shares.
16)Consists of 494 ordinary shares.
17)Consists of 2,088 ordinary shares and 13,125 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2025.
18)Consists of 2,670 ordinary shares and 47,417 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2025.
19)Consists of 2,233 ordinary shares and 45,194 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2025.
20)Consists of 1,292 ordinary shares and 28,411 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2025.
21)Consists of 2,682 ordinary shares and 52,194 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2025.
22)Consists of 1630 ordinary shares, 15,250 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within
60 days of February 19, 2025, and 1,350 shares issuable upon the settlement of restricted stock units vesting within 60 days of February 19, 2025.
23)Consists of 600 ordinary shares and 12,172 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2025.
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
The number of record holders in the U.S. is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees. As of February 19, 2025, assuming that all of our ordinary shares represented by ADSs are held by residents of the U.S., we estimate that approximately 52.18% of our outstanding ordinary shares were held in the U.S. by approximately one institutional holder of record.
To our knowledge, and other than changes in percentage ownership as a result of the shares issued in connection with our initial and follow-on U.S. public offerings or publicly disclosed in AFM filings and any amendments thereof,there has been no significant change in the percentage ownership held by the major shareholders listed above.

B.       RELATED PARTY TRANSACTIONS
Agreements with Our Senior Management Team
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
The key terms of his agreement are as follows:

Tim Van Hauwermeiren
Base Pay
Cash bonus	Maximum 60% of the base pay based on previously determined bonus targets established by the Non-Executive Directors
Pension contributions (1)	$29,118
Duration	Indefinite
(1)Amounts shown represent pension contributions paid during the year ended December 31, 2024.
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
Karen Massey, our chief operating officer has an employment contract with our subsidiary, argenx Switzerland SA, for an indefinite term.
Peter Ulrichts, our chief scientific officer has an employment contract with our subsidiary, argenx BV, for an indefinite term.
Arjen Lemmen, our vice president corporate development and strategy, has an employment contract with our subsidiary, argenx BV, for an indefinite term. We may terminate his employment contract at any time, subject to a notice period and a severance payment of at least 12 months. Mr. Lemmen entered into a secondment agreement with argenx BV, under which Mr. Lemmen was seconded from argenx BV to argenx US Inc. in the U.S. from August 2022 until July 2024. In connection with his secondment, Mr. Lemmen received a housing, a schooling and a cost of living allowance.
Andria Wilk, our global head of quality, has an employment contract with our subsidiary, argenx BV, for an indefinite term.
Malini Moorthy, our general counsel has an employment contract with our subsidiary, argenx US, for an indefinite term.
Ms. Moorthy has also entered into a secondment agreement with argenx US, under which Ms. Moorthy was seconded from argenx US to argenx BV and was based in Belgium for the period of April 1, 2023 through December 31, 2024.
This secondment was extended through December 31, 2026.
Luc Truyen, our head of research and development management operations and our chief medical officer, has an employment contract with our subsidiary, argenx US Inc. for an indefinite term. Mr. Truyen entered into a secondment agreement with argenx US Inc., under which Mr. Truyen has been seconded from argenx US Inc. to argenx BV and is based in Belgium for the period of April 1, 2022 through November 30, 2026 (unless otherwise extended by the parties).

Indemnification Agreements
In connection with our initial U.S. public offering, we entered into indemnification agreements with each of our non-
executive directors and each member of our Senior Management Team. We have entered into such agreements with each new non-executive director or member of our senior management when they have joined us since our initial U.S. public offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to non-executive directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Transactions with Related Companies
From time to time, in the ordinary course of our business, we may contract for services from companies in which certain of the members of our senior management or directors may serve as director or advisor. The costs of these services are negotiated on an at arm’s length basis and none of these arrangements are material to us. See also “Note 26 Related
Party Transactions” in our consolidated financial statements which are appended to our Annual Report for the period ended December 31, 2024 and which are incorporated herein by reference.
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
ITEM 8.      FINANCIAL INFORMATION
A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Consolidated financial statements
Our consolidated financial statements, which were prepared in accordance with IFRS, as issued by the IASB, are appended at the end of this Annual Report, starting at page F-1, and incorporated herein by reference.
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
Dividend Distribution Policy
Our Board of Directors has declared a series of interim distributions on account of the Company’s freely distributable reserves for such amounts as was required to pay up the aggregate nominal value of all such shares that were issued to holders of vested RSUs, all in accordance with our Equity Incentive Plan. In accordance with Dutch law, our Board of
Directors prepared and filed an interim simplified balance sheet demonstrating that there were sufficient freely distributable reserves for such interim distributions. Such interim simplified balance sheet was filed with the Dutch trade register. The aggregate amount of these interim distributions amounted to approximately €8,825 ($9,170) in 2024.
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
B.      SIGNIFICANT CHANGES
For details regarding events subsequent to the reporting period, please see “Note 31 — Events After the Balance Sheet
Date” in our consolidated financial statements, which are appended to our Annual Report for the period ended
December 31, 2024 and incorporated herein by reference.
ITEM 9.      THE OFFER AND LISTING
A.       OFFER AND LISTING DETAILS
See “Item 4.A. — Information on the Company—History and Development of the Company”.
C.       MARKETS
The ADSs have been listed on Nasdaq under the symbol “ARGX” since May 18, 2017, and our ordinary shares have been listed on Euronext Brussels under the symbol “ARGX” since July 2014.
B.       PLAN OF DISTRIBUTION
Not applicable.
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
Please see "Exhibit 2.3 — Dividends and Other Distributions", incorporated herein by reference.
Voting rights
Please see “Exhibit 2.3—Shareholders’ Meetings and Consents—Quorum and Voting Requirements” and “Exhibit 2.3 —
Comparison of Dutch Corporate Law, our Articles of Association and Board of Directors By-Laws and DGCL — Voting
Rights”, incorporated herein by reference.
Rights to Share in Company Profits
Please see “Exhibit 2.3 — Dividends and Other Distributions — Rights to Share in Company Profits”, incorporated herein by reference.
Right to Surplus In the Event of Liquidation
Please see “Exhibit 2.3 — Dividends and Other Distributions — Right to Surplus In the Event of Liquidation”,
incorporated herein by reference.
Redemption Provisions
Please see “Exhibit 2.3 — Dividends and Other Distributions — Redemption Provisions”, incorporated herein by reference.
Amendment of Articles of Association
Please see “Exhibit 2.3 — Articles of Association and Dutch Law — Dividends and Other Distributions — Redemption
Provisions”, incorporated herein by reference.
Shareholders’ Meetings and Consents
General Meeting, Voting Rights and Admission
General Meetings are held at the place where the Company has its official seat (being Amsterdam) or at Schiphol Airport
(municipality of Haarlemmermeer), the Netherlands. The Articles of Association provide that at least one annual General
Meeting shall be held within six months after the close of each fiscal year. Additional extraordinary General Meetings may be held whenever our Board of Directors deems such to be necessary. Shareholders representing alone or in aggregate at least one-tenth of our issued and outstanding share capital may, pursuant to the Dutch Civil Code, request that a General Meeting be convened. If our Board of Directors has not taken the steps necessary to ensure that a General
Meeting will be held within the relevant statutory period after the request, the requesting persons may, at his/her/their request, be authorized by a court in preliminary relief proceedings to convene a General Meeting.
We will give notice of any General Meeting by publication on our website and furthermore, to the extent required, in another manner in accordance with the applicable stock exchange regulations. The notice convening any General
Meeting must include, among other items, an agenda indicating the place and date of the meeting, the items for discussion and voting, the proceedings for registration including the registration date, as well as any proposals for the agenda made by the Board of Directors or shareholders holding at least 3% of the issued share capital. For an annual
General Meeting, the agenda shall include, among other things, the adoption of the annual accounts, appropriation of our profits and proposals relating to the composition of our Board of Directors.

Pursuant to Dutch law, shareholders holding at least 3% of our issued and outstanding share capital have a right to request our Board of Directors to include items on the agenda of any General Meeting. Our Board of Directors must agree to these requests, provided that (i) the request was made in writing and motivated, and (ii) the request was received by the chair person of our Board of Directors at least 60 days prior to the date of a General Meeting.
No resolutions shall be adopted on items other than those which have been included in the agenda. In accordance with the DCGC, a shareholder may include an item on the agenda only after consulting our Board of Directors in that respect.
If one or more shareholders intends to request that an item be put on the agenda that may result in a change in the
Company’s strategy, our Board of Directors may invoke a response time of a maximum of 180 days until the day of a
General Meeting. In addition, pursuant to the Dutch Civil Code, our Board of Directors may invoke a statutory cooling-
off period up to a maximum of 250 days (wettelijke bedenktijd). For the Company, this will apply in case:
•shareholders request our Board of Directors to have a General Meeting consider a proposal for the appointment, suspension or dismissal of one or more directors, or a proposal for the amendment of one or more provisions in the
Articles of Association relating thereto; or
•a public offering of shares in the capital of the Company is announced or made without the bidder and the Company having been reached agreement about the offering; and
•only if our Board of Directors also considers the relevant situation to be substantially contrary to the interests of the
Company and its affiliated enterprises.
If our Board of Directors invokes such a cooling-off period, this causes the powers of the General Meeting to appoint, suspend or dismiss directors (and to amend the Articles of Association in this respect) to be suspended.
General Meetings are presided over by the chairperson of the Board of Directors or, if he/she is absent, by the vice chairperson of the Board of Directors. If both the chairperson and the vice chairperson are absent, the Non-Executive
Directors present at the General Meeting shall appoint one of them to be chairperson. In General Meetings, members of the Board of Directors have an advisory vote. The chairperson of the General Meeting may decide at his/her discretion to admit other persons to the General Meeting.
The external auditor of the Company shall attend a General Meeting in which the annual accounts are discussed.
Our Board of Directors must give notice of a General Meeting, by at least such number of days prior to the day of the meeting as required by Dutch law, which is currently 42 days.
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
One General Meeting was held in 2024.
At the 2024 General Meeting, our annual report and annual accounts for the year ended December 31, 2023 were approved, the allocation of losses of the year ended December 31, 2023 to the retained earnings of the Company was approved, Dr. Brian Kotzin was appointed as a Non-Executive Director to the Board of Directors for a term of four years, Mr. Peter Verhaeghe was reappointed as a Non-Executive Director to the Board of Directors for a term of two years, Dr. Pamela Klein was reappointed as a Non-Executive Director to the Board of Directors for a term of two years, the amendment of the Articles of Association was approved, the Board of Directors was authorized to issue shares and grant rights to subscribe for shares in our share capital for up to 10% of the outstanding share capital at the date of the meeting and for a period of 18 months from the meeting and to limit or exclude statutory pre-emptive rights with regard to such (rights to subscribe for) shares, the appointment of Deloitte Accountants B.V. as the Company’s auditor for the year ended December 31, 2024 was approved, and the appointment of EY Accountants B.V. as the Company’s auditor for the year ended December 31, 2025 was approved.
Limitations on the Right to Own Securities
Please see “Exhibit 2.3—Limitations on the Right to Own Securities”, incorporated herein by reference.
Comparison of Dutch Corporation Law, our Articles of Association and Board By-Laws and U.S. Corporate Law
Please see “Exhibit 2.3—Comparison of Dutch Corporate Law, our Articles of Association and Board of Directors By-
Laws and DGCL”, incorporated herein by reference.
Change in the Capital
Please see “Exhibit 2.3—Change in the Capital”, incorporated herein by reference.
C.      MATERIAL CONTRACTS
For additional information on our material contracts, please see “Item 4 — Information on the Company”, “Item 7.A. —
Major Shareholders”, and “Item 7.B. — Related Party Transactions”.
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
Certain Material U.S. Federal Income Tax Considerations for U.S. Holders
The following discussion is a summary under present law of certain material U.S. federal income tax considerations relating to the ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses only the
U.S. federal income tax considerations for U.S. holders that hold ADSs as capital assets (generally, property held for investment) and use the U.S. dollar as their functional currency. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder and is not a substitute for tax advice. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, banks, financial institutions or insurance companies, brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts, traders in securities that elect to mark-to-market, tax-exempt entities or organizations, including “individual retirement accounts” or “Roth IRAs”, real estate investment trusts, regulated investment companies, persons that hold the ADSs as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle”, partnerships (including entities or arrangements classified as partnerships for U.S. federal income tax purposes) or other pass-through entities (including S-corporations), or persons that will hold the ADSs through such an entity, certain former citizens or long-term residents of the United States, persons that received the
ADSs as compensation for the performance of services, persons subject to special tax accounting rules as a result of any item of gross income with respect to the shares being taken into account in an applicable financial statement, and holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of our ordinary shares and
ADSs. This summary does not address U.S. federal taxes other than the income tax (such as the Medicare surtax on net investment income, the estate, gift, or alternative minimum tax), any election to apply Section 1400Z-2 of the U.S.
Internal Revenue Code of 1986, as amended (the Code) to gains recognized with respect to ADSs, or any U.S. state, local, or non-U.S. tax considerations of the ownership and disposition of ADSs.
For the purposes of this summary, a “U.S. holder” is a beneficial owner of ADSs that is (or is treated as), for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or any other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the
United States, any state thereof, or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust.
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
Distributions
Although we do not currently plan to pay dividends, and subject to the discussion under “Item 10.E. — Taxation —
Certain Material U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company
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
Dividends paid to non-corporate U.S. holders that satisfy a minimum holding period (during which they are not protected from the risk of loss) and certain other requirements may qualify for the preferential favorable tax rates applicable to qualified dividend income, provided that we are a “qualified foreign corporation” and we are not a PFIC as to the non-corporate U.S. holder in the taxable year of the dividend or the preceding taxable year. A qualified foreign corporation includes a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaties with the United States. A non-U.S. corporation also will be considered to be a qualified foreign corporation with respect to any dividend it pays on shares which are readily tradable on an established securities market in the United States. Our
ADSs are listed on Nasdaq, which is an established securities market in the United States, and we expect our ADSs to be readily tradable on Nasdaq. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in any taxable year. U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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
Sale, Exchange or Other Taxable Disposition of ADSs
Subject to the discussion under “Item 10.E. — Taxation—Certain Material U.S. Federal Income Tax Considerations for
U.S. Holders—Passive Foreign Investment Company Considerations” below, a U.S. holder will generally recognize capital gain or loss on the sale, exchange or other taxable disposition of ADSs in an amount equal to the difference between the amount realized from such sale or exchange and the U.S. holder’s adjusted basis in the ADSs, each amount determined in USD. The adjusted tax basis in ADSs generally will be equal to the USD cost of such ADSs. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for such ADSs exceeds one year as of the date of sale or other disposition. Long-term capital realized by a non-corporate U.S. holder is generally eligible for a preferential reduced rates. The deductibility of capital losses for U.S. federal income tax purposes is subject to certain limitations. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S.
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
Material Dutch Tax Consequences
The following summary outlines certain material Dutch tax consequences in connection with the acquisition, ownership and disposal of the ADSs. All references in this summary to the Netherlands and Dutch law are to the European part of the Kingdom of the Netherlands and its law, respectively, only. The summary does not purport to present any comprehensive or complete picture of all Dutch tax aspects that could be of relevance to the acquisition, ownership and disposal of the ADSs by a (prospective) holder of the ADSs. Depending on the particular situation of a holder of ADSs, this summary may not describe all potentially relevant Dutch tax consequences in light of such a holder of
ADSs’ (specific) circumstances. The summary is based on the tax laws and practice of the Netherlands as in effect on the date of this Annual Report, which are subject to changes that could prospectively or retrospectively affect the Dutch tax consequences.
This summary does not address the Dutch tax consequences for a holder of ADSs that is considered to be affiliated
(gelieerd) to the Company within the meaning of the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021).
Generally, a holder of ADSs is considered to be affiliated to the Company for these purposes if (i) it has a qualifying interest in the Company, (ii) the Company has a qualifying interest in such party, or (iii) a third party has a qualifying interest in both the Company and such party. A party is equated with any qualifying unity (kwalificerende eenheid) of parties of which it forms part. A qualifying unity is defined as entities that have been established and/or are acting jointly with the primary purpose, or one of the primary purposes, to avoid the imposition of tax on one or more of such entities, for example where the controlling interest (to be) held is divided into various non-controlling interests with the primary purpose, or one of the primary purposes, to avoid the aforementioned tax. A qualifying interest is an interest that allows the holder to have a decisive influence over the other party’s decisions, in such a way that it is able to determine the activities of the other party. A party is in any case considered to have a qualifying interest in another party if it (directly or indirectly) owns more than 50 per cent. of the voting rights in such other party.
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
The summary does not address the Dutch tax consequences of a holder of the ADSs who is an individual and who has a substantial interest (aanmerkelijk belang) in the Company. Generally, a holder of the ADSs will have a substantial interest in the Company if such holder of the ADSs, whether alone or together with such holder’s spouse or partner and/
or certain other close relatives, holds directly or indirectly, or as Settlor or Beneficiary of Separated Private Assets (i) (x)
the ownership of, (y) certain other rights, such as usufruct, over, or (z) rights to acquire (whether or not already issued), shares (including the ADSs) representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Company or (ii) (x) the ownership of, or (y) certain other rights, such as usufruct over, profit participating certificates (winstbewijzen) that relate to 5% or more of the annual profit of the
Company or to 5% or more of the liquidation proceeds of the Company.

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
Furthermore, this summary does not address the Dutch tax consequences of a holder of the ADSs who:
•is an individual and receives income or realizes capital gains in respect of the ADSs in connection with such holder’s employment activities or in such holder’s capacity as (former) board member or (former) supervisory board member;
•is a resident of any non-European part of the Kingdom of the Netherlands; or
•falls within the scope of the Dutch Minimum Taxation Act 2024 (Wet minimumbelasting 2024).
Dividend Withholding Tax
General
The Company is generally required to withhold dividend withholding tax imposed by the Netherlands at a rate of 15%
on dividends distributed by the Company in respect of our ordinary shares underlying the ADSs. The expression
“dividends distributed by the Company” as used herein includes, but is not limited to:
(a)distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital (gestort kapitaal) not recognized for Dutch dividend withholding tax purposes;
(b)liquidation proceeds, proceeds of redemption of our ordinary shares or, as a rule, consideration for the repurchase of our ordinary shares by the Company in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;
(c)the par value of our ordinary shares issued to a holder of our ordinary shares or an increase of the par value of our ordinary shares, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and
(d)partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (i) the shareholders at a General Meeting have resolved in advance to make such repayment and (ii) the par value of our ordinary shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.
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
No exemption, reduction, credit or refund of Dutch dividend withholding tax will be granted if the recipient of the dividend paid by the Company is not considered the beneficial owner (uiteindelijk gerechtigde) of the dividend. A recipient of a dividend is in any case not considered the beneficial owner of the dividend pursuant to the anti-dividend stripping rules if, as a consequence of a combination of transactions and tested at group level, (i) a person (other than the holder of the dividend coupon), directly or indirectly, partly or wholly benefits from the dividend, (ii) such person directly or indirectly retains or acquires a comparable interest in the ADSs, and (iii) such person is entitled to a less favorable exemption, refund or credit of dividend withholding tax than the recipient of the dividend distribution. The term “combination of transactions” includes transactions that have been entered into by parties related to the recipient of the dividend, that have been entered into in the anonymity of a regulated stock market, the sole acquisition of one or more dividend coupons and the establishment of short-term rights or enjoyment on the ADSs (e.g., usufruct). The burden of proof to demonstrate that the recipient of a dividend qualifies as the beneficial owner of such dividend lies with the recipient, unless the amount of the withheld dividend withholding tax in respect of such recipient in the relevant calendar is €1,000 or less.
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
Irrespective of meeting the conditions of the relevant provisions of the U.S. Tax Treaty, dividends distributed by the
Company to a U.S. resident holder (i) who is a legal entity resident in the U.S. and (ii) that is in the U.S. under the terms of a tax treaty with a third state not considered to be resident for tax purposes in a country with which the Netherlands has not concluded a tax treaty that includes an article on dividends (not being an EU Member State, Iceland, Norway or
Liechtenstein), are generally, subject to the anti-dividend stripping rules described above, fully exempt from Dutch dividend withholding tax if the U.S. resident holder of ADSs holds an interest of at least 5% in the Company or if it holds an interest of less than 5%, in either case where, had the holder of ADSs been a Dutch resident, it would have had the benefit of the participation exemption (this may include a situation where another related party holds an interest of
5% or more in the Company). The full exemption from Dutch dividend withholding tax on dividends received by a
U.S. holder of ADSs that is a legal entity is however not granted if (x) the interest held by such U.S. holder (i) is held with the avoidance of Dutch dividend withholding tax of another person as (one of) the main purpose(s) and (ii) forms part of an artificial structure or series of structures (such as structures which are not put into place for valid business reasons reflecting economic reality) or (y) the U.S. holder of ADSs has a similar function to a qualifying investment institution (fiscale beleggingsinstelling) or a qualifying exempt investment institution (vrijgestelde beleggingsinstelling).
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
If the abovementioned conditions (a) and (b) do not apply, a holder of the ADSs who is an individual, resident or deemed to be resident in the Netherlands for Dutch tax purposes will not be subject to taxes on income and capital gains in the Netherlands. Instead, such individual is generally taxed at a flat rate of 36% on deemed income from “savings and investments” (sparen en beleggen), which deemed income is determined on the basis of the amount included in the individual’s “yield basis” (rendementsgrondslag) at the beginning of the calendar year (minus a tax-free threshold; the yield basis minus such threshold being the tax basis). For 2025, the deemed income derived from savings and investments will be a percentage of the tax basis up to 5.88% that is determined based on the actual allocation of (i)
savings, (ii) other investments, and (iii) debts/liabilities within the individual’s yield basis. The tax-free threshold for
2025 is €57,684. The percentages to determine the deemed income will be reassessed every year. A holder of the ADSs that is able to demonstrate that its tax liability is determined on the basis of the deemed income derived from savings and investments that exceeds the “actual returns” (werkelijk rendement) of such individual may under certain circumstances elect to be taxed on the basis of such “actual returns” (werkelijk rendement) iinstead. These rules are subject to ongoing litigation and may therefore change. A holder of ADSs may need to file (protective) appeals to any assessments based on these rules to benefit from any beneficial case law.
Holders of the ADSs Resident in the Netherlands: Corporate Entities

The income derived from the ADSs and the gains realized upon the acquisition, redemption and/or disposal of the ADSs by any holder of the ADSs that is an entity subject to corporate income tax in the Netherlands is generally subject to
Dutch corporate income tax levied at a rate of 25.8% (19% over profits up to and including €200,000), unless, and to the extent that, the participation exemption (deelnemingsvrijstelling) applies.
Holders of the ADSs Resident Outside the Netherlands: Individuals
A holder of the ADSs who is an individual, not resident or deemed to be resident in the Netherlands will not be subject to any Dutch taxes on income derived from the ADSs and the gains realized upon the acquisition, redemption and/or disposal of the ADSs, unless:
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
Holders of the ADSs Resident Outside the Netherlands: Legal and Other Entities
A holder of the ADSs, that is not an individuals and that is not resident or deemed to be resident in the Netherlands for corporate income tax purposes, will not be subject to any Dutch taxes on income derived from the ADSs and the gains realized upon the acquisition, redemption and/or disposal of the ADSs, unless:
•such holder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the ADSs are attributable; or
•such holder has a substantial interest (aanmerkelijk belang) in the Company, that (i) is held with the avoidance of
Dutch income tax of another person as (one of) the main purpose(s) and (ii) forms part of an artificial structure or series of structures (such as structures which are not put into place for valid business reasons reflecting economic reality). If one of the abovementioned conditions applies, income derived from the ADSs and the gains realized upon the acquisition, redemption and/or disposal of the ADSs will, in general, be subject to Dutch regular corporate income tax, levied at a rate of 25.8% (19% over profits up to and including €200,000), unless, and to the extent that, with respect to a holder as described under (a), the participation exemption (deelnemingsvrijstelling) applies.
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
Material Belgian Tax Consequences
The paragraphs below present a summary of certain Belgian federal income tax consequences of the ownership and disposal of ADSs by an investor. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ADSs as a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this Annual Report, all of which are subject to change, including changes that could have retroactive effect. Investors should appreciate that, as a result of evolutions in law or practice, the eventual tax consequences may be different from what is stated below.
For the purposes of this summary, a resident investor is:
•an individual subject to Belgian personal income tax (personenbelasting/impôt des personnes physiques), i.e., (i) an individual having its domicile in Belgium, (ii) when not having its domicile in Belgium, an individual having its seat of wealth in Belgium, or (iii) an individual assimilated to a resident for purposes of Belgian tax law;
•a company subject to Belgian corporate income tax (vennootschapsbelasting/impôt des sociétés), i.e., a corporate entity having its principal establishment, administrative seat or effective place of management in Belgium (and that is not excluded from the scope of the Belgian corporate income tax); or
•a legal entity subject to the Belgian tax on legal entities (rechtspersonenbelasting/impôt des personnes morales), i.e., a legal entity other than a company subject to Belgian corporate income tax having its principal establishment, administrative seat or effective place of management in Belgium.

A non-resident investor is any person that is not a Belgian resident investor.
Investors should consult their own advisors regarding the tax consequences of an investment in the ADSs in light of their particular situation, including the effect of any state, local or other national laws, treaties and regulatory interpretations thereof
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
In general, a Belgian withholding tax of (currently) 30% is normally levied on dividends by any intermediary established in Belgium that is in any way involved in the processing of the payment of non-Belgian sourced dividends (e.g., a
Belgian financial institution). For this purpose, “dividends” also include the price paid in case of a redemption of ADSs
(after deduction of the part of the fiscal capital represented by the redeemed ADSs) and, in the event of our liquidation, any amounts distributed in excess of the fiscal capital.
However, no withholding tax will be triggered in case of a redemption which is carried out on a stock exchange and meets certain conditions.
Further, the withholding tax rate is subject to such relief as may be available under applicable domestic or tax treaty provisions.
Under Belgian law, non-Belgian dividend withholding tax is not creditable against Belgian income tax and is not reimbursable to the extent that it exceeds Belgian income tax. Please refer to “Item 10.E. — Taxation — Certain Material
U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company Considerations” for
a description of withholding tax that may be imposed on dividends by the Netherlands.
Belgian Resident Individuals
For Belgian resident individuals who acquire and hold ADSs as a private investment, the Belgian dividend withholding tax fully discharges their personal income tax liability. If (and only if) the dividend income would be declared in the personal income tax return, it will be taxed at the lower of the generally applicable 30% Belgian withholding tax rate on dividends or, in case globalization is more advantageous, at the progressive personal income tax rates applicable to the taxpayer’s overall declared income. The first €859 (for income year 2025) (amount applicable per year and per taxpayer)
of the reported ordinary dividend income will be exempt from tax, subject to certain conditions. For the avoidance of doubt, all reported dividends (not only dividends distributed on our ADSs) are taken into account to assess whether the said maximum amount is reached.
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
Belgian resident individual investors who acquire and hold the ADSs for professional purposes must always declare the dividend income in their personal income tax return and will be taxable at the investor’s personal income tax rate increased with local surcharges. Belgian withholding tax levied may be credited against the personal income tax due and is reimbursable to the extent that it exceeds the income tax due, subject to two conditions: (i) the taxpayer must own the
ADSs in full legal ownership on the dividend record date and (ii) the dividend distribution may not result in a reduction in value of or a capital loss on the ADSs. The latter condition is not applicable if the investor can demonstrate that it has held the full legal ownership of the ADSs for an uninterrupted period of 12 months prior to the payment or attribution of the dividends.

Belgian Resident Companies
Dividends received by Belgian resident companies are exempt from Belgian withholding tax provided that the investor satisfies the identification requirements in Article 117, §11 of the Royal Decree implementing the ITC.
For Belgian resident companies, the gross dividend income (after deduction of any non-Belgian withholding tax but including any Belgian withholding tax) must be declared in the corporate income tax return and will be subject to a corporate income tax rate of 25%, except that a reduced corporate income tax rate of 20% applies to small companies and medium sized enterprises (as defined by Article 2, §1, 5°, c) bis ITC) on the first €100,000 of taxable profits (subject to certain conditions).
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
On January 31, 2025, as part of the “Federal Government Agreement 2025-2029”, the new Belgian federal government announced that the threshold of €2,500,000 in condition (i) above will be raised to €4,000,000. In addition, for “large companies” to meet the condition (i) based on the acquisition value of their participation, such  participation would also need to have the nature of a “fixed financial asset” (the possibility to meet condition (i) via a 10% participation remains applicable). Large companies are companies that, on a consolidated basis and for at least two of the last three closed accounting periods, employed an average of more than 250 full-time equivalents and exceeded one of the following threshold: (i) a turnover (excluding VAT) of €50,000,000 or (ii) a balance sheet total of €43,000,000. This change might therefore have an impact on the tax treatment of dividends received from the ADSs below the said thresholds. This change must first be adopted by the Belgian parliament before it can become law, the timing of which is uncertain but may occur before the end of 2025.
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
Belgian resident Organizations for Financing Pensions
For organizations for financing pensions (OFPs) i.e., Belgian pension funds incorporated under the form of an OFP
(organisme voor de financiering van pensioenen/organisme de financement de pensions) within the meaning of Article 8 of the Belgian Law of October 27, 2006, dividend income is generally tax exempt.
Subject to certain limitations, any Belgian dividend withholding tax levied at source may be credited against the corporate income tax due and is reimbursable to the extent that it exceeds the corporate income tax due.
Belgian (or foreign) OFPs not holding the ADSs for an uninterrupted period of 60 days in full ownership results in a rebuttable presumption that the arrangement (or a series of arrangements) is not genuine (kunstmatig/pas authentique)
and has been put in place for the main purpose or one of the main purposes of obtaining this withholding tax credit. The withholding tax exemption will in such case not apply and/or any Belgian dividend withholding tax levied at source on the dividends will in such case not be credited against the corporate income tax, unless counterproof is provided that the arrangement or series of arrangements are genuine.

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
If the ADSs are acquired by a non-resident investor in connection with a business in Belgium, the investor must report any dividends received, which are taxable at the applicable non-resident individual or corporate income tax rate, as appropriate. Any Belgian withholding tax levied at source can be credited against the non-resident individual or corporate income tax and is reimbursable to the extent it exceeds the income tax due, subject to two conditions: (i) the taxpayer must own the ADSs in full legal ownership on the dividend record date and (ii) the dividend distribution does not result in a reduction in value of or a capital loss on the ADSs. The latter condition is not applicable if (i) the non-
resident individual or the non-resident company can demonstrate that the ADSs were held in full legal ownership for an uninterrupted period of 12 months immediately prior to the payment or attribution of the dividends or (ii) with regard to non-resident companies only, if, during the said period, the ADSs have not belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the ADSs in a Belgian PE.
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
On January 31, 2025, as part of the “Federal Government Agreement 2025-2029”, the new Belgian federal government announced its intention to introduce a “general solidarity contribution” on capital gains on financial assets, including shares and ADSs. The contribution’s rate would be 10% and would apply on capital gains realized after its entry into force and only on capital gains accrued as of this date (historical capital gains remain exempt). Capital losses on financial assets would be deductible from capital gains realized in the same taxable year (without possibility of loss carry forward). The regime would include an exemption of the first €10,000 (indexed) on an annual basis. A special regime (a higher exemption and lower rates) would apply to capital gains on substantial holdings of at least 20%. The introduction of this 10% contribution may therefore materially affect the taxation of capital gains on ADSs realized by Belgian
Resident Individuals. However, this change must first be adopted by the Belgian parliament before it can become law.
Although the timing is unclear, the regime is currently expected to enter into force on January 1, 2026.
Under the current legislation, capital gains realized in a private (i.e., non-professional) context on the transfer for consideration of shares by a private individual, are taxable at 33% (plus local surcharges) if the capital gain is deemed to be realized outside the scope of the normal management of the individual’s private estate. Capital losses are, however, not tax deductible in such event. Although we can infer from the “Federal Government Agreement 2025-2029” that this capital gains tax regime will, in principle, remain unaffected, it remains unclear how it would interact with the announced general solidarity contribution referred to above.
Gains realized by Belgian resident individuals upon the redemption of the ADSs or upon our liquidation are generally taxable as a dividend.
Under the current legislation, Belgian resident individuals who hold the ADSs for professional purposes are taxable at the ordinary progressive personal income tax rates (plus local surcharges) on any capital gains realized upon the disposal of the ADSs, except for shares held for more than five years, which are taxable at a separate rate of 16.5% or (if the capital gain is realized in the framework of the cessation of activities and under certain circumstances) 10% (in each case plus local surcharges). Capital losses on the ADSs incurred by Belgian resident individuals who hold the ADSs for professional purposes are in principle tax deductible.
Although we can infer from the “Federal Government Agreement 2025-2029” that this capital gains tax regime will, in principle, remain unaffected, it remains unclear how it would interact with the announced general solidarity contribution referred to above.
Belgian Resident Companies
Belgian resident companies are normally not subject to Belgian capital gains taxation on gains realized upon the disposal of our ADSs provided that the Conditions for Dividend Received Deduction (see above under “Dividends—Belgian
Resident Companies”) are met. In this respect, the announced changes to the Conditions for Dividend Received
Deduction (see above under “Dividend—Belgian Resident Companies”) may affect the tax treatment of capital gains on shares for Belgian Resident Companies. If one of the Conditions for Dividend Received Deduction is not met, the capital gains realized upon the disposal of our ADSs by a Belgian resident company are taxable at the ordinary corporate income tax rate of, currently, 25%, unless the reduced corporate income tax rate of 20% on the first €100,000 of taxable profits applies (see above).
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
Capital gains realized by Belgian resident companies (both ordinary Belgian resident companies and qualifying credit institutions, investment enterprises and management companies of collective investment undertakings) upon the redemption of our ADSs or upon our liquidation are, in principle, subject to the same taxation regime as dividends. Refer to “Item 10.E. — Taxation — Material Belgian Tax Consequences”.
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
Non-resident individuals who do not use the shares for professional purposes and who have their fiscal residence in a country with which Belgium has not concluded a tax treaty or with which Belgium has concluded a tax treaty that confers the authority to tax capital gains on the ADSs to Belgium, might be subject to tax in Belgium if the capital gains are obtained or received in Belgium and arise from transactions which are to be considered speculative or beyond the normal management of one’s private estate. Refer to Item 10.E. — “Taxation — Certain Material U.S. Federal Income
Tax Considerations for U.S. Holders — Passive Foreign Investment Company Considerations”. Such non-resident individuals might therefore be obliged to file a tax return and should consult their own tax advisor. However, Belgium has concluded tax treaties with more than 95 countries which generally provide for a full exemption from Belgian capital gains taxation on such gains realized by residents of those countries.
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
No Tax on Stock Exchange Transactions is due on transactions entered into by the following parties, provided they are acting for their own account: (i) professional intermediaries described in Article 2, 9° and 10° of the Belgian Law of
August 2, 2002; (ii) insurance companies described in Article 2, §1 of the Belgian Law of July 9, 1975; (iii) professional retirement institutions referred to in Article 2, 1° of the Belgian Law of October 27, 2006 concerning the supervision on institutions for occupational pension; (iv) collective investment institutions; (v) regulated real estate companies; and (vi)
Belgian non-residents provided they deliver a certificate to their financial intermediary in Belgium confirming their non-
resident status.
The EU Commission adopted on February 14, 2013 the Draft Directive on a Financial Transaction Tax (FTT). The Draft
Directive currently stipulates that once the FTT enters into force, the Participating Member States shall not maintain or introduce taxes on financial transactions other than the FTT (or VAT as provided in the Council Directive 2006/112/EC of November 28, 2006 on the common system of value added tax). For Belgium, the Tax on Stock Exchange
Transactions should thus be abolished once the FTT enters into force. Due to the lack of progress in the negotiations on the Draft Directive, the European Commission announced that it would endeavor to present a proposal for a new own resource based on the FTT by June 2024 (with a view to its introduction by 1 January 2026). The European Commission has, however, not published any proposals so far.
Annual Tax on Securities Accounts
The Belgian Annual Tax on Securities Accounts is a subscription tax, levied on securities accounts and not on the holders thereof. A securities account is defined as an account on which financial instruments can be credited and debited.
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
Enforcement of civil liabilities
We are a European public company with limited liability (Societas Europaea or SE) incorporated under the laws of the
Netherlands. A majority of our assets are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon such persons or to enforce against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the U.S.
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
F.      DIVIDENDS AND PAYING AGENTS
Not applicable.
G.      STATEMENT BY EXPERTS
Not applicable.
H.      DOCUMENTS ON DISPLAY
We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended
(Exchange Act) applicable to foreign private issuers. Accordingly, we are required to file reports and other information with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm.
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
ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We take a centralized approach to managing our exposure to market risks globally. We coordinate our access to national and international financial markets and consider and manage continuously the financial risks concerning our activities.
These risks relate to the adequacy of our equity and debt capitalization, the creditworthiness of our counterparties, our short-term liquidity, the impact of changes in interest rates on our investments and fluctuations in foreign currency exchange rates. We do not believe that risks relating to interest rates on borrowings are material as the Company has no financial debt. We do not buy or trade financial instruments for speculative purposes. For additional information on risk factors applicable to the Company, its business, financial condition and results of operations, please see “Item 3.D. —
Risk Factors.” See “Note 25 — Financial Risk Management’’ to our consolidated financial statements appended in our
Annual Report and incorporated by reference herein.
Capital risk
The Company manages its capital to ensure that it will be able to continue as a going concern. The capital structure of the Company consists of equity attributed to the holders of equity instruments of the Company, such as capital, reserves and accumulated losses as mentioned in the consolidated statements of changes in equity. The Company makes the necessary adjustments in light of changes in the economic circumstances, risks associated to the different assets and the projected cash needs of the current and projected research activities. On December 31, 2024, cash and cash equivalents amounted to $1.5 billion, current financial assets amounted to $1.9 billion and total capital amounted to $5.5 billion. The current cash situation and the anticipated cash generation and usage are the most important parameters in assessing the capital structure. The Company’s objective is to maintain the capital structure at a level to be able to finance its activities for at least twelve months. Cash income from operations is taken into account and, if needed and possible, the Company can issue new shares or enter into financing agreements.
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
The Company's commercial revenue are concentrated as discussed in “Note 17 — Segment Reporting”, on a limited number of U.S. customers with high quality creditworthiness. The Company sets customer specific credit limits in order to reduce credit risk from commercial payers.
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
Liquidity risk
The Company manages liquidity risk by maintaining adequate reserves, by continuously monitoring forecast and actual cash flows, and by matching the maturity profile of financial assets and liabilities.
The Company’s main sources of cash are the sale of commercial product and exercise of stock options. This cash is invested in savings accounts, term accounts and money market funds. These money market funds represent the majority of the Company’s available sources of liquidity. Since all of these are immediately tradable and convertible in cash they have an important mitigating effect on any short-term liquidity risk.
Interest rate risk
The only variable interest-bearing financial instruments are cash and cash equivalents and current financial assets.
Changes in interest rates may cause variations in interest income resulting from short-term interest-bearing assets. Lower short-term interests may have a negative impact on the interest income of the Company.

For the year ended December 31, 2024, if applicable interest rates would increase/decrease by 25 basis points, this would have a positive/negative impact of $8 million (compared to $8 million for the year ended December 31, 2023 and $6 million for the year ended December 31, 2022).
Cash and cash equivalents and current financial assets are invested with several highly reputable banks and financial institutions. The main purpose of the Cash Investment Policy is to preserve the available cash and to ensure sufficient short-term liquidity at all times. Therefore, the Company holds its cash and cash equivalents, in addition to current financial assets mainly with banks which are independently rated A- or higher. Amounts of cash held with banks rated lower than A- are limited to insignificant balances. The maximum amount and tenor of time deposits depends on the rating of the counterparty bank. The Company also holds cash equivalents in the form of money market funds with a low historical volatility. These money market funds are highly liquid investments and can be readily convertible into a known amount of cash. The company has adopted a policy whereby money market funds must have a minimum rating of
A, and whereby 95% of its money market funds should have a AAA-rating.
Foreign exchange risk
The Company undertakes transactions denominated in foreign currencies, causing exposures to exchange rate fluctuations. The Company is mainly exposed to the Euro, Japanese yen, British pound and Swiss franc. To limit this risk, the Company attempts to align incoming and outgoing cash flows in currencies other than USD.
The net exposure to exchange differences of the monetary assets (being from cash and cash equivalents, in addition to current financial assets) of the Company at the end of the reporting period are as follows:

	As of December 31,
(in thousands of $)	2024	2023	2022
EUR	756,676	923,773	613,866
JPY	1,640	8,232	5,613
GBP	11	7	59,026
CHF	18	193	3,832
CAD	3	266	657
Other currencies	7	10	13
On December 31, 2024, if the EUR would have strengthened/weakened versus the USD by 10%, this would have had a negative/positive impact of $76 million, compared to $92 million and $61 million on December 31, 2023 and
December 31, 2022, respectively. On December 31, 2024, if other currencies would have strengthen/weakened against the USD by 10%, this would have had no significant impact.
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
ITEM 15.     CONTROLS AND PROCEDURES
A.      DISCLOSURE CONTROLS AND PROCEDURES
Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2024.
While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.
Based upon our evaluation, as of December 31, 2024, our CEO and CFO have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), are (i) effective at the level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective at the level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including our CEO and CFO, to allow timely decisions regarding required disclosure.
B.      MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed, under the supervision of our CEO and CFO, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS, as issued by the IASB.Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly, reflect transactions and dispositions of assets, provide reasonable assurance that transactions are recorded in the manner necessary to permit the preparation of financial statements in accordance with IFRS, as issued by the IASB, and that receipts and expenditures are only carried out in accordance with the authorization of our management and directors, and provide reasonable assurance regarding the prevention or timely detection of any unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements.
Moreover, projections of any evaluation of the effectiveness of internal control to future periods are subject to a risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.
Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control-
Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in
2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of
December 31, 2024 was effective.
C.      ATTESTATION OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Deloitte
Accountants B.V., our independent registered public accounting firm. Deloitte Accountants B.V.’s audit report, including its opinion on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this Annual Report.
D.      CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the period covered by this Annual Report, we have not made any change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.     [RESERVED]
ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors previously determined that each of Mr. Verhaeghe, Mr. Rosenberg, Mr. Daly and Mr. Krognes
satisfy the independence requirements set forth in Rule 10A-3 of the Exchange Act and that Mr. Krognes qualifies as an
“audit committee financial expert” as defined by SEC rules, and has the requisite financial sophistication to meet the requirements of the Nasdaq Listing Rules.
ITEM 16B.  CODE OF ETHICS
We adopted a Code of Business Conduct and Ethics (Code of Conduct), that is applicable to all of our employees and directors. The Code of Conduct is available on our website at www.argenx.com/investors/governance/rules-codes-
compliance. The Audit and Compliance Committee of our Board of Directors is responsible for overseeing the Code of
Conduct and is required to approve any waivers of the Code of Conduct for employees and directors. We expect that any amendments to the Code of Conduct, and any waivers of its requirements, will be disclosed on our website.
ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte Accountants B.V. has served as our independent registered public accounting firm for 2024 and 2023. Our accountants billed the following fees to us for professional services in each of those years:

	Year Ended December 31,
Fees	2024	2023
	in thousands of $
Audit fees 1)	$2,657	$1,979
Audit-related fees	597	330
Total	$3,254	$2,309
(1)Audit services performed by Deloitte Accountants B.V. as the external auditor referred to in Section 1 of the Dutch Accounting Firms Oversight
Act (Wta) as well as by the Deloitte network
“Audit fees” are the aggregate fees billed for the statutory audit of our annual financial statements, and the audit of form
20-F as filed with the SEC.
“Audit-related fees” are the aggregate fees billed for permissible other assurance services. In 2024, “audit-related” fees includes fees billed for the limited assurance engagement in relation to the Sustainability Statement.2024 2023, “Audit-

Related Fees” includes fees billed for assurance and audit-related services regarding our public offerings on the Euronext
Brussels and Nasdaq.
No other fees were billed by Deloitte Accountants B.V. for the years ended December 31, 2024 and 2023.
Audit and Compliance Committee's Pre-Approval Policies and Procedures
Our audit and compliance committee has responsibility over, among other things, appointing, setting the compensation of and overseeing the work of our independent registered public accounting firm, or external auditor. In recognition of these responsibilities, our audit and compliance committee adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by our external auditor to ensure that the provision of such services does not impair the external auditor’s independence from us and our management. Unless a type of service to be provided by our external auditor has received general pre-approval from the audit and compliance committee, it requires specific pre-
approval by the audit and compliance committee in accordance with the pre-approval policy. Any payments proposed to be made in connection with any proposed services that exceed pre-approved cost levels require specific pre-approval by the audit and compliance committee.
Pursuant to the pre-approval policy, the audit and compliance committee may delegate its authority to pre-approve services to the chairperson of the audit and compliance committee. Any decisions of the chairperson to grant pre-
approvals must be presented to the full audit and compliance committee at its next scheduled meeting. The audit and compliance committee may not delegate its responsibilities to pre-approve services to management.
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
ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
According to mandatory external auditor rotation under EU Audit Regulation 537/2014, we were required to change our external auditor for the financial year ended December 31, 2025.
Our audit and compliance committee carried out an extensive process for the appointment of the external auditor, which involved the establishment of a selection committee that evaluated potential external auditors and recommended the appointment of EY Accountants B.V. Upon the audit and compliance committee’s recommendation, the Non-Executive
Directors of the Board of Directors proposed to shareholders to appoint EY Accountants B.V. as external auditor of the
Company for the year ending December 31, 2025 at the 2024 annual General Meeting of shareholders. At the 2024 annual General Meeting held on May 8, 2024, our shareholders appointed EY Accountants B.V. as the Company’s external auditors for the year ending December 31, 2025 as proposed by our Board of Directors.
The reports of Deloitte Accountants B.V. for the years ended December 31, 2023 and 2024 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Further during the years ended December 31, 2023 and 2024 and the subsequent interim period through the date of this filing on March 20, 2025, there were no disagreements with Deloitte Accountants B.V. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte Accountants B.V., would have caused it to make reference to the subject matter of the disagreements in connection with its report. There were no ”reportable events” as defined in Form 20-F.
During the years ended December 31, 2023 and 2024 and the subsequent interim period through the date of this filing on
March 20, 2025, neither the Company, nor someone on our behalf, consulted EY Accountants B.V. regarding either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that EY Accountants B.V. concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or any matter that was either the subject of a disagreement or a reportable event as defined in Form 20-F.

The Company has furnished Deloitte with a copy of the aforementioned disclosure and has formally requested and received from Deloitte the letter addressed to the SEC, indicating their concurrence with the statements made. A copy of
Deloitte's letter, dated March 20, 2025, is filed as Exhibit 15.2 to this Annual Report.
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
•Quorum at Shareholder Meetings. In accordance with Dutch law and generally accepted business practices in the
Netherlands, our Articles of Association do not provide quorum requirements generally applicable to general meetings of shareholders. To that extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.
•Solicitation of Proxies. Although we must provide shareholders with an agenda and other relevant documents ahead of any General Meeting, Dutch law does not have a regulatory regime for the solicitation of proxies, and the solicitation of proxies is not a generally accepted business practice in the Netherlands. Thus, our practice varies from the requirement of Nasdaq Listing Rule 5620(b).
•Shareholder Approval. We follow certain Dutch shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.
•Distribution of Annual Reports. We do not follow Nasdaq Listing Rule 5250(d), which requires companies to make available copies of their annual reports containing audited financial statements to their shareholders. The distribution of our annual reports to shareholders is not required under Dutch corporate law or Dutch securities laws. Furthermore, it is generally accepted business practice for Dutch companies not to distribute annual reports. In part, this is because the Dutch system of bearer shares has made it impractical to keep a current list of holders of the bearer shares in order to distribute the annual reports. Instead, we make our Annual Report available at our corporate head office in the
Netherlands (and at the offices of our Dutch listing agent as stated in the convening notice for the meeting) no later than 42 days prior to convocation of any annual General Meeting. In addition, we post a copy of our annual reports on our website prior to our annual General Meeting.
ITEM 16H.  MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I.  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J.  INSIDER TRADING POLICIES
Our Board of Directors has adopted an insider trading policy which governs the purchase, sale, and other dispositions of our securities by our directors, senior executives, employees and consultants that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to the
Company. Copy of our insider trading policy is filed as Exhibit 11.1 to this Annual Report.

ITEM 16K.  CYBERSECURITY
Information Security Risk Management and Strategy
Our approach to risk management is designed to identify, assess, prioritize and manage major risk exposures that could affect our ability to execute our corporate strategy and fulfill our business objectives. As part of our information security and privacy program, the Information Security and Management System (the ISMS), we perform risk assessments in which we map and prioritize information security risks identified through the processes described below, including risks associated with our use of third-party service providers. These assessments inform our ISMS strategies and oversight processes and are included with other enterprise risks as part of our broader enterprise risk management. We view information security risks as one of the key risks categories we face. IT system vendors are subject to security review and audits. For more information regarding the cybersecurity-related risks we face, please refer to “Item 3.D. — Risk
Factors - Risk Factors Related to argenx's Business and Industry - Our business and operations could suffer in the event of system failures or unauthorized or inappropriate use of or access to our systems”.
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
Information Security Governance and Oversight
Our ISMS enables our Board of Directors to establish a mutual understanding with our Senior Management Team of the effectiveness of our information security risk management practices and capabilities, including the division of responsibilities for reviewing our information security risk exposure and risk tolerance, tracking emerging information risks and ensuring proper escalation of certain key risks for periodic review by the Board of Directors and its committees. As part of its broader risk oversight activities, the Board of Directors oversees risks from information security threats, both directly and through the Audit and Compliance Committee . The Audit and Compliance Committee
also oversees our internal control over financial reporting.
As an element of its cybersecurity oversight activities, the Audit and Compliance Committee regularly reviews the results of our enterprise risk assessments, including information security risk assessments, as well as management's strategies to detect, monitor and manage such risks and related risk assessment and risk management policies. Our ISMS contains provisions regarding reporting to the Global Risk Management Committee. Additionally, the data protection officer provides regular updates to the Senior Management Team, and the Audit and Compliance Committee as a
component of the Audit and Compliance Committee’s compliance updates. The data protection officer also regularly reports to the Global Corporate Compliance Committee, the Global Risk Management Committee and the General
Counsel on matters such as the status of the organizational privacy plan, data breaches and routine programs. In addition to these regularly scheduled updates from the data protection officer, the Global Head of Business Information Systems reports to the Audit and Compliance Committee or the full Board of Directors, as appropriate, on how certain information security risks are being managed and progress towards agreed mitigation goals, as well as any potential material risks from cybersecurity threats that have been detected by the information security team.
Our information security team is responsible for day-to-day identification, assessment and management of the information security risks we face. Our Global Head of Business Information Systems has 33 years of experience in information management systems and the managers reporting to the Global Head of Business Information Systems have over 40 cumulative years of experience in information security. Our incident response and data breach procedures are designed for the timely detection, reporting, and investigation of all security incidents, as well as the timely notification of any reportable breaches (including any material cybersecurity incidents and personal data breaches) to the competent authorities and the timely communication to the affected individuals, where relevant. We maintain records of breaches on our quarterly corporate risk dashboard and our personal data breach register, and we monitor and regularly report our security and data breach metrics to the Senior Management Team, including the Audit and Compliance Committee , the global corporate compliance committee, and the global risk management committee. In addition to the ordinary-course
Board of Directors and Audit and Compliance Committee reporting and oversight described above, we also maintain disclosure controls and procedures designed for prompt reporting to the Board of Directors and timely public disclosure, as appropriate, of material events covered by our risk management framework, including information security risks.

PART III
ITEM 17.     FINANCIAL STATEMENTS
Not applicable.
ITEM 18.     FINANCIAL STATEMENTS
See pages F-1 through F-48 of this Annual Report.
ITEM 19.     EXHIBITS
The exhibits listed in the Exhibit Index at the end of this Annual Report are filed as exhibits to this Annual Report.

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date (mm/dd/yyyy)
1.1#	Articles of Association (English translation), as amended

1.2	Rules for the Board of Directors

2.1	Form of Deposit Agreement	Form F-1/A	333-217417	4.1	05/16/2017

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	Form 20-F	001-38097	97.1	03/21/2024

2.3#	Description of Share Capital

4.1**	Patent License Agreement, dated February 15, 2012, between the registrant and The Board of Regents of the University of Texas System, as amended	Form F-1	333-217417	10.2	04/21/2017

4.2†	Form of Indemnification Agreement between the registrant and each of its executive officers and directors	Form F-1	333-217417	10.3	04/21/2017

4.3#†	argenx Equity Incentive Plan 2024

4.4	Collaboration and License Agreement, dated January 6, 2021, between the registrant and Zai Auto Immune (Hong Kong) Limited	Form 20-F	001-38097	4.7	03/30/2021

4.5†	Remuneration Policy	Form 20-F	001-38097	4.9	03/16/2023

8.1	List of subsidiaries of the registrant	Form 20-F	001-38097	8.1	03/16/2023

11.1#	Insider trading policy

12.1#	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2#	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1#	Consent of Deloitte Accountants B.V.

15.2#	Letter from Deloitte Accountants B.V.

97.1	Executive Compensation Clawback Policy, dated July 25, 2023	Form 20-F	001-38097	97.1	03/21/2024

101.INS#	Inline XBRL Instance Document

101.SCH#	Inline XBRL Taxonomy Extension Schema Document

101.CAL#	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF#	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB#	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE#	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

#	Filed herewith.

*	Furnished herewith.

†	Indicates a management contract or any compensatory plan, contract or arrangement.

**	Confidential treatment status has been granted as to certain portions thereto, which portions are omitted and filed separately with the U.S. Securities and Exchange Commission.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
Date: March 20, 2025

ARGENX SE
By:	/s/ Tim Van Hauwermeiren
	Name:	Tim Van Hauwermeiren
	Title:	Chief Executive Officer

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of argenx SE
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of argenx SE and subsidiaries (the
“Company”) as of December 31, 2024, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income or loss, cash flows, and changes in equity, for each of the three years in the period ended
December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31,
2024, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended
December 31, 2024, in conformity with IFRS® Accounting Standards (IFRS), issued by the International Accounting
Standards Board (IASB).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United
States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.
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
Trade and Other Payables | US Sales rebates and reserves — Refer to Notes 2.17, 3 and 14 to the financial statements
Critical Audit Matter Description
The Company recognizes product net sales, relating to the sale of the products VYVGART and VYVGART SC. These product net sales are accounted for in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), whereby the sale of these products to customers is recognized for an amount that reflects the consideration to which the
Company expects to be entitled in exchange for these goods. The majority of the product gross sales are in the United
States of America, which are subject to reduction for significant components of variable consideration primarily composed of mandatory rebates to government agencies, distributors, health insurance companies and managed healthcare organizations. Together, we refer to these deductions as US sales rebates and reserves, as included in Notes
2.17, 3 and 14 to the financial statements.

The US sales rebates and reserves recorded by the Company represent estimates of the related obligations that will be settled in a future period. The main sources of significant estimation uncertainty are the payer mix, representing the portion of total sales that will be made into each payer channel, and the time lag between the point of sale and receipt of a claim. The significant assumptions and estimates used to determine the liability for the variable considerations are based upon contracts with customers, healthcare providers, payers and government agencies, regulated discounts applicable to government-funded programs, historical experience of claims received, estimated payer mix and other relevant factors. Given the complexity of this estimate, auditing this estimate required both extensive audit effort and a high degree of auditor judgment when performing auditing procedures and evaluating the results of those procedures, and therefore we identified the US sales rebates and reserves as a critical audit matter.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the US sales rebates and reserves included the following, among others:
•We evaluated the key revenue contracts and key supply chain contracts, including evaluation of the accounting treatment of the US sales rebates and reserves and the disclosures thereof in accordance with IFRS 15.
•We evaluated the independent service auditor reports for the service providers used by the Company to process US sales rebates and reserves on behalf of the Company.
•We evaluated the appropriateness and consistency of the Company’s methodology and assumptions in developing the
US sales rebates and reserves, including testing the completeness and accuracy of the underlying data used by management in their estimates.
•We tested significant assumptions and key inputs used to calculate the US sales rebates and reserves, including the payer mix, by comparing to historical data, testing the historical accuracy of estimates made by management and evaluating the impact of changes in government legislation.
•We tested the mathematical accuracy of the US sales rebates and reserves calculation.
•We tested the rebate claims received during the financial year against source documentation.
Deferred Tax Assets | Recognition of deferred tax assets in Belgium — Refer to Notes 2.16, 3 and 23 to the financial statements
Critical Audit Matter Description
The Company recognizes deferred tax assets for the carryforward of unused tax losses, innovation income deductions, and other timing differences, to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Under applicable tax law in Belgium, tax losses accumulated do not expire and are recoverable against future taxable income. In the fourth quarter of the year ended December 31, 2024, the Company concluded sufficient evidence was available to recognize the deferred tax assets held by argenx B.V., a subsidiary of the Company in Belgium. The balance of net deferred tax assets related to argenx B.V. is USD 708 million at December 31, 2024.
The recognition of argenx B.V.’s deferred tax asset requires subjective and complex auditor judgment due to a history of recent losses. Significant judgment is applied by management to evaluate whether there is convincing evidence that future taxable profits will be available against which the deferred tax assets can be utilized. This includes the evaluation of all available evidence, including historical performance, the external competitive landscape and the forecasted taxable profits within the look-forward period. A key estimate used to determine whether sufficient future taxable profits will be available is the forecasted US product net sales in the look-forward period. This assessment, which includes the length of the look-forward period utilized, requires significant management judgment.
Given the complexity of this judgment, auditing the recognition of the deferred tax assets required both extensive audit effort and a high degree of auditor judgment when performing auditing procedures and evaluating the results of those procedures. Therefore, we identified the recognition of the deferred tax assets in Belgium as a critical audit matter.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the recognition of the deferred tax assets in Belgium included the following, among others:

•We tested the effectiveness of internal controls over management's valuation of deferred tax assets in Belgium, including the controls over the budget approval and assessment of the likelihood of future taxable profits being available during the look-forward period.
•We evaluated the appropriateness of the Company’s methodology to determine whether sufficient future taxable profits will be available, including assessment of the number of years of forecasted future taxable profits used.
•We involved tax specialists to assess whether the recognition of the deferred tax assets is in accordance with the applicable accounting standards, the methodology applied to determine future taxable profits is consistent with
Belgium tax legislation and the deferred tax assets are calculated in accordance with Belgium tax legislation.
•We tested key assumptions and inputs used to determine forecasted taxable profits, specifically the growth of US product net sales by comparing this against historical performance of the Company, the approved budget and external sources.
•We assessed the Company’s ability to estimate taxable profits accurately by evaluating the historical accuracy of forecasted commercial results made in the prior year in relation to the actual results incurred in the current year.
•We tested the mathematical accuracy of the model used to determine forecasted taxable profits.
/s/ Deloitte Accountants B.V.
Rotterdam, The Netherlands
March 20, 2025
We have served as the Company's auditor since 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of argenx SE
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of argenx SE and subsidiaries (the “Company”) as of
December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the
Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United
States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the
Company and our report dated March 20, 2025, expressed an unqualified opinion on those financial statements.
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
/s/ Deloitte Accountants B.V.
Rotterdam, The Netherlands
March 20, 2025

ARGENX SE
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
(in thousands of $)	Note	2024	2023	2022
Assets
Non‑current assets
Property, plant and equipment	4	$43,517	$22,675	$16,234
Intangible assets	5	181,445	125,228	174,901
Deferred tax assets	23	924,299	97,211	79,222
Research and development incentive receivables		94,854	76,706	47,488
Investment in a joint venture	26	9,268	9,912	1,323
Prepaid expenses		23,643	47,327	–
Other non-current assets	6	42,393	39,662	40,894
Total non‑current assets		1,319,419	418,721	360,064

Current assets
Inventories	7	$407,233	$310,550	$228,353
Prepaid expenses	8	187,948	134,072	76,022
Trade and other receivables	9	904,471	496,687	275,697
Research and development incentive receivables		4,625	2,584	1,578
Financial assets	10	1,878,890	1,131,000	1,391,808
Cash and cash equivalents	11	1,499,936	2,048,844	800,740
Total current assets		4,883,103	4,123,737	2,774,197

Total assets		$6,202,522	$4,542,458	$3,134,261
The accompanying notes form an integral part of these consolidated financial statements.

		As of December 31,
(in thousands of $)	Note	2024	2023	2022
Equity and liabilities
Equity	12
Equity attributable to owners of the parent
Share capital		$7,227	$7,058	$6,640
Share premium		5,948,916	5,651,497	4,309,880
Translation differences		126,832	131,543	129,280
Accumulated losses		(1,571,804)	(2,404,844)	(2,109,791)
Other reserves		987,112	712,253	477,691
Total equity		$5,498,283	$4,097,507	$2,813,699

Non-current liabilities
Provisions for employee benefits		1,803	1,449	870
Lease liabilities	21	32,520	15,354	9,009
Deferred tax liabilities	23	–	5,155	8,406
Total non-current liabilities		34,323	21,958	18,285

Current liabilities
Lease liabilities	21	6,533	4,646	3,417
Trade and other payables	14	649,993	414,013	295,679
Tax liabilities	23	13,390	4,334	3,181
Total current liabilities		669,916	422,993	302,277

Total liabilities		$704,239	444,951	320,562

Total equity and liabilities		$6,202,522	$4,542,458	$3,134,261
The accompanying notes form an integral part of these consolidated financial statements.

ARGENX SE
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		Year Ended December 31,
(in thousands of $ except for shares and EPS)	Note	2024	2023	2022
Product net sales	17	$2,185,883	$1,190,783	$400,720
Collaboration revenue	15	4,348	35,533	10,026
Other operating income	16	61,808	42,278	34,520
Total operating income		2,252,039	1,268,594	445,267

Cost of sales	7	(227,289)	(117,835)	(29,431)
Research and development expenses	18	(983,423)	(859,492)	(663,366)
Selling, general and administrative expenses	19	(1,055,337)	(711,905)	(472,132)
Loss from investment in a joint venture	26	(7,644)	(4,411)	(677)
Total operating expenses		(2,273,693)	(1,693,643)	(1,165,607)

Operating loss		$(21,654)	$(425,049)	$(720,341)

Financial income	22	157,509	107,386	27,665
Financial expense	22	(2,464)	(906)	(3,906)
Exchange (losses)/gains	22	(48,211)	14,073	(32,732)

Profit/(Loss) for the year before taxes		$85,180	$(304,496)	$(729,314)
Income tax benefit	23	$747,860	$9,443	$19,720
Profit/(Loss) for the year		$833,040	$(295,053)	$(709,594)
Profit/(Loss) for the year attributable to:
Owners of the parent		833,040	(295,053)	(709,594)
Weighted average number of shares outstanding	24	59,855,585	57,169,253	54,381,371
Weighted average number of shares for purpose of diluted profit/(loss) per share	24	65,177,815	57,169,253	54,381,371
Basic profit/(loss) per share (in $)	24	13.92	(5.16)	(13.05)
Diluted profit/(loss) per share (in $)	24	12.78	(5.16)	(13.05)
The accompanying notes form an integral part of these consolidated financial statements.

ARGENX SE
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

		Year Ended December 31,
(in thousands of $)	Note	2024	2023	2022
Profit/(Loss) for the year		$833,040	$(295,053)	$(709,594)

Items that may be reclassified subsequently to profit or loss, net of tax
Currency translation differences, arisen from translating foreign activities		(4,711)	2,263	(2,404)
Items that will not be reclassified subsequently to profit or loss, net of tax
Fair value gain/(loss) on investments in equity instruments designated as FVTOCI	6	(648)	(1,915)	(18,267)

Other comprehensive profit/(loss), net of income tax		(5,359)	348	(20,671)

Total comprehensive profit/(loss) attributable to:
Owners of the parent		$827,681	$(294,705)	$(730,266)
The accompanying notes form an integral part of these consolidated financial statements.

ARGENX SE
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,
(in thousands of $)	Note	2024	2023	2022
Operating profit/(loss)		$(21,654)	$(425,049)	$(720,341)
Adjustments for non-cash items
Amortization of intangible assets	5	10,282	105,674	99,766
Depreciation of property, plant and equipment	4	7,245	5,633	4,576
Provisions for employee benefits		432	573	459
Expense recognized in respect of share-based payments	13	235,179	232,974	157,026
Fair value gains on financial assets at fair value through profit or loss	6	(3,834)	—	(4,256)
Loss from investment in a joint venture	26	7,644	4,411	677
Other non-cash (benefit)/expenses		(277)	2,074	—
		$235,017	$(73,710)	$(462,093)
Movements in current assets/liabilities
(Increase)/decrease in trade and other receivables	9	(423,112)	(185,694)	(222,260)
(Increase)/decrease in inventories	7	(95,996)	(83,030)	(119,277)
(Increase)/decrease in other current assets		(56,154)	(59,024)	(18,294)
Increase/(decrease) in trade and other payables	14	246,336	95,600	329
Movements in non-current assets/liabilities
(Increase)/decrease in other non‑current assets	6	(19,930)	(29,416)	(16,220)
(Increase)/decrease in non-current prepaid expense		23,683	(47,327)	—

Net cash flows used in operating activities, before interest and taxes		(90,156)	(382,601)	(837,815)

Interest paid		(392)	(211)	(851)
Income taxes received/(paid)		7,801	(37,515)	(24,141)

Net cash flows used in operating activities		$(82,747)	$(420,327)	$(862,807)

Purchase of intangible assets	5	(66,500)	(43,000)	(102,986)
Purchase of property, plant and equipment	4	(1,801)	(812)	(837)
Purchase of current financial assets	10	(2,183,542)	(1,271,730)	(1,694,046)
Sale of current financial assets	10	1,429,600	1,543,999	1,325,540
Interest received		111,649	92,753	13,146
Investment in a joint venture	26	(7,000)	(13,000)	(2,000)

Net cash flows from/(used in) investing activities		$(717,594)	$308,210	$(461,184)

Principal elements of lease payments	21	(7,638)	(3,801)	(4,165)
Proceeds from issue of new shares, gross amount	12	—	1,196,731	760,953
Issue costs paid	12	—	(821)	(781)
Exchange (losses)/gains from currency conversion on proceeds from issue of new shares		—	(1,507)	410
Payment of employee withholding taxes relating to restricted stock unit awards		(21,868)	(12,138)	(5,855)
Proceeds from exercise of stock options	12	309,265	158,263	93,195

Net cash flows from financing activities		$279,759	$1,336,727	$843,757

Increase/(decrease) in cash and cash equivalents	$(520,582)	$1,224,610	$(480,234)

Cash and cash equivalents at the beginning of the year	$2,048,844	$800,740	$1,334,676
Exchange gains/(losses) on cash and cash equivalents	$(28,326)	$23,494	$(53,702)
Cash and cash equivalents at the end of the year	$1,499,936	$2,048,844	$800,740
The accompanying notes form an integral part of these consolidated financial statements.

ARGENX SE
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the parent
(in thousands of $)	Share capital	Share premium	Accumulated losses	Translation differences	Share-based payment and income tax deduction on share-based payments	Fair value movement on investment in equity instruments designated as at FVTOCI	Total equity attributable to owners of the parent	Total equity
Balance on January 1, 2022	$6,233	$3,462,775	$(1,400,197)	$131,684	$373,019	$(39,290)	$2,534,224	$2,534,224

Loss for the year			(709,594)				(709,594)	(709,594)
Other comprehensive income/(loss)				(2,404)		(18,267)	(20,671)	(20,671)
Total comprehensive income/(loss) for the year	—	—	(709,594)	(2,404)	—	(18,267)	(730,266)	(730,266)
Income tax benefit from excess tax deductions related to share-based payments					3,946		3,946	3,946
Share-based payment					158,282		158,282	158,282
Issue of share capital	294	760,659					760,953	760,953
Transaction costs for equity issue		(781)					(781)	(781)
Exercise of stock options	113	93,082					93,195	93,195
Ordinary shares withheld for payment of employees’ withholding tax liability		(5,855)					(5,855)	(5,855)

Balance on December 31, 2022	$6,640	$4,309,880	$(2,109,791)	$129,280	$535,247	$(57,557)	$2,813,699	$2,813,699

Loss for the year			(295,053)				(295,053)	(295,053)
Other comprehensive income/(loss)				2,263		(1,915)	348	348
Total comprehensive income/(loss) for the year	—	—	(295,053)	2,263	—	(1,915)	(294,705)	(294,705)
Income tax benefit from excess tax deductions related to share-based payments					2,310		2,310	2,310
Share-based payment					234,168		234,168	234,168
Issue of share capital	288	1,196,444					1,196,732	1,196,732
Transaction costs for equity issue		(821)					(821)	(821)
Exercise of stock options	130	158,133					158,263	158,263
Ordinary shares withheld for payment of employees’ withholding tax liability		(12,139)					(12,139)	(12,139)

Balance on December 31, 2023	$7,058	$5,651,497	$(2,404,844)	$131,543	$771,725	$(59,472)	$4,097,507	$4,097,507

Profit for the year			833,040				833,040	833,040
Other comprehensive income/(loss)				(4,711)		(648)	(5,359)	(5,359)
Total comprehensive income/(loss) for the year	—	—	833,040	(4,711)	—	(648)	827,681	827,681
Income tax benefit from excess tax deductions related to share-based payments					39,650		39,650	39,650
Share-based payment					235,856		235,856	235,856
Exercise of stock options	169	319,288					319,457	319,457
Ordinary shares withheld for payment of employees’ withholding tax liability		(21,869)					(21,869)	(21,869)

Balance on December 31, 2024	$7,227	$5,948,916	$(1,571,804)	$126,832	$1,047,231	$(60,119)	$5,498,283	$5,498,283
Please refer to ‘‘Note 12 — Share Capital and Share Premium’’ for more information on the share capital and movement in number of shares. See also ‘‘Note 13 — Share-Based
Payments’’ for more information on the share-based payments. The accompanying notes form an integral part of these consolidated financial statements.

ARGENX SE
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. General Information about the Company
argenx SE is a Dutch European public company with limited liability incorporated under the laws of the NetherlandsThe
Netherlands. The company (COC 24435214) has its official seat in Amsterdam, the Netherlands, and its registered office is at Laarderhoogtweg 25, 1101 EB Amsterdam, the Netherlands. An overview of the company and its subsidiaries (the
Company) are described in ‘‘Note 30 — Overview of Consolidation Scope’’.
argenx SE is a publicly traded company with ordinary shares listed on Euronext Brussels under the symbol “ARGX”
since July 2014 and with American Depositary Shares listed on Nasdaq under the symbol “ARGX” since May 2017.
2. Material Accounting Policy Information
The Company’s material accounting policies are summarized below.
2.1 Statement of compliance and basis of preparation
The consolidated financial statements are prepared in accordance with the IFRS® Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements provide a general overview of the Company’s activities and the results achieved. They present fairly the entity’s financial position, its financial performance and cash flows, on a going concern basis.
The material accounting policy information applied in the preparation of the above consolidated financial statements are set out below. All amounts are presented in thousands of US dollar, unless otherwise indicated, rounded to the nearest $
‘000.
The consolidated financial statements have been approved for issue by the Company’s Board of Directors (the “Board”)
on March 19, 2025.
2.2 Adoption of new and revised standards
New standards and interpretations applicable for the annual period beginning on January 1, 2024
•In the current year, the Group has assessed and adopted amendments to IFRS as issued by the IASB that are mandatorily effective for accounting periods that begin on or after January 1, 2024. Their adoption has not had any material impact on the disclosures or on the amounts reported in these consolidated financial statements.
New standards and interpretations issued, but not yet applicable for the annual period beginning on January 1, 2024
•IFRS 18 Presentation and Disclosures in Financial Statements
IFRS 18 replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 Accounting Policies, Changes in
Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. Furthermore, the IASB has made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share.
IFRS 18 introduces new requirements to:
•present specified categories and defined subtotals in the statement of profit or loss
•provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements
•improve aggregation and disaggregation.
An entity is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions.

•Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
The amendments address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 Financial Instruments. The amendments are effective for reporting periods beginning on or after
January 1, 2026.
The Group continues to evaluate the impacts of the application of these amendments on the consolidated financial statements in future periods.
We have not early adopted any standard, interpretation, or amendment that has been issued but is not yet effective.
2.3 Basis of consolidation
The consolidated financial statements include the financial statements of the Company and entities controlled by the
Company (its subsidiaries). Control is achieved when the Company:
•has power over the investee;
•is exposed, or has rights, to variable returns from its involvement with the investee; and
•has the ability to use its power to affect its returns.
The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
The results of the subsidiaries are included in the consolidated statements of profit or loss and consolidated statements of other comprehensive income or loss from the effective date of acquisition up to the date when control ceases to exist.
When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.
All intercompany transactions and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.
2.4 Foreign currency transactions
2.4.1 Functional and presentation currency
Items included in the consolidated financial statements of each of the entities are valued using the currency of their economic environment in which the entity operates. The consolidated financial statements are presented in USD ($), which is the Company’s functional and presentation currency.
2.4.2 Transactions and balances
Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate ruling at the reporting date.
Foreign exchange differences arising on translation are recognized in the consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss as “Exchange (losses)/gains”. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate applicable at the date of the transaction.
2.4.3 Financial statements of foreign entities
For foreign entities using a different functional currency than USD:
•assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet;
•income and expenses for each statement presenting profit or loss and statements of other comprehensive income or loss are translated at average exchange rates.

2.5 Intangible assets
2.5.1 Internally generated intangible assets
Expenditure on research activities is recognized as an expense in the period in which it is incurred.
2.5.2 Acquired In-Process R&D and Acquired R&D available for use
Upfront payments and development milestone payments for “Acquired In-Process R&D” obtained through in-licensing arrangements are capitalized as intangible assets under “Acquired In-Process R&D” upon meeting the IAS 38 capitalization criteria. These intangibles are considered as intangible assets with definite useful lives and are carried at cost less amortization and accumulated impairment losses. The Company has not started to amortize “Acquired In-
Process R&D” as they are not available for use until regulatory approval has been obtained, but they are evaluated for potential impairment on an annual basis or when facts and circumstances may indicate a risk of impairment. Any impairment charge is recorded in the consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss under “Research and development expense”. Once an asset included in “Acquired In-
Process R&D” has received marketing approval from a regulatory authority, it is recorded under “Acquired R&D available for use” category.
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
“Acquired R&D available for use” is evaluated for potential impairment when the Company identifies indications based on facts and circumstances of the asset. Any impairment charge is recorded in the consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss under “Cost of sales”. “Acquired R&D available for use” is amortized under “Cost of sales” on a straight-line basis over the estimated useful life, being the longer of the current patent protection life of the acquired R&D and patent protection life of the combined product.
2.5.3 Other intangible assets
Other intangible assets could include a Priority Review Voucher (PRV) which the Company can use to obtain the priority review by the FDA for one of its future regulatory submissions or may sell or transfer to a third party. The PRV is initially measured at cost and annually reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable. Any impairment charge is recorded in the consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss under “Research and development expenses.” Using the PRV results in amortization recorded in the consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss under “Research and development expenses” and subsequent derecognition of the intangible asset.
2.6 Research and development incentives receivables
The current and non-current research and development incentive receivables relate to refunds resulting from research and development incentives on Research and development expenses in Belgium and are credited to the consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss under the line “Other operating income” when the relevant expenditure has been incurred and there is a reasonable assurance that the research and development incentives will be received.
2.7 Inventories
Inventories are carried at cost or net realizable value, whichever is lowest. Cost comprises of costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. If the expected sales price less completion costs to execute sales (net realizable value) is lower than the carrying amount, a write-down is recognized for the amount by which the carrying amount exceeds its net realizable value.
Included in inventory are products which could, besides commercial activities, be used in preclinical and clinical programs, and free-of-charge, compassionate use and pre-approval access program. These products are expensed either through “Research & development expenses” or “Selling, general and administrative expenses”.
We capitalize inventory costs associated with products prior to the regulatory approval of these products, or for inventory produced in production facilities not yet approved, when it is highly probable that the pre-approval inventories will be sellable. The determination to capitalize is based on the particular facts and circumstances relating to the expected regulatory approval of the product or production facility being considered. The assessment of whether or not the product is considered highly probable to be sellable is made and includes, but is not limited to, how far a particular product or facility has progressed along the approval process, any known safety or efficacy concern and other impediments.
Previously capitalized costs related to pre-launch inventories could be required to be written down upon a change in such judgement or due to a denial or delay of approval by regulatory bodies, a delay in commercialization or other potential factors, which will be recorded under “Research and development expenses” in the consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss.
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
Loss allowance for expected credit losses are established using a simplified approach of forward-looking expected credit loss model (ECL), which includes possible default events on the trade receivables over the entire holding period of the trade receivable. These provisions represent the difference between the trade receivable’s carrying amount in the consolidated statements of financial position and the estimated collectible amount. Charges for loss allowance for expected credit losses are recorded under “Selling, general and administrative expenses” in the consolidated statements of profit or loss and consolidated statements of other comprehensive income or loss.
2.9 Current financial assets
Current financial assets measured at amortized costs comprise of term accounts that have an initial maturity equal or less than twelve months, but exceeding three months.
Current financial assets measured at fair value through profit or loss comprise of money market funds.
Interests on Current financial assets are reported under Cash Flow from investment activities under “Interest received”
2.10 Cash and cash equivalents
Cash are financial assets measured at amortized cost and comprise of cash at bank.
Cash equivalents measured at amortized cost comprise of term accounts that have an initial maturity of less than three months that are subject to an insignificant risk of changes in values.
Cash equivalents measured at fair value through profit or loss comprise of money market funds that are readily convertible to cash and are subject to insignificant risk of changes in value and which are used by the Company in the management of its short-term commitments. The Company applies judgement at each reporting period on the classification of its money market funds.
Cash and cash equivalents exclude restricted cash, which is presented in the consolidated statements of financial position under the line “Other non-current assets”.
Interests on Cash and cash equivalents is reported under Cash Flow from investment activities under “Interest received”.
2.11 Trade and other payables
Trade and other payables are comprised of liabilities that are due less than one year from the balance sheet date and are in general not interest bearing and settled on an ongoing basis during the financial year. They also include accrued expenses related to the Company’s research and development activities, sales rebates and reserves and short-term employee benefits. Trade and other payables are initially measured at their transaction price, which are subsequent to initial recognition measured at amortized cost.
Short-term employee benefits include payables and accruals for salaries and bonuses to be paid to the employees of the
Company. They are recognized as expenses for the period in which employees perform the corresponding services.

2.12 Leases
The Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For short-term leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.
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
The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-
use asset is depreciated over the useful life of the underlying asset. The right-of-use assets are presented in the consolidated statements of financial position under the caption “Property, plant and equipment”.
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
Profit share in AgomAb Therapeutics NV: The Company holds investments in non-current financial assets, which based on IFRS 9, are designated as financial assets at fair value through profit or loss. The fair value of listed investments is based upon the closing price of such securities at each reporting date. As there is no active market for this equity instrument, the Company establishes the fair value by using valuation techniques. The changes to the fair valuation is recorded under “Other operating income” in the consolidated statements of profit or loss.
Shares of Zai Lab Ltd: Based on IFRS 9, the Company irrevocably elected to designate this specific investment as a financial asset at fair value through OCI as the participation is not held for trading purposes nor contingent consideration recognized by an acquirer in a business combination. The investment is recorded under “Other non-current assets” in consolidated statements of financial position and changes to the fair valuation is recorded under “Fair value gain/(loss)
on investments in equity instruments designated as at FVTOCI” in the consolidated statements of other comprehensive income or loss.
2.14 Shareholder’s equity
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.
The Company has never distributed any dividends to its shareholders. As of December 31, 2024, no profits were available for distribution.
2.15 Share-based payments
Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the acceptance date. Equity settled share based payments includes expenses related to stock options and restricted stock units granted by the Company.
The fair value determined at the acceptance date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled share-based payment reserve.
The share-based payment expense is recorded in the “Consolidated Statements of Profit or Loss” depending on the nature of the services provided by each beneficiary.
2.16 Income taxes
Income tax in the consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss represents the total of the current tax and deferred tax.
The current tax is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statements of profit or loss and consolidated statements of other comprehensive income or loss as it excludes items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The
Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of taxable profit. The
Company recognizes deferred tax assets, including the tax base of tax loss carryforwards, if management assesses that these tax assets can be offset against positive taxable profits in the future. This judgment is made on an ongoing basis, considering actual results, budgets, and business plans for the coming years. The realization of deferred tax assets depends on all available factors as of reporting date.
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
The Company records uncertain tax positions in accordance with IAS 12 Income Taxes using the 2-step test whereby (1)
the Company determines whether it is probable that the tax positions will be accepted by relevant taxing authorities, and
(2) for those tax positions that are not probable that a tax authority will accept in full the position, the Company recognizes uncertain tax positions using either the most likely amount or the expected value, depending on specific facts and circumstances.
2.17 Product net sales
Revenue from the sale of products is recognized at an amount that reflects the consideration that the Company expects to be entitled to receive in exchange for transferring goods to a customer, at the time when the customer obtains control of the goods rendered, this means when the customer has the ability to direct the use of the asset. The consideration that is committed in a contract with a customer can include fixed amounts, variable amounts, or both. The amount of the consideration may vary due to discounts, rebates, returns, chargebacks or other similar items. Contingent consideration is included in the transaction price when it is highly probable that the amount of revenue recognized is not subject to future significant reversals.
Product net sales are recognized once we satisfy the performance obligation at a point in time under the revenue recognition criteria in accordance with IFRS 15 Revenue from contracts with customers.
Revenue arising from the commercial sale of commercial product is presented in the consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss under “Product net sales”. In accordance with IFRS 15, such revenue is recognized when the product is physically transferred, in accordance with the delivery and acceptance terms agreed with the customer. Payment of the transaction price is payable at the point the customer obtains the legal title to the goods.
The amount of revenue recognized reflects the various types of price reductions or rights of return offered by the
Company to its customers. Such price reductions and rights of return qualify as variable consideration under IFRS 15.
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
Medicare Part D Coverage Gap: The Medicare Part D coverage gap is a federal program to subsidize the costs of prescription drugs for Medicare beneficiaries in the U.S., which mandates manufacturers to fund a portion of the
Medicare Part D insurance coverage gap for prescription drugs sold to eligible patients. Funding of the coverage gap is generally invoiced and paid in arrears. We estimate the impact of the Medicare Part D coverage gap using the expected-
value method based on an amount expected to be incurred for the current quarter’s activity, plus an accrual balance for known prior quarters. Estimates for the impact of the Medicare Part D coverage gap are adjusted quarterly to reflect actual experience. We record an accrued liability for unpaid reserves related to the Medicare Part D coverage gap.
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
Value-based arrangements (VBAs): VBAs are arrangements with third party payers where the Company will pay the third-party payers rebates and other fees on eligible purchases of the Company’s product. In consideration for the rebates and fees paid, the third-party Payers will cover its’ patient purchases made of the Company’s products. The structure of the rebates and fees are largely structured based on volume of product purchased. The rebates and fees paid will be treated as variable consideration and a reduction to the transaction price. We use the expected-value method for estimating the ultimate rebate and fee paid, which are based on the volume of product sold. We apply the applicable rebate rate against a payer mix factor for the relevant patient populations and to the vials sold in the effective plan year of the rebate to derive a liability recorded. Estimates for these agreements are adjusted quarterly to reflect the most recent information. We record an accrued liability for unpaid value-based agreements.
The estimated amounts described above are recognized in the consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss within “Product net sales” as a reduction of gross sales, and within “Trade and other payables” in the consolidated statements of financial position. They are subject to regular review and adjustment as appropriate based on the most recent data available to management. Each of the above items require significant estimates, judgement and information obtained from external sources. If management’s estimates differ from actual results, we will record adjustments that would affect product sales in the period of adjustment.

2.18 Collaboration and license agreements
The Company has currently two active collaboration and license agreements in scope of IFRS 15:
Zai Lab
Under the collaboration agreement, the Company provides clinical and commercial supply to Zai Lab. The Company concludes to recognize such sales as revenue given that the Company acts as principal in the transaction as the risk related to inventory is borne by the Company until the inventory is transferred to Zai Lab. The revenue related to clinical supply is recorded under line item “Collaboration revenue”. The revenue related to commercial supply is recorded under line item “Product net sales” in the Consolidated Statements of Profit or Loss. The income related to royalties on sales made in China is recorded under line item “Collaboration revenue”.
AbbVie
For the collaboration agreement with AbbVie the Company has determined that the transfer of license combined with the performance of research and development activities represent one single performance obligation. The Company concluded that the license is not distinct in the context of the contract.
The transaction price is composed of a fixed part, being an upfront license fee, and a variable part, being milestone payments and cost reimbursements for research and development activities delivered. Milestone payments are only included in the transaction price to the extent it is highly probable that a significant reversal in the amount of cumulative revenue recognition will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Management estimates the amount to be included in the transaction price upon achievement of the milestone event. Sales-based milestones and sales-based royalties are a part of the Company’s arrangements but are not yet included in its revenues.
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
2.19 Cost of Sales
Cost of sales are recognized when the associated revenue from product net sales is recognized. Cost of sales include material, manufacturing costs and other costs attributable to production, including shipping costs relevant amortizations, as well as royalties payable on sold products.
3. Critical accounting judgments and major sources of estimation uncertainty
In the application of the Company’s accounting policies, which are described above, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
Major sources of estimation uncertainty
Sales rebates and reserves
Product Sales are recognized when the Company has transferred control of the goods to the customer. Product Sales are subject to various deductions, which are primarily composed of rebates to government agencies, distributors, health insurance companies and managed healthcare organizations to arrive to ‘‘Product net sales’’. Certain deductions from
Product Sales are subject to payment based on claims after the initial recognition of the sale due to the time lag between the point of sale and receipt of a claim.
Upon initial recognition of the Product Sales, the Company recognizes a liability for the variable consideration based on the Company’s best estimate of expected claims. This estimate is a source of complexity and uncertainty as the Company estimates the transaction price based upon contracts with customers, healthcare providers, payors and government agencies, regulated discounts applicable to government-funded programs, historical experience of claims received, estimated payer mix, and other relevant factors. These open claims are recorded as liabilities under “Sales rebates and reserves’’ in the ‘‘Consolidated Statements of Financial Position’’.
The Company reviews these liabilities at each reporting period to take into account potential changes in the programs, the volume of claims and/or the most probable final outcome associated to each sale. In line with IFRS 15, the Company applies constraint in recognition of variable compensation on Product Net Sales. Due to the nature of these liabilities it is not practicable to give meaningful sensitivity estimates due to the large volume of variables that contribute to the overall rebates, chargebacks, and other incentives as outlined in “Note 2.17 — Product net sales”. Future events could cause the assumptions within our valuation models to change and materially affect the future results of the Company.
Please refer to “Note 14 — Trade and Other Payables” for the movement over the period and the ending balance of the sales rebates and reserves.
Critical accounting judgment
Deferred Tax Assets
The Company recognizes deferred tax assets if management assesses that these tax assets are recoverable in the future.
This judgment is made on an ongoing basis, considering actual results, forecasts, and business plans for the look-forward period.
The Company has exercised a Critical Accounting Judgement with respect to defining the number of years of forecasted future taxable profits to be considered as reliable as positive evidence towards its estimate on recognition of deferred tax assets. The Company has aligned the duration of its deferred tax assessment with the time horizon of its annual operating plan and long-range predictive estimates.
In the fourth quarter of the year ended December 31, 2024, the Company reassessed the body of evidence as part of its
2025 budgeting and forecasting cycle noting the shift of positive evidence outweighing negative evidence. Such positive evidence, includes significant revenue growth in the U.S. based Product Net Sales, as well as, expectations regarding future operating and taxable profits. The Company expects its future revenues to sustain its investments in its clinical and pre-clinical pipeline.
This evaluation was done alongside the evolution of the external competitive landscape of our commercialized products, and the positive evidence following our execution in the second half of 2024 on the approvals of VYVGART
HYTRULO for CIDP. Our evaluation of the evidence for the current reporting period is further detailed in
“Note 23 — Income taxes” which presents the balance of $708 million in net deferred tax assets for argenx BV as of
December 31, 2024.
The Company considers the evaluation of all available positive and negative evidence used in its overall recognition conclusion to be a Critical Accounting Judgment.
The Company has determined that a key estimate in exercising this judgement is related to the growth of U.S. based
Product Net Sales. The forecasts for future growth in this market are important for the utilization of deferred tax assets against taxable profits by argenx BV. Based on sensitivities and analysis over assumptions in the model, the Company has determined that other inputs are less sensitive or significant to the recognition of our deferred tax assets. The
Company’s current sensitivities do not exceed the look-forward period.
The Critical Accounting Judgement and the key estimate relating to deferred tax assets are limited to the Company’s subsidiary argenx BV which holds these assets.
No other Critical accounting judgments and major sources of estimation uncertainty have been made in the current period by the Company.

4. Property, Plant and Equipment

(in thousands of $)	IT, office and lab equipment	Right-of-use assets Buildings	Right-of-use assets Vehicles	Leasehold improvements	Leased equipment	Total
Cost

On January 1, 2022	$7,938	$16,462	$3,075	$1,981	$346	$29,802
Additions	962	3,353	905	—	—	5,219
Disposals	(105)	—	—	—	—	(105)
Currency translation adjustment	(635)	—	—	—	—	(635)
On December 31, 2022	8,160	19,815	3,980	1,981	346	34,282
Additions	937	8,770	2,327	48	—	12,082
Disposals	(202)	—	(757)	(54)	—	(1,013)
On December 31, 2023	8,895	28,585	5,550	1,975	346	45,350
Additions	1,039	20,639	5,492	982	—	28,152
Disposals	(220)	(234)	(333)	—	—	(787)
On December 31, 2024	$9,714	$48,990	$10,709	$2,957	$346	$72,715

Depreciation and impairment

On January 1, 2022	$(4,565)	$(6,774)	$(1,411)	$(1,093)	$(116)	$(13,958)
Depreciation	(1,388)	(2,179)	(735)	(257)	(35)	(4,593)
Disposals	90	—	—	—	—	90
Currency translation adjustment	408	5	1	1	—	414
On December 31, 2022	(5,454)	(8,948)	(2,145)	(1,350)	(150)	(18,047)
Depreciation	(1,539)	(2,839)	(971)	(189)	(36)	(5,574)
Disposals	189	—	757	—	—	946
On December 31, 2023	(6,804)	(11,787)	(2,359)	(1,539)	(186)	(22,675)
Depreciation	(1,252)	(3,657)	(2,067)	(234)	(35)	(7,245)
Disposals	155	234	333	—	—	722
On December 31, 2024	$(7,901)	$(15,210)	$(4,093)	$(1,773)	$(221)	$(29,198)

Carrying Amount

On December 31, 2022	$2,706	$10,867	$1,835	$631	$196	$16,234
On December 31, 2023	2,091	16,798	3,191	436	160	22,675
On December 31, 2024	$1,813	$33,780	$6,615	$1,184	$125	$43,517
Depreciation is recognized as from the moment when the asset is ready for its intended use so as to depreciate the cost of the assets less their residual values over their useful lives, using the straight-line method. Unless revised due to specific changes in the estimated useful life, annual depreciation rates are as follows:
•Office and lab equipment: three to five years
•IT equipment: three years
Depreciation of right-of-use assets is done over the expected duration of the lease including lease extensions where applicable.
As of December 31, 2024, there are no material commitments to acquire property, plant and equipment. Furthermore, no items of property, plant and equipment are pledged. See “Note 21 — Leases” for information for leases where the
Company is a lessee.

5. Intangible Assets

(in thousands of $)	Acquired R&D available for use	Acquired In- Process R&D	Software & databases	Other Intangibles	Total
Cost

On January 1, 2022	$—	$70,180	$3,353	$99,058	$172,591
Additions	—	—	992	102,000	102,992
Disposals	—	—	(5)	—	(5)
Derecognition	—	—	—	(99,058)	(99,058)
On December 31, 2022	—	$70,180	$4,340	$102,000	$176,519
Additions	56,000	—	—	—	56,000
Derecognition	—	—	—	(102,000)	(102,000)
Reclassification	52,931	(52,931)	—	—	—
On December 31, 2023	108,931	$17,249	$4,340	$—	$130,520
Additions	36,500	30,000	—	—	66,500
On December 31, 2024	$145,431	$47,249	$4,340	$—	$197,020

Amortization and impairment

On January 1, 2022	$—	$—	$(907)	$—	$(907)
Amortization	—	—	(711)	(99,058)	(99,768)
Derecognition	—	—	—	99,058	99,058
On December 31, 2022	—	$—	$(1,618)	$—	$(1,618)
Amortization	(3,392)	—	(282)	(102,000)	(105,674)
Derecognition	—	—	—	102,000	102,000
On December 31, 2023	(3,392)	$—	$(1,900)	$—	$(5,292)
Amortization	(10,069)	—	(213)		(10,282)
Derecognition	—	—	—	—	—
On December 31, 2024	$(13,461)	$—	$(2,113)	$—	$(15,575)

Carrying Amount

On December 31, 2022	$—	$70,180	$2,722	$102,000	$174,901
On December 31, 2023	105,539	17,249	2,440	—	125,228
On December 31, 2024	$131,970	$47,249	$2,226	$—	$181,445
Acquired In-Process R&D is mainly related to the in-licensing of the ENHANZE® drug delivery technology from
Halozyme. In line with its accounting policies, the Company has capitalized the upfront payment upon commencement of the in-license agreement. In June 2023, the Company obtained the FDA approval for VYVGART HYTRULO. During the year ended December 31, 2023, upon obtaining regulatory approval, $53 million has been moved from “Acquired In-
Process R&D” to “Acquired R&D available for use”.
In 2024, the Company extended its collaboration with Halozyme and nominated four new targets to be in-licensed to the
ENHANZE® drug delivery technology. The cost of the license was capitalized as “Acquired In-Process R&D”.
Further, the additions to “Acquired R&D available for use” are related to sales-based milestones triggered during 2024.
The “Acquired R&D available for use” are amortized under “Cost of sales” on a straight-line basis over their useful life.
The Company performs an annual impairment review on the intangible assets. This review did not result in the recognition of an impairment charge for the years ended December 31, 2024, 2023 and 2022.

In the fourth quarter of 2023, the Company utilized the PRV submitted with the sBLA filing for VYVGART HYTRULO for the treatment of CIDP, which resulted in the amortization of $102 million of intangible assets which is recognized under “Research and development expenses” within the consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss and subsequent derecognition of $102 million of intangibles included under “Other intangibles” on the consolidated statements of financial position.
As of December 31, 2024, there are no material commitments to acquire intangible assets, except as set forth in
“Note 28 — Commitments”. No intangible assets are pledged as security for liabilities nor are there any intangible assets whose title is restricted.
6. Other Non-Current Assets
Other non-current assets consisted of non-current restricted cash and financial assets held at fair value through profit or loss or through OCI.

	As of December 31,
(in thousands of $)	2024	2023	2022
Non-current restricted cash	$1,964	$2,419	$1,736
Non-current financial assets held at fair value through profit or loss	25,549	21,715	21,715
Non-current financial assets held at fair value through OCI	14,880	15,528	17,443
Total other non-current assets	$42,393	$39,662	$40,894
Non-current restricted cash on December 31, 2024 was mainly composed of deposit guarantees paid under the lease agreements for the laboratory and offices of the Company.
Non-current financial assets held at fair value through profit or loss is comprised of the profit share in AgomAb
Therapeutics NV. In March 2019, the Company entered into a license agreement with AgomAb Therapeutics NV for the use of HGF-mimetic SIMPLE Antibodies™, developed under the Company’s Immunology Innovative Program. In exchange for granting this license, the Company received a profit share in AgomAb Therapeutics NV. Since AgomAb
Therapeutics NV is a private company, the valuation of the profit share is based on the post-money valuation coming from its most recent financing round.
In June 2022, AgomAb Therapeutics NV secured €38 million as a result of the extension of Series B. The Company used the post-money valuation of this Series B financing round and the number of outstanding shares in determining the fair value of the profit-sharing instrument, which resulted in a change in fair value of non-current financial assets of
€4 million recorded through profit or loss in 2022.
In October 2023, AgomAb Therapeutics NV secured €100 million as a result of a Series C financing round. The
Company’s profit share was diluted, but resulting in no change of the fair value. In October 2024, AgomAb Therapeutics
NV secured $89 million as a result of a Series D financing round. The Company’s profit share was diluted and resulted in an increase of the fair value.
Fair value changes on non-current financial assets with fair value through profit or loss are recognized in the consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss under
“Other operating income”.
As part of the license agreement for the development and commercialization for efgartigimod in Greater China, in 2021 the Company obtained, amongst others, 568,182 newly issued Zai Lab shares calculated at a price of €132 per share. The fair value of the equity instrument at reporting date is determined by reference to the closing price of such securities at each reporting date (classified as level 1 in the fair value hierarchy). The Company made the irrevocable election to recognize subsequent changes in fair value through OCI under “Fair value gain/(loss) on investments in equity instruments designated as at FVTOCI”.
The table below illustrates these non-current financials assets at fair value through profit or loss or OCI as of
December 31, 2024, 2023 and 2022.

	As of December 31,
(in thousands of $)	2024	2023	2022
Cost on January 1	$76,659	$76,659	$76,659
Additions of the year	—	—	—
Cost on December 31	$76,659	$76,659	$76,659

Fair value adjustments on January 1	$(39,416)	$(37,501)	$(23,490)
Fair value adjustment of the year through profit or loss	3,834	—	4,256
Fair value adjustment of the year through OCI	(648)	(1,915)	(18,267)
Fair value adjustment on December 31	$(36,230)	$(39,416)	$(37,501)

Net book value on December 31	$40,429	$37,243	$39,158
7. Inventories

	As of December 31,
(in thousands of $)	2024	2023	2022
Raw materials and consumables	$337,832	$240,836	$126,046
Inventories in process	26,357	47,074	65,016
Finished goods	43,044	22,640	37,291
Total inventories	$407,233	$310,550	$228,353
The cost of inventories, which is recognized under “Cost of sales” in the consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss, amounted to $168 million for the year ended
December 31, 2024 (compared to $101 million for the year ended December 31, 2023 and $29 million for the year ended
December 31, 2022).
The Company has pre-launch inventory awaiting regulatory approval amounting to $4.5 million as of the current year end.
8. Prepaid Expenses (Current)
The current prepaid expenses are composed of prepayments which are detailed below:

	As of December 31,
(in thousands of $)	2024	2023	2022
Prepaid research and development expenses	$110,249	$71,201	$44,905
Prepaid inventory	34,753	22,460	11,667
Prepaid software	18,564	6,240	4,309
Prepaid advertising expenses	9,463	19,933	13,479
Other prepaid expenses	14,919	14,238	1,662
Total prepaid expenses	$187,948	$134,072	$76,022
9. Trade and Other Receivables
The trade and other receivables are composed of receivables which are detailed below:

	As of December 31,
(in thousands of $)	2024	2023	2022
Trade receivables	$817,707	$417,994	$241,228
Tax receivables	40,886	63,605	20,526
Interest receivables	40,214	13,126	12,918
Other receivables	5,664	1,962	1,025
Total trade and other receivables	$904,471	$496,687	$275,697
The carrying amounts of trade and other receivables approximate their respective fair values. On December 31, 2024,
2023 and 2022, we did not have a material provision for expected credit losses.
Please also refer to “Note 25 — Financial Risk Management” for more information on the financial risk management.
10. Financial Assets — Current
These current financial assets relate to term accounts with an initial maturity longer than three months and less than 12 months and money market funds that do not qualify as cash equivalents as they are not expected to be used to meet short-term commitments.

	As of December 31,
(in thousands of $)	2024	2023	2022
Money market funds	$–	$–	$46,162
Term accounts	1,878,890	1,131,000	1,345,646
Total current financial assets	$1,878,890	$1,131,000	$1,391,808
On December 31, 2024, the current financial assets included $104 million (€100 million) held in EUR which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/
EUR exchange rate as the Company’s functional currency is USD.
Please also refer to “Note 25 — Financial Risk Management” for more information on the financial risk management.
11. Cash and Cash Equivalents

	As of December 31,
(in thousands of $)	2024	2023	2022
Money market funds	$1,394,409	$1,678,100	$669,147
Term accounts	100,000	350,000	54,116
Cash and bank balances	5,527	20,744	77,477
Total cash and cash equivalents	$1,499,936	$2,048,844	$800,740
Cash and cash equivalents comprise of cash and bank balances, term accounts with an original maturity not exceeding three months and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value.
Cash positions are invested with preferred financial partners, which are considered to be high quality financial institutions with sound credit ratings to reduce credit risk.
On December 31, 2024, the cash and cash equivalents included $653 million (€628 million) held in EUR, and $2 million
(¥257 million) held in JPY which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/EUR and USD/JPY exchange rates as the Company’s functional currency is
USD.
Please also refer to “Note 25 — Financial Risk Management” for more information on the financial risk management.

12. Share Capital and Share Premium
As of December 31, 2024, the Company’s share capital was represented by 60,760,957 shares. All shares were issued, fully paid up and of the same class. The table below summarizes the share issuances as a result of offerings, exercise of stock options and the vesting of restricted stock units under the Company’s Employee Stock Option Plan.
Roll forward of number of shares outstanding:

Number of shares outstanding on January 1, 2022	51,668,315
Exercise of stock options	1,024,626
Vesting of RSUs	19,581
Global public offering on Euronext and Nasdaq on March 23, 2022	2,333,334
Overallotment option exercised by underwriters on March 29, 2022	350,000
Number of shares outstanding on December 31, 2022	55,395,856
Exercise of stock options	1,137,439
Vesting of RSUs	79,560
Global public offering on Nasdaq on July 18, 2023	2,244,899
Over-allotment option exercised by underwriters on July 19, 2023	336,734
Number of shares outstanding on December 31, 2023	59,194,488
Exercise of stock options	1,478,225
Vesting of RSUs	88,244
Number of shares outstanding on December 31, 2024	60,760,957
On July 18, 2023, argenx SE offered 2,244,899 of its ordinary shares through a global offering which consisted of
1,580,981 ADSs in the U.S. at a price of $490.00 per ADS, before underwriting discounts and commissions and offering expenses; and 663,918 ordinary shares in the European Economic Area at a price of €436.37 per share, before underwriting discounts and commissions and offering expenses. On July 19, 2023, the underwriters of the offering exercised their overallotment option to purchase 336,734 additional ADSs in full. As a result, argenx SE received $1.3 billion in gross proceeds from this offering, decreased by $66 million of underwriter discounts and commissions, and offering expenses, of which $1 million has been deducted from equity. The total net cash proceeds from the offering amounted to $1.2 billion.
On May 7, 2024, at the annual general meeting, the shareholders of the Company approved the authorization to the
Board to issue up to a maximum of 10% of the then-outstanding share capital, for a period of 18 months.
On December 31, 2024, an amount of €461,348, represented by 4,613,483 shares, still remained available under the authorization to issue shares as granted to the Board by the shareholders of the Company.
13. Share-Based Payments
The Company has an equity incentive plan for the employees, key consultants, board members, senior management and key outside advisors (“key persons”) of the Company and its subsidiaries. In accordance with the terms of the plan, as approved by shareholders, employees may be granted stock options and/or restricted stock units.
13.1 Stock Options
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
The stock options granted vest, in principle, as follows:
•1/3rd of the total stock options granted will vest on the first anniversary of the granting of the stock options, and

•1/36th of the total stock options granted will vest on the first day of each month following the first anniversary of the granting of the stock options.
Stock options granted to non-executive directors vest on the third anniversary of the date of grant.
Upon leave of the key persons stock options must be exercised before the later of (i) 90 days after the last working day at argenx, or (ii) March 31 of the fourth year following the date of grant of those stock options, and in any case no later than the expiration date of the option.
In order to pre-finance the taxes that are paid upon the grant of stock options, Belgian employees have the ability, in exchange for the taxes due upon the grant of the stock options, to transfer the economic benefits related to part of those stock options to a third party. In the year ending December 31, 2024, the economic benefits of 20,823 stock options, for which accelerated vesting applies, were transferred to a third party.
No other conditions are attached to stock options.
The following stock option arrangements were in existence during the current and prior years and which are exercisable at the end of each period presented:

		Outstanding stock options on December 31,
Expiry date	Exercise price per stock options (in $) ¹⁾	2024	2023	2022
2024	$2.53	—	3,308	19,743
2024	4.10	—	532	5,127
2024	7.45	—	81,500	214,800
2025	11.89	400	1,600	2,000
2025	9.84	78,690	99,326	101,861
2026	11.82	14,000	24,400	30,000
2026	11.92	93,378	97,972	99,772
2026	14.68	103,859	111,811	115,211
2027	19.13	35,046	38,434	42,509
2027	21.99	152,085	225,852	303,867
2023	83.96	—	—	12,111
2028	83.96	7,370	13,890	19,490
2023	89.68	—	—	124,338
2028	89.68	190,011	225,457	264,392
2024	117.90	—	26,171	110,774
2029	117.90	44,158	71,573	110,756
2024	141.03	—	104,176	202,852
2029	141.03	275,154	370,566	537,110
2025	124.18	3,758	16,712	16,712
2030	124.18	30,675	50,801	71,486
2025	203.78	7,926	126,331	127,731
2030	203.78	79,691	160,677	223,812
2025	208.01	5,629	31,424	32,100
2030	208.01	47,908	78,534	117,790
2025	257.23	90,425	202,205	202,475
2030	257.23	351,911	559,173	620,014
2026	243.52	23,491	23,491	23,491
2031	243.52	19,486	27,201	35,214
2026	265.02	59,527	59,626	60,890
2031	265.02	96,888	128,600	167,406
2026	269.59	45,044	45,228	45,862
2031	269.59	39,359	62,138	81,311
2027	293.49	13,876	13,957	14,976

		Outstanding stock options on December 31,
Expiry date	Exercise price per stock options (in $) ¹⁾	2024	2023	2022
2032	293.49	34,773	58,255	79,155
2028	310.32	6,043	—	—
2033	310.32	61,806	79,305	—
2025	321.23	—	16,000	—
2026	321.23	80,179	80,425	80,833
2031	321.23	169,196	226,520	286,353
2028	353.95	15,014	15,014	—
2033	353.95	36,065	43,856	—
2028	369.23	121,071	127,490	—
2033	369.23	415,859	495,821	—
2027	371.41	57,118	58,091	61,816
2032	371.41	144,505	192,291	238,532
2027	373.59	134,748	136,459	137,778
2032	373.59	249,755	347,765	370,354
2029	380.34	3,291	—	—
2034	380.34	37,642	—	—
2027	382.83	13,764	13,764	13,764
2032	382.83	56,820	73,288	85,199
2029	432.60	88,157	—	—
2034	432.60	553,251	—	—
2028	478.52	2,235	2,235	—
2033	478.52	56,782	69,704	—
2029	497.32	6,023	—	—
2034	497.32	26,622	—	—
2029-2034 ²⁾	$618.56	20,296	—	—
		4,300,760	5,118,949	5,511,767
1)Amounts have been converted to USD at the closing rate as of December 31, 2024.
2)In December 2024, the Company granted stock options for which the Belgian taxed beneficiaries had a 60-day period to choose between a contractual term of five or ten years.

	2024		2023		2022
	Number of stock options	Weighted average exercise price ¹⁾	Number of stock options	Weighted average exercise price ¹⁾	Number of stock options	Weighted average exercise price ¹⁾
Outstanding as of January 1	5,118,949	$255.41	5,511,767	$205.02	5,619,113	$164.33
Granted	756,234	451.63	844,011	395.92	1,021,642	375.58
Exercised	(1,478,225)	206.43	(1,137,439)	142.31	(1,025,780)	92.62
Forfeited	(96,198)	367.18	(99,390)	356.57	(103,208)	273.93
Outstanding as of December 31	4,300,760	283.29	5,118,949	255.41	5,511,767	205.02
Exercisable as of December 31	2,492,709	$203.36	3,030,486	$179.22	3,983,960	$148.11
1) Amounts have been converted to USD at the closing rate of the respective period.
The weighted average share price at the date of exercise of options exercised during the year ended December 31, 2024 was $498.58, compared to $456.80 during the year ended December 31, 2023 and $336.50 during the year ended
December 31, 2022. The weighted average remaining contractual life of the stock options outstanding amounted to 5.89 years on December 31, 2024 compared to 5.90 years on December 31, 2023 and 6.20 years on December 31, 2022. The table below shows the weighted average remaining contractual life for each range of exercise price:

Exercise price (in $)	Outstanding on December 31, 2024	Weighted average remaining contractual life (in years)
9.84 - 11.89	79,090	0.95
11.82 - 14.68	211,237	1.67
19.13 - 21.99	187,131	2.87
83.96 - 89.68	197,381	3.96
117.90 - 141.03	319,312	4.91
124.18 - 257.23	617,923	5.16
243.52 - 321.23	533,170	4.79
293.49 - 382.83	705,359	6.22
310.32 - 478.52	714,875	7.55
380.34 - 618.56	735,282	8.84
The fair market value of the stock options has been determined based on the Black-Scholes model using the following unobservable assumptions:
•The expected volatility, determined on the basis of the implied volatility of the share price over the expected life of the option.
•The expected option life, calculated as the estimated duration until exercise, taking into account the specific features of the plans.
Below is an overview of the parameters used in relation to the determination of the fair value of the grants during 2024:

Stock options granted in	April 2024	June 2024	September 2024	December 2024 ¹⁾
Number of options granted	42,243	660,166	33,529	20,296
Average Fair value of options (in $) ²⁾	$112.14 - 156.49	$158.50 - 215.16	$188.85 - 298.99	$187.13 - 236.00
Share price (in $) ²⁾	$365.56 - 396.30	$437.41 - 492.86	$543.68 - 656.53	$623.34
Exercise price (in $) ²⁾	$396.30	$445.76	$535.95	$618.56
Expected volatility	35.53 - 39.04%	35.17 - 36.16%	33.33 - 35.61%	34.37 - 34.47%
Average Expected option life (in years)	4.30 - 6.49	4.16 - 6.35	4.05 - 6.24	3.88 - 6.07
Risk‑free interest rate	2.66 - 3.02%	2.48 - 2.87%	2.06 - 2.24%	2.22 - 2.27%
Expected dividends	—%	—%	—%	—%
1)In December 2024, the Company granted a total of 20,296 stock options of which 3,158 stock options to Belgian taxed beneficiaries. Belgian taxed beneficiaries can choose between a contractual term of five or ten years. The expected option life ranges between 3.88 and 6.07 years. This estimate will be reassessed once the acceptance period of 60 days has passed and the beneficiaries will have made a choice between a contractual term of five or ten years. The total fair value of the grant to Belgian taxed beneficiaries would be below $1 million irrespective of 100% of the stock options of Belgian taxed beneficiaries with a contractual term of five years or 100% of the stock options of Belgian beneficiaries with a contractual term of ten years.
2)Amounts have been converted to USD at the applicable rate prevailing at the grant date.
Below is an overview of the parameters used in relation to the determination of the fair value of grants during 2023:

Stock options granted in	April 2023	July 2023	October 2023	December 2023 ¹⁾
Number of options granted	61,056	629,121	74,529	79,305
Average Fair value of options (in $) ²⁾	$158.21 - 196.18	$176.44 - 271.59	$123.94 - 209.04	$161.88 - 200.55
Share price (in $) ²⁾	$361.64 - 401.21	$380.81 - 521.19	$439.42 - 491.75	$371.36
Exercise price (in $) ²⁾	$370.34	$387.35	$485.01	$329.26
Expected volatility	41.00 - 42.18%	36.22 - 43.99%	35.35 - 36.67%	36.21 - 38.64%
Average Expected option life (in years)	4.00 - 6.50	4.00 - 6.50	4.00 - 6.50	4.00 - 6.50
Risk‑free interest rate	2.96 - 3.14%	2.90 - 3.03%	2.80 - 3.44%	2.40 - 2.81%
Expected dividends	—%	—%	—%	—%
1)In December 2023, the Company granted a total of 79,305 stock options. Belgian beneficiaries could choose between a contractual term of five or ten years impacting the parameters used in determination of the fair value of the grant. Once the acceptance period of 60 days has passed in which the beneficiaries made a choice between a contractual term of five or ten years years, the parameters and fair value used in the financial year ending December 31, 2023 has been reassessed.
2)Amounts have been converted to USD at the applicable rate prevailing at the grant date.
Below is an overview of the parameter used in relation to the determination of the fair value of grants during 2022:

Stock options granted in	April 2022	July 2022	October 2022	December 2022
Number of options granted	102,081	311,311	100,118	508,132
Average Fair value of options (in $) ¹⁾	$111.27 - 140.23	$153.45 - 190.53	$136.66 - 169.96	$127.68 - 163.94
Share price (in $) ¹⁾	$320.84 - 321.06	$378.11 - 397.92	$352.97 - 376.01	$368.69 - 377.61
Exercise price (in $) ¹⁾	$312.22	$372.69	$359.80	$381.97
Expected volatility	39.18 - 40.87%	41.30 - 43.10%	39.64 - 45.97%	39.74 - 40.26%
Average Expected option life (in years)	4.00 - 6.50	4.00 - 6.50	4.00 - 6.50	4.00 - 6.50
Risk‑free interest rate	1.05 - 1.62%	1.77 - 2.28%	2.57 - 2.80%	3.09 - 3.29%
Expected dividends	—%	—%	—%	—%
1)Amounts have been converted to USD at the applicable rate prevailing at the grant date.
The total share-based payment expense related to stock options recognized in the consolidated statements of profit or loss totaled $147 million for the year ended December 31, 2024, compared to $164 million for the year ended
December 31, 2023 and $120 million for the year ended December 31, 2022.
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
years with 1/4th of the total grant vesting at each anniversary of the date of grant.
The following restricted stock units arrangements were in existence during the current and prior years:

F-32

	2024		2023		2022
	Number of RSUs	Weighted average Grant Date Fair Value 1)	Number of RSUs	Weighted average Grant Date Fair Value 1)	Number of RSUs	Weighted average Grant Date Fair Value 1)
Non-vested units on January 1	442,322	$375.89	385,280	$387.20	213,038	$314.25
Granted	349,521	454.57	192,237	396.22	243,010	375.81
Vested	(140,667)	344.68	(105,678)	352.61	(53,872)	—
Forfeited	(35,816)	374.10	(29,517)	358.49	(16,896)	307.11
Non-vested units on December 31	615,360	$403.29	442,322	$375.89	385,280	$387.20
1)Amounts have been converted to USD at the closing rate of the respective period.
The total share-based payment expense related to RSUs recognized in the consolidated statements of profit or loss totaled $88 million for the year ended December 31, 2024 compared to $69 million for the year ended December 31,
2023 and $37 million for the year ended December 31, 2022.
14. Trade and Other Payables

	As of December 31,
(in thousands of $)	2024	2023	2022
Trade payables	$342,228	$245,557	$188,721
Short‑term employee benefits	150,818	95,104	84,337
Sales rebates and reserves	140,474	55,788	19,478
Other	16,473	17,564	3,142
Total trade and other payables	$649,993	$414,013	$295,679
The carrying amounts of trade and other payables approximate their respective fair values.
Trade payables correspond primarily to R&D, commercial and manufacturing activities and include accrued expenses related to these activities.
Short-term employee benefits include payables and accruals for salaries and bonuses to be paid to the employees of the
Company.
The following table summarizes the movement in the sales rebates and reserves for the year ended December 31, 2024,
2023 and 2022:

(in thousands of $)	Rebates and chargebacks	Distribution fees, product returns	Total sales rebates and reserves
Balance on January 1, 2022	$—	$—	$—
Current estimate related to the sales made in the current year	35,426	10,740	46,166
(Credits or payments related to sales made during the year)	(20,028)	(6,661)	(26,689)
Balance on December 31, 2022	$15,398	$4,079	$19,478
Current estimate related to the sales made in the current year	123,542	26,427	149,969
Adjustment for prior year sales	(4,041)	(883)	(4,924)
(Credits or payments related to sales made during the year)	(78,327)	(20,722)	(99,049)
(Credits or payments related to sales made during prior year)	(6,910)	(2,775)	(9,685)
Balance on December 31, 2023	$49,662	$6,126	$55,788
Current estimate related to the sales made in the current period	285,863	50,239	336,102
Adjustment for prior year sales	(10,912)	(162)	(11,074)
(Credits or payments related to sales made during the year)	(170,391)	(39,104)	(209,495)
(Credits or payments related to sales made during prior year)	(26,811)	(4,036)	(30,847)
Balance on December 31, 2024	$127,411	$13,063	$140,474
15. Collaboration Revenue

	Year Ended December 31,
(in thousands of $)	2024	2023	2022
Zai Lab	$4,348	$5,533	$4,238
AbbVie	–	30,000	–
Other	–	–	5,788
Total collaboration revenue	$4,348	$35,533	$10,026
For the years ended December 31, 2024, the collaboration revenue was generated under the agreement with Zai Lab.
This note should be read alongside ‘‘Note 2.18 — Collaboration and license agreements’’.
AbbVie
In April 2016, the Company entered into a collaboration agreement with AbbVie to develop and commercialize
ARGX-115 (ABBV-151). In October 2023, the Company achieved the second development milestone upon initiation of a non-pivotal clinical trial, triggering a $30 million payment.
Subject to the continuing progress of ARGX-115 (ABBV-151) by AbbVie, the Company is eligible to receive future development, regulatory and commercial milestone payments in aggregate amounts of up to $50 million, $190 million and $325 million, respectively, as well as tiered royalties on sales at percentages ranging from the mid-single digits to the lower teens, subject to customary reductions.

16. Other Operating Income

	Year Ended December 31,
(in thousands of $)	2024	2023	2022
Research and development incentives	$46,106	$27,815	$19,502
Payroll tax rebates	11,855	11,925	8,576
Grants	13	2,538	2,186
Change in fair value on non-current financial assets	3,834	–	4,256
Total other operating income	$61,808	$42,278	$34,520
16.1 Research and development incentives
The Company has accounted for tax incentives following a research and development tax incentive scheme in Belgium according to which the incentive will be refunded after a 5 years period, if not offset against the current tax payable over the period.
16.2 Payroll tax rebates
The Company accounted for payroll tax rebates as a reduction in withholding income taxes for its highly qualified personnel employed in its research and development department.
17. Segment Reporting
The Company manages its activities and operates as one business unit which is reflected in its organizational structure and internal reporting. The Company does not distinguish in its internal reporting different segments, neither business nor geographical segments. The chief operating decision-maker is the Board of Directors.
Following table summarizes the product net sales by country of sales based on the country of the entity that recognizes product net sales:

	Year Ended December 31,
(in thousands of $)	2024	2023	2022
United States	$1,895,919	$1,046,592	$377,659
Japan	89,389	56,432	15,764
China	39,177	14,907	–
Netherlands	153	–	–
Rest of the World	161,245	72,852	7,297
Total product net sales	$2,185,883	$1,190,783	$400,720
The Company sells its products through a limited number of distributors and wholesalers. Five U.S. customers represent approximately 87% of the product net sales during the twelve months ended December 31, 2024 (compared to 86% and
91% for four customers the same period in 2023 and 2022 respectively).
Collaboration revenue is generated by external customers with their main registered office geographically located as shown in the table below:

	Year Ended December 31,
(in thousands of $)	2024	2023	2022
China	$4,348	$5,533	$4,238
United States	–	30,000	–
Denmark	–	–	5,365
Other	–	–	424
Total collaboration revenue	$4,348	$35,533	$10,026

The non-current assets including property, plant and equipment and intangible assets are presented geographically as shown in the table below:

	Year Ended December 31,
(in thousands of $)	2024	2023	2022
Netherlands	$—	$—	$—
Belgium	209,758	138,252	186,923
United States	11,557	6,219	2,275
Japan	2,242	2,971	1,938
Rest of the World	1,405	461	130
Total non-current assets	$224,962	$147,903	$191,136
18. Research and Development Expenses

	Year Ended December 31,
(in thousands of $)	2024	2023	2022
External research and development expenses	$605,082	$483,192	$366,955
Personnel expenses	310,992	226,344	162,010
BIS expenses	34,012	19,935	12,678
Materials and consumables	5,863	4,057	2,396
Depreciation and amortization	6,204	105,546	102,132
Other expenses	21,270	20,418	17,194
Total Research and development expenses	$983,423	$859,492	$663,366
19. Selling, General and Administrative Expenses

	Year Ended December 31,
(in thousands of $)	2024	2023 1)	2022 1)
Personnel expenses	$424,916	$303,033	$234,740
Marketing services	306,987	202,146	115,950
Professional fees	170,215	108,820	62,620
BIS expenses	27,295	20,408	17,431
Facilities and occupancy expenses	20,888	11,264	9,627
Supervisory board	9,724	8,362	6,912
Depreciation and amortization	3,149	2,366	2,211
Other expenses	92,163	55,506	22,641
Total Selling, general and administrative expenses	$1,055,337	$711,905	$472,132
1)Comparative figures have been presented to be consistent with the one adopted in the current year.

20. Personnel Expenses
The personnel expenses mentioned in ‘‘Note 18 — Research and Development Expenses” and ‘‘Note 19 — Selling,
General and Administrative Expenses’’ above are as follows:

	Year Ended December 31,
(in thousands of $)	2024	2023	2022
Short‑term employee benefits - Salaries	$410,184	$266,482	$216,847
Short‑term employee benefits - Social Security	30,856	19,231	16,274
Post‑employment benefits	12,330	7,758	5,406
Termination benefits	2,498	1,089	401
Share‑based payment	228,142	226,830	151,912
Employer social security contributions share-based payments	51,898	7,987	5,910
Total personnel expenses	$735,908	$529,377	$396,750
The post-employment benefits relate to the pension plans the Company has in place for its employees.
The average number of full-time equivalents (FTE) by function is presented below:

	Year Ended December 31,
Average Number of FTEs	2024	2023	2022
Research and development	805	607	475
Selling, general and administrative	835	681	442
Total number of FTEs	1,639	1,289	917
21. Leases
The statements of financial position shows the following amounts relating to leases:

	Year Ended December 31,
(in thousands of $)	2024	2023	2022
Right-of-use assets
Buildings	$33,780	$16,798	$10,867
Vehicles	6,615	3,191	1,835
Equipment	125	160	196
	$40,520	$20,149	$12,897

Lease liabilities
Current	$6,533	$4,646	$3,417
Non-current	32,520	15,354	9,009
	$39,053	$20,000	$12,426
Additions to the right-of-use assets amounted to $26 million for the year ended December 31, 2024, compared to $11 million and $4 million for the years ended December 31, 2023 and 2022 respectively.
The table below shows a maturity analysis of the lease liabilities as on December 31, 2024:

(in thousands of $)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total contrac tual cash flows	Carrying value
Lease liabilities	$8,047	14,499	11,171	11,829	$45,547	$39,053

The consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss shows the following amounts relating to leases:

	Year Ended December 31,
(in thousands of $)	2024	2023	2022
Depreciation charges
Buildings	$3,657	$2,839	$2,179
Vehicles	2,067	971	735
Equipment	35	36	35
	$5,759	$3,846	$2,949

Interest expense (included in finance cost)	$2,072	$693	$1,343
The total cash outflow for leases in 2024, 2023 and 2022 was $8 million, $4 million and $4 million respectively.
The Company did not enter into any lease agreement with variable lease payments or residual value guarantees. The
Company has leases that include extension options. These options provide flexibility in managing the leased assets and align with the Company’s business needs. The Company exercises judgement in deciding whether it is reasonably certain that the extension options will be exercised.
22. Financial Result and Exchange Gains/(Losses)

	Year Ended December 31,
(in thousands of $)	2024	2023	2022
Interest income	$138,740	$92,962	$24,741
Net gain on cash equivalents & current financial assets held at fair value through profit or loss and cash equivalents	18,769	14,424	2,924
Financial income	$157,509	$107,386	$27,665

Net loss on cash equivalents & current financial assets held at fair value through profit or loss and cash equivalents	$—	$(2)	$(1,713)
Other financial expense	(2,464)	(904)	(2,193)
Financial expense	$(2,464)	$(906)	$(3,906)

Realized exchange (losses)/gains	$(5,444)	$29	(3,743)
Unrealized exchange (losses)/gains	(42,767)	14,044	(28,989)
Exchange (losses)/gains	$(48,211)	$14,073	$(32,732)
The exchange losses of $48 million for the year ended December 31, 2024 were primarily attributable to unrealized exchange rate gains on the cash and cash equivalents and current financial assets position in EUR due to the fluctuation of the EUR/USD exchange rate over the period.

23. Income taxes
Income taxes recognized in the income statements can be detailed as follows:

	Year Ended December 31,
(in thousands of $)	2024	2023	2022
Current year	$(53,462)	$(9,592)	$(27,162)
Income tax prior years	(383)	(2,080)	(12)
Current tax (expense)/benefit	(53,845)	(11,672)	(27,174)

Recognition of deferred tax assets	724,700	—	—
Originating and reversal of temporary differences	77,005	21,115	46,894
Deferred tax benefit	801,705	21,115	46,894

Total tax benefit	$747,860	$9,443	$19,720
The difference between the provision for income taxes and the amount that would result from applying the Dutch statutory tax rate to income before provision for income taxes is as follows:

	Year Ended December 31,
(in thousands of $)	2024	2023	2022
(Profit)/Loss before taxes	$(85,180)	$304,496	$729,314
Income tax (expense)/benefit calculated at the Dutch statutory federal income tax rates	(21,977)	78,560	188,163
Effect of intercompany asset deal/transaction	—	396	(112,200)
Effect of expenses not deductible in determining taxable	(5,383)	(2,674)	(1,570)
Effect of share based payment expenses that are not deductible in determining taxable results	(13,151)	(43,040)	(27,043)
Effect of stock issue expenses that are not taxable in determining taxable results	—	18,620	11,412
Effect of concessions	102,823	87,123	18,263
Effect of change of (de)recognition of deferred tax assets on tax losses	187,361	(2,282)	(194)
Effect of different tax rates in jurisdictions in which the company operates	4,169	(3,509)	(5,566)
Effect of change of (de)recognition of deferred tax assets	535,598	(124,457)	(51,320)
Effect of foreign exchange translation	(38,307)	—	—
Other 1)	(3,273)	706	(225)
Income tax (expense)/benefit recognized in the consolidated statements of profit or loss	$747,860	$9,443	$19,720
1) Comparative figures have been presented to be consistent with the one adopted in the current year.
Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profits will be available in the look-forward period. The Company believes that it is probable that sufficient future taxable profits will be generated to support the recognized deferred tax asset for tax losses carried forward in Belgium. As part of its assessment, the
Company has taken into account recent taxable profits or losses, forecasted operating profits and taxable earnings, U.S.
based Product Net Sales from the commercialization of the VYVGART franchise, evolution of the external competitive landscape, and likelihood that factors contributing to past losses will not recur, while considering the risks and uncertainties associated with those forecasts. We consider that the management forecasts used specifically in this assessment to be reasonable, based on historical accuracy and alignment with external market data.

The Company considered ordering rules established by tax legislation Belgium noting that under Belgian tax legislation, tax losses and Innovation Income Deduction can be carried forward indefinitely. Based on the weight of available evidence, in the fourth quarter of 2024, the Company recognized a consolidated tax benefit for previously unrecognized net deferred tax assets existing as of December 31, 2023 amounting to $725 million. As of December 31, 2024, the
Company’s balance of net deferred tax assets for argenx BV totaled $708 million.
During 2022, argenx Benelux BV transferred certain pipeline activities to argenx BV through a transfer of assets,
(hereafter referred to as “asset deal”), for a total amount of $449 million. As a result of the asset deal, argenx Benelux
BV realized a capital gain on this intellectual property, which results in the rate reconciling item categorized as “effect of intercompany asset deal/transaction”.
The amount of deferred tax assets and liability by type of temporary difference can be detailed as follows:

	As of December 31, 2024
(in thousands of $)	Assets	Liabilities	Net
Deferred tax assets/(liabilities)
Innovation income deduction	$122,306	$—	$122,306
Net operating loss carryforwards	177,599	—	177,599
Capitalized R&D expenses	312,420	—	312,420
Intangible assets	100,321	—	100,321
Accruals and allowances	25,037	—	25,037
Share-based payments	71,481	—	71,481
Profit in inventory	110,474	—	110,474
Other tax carryforwards	8,874		8,874
Property, plant and equipment	3,392	(3,012)	380
Non-current fixed assets	—	(6,289)	(6,289)
Other	2,265	(569)	1,696
Netting by taxable entity	(9,870)	9,870	—

Net deferred tax assets	$924,299	$—	$924,299

	As of December 31, 2023
(in thousands of $)	Assets	Liabilities	Net
Deferred tax assets/(liabilities)
Accruals and allowances	$13,189	$—	$13,189
Share-based payments	23,310	—	23,310
Profit in inventory	52,026	—	52,026
Other tax carryforwards	6,339	—	6,339
Property, plant and equipment	2,136	(1,550)	586
Non-current fixed assets	—	(5,155)	(5,155)
Other	1,760	—	1,760
Netting by taxable entity	(1,549)	1,550	1

Net deferred tax assets/(liabilities)	$97,211	$(5,155)	$92,056

	As of December 31, 2022
(in thousands of $)	Assets	Liabilities	Net
Deferred tax assets/(liabilities)
Accruals and allowances	$8,884	$—	$8,884
Share-based payments	26,887	—	26,887
Profit in inventory	29,711	—	29,711
R&D capitalized expense	11,316	—	11,316
Property, plant and equipment	856	(549)	307
Intangible assets	—	(3,430)	(3,430)
Non-current fixed assets	—	(4,975)	(4,975)
Other	2,117	—	2,117
Netting by taxable entity	(549)	549	—

Net deferred tax assets/(liabilities)	$79,222	$(8,406)	$70,817
The change in net deferred taxes recorded in the consolidated statements of financial position can be detailed as follows:

(in thousands of $)	Deferred tax assets	Deferred tax liabilities
Balance on January 1, 2024	$97,211	$(5,155)
Recognized in profit or loss	758,264	5,155
Recognized in equity	30,846	—
Effects of change in foreign exchange rate	37,978	—
Balance on December 31, 2024	$924,299	$—

(in thousands of $)	Deferred tax assets	Deferred tax liabilities
Balance on January 1, 2023	$79,222	$(8,406)
Recognized in profit or loss	17,685	3,430
Recognized in equity	381	—
Effects of change in foreign exchange rate	(77)	(179)
Balance on December 31, 2023	$97,211	$(5,155)

(in thousands of $)	Deferred tax assets	Deferred tax liabilities
Balance on January 1, 2022	$32,191	$(6,438)
Recognized in profit or loss	49,075	(2,180)
Recognized in equity	(1,960)	—
Effects of change in foreign exchange rate	(84)	212
Balance on December 31, 2022	$79,222	$(8,406)
The Company also has unrecognized tax losses carried forward in the Netherlands in the amount of $46 million as of
December 31, 2024, compared to $33 million on December 31, 2023 and $35 million on December 31, 2022. These losses carried forward do not have an expiration date based upon the applicable enacted tax legislation in the
Netherlands.
As of December 31, 2024, the Company has $125 million of undistributed earnings attributable to foreign subsidiaries for which no provision for deferred tax liabilities have been recognized because the Company has control over the timing of the reversal of the temporary differences and there are no plans of distributions in the foreseeable future.

On 23 May 2023, the International Accounting Standards Board (the IASB or Board) issued International Tax Reform –
Pillar Two Model Rules – Amendments to IAS 12 which clarified the application of IAS 12 Income Taxes arising from tax law enacted or substantively enacted to implement the OECD/G20 Inclusive Framework on Base Erosion and Profit
Shifting Pillar Two model rules.
Based on current information, management expects that the Company will be subject to the Pillar Two Directive and implementing domestic laws in 2025, as it is the year the Company has met all requirements under the Pillar Two legislation. The company is currently in the process of determining the impact, if any, for 2025. Based on the preliminary analysis, we do not expect the Pillar Two Rules to have a material impact on our effective tax rate.
It is unclear if the Pillar Two model rules create additional temporary differences, whether to remeasure deferred taxes for the Pillar Two model rules, and which tax rate to use to measure deferred taxes. In response to this unclarity, the amendments mentioned above introduced a mandatory temporary exception to the requirements of IAS 12 under which a company does not recognize or disclose information about deferred tax assets and liabilities related to the Pillar Two model rules. We continue to apply the temporary exception for the year ended December 31, 2024.
24. Earnings per Share

	Year Ended December 31
(in thousands of $ except for shares and EPS)	2024	2023	2022
Profit/(Loss) for the period	$833,040	$(295,053)	$(709,594)
Weighted average number of shares outstanding	59,855,585	57,169,253	54,381,371
Basic profit/(loss) per share (in $)	$13.92	$(5.16)	$(13.05)
Weighted average number of shares for purpose of diluted profit/ (loss) per share	65,177,815	57,169,253	54,381,371
Diluted profit/(loss) per share (in $)	$12.78	$(5.16)	$(13.05)
Profit/(loss) per ordinary share is calculated by dividing the profit/(loss) for the period by the weighted average number of ordinary shares during the year. Diluted profit/(loss) per share is calculated by adjusting the weighted average number of shares by in the money outstanding dilutive stock options and RSUs.
As the Company reported a net loss in 2023 and 2022, stock options and RSUs have an anti-dilutive effect rather than a dilutive effect. As such, there is no difference between basic and diluted loss per ordinary share for those periods.

25. Financial Risk Management
The financial risks are managed centrally. The Company coordinates the access to national and international financial markets and considers and manages continuously the financial risks concerning the Company’s activities. These relate to credit risk, liquidity risk, interest rate risk and currency risk. The Company does not buy or trade financial instruments for speculative purposes.
Categories of financial assets and liabilities:

	Measurement category	Carrying amount on December 31
(in thousands of $)		2024	2023	2022
Financial assets - non-current	FVTPL	$25,549	$21,715	$21,715
Financial assets - non-current	FVTOCI	14,880	15,528	17,443
Research and development incentive receivables - non-current	Amortized cost	94,854	76,706	47,488
Restricted cash - non-current	Amortized cost	1,964	2,419	1,736
Trade and other receivables	Amortized cost	904,471	496,687	275,697
Financial assets - current	FVTPL	—	—	46,162
Financial assets - current	Amortized cost	1,878,890	1,131,000	1,345,646
Research and development incentive receivables - current	Amortized cost	4,625	2,584	1,578
Cash and bank balances	Amortized cost	5,527	20,744	77,477
Cash equivalents	FVTPL	1,394,409	1,678,100	669,147
Cash equivalents	Amortized cost	100,000	350,000	54,116
Trade and other payables	Amortized cost	649,993	414,013	295,679
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
•Level 1 fair value measurement with respect to current financial assets and cash equivalents based upon the closing price (net asset value) of such securities at each reporting date.
•Level 3 fair value measurement with respect to non-current financial assets.
The market price of these financial instruments might face fluctuations and might be affected by a variety of factors, such as the global economic situation. Current financial assets and cash equivalents include collective investment funds denominated in € and $ of which the underlying investments include bonds and other international debt securities. Based on the weighted average maturity of the underlying instruments, amongst others, these investments are either classified as current financial assets or cash equivalents.
The maximum exposure to credit risk is the carrying amount at reporting date.
The Company carried the following assets at fair value on December 31, 2024, 2023 and 2022 respectively:

	As of December 31, 2024
(in thousands of $)	Level 1	Level 2	Level 3
Non-current financial assets	$14,880	$–	$25,549
Cash and cash equivalents	1,394,409	–	–
Assets carried at fair value	$1,409,289	$–	$25,549

	As of December 31, 2023
(in thousands of $)	Level 1	Level 2	Level 3
Non-current financial assets	$15,528	$–	$21,715
Cash and cash equivalents	1,678,100	–	–
Assets carried at fair value	$1,693,628	$–	$21,715

	As of December 31, 2022
(in thousands of $)	Level 1	Level 2	Level 3
Non-current financial assets	$17,443	$–	$21,715
Current financial assets	46,162	–	–
Cash and cash equivalents	669,147	–	–
Assets carried at fair value	$732,752	$–	$21,715
During the disclosed calendar year, no transfers occurred between the applicable categories.
Non-current financial assets – Level 3
In March 2019, the Company entered into a license agreement with AgomAb Therapeutics NV for the use of HGF-
mimetic SIMPLE Antibodies™, developed under the Company’s Immunology Innovative Program. In exchange for granting this license, the Company received a profit share in AgomAb Therapeutics NV. The changes in the value of this investment are detailed in ‘‘Note 6 — Other Non-Current Assets’’.
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
Capital risk
The Company manages its capital to ensure that it will be able to continue as a going concern. The capital structure of the Company consists of equity attributed to the holders of equity instruments of the Company, such as capital, reserves and accumulated losses as mentioned in the consolidated statements of changes in equity. The Company makes the necessary adjustments in light of changes in the economic circumstances, risks associated to the different assets and the projected cash needs of the current and projected research activities. On December 31, 2024, cash and cash equivalents amounted to $1.5 billion current financial assets amounted to $1.9 billion and total capital amounted to $5.5 billion. The current cash situation and the anticipated cash generation and usage are the most important parameters in assessing the capital structure. The Company’s objective is to maintain the capital structure at a level to be able to finance its activities for at least twelve months. Cash income from operations is taken into account and, if needed and possible, the Company can issue new shares or enter into financing agreements.
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

The Company's commercial revenue are concentrated as discussed in “Note 17 — Segment Reporting”, on a limited number of U.S. customers with high quality creditworthiness. The Company sets customer specific credit limits in order to reduce credit risk from commercial payers.
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
Cash and cash equivalents and current financial assets are invested with several highly reputable banks and financial institutions. The main purpose of the Cash Investment Policy is to preserve the available cash and to ensure sufficient short-term liquidity at all times. Therefore, the Company holds its cash and cash equivalents, in addition to current financial assets mainly with banks which are independently rated A- or higher. Amounts of cash held with banks rated lower than A- are limited to insignificant balances. The maximum amount and tenor of time deposits depends on the rating of the counterparty bank. The Company also holds cash equivalents in the form of money market funds with a low historical volatility. These money market funds are highly liquid investments and can be readily convertible into a known amount of cash. The company has adopted a policy whereby money market funds must have a minimum rating of
A, and whereby 95% of its money market funds should have a AAA-rating.
Liquidity risk
The Company manages liquidity risk by maintaining adequate reserves, by continuously monitoring forecast and actual cash flows, and by matching the maturity profile of financial assets and liabilities.
The Company’s main sources of cash are the sale of commercial product and exercise of stock options. This cash is invested in savings accounts, term accounts and money market funds. These money market funds represent the majority of the Company’s available sources of liquidity. Since all of these are immediately tradable and convertible in cash they have an important mitigating effect on any short-term liquidity risk.
As of December 31, 2024, the Company had lines of credit totaling $16 million with the banks which were not used as of year end.
Interest rate risk
The only variable interest-bearing financial instruments are cash and cash equivalents and current financial assets.
Changes in interest rates may cause variations in interest income resulting from short-term interest-bearing assets. Lower short-term interests may have a negative impact on the interest income of the Company.
For the year ended December 31, 2024, if applicable interest rates would increase/decrease by 25 basis points, this would have a positive/negative impact of $8 million (compared to $8 million for the year ended December 31, 2023 and $6 million for the year ended December 31, 2022).
Foreign exchange risk
The Company undertakes transactions denominated in foreign currencies, causing exposures to exchange rate fluctuations. The Company is mainly exposed to the Euro, Japanese yen, British pound and Swiss franc. To limit this risk, the Company attempts to align incoming and outgoing cash flows in currencies other than USD.
The net exposure to exchange differences of the monetary assets (being from cash and cash equivalents, in addition to current financial assets) of the Company at the end of the reporting period are as follows:

	As of December 31,
(in thousands of $)	2024	2023	2022
EUR	756,676	923,773	613,866
JPY	1,640	8,232	5,613
GBP	11	7	59,026
CHF	18	193	3,832
CAD	3	266	657
Other currencies	7	10	13
On December 31, 2024, if the EUR would have strengthened/weakened versus the USD by 10%, this would have had a negative/positive impact of $76 million, compared to $92 million and $61 million on December 31, 2023 and
December 31, 2022, respectively. On December 31, 2024, if other currencies would have strengthen/weakened against the USD by 10%, this would have had no significant impact.
26. Related Party Transactions
26.1 Relationship and transactions with joint venture entity
In 2022, the University of Colorado Anschutz Medical Campus and the University of Colorado Health (UCHealth)
created an asset-centric spin-off, OncoVerity, Inc (OncoVerity), focused on optimizing and advancing the development of cusatuzumab, a novel anti-CD70 antibody, in acute myeloid leukemia (AML). OncoVerity is an entity of co-creation, combining the extensive translational biology insights from Dr. Clayton Smith, M.D. from the University of Colorado with our experience on the CD70/CD27 pathway. argenx contributed $7 million in 2024 ($13 million and $2 million in
2023 and 2022 respectively).
The investment has been accounted under IAS 28 Investment in associates and Joint Ventures using the equity method of accounting and has been designated as an “Investment in a joint venture” in the consolidated statements of financial position. The share of net loss resulting from investment in joint ventures is presented in consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss in line “Loss from investment in a joint venture”. The cash contributions made by the Company to the Joint Venture is reported under Cash flow from investing activities under “Investment in a joint venture”.
26.2 Relationship and transactions with subsidiaries
See ‘‘Note 30 — Overview of Consolidation Scope’’ for an overview of the consolidated companies of the group, which are all wholly-owned subsidiaries of argenx SE.
Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.
26.3 Relationship and transactions with key personnel
The Company’s key management personnel consists of the members of the management team and the members of the board of directors.
Remuneration of key management personnel
On December 31, 2024, the Senior Management Team consisted of eight members: Chief Executive Officer, Chief
Operating Officer, Chief Financial Officer, Chief Scientific Officer, General Counsel, Chief Medical Officer, Vice
President Corporate Development and Strategy and Global Head of Quality Assurance. They provide their services on a full-time basis.
On December 31, 2024, the board of directors consisted of ten members: Mr. Peter Verhaeghe, Dr. Donald deBethizy,
Dr. Pamela Klein, Anthony Rosenberg, James Daly, Camilla Sylvest, Dr. Brian Kotzin, Dr. Ana Cespedes, Mr. Steve
Krognes and Tim Van Hauwermeiren.
Only the Chief Executive Officer is a member of both the Senior Management Team and the board of directors. The
Chief Executive Officer does not receive any remuneration for his board membership, as this is part of his total remuneration package in his capacity as member of the Senior Management Team.

The remuneration package of the members of key management personnel comprises:

	Year Ended December 31,
(in thousands of $, except for the number of stock options & RSUs)	2024	2023	2022
Remuneration of key management personnel
Short-term benefits for the Senior Management Team
Gross salary	$4,529	$4,161	$4,199
Variable pay	3,084	2,816	3,077
Employer social security	1,473	807	1,015
Other short term benefits	672	545	372
Termination Benefits	–	–	–
Post-employment benefits for the Senior Management	274	167	104
Cost of stock options granted in the year for the Senior Management Team	17,758	27,983	18,393
Cost of restricted stock units granted in the year for the Senior Management Team	16,211	11,694	9,594
Employer social security cost related to stock options	2,825	(494)	1,101
Total benefits for key management personnel	46,826	47,679	37,855
Numbers of stock options granted in the year
Senior Management Team	98,306	132,100	117,600
Numbers of restricted stock units granted in the year
Senior Management Team	36,365	30,425	26,500

Remuneration of Non-Executive Directors
Board fees and other short-term benefits for Non-	731	533	437
Cost of stock options granted in the year for Non-	–	2,280	3,643
Cost of restricted stock units granted in the year for Non- Executive Directors	4,511	1,034	1,850
Total benefits for Non-Executive Directors	$5,242	$3,847	$5,929
Numbers of stock options granted in the year
Non-Executive Directors	–	12,400	21,600
Numbers of restricted stock units granted in the year
Non-Executive Directors	10,118	2,713	4,800
Other
No loans, quasi-loans or other guarantees were given by the Company or any of its subsidiaries to members of the board of directors or the Senior Management Team. We have not entered into transactions with the Company’s key management personnel, other than as described above with respect to remuneration arrangements relating to the exercise of their mandates as members of the Senior Management Team and the board of directors.
27. Contingencies
The Company is currently not facing any outstanding claims or litigation that may have a significant adverse impact on the Company’s consolidated financial position.
28. Commitments
At balance sheet date, there were no commitments signed for the acquisition of property, plant and equipment.
In February 2019, the Company entered into a global collaboration and license agreement with Halozyme Therapeutics., which was later amended in September 2020 and again in September 2024.

Under the terms of the agreement, the Company will pay up to $95 million to achievement of specific regulatory and sales-based milestones related specifically to its FcRn target. This amount represents the maximum amount that would be paid if all milestones would be achieved but excludes variable royalty payments based on unit sales.
Further, the Company will pay up to $77.5 million per other non-FcRn target subject to achievement of specified development, regulatory and sales-based milestones.This amount represents the maximum amount that would be paid per target if all milestones would be achieved but excludes variable royalty payments based on unit sales. The Company has a total of six nominated targets under this agreement including its FcRn target.
The Company’s manufacturing commitments with Lonza, its drug substance manufacturing contractor, relate to the ongoing execution of the biologic license application (BLA) services for efgartigimod and its manufacturing activities related to the potential future commercialization. In December 2018, the Company signed its first commercial supply agreement with Lonza related to the reservation of commercial drug substance supply capacity for efgartigimod. In the aggregate, the Company has outstanding commitments for efgartigimod under the commercial supply agreements of
$496 million.
As of December 31, 2024, the Company had a line of credit totaling $16 million with the banks.
29. Audit Fees
The following auditors’ fees were expensed in the consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss:

	Year Ended December 31,
in thousands of $	2024	2023	2022
Audit fees 1)	$2,657	$1,979	$1,394
Audit-related fees	597	330	380
Total	$3,254	$2,309	$1,774
1)Audit services performed by Deloitte Accountants B.V. as the external auditor referred to in Section 1 of the Dutch Accounting Firms Oversight
Act (Wta) as well as by the Deloitte network.

30. Overview of Consolidation Scope
The parent company argenx SE is domiciled in The Netherlands. The Company, argenx SE, has one subsidiary, argenx
BV, which is based in Belgium. argenx BV has fourteen subsidiaries. Details of the Company’s consolidated entities at the end of the reporting period are as follows:

Name	Country	Participation
argenx SE	The Netherlands	100.00%
argenx B.V.	Belgium	100.00%
argenx Benelux B.V.	Belgium	100.00%
argenx US, Inc.	USA	100.00%
argenx Switzerland, S.A.	Switzerland	100.00%
argenx Japan KK.	Japan	100.00%
argenx France SAS	France	100.00%
argenx Germany GmbH	Germany	100.00%
argenx Canada Inc.	Canada	100.00%
argenx UK Ltd.	United Kingdom	100.00%
argenx Netherlands Services B.V.	The Netherlands	100.00%
argenx Italy S.r.l.	Italy	100.00%
argenx Spain S.L.	Spain	100.00%
argenx Australia Pty. Ltd.	Australia	100.00%
argenx Spain S.L. - Sucursal em Portugal	Portugal	100.00%
argenx Austria Services GmbH	Austria	100.00%
31. Events After the Balance Sheet Date
No events have occurred after the balance sheet date that could have a material impact on the consolidated financial statements.

(This page has been left blank intentionally.)