Form 20-F
period 2025-12-31
ARGENX SE
filed 2026-03-19
CIK 1697862

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 20-F
(Mark One)
☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2025
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
As of December 31, 2025
61,883,306 ordinary shares were outstanding, including ordinary shares represented by American Depositary Shares.
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
ANTIBODY™, ARGENXMEDHUB™, MG UNITED™, SHINING THROUGH CIDP™, VYVIDLY™ and our
corporate logo. Trade names, trademarks and service marks of other companies appearing in this Annual Report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this Annual Report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship, any other companies.
VYVGART® (efgartigimod alfa-fcab) (VYVGART) has been approved in the U.S., Japan, the European Union (the EU)
and several other countries such as the United Kingdom (UK), Switzerland, Israel, mainland China (Mainland China),
Canada, South Korea and United Arab Emirates for the intravenous treatment of generalized myasthenia gravis (gMG).
VYVGART is approved in Japan for the treatment of immune thrombocytopenia (ITP).
VYVGART subcutaneous (SC) (efgartigimod alfa + hyaluronidase qvfc) (VYVGART SC) has been approved in the
U.S. and China as VYVGART HYTRULO™ (VYVGART HYTRULO) and in several other countries, in Japan as
VYVDURA® (VYVDURA) and in the EU and the UK as VYVGART for the treatment of gMG. VYVGART SC has also been approved in the U.S., China, Japan and the EU for the treatment of chronic inflammatory demyelinating polyneuropathy (CIDP).
Lastly, VYVGART HYTRULO has also been approved as a prefilled syringe (PFS) in the U.S. for self-injection by adult patients with gMG and CIDP.
For more information on the approval and commercialization status in several jurisdictions, please refer to “Item 4.B -
Our Products and Product Candidates”.
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
Cautionary Statement with Respect to Forward-Looking Statements
This Annual Report contains certain forward-looking statements. A forward-looking statement is any statement that does not relate to historical facts or events or to facts or events as of the date of this Annual Report or that are derived from our management’s beliefs and assumptions based on information currently available to our management. Forward-
looking statements are generally identified by the use of forward-looking words, such as “aim”, “anticipate”, “aspire”,
“believe”, “can”, “continue”, “could”, “estimate”, “expect”, “entail”, “forecast”, “future”, “goals”, “hope”, “intend”, “is designed to”, “likely”, “may”, “might”, “objective”, “plan”, “potential”, “pursue”, “project”, “predict”, “seek”, “should”,
“strategy”, “target”, “will” or other or comparable variations or the negative of such terms, or by discussion of strategy, plans, objectives, goals, future events or intentions, although not all forward-looking statements contain these identifying words. These statements relate to our future results of operations and financial positions, prospects, developments, growth, business strategies, plans and our objectives for future operations, results of clinical trials and regulatory

v

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

vi

•the potential benefits of our current collaborations, including the possibility to access partner technology platforms or capabilities;
•our plans and ability to enter into or maintain current collaborations for additional programs or product candidates;
•our plans and ability to enter into or maintain current new distribution partnerships;
•our long-term growth strategy to develop and market additional products and product candidates, including efgartigimod for new indications, empasiprubart and adimanebart;
•the impact of government laws and regulations on our business;
•our expectations with respect to the timing and amount of any dividends (if any);
•our plans regarding our supply chain, including our reliance on third parties, including contract manufacturing organizations (CMOs); and
•our business strategies, including Vision 2030, plans, projects, goals and targets and the timing, outcomes and benefits thereof.
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
•Enacted and future legislation and regulations could impact demand for our products which could impact our business and future results of operations.
•We are subject to government pricing laws, regulation and enforcement, which affect the prices we may charge the government for our products and the reimbursement our customers may obtain from the government. Changes in such laws, regulation, and enforcement may place downward pressure on the prices we can charge in the marketplace, and our failure to comply with these laws could harm our results, operations and/or financial conditions.
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
•We rely, and expect to continue to rely, on third parties to conduct some of our research activities, manufacturing and clinical trials and for parts of the development and commercialization of our existing and future research programs, products and product candidates. If our relationships with such third parties are not successful, our business may be adversely affected.

viii

•Disruptions caused by our reliance on third parties for our raw materials and manufacturing process may delay or
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
•We may not be able to be profitable or sustain net profitability in the future and may require additional financing to fund our operations.
•We may become exposed to costly and damaging liability claims.
•We may engage in strategic transactions, including acquisitions, collaborations, licenses or investments in other companies or technologies, and we may not realize the benefits of such transactions.
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

PART I
ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.KEY INFORMATION
A.[RESERVED]
B.CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C.REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D.RISK FACTORS
Our business faces significant risks, including those described below. You should carefully consider all of the information set forth in this Annual Report and in our other filings with the SEC, including the following risk factors.
Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occur. These are not the only risks argenx faces. Additional risks and uncertainties not presently known to argenx or that it currently considers immaterial or not specific may also impair its business, results of operation and financial condition.
This report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors including the risks described below and elsewhere in this Annual Report and as may be described in our subsequent SEC filings. See “Cautionary Statement with Respect to Forward-Looking Statements”.
Risk Factors Related to Commercialization of argenx’s Products and Product Candidates, Including for New
Indications
The commercial success of our products and product candidates, including in new indications or methods of administration, will depend on the degree of market acceptance.
Our products and product candidates, including for any new indications or methods of administration, if and when approved and available on the market, may never achieve an adequate level of acceptance by physicians, patients, the medical community, or healthcare payors for us to be profitable or sustain net profitability in the future. This will depend on a number of factors, many of which are beyond our control, including, but not limited to:
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
Moreover, efforts to educate the medical community and third-party payors on the benefits of our products and product candidates may require significant resources and may never be successful. If our product candidates or methods of use of existing products or new indications fail to gain market acceptance, it will have a material adverse impact on our ability to generate revenues. Even if some products achieve market acceptance, they may not be able to retain market acceptance and/or the market may prove not to be large enough to allow us to generate significant revenues.
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
Competition in the autoimmune field is intense and involves multiple mAbs, other biologics and small molecules either already marketed or in development by many different companies including, but not limited to, large pharmaceutical companies such as AstraZeneca plc, AbbVie, Inc., Amgen, Inc., Biogen Inc., GlaxoSmithKline plc, F. Hoffman-La
Roche AG, Johnson & Johnson Innovation, Inc. and Novartis AG. In addition, these and other pharmaceutical companies have mAbs or other biologics in clinical development for the treatment of autoimmune diseases.
Currently, our commercial revenue is generated by VYVGART and VYVGART SC in gMG, CIDP and ITP
(Japan only). We face and expect to continue to face intense competition from other biopharmaceutical companies, who have launched or are developing products for the treatment of gMG and/or CIDP and other autoimmune diseases, including products that are in the same class as VYVGART, as well as products that are similar to some of our product candidates. Competition for other potential future indications is also fierce, with significant development by competitors in almost all of the indications we are currently developing or planning to develop for our product or product candidates.
For example, we are aware of certain biopharmaceutical companies selling products for the treatment of adult patients with gMG, and several biopharmaceutical companies are developing drugs that may have utility for the treatment of
gMG and/or CIDP.
Competitive product launches may erode future sales of our products, including our existing products and those currently under development, or result in unanticipated product obsolescence. Such launches continue to occur, and potentially competitive products are in various stages of development. We could also face competition for use of limited international infusion sites, particularly in new markets as competitors launch new products. We cannot predict with accuracy the timing or impact of the introduction of competitive products that treat diseases and conditions like those treated by our products or product candidates. In addition, our competitors and potential competitors compete with us in recruiting and retaining qualified personnel in all areas of our business, establishing clinical trial sites, registering patients for clinical trials, as well as in acquiring technologies complementary to, or necessary for, the development of our products.
Competition is also increasing from companies that are utilizing artificial intelligence and other computational approaches for the development of products. These competitors may incorporate artificial intelligence into their businesses more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. We anticipate that we will continue to face increasing competition in the future as new companies enter our market and scientific developments surrounding the pharmaceutical market continue to accelerate. We cannot predict the extent to which these developments will impact potential future sales of our products or our product candidates. There can be no assurance that our competitors are not currently developing, or will not in the future develop, technologies and products that are equally or more effective, are more economically attractive, and can be administered more easily than any of our current or future technologies or products.
Such competing products or technology platforms may gain faster or greater market acceptance than our products or technology platforms. If we, our products and product candidates or our technology platforms do not compete effectively, it is likely to have a material adverse effect on our business, financial condition and results of operation.

We will face significant challenges in successfully commercializing our products and additional product candidates after they are launched.
The commercialization of VYVGART in new indications or other product candidates if and when approved, or entrance of any of our products or product candidates into new markets will require us to further expand our sales and marketing organization, enter into collaboration arrangements with third parties, outsource certain functions to third parties, or use some combination of each. We have built, and continue to expand, our sales force in certain of the countries where
VYVGART is approved and plan to further develop our sales and marketing capabilities to promote our products, and product candidates, including new indications, if and when marketing approval has been obtained in other relevant jurisdictions.
Even if we successfully expand our sales and marketing capabilities, either on our own or in collaboration with third parties, we may fail to launch or market our products effectively. Recruiting and training a specialized sales force is expensive and the costs of expanding an independent sales, marketing and/or promotion organization could be greater than we anticipate.
We could further encounter difficulties in our sales or marketing, due to regulatory actions, shut-downs, work stoppages or strikes, approval delays, withdrawals, recalls, penalties, supply disruptions, shortages or stock-outs at our facilities or third-party facilities that we rely on, reputational harm, the impact to our facilities due to natural or man-made disasters, product liability, and/or unanticipated costs. In addition, recruiting and training a sales force is time-consuming and could delay any product launch. In the event that any such launch is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.
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
We believe that any of our product candidates approved as a biological product under a BLA in the U.S. should qualify for the Biologics Price Competition and Innovation Act 12-year period of exclusivity, as is the case with VYVGART.
The base regulatory exclusivity period for VYVGART is expected to extend until December 2033 in the U.S. whereas regulatory protection in the EU is expected to expire in August 2032. However, in the U.S., there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for competition by biosimilar products sooner than anticipated. The same applies to the EU, as there is also a risk that this exclusivity could be shortened due to legislative actions.
We are aware that some of our competitors may be actively developing competing or biosimilar products for
VYVGART. It is possible our competitors will be successful in developing biosimilar or interchangeable products for our products and product candidates, and the approval of such competing products may lead to substantial competition in the market, a decrease in sales, or force us to make VYVGART available at lower prices due to competitive pressures.
Moreover, an interchangeable biosimilar product, once approved, may be substituted under existing state laws for any one of our reference products. In addition, the Further Consolidated Appropriations Act, 2020, which incorporated the framework from the Creating and Restoring Equal Access To Equivalent Samples (CREATES) legislation, allows biosimilar developers to obtain access to reference biological products, which may facilitate the development of biosimilars to our products. The FDA has also recently issued guidance eliminating the need for data from comparative clinical efficiency studies to demonstrate biosimilarity in many circumstances, which may accelerate biosimilar market entry. If competing or biosimilar products are approved, the market position of our products for existing and recently approved indications may be adversely affected.
In the EU, biosimilars are evaluated for marketing authorization pursuant to a set of general and product class-specific guidelines. Moreover, the EU’s legislative bodies are currently working toward finalizing a reform of the EU
Pharmaceutical Legislation, likely shortening the baseline of market exclusivity periods for medicinal products. In addition, some EU Member States have adopted, or are considering the adoption of, biosimilar uptake measures or may impose automatic price reductions upon market entry of one or more biosimilar competitors. While the degree of competitive effects of biosimilar competition among EU Member States may vary, continuation of policies promoting biosimilar products in the EU and in EU Member States could erode market share or introduce competitive pricing pressures for our products and product candidates.
Enacted and future legislation and regulations could impact demand for our products which could impact our business and future results of operations.
In the U.S. and the EU and other jurisdictions, there have been a number of legislative and regulatory changes to healthcare systems that could affect our future results of operations. Governmental regulations that mandate price controls or limitations on patient access to our products or establish prices paid by government entities or programs for our products could impact our business, and our future results of operations could be adversely affected by changes in such regulations or policies.
In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs in general and the cost of pharmaceuticals in particular, including pharmaceutical pricing reforms under the IRA. The IRA authorizes Medicare drug price negotiation, imposes inflation-based rebate obligations and significantly redesigns the Medicare Part D benefit, including establishing manufacturer discount requirements and capping beneficiary out-of-pocket costs. Although the program remains subject to legal challenges, the IRA is being implemented and may materially reduce the prices we are able to charge for our products, increase our rebate and discount obligations, and affect coverage, formulary placement and demand for our products and product candidates. See
“Item 4.B. — Business Overview  — Intellectual property — Regulation  — Coverage, Pricing and Reimbursement ” for
additional details.
The HHS has and will continue to issue and update guidance and rulemaking as these IRA programs are implemented.
We cannot predict how the HHS will interpret the IRA in the future, or whether the U.S. Congress will enact legislation that further amends the law. However, at this time, the Trump administration is continuing to implement the IRA.
Manufacturers that fail to comply with the IRA may be subject to significant penalties, including civil monetary penalties and excise taxes. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in ACA (as defined below) marketplaces through plan year 2025. To date, none of the legislative attempts to extend the subsidies has been enacted. While the full economic impact of IRA is unknown at this time, the law’s passage is likely to affect the pricing of our products and product candidates. The adoption of restrictive price controls in new jurisdictions, more restrictive controls in existing jurisdictions, the adoption of these lower prices by commercial payors, or the failure to obtain or maintain timely or adequate pricing could also adversely impact revenue. We expect pricing pressures will continue globally.
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
The EU, on the other hand, is in the final stages of adopting new EU Pharmaceutical Legislation in 2026, reforming its legislative framework for medicinal products (see “Item 3.D — Risk Factors — Agreement on new EU Pharmaceutical
Legislation”).
Depending on the final text, which has yet to be published and is still subject to formal approval, the impact could be positive with respect to certain regulatory processes. Other aspects may, however, have a negative impact on innovative pharma and biotech companies such as argenx. In particular, this may be the case for the envisaged shorter baseline market exclusivity periods. In any case, these legislative changes will only enter into effect after a (not yet specified)
transitional period, which will most likely conclude in 2028 the earliest.
We are subject to government pricing laws, regulation and enforcement, which affect the prices we may charge the government for our products and the reimbursement our customers may obtain from the government. Changes in such laws, regulation, and enforcement may place downward pressure on the prices we can charge in the marketplace, and our failure to comply with these laws could harm our results, operations and/or financial conditions.
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
Statutory or regulatory changes, including changes in CMS guidance, could affect the average sales price calculations and the resulting Medicare payment rate for VYVGART and our potential future products. Any such measures may increase our financial obligations to government payors, reduce net realized prices, and adversely affect the demand, coverage and overall sales of our products. In addition, maintaining compliance with these government price reporting and discounting obligations is time-consuming and costly, and a failure to comply can result in substantial fines, penalties, all of which could adversely impact our financial results. See “Item 4.B. — Business Overview  — Intellectual property — Regulation  — Coverage, Pricing and Reimbursement” for additional details on the regulatory framework regarding the coverage, pricing and reimbursement of our products and product candidates.
In addition, the current U.S. Presidential administration has taken several steps to try to align U.S. drug prices with drug prices in other countries through an approach known as MFN pricing, On November 6, 2025, CMS announced the
GENEROUS Model under its CMMI authority. The GENEROUS Model is a voluntary model that tests the impact of
CMS-facilitated supplemental rebate agreements that align the Medicaid net price with a defined MFN price. In
December 2025, CMS issued proposed rules for the GLOBE Model and the GUARD Model under its CMMI authority.
The GLOBE and GUARD Models are mandatory models that, if finalized, would require manufacturers of certain drugs to pay additional rebates based on the difference between the Medicare price and the price in market basket countries.
CMS proposes that the new rebate would apply to utilization by approximately 25% of Medicare Part B fee-for-service beneficiaries and 25% of Medicare Part D enrollees. In Congress, there also are pending legislative proposals that, if enacted, would require MFN pricing in certain healthcare programs.
It is also currently uncertain how these U.S. policy efforts to align US pharmaceutical pricing more closely to international benchmarks from countries with competing healthcare cost containment measures will affect our business.
Any expansion, finalization or implementation of these or similar MFN-based pricing initiatives could subject our products to additional rebate obligations, negatively impact our pricing strategies, product demand, or competitive positioning across global markets, and may result in reduced revenue in critical markets.
We may not obtain or maintain adequate pricing and coverage or reimbursement status for our products and product candidates.
Sales of VYVGART and our product candidates, if approved, will depend, in part, on the extent to which third-party payors, including government health programs in the U.S. (such as Medicare Parts B and D and Medicaid) and other countries, commercial health insurers, and managed care organizations, provide coverage and establish adequate reimbursement levels for such products and product candidates. Patients generally rely on third-party payors to reimburse all or part of the associated healthcare costs, and are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products.
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
Moreover, coverage policies and third-party payor reimbursement rates may change at any time. Therefore, even if favorable coverage and reimbursement status is attained for one or more products for which we receive marketing approval in one or more indications, less favorable coverage policies and reimbursement rates may be implemented in the future. For instance, even though favorable coverage and reimbursement status has been attained for VYVGART for the treatment of gMG and CIDP in the U.S., access to VYVGART for any other indication may be reduced or restricted by limited payor coverage due to treatment criteria, which may prevent us from realizing its full commercial potential. In addition, the coverage and reimbursement levels for our products for the treatment in one indication may have an adverse impact on the coverage and reimbursement levels of such products or product candidates in other indications for which marketing approval has previously been or may subsequently be obtained. Inadequate coverage or reimbursement may diminish or prevent altogether any significant demand for our products and/or may prevent us entirely from entering certain markets or indications, which would prevent us from generating significant revenues or sustaining net profitability in the future, which would adversely affect our business, financials and results of operations.
In many foreign countries, pricing, coverage, and level of reimbursement of prescription drugs are subject to governmental and/or third-party payor control, and we and our collaborators may be unable to obtain coverage, pricing, and/or reimbursement on terms that are favorable to us or necessary for us or our collaborators to successfully commercialize our marketed products in those countries. In some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country, and may take into account the clinical effectiveness, cost, and service impact of existing, new, and emerging drugs and treatments. For example, in the EU, pricing and reimbursement of medicinal products, is almost exclusively a matter for national, rather than EU, provisions and regulations. EU Member States may restrict the range of medicinal products for which their national health insurance systems provide reimbursement and may control the prices of medicinal products for human use. An EU Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Our results of operations may suffer if we or our collaborators are unable to market our products in foreign countries or if coverage and reimbursement for our marketed products in foreign countries is limited or delayed. Downward price pressures in the EU and other countries may, in turn, contribute to downward price pressure in the U.S. because of MFN initiatives.
If we fail to obtain orphan drug designation or we do not have valid and enforceable patents covering our products and their uses and product candidates and fail to obtain and/or maintain orphan drug exclusivity for our products or product candidates, our competitors may be able to sell products to treat the same conditions and our revenue may be reduced.
We have and may from time to time seek orphan drug designation in the U.S., Japan and, the EU for certain indications addressed by our products and product candidates. With regard to these designations or future designations we may obtain, we may not be the first to obtain marketing approval of these drugs for such indication due to the uncertainties associated with developing therapeutic products, and we may not obtain orphan exclusivity upon approval. In the U.S., orphan drug exclusivity applies only to the specific uses or indications for which a drug is approved within the designated rare disease or condition, and therefore may be narrower than the scope of the original orphan designation. In addition, exclusive marketing rights in the U.S. may be limited if we seek approval for an indication broader than the orphan-designated indication, or may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties or different principal molecular structural features can be approved for the same condition. Even after an orphan drug is approved, the MHRA, the EMA, respectively the European Commission, the FDA, the MHLW (collectively, the Relevant
Regulatory Authorities) or other comparable regulatory authorities can subsequently approve the same drug with the same principal molecular structural features for the same condition if the regulator concludes that the later drug is safer, more effective, or makes a major contribution to patient care.

Risk Factors Related to the Development and Clinical Testing of argenx’s Products and Product Candidates
Failure to successfully identify, select and develop our products in other indications, or additional products or product candidates could impair our ability to grow.
Our long-term growth strategy entails developing and marketing additional products and product candidates, including efgartigimod for new indications, empasiprubart and adimanebart. This requires substantial resources, whether or not any product candidates or new indications are ultimately identified. The success of this strategy depends partly upon our ability to identify, select, develop, and ultimately, commercialize promising product candidates. We are heavily dependent on precise, accurate and reliable scientific data to identify, select and develop promising product candidates and products. Our business decisions may therefore be adversely influenced by inaccurate, improper or fraudulent scientific data, including data sourced from third parties. Even with accurate scientific data, our technology platforms may fail to discover and to generate additional products and products candidates, that are suitable for further development.
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
The time required to obtain approval by the Relevant Regulatory Authorities and other comparable regulatory authorities is unpredictable but typically takes many years, if obtained at all, following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion or interpretation of the regulatory authorities. This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market any of our product candidates, including for new indications. We have experienced delays in our prior clinical trials, and we may experience delays in our ongoing or planned clinical trials, for a large variety of reasons outside our control in complying with regulatory approvals which can adversely affect the timing of clinical trials, including as described in “Item 3.D. — Risk Factors — Risk Factors Related to Other Government Regulations —
All aspects of our business ranging from preclinical, clinical trials, marketing and commercialization are highly regulated and any delay by relevant regulatory authorities could jeopardize our development and approval process or result in other suspensions, refusals or withdrawal of approvals.”
Over the last several years, the U.S. government has shut down several times and average review times at the FDA have fluctuated in recent years as a result. If a prolonged government shutdown occurs it could significantly impact the ability of the FDA to timely review and process our regulatory submissions. Inadequate funding for the FDA and other government agencies, or other disruptions to these agencies’ operations, could also prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal functions on which the operation of our business may rely, which could negatively impact our business.
In addition, ongoing efforts by the current U.S. Presidential administration to limit the size of the FDA and other agencies of HHS, including through reductions in staff, may further increase the unpredictability in approval timelines for our products and product candidates. In 2025, HHS announced and implemented a restructuring that included significant reductions in the FDA’s workforce pursuant to an executive order directing federal workforce optimization.
These staffing reductions together with resignations, resulting in leadership turnover and loss of institutional knowledge, may disrupt agency operations and adversely affect the timing, consistency or outcome of regulatory review. Ongoing initiatives by the current U.S. Presidential administration to deregulate and to review the scientific basis for, and otherwise attempt to influence, FDA decisions and policies create regulatory uncertainty for pharmaceutical companies.

Additionally, uncertainty remains as to how the FDA’s agency-wide implementation of ELSA, a generative artificial intelligence tool, including for review of drug product applications, as well as its deployment of agentic artificial intelligence capabilities, will impact the outcomes and timeliness of FDA reviews and other activities. In addition, the future of the currently applicable Prescription Drug User Fee Act construct to ensure timely FDA review of applications may be impacted due to expressed concerns about the effect on industry-FDA relations, and staffing shortages.
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
Certain of our clinical trials have not succeeded, and may in the future also not succeed. We could experience operational challenges as we undertake an increasing number of clinical trials, including those conducted in countries outside the EU, UK and the U.S. that may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-EU, non-UK and non-U.S. contract research organizations (CROs). Such trials may also expose us to risks associated with clinical investigators and institutions who apply different standards of diagnosis, screening and medical care or are otherwise unfamiliar with standards and requirements imposed by the Relevant Regulatory Authorities.
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
Regulatory approval of our products or product candidates may be delayed or refused for many reasons, including for reasons outside our control. Some of the reasons for regulatory delay or refusal include:
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
The accelerated approval pathway has come under scrutiny by various stakeholders, and the Food and Drug Omnibus
Reform Act of 2022 (FDORA) revised the requirements for this pathway. Although this legislation did not change the standard for accelerated approval, it authorized the FDA to require a post-approval clinical trial to be underway prior to approval or within a specified time period following approval, and must specify conditions of any required post-approval clinical trial. FDORA also requires sponsors to submit progress reports for required post-approval studies. Failure to conduct due diligence for required post-approval studies is deemed a prohibited act under the FDCA. FDORA also details procedures the FDA must follow to withdraw an accelerated approval on an expedited basis, including where the required post-approval studies are not conducted with due diligence or fail to verify clinical benefit, other evidence demonstrates that the product is not shown to be safe or effective under the conditions of use, or the sponsor disseminates false or misleading promotional materials with respect to the product. FDA has been exercising these authorities and has issued guidance documents regarding the accelerated approval pathway. If we decide to pursue accelerated approval for any of our product candidates, the failure to obtain accelerated approval (or the withdrawal of any accelerated approval) could result in a longer time period to commercialization of such product candidate, if any, and could increase the cost of development of such product candidate and harm our competitive position in the marketplace. For example, if standard of care were to evolve or if any of our competitors were to receive approval for a drug or biological product for a disease or condition for which we are seeking accelerated approval before we receive accelerated approval, we may not be able to demonstrate that our product candidate provides a meaningful advantage over other available therapies and accelerated approval may not occur.
Our products and product candidates may have adverse, undesirable or unacceptable side effects, and we or others may identify undesirable or unacceptable side effects caused by any of our products or product candidates before and after they have received marketing approval.
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
Any undesirable drug-related side effects can also cause the Relevant Regulatory Authorities or other comparable regulatory authorities to withdraw approvals or revoke licenses of such products and require us to take such products off the market, require the addition of labeling statements, specific warnings, or a contraindication or other modification of the product labeling, request the issuance of safety alerts, require a REMS to ensure that the benefits of the product outweigh its risks, and/or require us to change the way the product is administered, conduct additional clinical trials or change the labeling of the product.
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
Patient enrollment, a significant factor in the timing of clinical trials, depends on many factors, including the size and nature of the patient population, eligibility criteria for the clinical trial, the proximity of patients to clinical sites, competition for patient recruitment from competing clinical trials, the design of the clinical trial, the availability of alternate approved therapies for the indication the clinical trial is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. We compete with other companies to enroll target patient populations, as set forth in “Item 3.D. Risk Factors — Risk Factors Related to
Commercialization of argenx’s Products and Product Candidates, Including for New Indications—We face significant competition for our drug discovery and development efforts.” Even if product candidates obtain significant market share for their approved indications, because certain potential target populations are small, we may never recoup our investment in such product candidate without obtaining regulatory approval for additional indications for such product
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
Risk Factors Related to argenx’s Dependence on Third Parties
We rely, and expect to continue to rely, on third parties to conduct some of our research activities, manufacturing and clinical trials and for parts of the development and commercialization of our existing and future research programs, products and product candidates. If our relationships with such third parties are not successful, our business may be adversely affected.
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
In addition, we are, and expect to continue to be, dependent on partnerships with partners and licensees relating to the development and commercialization of our existing and future research programs, products and product candidates. We currently have collaborative research relationships with various pharmaceutical companies such as AbbVie, Zai Lab and with various academic and research institutions worldwide for the development of product candidates resulting from such collaborations. We also have distribution agreements in place with several distribution partners for VYVGART. We have and will continue to have discussions on potential partnering opportunities with various pharmaceutical companies.
If we fail to enter into or maintain collaborations on reasonable terms or at all, our ability to develop our existing or future research programs and product candidates and to commercialize our existing or future products could be delayed, the commercial potential of our products could change and our costs of development and commercialization could increase.
While we have agreements governing our relationships with these third parties, we have limited influence over their actual performance and control only certain aspects of their activities. If independent investigators, third-party service providers or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of any product candidates that we develop. In addition, our collaborators, CROs, CMOs, distributors, and other third-party service providers are subject to extensive healthcare, regulatory, data privacy, manufacturing, anti-corruption and other laws and regulations. Although we seek to structure our relationships in compliance with applicable laws and regulations and monitor the activities of these third parties, we do not control their day-to-day operations and cannot guarantee that they will comply with all applicable legal and regulatory requirements. Any failure by our third-party partners to comply with such requirements could result in regulatory enforcement actions, monetary penalties, exclusion from government healthcare programs, reputational harm, delays in development or commercialization, or other adverse consequences. In particular, regulatory authorities enforce GCP requirements through periodic inspections of clinical trial sponsors, principal investigators and clinical trial sites. If we, our investigators or any of our CROs fail to comply with applicable
GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the Relevant Regulatory Authorities or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. In addition, our collaborative partners may not adhere to, or may terminate collaboration agreements with, all associated consequences or disagree on the interpretation of contractual terms. We may not be able to control our collaborative partners’ compliance with all applicable requirements for the commercialization of our products, which could adversely affect such commercialization and the profitability of such products. Failures by our collaborative partners to meet their contractual, regulatory, or other obligations to us, or any disruption in the relationships between us and our collaborative partners, could have a material adverse effect on our product pipeline and business.
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
Disruptions caused by our reliance on third parties for our raw materials and manufacturing process may delay or
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
Reliance on Third-Party Suppliers and Service Providers
For some of our raw materials, we rely on a single source of supply and there are limited supplies of the raw materials. If prices increased, or we were to experience an unexpected loss of supply of or if any supplier was unable to meet our demand for any of our products and product candidates, including increased demand if VYVGART is approved for additional indications, we could experience delays in our research or planned clinical trials or risk shortages in commercial supply which could materially impact our revenue potential. These issues could be exacerbated by pressure on the supply chain, for example due to power shortages, natural disasters, extreme weather conditions, public health crises, changed laws or regulations, military conflicts, executive orders, or geopolitical events, including trade disputes, embargoes or economic or financial sanctions enacted as a result of international conflict. The cost of our raw materials may also increase based on actual or threatened trade restrictions or increased tariffs on foreign exports. As we continue to grow our business we may need to establish additional sources of supply for our products. The lead time needed to establish a relationship with a new supplier can be lengthy and require us to devote substantial time and resources, which could result in additional costs, or delays and adversely affect our business.
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
We may not be able to engage a back-up or alternative supplier or service provider in a timely manner or at all if any of these third parties were to cease or interrupt production or otherwise fail to supply these materials, products, or services to us for any reasons, including due to regulatory requirements or actions (including recalls), adverse financial developments at or affecting the supplier, failure by the supplier to comply with cGMPs, contamination, business interruptions, or labor shortages or disputes. Interruptions in the supply of these materials, products or services may also result from international conflict, trade disputes, embargoes or economic or financial sanctions imposed, administered or enforced by the UN Security Council, the U.S., the UK, the EU, or the respective governmental institutions of any of the foregoing including, without limitation, the Office of Foreign Assets Control of the US Department of the Treasury, the
US Department of Commerce, the US Department of State and any other agency of the US government.
Reliance on Third-Party Manufacturing
We rely on and expect to continue to rely on CMOs. We also rely on certain third parties to perform filling, finishing, distribution, laboratory testing and other services related to the manufacture and supply of our products and product candidates.
We do not control the manufacturing process at our CMOs and are completely dependent on them for the production of our products and product candidates in accordance with relevant regulations (such as cGMPs), although we are responsible for ensuring that our products comply with regulatory requirements. If our CMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the Relevant
Regulatory Authorities or other comparable regulatory authorities, our business could be adversely affected, including an inability to initiate or continue clinical trials of product candidates under development, delay in submitting regulatory applications, or receiving regulatory approvals for product candidates, including new indications, subjecting third-party manufacturing facilities to additional inspections by regulatory authorities, requirements to cease distribution or to recall batches of our products or product candidates and an inability to meet commercial demands for our marketed products.
Most notably, we contract with Lonza for their manufacturing sites in Slough, UK, Portsmouth, U.S., Singapore and
Visp, Switzerland as well as with Fujifilm, based in Denmark, for activities relating to the development of cell banks, development of our manufacturing processes and the manufacturing of drug substance. We use additional contract manufacturers to fill, test, label, package, store and distribute our (investigational) drug products. Our products and product candidates are biologics and require multiple processing steps that are more difficult than those required for most small molecule chemical pharmaceuticals. While we work with our CMOs and partners on optimization, strengthening and upscaling our manufacturing, problems with these manufacturing processes, such as capacity issues, or even minor deviations from the normal process or from the materials used in the manufacturing process, which may not be detectable by us in a timely manner, could lead to manufacturing failures or product defects, resulting in lot failures, product recalls, product liability claims and insufficient inventory.

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
We have collaborated, and plan to continue to collaborate, with third parties, including distributor and licensing partners, on certain product candidates. As part of some of these collaborations, our collaboration partners are responsible for providing us with financial information regarding specific projects, including funds spent, liabilities incurred and expected future costs, on which we rely for our own financial reporting. If our collaboration partners fail to provide us with the necessary financial information within the agreed upon timeframes, or if such financial information proves inaccurate, it would adversely impact the timing and accuracy of our own financial reporting. Any inaccuracy in our financial reporting could cause investors to lose confidence in our financial reporting, reputational damage or affect our ability to obtain, and the terms of, any future financing, which may harm our business.
Risk Factors Related to Other Government Regulations
We are subject to healthcare laws, regulation and enforcement. The failure to comply with these laws could harm our results, operations and/or financial condition.
Our current and future operations are and may become directly, or indirectly through our customers and third-party payors, subject to various U.S. federal and state, EU and EU Member State, Japanese, Chinese, UK, Canadian and Israeli
healthcare laws, and healthcare laws of other jurisdictions in which we conduct our business. This includes, but is not limited to, the U.S. FDCA, the U.S. False Claims Act and EU Directive 2001/83/EC.
In particular, our sales, marketing and business arrangements are subject to healthcare fraud and abuse, anti-kickback and similar laws designed to prevent fraud, misconduct, improper inducements and other abusive practices. For example,
EU Directive 2001/83/EC restricts the provision of gifts, pecuniary advantages or other benefits to persons qualified to prescribe or supply medicinal products, subject to limited exceptions. Compliance with these complex and evolving requirements requires significant resources and may constrain our commercial activities.
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
It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations applicable to us, we may be subject to significant civil, criminal and administrative investigations, penalties, damages, fines, disgorgement, imprisonment, exclusion of drugs from government funded healthcare programs, such as Medicare and Medicaid in the
U.S., additional reporting requirements and oversight, reputational harm and the curtailment or restructuring of our operations. Managing such investigations and defending against or appealing any such actions or penalties can be costly and time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in managing any such governmental investigations and/or defending against or appealing any such actions or penalties that may be brought against or imposed upon us, our business may be impaired. Efforts to ensure that our business arrangements with third parties comply with applicable healthcare laws and regulations also involve substantial costs, and because we do not fully control the operations or compliance practices of these third parties, we cannot assure you that they will comply with all applicable healthcare laws and regulatory requirements.
The scope, interpretation and enforcement of healthcare laws remain uncertain and subject to change, particularly in the current environment of healthcare reform. Federal and state authorities in the U.S. have increased scrutiny of interactions between healthcare companies and healthcare providers, as well as promotional practices, including direct-to-consumer prescription drug advertising and manufacturer-sponsored platforms that facilitate patient access to products. The FDA has also heightened its review of the data supporting advertising and promotional claims. Compliance with these evolving requirements, and responding to investigations or enforcement actions, may require significant time and resources and could divert management attention, result in penalties or otherwise adversely affect our business.
All aspects of our business, including preclinical research, clinical trials, marketing and commercialization, are highly regulated, and any delay by relevant regulatory authorities could jeopardize our development and approval process and/or result in suspensions of marketing authorizations, refusals to approve our products, or withdrawal of existing approvals.
Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing to support our IND or planned IND applications in the U.S. or Japan, or our clinical trial applications (CTAs) in the EU, or comparable applications in other jurisdictions. We cannot be sure that we will be able to submit INDs or CTAs or comparable applications for our development programs on the timelines we expect, if at all. We also cannot guarantee that submission of INDs or CTAs or comparable applications will result in the Relevant Regulatory Authorities or other regulatory authorities allowing clinical trials to begin.
Clinical trials must be conducted in accordance with applicable laws and regulations, Relevant Regulatory Authorities'
and other comparable regulatory authorities’ legal requirements and regulations and are subject to oversight by Relevant
Regulatory Authorities and other comparable regulatory authorities as well as IRBs and ethics committees. In particular, clinical trials must be conducted in compliance with GCPs and clinical supplies of our products and product candidates must be produced under cGMPs and other regulations. We could encounter delays if a clinical trial is suspended or terminated, by us, by the IRB or ethics committee, by the data review committee or data safety monitoring board for such clinical trial, or by the Relevant Regulatory Authorities or other comparable regulatory authorities. Such authorities may impose a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or clinical trial site by the Relevant Regulatory Authorities or other comparable regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, including those relating to the class to which our products and product candidates belong, failure to demonstrate a benefit from using the product or product candidate, changes in governmental regulations or administrative actions, or lack of adequate funding to continue the clinical trial.
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
We are subject to privacy, cybersecurity and AI laws, regulation and potential enforcement. The failure to comply with these laws could harm our results, operations and/or financial conditions.
Privacy laws, regulations and related enforcement are particularly relevant to our business as we collect, store and process personal data and in particular data of vulnerable groups such as patients, and sensitive information including health data as well as human biological samples. We also collaborate with third parties where we may seek to use data collected by third parties on our or their behalf, or we may seek to share data collected by us with such third parties to further our research or commercial initiatives.
The GDPR imposes strict requirements, including access controls, impact assessment and safeguards on cross-border transfers of personal data and imposes substantial penalties in the event of non-compliance. We face uncertainty as to the exact interpretation of the requirements under the GDPR, and we may be unsuccessful in implementing all measures required by data protection authorities or courts. Any investigation by a data protection authority could result in fines and other penalties.
The data privacy landscape is complex and fragmented. In the EU, national laws may impose stricter obligations than the GDPR, particularly for sensitive genetic, ethnic origin or race data, while regulations like the Directive 2002/58/EC of the European Parliament and of the Council of July 12, 2002 (as amended, the
e-Privacy Directive) add further compliance risks.
This trend expands globally, with evolving laws in countries such as the U.S., Japan, Canada and China. For example,
China has passed a number of laws concerning data protection and the collection, use and transfer of personal data
(including data considered to be relevant as Chinese human genetic resources), and restricting the transfer of this data outside of China. These evolving laws and regulations impose increasing restrictions on the processing of personal data, which may require us to modify our data collection or processing practices and to incur significant expenses associated with our compliance efforts.
Moreover, in the current digital and regulatory landscape, privacy obligations are increasingly interconnected with broader cybersecurity laws and requirements, reflecting the close link between the protection of personal data and the security of information systems. Failure to comply with applicable cybersecurity frameworks and directives, including
Directive (EU) 2022/2555 on Network and Information Security (NIS2), could result in significant legal, regulatory, and operational risks. In addition, inadequate cybersecurity and non-compliance with data protection laws and regulations increases the risk of personal data breaches, potentially resulting in regulatory sanctions, civil claims, reputational damage and loss of trust.
Furthermore, our integration of AI solutions into certain of aspects our business, introduce a new layer of regulatory risk.
Most significantly, Regulation (EU) 2024/1689 (AI Act) establishes the world’s first comprehensive legal framework for
AI, impacting how we develop and deploy AI systems in the future. In particular, high-risk AI systems must comply with strict regulatory requirements to ensure safety, transparency, and fundamental rights protection. Non-compliance with the AI Act may result in significant penalties. As most provisions will take effect from August 2, 2026, we must continuously assess and adapt our compliance strategy to mitigate risks from this evolving legal landscape.
If we violate existing laws and regulations or fail to comply with changing laws and regulations, we might be subject to fines, penalties and other adverse consequences, which could have a material adverse effect on our reputation, business, results of operations, cash flows or financial condition.
Failure to comply with anti-corruption laws and regulations, anti-money laundering laws and regulations, economic or financial sanctions, trade embargoes and/or export control regulations and other laws governing our operations could have an adverse impact on our business, financial conditions and operations.
We are or may become subject to various laws and regulations regarding anti-corruption, anti-money laundering, economic or financial sanctions, trade embargoes, investment restrictions, anti-fraud, other comprehensive prohibitions against transaction activity pursuant to anti-terrorism laws or export control laws and regulations issued by multiple jurisdictions. These include the UK Bribery Act 2010 and the U.S. Foreign Corrupt Practices Act of 1977, in each case,

as amended, as well as comparable laws and regulations in other countries in which we do business, including in the
European Union and China, which prohibit, among other things, payments, offers, or promises made for the purpose of improperly influencing any act or decision of a foreign government official. In the UK, since September 1, 2025, it is an offense under the Economic Crime and Corporate Transparency Act 2023 for a large organization to fail to prevent certain fraudulent activities by an associated person (such as an employee, agent, or subsidiary), unless it can demonstrate that it had reasonable prevention procedures in place to prevent the fraudulent activity. The nature of our business means that we engage in significant interactions with foreign officials. Compliance with these laws and regulations in the U.S. and in foreign jurisdictions is complex, and may increase our cost of doing business internationally.
We are also subject to economic and financial sanctions, trade embargoes, other comprehensive prohibitions against transaction activity pursuant to anti-terrorism laws and export control rules and regulations, including those imposed, administered or enforced by the UN Security Council, the, U.S., the UK, and the EU. Any change in export or import regulations, economic or financial sanctions regulations, trade embargo regulations or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could decrease our ability to conduct our planned research and development activities and to manufacture, import, export or sell our products internationally, which could require us to expend additional resources to achieve our goals and adversely affect our business, financial conditions and operations.
We have mechanisms in place to promote compliance with such rules and regulations. However, there can be no assurance that our policies and procedures will be followed at all times or will effectively detect and/or prevent violations of applicable compliance regimes by our employees, consultants, sub-contractors, agents and partners. In the event of non-compliance, we could be subject to substantial civil or criminal penalties, including sanctions against us, incarceration for responsible employees and managers, the possible loss of export or import privileges, debarment from participation in government contracting, reputational harm, and resulting loss of revenue and profits, which could have a material adverse impact on our business, financial conditions and operations.
Our performance tracked by our Environmental, Social and Governance metrics is subject to risks and the outcomes may not achieve the anticipated benefits or align with new regulations and stakeholders’ expectations.
There has been an increasing focus from stakeholders and regulators relating to environmental, social and governance
(ESG) matters across all industries in recent years. The standards and stakeholder expectations continue to evolve, sometimes with contradictory expectations, and criteria to evaluate ESG practices may change rapidly. We are subject to evolving rules, including the European Union’s Corporate Sustainability Reporting Directive (CSRD) and ancillary
European Union legislation. The SEC adopted rules in 2024 requiring enhanced climate-related disclosures, but after legal challenges, subsequently announced that it would end its defense of such climate disclosure rule. As a result, various U.S. states have enacted or proposed climate- and sustainability-related disclosure laws that may apply to companies doing business in those jurisdictions, such as California’s climate and carbon market disclosure laws, which would require in-scope companies to report on greenhouse gas emissions, climate-related financial risks, and the use of carbon offsets and emissions reduction claims relating to their operations or products. The future of the California climate disclosure laws is uncertain, as these laws are subject to ongoing litigation.
In response to new ESG initiatives and regulations we may voluntarily elect, or be required, to adopt strategies, policies, or procedures related to ESG matters. Such efforts could divert management’s attention from central operational matters and cause us to expend significant capital and human resources. Moreover, increasingly, different stakeholder groups and regulators have divergent views, particularly in the U.S., on ESG matters, which increases the risk that any action or lack thereof with respect to sustainability or ESG matters will be perceived negatively by at least some stakeholders and regulators and adversely impact our business and reputation. The current sociopolitical landscape has led to rapid and unpredictable shifts in public sentiment, which has resulted in dynamics that increase the risk of reputational damage, boycotts and shifts in consumer behavior that could adversely affect our business and reputation. Reports could also lead to the disclosure of information that may have a negative impact on our operations and reputation which may lead to additional exposure. In addition,
any required disclosures and measurements of ESG metrics are highly dependent on third-parties, such as our suppliers and CROs, that we do not control. Failure to accurately comply with any sustainability reporting obligations may result in enforcement actions, sanctions, fines and penalties, reputational harm or private litigation.
We may become exposed to liability and substantial expenses in connection with environmental compliance or remediation activities.
Our operations, including our research, development and testing, and our third-party manufacturers’ and suppliers’
operations, are subject to numerous environmental, health and safety laws and regulations and for which we may become liable. These laws and regulations govern, among other things, the controlled use, handling, release and disposal of and the maintenance of a registry for, hazardous materials and biological materials, laboratory procedures and exposure to pathogens. We do not have control over our manufacturers’ or suppliers’ compliance with environmental, health and safety laws and regulations.
If we or one of our CMOs or third-party distributors, manufacturers, suppliers, licensees or co-marketers fail to comply with such laws and regulations, such failure could result in substantial liability, fines, penalties or other sanctions and incur substantial expenses, and could also face significant reputational loss.
We face a risk of environmental liability inherent in our current and historical activities, including liability relating to releases of our exposure to hazardous or biological materials. Furthermore, environmental, health and safety laws and regulations are becoming more stringent. Both us and our third-party manufacturers and suppliers may be required to incur substantial expenses in connection with future environmental compliance or remediation activities, in which case, our production and development efforts may be interrupted or delayed, and our financial condition and results of operations may be materially adversely affected.
Risk Factors Related to argenx’s Financial Position
We may not be able to be profitable or sustain net profitability in the future and may require additional financing to fund our operations.
To be profitable or sustain net profitability in the future, we must continue to succeed in commercializing products that generate significant product net sales. Our future results of operations and profitability may fluctuate from period to period, and we will need to generate significant revenues to be profitable or sustain net profitability in the future. We may not be able to generate these revenues, and we may never achieve profitability on a sustained basis in the future. If we do not succeed in sustaining profitability or in funding our operations, we would not be able to use deferred tax assets against taxable profits which would result in a de-recognition of our deferred tax asset balance.
In addition, we intend to continue to conduct research and development, preclinical testing, clinical trials and regulatory compliance activities as well as the continued commercialization of VYVGART and other products candidates, for current and future indications, and we intend to continue our efforts to expand our sales, marketing and distribution infrastructure. As a result, we anticipate that our operating expenses will increase as we execute on our strategic objectives and could increase more significantly if we experience delays or encounter issues relating thereto, including failed clinical trials, ambiguous clinical trial results, safety issues or other regulatory challenges.
To finance our operations, particularly if we are unable to generate sufficient product net sales or otherwise control expenses, we may need to raise additional capital through a combination of public or private equity or debt financings or other sources, which may include collaborations with third parties. Our ability to raise additional funds on acceptable terms or at all will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. If we cannot raise additional capital when needed on acceptable terms, we may be required to delay, reduce or terminate research and development programs; defer or forego commercialization of our products and product candidates (including for new indications); and limit expansion or otherwise fail to capitalize on business opportunities, any of which could have a material adverse effect on our business, financial condition and results of operations.
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
Due to the international scope of our operations, our assets, earnings and cash flows are influenced by movements in exchange rates of several currencies, particularly the euro and Japanese Yen, versus the U.S. dollar. Our revenue from outside of the U.S. will increase as our products, whether commercialized by us or our business partners or our collaborators gain marketing approval in such jurisdictions. If the U.S. dollar weakens against a specific foreign currency, our revenues will increase, having a positive impact on net income, but our overall expenses will increase, having a negative impact on expenses. Conversely, if the U.S. dollar strengthens against a specific foreign currency, our revenues will decrease, having a negative impact on net income, but our overall expenses will decrease, having a positive impact on expenses. Continued volatility in foreign exchange rates is likely to impact our operating results and financial condition.

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
Product liability risk in the EU will increase in the future once plaintiff-friendly reforms, such as Directive (EU)
2024/2853 (the new Product Liability Directive), take effect. The new Product Liability Directive introduces claimant-
friendly changes. This includes, for instance, the expansion of the definition of “damage” (e.g. by including medically recognized psychological harm), creating rebuttable presumptions as to defect and causation to help claimants prove their case (e.g. if the claimant faces excessive difficulties to prove this due to scientific complexity) and abolishing minimum or maximum financial thresholds for claims. The new Product Liability Directive, like its predecessor, provides that claims shall expire if the injured person does not initiate proceedings within ten years after the defective product was placed on the market. However, it extends this long stop period (a statute of limitations) to 25 years if this is due to the latency of the underlying personal injury. Member States must transpose the Product Liability Directive into national law by December 2026.
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
We may enter into strategic transactions, including acquisitions, collaborations, licenses or investments for or in other companies or technologies that complement or augment our existing business and facilitate our access to new products, research projects or geographical areas. However, we may not be able to identify appropriate targets or enter into such transactions under satisfactory conditions. We may be unable to complete a proposed transaction if we or our shareholders are unable to obtain required regulatory approvals in the various jurisdictions in which we or a potential acquisition target or acquirer operate. In addition, we may need additional funding to finance these transactions including through issuances of public or private equity or convertible debt securities, which could be dilutive to our shareholders and ADS holders.
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
We are increasingly dependent on our and our third-party partners’ information technology systems and infrastructure for our business. We collect, store and transmit sensitive information including intellectual property, proprietary business information, including highly sensitive clinical trial data, and personal data in connection with business operations. The secure maintenance of this information is critical to our operations and business strategy. Some of this information could be an attractive target of criminal attack or unauthorized access and use by third parties with a wide range of motives and expertise, including organized criminal groups, “hacktivists”, patient groups, disgruntled current or former employees and others. Cyber-attacks are of ever-increasing levels of sophistication, and despite our security measures, our information technology and infrastructure may be vulnerable to such attacks or may be breached, including due to employee error or malfeasance.
In addition to these threats, we are subject to stringent cybersecurity laws, most notably NIS2 with respect to our activities in the European Union. As a company involved in the development and manufacturing of pharmaceutical and medicinal products, our operations could be brought within the scope of NIS2. This would require us to implement robust measures to secure our network and information systems. We are also subject to cybersecurity laws in other international jurisdictions in which we conduct our operations, such as the Cybersecurity Review Measures in China.
Failure to comply with these cybersecurity standards could result in significant penalties. See ”Item 3.D. Risk Factors—
Risk Factors Related to Other Government Regulations—We are subject to privacy, cybersecurity and AI laws, regulation and potential enforcement. The failure to comply with these laws could harm our results, operations and/or financial conditions.”
Although we are making significant efforts to maintain the security and integrity of our information systems and the information systems of our third-party partners and are exploring various measures to manage the risk of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Despite the implementation of security measures, our internal computer systems and those of our third-party partners, contractors and consultants are vulnerable to damage or interruption from computer viruses, unauthorized or inappropriate access or use, natural disasters, pandemics, terrorism, war (including the ongoing conflict in Ukraine and conflict in the Middle East), and telecommunication and electrical failures. For example, the loss of pre-clinical trial data or data from completed or ongoing clinical trials for our product candidates could result in delays in our regulatory filings and development efforts, as well as delays in the commercialization of our products, and significantly increase our costs. To the extent that any disruption, security breach or unauthorized or inappropriate use or access to our systems were to result in a loss of or damage to our data, or inappropriate disclosure of confidential, personal or proprietary information, we could incur notification obligations to affected individuals and government agencies, liability, including potential lawsuits from patients, collaborators, employees, stockholders or other third parties and liability under foreign, federal and state laws that protect the privacy and security of personal data, and the development and potential commercialization of our product candidates could be delayed. Disruptions in the our and our third-party partners’ information technology systems could adversely affect our business operations and harm our competitive position.

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
We cannot be certain that patents will be issued or granted with respect to applications that are currently pending and we may not be the first to file patent applications related to our product candidates and products. The scope of patent protection that the European Patent Office and the USPTO will grant with respect to products in our product pipeline is uncertain and may vary. It is possible that the European Patent Office and USPTO will not allow broad claims that cover molecules closely related to our products and product candidates as well as the specific molecule, and competitors may be free to market substantially similar molecules if granted approval, thereby reducing our market potential. We and our current or future licensors, licensees or collaboration partners may not be able to prepare, file, prosecute and maintain all necessary or desirable patent applications at a reasonable cost or in a timely manner. Our current and future licensors’, licensees’ or collaboration partners’ ability to ensure the issuance, scope, validity, enforceability and commercial value of technology licenses is uncertain and we may need to rely on them to obtain costly additional IP licenses. Additionally, such parties may not fully comply with applicable patent rules or laws, which could result in loss of patent rights, or such parties may disagree with us as to the strategy for prosecution, maintenance or enforcement of any such patent rights.
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
Competitors may use our and our licensors’ or collaboration partners’ technologies in jurisdictions where we have not obtained patent protection, or where broad research exemptions are available, to develop their own products. Third parties may export otherwise infringing products to territories where we, our licensors or collaboration partners have patent protection, but where enforcement is not as strong as that in the U.S., UK and the EU. In such cases, we would have little effective recourse to prevent such products from competing with ours.
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
We may elect to initiate adversarial proceedings in order to enforce or defend any intellectual property rights owned by or licensed to us, or to determine or challenge the scope or validity of intellectual property rights of third parties to protect our competitive position. We may need to divert substantial time and resources to the enforcement and protection of our or our collaboration partners’ intellectual property rights. In addition, the outcomes of any proceedings could be uncertain and any remedies or damages awarded may not be meaningful. An adverse ruling of non-infringement, limiting claim scope, or invalidating one or more of our issued patents could allow third parties to commercialize our products after the expiration of our market exclusivity or use our platform technologies to compete directly with us, without payment to us.

In many jurisdictions (including the Unified Patent Court), an action to enforce a patent may not be brought until immediately before, or even after, the infringing product of a competitor has been launched in the market. In these jurisdictions, infringement rulings and injunctions (even in preliminary injunction proceedings) are often issued only after the competing product has already been launched and potentially impaired the competitive advantage on the market.
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
Third-party intellectual property rights could adversely affect our ability to commercialize our products and product candidates.
Our revenue generated may suffer if valid and enforceable third-party intellectual property rights cover our products, product candidates, manufacturing processes, or those of our partners. In such cases, our freedom to develop or commercialize products or product candidates may require obtaining a license, designing around third party intellectual property rights with significant time and materials costs, or invalidating the third party rights. If our products are found to infringe a valid and enforceable patent claim, we and our partners could be prevented from continuing to develop or commercialize the affected product without an appropriate license, which may be costly or unavailable on commercially reasonable terms, if at all. Similarly, other companies may have filed patent applications or have patents directed toward molecules and/or uses of those molecules that modulate similar targets modulated by our products and we may not be aware of unpublished pending patent applications or patent applications that are amended to cover our products or platform technologies.
Even if we or our partners can obtain the appropriate license, it may be non-exclusive, thereby providing third parties with the opportunity to access the same licensed technology. If the breadth and scope of protection provided by our or our partners’ patents, licensed patents, or patent applications is threatened or limited, it could dissuade companies from future collaborations with us to license, develop, or commercialize products and product candidates which would have an adverse effect on our business position.
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

academic institutions and typically receive an option to negotiate a license to the institution’s proprietary interest in any collaboration technology. However, we may be unable to successfully negotiate such license and the institution may offer such intellectual property rights to third parties thereby devaluing our exclusive rights to pursue the applicable program.
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
In addition to patent protection, we rely on trade secret protection to preserve the value of our proprietary information supporting our business model. We take balanced measures to preserve the commercial value of our trade secrets and prevent their misappropriation. However,despite these measures, which include segregation of key files, requiring our licensors, collaborators, suppliers, consultants and advisors to execute confidentiality agreements, we cannot fully protect against willful or inadvertent unauthorized disclosure of our trade secrets. Trade secret enforcement proceedings can be unpredictable and vary across geographies and we may not be able to secure adequate legal or equitable remedies to prevent lost value in our misappropriated trade secrets. Any misappropriation and use, whether willful or inadvertent, could result in lost value to the company and enable our competitors to duplicate or build upon our technology.
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
In addition, it may be difficult to attract and retain highly qualified management, scientific and medical personnel, particularly if we expand into fields that will require additional skills. In addition, future leadership transitions and management changes may cause uncertainty in, or a disruption to, our business, and may increase the likelihood of senior management or other employee turnover. We are currently undergoing a leadership transition, as in early January
2026, we announced that Karen Massey, our current COO, will transition to the role of CEO and Executive Director and
Tim Van Hauwermeiren, our current CEO, will transition to the role of Non-Executive Director and Chairperson of the
Board of Directors. Both transitions are subject to shareholder approval at the 2026 General Meeting. Any failure to ensure an effective transition or any future management changes could adversely affect our business, and we cannot predict the likelihood, timing or effect of future transitions among our executive leadership.
As a Dutch company listed on Euronext Brussels and Nasdaq, our remuneration practices and policies may be limited by local governance rules or shareholder guidance for EU companies. Such limitations may make it more difficult to successfully compete for key talent in a number of markets with differing remuneration practices and policies compared to our competitors. For example, the Dutch Corporate Governance Code 2025 (DCGC) places certain limitations on the ability to grant equity incentives to Non-Executive Directors, while Belgian law requires Non-Executive Directors to receive part of their remuneration in the forms of shares, but not stock options. The DCGC also places limitations on amount of severance payment permitted in the event of dismissal.
Many other biotechnology and pharmaceutical companies and academic institutions that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. Additionally, inflationary pressures and a tight labor market for skilled workers may increase compensation expectations, requiring us to raise operating costs in order to attract and retain employees. Therefore, we might not be able to attract or retain these key persons or other employees on conditions that are economically acceptable.
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
Such geo- and socio-political threats and uncertainties include:
•general economic and market conditions, including government shutdowns, including the U.S. government shutdown, instability resulting from inflationary pressures, and increasing interest rates;
•geopolitical events, including natural disasters, public health emergencies, acts of war, and terrorism;
•economic and financial sanctions, trade embargoes, import and export regulations, tariffs, customs, and inbound and outbound investment restrictions;
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
•consumer and commercial credit availability, unemployment, and consumer debt levels; and
•local licensing and reporting obligations.
Due to our international operations and the fact that we run clinical trials across multiple jurisdictions, geopolitical conflicts and related sanctions may, in certain circumstances, impact our ability to conduct or complete clinical trials in the affected regions. For example, General License 6D issued by the U.S. Department of the Treasury’s Office of
Foreign Assets Control currently authorizes certain clinical trial and medical research activities that would otherwise be restricted by U.S. sanctions targeting Russia, the scope, availability, or duration of such authorizations may change.
We also perform development activities in a number of countries exposed to geopolitical risk and if conflicts in those countries were to escalate further and impact neighboring countries, it could impact our development activities in those countries.
Changes in U.S.-Mainland China relations, including tariffs, export controls, economic and financial sanctions, and other regulations may adversely impact our collaboration with Zai Lab in Mainland China, Hong Kong, Taiwan and Macau
(together, Greater China). The U.S. government has taken steps and continues to take steps with regard to U.S.-Mainland
China relations that will impact companies with connections to the U.S. or Mainland China, including by imposing tariffs affecting certain products manufactured in Mainland China, imposing economic and financial sanctions on certain individuals and entities in the Mainland China, and issuing statements indicating enhanced review of companies with significant Mainland China-based operations. The U.S. government has also passed laws, including the BIOSECURE
Act, which was signed into law on December 18, 2025, that could limit or restrict our ability to purchase products or services from, or otherwise collaborate with, certain Chinese biotechnology companies without losing our ability to contract with or receive funding from the U.S. government. Such restrictions could have an adverse impact on our operations.
Several countries are considering or have implemented tariffs, trade barriers or restrictions, as well as other measures impacting cross-border commerce, which could negatively affect our business, financial conditions and results of operations, including by disrupting our research and development activities, affecting our suppliers and negatively impacting our supply chain, impacting our ability to sell our products outside of the United States and negatively impacting our revenues from product sales or our cost of goods sold. The U.S. federal government has implemented tariffs on certain foreign goods and may implement additional or revised tariffs in the future. Such actions could give rise to retaliatory tariffs imposed by foreign governments and an escalation of trade measures by the U.S. and impacted countries. Developments with regard to the timing and manner in which tariffs will be implemented; the amount, scope, and nature of tariffs; the countries subject to new or additional tariffs imposed by the U.S.; tariffs imposed by other countries on goods imported from the U.S.; and other wide-ranging retaliatory measures are rapidly evolving and may change unexpectedly at any time. For example, the U.S. President has repeatedly announced plans to impose 100%
tariffs on imported branded or patented pharmaceuticals, unless the importing company is building U.S. manufacturing capacity. It is not yet clear whether these tariffs would apply to the importation of active pharmaceutical ingredients and possibly bulk drug products that are intended for use in clinical trials and not for commercial sale, which could increase the costs of materials for our clinical trials. Any direct tariffs, if imposed on pharmaceutical products, may result in increased costs for raw materials and contract manufacturing services, reduced ability to source critical CMOs, and a delay in our development timelines. Although on February 20, 2026, the U.S. Supreme Court struck down certain tariffs imposed by the Trump Administration pursuant to the International Emergency Economic Powers Act, the Trump
Administration responded by announcing new tariffs pursuant to another statute. Other countries may, in turn, retaliate with new tariffs against US exports. These events increase the uncertainty and the risks we face resulting from tariffs described above.
Any new legislation, executive orders, tariffs, export controls, economic and financial sanctions, trade embargoes and/or other regulations that may be implemented, any unfavorable government policies on international trade, including tariffs and export controls, the renegotiation of existing trade agreements, any increased scrutiny on companies with significant
Mainland China-based operations, and any retaliatory actions taken by the U.S., EU, Chinese or other governments due to trade tensions could have an adverse effect on our business, including the development and commercialization of products containing argenx-licensed material. Further, general political uncertainty may have an adverse impact on our business, financial condition and results of operations.
We face risks related to natural disasters and public health issues, that could negatively affect our business and financial condition.
Our business could be adversely impacted by the effects of catastrophic global events including natural disasters such as earthquakes, fires, hurricanes, tornados, floods or significant power outages and public health crises.
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
We have grown, and expect to continue to grow globally, significantly in the number of employees and scope of operations over recent years, particularly in the areas of drug research, drug development, regulatory affairs, and sales and marketing. To manage our anticipated future growth and support our expanding global footprint, we must continue to enhance our managerial, operational and financial systems, expand our facilities and recruit and train additional qualified personnel and build the internal infrastructure necessary. Any inability to manage growth effectively could delay the execution of our strategic objectives or disrupt our operations, which in turn could materially harm our business and prospects.
In particular, our planned international expansion subjects us to a number of risks, including risks following complexities in monitoring and coordinating research and development, marketing, supply chain and other operations in a large number of jurisdictions, risks related to laws, regulations and policies, including those implemented following changes in political leadership and trade, risks related to varying standards and practices in the legal, regulatory and business cultures in which we operate, risks related to capital and exchange controls, cross-border taxes and tariffs, cross-border data transfer restrictions, and complex sanctions regimes in various countries such as the U.S., the EU and other jurisdictions, violations of which could lead to fines or other penalties, risks related to geopolitical and local political instability and uncertain business environments and risks related to complexities associated with managing local personnel and preventing misconduct by local third-party partners.
The application of laws and regulations impacting global business operations is often unclear and may at times conflict.
Compliance with these laws and regulations may involve significant costs or require changes in our business practices that result in reduced revenue and profitability. Non-compliance could also result in fines, damages, criminal sanctions, prohibited business conduct, and damage to our reputation.
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
We are a Dutch European public company with limited liability (Societas Europeae). The rights of shareholders and the responsibilities of members of our Board of Directors may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions.
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
As a “foreign private issuer” defined in the SEC’s rules and regulations, we are not subject to all of the disclosure and corporate governance requirements applicable to companies organized within the United States. For example, we are exempt from certain provisions of the U.S. Securities Exchange Act of 1934, as amended (Exchange Act), that are applicable to U.S. domestic public companies. In addition, our executive officers, directors and principal shareholders are exempt from the short-swing profit and recovery provisions contained in Section 16(b) of the Exchange Act. We are subject to Dutch laws and regulations with regard to such matters. While we furnish quarterly unaudited financial information to the SEC on Form 6-K, the information we furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.
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
As a Dutch public company with limited liability, we are not obligated to, and do not comply with, all the best practice provisions of the DCGC, which may affect shareholders’ rights. We are required to disclose in our annual report, filed in the Netherlands, whether we comply with the provisions of the DCGC. If we do not comply with the provisions of the
DCGC, we must list the reasons for any deviation from the DCGC in our annual report filed in the Netherlands.
We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the U.S. or (b) none of the following conditions may be true: (i) a majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the U.S. and (iii) our business is administered principally in the U.S. As of February 19, 2025, we believe at least 50% of our outstanding ordinary shares were held by U.S. residents (assuming that all our ordinary shares represented by ADSs were held by residents of the U.S.).
In June 2025, the SEC issued a concept release soliciting public comment on potential changes to the definition of a foreign private issuer. This release is the first review of the foreign private issuer framework since 2008, and the SEC is considering revisions that could significantly impact which foreign companies qualify for the more accommodative U.S.
reporting, corporate governance requirements afforded to foreign private issuers, as well as the lack of Section 16(b)
liability for certain FPI officers, directors and shareholders. The SEC may revise the requirements to qualify as a foreign private issuer in a way that changes our status as a foreign private issuer and results in us qualifying as a U.S. domestic issuer. This could cause us to have to comply with regulations applicable to U.S. domestic issuers in a very compressed timeframe. The regulatory and compliance costs to us as a U.S. domestic issuer may be significantly higher than those we incur as a foreign private issuer. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.
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
ITEM 4.INFORMATION ON THE COMPANY
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
10011.
For information on our capital expenditure for the years ended December 31, 2025, 2024 and 2023, please see
“Note 4 — Property, Plant and Equipment” and “Note 5 — Intangible Assets” in our consolidated financial statements which are included at the end of this Annual Report on Form 20-F for the period ended December 31, 2025. We anticipate our capital expenditure in 2026 to be financed from the cash flows from operating activities and cash reserves.
For more information on our capital expenditures and requirements, see “Item 5.B. — Liquidity and Capital Resources —
Cash Flows — Operating and Capital Expenditure Requirements” in our Annual Report for the period ended
December 31, 2025.
No takeover bid has been instigated by third parties in respect of our equity during the current or previous fiscal years.

B.BUSINESS OVERVIEW
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
For additional information regarding our Company’s principal markets and revenue breakdown, see “Item 5.A. —
Operating Results” in our Annual Report for the period ended December 31, 2025.
2025 In Brief
Operational Highlights
2025 was a year of strong execution as we advanced our long‑term commitment to patients under Vision 2030: aiming to treat 50,000 patients globally, secure 10 labeled indications across all approved medicines, and advance five pipeline candidates into Phase 3 development by 2030. We made significant progress executing against this goal throughout the year, by expanding our global reach with VYVGART in two blockbuster indications, advancing 10 ongoing registrational clinical trials, and completed our goal to bring forward four Phase 1 molecules by the end of the decade.
Throughout 2025, VYVGART continued to deliver meaningful impact for patients globally, reaching more than 19,000 patients across three indications (gMG, CIDP, and ITP) and three product presentations. We successfully launched our
PFS, which expanded access to new patient segments and enabled more convenient treatment options. In gMG, we strengthened our position as the #1 prescribed and fastest‑growing biologic, supported by increasingly earlier use in the treatment paradigm and continued expansion into broader patient populations. Positive topline data from the
Seronegative gMG clinical trial strengthened our ambition to be the treatment of choice and to pursue the broadest MG label to date. In CIDP, real‑world outcomes continued to validate the ADHERE results, with physicians reporting sustained functional improvement and patients experiencing greater independence and quality of life. This strong commercial execution resulted in a milestone for the Company, with VYVGART surpassing $1 billion in product net sales in a single quarter for the first time in the third quarter of 2025.
Across the pipeline, we made meaningful progress on a broad set of programs. We advanced efgartigimod through additional Phase 3 clinical trials that are expected to read out in 2026: Myositis and ITP, each supported by compelling biology and robust clinical or proof‑of‑concept data. Together, we believe these programs strengthen efgartigimod’s position as a foundational FcRn‑based therapy with potential across multiple high‑need autoimmune diseases.
Our second asset, empasiprubart, advanced notably with three Phase 3 clinical trials underway in MMN and CIDP. As a first‑in‑class antibody targeting complement C2, we further expanded our understanding of C2 biology and its potential to set a new bar for treatment outcomes in immune‑mediated neuromuscular diseases. Momentum also continued with adimanebart (ARGX‑119), which entered Phase 3 development in CMS and progressed in a proof-of-concept clinical trial in spinal muscular atrophy (SMA). Across our early‑stage portfolio, we advanced key next‑generation programs, which include ARGX-213 and ARGX-124. We have a highly productive IIP, our engine for sourcing novel biology and accelerating differentiated medicines, with over 25 active programs. Together, these achievements and the progress across our pipeline position us well for the year ahead as we prepare for multiple registrational readouts and continued
expansion of our global patient impact.
Corporate Achievements
•Subject to shareholder approval, Karen Massey, current COO, will transition to CEO and Executive Director and Tim
Van Hauwermeiren, current CEO, will transition to Non-Executive Chairperson of the Board of Directors.
•In 2025, Sandrine Piret-Gérard was appointed Chief Commercialization Officer. Sandrine joins from Gilead, where she lead the U.S. commercial organization.

•Anthony Rosenberg, who has served as a non-executive director since April 2017, was reappointed as a non-
executive director and vice-chairperson of the Board of Directors for a term of 2 years.
•Expansion to 1,863 full-time employees (as of December 31, 2025) to support further growth of our business, including fully staffed commercial teams in the U.S., Europe, Japan and Canada.
2025 Financial Highlights
•Product net sales of $4.2 billion
•Research & development of $1.4 billion
•Financial Strength to Invest in Sustainable innovation.
2026 Outlook
2026 marks a defining year on the path to Vision 2030 with three strategic priorities:
•Impact more patients globally with VYVGART, driving broader adoption across current patient populations and unlocking new opportunities with potential label expansions
•Shape the long-term future of FcRn medicines, advancing future FcRn molecules, innovative delivery modalities and combination approaches designed to transform patient outcomes
•Deliver next wave of immunology innovation, accelerating empasiprubart and diversified pipeline of first-in-class molecules to drive sustainable value creation

The table above is subject to risks and uncertainties that may materially impact the achievement of our 2026 outlook. For more information, please refer to “Item 3.D. — Risk Factors” of this Annual Report for a discussion of such risks and uncertainties.
Our Medicines
VYVGART and VYVGART HYTRULO is a first-and-only immunoglobulin G (IgG) Fc-antibody fragment that targets the FcRn. It is approved for the treatment in three indications, including gMG and CIDP globally and ITP in Japan (as
VYVDURA).
Our Pipeline
•efgartigimod is an IgG1 antibody Fc fragment that has been engineered for increased affinity to FcRn compared to endogenous IgG. Efgartigimod selectively reduces IgG by blocking FcRn-mediated IgG recycling without impacting antibody production or affecting other parts of the immune system. It is approved in three indications, including
gMG, CIDP and ITP, and is being evaluated in more than ten additional serious autoimmune indications.
•empasiprubart (C2 inhibitor) is a novel complement inhibitor targeting C2, blocking the function of both the classical and lectin pathways while leaving the alternative pathway intact. We believe empasiprubart has the potential to be a pipeline-in-a-product candidate and is being evaluated in two indications currently in Phase 3 clinical trials.
•adimanebart (MusK agonist): adimanebart is an agonist SIMPLE ANTIBODY™ to the MuSK receptor with potential in multiple neuromuscular indications. It is currently in clinical trials for CMS (Phase 3 clinical trial) and SMA
(Phase 2).
•Earlier Stage Programs:
◦Two future FcRn molecules are progressing: ARGX-213, an FcRn-targeted antibody engineered for half-life extension and sustained IgG reduction, and ARGX-124, a first-in-class FcRn pipeline candidate.
◦ARGX-109 (targeting IL-6) and ARGX-121 (a first-in-class molecule targeting immunoglobulin A (IgA)) are also progressing.
◦Entered into a research collaboration with Tensegrity Pharma, including an option for future acquisition, to advance Tensegrity’s lead program TSP-101 in autoimmune disease and other indications.
◦Three new molecules expected to enter Phase 1 clinical trials in 2026, including ARGX-118, a first-in-class molecule targeting Galectin-10, ARGX-125, a first-in-class bispecific antibody, and TSP-101, targeting Fn14.
•In addition to our wholly-owned pipeline, we have candidates that emerged from our IIP that we out-licensed to a partner for further development and for which we have milestone, royalty or profit-share agreements. These candidates include, amongst others: cusatuzumab (anti-CD70 antibody – OncoVerity), ARGX-112 (LP-0145 – anti-
IL-22R antibody – LEO Pharma), ARGX-114 (AGMB-101 – agonistic anti-MET antibody – Agomab) and
ARGX-115 (ABBV-151 – anti-GARP antibody – AbbVie).
Immunology Innovation Program (IIP)
Our IIP is the engine behind our robust and expansive pipeline. By fostering deep, ongoing collaboration between leading academic researchers and our in-house antibody engineers, we aim to translate breakthrough science into first-in-
class therapies across multiple indications. This co-creation model has enabled every candidate in our wholly owned and partnered pipelines to emerge from IIP collaborations, underscoring our ability to identify and advance novel targets with speed and precision.
Our approach is designed for scale and sustainability: we run parallel development programs, optimize trial design for efficiency, and maintain a relentless focus on unmet patient needs. This strategy has delivered measurable results –
accelerating our path to profitability, driving strong commercial growth, and positioning argenx as a leader in immunology innovation. By integrating the aspirations of patients and the insights of healthcare professionals into every stage of discovery and development, we are not only building a differentiated pipeline but also setting new standards for impact and value creation in the sector.We bring to the collaboration our unique suite of antibody discovery and antibody engineering technologies and experience in clinical development to complement our partners’ expertise in disease and target biology. Our suite of technologies includes amongst others our SIMPLE ANTIBODY™ platform technology and NHANCE™, ABDEG™, POTELLIGENT®, and DHS mutations that focus on engineering the Fc region of antibodies in order to augment their intrinsic therapeutic properties.

Our Suite of Technologies
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
•NHANCE™, ABDEG™, POTELLIGENT®, and DHS mutations focus on engineering the Fc region of antibodies in order to augment their intrinsic therapeutic properties. In addition, we obtained a non-exclusive research license and option from Chugai Pharmaceutical Co., Ltd. for the SMART-Ig® (“Recycling Antibody” and part of “Sweeping
Antibody”) and ACT-Ig® (Antibody half-life extending) technologies. These technologies are designed to enable us to expand the therapeutic index of our product candidates, which is the ratio between toxic and therapeutic dose, by potentially modifying their half-life, tissue penetration, rate of disease target clearance and potency.
Our Products and Product Candidates
The following table summarizes key information on our portfolio of lead products and product candidates as of the date of this Annual Report.

Program	Indication	Preclinical	Phase 1	Proof of Concept	Registrational	Commercial
VYVGART	gMG
ITP (Japan)
VYVGART HYTRULO	gMG
CIDP
efgartigimod	Seronegative gMG
Ocular MG
Primary ITP
Graves’ Disease
Myositis
SjD
Systemic Sclerosis
AMR
empasiprubart	MMN
DGF
CIDP
adimanebart	CMS
SMA
ARGX-213	Undisclosed
ARGX-121	IgA Nephropathy
ARGX-124	Undisclosed
ARGX-109	Undisclosed
TSP-101	Undisclosed
ARGX-118	Undisclosed
ARGX-125	Undisclosed

NEUROLOGY	NEPHROLOGY AND HEMATOLOGY	ENDOCRINOLOGY	RHEUMATOLOGY	UNDISCLOSED

Our Programs
VYVGART
\Approvals and Regulatory Plan
VYVGART is approved in more than 30 countries with three active indications (gMG, CIDP and ITP) and three presentations (IV, SC, PFS). More approvals and launches of VYVGART in multiple jurisdictions and countries are planned following pricing and reimbursement negotiations. The following table summarizes the status of regulatory approvals for VYVGART as of February 2026:

	Product	Indication	Geography	Regulatory Status
VYVGART IV	VYVGART	gMG	US	Approved
	VYVGART	gMG	Europe	Approved
	VYVGART	gMG	Canada	Approved
	VYVGART	gMG	Israel	Approved
	VYVGART	gMG	Japan	Approved
	VYVGART	gMG	The UK	Approved
	VYVGART	gMG	China	Approved
	VYVGART	gMG	Australia	Approved
	VYVGART	gMG	Kuwait	Approved
	VYVGART	gMG	Saudi Arabia	Approved
	VYVGART	gMG	Korea (the Republic of)	Approved
	VYVGART	gMG	United Arab Emirates	Approved
	VYVGART	gMG	Switzerland	Approved
	Pending	gMG	Brazil	Submitted
	VYVGART	gMG	Singapore	Approved
	VYVGART	ITP	Japan	Approved
VYVGART SC	VYVGART HYTRULO	gMG	US	Approved
	VYVGART HYTRULO	CIDP	US	Approved
	VYVGART	gMG	Australia	Approved
	VYVGART	CIDP	Australia	Submitted
	VYVGART	gMG	Europe	Approved
	VYVGART	CIDP	Europe	Approved
	VYVGART	gMG	Switzerland	Approved
	VYVGART	CIDP	Switzerland	Submitted
	VYVGART	gMG	The UK	Approved
	VYVGART	CIDP	The UK	Approved
	VYVGART SC	gMG	Israel	Approved
	VYVGART HYTRULO	gMG	China	Approved
	VYVGART HYTRULO	CIDP	China	Approved
	VYVDURA	gMG	Japan	Approved
	VYVDURA	CIDP	Japan	Approved
PFS	VYVDURA	gMG	Japan	Approved
	VYVDURA	CIDP	Japan	Approved
	VYVGART HYTRULO	gMG	U.S.	Approved
	VYVGART HYTRULO	CIDP	U.S.	Approved
	VYVGART	gMG	Europe	Approved
	VYVGART	CIDP	Europe	Approved
	VYVGART SC	gMG	Canada	Approved
	VYVGART SC	CIDP	Canada	Approved
	VYVGART	gMG	The UK	Approved
	VYVGART	CIDP	The UK	Approved
	VYVGART	gMG	Australia	Approved
	VYVGART	CIDP	Australia	Submitted
	VYVGART		Switzerland	Submitted
	VYVGART	gMG	Israel	Submitted
	VYVGART	CIDP	Israel	Submitted

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
We intend to continue expanding into new markets and will evaluate the most appropriate commercialization approach for each territory, whether through our own commercial organization or through additional distribution partnerships.
In the U.S., argenx advertises certain products via digital and traditional media channels, including the internet and television.
For a discussion of total revenues by geographic market, please see “Note 16 — Segment Reporting” in our consolidated financial statements which are included in our Annual Report for the period ended December 31, 2025.
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
efgartigimod (ARGX-113) Development
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

Efgartigimod Mechanism of Action[1,6,7]

1. Efgartigimod and IgG are internalized into the cell
2. Efgartigimod outcompetes endogenous IgG antibodies, including pathogenic IgG autoantibodies, for binding to FcRn, due to increased affinity to FcRn. When bound to FcRn, efgartigimod and IgG escape lysosomal degradation
3. Remaining unbound IgG and efgartigimod are degraded in the lysosome
4. Efgartigimod and fewer IgG are recycled back into circulation

Efgartigimod
IgG antibodies
IgG autoantibodies
FcRn

1
2
3
4

Figure 1: efgartigimod’s mechanism of action blocks the recycling of IgG antibodies and removes them from circulation.
FcRn, neonatal Fc receptor; Ig, immunoglobulin; LDL, low-density lipoprotein.
1) Ulrichts P, et al. J Clin Invest. 2018;128:4372–86
6) Roopenian DC, Akilesh S. Nat Rev Immunol. 2007;7:715–25.
7) Ward ES, Ober RJ. Trends Pharmacol Sci. 2018;39:892–904.
Formulations
Overview
We are developing two formulations of efgartigimod to address the needs of patients, physicians, and payers across indications and geographies, including efgartigimod IV (VYVGART) and efgartigimod SC (VYVGART SC).
efgartigimod Indications
Clinical trial overview

Clinical Trial	Stage	Indication	Patients	Primary Endpoint	Status
ADAPT	Registrational	gMG		The proportion of responders based on the Myasthenia Gravis Activities of Daily Living (MG-ADL) score	Marketed
ADAPT-SC	Registrational	gMG		The proportion of responders based on the Myasthenia Gravis Activities of Daily Living (MG-ADL) score	Marketed
ADAPT- SERON	Registrational	Seronegative gMG	119	MG-ADL total score change from baseline to day 29 (w4)	Positive clinical trial results reported in 2025 with expected PDUFA date of May 10, 2026
ADAPT- OCULUS	Registrational	Ocular MG	141	Change in MGII PRO ocular score from baseline to day 29 (w4)	Positive clinical trial results reported in February 2026
ADHERE	Registrational	CIDP	322	The hazard ratio for the time to first adjusted INCAT deterioration	Marketed
ADVANCE- IV	Registrational	ITP		The proportion of patients that achieved sustained platelet response	Marketed

Clinical Trial	Stage	Indication	Patients	Primary Endpoint	Status
ADVANCE- NXT	Registrational	ITP	63	Extent of disease control (cumulative number of weeks over the planned 24-week treatment period with platelet counts of ≥ 50×109/L	Ongoing clinical trial results expected in 4Q 2026
ALKIVIA	Registrational	Myositis	Target 240	The total improvement score (TIS) at the end of treatment period	Ongoing clinical trial results expected in 3Q 2026
UNITY	Registrational	SjD	Target 580	The change from baseline on the ClinESSDAI score (w48)	Ongoing clinical trial results expected in 2H 2027
In partnership with Zai Lab	PoC	LN	Target 60	The change in urine protein creatinine ratio from baseline to end of the treatment period	Clinical trial discontinued in 2025
uplighTED	Registrational	TED	Target 108/ trial	Percentage of participants who were proptosis responders at week 24	Clinical trial discontinued in 2025
shAMRock	PoC	AMR	Target 30	Safety and tolerability. Efficacy measures such as estimated glomerular filtration rate, histology and urine protein creatinine ratio are captured in the secondary endpoints	Ongoing clinical trial
ADAPT- JUNIOR IV	Phase 2/3	gMG	Target over 12	To confirm an age-adjusted optimum dose of efgartigimod IV and provide (model- predicted) evidence for a treatment response	Ongoing clinical trial
ADAPT- JUNIOR SC	Phase 2/3	gMG	Target over 12	To confirm an appropriate dose of efgartigimod PH20 SC in pediatric participants with gMG	Ongoing clinical trial
Other clinical trials	PoC	AIE	To be confirmed		Ongoing clinical trial
	PoC	AIM	To be confirmed	To be confirmed	Ongoing clinical trial
gMG
Overview
gMG is a rare, chronic autoimmune disease in which pathogenic IgG autoantibodies disrupt neuromuscular signaling, leading to fluctuating and sometimes life‑threatening muscle weakness. Autoantibodies block or remove acetylcholine receptors and activate complement, damaging the neuromuscular junction. MG often begins with ocular symptoms such as ptosis and diplopia, and approximately 85% of patients progress to generalized MG (gMG), which can impair bulbar, limb, and respiratory function. Respiratory crises occur in 15–20% of patients. MG prevalence in the U.S. is estimated at approximately 20 per 100,000, and roughly 85% of gMG patients have detectable AChR antibodies.
efgartigimod has demonstrated consistent and robust clinical benefit across MG populations. Pivotal ADAPT data formed the basis for global approvals of VYVGART IV, and positive ADAPT‑SC results supported approval of the subcutaneous formulation. In 2025, we reported positive topline results from ADAPT‑SERON, our Phase 3 clinical trial in anti‑AChR antibody‑negative gMG, demonstrating a clear treatment effect and reinforcing the broad applicability of
FcRn across MG subtypes. These data support our supplemental regulatory submission to expand VYVGART into the seronegative population, which was accpeted for priority review with an expected PDUFA target action date of May 10,
2026. We also reported positive data from our ADAPT OCULUS clinical trial, which met its primary endpoint, showing that patients living with oMG and treated with VYVGART demonstrated statistically significant improvement from baseline in Myasthenia Impairment Index (MGII) Patient Reported Outcome (PRO) ocular scores at Week 4 compared to placebo. The results support our supplemental regulatory submissions to expand VYVGART into the ocular MG population. We also have ongoing clinical trials in pediatric gMG patients (ADAPT-JUNIOR) with efgartigimod IV and efgartigimod SC.

CIDP
Overview
CIDP is a chronic autoimmune disorder of peripheral nerves and nerve roots caused by an autoimmune-mediated destruction of the myelin sheath, or myelin producing cells, insulating the axon of the nerves and enabling speed of signal transduction. The cause of CIDP is unknown, but abnormalities in both cellular and humoral immunity have been shown. CIDP is a chronic and progressive disease: onset and progression occur over at least eight weeks in contrast with the more acute Guillain-Barré-syndrome. Demyelination and axonal damage in CIDP lead to loss of sensory and/or motor neuron function, which can lead to weakness, sensory loss, imbalance and/or pain. The U.S. prevalence is estimated at approximately 42,000 patients, of whom roughly 24,000 receive treatment. Most patients rely on IVIg as first‑line therapy, while glucocorticoids, plasma exchange, and other immunosuppressants are used less frequently given safety, tolerability, and access limitations.
In July 2023, the pivotal ADHERE clinical trial demonstrated that VYVGART SC significantly reduced the risk of relapse compared to placebo and provided evidence that pathogenic IgG autoantibodies play an important role in CIDP biology. Sixty‑seven percent of patients entering the open‑label Stage A improved clinically, and efgartigimod SC was well tolerated with a safety profile consistent with prior clinical trials. Nearly all eligible patients (99%) continued into the ADHERE‑Plus OLE. Based on these data, VYVGART SC received regulatory approvals in the U.S. in June 2024, in
China in November 2024, and in Japan in December 2024, with regulatory review ongoing in additional jurisdictions, including the EU.
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
In 2022, the Phase 3 ADVANCE (IV) clinical trial met its primary endpoint, demonstrating that a higher proportion of chronic ITP patients receiving efgartigimod achieved a sustained platelet count response compared to placebo. These results supported approval of efgartigimod for ITP in Japan. In 2023, the accompanying subcutaneous clinical trial,
ADVANCE‑SC, did not meet its primary endpoint. To fulfill the requirement for two well-controlled trials needed for global registration, argenx is now conducting ADVANCE‑NEXT, a Phase 3, randomized, double‑blinded, placebo‑controlled trial evaluating efgartigimod IV in adults with primary ITP. ADVANCE-NEXT remains ongoing, with topline Phase 3 results expected in the fourth quarter of 2026.
AIM
Overview
AIM are a rare and heterogeneous group of autoimmune diseases that can affect muscle alone or multiple organ systems, including the skin, joints, lungs, gastrointestinal tract, and heart. These conditions are severe, disabling, and materially impact quality of life. Advances in understanding disease biology and the discovery of characteristic autoantibodies have led to clearer differentiation of AIM into clinically meaningful subtypes, including immune‑mediated necrotizing myopathy (IMNM), antisynthetase syndrome (ASyS), and dermatomyositis (DM). Each subtype presents with distinct autoantibody profiles and manifestations, though proximal muscle weakness remains a defining feature across AIM.
Today, there are no FDA‑approved therapies for IMNM or ASyS, and treatment is largely dependent on steroids or broad immunosuppressants; IVIg was approved for DM in 2021.
argenx is advancing the registrational ALKIVIA clinical trial of efgartigimod SC for the treatment of AIM. ALKIVIA is a seamless Phase 2/3 clinical trial enrolling approximately 240 patients across IMNM, ASyS, and DM, with Total
Improvement Score (TIS) as the primary endpoint and a broad set of functional and quality‑of‑life secondary measures.

In November 2024, following achievement of statistical significance on the primary endpoint in the Phase 2 portion and consistent improvement across all six core components of the TIS, argenx announced a ‘GO’ decision to proceed with the Phase 3 portion in all three AIM subtypes. Safety and tolerability were consistent with the known profile of efgartigimod. ALKIVIA remains ongoing, with topline Phase 3 results expected in the third quarter of 2026.
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
argenx is advancing the registrational UNITY clinical trial of efgartigimod SC for the treatment of SjD. UNITY is a
Phase 3, randomized, placebo‑controlled, double‑blind clinical trial assessing the safety and efficacy of efgartigimod SC in 480 patients with at least moderate systemic disease (ClinESSDAI ≥6) who are on stable background therapy and positive for anti‑SSA/Ro. After the 48‑week treatment period, eligible participants may roll over into an OLE. The primary endpoint is change from baseline in clinESSDAI, with key secondary endpoints focused on patient‑reported outcomes, ESSDAI, and STAR. UNITY remains ongoing, with topline Phase 3 results expected in the second half of
2027.
empasiprubart (ARGX-117) Development
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

Figure 2: empasiprubart mechanism of action. C2, complement component 2; FcRn, neonatal Fc receptor; IgG, immunoglobulin G.
1) Van de Walle I, et al. J Allergy Clin Immunol. 2021;147:1420–9.
2) Vaccaro C, et al. Proc Natl Acad Sci. 2006;103:18709–14.
3) Brinkhaus M, et al. Nat Commun. 2022;13:6073.
empasiprubart Indications
MMN
Overview
MMN is a debilitating neuromuscular autoimmune disorder that is characterized by slowly progressive muscle weakness due to motor neuron degeneration. It mainly affects hands and forearms, mainly in males, and the median age of diagnosis is around 40 years. Diagnosis takes about a year and a half and is often misdiagnosed as ALS. There are estimated to be around 12,000 patients across key markets.
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
Phase 2 POC ARDA Clinical Trial
The Phase 2 POC ARDA clinical trial was a randomized, double‑blinded, placebo‑controlled multicenter clinical trial evaluating the safety and tolerability, efficacy, PK, PD, and immunogenicity of two dose regimens of empasiprubart in adults with MMN. Safety and tolerability were the primary endpoint and additional endpoints included time to IVIg retreatment, biomarker analyses of C2 levels, and changes in key functional scores (modified medical research council‑10 sum score, grip strength, MMN‑RODS) as well as several patient‑reported quality‑of‑life measures (fatigue severity score (FSS), chronic acquired polyneuropathy patient‑reported index (CAP‑PRI), and patient global impression change scale). In 2024, argenx announced positive data from the first cohort (n=16), which were confirmed with the second cohort (n=16) in July 2024, establishing POC in MMN, with empasiprubart demonstrating a 91% reduction in the need for IVIg rescue compared to placebo [HR (95% CI)=0.09 (0.02; 0.44)] in cohort 1 and an 84% reduction in IVIg rescue compared to placebo [HR (95% CI)=0.16 (0.02; 1.54)] in cohort 2.

Based on these results argenx initiated the EMPASSION Phase 3 clinical trial evaluating empasiprubart in MMN head to head with IVIg at the end of 2024.
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
DGF
Delayed graft function (DGF), defined as the need for dialysis in the first week after kidney transplant, affects up to 40%
of deceased‑donor recipients and is associated with poorer long‑term outcomes. Decision for Phase 2 VARVARA clinical trial is now expected mid-year 2026 to complete 52-week efficacy analysis
CIDP
Overview
Please refer to “Item 4.B — efgartigimod Indications” (CIDP) for more information on CIDP.
Phase 3 EMVIGORATE and EMNERGIZE Clinical Trials
argenx is advancing two Phase 3 clinical trials of empasiprubart in CIDP: EMVIGORATE and EMNERGIZE.
EMVIGORATE is a head‑to‑head clinical trial comparing empasiprubart to IVIg in adults with CIDP. EMNERGIZE is a randomized, placebo‑controlled clinical trial evaluating the efficacy and safety of empasiprubart. Topline results from both EMVIGORATE and EMNERGIZE are expected in the second half of 2027.
adimanebart (ARGX-119) Development
adimanebart is a humanized agonist monoclonal antibody that specifically targets and activates MuSK to promote maturation and stabilization of the NMJ, with planned development across severe neuromuscular diseases including
CMS, ALS, and SMA. It is the first highly specific agonist mAb targeting human MuSK and was developed using the
SIMPLE ANTIBODY™ platform in collaboration with leading experts, with preclinical proof‑of‑concept demonstrated in a DOK7‑CMS model.
A Phase 3 clinical trial in CMS is expected to initiate in the third quarter of 2026, following positive results from the
Phase 1b clinical trial.
A proof-of-concept clinical trial is also ongoing in SMA.
Strategy and Objectives
Company’s Strategies
Our objective is to transform the lives of at least 50,000 patients and their communities before 2030 by providing them with life-changing medicines built on scientific breakthroughs in immunology. To reach this, we aim to deliver on a set of different goals:
•Transform the lives of 50,000 patients, by redefining treatment expectations in MG & CIDP and delivering at least eight additional labeled indications and a second self-administered FcRn medicine by 2030.

•Be the precision complement inhibitor that sets a new SOC and improves patient experience and outcomes across indications, with 3+ labeled indications and five total indications in development by 2030.
•Be the leader in neuromuscular junction (NMJ) therapeutics, redefining patient expectations and reigniting hope in one labeled indication and at least four total indications by 2030.
•Expand our pipeline of transformational innovation to enable consistent cadence of value creation for patients; >5 new molecules in late stage by 2030.
•Scale in The argenx Way to remain a unique, independent company.
•Solidify our place in the biotech ecosystem as the benchmark for entrepreneurial science delivering value for patients.
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
Competition in the autoimmune field is intense and involves multiple monoclonal antibodies (mAbs), other biologics and small molecules either already marketed or in development by many different companies, including large pharmaceutical companies. We compete with a wide range of biopharmaceutical companies that are developing products for the treatment of gMG, CIDP, ITP and other autoimmune diseases, including products that are in the same class as
VYVGART, as well as products that are similar to some of our product candidates. We are aware of several FcRn inhibitors that are in clinical development or marketed.
In addition, we may face future competition from biosimilar versions of approved biologics in the autoimmune and immunology fields. The regulatory frameworks in the United States, Europe and other key markets could evolve in ways that may facilitate the entry of biosimilars once reference products lose market exclusivity. While FcRn inhibitors are a relatively new therapeutic class, the broader biologics market has seen an increase in biosimilar development and commercial activity, supported by maturing regulatory pathways, expanding manufacturing capabilities and ongoing payer and health‑system initiatives aimed at reducing the cost of care.
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
— Risk Factors — Risk Factors Related to Commercialization of argenx's Products and Product Candidates, Including for New Indications — We face significant competition for our drug discovery and development efforts”
We compete in this dynamic landscape by aiming to advancing differentiated, first‑in‑class and best‑in‑class therapies grounded in novel biology, enabled by our deep scientific expertise and our technology platforms. Our strategy is to innovate ahead of the field—identifying new pathways, engineering unique mechanisms of action, and continuously expanding our understanding of Fc‑mediated biology and related immunology. We also actively protect and strengthen our intellectual property through a comprehensive global portfolio of patents, trade secrets and proprietary know‑how covering our product candidates, platforms and manufacturing processes. This commitment to scientific innovation and robust IP protection is central to sustaining our competitive position and delivering long‑term value.
Manufacturing and Supply
At argenx, our manufacturing and supply strategy is built for scale, resilience, and speed, reflecting our commitment to move science forward and deliver for patients worldwide. We utilize third-party contract manufacturers who act in accordance with the FDA’s current good manufacturing practices (cGMPs) for the manufacture of drug substances and drug products. We partner with a global network of contract manufacturers who share our standards for quality and innovation, with the goal that every step, from cell bank development to large-scale drug substance production, meets the highest industry benchmarks. Our global supply chain and distribution strategy is to serve patients in region for that region. We work with Lonza teams based in Slough, UK, Portsmouth, U.S., Singapore and Visp, Switzerland for

activities relating to the development of cell banks, development of our manufacturing processes and the manufacturing of drug substance, thereby using validated and scalable systems broadly accepted in our industry. In 2022, we started our collaboration with FUJIFILM Diosynth Biotechnologies Denmark ApS (Fujifilm) based in Hillerød, Denmark, for activities relating to the large-scale manufacturing of efgartigimod drug substance. In 2025, we expanded our partnership with Fujifilm to include new manufacturing site in North Carolina, U.S., strengthening our global supply chain and supporting anticipated growth in efgartigimod and pipeline assets.
We use additional contract manufacturers to fill, label, package, store and distribute (investigational) drug products.
Intellectual Property
Introduction
We strive to protect and maintain exclusivity for the proprietary technologies that we believe are important to our patients, business, and shareholders. We continue to pursue and maintain patent protection intended to cover core platform technologies incorporated into, or used to produce, our product candidates and commercial products. We will seek protection for our patient innovations in key global jurisdictions. We continue to focus our exclusivity strategies on all aspects of our assets, including our compositions of matter, methods of use for our approved products, and other inventions that are important to our business (e.g., the patient innovations described in our product labels/product inserts and our core manufacturing technologies).
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
Our commercial success depends in part upon our ability to obtain and maintain exclusivity, including regulatory exclusivities, patent, trade secret, and other proprietary protection for commercially important technologies, inventions and know-how related to our business. We will defend and enforce our intellectual property rights, particularly our patent rights, and preserve the confidentiality of our trade secrets while operating without infringing valid and enforceable intellectual property rights of others. Specifically, we are materially dependent on elements of our regulatory, patent and other proprietary protection, including certain of those related to our core platform technologies, described in “Item 4.B. — Business Overview — Intellectual Property — Platform Technologies” below and our product candidates, as described in “Item 4.B. — Business Overview — Intellectual Property — Our internal Programs” below and “Item 4.B. — Business Overview — Intellectual Property — Our Partnered Programs” below.
The patent positions for biotechnology companies like us are generally uncertain and can involve complex legal, scientific, and factual issues. In addition, the coverage recited in the claims in a patent application can be significantly reduced before a patent is issued, and claim scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that any of our platform technologies and product candidates, or products will be protectable or remain protected by valid and enforceable patents. We cannot accurately predict whether pending patent applications will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from infringing competitors. Any patents we hold may be challenged, circumvented, limited or invalidated by third parties.
The term of individual patents depends on the patent laws in the countries in which they are obtained. In most countries, the patent term is 20 years from the earliest date of filing a non-provisional patent application.
In the U.S., the term of a patent covering an FDA-approved drug may be eligible for a limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Act) as compensation for the loss of patent term during the FDA regulatory review process as described in “Item 4.B. — Business Overview —
Regulation — Licensure and Regulation of Biologics in the U.S.” below. Similar provisions are available in the EU and in other jurisdictions to extend the term of a patent that covers an approved drug and/or its use. It is possible that issued
U.S. patents covering each of our products/product candidates may be entitled to patent term extensions. If our product candidates receive FDA approval, we intend to apply for patent term extensions, if available, to extend the term of patents that cover the approved product candidates and/or their uses. We also intend to seek patent term extensions in any jurisdictions where available. There is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions.

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
With regard to the ABDEG™ platform, we co-own the technology with the University of Texas Southwestern Medical
Center and enjoy certain exclusive license rights. We have a broad patent portfolio covering the composition of matter and uses of certain FcRn antagonists to achieve certain biological effects. A composition of matter patent expires in 2036 in the U.S., whereas in many other countries the base expiry date is 2034.
With regard to the NHANCE™ platform, we exclusively licensed two U.S. patents from the University of Texas
Southwestern Medical Center with composition of matter claims directed to an IgG molecule comprising a variant human Fc domain, and method of use claims directed to a method of blocking FcRn function in a subject by providing to the subject such an IgG molecule. The U.S. patents are expected to expire between 2027 to 2028. The patent family also includes a granted European patent.
Our Internal Programs
efgartigimod
efgartigimod incorporates the ABDEG™ platform technology, for which we co-own the technology with the University of Texas Southwestern Medical Center and enjoy certain exclusive license rights. We have a broad patent portfolio with multiple patent families covering the composition of matter and uses of certain FcRn antagonists to achieve disease-
modifying effects. A composition of matter and other relevant patents arising from the same patent family in the U.S.
expire in 2036 and 2037 in Europe whereas in many other countries the base expiry date is 2034. We anticipate several more patient innovations to evolve during development and commercialization for which we will seek additional patent protection with later expiration dates.
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
empasiprubart Product Candidate
With regard to the empasiprubart product candidate, we own or have rights to multiple patent families (with several granted patents and pending patent applications in multiple jurisdictions in North America, South America, the EU and
Asia, directed to composition of matter claims and method of treatment claims. The patent families have base expiry dates in 2034, 2039 and 2040. We anticipate several more patient innovations to evolve during development for which we will seek additional patent protection. empasiprubart product candidate incorporates or employs the NHANCE™
platform technology.
adimanebart Product Candidate
With regard to the adimanebart product candidate, we in-licensed patent families from/with New York University
Langone Health, a U.S. medical center based in New York, and additional patent families from/with the Leiden
University Medical Centre, with a U.S. granted patent and several pending applications in multiple jurisdictions . We anticipate several more patient innovations to evolve during development for which we will seek additional patent protection.
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
Collaborations and licenses
At argenx, our approach to collaboration and licensing is rooted in the conviction that progress accelerates when boundaries are challenged and expertise is shared. We follow a disciplined strategy to maximize the value of our pipeline. We retain full development and commercialization rights for programs where we believe our platform and capabilities can deliver the greatest impact, ensuring we capture the full value of our innovation. At the same time, we actively seek out partnerships with organizations that share our drive to redefine what’s possible, leveraging complementary strengths to unlock new opportunities for patients.
Our licensing strategy is dynamic and pragmatic: we license out select intellectual property to expand the reach of our science, while we also in-license or acquire technologies and assets that can amplify our pipeline or accelerate development. We have partnered, and plan to continue to partner, to develop products and product candidates that we believe have promising utility in disease areas or have patient populations that may benefit from resources of other biopharmaceutical companies. We believe every agreement is shaped by a clear-eyed focus on execution, mutual benefit, and the potential to create lasting change. We aim to be disciplined in our diligence and financial commitments, but not at the expense of agility or ambition. By building alliances that transcend traditional hierarchies and by staying relentlessly focused on unmet needs, we are not just advancing our own portfolio, we are helping to reshape the landscape of immunology for the long term.
We also have several license agreements in place, under which we license patents, patent applications and other intellectual property to third parties. We have also entered into several license agreements under which we license patents, patent applications and other intellectual property from third parties. License agreements can relate to research and development and/or commercialization of the relevant product candidates (and technologies) or products. The licensed intellectual property covers some of our product candidates and some of the antibody engineering technologies that we use. Some of these licenses impose various diligence and financial payment obligations on us. We expect to continue to enter into these types of license agreements in the future.
We have entered into multiple collaboration agreements with pharmaceutical partners and license agreements, some of which are described below.
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
We are eligible to receive a one-time sales based milestone and tiered royalties based on annual net sales of efgartigimod in Greater China thereafter.

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
We have expanded our collaboration with Halozyme for ENHANZE® drug delivery technology to additional targets for a total of six, including FcRn and C2.
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

In 2024 and 2025, we participated in a further funding round to support the continued, ongoing, clinical development of cusatuzumab by OncoVerity.
Our Strategic Partnership with AbbVie for ARGX-115 (ABBV-151)
In 2016, we entered into a collaboration agreement with AbbVie for ARGX‑115 (ABBV‑151), targeting GARP in oncology (the AbbVie Collaboration Agreement). After completing IND‑enabling work, AbbVie exercised its option and assumed full responsibility for global development and commercialization. We are eligible for up to $625 million in potential development, regulatory and commercial milestones, plus tiered royalties from the mid‑single digits to lower teens. We also retain co‑promotion rights in the EEA and Switzerland. The agreement continues on a product‑by‑product basis until AbbVie’s payment obligations expire, and AbbVie may terminate the AbbVie Collaboration Agreement with prior notice.
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
Regulation
Government authorities in the U.S., at the federal, state and local level, and in the EU and its Member States and other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products, including biological products. In addition, many countries and jurisdictions regulate the pricing of pharmaceutical products. The processes for obtaining marketing approvals in the U.S. and in other countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial personnel and financial resources, and breach of which can result in enforcement activity under civil, administrative and/or criminal law.
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
Pediatric Studies and Exclusivity
Under the Pediatric Research Equity Act of 2003, as amended (PREA), certain BLAs or supplements thereto must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric sub-populations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors must also submit an initial Pediatric Study Plan (PSP), within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or
Phase 2/3 clinical trial. The initial PSPs must contain an outline of the proposed pediatric clinical trial or studies the applicant plans to conduct, including clinical trial objectives and design, any deferral or waiver requests and other information required by regulation. The applicant and the FDA must agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.
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
Regulation and Procedures Governing Approval of Medicinal Products in the European Union
Similar to the U.S., the EU comprehensively regulates, among other things, the development, manufacturing, placing on the market, advertising, distribution, import and export of medicinal products. Particularly, the placing on the market of a medicinal product for human use in the EU requires a marketing authorization (MA). Main provisions governing medicinal products in the EU are Directive 2001/83/EC and Regulation (EC) No 726/2004 (each as amended).
Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000 (each as amended) are also of particular relevance for orphan medicinal products. While directives need to be transposed into national law by member states of the EU (EU
Member States) before they are applicable, regulations directly apply in the EU Member States once these have been enacted.
The process governing approval of MA applications (MAA) for the placing on the market of medicinal products in the
EU generally follows the same lines as in the U.S. It entails satisfactory completion of pharmaceutical development, pre-
clinical trials and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication. The EU also requires an application for authorization of clinical trials to relevant competent authorities and the submission of an MAA to the European Medicines Agency (EMA) or to competent authorities in EU member states and granting of such MA by the European Commission or relevant national authorities before the medicinal product can be marketed and sold in the EU or the relevant EU Member States. The below mentioned principles and rules generally apply within the EEA, i.e., the EU including Iceland, Liechtenstein and
Norway.
Clinical Trial Approval
Both non-clinical and clinical data are generally required to support an MAA for a medicinal product in the EU. Non-
clinical investigations are performed to demonstrate the health or environmental safety of new biological substances.
Non-clinical (pharmaco-toxicological) investigations must generally be conducted in compliance with the principles of good laboratory practice (GLP) as set forth in EU Directive 2004/10/EC (as amended).

Clinical trials are comprehensively regulated in the EU under the Clinical Trials Regulation (EU) No 536/2014 (CTR), which entered into application on January 31, 2022, and gradually replaced the Clinical Trials Directive 2001/20/EC
(CTD).
As before, many of the CTR’s legal obligations are on the so-called sponsor, which is defined as the individual, company, institution, or organization that takes responsibility for the initiation, for the management and for setting up the financing of a clinical trial. The sponsor must obtain an authorization from the competent authority in the EU Member
State(s) in which the clinical trial will be conducted as well as an approval from the competent national ethics committee in accordance with relevant national legislation in each of the relevant member states, before the commencement of such clinical trial.
The CTR also imposes requirements, among others, regarding the conduct of a clinical trial (which must be conducted in accordance with the protocol and good clinical practice to generate acceptable data for MA submission), safety reporting of adverse events and reactions, changes to clinical trials, protection and informed consent of clinical trial subjects.
Clinical trials conducted outside the EEA must follow the principles set forth in EU legislation if their results are to be submitted in an MAA in the EU.
Orphan Designation and Exclusivity
Regulations (EC) No. 141/2000 and No. 847/2000 (each as amended) provide that a product can be designated as an orphan medicinal product by the European Commission if its sponsor can establish: (i) that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition, (ii) either (a) the prevalence of the condition is not more than five in ten thousand persons in the EU when the application is made, or
(b) without incentives it is unlikely that the marketing of the product in the EU would generate sufficient return to justify the necessary investment in its development and (iii) there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the EU or, if such method exists, the product has to be of a significant benefit compared to products available for the condition.
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
During an orphan medicinal product’s market exclusivity period, neither the EMA, the European Commission nor the
EU Member States can accept an application or grant an MA for a “similar medicinal product.” A “similar medicinal product”, i.e., a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation. For orphan medicinal products intended for pediatric use, the market exclusivity period may be prolonged by additional two years if they are authorized with a pediatric indication based on the results from studies conducted under an EMA-approved pediatric investigation plan or if they are authorized without a pediatric indication but the results of the studies conducted under the EMA-approved pediatric investigation plan are reflected in the summary of product characteristic and, if appropriate, in the package leaflet. Market exclusivity may also be revoked in very select cases, such as if (i) it is established that a similar medicinal product is safer, more effective or otherwise clinically superior; (ii) the MA holder (MAH) for the authorized orphan medicinal product consents to the second orphan application; or (iii) the MAH for the authorized orphan medicinal product cannot supply sufficient quantities. Orphan designation must be requested before submitting an MAA and is reconfirmed during the MAA process. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and MA approval process.
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
The centralized procedure provides for the grant of a single MA by the European Commission that is valid for all EEA
Member States. Pursuant to Regulation (EC) No. 726/2004 (as amended), the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products (gene therapy, somatic cell therapy or tissue engineered products) and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer and auto-immune diseases and other immune dysfunctions and neurodegenerative disorders. The centralized procedure is optional for certain other medicinal products.
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
MAs have an initial validity for five years, in principle, and they may be renewed after five years on the basis of a reevaluation of the risk benefit balance by the EMA, or by the competent authority of the EU Member State. Once renewed, the MA is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any MA that is not followed by the placement of the medicinal product on the EU market or on the market of the authorizing EU
Member State(s) within three years after authorization, or if the drug is removed from the market for three consecutive years, ceases to be valid.
European Data and Market Exclusivity
In the EU, innovative medicinal products, approved on the basis of a complete independent data package, qualify for eight years of data exclusivity upon MA and an additional two years of market exclusivity (for the more comprehensive protections applying to orphan medicinal products, please refer to “Item 4.B — Business overview — Orphan
Designation and Exclusivity” above). The data exclusivity, if granted, prevents generic or biosimilar applicants from referencing the innovator’s preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA in the EU, for a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic or biosimilar MAA can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed in the EU until the expiration of the market exclusivity period. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those 10 years, the MAH obtains an MA for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are determined to bring a significant clinical benefit in comparison with currently approved therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a product is considered to be an innovative medicinal product so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained an
MA based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.
Regulatory Requirements after Marketing Authorization
Following MA approval, the MAH is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include compliance with the EU’s stringent pharmacovigilance or safety reporting rules under Directive 2001/83/EC and Regulation (EU) 726/2004 (each as amended) and the associated guideline on good pharmacovigilance practices (as amended), pursuant to which post-
authorization studies and additional monitoring obligations can be imposed. In addition, the manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the principles of good manufacturing practice (GMP) set forth in Commission Directive 2017/1572
GMP and comparable requirements of other regulatory bodies in the EU, which mandate the methods, facilities and controls used in manufacturing, processing and packing of products to assure their safety and identity. Further, the wholesale distribution of authorized medicinal products requires a separate distribution license and must be conducted in strict compliance with good distribution practice standards. Finally, the marketing and promotion of authorized medicinal products is strictly regulated under Directive 2001/83/EC, (as amended) and as transposed into national laws.
Potential consequences for a failure to maintain regulatory compliance mainly depend on the relevant regulations in the
EU Member States, but are, for example, in Germany, similar to those in the U.S. Please refer to “Item 4.B — Business overview — Post-Approval Regulations” above.

Agreement on new EU Pharmaceutical Legislation
On December 11, 2025, the EU legislative bodies agreed to overhaul, modernize, and streamline the existing general pharmaceutical legislation, including e.g., Directive 2001/83/EC, as well as Regulations (EC) No. 726/2004, No.
141/2000, or No. 1901/2006 (EU Pharmaceutical Legislation). This agreement is still subject to formal approval by the
European Parliament and the Council of the EU, before being formally adopted. It is expected that the EU
Pharmaceutical Legislation will become applicable in 2028. Although the final text has not yet been published, agreed key elements appear to include, among others, certain changes to the baseline marketing exclusivity periods, the streamlining of regulatory procedures as well as a broadening of the so-called “Bolar exemption”, which allows developers to undertake testing and to prepare for regulatory submissions before patent expiry.
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
In Mainland China, VYVGART IV has been included in the National Reimbursement Drug List (NRDL) for the
treatment of adults with gMG who are AChR-AB+ after going through price negotiations with the National Healthcare
Security Administration (NHSA) since January 2024, which means that the price of this drug can be (partly) reimbursed by the social security program of Mainland China for the treatment of this indication in accordance with relevant rules within certain period. According to the current regulations of Mainland China, if we want our products in addition to
VYVGART IV to be included in the NRDL or want VYVGART to be included in the NRDL for the treatment of other indications, we will need to go through price negotiations with the NHSA, for which purpose we will likely need to significantly reduce their prices. Although the inclusion of our products in the NRDL may increase the demand for the relevant products, our potential revenue from the sales of these products may still decrease as a result of lower prices.
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
The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicinal products, is almost exclusively governed by national laws, rather than EU legislation.
National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. Therefore, in the EU, pricing and reimbursement schemes vary widely from EU Member State to another. Some EU Member States provide that products may be marketed only after a reimbursement price has been agreed. Some EU Member States may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies (so called health technology assessments) in order to obtain reimbursement or pricing approval. EU Member States may approve a specific price for a product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Other EU Member States allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions.

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
The above underlines that, outside the U.S., international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in
Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the U.S., the reimbursement for our products may be reduced compared with the U.S. and may be insufficient to generate commercially reasonable revenue and profits.
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
The IRA also allows HHS to directly negotiate the selling price of a statutorily specified number of drugs and biologics each year that CMS reimburses under Medicare Part B and Part D. Only high-expenditure single-source biologics that have been approved for at least 11 years (7 years for single-source drugs) can qualify for negotiation, with the negotiated price taking effect two years after the selection year. In July 2025, Congress expanded the IRA’s orphan drug exclusion to protect from selection drugs that are indicated only for orphan indications, as well as to extend the time before an orphan drug may be selected if it is later approved for a non-orphan indication. Negotiations for Medicare Part D products began in 2023 with the negotiated price taking effect in 2026, and negotiations for Medicare Part B products will begin in 2026 with the negotiated price taking effect in 2028.
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
inflation rebates which penalizes drug manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation; and a redesign of the Part D benefit. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. To date, none of the legislative attempts to extend the subsidies has been enacted. These IRA provisions began taking effect progressively starting in 2023, although certain policies have been subject to legal challenges. For example, the provisions related to the negotiation of selling prices of high-expenditure single-source drugs and biologics have been challenged in multiple lawsuits. Additionally, we cannot predict whether the U.S. Congress will further amend the IRA or if the government will adopt new or different interpretations of the law in future guidance or rulemaking.
However, at this time, the Trump administration is continuing to implement the IRA and to defend the law in litigation.
While it is unclear how the IRA will be implemented in the future and the outcome of the litigation, it will likely have a significant impact on the pharmaceutical industry.
In addition, the Trump administration has taken several steps to try to align U.S. drug prices with drug prices in other countries through an approach known as most favored nation (MFN) pricing. For example, on May 12, 2025, the current
Presidential administration published an executive order which, among other actions, instructed HHS to communicate
MFN price targets. The executive order also directed certain steps if “significant progress towards [MFN] pricing . . . is not delivered.” On July 31, 2025, the U.S. President issued letters to 17 pharmaceutical companies (not including argenx), calling on those manufacturers and “every manufacturer” to take the following steps within 60 days: extend
MFN pricing to Medicaid for all of their existing drugs; guarantee Medicare, Medicaid, and commercial payors receive
MFN pricing for newly-launched drugs; return increased revenues abroad to American patients and taxpayers; and
participate in direct-to-consumer or direct-to-business distribution models to provide “high-volume, high rebate” drugs at
MFN pricing. Certain manufacturers have entered into direct agreements with the government.
On November 6, 2025, CMS announced the GENErating cost Reductions fOr U.S. Medicaid (GENEROUS) Model under its Center for Medicare and Medicaid Innovation authority (CMMI). The GENEROUS Model is a voluntary model that tests the impact of CMS-facilitated supplemental rebate agreements that align the Medicaid net price with a defined MFN price. In December 2025, CMS issued the Global Benchmark for Efficient Drug Pricing (GLOBE) Model
and Guarding U.S. Medicare Against Rising Drug Costs (GUARD) Model proposed rules under its Center for Medicare and Medicaid Innovation authority. The GLOBE and GUARD models would require manufacturers to pay additional rebates for certain drugs based on the difference between the Medicare price and the price in market basket countries.
CMS proposes that the agency would apply the new rebate requirement to utilization by approximately 25% of Medicare
Part B fee-for-service enrollees (under GLOBE) and 25% of Medicare Part D enrollees (under GUARD). It is uncertain if these proposed rules will be finalized and if they are, how they will impact our business.
Additionally, in Congress, there are pending legislative proposals that, if enacted, would require MFN pricing in certain healthcare programs. We cannot predict if any of these legislative proposals will be enacted, how they would be implemented, and how they could impact our business.
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
In international markets, reimbursement and healthcare payment systems vary significantly by country (including across the EU’s individual member states), and many countries have instituted price ceilings on specific products and therapies.
Future political, economic, and regulatory developments may further affect the ability of pharmaceutical companies to profitably commercialize current and future products..

Environmental Aspects which may Influence the Use of our Material Fixed Assets
Our primary research and development activities take place in our facilities in Zwijnaarde, Belgium. For these activities we require, and have obtained, the necessary environmental and biohazard permits from the responsible governments, required by us for the manner in which we use said facilities.
New shares issued during 2025
As a result of the exercise of stock options and vesting of RSUs under our Equity Incentive Plan, 1,122,349 new shares were created in 2025. Equity Incentive Plan means the equity incentive plan as adopted by our Board of Directors on
December 18, 2014, which was approved by the General Meeting on May 13, 2015, and amended by the General
Meeting on April 28, 2016, and November 25, 2019, and the Board of Directors on December 18, 2019, November 5,
2020, December 15, 2021, on February 27, 2023, on February 28, 2024, on 30 June 2025 and on 4 March 2026
The following table shows the developments in our share capital for the year ended December 31, 2025 and on February
19, 2026:

Number of shares outstanding on December 31, 2023	59,194,488
Exercise of stock options	1,478,225
Vesting of RSUs	88,244
Number of shares outstanding on December 31, 2024	60,760,957
Exercise of stock options	986,507
Vesting of RSUs	135,842
Number of shares outstanding on December 31, 2025	61,883,306
Exercise of stock options	179,582
Number of shares outstanding on February 19, 2026	62,062,888

C.ORGANIZATIONAL STRUCTURE
As of December 31, 2025, argenx SE has one subsidiary, argenx BV, which is based in Belgium, and argenx BV has sixteen subsidiaries. The following table sets out the following information for each of our principal subsidiaries: the country of incorporation, and percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

	As per December 31, 2025
Name	Country	Participation
argenx SE	the Netherlands	100%
argenx B.V.	Belgium	100%
argenx Benelux B.V.	Belgium	100%
argenx US, Inc.	USA	100%
argenx Australia Pty. Ltd.	Australia	100%
argenx Austria Services GmbH	Austria	100%
argenx Brasil Produtos Farmacêuticos Ltda	Brazil	100%
argenx Canada Inc.	Canada	100%
argenx France SAS	France	100%
argenx Germany GmbH	Germany	100%
argenx Italy S.r.l.	Italy	100%
argenx Japan KK.	Japan	100%
argenx Netherlands Services B.V.	the Netherlands	100%
argenx Spain S.L.	Spain	100%
argenx Spain S.L. - Sucursal em Portugal	Portugal	100%
argenx Switzerland, S.A.	Switzerland	100%
argenx UK Ltd.	United Kingdom	100%
Broteio Pharma B.V.	the Netherlands	100%
The following chart provides an overview of the Group as of the date of this Annual Report. Percentages refer to both the share of capital and voting rights.

D.PROPERTY, PLANTS AND EQUIPMENT
Our principal executive, operational offices and laboratory space are located in Zwijnaarde, Belgium. In 2024, we added new office space in Zwijnaarde. The total future cash flows related to these leases are represented below in
“Note 20 — Leases” in our consolidated financial statements which are included to our Annual Report for the period ended December 31, 2025.
We also lease office space in Amsterdam (the Netherlands), Boston (U.S.), Tokyo (Japan), Geneva (Switzerland),
Munich (Germany), Issy-Les-Moulineaux (France), Vaughan, Ontario (Canada), Gerrards Cross (UK), Milan (Italy),
Madrid (Spain) and Sydney (Australia). In addition, our lease liabilities include a lease plan for company cars with maturity dates up to four years.
For a discussion of contractual obligations, please see “Note 27 — Commitments” in our consolidated financial statements which are included to our Annual Report for the period ended December 31, 2025.
We have our principal executive, operational offices and laboratory space located in Zwijnaarde, Belgium. The following table sets forth our key leased facilities worldwide as of December 31, 2025:

Facility location	Use	Approx. size (m2)	Lease expiry
Zwijnaarde, Belgium (leased)	Operations and Laboratory Space	5,339	September 30, 2031
Zwijnaarde, Belgium (leased)	Office Space	3,765	September 30, 2036
Boston, Massachusetts (leased)	Office Space	2,379	August 31, 2030
Tokyo, Japan (leased)	Office Space	546	January 17, 2027
Environment, Health and Safety
Our primary research and development activities take place in our facilities in Zwijnaarde, Belgium. For these activities we require, and have obtained, the necessary environmental and biohazard permits from the responsible governments, required by us for the manner in which we use said facilities. See “Item 3.D. — Risk Factors”.
ITEM 4.A.UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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
A.OPERATING RESULTS
The review of the financial condition and results of operations of certain items from the year ended December 31, 2023, and year-to-year comparisons between the years ended December 31, 2024 and December 31, 2023 that are not included in this Annual Report can be found in “Item 5 — Operating and Financial Review and Prospects” of our annual report on Form 20-F for the year ended December 31, 2024.
Overview
2025 was a transformative year for argenx as we advanced our mission to deliver innovation to patients. Our commercial execution reached new heights with the successful expansion of VYVGART, the first-in-class FcRn blocker, which now offers three administration options, including self-injection with the PFS. The PFS launch began in the U.S. in April of this year, followed by the EU and Japan.
This evolution reflects our commitment to innovating the patient experience in our two blockbuster indications and pursuing the broadest label for our medicines. The commercialization of the VYVGART franchise generated global product net sales of $4.2 billion in 2025 as compared to $2.2 billion in 2024.
Beyond commercial achievements, we continued to execute on a pipeline with breadth and depth, reinforcing our leadership in immunology. We announced positive topline results from the ADAPT SERON clinical trial of VYVGART in Seronegative gMG, further expanding the potential reach of VYVGART. In December of this year, we filed the
Seronegative gMG supplemental BLA in pursuit of the broadest MG label of any biologic. In January 2026, the FDA has accepted for priority review a supplemental BLA for VYVGART for the treatment of adults with Seronegative gMG.
The application has been granted an expected PDUFA date of May 10, 2026.
Additionally, we showcased innovation through our R&D webinar highlighting adimanebart (ARGX-119), a first-in-
class agonistic antibody targeting and MuSK to promote maturation and stabilization of the neuromuscular junction, with advancement inCMS. These programs underscore our strategy of entrepreneurial clinical development and commitment to addressing unmet needs across a spectrum of autoimmune and neuromuscular diseases.
Looking ahead, in 2026 our teams will strive to continue delivering VYVGART to as many patients as possible. We also expect results to be delivered on four registrational readouts in 2026 and two more in 2027:
•Topline results expected in the first quarter of 2026 for Ocular MG (ADAPT OCULUS) with efgartigimod
•Topline results expected in the third quarter of 2026 from ALKIVIA clinical trial evaluating three myositis
subsetsIMNM,ASyS and DM with efgartigimod
•Topline results expected in the fourth quarter of 2026 for EMPASSION clinical trial (MMN) with empasiprubart
•Topline results expected in the fourth quarter of 2026 for primary ITP (ADVANCE-NEXT) with efgartigimod
•Topline results from UNITY clinical trial (SjD) expected in second half of 2027 with efgartigimod
•Topline results from EMVIGORATE clinical trial for empasiprubart (CIDP) expected in second half of 2027
Our Vision 2030 sets the goal to have five new molecules in Phase 3, ten labeled indications, and 50,000 patients on treatment by 2030. It provides a clear roadmap for scaling impact on patients, physicians, and the innovation ecosystem we’re shaping. Achieving this vision will be driven by our core competencies: building winning molecules, entrepreneurial clinical development, and delivering a differentiated patient experience. We plan to continue to prioritize innovation, expand global access, and leverage partnerships to accelerate growth.

On our research and development, we continue towards advancing a deep pipeline of both clinical and preclinical-stage product candidates for the treatment of severe autoimmune diseases. Leveraging our technology suite, our ecosystem of partnerships and clinical expertise, we have advanced several candidates into late-stage clinical development, and we currently have multiple programs in the discovery stage. argenx continues to target one Investigational New Drug (IND)
application per year in generating a world-class pipeline.
We enter the next phase of our ambitious innovation agenda with a solid balance sheet, providing financial strength and flexibility to invest confidently in our pipeline and global expansion. As of December 31, 2025 and December 31, 2024, we had cash and cash equivalents amounting to $3.5 billion and $1.5 billion, respectively; in addition to current financial assets of $0.9 billion and $1.9 billion, respectively.
As outlined in our consolidated financial statements which are included to our Annual Report, total assets of $8.7 billion as of the year ended December 31, 2025, compared to $6.2 billion as of the year ended December 31, 2024. The main reason for the material change in balance sheet total is the operational growth of the Company in the period.
For the year ended December 31, 2025 the Company recorded a second year of profitability with
$1.3 billion compared to our first annual profit for the year ended December 31, 2024 in the amount of $0.8 billion. This was the Company’s first year of operational profitability. As of December 31, 2025, we had accumulated losses of
$0.3 billion.
We expect our expenses to continue to increase as we continue to execute registrational and proof-of-concept studies across efgartigimod, empasiprubart and adimanebart, as well as the continued investment in our IIP. We anticipate that our expenses will increase if and as we execute on our research and development activities, pre-commercial and commercial activities and various other activities.
We are actively engaged in the maintenance, expansion and protection of our intellectual property portfolio, including litigation costs associated with defending against alleged patent infringement claims or enforcing our IP rights against third parties. We expect that the costs of development and commercialization might also increase due to current and future collaborations with research and development partners as well as commercial partners.
Information pertaining to the year ended December 31, 2024 was included in our annual report on Form 20-F for the year ended December 31, 2024 under “Item 5 — Operating and Financial Review and Prospects’’ which was filed with the SEC on March 20, 2025.
Basis of presentation
‘‘Section 5 Operating and Financial Review and Prospects’’ should be read in parallel to our consolidated financial statements and ‘‘Item 3.D Risk factors’’ which are included to our Annual Report for the period ended December 31,
2025.
We specifically, but not exhaustively, indicate the following references to the notes of the financial statements
‘‘Note 2 — Material Accounting Policy Information’’:
•the basis of presentation,
•the material accounting policies, and
•the description of the composition of material accounts, which is further detailed in the notes to the consolidated financial statements.

Results of Operations
Comparison of Years Ended December 31, 2025 and 2024

	Year Ended December 31,
(in thousands of $ except for shares and EPS)	2025	2024	% Change
Product net sales	$4,151,316	$2,185,883	90%
Other operating income1)	96,734	66,156	46%
Total operating income	4,248,050	2,252,039	89%
Cost of sales	(450,665)	(227,289)	98%
Research and development expenses	(1,364,132)	(983,423)	39%
Selling, general and administrative expenses	(1,367,057)	(1,055,337)	30%
Loss from investment in a joint venture	(12,390)	(7,644)	62%
Total operating expenses	(3,194,244)	(2,273,693)	40%
Operating profit/(loss)	$1,053,806	$(21,654)
Financial income	163,091	157,509	4%
Financial expense	(4,082)	(2,464)	66%
Exchange gains/(losses)	65,792	(48,211)	(236)%
Profit for the year before taxes	$1,278,607	$85,180
Income tax benefit	$13,428	$747,860	(98)%
Profit for the year	$1,292,035	$833,040	55%
Weighted average number of shares used for basic profit per share	61,295,149	59,855,585
Basic profit per share (in $)	21.08	13.92	51%
Weighted average number of shares used for diluted profit per share	66,029,215	65,177,815
Diluted profit/(loss) per share (in $)	19.57	12.78	53%
1)Comparative figures have been aligned with the presentation adopted in the current period, reflecting the combination of collaboration revenue and other operating income.
Product Net Sales
Product net sales increased by $2.0 billion to $4.2 billion for the year ended December 31, 2025, compared to
$2.2 billion for the year ended December 31, 2024. Our product net sales have increased in the U.S. and other countries as the Company continues to execute on the global commercialization of VYVGART and obtain further approvals worldwide.
Revenue by country arising from the commercial sale of VYVGART is presented under ‘‘Note 16 — Segment
Reporting’’ in our consolidated financial statements which are appended to our Annual Report for the period ended
December 31, 2025.
Other Operating Income
Other operating income increased by $31 million to $97 million for the year ended December 31, 2025, compared to $66 million for the year ended December 31, 2024. The other operating income recognized in the year ended December 31,
2025 was mainly the result of research and development tax incentives, payroll tax rebates and the clinical supply of product on product net sales of VYVGART in Greater China through Zai Lab.
Other operating income is presented under ‘‘Note 15 — Other Operating Income’’ in our consolidated financial statements which are appended to our Annual Report for the period ended December 31, 2025.

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
•personnel expenses related to compensation of research and development staff and related expenses, including salaries, benefits and share‑based payment expenses; and
•other expenses.
Our research and development expenses totaled $1.4 billion and $1.0 billion for the years ended December 31, 2025 and
2024, respectively. The increase of $0.4 billion in 2025 as compared to 2024 is primarily driven by an increase in personnel expenses and external research and development expenses.
Our external research and development expenses for the year ended December 31, 2025 totaled to $0.4 billion, compared to $0.3 billion for the year ended December 31, 2024. The expenses reflect clinical trial costs and manufacturing expenses related to the development of our product candidate portfolio.
Personnel expenses relate to internal and external R&D personnel. The expenses also include share-based compensation expenses related to our research and development employees.
Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including the timing of the initiation of clinical trials, material used in R&D phase and enrollment of patients in clinical trials. Research and development expenses are expected to increase as we advance the clinical development of efgartigimod, empasiprubart, adimanebart and further advance the research and development of our other early-stage pipeline candidates. The successful development of our product candidates is highly uncertain.
At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, as further described in “Item 3.D. - Risk Factors”.
Research and development expenses are presented under ‘‘Note 17 — Research and Development Expenses’’ in our consolidated financial statements which are included to our Annual Report for the period ended December 31, 2025.
Selling, General and Administrative Expenses
Selling, general and administrative expenses consist primarily of:
•personnel expenses related to commercial and enabling functions, as well as their related expenses, including salaries, benefits and share‑based payment expenses;
•marketing and promotional activities related to the global commercialization of VYVGART;
•professional fees related to commercial and enabling functions;
•Board of Directors expenses consisting of directors’ fees, travel expenses and share-based compensation for non-
executive directors; and
•other expenses.
Our selling, general and administrative expenses totaled $1.4 billion and $1.1 billion for the years ended December 31,
2025 and 2024, respectively. The increase of $0.3 billion for the year ended December 31, 2025 principally resulted from:
•increased professional and marketing fees, including promotional and marketing costs primarily due to the scaling of our commercial operations relating to VYVGART;

•increased costs of personnel expenses, related to planned increase in the headcount of our Selling, general and administrative employees recruited to strengthen our enabling functions and the scaling of our commercial operations relating to VYVGART; and
•continued investment in our Digital Technology infrastructure.
Selling, general and administrative expenses are presented under ‘Note 18 Selling, General and Administrative
Expenses’’ in our consolidated financial statements which are included to our Annual Report for the period ended
December 31, 2025.
Financial Income and (Expense)
For the year ended December 31, 2025, financial income amounted to $163 million compared to $158 million for the year ended December 31, 2024. The increase of $6 million in 2025 related primarily to the capital increase of our cash, cash equivalents, and current financial assets.
B.LIQUIDITY AND CAPITAL RESOURCES
Sources of Funds
Our capitalization is detailed in the “Consolidated Statements of Financial Position” which are included to our Annual
Report for the period ended December 31, 2025. As of December 31, 2025 on an actual basis, the Company had a total equity amount of $7.3 billion.
Since our inception in 2008, we have invested most of our resources in developing our product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing general and administrative support for these operations. December 31, 2024To date, we have funded our operations through (i) public and private placements of equity securities, (ii) upfront, milestone and expense reimbursement payments received from our collaborators, (iii) funding from governmental bodies, (iv) proceeds from exercise of employee stock options and (v) interest income from the investment of our cash and cash equivalents, in addition to current financial assets. Through December 31, 2025, we have raised gross proceeds of $5.9 billion from private and public offerings of equity securities.
Our commercial operations have also started to contribute to the funding of our operations based on positive cash flow from operating activities as of the year ended December 31, 2025.
As we continue to invest in innovation, our cash flows may fluctuate, are difficult to forecast and will depend on many factors.
We have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than leases and commitments as part of our operations, which are detailed in
“Note 27 — Commitments” and “Note 24 — Financial Risk Management” in our consolidated financial statements which are included to our Annual Report for the period ended December 31, 2025.
For more information as to the risks associated with our future funding needs, see “Item 3.D. — Risk Factors — Risk
Factors Related to argenx’s Financial Position and Need for Additional Capital”.
For more information as to our financial instruments, please see “Note 24 — Financial Risk Management” in our consolidated financial statements which are included to our Annual Report for the period ended December 31, 2025.

Cash Flows
Comparison for the Years Ended December 31, 2025 and 2024
As of December 31, 2025, the Company had $3.5 billion of cash and cash equivalents compared to
$1.5 billion as of December 31, 2024. The Company’s cash and cash equivalents increased by $2.0 billion year-over-
year mainly resulting from positive cash flow from operating activities and a higher amount of capital held in cash and cash equivalents as opposed to current financial assets.
The Company’s net cash flow from operating activities increased by $0.8 billion for the year ended December 31, 2025 compared to the year ended December 31, 2024 mainly due to increased product net sales of VYVGART partially offset by buildup of working capital.
Net cash flow used in investing activities increased by $1.7 billion for the year ended December 31, 2025 compared to the year ended December 31, 2024 mainly due to the nature of financial instruments held as of the reporting date classified as cash and cash equivalents coming from capital held in the year as current financial assets. This is partially offset by payments related to regulatory and sales based milestones to Halozyme.
Net cash flow from financing activities decreased by $47 million for the year ended December 31, 2025 compared to the year ended December 31, 2024 mainly due to proceeds from the exercise of stock options.
For more information, please see “Consolidated Statements of Cash Flows” and “Note 11 Cash and Cash Equivalents”
in our consolidated financial statements which are included to our Annual Report for the period ended December 31,
2025.
Operating and Capital Expenditure Requirements
We recorded a profit of $1.3 billion for the year ended December 31, 2025. Our operating expenditures are detailed above in our research and development expenses along with our Selling, general and administrative expenses.
We anticipate that our operating expenses will increase as we intend to continue conducting research and development, as well as continuing our efforts to expand our sales & marketing and establish our distribution infrastructure. Although we have generated product net sales of $4.2 billion from global product net sales of VYVGART for the year ended
December 31, 2025, which supports our current profitability, we cannot provide assurances that we will be profitable or able to sustain net profitability in the future based on these indications alone. Furthermore, we cannot provide any assurances that we will receive the regulatory approvals to commercialize VYVGART in other indications or in other countries.
On the basis of current assumptions, we expect that our existing cash and cash equivalents and current financial assets will enable us to fund our operating expenses and capital expenditure requirements through at least the next twelve months. The adequacy of our available funds to meet our future operating expenses and capital expenditures will depend on numerous risks and uncertainties associated with the development and commercialization of efgartigimod and our other product candidates and discovery stage programs and because the extent to which we may enter into collaborations with third parties for the development of these product candidates is unknown.
We are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our future capital requirements for efgartigimod, empasiprubart, adimanebart, our other product candidates and discovery stage programs will depend on many factors, including:
•the progress, timing and completion of preclinical testing and clinical trials for our current or any future product candidates;
•the number of potential new product candidates we identify and decide to develop;
•the time and costs involved in obtaining regulatory approvals for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of our product candidates;
•selling and marketing activities undertaken in connection with the commercialization of VYVGART or potential commercialization of any of our current or any future product candidates, if approved, and costs involved in the creation of an effective sales and marketing organization;

•manufacturing activities undertaken for VYVGART and potential commercialization of any of our current or any future product candidates, if approved, and costs involved in the creation of an effective supply chain;
•the costs involved in growing our organization to the size needed to allow for the research, development and potential commercialization of our current or any future product candidates;
•the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;
•the maintenance of our existing collaboration agreements, the entry into new collaboration agreements and the pursuit of other strategic business development opportunities; and
•developments related to global economic uncertainties and political instability.
For more information as to the risks associated with our future funding needs, see “Item 3.D. — Risk Factors — Risk
Factors — Risk Factors Related to argenx’s Financial Position".
Working capital statement
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
For more information as to our treasury policy and liquidity, please see “Note 24 — Financial Risk Management” in our consolidated financial statements which are included to our Annual Report for the period ended December 31, 2025.
Off-Balance Sheet Arrangements
During the periods presented we did not have, and we do not currently have, any off‑balance sheet arrangements, as defined in the applicable rules and regulations, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our balance sheets. Our scope of consolidated entities is disclosed in “Note 29 — Overview of Consolidation Scope” in our consolidated financial statements which are included to our Annual Report for the period ended December 31, 2025.
C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
For a discussion of our research and development policies, refer to the “Item 4 — Information on the Company” and
“Item 5 — Operating and Financial Review and Prospects”.
D.TREND INFORMATION
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
There has been no significant change in the financial performance or the financial position of the Group since the balance sheet date of December 31, 2025.

For more information, please refer to “Item 4.B — Business Overview”, “Item 5.A. — Operating Results”, “Item 5.B. —
Liquidity and Capital Resources” and “Note 27 — Commitments’’ in our consolidated financial statements which are appended to our Annual Report for the period ended December 31, 2025.
E.CRITICAL ACCOUNTING ESTIMATES
See “Note 3 — Critical accounting judgments and major sources of estimation uncertainty’’ in our consolidated financial statements which are appended to our Annual Report for the period ended December 31, 2025.
ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.DIRECTORS AND SENIOR MANAGEMENT
Our Board of Directors
As at December 31, 2025, we have a one-tier board structure consisting of 1 Executive Director and
8 Non-Executive Directors, and a Senior Management Team responsible for the day-to-day operations.
Our Board of Directors had 6 formal meetings in the course of 2025.The meetings were held in the months February,
April, May, July, September and November/December. The committees of the Board of Directors also convened regularly and at least once per quarter.. (Refer to “Item 6.C. — Board Practices — Report Audit and Compliance
Committee”, Item 6.C. — Board Practices — Report Audit and Compliance Committee”, “Item 6.C. — Board Practices
— Report Audit and Compliance Committee”, and “Item 6.C. — Board Practices—Report Audit and Compliance
Committee”)” below for the separate reports of the committees.
All Board of Director meetings and 21 out of 24 formal committee meetings were also attended by Tim Van
Hauwermeiren, as executive director. In addition, several members of the Executive Management Team were invited to discuss specific items included on the Board of Director and committee meetings’ agendas. (please refer to “Item 6.A. —
Directors and Senior Management — Attendance Record Board of Director Meetings”).
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

The following table sets forth certain information with respect to the current Non-Executive Directors, including their ages, as of December 31, 2025:

Name	Age	Position	Nationality	Date of Initial Appointment	Date of last (re-) Appointment	Term expiration
Tim Van Hauwermeiren	53	CEO and executive director	Belgium	July 15, 2008	May 10, 2022	AGM 20261)
Peter Verhaeghe	67	Non-Executive Director (chairperson)	Belgium	October 15, 2008	May 7, 2024	AGM 20262)
Ana Céspedes	52	Non-Executive director	Spain	December 12, 2022	December 12, 2022	AGM 2026
James Daly	64	Non-Executive Director	U.S.	May 8, 2018	May 10, 2022	AGM 2026
Donald deBethizy3)	75	Non-Executive Director1)	U.S.	May 13, 2015	May 2, 2023	AGM 2025
Pamela Klein	64	Non-Executive Director	U.S.	April 28, 2016	May 7, 2024	AGM 2026
Brian Kotzin	77	Non-Executive Director	U.S.	May 7, 2024	May 7, 2024	AGM 2028
Steve Krognes	57	Non-Executive Director	U.S. and Norway	February 27, 2023	February 27, 2023	AGM 2027
Anthony Rosenberg	72	Non-Executive Director1)	UK	April 26, 2017	May 27, 2025	AGM 2027
Camilla Sylvest	53	Non-Executive director	Denmark	September 8, 2022	September 8, 2022	AGM 2026
1)Tim Van Hauwermeiren will step down as Executive Director and CEO at the 2026 General Meeting.
2)Peter Verhaeghe will step down as Non-Executive Director and chairperson of the Board of Directors at the 2026 General Meeting.
3)Donald deBethizy retired from the Board of Directors on May 27, 2025. Anthony Rosenberg succeeded him as the vice-chairperson of the Board of Directors.
Peter Verhaeghe
Peter Verhaeghe has served as a member and chairperson of the board of arGEN-X B.V. since October 2008 and as Non-
Executive Director on our Board of Directors since July 2014.
Peter Verhaeghe is the managing partner of VVGB Advocaten-Avocats, a corporate finance law and tax law firm, a position he has held since July 1999. He is currently lead counsel to a number of Belgian, Dutch, French, U.S. and Swiss life sciences companies. Peter Verhaeghe has served on the boards of directors of Participatiemaatschappij Vlaanderen
NV since May 2018 and miDiagnostics NV since April 2020. He has also served as chairman of the board of Haretis SA
(Luxembourg) since March 2011 and as chairman of the LP & advisory committee of Bioqube Factory Fund I NV since
September 2020. Peter Verhaeghe previously served as a member of the board of directors of CzechPak Manufacturing
s.r.o., Fujirebio Europe N.V., Tibotec-Virco NV, and Biocartis SA. He was also the president of the board of directors of
Merisant France SAS, a member of the management board of Merisant Company 2 S.à. rl., and chairman of the board of directors of PharmaNeuroBoost NV. He holds a degree in law from the University of Leuven and an LL.M. degree from
Harvard Law School.
Ana Céspedes
Ana Céspedes has served as a member of our Board of Directors since December 2022 and as the chairperson of the
Remuneration and Nomination Committee since May 2025. Ana Céspedes is the chief executive officer and president of
Vitamin Angels, a global health organization dedicated to addressing malnutrition among women and children worldwide.
Prior to joining Vitamin Angels, Ana Céspedes served as chief operating officer of the International AIDS Vaccine
Initiative, where she oversaw global operations across the United States, Europe, Africa and India. Her responsibilities included strategy and business development, access and commercialization, government affairs and external relations, communications, legal, human resources, finance, administration, business technology, and regional operations.  Prior to that, Ana Céspedes held multiple senior leadership roles at Merck KGaA, most recently as Global Head of Strategy and

External Engagement, Government and Public Affairs. She also worked as a senior consultant at Arthur Andersen. She currently serves as President of the Scientific Committee of the ProPatiens Institute and has led multiple international initiatives aimed at strengthening collaboration between the pharmaceutical industry and healthcare systems and advancing professional capabilities in market access and corporate affairs. She holds a Bachelor’s degree in Pharmacy and a Ph.D. from the Complutense University of Madrid, a Master in General Management (PDG) from IESE Business
School, and an Executive Certificate in Strategy and Innovation from the Massachusetts Institute of Technology.
She obtained the NACD.DC™ (National Association of Corporate Directors Directorship Certification®) in July 2024.
James Daly
James Daly has served as a member of our Board of Directors since May 2018. James Daly currently also serves as a director of Acadia Pharmaceuticals, Inc., Madrigal Pharmaceuticals, Inc. and Cytokinetics, Inc. He was formerly a member of the board of Halozyme Therapeutics, Inc., Bellicum Pharmaceuticals, Inc. and Chimerix, Inc.
In 1985, he joined GlaxoSmithKline where he held various positions, including senior vice president of the respiratory division with full responsibility for sales, marketing and medical affairs. James Daly moved to Amgen Inc. in 2001 where he was senior vice president for the North America commercial operations until 2011. In 2012, he joined Incyte
Corp, a publicly-traded company focused on oncology and inflammation, where he was chief commercial officer until
June 2015. Mr. Daly holds a Bachelor’s of Science and an MBA from the University at Buffalo, State University of New
York.
Pamela Klein
Pamela Klein has served as a member of our Board of Directors since April 2016.
Since 2008, Pamela Klein has been a principal and founder of PMK BioResearch, a company offering strategic consulting in oncology drug development to corporate boards, management teams and the investment community. She has also been a venture partner in Ysios Capital Partners, SGIEC, S.A.U. since 2023. She currently serves as a member of the board of directors of several companies including Shasqi, Frontier Medicines Corp and Ona Therapeutics.
Previously, Pamela Klein served on the board of directors of FStar, Sardona Therapeutics, Patrys Therapeutics, Inc, Jiya
Acquisition Corp, and Spring Bank Pharmaceuticals, Inc. until its merger with F-Star Therapeutics in July 2020. Pamela
Klein previously spent seven years at the National Cancer Institute as research director of the NCI-Navy Breast Center, after which she joined Genentech as vice president of development until 2001. She also served as chief medical officer for Intellikine, Inc., which was acquired by Takeda American Holdings. She holds a Bachelor’s degree in biology from
California State University and an M.D. from Stritch School of Medicine, Loyola University Chicago and is trained in internal medicine and medical oncology.She continues to serve as an advisor for both private and public biotech companies.
Brian Kotzin
Brian Kotzin has served as a member of our Board of Directors and as a chairperson of our research and development committee since May 7, 2024.
He is a former member of the board of directors at Vera Therapeutics, Inc., Rigel Pharmaceuticals, Inc. and Kyverna
Therapeutics, Inc. He served as Senior Vice President for Nektar Therapeutics, Inc. from April 2017 to June 2023, and has held various leadership positions at Nektar Therapeutics, Inc., including serving as Chief Medical Officer and Head of Clinical Development from January 2021 to September 2021, again from May 2022 to June 2023, and again from
February 2025 to November. He currently is the interim chief medical officer at Nektar Therapeutics, Inc. From 2004 to
2015, Brian Kotzin was Vice President, Global and Clinical Development and Head, Inflammation Therapeutic Area at
Amgen Inc., directing the global development efforts for product candidates in the inflammation area. During his employment at Amgen Inc, he also served as Vice President of Translational Sciences and Head of Medical Sciences
from 2006 to 2011. Prior to entering the life sciences industry, Brian Kotzin held several positions as a professor at the
University of Colorado Health Sciences Center, where his research focused on immunopathogenesis of inflammatory diseases. He has also held leadership roles at several national organizations, including as a member of the American
College of Rheumatology (ACR) Board of Directors, Member and Chairperson of the NIH Immunological Sciences
Study Section, Chairperson of the NIH Autoimmunity Centers of Excellence, and Member of the Board of Directors for
the Federation of Clinical Immunology Societies. He is currently an elected Master of the ACR. He received an M.D.
from Stanford University and a Bachelor’s degree in mathematics from the University of Southern California.
Steve Krognes
Steve Krognes has served as a member of our Board of Directors and as a chairperson of our Audit and Compliance
Committee since February 2023.

Steve Krognes also serves on the boards of directors of Guardant Health, Inc., Denali Therapeutics, Inc., and Pliant
Therapeutics, Inc. In September 2023, he also was appointed to the board of directors of ClayvstBio and in March 2026 he was appointed to the Board of Alveus Therapeutics Inc. He previously served on the boards of directors of RLS
Global AB and Corvus Pharmaceuticals, Inc. and Gritstone Bio, Inc. Steve Krognes was the chief financial officer of
Denali Therapeutics, Inc. from 2015 until retiring from that position in April 2022.  Steve Krognes led successful financings for Denali Therapeutics, Inc., including its initial public offering in 2017, and contributed significantly to the company’s strategy, growth and strong financial position. His extensive leadership experience in the biotech and pharmaceutical industries includes 12 years in total at Roche and Genentech, Inc., during which Steve Krognes served as chief financial officer of Genentech, Inc. for six years and global head of Roche’s mergers & acquisition team for six years. He also chaired the Genentech Access to Care Foundation and represented Genentech on the board and executive committee of the California Life Science Association. Before that, Steve Krognes worked as an investment banker at
Goldman Sachs, as a management consultant at McKinsey & Company, and as a venture capitalist in Scandinavia. Mr.
Krognes holds a Master’s of Business Administration (MBA) from Harvard Business School and a Bachelor’s of
Science in economics from the Wharton School of the University of Pennsylvania.
Anthony Rosenberg
Anthony Rosenberg has served as a member of our Board of Directors since April 2017 and as vice-chairperson of our
Board of Directors since May 2025.
He currently serves as chief executive officer of TR Advisory Services GmbH, his own consultancy firm advising on business development, licensing, and mergers and acquisitions. Anthony Rosenberg also currently serves as chairman of the boards of directors of NUCLIDIUM AG, Oculis SA and Cullinan Therapeutics Inc. Previously Anthony Rosenberg
held the positions of Managing Director at MPM Capital, a venture capital firm (2015 until 2020); head of M&A and
Licensing of Novartis International (2013 to 2015); and head of business development and licensing at Novartis Pharma
(2005 to 2012). Anthony Rosenberg also previously served on the boards of directors of SiO2 Material Science (until
March 2023), Radius Health Inc., TriNetX, Inc., iOmx Therapeutics AG, and Clinical Ink, Inc. Mr. Rosenberg has a
Bachelor of Science with honors from the University of Leicester and a Master’s of Science in physiology from the
University of London..
Camilla Sylvest
Camilla Sylvest has served as a member of our Board of Directors since September 2022. Camilla Sylvest previously served as the executive vice president of commercial strategy and corporate affairs of Novo Nordisk A/S until April
2025.
Camilla Sylvest has more than 29 years of working experience at Novo Nordisk A/S during which time she was based in
Switzerland, Denmark, Germany, Malaysia, and Mainland China. Over the years, Camilla Sylvest has headed up Novo
Nordisk A/S affiliates of growing size and complexity in Europe. She was also corporate vice president of the business area Oceania and Southeast Asia and senior vice president and general manager of the Novo Nordisk A/S region of
Mainland China. Camilla Sylvest also served as a member of the board of Danish Crown A/S until September 2025. She holds a Master’s of Science in economics from the University of Southern Denmark and an executive MBA from the
Scandinavian Management Institute.
Attendance Record Board of Director Meetings
In 2025, 6 Board of Directors meetings were held. The meeting attendance rate for our directors is set out in the table below.

Name	Number of meetings attended in 2025 since appointment (and up to resignation, as applicable)	Attendance %
Peter Verhaeghe	6	100%
Tim Van Hauwermeiren	6	100%
Steve Krognes	6	100%
Donald deBethizy1)	3	100%
Pamela Klein	6	100%
Anthony Rosenberg (vice-chairperson)	6	100%
James Daly	6	100%
Camilla Sylvest	6	100%
Ana Céspedes	6	100%
Brian Kotzin	6	100%
1)Donald deBethizy retired from the Board of Directors on May 27, 2025.
In 2025, all of the 5 Board of Directors meetings with the Non-Executive Directors being present were held as closed sessions at the beginning or the end of other meetings. These meetings were attended by all Non-Executive Directors appointed at such time.

Name	Number of meetings attended in 2025 since appointment (and up to resignation, as applicable)	Attendance %
Peter Verhaeghe	5	100%
Donald deBethizy1)	3	100%
Pamela Klein	5	100%
Anthony Rosenberg	5	100%
James Daly	5	100%
Camilla Sylvest	5	100%
Ana Céspedes	5	100%
Brian Kotzin	5	100%
1)Donald deBethizy retired from the Board of Directors on May 27, 2025
Activities
The agenda for the Board of Directors centers around the key business objectives for long-term value creation and the key risks involved, as well as the manner in which the Executive Management Team implements our strategy including our research and development pipeline and the commercialization of our products, our culture to ensure proper monitoring by the Non-Executive Directors, our financial position as well as the results of our subsidiaries, significant investment proposals, yearly budgets, the internal risk management and control system, talent development, succession planning and remuneration and appointment matters.
In 2025, the Board of Directors discussed a multitude of different themes. The Board of Directors primarily supervised and discussed the Company's innovation mission and objectives towards our long-term strategic Vision 2030, reviewed the scientific pipeline and regulatory developments for all product candidates in several geographies, ensuring the required progression thereof. The Board of Directors furthermore reviewed and discussed our strategy for manufacturing processes, our supply chain and identified potential corresponding risks following the geopolitical environment. The
Board also focused on the commercialization strategies and opportunities, contributing to our successful product launches, including the launch of the PFS in 2025, supporting innovation within commercialization efforts. The Board spent a significant amount of time on themes around cybersecurity and AI, including on NIS2 Directive requirements. In line with previous years, the Board of Directors also discussed talent development and succession planning, both for the senior leaders within the Company (within and beyond the Executive Management Team) and the Board of Directors.
This led to the renewal of the appointment of Anthony Rosenberg as Non-Executive Director and the attraction of several new members in the Company’s broader leadership team. Time was also spent discussing and evaluating the
Company's strategy surrounding the continued rapid growth and the measures undertaken to preserve our unique company culture. Finally, the Board of Directors spent a lot time discussing shareholder feedback on our journey on getting the remuneration policy approved during the 2025 Extraordinary General Meeting.

Our Senior Management
The following table sets forth certain information with respect to the members of our Senior Management Team, including their ages, as of December 31, 2025:

Name	Age	Position	Nationality	Date of Initial Appointment
Tim Van Hauwermeiren1)	53	CEO and Executive Director	Belgium	July 15, 2008
Karen Massey2)	47	COO	Australia	March 13, 2023
Karl Gubitz	56	CFO	South Africa and U.S.	June 1, 2021
Peter Ulrichts	46	Chief Scientific Officer	Belgium	January 1, 2023
Malini Moorthy	56	General Counsel and Corporate Secretary	Canada and U.S.	February 14, 2022
Luc Truyen	61	Chief Medical Officer	Belgium and U.S.	April 1, 2022
Arjen Lemmen	41	Vice-President Corporate Development & Strategy	The Netherlands	May 1, 2016
Andria Wilk	53	Global Head of Quality	UK	January 13, 2020
1)Tim Van Hauwermeiren will transition from his current CEO role to the position of Non-Executive chairperson of the Board of Directors after receiving approval from the shareholders during the 2026 General Meeting.
2)It is envisaged that Karen Massey, our current COO,  will be appointed as an Executive Director at the 2026 General Meeting and subsequently elected as CEO by the Board of Directors.
Tim Van Hauwermeiren
Tim Van Hauwermeiren co-founded our Company in 2008 and has served as our CEO since July 2008. He has served as a member of our Board of Directors since July 2014.
Tim Van Hauwermeiren has almost 31 years of general management and business development experience across the life sciences and consumer goods sectors. He also serves on the board of directors of Lexeo Therapeutics, Inc. and
Denali Therapeutics, Inc.
Karen Massey
Karen Massey has served as our COO since March 2023.
Ms. Massey has over 25 years of experience in the pharmaceutical and biotechnology industry, including in commercial, product development, corporate strategy, and innovation roles. Prior to joining argenx, Ms. Massey was with Genentech
(Roche Group) for over nine years, where she most recently served as senior vice president of product development and global clinical operations and previously held various commercial leadership roles across marketing and business operations, including as the vice president of the multiple sclerosis and neuromyelitis optica business. Ms. Massey started her biopharmaceutical career in marketing at Pfizer Inc., and returned there, after two years as a management consultant at Bain & Company, to take on leadership positions in corporate strategy and sales and as a commercial lead in Latin America.
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
Malini Moorthy
Malini Moorthy has served as our general counsel and corporate secretary since February 2022.
She has over 26 years of extensive global legal and compliance experience in the biopharmaceutical and medical device industries. She was most recently senior vice president and chief deputy general counsel of legal, compliance, and government affairs at Medtronic plc, where she played a pivotal role in shaping and driving enterprise and functional strategies. Before joining Medtronic plc, Ms. Moorthy spent four years at Bayer Corporation as the head of global litigation and investigations and 10 years at Pfizer Inc., where she progressed to lead civil litigation globally. Ms.
Moorthy began her career as a law firm associate, first with McCarthy Tétrault LLP and Genest Murray Desbrisay
Lamek LLP in Toronto, Canada and then Salans LLP (now Dentons US LLP) in New York City.
Luc Truyen
Luc Truyen has served as our chief medical officer since April 2022 and previously served as our head of research and development operations management from September 2021 to April 2022.
Prior to this, Dr. Truyen was with Johnson & Johnson (and its subsidiary companies) for over 21 years holding various leadership positions, primarily within neuroscience. In his most recent position prior to joining argenx, Dr. Truyen was global head of development and external affairs for neuroscience, managing the strategy and delivery of the early and late portfolio of assets for mood disorders, schizophrenia, and neurodegenerative and neuroinflammatory disorders.
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
Andria Wilk
Andria Wilk joined argenx as global head of quality in January 2020. Ms. Wilk has more than 26 years of experience in quality assurance within the pharmaceutical industry. Most recently, Ms. Wilk served as senior director, head of medical, regulatory & clinical quality assurance at H Lundbeck A/S, where she managed the global medical, regulatory & clinical quality assurance group based in the EU, U.S., and Asia. In this role, she was responsible for the global audit programs and quality assurance support for all clinical trial and post-marketing activities and related computerized systems.
Prior to H Lundbeck A/S, she held various quality assurance positions of increasing responsibility within AstraZeneca plc, Takeda Global Research, Development Centre Europe, and Astellas Pharma Inc.
General Information About Our Directors and Senior Management
As of the date of this Annual Report (or in any period before), none of the members of our Board of Directors and senior management has or has had a family relationship with any other member of our Board of Directors or senior management, and there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a member of our Board of Directors or senior management. For further information regarding any arrangements pursuant to which our Board of Directors or senior management were appointed, see “Item 7.B. — Related Party Transactions — Agreements with Our Senior
Management”.

B.COMPENSATION
Remuneration Report and Compensation Statement
Letter from the Chairperson of the Remuneration and Nomination Committee
Dear Stakeholders,
Introduction
On behalf of the Remuneration and Nomination Committee, I am pleased to present the 2025 remuneration report (the
2025 Remuneration Report), which outlines the Committee’s activities over the past year and provides insight into how the Company’s achievements and continued progress in 2025 have shaped the remuneration of our CEO and Board of
Directors.
In compliance with article 2:135b of the Dutch Civil Code, the European Shareholder Rights Directive and the DCGC,
this 2025 Remuneration Report discloses how we implemented our 2021 Remuneration Policy for the Board of Directors
and CEO in 2025 and explains how we will move forward with the 2025 Remuneration Policy, which became effective upon receiving shareholder approval at the 2025 Extraordinary General Meeting, held on November 18, 2025. In so doing so we hope that we can demonstrate the CEO is not only rewarded for immediate achievements, but also for sustained progress in our business strategies, individual objectives, and key strategic non-financial metrics that we believe underpin our long-term mission and strategy.
argenx performance in 2025
2025 was a year of strong execution and strategic delivery across argenx’ core priorities. We made substantial progress toward our Vision 2030 ambition of reaching 50,000 patients globally, treating approximately 19,000 patients across three indications (gMG, CIDP and ITP) and three product presentations. We successfully launched the VYVGART
Hytrulo pre‑filled syringe in MG and CIDP, which expanded access to new patient segments and enabled more convenient treatment options. At the same time, the Company continued to invest in long‑term value creation by advancing a robust and diversified pipeline, entering 2026 with 10 ongoing registrational clinical trials and adding four new molecules to the pipeline. Our Senior Management Team, including the CEO, CFO and COO (Named Executive
Officers or NEOs), guided the organization through a year of operational intensity, progressing late‑stage clinical programs, supporting regulatory submissions, scaling commercial operations and building the infrastructure required for sustainable growth, while positioning argenx for its next phase of leadership and innovation.
In gMG, we strengthened our position as the #1 prescribed and fastest‑growing biologic, supported by increasingly earlier use in the treatment paradigm and continued expansion into broader patient populations. Positive topline data from the Seronegative gMG clinical trial strengthened our ambition to be the treatment of choice and to pursue the broadest MG label to date. In CIDP, real‑world outcomes continued to validate the ADHERE results, with physicians reporting sustained functional improvement and patients experiencing greater independence and quality of life. This strong commercial execution resulted in a historic milestone for the company, with VYVGART surpassing $1 billion in product net sales in a single quarter for the first time in the third quarter.
Fixed base pay
After our annual comprehensive base pay review, in 2025 the CEO, CFO and COO’s base pay increased from EUR
700,000 to EUR 732,000 ($827,160), $553,000 to $578,000 and CHF 594,000 to CHF 615,000 ($741,641), which is an increase of 4.6%, 4.5% and 3.5% respectively. These increases are determined in accordance with the Company’s global base pay increase principles and guidelines and are consistent with the methodology used to determine base pay increases for employees across the organization. In addition, they reinforce our commitment to a balanced, performance-
driven remuneration structure that supports sustainable long-term value creation, while maintaining fairness and transparency and taking into account annually performed scenario analyses, including benchmarking exercises in setting total remuneration levels.
Even with the above-referenced increase, the CEO’s base pay, at his own request, remained below the 25th percentile of the 2024 peer group.
Short Term Performance Pay
The CEO, CFO and COO delivered strong performance outcomes in 2025, resulting in STI payouts of 150% of target for the CEO, 150% for the CFO and 175% for the COO. These outcomes reflect the successful launch of the pre-filled syringe on April 10, 2025, associated revenue growth and continued delivery against key strategic priorities. The

Remuneration and Nomination Committee considers that these results accurately reflect performance against the targets set at the start of the year and demonstrate clear alignment between pay and performance. Further details on individual achievements are provided in the main body of the report.
Long Term Performance Pay
Over 2025, argenx’s share price rose by 20% from €600.00 to €716.80. In fact, over a three-year period, from December
31, 2022 to December 31, 2025, the share price has risen by approximately 106%, from €348.30 to €716.80 per share, further underscoring the NEOs successful long-term performance.
Under the 2021 Remuneration Policy, as part of the long-term incentive pay (LTIP), the NEOs received RSUs and stock option grants. For disclosure on these awards vesting in 2025, please refer to ‘‘Section 3.4.3 LTIP’’ of this 2025
Remuneration Report.
Under the 2025 Remuneration Policy approved in November 2025, RSUs have been replaced by PSUs. As a result, the
LTIP is now fully ‘at-risk’ as it is entirely performance-based and a mixture of stock options (no more than 50% of the annual grant) and PSUs (at least 50% of the annual grant). For the PSU portion of the 2025 grant, they will be assessed on the following performance metrics and targets:
•Maximize the VYVGART opportunity consisting of the following targets: 2027 annual revenue (50%) and gMG
Label Expansion (15%);
•Build a portfolio of breakthrough antibody-based products consisting of the following target: FDA submissions
(15%);
•Ensure long-term sustainability as an independent company consisting of the following target: Pipeline progression
(10%); and
•Scaling the argenx way consisting of the following target: talent retention (10%).
For further information on the 2026 PSU awards, please refer to ‘‘Item 6.B — Remuneration Report and Compensation
Statement — LTIP’’ of this 2025 Remuneration Report.
Stakeholder Engagement
Shareholders play a crucial role in our success by providing invaluable support and fostering strong partnerships that are essential to our growth. We deeply appreciate their continued commitment and strive to keep them well-informed, ensuring a lasting and productive relationship.
During 2025, we directly engaged with our top 60 shareholders and other shareholders who previously engaged with us
(holding a total of approximately 70% of our shares) as well as with proxy advisors, resulting in strong shareholder endorsement, with approximately 96% of votes cast in favor of the 2025 Remuneration Policy during the 2025
Extraordinary General Meeting held on November 18, 2025, reflecting broad support for the Company’s approach to executive remuneration.
Looking Forward
As announced on January 5, 2026, our current CEO, Tim Van Hauwermeiren, will transition from his CEO role to the position of Non-Executive chairperson of the Board of Directors, subject to receiving approval from the shareholders during the 2026 General Meeting. I would like to express the Committee’s immense appreciation for his great leadership, contributions and accomplishments delivered since the Company’s founding in 2008. The Board of Directors will appoint our current COO, Karen Massey, as our new CEO, following the approval of her nomination to Executive
Director by the shareholders during the 2026 General Meeting. We are delighted to receive overwhelmingly positive feedback from shareholders since the announcement of the leadership transition and strong support for both Tim Van
Hauwermeiren and Karen Massey’s new roles.
Tim Van Hauwermeiren’s anticipated CEO remuneration for 2026 will be in accordance with the provisions of the 2025
Remuneration Policy and is summarized below:
•Treatment of base pay: The annual base pay for 2026 will be paid, pro-rated, up to and including the date of his resignation as CEO at the 2026 General Meeting.

•Treatment of 2026 STI: The 2026 STI will be paid on a pro-rated basis up to and including the date of his resignation as CEO at the 2026 General Meeting, in accordance with the Founder CEO legacy agreement. Full details will be disclosed in the 2026 Remuneration Report.
•Treatment of LTI: All unvested equity other than PSUs will immediately and fully vest at the time of the 2026
General Meeting. The PSUs granted in 2025 will remain subject to their normal three-year performance period and will vest in 2027, based on performance and pro-rated for time served as CEO in calendar years 2025 and 2026 (up to and including the date of his resignation as CEO at the 2026 General Meeting). Tim Van Hauwermeiren will not receive a new pro-rated 2026 LTIP grant, including both stock options and PSUs.
Subject to approval by the shareholders at the 2026 General Meeting, Tim Van Hauwermeiren’s remuneration arrangements as Non-Executive chairperson of the Board of Directors will be in accordance with the 2025 Remuneration
Policy.
For more information regarding Tim Van Hauwermeiren’s 2026 compensation as CEO and as Non-Executive chairperson of the Board of Directors, including when details on achievement and pay-out will be available, please refer to section ‘‘Item 6.B — Remuneration Report and Compensation Statement — Looking Forward’’ below.
More information on Karen Massey’s remuneration will be disclosed in the convocation notice for the 2026 General
Meeting, which will become available on or around the date of this 2025 Remuneration Report.
I share the enthusiasm and excitement expressed by our shareholders about the upcoming leadership transition, and I am confident that with Tim Van Hauwermeiren as the Non-Executive chairperson of the Board of Directors and Karen
Massey as CEO, argenx is extremely well-positioned for the long term.
We will continue to engage actively on this leadership transition and other relevant topics with our key stakeholders and proxy advisors throughout 2026 and beyond. We remain available to address any questions regarding corporate governance and executive compensation.
On behalf of the Remuneration and Nomination Committee I would like to thank all our investors, employees and stakeholders for their continued support and I ask that shareholders vote to approve this report at the 2026 General
Meeting.
Ana Céspedes
Chairperson, Remuneration and Nomination Committee
Remuneration Policy
Summaries for each approved policy, which guided our backward-looking and forward-looking pay decisions during the year-under-review are below. For more details on these policies, please refer to the below links provided
•The 2021 Remuneration Policy: https://argenx.com/content/dam/argenx-corp/media-documents/
argenx_remuneration_policy_final_approved_11_May_2021.pdf.
•The 2025 Remuneration Policy: https://argenx.com/content/dam/argenx-corp/media-documents/
EGM_November_2025-Remuneration_Policy.pdf.

Executive Director Remuneration Policy

Pay Element	2021 Remuneration Policy (77% approval)	2025 Remuneration Policy (approx. 96% approval)
Base Pay	•Set at or around the 50th percentile of U.S. peer group for U.S.-based executives, and around the 75th percentile of EU peer group for EU-based executives.	•Targets the 50th percentile of the Executives in the peer group.
Benefits and Pension	•Customary fringe benefits including pension contributions, hospitalization and disability insurance, severance arrangement, company car, phone, and laptop.	•Benefits and pension contributions aligned with those of other employees within the same legal entity and in accordance with local market practice.
Short-Term Incentive
•Cash-based target STI for CEO is 60% of base
pay at 100% target achievement; maximum
payout of 120% of base pay.
•Typically 60% of targets related to quantitative
targets (building the business) and 40% of targets
related to qualitative targets (building the
organization). Target mix was not fixed.

•Quantum unchanged from 2021 Remuneration
Policy.
•Majority of targets are quantitative and at least
50% of STI linked to financial performance
targets. Qualitative targets will be milestone-based
to the extent possible.

Long-Term Incentive
•100% time-based LTI (no performance
conditions). Plan consisting of time-based stock
options and time-based RSUs.
•No cap on LTI opportunities included.
•Stock options vest 1/3 after 1 year and then in
monthly installments until the end of the 3-year
period. RSUs vest 25% on each anniversary of the
grant date.

•100% risk-based; LTI with no less than 50%
PSUs and no more than 50% stock options.
•The annual LTIP opportunity is 7x base pay at
target / 10x at maximum.
•As of 2026, stock options and PSUs have a 3-year
cliff vesting period; no equity vests before the end
of the 3 years.

Shareholding Requirements	•No shareholding requirements.	•Equal to 6x annual base pay in the form of company equity (excluding non-vested RSUs/ PSUs and stock options), to be built up over a maximum of five years.
Clawback provisions	•No clawback policy	•Clawback policy in place applicable to variable remuneration paid out on the basis of financial information which is subsequently restated.
Recruitment Provisions	•Board may grant additional 1x regular equity grant as sign-on award.	•May offer buyout awards to compensate for value lost by changing employers.

Pay Element	2021 Remuneration Policy (77% approval)	2025 Remuneration Policy (approx. 96% approval)
Leaver Provisions	•No explicit leaver provisions.
•STIP: Legacy provision for current Executive
Director to be pro-rated for time and performance
upon termination. For any other Executive
Director, there will be no STI payout unless in
service on 31 December of that performance year.
•LTIP: Legacy provision for current Executive
Director provides for immediate and full vesting
at time of termination, except for the PSUs. For
any other Executive Director, upon leaving the
Company, unvested stock options and PSUs are
forfeited without compensation. During
performance period other than dismissal for cause
or underperformance, vesting of PSUs will be pro-
rated for time and performance at the end of 3-
year performance period.

Peer Group	•Reference group includes European and U.S.- based integrated, commercial-stage life science companies. Selected for comparability in size, activities and market presence
•Reference group comprises European and U.S.-
based commercial-stage biopharmaceutical
companies selected for comparability in
innovation focus, global reach, size (revenue and
market value relative to argenx), market presence
and public listing.

Non-Executive Director Remuneration Policy

Pay Element	2021 Policy (77% approval)	2025 Policy (96% approval)
Cash	•Benchmarked regularly fees could be adjusted as necessary based on regular benchmarking exercises to ensure continued fair and competitive remuneration.
•Annual cash retainer fee targets the 50th
percentile of the peer group and benchmarked
annually. 2025 Board of Directors membership
fee: $60k per year, with additional $59.5k for the
chairperson. Committee members receive
(depending on the committee) $10,000-12,500 for
membership or $20,000-25,000 for chairmanship.

Equity
•Share options and/or restricted share units in an
amount that is at or around the 50th percentile of
the U.S. companies in our reference group. Per
2021, we granted 2,700 stock options and 600
RSUs to each Non-Executive Director. Equity
granted was adjusted on the basis of benchmark
outcomes and in consideration of developments in
the composition of equity incentives offered by
argenx to key persons outside the Board of
Directors, including company employees.
•RSUs vest over 4 years and stock options vesting
over 3 years.
•Since 2024, stock options no longer granted to
Non-Executive Directors to avoid any perceived
effect on independence; switched to granting
RSUs.

•Annual equity grant of $400,000 in the form of
restricted shares with no vesting conditions,
targeting the 50th percentile of the peer group and
subject to annual review. No shares may be sold
until after the 4th anniversary of the grant date,
except to the extent necessary to cover immediate
tax obligations resulting from the vest.
•Restricted shares are not subject to vesting
conditions. 4-year holding requirement for equity
grants (except sales to cover immediate tax
obligations).

Pay Element	2021 Policy (77% approval)	2025 Policy (96% approval)
Shareholding Requirements	•No shareholding requirements.	•Holding of 5x annual Board of Director membership retainer fees (as at the date of the 2025 Remuneration Policy, the annual retainer fee was $60,000), to be built over a period of 5 years.
Special travel allowance	•No special travel allowance.	•Special travel allowance of $5,000 for in-person attendance at each board meeting held outside of a Non-Executive Director’s official continent of residence.
Reference Peer Group
Selection Criteria
The argenx peer group is based on the following selection criteria:
•Sector (Biopharmaceutical companies, excluding diagnostics and animal health companies);
•Innovation focus (at least 25% of revenue is spent on R&D);
•Global reach (generates product revenues both within and outside the US);
•Revenue (1/4x – 4x of our annual revenue);
•Market capitalization (1/4x – 4x of our 30-day average market cap on the last business day prior to the date of the
Company-wide grant in June); and
•Listing location (listed on a major US Stock Exchange).
If there are fewer than 15 companies meeting all six criteria, the peer list will be supplemented with companies that meet all but one criterion with the least relevant criterion dropped first, in the order as displayed above (from most to least relevant).
For the 2025 Peer Group that was selected in Q3 2025, we made adjustments to our benchmarking methodology. In response to shareholder feedback, we shifted the US listing criterion from the second most important criterion to the criterion with the least significance. This resulted in an increase from 26.67% European peers in the 2025 Peer Group to
40% European peers in the 2025 Peer Group.
The 2025 Peer Group was composed of the following global reference companies
•US Companies: Alnylam Pharmaceuticals, Biogen, BioMarin Pharmaceutical, Incyte, Insmed, Moderna, Regeneron
Pharmaceuticals, Sarepta Therapeutics, Vertex Pharmaceuticals.
•European Companies: Ascendis Pharma, BeOne Medicines, BioNTech, Genmab, Jazz Pharmaceuticals, UCB.
Each year, the Remuneration and Nomination Committee will validate the peer group to ensure its relevance and the
Remuneration and Nomination Committee may recommend adjustments to the Board of Directors, if deemed necessary.
NEO Remuneration in FY25
Base pay
After our annual comprehensive base pay review, the CEO, CFO and COO’s base pay increased from EUR 700,000 to
EUR 732,000 ($827,160), $553,000 to $578,000 and CHF 594,000 to CHF 615,000 ($741,641), which is an increase of
4.6%, 4.5% and 3.5% respectively. These increases are determined in accordance with the Company’s global base pay increase principles and guidelines and are consistent with the methodology and base pay increases for employees across the organization. In addition, they reinforce our commitment to a balanced, performance-driven remuneration structure that supports sustainable long-term value creation, while maintaining fairness and transparency and taking into account annually performed scenario analyses including benchmarking exercises in setting total remuneration levels.

Pension and fringe benefits
The benefits paid to the NEOs are jurisdiction dependent. For the CEO, these included benefits customary in the Belgian market, and which are standard components of Belgian-based employee packages: pension contributions, a hospitalization insurance, a representation allowance and a company car. The Company pension contribution percentage of base pay for the CEO is equal to the Company pension contribution percentage for all employees in Belgium. For the
COO, these included benefits customary in the Swiss market, and which are standard components of Switzerland-based employee packages: car allowance, lunch allowance, health insurance allowance, representation allowance and pension contributions. For the CFO, these included benefits customary in the U.S. market, and which are standard components of our U.S.-based employee packages: a company-administered health benefit plan and 401k plan.
Short Term Incentive Pay
The CEO, CFO and COO participated in the 2025 STIP with target opportunities of 60%, 40% and 50% of base pay, and maximum opportunities of 120%, 80% and 100% of base pay, respectively. In assessing performance against the
Company’s 2025 business plan, the Board determined that the NEOs delivered a strong year of execution, resulting in
STIP outcomes of 150% of target for the CEO and CFO and 175% for the COO.
Specifically for the CEO, he delivered strong performance against the measures. He exceeded the annual operating budget revenue targets, successfully executing the PFS launch in the U.S., resulting in achieving the maximum opportunity for the revenue goal. Target achievement was reached for the pipeline goal as the MG combination clinical trial was launched and 3 new candidates were nominated and 3 new molecules graduated. The Innovation goal was also met at target through championing key innovation projects and embedding innovation goals into the performance targets of employees. Lastly, succession plans for key senior leaders as well as the CEO succession were accomplished at target for scaling the argenx way goal to secure long-term leadership strength & organizational capabilities. The overall strong performance resulted in a total weighted achievement of 150% of target opportunity.
Specifically for the CFO, he delivered a strong performance against the measures. He also exceeded the annual operating budget revenue targets, successfully executing the PFS launch in the US, resulting in achieving the maximum opportunity for the revenue goal. Maximum opportunity was also achieved for making substantial progress on the digital finance transformation goal, including reductions in financial closing timelines, automation of financial processes and transforming the planning cycle. Target achievement was reached for the P&L goal by effectively managing the
Company’s tax commitments and managing headcount growth within the approved budget parameters, supporting disciplined scaling for scaling the argenx way goal. The overall strong performance resulted in a total weighted achievement of 150% of target opportunity.
Specifically for the COO, she delivered a very strong performance against the measures. Just like the CEO and CFO, she exceeded the annual operating budget revenue targets, successfully executing the PFS launch in the US, resulting in achieving the maximum opportunity for both the revenue and pipeline acceleration goals. Maximum opportunity was also achieved for operational and digital transformation priorities, including the successful onboarding of the BIS leaders and execution of key transformation objectives. Lastly, critical leadership hires were successfully onboarded and operational excellence initiatives were embedded to accelerate novel therapies to patients, resulting in target achievement for scaling the argenx way goal. The overall very strong performance resulted in a total weighted achievement of 175%
of target opportunity.
The Board considers the selected performance metrics to remain the most appropriate measures of NEO performance, as they reflect the Company’s key strategic, operational and financial priorities. The tables below outline the targets set and the corresponding achievements for each NEO.

CEO 2025 STIP

Performance Metric and Weighting	Measurement (how the Board of Directors evaluated the target)	Threshold	Target	Max	Achievement	Vesting	Actual pay-out
Revenue (50%)	•Annual operating budget revenue target delivered •Successful PFS self- administration approval and launch in the U.S.	80% of annual operating budget target	100% annual operating budget	120% annual operating budget	120% annual operating budget	100%	496,296
Pipeline (20%)	•MG combo clinical trial launched Q3 and/or •Nominate 2 new ARGX-xxx candidates and graduate 3 discovery projects to lead identification (PPD)	•Combo trial launched •1 new ARGX- xxx candidate nominated •2 molecules graduated	•Combo trial launched •2 new ARGX-xxx candidate nominated •3 molecules graduated	•Combo trial launched in Q3 •3 new ARGX- xxx candidate nominated •4 molecules graduated	•Combo trial launched •2 new ARGX-xxx candidate nominated •3 molecules graduated	20%	99,259
Innovation (20%)	•Champion key innovation projects AND •All variable pay eligible employees have 1x performance goal linked to innovation AND •Key innovations recognized, celebrated and cascaded throughout the Company	•1x innovation projects championed AND •80% of employees 1x performance goal linked to innovation AND •3x key innovation celebrated at the Corporate update	•3x innovation projects championed AND •90% of employees 1x performance goal linked to innovation AND •3x key innovation celebrated at the Corporate update	•5x innovation projects championed AND •100% of employees 1x performance goal linked to innovation AND •3x key innovation celebrated at the Corporate update	•3x innovation projects championed AND •90% of employees 1x performance goal linked to innovation AND •3x key innovation celebrated at the Corporate update	20%	99,259
Scaling the argenx way (10%)	•Succession plan in place for key senior leaders	No plan in place	Plan in place	N/A	Plan in place	10%	49,630

CFO 2025 STIP

Performance Metric and Weighting	Measurement (how the Board of Directors evaluated the target)	Threshold	Target	Max	Achievement	Vesting	Actual pay-out
Revenue (30%)	•Annual operating budget revenue target delivered AND •Successful PFS self- administration approval and launch in the U.S.	80% of annual operating budget	100% annual operating budget	120% annual operating budget	120% annual operating budget	60%	138,720
P&L (25%)	•Target effective tax rate in 2025 in line with annual operating budget	Effective tax rate 5% higher than annual operating budget	Effective tax rate in line with annual operating budget	Effective tax rate 5% lower than annual operating budget	Effective tax rate in line with annual operating budget	25%	57,800
Digital transformation (25%)	•Time required to close the quarter reduced by 50% AND •Annual operating budget process transformation AND •Financial accounts automation	2/3 metrics achieved	3/3 metrics achieved	Significant additional digitalization achieved beyond the 3/3 metric achieved	Significant additional digitalization achieved beyond the 3/3 metric achieved	45%	104,040
Scaling the argenx way (20%)	•Management headcount growth	Headcount growth >105% of annual operating budget	Headcount growth < 102% of annual operating budget	N/A	Headcount growth >105% of annual operating budget	20%	46,240

COO 2025 STIP

Performance Metric and Weighting	Measurement (how the Board of Directors evaluated the target)	Threshold	Target	Max	Achievement	Vesting	Actual pay-out
Revenue (40%)	•Annual operating budget revenue target delivered •Successful PFS self- administration approval and launch in the U.S.	80% of annual operating budget	100% annual operating budget	120% annual operating budget	120% annual operating budget target	80%	296,656
Pipeline Acceleration (20%)	•PFS FDA approval	FDA acceptance	•FDA acceptance with no concerns and review on track	•FDA acceptance with PDUFA date < 6 months	•FDA acceptance with PDUFA date < 6 months	40%	148,328
Digital transformation (20%)	•Successful onboarding of Business Information Systems (BIS) leader and deliver on the BIS OGSM	50% of the BIS OGSM measures delivered	Onboarded and delivered per annual operating budget AND 80% of the BIS OGSM measures delivered	Onboarded and delivered per annual operating budget AND 90% of the BIS OGSM measures delivered	•Onboarded and delivered per annual operating budget AND •90% of the BIS OGSM measures delivered	35%	129,787
Scaling the argenx way (20%)	•Successful onboarding of key hires and leadership teams' their OGSMs AND •Elevate the operational excellence community to a leadership community and their OGSM delivered	N/A	Accomplished	N/A	Accomplished	20%	74,164

2026 STIP
The majority of the targets will be quantitative in nature and at least 50% of the total STIP opportunity for the NEO will be linked to financial performance metrics. Qualitative targets will be milestone-based to the extent possible. For the
2026 STIP, the targets chosen are:

CEO: Performance Metric, Target Area and Weighting	Measurement (how the Board of Directors evaluate the target)
Deliver continued VYVGART growth (50%)	2026 financial plan revenue target delivered
Pipeline Acceleration (25%)	•Deliver Ocular MG, Myositis and MMN top line data read- outs in 2026 (10%) •On track to deliver SjD & CIDP data read-outs in 2027 (5%) •Not disclosed (10%)
Successful CEO transition (25%)	•Retention of key talent (12.5%) •Shareholder feedback on transition (12.5%)
The STIP for the current CEO Tim Van Hauwermeiren will be pro-rated for time and performance until his resignation as CEO at the 2026 General Meeting.

CFO: Performance Metric, Target Area and Weighting	Measurement (how the Board of Directors evaluate the target)
Deliver continued VYVGART growth (50%)	2026 financial plan revenue target delivered
Capital allocation for long-term sustainable growth (25%)	Not disclosed
Champion digitization, automation, simplification and AI (10%)	Simplify and digitize financial processes
Scaling the argenx way (15%)	Headcount growth (15%)

COO: Performance Metric, Target Area and Weighting	Measurement (how the Board of Directors evaluate the target)
Deliver continued VYVGART growth (50%)	2026 financial plan revenue target delivered
Pipeline Acceleration (25%)	•Deliver Ocular MG, Myositis and MMN top line data read- outs in 2026 (10%) •On track to deliver SjD & CIDP data read-outs in 2027 (5%) •Not disclosed (10%)
Scaling the argenx way (15%)	Headcount growth (15%)
Successful CEO transition (10%)	•Retention of key talent (5%) •Shareholder feedback on transition (5%)
The Company will disclose the actual targets set on a threshold, target and maximum basis and achievements in the 2026 remuneration report, in line with the disclosure on the 2025 STIP achievements.
LTIP
1.Awards Vesting in 2025:
Under the 2021 Remuneration Policy as part of the long-term variable pay the CEO received RSUs and stock option grants. As these had various vesting schedules, please refer to the tables included in ‘‘Item 6.B — Remuneration Report and Compensation Statement — Stock Option Overview’’ below for the disclosure on the value of these awards vesting in 2025.

2.Awards Granted in 2025:
As per our 2025 Remuneration Policy, non-performance equity (RSUs) has been phased out of the LTIP. The following information sets out the number, value and key terms of LTIP awards granted to the CEO in 2025. Notably, both stock options and PSUs are based on three-year vesting schedules as included in our 2025 Remuneration Policy.
•Stock Options: The number of stock options was calculated by dividing the target value through the then applicable
Black-Scholes value based on 30 calendar days preceding the 15th day of the month in which the grant occurs (the
Reference Date), rounded up to the nearest whole number. The stock options granted on June 30, 2025 to the CEO have an exercise price of €479.30 / $561.74.
•PSUs: The numbers of PSUs was calculated by dividing the target value through the average closing price 30 calendar days preceding the Reference Date, rounded up to the nearest whole number.
•Target Value: Using the above methodology, the total LTIP target grant was valued at $5,790,000, $3,395,000, and
$3,895,000 which is 7.0, 5.9 and 5.3 times the CEO’s, CFO’s and COO’s base salaries, respectively. The CEO and
CFO received their respective equity grants converted into a number of stock options and PSUs on the Reference
Date of the 30-days average share price of 510.88 EUR/$569.17 per share preceding the Reference Date and the
Black-Scholes model fair market value of 172.92 EUR/$192.65 per stock option. Consequently, 15,027, 8,812,
10,110 stock options (50% of the LTIP grant) and 5,085, 2,983, 3,423 PSUs (50% of the LTIP grant) were granted to the CEO, CFO and COO, respectively.
•NB: Relevant for CEO only as he is a Belgian beneficiary: these amounts do not reflect the actual economic value realized by the beneficiary. Amounts included represent the expenses with respect to the assumptions used in the
Black-Scholes model which differ between Belgian beneficiaries versus non-Belgian beneficiaries, resulting in the
CEO’s stock based compensation expenses being higher than other beneficiaries. For a description of the assumptions used, refer to “Note 13 — Share-Based Payments in the ‘‘Consolidated Financial Statements” which are included to our Annual Report for the period ended December 31, 2025.
PSUs
Together with the rest of the Senior Management Team, the CFO and the COO Karen Massey, who is envisaged to be elected as an Executive Director during the 2026 General Meeting and subsequently transition into the role of CEO, are eligible to receive a PSU grant in 2026.
The current CEO, Tim van Hauwermeiren, will not receive a pro-rated PSU grant for 2026 in connection with his transition into the role of Non-Executive Director and Chairperson of the Board of Directors at the 2026 General
Meeting.
The four measures of the 2026–2028 PSUs are based on the following principles:
•at least 50% of the pay opportunity will be linked to financial performance metrics such as revenue growth;
•at least 40% of the pay opportunity will be linked to innovation and pipeline progression metrics, such as delivering clinical and regulatory milestones; and
•up to 10% of the pay opportunity will be linked to people and culture metrics essential for sustainable, long-term value creation.

Performance Metric	Target	Measurement (how the Board of Directors will evaluate the metric and why it has been chosen)	Threshold	Target	Max
Maximize the VYVGART opportunity (50%)	2028 annual revenue	Minimum product net sales of undisclosed amount	Targets and Executive Director achievement will be disclosed retroactively in the 2028 remuneration report, published in 2029
Pipeline progression (40%)	(s)BLA Approvals (in addition to potential Seronegative gMG and Ocular MG) (20%)	Undisclosed number of new approvals
	Phase (ii) Progression and/or IND / CTA Assets Submissions (20%)	Undisclosed number of new pipeline assets into phase 2 and/or undisclosed number of new additional pipeline assets IND / clinical trial application submitted
Scaling the argenx way (10%)	Talent retention	Three-year average voluntary employee turnover equal to or below 6.5% (target) or equal to or below 8.5% (floor)
Shareholding Requirements
The remuneration policy requires an Executive Director to build up a shareholding requirement 6x their base pay. On
December 31, 2025, the CEO is in compliance with this requirement.
Clawback policy
In the year ended December 31, 2025, no variable remuneration was clawed back and no variable remuneration was adjusted (retroactively).
Looking Forward – Mr Van Hauwermeiren
2026 CEO position
As Tim Van Hauwermeiren will be treated as a good leaver, his anticipated CEO remuneration for 2026 will be delivered in accordance with the provisions of the 2025 Remuneration Policy and is outlined below:
•Treatment of base pay: The annual base pay for 2026 will be paid, pro-rated, up to and including the date of his resignation as CEO at the 2026 General Meeting. This is expected to amount to EUR 261,665, being a 126 day pro-
rated pay out of the full 2026 base pay of EUR 758,000.
•Treatment of 2026 STI: The 2026 STI will be paid on a pro-rated basis up to and including the date of his resignation as CEO at the 2026 General Meeting. Achievement and pay-out will be determined on the date of resignation at the
2026 General Meeting and will occur shortly thereafter to facilitate his full transition into a Non-Executive Director and chairperson of the Board of Directors. Since at the date of this 2025 Remuneration Report the performance period is still running until May 6, 2026, disclosure will be included in the 2026 remuneration report, available in the 2027 annual report.
•Treatment of 2025 LTI: All unvested equity other than PSUs will immediately and fully vest at the time of the 2026
General Meeting. The PSUs granted in 2025 will remain subject to their normal three-year performance period and will vest in 2027, based on performance and pro-rated for time served as CEO in the calendar years 2025 and 2026

(up to and including the date of his resignation as CEO at the 2026 General Meeting). The achievement and pay-out will be determined based on the information available to us on May 6, 2026 and the actual vesting and pay-out will occur at the end of the three-year performance period in 2027. Disclosure will be included in the 2027 remuneration report, available in the 2028 annual report.
•Treatment of 2026 LTI: Tim Van Hauwermeiren will not receive a new pro-rated LTI for 2026, including both stock options and PSUs. He will therefore not receive any new LTI for the time he serves as CEO in 2026.
After approval by the 2026 General Meeting, Tim Van Hauwermeiren’s remuneration arrangements as Non-Executive
Chair will be in accordance with the 2025 Remuneration Policy.
Non-Executive Director and chairperson of the Board of Directors
After approval of his appointment as Non-Executive Director by shareholders at the 2026 General Meeting, Mr Van
Hauwermeiren’s remuneration arrangements as Non-Executive Director and chairperson of the Board of Directors will, in accordance with the 2025 Remuneration Policy, be as follows:
•Cash retainer fees: $124,000, consisting of $53,333 for his Non-Executive Director membership of the Board of
Directors, $53,333 for the role of chairperson of the Board of Directors, $8,667 for his Research & Development
Committee membership and $8,667 for his Remuneration and Nomination Committee membership. These fees are benchmarked at the 50th percentile of cash remuneration in the 2025 Peer Group.
•Annual equity grant: $400,000 in the form of RSUs, which amount is benchmarked at the 50th percentile of the 2025
Peer Group.
Non-Executive Director Remuneration
Total Non-Executive Director remuneration in the year ended December 31, 2025

Name	Cash retainer fees earned or paid in cash (in $)1)	RSU awards (in $)	Total (in $)
Peter Verhaeghe	142,000	394,903	536,903
Steve Krognes	95,941	394,903	490,844
Pamela Klein	77,500	394,903	472,403
Donald deBethizy2)	37,547	—	37,547
Anthony Rosenberg	82,500	394,903	477,403
James Daly	97,500	394,903	492,403
Camilla Sylvest	70,000	394,903	464,903
Ana Céspedes	80,941	394,903	475,844
Brian Kotzin	90,000	394,903	484,903
1)This total amount includes the travel allowance of USD 5,000 for in-person attendance of each board meeting held outside the respective Non-
Executive Director’s official continent of residence in accordance with clause 3.5.2 of the 2025 Remuneration Policy.
2)Donald deBethizy retired from the Board of Directors, the Remuneration and Nomination and Research and Development Committee on May 27,
2025.
•The breakdown of the Non-Executive Director cash-fee structure and RSU grants can be found in the tables on the next page.
•The annual cash retainer fees were at the 50th percentile of cash remuneration in the peer group for 2025 remuneration. Additionally, the Non-Executive Director RSU target amount of $400,000 was at the 50th percentile of the 2024 peer group for 2025 remuneration.
•There is a difference between the annual equity compensation target amount of $400,000 and the value at grant of
$394,903. On the Reference Date, the annual equity compensation target amount of $400,000 was divided by the average closing price of the Company’s shares of the 30 calendar days preceding the Reference Date which amounted to $569.17. The Company’s share price on the grant date of June 30, 2025 was $561.74.

Non-Executive Director Shareholding
Non-Executive Directors are required to hold at least 5x annual Board of Director membership retainer fees ($60,000 in
2025) worth of Company stock for the duration of their role. As of December 31, 2025, all Non-Executive Directors comply with this requirement.
Deviations
In the year ended December 31, 2025, the Company did not deviate from the decision-making process for Executive and
Non-Executive Director pay and no deviations took place from the 2021 Remuneration Policy or the 2025 Remuneration
Policy.

Annual Cash (top) and Equity (Bottom) Compensation for Non-Executive Directors

			In $
Relevant body	Position	Fees in $	Peter Verhaeghe	Steve Krognes	Pamela Klein	Donald deBethizy	Anthony Rosenberg	James Daly	Camilla Sylvest	Ana Céspedes	Brian Kotzin
Board of Directors	Chairperson	119,500	119,500	—	—	—	—	—	—	—	—
	Member	60,000	—	60,000	60,000	24,355	60,000	60,000	60,000	60,000	60,000
	Travel Allowance	5,000	—	5,000	5,000	—	—	5,000	—	5,000	5,000
Audit and Compliance Committee	Chairperson	25,000	—	25,000	—	—	—	—	—	—	—
	Member	12,500	12,500	—	—	—	12,500	12,500	—	—	—
Remuneration and Nomination Committee	Chairperson	20,000	—	—	—	8,118	—	—	—	11,882	—
	Member	10,000	10,000	5,941	—	—	—	—	—	4,059	—
Commercial Committee	Chairperson	20,000	—	—	—	—	—	20,000	—	—	—
	Member	10,000	—	—	—	—	10,000	—	10,000	—	—
Research and Development Committee	Chairperson	20,000	—	—	—	—	—	—	—	—	25,000
	Member	12,500	—	—	12,500	5,074	—	—	—	—	—
Total			142,000	95,941	77,500	37,547	82,500	97,500	70,000	80,941	90,000

	RSUs granted in 20251)
Name	# RSUs	Key terms	Value at grant 2)	Total
Peter Verhaeghe	703	(1)	$394,903	$394,903
Ana Céspedes	703	(1)	394,903	394,903
James Daly	703	(1)	394,903	394,903
Pamela Klein	703	(1)	394,903	394,903
Brian Kotzin	703	(1)	394,903	394,903
Steve Krognes	703	(1)	394,903	394,903
Anthony Rosenberg	703	(1)	394,903	394,903
Camilla Sylvest	703	(1)	394,903	394,903
1)Donald deBethizy was not granted any RSUs in 2025 because he retired from the Board of Directors on May 27, 2025.
2)There is a difference between the annual equity compensation target amount of $400,000 and the value at grant of $394,903. On the Reference Date, the annual equity compensation target amount of
$400,000 was divided by the average closing price of the Company’s shares of 510.88 EUR/$569.17 in the 30 calendar days preceding the Reference Date. The Company’s share price on the grant date of June 30, 2025 was $479.30/$561.74.

Pay Ratio
The total expense for the non-equity remuneration paid to the CEO for the year ended December 31, 2025, totalled
$1,631,826. The table below shows the evolution over the past five years of CEO compensation, the performance of the
Company’s stock price and the median remuneration on a full-time equivalent basis (annualized for the employees who joined or left us during the year) of employees, other than the CEO:

	2021	2022	2023	2024	2025
Base pay of the CEO (EUR)	€551,250	606,368	606,368	700,000	732,000
Base pay of the CEO (USD)	$580,825	638,901	655,787	757,680	827,160
Non-equity remuneration of the CEO (USD) (base pay, short-term cash incentive, pension contributions and other compensation elements)	$1,285,136	1,443,925	1,285,056	1,598,471	1,631,826
Total remuneration of the CEO (USD) (non-equity remuneration, STI and LTI)	$7,263,828	7,778,298	11,944,8351)	7,807,786	7,429,771
Non-equity median salary paid to employees (USD)	$157,349	153,193	159,500	180,543	195,500
Non-equity remuneration ratio employee/CEO	12%	11%	12%	11%	12%
Average remuneration paid to Non-Executive Director (USD)	$54,484	48,587	59,230	81,204	85,992
Number of employees on December 31	650	843	1,148	1,599	1,863
Share price at end of year Euronext (EUR) on December 31	€315.30	348.30	343.50	600.00	716.80
Share price at end of year Euronext (USD) on December 31	$357.11	371.50	379.57	623.34	842.24
1)Based on the approved 2023 equity allocation scheme, the total equity target value for Tim Van Hauwermeirenis equal to $6,986,986. Please refer to “Item 6.B. — Compensation — Equity — Determination of target value of CEO equity grant included in “Equity ” above for more information on the variation in granted equity value between 2023 and 2024.
The comparison of non-equity compensation above is made between the compensation paid to the CEO, the Company’s sole statutory Executive Director on the Board of Directors, and the median compensation paid to employees. The
Company has opted to compare non-equity salaries, because while the number of stock options granted is linked to the overall size of remuneration packages granted, the value of equity components depends on the evolution of the
Company’s share price, volatility and the risk-free rate, which is unknown at the time of grant and as such the forward-
looking valuation methods for stock options normally do not provide an accurate representation of actual economic value granted. In the assumptions used, the fair valuation differs between a Belgian beneficiary versus a non-Belgian beneficiary. For a description of the assumptions used in valuing these awards, please refer to “Note 13 — Share-Based
Payments“ in the "Consolidated Financial Statements” which are included to our Annual Report for the period ended
December 31, 2025.
Regional pay ratios
Due to the global spread of employees over multiple continents, we have also included the above comparison to a regional basis for U.S. employees, EU employees and Japanese employees. Due to the overall higher compensation level in the business sector in the U.S. compared to the EU and Japan, there is a significant difference in the pay ratio when the CEO’s compensation is compared to the median compensation of all employees, compared to employees in the U.S.
The following information is provided for reference purposes:

Ratio of non-equity compensation of the median employee compared to the CEO for the year ended December 31, 2025
All employees	12%
North American employees	16%
European employees	9%
Japanese employees	5%
Rest of the World employees	13%
Total employment costs (excluding any costs related stock options and RSUs) paid in the year ended December 31, 2025 was split between regions as follows:

Total employment costs in the year ended December 31, 2025
(in millions of $)
North-America	272
Europe	247
Japan	16
Rest of the World	3
Share-based payment ratios

	2021	2022	2023	2024	2025
Stock options granted to the CEO	25,000	25,000	30,000	18,279	15,027
RSUs granted to the CEO	5,700	5,700	6,700	6,762	0
PSUs granted to the CEO	N/A	N/A	N/A	N/A	5,085
Median stock options granted to employees	981	900	600	306	221
Median RSUs granted to employees	200	200	94	148	75
Ratio employee/CEO for stock options	4%	4%	2%	2%	1%
Ratio employee/CEO for RSUs1)	4%	4%	1%	2%	N/A
Ratio employee RSUs/CEO for PSUs1)	N/A	N/A	N/A	N/A	1%
Median number of stock options granted to Non-Executive Directors2)	2,700	2,700	1,600	N/A	N/A
Median number of RSUs granted to Non-Executive Directors	600	600	350	1,124	703
Median stock options granted to employees	981	900	600	306	120
Ratio Non-Executive Directors/employee stock options2)	36%	33%	38%	N/A	N/A
Ratio Non-Executive Directors/employee RSUs	33%	33%	27%	13%	11%
1)In 2025, PSUs were only granted to members of the Executive Management Team and therefore, the median employee has not received PSUs.
2)In 2024 and 2025, the Non-Executive Directors only received RSUs and no longer were granted stock options.
Other Disclosures
Remuneration by subsidiaries
In the year ended December 31, 2025, no remuneration was granted and allocated by subsidiaries or other companies whose financials are consolidated, other than the regular remuneration payments made by the entities with whom members of Senior Management Team have their employment contracts.
Severance arrangements
In the year ended December 31, 2025, no severance payments were granted to the Non-Executive Directors.
No loans or guarantees
In the year ended December 31, 2025, no loans or guarantees or the like were provided to the NEOs or the Non-
Executive Directors.
Key terms of equity plan applicable to grants in 2025
Stock options granted pursuant to the Equity Incentive Plan shall vest over a 36-month period, with 12/36ths of the total grant vesting on the first anniversary of the grant date and the remaining 24/36ths vesting in equal monthly installments of 1/36th each month thereafter. The number of Stock Options that vest on each vesting date is rounded to the nearest whole number. Fractions below 0.5000 are rounded down, while fractions of 0.5000 or above are rounded up. If rounding down, the difference is added to the next vesting date; if rounding up, the difference is deducted from the next vesting date. Any remaining unvested equity is fully vested on the final day of the applicable vesting period—36 months for Stock Options, subject, in each case, to the plan participant’s continued employment or mandate. Stock options are exercisable when vested, and in any case not after the stock option expiration date included in each individual stock option grant, which is 10 years, or in the case of Belgian tax resident employees, at their election either 5 years or 10 years from the date of grant.
Each stock option shall be granted with an exercise price equal to the fair market value upon the date of grant and shall have a term equal to five or 10 years from the date of grant. Plan participants may prefer to elect the five-year period as this may limit their personal tax obligations in respect of the stock option in respect to the jurisdiction where stock options are taxed at grant, compared to a ten-year stock option. Stock options granted to Belgian tax resident beneficiaries (including the CEO) are not exercisable prior to the fourth year following the year of the grant. More specifically, stock options granted to an Executive Director cliff vests on the third anniversary of the grant date. Non-
Executive Directors are not eligible to receive any stock option grants.
RSUs granted under the Equity Incentive Plan shall vest over a period of four years with respect to one fourth of the shares upon each anniversary of the date of grant. At the time of vesting, the holder of such RSUs receives shares in the share capital of the Company for free equal to the number of RSUs vested minus a certain number of shares required to cover employee taxes payable by us on behalf of the holder of RSUs, if applicable. Since 2025, RSUs are no longer granted to the NEOs.
Any RSUs granted to Non-Executive Directors in 2025 vested after one year instead of four years and are subject to a three-year holding period. In accordance with our 2025 Remuneration Policy, any RSUs granted in 2026 and beyond to
Non-Executive Directors are not subject to any vesting conditions and the shares must be held until the fourth anniversary of the grant date, except to the extent necessary to cover immediate tax obligations resulting from the immediate vest.
Since 2025, PSUs are granted to NEOs under the Equity Incentive Plan. PSUs cliff vest at the end of their three-year performance period. Pay-out levels depend upon the achievement of the Executive Director’s measures relative to the threshold, target and maximum levels that were determined by the Board.
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

Summary of NEO Remuneration

(in $)	Base pay1)	Base pay in % change vs the prior year1)	Sign on bonus	Corporate bonus2)	Variable short-term incentive	Variable cash as % of target opportunity	Compensation in the form of stock options3)	Compensation in the form of RSUs	Compensation in the form of PSUs	Pension benefits4)	Fringe benefits5)	Other benefits6)	% fixed (of total)7)	Total
CEO - Tim Van Hauwermeiren8) 11)
2025	827,160	5%	—	—	744,444	60%	2,941,497	—	2,856,448	44,168	16,054	—	12%	7,429,771
2024	757,680	15%	—	—	795,563	60%	3,194,813	3,014,500	—	29,118	16,112	—	10%	7,807,786
2023	655,787	—%	—	—	590,215	60%	8,084,605	2,575,174	—	22,821	16,233	—	6%	11,944,835
CFO - Karl Gubitz
2025	578,000	5%	—	4,690	346,800	40%	1,562,679	—	1,675,670	21,000	46,514	3,466	15%	4,238,819
2024	553,000	7%	—	3,636	331,800	40%	2,018,973	2,100,610	—	13,800	40,832	205,939	15%	5,268,590
2023	516,043	6%	—	3,556	260,866	40%	2,626,062	1,287,587	—	11,600	30,597	20,601	12%	4,756,913
COO - Karen Massey9) 12)
2025	741,641	4%	—	4,708	648,936	50%	1,792,860	—	1,922,836	181,337	184,738	843,989	31%	6,321,045
2024	655,657	37%	—	3,636	573,593	50%	2,018,973	2,100,610	—	165,394	57,348	619,272	24%	6,194,483
2023	481,471	N/A	338,000	2,921	467,662	50%	3,939,093	2,296,517	—	56,550	35,100	35,743	8%	7,653,057
COO - Keith Woods10)
2023	305,022	(48)%	—	—	—	—%	—	—	—	11,600	34,434	—	100%	351,056
1)The base pay of the CEO is paid in EUR and the base pay of the COO is paid in CHF. For 2025, the base pay exchange rate used in this table is 1.13 EUR/USD and 1.21 CHF/USD.
2)All employees are eligible to annually earn a performance based corporate bonus with a maximum value of €3,622 ($4,690) per year, based on three equally weighted Company-wide goals. In 2025, the targets focused on (i) our commitment to cybersecurity, (ii) building argenx together, and (iii) simplification and digitalization. A maximum pay-out was made to all employees in 2025. The CEO does not receive the corporate bonus.
3)Amounts shown represent the expenses with respect to stock options measured using the Black-Scholes model. For a description of the assumptions used in valuing these awards, see “Note 13 — Share-
Based Payments” to our Consolidated Financial Statements which are included to our Annual Report for the period December 31, 2025..
4)Pension benefits include employer pension contributions.
5)Fringe benefits include company car costs, employer-paid medical insurance premiums, lunch allowances and representation allowances. pension contributions, social security costs and other allowances.
6)Other benefits consists of social security costs, other allowances and benefits. Employer social security costs were impacted by the increase of share-price at year end against the share-price as of
December 31, 2025.
7)Fixed compensation is considered as base pay, pension benefits, fringe benefits and other benefits.
8)Based on the approved 2025 equity allocation scheme, the total equity target value for Tim Van Hauwermeiren is equal to $5,790,000. The CEO received its equity grants at target value converted into a number of stock options and PSUs on the Reference Date of the 30-days average share price of $569.17 per share preceding the Reference Date and the Black-Scholes model fair market value of
$192.65 per stock option. This results in the number of stock options and PSUs shown above. The amounts shown above represent the actual value received at the grant date of June 30, 2025 at which date the Company’s share price was equal to $561.74. The difference in the price per share is explained by the stock price movement in the intervening period. For more information on the CEO equity grant, please refer to “Item 6. B. — Compensation — Equity — Determination of target value of CEO equity grant” included in “Equity“ above. The fair market value based on the Black-Scholes model for Tim Van Hauwermeiren is $195.75. These amounts do not reflect the actual economic value realized by the beneficiary. Amounts shown represent the expenses with respect to the stock options awards granted in 2025 measured using the Black-Scholes model with unobservable assumptions. The assumptions used in the fair valuation differ between Belgian beneficiary versus non-Belgian beneficiary. For a description of the assumptions used in valuing these awards, see “Note 13 — Share-Based Payments“ to our Consolidated Financial Statements which are included to our Annual
Report for the period ended December 31, 2025.
9)Karen Massey joined as COO in March 2023, and consequently no comparison to 2022 is available. Ms. Massey’s remuneration shows the remuneration paid for the period March 13, 2023 through
December 31, 2023. Her 2023 variable pay pay-out has been pro-rated to reflect this as well. The increase year over year for 2024 is not representative as it is comparing to a partial work year. In 2023, the Company paid a sign-on bonus to Karen Massey to allow the Company to make an overall competitive offer of employment and in recognition of lost corporate benefits as a result of early departure at Ms. Massey’s previous employer. Ensuring a competitive offer in this way and securing Ms. Massey as the Company’s new COO was deemed by the Board of Directors to be in the best interest of the
Company and its stakeholders.
10)Keith Woods resigned as COO March 2023 and his employment relationship ended on June 30, 2023 and consequently the remuneration numbers show his remuneration for the period January 1, 2023 through June 30, 2023. No equity award or variable pay was paid to Mr. Woods in the year ended December 31, 2023.
11)Tim Van Hauwermeiren will transition from his current CEO role to the position of Non-Executive chairperson of the Board of Directors, subject to shareholder approval at the 2026 General Meeting.
12)It is envisaged that Karen Massey, our current COO, will be appointed as an Executive Director at the 2026 General Meeting and subsequently elected as CEO by the Board of Directors.

Stock option overview
The table below shows (i) the stock options held as of January 1, 2025, (ii) the stock options granted to the NEOs which vested during the year ended December 31,
2025, (iii) the number of stock options scheduled to vest in the years ending December 31, 2026, December 31, 2027 and December 31, 2028 and (iv) the respective exercise price of such stock options. Each stock option was granted pursuant to the Equity Incentive Plan.
For the CEO, under the 2021 Remuneration Policy, 1/3rd of the stock options vests on the first anniversary of the date of grant and the remaining 2/3rd vest in monthly installments (24 in total) over the next two years, each time upon the 1st day of each next month. For the CEO, under the new 2025 Remuneration Policy all stock options granted as of 2026 will vest on the third anniversary of the date of grant.

								Information regarding the reported financial year
								Opening Balance	During the Year				Closing balance
Name of Directors, Position	Specification plan	Performance Period	Award Date	Vesting date	End of retention period	Exercise Period	Exercise price of stock option (€)	Stock options held at the beginning of the period	Stock options awarded	Stock options exercised	Stock options forfeited	Stock options vested	Stock options subjected to a service period	Stock options awarded and unvested	Stock options held at the end of the year		Stock options subjected to a retention period
Tim Van Hauwermeiren, CEO	Equity incentive plan	21/12/2018 - 01/12/2021	21/12/2018	(1)	31/12/2021	01/01/2022 - 21/12/2028	86.32	80,000	—	—	—	—	—	—	80,000		—
		20/12/2019 - 01/12/2022	20/12/2019	(1)	31/12/2022	01/01/2023 - 20/12/2029	135.75	80,000	—	—	—	—	—	—	80,000		—
		21/12/2020 - 01/12/2023	21/12/2020	(1)	31/12/2023	01/01/2024 - 21/12/2030	247.60	50,000	—	—	—	—	—	—	50,000		—
		24/12/2021 - 01/12/2024	24/12/2021	(1)	31/12/2024	01/01/2025 - 24/12/2031	309.20	25,000	—	—	—	—	—	—	25,000		—
		23/12/2022 - 01/12/2025	23/12/2022	(1)	31/12/2025	01/01/2026 - 23/12/2032	359.60	25,000	—	—	—	8,333	—	—	25,000		—
		03/07/2023 - 01/07/2026	03/07/2023	(1)	31/12/2026	01/01/2027 - 03/07/2033	355.40	30,000	—	—	—	10,000	5,833	5,833	30,000		30,000
		28/06/2024 - 01/06/2027	28/06/2024	(1)	31/12/2027	01/01/2028 - 28/06/2034	416.40	18,279	—	—	—	9,139	9,140	9,140	18,279		18,279
		30/06/2025 - 01/06/2028	30/06/2025	(1)	31/12/2028	01/01/2029 - 30/06/2035	479.30	—	15,027	—	—	—	15,027	15,027	15,027		15,027
Total								308,279	15,027	—	—	27,472	30,000	30,000	323,306		63,306

Karl Gubitz, CFO	Equity incentive plan	01/07/2021 - 01/07/2024	01/07/2021	(1)	N/A	01/07/2022 - 01/07/2031	255.10	24,000	—	24,000	—	—	—	—	—		—
		01/07/2022 - 01/07/2025	01/07/2022	(1)	N/A	01/07/2023 - 01/07/2032	357.50	16,000	—	—	—	3,111	—	—	16,000		—
		03/07/2023 - 01/07/2026	03/07/2023	(1)	N/A	03/07/2024 - 03/07/2033	355.40	15,000	—	—	—	5,000	2,917	2,917	15,000		—
		28/06/2024 - 01/06/2027	28/06/2024	(1)	N/A	28/06/2025 - 28/06/2034	416.40	12,738	—	—	—	6,369	6,369	6,369	12,738		—
		30/06/2025 - 01/06/2028	30/06/2025	(1)	N/A	01/01/2029 - 30/06/2035	479.30	—	8,812	—	—	—	8,812	8,812	8,812		—
Total								67,738	8,812	24,000	—	14,480	18,098	18,098	52,550		—

Karen Massey, COO	Equity incentive plan	03/07/2023 - 01/07/2026	03/07/2023	(1)	N/A	03/07/2024 - 03/07/2033	355.40	22,500	—	12,000	—	7,500	4,375	4,375	10,500		—
		28/06/2024 - 01/06/2027	28/06/2024	(1)	N/A	28/06/2025 - 28/06/2034	416.40	12,738	—	—	—	6,369	6,369	6,369	12,738		—
		30/06/2025 - 01/06/2028	30/06/2025	(1)	N/A	01/01/2029 - 30/06/2035	479.30	—	10,110	—	—	—	10,110	10,110	10,110		—
Total								35,238	10,110	12,000	—	13,869	20,854	20,854	33,348	3 3 , 3 4 8	—
1)1/3rd of the stock options vests on the first anniversary of the date of grant and the remaining 2/3rd vest in equal installments (24 in total) over the next two years, each time upon the 1st day of each next month.

PSU overview
The table below shows (i) the PSUs held as of January 1, 2025, (ii) the PSUs granted to the NEOs which vested during the year ended December 31, 2025 and (iii)
the number of PSUs scheduled to vest in the years ending December 31, 2026, December 31, 2027 and December 31, 2028. Each PSU was granted pursuant to the
Equity Incentive Plan:

					Information regarding the reported financial year
	The main conditions of PSU plan				Opening balance	During the Year			Closing balance
Name of Directors, Position	Vesting period	Award Date	Vesting date	End of retention period	PSUs held at the beginning of the year	PSUs awarded	PSU Forfeited	PSUs vested	PSUs subject to a service condition	PSUs awarded and unvested	PSUs held at the closing of the year	PSUs subject to a retention period
Tim van Hauwermeiren, CEO	01/01/2025 - 31/12/2027	30/06/2025	31/12/2027	N/A	–	5,085	–	–	–	5,085	5,085	–
Total					–	5,085	–	–	–	5,085	5,085	–

Karl Gubitz, CFO	01/01/2025 - 31/12/2027	30/06/2025	31/12/2027	N/A	–	2,983	–	–	–	2,983	2,983	–
Total					–	2,983	–	–	–	2,983	2,983	–

Karen Massey, COO	01/01/2025 - 31/12/2027	30/06/2025	31/12/2027	N/A	–	3,423	–	–	–	3,423	3,423	–
Total					–	3,423	–	–	–	3,423	3,423	–

RSU overview
The table below shows (i) the RSUs held as of January 1, 2025, (ii) the RSUs granted to the NEOs which vested during the year ended December 31, 2025 and (iii)
the number of RSUs scheduled to vest in the years ending December 31, 2026, December 31, 2027, December 31, 2028 and December 31, 2029. As of 2025, RSUs
were no longer granted to the NEOs and replaced by PSUs. Each RSU was granted pursuant to the Equity Incentive Plan:

					Information regarding the reported financial year
	The main conditions of RSU plan				Opening balance	During the Year			Closing balance
Name of Directors, Position	Vesting period	Award Date	Vesting date	End of retention period	RSUs held at the beginning of the year	RSUs awarded	RSU Forfeited	RSUs vested	RSUs subject to a service condition	RSUs awarded and unvested	RSUs held at the closing of the year	RSUs subject to a retention period
Tim van Hauwermeiren, CEO	24/12/2021 - 24/12/2025	24/12/2021	(1)	N/A	1,425	—	—	1,425	—	—	—	—
	23/12/2022 - 23/12/2026	23/12/2022	(1)	N/A	2,850	—	—	1,425	—	1,425	1,425	—
	03/07/2023 - 03/07/2027	07/03/2023	(1)	N/A	5,025	—	—	1,675	—	3,350	3,350	—
	28/06/2024 - 28/06/2028	28/06/2024	(1)	N/A	6,762	—	—	1,690	—	5,072	5,072	—
Total					16,062	—	—	6,215	—	9,847	9,847	—

Karl Gubitz, CFO	01/07/2021 - 01/07/2025	01/07/2021	(1)	N/A	1,350	—	—	1,350	—	—	—	—
	01/07/2022 - 01/07/2026	01/07/2022	(1)	N/A	1,800	—	—	900	—	900	900	—
	03/07/2023 - 03/07/2027	03/07/2023	(1)	N/A	2,513	—	—	838	—	1,675	1,675	—
	28/06/2024 - 28/06/2028	28/06/2024	(1)	N/A	4,712	—	—	1,178	—	3,534	3,534	—
Total					10,375	—	—	4,266	—	6,109	6,109	—

Karen Massey, COO	03/07/2023 - 03/07/2027	07/03/2023	(1)	N/A	3,769	—	—	1,256	—	2,513	2,513	—
	28/06/2024 - 28/06/2028	28/06/2024	(1)	N/A	4,712	—	—	1,178	—	3,534	3,534	—
Total					8,481	—	—	2,434	—	6,047	6,047	—
1) RSUs vest over a period of four years with 1/4th of the total grant vesting at each anniversary of the date of grant.

Remuneration of Other Members of the Senior Management Team
For the purposes of U.S. governance reporting requirements, all senior level employees reporting directly to the CEO qualify as the Company’s ‘executives’. The remuneration disclosures in relation to this more extensive group of senior personnel (excluding the NEOs) in this 2025 Remuneration Report is presented on an aggregated basis, with the exception of equity remuneration, which is presented on an individual basis.
Aggregate compensation for other members of the Senior Management Team
The following table sets forth information regarding aggregate compensation paid to members of the Senior
Management Team (other than the NEOs) during the year ended December 31, 2025.

(in $)	Compensation
Base pay	3,138,512
Variable STI1)	1,526,247
Compensation in the form of stock options	10,521,797
Compensation in the form of PSUs	7,443,617
Pension benefits2)	80,045
Fringe benefits3)	107,679
Other benefits4)	3,187,985
Total	26,005,882
1)Variable STI includes a performance based Company wide corporate bonus of €3,622 ($4,690) per member of the Senior Management Team.
2)Pension benefits include employer pension contributions.
3)Fringe benefits include company car costs, employer-paid medical insurance premiums, lunch allowances and representation allowances. pension contributions, social security costs and other allowances.
4)Other benefits consists of social security costs, other allowances and benefits. Employer social security costs were impacted by the increase of share-price at year end against the share-price as of December 31, 2025.
For more information on equity granted to members of the Senior Management Team (other than the NEOs), during
2025, please refer to “Item 6.B. — Compensation — Summary of Other members of the Senior Management Team”
below.

Summary of other members of the Senior Management Team
Stock options overview other members of the Senior Management Team
The following table sets forth information regarding stock option and PSU awards granted to members of the Senior Management Team during the year ended
December 31, 2025:

	PSUs granted in 2025		Stock options granted in 2025
Name	# PSUs	Key terms	# Stock options	Exercise price in €		Exercise price in $		Key terms
Arjen Lemmen	3,423	PSUs are subject to a cliff vest and settlement at the end of a performance period of 3-years.	10,110		479.30		561.74	1/3 vests after year 1 2/3 vest in monthly installments in year 2 and 3.
Malini Moorthy	2,983		8,812		479.30		561.74
Luc Truyen	2,983		8,812		479.30		561.74
Peter Ulrichts	2,983		8,812		479.30		561.74
Andria Wilk	879		2,596		479.30		561.74
The table below shows (i) the stock options held as of January 1, 2025, (ii) the stock options granted to members of Senior Management Team (other than the NEOs)
which vested during the year ended December 31, 2025, (iii) the number of stock options scheduled to vest in the years ending December 31, 2026, December 31,
2027 and December 31, 2028 and (iv) the respective exercise price of such stock options. Each stock option was granted pursuant to the Equity Incentive Plan:

							Information regarding the reported financial year
							Opening balance	During the Year				Closing balance
Name of Directors, Position	Specification plan	Performance period	Award date	Vesting date	Exercise period	Exercise price of stock option in €	Stock options held at the beginning of the year	Stock options awarded	Stock options exercised	Stock options forfeited	Stock options vested	Stock options held at the end of the year
Arjen Lemmen, Vice President of Corporate Development & Strategy	Equity incentive plan	21/12/2020 - 01/12/2023	21/12/2020	(1)	01/01/2024 - 21/12/2030	247.60	47,674	—	32,674	—	—	15,000
		24/12/2021 - 01/12/2024	24/12/2021	(1)	01/01/2025 - 24/12/2031	309.20	16,000	—	—	—	—	16,000
		23/12/2022 - 01/12/2025	23/12/2022	(1)	23/12/2023 - 23/12/2032	359.60	16,000	—	—	—	5,333	16,000
		03/07/2023 - 01/07/2026	03/07/2023	(1)	03/07/2024 - 03/07/2033	355.40	15,000	—	—	—	5,000	15,000
		28/06/2024 - 01/06/2027	28/06/2024	(1)	01/01/2028 - 28/06/2034	416.40	12,738	—	—	—	6,369	12,738
		30/06/2025 - 01/06/2028	30/06/2025	(1)	01/01/2029 - 30/06/2035	479.30	—	10,110	—	—	—	10,110
Total							107,412	10,110	32,674	—	16,702	84,848

Malini Moorthy, Legal Counsel	Equity incentive plan	01/04/2022 - 01/04/2025	01/04/2022	(1)	01/04/2023 - 01/04/2032	282.50	6,500	—	6,500	—	2,667	—
		03/07/2023 - 01/07/2026	03/07/2023	(1)	03/07/2024 - 03/07/2033	355.40	15,000	—	5,000	—	5,000	10,000
		28/06/2024 - 01/06/2027	28/06/2024	(1)	01/01/2028 - 28/06/2034	416.40	12,738	—	—	—	6,369	12,738
		30/06/2025 - 01/06/2028	30/06/2025	(1)	01/01/2029 - 30/06/2035	479.30	—	8,812	—	—	—	8,812
Total							34,238	8,812	11,500	—	14,036	31,550

Luc Truyen, CMO	Equity incentive plan	01/10/2021 - 01/10/2024	01/10/2021	(1)	01/01/2025 - 01/10/2026	259.5	24,000	—	24,000	—	—	—
		23/12/2022 - 01/12/2025	23/12/2022	(1)	01/01/2026 - 23/12/2027	359.6	16,000	—	—	—	5,333	16,000
		03/07/2023 - 01/07/2026	03/07/2023	(1)	01/01/2027 - 03/07/2028	355.4	15,000	—	—	—	5,000	15,000
		28/06/2024 - 01/06/2027	28/06/2024	(1)	01/01/2028 - 28/06/2034	416.40	12,738	—	—	—	6,369	12,738
		30/06/2025 - 01/06/2028	30/06/2025	(1)	01/01/2029 - 30/06/2035	479.30	—	8,812	—	—	—	8,812
Total							67,738	8,812	24,000	—	16,702	52,550

Peter Ulrichts, CSO	Equity incentive plan	20/12/2019 - 01/12/2022	20/12/2019	(1)	01/01/2023 - 20/12/2029	135.75	4,000	—	4,000	—	—	—
		21/12/2020 - 01/12/2023	21/12/2020	(1)	01/01/2024 - 21/12/2030	247.60	7,651	—	7,651	—	—	—
		24/12/2021 - 01/12/2024	24/12/2021	(1)	01/01/2025 - 24/12/2026	309.20	3,420	—	3,420	—	—	—
		23/12/2022 - 01/12/2025	23/12/2022	(1)	01/01/2026 - 23/12/2027	359.60	16,000	—	—	—	3,811	16,000
		03/07/2023 - 01/07/2026	03/07/2023	(1)	01/01/2027 - 03/07/2028	355.40	15,000	—	—	—	5,000	15,000
		28/06/2024 - 01/06/2027	28/06/2024	(1)	01/01/2028 - 28/06/2034	416.40	12,738	—	—	—	4,978	12,738
		30/06/2025 - 01/06/2028	30/06/2025	(1)	01/01/2029 - 30/06/2035	479.30	—	8,812	—	—	1,039	8,812
Total							58,809	8,812	15,071	—	14,828	52,550
Andria Wilk, Global Head of Quality	Equity incentive plan	21/12/2020 - 01/12/2023	21/12/2020	(1)	01/01/2024 - 21/12/2025	247.60	87	—	87	—	—	—
		24/12/2021 - 01/12/2024	24/12/2021	(1)	01/01/2025 - 24/12/2031	309.20	4,446	—	1,167	—	—	3,279
		23/12/2022 - 01/12/2025	23/12/2022	(1)	01/01/2026 - 23/12/2027	359.60	4,600	—	—	—	1,126	4,600
		03/07/2023 - 01/07/2026	03/07/2023	(1)	01/01/2027 - 03/07/2033	355.40	4,600	—	—	—	1,276	4,600
		28/06/2024 - 01/06/2027	28/06/2024	(1)	01/01/2028 - 28/06/2034	416.40	3,599	—	—	—	1,406	3,599
		30/06/2025 - 01/06/2028	30/06/2025	(1)	01/01/2029 - 30/06/2035	479.30	—	2,596	—	—	306	2,596
Total							17,332	2,596	1,254	—	4,114	18,674
1)1/3rd of the stock options vests on the first anniversary of the date of grant and the remaining 2/3rd vest in equal installments (24 in total) over the next two years, each time upon the 1st day of each next month.

PSU overview other members of the Senior Management Team
The table below shows (i) the PSUs held as of January 1, 2025, (ii) the PSUs granted to members of Senior Management Team (other than the NEOs) which vested during the year ended December 31, 2025 and (iii) the number of PSUs scheduled to vest in the years ending December 31, 2026, December 31, 2027 and December
31, 2028. Each PSU was granted pursuant to the Equity Incentive Plan:

				Information regarding the reported financial year
	Main conditions of the PSU plan			Opening balance	During the Year			Closing balance
Name of Directors, Position	Performance period	Award date	Vesting date	PSU’s held at the beginning of the year	PSUs awarded	PSUs forfeited	PSUs vested	PSUs held at the closing of the year
Arjen Lemmen, Vice President of Corporate Development & Strategy	01/01/2025 - 31/12/2027	30/06/2025	31/12/2027	—	3,423	—	—	3,423
Total				—	3,423	—	—	3,423

Malini Moorthy, General Counsel and Corporate Secretary	01/01/2025 - 31/12/2027	30/6/2025	31/12/2027	—	2,983	—	—	2,983
Total				—	2,983	—	—	2,983

Luc Truyen, CMO	01/01/2025 - 31/12/2027	30/6/2025	31/12/2027	—	2,983	—	—	2,983
Total				—	2,983	—	—	2,983

Peter Ulrichts, CSO	01/01/2025 - 31/12/2027	30/6/2025	31/12/2027	—	2,983	—	—	2,983
Total				—	2,983	—	—	2,983

Andria Wilk, Global Head of Quality	01/01/2025 - 31/12/2027	30/6/2025	31/12/2027	—	879	—	—	879
Total				—	879	—	—	879
RSU overview other members of the Senior Management Team
The table below shows (i) the RSUs held as of January 1, 2025, (ii) the RSUs granted to members of Senior Management Team (other than the NEOs) which vested during the year ended December 31, 2025 and (iii) the number of RSUs scheduled to vest in the years ending December 31, 2026, December 31, 2027, December 31,
2028 and December 31, 2029. As of 2025, RSUs were no longer granted to the other members of the Senior Management Team and replaced by PSUs. Each RSU was granted pursuant to the Equity Incentive Plan:

				Information regarding the reported financial year
	The main conditions of the RSU plan			Opening balance	During the Year			Closing balance
Name of Directors, Position	Vesting period	Award date	Vesting date	RSU’s held at the beginning of the year	RSUs awarded	RSUs forfeited	RSUs vested	RSUs held at the closing of the year
Arjen Lemmen, Vice President of Corporate Development & Strategy	24/12/2021 - 24/12/2025	24/12/2021	(1)	900	—	—	900	—
	23/12/2022 - 23/12/2026	23/12/2022	(1)	1,800	—	—	900	900
	03/07/2023 - 03/07/2027	03/07/2023	(1)	2,513	—	—	838	1,675
	28/06/2024 - 27/06/2028	28/06/2024	(1)	4,712	—	—	1,178	3,534
Total				9,925	—	—	3,816	6,109

Malini Moorthy, General Counsel and Corporate Secretary	01/04/2022 - 01/04/2026	01/04/2022	(1)	2,700	—	—	1,350	1,350
	03/07/2023 - 03/07/2027	03/07/2023	(1)	2,513	—	—	838	1,675
	28/06/2024 - 27/06/2028	28/06/2024	(1)	4,712	—	—	1,178	3,534
Total				9,925	—	—	3,366	6,559

Luc Truyen, CMO	01/10/2021 - 01/10/2025	01/10/2021	(1)	1,350	—	—	1,350	—
	23/12/2022 - 23/12/2026	23/12/2022	(1)	1,800	—	—	900	900
	03/07/2023 - 03/07/2027	03/07/2023	(1)	2,513	—	—	838	1,675
	28/06/2024 - 27/06/2028	28/06/2024	(1)	4,712	—	—	1,178	3,534
Total				10,375	—	—	4,266	6,109

Peter Ulrichts, CSO	24/12/2021 - 24/12/2025	24/12/2021	(1)	190	—	—	190	—
	23/12/2022 - 23/12/2026	23/12/2022	(1)	1,800	—	—	900	900
	03/07/2023 - 03/07/2027	03/07/2023	(1)	2,513	—	—	838	1,675
	28/06/2024 - 27/06/2028	28/06/2024	(1)	4,712	—	—	1,178	3,534
Total				9,215	—	—	3,106	6,109

Andria Wilk, Global Head of Quality	24/12/2021 - 24/12/2025	24/12/2021	(1)	247	—	—	247	—
	23/12/2022 - 23/12/2026	23/12/2022	(1)	500	—	—	250	250
	03/07/2023 - 03/07/2027	03/07/2023	(1)	750	—	—	250	500
	28/06/2024 - 27/06/2028	28/06/2024	(1)	1,331	—	—	333	998
Total				2,828	—	—	1,080	1,748
1)RSUs vest over a period of four years with 1/4th of the total grant vesting at each anniversary of the date of grant.

Summary of Non-Executive Director Equity compensation
RSU overview Non-Executive Directors

					Information regarding the reported financial year
	The main conditions of RSU plan				Opening balance	During the Year		Closing balance
Name of member of Board of Directors	Vesting period	Award date	Vesting date	End of holding period	RSUs held at the beginning of the year	RSUs awarded	RSUs vested	RSUs subject to a service condition	RSUs awarded and unvested	RSUs held at the closing of the year
Ana Céspedes	23/12/2022 - 23/12/2026	23/12/2022	(1)	N/A	450	—	225	—	225	225
	03/07/2023 - 03/07/2027	03/07/2023	(1)	N/A	131	—	43	—	88	88
	28/06/2024 - 28/06/2025	28/06/2024	(1)	28/06/2028	1,065	—	1,065	—	—	1,065
	30/06/2025 - 30/06/2026	30/06/2025	(1)	30/06/2029	—	703	—	—	703	703
Total					1,646	703	1,333	—	1,016	2,081

James Daly	24/12/2021 - 24/12/2025	24/12/2021	(1)	N/A	150	—	150	—	—	—
	23/12/2022 - 23/12/2026	23/12/2022	(1)	N/A	300	—	150	—	150	150
	03/07/2023 - 03/07/2027	03/07/2023	(1)	N/A	263	—	88	—	175	175
	28/06/2024 - 28/06/2025	28/06/2024	(1)	28/06/2028	1,065	—	1,065	—	—	1,065
	30/06/2025 - 30/06/2026	30/06/2025	(1)	30/06/2029	—	703	—	—	703	703
Total					1,778	703	1,453	—	1,028	2,093

Donald deBethizy2)	24/12/2021 - 24/12/2025	24/12/2021	(1)	N/A	150	—	150	—	—	—
	23/12/2022 - 23/12/2026	23/12/2022	(1)	N/A	300	—	150	—	150	150
	03/07/2023 - 03/07/2027	03/07/2023	(1)	N/A	263	—	263	—	—	—
	28/06/2024 - 28/06/2025	28/06/2024	(1)	28/06/2028	1,065	—	1,065	—	—	1,065
Total					1,778	—	1,628	—	150	1,215

Pamela Klein	24/12/2021 - 24/12/2025	24/12/2021	(1)	N/A	300	—	150	—	150	150
	23/12/2022 - 23/12/2026	23/12/2022	(1)	N/A	450	—	150	—	300	300
	03/07/2023 - 03/07/2027	03/07/2023	(1)	N/A	350	—	87	—	263	263
	28/06/2024 - 28/06/2025	28/06/2024	(1)	28/06/2028	1,065	—	1,065	—	—	1,065
	30/06/2025 - 30/06/2026	30/06/2025	(1)	30/06/2029	—	703	—	—	703	703
Total					2,165	703	1,452	—	1,416	2,481

Brian Kotzin	28/06/2024 - 28/06/2028	28/06/2024	(1)	28/06/2028	1,598	—	1,598	—	—	1,598
	30/06/2025 - 30/06/2026	30/06/2025	(1)	30/06/2029	—	703	—	—	703	703
Total					1,598	703	1,598	—	703	2,301

					Information regarding the reported financial year
	The main conditions of RSU plan				Opening balance	During the Year		Closing balance
Steve Krognes	03/04/2023 - 03/04/2027	03/04/2023	(1)	N/A	394	—	132	—	262	262
	28/06/2024 - 28/06/2025	28/06/2024	(1)	28/06/2028	1,065	—	1,065	—	—	1,065
	30/06/2025 - 30/06/2026	30/06/2025	(1)	30/06/2029	—	703	—	—	703	703
Total					1,459	703	1,197	—	965	2,030

Anthony Rosenberg	24/12/2021 - 24/12/2025	24/12/2021	(1)	N/A	150	—	150	—	—	—
	23/12/2022 - 23/12/2026	23/12/2022	(1)	N/A	300	—	150	—	150	150
	03/07/2023 - 03/07/2027	03/07/2023	(1)	N/A	263	—	88	—	175	175
	28/06/2024 - 28/06/2025	28/06/2024	(1)	28/06/2028	1,065	—	1,065	—	—	1,065
	30/06/2025 - 30/06/2026	30/06/2025	(1)	30/06/2029	—	703	—	—	703	703
Total					1,778	703	1,453	—	1,028	2,093

Camilla Sylvest	03/10/2022 - 03/10/2026	03/10/2022	(1)	N/A	450	—	225	—	225	225
	03/07/2023 - 03/07/2027	03/07/2023	(1)	N/A	197	—	65	—	132	132
	28/06/2024 - 28/06/2025	28/06/2024	(1)	28/06/2028	1,065	—	1,065	—	—	1,065
	30/06/2025 - 30/06/2026	30/06/2025	(1)	30/06/2029	—	703	—	—	703	703
Total					1,712	703	1,355	—	1,060	2,125

Peter Verhaeghe	24/12/2021 - 24/12/2025	24/12/2021	(1)	N/A	150	—	150	—	—	—
	23/12/2022 - 23/12/2026	23/12/2022	(1)	N/A	300	—	150	—	150	150
	03/07/2023 - 03/07/2027	03/07/2023	(1)	N/A	263	—	88	—	175	175
	28/06/2024 - 28/06/2025	28/06/2024	(1)	28/06/2028	1,065	—	1,065	—	—	1,065
	30/06/2025 - 30/06/2026	30/06/2025	(1)	30/06/2029	—	703	—	—	703	703
Total					1,778	703	1,453	—	1,028	2,093
1)RSUs granted before 2024 vest over a period of four years with 1/4th of the total grant vesting at each anniversary of the date of grant. RSUs granted to Non-Executive Directors in 2024 will all vest on the 1st anniversary of the grant date in 2025 and are subject to a holding period of 3 years.
2)Donald deBethizy retired from the Board of Directors and the Research and Development Committee on May 27, 2025.

Stock Option overview Non-Executive Director

							Information regarding the reported financial year
							Opening balance	During the Year			Closing balance
Name of Directors	Performance period	Award date	Vesting date	End of retention period	Exercise period	Exercise price of stock option (€)	Stock options held at the beginning of the year	Stock options awarded	Stock options exercised	Stock options vested	Stock options subject to a service condition	Stock options awarded and unvested	Stock options held at the end of the year	Stock options subject to a retention period
Ana Céspedes	23/12/2022 - 23/12/2025	23/12/2022	(2)	31/12/2025	23/12/2023 - 23/12/2032	359.60	4,050	—	—	4,050	—	—	4,050	—
	03/07/2023 - 03/07/2026	03/07/2023	(2)	31/12/2026	03/07/2024 - 03/07/2033	355.40	800	—	—	—	—	800	800	800
Total							4,850	—	—	4,050	—	800	4,850	800

James Daly	21/12/2020 - 21/12/2023	21/12/2020	(1)	N/A	21/12/2021 - 21/12/2030	247.60	10,000	—	10,000	—	—	—	—	—
	24/12/2021 - 24/12/2024	24/12/2021	(2)	31/12/2024	24/12/2022 - 24/12/2031	309.20	2,700	—	2,700	—	—	—	—	—
	23/12/2022 - 23/12/2025	23/12/2022	(2)	31/12/2025	23/12/2023 - 23/12/2032	359.60	2,700	—	2,700	—	—	—	2,700	—
	03/07/2023 - 03/07/2026	03/07/2023	(2)	31/12/2026	03/07/2024 - 03/07/2033	355.40	1,600	—	—	—	—	1,600	1,600	1,600
Total							17,000	—	15,400	—	—	1,600	4,300	1,600

Donald deBethizy 3)	18/06/2016 - 18/06/2019	18/06/2016	(1)	N/A	18/06/2017 - 18/06/2026	11.38	10,000	—	—	—	—	—	10,000	—
	21/12/2018 - 21/12/2021	21/12/2018	(1)	N/A	21/12/2019 - 21/12/2028	86.32	10,000	—	—	—	—	—	10,000	—
	20/12/2019 - 20/12/2022	20/12/2019	(1)	N/A	20/12/2020 - 20/12/2029	135.75	10,000	—	—	—	—	—	10,000	—
	21/12/2020 - 21/12/2023	21/12/2020	(1)	N/A	21/12/2021 - 21/12/2030	247.60	10,000	—	—	—	—	—	10,000	—
	24/12/2021 - 24/12/2024	24/12/2021	(2)	31/12/2024	24/12/2022 - 24/12/2031	309.20	2,700	—	2,700	—	—	—	—	—
	23/12/2022 - 23/12/2025	23/12/2022	(2)	31/12/2025	23/12/2023 - 23/12/2032	359.60	2,700	—	—	2,700	—	—	2,700	—
	03/07/2023 - 03/07/2026	03/07/2023	(2)	31/12/2026	03/07/2024 - 03/07/2033	355.40	1,600	—	—	1,600	—	—	1,600	1,600
Total							47,000	—	2,700	4,300	—	—	44,300	1,600

							Information regarding the reported financial year
							Opening balance	During the Year			Closing balance
Name of Directors	Performance period	Award date	Vesting date	End of retention period	Exercise period	Exercise price of stock option (€)	Stock options held at the beginning of the year	Stock options awarded	Stock options exercised	Stock options vested	Stock options subject to a service condition	Stock options awarded and unvested	Stock options held at the end of the year	Stock options subject to a retention period
Pamela Klein	20/12/2019 - 20/12/2022	20/12/2019	(1)	N/A	20/12/2020 - 20/12/2029	135.75	7,500	—	5,000	—	—	—	2,500	—
	21/12/2020 - 21/12/2023	21/12/2020	(1)	N/A	21/12/2021 - 21/12/2030	247.60	10,000	—	—	—	—	—	10,000	—
	24/12/2021 - 24/12/2024	24/12/2021	(2)	31/12/2024	24/12/2022 - 24/12/2031	309.20	2,700	—	—	—	—	—	2,700	—
	23/12/2022 - 23/12/2025	23/12/2022	(2)	31/12/2025	23/12/2023 - 23/12/2032	359.60	2,700	—	—	2,700	—	—	2,700	—
	03/07/2023 - 03/07/2026	03/07/2023	(2)	31/12/2026	03/07/2024 - 03/07/2033	355.40	1,600	—	—	—	—	1,600	1,600	1,600
Total							24,500	—	5,000	2,700	—	1,600	19,500	1,600

Steve Krognes	03/04/2023 - 03/04/2026	03/04/2023	(2)	31/12/2026	03/04/2024 - 03/04/2033	340.70	2,400	—	—	—	—	2,400	2,400	2,400
Total							2,400	—	—	—	—	2,400	2,400	2,400

Anthony Rosenberg	13/12/2016 - 13/12/2019	13/12/2016	(1)	N/A	13/12/2017 - 13/12/2026	14.13	7,800	—	7,800	—	—	—	—	—
	21/12/2018 - 21/12/2021	21/12/2018	(1)	N/A	21/12/2019 - 21/12/2028	86.32	10,000.00	—	—	—	—	—	10,000.00	—
	20/12/2019 - 20/12/2022	20/12/2019	(1)	N/A	20/12/2020 - 20/12/2029	135.75	8,840	—	—	—	—	—	8,840	—
	21/12/2020 - 21/12/2023	21/12/2020	(1)	N/A	21/12/2021 - 21/12/2030	247.60	3,640	—	—	—	—	—	3,640	—
	24/12/2021 - 24/12/2024	24/12/2021	(2)	31/12/2024	24/12/2022 - 24/12/2031	309.20	2,700	—	—	—	—	—	2,700	—
	23/12/2022 - 23/12/2025	23/12/2022	(2)	31/12/2025	23/12/2023 - 23/12/2032	359.60	2,700	—	—	2,700	—	—	2,700	—
	03/07/2023 - 03/07/2026	03/07/2023	(2)	31/12/2026	03/07/2024 - 03/07/2033	355.40	1,600	—	—	—	—	1,600	1,600	1,600
Total							37,280	—	7,800	2,700	—	1,600	29,480	1,600

Camilla Sylvest	03/10/2022 - 03/10/2025	03/10/2022	(2)	31/12/2025	03/10/2023 - 03/10/2032	368.50	4,050	—	—	4,050	—	—	4,050	—
	03/07/2023 - 03/07/2026	03/07/2023	(2)	31/12/2026	03/07/2024 - 03/07/2033	355.40	1,200	—	—	—	—	1,200	1,200	1,200
Total							5,250	—	—	4,050	—	1,200	5,250	1,200

							Information regarding the reported financial year
							Opening balance	During the Year			Closing balance
Name of Directors	Performance period	Award date	Vesting date	End of retention period	Exercise period	Exercise price of stock option (€)	Stock options held at the beginning of the year	Stock options awarded	Stock options exercised	Stock options vested	Stock options subject to a service condition	Stock options awarded and unvested	Stock options held at the end of the year	Stock options subject to a retention period
Peter Verhaeghe	18/06/2016 - 18/06/2019	06/18/2016	(1)	31/12/2019	01/01/2020 - 18/06/2026	11.38	4,000	—	4,000	—	—	—	—	—
	21/12/2018 - 21/12/2021	12/21/2018	(1)	31/12/2021	01/01/2022 - 21/12/2028	86.32	10,000	—	—	—	—	—	10,000	—
	20/12/2019 - 20/12/2022	12/20/2019	(1)	31/12/2022	01/01/2023 - 20/12/2029	135.75	10,000	—	—	—	—	—	10,000	—
	21/12/2020 - 21/12/2023	12/21/2020	(1)	31/12/2023	01/01/2024 - 21/12/2030	247.60	10,000	—	—	—	—	—	10,000	—
	24/12/2021 - 24/12/2024	12/24/2021	(2)	31/12/2024	01/01/2025 - 24/12/2031	309.20	2,700	—	—	—	—	—	2,700	—
	23/12/2022 - 23/12/2025	12/23/2022	(2)	31/12/2025	01/01/2026 - 23/12/2032	359.6	2,700	—	—	2,700	—	—	2,700	—
	03/07/2023 - 03/07/2026	07/03/2023	(2)	31/12/2026	01/01/2027 - 03/07/2033	355.40	1,600	—	—	—	—	1,600	1,600	1,600
Total							41,000	—	4,000	2,700	—	1,600	37,000	1,600
1)1/3 of stock options vests on the first anniversary of the grant and the remaining 2/3rd vest in equal monthly installments (24 in total) over the next two years, each time upon the 1st day of the month.
2)Stock options vest upon third anniversary of the grant.
3)Donald deBethizy retired from the Board of Directors, the Remuneration and Nomination and Research and Development Committee on May 27, 2025.

C.BOARD PRACTICES
Director Independence
As a foreign private issuer, under the Nasdaq Listing Rules, we are not required to have a majority independent directors on our Board of Directors, except that Audit and Compliance Committee is required to consist fully of independent directors. However, our Board of Directors has determined that, taking into account any applicable committee independence standards, at the date of this Annual Report, all of our Non-Executive Directors, including the members of
Audit and Compliance Committee, are “independent directors” under Rule 10A-3 of the Exchange Act and the applicable rules of Nasdaq and of the DCGC. In making such determination, our Board of Directors considered the relationships that each Non-Executive Director has with us and all other facts and circumstances our Board of Directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).
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
Directors may be suspended or removed by the General Meeting at any time, with or without cause, by means of a resolution passed by a simple majority of the votes cast. Pursuant to the DCC, Executive Directors may also be suspended by the Board of Directors. The suspension of an Executive Director by the Board of Directors may be
discontinued by the General Meeting.
Diversity
In accordance with applicable Dutch legislation, we are required to report annually to the Social Economic Council
(Sociaal-Economische Raad) on (i) the gender ratio, i.e., the male and female Executive Directors and Non-Executive
Directors, as well as employees in managerial positions at the end of the financial year, (ii) the Company’s self-imposed appropriate and ambitious targets in the form of a target figure to make the ratio between the number of male and female
Executive Directors and Non-Executive Directors, as well as in categories of employees in managerial positions to be determined by the Company, more balanced, and (iii) the plan of action to achieve these targets or quotas. If we have not complied with one or more of the foregoing, we are required to report on the reasons for this non-compliance.
In accordance with our Diversity, Equity and Inclusion Policy, we aim to foster an inclusive work environment in support of our strategic plan and priorities. We continue to raise the bar in this regard, and to commit to measures and goals designed to support our maturing company culture. We aim to have an equal gender balance in our Board of
Directors and in our Company leadership (including functional leaders and project leaders).
As of December 31, 2025, our Board of Directors consisted of 9 directors, including 1 Executive Director and 8 Non-
Executive Directors. Of the directors who chose to disclose their gender, the Board of Directors contained 5 male directors and 3 female directors (Non-Executive Directors), translating into a 55.56% male/33.33% female balance for our full Board of Directors (compared to 6 males and 3 females (Non-Executive Directors) (60.00%/30.00%) as of
December 31, 2024) and a 62.50% male / 37.50% female balance for our Non-Executive Directors (compared to 66.67%
male/33.33% female as of December 31, 2024). 90% of our directors in the Board of Directors are independent. In line with our reporting to the Social Economic Council, our annual objective is to attain an equal gender balance (50% male and 50% female) by 2050 in our Board of Directors and in our Company leadership (including functional and project leaders).
In 2025, one Non-Executive Director (Anthony Rosenberg) was re-appointed. Although the gender balance was not equal, our Board of Directors nominated Anthony Rosenberg for appointment at the 2025 General Meeting. Our Board of Directors highly valued the skills, knowledge and expertise built up during his career and his contribution and performance as Non-Executive Director. The Board of Directors will take the targets into account for future nomination appointments.
As of December 31, 2025, our Company leadership team consisted of 78 persons, comprised of a mix of
39 males and 39 females, (50% / 50% respectively) while 0 positions remained vacant. Compared to

57 persons as of December 31, 2024, comprised of a mix of 24 males and 28 females, (42% / 49% respectively) while 5 positions remained vacant. Our leadership consists of all full time employees reporting directly to our CEO, as well as all
(other) leaders of our largest functions and projects. Each of these positions is characterized by a high impact across the organization, leading a global and cross functional team and having a global reach. As of December 31, 2025, 61% of our workforce were female and 39% were male (compared to 58% female and 42% male as of December 31, 2024).
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
For a discussion of date of expiration of the current term of office and the period during which the person has served in that office, “Item 6.1. — Directors, Senior Management and Employees —  Directors and Senior Management”.
Except for the arrangements described in “Item 7.B. — Related Party Transactions —  Agreements with Our Senior
Management”, there are no arrangements or understanding between us and any of the Executive Directors providing for benefits upon termination of their employment, other than as required by applicable law. In addition, the contracts between us and our Non-Executive Directors do not provide for any benefits upon termination. In addition, the Company is not party to any agreement with a director or employee providing compensation if his or her employment is terminated because of a public takeover offer in respect of the Company.

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
Our Board of Directors has established and appointed (i) an Audit and Compliance Committee; and (ii) the
Remuneration and Nomination Committee.
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
Audit and Compliance Committee
Our Audit and Compliance Committee consists of four members: Steve Krognes (chairperson), Peter Verhaeghe,
Anthony Rosenberg and James Daly.
Our Board of Directors previously established that Peter Verhaeghe, Anthony Rosenberg, James Daly and Steve
Krognes satisfy the independence requirements set forth in Rule 10A-3 of the Exchange Act and that Steve Krognes qualifies as “audit committee financial experts” as defined by SEC rules and Article 39 paragraph 1 of Directive
2014/56/EU of the European Parliament and of the Council of April 16, 2014 amending Directive 2006/43/EC on statutory audits of annual accounts and consolidated accounts (which has been laid down in Dutch law by the Decree establishment audit committee (Besluit instelling auditcommissie) and has the requisite financial sophistication under the applicable Nasdaq rules and regulations. Further, our Board of Directors established that the composition of the Audit and Compliance Committee meets the requirements under the Dutch Decree on Establishing Audit Committees.
Our Audit and Compliance Committee assists our Board of Directors in overseeing the accuracy and integrity of our accounting, financial and non-financial (including sustainability) reporting processes and audits and reviews of our
(consolidated) financial statements as well as non-financial information, the implementation and effectiveness of an internal control system and our compliance with legal and regulatory requirements, the independent auditors’
qualifications and independence and the performance of the independent auditors. Our Audit and Compliance Committee is also responsible for monitoring the status of, and compliance with, our global ethics and compliance program and meets with the head of our ethics and compliance function at least quarterly to discuss the status and overall effectiveness of the program as well as any issues or incidents that occurred and remedial actions needed (if applicable).
The Committee furthermore oversees climate-related risks and supervises the status of the Company’s cybersecurity program and regularly (at least quarterly) discusses the status thereof with management.
Our Audit and Compliance Committee is governed by a charter that complies with the Nasdaq Listing Rules and the
DCGC and is publicly available on our website. It is responsible for, among other things, establishing methods and procedures for supervising, and where necessary requiring improvements of, our financial reporting, risk management, ethics and compliance and organization for the purpose of making appropriate recommendations to our Board of
Directors in that regard.
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
Report Audit and Compliance Committee
The Audit and Compliance Committee reports regularly to our Board of Directors on the exercise of its functions. It informs our Board of Directors about all areas in which action or improvement is necessary in its opinion and produces recommendations concerning the necessary steps that need to be taken. The audit review and the reporting on that review cover the Company and its subsidiaries as a whole and the external auditor is also present during these meetings.
In 2025, the main topics of discussion at the meetings were the 2024 consolidated financial statements and press release as well as interim consolidated financial statements and press releases, internal audit and external auditors’ reports, the review of quarterly forecasts and financial plan, tax updates, cash management, compliance with CSRD and updating the double materiality assessment), the Company’s ethics and compliance program, the Company’s cyber security program and risks related to AI, the Company’s privacy program and the certification of the recently included VOR (Verklaring
Omtrent Risicobeheersing/statement on risk management) statement in the DCGC.
In 2025, 8 formal Audit and Compliance Committee meetings were held as well as multiple informal meetings. The formal meeting attendance rate for our Non-Executive Directors is set out in the table below.

Name	Number of meetings attended in 2025 since appointment	Attendance %
Steve Krognes (chairperson)	8	100%
Peter Verhaeghe	7	87.5%
Anthony Rosenberg	8	100%
James Daly	7	87.5%
Remuneration and Nomination Committee
We have established a Remuneration and Nomination Committee, which serves as both the remuneration committee and selection and appointment committee as prescribed by the DCGC. Our Remuneration and Nomination Committee
currently consists of three members: Ana Céspedes (chairperson), Peter Verhaeghe and Steve Krognes. Donald
deBethizy retired from the Board of Directors and the Remuneration and Nomination Committee on May 27, 2025.
Consequently, Ana Céspedes succeeded Donald deBethizy as the chairperson of the Remuneration and Nomination
Committee and Steve Krognes became a member of the Remuneration and Nomination Committee.
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
Report Remuneration and Nomination Committee
The Remuneration and Nomination Committee assists the Board of Directors by, amongst other matters, regularly reviewing our remuneration policy, preparing remuneration proposals and periodically assessing the size and composition of the Board of Directors and the Executive Management Team and development of talent throughout the
Company. During their deliberations in 2025, the main topics of discussion at the meetings were long-term succession and development planning for key Company leadership and proposing appropriate remuneration policies during the annual general meeting (AGM) held on May 27, 2025 (the 2025 General Meeting) and the EGM, taking into account stakeholder feedback following extensive engagement efforts and benchmarking all remuneration against our peer group.
In 2025, 6 formal Remuneration and Nomination Committee meetings were held as well as multiple informal meetings.
The formal meeting attendance rate for our Directors is set out in the table below.

Name	Number of meetings attended in 2025 since appointment (and up to resignation or since joining, as applicable)	Attendance %
Ana Céspedes1)	6	100%
Donald deBethizy2) (chairperson until May 27, 2025)	3	100%
Peter Verhaeghe	6	100%
Steve Krognes3)	3	100%
1)Ana Céspedes succeeded Donald deBethizy as chairperson of the Remuneration and Nomination Committee effective May 27, 2025.
2)Donald deBethizy retired from the Board of Directors and the Remuneration and Nomination Committee on May 27, 2025.
3)Steve Krognes joined the Remuneration and Nomination Committee effective May 27, 2025.
Informal subcommittees
Research and Development Committee
The research and development committee consists of members of our Board of Directors and other persons, which composition may vary from time to time. Currently, the research and development committee consists of three members who are also members of our Board of Directors: Brian Kotzin(chairperson),  Pamela Klein and Tim Van
Hauwermeiren. Non-board member advisors of the research and development committee include David Lacey, Prof.
Hans de Haard, Wim Parys and Mary Lynne Hedley. Ad-hoc participants to the committee meetings include a variety of employees and/or external advisors, depending on the needs of the committee and the topics under discussion. Donald
deBethizy retired from the Board of Directors and the Research and Development Committee on May 27, 2025.
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
Report Research and Development Committee
The research and development committee functions as a sounding board to our research and development management, the Executive Management Team and the Board of Directors, and monitors our research and development goals, strategies and measures. In 2025, the committee held 5 formal meetings, in which it focused mainly on the vision and strategy on science, the Company’s research and development pipeline including its preclinical and clinical stage product-candidates, potential future indications for its commercial stage products and developments in relation to our
IIP.
The meeting attendance rate for our directors is set out in the table below.

Name	Number of meetings attended in 2025 since appointment (and up to resignation or since joining, as applicable)	Attendance %
Brian Kotzin (chairperson)	5	100%
Donald deBethizy1)	2	100%
Pamela Klein	5	100%
Tim Van Hauwermeiren2)	5	100%
1)Donald deBethizy retired from the Board of Directors and the Research and Development Committee on May 27, 2025.
2)Tim Van Hauwermeiren joined the Research and Development Committee as a member as on May 27, 2025.
Commercialization Committee
Our commercialization committee consists of members of our Board of Directors and other persons, which composition may vary from time to time. As of the date of this Annual Report, the commercialization committee consists of three members:James Daly (chairperson), Anthony Rosenberg and Camilla Sylvest.
The commercialization committee is responsible for, among other things:
•reviewing and guiding the commercialization strategies and to promote and support innovation within commercialization efforts;
•providing guidance on the global product launch strategies, global manufacturing, packaging, labeling and distribution strategies, patient support programs and end-of-life product management;
•sales and marketing activities, including engagement of downstreams payors and stakeholders.
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
Report Commercialization Committee
The commercialization committee functions as a sounding board on branded and unbranded strategic marketing plans for the Board of Directors. In 2025, the committee held 5 formal meetings, in which it focused mainly on the continued
commercialization efforts of VYVGART in gMG and CIDP, the execution of our launch of the PFS in the U.S. as well as the preparation for potential future launches, subject to obtaining further approvals.
The meeting attendance rate for our directors is set out in the table below.

Name	Number of meetings attended in 2025 since appointment	Attendance %
James Daly (chairperson)	5	100%
Anthony Rosenberg	5	100%
Camilla Sylvest	5	100%
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
A director having a direct or indirect personal interest that conflicts with the interest of the Company and its affiliated enterprise has a conflict of interest. Each director shall inform all other directors of a conflict of interest without delay. A director shall not participate in the deliberations and decision-making process in relation to an item if he has a conflict of interest with respect thereto. In such case, the other directors shall resolve the item. In case because of this no resolution can be adopted by the Executive Director(s), the Non-Executive Directors will resolve on the matter. In case because of this no resolution can be adopted by the Non-Executive Directors, the Board of Directors will resolve on the matter as if there were no conflict of interest.
The Executive Director(s) are required to be asked their vision on their own remuneration in accordance with best practice provision 3.2.2 of the DCGC but may not participate in the adoption of resolutions (including any deliberations in respect of such resolutions) relating to their remuneration.
Board Evaluation
The Board of Directors evaluates its functioning and the functioning of its committees and of each individual director annually. The evaluation process is performed with the help of an external professional board evaluation consultant. In
2025, the evaluation was performed by Nasdaq Center for Board Excellence. The evaluation includes preparing specific questionnaires focusing on the skills and competences most relevant to us, and the most material board topics and challenges we face. The written questionnaire is then followed up by one-to-one interviews with the representative of
Nasdaq Center for Board Excellence with each member of the Board of Directors, followed by a debrief and discussion held with the external evaluator and the entire Board of Directors both in writing (in form of a report) and in the form of a live discussion of the evaluation report aimed at distilling specific learnings and conclusions.
Based on the self-evaluation performed, the Non-Executive Directors concluded that the Board of Directors and its committees had properly discharged their responsibilities during 2025. The Board of Directors identified certain strengths and weaknesses and adopted a plan for further board development and succession in 2026. All directors consider the Board of Directors, in line with previous years to have high integrity with a continued commitment to high quality governance and a shared desire to continuously improve the Board of Directors. The importance to preserve this was highlighted by Nasdaq Center for Board Excellence. All Non-Executive Directors consider fostering further development and education of great importance, which can be developed in 2026 through advisory board sessions, deep-
dives and other external educational courses. Lastly, all Non-Executive Directors will continue discussions on Board of
Directors and the Executive Management team succession and focus on further developing profiles for future Board of
Director candidates.

D.EMPLOYEES
As of December 31, 2025, we had 1,863 employees and 1,659 consultants, which we refer to as “contingent workers”.
At each date shown below, we had the following number of employees, broken out by department and geography.

	As of December 31,
	2025	2024	2023
Function:
Research and development	773	644	653
Selling, general and administrative	1,090	955	495
Total	1,863	1,599	1,148
Geography:
U.S.	789	694	454
Belgium	565	466	355
Japan	146	139	116
Switzerland	71	49	28
Germany	55	41	25
UK	48	44	37
Italy	39	33	27
France	38	38	40
The Netherlands	38	34	22
Spain	34	32	20
Canada	24	19	16
Rest of the World/Remote	16	10	8
Total	1,863	1,599	1,148
Collective bargaining agreements (CBAs) can be entered into in Belgium and other jurisdictions at the national, industry, or company levels. These CBAs are binding on both employers and employees. We have no trade union representation or CBAs at the company level, but we are subject to the national and chemical industry CBAs. The CBAs currently applicable to us relate to employment conditions such as wages, working time, job security, innovation and supplementary pensions. We have not had, and do not anticipate having, disputes on any of these subjects. CBAs may, however, change the employment conditions of our employees in the future and hence adversely affect our employment relationships.
E.SHARE OWNERSHIP
For information regarding the share ownership of our directors and members of our executive committee, see “Item 6.B.
— Compensation” and “Item 7.A. — Major Shareholders”.
F.DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED
COMPENSATION
Not applicable.
ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.MAJOR SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at February
19, 2026 for:
•each person who is known by us to own beneficially more than 3% of our total outstanding ordinary shares;
•each member of our Board of Directors and our Senior Management Team; and

•all members of our Board of Directors and our Senior Management Team as a group.
Beneficial ownership is determined in accordance with the rules of the SEC, which may materially differ from other rules applicable to us. The SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 19, 2026. The percentage ownership information shown in the table is based upon
62,062,888 ordinary shares outstanding as at February 19, 2026.
Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.
In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options held by that person that are immediately exercisable or exercisable within 60 days of February 19, 2026. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders.

Shares beneficially owned
Name of beneficial owner	Number	Percentage
3% or Greater Shareholders:
FMR LLC (1)	6,152,483.21	9.99%
	6,019,642.92	9.78 (voting) %
Blackrock, Inc. (2)	3,874,991	6.33%
	4,521,917	7.39 (voting) %
T. Rowe Price Group, Inc. (3)	3,647,000	6.00%

Wellington Management Group LLP (4)	–	0.00%
	2,150,704 (voting)	3.62 (voting) %
Capital Research and Management Company (5)	—	0.00%
	1,837,683 (voting)	3.07 (voting) %
Janus Henderson Group plc (6)	1,784,723	3.02%

Directors and Senior Management
Tim Van Hauwermeiren (7)		* %
Donald deBethizy (8)		* %
Steve Krognes (9)		* %
Peter Verhaeghe (10)		* %
Pamela Klein (11)		* %
Anthony Rosenberg (12)		* %
James Daly (13)		* %
Camilla Sylvest (14)		* %
Ana Céspedes (15)		* %
Brian Kotzin (16)		* %
Karen Massey (17)		* %
Karl Gubitz (18)		* %
Luc Truyen (19)		* %
Peter Ulrichts (20)		* %
Arjen Lemmen (21)		* %
Malini Moorthy (22)		* %
Andria Wilk (23)		* %
All executive officers and directors as a group (17 persons)		1.17%
•Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
1)Based solely on the most recent transparency notification filed with Dutch the Authority for the Financial Markets (Stichting Autoriteit
Financiële Markten) (AFM) as of February 19, 2026. Consists of (a) 6,152,483.21 ordinary shares, and (b) voting rights on 6,019,642.92 ordinary shares. Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings.
2)Based solely on the most recent transparency notification filed with Dutch the Authority for the Financial Markets (Stichting Autoriteit

Financiële Markten) (AFM) as of February 19, 2026. Consists of (a) 3,253,767 ordinary shares, 25,008 contracts for difference, and 596,216 stock certificates (certificaat van aandeel) and (b) voting rights on (i) 3,822,260 ordinary shares, (ii) 25,008 contracts for difference, and 674,649 stock certificates (certificaat van aandeel). Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings.
(1.Based on the most recently available Schedule 13G filed with the SEC on November 14, 2025. According to its Schedule 13G, T. Rowe Price
Associates, Inc. reported having sole voting power over 3,590,111 ADSs and sole dispositive power over 3,640,675 ADSs. The Schedule 13G contained information as of September 30, 2025 and may not reflect current holdings of the Company’s stock. The address for T. Rowe Price
Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.
(2.Based solely on the most recent transparency notification filed with the AFM as of February 19, 2026. Consists of voting rights on 330,691
ADSs, 1,819,494 ordinary shares, and 519 total equity return swaps. Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings.
(3.Based solely on the most recent transparency notification filed with the AFM as of February 19, 2026. Consists of voting rights on 206,694 ordinary shares and 1,630,989 ADSs. Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings.
(4.Based solely on the most recent transparency notification filed with the AFM as of February 19, 2026. Consists of 10,882 ordinary shares and
1,773,841 ADSs. Other information regarding this shareholder’s beneficial ownership of our shares is not known to us or, to our knowledge, ascertainable from public filings.
(5.Consists of (1) 96,975 ordinary shares (of which 72,095.61 ordinary shares are directly and indirectly held by Mr. Van Hauwermeiren and
24,897.39 ordinary shares are indirectly held by three of Mr. Van Hauwermeiren’s direct family members (being (i) his partner, Ms Vissers; (ii)
his daughter, Ms. F. Van Hauwermeiren; and (iii) his daughter, Ms. T. Van Hauwermeiren, who each hold the interest in these ordinary shares through an entity, Stichting Administratiekantoor Cinclus, which entity in turn holds the interest in these ordinary shares through the Belgian civil company (société civile/burgerlijke maatschap), and (2) 233,670 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2026.
(6.Consists of 2,465 ordinary shares and 44,330 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2026.
(7.Consists of 262 ordinary shares, 2,400 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within
60 days of February 19, 2026 and 1,197 shares issuable upon the settlement of restricted stock units vesting within 60 days of February 19, 2026.
(8.Consists of 2,290 ordinary shares and 35,400 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2026.
(9.Consists of 2,290 ordinary shares and 17,900 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2026.
(10.Consists of 2,290 ordinary shares and 27,880 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2026.
(11.Consists of 1,365 ordinary shares.
(12.Consists of 1,871 ordinary shares and 4,050 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2026.
(13.Consists of 1,401 ordinary shares and 4,050 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2026.
(14.Consists of 990 ordinary shares.
(15.Consists of 4,392 ordinary shares and 16,409 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2026.
(16.Consists of 4,871 ordinary shares and 37,534 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2026.
(17.Consists of 2,241 ordinary shares and 37,534 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2026.
(18.Consists of 2,545 ordinary shares and 39,655 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2026.
(19.Consists of 4,221 ordinary shares and 68,534 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2026.
(20.Consists of 1,861 ordinary shares, 11,676 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2026 and 1,350 shares issuable upon the settlement of restricted stock units vesting within 60 days of February 19,
2026.
(21.Consists of 1,035 ordinary shares and 14,971 shares issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days of February 19, 2026.
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
The number of record holders in the U.S. is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees. As of February 19, 2026, assuming that all of our ordinary shares represented by ADSs are held by residents of the U.S., we estimate that approximately 45.38% of our outstanding ordinary shares were held in the U.S. by approximately one institutional holder of record.
To our knowledge, and other than changes in percentage ownership as a result of the shares issued in connection with our initial and follow-on U.S. public offerings or publicly disclosed in AFM filings and any amendments thereof,there has been no significant change in the percentage ownership held by the major shareholders listed above.

B.RELATED PARTY TRANSACTIONS
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
We have entered into a management agreement with Tim Van Hauwermeiren as our CEO, our sole Executive Director.
The key terms of his agreement are as follows:

Tim Van Hauwermeiren
Base Pay	$827,160
Cash bonus	Maximum 60% of the base pay based on previously determined bonus targets established by the Non-Executive Directors
Pension contributions1)	$44,168
Duration	Indefinite
1)Amounts shown represent pension contributions paid during the year ended December 31, 2025.
As announced on January 5, 2026, there will be a leadership transition in May 2026. Peter Verhaeghe will step down as
Non-Executive Director and chairperson of the Board of Directors at the 2026 General Meeting. Tim Van Hauwermeiren
will step down from his current CEO role and it is envisaged that he will be appointed as a Non-Executive Director at the
2026 General Meeting and subsequently elected as by the Board of Directors as the chairperson of the Board of
Directors. Tim van Hauwermeiren’s management agreement will therefore be terminated.
It is also envisaged that Karen Massey, our current COO, will be appointed as an Executive Director at the 2026 General
Meeting and subsequently elected as CEO by the Board of Directors.
Karen Massey currently holds the role of COO and has an employment contract with our subsidiary, argenx Switzerland
SA, for an indefinite term. The 2026 annual report will reflect the main terms of her agreements with the Company and/
or its subsidiaries.
Karl Gubitz, our chief financial officer, has an employment contract with our subsidiary, argenx US Inc., for an indefinite term.
Peter Ulrichts, our chief scientific officer has an employment contract with our subsidiary, argenx B.V., for an indefinite term.
Arjen Lemmen, our vice president corporate development and strategy, has an employment contract with our subsidiary, argenx B.V., for an indefinite term.
Andria Wilk, our global head of quality, has an employment contract with our subsidiary, argenx B.V., for an indefinite term.
Malini Moorthy, our general counsel and corporate secretary has an employment contract with our subsidiary, argenx
US, for an indefinite term. Ms. Moorthy has also entered into a secondment agreement with argenx US, under which Ms.
Moorthy was seconded from argenx US to argenx B.V. and was based in Belgium for the period of April 1, 2023 through December 31, 2024. This secondment was extended through December 31, 2026.
Luc Truyen, our head of research and development management operations and our chief medical officer, has an employment contract with our subsidiary, argenx US Inc. for an indefinite term. Mr. Truyen entered into a secondment agreement with argenx US Inc., under which Mr. Truyen has been seconded from argenx US Inc. to argenx B.V. and is based in Belgium for the period of April 1, 2022 through November 30, 2026 (unless otherwise extended by the parties).
Indemnification Agreements
In connection with our initial U.S. public offering, we entered into indemnification agreements with each of our Non-
Executive Directors and each member of our Senior Management Team. We have entered into such agreements with each new non-executive director or member of our senior management when they have joined us since our initial U.S.
public offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to non-
executive directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Transactions with Related Companies
From time to time, in the ordinary course of our business, we may contract for services from companies in which certain of the members of our senior management or directors may serve as director or advisor. The costs of these services are negotiated on an arm’s length basis and none of these arrangements are material to us. See also “Note 25 Related Party
Transactions” in our consolidated financial statements which are included to our Annual Report for the period ended
December 31, 2025.
Related Party Transactions Policy
In connection with our initial U.S. public offering, we entered into a related party transaction policy. Our Code of
Business Conduct and Ethics (Code of Conduct) and our Board Rules also include specific rules of transactions with related parties.
C.INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8.FINANCIAL INFORMATION
A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Consolidated financial statements
Our consolidated financial statements, which were prepared in accordance with IFRS, as issued by the IASB, are included at the end of this Annual Report, starting at page F-1.
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
Dividend Distribution Policy
Our Board of Directors has declared a series of interim distributions on account of the Company’s freely distributable reserves for such amounts as was required to pay up the aggregate nominal value of all such shares that were issued to holders of vested RSUs, all in accordance with our Equity Incentive Plan. In accordance with Dutch law, our Board of
Directors prepared and filed an interim simplified balance sheet demonstrating that there were sufficient freely distributable reserves for such interim distributions. Such interim simplified balance sheet was filed with the Dutch trade register. The aggregate amount of these interim distributions amounted to approximately €13,584 ($15,961) in 2025.
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
B.SIGNIFICANT CHANGES
For details regarding events subsequent to the reporting period, please see “Note 30 — Events After the Balance Sheet
Date” in our consolidated financial statements, which are included to our Annual Report for the period ended
December 31, 2025.
ITEM 9.THE OFFER AND LISTING
A.OFFER AND LISTING DETAILS
See “Item 4.A. — Information on the Company — History and Development of the Company”.
B.PLAN OF DISTRIBUTION
Not applicable.
C.MARKETS
The ADSs have been listed on Nasdaq under the symbol “ARGX” since May 18, 2017, and our ordinary shares have been listed on Euronext Brussels under the symbol “ARGX” since July 2014.
D.SELLING SHAREHOLDERS
Not applicable.
E.DILUTION
Not applicable.
F.EXPENSES OF THE ISSUE
Not applicable.
ITEM 10.ADDITIONAL INFORMATION
A.SHARE CAPITAL
Not applicable.
B.MEMORANDUM AND ARTICLES OF ASSOCIATION
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
Pursuant to Dutch law, shareholders holding at least 3% of our issued and outstanding share capital have a right to request our Board of Directors to include items on the agenda of any General Meeting. Our Board of Directors must agree to these requests, provided that (i) the request was made in writing and motivated, and (ii) the request was received by the chairperson of our Board of Directors at least 60 days prior to the date of a General Meeting.
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
Two General Meetings were held in 2025.
At the 2025 General Meeting, our annual report and annual accounts for the year ended December 31, 2024 were approved, the allocation of profits of the year ended December 31, 2024 to the retained earnings of the Company was approved. Anthony Rosenberg was reappointed as a Non-Executive Director to the Board of Directors for a term of two years, and the Board of Directors was authorized to issue shares and grant rights to subscribe for shares in our share capital for up to 10% of the outstanding share capital at the date of the meeting and for a period of 18 months from the meeting and to limit or exclude statutory pre-emptive rights with regard to such (rights to subscribe for) shares.
At the 2025 Extraordinary General Meeting, the 2025 Remuneration Policy was approved.
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
C.MATERIAL CONTRACTS
For additional information on our material contracts, please see “Item 4 — Information on the Company”, “Item 7.A. —
Major Shareholders”, and “Item 7.B. — Related Party Transactions”.
D.EXCHANGE CONTROLS
Under Dutch law, subject to the 1977 Sanction Act (Sanctiewet 1977) and other international economic or financial sanctions, there are no exchange control restrictions on investments in, or payments on, shares (except as to cash amounts). There are no special restrictions in our Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote shares.
E.TAXATION
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
Subject to generally applicable limitations, a U.S. holder may be entitled to claim a U.S. foreign tax credit for Dutch withholding tax imposed at the appropriate rate. U.S. holders who do not elect to claim a credit for any foreign income taxes paid or accrued during the taxable year may instead claim a deduction of such taxes. The rules relating to the foreign tax credit are complex. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.
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
Sale, Exchange or Other Taxable Disposition of ADSs
Subject to the discussion under “Item 10.E. — Taxation—Certain Material U.S. Federal Income Tax Considerations for
U.S. Holders—Passive Foreign Investment Company Considerations” below, a U.S. holder will generally recognize capital gain or loss on the sale, exchange or other taxable disposition of ADSs in an amount equal to the difference between the amount realized from such sale or exchange and the U.S. holder’s adjusted basis in the ADSs, each amount determined in USD. The adjusted tax basis in ADSs generally will be equal to the U.S. dollar cost of such ADSs. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for such
ADSs exceeds one year as of the date of sale or other disposition. Long-term capital realized by a non-corporate U.S.
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
Furthermore, this summary does not address the Dutch tax consequences of a holder of the ADSs:
•who is an individual and receives income or realizes capital gains in respect of the ADSs in connection with such holder’s employment activities or in such holder’s capacity as (former) board member or (former) supervisory board member;
•who is a resident of any non-European part of the Kingdom of the Netherlands; or
•in respect of the Dutch Minimum Taxation Act 2024 (Wet minimumbelasting 2024), (which is the Dutch implementation of Council Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the EU).
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
The two previous paragraphs generally apply to holders of the ADSs that are neither resident nor deemed to be resident in the Netherlands for Dutch tax purposes if the ADSs are attributable to a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands of such non-resident holder of ADSs.
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
A holder of the ADSs, that is a legal entity (a) tax resident in (i) an EU Member State, (ii) Iceland, Norway or
Liechtenstein, or (iii) a country with which the Netherlands has concluded a tax treaty that includes an article on dividends and (b) that is in its state of residence under the terms of a tax treaty concluded with a third state, not considered to be resident for tax purposes in a country with which the Netherlands has not concluded a tax treaty that includes an article on dividends (i.e., not an EU Member State, Iceland, Norway or Liechtenstein), is generally entitled, subject to the anti-abuse rules and the anti-dividend stripping rules described below, to a full exemption from Dutch dividend withholding tax on dividends received if it holds an interest of, generally, at least 5% of the nominal share capital of the Company in respect of which, had such holder been a tax resident in the Netherlands, the participation exemption (deelnemingsvrijstelling) would have applied.
The full exemption from Dutch dividend withholding tax on dividends received by a holder of the ADSs is not granted if
(x) the interest held by such holder (i) is held for the avoidance of Dutch dividend withholding tax of another person as
(one of) the main purpose(s) and (ii) forms part of an artificial structure or series of structures (such as structures which are not put into place for valid business reasons reflecting economic reality), or (y) the holder of ADSs has a similar function to a qualifying investment institution (fiscale beleggingsinstelling) or a qualifying exempt investment institution
(vrijgestelde beleggingsinstelling).
A holder of the ADSs, that is an entity tax resident in (i) an EU Member State or (ii) Iceland, Norway or Liechtenstein,
or (iii) in a jurisdiction which has an arrangement for the exchange of tax information with the Netherlands (and such holder as described under (iii) holds the ADSs as a portfolio investment (i.e., such holding is not acquired with a view to the establishment or maintenance of lasting and direct economic links between the holder of the ADSs and the Company and does not allow the holder of the ADSs to participate effectively in the management or control of the Company)), which is exempt from tax in its country of residence and does not have a similar function to a qualifying investment institution (fiscale beleggingsinstelling) or a qualifying exempt investment institution (vrijgestelde beleggingsinstelling), and that would have been exempt from Dutch corporate income tax if it had been a resident of the Netherlands, is generally entitled, subject to the anti-dividend stripping rules described below, to an exemption or a full refund of Dutch dividend withholding tax on dividends received. This exemption or full refund will in general benefit certain foreign pension funds, government agencies and certain government controlled commercial entities.
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
Irrespective of meeting the conditions of the relevant provisions of the U.S. Tax Treaty, dividends distributed by the
Company to a U.S. resident holder meeting the criteria set out in the second and third paragraphs under “
Taxes on Income and Capital Gains
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
If either of the above mentioned conditions (a) or (b) applies, income derived from the ADSs and the gains realized upon the redemption and/or disposal of the ADSs will in general be subject to Dutch income tax at the progressive rates up to
49.5%.
If the above mentioned conditions (a) and (b) do not apply, a holder of the ADSs who is an individual, resident or deemed to be resident in the Netherlands for Dutch tax purposes will not be subject to taxes on income and capital gains in the Netherlands. Instead, such individual is generally taxed at a flat rate of 36% on deemed income from “savings and investments” (sparen en beleggen), which deemed income is determined on the basis of the amount included in the individual’s “yield basis” (rendementsgrondslag) at the beginning of the calendar year (minus a tax-free threshold; the yield basis minus such threshold being the tax basis). For 2026, the deemed income derived from savings and investments will be a percentage of the tax basis up to % that is determined based on the actual allocation of (i) savings,
(ii) other investments, and (iii) debts/liabilities within the individual’s yield basis. The tax-free threshold for 2026 is
€59,357. The percentages to determine the deemed income will be reassessed every year (with possible retroactive effect to 1 January). A holder of the ADSs that is able to demonstrate that its tax liability is determined on the basis of the deemed income derived from savings and investments that exceeds the “actual returns” (werkelijk rendement) of such individual may under certain circumstances elect to be taxed on the basis of such “actual returns” (werkelijk rendement)
instead. These rules are subject to ongoing litigation and may therefore change. A holder of ADSs may need to file
(protective) appeals to any assessments based on these rules to benefit from any beneficial case law.
Holders of the ADSs Resident in the Netherlands: Corporate Entities
The income derived from the ADSs and the gains realized upon the redemption and/or disposal of the ADSs by any holder of the ADSs that is an entity subject to corporate income tax in the Netherlands is generally subject to Dutch corporate income tax levied at a rate of 25.8% (19% over profits up to and including €200,000), unless, and to the extent that, the participation exemption (deelnemingsvrijstelling) applies.
Holders of the ADSs Resident Outside the Netherlands: Individuals
A holder of the ADSs who is an individual, not resident or deemed to be resident in the Netherlands will not be subject to any Dutch taxes on income derived from the ADSs and the gains realized upon the redemption and/or disposal of the
ADSs, unless:

(a) such holder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the ADSs are attributable; or
(b) such income or capital gain forms a “benefit from miscellaneous activities in the Netherlands” (resultaat uit overige werkzaamheden in Nederland) which would for instance be the case if the activities in the Netherlands with respect to the ADSs exceed “normal active asset management” (normaal, actief vermogensbeheer) or if such income and gains are derived from the holding, whether directly or indirectly, of (a combination of) shares, debt claims or other rights
(together, a “lucrative interest” (lucratief belang)) that the holder thereof has acquired under such circumstances that such income and gains are intended to be remuneration for work or services performed by such holder (or a related person), in whole or in part, in the Netherlands, whether within or outside an employment relation, where such lucrative interest provides the holder thereof, economically speaking, with certain benefits that have a relation to the relevant work or services.
If either of the above mentioned conditions (a) or (b) applies, income derived from the ADSs and the gains realized upon the redemption and/or disposal of the ADSs will in general be subject to Dutch income tax at the progressive rates up to
49.5%.
Holders of the ADSs Resident Outside the Netherlands: Legal and Other Entities
A holder of the ADSs, that is not an individual and that is not resident or deemed to be resident in the Netherlands for corporate income tax purposes, will not be subject to any Dutch taxes on income derived from the ADSs and the gains realized upon the redemption and/or disposal of the ADSs, unless:
•such holder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the ADSs are attributable; or
•such holder has a substantial interest (aanmerkelijk belang) in the Company, that (i) is held for the avoidance of
Dutch income tax of another person as (one of) the main purpose(s) and (ii) forms part of an artificial structure or series of structures (such as structures which are not put into place for valid business reasons reflecting economic reality).
If either of the above mentioned conditions applies, income derived from the ADSs and the gains realized upon the acquisition, redemption and/or disposal of the ADSs will, in general, be subject to Dutch regular corporate income tax, levied at a rate of 25.8% (19% over profits up to and including €200,000), unless, and to the extent that, with respect to a holder as described under (a), the participation exemption (deelnemingsvrijstelling) applies.
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
Other Taxes and Duties
No Dutch registration tax, capital tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, will be payable in the Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of the ADSs.
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
Belgian Resident Individuals
For Belgian resident individuals who acquire and hold ADSs as a private investment, the Belgian dividend withholding tax fully discharges their personal income tax liability. If (and only if) the dividend income would be declared in the personal income tax return, it will be taxed at the lower of the generally applicable 30% Belgian withholding tax rate on dividends or, in case globalization is more advantageous, at the progressive personal income tax rates applicable to the taxpayer’s overall declared income. The first €833 (for income year 2026) (amount applicable per year and per taxpayer)
of the reported ordinary dividend income will be exempt from tax, subject to certain conditions. For the avoidance of doubt, all reported dividends (not only dividends distributed on our ADSs) are taken into account to assess whether the said maximum amount is reached.
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
Belgian Resident Companies
Dividends received by Belgian resident companies are exempt from Belgian withholding tax provided that the investor satisfies the identification requirements in Article 117, §11 of the Royal Decree implementing the Belgian Income Tax
Code (the BITC).
For Belgian resident companies, the gross dividend income (after deduction of any non-Belgian withholding tax but including any Belgian withholding tax) must be declared in the corporate income tax return and will be subject to a corporate income tax rate of 25%. Subject to certain conditions, a reduced corporate income tax rate of 20% applies on the first €100,000 of taxable profits if the shareholder qualifies as a small company (kleine vennootschap), being a company that, on the balance sheet date of the last completed financial year, has not exceeded more than one of the following thresholds on a consolidated basis for two consecutive financial years: (i) an average annual number of 50 employees, (ii) an annual turnover excluding VAT of EUR 11,250,000 and (iii) a balance sheet total of €6,000,000 (cf.
Article 2, §1,5°, c)bis of the BITC in conjunction with Article 1:24, §1 to §6 of the Belgian Code on Companies and
Associations (BCCA) (a Small Company)).
As a general rule, Belgian resident companies may generally (although subject to certain limitations) deduct 100% of the gross dividend received from their taxable income (Dividend Received Deduction) provided that at the time of a dividend payment or attribution:
1.the Belgian resident company holds (A) ADSs representing at least 10% of our share capital or (B) a participation with an acquisition value of at least €2,500,000 which (unless the shareholder is a Small
Company) qualifies as “fixed financial asset” (financiële vaste activa). The condition relating to the qualification as “fixed financial asset” applies as of assessment year 2026;
2.the ADSs representing our share capital have been or will be held in full ownership for an uninterrupted period of at least one year; and
3.the conditions described in Article 203 of the BITC (relating to the taxation of the underlying distributed income and the absence of abuse), are met,
(together, the Conditions for the Application of the Dividend Received Deduction Regime).
Conditions (i) and (ii) above are, in principle, not applicable for dividends received by an investment company in the meaning of Article 2, §1, 5°, f) BITC. The Conditions for the Application of the Dividend Received Deduction Regime
depend on a factual analysis and for this reason the availability of this regime should be verified upon each dividend distribution.
Any Belgian dividend withholding tax levied at source can be credited against the ordinary Belgian corporate income tax and is reimbursable to the extent it exceeds such corporate income tax, subject to two conditions: (i) the taxpayer must own the ADSs in full legal ownership on the dividend record date and (ii) the dividend distribution does not result in a reduction in value of or a capital loss on the ADSs. The latter condition is not applicable: (i) if the taxpayer demonstrates that it has held the ADSs in full legal ownership for an uninterrupted period of 12 months immediately prior to the payment or attribution of the dividends or (ii) if, during that period, the ADSs never belonged to a taxpayer other than a
Belgian resident company or a non-resident company that has, in an uninterrupted manner, invested the ADSs in a PE in
Belgium.
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
If the ADSs are acquired by a non-resident investor in connection with a business in Belgium, the investor must report any dividends received, which are taxable at the applicable non-resident individual or corporate income tax rate, as appropriate. Any Belgian withholding tax levied at source may be credited against the non-resident individual or corporate income tax and is reimbursable to the extent it exceeds the income tax due, subject to two conditions: (i) the taxpayer must own the ADSs in full legal ownership on the dividend record date and (ii) the dividend distribution does not result in a reduction in value of or a capital loss on the ADSs. The latter condition is not applicable if (i) the non-
resident individual or the non-resident company demonstrates that the ADSs were held in full legal ownership for an uninterrupted period of 12 months immediately prior to the payment or attribution of the dividends or (ii) with regard to non-resident companies only, if, during the said period, the ADSs have not belonged to a taxpayer other than a resident company or a non-resident company which has, in an uninterrupted manner, invested the ADSs in a Belgian PE.
Non-resident companies that have invested the ADSs in a Belgian establishment may deduct up to 100% of the gross dividends included in their taxable profits if, at the date dividends are paid or attributed, the Conditions for Application of the Dividend Received Deduction Regime are satisfied. Application of the Dividend Received Deduction depends, however, on a factual analysis to be made upon each distribution and its availability should be verified upon each distribution.
Capital Gains and Losses on ADSs
Belgian Resident Individuals
Under the current legislation, Belgian resident individuals acquiring the ADSs as a private investment should not be subject to Belgian capital gains tax on the disposal of the ADSs; capital losses are not tax deductible.
However, the Belgian federal government has agreed to introduce a capital gains tax on financial assets (such as the
ADSs) for capital gains realized as from January 1, 2026 (the New Capital Gains Tax). This New Capital Gains Tax
would only apply to capital gains accrued as from January 1, 2026 (i.e. historical capital gains accrued until December
31, 2025 would not be subject to the tax). The New Capital Gains Tax must be adopted by the Belgian parliament prior to coming into effect. It is expected that the New Capital Gains Tax will be adopted in the coming months and, once adopted, it will apply to capital gains realized as from January 1, 2026.
Based on the draft texts currently available, the New Capital Gains Tax would comprise the following three categories of capital gains:
•“Internal” capital gains: capital gains on ADSs sold to a transferee over which the transferor, either individually or together with his spouse or descendants, ascendants, collateral relatives up to and including the second degree and those of his spouse, exercises direct or indirect control as defined in article 1:14 of the BCCA. Such “internal” capital gains would be subject to a 33% tax rate;
• “Significant Stake” capital gains: capital gains on ADSs realized within the ‘normal management of private estate’ if the transferor, at the moment of the transfer, holds a participation of at least 20% in the company whose shares are being transferred (a Significant Stake). The first €1,000,000 of capital gain on a Significant Stake would be exempt
(such exempt tranche being available per period of five years). The capital gain exceeding €1,000,000 would be subject to progressive rates: 1.25% on capital gains between €1,000,000 and €2,500,000; 2.5% on capital gains between €2,500,000 and EUR 5,000,000; 5% on capital gains between €5,000,000 and €10,000,000 and 10% on capital gains exceeding €10,000,000;
•“Other” capital gains: capital gains on financial assets (such as the ADSs) realized within the ‘normal management of private estate’, other than “internal” capital gains or capital gains on a “Significant Stake” (as described above). The applicable rate would be 10%. An annual exemption will be provided for up to €10,000, which may be increased by up to €1,000 for each year in which the exemption is not (fully) used, up to a maximum of €15,000 after five years
(amounts to be indexed). Based on the draft texts currently available, it is intended that the tax on ‘other’ capital gains would generally be levied via withholding tax (subject to certain exceptions).
Capital losses on the disposal of the ADSs would be deductible from capital gains realized in the same taxable year, by the same taxpayer and within the same “category” of taxable capital gains on financial assets (as described above)

However, capital gains which are deemed to be realized outside the scope of the ‘normal management of the individual’s private estate’ are taxable at 33% (plus local surcharges).
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
Based on the draft texts currently available, the application of the New Capital Gains Tax could be triggered if Belgian resident individuals transfer their place of residence or seat of wealth outside of Belgium, subject to conditions and exemptions.
Belgian Resident Companies
Belgian resident companies are normally not subject to Belgian capital gains taxation on gains realized upon the disposal of our ADSs provided that the Conditions for the Application of the Dividend Received Deduction Regime (see above under “Dividends—Belgian Resident Companies”) are met. If one of the Conditions for Dividend Received Deduction is
not met, the capital gains realized upon the disposal of our ADSs by a Belgian resident company are taxable at the ordinary corporate income tax rate of, currently, 25%, unless the reduced corporate income tax rate of 20% on the first
€100,000 of taxable profits applies (see above).
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
Other Belgian Taxable Legal Entities
Under the current legislation, Belgian resident legal entities subject to the legal entities income tax are, in principle, not subject to Belgian capital gains taxation on the disposal of ADSs. Capital losses on ADSs incurred by Belgian resident legal entities are not tax deductible.
However, the Belgian government has agreed to introduce a New Capital Gains Tax on financial assets (such as the
ADSs) from January 1, 2026 onwards (see “Belgian Resident Individuals” above). Based on the draft texts currently available, this capital gains tax will also be due by legal entities subject to Belgian legal entities tax, except entities that are entitled to receive tax-deductible gifts.
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
Non-resident individuals who do not use the shares for professional purposes and who have their fiscal residence in a country with which Belgium has not concluded a tax treaty or with which Belgium has concluded a tax treaty that confers the authority to tax capital gains on the ADSs to Belgium, might be subject to tax in Belgium if the capital gains are obtained or received in Belgium and arise from transactions which are to be considered speculative or beyond the normal management of one’s private estate. Refer to Item 10.E. — “Taxation — Certain Material U.S. Federal Income
Tax Considerations for U.S. Holders — Passive Foreign Investment Company Considerations”. Such non-resident individuals might therefore be obliged to file a tax return and should consult their own tax advisor. However, Belgium has concluded tax treaties with more than 95 countries which generally provide for a full exemption from Belgian capital gains taxation on such gains realized by residents of those countries. However, the draft texts relating to the New Capital
Gains Tax provide for the repeal of the provisions of the BITC that allow capital gains realized by Belgian non-residents who do not hold the ADSs for professional purposes to be subject to tax in Belgium. As a result, capital gains realized by
Belgian non-residents outside the scope of a professional activity could no longer be taxable in Belgium.
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
The applicable tax rate is 0.15%, which is levied on the average value of the assets held in the securities account that exceeds the €1,000,000 threshold. It is however limited to 10% of the difference between the average value and the threshold of €1,000,000, in order to avoid that the Annual Tax on Securities Accounts would result in reducing the value of the securities account below the €1,000,000 threshold. However, as part of the federal budget agreement, the Belgian government announced that the applicable tax rate would be increased from 0.15% to 0.30%. This change should nevertheless first be adopted by the Belgian parliament prior to coming into effect.
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
Applicable as of July 29, 2025, a new specific anti-abuse rule (SAAR) in relation to the annual tax on securities accounts was introduced. The SAAR introduces a presumption of abuse in case of (i) a conversion of financial instruments registered in a securities account into similar instruments that are not registered in such an account (e.g. dematerialized securities into registered securities), if before the conversion the total value of the taxable financial instruments in the account exceeded €1,000,000, and (ii) a transfer of securities from one securities account to one or more other securities account(s), if before such transfer the total value of taxable instruments in the account exceeded €1,000,000 and provided that (a) the securities account holders of the accounts involved are the same, or (b) the transferring account holder is a joint holder of the receiving account. The application of the SAAR may be refuted if it is demonstrated that the transaction is mainly justified by a motive other than the avoidance of the annual tax on securities accounts.
The financial intermediary established or located in Belgium or the Belgian annual tax on securities accounts representative must notify the transactions mentioned under (i) and (ii) above to the tax authorities ultimately by the last day of the month following the end of the relevant reference period. If it concerns a foreign securities account for which no Belgian annual tax on securities accounts representative is indicated, the notification should occur by the holder of the securities accounts itself.
Prospective investors are strongly advised to seek their own professional advice in relation to the possible impact of the
Annual Tax on Securities Accounts on their own personal tax position.
Enforcement of civil liabilities
We are a European public company with limited liability (Societas Europaea or SE) incorporated under the laws of the
Netherlands. A majority of our assets are located outside the U.S. As a result, it may not be possible or it may be difficult for investors to effect service of process within the U.S. upon such persons or the Group, or to enforce against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the U.S.
The U.S. and the Netherlands currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment (for payment)
given by a court in the U.S., whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the Netherlands. In order to obtain a judgment which is enforceable in the Netherlands, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction in the Netherlands. Such party may submit to the Dutch court the final judgment rendered by the U.S. court. This court will have a level of discretion in its assessment of the judgment rendered by the relevant U.S. court. On the basis of case law by the Dutch Supreme Court, Dutch courts will in principle have to give conclusive effect to a final and enforceable judgment of such court in respect of the contractual obligations thereunder without re-examination or re-litigation of the substantive matters adjudicated upon, provided that: (i) the jurisdiction of the U.S. court has been based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the U.S. court was rendered in legal proceedings that comply with the Dutch standards of the proper administration of justice that includes sufficient safeguards (behoorlijke rechtspleging), (iii) the judgment by the U.S. court does not contravene Dutch public policy (openbare orde), and (iv) the judgment by the U.S. court is not irreconcilable with a judgment of a Dutch court or an earlier judgment of a foreign court rendered between the same parties that is capable of being recognized in the Netherlands. Even if such foreign judgments is given binding effect, a claim based thereon may, however, still be rejected if the foreign judgment is not or no longer formally enforceable in the country of origin. In addition, there can be no assurance that civil liabilities predicated upon the federal or state securities laws of the United States will be enforceable in the Netherlands or any other jurisdiction. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Civil
Procedure Code (Wetboek van Burgerlijke Rechtsvordering). Judgments may be rendered in a foreign currency, but enforcement is executed in euro at the applicable rate of exchange. Under certain circumstances, a Dutch court has the power to stay proceedings (aanhouden) or to declare that it has no jurisdiction if concurrent proceedings are being brought elsewhere. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages.
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
F.DIVIDENDS AND PAYING AGENTS
Not applicable.
G.STATEMENT BY EXPERTS
Not applicable.
H.DOCUMENTS ON DISPLAY
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
I.SUBSIDIARY INFORMATION
Not applicable.
ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We take a centralized approach to managing our exposure to market risks globally. We coordinate our access to national and international financial markets and consider and manage continuously the financial risks concerning our activities.
These risks relate to the adequacy of our equity and debt capitalization, the creditworthiness of our counterparties, our short-term liquidity, the impact of changes in interest rates on our investments and fluctuations in foreign currency exchange rates. We do not believe that risks relating to interest rates on borrowings are material as the Company has no financial debt. We do not buy or trade financial instruments for speculative purposes. For additional information on risk factors applicable to the Company, its business, financial condition and results of operations, please see “Item 3.D. —
Risk Factors.” See “Note 24 — Financial Risk Management’’ to our consolidated financial statements appended in our
Annual Report and incorporated by reference herein.
Capital risk
The Company manages its capital to ensure that it will be able to continue as a going concern. The capital structure of the Company consists of equity attributed to the holders of equity instruments of the Company, such as capital, reserves and accumulated losses as mentioned in the consolidated statements of changes in equity. The Company makes the necessary adjustments in light of changes in the economic circumstances, risks associated to the different assets and the projected cash needs of the current and projected research activities. On December 31, 2025, cash and cash equivalents amounted to $3.5 billion, current financial assets amounted to $0.9 billion and total capital amounted to $7.3 billion. The current cash situation and the anticipated cash generation and usage are the most important parameters in assessing the capital structure. The Company’s objective is to maintain the capital structure at a level to be able to finance its activities for at least twelve months. Cash income from operations is taken into account and, if needed and possible, the Company can enter into financing agreements or issue new shares.
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
The Company's commercial revenue are concentrated as discussed in “Note 16 — Segment Reporting”, on a limited number of U.S. customers with high quality creditworthiness. The Company sets customer specific credit limits in order to reduce credit risk from commercial payors.
The Company applied the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for trade receivables. To measure the expected credit losses, receivables have been grouped based on credit risk characteristics and the days past due. The provision for expected credit losses was not significant given that there have been no significant credit losses over the last three years and the high quality nature of the
Company’s customers.
Cash and cash equivalents and current financial assets are invested with several highly reputable banks and financial institutions. The main purpose of the Cash Investment Policy is to preserve the available cash and to ensure sufficient short-term liquidity at all times. Therefore, the Company holds its cash and cash equivalents, in addition to current financial assets mainly with banks which are independently rated A- or higher. Amounts of cash held with banks rated lower than A- are limited to insignificant balances. The maximum amount and tenor of term accounts depends on the rating of the counterparty bank. The Company also holds cash equivalents in the form of money market funds with a low historical volatility. These money market funds are highly liquid investments and can be readily convertible into a known amount of cash. The company has adopted a policy whereby money market funds must have a minimum rating of
A, and whereby 95% of its money market funds should have a AAA-rating.

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
As of December 31, 2025, the Company had lines of credit totaling $29 million with financial institutions mainly relating to leasing guarantees.
Interest rate risk
The only variable interest-bearing financial instruments are cash and cash equivalents and current financial assets.
Changes in interest rates may cause variations in interest income resulting from short-term interest-bearing assets. Lower short-term interests may have a negative impact on the interest income of the Company.
For the year ended December 31, 2025, if applicable interest rates would increase/decrease by 50 basis points, this would have a positive/negative impact of $22 million (compared to $8 million for the year ended December 31, 2024 and $8 million for the year ended December 31, 2023 if applicable interest rates would increase/decrease by 25 basis points).
Foreign exchange risk
The Company undertakes transactions denominated in foreign currencies, causing exposures to exchange rate fluctuations. The Company is mainly exposed to the Euro, Japanese yen, British pound and Swiss franc. To limit this risk, the Company attempts to align incoming and outgoing cash flows in currencies other than USD. The Company further limits its non-USD liquidity holdings when possible.
The net exposure to exchange differences of the monetary assets (being from cash and cash equivalents, in addition to current financial assets) of the Company at the end of the reporting period are as follows:

	As of December 31,
(in thousands of $)	2025	2024	2023
EUR	155,757	756,676	923,773
Other currencies	1,258	1,679	8,708
On December 31, 2025, if the EUR would have strengthened/weakened versus the USD by 10%, this would have had a negative/positive impact of $16 million, compared to $76 million and $92 million on December 31, 2024 and
December 31, 2023, respectively. If other currencies would have strengthen or weakened against the USD by 10%, this would have had no significant impact in all reported periods.
ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.DEBT SECURITIES
Not applicable.
B.WARRANTS AND RIGHTS
Not applicable.
C.OTHER SECURITIES
Not applicable.

D.AMERICAN DEPOSITARY SHARES
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

148

determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

PART II
ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
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
ITEM 15.CONTROLS AND PROCEDURES
A.DISCLOSURE CONTROLS AND PROCEDURES
Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2025.
While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.
Based upon our evaluation, as of December 31, 2025, our CEO and CFO have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), are (i) effective at the level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective at the level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of our company, including our CEO and CFO, to allow timely decisions regarding required disclosure.
B.MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL
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
Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control-
Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in
2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of
December 31, 2025 was effective.
C.ATTESTATION OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by EY
Accountants B.V., our independent registered public accounting firm. EY Accountants B.V.’s audit report, including its opinion on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this Annual Report.
D.CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the period covered by this Annual Report, we have not made any change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.[RESERVED]
ITEM 16.A.AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors previously determined that each of Peter Verhaeghe, Anthony Rosenberg, James Daly and Steve
Krognes satisfy the independence requirements set forth in Rule 10A-3 of the Exchange Act and that Mr. Krognes qualifies as an “audit committee financial expert” as defined by SEC rules, and has the requisite financial sophistication to meet the requirements of the Nasdaq Listing Rules.
ITEM 16.B.CODE OF ETHICS
We adopted a Code of Business Conduct and Ethics (Code of Conduct), that is applicable to all of our employees and directors. Our Code of Conduct translates the core values into a set of clear standards to help guide our conduct as we navigate the complexities of the highly regulated and competitive global marketplace in which we operate as we work to become an independent, fully integrated, and global immunology company. Its purpose is not to exhaustively list all the behaviors we as a company expect from each other. Rather, the Code of Conduct contains key principles for us to live by as individuals, to ensure that we maximally contribute to argenx’s collective success. [As part of their onboarding, all employees receive a training on the Code of Conduct and the Directors receive a copy of the Code of Conduct and need to comply with its terms.] The Code of Conduct is available on our website at www.argenx.com/investors/governance/
rules-codes-compliance. The Audit and Compliance Committee of our Board of Directors (i) is responsible for overseeing and evaluating the Code of Conduct and (ii) is required to approve any waivers of the Code of Conduct for employees and directors. The Audit and Compliance Committee has not received requests for material waivers of the
Code of Conduct in the financial year 2025. We expect that any amendments to the Code of Conduct, and any waivers of its requirements, will be disclosed on our website.
ITEM 16.C.PRINCIPAL ACCOUNTANT FEES AND SERVICES
EY Accountants B.V. serves as our independent registered public accounting firm as of the 2025 fiscal year. Deloitte
Accountants B.V. served as our independent registered public accounting firm for the 2024 fiscal year. Our accountants billed the following professional fees to us in their respective years of service:

	Year Ended December 31,
Fees (in thousands of $)	20251)	20242)
Audit fees	$2,633	$2,657
Audit-related fees	705	597
Total	$3,338	$3,254

1)Audit services performed by EY Accountants B.V. as the external auditor in 2025 referred to in Section 1 of the Dutch Accounting Firms
Oversight Act (Wta) as well as by the EY network.. In 2025, audit and audit related fees of EY Accountants B.V. (excluding its member firms and/or affiliates) amounted to $973 and $677, respectively.
2)Audit services performed by Deloitte Accountants B.V. as the external auditor referred to in Section 1 of the Dutch Accounting Firms Oversight
Act (Wta) as well as by the Deloitte network
“Audit fees” are the aggregate fees billed for the statutory audit of our annual financial statements, and the audit of form
20-F as filed with the SEC.
“Audit-related fees” are the aggregate fees billed for permissible other assurance services. In 2025 and 2024, “audit-
related” fees includes fees billed for the limited assurance engagement in relation to the Sustainability Statement.
No other fees were billed by EY Accountants B.V. for the years ended December 31, 2025 and 2024.
No other fees were billed by Deloitte Accountants B.V. for the year ended December 31, 2024.
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
For the financial year ended December 31, 2025, the audit and compliance committee considered the non-audit services provided by EY Accountants B.V. as described above and believes that they are compatible with maintaining EY
Accountants B.V.’s independence as our external auditor.  In addition, for the financial year ended December 31, 2024, the audit and compliance committee considered the non-audit services provided by Deloitte Accountants B.V. as described above and believes that they are compatible with Deloitte Accountants B.V.’s independence as our external auditor. In accordance with Regulation S-X, Rule 2-01, paragraph (c)(7)(i), no fees for services were approved pursuant to any waivers of the pre-approval requirement.
ITEM 16.D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16.E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
ITEM 16.F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16.G.CORPORATE GOVERNANCE
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
ITEM 16.H.MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16.I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16.J.INSIDER TRADING POLICIES
Our Board of Directors has adopted an insider trading policy which governs the purchase, sale, and other dispositions of our securities by our directors, senior executives, employees and other persons engaged by the Company such as consultants or other temporary staff that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to the Company. Copy of our insider trading policy is filed as Exhibit 11.1 to this Annual Report.
ITEM 16.K.CYBERSECURITY
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
Information Security Governance and Oversight
Our ISMS enables our Board of Directors to establish a mutual understanding with our Senior Management Team of the effectiveness of our information security risk management practices and capabilities, including the division of responsibilities for reviewing our information security risk exposure and risk tolerance, tracking emerging information risks and ensuring proper escalation of certain key risks for periodic review by the Board of Directors and its committees. As part of its broader risk oversight activities, the Board of Directors oversees risks from information security threats, both directly and through the Audit and Compliance Committee. The Audit and Compliance Committee
also oversees our internal control over financial reporting.
As an element of its cybersecurity oversight activities, the Audit and Compliance Committee regularly reviews the results of our enterprise risk assessments, including information security risk assessments, as well as management's strategies to detect, monitor and manage such risks and related risk assessment and risk management policies. The
Digital Technology lead for Security and Compliance provides regular updates on cyber risks, cyber security matters and progress on the cybersecurity programme to the Global Risk Management Committee. Additionally, the data protection officer provides regular updates to the Senior Management Team, and the Audit and Compliance Committee as a
component of the Audit and Compliance Committee’s compliance updates. The data protection officer also regularly reports to the Global Corporate Compliance Committee, the Global Risk Management Committee and the General
Counsel and Corporate Secretary on matters such as the status of the organizational privacy plan, data breaches and routine programs. In addition to these regularly scheduled updates from the data protection officer, the Global Head of
Digital Technologies reports to the Audit and Compliance Committee or the full Board of Directors, as appropriate, on how certain information security risks are being managed and progress towards agreed mitigation goals, as well as any potential material risks from cybersecurity threats that have been detected by the information security team.
Our information security team is responsible for day-to-day identification, assessment and management of the information security risks we face. Our Global Head of Digital Technologies has almost 25 years33 years of experience in information management systems in life sciences and the managers reporting to the Global Head of Digital
Technologies have over 25 cumulative years of experience in information security. Our incident response and data breach procedures seek to promote the timely detection, reporting, and investigation of all security incidents, as well as the timely notification of any reportable breaches (including any material cybersecurity incidents and personal data breaches) to the competent authorities and the timely communication to the affected individuals, where relevant. We maintain records of breaches on our quarterly corporate risk dashboard and our personal data breach register, and we monitor and regularly report our data breach metrics to the Senior Management Team, including the Audit and
Compliance Committee, the global corporate compliance committee, and the global risk management committee. In addition to the ordinary-course Board of Directors and Audit and Compliance Committee reporting and oversight described above, we also maintain disclosure controls and procedures designed for prompt reporting to the Board of
Directors and timely public disclosure, as appropriate, of material events, including information security risks.

PART III
ITEM 17.FINANCIAL STATEMENTS
Not applicable.
ITEM 18.FINANCIAL STATEMENTS
See pages F-1 through F-48 of this Annual Report.
ITEM 19.EXHIBITS
The exhibits listed in the Exhibit Index at the end of this Annual Report are filed as exhibits to this Annual Report.

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date (mm/dd/yyyy)
1.1	Articles of Association (English translation), as amended	Form 20-F	001-38097	1.1	03/20/2025

1.2#	Rules for the Board of Directors

2.1	Form of Deposit Agreement	Form F-1/A	333-217417	4.1	05/16/2017

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	Form F-1/A	333-217417	4.1	05/16/2017

2.3#	Description of Share Capital

4.1**	Patent License Agreement, dated February 15, 2012, between the registrant and The Board of Regents of the University of Texas System, as amended	Form F-1	333-217417	10.2	04/21/2017

4.2†	Form of Indemnification Agreement between the registrant and each of its executive officers and directors	Form F-1	333-217417	10.3	04/21/2017

4.3#†	Equity Incentive Plan 2026

4.4	Collaboration and License Agreement, dated January 6, 2021, between the registrant and Zai Auto Immune (Hong Kong) Limited	Form 20-F	001-38097	4.7	03/30/2021

4.5#†	Remuneration Policy

8.1	List of subsidiaries of the registrant	Form 20-F	001-38097	8.1	03/16/2023

11.1#	Insider trading policy

12.1#	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2#	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1#	Consent of EY Accountants B.V.

15.2#	Consent of Deloitte Accountants B.V.

97.1	Executive Compensation Clawback Policy, dated July 25, 2023	Form 20-F	001-38097	97.1	03/21/2024

101.INS #	Inline XBRL Instance Document

101.SCH #	Inline XBRL Taxonomy Extension Schema Document

101.CAL #	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF #	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB #	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE #	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

#	Filed herewith.

*	Furnished herewith.

†	Indicates a management contract or any compensatory plan, contract or arrangement.

**	Confidential treatment status has been granted as to certain portions thereto, which portions are omitted and filed separately with the U.S. Securities and Exchange Commission.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
Date: March 19, 2026

ARGENX SE
By:	/s/ Tim Van Hauwermeiren
	Name:	Tim Van Hauwermeiren
	Title:	Chief Executive Officer

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of argenx SE
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of argenx SE (the Company) as of
December 31, 2025, the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United
States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the
Treadway Commission (2013 framework) and our report dated March 19, 2026 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the
PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
U.S. Sales Rebates and Reserves – Medicare Part D Claims
Description of the Matter
As described in “Note 2.17 – Product Net Sales, “Note 3 – Critical Accounting Judgments,” and “Note 14 – Trade and
Other Payables” to the consolidated financial statements, the Company recognizes revenue net of price reductions, including, among others, estimates of Medicare Part D Manufacturer Discount Program claims and also recognizes an accrued liability, in sales rebates and reserves, for the estimated claims amount. These claim estimates are based on the expected value method, taking into account the payor mix. At December 31, 2025, the Company had $402 million in liabilities related to sales rebates and reserves.
Auditing sales rebates and reserves related to Medicare Part D was complex and subjective as it required auditor judgment about the payor mix assumption used in determining the estimated claims amount.

How We Addressed the Matter in Our Audit
We tested the Company’s internal controls over the Medicare Part D sales rebates and reserves process. This included testing controls over the data used to determine the payor mix, management's review of the expected-value method model and the payor mix assumption, and the comparison of actual claim payments to the estimated claims amount.
Our audit procedures to test Medicare Part D sales rebates and reserves included, among others, independently developing an estimate of the claims amount and testing the mathematical accuracy of the model used by management.
We assessed the reasonableness of the Company's estimated Medicare Part D claims amount by comparing previous estimates to actual claims and agreeing a sample of those claims to source documents. We assessed the adequacy of
Company’s disclosures related to Medicare Part D sales rebates and reserves.
/s/ EY Accountants B.V.
We have served as the Company's auditor since 2024.
Eindhoven, the Netherlands
March 19, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of argenx SE
Opinion on Internal Control over Financial Reporting
We have audited argenx SE and subsidiaries’ internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the COSO criteria). In our opinion, argenx SE and subsidiaries (the
Company) maintained, in all material respects, effective internal control over financial reporting as of December 31,
2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United
States) (PCAOB), the 2025 consolidated financial statements of the Company and our report dated March 19, 2026 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s
Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the
Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ EY Accountants B.V.
Eindhoven, the Netherlands
March 19, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of argenx SE
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of argenx SE and subsidiaries (the
“Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income or loss, cash flows, and changes in equity, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with
IFRS® Accounting Standards (IFRS), issued by the International Accounting Standards Board (IASB).
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
/s/ Deloitte Accountants B.V.
Rotterdam, The Netherlands
March 20, 2025
We began serving as the Company’s auditor in 2015. In 2025 we became the predecessor auditor.

ARGENX SE
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
(in thousands of $)	Note	2025	2024	2023
Assets
Non‑current assets
Property, plant and equipment	4	$48,247	$43,517	$22,675
Intangible assets	5	272,103	181,445	125,228
Deferred tax assets	22	1,295,853	924,299	97,211
Research and development incentive receivables		86,212	94,854	76,706
Investment in a joint venture	25	3,378	9,268	9,912
Prepaid expenses		25,811	23,643	47,327
Other non-current assets	6	51,990	42,393	39,662
Total non‑current assets		1,783,594	1,319,419	418,721

Current assets
Inventories	7	$473,530	$407,233	$310,550
Prepaid expenses	8	328,476	187,948	134,072
Trade and other receivables	9	1,646,692	904,471	496,687
Research and development incentive receivables		10,367	4,625	2,584
Financial assets	10	948,750	1,878,890	1,131,000
Cash and cash equivalents	11	3,491,289	1,499,936	2,048,844
Total current assets		6,899,104	4,883,103	4,123,737

Total assets		$8,682,698	$6,202,522	$4,542,458
The accompanying notes form an integral part of these consolidated financial statements.

		As of December 31,
(in thousands of $)	Note	2025	2024	2023
Equity and liabilities
Equity	12
Equity attributable to owners of the parent
Share capital		$7,354	$7,227	$7,058
Share premium		6,186,554	5,948,916	5,651,497
Translation differences		138,570	126,832	131,543
Accumulated losses		(279,769)	(1,571,804)	(2,404,844)
Other reserves		1,270,383	987,112	712,253
Total equity		$7,323,092	$5,498,283	$4,097,507

Non-current liabilities
Provisions for employee benefits		3,093	1,803	1,449
Lease liabilities	20	36,327	32,520	15,354
Deferred tax liabilities	22	—	—	5,155
Total non-current liabilities		39,420	34,323	21,958

Current liabilities
Lease liabilities	20	10,833	6,533	4,646
Trade and other payables	14	1,267,144	649,993	414,013
Tax liabilities	22	42,209	13,390	4,334
Total current liabilities		1,320,186	669,916	422,993

Total liabilities		$1,359,606	$704,239	$444,951

Total equity and liabilities		$8,682,698	$6,202,522	$4,542,458
The accompanying notes form an integral part of these consolidated financial statements.

ARGENX SE
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		Year Ended December 31,
(in thousands of $ except for shares and EPS)	Note	2025	2024	2023
Product net sales	16	$4,151,316	$2,185,883	$1,190,783
Other operating income1)	15	96,734	66,156	77,811
Total operating income		4,248,050	2,252,039	1,268,594

Cost of sales	7	(450,665)	(227,289)	(117,835)
Research and development expenses	17	(1,364,132)	(983,423)	(859,492)
Selling, general and administrative expenses	18	(1,367,057)	(1,055,337)	(711,905)
Loss from investment in a joint venture	25	(12,390)	(7,644)	(4,411)
Total operating expenses		(3,194,244)	(2,273,693)	(1,693,643)

Operating profit/(loss)		$1,053,806	$(21,654)	$(425,049)

Financial income		163,091	157,509	107,386
Financial expense		(4,082)	(2,464)	(906)
Exchange gains/(losses)	21	65,792	(48,211)	14,073

Profit/(Loss) for the year before taxes		$1,278,607	$85,180	$(304,496)
Income tax benefit	22	$13,428	$747,860	$9,443
Profit/(Loss) for the year		$1,292,035	$833,040	$(295,053)
Profit/(Loss) for the year attributable to:
Owners of the parent		1,292,035	833,040	(295,053)
Weighted average number of shares used for basic profit/(loss) per share	23	61,295,149	59,855,585	57,169,253
Basic profit/(loss) per share (in $)	23	21.08	13.92	(5.16)
Weighted average number of shares used for diluted profit/(loss) per share	23	66,029,215	65,177,815	57,169,253
Diluted profit/(loss) per share (in $)	23	19.57	12.78	(5.16)
1)Comparative figures have been aligned with the presentation adopted in the current period, reflecting the combination of collaboration revenue and other operating income.
The accompanying notes form an integral part of these consolidated financial statements.

ARGENX SE
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

		Year Ended December 31,
(in thousands of $)	Note	2025	2024	2023
Profit/(Loss) for the year		$1,292,035	$833,040	$(295,053)

Items that may be reclassified subsequently to profit or loss, net of tax
Currency translation differences, arisen from translating foreign activities		11,738	(4,711)	2,263
Items that will not be reclassified subsequently to profit or loss, net of tax
Fair value (loss)/gain on investments in equity instruments designated as FVTOCI	6	(4,858)	(648)	(1,915)

Other comprehensive profit/(loss), net of income tax		6,880	(5,359)	348

Total comprehensive profit/(loss) attributable to:
Owners of the parent		$1,298,915	$827,681	$(294,705)
The accompanying notes form an integral part of these consolidated financial statements.

ARGENX SE
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,
(in thousands of $)	Note	2025	20241)	20231)
Operating profit/(loss)		$1,053,806	$(21,654)	$(425,049)
Adjustments for non-cash items
Amortization of intangible assets	5	14,858	10,282	105,674
Depreciation of property, plant and equipment	4	13,244	7,245	5,633
Provisions for employee benefits		1,151	432	573
Expense recognized in respect of share-based payments	13	248,079	235,179	232,974
Fair value gains on financial assets at fair value through profit or loss	6	(11,581)	(3,834)	—
Loss from investment in a joint venture	25	12,390	7,644	4,411
Other non-cash expenses/(benefit)		31,628	(277)	2,074
		$1,363,575	$235,017	$(73,710)
Movements in current assets/liabilities
(Increase)/decrease in trade and other receivables	9	(802,327)	(423,112)	(185,694)
(Increase)/decrease in inventories	7	(98,952)	(95,996)	(83,030)
(Increase)/decrease in current prepaid expenses	8	(139,992)	(54,113)	(58,081)
(Increase)/decrease in other current assets		(5,742)	(2,041)	(943)
Increase/(decrease) in trade and other payables	14	612,328	246,336	95,600
Movements in non-current assets/liabilities
(Increase)/decrease in other non‑current assets	6	14,224	(19,930)	(29,416)
(Increase)/decrease in non-current prepaid expense		(2,167)	23,683	(47,327)

Net cash flows from/(used) in operating activities, before interest and taxes		940,947	(90,156)	(382,601)

Interest paid		(900)	(392)	(211)
Income taxes (paid)/received	22	(254,855)	7,801	(37,515)

Net cash flows from/(used) in operating activities		$685,192	$(82,747)	$(420,327)

Purchase of intangible assets	5	(105,515)	(66,500)	(43,000)
Purchase of property, plant and equipment	4	(6,165)	(1,801)	(812)
Purchase of current financial assets	10	(1,448,930)	(2,183,542)	(1,271,730)
Sale of current financial assets	10	2,388,445	1,429,600	1,543,999
Interest received		162,670	111,649	92,753
Investment in a joint venture	25	(6,500)	(7,000)	(13,000)

Net cash flows from/(used in) investing activities		$984,005	$(717,594)	$308,210

Principal elements of lease payments	20	(4,107)	(7,638)	(3,801)
Proceeds from issue of new shares, gross amount	12	—	—	1,196,731
Issue costs paid	12	—	—	(821)
Exchange (losses)/gains from currency conversion on proceeds from issue of new shares		—	—	(1,507)
Payment of employee withholding taxes relating to restricted stock unit awards		(41,258)	(21,868)	(12,138)
Proceeds from exercise of stock options	12	278,375	309,265	158,263

Net cash flows from financing activities		$233,010	$279,759	$1,336,727

		Year Ended December 31,
(in thousands of $)	Note	2025	20241)		20231)
Increase/(decrease) in cash and cash equivalents		$1,902,207	$	$(520,582)	$1,224,610

Cash and cash equivalents at the beginning of the year		$1,499,936		$2,048,844	$800,740
Exchange gains/(losses) on cash and cash equivalents		$89,146		$(28,326)	$23,494
Cash and cash equivalents at the end of the year		$3,491,289		$1,499,936	$2,048,844
1)Comparative figures have been aligned to the presentation adopted in the current year.
The accompanying notes form an integral part of these consolidated financial statements.

ARGENX SE
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Attributable to owners of the parent
(in thousands of $)	Share capital	Share premium	Accumulated losses	Translation differences	Share-based payment and income tax deduction on share- based payments	Fair value movement on investment in equity instruments designated as at FVTOCI	Total equity attributable to owners of the parent	Total equity
Balance on January 1, 2023	$6,640	$4,309,880	$(2,109,791)	$129,280	$535,247	$(57,557)	$2,813,699	$2,813,699

Loss for the year			(295,053)				(295,053)	(295,053)
Other comprehensive income/(loss)				2,263		(1,915)	348	348
Total comprehensive income/(loss) for the year	—	—	(295,053)	2,263	—	(1,915)	(294,705)	(294,705)
Income tax benefit from excess tax deductions related to share-based payments					2,310		2,310	2,310
Share-based payment					234,168		234,168	234,168
Issue of share capital	288	1,196,444					1,196,732	1,196,732
Transaction costs for equity issue		(821)					(821)	(821)
Exercise of stock options	130	158,133					158,263	158,263
Ordinary shares withheld for payment of employees’ withholding tax liability		(12,139)					(12,139)	(12,139)

Balance on December 31, 2023	$7,058	$5,651,497	$(2,404,844)	$131,543	$771,725	$(59,472)	$4,097,507	$4,097,507

Profit for the year			833,040				833,040	833,040
Other comprehensive loss				(4,711)		(648)	(5,359)	(5,359)
Total comprehensive income/(loss) for the year	—	—	833,040	(4,711)	—	(648)	827,681	827,681
Income tax benefit from excess tax deductions related to share-based payments					39,650		39,650	39,650
Share-based payment					235,856		235,856	235,856
Exercise of stock options	169	319,288					319,457	319,457
Ordinary shares withheld for payment of employees’ withholding tax liability		(21,869)					(21,869)	(21,869)

Balance on December 31, 2024	$7,227	$5,948,916	$(1,571,804)	$126,832	$1,047,231	$(60,119)	$5,498,283	$5,498,283

Profit for the year			1,292,035				1,292,035	1,292,035
Other comprehensive income/(loss)				11,738		(4,858)	6,880	6,880
Total comprehensive income/(loss) for the year	—	—	1,292,035	11,738	—	(4,858)	1,298,915	1,298,915
Income tax benefit from excess tax deductions related to share-based payments					38,780		38,780	38,780
Share-based payment					249,349		249,349	249,349
Exercise of stock options	127	278,896					279,023	279,023
Ordinary shares withheld for payment of employees’ withholding tax liability		(41,258)					(41,258)	(41,258)

Balance on December 31, 2025	$7,354	$6,186,554	$(279,769)	$138,570	$1,335,360	$(64,977)	$7,323,092	$7,323,092
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
The company (COC 24435214) has its official seat in Amsterdam, the Netherlands, and its registered office is at
Laarderhoogtweg 25, 1101 EB Amsterdam, the Netherlands. An overview of the company and its subsidiaries (the
Company) are described in ‘‘Note 29 — Overview of Consolidation Scope’’.
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
The consolidated financial statements have been approved for issue by the Company’s Board of Directors (the “Board”)
on March 18, 2026.
2.2 Adoption of new and revised standards
New standards and interpretations applicable for the annual period beginning on January 1, 2025
•In the current year, the Group has assessed and adopted amendments to IFRS as issued by the IASB that are mandatorily effective for accounting periods that begin on or after January 1, 2025. Their adoption has not had any material impact on the disclosures or on the amounts reported in these consolidated financial statements.
New standards and interpretations issued, but not yet applicable for the annual period beginning on January 1, 2025
•IFRS 18 Presentation and Disclosures in Financial Statements
IFRS 18 replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 Accounting Policies, Changes in
Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. Furthermore, the IASB has made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share.
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

The Company is currently working to identify all impacts the new standard and amendments will have on the primary financial statements and notes to the financial statements. The initial expected material impact on the Company’s financial statements is, as follows:
•Foreign exchange differences will be classified in the same category as the income and expenses from the items giving rising to the foreign exchange differences.
•Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
The amendments address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 Financial Instruments. The amendments are effective for annual periods starting on or after 1
January 2026.
The Company does not anticipate that the amendments will have a material effect on the Company’s financial statements in future periods.
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
2.5.2 Acquired In-Process R&D and Acquired R&D available for use
Upfront payments and development milestone payments for “Acquired In-Process R&D” obtained through in-licensing arrangements are capitalized as intangible assets under “Acquired In-Process R&D” upon meeting the IAS 38 capitalization criteria. These intangibles are considered as intangible assets with definite useful lives and are carried at cost less amortization and accumulated impairment losses. The Company has not started to amortize “Acquired In-
Process R&D” as they are not available for use until regulatory approval has been obtained or the asset is ready for its intended use, but they are evaluated for potential impairment on an annual basis or when facts and circumstances may indicate a risk of impairment. Any impairment charge is recorded in the consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss under “Research and development expense”. Once an asset included in “Acquired In-Process R&D” has received marketing approval from a regulatory authority or is ready for its intended use, it is recorded under “Acquired R&D available for use” category.
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
“Acquired R&D available for use” is evaluated for potential impairment when the Company identifies indications based on facts and circumstances of the asset. Any impairment charge is recorded in the consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss under “Cost of sales” for assets which are currently generating product net sales. “Acquired R&D available for use” is amortized under “Cost of sales” for assets which are currently generating product net sales on a straight-line basis over the estimated useful life, being the longer of the current patent protection life of the acquired R&D and patent protection life of the combined product. Impairment and amortization relating to assets available for use but not generating sales are recorded under “Research &
Development Expenses”.
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
2.7 Inventories
Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for, and include purchase cost, cost of direct materials and labor, and a proportion of manufacturing overheads based on the normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.
When the net realizable value falls below the carrying amount, or when inventories become obsolete or excessive, a write-down is recognized.
Inventories include products which could be used, besides in commercial activities, in preclinical and clinical programs, in free-of-charge, compassionate use or pre-approval access program. These products, when they are used, are expensed either through “Research & development expenses” or “Selling, general and administrative expenses”.

The Company capitalizes inventory costs associated with products prior to the regulatory approval of these products, or for inventory produced in production facilities not yet approved, when it is highly probable that the pre-approval inventories will be sellable. The determination to capitalize is based on the particular facts and circumstances relating to the expected regulatory approval of the product or production facility being considered. The assessment of whether or not the product is considered highly probable to be sellable is made and includes, but is not limited to, how far a particular product or facility has progressed along the approval process, any known safety or efficacy concern and other impediments.
Capitalized costs related to pre-launch inventories could be written down upon a change in facts and circumstances. The write-down would be recorded under “Research and development expenses” in the consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss.
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
Interests on Current financial assets are reported under Cash Flow from investment activities under “Interest received”
and under “Financial income’’ in the Consolidated Statement of Profit or Loss.
2.10 Cash and cash equivalents
Cash are financial assets measured at amortized cost and comprise of cash at bank.
Cash equivalents measured at amortized cost comprise of term accounts that have an initial maturity of less than three months that are subject to an insignificant risk of changes in values.
Cash equivalents are determined at inception and measured at fair value through profit or loss comprise of money market funds that are readily convertible to cash. They are subject to insignificant risk of changes in value and which are used by the Company in the management of its short-term commitments.
Cash and cash equivalents exclude restricted cash, which is presented in the consolidated statements of financial position under the line “Other non-current assets”.
Interests on Cash and cash equivalents is reported under Cash Flow from investment activities under “Interest received”
and under “Financial income’’ in the Consolidated Statement of Profit or Loss.
2.11 Trade and other payables
Trade and other payables are comprised of liabilities that are due less than one year from the balance sheet date and are in general not interest bearing and settled on an ongoing basis during the financial year. They also include accrued expenses related to the Company’s operating activities. Trade and other payables are initially measured at their transaction price, which are subsequent to initial recognition measured at amortized cost.
Short-term employee benefits include payables and accruals for salaries and bonuses to be paid to the employees of the
Company. They are recognized as expenses for the period in which employees perform the corresponding services.

2.12 Leases
The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.
The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:
•Buildings2 to 15 years
•Vehicles2 to 4 years
•Equipment2 to 5 years
If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.
The Company’s right-of-use assets are included in “Property, Plant and Equipment”.
At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments, and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate.
In calculating the present value of of lease payments, the Company uses its incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments, or a change in the assessment of an option to purchase the underlying asset.
The Company’s lease liabilities are included in “Lease Liabilities Non-Current” and “Lease Liabilities Current”.
The Company applies the short-term lease recognition exemption (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option) and the lease of low-value assets recognition exemption to leases that are considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense within the operating category in the statement of profit or loss, on a straight-line basis over the lease term.
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
The Company has never distributed any dividends to its shareholders. As of December 31, 2025, no profits were available for distribution.
2.15 Share-based payments
Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the acceptance date. Equity settled share-based payments includes expenses related to stock options, restricted stock units and performance stock units granted by the Company.
The fair value determined at the acceptance date of the equity-settled share-based payments is expensed over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled share-based payment reserve.
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
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is not probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are offset if there is a legally enforceable right and intention to offset the income taxes and relates to same tax jurisdiction.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantially enacted by the end of the reporting period.
The Company records uncertain tax positions in accordance with IAS 12 Income Taxes using the two-step test whereby
(1) the Company determines whether it is probable that the tax positions will be accepted by relevant taxing authorities, and (2) for those tax positions that are not probable that a tax authority will accept in full the position, the Company recognizes uncertain tax positions using either the most likely amount or the expected value, depending on specific facts and circumstances.
2.17 Product net sales
Revenue from the sale of products is recognized at an amount that reflects the consideration that the Company expects to be entitled to receive in exchange for transferring goods to a customer, at the time when the customer obtains control of the goods rendered. The consideration that is committed in a contract with a customer can include fixed amounts,

variable amounts, or both. The amount of the consideration may vary due to discounts, rebates, returns, chargebacks or other similar items. Contingent consideration is included in the transaction price when it is highly probable that the amount of revenue recognized is not subject to significant future reversals.
Product net sales are recognized once we satisfy the performance obligation at a point in time under the revenue recognition criteria in accordance with IFRS 15 Revenue from contracts with customers.
Revenue arising from the sale of commercial product is presented in the consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss under “Product net sales”. In accordance with IFRS 15, such revenue is recognized when the product is transferred, in accordance with the delivery and acceptance terms agreed with the customer. Payment of the transaction price is payable as from the point the customer obtains the legal title to the goods. A deferred revenue is recognized if the Company receives consideration, or has an unconditional right to receive revenue, prior to the completion of all performance obligation.
The amount of revenue recognized reflects the various types of price reductions or rights of return offered by the
Company to its customers. Such price reductions and rights of return qualify as variable consideration under IFRS 15.
Products sold are covered by various Government and State programs for which specific discounts are applied. Rebates are granted to healthcare authorities, and under contractual arrangements with certain customers. Some wholesalers are entitled to chargeback incentives based on the selling price to the end customer, under specific contractual arrangements.
Rebates, chargebacks and other incentives are recognized in the period in which the underlying sales are recognized as a reduction of product sales.
The significant components of variable consideration are as follows:
Rebates & Discounts: We are subject to government mandated rebates & discounts in multiple jurisdictions globally including in the U.S. for Medicaid Drug Rebate Program, Medicare Part D Manufacturer Discount Program, and other government health care programs. Rebate amounts are based upon contractual agreements and/or legal requirements with public sector benefit providers. We use the expected-value method for estimating these rebates.
The structure of the Medicare Part D Manufacturer Discount Program was updated to reflect provisions of the Inflation
Reduction Act of 2022 (IRA) that became effective January 1, 2025.  The Part D redesign sunset the Coverage Gap
Discount Program (CGDP) and established the Manufacturer Discount Program. The Medicare Part D Manufacturer
Discount Program is a federal program to subsidize the costs of prescription drugs for Medicare beneficiaries in the U.S., which mandates manufacturers to fund a portion of the Medicare Part D coverage for prescription drugs sold to eligible patients.
The expected utilization is estimated based on available third-party data and/or historical data. Estimates for these rebates and discounts are adjusted quarterly to reflect the most recent information. We record an accrued liability and reduction of product sales for unpaid rebates related to products for which control has been transferred to customers.
Commercial Rebates: Commercial rebates are arrangements with third party payors where the Company will pay the third-party payors rebates and other fees on eligible purchases of the Company’s product. In consideration for the rebates and fees paid, the third-party payors will cover its’ patient purchases made of the Company’s products. The rebates and fees paid will be treated as variable consideration and a reduction to the transaction price. We use the expected-value method for estimating the ultimate rebate and fee paid, which are based on the volume of product sold. We apply the applicable rebate rate against a payor mix factor for the relevant patient populations and to the vials sold in the effective plan year of the rebate to derive a liability recorded. Estimates for these agreements are adjusted quarterly to reflect the most recent information. We record an accrued liability for unpaid commercial rebates.
Chargebacks: Chargebacks are discounts that occur in multiple jurisdictions globally, whereby contracted parties purchase directly from a specialty distributor. Contracted parties primarily consist of public health service institutions and government entities. In the U.S., 340B and Veterans Affairs (VA) chargebacks are initiated through arrangements between manufacturers and the government, for which the product is purchased at an agreed discounted price. The reserves for chargeback are based on known sales to contracted parties. We establish the reserves for chargebacks in the same period that the related revenue is recognized, resulting in an accrued liability and reduction of product gross sales.
Distributor fees: Specialty distributors provide distribution services to the Company for a fee, based on a contractually determined fixed percentage of sales. As the services being provided by the specialty distributor are not distinct, the recurring service fees paid to specialty distributors are treated as variable consideration and a reduction to the transaction price. We estimate these distributor fees and record such estimates in the same period the related revenue is recognized, resulting in a reduction of product gross sales. We record an accrued liability for unpaid distributor fees.

Other components of the variable considerations include co-pay assistance program, Medicare Part B discarded drug refund program in the U.S., and product returns.
The estimated amounts described above are recognized in the consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss within “Product net sales” as a reduction of gross sales, and generally within “Trade and other payables” in the consolidated statements of financial position. They are subject to regular review and adjustment as appropriate based on the most recent data available to management.
The Company has determined that sales rebates and reserves constitute a major source of estimation uncertainty as disclosed in ‘‘ Note 3 — Critical accounting judgments and major sources of estimation uncertainty’’. The major source of estimation uncertainty has been isolated to rebates and chargebacks as disclosed in ‘‘ Note 14 — Trade and Other
Payables’’. If management’s estimates differ from actual results, we will record adjustments that would affect product sales in the period of adjustment.
2.18 Other operating income - Collaboration and license agreements
Amongst the Company’s collaboration and license agreements in scope of IFRS 15, the following two have generated revenue in the reporting periods:
Zai Lab
Under the collaboration agreement, the Company provides clinical and commercial supply to Zai Lab. The Company concludes to recognize such sales as revenue given that the Company acts as principal in the transaction as the risk related to inventory is borne by the Company until the inventory is transferred to Zai Lab. The revenue related to clinical supply is recorded under line item “Other operating income”. The revenue related to commercial supply is recorded under line item “Product net sales” in the Consolidated Statements of Profit or Loss. The income related to royalties or sales-based milestones on sales made in China is recorded under line item “Other operating income”.
AbbVie
For the AbbVie Collaboration Agreement the Company has determined that the transfer of license combined with the performance of research and development activities represent one single performance obligation. The Company concluded that the license is not distinct in the context of the contract.
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
Upon initial recognition of the Product Sales, the Company recognizes a liability for the variable consideration based on the Company’s best estimate of expected claims. This estimate is a source of complexity and uncertainty as the Company specifically estimates the payor mix. Additionally, the transaction price is based upon contracts with customers, healthcare providers, payors and government agencies, regulated discounts applicable to government-funded programs, historical experience of claims received and other relevant factors. These open claims are recorded as liabilities under
“Sales rebates and reserves’’ in the ‘‘Consolidated Statements of Financial Position’’.
The Company reviews these liabilities at each reporting period to take into account potential changes in the programs, the volume of claims and/or the most probable final outcome associated to each sale. In line with IFRS 15, the Company applies constraint in recognition of variable compensation on Product Net Sales. Due to the nature of these liabilities it is not practicable to give meaningful sensitivity estimates due to the large volume of variables that contribute to Medicare
Part D, commercial rebates and chargebacks as outlined in “Note 2.17 — Product net sales”. Future events could cause the assumptions within our valuation models to change and materially affect the future results of the Company.
Please refer to “Note 14 — Trade and Other Payables” for the movement over the period and the ending balance of the sales rebates and reserves.
Critical accounting judgment
The Company has not exercised a critical accounting judgment in the current year ended December 31, 2025. As of the year ended December 31, 2024, the Company had applied judgment related to the number of years of forecasted future taxable profits to be considered as reliable as positive evidence towards its estimate on recognition of deferred tax assets.
The Company considers that as of December 31, 2025, the recognition of its deferred tax assets do not constitute a critical accounting judgment based on the facts and circumstances; specifically, significant growth in the U.S. based
Product Net Sales, current and future taxable profit levels and the current external competitive landscape.
No other Critical accounting judgments and major sources of estimation uncertainty have been made in the current period by the Company.

4. Property, Plant and Equipment

(in thousands of $)	IT, office and lab equipment	Right-of-use assets Buildings	Right-of-use assets Vehicles	Leasehold improvements	Leased equipment	Total
Cost

On January 1, 2023	$8,160	$19,815	$3,980	$1,981	$346	$34,282
Additions	937	8,770	2,327	48	—	12,082
Disposals	(202)	—	(757)	(54)	—	(1,013)
On December 31, 2023	8,895	28,585	5,550	1,975	346	45,351
Additions	1,039	20,639	5,492	982	—	28,152
Disposals	(220)	(234)	(333)	—	—	(787)
On December 31, 2024	9,714	48,990	10,709	2,957	346	72,716
Additions	2,740	9,478	10,408	4,532	—	27,158
Disposals	(1,107)	(11,555)	(3,243)	—	—	(15,905)
On December 31, 2025	$11,347	$46,913	$17,874	$7,489	$346	$83,969

Depreciation and impairment

On January 1, 2023	$(5,454)	$(8,948)	$(2,145)	$(1,350)	$(150)	$(18,047)
Depreciation	(1,539)	(2,839)	(971)	(189)	(36)	(5,574)
Disposals	189	—	757	—	—	946
On December 31, 2023	(6,804)	(11,787)	(2,359)	(1,539)	(186)	(22,675)
Depreciation	(1,252)	(3,657)	(2,067)	(234)	(35)	(7,245)
Disposals	155	234	333	—	—	722
On December 31, 2024	(7,901)	(15,210)	(4,093)	(1,773)	(221)	(29,198)
Depreciation	(1,660)	(6,135)	(4,272)	(1,143)	(34)	(13,244)
Disposals	1,107	2,825	2,788	—	—	6,720
On December 31, 2025	$(8,454)	$(18,520)	$(5,577)	$(2,916)	$(255)	$(35,722)

Carrying Amount

On December 31, 2023	$2,091	$16,798	$3,191	$436	$160	$22,675
On December 31, 2024	1,813	33,780	6,615	1,184	125	43,517
On December 31, 2025	$2,893	$28,393	$12,297	$4,573	$91	$48,247
Depreciation is recognized as from the moment when the asset is ready for its intended use to depreciate the cost of the assets less their residual values over their useful lives, using the straight-line method. Unless revised due to specific changes in the estimated useful life, annual depreciation rates are as follows:
•Office and lab equipment: three to five years
•IT equipment: three years
Depreciation of right-of-use assets is done over the expected duration of the lease including lease extensions where applicable.
As of December 31, 2025, there are no material commitments to acquire property, plant and equipment. Furthermore, no items of property, plant and equipment are pledged. See “Note 20 — Leases” for information for leases where the
Company is a lessee.

5. Intangible Assets

(in thousands of $)	Acquired R&D available for use	Acquired In- Process R&D	Other Intangibles1)	Total
Cost

On January 1, 2023	$—	$70,180	$106,340	$176,520
Additions	56,000	—	—	56,000
Disposals	—	—	(102,000)	(102,000)
Reclassification	52,931	(52,931)	—	—
On December 31, 2023	108,931	$17,249	$4,340	$130,520
Additions	36,500	30,000	—	66,500
On December 31, 2024	145,431	$47,249	$4,340	$197,020
Additions	55,000	37,727	12,788	105,515
Reclassification	(7,500)	—	7,500	—
On December 31, 2025	$192,931	$84,976	$24,628	$302,535

Amortization and impairment

On January 1, 2023	$—	$—	$(1,618)	$(1,618)
Amortization	(3,392)	—	(102,282)	(105,674)
Disposals	—	—	102,000	102,000
On December 31, 2023	(3,392)	$—	$(1,900)	$(5,292)
Amortization	(10,069)	—	(213)	(10,282)
On December 31, 2024	(13,461)	$—	$(2,113)	$(15,574)
Amortization	(10,408)	—	(4,450)	(14,858)
Reclassification	1,154	—	(1,154)	—
On December 31, 2025	$(22,715)	$—	$(7,717)	$(30,432)

Carrying Amount

On December 31, 2023	$105,539	$17,249	$2,440	$125,228
On December 31, 2024	131,970	47,249	2,227	181,445
On December 31, 2025	$170,216	$84,976	$16,911	$272,103
1)Comparative figures have been aligned to the presentation adopted in the current year.
“Acquired R&D available for use” and “Acquired In-Process R&D” is mainly related to the in-licensing of the
ENHANZE® drug delivery technology from Halozyme. In line with its accounting policies, the Company has capitalized the upfront payment upon commencement of the in-license agreement. In June 2023, the Company obtained the FDA approval for VYVGART HYTRULO. During the year ended December 31, 2023, upon obtaining regulatory approval,
$53 million has been moved from “Acquired In-Process R&D” to “Acquired R&D available for use”.
In 2024, the Company extended its collaboration with Halozyme and nominated four new targets to be in-licensed to the
ENHANZE® drug delivery technology. The cost of the license was capitalized as
“Acquired In-Process R&D”.
Further, the additions in 2025 to “Acquired R&D available for use” are mainly related to sales-based milestones in the context of the Halozyme agreement. The “Acquired R&D available for use” are amortized under “Cost of sales” on a straight-line basis over their useful life. The Company performs an annual impairment review on the intangible assets.
This review did not result in the recognition of an impairment charge for the years ended December 31, 2025, 2024 and
2023.

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
The Company continually assesses the useful life of intangible assets based on the shorter of its expected useful life and legal life. Currently, intangible assets are amortized over a range of three to more than fifteen years.
As of December 31, 2025, there are no material commitments to acquire intangible assets, except as set forth in
“Note 27 — Commitments”. No intangible assets are pledged as security for liabilities nor are there any intangible assets whose title is restricted.
6. Other Non-Current Assets
Other non-current assets consisted of non-current restricted cash and financial assets held at fair value through profit or loss or through OCI.

	As of December 31,
(in thousands of $)	2025	2024	2023
Non-current restricted assets	$4,838	$1,964	$2,419
Non-current financial assets held at fair value through profit or loss	37,130	25,549	21,715
Non-current financial assets held at fair value through OCI	10,022	14,880	15,528
Total other non-current assets	$51,990	$42,393	$39,662
Non-current restricted assets on December 31, 2025 was mainly composed of deposit guarantees paid under the lease agreements for the laboratory and offices of the Company.
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
The Company reassessed the fair value of the asset as of December 31, 2025 based on publicly available clinical announcements as of the reporting date.
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
instruments designated as at FVTOCI”.
The table below illustrates these non-current financials assets at fair value through profit or loss or OCI:

	As of December 31,
(in thousands of $)	2025	2024	2023
Cost on January 1	$76,659	$76,659	$76,659
Additions of the year	—	—	—
Cost on December 31	$76,659	$76,659	$76,659

Fair value adjustments on January 1	$(36,230)	$(39,416)	$(37,501)
Fair value adjustment of the year through profit or loss	11,581	3,834	—
Fair value adjustment of the year through OCI	(4,858)	(648)	(1,915)
Fair value adjustment on December 31	$(29,507)	$(36,230)	$(39,416)

Net book value on December 31	$47,152	$40,429	$37,243
7. Inventories

	As of December 31,
(in thousands of $)	2025	2024	2023
Raw materials and consumables	$335,540	$337,832	$240,836
Inventories in process	55,535	26,357	47,074
Finished goods	82,455	43,044	22,640
Total inventories	$473,530	$407,233	$310,550
The cost of inventories, which is recognized under “Cost of sales” in the consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss, amounted to $243 million for the year ended
December 31, 2025 (compared to $168 million for the year ended December 31, 2024 and $101 million for the year ended December 31, 2023).
The Company has pre-launch inventory awaiting regulatory approval amounting to $37 million as of the year ended
December 31, 2025 compared to $5 million as of December 31, 2024 and $101 million as of December 31, 2023.
8. Prepaid Expenses (Current)
The current prepaid expenses are composed of prepayments which are detailed below:

	As of December 31,
(in thousands of $)	2025	2024	2023
Prepaid research and development expenses	$214,631	$110,249	$71,201
Prepaid software	50,148	18,564	6,240
Prepaid inventory	19,249	34,753	22,460
Prepaid advertising expenses	12,711	9,463	19,933
Other prepaid expenses	31,737	14,919	14,238
Total prepaid expenses	$328,476	$187,948	$134,072

9. Trade and Other Receivables
The trade and other receivables are composed of receivables which are detailed below:

	As of December 31,
(in thousands of $)	2025	2024	2023
Trade receivables	$1,489,572	$817,707	$417,994
Tax receivables	123,123	40,886	63,605
Interest receivables	33,533	40,214	13,126
Other receivables	464	5,664	1,962
Total trade and other receivables	$1,646,692	$904,471	$496,687
The carrying amounts of trade and other receivables approximate their respective fair values. On December 31, 2025,
2024 and 2023, we did not have a material provision for expected credit losses.
Please also refer to “Note 24 — Financial Risk Management” for more information on the financial risk management.
10. Financial Assets — Current
These current financial assets relate to term accounts with an initial maturity longer than three months and less than 12 months and money market funds that do not qualify as cash equivalents as they are not expected to be used to meet short-term commitments.

	As of December 31,
(in thousands of $)	2025	2024	2023
Term accounts	948,750	1,878,890	1,131,000
Total current financial assets	$948,750	$1,878,890	$1,131,000
On December 31, 2025, the current financial assets included $59 million (€50 million) held in EUR (compared to
$104 million (€100 million) for the year ended December 31, 2024 and $221 million (€200 million) for the year ended
December 31, 2023) which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/EUR exchange rate as the Company’s functional currency is USD.
Please also refer to “Note 24 — Financial Risk Management” for more information on the financial risk management.
11. Cash and Cash Equivalents

	As of December 31,
(in thousands of $)	2025	2024	2023
Money market funds	$2,541,112	$1,394,409	$1,678,100
Term accounts	945,001	100,000	350,000
Cash and bank balances	5,176	5,527	20,744
Total cash and cash equivalents	$3,491,289	$1,499,936	$2,048,844
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
On December 31, 2025, the cash and cash equivalents included $97 million (€83 million) held in EUR (compared to
$653 million (€628 million) for the year ended December 31, 2024 and $703 million (€636 million) for the year ended

December 31, 2023) which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuation of the USD/EUR exchange rate as the Company’s functional currency is USD.
Please also refer to “Note 24 — Financial Risk Management” for more information on the financial risk management.
12. Share Capital and Share Premium
As of December 31, 2025, the Company’s share capital was represented by 61,883,306 shares. All shares were issued, fully paid up and of the same class. The table below summarizes the share issuances as a result of offerings, exercise of stock options and the vesting of restricted stock units under the Company’s Employee Stock Option Plan.
Roll forward of number of shares outstanding:

Number of shares outstanding on January 1, 2023	55,395,856
Exercise of stock options	1,137,439
Vesting of RSUs	79,560
Global public offering on Nasdaq on July 18, 2023	2,244,899
Over-allotment option exercised by underwriters on July 19, 2023	336,734
Number of shares outstanding on December 31, 2023	59,194,488
Exercise of stock options	1,478,225
Vesting of RSUs	88,244
Number of shares outstanding on December 31, 2024	60,760,957
Exercise of stock options	986,507
Vesting of RSUs	135,842
Number of shares outstanding on December 31, 2025	61,883,306
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
On May 27, 2025, at the annual general meeting, the shareholders of the Company approved the authorization to the
Board to issue up to a maximum of 10% of the then-outstanding share capital, for a period of 18 months.
On December 31, 2025, an amount of €532,863, represented by 5,328,634 shares, still remained available under the authorization to issue shares as granted to the Board by the shareholders of the Company.
13. Share-Based Payments
The Company has an equity incentive plan for the employees, key consultants, board members, senior management and key outside advisors (‘’key persons”) of the Company and its subsidiaries. In accordance with the terms of the plan, as approved by shareholders, employees may be granted stock options and/or restricted stock units and/or performance stock units.
13.1. Stock Options
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
In order to pre-finance the taxes that are paid upon the grant of stock options, Belgian employees have the ability, in exchange for the taxes due upon the grant of the stock options, to transfer the economic benefits related to part of those stock options to a third party. In the year ending December 31, 2025, the economic benefits of 12,951 stock options, for which accelerated vesting applies, were transferred to a third party.
No other conditions are attached to stock options.
The following stock option arrangements were in existence during the current and prior years and which are exercisable at the end of each period presented:

		Outstanding stock options on December 31,
Expiry date	Exercise price per stock options (in $)¹⁾	2025	2024	2023
2024	$2.87	—	—	3,308
2024	4.64	—	—	532
2024	8.43	—	—	81,500
2025	13.44	—	400	1,600
2025	11.13	—	78,690	99,326
2026	13.48	75,643	93,378	97,972
2026	13.37	10,000	14,000	24,400
2026	16.61	95,749	103,859	111,811
2027	21.63	31,646	35,046	38,434
2027	24.87	136,705	152,085	225,852
2028	94.96	6,670	7,370	13,890
2028	101.43	187,281	190,011	225,457
2024	133.35	—	—	26,171
2029	133.35	33,513	44,158	71,573
2024	159.51	—	—	104,176
2029	159.51	251,019	275,154	370,566
2025	140.45	—	3,758	16,712
2030	140.45	18,291	30,675	50,801
2025	230.48	—	7,926	126,331
2030	230.48	69,359	79,691	160,677
2025	235.26	—	5,629	31,424
2030	235.26	31,388	47,908	78,534
2025	290.93	—	90,425	202,205
2030	290.93	246,192	351,911	559,173
2026	275.42	9,413	23,491	23,491
2031	275.42	8,820	19,486	27,201
2026	299.74	22,733	59,527	59,626
2031	299.74	38,475	96,888	128,600
2026	304.91	5,085	45,044	45,228
2031	304.91	24,697	39,359	62,138
2025	363.31	—	—	16,000

		Outstanding stock options on December 31,
Expiry date	Exercise price per stock options (in $)¹⁾	2025	2024	2023
2026	363.31	47,559	80,179	80,425
2031	363.31	124,043	169,196	226,520
2027	331.94	13,876	13,876	13,957
2032	331.94	19,412	34,773	58,255
2027	420.06	57,024	57,118	58,091
2032	420.06	104,811	144,505	192,291
2027	432.99	13,764	13,764	13,764
2032	432.99	41,692	56,820	73,288
2027	422.53	134,492	134,748	136,459
2032	422.53	179,832	249,755	347,765
2028	400.32	15,014	15,014	15,014
2033	400.32	28,285	36,065	43,856
2028	417.60	120,517	121,071	127,490
2033	417.60	318,762	415,859	495,821
2028	541.21	2,173	2,235	2,235
2033	541.21	43,035	56,782	69,704
2028	350.97	6,043	6,043	—
2033	350.97	43,405	61,806	79,305
2029	430.17	3,202	3,291	—
2034	430.17	27,767	37,642	—
2029	489.27	87,700	88,157	—
2034	489.27	454,081	553,251	—
2029	562.47	6,023	6,023	—
2034	562.47	23,579	26,622	—
2029	699.60	2,079	2,137	—
2034	699.60	15,737	18,159	—
2030	648.60	3,763	—	—
2035	648.60	16,453	—	—
2030	563.18	64,565	—	—
2035	563.18	513,390	—	—
2030	718.16	1,519	—	—
2035	718.16	29,243	—	—
2030–2035²⁾	$837.78	17,595	—	—
		3,883,114	4,300,760	5,118,949
1)Amounts have been converted to USD at the closing rate as of December 31, 2025.
2)In December 2025, the Company granted stock options for which the Belgian taxed beneficiaries had a 60-day period to choose between a contractual term of five or ten years.

F-30

	2025		2024		2023
	Number of stock options	Weighted average exercise price¹⁾	Number of stock options	Weighted average exercise price¹⁾	Number of stock options	Weighted average exercise price¹⁾
Outstanding as of January 1	4,300,760	$283.29	5,118,949	$255.41	5,511,767	$205.02
Granted	663,301	580.41	756,234	451.63	844,011	395.92
Exercised	(986,507)	296.31	(1,478,225)	206.43	(1,137,439)	142.31
Forfeited	(94,440)	481.03	(96,198)	367.18	(99,390)	356.57
Outstanding as of December 31	3,883,114	366.90	4,300,760	283.29	5,118,949	255.41
Exercisable as of December 31	2,340,218	$275.83	2,492,709	$203.36	3,030,486	$179.22
1) Amounts have been converted to USD at the closing rate of the respective period.
The weighted average share price at the date of exercise of options exercised during the year ended December 31, 2025 was $754.00, compared to $498.58 during the year ended December 31, 2024 and $456.80 during the year ended
December 31, 2023. The weighted average remaining contractual life of the stock options outstanding amounted to 5.68 years on December 31, 2025 compared to 5.89 years on December 31, 2024 and 5.90 years on December 31, 2023. The table below shows the weighted average remaining contractual life for each range of exercise price:

Exercise price (in $)	Outstanding on December 31, 2025	Weighted average remaining contractual life (in years)
13.37 - 16.61	181,392	0.69
21.63 - 24.87	168,351	1.87
94.96 - 101.43	193,951	2.96
133.35 - 159.51	284,532	3.92
140.45 - 290.93	365,230	4.82
275.42 - 363.31	280,825	4.30
331.94 - 432.99	564,903	4.84
350.97 - 541.21	577,234	6.30
430.17 - 699.60	620,168	7.71
563.18 - 837.78	646,528	8.98
The fair market value of the stock options has been determined based on the Black-Scholes model using the following unobservable assumptions:
•The expected volatility, determined on the basis of the implied volatility of the share price over the expected life of the option.
•The expected option life, calculated as the estimated duration until exercise, taking into account the specific features of the plans.
Below is an overview of the parameters used in relation to the determination of the fair value of the grants during 2025:

Stock options granted in	March 2025	June 2025	September 2025	December 2025¹⁾
Number of options granted	21,469	593,475	30,762	17,595
Average Fair value of options (in $)²⁾	$147.95 - 194.55	$177.33 - 308.47	$249.21 - 446.49	$324.22
Share price (in $)²⁾	$547.67 - 584.66	$550.61 - 707.89	$724.65 - 918.62	$842.24
Exercise price (in $)²⁾	$596.99	$561.74	$717.61	$837.78
Expected volatility	32.61 - 33.43%	30.54 - 31.61%	33.16 - 37.48%	38.22%
Average Expected option life (in years)	4.33 - 6.52	4.16 - 6.35	4.02 - 6.22	5.34
Risk‑free interest rate	1.91 - 2.43%	2.02 - 2.37%	2.09 - 2.26%	2.35%
Expected dividends	—%	—%	—%	—%
1)In December 2025, the Company granted a total of 17,595 stock options of which 1,833 stock options to Belgian taxed beneficiaries. Belgian taxed beneficiaries can choose between a contractual term of five or ten years. The expected option life ranges between 3.88 and 6.07 years. This estimate will be reassessed once the acceptance period of 60 days has passed and the beneficiaries will have made a choice between a contractual term of five or ten years. The total difference in fair value of the grant to Belgian taxed beneficiaries would not be material irrespective of 100%
of the stock options of Belgian taxed beneficiaries with a contractual term of five years or ten years.
2)Amounts have been converted to USD at the applicable rate prevailing at the grant date.
Below is an overview of the parameters used in relation to the determination of the fair value of grants during 2024:

Stock options granted in	April 2024	June 2024	September 2024	December 2024¹⁾
Number of options granted	42,243	660,166	33,529	20,296
Average Fair value of options (in $)²⁾	$112.14 - 156.49	$158.50 - 215.16	$188.85 - 298.99	$170.44 - 220.99
Share price (in $)²⁾	$365.56 - 396.30	$437.41 - 492.86	$543.68 - 656.53	$620.43
Exercise price (in $)²⁾	$396.30	$445.76	$535.95	$618.56
Expected volatility	35.53 - 39.04%	35.17 - 36.16%	33.33 - 35.61%	31.55 - 34.46%
Average Expected option life (in years)	4.30 - 6.49	4.16 - 6.35	4.05 - 6.24	3.88 - 6.07
Risk‑free interest rate	2.66 - 3.02%	2.48 - 2.87%	2.06 - 2.24%	1.97 - 2.25%
Expected dividends	—%	—%	—%	—%
1)In December 2024, the Company granted a total of 20,296 stock options. Belgian beneficiaries could choose between a contractual term of five or ten years impacting the parameters used in determination of the fair value of the grant. Once the acceptance period of 60 days had passed in which the beneficiaries made a choice between a contractual term of five or ten years years, the parameters and fair value used in the financial year ending December 31, 2024 were  reassessed.
2)Amounts have been converted to USD at the applicable rate prevailing at the grant date.
Below is an overview of the parameter used in relation to the determination of the fair value of grants during 2023:

Stock options granted in	April 2023	July 2023	October 2023	December 2023
Number of options granted	61,056	629,121	74,529	79,305
Average Fair value of options (in $)¹⁾	$158.21 - 196.18	$176.44 - 271.59	$123.94 - 209.04	$161.88 - 200.55
Share price (in $)¹⁾	$361.64 - 401.21	$380.81 - 521.19	$439.42 - 491.75	$371.36 - 403.77
Exercise price (in $)¹⁾	$370.34	$387.35	$485.01	$329.26
Expected volatility	41.00 - 42.18%	36.22 - 43.99%	35.35 - 36.67%	36.21 - 38.64%
Average Expected option life (in years)	4.00 - 6.50	4.00 - 6.50	4.00 - 6.50	4.00 - 6.50
Risk‑free interest rate	2.96 - 3.14%	2.90 - 3.03%	2.80 - 3.44%	2.40 - 2.81%
Expected dividends	—%	—%	—%	—%
1)Amounts have been converted to USD at the applicable rate prevailing at the grant date.
The total share-based payment expense related to stock options recognized in the consolidated statements of profit or loss totaled $128 million for the year ended December 31, 2025, compared to $147 million for the year ended
December 31, 2024 and $164 million for the year ended December 31, 2023.
13.2. Restricted Stock Units (RSUs)
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
RSUs granted to non-executive directors prior to the year ended December 31, 2024 vest over a period of four years with
1/4th of the total grant vesting at each anniversary of the date of grant. RSUs granted to non-executive directors as from the year ended December 31, 2024 vest at the one year anniversary of the grant and are subject to a holding period of three years after vesting. The Company has assessed a reduction in fair value associated to RSUs subject to a holding period.
The following restricted stock units arrangements were in existence during the current and prior years:

	2025		2024		2023
	Number of RSUs	Weighted average Grant Date Fair Value1)	Number of RSUs	Weighted average Grant Date Fair Value1)	Number of RSUs	Weighted average Grant Date Fair Value1)
Non-vested units on January 1	615,360	$403.29	442,322	$375.89	385,280	$387.20
Granted	234,845	597.86	349,521	454.57	192,237	396.22
Vested	(218,488)	433.33	(140,667)	344.68	(105,678)	353
Forfeited	(47,064)	472.60	(35,816)	374.10	(29,517)	358.49
Non-vested units on December 31	584,653	$499.68	615,360	$403.29	442,322	$375.89
1)Amounts have been converted to USD at the closing rate of the respective period.
The total share-based payment expense related to RSUs recognized in the consolidated statements of profit or loss totaled $115 million for the year ended December 31, 2025 compared to $88 million for the year ended December 31,
2024 and $69 million for the year ended December 31, 2023.

13.3. Performance Stock Units (PSUs)
The PSUs are granted to key persons of the Company and its subsidiaries. The PSUs have been granted free of charge.
Each employee’s PSUs converts into one ordinary share of the Company upon vesting. The PSUs carry neither rights to dividends nor voting rights. PSUs once converted into ordinary shares, may be sold at any time from the date of vesting, have no expiry date and may be held by the participant without limitation. The fair value of PSUs is based on the closing sale price of our Company’s common stock on the day prior to the date of issuance. PSUs vest at the end of their three years performance period. Pay-out levels depend upon the achievement of performance measures, subject to threshold, target and maximum levels as determined by the Board. PSUs have a maximum upside payout opportunity of 150% of target.
The Company granted 30,360 units of PSUs on June 30, 2025.

	2025
	Number of PSUs	Weighted average Grant Date Fair Value1)
Non-vested units on January 1	—	$—
Granted	30,360	563.18
Vested	—	–
Forfeited	—	—
Non-vested units on December 31	30,360	$563.18
1)Amounts have been converted to USD at the closing rate of the respective period.
This was the first grant of PSUs by the Company, there are therefore no comparable periods.
The total share-based payment expense related to PSUs recognized in the consolidated statements of profit or loss totaled
$6 million for the year ended December 31, 2025.
14. Trade and Other Payables

	As of December 31,
(in thousands of $)	2025	2024	2023
Trade payables	$554,268	$342,228	$245,557
Sales rebates and reserves	402,032	140,474	55,788
Short‑term employee benefits	212,344	150,818	95,104
Other	98,500	16,473	17,564
Total trade and other payables	$1,267,144	$649,993	$414,013
The carrying amounts of trade and other payables approximate their respective fair values. Trade payables correspond primarily to R&D, commercial and manufacturing activities and include accrued expenses related to these activities.
Short-term employee benefits include payables and accruals for salaries and bonuses to be paid to the employees of the
Company.
The following table summarizes the movement in the sales rebates and reserves for the year ended December 31, 2025,
2024 and 2023:

(in thousands of $)	Rebates and chargebacks	Distribution fees, product returns	Total sales rebates and reserves
Balance on January 1, 2023	$15,398	$4,079	$19,478
Current estimate related to the sales made in the current year	123,542	26,427	149,969
Adjustment for prior periods	(4,041)	(883)	(4,924)
Credits or payments1)	(85,237)	(23,497)	(108,734)
Balance on December 31, 2023	$49,662	$6,126	$55,788
Current estimate related to the sales made in the current year	285,863	50,239	336,102
Adjustment for prior periods	(10,912)	(162)	(11,074)
Credits or payments1)	(197,202)	(43,140)	(240,342)
Balance on December 31, 2024	$127,411	$13,063	$140,474
Current estimate related to the sales made in the current period	824,251	132,171	956,422
Adjustment for prior periods	(6,507)	2,038	(4,469)
Credits or payments	(583,779)	(112,685)	(696,464)
Foreign currency translation differences	6,584	(515)	6,069
Balance on December 31, 2025	$367,960	$34,072	$402,032
1)Comparative figures have been aligned to the presentation adopted in the current year.
15. Other Operating Income

	Year Ended December 31,
(in thousands of $)	2025	20241)	20231)
Research and development incentives	$62,503	$46,106	$27,815
Payroll tax rebates	19,061	11,855	11,925
Collaboration revenue	2,166	4,348	35,533
Change in fair value on non-current financial assets	11,581	3,834	—
Other operating income	1,423	13	2,538
Total other operating income	$96,734	$66,156	$77,811
1)Comparative figures have been aligned with the presentation adopted in the current year.
For the year ended December 31, 2025, the collaboration revenue was generated under the agreement with Zai Lab. This note should be read alongside ‘‘Note 2.18 — Other operating income - Collaboration and license agreements’’.
15.1. Research and development incentives
The Company has accounted for tax incentives following a research and development tax incentive scheme in Belgium according to which the incentive will be refunded after a 5 years period, if not offset against the current tax payable over the period.
15.2. Payroll tax rebates
The Company accounted for payroll tax rebates as a reduction in withholding income taxes for its highly qualified personnel employed in its research and development department.

15.3. Collaboration revenue - AbbVie
In April 2016, the Company entered into the AbbVie Collaboration Agreement to develop and commercialize
ARGX-115 (ABBV-151). In October 2023, the Company achieved the second development milestone upon initiation of a non-pivotal clinical trial, triggering a $30 million payment.
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

	Year Ended December 31,
(in thousands of $)	2025	20241)	2023
United States	$3,533,939	$1,895,919	$1,046,592
Japan	206,835	89,389	56,432
China	67,920	39,177	14,907
Rest of the World	342,622	161,398	72,852
Total product net sales	$4,151,316	$2,185,883	$1,190,783
1)Comparative figures have been presented to be consistent with the presentation adopted in the current year.
Four U.S. customers represent approximately 78% of the product net sales during the twelve months ended
December 31, 2025 (compared to five U.S. customers which represented 87% in 2024 and four customers which represented 86% for the same period in 2023).
The non-current assets including property, plant and equipment and intangible assets are presented geographically as shown in the table below:

	Year Ended December 31,
(in thousands of $)	2025	2024	2023
Belgium	303,026	209,758	138,252
United States	9,235	11,557	6,219
Japan	1,916	2,242	2,971
Rest of the World	6,173	1,405	461
Total non-current assets	$320,350	$224,962	$147,903
Product net sales and non-current assets in the Netherlands, the Company’s country of domicile, are not material.

17. Research and Development Expenses

	Year Ended December 31,
(in thousands of $)	2025	2024	2023
External research and development expenses	$859,179	$605,082	$483,192
Personnel expenses	388,557	310,992	226,344
Digital technology expenses	58,367	34,012	19,935
Materials and consumables	7,895	5,863	4,057
Depreciation and amortization	12,739	6,204	105,546
Other expenses	37,395	21,270	20,418
Total Research and development expenses	$1,364,132	$983,423	$859,492
18. Selling, General and Administrative Expenses

	Year Ended December 31,
(in thousands of $)	2025	20241)	20231)
Personnel expenses	$500,530	$424,916	$303,033
Marketing services	395,374	306,987	202,146
Professional fees	238,228	170,215	108,820
Digital technology expenses	47,104	27,295	20,408
Distribution and commercial support expenses	33,818	19,695	10,356
Facilities and occupancy expenses	16,035	20,888	11,264
Supervisory board	11,829	9,724	8,362
Depreciation and amortization	7,079	3,149	2,366
Other expenses	117,060	72,468	45,150
Total Selling, general and administrative expenses	$1,367,057	$1,055,337	$711,905
1)Comparative figures have been aligned with the presentation adopted in the current year.
19. Personnel Expenses
The personnel expenses mentioned in ‘‘Note 17 — Research and Development Expenses” and ‘‘Note 18 — Selling,
General and Administrative Expenses’’ above are as follows:

	Year Ended December 31,
(in thousands of $)	2025	2024	2023
Short‑term employee benefits - Salaries	$538,056	$410,184	$266,482
Short‑term employee benefits - Social Security	39,086	30,856	19,231
Post‑employment benefits	24,751	12,330	7,758
Termination benefits	2,283	2,498	1,089
Share‑based payment	238,493	228,142	226,830
Employer social security contributions share-based payments	46,418	51,898	7,987
Total personnel expenses	$889,087	$735,908	$529,377
The post-employment benefits relate to the pension plans the Company has in place for its employees.
The average number of full-time equivalents (FTE) by function is presented below:

	Year Ended December 31,
Average Number of FTEs	2025	2024	2023
Research and development	1,003	805	607
Selling, general and administrative	1,006	835	681
Total number of FTEs	2,009	1,639	1,289
20. Leases
The statements of financial position shows the following amounts relating to leases:

	Year Ended December 31,
(in thousands of $)	2025	2024	2023
Right-of-use assets
Buildings	$28,393	$33,780	$16,798
Vehicles	12,297	6,615	3,191
Equipment	91	125	160
	$40,781	$40,520	$20,149

Lease liabilities
Current	$10,833	$6,533	$4,646
Non-current	36,327	32,520	15,354
	$47,160	$39,053	$20,000
Additions to the right-of-use assets amounted to $20 million for the year ended December 31, 2025, compared to $26 million and $11 million for the years ended December 31, 2024 and 2023 respectively.
The table below shows a maturity analysis of the lease liabilities:

	Year Ended December 31,
(in thousands of $)	2025	2024	2023
Lease liabilities
Less than 1 year	$12,458	$8,047	$4,286
Years 1 through 5	32,718	25,670	13,890
Greater than 5 years	7,786	11,829	1,824
Total contractual cash flows	$52,962	$45,546	$20,000
Total carrying amount	$47,160	$39,053	$20,000
1)Comparative figures have been aligned with the presentation adopted in the current year.
The consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss shows the following amounts relating to leases:

	Year Ended December 31,
(in thousands of $)	2025	2024	2023
Depreciation charges
Buildings	$6,135	$3,657	$2,839
Vehicles	4,272	2,067	971
Equipment	34	35	36
	$10,441	$5,759	$3,846

Interest expense (included in finance cost)	$3,175	$2,072	$693
The total cash outflows for leases in 2025, 2024 and 2023 were $4 million, $8 million and $4 million respectively.
The Company applies the short-term lease recognition exemption (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option) and the lease of low-value assets recognition exemption. Lease payments on short-term leases and leases of low-value assets are immaterial and are recognized as an expense within the operating category in the statement of profit on a straight-line basis over the lease term.
The Company does not have any lease agreement with variable lease payments or residual value guarantees. The
Company has several leases that include extension and termination options. These options provide flexibility in managing the leased-asset portfolio and align with the Company’s business needs. The Company exercises judgment in determining whether these extension and termination options are reasonably certain to be exercised. The undiscounted potential future rental payments relating to periods following the exercise date of extension and termination options that are not included in the lease term are not material.
21. Exchange Gains/(Losses)
The exchange gains/losses for the year ended December 31, 2025 and prior periods were primarily attributable to unrealized exchange rate gains on the cash and cash equivalents and current financial assets position in EUR due to the fluctuation of the EUR/USD exchange rate over the period.
22. Income taxes
Income taxes recognized in the income statements can be detailed as follows:

	Year Ended December 31,
(in thousands of $)	2025	2024	2023
Current year	$(351,264)	$(53,462)	$(9,592)
Income tax prior years	13,224	(383)	(2,080)
Current tax expense	(338,040)	(53,845)	(11,672)

Recognition of deferred tax assets	—	724,700	—
Originating and reversal of temporary differences	351,468	77,005	21,115
Deferred tax benefit	351,468	801,705	21,115

Total income tax benefit	$13,428	$747,860	$9,443
The difference between the provision for income taxes and the amount that would result from applying the Dutch statutory tax rate to income before provision for income taxes is as follows:

	Year Ended December 31,
(in thousands of $)	2025	2024	2023
(Profit)/Loss before taxes	$(1,278,607)	$(85,180)	$304,496
Income tax (expense)/benefit calculated at the Dutch statutory federal income tax rates	(329,881)	(21,977)	78,560
Effect of intercompany asset deal/transaction	—	—	396
Effect of expenses not deductible in determining taxable	(6,188)	(5,383)	(2,674)
Effect of share-based payment expenses that are not deductible in determining taxable results	(29,673)	(13,151)	(43,040)
Effect of stock issue expenses that are not taxable in determining taxable results	—	—	18,620
Effect of tax credits and incentives1)	291,865	102,823	87,123
Effect of change of (de)recognition of deferred tax assets on tax losses	(2,500)	187,361	(2,282)
Effect of different tax rates in jurisdictions in which the company operates	9,685	4,169	(3,509)
Effect of change of (de)recognition of deferred tax assets	—	535,598	(124,457)
Effect of foreign exchange translation	87,070	(38,307)	—
Other	(6,950)	(3,273)	706
Income tax (expense)/benefit recognized in the consolidated statements of profit or loss	$13,428	$747,860	$9,443
1)This item was renamed from ‘Effect of concessions’ to enhance clarity for financial statement presentation.
Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profits will be available in the look-forward period. In the fourth quarter of 2024, the Company recognized a consolidated tax benefit for previously unrecognized net deferred tax assets amounting to $725 million, based on the weight of available evidence.
The amount of deferred tax assets and liability by type of temporary difference can be detailed as follows:

	As of December 31, 2025
(in thousands of $)	Assets	Liabilities	Net
Deferred tax assets/(liabilities)
Innovation income deduction credit	$159,360	$—	$159,360
Net operating loss carryforwards	138,487	—	138,487
Capitalized R&D expenses	445,550	—	445,550
Intangible assets	94,383	—	94,383
Accruals and allowances	122,654	—	122,654
Share-based payments	99,408	—	99,408
Profit in inventory	225,033	—	225,033
Other tax carryforwards	16,206	—	16,206
Property, plant and equipment	4,130	(2,121)	2,009
Non-current fixed assets	—	(8,683)	(8,683)
Other	1,944	(498)	1,446
Netting by taxable entity	(11,302)	11,302	—

Net deferred tax assets	$1,295,853	$—	$1,295,853

	As of December 31, 2024
(in thousands of $)	Assets	Liabilities	Net
Deferred tax assets/(liabilities)
Innovation Income deduction	$122,306	$—	$122,306
Net operating loss carryforwards	177,599	—	177,599
Capitalized R&D expenses	312,420	—	312,420
Intangible assets	100,321	—	100,321
Accruals and allowances	25,037	—	25,037
Share-based payments	71,481	—	71,481
Profit in inventory	110,474	—	110,474
Other tax carryforwards	8,874	—	8,874
Property, plant and equipment	3,392	(3,012)	380
Non-current fixed assets	—	(6,289)	(6,289)
Other	2,265	(569)	1,696
Netting by taxable entity	(9,870)	9,870	—

Net deferred tax assets/(liabilities)	$924,299	$—	$924,299

	As of December 31, 2023
(in thousands of $)	Assets	Liabilities	Net
Deferred tax assets/(liabilities)
Accruals and allowances	$13,189	$—	$13,189
Share-based payments	23,310	—	23,310
Profit in inventory	52,026	—	52,026
Other tax carryforwards	6,339	—	6,339
Property, plant and equipment	2,136	(1,550)	586
Non-current fixed assets	—	(5,155)	(5,155)
Other	1,760	—	1,760
Netting by taxable entity	(1,549)	1,550	1

Net deferred tax assets/(liabilities)	$97,211	$(5,155)	$92,056
The change in net deferred taxes recorded in the consolidated statements of financial position can be detailed as follows:

(in thousands of $)	Deferred tax assets	Deferred tax liabilities
Balance on January 1, 2025	$924,299	$—
Recognized in profit or loss	264,021	—
Recognized in equity	20,780	—
Effects of change in foreign exchange rate	86,753	—
Balance on December 31, 2025	$1,295,853	$—

(in thousands of $)	Deferred tax assets	Deferred tax liabilities
Balance on January 1, 2024	$97,211	$(5,155)
Recognized in profit or loss	758,264	5,155
Recognized in equity	30,846	—
Effects of change in foreign exchange rate	37,978	—
Balance on December 31, 2024	$924,299	$—

(in thousands of $)	Deferred tax assets	Deferred tax liabilities
Balance on January 1, 2023	$79,222	$(8,406)
Recognized in profit or loss	17,685	3,430
Recognized in equity	381	—
Effects of change in foreign exchange rate	(77)	(179)
Balance on December 31, 2023	$97,211	$(5,155)
The Company also has unrecognized tax losses carried forward in the Netherlands in the amount of $56 million as of
December 31, 2025, compared to $46 million on December 31, 2024 and $33 million on December 31, 2023. These losses carried forward do not have an expiration date based upon the applicable enacted tax legislation in the
Netherlands.
As of December 31, 2025, the Company has $209 million of undistributed earnings attributable to foreign subsidiaries
(compared to $125 million on December 31, 2024 and $128 million on December 31, 2023) for which no provision for deferred tax liabilities have been recognized because the Company has control over the timing of the reversal of the temporary differences and there are no plans of distributions in the foreseeable future.
The Company is subject to the OECD Pillar Two Directive and implementing domestic laws in 2025. The Pillar Two
Rules does not have a material impact on our effective tax rate or the recognition of our deferred tax assets.
The Company continues to apply the exception relating to recognizing and disclosing information about deferred tax assets and liabilities related to legislation that is enacted to implement the OECD Pillar Two model rules.
23. Earnings per Share

	Year Ended December 31
(in thousands of $ except for shares and EPS)	2025	2024	2023
Profit/(Loss) for the period	$1,292,035	$833,040	$(295,053)
Weighted average number of shares used for basic profit/ (loss) per share	61,295,149	59,855,585	57,169,253
Basic profit/(loss) per share (in $)	$21.08	$13.92	$(5.16)
Weighted average number of shares used for diluted profit/ (loss) per share	66,029,215	65,177,815	57,169,253
Diluted profit/(loss) per share (in $)	$19.57	$12.78	$(5.16)
Profit/(loss) per ordinary share is calculated by dividing the profit/(loss) for the period by the weighted average number of ordinary shares during the year. Diluted profit/(loss) per share is calculated by adjusting the weighted average number of shares by in the money outstanding dilutive stock options, RSUs and PSUs.
As the Company reported a net loss in 2023, stock options and RSUs had an anti-dilutive effect rather than a dilutive effect. As such, there is no difference between basic and diluted loss per ordinary share for this period.

24. Financial Risk Management
The financial risks are managed centrally. The Company coordinates the access to national and international financial markets and considers and manages continuously the financial risks concerning the Company’s activities. These relate to credit risk, liquidity risk, interest rate risk and currency risk. The Company does not buy or trade financial instruments for speculative purposes.
Categories of financial assets and liabilities:

	Measurement category	Carrying amount on December 31
(in thousands of $)		2025	2024	2023
Financial assets - non-current	FVTPL	$37,130	$25,549	$21,715
Financial assets - non-current	FVTOCI	10,022	14,880	15,528
Research and development incentive receivables - non-current	Amortized cost	86,212	94,854	76,706
Restricted assets - non-current	Amortized cost	4,838	1,964	2,419
Trade and other receivables	Amortized cost	1,646,692	904,471	496,687
Financial assets - current	Amortized cost	948,750	1,878,890	1,131,000
Research and development incentive receivables - current	Amortized cost	10,367	4,625	2,584
Cash and bank balances	Amortized cost	5,176	5,527	20,744
Cash equivalents	FVTPL	2,541,112	1,394,409	1,678,100
Cash equivalents	Amortized cost	945,001	100,000	350,000
Trade and other payables	Amortized cost	1,267,144	649,993	414,013
The carrying amounts of research and development incentive receivables, financial assets, trade and other receivables, and trade and other payables are considered to be the same as their fair values, due to their short-term nature.
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
The maximum exposure to credit risk is the carrying amount at reporting date.
The Company carried the following assets at fair value on December 31, 2025, 2024 and 2023 respectively:

	As of December 31, 2025
(in thousands of $)	Level 1	Level 2	Level 3
Non-current financial assets	$10,022	$—	$37,130
Cash and cash equivalents	2,541,112	—	—
Assets carried at fair value	$2,551,134	$—	$37,130

	As of December 31, 2024
(in thousands of $)	Level 1	Level 2	Level 3
Non-current financial assets	$14,880	$—	$25,549
Cash and cash equivalents	1,394,409	—	—
Assets carried at fair value	$1,409,289	$—	$25,549

	As of December 31, 2023
(in thousands of $)	Level 1	Level 2	Level 3
Non-current financial assets	$15,528	$—	$21,715
Cash and cash equivalents	1,678,100	—	—
Assets carried at fair value	$1,693,628	$—	$21,715
During the disclosed calendar year, no transfers occurred between the applicable categories.
Non-current financial assets – Level 1
The Company owns shares of Zai Lab due to its license and collaboration agreement. The fair value shares of the equity instrument at period-end is determined by reference to the closing price of such securities at each reporting date
(classified as level 1 in the fair value hierarchy), resulting in a change in fair value. The Company made the irrevocable election to recognize subsequent changes in fair value through OCI.
Non-current financial assets – Level 3
The Company has a profit share in AgomAb Therapeutics NV which is a non-publicly listed company valued using certain unobservable inputs and assumptions.
The changes in the value of these investments are detailed in ‘‘Note 6 — Other Non-Current Assets”.
Capital risk
The Company manages its capital to ensure that it will be able to continue as a going concern. The capital structure of the Company consists of equity attributed to the holders of equity instruments of the Company, such as capital, reserves and accumulated losses as mentioned in the consolidated statements of changes in equity. The Company makes the necessary adjustments in light of changes in the economic circumstances, risks associated to the different assets and the projected cash needs of the current and projected research activities. On December 31, 2025, cash and cash equivalents amounted to $3.5 billion current financial assets amounted to $0.9 billion and total capital amounted to $7.3 billion. The current cash situation and the anticipated cash generation and usage are the most important parameters in assessing the capital structure. The Company’s objective is to maintain the capital structure at a level to be able to finance its activities for at least twelve months. Cash income from operations is taken into account and, if needed and possible, the Company can enter into financing agreements or issue new shares.
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
The Company's commercial revenue are concentrated as discussed in “Note 16 — Segment Reporting”, on a limited number of U.S. customers with high quality creditworthiness. The Company sets customer specific credit limits in order to reduce credit risk from commercial payors.

The Company applied the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for trade receivables. To measure the expected credit losses, receivables have been grouped based on credit risk characteristics and the days past due. The provision for expected credit losses was not significant given that there have been no credit losses over the last three years and the high quality nature of the Company’s customers.
Cash and cash equivalents and current financial assets are invested with several highly reputable banks and financial institutions. The main purpose of the Cash Investment Policy is to preserve the available cash and to ensure sufficient short-term liquidity at all times. Therefore, the Company holds its cash and cash equivalents, in addition to current financial assets mainly with banks which are independently rated A- or higher. Amounts of cash held with banks rated lower than A- are limited to insignificant balances. The maximum amount and tenor of term accounts depends on the rating of the counterparty bank. The Company also holds cash equivalents in the form of money market funds with a low historical volatility. These money market funds are highly liquid investments and can be readily convertible into a known amount of cash. The company has adopted a policy whereby money market funds must have a minimum rating of
A, and whereby 95% of its money market funds should have a AAA-rating.
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
As of December 31, 2025, the Company had lines of credit totaling $29 million with financial institutions mainly relating to leasing guarantees.
Interest rate risk
The only variable interest-bearing financial instruments are cash and cash equivalents and current financial assets.
Changes in interest rates may cause variations in interest income resulting from short-term interest-bearing assets. Lower short-term interests may have a negative impact on the interest income of the Company.
For the year ended December 31, 2025, if applicable interest rates would increase/decrease by 50 basis points, this would have a positive/negative impact of $22 million (compared to $8 million for the year ended December 31, 2024 and $8 million for the year ended December 31, 2023if applicable interest rates would increase/decrease by 25 basis points).
Foreign exchange risk
The Company undertakes transactions denominated in foreign currencies, causing exposures to exchange rate fluctuations. The Company is mainly exposed to the Euro, Japanese yen, British pound and Swiss franc. To limit this risk, the Company attempts to align incoming and outgoing cash flows in currencies other than USD. The Company further limits its non-USD liquidity holdings when possible.
The net exposure to exchange differences of the monetary assets (being from cash and cash equivalents, in addition to current financial assets) of the Company at the end of the reporting period are as follows:

	As of December 31,
(in thousands of $)	2025	2024	2023
EUR	155,757	756,676	923,773
Other currencies	1,258	1,679	8,708
On December 31, 2025, if the EUR would have strengthened/weakened versus the USD by 10%, this would have had a negative/positive impact of $16 million, compared to $76 million and $92 million on December 31, 2024 and
December 31, 2023, respectively. If other currencies would have strengthen or weakened against the USD by 10%, this would have had no significant impact in all reported periods.

25. Related Party Transactions
25.1. Relationship and transactions with joint venture entity
In 2022, the University of Colorado Anschutz Medical Campus and the University of Colorado Health (UCHealth)
created an asset-centric spin-off, OncoVerity, Inc (OncoVerity), focused on optimizing and advancing the development of cusatuzumab, a novel anti-CD70 antibody, in AML. OncoVerity is an entity of co-creation, combining the extensive translational biology insights from Dr. Clayton Smith, M.D. from the University of Colorado with our experience on the
CD70/CD27 pathway. argenx contributed $7 million in 2025 ($7 million and $13 million in 2024 and 2023 respectively).
The investment has been accounted under IAS 28 Investment in associates and Joint Ventures using the equity method of accounting and has been designated as an “Investment in a joint venture” in the consolidated statements of financial position. The share of net loss resulting from investment in joint ventures is presented in consolidated statements of profit or loss as “Loss from investment in a joint venture”. The cash contributions made by the Company to the Joint
Venture is reported under Cash flow from investing activities under “Investment in a joint venture”.
25.2. Relationship and transactions with subsidiaries
See ‘‘Note 29 — Overview of Consolidation Scope’’ for an overview of the consolidated companies of the group, which are all wholly-owned subsidiaries of argenx SE.
Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.
25.3. Relationship and transactions with key personnel
The Company’s key management personnel consists of the members of the management team and the members of the board of directors.
Remuneration of key management personnel
On December 31, 2025, the Senior Management Team consisted of eight members: Chief Executive Officer, Chief
Operating Officer, Chief Financial Officer, Chief Scientific Officer, General Counsel, Chief Medical Officer, Vice
President Corporate Development and Strategy and Global Head of Quality Assurance. They provide their services on a full-time basis.
On December 31, 2025, the board of directors consisted of eight Non-Executive Directors: Peter Verhaeghe, Pamela
Klein, Anthony Rosenberg, James Daly, Camilla Sylvest, Ana Céspedes, Steve Krognes, Brian Kotzin, and one executive director, Tim Van Hauwermeiren.
Only the CEO is a member of both the Senior Management Team and the Board of Directors. The CEO does not receive any remuneration for his membership of the Board of Directors, as this is part of his total remuneration package in his capacity as member of the Senior Management Team.
The remuneration package of the members of key management personnel comprises:

	Year Ended December 31,
(in thousands of $, except for the number of stock options & RSUs)	2025	2024	2023
Remuneration of key management personnel
Short-term benefits for the Senior Management Team
Gross salary	$5,285	$4,529	$4,161
Variable pay	3,276	3,084	2,816
Employer social security	2,497	1,473	807
Other short term benefits	497	672	545
Post-employment benefits for the Senior Management	327	274	167
Cost of stock options granted in the year for the Senior Management Team	16,819	17,758	27,983
Cost of restricted stock units granted in the year for the Senior Management Team	—	16,211	11,694
Cost of performance stock units granted in the year for	13,899	—	—
Employer social security cost related to stock options	1,432	2,825	(494)
Total benefits for key management personnel	44,032	46,826	47,679
Numbers of stock options granted in the year
Senior Management Team	73,091	98,306	132,100
Numbers of restricted stock units granted in the year
Senior Management Team	—	36,365	30,425
Numbers of performance stock units granted in the year
Senior Management Team	24,742	—	—
Remuneration of Non-Executive Directors
Board fees and other short-term benefits for Non-	774	731	533
Cost of stock options granted in the year for Non-	—	—	2,280
Cost of restricted stock units granted in the year for Non- Executive Directors	3,159	4,511	1,034
Total benefits for Non-Executive Directors	$3,933	$5,242	$3,846
Numbers of stock options granted in the year
Non-Executive Directors	—	—	12,400
Numbers of restricted stock units granted in the year
Non-Executive Directors	5,624	10,118	2,713
Other
No loans, quasi-loans or other guarantees were given by the Company or any of its subsidiaries to members of the Senior
Management Team or the Board of Directors. We have not entered into transactions with the Company’s key management personnel, other than as described above with respect to remuneration arrangements relating to the exercise of their mandates as members of the Senior Management Team and the Board of Directors.
26. Contingencies
The Company is currently not facing any outstanding claims or litigation that may have a significant adverse impact on the Company’s consolidated financial position.
27. Commitments
In February 2019, the Company entered into a global collaboration and license agreement with Halozyme Therapeutics, which was later amended in September 2020 and again in September 2024.
Under the terms of the agreement, the Company will pay up to $40 million to achievement of specific regulatory and sales-based milestones related specifically to its FcRn target. This amount represents the maximum amount that would be paid if all milestones would be achieved but excludes variable royalty payments based on unit sales.

Further, the Company will pay up to $78 million per other non-FcRn target subject to achievement of specified development, regulatory and sales-based milestones. This amount represents the maximum amount that would be paid per target if all milestones would be achieved but excludes variable royalty payments based on unit sales. The Company has a total of six nominated targets under this agreement including its FcRn target.
The Company’s commercial supply is manufactured in collaboration with Lonza and Fujifilm. In the aggregate, the
Company has outstanding commitments for efgartigimod under these commercial supply agreements amounting to approximately $1.3 billion. These agreements provide commercial supply of efgartigimod to the Company’s global commercial operations through facilities in the U.S., Europe and Asia.
28. Audit Fees
The following auditors’ fees were expensed in the consolidated statements of profit or loss and the consolidated statements of other comprehensive income or loss:

	Year Ended December 31,
Fees (in thousands of $)	20251)	20242)	20232)
Audit fees	$2,633	$2,657	$1,979
Audit-related fees	705	597	330
Total	$3,338	$3,254	$2,309
1)Audit services performed by EY Accountants B.V. as the external auditor in 2025 referred to in Section 1 of the Dutch Accounting Firms
Oversight Act (Wta) as well as by the EY network.. In 2025, audit and audit related fees of EY Accountants B.V. (excluding its member firms and/or affiliates) amounted to $973 and $677, respectively.
2)Audit services performed by Deloitte Accountants B.V. as the external auditor referred to in Section 1 of the Dutch Accounting Firms Oversight
Act (Wta) as well as by the Deloitte network
At the meeting held on May 7, 2024, the Company’s general assembly of shareholders appointed EY Accountants B.V.
as external auditor for the financial year ending December 31, 2025. Deloitte Accountants B.V. completed its mandate as external auditor as of the financial year ending December 31, 2024.

29. Overview of Consolidation Scope
The parent company argenx SE is domiciled in the Netherlands. The Company, argenx SE, has one subsidiary, argenx
BV, which is based in Belgium. argenx BV has sixteen subsidiaries. Details of the Company’s consolidated entities at the end of the reporting period are as follows:

Name	Country	Participation
argenx SE	the Netherlands	100%
argenx B.V.	Belgium	100%
argenx Benelux B.V.	Belgium	100%
argenx US, Inc.	USA	100%
argenx Australia Pty. Ltd.	Australia	100%
argenx Austria Services GmbH	Austria	100%
argenx Brasil Produtos Farmacêuticos Ltda	Brazil	100%
argenx Canada Inc.	Canada	100%
argenx France SAS	France	100%
argenx Germany GmbH	Germany	100%
argenx Italy S.r.l.	Italy	100%
argenx Japan KK.	Japan	100%
argenx Netherlands Services B.V.	the Netherlands	100%
argenx Spain S.L.	Spain	100%
argenx Spain S.L. - Sucursal em Portugal	Portugal	100%
argenx Switzerland, S.A.	Switzerland	100%
argenx UK Ltd.	United Kingdom	100%
Broteio Pharma B.V.	the Netherlands	100%
30. Events After the Balance Sheet Date
No events have occurred after the balance sheet date that could have a material impact on the consolidated financial statements.

(This page has been left blank intentionally.)